Form 20-F
period 2000-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2001-02-21
CIK 1035497

As Filed with the Securities and Exchange Commission on February 21, 2001
-------------------------------------------------------------------------------


                               UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 FORM 20-F

    (Mark One)

              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
              OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
       X        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 2000
                                     OR
             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _______________ to _______________


                   Ciba Specialty Chemicals Holding Inc.

           (Exact name of Registrant as specified in its charter)

                                Switzerland

              (Jurisdiction of incorporation or organization)

                             Klybeckstrasse 141

                                 4002 Basel

                                Switzerland

                  (Address of principal executive offices)
 Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class                            Name of each exchange
-----------------------------                       on which registered
                                                 -------------------------
 American Depositary shares,                     New York Stock Exchange
 Each representing one half of
 one ordinary share,
 nominal value CHF 10 per share

 Ordinary shares, par value CHF 10 per share*

      *Not for trading but only in connection with the registration of the American Depositary Shares pursuant
      to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                    None
                              ----------------
                              (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act.

                                    None
                              ----------------
                              (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report, December 31, 2000.

                        72,130,117 Registered Shares
                 -----------------------------------------
  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes       X       No
                        ------------     ----------
   Indicate by check mark which financial statement item the registrant has elected to follow.

                 Item 17              Item 18      X
                        ------------         ------------

-------------------------------------------------------------------------------

                             Table of Contents

                                                                          Page
                                                                          ----
Introduction................................................................1

Currency Translation........................................................1

Cautionary Statement Regarding Forward-Looking Statements...................1

PART I     .................................................................2
  Item 1.  Identity of Directors, Senior Management and Advisors............2
  Item 2.  Offer Statistics and Expected Timetable..........................2
  Item 3.  Key Information..................................................2
  Item 4.  Information on the Company......................................11
  Item 5.  Operating and Financial Review and Prospects....................37
  Item 6.  Directors, Senior Management and Employees......................69
  Item 7.  Major Shareholders and Related Party Transactions...............76
  Item 8.  Financial Information...........................................77
  Item 9.  The Offer and Listing...........................................78
  Item 10. Additional Information..........................................80
  Item 11. Quantitative and Qualitative Disclosures About Market Risk......87
  Item 12. Description of Securities Other than Equity Securities..........88

PART II    ................................................................89
  Item 13  Defaults, Dividend Arrearages and Delinquencies.................89
  Item 14. Material Modifications to the Rights of Security Holders and
             Use of Proceeds...............................................89
  Item 15. [Reserved]
  Item 16. [Reserved]

PART III   ................................................................89
  Item 17. Financial Statements............................................89
  Item 18. Financial Statements............................................89
  Item 19. Exhibits........................................................89

Signature  ................................................................91

                                Introduction

     This Annual Report on Form 20-F relates to the registered shares with a nominal value of 10 Swiss francs per share (the "Shares") of Ciba Specialty Chemicals Holding Inc., the American Depositary Shares ("ADSs"), each representing one half of one Share, and the American Depositary Receipts ("ADR") evidencing the ADSs under the Deposit Agreement among the Company, Citibank, N.A. (the "Depositary"), and the registered holders and beneficial owners from time to time of the ADRs.

     In this Annual Report, the "Company" refers to Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries. In certain cases, where indicated or where the context requires it, the "Company" refers to Ciba Specialty Chemicals Holding Inc.

     The consolidated financial statements and selected consolidated financial data as of December 31, 2000, 1999, 1998 and 1997, and for each of the years in the four-year period ended December 31, 2000 (the
"Consolidated Financial Statements"), included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Statements in this Annual Report with respect to such financial information are based on U.S. GAAP information. Financial data for the year 1996 for the specialty chemicals business of Ciba-Geigy Limited ("Ciba-Geigy"), the immediate predecessor to the Company, were derived from the financial data of Ciba-Geigy and prepared under International Accounting Standards. No such data has ever been prepared under U.S. GAAP. The systems that generated the financial data from that period have been dismantled and the responsibility for any such records now lies with Novartis AG ("Novartis"). Accordingly, it is not practicable to convert those data from International Accounting Standards to U.S. GAAP.


                            Currency Translation

     Unless otherwise indicated, all amounts herein are expressed in Swiss francs ("CHF" or "Sfr") or United States dollars ("U.S. dollars", "dollars", "USD", "US$" or "$"). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000, which was CHF 1.6202 per US$
1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2000, 1999 and 1998, and for each of the years in the three year period ended December 31, 2000, included in Item 18 of this annual report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.


                            Cautionary Statement
                   Regarding Forward-Looking Information

     This document contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company's management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in "Item 4. Information on the Company" and "Item 5. Operating and financial review and prospects" with regard to trends, revenues, net income, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, patents, outlook for 2001 and beyond, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward looking statements. For more information regarding some of these factors, see "Item
3. Key Information--Risk Factors."

                                   PART I

Item 1.  Identity of Directors, Senior Management and Advisors

     Not applicable.


Item 2.  Offer Statistics and Expected Timetable

     Not applicable.


Item 3.  Key Information

Selected Financial Data

     The tables below set forth selected consolidated financial data for the Company for the periods indicated and are qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects".

     The selected consolidated financial data as of December 31, 2000, 1999, 1998 and 1997, and for each of the years in the four-year period ended December 31, 2000, have been prepared in accordance with U.S. GAAP. Financial data for the year 1996 for the specialty chemicals business of Ciba-Geigy was derived from the financial data of Ciba-Geigy and was prepared under International Accounting Standards. No such data has ever been prepared under U.S. GAAP. The systems that generated the financial data from that period have been dismantled and the responsibility for any such records now lies with Novartis. Accordingly, it is not practicable to convert those data from International Accounting Standards to U.S. GAAP.


                                                                                U.S. GAAP

                                                          ------------------------------------------------------

                                                               2000         1999          1998         1997
                                                          ------------- ------------- ------------- ------------
                                                             (in millions of CHF, except percentages, share,
                                                                 per share and number of employees data)

Results of operations

Net sales...............................................       7 902        7 244         6 632        6 196
Operating income (loss).................................         876          632          (528)         357
Income (loss) from continuing operations (1)............         418          238          (971)         222
Income (loss) from discontinued operations, net of tax
  (2)(3)................................................          34           87           (13)          60
Net income (loss) (4)...................................         452          325          (984)         282

Basic earnings (loss) per share:
  Continuing operations (1).............................        6.31         3.58        (14.65)        3.25
  Discontinued operations (3)...........................        0.50         1.31         (0.20)        0.88
  Net income (loss) (4).................................        6.81         4.89        (14.85)        4.13
Diluted earnings (loss) per share:
  Continuing operations (1).............................        6.31         3.58        (14.65)        3.25
  Discontinued operations (3)...........................        0.50         1.31         (0.20)        0.88
  Net income (loss) (4).................................        6.81         4.89        (14.85)        4.13

Equity per share (5)....................................       56.82        54.74         48.94        68.58
Dividend per share (6)..................................        2.00         2.00          2.00         2.00

Weighted average number of Shares outstanding:
  Basic.................................................  66 311 879   66 454 357    66 293 130   68 158 845
  Diluted...............................................  66 311 879   66 462 898    66 293 130   68 158 845

Other data - continuing operations
Net sales growth percentage.............................           9%           9%            7%          14%

Restructuring and special charges (7)...................           2            0         1 286          296
EBITDA (8), before restructuring and special charges....       1 348        1 086         1 175          972




                                                                                U.S. GAAP
                                                          ------------------------------------------------------

                                                               2000         1999          1998         1997
                                                          ------------- ------------- ------------- ------------
                                                             (in millions of CHF, except percentages, share,
                                                                 per share and number of employees data)
EBITDA margin (9), before restructuring and special
  charges................................................       17.1%        15.0%         17.7%        15.7%

Capital expenditures.....................................        249          267           396          413
Depreciation and amortization............................        470          454           418          319
Research and development.................................        293          256           249          250
Personnel costs .........................................      2 047        1 836         1 883        1 650

Number of employees at year end..........................     20 306       20 117        21 148       18 137

Balance sheet data
Current assets...........................................      4 797        4 272         4 284        4 734
Property, plant and equipment, net.......................      3 787        3 914         3 853        3 454
Total assets.............................................     12 105       12 407        12 045       10 151
Short-term debt..........................................        371        1 174         1 905        1 814
Long-term debt...........................................      3 859        4 265         3 648          294
Common stock.............................................        721          721           721          721
Shareholders' equity.....................................      3 754        3 638         3 252        4 553

Business segment data
Additives (10)(11)
  Net sales..............................................      3 740        3 443         2 921        2 349
    Additives excluding Water Treatments.................      2 644        2 426         2 199        2 349
    Water Treatments.....................................      1 096        1 017           722            -
  Operating income ......................................        561          461           497          377
    Additives excluding Water Treatments.................        483          411           412          377
    Water Treatments.....................................         78           50            85            -
  EBITDA (8).............................................        763          647           672          498
    Additives excluding Water Treatments.................        627          533           532          498
    Water Treatments.....................................        136          114           140            -
  EBITDA margin (9)......................................       20.4%        18.8%         23.0%        21.2%
    Additives excluding Water Treatments.................       23.7%        22.0%         24.2%        21.2%
    Water Treatments.....................................       12.4%        11.2%         19.3%            -

Colors (12)
  Net sales..............................................      2 620        2 396         2 344        2 485
  Operating income ......................................        321          231           207          276
  EBITDA (8).............................................        452          356           327          401
  EBITDA margin (9)......................................       17.2%        14.9%         14.0%        16.1%

Consumer Care (13)
  Net sales..............................................      1 542        1 405         1 367        1 362
  Operating income ......................................        184          146           149          137
  EBITDA (8).............................................        239          203           206          192
  EBITDA margin (9)......................................       15.5%        14.4%         15.1%        14.1%

Discontinued operations (14)
Performance Polymers business
  Net sales..............................................        774        1 729         1 791        1 626
  Operating income (loss)................................         57          131          (17)           82
  Gain on sale, net of tax  .............................         34            -             -            -
  EBITDA (8).............................................       n.m.          193           140          217
  EBITDA margin (9) .....................................       n.m.         11.2%          7.8%        13.3%

---------------------------------------------------------------------------------------------------------------

(1) Included in income from continuing operations is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 274 million or CHF 19.22 per share in 1998 and CHF 222 million or CHF 3.27 per share in 1997.

(2) The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company's Performance Polymers business which was sold on May 31, 2000. This gain includes income from operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. (See footnote (14) below).

(3) Included in income from discontinued operations is restructuring and special charges, net of tax of CHF 68 million or CHF 1.03 per share in 1998 and CHF 56 million or CHF 0.82 per share in 1997.

(4) Included in net income is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 342 million or CHF 20.24 per share in 1998 and CHF 278 million or CHF 4.09 per share in 1997.

(5) Equity per share is calculated by dividing the total shareholders' equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.

(6) The 2000 dividend per share is presented based on the proposal to the shareholders' meeting in 2001, based on 2000 results, and is subject to shareholders' approval. The dividend per share for 2000, based on the US$ exchange rate of December 31, 2000, is US$ 1.23. Based on the US$ exchange rate at the respective payment dates of the 1999, 1998 and 1997 dividends, the US$ equivalent of the dividends per share was US$ 1.25, US$ 1.36 and US$ 1.34, respectively.

(7) Included in the 1998 restructuring and special charges is CHF 1 012 million for the write-off of acquired in-process research and development costs associated with the acquisition of Allied Colloids.

(8) EBITDA is calculated as operating income plus depreciation and amortization.

(9)  EBITDA margin is EBITDA expressed as a percentage of net sales.

(10) The net sales, EBITDA and EBITDA margin have been restated in 1998 to reflect the combination of the Company's Additives business with the Company's Water Treatments operations to create a new enlarged Additives division in 1999. Supplemental financial data for the Additives business, excluding the Water Treatments business, and the Water Treatments business unit has been presented to provide additional transparency of the division's results.

(11) Financial data for the Water Treatments business unit in 1998 is presented for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

(12) The net sales, EBITDA and EBITDA margin have been restated in 1997 to reflect the combination of the Company's Pigments and Textile Dyes business and the transfer of certain products of the former Textile Dyes division to the Consumer Care division to form the Colors division in 1998.

(13) For comparative purposes, the 1997 Consumer Care financial data have been restated to reflect the effects of products transferred from the former Textile Dyes division.

(14) Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division's business and do not include an allocation of the Company's interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. (See Note 3 to the Consolidated Financial Statements).

n.m. Data is not meaningful as the Performance Polymers business was sold on May 31, 2000 (see footnote (14) above).


Exchange Rate Information

     The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

                          Average(1)         High             Low        Period
                                                                            End
    ---------------------------------------------------------------------------

    Year

    1997.................    1.4526         1.5136          1.4051      1.4547
    1998.................    1.4509         1.5255          1.3485      1.3789
    1999.................    1.5151         1.5991          1.4163      1.5991
    2000.................    1.6930         1.8250          1.5526      1.6202

    Months
    2000
        July.............................   1.6800          1.6220      1.6689
        August...........................   1.7425          1.6758      1.7425
        September........................   1.7870          1.7230      1.7265
        October..........................   1.8250          1.7328      1.7978
        November.........................   1.8085          1.7365      1.7365
        December.........................   1.7365          1.6202      1.6202
    2001
        January..........................   1.6582          1.6025      1.6425
        February (through February 12)...   1.6707          1.6330      1.6557

   -----------------------------------------------------------------------------
   (1) Represents the average of the Noon Buying Rates on the last business day of each month during the relevant year.

     Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of the Shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Swiss francs on the shares of the Company represented by the ADSs. In addition, such fluctuations (as well as fluctuations between the Swiss franc and other currencies) affect the presentation of the Company's operating results and financial condition in its financial statements, which are denominated in Swiss francs, and the results of its operations and financial condition. See "Item 5. Operating and Financial Review and Prospects".

Risk Factors

     Prospective purchasers of the ADRs of the Company should consider carefully all of the information set forth in this annual report and, in particular, should evaluate the following risks in connection with an investment in the ADRs. Information contained or incorporated by reference in this annual report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "opinions" "expects," "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company's beliefs about trends in the specialty chemicals industry and its views about the long-term future of the industry and the Company. See, e.g., "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

     The Company is subject to various changing competitive, economic, political, legal and social conditions. These conditions are described below:

     As an international business, the Company is exposed to various global and local business risks that may have a material adverse effect on its financial condition and results of operations.

     The Company has a small home market for its products and has for many years operated on a global basis. The Company currently has manufacturing facilities in 26 countries and sales organizations in more than 120 countries. This means the Company is confronted with different complex legal and regulatory requirements in many jurisdictions. These include tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries and different intellectual property regimes. The Company's international operations also expose it to different local business risks and challenges. The Company's overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business.

     The Company's results of operations and financial position also are affected by developments and trends in the world economy. During the second half of 1998, for example, the continuation of the Asian economic crisis combined with further negative economic developments in Eastern Europe and Latin America as well as a weakening business environment in the United States and certain Western European countries towards the end of the year resulted in declining demand in the industries of many of the Company's customers. As a consequence, sales into certain regions, particularly Asia, decreased and the Company's results of operations and financial position were adversely affected. Economic recovery in the affected countries, and the improved economic conditions in these countries, may not continue and it is possible that a similar economic crisis may recur in Asia or elsewhere. Such a recurrence may have a material adverse effect on the Company's results and financial condition.

     The Company currently has operations in more than 120 countries, and its results of operations may be adversely affected by currency fluctuations.

     The results of the operations and the financial position of the Company's subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company's combined financial statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company's operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company's results between financial periods. The Company's results and financial condition are particularly affected by significant changes in the value of the Euro, U.S. dollar and Swiss franc relative to each other. For more information, see "Item 5. Operating and Financial Review and Prospects--Currency Trends" in this annual report.

     Significant competition may force the Company to reduce its product prices which may adversely impact its results of operations.

     The Company currently faces significant competition in the markets in which it operates. Although competition in specialty chemicals is based upon a number of considerations, such as product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, price competition does exist in certain of the Company's markets due to factors such as industry overcapacity and low-cost local competition. Increased price competition may also occur in certain product areas due to consolidation and globalization among the Company's customers and competitors and as industry segments mature. As a result of the trends toward global expansion and consolidation by competitors, the Company anticipates that it will continue to face new competitive challenges as well as additional risks inherent in international operations in developing regions.

     The Company's inability to remain technologically innovative and to offer improved products and applications cost-effectively could negatively impact its operating results.

     The Company's operating results depend to a significant extent on its ability to be a low-cost producer of its core products and to continue to introduce new products and applications that offer distinct value in use for its customers. In many of the industry sectors to which the Company sells its products, products are subject to a traditional product life cycle. The Company must devote significant resources to the development of new technologically advanced products and applications.

     The cyclicality in the various industries served by the Company may have a material adverse effect on the Company's business and financial condition.

     The Company's results are affected by cyclicality in various industries served directly or indirectly by the Company, including the automotive, plastics, textiles and clothing, paper, packaging, paint and coating, electronics and construction industries. Such cyclicality in specialty chemicals is, however, less pronounced than in base chemicals. Industry cyclicality may affect particular divisions of the Company at different times and in different geographical regions. In the past, to some extent there have been offsetting effects because of these timing differences with one division being affected by a downturn of the economy while others were not affected or affected to a lesser extent. There is no guarantee that this may continue in the future. The Company's results of operations and financial position have in the past been affected adversely, for example, by slow growth in the textile and paper industries, reduced demand in the automotive industry and by declining demand in a number of industries. The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue and, the Company will continue to experience periods of overcapacity, declining prices and lower profit margins. In addition, external factors beyond the Company's control, such as general economic conditions, competitors' actions, international events and circumstances and governmental regulation in the United States and in other foreign jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in the Company's prices, volumes and margins.

     The Company depends upon proprietary technologies, and its competitive position may be adversely affected if it fails to protect its intellectual property rights or is subject to claims that it is infringing upon the rights of others.

     Proprietary rights are important to the success and competitive position of the Company. If the Company is unable to maintain the relative exclusivity of certain of its products following patent expiration, through manufacturing scale, technical know-how, advanced applications and service expertise, increased competition may result with consequent erosion of profit margins. Actions taken by the Company to protect its proprietary rights may be insufficient to prevent others from developing similar products to those of the Company. In addition, the laws of many foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of Switzerland, other European countries, the United States and Japan.

     In the past the Company has received communications asserting that its products or their applications infringe on the proprietary rights of others. Currently, there is no material pending litigation against the Company regarding any intellectual property claim but there could be claims in the future. Such claims, with or without merit, and whether initiated by the Company or another party, could subject the Company to costly and time-consuming litigation and divert its technical and management personnel from their regular responsibilities. Furthermore, successful claims against the Company could suspend the manufacture of products using the contested invention.

     Any disruption or deterioration in the quality of the raw materials available for the Company's products may have a material adverse effect on the results of the Company's operations.

     The Company utilizes specialty chemicals and base chemicals as its main raw material in its manufacturing process. Raw material costs represent a significant component of the Company's cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. As a result of these factors, the Company's operating margins may decrease if it cannot pass on increased raw material prices to customers, if prices for its products decrease faster than raw material prices or if the price it pays under long-term supply contracts is above the market price.

     There have been in the past, and may be in the future, periods of time during which raw material price increases cannot be passed on to customers in whole or in part. Even in periods during which raw material prices decrease the Company may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of its products. Historically, the Company typically has not entered into hedging arrangements with respect to prices of raw materials but the Company has entered into long-term supply contracts for some raw materials. Any major dislocation in the supply or price of these raw materials or any material difference between the price the Company pays under its supply contracts and market price may have a material adverse effect on its financial condition and results of operations. Additionally, the Company requires raw materials to be of a satisfactory standard for manufacturing its products. Any deterioration in the quality of the raw materials available to the Company may adversely impact the Company's ability to manufacture its products to an acceptable standard and may have a material adverse effect on the results of its operations. Even if it could obtain acceptable substitute raw materials, the Company could incur increased expenses in securing the raw materials from an alternative source and suffer reduced profit margins and an adverse impact on its business.

     Environmental laws and regulations may expose the Company to liability and result in increased costs.

     The Company's business is subject to stringent environmental laws and regulations in the various countries in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in its current and historical activities. See "Item
4. Information on the Company--Environmental Matters" in this annual report.

     The Company's business may be adversely affected by rigorous health and safety regulation.

     Certain of the Company's products are subject to rigorous health and safety regulations. There is a risk that key raw materials or one of the Company's products may be recharacterized as having a toxicological or health related impact on the environment or on its customers or employees. Health and safety regulations are continually strengthened and relevant raw materials or products may be banned or the Company may incur increased costs in complying with new requirements.

     Liabilities arising from the development, manufacturing and use of the Company's products may adversely impact the Company's financial condition.

     The Company's operations are subject to various hazards associated with the production of chemicals, including the use, handling, processing, storage and transportation of hazardous materials. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and environmental damage, and may result in the suspension of operations and the imposition of civil and criminal liabilities. The Company has been subject to claims of injury from direct exposure to such materials and from indirect exposure when such materials are incorporated into other companies' products. As a result of past or future operations, there may be additional claims of injury by employees or members of the public due to exposure, or alleged exposure, to such materials. Furthermore, the Company also has exposure to present and future claims with respect to workplace exposure, workers' compensation and other matters arising from events both prior to and after the date of this Annual Report. The Company cannot accurately predict the actual amount of these liabilities or the timing thereof, if any.

     Change of control provisions and limitations on shareholder voting rights may render the Company an unattractive target for any transaction in which the Company's investors could receive a premium for their Shares or ADRs.

     Certain tax considerations, contractual arrangements with Novartis and restrictions on the voting rights of shareholders of the Company may make an acquisition of the Company less likely, and thus may limit any opportunity for the Company's shareholders to receive a premium for their Shares or ADRs. Because the spin-off of the Company from Novartis qualified as a tax exempt transaction under Swiss tax law, the Company may be restricted from disposing of certain assets, and may face adverse Swiss tax consequences if a change of control in the Company occurs. Similarly, the Company may face adverse tax consequences in foreign jurisdictions if certain material parts of the business are divested. Accelerated vesting provisions and the elimination of restriction periods under one or more employee incentive plans instituted by the Company could result in a significant cost to the Company in the event of a change of control not recommended by the Company's board of directors.

     Additionally, a change in control of the Company or a sale of substantially all the assets of the Company could relieve Novartis of its contractual obligation to indemnify the Company for a portion of specified environmental liabilities arising from prior activities of the predecessor of the Company in the United States.

     Pursuant to the Company's articles of association, no shareholder or group of shareholders of the Company will be recognized in the Company share register as owning the voting rights of more than 2 percent of the Company's share capital. No shareholder or group of shareholders may represent more than 5 percent, by proxy or otherwise, of the Company's share capital at a shareholders' meeting.

     Under certain circumstances, the Company may not be permitted to continue to use the name "CIBA", which could adversely affect its brand name recognition and its results of operations.

     Pursuant to an agreement between the Company and Novartis, the Company is permitted to use "Ciba Specialty Chemicals" as part of its registered corporate name, while Novartis may continue to use the name "Ciba" in the Ciba Vision Group and in certain other cases. The Company is entitled to use the "Ciba" trademarks and trade names outside the core business of Novartis (pharma specialties, pharma OTC and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis remains entitled to continue to use trademarks and trade names containing the term "Ciba" as they were being used at the date of the Spin-off. In addition, Novartis is entitled to use trademarks and tradenames containing the term "Ciba" in the areas for its marketing concept for the "Ciba" line of pharmaceutical products and for products and services of the Ciba Vision Group. In addition, the Master Spin-off Agreement entered into by the Company and Novartis includes provisions which specify that upon the occurrence of certain change of control events or acquisitive transactions involving the Company or other members of the Company, or in the event any member of the Company begins to compete materially with Novartis' business as in existence as of the time of the Spin-off, the Company may be required to cease using "Ciba" as a corporate name or to pay Novartis significant liquidated damages for its continued use. The above restrictions could affect the Company's ability to conduct its business with its present and future customers. Even if the Company is able to establish brand name recognition under a new name, it may incur significant expenses in doing so, which could adversely affect its future results of operations.

     The introduction of the Euro and the replacement of currencies in which the Company presently conducts business may adversely affect the operations of the Company

     On January 1, 1999, eleven (2001: twelve) of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the Euro as their new common currency. The Euro trades on currency exchanges while the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. The Company conducts a portion of its operations in the EU and in countries that have adopted the Euro, and therefore the introduction of the Euro is likely to have an impact on these operations. For more information, see "Item 5. Operating and Financial Review and Prospects--Supplemental Information--Euro conversion" in this annual report.

     The Company's share price may be highly volatile and subject to sudden and significant drops.

     The trading price of the Shares and the ADRs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in the Company's financial performance, regulatory and business conditions in the specialty chemicals industry, general international economic trends and other factors, some of which are unrelated to the operating performance of the Company. From time to time, following periods of volatility in the market price of a company's securities, securities litigation has been instituted against that company.

The institution of any such litigation against the Company could result in substantial costs and a diversion of the Company's management's attention and resources, which could materially adversely affect its business, results of operation and financial condition.

Item 4.  Information on the Company

History and Development

     Ciba Specialty Chemicals Holding Inc. was first registered as a corporation in Switzerland on April 24, 1996, and began to conduct the specialty chemicals business of the former Ciba-Geigy Limited ("Ciba-Geigy") as of January 1, 1997. Until the merger of Ciba-Geigy and Sandoz Limited ("Sandoz") into Novartis AG ("Novartis"), as described below, the businesses of the Company were part of Ciba-Geigy. Ciba-Geigy was formed in 1970 through the merger of CIBA Aktiengesellschaft ("CIBA") and J.R. Geigy AG ("Geigy"), two Basel, Switzerland-based chemicals and pharmaceuticals multinationals.

     Ciba Specialty Chemicals Holding Inc.'s registered office is located at Klybeckstrasse 14, CH-4002 Basel, Switzerland, telephone +41 61 636 1111.

     The Company's roots go back to 1757 when Geigy, the oldest chemical company in Basel began trading in chemicals and dyes. In 1925, Geigy began research into textile chemicals and in the 1930s turned its attention to agrochemicals. A pharmaceuticals division was formed in 1938.

     In 1970, Geigy merged with CIBA, a chemical company founded in 1884 in Basel. CIBA developed its first pharmaceutical products in 1889 and added other products such as textile auxiliaries and finishing products, cosmetics and plastics in the 1920s. It introduced epoxy resins in 1946 and began to manufacture plant protection products in 1954, followed by products for animal health and hygiene in 1959.

     On March 7, 1996, the boards of directors of Ciba-Geigy and Sandoz announced the merger of the two companies to form Novartis (the "Merger"). The Merger was approved at the shareholders' meetings of Ciba-Geigy and Sandoz on April 23, 1996 and April 24, 1996, respectively. As part of their vote on the Merger, the shareholders of Ciba-Geigy and Sandoz also approved the spin-off to the stockholders of Novartis of Ciba-Geigy's specialty chemicals divisions - Additives, Consumer Care, Pigments, Performance Polymers and Textile Dyes (the "Spin-off"). The Merger became effective on December 20, 1996. On March 13, 1997, the former Ciba-Geigy specialty chemical divisions were listed on the Swiss Exchange as an independent new enterprise, Ciba Specialty Chemicals Holding Inc.

     In connection with the Spin-off, the Company issued 72 105 116 Shares and an equal number of rights to subscribe for such Shares at a subscription price equal to CHF 10 per Share. On February 25, 1997, holders of shares of Novartis were issued one right for each Novartis share held by them. A syndicate of banks subscribed for all the Shares issued by the Company for CHF 721 051 160. The Company used substantially all of the proceeds of such subscription to repay an advance made by Novartis in connection with the Spin-off. In a rights offering, the banks offered the Shares for subscription by the holders of rights. In addition, the banks made a rights bid in which they offered to purchase any rights tendered to them for CHF 90 per right. Following the consummation of the rights offering and the rights bid, on March 13, 1997, the banks sold in a global offering 3 013 489 Shares at a price of CHF 110 per Share. The Shares sold in the global offering consisted of Shares acquired by the banks through the exercise of rights purchased by them in the rights bid and Shares sold to the banks by Novartis. The Company did not receive any proceeds from the global offering.

     Effective January 1, 1998, the Company and Witco Corporation (Witco) exchanged, in a one-for-one transaction, the Additives division's PVC heat stabilizer business for Witco's epoxy systems and adhesives business. The transaction was accounted for as a sale and a purchase. The business acquired was integrated into the Performance Polymers division, which was sold on May 31, 2000, and is included in discontinued operations in the Consolidated Financial Statements. The resulting goodwill is being amortized over 20 years. The Company's non-cash gain on the assets sold is included in the 1998 restructuring and special charges in the Consolidated Statements of Income.

     On April 1, 1998, the Company completed the acquisition of Allied Colloids Group PLC, a leading global water treatment company organized and listed in the United Kingdom ("Allied Colloids"), for CHF 3 615 million, including acquisition costs of CHF 110 million. The acquisition of Allied Colloids resulted in the creation of a new Water Treatments division for the Company. As a part of on-going efforts to achieve operational efficiency, management combined the former Pigments and Textile Dyes operations to create a new Colors division in September 1998 and, in April 1999, integrated the Water Treatments business into the Additives division.

     In March 1999, the Company sold its 30 percent interest in Cerdec AG for net cash proceeds of CHF 70 million (DEM 85 million), resulting in a pre-tax gain of CHF 39 million or CHF 37 million after tax.

     In March 2000, the Company completed its purchase of Prochimica s.r.l., the Company's key photoinitiator supplier. The Company paid CHF 85 million and accounted for the acquisition under the purchase method of accounting with the resulting goodwill being amortized over 10 years.

     On May 31, 2000, the Company completed the sale of the Performance Polymers business to Vantico, a company established by Morgan Grenfell Private Equity, the private equity arm of Deutsche Bank AG, and to certain Asian joint venture partners. Total gross proceeds from the sale were CHF
1.6 billion, which includes net debt assumed of approximately CHF 160 million. Net debt consists of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash. This divestiture underscores the Company's strategy of focusing its portfolio on specialty chemicals rather than specialty materials. The Company realized an after tax net gain from discontinued operations of CHF 34 million, after consideration of the Performance Polymers business operating results through May 31, 2000, the results of the divestment transaction taxes and costs of selling the business.

     In November 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). The acquisition complements and expands the Company's product offerings to the paper industry, one of its strategic industry segments.

     In December 2000, the Company sold approximately 81 percent or 14 525 000 shares of its holding in its equity affiliate Hexcel Corporation ("Hexcel") to an investor group led by Goldman Sachs for CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. This divestment underscores the Company's strategy to exit joint ventures which have little strategic fit with its core business. Hexcel is focused on specialty materials and not on specialty chemicals. As a result, after the sale of the Performance Polymers business, this investment no longer supported or supplemented the growth of the Company's remaining core businesses and therefore, divestment steps were undertaken. In 2000, the Company recognized a gain on this divestment of approximately CHF 71 million or CHF 50 million after tax.

     Ciba Specialty Chemicals' aggregate capital expenditures for property, plant and equipment were CHF 249 million, CHF 267 million and CHF 396 million in 2000, 1999 and 1998 respectively. In 2000 and 1999, capital expenditures were focused primarily on efficiency and safety improvement-related items. The Company has also continued to make some major investments in the Inks, Paints and Plastics business unit of the Colors division (the quinacridone project in the United States) and the core Water Treatments business (increasing the production for Cationic Monomers in the United States).

Recent Developments

     On February 21, 2001, Ciba Specialty Chemicals announced that it will introduce a new organizational structure effective March 1, 2001. This structure will feature five new segments aimed at specific customer markets, blending the nine business units currently existing at the Company. A new Executive Committee has been formed in alignment with this new structure. The new segments are:

- Plastic Additives, comprised of the business units Polymer Additives and Process and Lubricant Additives;

- Coating Effects, including the Imaging and Coating Additives and Colors for Inks, Paints and Plastics business units;

- Water and Paper Treatment, a combination of the Paper Chemicals and Water Treatments business units;

- Textile Effects, which joins the Colors for Textiles and Textile Chemicals business units; and

-    Home and Personal Care.

The members of the new Executive Committee will be as follows:

     Armin Meyer, Chief Executive Officer, see "Item 6. Directors, Senior Management and Employees - Senior Management".

     Michael Jacobi, Chief Financial Officer, see "Item 6. Directors, Senior Management and Employees - Senior Management".

     Franz Gerny, Executive Vice President, International Coordination and Human Resources, see "Item 6. Directors, Senior Management and Employees - Senior Management".

     Martin Riediker, Designated Chief Technology Officer, see "Item 6. Directors, Senior Management and Employees - Senior Management".

     Felix Meyer, 48, Designated Head, Plastic Additives Segment, joined Ciba Specialty Chemicals in 1981.

     Hermann Angerer, 53, Designated Head, Coating Effects Segment, joined Ciba Specialty Chemicals in 1981.

     Mark Garrett, 38, Designated Head, Water and Paper Treatment Segment, previously joined Ciba Specialty Chemicals in 1986, joined DuPont in September 2000; starting date to be determined.

     Christoph Biedermann, 43, Designated Head, Textile Effects Segment, starting date to be determined.

     Tim Schlange, 38, Designated Head, Home and Personal Care Segment, joined Ciba Specialty Chemicals in 1992.

     Mr. Armin Meyer and Mr. Felix Meyer are not related.

     Each segment will be responsible for marketing, research and development, technology, production and sales and will have the same mission: provide the best and most complete service to its customer industry and strive for market leadership in its respective area. While each segment will be responsible for research and development, the Company will strengthen cross-segment initiatives under the leadership of the Chief Technology Officer to ensure that its product portfolio and innovation efforts are successfully shared across segments.

     While each segment has a lasting role in providing for a well balanced portfolio for the Company, they are positioned for growth and higher profitability through different approaches: innovation (Plastic Additives and Coating Effects), cost leadership (Textile Effects) and by concentrating on business growth (Water and Paper Treatment and Home and Personal Care).

     To accelerate the speed of decision-making and implementation, the Company's new structure will end the dual business responsibility between divisions and business units and allocate the full responsibility to the segments. This will speed-up decision-making and implementation. The Company will become faster and more flexible, gaining a competitive advantage in a fast-changing environment. Support functions will be provided through shared structures on a global basis. The Company will move toward a single global supply chain, an integrated e-business platform and standardized core processes for finance, human resources, information technology and communications. This will provide the freedom to the segments to devote their full attention to meeting customer needs.

     The information contained hereinafter is based on the Company's current structure which will only be in place until March 1, 2001, when the new structure will become effective.

Business Overview

     Ciba Specialty Chemicals is one of the world's leading developers and producers of specialty chemicals which are high value added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 26 countries and sales organizations in more than 120 countries.

     In 2000, the Company had net sales from continuing operations of CHF 7 902 million, operating income of CHF 876 million and net income of CHF 452 million, of which CHF 418 million was from continuing operations and CHF 34 million represents the gain on sale of discontinued operations, net of tax. On May 31, 2000, the Company's discontinued operations were sold and, for the five-month period then ended, had net sales of CHF 774 million.

     Net sales, by geographic region of the Company for the past three years were as follows:


                                    2000               1999               1998
                               --------------    ----------------   ----------------
     amounts in CHF millions   Sales     in %    Sales      in %    Sales       in %
                               -----     ----    ------     ----    -----      -----

     Europe................... 2 913      37%     2 826      39%    2 728        41%
     Western Hemisphere (1)... 2 936      37%     2 620      36%    2 444        37%
     Eastern Hemisphere (2)... 2 053      26%     1 798      25%    1 460        22%

     -------------------------------------------------------------------------------
     Total net sales.......... 7 902     100%     7 244     100%    6 632       100%
     -------------------------------------------------------------------------------
    (1)  The Western Hemisphere is comprised of North, Central and South
         America.
    (2)  The Eastern Hemisphere is comprised of Asia, Africa, the Middle East,
         Australia and New Zealand.

Organization

     The Company is currently organized around a global customer and industry focus into three divisions, Additives, Colors and Consumer Care. The Company's divisions are responsible for customers in specific industries, from product development to marketing, sales, distribution, production and technical service. This organization provides a solid basis for customer and industry focus as well as continuous operational improvements.

     Net sales, by division, of the Company for the past three years were as follows:


                                    2000             1999               1998
                               --------------  ---------------    -----------------
     amounts in CHF millions   Sales     in %  Sales      in %    Sales        in %
                               -----     ----  -----      ----    -----        ----

     Additives................ 3 740      47%  3 443       48%    2 921         44%
       Additives excluding
         Water Treatments..... 2 644      33%  2 426       34%    2 199         33%
       Water Treatments (1)... 1 096      14%  1 017       14%      722         11%
     Colors................... 2 620      33%  2 396       33%    2 344         35%
     Consumer Care............ 1 542      20%  1 405       19%    1 367         21%
     -------------------------------------------------------------------------------
     Total net sales.......... 7 902     100%  7 244      100%    6 632        100%
     -------------------------------------------------------------------------------
    (1)  Net sales for the Water Treatments business unit in 1998 is presented for the nine month period commencing April 1, 1998, the date of the
         Allied Colloids acquisition.

     Additives is one of the leading global suppliers of additives to the polymers, coatings, imaging and photographic industries. The division develops, manufactures and markets additives for polymers, elastomers and synthetic fibers, coatings, radiation curing, photography and lubricants, retention aids for operational efficiency and flocculants and dispersants for water control systems. Additives are ingredients added in small quantities to polymers, coatings, lubricants, printing inks and photographic papers and films. The division's additives products prevent aging and corrosion and help to improve the appearance, durability and performance of finished goods, including automobiles, high-tech equipment and household appliances. The division's water treatments products help clean industrial and municipal effluent and improve the efficiency of paper, mineral and oil processing.

     Colors is one of the global market leaders in pigments and textile dyes. The division develops, manufactures and markets organic and inorganic synthetic pigments for the printing ink, paints, plastics and fiber industries and dyes for natural and synthetic fibers, focusing on cellulose, polyester, wool, polyamide and their blends. The division is a leader in high performance pigments. It is the world's second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, and the second largest manufacturer of reactive dyes and disperse dyes for polyester.

     Consumer Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. Consumer Care's products include whiteners, antimicrobials, specialty colors and textile chemicals which are tailored for producers of consumer goods. The division develops, manufactures and markets, among other specialty chemicals, whiteners for the detergent, paper and textile industries; antimicrobials for the textile, home and personal care industries: specialty colors for the paper and home and personal care industries as well as textile processing and finishing products for the textile industry.

     Discontinued Operations: On May 31, 2000, the Company completed the sale of the Performance Polymers business to Vantico, a company established by Morgan Grenfell Private Equity, the private equity arm of Deutsche Bank AG, and to certain Asian joint venture partners. Total gross proceeds from the sale were CHF 1.6 billion, which includes net debt assumed of approximately CHF 160 million. Net debt consists of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash. The Performance Polymers business that was sold includes substantially all of the Performance Polymers division which produces epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000 (for the years 1999 and 1998, CHF 1 729 million and CHF 1 791 million, respectively).

Value Beyond Chemistry

     The Company operates under a value based management philosophy which is designated to align management with shareholders' interests. In management's opinion, this philosophy focuses its employees and enhances efficiency. Towards this end, Ciba Specialty Chemicals has implemented standardized financial systems through a network of 12 Business Support Centers instead of numerous country organizations. The 12 Business Support Centers provide accounting, control, treasury and information management services to the Company. They are responsible for ensuring the accuracy, validity and timeliness of financial reporting. In addition to the Business Support Centers, the Company also operates Regional President's Offices which are responsible for certain corporate functions such as legal, environmental, communications and human resources services. In 2000, in order to further improve transparency and support efficient cost structures, the Company combined management responsibilities and reduced the number of Regional President's Offices to eight. Cross divisional councils have been formed to assure close cooperation of all businesses, exchange of information and a coordinated Company-wide approach in areas such as purchasing, supply chain, research and development and manufacturing.

     The Company strives to realize synergies across all its resources, by sharing activities among businesses and by identifying and creating the business structure which is most responsive to the customer's needs. This has, in the recent past, led to certain shifts in structures, for instance the integration of the Water Treatments business into the Additives division, the creation of a new Colors division through the combination of the Company's Inks, Paints and Plastics business unit (principally the Company's former Pigments division) and the Textiles business unit (principally the Company's former Textile Dyes division excluding the Fabric Finishing business unit which was transferred to Consumer Care) and the reorganization of business units within the Consumer Care division. The Company also gives high priority to future growth potential through cross-divisional key account management and joint sales initiatives.

Equity Affiliates

     The Company, from time to time, acquires and disposes of interests in entities to balance its portfolio of businesses and help achieve strategic objectives. The Company's investments in equity affiliates resulted in total income from earnings of equity affiliates of CHF 113 million in 2000.

     The Company's most significant investment in equity affiliates was a
49.3 percent interest in Hexcel, a leading producer of advanced structural materials. Hexcel develops, manufactures and markets lightweight, high-performance reinforcement products, composite materials and engineered products for use in the aerospace, space, electronics and industrial markets.

     In December 2000, the Company sold approximately 81 percent, or 14 525 000 shares, of its holdings in Hexcel to an investor group led by Goldman Sachs at USD 11 per share. Total proceeds were CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. In 2000, the Company recognized a gain on this divestment of approximately CHF 71 million or CHF
50 million after tax or CHF 0.75 per share. This divestment underscores the Company's strategy to exit joint ventures which have little strategic fit with its core business. Hexcel is focused on specialty materials and not on specialty chemicals. As a result, after the sale of the Performance
Polymers business, this investment no longer supported or supplemented the growth of the Company's remaining core businesses and therefore, divestment steps were undertaken.

     Hexcel's 2000 results increased operating income of the Company by CHF 66 million or approximately 8 percent. Included in this income from earnings of equity affiliates is CHF 57 million, representing the Company's share of the operating gain recognized by Hexcel on the sale of its Bellingham Aircraft business. Hexcel's 1999 results reduced the Company's operating income by CHF 17 million or approximately 3 percent in 1999. In 1998, Hexcel's results reduced the Company's operating loss by CHF 57 million or approximately 10 percent. In addition, in 1998, the Company recorded an impairment loss of CHF 234 million on its investment in Hexcel, reflecting the write-down of the investment to its fair value at December 31, 1998. Management judged the reduction in fair value of the investment below its then book value to be permanent in nature. This judgment was based on structural changes in the aerospace and defense industry.

     In addition, the Company holds interests in other equity affiliates, including a 50 percent interest in each of CIMO Compagnie Industrielle de Monthey SA, Daihan Swiss Chemical Corp. and TFL Ledertechnik GmbH & Co. KG. CIMO Compagnie Industrielle de Monthey SA is a joint venture with Syngenta that provides infrastructure services and utilities to the partner plants of Monthey Switzerland. Daihan Swiss Chemical Corp. is a joint venture with Daihan Color Ind. Co., Ltd., which has a pigments facility in Ulsan, Korea, and makes classical pigments for inks, paints, plastics and synthetic fibers. TFL Ledertechnik GmbH & Co. KG is an internationally active chemical company whose products and technical services are geared exclusively to the needs of the leather industry.

     Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.. Musashino-Geigy Ltd., which has a facility in Isohara, Japan, produces antioxidants, ultraviolet absorbers and blends for plastics.

     The Company invests in equity affiliates where its analysis indicates that such investment will support and supplement the growth of its core business. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.

Company Strategy

     Ciba Specialty Chemicals' objectives are to build upon its leading positions in selected segments of the specialty chemicals industry and to enhance shareholder value. The Company's strategy for achieving these objectives contains the following elements:

          Build upon Strong Global Market Positions. The Company will continue its efforts to build upon its strong global market positions in existing product areas. The Company will seek to capitalize upon its leading positions, and to reduce its exposure to regional or industry-specific economic conditions, by further expanding in Asia and other rapidly growing markets through economical expenditures for research and development and capital improvements and by pursuing selective acquisitions and strategic alliances. Management expects opportunities for growth to arise from increasing globalization and continuing consolidation within industries it serves. Strategically, the Company will seek to achieve an appropriate level of diversity within its businesses, while at the same time maintaining focus and containing risk within naturally linked business sectors where the Company can achieve and maintain leading market positions.

          Focus on High Value-Added Products. The Company has shifted its focus from selling specialty chemicals to providing high value-added effects to its customers' products. The sale of the Performance Polymers business, which was completed on May 31, 2000, underscores the Company's commitment to a strategy focusing on high value-added products and technologies in specialty chemicals that generate innovative effects for customers and consumers. This strategy allows the Company to focus its resources on the high potential segments in its portfolio and on funding further innovation in these and related areas for future profitable growth.

     The Company will continue its efforts to explore and capture needs and opportunities across the total value chain and to provide total product offerings for its customers.

          Achieve Operational Efficiencies. Management is committed to increasing the cost competitiveness of the Company's businesses by improving the efficiency of existing operations and reducing costs. The Company's Manufacturing Council is responsible for worldwide coordination with the divisions of the Company's manufacturing assets, including utilization of production capacities and associated capital expenditure requirements. The Company intends to expand its production capacity through continued debottlenecking, improved utilization of existing plants and outsourcing when such activities are more economical than constructing new plants. Identification and rationalization of underutilized assets will be a priority, complemented by a new focus on reducing capital intensity and costs, to match or exceed benchmark industry standards. The Company also intends to give priority to the reduction of current assets.

          Promote and Accelerate Innovation. The Company's management is of the opinion that it is widely recognized in the markets in which it serves as a leading innovator for technologically advanced products. The Company's research and development activities are conducted on a decentralized basis through each of its divisions in order to respond more effectively and efficiently to market trends and specific customer requirements. Historically, the Company has invested approximately 3 to 4 percent of net sales in research and development activities. Management intends to continue to invest in research and development at a similar level in the future. Management also intends to continue to invest in product innovation in order to provide products that offer distinct "value in use". Value in use encompasses not only the price and physical performance of the Company's products but also the beneficial impacts they have on the Company's customers' products and production processes (for instance, by reducing energy consumption and environmental costs). The Company has established a Research Council to exploit its innovation potential and to further realize research and new product development synergies across the divisions. The Company's management is of the opinion that the Company's substantial investments in environmentally compatible product technologies and processes will enable the Company to take advantage of business opportunities created by increasingly stringent regulatory standards.

          Increase Focus on Customer Relationships. The Company's management is of the opinion that producing high quality products and providing high quality technical service with dependable supply are key factors in the Company's ability to compete successfully in the specialty chemicals market. Management is of the opinion that the Company's commitment to customer service has resulted in strong customer relationships and a high degree of customer loyalty. In response to the trend of increasing globalization among the Company's customers, the Company is emphasizing key account management for global customers. In addition, a customer value initiative is underway to identify new opportunities to deliver value to customers using the Company's core competencies and to better utilize the Company's sales and marketing resources.

Chemicals Industry Overview

     The chemicals industry is generally divided into three major categories: commodity chemicals, intermediates and specialty chemicals. Commodity chemicals and intermediates are produced in large volumes using established manufacturing processes and generally have multiple producers and do not command high premiums. Specialty chemicals, such as those produced by the Company, are high value-added products used in the manufacture of a wide variety of products. They are produced in relatively low volumes which must satisfy well-defined performance requirements and specifications. Specialty chemicals are often critical components of the end products in which they are used. Consequently, they are often developed for customers' specific manufacturing requirements, making substitution of alternative products more difficult and resulting in a close relationship between the specialty chemicals producer and the customer. Rapid response to customers, consistent product quality and reliability of supply are important competitive factors in specialty chemicals businesses, with price competition generally increasing as particular industry segments mature and customers or other chemical companies consolidate or otherwise become more global. Continuous innovation and development of new product applications and process improvements give scope for long-term value added and attractive profit margins.

     Management is of the opinion that patent protection and trademarks alone do not create a sustainable competitive advantage in the specialty chemicals industry. A specialty chemicals company's ability to extract value from its patent protected products and processes is dependent upon its ability to apply its technical expertise in the manufacturing process to meet customer requirements.

     The Company estimates that the global specialty chemicals market is valued at around CHF 100 billion and consists of some 40 market segments.

The Additives Division

Overview

     Additives maintain or improve the desirable properties, or suppress the adverse properties, of materials and improve the stability of these materials during processing, thereby facilitating or improving the efficiency of industrial processes. In addition, additives can improve quality and provide long-term stability and economical viability for the final product by, for example, protecting the product against aging, corrosion or wear. The product offerings in the water treatments market help clean water and treat industrial and municipal effluent.

     The Additives division has over the past 30 years experienced strong growth and profitability resulting from its leadership in the additives markets. The Additives division is the leading supplier of stabilizers and stabilizer systems to the plastics industry and the leading supplier of additives to the coatings, imaging and photographic industries. In addition, the Additives division is a leading supplier of ashless antioxidants and extreme pressure and antiwear agents to the lubricant industry, retention and drainage aids in the paper industry and pollution control agents for municipalities and industries.

     The Additives division is managed as an integrated global business while operating through four business units: (i) Polymer Additives, (ii) Imaging and Coating Additives, (iii) Process and Lubricant Additives and
(iv) Water Treatments. Each business unit is responsible for developing and marketing its own products, while the division as a whole is responsible for global research, materials management, technical operations, direct marketing, and planning, information and control teams which provide support to each of the business units.

     The additives market is affected by shorter-term economic and industrial cycles experienced by its customers, particularly in the plastics, coatings and oil industries, which in turn are dependent on the automotive, construction and packaging industries. The additives market has also been affected by increasing environmental and safety regulations governing the industries of the Company's customers. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The Company's products are developed for sensitive applications, such as use with food and drinking water. These applications are subject to a higher degree of regulatory control. Other regulatory initiatives being introduced in the area of environmental control (for example, the removal of volatile organic chemicals) have led to the reformulation of some products and greater engineering oversight in production by the Company. Management estimates that the additives market in which the division operates was approximately CHF 25 billion in 2000, of which the polymer additives market represented CHF 7 billion, the imaging and coatings additives market CHF 7 billion, the lubricant additives market CHF 2 billion and the water treatment market CHF 9 billion.

     Management is of the opinion that many industries served by the Additives division will experience significant growth in future periods. In certain areas of these industries demand for additive products is expected to be equal to or in excess of this industry growth. The division's extension beyond stabilization into additives for properties modification as well as into polymer specialties for coatings should contribute to above market growth. In addition, management is of the opinion that the radiation curing industry shows high growth potential. Additives for lubricants also have the potential for sales growth in excess of market growth, principally due to replacement of older formulations by more effective and environmentally compatible products. Management is of the opinion that the Company's Additives division is well positioned to participate in these growth areas with its products.

     The 1998 acquisition of Allied Colloids expanded the Company's product offerings, particularly in the Water Treatments business by adding products such as flocculants, retention aids, coagulants, dispersants and monomers. During 1998, the Coatings and Specialties business of Allied Colloids was integrated into the Imaging and Coating Additives business. In addition, some of the radcure monomer business of Allied Colloids was integrated and further developed within the division. In April 1999, the Water Treatments business, which had represented approximately 85 percent of the core business of Allied Colloids and which had been operated as a separate division within the Company, was also integrated into the Additives division. This integration, in the opinion of the Company's management, will generate profitable sales growth through the use of the more widespread Additives' global infrastructure and reduced costs through elimination of duplicate functions in the Water Treatments business.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for the Additives division for the years ended December 31, 2000, 1999 and 1998.


     (amounts in millions of CHF)                   2000         1999        1998
                                                ----------- ------------ -----------
     Total division net sales..................    3 740        3 443       2 921
       Additives excluding Water Treatments....    2 644        2 426       2 199
       Water Treatments (1)....................    1 096        1 017         722
     Operating income..........................      561          461         497
       Additives excluding Water Treatments....      483          411         412
       Water Treatments (1)....................       78           50          85
     Capital expenditures......................      127          148         181
       Additives excluding Water Treatments....       87           66          79
       Water Treatments (1)....................       40           82         102
     Research and development expenditures.....      159          135         122
       Additives excluding Water Treatments....      138          116         111
       Water Treatments (1)....................       21           19          11
     Contribution to the consolidated
     Company net sales from continuing
     operations, in percentage.................      47%          48%         44%
       Additives excluding Water Treatments....      33%          34%         33%
       Water Treatments (1)....................      14%          14%         11%
     -------------------------------------------------------------------------------
     (1)  Financial data for the Water Treatments business unit in 1998 is presented for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

Strategy

     The objective of the Additives division is to maintain and consolidate its leading position in the global additives market. To achieve this, the division strives to (i) differentiate its products and services from those of its competitors through its technical expertise and the strength of its global sales, marketing and distribution network, (ii) maintain profitability in its core non-patented products by increasing volume and reducing its production costs to become or remain the lowest cost producer of these products and (iii) develop new business opportunities whether through research and development or selective acquisitions.

     While continuously strengthening its position in its core business, Additives has ventured into new areas that capitalize on its expertise in meeting customer needs through an expanding variety of product and service offerings.

     The Polymer Additives unit is branching out from its core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. With this new focus on surface modification, Ciba Specialty Chemicals is improving materials with special physical effects, thereby improving surface properties and product performance. A step in that direction has been the expansion of an antistatic and antifogging product range, which modifies surfaces to temper the buildup of static charge or water as fog.

     Polymer Additives is also identifying opportunities along the value chain and promoting property enhancements by entering into branding partnerships. For example, OTTO Entsorgungssysteme GmbH, the leading waste container manufacturer in Europe, developed a garbage bin whose plastic contains Ciba(R) IRGAGUARD(TM)B 1000(R), an antimicrobial that helps reduce the proliferation of bacteria and mold, cutting down on odors.

     The trend of plastics replacing other materials, such as glass and wood, is expected to continue. This offers Polymer Additives further opportunities to work with customers, for example, in the automotive industry where engineering plastics are replacing traditional materials. In addition, Polymer Additives is continuously expanding its Additives Services business area to provide customers with tailor-made additives blends as part of a marketing approach that emphasizes customer contact and quick response times.

     The Imaging and Coatings Additives business is promoting its strengthened position in polymer specialties, particularly with its dispersants, thickeners and binders used in environmentally compatible water-based coatings.

This new business activity, based on technology acquired from Allied Colloids, is targeting industries as well as consumer markets.

     In Automotive Coatings, one of Imaging and Coating Additives' core businesses, the Company continues to focus on developing environmentally friendly technologies, such as the promising triazine-based UV absorbers for use in solvent-free powder coatings applied on cars. The business is also developing the next generation of photoinitiators for pigmented coatings.

     In the Process and Lubricant Additives business, the focus is on working with customers to develop additives for lubricants, such as Ciba(R) IRGALUBE(R) F10, that enhance the performance of engine oils while providing environmental benefits.

     In the Water Treatments business, the focus is on growth opportunities in the paper, extraction and pollution control markets, with particular emphasis in Asia. As businesses come under increased pressure to recycle and meet stringent environmental regulations, the Water Treatments unit will look to enhance its strong position in the market of delivering clean water. Management is of the opinion that increasing literacy rates and e-commerce packaging needs will create higher demand in the paperboard and printing paper markets. Additionally, the business will continue to leverage on the Company's favorable relationships with suppliers in other areas of its Additives business to reduce costs and generate profitable sales growth.

     On a division-wide basis, Additives has also stepped-up support services to respond to customer needs more effectively. These include a new computerized customer problem resolution process which not only minimizes the period between the reporting and resolution of a problem, but also enables the organization to learn from global experience. In an effort to consistently improve the efficiency and effectiveness of the supply chain, the division has launched several other key initiatives, including demand flow technology to align the purchasing, manufacturing and distribution activities with actual demand, thereby increasing reliability and reducing inventory levels, a new European distribution concept designed to increase service levels and at the same time reduce costs, and a company-wide e-commerce portal that provides customers with a wide range of services such as product information, ordering capabilities and order tracking through the Internet.

Products

     The division's leading product lines include Ciba(R) IRGANOX(R) antioxidants for polymers and lubricants, Ciba(R) TINUVIN(R) light stabilizers for polymers, coatings, inks and photographs, Ciba(R) CHIMASSORB(R) light stabilizers for polymers, Ciba(R) IRGAFOS(R) costabilizers for polymers and Ciba(R) IRGACURE(R) photoinitiators for ultraviolet curing of coatings, paints and inks. The division also produces optical brighteners for plastics, corrosion inhibitors for metal coatings, stabilizers and process chemicals for photographic and photo-reproduction systems and algicides for antifouling and dispersion paints. The Water Treatments business produces flocculants for separation of solid particles from water, retention aids to maximize the incorporation of raw materials during paper-making, coagulants for removal of color from industrial waste recovery, dispersants to reduce the viscosity and increase the performance of inorganic pigments and fillers in water systems and monomers as building blocks used in water treatment, mineral recovery, adhesives, synthetic fibers and antistatic finishes. Management is of the opinion that products such as additives for plastics recycling, ashless antioxidants for lubricants and photoinitiators for solvent-free coatings and delivery of clean water are becoming more important with increased environmental awareness and regulation.

Customers and End-User Markets

     In 2000, the plastics industry accounted for approximately 45 percent of the division's sales, with the paint and coating industries, the photographic and imaging industries, the pollution control industry, and the mineral and oil extraction industries accounting for the remaining 55 percent. The top ten customers of the division accounted for approximately 18 percent of the division's 2000 sales.

     In 2000, end-user markets such as the automotive industry accounted for approximately 15 percent, the packaging industry for 13 percent, the paper industry for 9 percent, the pollution control industry for 9 percent, the industrial cleaning, coatings, oils and lubricants industries for 9 percent, the industrial carpeting industry for 6 percent, the extraction industry for 5 percent, the construction industry for 5 percent and the agricultural industry for 5 percent of the division's sales. A number of other smaller end-user markets account for the remaining 24 percent.

Research and Development

     The Additives division spends approximately 4 percent of sales each year on research and development activities (CHF 159 million in 2000). The primary objective of these research and development activities is to achieve and maintain a high level of the division sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Certain patents covering some of the division's important products such as light stabilizers, anti-oxidants, processing stabilizers and algicides either expired in 2000 or are scheduled to expire in 2001. Management is of the opinion that expiration of these patents will not have a material effect on its result of operations because of the Company's level of customer service associated with these products and processes. In addition, management is of the opinion that the Additives division has a strong product pipeline and its goal is to increase substantially the percentage of sales of patent protected products over the medium to long term. Products currently being developed include high performance photoinitiators for coatings, imaging and information storage, new classes of light stabilizers, anti-static additives, process stabilizers for plastics, flame retardants, process chemicals for reactive monomers and algicides for antifouling paints. In addition, in response to increasing environmental and safety regulations, the Additives division is developing additives for plastics recycling, stabilizers for solvent-free coating technologies, a metal-free replacement for zinc dithiophosphates in lubricants, a replacement for stabilizers and corrosion inhibitors containing heavy metals and a new retention control system which automatically monitors the release of fiber retention chemicals at paper mills. A new generation of water soluble flocculants is being developed for the treatment of drinking water and to clarify polluted water.

     Research and development activities focus on new product development as well as process improvements that aim at lowering costs and increasing productivity, speeding time-to-market of new products and improving responsiveness to customers by increased integration of manufacturing processes with the division's distribution network.

Competition

     Historically, the majority of the Additives division's competitors have operated only in selected markets and produced narrow product ranges. However, competitors are consolidating and expanding their product ranges and geographical reach. The division's main competitors include BASF, Clariant, Cytec, Great Lakes, Crompton, Floerger, Nalco, Hercules/BetzDearborn, Buckman, Calgon and Stockhausen. In addition to these competitors, the Additives division has a number of smaller competitors, particularly in Asia, many of whom offer off-patent products at low prices. The Water Treatments business unit competes primarily with
(i) production focused companies, which focus primarily on low cost production and volume, (ii) service focused companies, which concentrate on offering a broad range of products and high levels of technical products, and (iii) partially integrated companies, which only focus on production and sales.

     Management is of the opinion that the division's competitive strengths are its global leadership position, global presence, consistency in product quality, excellence in innovation, broad product range, ability to provide customer specific solutions and its relationships with multinational customers.

The Colors Division

Overview

     The Colors division develops, manufactures and markets organic and inorganic synthetic pigments for the printing inks, paints, and plastics industries and for natural and synthetic fibers, focusing on cellulose, polyester, wool and polyamide and their blends. Based on 2000 sales, the Colors division is a leading global manufacturer of pigments and the world's second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, and the second largest manufacturer of reactive dyes and disperse dyes for polyester.

     The Colors division is managed as an integrated global business while operating through two business units: (i) Colors for Textiles and (ii) Colors for Inks, Paints and Plastics. Each business unit is responsible for its own marketing and innovative solutions to customer requirements. Sales is a divisional function organized geographically and by customer industry. The division has other groups covering business support, supply chain management, production and technology, and research and development.

     Management estimates that the global textile dyes market in 2000 was approximately CHF 8 billion, with cellulose and polyester representing approximately 60 percent and 20 percent of the market, respectively. Demand for textile dyes is mainly driven by developments in the textiles markets, such as fashion trends, and by environmental regulations. The textile industry is shifting to Asia, where production of textiles is moving from higher wage countries (such as Japan, South Korea and Taiwan) to lower wage countries, particularly those with fast growing internal markets (such as China, India and Vietnam).

     Pigments are insoluble particulate coloring materials used for the coloration of printing inks, paints, plastics and synthetic fibers in products such as automotive paints, transport coatings, synthetic carpets and upholstery, printed materials and publications, building paints, packaging, cables, flooring, toys, industrial goods and equipment, furniture, consumer goods, ceramic and glass products and electronics.

     The world high performance pigments market is concentrated in highly industrialized areas and has experienced steady growth of approximately 3 percent a year and relatively low cyclicality. Based on announced plans of capacity increases, management is of the opinion that there may be worldwide capacity shortages in the pigments industry within the next ten years if growth in demand continues at recent levels. In recent years, the pigments market has been characterized by a trend toward organic rather than inorganic pigments, increased demand for durability and constant quality in the high value segment, a shift from powder pigments to forms that are easier to use, such as dispersions and concentrates, and growing environmental awareness in pigment applications. As pigment manufacturers have traditionally had strong market positions in particular colors (for example, the division has a strength in high performance, opaque red pigments used in automotive paint), color trends can benefit particular producers while negatively affecting others.

     The high performance and high value pigments market are characterized by capital intensive production facilities and demanding standards for high and constant quality. The major applications for these pigments are automotive paints, general industrial paints, decorative paints, plastics and packaging and specialty inks, with competition based mainly upon the technical properties of the products. In contrast, the classical pigments market is characterized by relatively mature products with minimal patent protection and strong competition from low cost manufacturers in emerging countries. The major application for these pigments is printing inks. The dispersions market for organic and inorganic pigments is characterized primarily by the provision of customer-specific solutions and delivery service. The major application for dispersions is the plastics industry and the major applications for inorganic pigments are plastics and industrial paint.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for the Colors division for the years ended December 31, 2000, 1999 and 1998.


     (amounts in millions of CHF)                    2000       1999        1998
                                                 ----------- ----------  -----------

     Total division net sales...................     2 620      2 396       2 344
     Operating income...........................       321        231         207
     Capital expenditures.......................        70         79         162
     Research and development expenditures......        80         79          89
     Contribution to the consolidated Company
       net sales from continuing operations,
       in percentage............................        33%        33%         35%
     -------------------------------------------------------------------------------

Strategy

     The objective of the Colors division is to strengthen its leading position as a worldwide manufacturer of colors. To achieve this objective, the division plans to (i) increase sales and market share in its high potential market segments, inks, paints and plastics, by emphasizing product innovation, (ii) fully exploit its high performance pigments product lines and processes in automotive paints, e.g. Diketo-Pyrrolo-Pyrrol ("DPP"), (iii) expand into high value pigments markets such as general industrial paints and decorative paints, plastics and packaging inks, (iv) exploit new chemistries and synergies with dye chromophores into the classical pigments market and (v) increase sales and profits in chosen textile dyes markets by emphasizing product innovation and further reducing costs.

     The division has been introducing new patent protected pigments and applications based on its high performance pigments product line, DPP (see "Products"). Although patent protection for part of the DPP product range begins to expire in 2003, the Company has newer patents covering more recently launched or yet to be launched products. More than 50 patents related to DPP technology have been granted since the original filing of the first patent relating to DPP in 1981, and the division is developing new patentable products and applications to strengthen its position in automotive paints and expand the use of DPP into other industries, while also developing other new products and processes and finding new applications for its core products. In addition, the division is striving to maintain its position as a low cost manufacturer of its core classical pigments through further productivity improvements.

Products

     The division's leading dyestuffs product lines include CIBACRON(R) reactive dyes for cellulose, Ciba(R) LANASET(R) and Ciba(R) NEOLAN(R) for wool, Ciba(R) TECTILON(R) acid dyes for carpet and Ciba(R) TERASIL(R) and Ciba(R) TERATOP(R) disperse dyes for polyester. In addition, the division manufactures vat and direct dyes for cellulose, and cationic dyes for polyacrylonitril.

     The division's leading pigments product lines include the high performance pigments, Ciba(R) IRGAZIN(R), Ciba(R) CINQUASIA(R) and Ciba(R) CROMOPHTAL(R), used in coatings, inks, plastics and synthetic fibers, and Ciba(R) IRGALITE(R) classical pigments used primarily in printing inks. The division also produces pigment dispersions and masterbatches. The division's management is of the opinion that its DPP technology offers distinct advantages to users of its high performance pigments for coatings and plastics. DPP pigments are currently being used in automotive paints and high performance plastics materials, where they have reduced manufacturing costs while increasing durability and color styling possibilities. DPP pigments are also cadmium-free, therefore, offering environmental advantages over other pigments. Because extensive customer testing in the automotive industry results in long lead times for the introduction of new products, the division does not believe it has yet fully exploited the benefits of DPP technology in that industry or in other paint, plastics or inks applications.

Customers and End-User Markets

     In 2000, the Colors for Inks, Paints and Plastics business unit supplied pigments to the paint and coatings industries, the printing ink industry, the plastics industry and the synthetic fibers industries. Colors for Textiles business unit supplied the clothing/apparel industry, the home furnishing industry and the industrial textile industry (including automotive textiles). In 2000, the top ten customers of the division accounted for approximately 15 percent of the division's 2000 sales. Because the customer base of the textile dyes market is highly fragmented, most of the division's top ten customers were major pigments customers.

     In 2000, the end-user markets of the clothing/apparel industry accounted for 38 percent, the automotive industry for 13 percent, the packaging industry for 8 percent, the paint and coating industry (excluding automotive) for 8 percent, the printing ink (publication) industry for 8 percent, the home furnishing industry for 7 percent, the industrial textile industry for 6 percent, and other industries for 12 percent of the division's sales.

     While the clothing/apparel industry is predominant in Asia, the automotive textiles and the carpet industry is focused in North America and Europe. Consolidation and globalization have occurred in certain of the customer industries served by the division (particularly in the coatings industry) and are occurring in certain other industries (particularly in the ink industry). The effect of such consolidation and globalization has generally been to increase price pressure on pigment producers.

Research and Development

     The Colors division spends approximately 3 percent of sales each year on research projects (CHF 80 million in 2000). The primary objective of these research and development activities is to achieve and maintain a high level of the division sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Textile dyes currently being developed by the division include reactive dyes with improved ecological and economical performance, a range of economically and technically superior reactive dyes for printing, a range of wetfast reproducible and economical disperse dyes, metal free dyes for wool, replacements for indigo, and sulphur and naphthol dyes. Pigment products currently being developed by the division include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments for optical storage and color filters. The division is also developing inks for digital ink jet printing on textiles, paper and plastic.

Competition

     Both the textile dyes and pigments markets in which the Colors division operates are highly competitive. With respect to textiles, there are worldwide overcapacities in both the textile dyes and the textile processing markets. Until the mid-1980's the division's principal competitors were BASF, Bayer, Hoechst, Sumitomo Chemical, Sandoz and ICI. Over the last 17 years, however, a large number of smaller, low-cost textile dyes producers, located primarily in Asia, have entered the market and a number of the traditional manufacturers have consolidated or divested their operations. For example, Bayer and Hoechst combined their textile dye operations to form DyStar in 1995, ICI divested Zeneca in 1993, BASF acquired the textile dyes business of Zeneca in 1996. In 2000, DyStar and BASF merged their dyes businesses retaining the "DyStar" corporate name. Sandoz divested its specialty chemicals operations (including textile dyes) with the formation of Clariant in 1995 and finally Clariant and Hoechst specialty chemicals merged in 1997.

     Although the pigments market is also highly competitive, the high capital and know-how requirements have resulted, in contrast to the textile dyes market, in a relatively limited number of pigment manufacturers. The division's principal competitors include BASF, Dainippon Ink and Clariant, although only the division and Clariant offer a full range of products. The division competes in the high performance pigments and high value market on the basis of innovation and technical competence, relationships with global customers and quality. The division competes in the classical pigments market on the basis of its relationships with global customers, quality of service and price. Despite a certain trend toward commoditization in the classical pigments market, management is of the opinion that the classical pigments business unit can continue to compete effectively through innovation and a continued focus on remaining a low cost producer. Price competition is prevalent in the classical pigments segment and has been led by Japanese producers seeking to gain market share outside Japan.

     Management is of the opinion that the division's competitive strengths are its commitment to technological innovation, quality and process leadership, global presence and competitive cost structure, as well as its relationships with global customers and major retailers.

The Consumer Care Division

Overview

     The Consumer Care division develops, manufactures and markets products for four end-use industries: (i) home and fabric care; (ii) personal care;
(iii) paper and (iv) textiles. Among its major product offerings into these industries are whiteners for detergents, paper and textiles products; antimicrobials for textile, home and fabric care and personal care products; UV (ultraviolet) absorbers for home and fabric care, personal care and textile products; specialty colors for paper and home and personal care products as well as for textile processing and finishing products for the textile industries. Based on 2000 sales, management believes that the Consumer Care division is the leading global manufacturer of whiteners, the leading provider of antimicrobials to the personal care market segments and one of the leading suppliers of textile chemicals to the textile industry.

     Effective January 1, 2000, the Consumer Care division is managed as an integrated global business while operating through three business units:
(i) Home and Personal Care, (ii) Textile Chemicals and (iii) Paper Chemicals. Each of the division's business units is responsible for its own marketing, sales, and supply chain. On a divisional basis, support is provided to the business units in the functional areas of communications; human resources; planning and control; information management, including materials and financial; strategic business development; technical operations and regulatory strategy and compliance management.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for the Consumer Care division for the years ended December 31, 2000, 1999 and 1998.


     (amounts in millions of CHF)                  2000        1999          1998
                                               -----------  -----------  ------------

     Total division net sales................     1 542       1 405         1 367
     Operating income........................       184         146           149
     Capital expenditures....................        48          34            31
     Research and development expenditures...        54          42            38
     Contribution to the consolidated
       Company net sales from continuing
       operations, in percentage ............        20%         19%           21%
     --------------------------------------------------------------------------------

     The Home and Personal Care business unit is dedicated to the production of high value chemical ingredients for manufacturers of non-durable home and personal care consumer goods. Included in this business unit are whiteners for detergents and antimicrobials. Management estimates that the total market for specialty chemicals that are incorporated into home and personal care products was approximately CHF 20 billion in 2000.

     The Textile Chemicals business unit provides customers with an integrated range of products and services for fabric processing and finishing, including sizing, pretreatment, dyeing and printing auxiliaries, whiteners, comfort and easy care, UV protection, oil and water repellents, flame retardants and coating chemicals. Management estimates that the total fabric processing and finishing market was approximately CHF 6.7 billion in 2000.

     The Paper Chemicals business unit provides products which enhance a vast array of consumer items through innovative effects and includes whiteners, finishing and imaging products as well as specialty colors. Management estimates that the total paper chemicals market in which it participates was approximately CHF 2.1 billion in 2000.

     The division is also taking steps to commercialize promising patented technology in the field of chiral chemistry.

Strategy

     The objective of the Consumer Care division is to be the leading supplier of specialty chemicals to selected segments of the consumer products industry. To achieve this, the division seeks to: (i) develop new products, especially in the home and personal care segments; (ii) further reduce costs in order to support competitive pricing; (iii) focus on the key customers that drive industry growth in selected segments; and (iv) increase production capacity and production flexibility to support growth for products where the division is the sole source supplier, while providing the ability to introduce new technologies to the market.

Products

     The division's leading product lines include Ciba(R)TINOPAL(R) and Ciba(R) UVITEX(R) whiteners for detergents, paper and textiles; Ciba(R) TINOSORB(R) and CIBATEX(R) UV absorbers for the protection of skin and textiles against ultraviolet radiation; Ciba(R) IRGASAN(R), Ciba(R) IRGACARE(R) and Ciba(R) TINOSAN(R) antimicrobials for soaps, detergents, disinfectants, toothpaste and textiles; Ciba(R) PERGASOL(R) dyes for paper coloration; Ciba(R) PERGASCRIPT(R) color formers for carbonless and thermal paper; Ciba(R) SALCARE(R) rheology modifiers and conditioning polymers; Ciba(R) TINODERM(R) nanotopes for the personal care industry; Ciba(R) PYROVATEX(R) flame retardants; Ciba(R) OLEOPHOBOL(R) fabric protectors; Ciba(R) ALCOPRINT(R) print thickeners; and Ciba(R) TINOTEX(R) laundry additives for comfort enhancement.

     The division's main product categories and their characteristics can be broadly summarized as follows:

     Whiteners are supplied to three customer industries: detergents, paper and textiles. In the paper industry, there is continued demand for higher whiteness in many grades of paper that has led to firm demand in all major geographic regions. In detergents, demand for whiteners has stagnated in European and United States markets, while Asian markets continue to show some signs of growth. The net effect of these market conditions is that supplier capacity utilization are now running at high levels.

     Antimicrobials are high value-added ingredients supplied to the personal care, home and fabric care and textiles industries. Antimicrobials are mainly used in soaps, deodorants, toothpastes, dishwashing liquids, detergents and disinfectants for hospitals and medical purposes, as well as fabrics. The divisions products IRGASAN, IRGACARE and TINOSAN continue to be recognized as the industry standard for efficiency, performance and safety by key customers.

     Ultraviolet (UV) absorbers are supplied to the home and personal care industry as well as to the textile industry. UV absorbers are used to provide protection to the skin against the harmful effects of ultraviolet A (UVA - long wave-length) and ultraviolet B (UVB - short wave-length) radiation, both of which are identified as high-risk causes of skin cancer. UV absorbers are integrated into the base manufacturing of textiles and fibers, to provide protection against ultraviolet radiation, in items such as clothing, tents, outdoor awnings and umbrellas. UV absorbers are also marketed for use in laundry detergents and laundry rinse conditioners, to build-up UV protection on clothing during washing. In addition, UV absorbers are manufactured for use in a variety of products applied directly to the skin, including sunscreens and lotions. Immediate growth prospects are particularly strong in regions where concerns for effective broadband (both UVA and UVB) protection from sunlight are high as well as in regions where awareness is growing on the issues of rising skin cancer rates and the consequences of ozone depletion.

     Personal care specialties, such as rheology modifiers, ingredient protectants, colors, moisturizers and carrier systems, enhance the quality of end consumer products in the personal care industry. Rheology modifiers allow customers to produce formulations to the highest standards for quality and consistency without the use of heat or neutralizing agents. Colorants are used in products ranging from soaps to toothpaste to hair dyes. The division is also utilizing microscopic nanocolloid technology to deliver active ingredients through skin pores for more direct application of effects. In addition, the division is researching various natural substances for use in the field of personal care as active ingredients.

     Specialty Colors products include colorants for fine papers, tissue papers, board and packaging material and color formers for carbonless and thermal copying papers. The rapid change of technology, the globalization of the customer base and the growing importance of emerging economies are likely to shape the future direction of these markets. Overcapacity exists among suppliers of dyes. Management estimates that approximately half of the worldwide potential demand for its direct dyes for paper is in the North American market. Growth rates in the color formers market have slowed in North America and Western Europe while demand is increasing in developing economies, particularly in Eastern Europe, Asia and Latin America, with Asia experiencing the highest growth rates.

     Textile Chemicals include a full range of products provided to the textile industry, which serves three end-user segments: (i) apparel, (ii) home furnishing and (iii) technical textiles. The main factors influencing growth in textile chemicals are fashion trends, and the level of personal disposable incomes. The division's core European markets are experiencing a plateau in demand, however, substantial growth continues in Eastern Europe, Asia and Latin America.

Customers and End-User Markets

     In 2000, the home and fabric care industry, the personal care industry, the paper industry, and the textile industry, accounted for a significant portion of the division's sales. In 2000, the top ten customers of the division accounted for approximately 21 percent of the division's 2000 sales. The size of the division's customers varies widely by business unit and product segment. The home and fabric care market is dominated by a small number of large global customers with strong purchasing power and a desire to form strategic alliances with suppliers. The personal care market, however, is characterized by a multitude of large, medium and small customers. The paper chemicals market is somewhat less concentrated, although the recent number of consolidations in the industry is resulting in fewer and larger customers. The textile market is characterized by a large number of regional and local customers.

Research and Development

     The Consumer Care division spends approximately 3.5 percent of sales each year on research and development activities (CHF 54 million in 2000). The primary objective of these research and development activities is to achieve and maintain a high level of the division sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years.

     Products currently being developed by the division include easily degradable whiteners for detergents, ecologically improved flame retardants for cotton textiles, fabric protectants with advanced properties, new nanocolloid encapsulated active ingredients for skin care products, new silicone elastomers for fabric finishers, pretreatment products for wetting, washing and bleaching, new direct dyes for paper application and novel color formers for use in carbonless and thermal papers.

Competition

     The Consumer Care division mainly competes with other large global producers of specialty chemicals such as BASF, Bayer, Clariant, ISP and Sigma-Aldrich. However, competition from regional and local producers is prevalent in the textile business.

     Competition in the whiteners segment has been intense due to overcapacity which is likely to continue for several years. Significant surplus capacity also exists in the paper dye segment of the specialty colors market. The division's competitors in the textile market vary by geographical region but include global, regional and local producers. In Europe, the division's textile chemical competitors are mainly the traditional global producers. In the rest of the world, locally operating small to medium-sized producers are strong with competitive advantage resulting from the concentration on a small number of products and applications, often low production costs and lower or no import duties.

     The division primarily competes on the basis of product quality and technical performance, reliability of delivery, technical support, price, as well as customer contacts and relationships. The importance of these competitive factors varies among the customer industries served by the division.

The Performance Polymers Division (Discontinued Operations)

     On May 31, 2000, the Company completed the sale of the Performance Polymers business to Vantico, a company established by Morgan Grenfell Private Equity, the private equity arm of Deutsche Bank AG, and to certain Asian joint venture partners. Total gross proceeds from the sale were CHF
1.6 billion, which includes net debt assumed of approximately CHF 160 million. Net debt consists of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash. In connection with the sale of the Performance Polymers business to Vantico, the Company agreed to provide certain infrastructure related services, such as utility services and railroad access, to the Performance Polymers business at shared production facilities.

     The Performance Polymers business that was sold includes substantially all of the Performance Polymers division which operated in many industrial applications with performance specialty materials. Management is of the opinion that synergies with the Company's overall strategic portfolio emphasizing high value-added specialty chemicals were limited. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000 (for the year 1999 and 1998, CHF 1 729 million and CHF 1 791 million, respectively). For more information, see
Note 3 to the Consolidated Financial Statements.

Manufacturing

     The Company has 64 manufacturing sites in 26 countries in important regions of the world. Currently, 39 of these sites are used primarily for chemical synthesis and the others are used to manufacture formulations that meet customer specific requirements. Europe and North America account for over 85 percent of the fixed asset base of the Company, with over 75 percent of the Company's assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company's major manufacturing facilities have qualified for International Organization for Standardization ("ISO") 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in 5 non-consolidated joint ventures, predominantly in Asia.

     The Company's production costs, excluding raw materials, amounted to approximately 22 percent of sales, both in 2000 and in 1999.

     In recent years, the Company has achieved significant capacity increases at its facilities, through process and production improvements. For example, through de-bottlenecking, production capacities have been increased for high performance pigments, whiteners and antioxidants and newly developed production processes have increased capacities for hindered amine stabilizers and antimicrobials. Management is of the opinion that capacity utilization is satisfactory and provides adequate growth potential. However, improved asset utilization is a priority for the Company generally and the Company conducts an ongoing study of capacity utilization on a cross-divisional basis to improve asset utilization.

     The Company owns all of its principal manufacturing facilities and substantially all of the land on which such facilities are located.

     The Company's manufacturing strategy is to be a low cost producer, to increase productivity and to concentrate production on higher value-added products. To this end, after a period of considerable investments in new facilities, all divisions plan to focus capital expenditure on capacity, product and process improvements with a total spending of more than CHF 500 million over the next five years. In 1998,1999 and 2000, the Water Treatments business unit invested approximately CHF 80 million in a production site in West Memphis, Arkansas, USA, which allows for backward integration in the field of cationic monomers. The Colors division concluded investments of approximately CHF 140 million in the manufacture of granule pigments at Paisley, United Kingdom and in a new facility for DPP pigments in the United States. In addition, during 2000, the Colors division completed a new facility in the United States for quinacridone
(QA) pigments for a total investment of approximately CHF 120 million. The Additives division plans to invest over the next three years approximately, CHF 70 million in the Hindered Amine Light Stabilizer area, primarily in the NAFTA region.

     The Company is strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. For example, the Additives division invested approximately CHF 100 million during the last four years in a new facility in Shanghai, China and approximately CHF 15 million in an antioxidants plant in Goa, India. The Colors division invested approximately CHF 10 million from 1998 to 1999 in a consolidated production joint venture in Thailand and invested an additional CHF 4 million in 2000. The Consumer Care division is currently implementing a new Key Manufacturing Base Concept in China, with an estimated total investment of approximately CHF 12 million.

     The Company is not dependent on any single production site. The five largest production sites of the Company are in Basel (Switzerland), Grenzach (Germany), McIntosh, Alabama (United States), Bradford (United Kingdom) and Monthey (Switzerland).

Sales, Marketing and Distribution

     The Company sells its products in more than 120 countries through a global sales network. The sales, marketing and distribution functions are decentralized within the Company, with each division having its own sales, marketing and distribution network for its products. The organization of these functions varies from division to division.

     Sales in all divisions are generally on a purchase order basis. However, the Company has established longer-term arrangements with certain key customers or where required by customers. Such arrangements generally do not extend beyond one year. Bidding on one to three year supply arrangements has become common in the paper and detergent whiteners markets, with contracts in the paper industry tending to be for longer periods. Such bidding has tended to increase price pressure in these product segments.

     In 2000, the Company was one of the first chemical companies to offer a comprehensive e-business service to all its customers: mybusiness@cibasc. The site is a secure, user-customized one-stop shop which lets customers place and track orders from all divisions, get access to product and safety information, receive technical support and learn about new applications. In addition, Ciba participates in Elemica, a specialized business-to-business exchange which allows the Company, in one step, to link its Enterprise Resource Planning system directly to those of major suppliers and customers, allowing the Company to achieve higher efficiency and reduce supply-chain costs.

     The Company is focusing production and process development efforts on better integration of the manufacturing process with the supply chain in order to increase customer responsiveness while at the same time reducing inventories by increasing the volume of products shipped directly from the production facility to the customers.

Sourcing of Raw Materials

     The Company utilizes a large number of specialty chemicals and base chemicals as its main raw materials in its manufacturing process. Raw material costs represent a significant component of the Company's cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. The Company purchases raw materials and chemical intermediates from a large number of third parties from around the world and strives to optimize the supply chain for each division. The Company has limited backward integration and out-sources production where economically practical. The Company has entered into long-term arrangements with respect to certain strategic raw materials. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

     In 2000, due to increases in market prices, the Company experienced on average an approximate 2 to 3 percent increase in its overall prices paid for its raw materials purchased. Some of the more significant raw materials used by the Company include di-tert-butylphenol, methyl acrylate, acrylonitrile, dimethylaminoethanol and allyl chloride.

     The marketing and logistical functions of sourcing are decentralized, with each division having responsibility for its own global sourcing. The Company's Purchasing Council is responsible for identifying potential synergies and coordinating cross-divisional sourcing.

     Although the divisions purchase certain raw materials from single suppliers, management does not believe that the loss of any supplier would have a material adverse effect on the Company's business or financial condition.

Intellectual Property

     Where appropriate, the Company covers its new products and processes by patent applications in the relevant regional markets. The Company has over 19,500 patent registrations and pending applications and has trademark protection for over 400 product names. The Company relies on its know-how and technical expertise in many of its manufacturing processes for developing and maintaining its market position. Management is of the opinion that intellectual property rights as sole measure do not create a sustainable competitive advantage in the specialty chemicals industry. The Company's ability to extract the maximum value from its patent protected products and processes is dependent upon the Company's ability to apply its technical expertise in its manufacturing process to meet customer requirements. In general, the Company historically has not licensed or sold its intangibles to third parties. In addition, separate cash flow streams cannot, in general, be identified with intangible assets separately from the cash flows associated with the related productive assets. The value of patent and process protection is, therefore, generally inseparable from the Company's productive assets and processes.

     In connection with the Spin-off, Novartis assigned to the Company certain patents relating to the specialty chemicals business. Pursuant to the Master Spin-off Agreement, Novartis has also granted the Company a non-exclusive royalty-free worldwide license with respect to (i) certain patents that were originally registered by Ciba-Geigy's central research department and (ii) those patents remaining with Novartis which the Company was using, or had a specific plan to use, at the effective date of the Spin-off. The Master Spin-off Agreement also provides that Novartis and the Company may enter into other arrangements with respect to certain patents pursuant to which royalties would be payable.

     Although relative exclusivity can be maintained for certain products following patent expiration through know-how and technical expertise, the expiration of a basic patent can result in intense competition, including from lower cost producers, and erosion of profit margins. Prior to and following expiration of the basic patent for a key product, the Company will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used. Management is of the opinion that the loss of patent protection for any particular product or process would not have a material adverse effect on the Company's results of operation or financial condition.

     The Company and Novartis have concluded an agreement on the use of the name and the trademark "Ciba". Pursuant to such agreement, the Company and its subsidiaries and affiliates may use "Ciba Specialty Chemicals" as part of their registered corporate names, while Novartis may continue to use the name "Ciba" in connection with the Ciba Vision Group and in some other special cases. The Company and its subsidiaries and affiliates are entitled to use the "Ciba" trademarks and trade names outside of the core business of Novartis (pharma specialties, pharma over-the-counter and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis is entitled to continue to use trademarks and trade names containing the term "Ciba" as they are currently used and to use new and existing trademarks and trade names containing the term "Ciba" to market the "Ciba" line of pharmaceutical products and for products and services of the Ciba Vision Group.

Industry Regulatory Matters

     Production and marketing of chemical substances are regulated by national and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European

Union, the United States and Japan, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemicals list of the Japanese Ministry of Trade and Industry are most significant to the Company's business. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative requirements may exist.

     The Company also actively seeks approvals from the United States Food and Drug Administration ("FDA") for certain specialty chemicals produced by the Additives, Colors and Consumer Care divisions, principally where the Company's management is of the opinion that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food. In addition, the Consumer Care division has worked with certain of its customers in a joint effort to obtain FDA approval of the antimicrobial triclosan, which was obtained.

Agreements with Novartis in Connection with the Spin-off

     Novartis and the Company entered into a Master Spin-off Agreement dated December 20, 1996, which governed the separation of the specialty chemicals business from Novartis. In addition, this agreement, together with certain ancillary agreements, established various interim and ongoing relationships between Novartis and the Company.

     Pursuant to the Master Spin-off Agreement, Novartis and the Company continue to provide each other with chemical products and intermediates and certain services, such as provision of utilities, waste handling and security at shared production sites, that they had provided to each other prior to the Spin-off. Such products and intermediates are provided at market prices or, in the absence of market prices, at cost, and such services are provided at the lower of market price or cost. Local and site-specific agreements govern, among other things, the management and administration of production sites and contract manufacturing arrangements. In addition, pursuant to the Master Spin-off Agreement, the Company and Novartis agreed on the allocation of taxes relating to the transaction and past operations of the businesses. The Company is responsible for taxes relating to the past operations of entities engaged exclusively in the specialty chemicals business and Novartis is responsible for transaction related taxes and taxes relating to the past operations of entities other than those engaged exclusively in the specialty chemicals business.

     Pursuant to the Cooperation Agreement Regarding the Use of "Ciba" as Corporate Name and as a Mark, the Company is permitted to use "Ciba Specialty Chemicals" as part of its registered corporate name, while Novartis may continue to use the name "Ciba" in the Ciba Vision Group and in certain other cases. See "Intellectual Property".

     Novartis and the Company have also entered into certain arrangements with respect to the responsibility for environmental liabilities associated with operation of the specialty chemicals business prior to the Spin-off. See "Environmental Matters."

Insurance

     Management is of the opinion that the Company's insurance arrangements regarding property, liability and marine are adequate and sufficient.

Organizational Structure

     Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange and its ADRs trade on the New York Stock Exchange (see Item 9 - The Offer and Listing).

                                                                         Company
                                                                        Holdings
                                                                          in %             Principle Function of company
                                                                        ----------  ----------------------------------------
                                                                                               Manufac                Service/
                                                                                    Selling    -turing    Research    Finance
                                                                                    -------    -------    --------    -------
EUROPE

Austria

Ciba Spezialitaetenchemie GmbH, Wien................................         100       o

Belgium

Ciba Specialty Chemicals N.V., Groot-Bijgaarden.....................         100       o

Finland

Ciba Specialty Chemicals Finland OY, Helsinki.......................         100       o

France

Ciba Specialites Chimiques SA, Rueil-Malmaison......................         100       o           o
Societe Nouvelle de Chimie Industrielle (S.N.C.I.) SA, Saint
  Jeoire en Faucigny ...............................................         100       o           o          o
Societe Pyreneenne de coloration "Sopyco" Sarl, Abidos Mourens......         100       o           o

Germany

Ciba Spezialitaetenchemie Grenzach GmbH, Grenzach-Wyhlen............         100                   o          o
Ciba Spezialitaetenchemie Holding Deutschland GmbH, Lampertheim.....         100                                         o
Ciba Spezialitaetenchemie Lampertheim GmbH, Lampertheim.............         100       o           o          o
Ciba Spezialitaetenchemie Pfersee GmbH, Langweid/Lech...............         100       o           o          o
TFL Ledertechnik GmbH & Co. KG, Weil am Rhein.......................          50       o           o          o

Greece

Ciba Specialty Chemicals Hellas ABEE, Athens........................         100       o           o

Hungary

Ciba Specialty Chemicals Magyarorszag, Kft. Budapest................         100       o

Italy

Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)............         100       o           o          o
Magenta Master Fibres, S.p.A., Milano...............................          60       o           o          o

Netherlands

Ciba Specialty Chemicals International Nederland B.V., Maastricht...         100                                         o
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht..............         100       o           o          o

Portugal

Ciba Especialidades Quimicas Lda., Porto............................         100       o

Spain

Ciba Especialidades Quimicas S.L., Barcelona........................         100       o           o

Sweden

Ciba Specialty Chemicals Sweden AB, Goteborg........................         100       o

Switzerland

Ciba SC Recherche Marly SA, Marly...................................         100                                         o
Ciba Specialites Chimiques Monthey SA, Monthey......................         100                   o
Ciba Spezialitaetenchemie AG, Basel.................................         100       o           o          o
Ciba Spezialitaetenchemie Finanz AG, Basel..........................         100                                         o
Ciba Spezialitaetenchemie International AG, Basel...................         100                                         o
Ciba Spezialitaetenchemie Kaisten AG, Kaisten.......................         100                   o
Ciba Spezialitaetenchemie Schweizerhalle AG, Muttenz................         100                   o
Ciba Spezialitaetenchemie Services AG, Basel........................         100                                         o


                                                                         Company
                                                                        Holdings
                                                                          in %             Principle Function of company
                                                                        ----------  ----------------------------------------
                                                                                               Manufac                Service/
                                                                                    Selling    -turing    Research    Finance
                                                                                    -------    -------    --------    -------

CIMO Compagnie Industrielle de Monthey SA, Monthey..................          50                                         o

Turkey

Ciba Ozel Kimyevi Urunler Sanayi ve Ticaret Ltd., Istanbul..........         100       o

United Kingdom

Ciba Specialty Chemicals PLC, Macclesfield..........................         100       o           o          o
Ciba Specialty Chemicals Investment PLC, Macclesfield...............         100                                         o
Ciba Specialty Chemicals Water Treatments Ltd., Bradford............         100       o           o          o

Western Hemisphere

North America

Bermuda

Chemical Insurance Company Ltd., Hamilton...........................         100                                         o
Ciba Specialty Chemicals International Finance Ltd., Hamilton.......         100                                         o
Ciba Specialty Chemicals Investment Ltd., Hamilton..................         100                                         o

Canada

Ciba Specialty Chemicals Canada Inc., Mississauga...................         100       o           o
Ciba Specialty Chemicals Water Treatments Corp., Brampton...........         100       o

United States of America

Ciba Specialty Chemicals Corporation, Tarrytown, NY.................         100       o           o          o
Ciba Specialty Chemicals Water Treatments Inc., Suffolk, VA.........         100       o           o          o

SOUTH AND CENTRAL AMERICA

Argentina

Ciba Especialidades Quimicas S.A., Buenos Aires.....................         100       o

Brazil

Ciba Especialidades Quimicas Ltda., Sao Paulo.......................         100       o           o

Chile

Ciba Especialidades Quimicas Ltda., Santiago de Chile...............         100       o
Ciba Especialidades Quimicas Conosur S.A., Santiago de Chile........          67       o

Colombia

Ciba Especialidades Quimicas S.A., Bogota...........................         100       o           o

Guatemala

Ciba Especialidades Quimicas, S.A. (ACC), Guatemala.................         100       o           o

Mexico

Ciba Especialidades Quimicas Mexico S.A. de C.V., Mexico............         100       o           o

Panama

Ciba Especialidades Quimicas Colon S.A., Colon......................         100       o

Eastern Hemisphere

ASIA

China

Ciba Specialty Chemicals (China) Ltd., Beijing......................         100                                o
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kon.................         100       o
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai..................         100       o
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong.......          95       o           o
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou..............          80       o           o
Qingdao Ciba Dyes Co. Ltd., Qingdao.................................          94       o           o
Qingdao Ciba Pigments Co. Ltd., Qingdao.............................          91       o           o
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai..................          67       o           o


                                                                         Company
                                                                        Holdings
                                                                          in %             Principle Function of company
                                                                        ----------  ----------------------------------------
                                                                                               Manufac                Service/
                                                                                    Selling    -turing    Research    Finance
                                                                                    -------    -------    --------    -------


Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen................          85       o           o
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan....................          49       o           o

India

Ciba India Private Ltd., Mumbai.....................................         100                                         o
Ciba Specialty Chemicals (India) Ltd., Mumbai.......................          51       o           o          o
Diamond Dye-Chem Limited, Mumbai....................................          51       o           o
INDO Swiss Textile Chemicals Ltd., Mumbai...........................         100       o           o
Petro Araldite Pvt Ltd., Chennai (1).... ...........................          76       o           o
Pigments Specialties India Pvt. Ltd., Mumbai........................         100       o
Swathi Organics & Specialities Pvt. Ltd., Pondicherry...............          22       o           o

Indonesia

P.T. Ciba Specialty Chemicals Indonesia, Jakarta....................          80       o           o

Japan

Chemipro Fine Chemical Kaisha Ltd., Kobe............................          51       o           o
Ciba Specialty Chemicals K.K., Takarazuka/ Tokyo....................         100       o                      o
Musashino-Geigy Co. Ltd., Tokyo (2).................................          60       o           o
Nippon Alkyl Phenol Co. Ltd., Tokyo (3).............................          46       o           o

Republic of Korea (South Korea)

Ciba Specialty Chemicals Korea Ltd., Seoul..........................         100       o
Daihan Swiss Chemical Corp., Seoul..................................          50       o           o          o
Doobon Fine Chemical Co., Ltd.......................................          63       o

Malaysia

Ciba Specialty Chemicals (Malaysia) SDN. BHD., Klang................          70       o           o

Singapore

Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore............         100       o           o

Taiwan

Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung...................         100       o           o

Thailand

Ciba Specialty Chemicals (Thailand) Ltd., Bangkok...................         100       o           o
Ciba Specialty Chemicals Industries Ltd., Bangkok...................          95       o           o

AFRICA

South Africa

Ciba Specialty Chemicals (Pty) Ltd., Spartan........................         100       o

AUSTRALIA and NEW ZEALAND

Australia

Ciba Specialty Chemicals Pty. Ltd., Thomastown......................         100       o           o

New Zealand

Ciba Specialty Chemicals N.Z. Ltd., Auckland........................         100       o           o

-----------------------------------------------------------------------------------------------------------------
(1)  Company that will be sold in connection with the completion of the sale of the Performance Polymers business.
(2)  Effective January 2001, the Company acquired a controlling interest in
     Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to
     60 percent in this joint venture with Musashino Chemical Laboratory
     Co. Ltd.
(3)  In January 2001, the Company increased its holdings in Nippon Alkyl
     Phenol Co. Ltd., from 45 percent to 46 percent.


Property, Plant and Equipment; Manufacturing

     The Company owns all of its principal manufacturing facilities and owns substantially all the land on which such facilities are located. In certain cases, including all Swiss facilities, infrastructure is shared with Novartis. The Company also has other properties, including office buildings, research laboratories and warehouses. The principal office buildings are the headquarters in Basel, Switzerland. The principal research and development facilities are located in Basel, Switzerland and Tarrytown, New York, USA (for the Additives division).

     The following table sets forth the Company's principal manufacturing facilities by geographic region together with the product lines that each facility is designed to manufacture.



        Location                    Size in hectares(1)                Major Product Lines

------------------------------------------------------- -------------------------------------------------
EUROPE

Basel, Switzerland                         14            Colors (reactive dyes for cellulose and wool,
                                                            disperse, vat and acid dyes)

Monthey, Switzerland (2)                   25            Consumer Care (whiteners)
                                                            Colors (high performance pigments)

Schweizerhalle, Switzerland                 1            Additives (Polymer Additives and Imaging
                                                            and Coating Additives)
                                                         Colors (standardization)

Kaisten, Switzerland                       59            Additives (Polymer Additives)

Grenzach, Germany                          52            Consumer Care (whiteners, specialty colors,
                                                            antimicrobials, new businesses)
                                                         Colors (cationic dyes, high performance
                                                            pigments and solvent soluble dyes)

Lampertheim, Germany                       80            Additives (Polymer Additives, Imaging and
                                                            Coating Additives and Process and
                                                            Lubricant Additives)

Langweid/Lech, Germany                     29            Consumer Care (fabric finishing and dyeing
                                                            and printing auxiliaries)

Paisley, United Kingdom                    17            Colors (classical pigments)

Clayton, United Kingdom                    22            Colors (direct, disperse and acid dyes)
                                                         Consumer Care (specialty colors)

Bradford, United Kingdom                   20            Additives (Water Treatments)

Grimsby, United Kingdom                    19            Additives (Water Treatments)

Huningue, France                            8            Colors (high performance pigment preparations),
                                                            Additives (Polymer Additives, Imaging and
                                                            Coating Additives and
                                                            Process and Lubricant Additives)

St-Fons, France                             9            Colors (metal-complex and acid dyes)

St-Jeoire, France                           8            Colors (masterbatches)

Mortara, Italy                             15            Additives (Imaging and Coating Additives)

Pontecchio Marconi, Italy                  12            Additives (Polymer Additives) and
                                                            production of insecticides for a third party

Maastricht, Netherlands                    11            Colors (dispersions, inorganic pigments,
                                                            masterbatches)

WESTERN HEMISPHERE

McIntosh, Alabama, United States          637            Additives (Polymer Additives and Imaging
of America (USA)                                            and Coating Additives)
                                                         Consumer Care (whiteners, fabric finishing,
                                                            specialty colors, new businesses)



        Location                    Size in hectares(1)                Major Product Lines

------------------------------------------------------- -------------------------------------------------
                                                         Toll manufacturing of pesticides for Syngenta

Newport, Delaware, USA                     15            Colors (high performance pigments)

St. Gabriel, Louisiana, USA                81            Colors (reactive and acid dyes)

Charlotte, North Carolina, USA              6            Consumer Care (dyeing and printing auxiliaries)

Old Bridge, New Jersey, USA (3)            13            Additives (Water Treatments)

Suffolk, Virginia, USA                     89            Additives (Water Treatments)

West Memphis, Arkansas, USA                60            Additives (Water Treatments)

Albermarle, North Carolina, USA            21            Consumer Care (Textile Chemicals)

Mississauga, Canada                         2            Additives (Polymer Additives)

Estrada do Colegio, Brazil                  4            Consumer Care (whiteners, fabric finishing)

Camacari, Brazil                           14            Additives (Polymer Additives)

Atotonilquillo, Mexico                     43            Colors (disperse and cationic dyes)
                                                         Consumer Care (whiteners, fabric finishing)

Puebla, Mexico                             25            Additives (Polymer Additives and Process
                                                            and Lubricant Additives)

EASTERN HEMISPHERE

Ulsan, South Korea (4)                      7            Colors (classical pigments)

Shanghai, China (5)                         6            Additives (Polymer Additives)

Qingdao, China (6)                          1            Colors (classical pigments)

Qingdao, China (7)                          1            Colors (wool and disperse dyes)

Panyu, China (8)                            5            Consumer Care (textile chemicals)

Isohara, Japan (9)                          8            Additives (Polymer Additives)

Ai-oi, Japan (10)                           -            Additives (Polymer Additives and Imaging
                                                            and Coating Additives)

Chiba, Japan (11)                           -            Additives (Polymer Additives)

Kaohsiung, Taiwan                           4            Additives (Polymer Additives)

Goa, India                                 14            Additives (Polymer Additives)
                                                         Consumer Care (whiteners)

Candra Sari, Indonesia                      5            Consumer Care (fabric finishing)
                                                         Colors (standardization)

Machachai, Thailand                         4            Colors (textile dyes)

Perth, Australia                            2            Additives (Water Treatments)

---------------------------------------------------------------------------------------------------------

(1)  One hectare is equal to 2.471 acres.
(2) Most of the infrastructure facilities are shared with Syngenta through a joint venture in which the Company holds a 50 percent interest.
(3) In December 2000, the Company announced a restructuring program that included the closure of this manufacturing site during 2001.
(4) Joint venture with Daihan Color Ind., Co., Ltd., in which the Company holds a 50 percent interest.
(5) Joint venture with Shanghai Gao-Qiao Petrochemical Company and Nippon Alkyl Phenol Company, in which the Company holds a 50 percent direct interest and certain other indirect interests.
(6)  Venture with Qingdao Dyestuff Factory, in which the Company holds a
     91.4 percent interest.
(7) Venture with Qingdao Dyestuff Factory, in which the Company holds a 94 percent interest.
(8) Venture with Panyu City Shilou Town Economical Development Company Limited, in which the Company holds a 95 percent interest.
(9) Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.
(10) Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.
(11) Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.

     The Company's management is of the opinion that its principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet its needs. Except as disclosed in this Annual Report, the Company does not currently plan to construct, expand or improve facilities significantly.

Environmental Matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws.

     Prior to the Company's spin-off from Novartis, a Company-wide environmental audit was performed. Based on the results of the audit, management was of the opinion that CHF 738 million in reserves recorded at that time were sufficient to meet all then known and anticipated environmental claims and liabilities relating to the Company's past operations. These provisions were adjusted as further information developed or circumstances changed and amounted to CHF 798 million at December 31, 2000 (CHF 789 million at December 31, 1999). The main difference between 2000 and 1999 relates to changing foreign currency exchange rates, usage of the provisions, increases for new environmental claims, as discussed below, offset by reductions in the provisions as a result of favorable settlement of previous environmental claims and updates to the estimated costs to complete outstanding claims and issues. The Company's environmental protection and improvement cash expenditures were approximately CHF 61 million in 2000 (CHF 61 million in 1999), including investments in construction, operations and development.

     In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     In 1998, certain litigation matters related to sites located in the United States were settled with the insurance companies. The Company received cash of approximately CHF 43 million, net of related legal costs incurred, in 1999 and such amount is included as a reduction in selling, general and administrative expenses in the 1998 Consolidated Statement of Income. The Company has not reflected any potential insurance recoveries that may be available in the future.

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated.

     Clean-up of the most significant sites has been or is nearly completed, except for two major sites where remediation measures are still in discussion, as described in the following paragraphs:

     At its Toms River, New Jersey remediation site the Company agreed with the United States Environmental Protection Agency in September 2000 on a Remedial Action Plan which now enters into its technical design and implementation phase. It is expected to involve significant expenses over a period of several years.

     The contamination of the groundwater on the Toms River site has triggered, since May 2000, several actions against the Company in the New Jersey Chancery Court seeking medical monitoring as well as payment of damages for alleged injuries by a number of individuals who reside or resided in the vicinity of the Company's Toms River site during the years from 1952 to 1980 and were allegedly exposed to contaminated drinking water. These cases are in a very early stage, and the Company intends to defend itself vigorously. A third group of individuals defending the interests of a number of children who died or suffer from brain cancer allege that the groundwater contamination of the Toms River site may be the cause to these illnesses. This group of individuals entered into a standstill agreement with the Company regarding the statute of limitations.

     In addition, as a result of past operations of the former Ciba-Geigy, the Company is involved in the planning of a remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976. The responsibility for the clean-up lies with several chemical enterprises, including among others the Company, Clariant Ltd., Novartis and Roche Holding Ltd. The responsible companies closely cooperate with the competent authorities to define the necessary measures in view of a final remediation of the site. The Company cannot predict with certainty the total cost of such remediation, or the precise amount of time necessary to accomplish the remediation. It is currently estimated, however, that the remediation effort could require 9 to 15 years to complete.

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to the closing date, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within 15 years and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

     In management's opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company's operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

     See "Item 3. Key Information--Risk Factors--Environmental laws and regulations may expose the Company to liability and result in increased costs."

Item 5.  Operating and Financial Review and Prospects.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with "Item 3. Key Information" and the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with U.S. GAAP and are included elsewhere in this Annual Report. For a definition of certain financial terms used herein, see "-Glossary of Financial Terms" at the end of this Management's Discussion and Analysis of Financial Condition and Results of Operations. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss Francs (CHF).

Introduction

     To facilitate a meaningful analysis and interpretation of the Company's results, this Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on discussion and analysis of the results of continuing operations, which excludes the results of the Performance Polymers operations, which have been reported as discontinued operations for the years 1998, 1999 and 2000, until May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements).

     In certain sections of this Management's Discussion and Analysis, the reported results have been adjusted to exclude the restructuring and special charges. In addition, one time gains and non-recurring expenses have been highlighted and commented upon in order to facilitate comparability of ongoing business performance.

Currency Trends

     2000 Compared to 1999

     The average exchange rates for the major currencies used to translate the consolidated statement of income into Swiss francs were significantly different in 2000 as compared to 1999. The appreciation in the average rate for the U.S. dollar (USD), the British pound (GBP) and the Japanese yen
(JPY) against the Swiss franc was slightly offset, however, by the depreciation of the Euro. With respect to the U.S. dollar, the average rate used for translating the statement of income was CHF 1.69 per USD in 2000, as compared to CHF 1.50 per USD in 1999.

     With the exception of the U.S. dollar, which appreciated substantially against the Swiss franc, the December 31, 2000 year-end currency exchange rates for the major currencies used in translating the Company's consolidated balance sheet into Swiss francs depreciated against the Swiss franc, as compared to December 31, 1999. The appreciation of the U.S. dollar against the Swiss franc was partly offset, however, by the depreciation in the British pound, the Japanese yen and the Euro against the Swiss franc.

     These currency trends resulted in currency effects on the Swiss franc statement of income, and to a lesser extent, on the Swiss franc balance sheet items.

     For further discussion on the effect of different year-end exchange rates and information on the Company's currency risk management, see "Effective treasury management", "Consolidated balance sheet", "Liquidity and capital resources" and "Supplemental Information - Quantitative and Qualitative Disclosures About Market Risk" of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     1999 Compared to 1998

     Average currency exchange rates for the entire year for the major currencies were similar in 1999 and 1998. As a result, the overall effect of exchange rate fluctuations on the Company's 1999 statement of income was not significant when compared to 1998.

     Year-end exchange rates, however, were significantly different at December 31, 1999, as compared to December 31, 1998. This resulted in large currency effects on the Swiss franc value of balance sheet items. In particular, the U.S. dollar appreciated against the Swiss franc during 1999. The year-end rate used for translating the balance sheet amounted to CHF 1.58 per USD in 1999 versus CHF 1.38 per USD in 1998.

     For further discussion of the effect of different year-end exchange rates and information on the Company's currency risk management, see "Effective treasury management" and "Consolidated balance sheet" of this

Management's Discussion and Analysis of Financial Condition and Results of Operations and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report.

Use of Certain Supplementary Financial Indicators

     The following comparative discussion of the results of operations and financial condition of the Company includes, among other items, an analysis of a number of non-U.S. GAAP financial indicators that form part of the Company's value based management reporting system and that are used by management for purposes of analyzing the results of operations and financial condition of the Company. These financial indicators are derived from U.S. GAAP financial items. Such indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), velocity and economic profit. For a definition of these terms and other financial terms, see "Glossary of Financial Terms" at the end of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Management is of the opinion that these financial indicators are an important measure of comparative operating performance of the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

Year in Review - 2000 Compared to 1999

   Results of operations                                   2000           1999
   ----------------------------------------------------------------------------
   Net sales  .........................................   7 902          7 244
   Gross profit........................................   2 569          2 288
   Operating income....................................     876            632
   Income from continuing operations...................     418            238
   Net income..........................................     452            325
   EBITDA, before restructuring and special charges(1).   1 348          1 086
   Restructuring and special charges...................       2              0
   Operating cash flow (2).............................   1 065          1 054
   Shareholders' equity at year end....................   3 754          3 638
   Dividend per share..................................    2.00 (3)       2.00

   Key performance ratios
   ----------------------------------------------------------------------------
   Sales growth........................................       9%             9%

   Expressed as a percentage of sales:
     Gross profit......................................    32.5%          31.6%
     Operating income..................................    11.1%           8.7%
     Income from continuing operations.................     5.3%           3.3%
     Net income........................................     5.7%           4.5%
     EBITDA, before restructuring and special charges..    17.1%          15.0%
   -----------------------------------------------------------------------------
   (1) Including restructuring expenses and special charges of CHF 2 million in 2000, EBITDA was CHF 1 346 million.
   (2) From continuing operations. Including restructuring payments of CHF 35 million in 2000 and CHF 148 million in 1999, operating cash flows from continuing operations were CHF 1 030 million and CHF 906 million, respectively.
   (3) The 2000 dividend per share reflects the dividend payment proposal to be made at the shareholders' meeting in 2001, based on 2000 results, and is subject to shareholder approval.

Overview

     Market conditions in the Company's customer industries in 2000 were characterized, for most of the year, by the continuation of the improved economic environment, which commenced in the second half of 1999. Many European markets, fueled in part by the weakness of the Euro against the U.S. dollar, continued to improve throughout 2000. In the United States, a slow-down in market demand was noted near the end of the year 2000. In Asia, the Japanese market has not fully recovered from its lows of 1999, remaining sluggish throughout 2000. In other Asian markets, there was a continuation throughout most of 2000 of the steady growth that began in the second half of 1999. Market demand in Brazil and Mexico remained at high levels during the entire year.

     Operational review

     Profitable growth through innovation, customer focus and continuing operational improvements

     Net sales in 2000 at CHF 7 902 million grew 9 percent in Swiss francs and 2 percent in local currencies compared to the previous year. The Company's gross profit increased in 2000 to CHF 2 569 million or 32.5 percent of sales from CHF 2 288 million or 31.6 percent of sales in 1999. Operating income improved in 2000 to CHF 876 million or 11.1 percent of sales from CHF 632 million or 8.7 percent of sales in 1999. Net income in 2000 increased to CHF 452 million or CHF 6.81 per share from CHF 325 million or CHF 4.89 per share in 1999. The Company's EBITDA and EBITDA margin increased to CHF 1 348 million and 17.1 percent, respectively, in 2000 compared to CHF 1 086 million and 15.0 percent, respectively, in 1999.

     Favorable currency conditions, particularly the strengthening of the U.S. dollar and the Japanese yen against the Euro and the Swiss franc, contributed 7 percent to the total sales growth in 2000. The Company's continued focus on innovation and meeting customer needs led to an increase in net sales in 2000, contributing to the 5 percent volume and product mix increase. Pricing pressure continued in many of the Company's markets. Selective price increases, however, helped to contain price erosion, ending the year with a negative 3 percent price effect on net sales. In all divisions, volume growth continued to outpace price reductions.

     The combination of volume growth and product mix changes coupled with continuing operational efficiency improvements more than compensated for selling price reductions and modest raw material price increases leading to higher profits in both absolute and intensity terms.

     Hexcel, the Company's major equity affiliate, realized a one time gain in 2000 on the sale of its Bellingham aircraft business. The Company's share of this gain, recorded in the line "income from earnings of equity affiliates", amounted to CHF 57 million. This one time gain was, however, offset by a number of non-recurring expenses relating primarily to a thorough review of the Company's liabilities, including environmental liabilities, and an increase in performance based compensation expenses. In addition, in the fourth quarter the Company realized a gain of CHF 71 million from the sale of its majority stake in Hexcel, which is included in the line "restructuring and special charges" in the 2000 Consolidated Statement of Income. A number of restructuring and special charges relating to business reorganization and anticipated impairments of equity affiliate amounted to CHF 73 million. Overall, the one time gains described in this paragraph were offset by non-recurring expenses, resulting in only a small net effect on the Company's income.

     The Company announced several restructuring initiatives in the fourth quarter of 2000. These initiatives were driven by the Company's focus on improving its overall operational efficiencies and by the deteriorating external market conditions, especially in the United States. The initiatives primarily included the closure of a Water Treatments facility in the United States, the reduction of Additives and Consumer Care headcount at a shared production facility in the United States and the reorganization of the administrative functions of the Company's Southern Europe organization. The closure of the Water Treatments facility will improve efficiencies across the business unit as well as in other United States based manufacturing facilities, improving operating margins and market competitiveness. The Additives, Consumer Care and Southern Europe programs are designed to reduce operating costs in response to the reduced infrastructure requirements resulting from the sale of the Performance Polymers business.

     The fourth quarter

     Net sales in the fourth quarter 2000 at CHF 1 917 million grew 1 percent in Swiss francs and decreased 4 percent in local currencies compared to the fourth quarter of the previous year. Operating income decreased to CHF 188 million or 9.8 percent of sales from CHF 197 million or 10.4 percent of sales in the fourth quarter of 1999. Net Income in the fourth quarter 2000 was flat at CHF 123 million compared to CHF 126 million for the comparable period in 1999.

     Despite the fact that sales development was adversely affected by the slowdown towards the end of the year of the United States economy, the Company was still able to maintain its net income at prior year levels. This was primarily due to continued effective raw material procurement, tight control over costs and the improved financing structure of the company, which led to lower net interest expenses.

     Strategic focus on innovation

     The Company continued its strategic initiatives of innovation and development of environmentally friendly products. Significant investments in research and development underscore the importance of innovation as a key success factor. The Company's research and development program continued to focus on generating new business and defending leading market positions. Research and development expenses as a percentage of sales were
3.7 percent in 2000 compared to 3.5 percent in 1999. In absolute terms, research and development expenses increased by CHF 37 million to CHF 293 million in 2000 compared to CHF 256 million in 1999, an increase of 15 percent in Swiss francs or 12 percent in local currencies.

The Company continues to optimize its business portfolio through selective acquisitions and divestments to strengthen its focus on core businesses and improve profitability

     The most significant portfolio change was the completion on May 31, 2000 of the sale of the Performance Polymers business to Vantico, a company established by Morgan Grenfell Private Equity, the private equity arm of Deutsche Bank AG, and to certain Asian joint venture partners. Total gross proceeds from the sale were CHF 1.6 billion, which includes net debt assumed of approximately CHF 160 million. This divestiture underscores the Company's strategy of focusing its portfolio on specialty chemicals rather than specialty materials. The Performance Polymers business that was sold comprised substantially all of the previously reported Performance Polymers division. The Company realized a net gain from discontinued operations of CHF 34 million, after consideration of the Performance Polymers business operating results through May 31, 2000, the results of the divestment transaction taxes and the costs of selling the business.

     In the first half of 2000, the Company concluded the acquisition of Prochimica s.r.l. for a total purchase price of approximately CHF 85 million. This acquisition, by the Additives division, secures an uninterrupted supply of key photoinitiators and supports the already high EBITDA margins of the division.

     In the second half of 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). This acquisition complements and expands the Company's product offerings to the paper industry, one of its strategic industry segments.

     In December 2000, the Company sold approximately 81 percent or 14 525 000 shares of its holdings in its most significant equity affiliate, Hexcel, to an investor group led by Goldman Sachs for CHF 277 million (USD 160 million). This divestment underscores the Company's strategy to exit joint ventures which have little strategic fit with its core business. Hexcel is focused on the sale of specialty materials and not on specialty chemicals. As a result, after the sale of the Performance Polymers business, this investment no longer supported or supplemented the growth of the Company's remaining core businesses and therefore, divestment steps were undertaken.

     Cash flows higher due to operational improvements and divestment activities

     Continued improvements in net income and effective asset management led to a growth in cash flows provided by continuing operations to CHF 1 065 million in 2000 as compared to CHF 1 054 million in 1999, before restructuring payments of CHF 35 million in 2000 and CHF 148 million in 1999. This reflects high levels of net income and successful asset management. The Company's focus on tight asset management continued to show positive results with both inventories and accounts receivable, expressed as a percentage of sales, below the levels achieved in 1999. During 1999, significant reductions in current assets were realized in comparison with prior years as a result of the completion of asset improvement initiatives commenced during 1998. The combination of the effects from the Company's net business portfolio changes and the continued emphasis on cost effective capital expenditures contributed to increased cash flows from investing activities in 2000, providing cash of CHF 1 271 million, compared to a use of cash in 1999 of CHF (131) million. It should be noted, however, that certain cash payments relating to separation costs arising from the Polymers divestment have not yet been made. The Company estimates that cash payments relating to these separation costs will amount to approximately CHF 270 million during 2001. Thereafter cash payments will be less significant.

     As a result of continued operating cash flows in excess of one billion Swiss francs, and the positive contributions to cash from divestment activities, the level of free cash flow improved to CHF 2 169 million compared to CHF 816 million in 1999. Free cash flow was used, when economically advantageous to the Company, for debt repayment and small strategic acquisitions. Excluding the effects of acquisitions and divestments, free cash flow would have been CHF 603 million compared to CHF 746 million in 1999.

Financial review

     Strong volume growth in positive economic environment through most of the year

     Sales increased to CHF 7 902 million in 2000 or by 9 percent in Swiss francs and by 2 percent in local currencies. Sales growth compared to 1999 resulted from the following factors:

     Consolidated sales                                  2000 compared to 1999
     ---------------------------------------------------------------------------
     Volume/product mix......................................                5%
     Price...................................................              (3)%
     Currency................................................                7%
     ---------------------------------------------------------------------------
     Total in Swiss francs...................................                9%
     ---------------------------------------------------------------------------

     The strong volume growth and the positive economic environment, which began during the second half of 1999, continued through most of 2000. The Company's global market presence, selective price increases and favorable currency effects enabled the Company to benefit from the positive economic environment. Price declines arose from competitive conditions in certain markets. In addition, during 2000, prices were negatively impacted for products delivered into regions such as the United States where, due to the recent appreciation of the U.S. dollar, customers were demanding a share of the suppliers' currency gains. Sales grew in all divisions and volume growth in all divisions outpaced price declines. The economic environment did, however, begin to show signs of weakness late in the fourth quarter of 2000.

     Sales increases were posted in all the major markets in Europe, both in Swiss francs and in local currencies, with the exception of the United Kingdom where sales declined slightly in local currency. In the Western Hemisphere, sales increased in Swiss francs but remained flat in local currencies. The sales development during the year was characterized by a strong first half, followed by a slowdown in the second half, particularly in the United States. As a consequence of this economic slowdown, noted in the fourth quarter of 2000, sales in the United States declined in local currency. In the Eastern Hemisphere, sales increases were posted by most major markets both in Swiss francs and in local currencies, with the exception of Japan where sales declined in local currency. In the China Region and in the Rest of Asia strong sales growth was posted in both Swiss francs and in local currencies.

     Geographic sales distribution                        2000          1999
     ---------------------------------------------------------------------------
     Europe............................................    37%          39%
     Western Hemisphere (1)............................    37%          36%
     Eastern Hemisphere (2)............................    26%          25%
     ---------------------------------------------------------------------------
     (1)  The Western Hemisphere is comprised of North, Central and South
          America.
     (2) The Eastern Hemisphere is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

     Profit margins improve

     Gross profit margin improved to 32.5 percent of sales compared to 31.6 percent in the prior year. This improvement reflects the impact of strong volume growth and product mix changes coupled with improvements in production and process efficiencies, which led to an increase in overall capacity utilization. These positive factors more than compensated for both the reductions in selling prices and the 2 to 3 percent increase in raw material prices. This relatively stable increase in raw material prices, in comparison to overall market conditions, was achievable due to the Company's ability to optimize procurement of raw materials by purchasing supplies globally through its worldwide organization and relationships. This global reach allows the Company to take advantage of availability of supply as well as favorable foreign currency movements. In addition, the margin benefited from the impact of the U.S. dollar strengthening against the Euro in 2000, as the Company has a higher proportion of its production costs than its sales concentrated in Europe.

     Despite ongoing investments in the future and unfavorable foreign currency effects, costs decrease as a percentage of sales


     Selling, general and administrative expenses expressed as a percentage of sales decreased from 18.5 percent in 1999 to 18.0 percent in 2000. In absolute terms, selling, general and administrative expenses increased by CHF 84 million to CHF 1 425 million, compared to CHF 1 341 million in 1999, an increase of 6 percent in Swiss francs but only 2 percent in local currencies. Despite only modest cost increases in local currencies, foreign exchange currency movements led to higher annual costs when these local costs were translated into Swiss francs. Apart from this large foreign exchange currency movement effect, a number of other factors affected expenses. The Company conducted a thorough review of its liabilities, including environmental liabilities, to ensure that all known and quantifiable liabilities were adequately provided for and disclosed. Continued focus on future growth, through investments in promising new technologies, together with a number of smaller initiatives relating to streamlining operations, also increased costs. In addition, an improved business performance in 2000 resulted in higher employee compensation costs, as compensation levels are partly linked to achieving performance targets. These cost increases were offset by a number of cost reductions which resulted from the completion of key reorganizations and business improvement initiatives implemented by the Company over the past several years. Overall, the company was able to improve its selling, general and administrative expenses to sales ratio by a structural half percentage point.

     Continuing commitment to research and development

     Research and development expenses as a percentage of sales were 3.7 percent in 2000 compared to 3.5 percent in 1999. In absolute terms, research and development expenses increased by CHF 37 million to CHF 293 million in 2000 compared to CHF 256 million in 1999, an increase of 15 percent in Swiss francs or 12 percent in local currencies.

     The Company has historically invested and plans to continue to invest approximately 3 to 4 percent of sales in research and development activities. The Company's research and development program focuses on generating new business and defending leading market positions by continuous innovation. The Company's research and development strategy is to enter both new and existing markets with innovative formulations and solutions which satisfy customer needs.

     Some examples of entering new markets with new formulations are the development of textile dyes products for use in the manufacture of transparent colored plastics, which have many applications including in colorful translucent computers and notebooks and applying Water Treatments' nanocolloids technology in Home and Personal Care's detergent chemicals sector, thereby enhancing the products stain removal capability.

     Innovative product range extensions and customer focused solutions within existing markets include improvements in the pre-blend business in Polymer Additives, where in-house or toll-manufactured additives are mixed and formulated to fulfill specific customer needs and pigment granules from the Inks, Paints and Plastics business unit that have been developed from pigment powder, thereby reducing dosage levels in the customers manufacturing process.

     Also, the Company continues to develop new and improved manufacturing processes which are cost competitive and meet all environment, health and safety requirements.

     Amortization of goodwill

     Amortization of goodwill increased to CHF 86 million in 2000, an increase of CHF 12 million. This increase was primarily related to the additional goodwill amortization resulting from the current year business acquisitions.

     Increased income from earnings of equity affiliates

     Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, increased to CHF 113 million in 2000 from CHF 15 million in 1999. The related income taxes on earnings of equity affiliates are recorded separately in the Company's provision for income taxes.

     In 2000, income from earnings of equity affiliates was positively impacted by Hexcel. In 2000, the Company's share of Hexcel's income amounted to CHF 66 million, as compared to a loss of CHF (17) million in 1999. Also included in Hexcel's 2000 income from earnings of equity affiliates is CHF 57 million, representing the Company's share of the gain recognized by Hexcel on the sale of its Bellingham Aircraft business.

     In December 2000, the Company sold a majority of its interest in its investment in Hexcel. The Company realized a gain of CHF 71 million from this sale, which is included in the line "restructuring and special charges" on the Consolidated Income Statement. For further discussion related to this sale, refer to the section "Restructuring and special charges, net" of this Management Discussion and Analysis of Financial Condition.

     Profitable growth and operational improvements led to an increase in operating income and EBITDA

                                                              2000       1999
     ---------------------------------------------------------------------------
     Operating income (EBIT)................................   876        632
     EBITDA................................................. 1 346      1 086

     EBIT margin............................................  11.1%       8.7%
     EBITDA margin..........................................  17.0%      15.0%

     Increase 2000 compared to 1999
     ---------------------------------------------------------------------------
       Operating income (EBIT)..............................   39%
       EBITDA...............................................   24%

     Before restructuring and special charges
     ---------------------------------------------------------------------------
       Operating income  (EBIT).............................   878        632
       EBITDA............................................... 1 348      1 086
       EBIT margin..........................................  11.1%       8.7%
       EBITDA margin........................................  17.1%      15.0%

     Increase 2000 compared to 1999
     ---------------------------------------------------------------------------
       Operating income (EBIT)..............................   39%
       EBITDA...............................................   24%
     ---------------------------------------------------------------------------

     Improved operating income and EBITDA is reflective of the profitable sales growth, the optimization of procurement of raw materials to minimize the impact of raw material price increases, favorable currency conditions and the effects of cost reductions which have been achieved from the completion of key reorganizations and business improvement initiatives implemented over the past several years.

     As discussed above, operating performance in 2000 was affected by the equity income from Hexcel, which included the Company's share of the gain recognized by Hexcel on the sale of its Bellingham aircraft business, and by a number of non-recurring expenses recorded in selling, general and administrative expenses. The net effect of the one time gain and the non-recurring expenses is not material to the Company's income.

     Restructuring and special charges, net

     The Company evaluates the performance of its divisions' operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the divisions' operating results.

     In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain from the sale of 14 525 000 shares of the Company's investment in Hexcel, at USD 11.00 per share, which represents approximately 81 percent of the Company's holdings (see Notes 3, 8 and 10 to the Consolidated Financial Statements). Also included is a charge of CHF 21 million related to the estimated impairment loss on certain of the Company's equity investments. The restructuring programs, totaling CHF 52 million, comprise primarily the restructuring of Water Treatments operations in the United States, (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at an Additives and Consumer Care manufacturing facility in the United States. Severance cost for approximately 238 full-time equivalents ("FTEs") included in the 2000 restructuring charge resulted from the elimination of positions in the United States and Southern Europe, principally in administration, sales and marketing functions and in the manufacturing function in the United States. As of December 31, 2000, no terminations have occurred. The terminations and restructuring programs are expected to be substantially completed during 2001.

     The costs and activity associated with the current year restructuring programs are summarized below:

                                           Severance        Other
     2000                                      costs        costs        Total
     ---------------------------------------------------------------------------
     Restructuring expense................        30           22           52
     Amounts utilized.....................         0            0            0
     ---------------------------------------------------------------------------
     December 31, ........................        30           22           52
     ---------------------------------------------------------------------------

     Management believes that the remaining restructuring provision is adequate to complete all of its programs.

     In 1999, the Company implemented a program in its Water Treatments business unit to eliminate approximately 250 FTEs, principally in the production, sales and administration areas. These programs were completed in 1999.

     In 2000, the Company completed all of its outstanding restructuring programs that were announced in prior years (see Note 10 to the Consolidated Financial Statements).

Additives division results

     Additives division results excluding Water Treatments

     Sales increased to CHF 2 644 million in 2000 or by 9 percent in Swiss francs and by 2 percent in local currencies. Sales growth compared to 1999 resulted from the following factors:


     Sales development                                    2000 compared to 1999
     ---------------------------------------------------------------------------
     Volume/product mix........................................             6%
     Price.....................................................           (4)%
     Currency..................................................             7%
     ---------------------------------------------------------------------------
     Total in Swiss francs.....................................             9%
     ---------------------------------------------------------------------------

     Additives sales were marked by strong volume growth through most of the year. This sales development reflects the positive economic environment during the first nine months of the year, followed by the expected slowdown in the United States economy towards the end of the year. In addition, some price erosion was caused by customers located in strong currency regions, such as the United States, who purchased products manufactured in weaker currency regions, such as the Euro region, requesting a share of the suppliers' currency gains.

     The division realized sales growth in Polymer Additives, and particularly in Lubricant Additives, both in Swiss francs and local currencies. The results were driven by continuing innovation in meeting customer needs and by favorable global market conditions. Imaging and Coating Additives' sales were strong in the first half of the year but were unfavorably affected by a slowdown in the United States automotive industry in the fourth quarter. However, electronics coatings showed promising sales growth.

     Geographically, in Europe, a strong performance was posted in most major markets. In the Western Hemisphere, sales were strong in South and Central America, both in Swiss francs and in local currencies. Sales in North America decreased moderately in local currencies, but, increased in Swiss francs due to the strengthening of the U.S. dollar. In the Eastern Hemisphere, strong sales performances were posted in most major Asian markets in both Swiss francs and in local currencies.

                                                            2000       1999
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF......................................   483        411
     As a percentage of sales (EBIT margin)...............  18.3%      16.9%

     EBITDA
     Absolute in CHF......................................   627       533
     EBITDA margin........................................  23.7%     22.0%
     ---------------------------------------------------------------------------

     Operating income and EBITDA improved to CHF 483 million and CHF 627 million, respectively. This growth was largely attributable to higher sales and continued improvement in operational efficiency. In addition, raw material price increases were minimized as a result of favorable currency effects in the procurement process. The integration of Prochimica s.r.l., the company's former key photoinitiator supplier, which was purchased in March 2000, has started to positively contribute to the division's results. In addition, as relatively more production costs as compared to sales are incurred in Europe,the prevailing Euro and Swiss franc weakness relative to the U.S. dollar and the Japanese yen positively impacted the results. EBIT margin and EBITDA margin rose to 18.3 percent and 23.7 percent, respectively.

     In anticipation of the changing market conditions in the United States, a reorganization of the division's McIntosh manufacturing plant was initiated to reduce costs and to meet the expected future manufacturing requirements.

     Asset management                                        2000       1999
     ---------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF.....................................   606        575
       As a percentage of sales............................    23%        24%
     Net assets (Invested capital) in CHF.................. 1 936      1 790
     Velocity..............................................  1.41       1.39
     ---------------------------------------------------------------------------

     In 2000, the division successfully maintained its good asset management record. While in intensity terms, inventories remained almost stable, accounts receivable improved considerably. The division's net assets in 2000 decreased, after adjusting for the increased fixed assets, intangible assets and goodwill acquired in connection with the acquisition of Prochimica s.r.l.

     Velocity improved to 1.41 from 1.39 in 1999, as a result of higher sales and consistent improvements in the efficiency and effectiveness of net current operating assets and in particular due to the implementation of demand flow technology, which improved the management of inventories and improved customer service levels.

     Water Treatments business unit results

     Sales increased to CHF 1 096 million in 2000 or by 8 percent in Swiss francs and by 1 percent in local currencies. Sales growth compared to 1999 resulted from the following factors:

     Sales development                                   2000 compared to 1999
     ---------------------------------------------------------------------------
     Volume/product mix..................................                4%
     Price...............................................              (3)%
     Currency............................................                7%
     --------------------------------------------------------------------------
     Total in Swiss francs...............................                8%
     ---------------------------------------------------------------------------

     The growth in Paper Technology sales reflects the continuing upturn in the global paper industry. Sales in Pollution Control faced continuing competitive pressure on prices, especially with respect to the highly regulated municipal pollution control market. Extractive Industries sales also increased significantly, as a result of increased drilling activity, fueled by continuing high price levels for oil.

     Geographically, in Europe, sales growth in most major markets were posted in Swiss francs and were stable to slightly higher in local currencies. In the Western Hemisphere, sales increased in most major markets, in both Swiss francs and in local currencies, except for the United States, which posted a moderate decline in local currency. In the Eastern Hemisphere, sales increased in the major Asian markets, in both Swiss francs and in local currencies.

                                                            2000       1999
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF.......................................   78         50
     As a percentage of sales (EBIT margin)................  7.1%       4.9%
     EBITDA
     Absolute in CHF.......................................  136        114
     EBITDA margin......................................... 12.4%      11.2%
     ---------------------------------------------------------------------------

     Operating income of CHF 78 million and EBITDA of CHF 136 million in 2000 reflect an improvement compared to the 1999 results. This is largely due to reorganization programs introduced in the first half-year of 1999 which continue to yield positive results. More actions have been initiated to further improve operational performance. The Water Treatments business supply chain is currently being merged with the Additives division supply chain which will further improve efficiency through the sharing of infrastructure and skills. This integration will be completed during the first half of 2001. In the fourth quarter the company announced that it will reorganize its Water Treatments business in the United States. This is in response to more difficult market conditions in that region and the need to reorganize the Water Treatments business unit in order to assure continued profitability. The program includes the closure of the Old Bridge manufacturing facility and the streamlining of logistics and manufacturing processes at other facilities. This initiative will improve efficiencies across the business unit and in other United States based manufacturing facilities, improving operating margins and market competitiveness.

     Asset management                                       2000       1999
     ---------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF.....................................  269        267
       As a percentage of sales............................   25%        26%
     Net assets (Invested capital) in CHF..................  870        888
     Velocity.............................................. 1.25       1.12
     ---------------------------------------------------------------------------

     Water Treatments investment in net assets remained relatively stable in 2000. In intensity terms, net current operating assets improved by one percentage point. This resulted from an improvement in intensities of accounts receivable and accounts payable.

     Velocity improved to 1.25 from 1.12 in 1999. The improvement resulted from an increase in sales and stable investment in net current operating assets compared to 1999. The reduction of net assets was primarily due to lower investments in long-term assets and an increase in accounts payable.

Colors division results

     Sales increased to CHF 2 620 million in 2000 or by 9 percent in Swiss francs and by 3 percent in local currencies. Sales growth compared to 1999 resulted from the following factors:

     Sales development                                   2000 compared to 1999
     --------------------------------------------------------------------------
     Volume/product mix.................................                   6%
     Price..............................................                 (3)%
     Currency...........................................                   6%
     --------------------------------------------------------------------------
     Total in Swiss francs..............................                   9%
     --------------------------------------------------------------------------

     Sales in the Colors for Inks, Paints and Plastics business unit increased both in Swiss francs and local currencies. In particular, sales continued to be strong in publication inks, decorative paints, powder coatings and coil coatings. This positive development is a result of strong volume growth combined with moderate price declines. Colors for Textiles business unit also showed strong growth throughout most of the year, continuing the sales recovery that began in the third quarter of 1999. The increase in sales was noted in all major dyeing segments.

     Geographically, Europe posted higher sales in Northern and Southern Europe in both Swiss francs and local currencies. In the Western Hemisphere, sales were higher in Central and South America in both Swiss francs and in local currencies. In North America, sales were higher in Swiss francs and decreased slightly in local currencies. North American sales were affected by the weak performance in the automotive paints segment and the continued relocation of the United States textile industry to the Asian region and to Central and South America. In the Eastern Hemisphere, sales were strong in the Asian markets, in both Swiss francs and in local currencies, except in Japan, which posted a moderate decline in local currency.

                                                              2000       1999
     --------------------------------------------------------------------------
     Operating income
     Absolute in CHF....................................       321        231
     As a percentage of sales (EBIT margin).............      12.3%       9.7%

     EBITDA
     Absolute in CHF....................................       452        356
     EBITDA margin......................................      17.2%      14.9%
     --------------------------------------------------------------------------

     Operating income and EBITDA were 39 percent and 27 percent higher, respectively, compared to the prior year. This increase reflects the positive impact of volume growth coupled with increased capacity utilization and ongoing process improvements. These positive effects have more than offset selling price declines. The full benefits of the Colors reorganization and process improvement initiatives became visible in lower production and selling, general and administrative expenses as a percentage of sales and consequently, led to higher EBIT and EBITDA margins.

     Asset management                                         2000       1999
     --------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF....................................   1 056      1 092
       As a percentage of sales...........................      40%        46%
     Net assets (Invested capital) in CHF.................   2 463      2 537
     Velocity.............................................    1.04       0.95
     --------------------------------------------------------------------------

     The successful implementation of the division's demand activated manufacturing and distribution system, which began in 1999, resulted in a significant reduction in inventory levels. This demand activated manufacturing and distribution system, while improving inventory management, has also supported the division's ongoing initiative on improving customer service levels. In absolute and intensity terms, accounts receivable and inventories decreased in 2000 from 1999 levels.

     Velocity improved to 1.04 from 0.95 in 1999. This improvement resulted from the increase in sales and the decline in average net assets resulting from the lower capital expenditures and reductions in net operating assets as compared to the prior year.

Consumer Care division results

     Effective January 1, 2000, the division implemented a new structure with three business units, Home and Personal Care, Paper Chemicals and Textile Chemicals. Similar industry-focused organizational structures have produced positive results in terms of market and customer focus, profitability and efficient cost structures within the Company's Additives and Colors divisions. The sales and industry discussions below are presented on the basis of this new structure.

     Sales increased to CHF 1 542 million in 2000 or by 10 percent in Swiss francs and by 4 percent in local currencies. Sales growth compared to 1999 resulted from the following factors:

     Sales development                                  2000 compared to 1999
     ---------------------------------------------------------------------------
     Volume/product mix................................                    7%
     Price.............................................                  (3)%
     Currency.................... .....................                    6%
     ---------------------------------------------------------------------------
     Total in Swiss francs.............................                   10%
     ---------------------------------------------------------------------------

     The Consumer Care division's strong sales growth was achieved by increased volume and changes in product mix, which more than compensated for selling price declines. The favorable currency exchange rates further benefited sales growth in Swiss franc terms.

     Sales growth in Paper Chemicals increased strongly in both Swiss francs and in local currencies, reflecting the continued positive impacts of the firm paper markets. This was particularly evident in the paper whitener and paper finishing businesses. Textile Chemicals sales also posted an increase in both Swiss francs and in local currencies, benefiting from innovative products for the fabric finishing market. The Home and Personal Care business faced difficult market conditions for most of the year, due to the effects of intense price competition among key detergent manufacturers, and pricing pressures from new producers in Asia in the antimicrobials business. Towards the end of 2000 there was, however, an upturn in sales in the detergent market. In addition, sales of recently introduced new products in the Personal Care market, such as for hair-dyeing products, grew during 2000.

     Geographically, in Europe sales increased in both Swiss francs and in local currencies. Performance among individual countries, however, was mixed. In the Western Hemisphere, sales increased significantly in South and Central America in both Swiss francs and in local currencies. In North America, sales increased significantly in Swiss francs but were flat in local currencies. In the Eastern Hemisphere, strong sales performances were posted in most major Asian markets, in both Swiss francs and in local currencies, except in Japan, which posted a decline.

                                                              2000       1999
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF........................................   184        146
     As a percentage of sales (EBIT margin).................  11.9%      10.4%

     EBITDA
     Absolute in CHF........................................   239        203
     EBITDA margin..........................................  15.5%      14.4%
--------------------------------------------------------------------------------

     Despite the challenging sales conditions in general, and in the Home and Personal Care markets in particular, the division increased operating income and EBITDA by 26 percent and 18 percent, respectively, compared to the prior year. Foreign exchange currency trends had a positive impact on division results as proportionately more costs than sales were incurred in Europe. As a result, sales increased more in Swiss franc terms than costs, which remained level. In addition, the improvement was driven by efficient raw material purchasing which supported an improvement in gross margin. The positive effects of these two factors more than compensated for increased expenditures in research and development and investments in new businesses.

     Asset management                                       2000       1999
     ---------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF.....................................  454        430
       As a percentage of sales............................   29%        31%
     Net assets (Invested capital) in CHF..................  962        896
     Velocity.............................................. 1.64       1.56
     ---------------------------------------------------------------------------

     In 2000, the division increased its investment, in absolute terms, in both inventories and accounts receivable. In intensity terms, accounts receivable improved significantly, while inventories remained stable.

     Velocity improved to 1.64 from 1.56 in 1999, as the increase in net sales outweighed the overall increase in average net assets.

Effective treasury management

     The international financial markets in 2000 continued to be volatile. The major trends in the markets which were the focus of the Company's treasury management included the strengthening of the U.S. dollar against the Swiss franc, the weakening of the Euro against the Swiss franc and other European currencies, the volatility in the Japanese yen and the movements in interest rates.

     In the first half of 2000, the Swiss franc strengthened against most of the major currencies, with the exception of the U.S. dollar and Japanese yen. In the second half of 2000, the Swiss franc continued to strengthen against these major currencies, however, the U.S. dollar and the Japanese yen continued to strengthen, with a weakening occurring in December 2000. During 2000, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.82 to a low of approximately CHF 1.56. At the end of the year 2000, the Swiss franc was at a level of CHF 1.67 against the U.S. dollar versus CHF 1.58 at the end of 1999.

     As a consequence of the continued economic expansion in the United States and Europe, global interest rates continued to rise over 1999 levels. In particular, a significant increase was seen in short-term Swiss franc borrowing rates. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings in 2000 to 5.2 percent, which is below 1999 levels. The Company's net interest costs decreased by CHF 56 million to CHF 209 million in 2000 compared to CHF 265 million in 1999. This decrease resulted from a combination of effective treasury management and the use of proceeds received from the divestment of the Performance Polymers business on May 31, 2000, to further reduce net debt levels during the second half of 2000.

     The Company, in accordance with its stated risk management policy, continued to monitor its currency exposures and, where appropriate, has entered into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executed foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2000, other financial income (expense) including foreign currency exchange gains and losses and net hedging expenses, increased by CHF 9 million, to a net expense of CHF 14 million in 2000 as compared to a net expense of CHF 5 million in 1999. Through the use of effective treasury management, the Company was able to maintain net other financial income (expense) at a relatively stable level as compared to 1999, despite the volatility in the financial markets during 2000. In addition, the Company continued to realize benefits from the introduction of the Euro in Europe, which has enabled the Company to further improve cash management, reduce costs and simplify risk management by reducing the number of currencies requiring attention.

     The Company has continued its debt repayment program, which commenced in 1999, utilizing its free cash flow to substantially reduce its short-term debt. Cash flow utilized for this purpose amounted to CHF 844 million in 2000 and CHF 915 million in 1999. When economically feasible, the Company has also selectively retired portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 499 million in 2000 versus CHF 49 million in 1999. The Company's remaining cash reserves will be utilized in future periods to further maintain short-term debt at stable levels and for the repayment of long-term debt when it is economically advantageous to the Company.

     The Company has completed its preparation for the implementation of the new U.S. GAAP standard on the accounting for derivative instruments and hedging activities (SFAS No. 133) and has adopted these new standards effective January 1, 2001. The Company estimates that the impact from the adoption of this accounting standard will not have a material effect on the Company's 2001 results of operations and financial position. For further discussion, see "Supplemental Information - New Accounting Standards" of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Effective tax rate

     The Company reported an effective tax rate of 35 percent in 2000 versus 33 percent in 1999. In 2000, the effective tax rate was impacted by several non-recurring events. The tax rate was positively impacted by the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as at the time of their origination, realization was uncertain. Offsetting this positive effect on the effective tax rate were three events that generated additional income tax expense in 2000. First, statutory tax rates were further reduced in Germany from 50 percent to 38 percent. This tax rate reduction required the Company to re-value its net deferred tax asset of its German subsidiaries. This revaluation reduced the net deferred tax asset, resulting in additional tax expense in 2000. Second, additional tax expense was recorded for financial reporting purposes from certain taxable income in one of the Company's subsidiaries that was not recognized for financial reporting purposes. Third, the Company experienced a change in the profitability mix of its subsidiaries to countries with higher fiscal tax rates. Excluding the impact of the non-recurring events discussed above, for comparability with the 1999 effective tax rate, the effective tax rate in 2000 would have been 34 percent.

Net income and earnings per share

     Net income                                               2000     1999
     ---------------------------------------------------------------------------
     After restructuring and special charges
     Net income..............................................  452      325
     Income from continuing operations.......................  418      238
     Discontinued operations (1).............................   34       87

     Before restructuring and special charges
     Net income..............................................  454      325
     Income from continuing operations.......................  420      238
     Discontinued operations (1).............................   34       87
     ---------------------------------------------------------------------------
     (1) In 2000, discontinued operations reported is the gain on sale of discontinued operations, net of tax. In 1999, discontinued operations reported is the income from operations of discontinued operations, net of tax.

     Improving operational business performance, favorable currency conditions and effective treasury management, which reduced overall financing costs, led to an increase in net income.

     Earnings per share, basic and diluted                      2000     1999
     --------------------------------------------------------------------------
     After restructuring and special charges
     Continuing operations..................................    6.31     3.58
     Discontinued operations................................    0.50     1.31
     Net income.............................................    6.81     4.89

     Before restructuring and special charges
     Continuing operations..................................    6.34     3.58
     Discontinued operations................................    0.50     1.31
     Net income.............................................    6.84     4.89
     --------------------------------------------------------------------------

     Earnings per share amounts were computed by dividing income from continuing operations, discontinued operations and net income, respectively, by the weighted average number of Shares outstanding.

Economic profit increases

     Economic profit is dependent upon continued asset control coupled with growth in EBIT. In 2000, as a result of improved asset management and strong operational performance, economic profit (loss) increased by CHF 183 million to show an economic profit of CHF 32 million compared to an economic (loss) of CHF (151) million in 1999.

Consolidated balance sheets

     Focused portfolio and asset management continues to reduce investment in assets and net debt

     Select balance sheet data as of December 31,              2000     1999
     ---------------------------------------------------------------------------
     Cash and cash equivalents and short-term investments...  1 247      471
     Total Assets........................................... 12 105   12 407
     Total Shareholders' equity.............................  3 754    3 638
     ---------------------------------------------------------------------------

     The combination of the effects from the Company's net business portfolio changes and the continued emphasis on the management of operational assets led to a further reduction in total assets of CHF 302 million in 2000 compared to 1999. Total assets excluding cash and cash equivalents and short-term investments reduced by CHF 1 078 million. This reduction was due, principally, to the divestments of the Performance Polymers business and the majority of the Company's equity stake in Hexcel. In addition, continued tight asset management in the areas of inventories and accounts receivable and the continued emphasis on cost effective capital expenditures focused on efficiency and safety improvement related items also contributed to this reduction in total assets. The Company continued its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

     The change in year-end exchange rates, between December 31, 2000 and 1999, used for translating the balance sheet into Swiss francs, did not have a significant effect. While the U.S. dollar appreciated against the Swiss franc, the British pound and the Euro depreciated against the Swiss franc resulting in a netting effect for most balance sheet items.

     Net debt has reduced significantly in 2000. The table below shows the movement in net debt from December 31, 1999 to December 31, 2000.


                                                           Cash and
                                                 Total          cash      Short-term        Total
Net debt roll from 1999 to 2000                   debt   equivalents     investments     Net Debt
-------------------------------------------------------------------------------------------------
December 31, 1999..............................  5 439          413           58          4 968
Cash flows increase (decrease), net............ (1 339)         794           10         (2 143)
Currency effects and other.....................    130          (28)           0            158
-------------------------------------------------------------------------------------------------
December 31, 2000..............................  4 230        1 179           68          2 983
-------------------------------------------------------------------------------------------------

     The portfolio changes and the continued generation of cash flows from operations in excess of one billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 1 985 million in 2000 compared to a reduction of CHF 332 million in 1999. Net debt amounted to CHF 2 983 million in 2000 compared to CHF 4 968 million in 1999.

     Short-term debt was reduced from CHF 1 174 million in 1999 to CHF 371 million in 2000. Long-term debt was reduced from CHF 4 265 million in 1999 to CHF 3 859 million in 2000. This significant reduction in total debt was achieved through the Company's continued debt repayment program, which began in 1999. When economically feasible, the Company selectively retired portions of its long-term debt. The Company's remaining cash reserves will be utilized in future periods to further maintain short-term debt at stable levels and for the repayment of long-term debt when it is economically advantageous to the Company.

     Velocity improves slightly as a result of sales growth and reductions in invested capital

     December 31,                                              2000     1999
     ---------------------------------------------------------------------------
     Invested capital (Net assets), end of year............   9 804    9 825
     Velocity..............................................    0.80     0.75
     Velocity, excluding goodwill..........................    1.03     0.97
     ---------------------------------------------------------------------------

     Velocity is a measurement designed to measure the effectiveness of the Company's asset utilization. Velocity improved to 0.80 from 0.75 in 1999. Excluding goodwill from invested capital, velocity improved to 1.03 from
0.97 in 1999.

Liquidity and capital resources

Liquidity

Free cash flow exceeds two billion Swiss francs


     Cash flows from operating activities                 2000      1999      1998
     --------------------------------------------------------------------------------
     Net cash from continuing operations,
       before restructuring payments..................   1 065     1 054       625
     Cash used for restructuring payments.............     (35)     (148)     (270)
     Net cash provided by discontinued operations.....       1       174       165
     --------------------------------------------------------------------------------
     Net cash provided by operating activities........   1 031     1 080       520
     --------------------------------------------------------------------------------

     The Company's ongoing improvements in income from continuing operations and effective asset management generated operating cash flows from continuing operations of CHF 1 065 million in 2000 compared to CHF 1 054 million in 1999 and CHF 625 million in 1998, before restructuring payments. In 2000 and 1999, the Company's operating cash flows benefited from good operational performance and efficient management of net operating assets. Successful inventory and accounts receivable management programs resulted in slightly reduced funding requirements, despite increased sales volume in 2000. The major benefits from reducing net operating assets were realized in 1999. During 1999, programs which commenced in 1998 resulted in significantly lower funding requirements for operating assets.


     Cash flows from investing activities                2000      1999      1998
     --------------------------------------------------------------------------------
     Capital expenditures.............................   (249)     (267)     (396)

     Sale (acquisition) of businesses, net of cash....  1 566        70    (3 539)

     Proceeds from sale of assets and changes in
     loans and other long-term assets.................    (42)      102       (39)

     Cash flows used in investing activities,
     discontinued operations..........................     (4)      (36)      (50)
     --------------------------------------------------------------------------------
     Net cash provided by (used in) investing
     activities.......................................  1 271      (131)   (4 024)
     --------------------------------------------------------------------------------

     The net business portfolio changes contributed significantly to cash flows provided by investing activities in 2000. The net proceeds received during 2000 from acquisition and divestment activities were CHF 1 566 million. Included in this amount were the net proceeds from the sale of the Performance Polymers business and the net proceeds from the sale of the majority of the Company's interest in its equity affiliate, Hexcel. These net proceeds from divestment activities were offset by several strategic acquisitions of businesses and technology, including the Additives division's purchase of Prochimica s.r.l., its key photoinitiators supplier, at a cost of CHF 85 million and the purchase of certain paper chemical product lines and technologies from Cytec Industries for CHF 40 million. The cash proceeds recorded in 2000 were net of the associated transaction costs, taxes and separation costs that have been paid-out to third parties through December 31, 2000 in connection with the divestment and acquisition activities. The most significant costs incurred related to the divestment of the Performance Polymers business. The majority of these cash payments, primarily related to transaction taxes and separation costs, will be paid during 2001. Management currently estimates that the cash outflows in 2001 for these purposes will total approximately CHF 270 million.

     The Company continued its program of strict asset management with capital expenditures during 2000 and 1999 remaining below the annual depreciation charge. The capital expenditure programs have been focused on efficiency and safety improvement related items. The Company's major investments have been concentrated in the

Colors division and the Water Treatments business unit in the United States. In the Colors division's Inks, Paints and Plastics business unit, these investments were primarily the quinacridone project. In the Water Treatments business unit, these investments were for increasing the production for Cationic Monomers. These investments are designed to create more cost-effective production processes and increase capacity.

     The 1999 investment activities focused on the sale of non-strategic assets and investments, the most significant being the sale of the equity investment in Cerdec AG for CHF 70 million.

     The investing activities in 1998 related primarily to the funding of the Allied Colloids Acquisition (CHF 3 615 million cash paid, less CHF 76 million cash acquired).


     Cash flows from financing activities                 2000      1999      1998
     --------------------------------------------------------------------------------
     Increase (decrease) in short-term and
       long-term debt, net.........................     (1 339)     (634)     3 295
     Dividends paid................................       (133)     (133)      (133)
     Treasury stock transactions and other.........        (36)        2        (65)
     --------------------------------------------------------------------------------
     Cash flows (used in) provided by
       financing activities........................     (1 508)     (765)     3 097
     --------------------------------------------------------------------------------

     Free cash flow amounted to CHF 2 169 million in 2000 compared to CHF 816 million in 1999 and in 1998 was a negative of CHF (3 637) million, due to the financing of the Allied Colloids acquisition and a higher level of investment in capital expenditures. This increase is primarily a result of the net cash received from business portfolio changes, the continued strong operational cash flow and the positive effects being realized from the completion of the prior years restructuring programs. Free cash flow was used, where it was economically advantageous to the Company, for debt repayment as well as for small strategic acquisitions. Excluding the effects of acquisitions and divestments, free cash flow would have been CHF 603 million in 2000 compared to CHF 746 million in 1999 and a negative of CHF (98) million in 1998.

     Capital resources

     The Company's policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions are assessed and managed centrally by the Company's treasury function based on the Company's aggregate exposures. In accordance with the Company's written hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company's risk management policies do not permit the utilization of financial instruments for trading purposes. For further information, see "Item 11. - Quantitative and Qualitative Disclosures About Market Risks.

     In recent years, the Company's sources of liquidity have primarily been provided by operations and funds from capital markets. The management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. The Company's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management currently intends to maintain the Company's capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures which individually is material to the Company.

     For further information on capital resources available to the Company, see Notes 11 and 12 to the Consolidated Financial Statements and to "Supplemental information - Capital Resources" section of this Management's Discussion and Analysis of Results of Operations and Financial Condition.

Outlook for 2001 and beyond

     The Company sees further sales and profit growth in 2001. Sales growth should clearly be above the average market growth in the Company's industries. Market growth is expected to be around 2 percent, reflecting the softer macro-economic environment. EBITDA should grow both in absolute terms and as a percentage of sales. Also, due to the Company's strengthened financial situation an over proportional increase in net income and EPS is expected.

     These forecasts are based on a moderately softer macro-economic environment coupled with a modest appreciation of the Swiss franc vis-a-vis the Euro and the U.S. dollar. They are also based on the successful implementation of the Company's key initiatives that are aimed at fostering profitable growth, innovation, management development and cash flow generation.

     See "Cautionary Statement Regarding Forward-Looking
Information".

Year in Review - 1999 Compared to 1998

     Results of operations                                         1999       1998
     --------------------------------------------------------------------------------
     Net sales..............................................      7 244      6 632
     Gross profit...........................................      2 288      2 086
     Operating income.......................................        632       (528)
     Income from continuing operations......................        238       (971)
     Net income.............................................        325       (984)
     Restructuring and special charges......................          0      1 286
     Operating cash flows (1)...............................      1 054        625
     Shareholders' equity at year end.......................      3 638      3 252
     Dividend per share.....................................       2.00       2.00

     Key performance ratios
     --------------------------------------------------------------------------------
     Sales growth...........................................          9%         7%

     Expressed as a percentage of sales:
       Gross profit.........................................       31.6%      31.5%
       Operating income.....................................        8.7%      (8.0)%
       Net income...........................................        4.5%     (14.8)%

     Key performance ratios before restructuring and special charges
     --------------------------------------------------------------------------------
     Expressed as a percentage of sales:
       Operating income.....................................        8.7%       11.4%
       Net income...........................................        4.5%        4.4%
     --------------------------------------------------------------------------------
     (1)  Including restructuring payments of CHF 148 million in 1999 and CHF
          270 million in 1998, operating cash flows were CHF 906 million and CHF
          355 million, respectively.

Overview

     Market conditions in the Company's customer industries were characterized, during 1999, by the aftermath of the Asian crisis and weak economic conditions in many European countries, particularly in the early part of the year. During the second half of the year, however, market conditions improved. These improvements were especially evident in Japan and Europe as demand increased in the Company's end-user markets.

Operational review - continuing operations

     The Performance Polymers Business was sold on May 31, 2000. Portions of the proceeds from the divestiture of the Performance Polymers business were used in 2000 to reduce net debt levels. The positive effect of reduced interest costs arising from reduced net debt levels are not reflected in the results of continuing operations for 1999 and 1998 in the table above.

     The Company's operating income improved to CHF 632 million from a loss of CHF (528) million in 1998 and income from continuing operations improved to CHF 238 million in 1999 from a loss of CHF (971) million in 1998. The main reason for this improvement related to restructuring and special charges programs. These programs were initiatives implemented by the Company to increase sales, improve cash flow from operating activities and improve profitability through headcount reductions and streamlining of the business processes. Adopted in the second half of 1998, these efficiency initiatives enabled the Company to exceed the announced operational cost saving target of CHF 100 million in 1999 (refer to the section "Restructuring and special charges, net" below for further information). In addition, new organizational structures in all divisions led to sharper market focus. These new organizational structures were based on the successful Additives model in which each business unit is responsible for its own marketing and innovative solutions to customer requirements. Despite the difficult start to 1999, this clear and consistent strategy led to an improvement in operational and market performance. Sales grew by 9 percent to reach CHF 7 244 million.

     The non-recurring items which negatively affected the Company's operating income in 1999 and 1998 were as follows.

     Comparable operating income                                 1999         1998
     --------------------------------------------------------------------------------
     Operating income.....................................       632          (528)
     Restructuring and special charges....................         -         1 286
     One-time insurance income............................         -           (43)
     Hexcel equity income.................................        17           (57)
     --------------------------------------------------------------------------------
     Operating income, comparable basis...................       649           658
     --------------------------------------------------------------------------------
     Decrease 1999 compared to 1998.......................       (1)%
     --------------------------------------------------------------------------------
     Operating income - comparable basis, expressed
       as a percentage of sales...........................         9%          9.9%
     --------------------------------------------------------------------------------

     In 1998, the Company recorded one-time income from an insurance settlement of CHF 43 million and an equity income from the Company's most significant equity affiliate, Hexcel, of CHF 57 million. In 1999, equity income from Hexcel decreased by CHF 74 million as compared to 1998. Reductions in inventory levels by customers of Hexcel, such as Boeing and Airbus, in the commercial aerospace market, both in the United States and in Europe, led to a lower operational performance by Hexcel. Operating income, adjusted for these non-recurrent events and restructuring and special charges, remained relatively flat, showing a decrease of CHF (9) million or (1) percent. This underscores the strong business performance achieved by the Company's divisions under difficult market conditions. The performance of Colors improved strongly, while Additives and Consumer Care continued to perform at the high levels achieved in 1998. In Water Treatments, the second half performance started to reflect positive results from the reorganization programs initiated during the first quarter of 1999.

     Cash flows from operating activities exceeded one billion Swiss francs

     The combination of strong operational performance and effective asset management led to a growth in cash flows from continuing operating activities to CHF 1 054 million in 1999 compared to CHF 625 million in 1998, before restructuring payments of CHF 148 million in 1999 and CHF 270 million in 1998. The implementation of a program to focus capital expenditures on efficiency and safety-related items led to lower net cash used in investing activities. The improvement in operational performance and tight asset management led to reduced funding requirements. Free cash flow amounted to CHF 816 million in 1999. Free cash flow in 1998 was affected by the Allied Colloids acquisition. Excluding the effects of acquisitions and divestments, free cash flow would have been CHF 746 million in 1999, compared to a negative CHF (98) million in 1998. Free cash flow in 1999 was used primarily for debt repayment.

Financial review

     Solid sales growth in improving markets

     Sales increased to CHF 7 244 million in 1999 or by 9 percent in Swiss francs and by 8 percent in local currencies. Sales growth compared to 1998 was a result of the following changes:

     Consolidated sales                               1999 compared to 1998
     ---------------------------------------------------------------------------
     Volume/product mix...............................                   7%
     Price............................................                 (3)%
     Currency.........................................                   1%
     Acquisition/divestiture..........................                   4%
     ---------------------------------------------------------------------------
     Total in Swiss francs............................                   9%
     ---------------------------------------------------------------------------

     Sales in 1999, though starting from a slow first quarter in 1999, continued to improve throughout the year. The Company's global market presence enabled it to benefit from the economic recovery in Asia and the upturn in

Europe. The increased volume and changes in product mix compensated for selling price declines which led to overall sales growth. This growth was evident in all divisions, with particularly strong growth in the Additives division. The acquisition-related sales increase was due mainly to an additional quarter of consolidated Water Treatments sales, which in 1998 was included only for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition. In order to highlight actual trends, these acquisition effects are excluded from the geographic sales comparisons discussed in the following paragraph.

     In Europe, the improved sales trends noted in the last months of 1999 were insufficient to compensate for the poor sales performance, recorded earlier in the year. Sales decreases were posted in all the major European countries, with the exception of Italy. In the Western Hemisphere, sales increased, in both Swiss francs and in local currencies. Sales were flat in the United States, higher in Canada and Central America, while in South America increases were posted in local currencies, though not reflected in Swiss francs. In the Eastern Hemisphere, sales increased strongly, in both Swiss francs and in local currencies. The most significant increases occurred in the China Region, Japan, South Korea, Indonesia and Australia. Sales into Asia returned to pre-1997 sales levels.

     Geographic sales distribution                            1999       1998
     ---------------------------------------------------------------------------
     Europe.................................................    39%        41%
     Western Hemisphere (1).................................    36%        37%
     Eastern Hemisphere (2).................................    25%        22%
     ---------------------------------------------------------------------------
     (1)  The Western Hemisphere is comprised of North, Central and South
          America.
     (2) The Eastern Hemisphere is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

     Margins remained stable

     Gross profit margin remained stable at 31.6 percent of sales compared to 31.5 percent in 1998. This margin level reflects the positive effects of growth in volumes, changes in product mix and improvements in the procurement and supply chain processes and increased capacity utilization. These improvements were achieved through focused Company-wide programs and the successful implementation of restructuring programs which led to improved efficiency and continued focus on customer requirements.

     The Company invested in the future and made good progress in the area cost control

     Selling, general and administration expenses increased by CHF 238 million or from 16.6 percent of sales in 1998 to 18.5 percent in 1999. The cost increases resulted from continuing planned business expansions, investments in promising new technologies, costs incurred to improve overall business performance and the inclusion of Water Treatments for the full year, for the first time, in 1999. Employee compensation is based in part on business performance. The improved business performance, therefore, resulted in additional employee compensation. However, in 1999, the Company was able to partly offset the increase in selling, general and administration expenses by reducing normal recurring period costs and expenses by approximately CHF 100 million, resulting from a combination of positive benefits from the Colors restructuring programs and the initiatives undertaken as part of "Impact `99", the profit improvement program initiated in March 1999. In addition, the comparison between years is affected by a number of normal but not necessarily recurring expenses such as preparing systems and processes for potential Year 2000 issues and the introduction of the Euro. Costs were also incurred in connection with a number of minor projects to streamline processes and facilities. Finally, the one-time insurance income reported in 1998 did not recur in 1999. Management is of the opinion that the 1999 expense level is representative of normal ongoing selling, general and administrative expenses.

     Continuing commitment to research and development

     The Company continued to support its strategic initiatives of innovation and development of environmentally friendly products through significant investments in research and development. Research and development expenses as a percentage of sales were 3.5 percent in 1999 compared to 3.8 percent in 1998 and increased by 3 percent in Swiss francs to CHF 256 million in 1999 compared to CHF 249 million in 1998.

     Amortization of goodwill increased due to acquisition of Allied
Colloids

     Amortization of goodwill increased in 1999 to CHF 74 million. This increase of CHF 20 million is related mostly to the additional quarter of Water Treatments consolidation, which in 1998 was included only for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

     Decreased income from earnings of equity affiliates

     Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership) amounted to CHF 15 million, before income taxes, in 1999 compared to CHF 78 million in 1998. The related income taxes are recorded separately in the Company's provision for income taxes.

     The decrease in income from equity affiliates was attributable to Hexcel (49.3 percent ownership), which was the Company's most significant equity affiliate. Reductions in inventory levels by customers of Hexcel, such as Boeing and Airbus, in the commercial aerospace market, both in the United States and in Europe, led to a lower operational performance by Hexcel. In September 1999, Hexcel announced a cost reduction and restructuring program to further rationalize its manufacturing facilities for certain products with the objective of restoring its profitability. The Company recorded its share of Hexcel's loss amounting to CHF (17) million in 1999, while in 1998 the Company reported its share of Hexcel's income of CHF 57 million.

     Operating income and EBITDA margin affected by non-recurrence of certain items

                                                             1999       1998
     ---------------------------------------------------------------------------
     Operating income before restructuring and
       special charges
     Absolute in CHF.......................................   632        758
     As a percentage of sales (EBIT margin)................   8.7%      11.4%

     EBITDA before restructuring and special charges
     Absolute in CHF....................................... 1 086      1 175
     EBITDA margin.........................................  15.0%      17.7%

     EBITDA before restructuring and special charges
       and excluding Hexcel equity income and the
       one-time insurance income
     Absolute in CHF....................................... 1 103      1 075
     ---------------------------------------------------------------------------
     Increase 1999 compared to 1998........................     3%
     ---------------------------------------------------------------------------

     Operational performance reported in 1999 was adversely affected by the reduction in equity income from Hexcel of CHF 74 million and the non-recurring one-time insurance income of CHF 43 million reported in 1998. EBITDA, adjusted for these items, improved by 3 percent. On a comparable basis, the underlying business performance improved in all divisions, with the exception of Water Treatments. Corrective actions for Water Treatments comprising change of top management, a personnel reduction program as well as the integration of the business into the Additives Division that were initiated during the first quarter of 1999 led to improved financial performance during the second half of 1999. The overall positive operational performance in 1999 resulted from improving market conditions coupled with the positive effects of restructuring programs commenced during 1997 and 1998. The positive results of "Impact `99", a profit improvement program initiated in March 1999, also supported this improved operational performance.

     Restructuring and special charges, net

     The Company evaluates the performance of its divisions' operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the divisions' operating results.

     In 1998, the Company recorded net restructuring and special charges of CHF 1 286 million. This charge included CHF 1 012 million for the write-off of acquired in-process research and development associated with the acquisition of Allied Colloids, CHF 234 million for the write-off of the Company's investment in its equity affiliate Hexcel to its fair market value and a non-cash accounting gain from the exchange of a business of CHF 75 million. The remaining restructuring and special charges of CHF 115 million related to the strategic realignment of the Company's business which included the formation of the Colors division, the integration of Water Treatments, and the completion of the supply chain creation project commenced in 1996. The programs were initiatives implemented by the Company to increase sales, improve cash flow from operating activities and improve profitability through headcount reductions and streamlining of the business processes. Adopted in the second half of 1998, these efficiency initiatives enabled the Company to exceed the announced operational cost saving target of CHF 100 million in 1999. The Company completed these restructuring programs, in 2000. Refer to
Note 10 to the Consolidated Financial Statements.

Additives division results

     Additives division results excluding Water Treatments

     Sales increased to CHF 2 426 million in 1999 or by 10 percent in Swiss francs and by 8 percent in local currencies. Sales growth compared to 1998 was a result of the following changes:

     Sales development                                 1999 compared to 1998
     ---------------------------------------------------------------------------
     Volume/product mix...............................                  12%
     Price............................................                 (4)%
     Currency.........................................                   2%
     ---------------------------------------------------------------------------
     Total in Swiss francs............................                  10%
     ---------------------------------------------------------------------------

     After a slow start in the first quarter, sales growth accelerated throughout 1999. The increased volume and changes in product mix compensated for selling price declines which led to overall sales growth.

     Sales growth occurred in all business units driven by improving global market conditions and continuing innovation. In Polymer Additives, new effect additives and novel stabilizer systems for polymer protection supported growth. Imaging and Coating Additives were particularly strong where the dispersion and rheology chemicals acquired from Allied Colloids were a major contributor to growth.

     Geographically, in Europe, sales were slow at the beginning of 1999, but improved strongly towards the end of the year, which resulted in overall moderate growth in 1999. In the Western Hemisphere, North and Central American sales increased over already high 1998 sales. In South America, despite significant currency devaluations, sales grew sufficiently in local currency to result in moderately increased sales in Swiss francs. In the Eastern Hemisphere, strong sales performance was posted in most of the Asian markets.

                                                            1999       1998
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF.................................        411        412
     As a percentage of sales (EBIT margin)..........       16.9%      18.7%

     EBITDA
     Absolute in CHF.................................        533        532
     EBITDA margin...................................       22.0%      24.2%
     ---------------------------------------------------------------------------

     EBIT and EBITDA remained stable at CHF 411 million and CHF 533 million, respectively. This reflects the positive effects of growth in volumes, changes in product mix and procurement and process improvements. EBIT margin and EBITDA margin declined to 16.9 percent and 22.0 percent, respectively, in 1999 from the unusually high 18.7 percent and 24.2 percent, respectively, in 1998. This is primarily a result of lower margins, as productivity improvements in procurement and production processes, volume growth and product mix changes could not fully offset the negative impact of decreased prices. This result was, however, well within the performance bandwidth for EBITDA margin of 20 to 25 percent considered by management as normal levels for this business.

     Water Treatments business unit results

     Sales reached CHF 1 017 million for the full year ended 1999, compared to CHF 722 million for the nine months ended December 31, 1998. On a comparable basis, sales increased by 4 percent. Sales growth compared to 1998 was as a result of the following changes:

     Sales development                               1999 compared to 1998
     ---------------------------------------------------------------------------
     Volume/product mix..............................                6%
     Price...........................................              (3)%
     Currency........................................                1%
     Additional quarter..............................               37%
     ---------------------------------------------------------------------------
     Total in Swiss francs...........................               41%
     ---------------------------------------------------------------------------

Sales in the Paper Technology market segment increased due to the acquisition of several new accounts and an improvement in the global paper industry. Pollution Control sales were slightly ahead of target. Stricter environmental legislation supported this achievement. Extractive Industries, despite a slow start, benefited from higher oil prices in the fourth quarter, which resulted in increased drilling activity and led to higher sales in late 1999.

     Geographically, in Europe, sales growth in 1999 accelerated towards the end of the year in the European Union countries, resulting in an overall good performance. In the Western Hemisphere, sales remained stable, with overall sales in most markets posting a moderate sales growth. In the Eastern Hemisphere, sales growth was strong in most major countries in the region.

                                                                           nine
                                                             1999   months 1998
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF......................................     50          85
     As a percentage of sales (EBIT margin)...............    4.9%       11.7%

     EBITDA
     Absolute in CHF......................................    114         140
     EBITDA margin........................................   11.2%       19.4%
     ---------------------------------------------------------------------------

     Operating income at CHF 50 million and EBITDA at CHF 114 million did not meet expectations. Despite improved second half performance, EBIT margin declined for the entire year to 4.9 percent from 11.7 percent in 1998 and EBITDA margin declined for the entire year to 11.2 percent from
19.4 percent in 1998. Corrective actions for Water Treatments, comprising change of top management, a personnel reduction program, as well as the integration of the business into the Additives division that were initiated during the first half of 1999 to address the unsatisfactory performance have, in the second half of 1999, resulted in an improvement in results, as is evident when comparing to the 1999 first and second half year results.

     Half year performance developed as follows:

                                                    Second half    First half
     Year 1999                                          of 1999       of 1999
     ---------------------------------------------------------------------------
     Sales in CHF.................................          514          503
     Operating income in CHF......................           33           17
     EBIT margin..................................          6.4%         3.4%
     EBITDA in CHF................................           66           48
     EBITDA margin................................         12.8%         9.5%
     ---------------------------------------------------------------------------

     The improved results in the second half of 1999, reflect the positive effects of growth in volumes, changes in product mix and procurement and process improvements. In addition, right-sizing initiatives implemented earlier in 1999, which resulted in headcount reductions of more than 250, have in 1999 already resulted in lower costs.

Colors division results

     Sales increased to CHF 2 396 million in 1999 or by 2 percent in Swiss francs and by 1 percent in local currencies. Sales growth compared to 1998 was a result of the following changes:

     Sales development                                  1999 compared to 1998
     ---------------------------------------------------------------------------
     Volume/product mix.................................                  4%
     Price..............................................                (3)%
     Currency...........................................                  1%
     ---------------------------------------------------------------------------
     Total in Swiss francs..............................                  2%
     ---------------------------------------------------------------------------

     After a slow first quarter of 1999, sales growth in Colors for Inks, Paints and Plastics accelerated throughout the year. Increased volume and changes in product mix led to 7 percent growth in sales compared to 1998. Price declines in this business unit were not significant and stabilized toward the end of 1999. Sales growth was supported by the continued focus on high value pigments for industrial paints, plastics, packaging and specialty inks, as well as polymer soluble colors, in the engineering plastics market.

     After a very weak start in 1999, sales growth in Colors for Textiles recovered in the third quarter and continued strongly throughout the fourth quarter of 1999. This growth reflected improving market conditions in the textile industry, due in large part to the economic recovery in Asia. The focus on reactive dyes enabled the division to extend market participation and increase sales. The wool and polyamide business also improved. The reactive print market was, however, further depressed and price erosion was observed in the stagnating dispersion segment. While overall volumes were stable, sales prices declined which led to a decline in sales value of 2 percent compared to 1998. Management estimates that the global market for textile dyes decreased by 10 percent in 1999.

     Geographically, in Europe, sales were slower to recover in 1999 and decreased slightly compared to 1998. Performance in most of the major European countries was below 1998 levels. Strong sales growth was, however, recorded during the fourth quarter of 1999 in the European market. In the Western Hemisphere, moderate sales growth was posted in 1999, fueled by an increase in North America, which was partly offset by lower Swiss franc sales in South America. While sales growth in local currencies was solid, it was insufficient to fully compensate for weaker currencies, especially the Brazilian Real. In the Eastern Hemisphere, sales growth was strong in the major Asian markets.

                                                             1999       1998
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF.....................................     231        207
     As a percentage of sales (EBIT margin)..............     9.7%       8.8%

     EBITDA
     Absolute in CHF.....................................     356        327
     EBITDA margin.......................................    14.9%      14.0%
     ---------------------------------------------------------------------------

     Operating income and EBITDA were 12 percent and 9 percent higher, respectively, than in 1998. This improvement was due primarily to the benefits accruing from the proactive reorganization initiated by the creation of the Colors division. Streamlining and improving the production processes supported gross profit margins. In addition, normal ongoing costs were reduced and overall cost reduction targets were achieved. These benefits were offset, to some extent, by the additional costs associated with the increased production capacity that was created during 1998 in the United States and the United Kingdom. The increase in production capacity for high performance pigments and dry-flush pigments was created in the Inks, Paints and Plastics business unit in anticipation of market demand. During the second half of 1999, the expected volume increases started to materialize.

     The following table shows the link between the previously reported Pigments division (now principally the Inks, Paints and Plastic business unit) and Textile Dyes division, excluding the Fabric Finishing business (now principally the Textiles business unit), to the Colors division.

                                          Pigments     Textile Dyes     Colors
     ---------------------------------------------------------------------------
     1999
     Sales..............................     1 310         1 086        2 396
     Operating income...................       166            65          231
     EBITDA.............................       244           112          356
     ---------------------------------------------------------------------------
     1998
     Sales..............................     1 231         1 113        2 344
     Operating income...................       194            13          207
     EBITDA.............................       254            73          327
     ---------------------------------------------------------------------------

     The preparation of separate financial results, which are comparable to the historical Pigments division and Textile Dyes division, has become increasingly difficult. Estimates and assumptions regarding the portion of combined infrastructure which would have belonged to each separate unit are becoming progressively more arbitrary. Therefore, this financial link between the historical organizational structure and the current organizational structure is not being presented for future periods.

Consumer Care division results

     Effective January 1, 2000, the division has implemented a new structure with three business units, Home and Personal Care, Paper Chemicals and Textile Chemicals. Similar industry-focused organizational structures have produced positive results in terms of market and customer focus, profitability and efficient cost structures within the Company's Additives and Colors divisions. The sales and industry discussions below are presented on the basis of this new structure.

     Sales increased to CHF 1 405 million in 1999 or by 3 percent in Swiss francs and in local currencies. Sales growth compared to 1998 was a result of the following changes:

     Sales development                                  1999 compared to 1998
     ---------------------------------------------------------------------------
     Volume/product mix...............................                  4%
     Price............................................                  0%
     Currency.........................................                  0%
     Portfolio changes................................                (1)%
     ---------------------------------------------------------------------------
     Total in Swiss francs............................                  3%
     ---------------------------------------------------------------------------

     Sales growth in the division accelerated throughout 1999, with especially high sales levels in the fourth quarter. In the business units, sales growth was strong in Home and Personal Care, due partly to the successful introduction of new product forms in the area of skin care and comfort enhancers for fabric care. Sales of Paper Chemicals, while exhibiting solid growth overall, increased strongly in the fourth quarter as demand throughout the paper industry grew. This trend was supported by a significant product mix improvement, in particular, due to stronger sales in paper coloration. Difficult market conditions in the textile industry, on a comparable basis, resulted in a moderate sales growth in Textile Chemicals. Including the positive effects of an additional quarter of sales of products acquired from Allied Colloids, sales in the Textile Chemicals unit increased strongly.

     Geographically, in Europe, sales decreased slightly in most major markets. In the Western Hemisphere, sales on a comparable basis, showed solid sales growth. In South America, even though sales in local currencies were significantly higher, the increase was unable to offset currency devaluations. In the Eastern Hemisphere, sales increased significantly in most of the Asian markets.

                                                            1999       1998
     ---------------------------------------------------------------------------
     Operating income
     Absolute in CHF.......................................  146        149
     As a percentage of sales (EBIT margin)................ 10.4%      10.9%

     EBITDA
     Absolute in CHF.......................................  203        206
     EBITDA margin......................................... 14.4%      15.1%
     ---------------------------------------------------------------------------

     Consumer Care faced difficult market conditions during the first half of 1999 in the paper industry and during much of the entire year in the textile industry. In addition, a larger proportion of the division's sales, as compared to the Company average, occurred in South America, which was affected adversely by significant currency devaluations, especially in the Brazilian Real. Despite these challenges, the division achieved , in 1999, an operating income of CHF 146 million and an EBITDA of CHF 203 million. This was due to improving market conditions in Asia and, during the latter part of the year, to worldwide market improvement, and successful new product introductions. EBIT margin and EBITDA margin deteriorated to 10.4 percent and 14.4 percent, respectively, in 1999 from 10.9 percent and 15.1 percent, respectively, in 1998 due in part to increased investment in research and development.

Effective treasury management

     Although the international financial markets were on the whole far less volatile in 1999 than in 1998, two major trends in the markets were the focus of the Company's attention: a strengthening of the U.S. dollar and rising interest rates.

     In the first half of 1999, the Swiss franc weakened against most of the major currencies, with the exception of the Euro, and there was a significant devaluation of the Brazilian Real. In the second half of 1999, the Swiss franc stabilized against most major currencies at these lower levels. During 1999, the Swiss franc fluctuated from a low of approximately CHF 1.60 to a high of approximately CHF 1.35 to the U.S. dollar. At December 31, 1999, the Swiss franc was at a level of CHF 1.58 against the U.S. dollar versus CHF 1.38 at the end of 1998. Despite the fluctuations in the currency rates from the beginning of 1999 to the end of 1999, the average exchange rates for the year in most major currencies did not fluctuate significantly from the average exchange rates for 1998.

     In the second half of the year, global interest rates began to rise due to inflationary pressures and concerns about the Year 2000 issue. Through the effective use of financial instruments available in the financial markets, such as interest rate swaps and forward rate agreements, the Company was able to reduce the average cost of its total borrowings to
5.4 percent in 1999 from just below 6 percent in 1998. In 1999, the Company's net interest costs decreased by CHF 15 million to CHF 265 million compared to CHF 280 million in 1998. This reduction was achieved even though 1999 included twelve months of financing for the debt incurred in connection with the Allied Colloids acquisition, as compared to nine-months of financing included in 1998.

     During 1999, the Company, in accordance with its stated risk management policy, continued to monitor its currency exposures and, where appropriate, entered into transactions to minimize its overall exposures to currency volatility in the currency markets. The Company selectively executed foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 1999, other financial income (expense) which includes foreign currency exchange gains and losses and net hedging expenses improved by CHF 62 million, to a net expense of CHF 5 million in 1999 from a net expense of CHF 67 million in 1998. This improvement was supported by the introduction of the Euro in Europe at the beginning of 1999, which allowed the Company to implement a Euro currency pool across all its European operations. This enabled the Company to further improve cash management, reduce costs and simplify risk management by reducing the number of currencies requiring attention.

Effective tax rate

     The Company reported an effective tax rate of 33 percent in 1999 and 10 percent in 1998. In 1998, the reported effective tax rate was impacted by three non-taxable events: the write-off of in-process research and development costs, a non-cash gain on the exchange of a business and the impairment on the Company's investment in Hexcel, none of which recurred in 1999. Excluding the impact of these 1998 events for comparability with the 1999 effective tax rate, the effective tax rate in 1998 would have been 33 percent.

Net income and earnings per share

     Net income                                                1999     1998
     ---------------------------------------------------------------------------
     After restructuring and special charges:
     Net income..............................................   325    (984)
     Income from continuing operations.......................   238    (971)
     Income from discontinued operations, net of tax.........    87     (13)

     Before restructuring and special charges:
     Net income..............................................   325      358
     Income from continuing operations.......................   238      303
     Income from discontinued operations, net of tax.........    87       55
     ---------------------------------------------------------------------------

     Improving operational business performance and effective treasury management, which reduced overall financing costs, were unable to fully compensate for a reduction in equity income of Hexcel of CHF 74 million and the non-recurring one-time insurance incomes of CHF 43 million reported in 1998.

     Earnings per share, basic and diluted                     1999     1998
     ---------------------------------------------------------------------------
     After restructuring and special charges:
     Continuing operations.................................     3.58  (14.65)
     Discontinued operations...............................     1.31   (0.20)
     Net income............................................     4.89  (14.85)

     Before restructuring and special charges:
     Continuing operations.................................     3.58     4.57

     Earnings per share, basic and diluted                     1999     1998
     ---------------------------------------------------------------------------
     Discontinued operations...............................     1.31     0.83
     Net income............................................     4.89     5.40
     ---------------------------------------------------------------------------

     Earnings per share amounts were computed by dividing income from continuing operations, income from discontinued operations, net of tax, and net income, respectively, by the weighted average number of Shares outstanding.

Discontinued operations - Performance Polymers business sold

     Divestment underscores specialty chemical focus

     On December 14, 1999, the Company signed an agreement under which Morgan Grenfell Private Equity ("MGPE"), the private equity arm of Deutsche Bank AG, agreed to purchase the Performance Polymers business. The agreement was amended on May 20, 2000, and the transaction was completed on May 31, 2000. The total gross proceeds from the sale of the Performance Polymers business to MGPE and Asian joint venture partners were CHF 1.6 billion, which includes net debt assumed of approximately CHF 160 million. The assumed net debt consists of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash.

     In connection with the sale of the Performance Polymers business to MGPE, the Company has agreed to provide certain infrastructure related services, such as utility services and railroad access, to the Performance Polymers business at shared production facilities.

     The Performance Polymers division produced epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. The Performance Polymers division supplied its products to the coatings, aircraft, electrical and electronic industries, among others.

     This divestiture underscores the Company's strategy of focusing its portfolio on specialty chemicals rather than specialty materials. The Performance Polymers business that was sold is substantially all of the previously reported Performance Polymers division.

     The Performance Polymers business is reported as a discontinued operation. This requires the Company to report separately, in the Consolidated Financial Statements, the Performance Polymers business' assets, liabilities and results of operations. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000 and CHF 1 729 million for the year ended December 31, 1999 and CHF 1 791 million for the year ended December 31, 1998. The Company recorded, in the Consolidated Statement of Income, a gain on sale of discontinued operations, net of tax of CHF 34 million in 2000. For the year ended December 31, 1999, income from discontinued operations, net of tax amounted to CHF 87 million and for the year ended December 31, 1998, the Company recorded a loss from discontinued operations, net of tax of CHF
(13) million. The 2000 gain on sale of discontinued operations, net of tax, of CHF 34 million, consists of the Performance Polymers business operating results through May 31, 2000 of CHF 37 million offset by the loss from the sale of the net assets of the business of CHF (3) million, which includes the expenses for transaction taxes and the costs of selling the business. Refer to Note 3 to the Consolidated Financial Statements for further information.

Supplemental Information

Inflation

The movements in the annual rates of inflation in Switzerland and the other major markets in which the Company operates have not been significant in the last three fiscal years.

Capital resources - additional information

     The Company maintains multicurrency loan facilities, commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements. At December 31, 2000 and 1999, a total of CHF 371 million and CHF 1 174 million, respectively, was outstanding under all of the Company's short-term debt facilities.

     The Company's most significant multicurrency revolving loan agreement provides for borrowings in multiple currencies up to CHF 400 million (1999:
CHF 600 million) at an interest rate of LIBOR plus 21.5 basis points. This facility expires on July 11, 2002, and as of December 31, 2000 there were no borrowings outstanding (1999: CHF 474 million was outstanding). The Company's other multicurrency facility, which provided for borrowings of CHF 300 million at LIBOR plus 20.0 basis points, expired on June 30, 2000 and was not renewed by the Company. There were no borrowings outstanding on this facility in either 2000 or in 1999.

     The Company's USD 1.0 billion commercial paper program had unused borrowings of approximately USD 999 million at December 31, 2000 (1999: USD 972 million).

     As of December 31, 2000, the Company had available unused credit lines under its other bank overdraft and credit facilities of a total of approximately CHF 1 229 million (1999: CHF 1 388 million).

     The Company's long-term debt consists primarily of Euro Medium-Term Notes, convertible bonds, and straight bonds. At December 31, 2000 and 1999, a total of CHF 3 859 million and CHF 4 265 million, respectively, was outstanding under all of the Company's long-term debt facilities.

     In 1997, the Company entered into a USD 2.0 billion (CHF 3.3 billion) Euro Medium-Term Note program which allows the Company to issue multicurrency, unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates. As of December 31, 2000 and 1999, the Company had available under this program approximately CHF 2 305 million (USD 1 380 million) and CHF 1 687 million (USD 1 067 million), respectively.

     The Company's USD 687 million (CHF 1 107 million) unsecured, unsubordinated convertible bonds due 2003 with a fixed interest rate of
1.25 percent are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share.

     In addition, at December 31, 2000 and 1999, the Company had outstanding CHF 1 300 million 3.25 percent straight bonds, of which CHF 1 000 million is due in 2008 and CHF 300 million is due in 2009.

Environmental Matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. See "Item 4. Information on the Company--Property, Plant and Equipment; Manufacturing--Environmental Matters."

Euro conversion

     On January 1, 1999, eleven (2001: twelve) of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the Euro as their new common currency. The Euro trades on currency exchanges while the national currency units will remain legal tender in the participating countries for a transition period between January 1, 1999 and December 31, 2001.

     During the transition period, cashless payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either the Euro or a national currency unit. Between January 1, 2002 and July 1, 2002, the new Euro banknotes and coins will be put into circulation in substitution for banknotes and coins in the old national currency units. By July 1, 2002, at the latest, Euro banknotes and coins will be the only banknotes and coins to have legal tender status in participating member states.

     The Company has in place a joint team representing affected functions within the Company. This team has established and implemented actions and performed the necessary systems changes to address the potential impact to the Company from the Euro conversion. These issues include, but are not limited to (i) the technical challenges of adapting information systems to accommodate Euro transactions, (ii) the competitive impact of cross-border price transparency, (iii) the impact on currency exchange rate risks, (iv) the impact on existing contracts and (v) tax, legal and accounting implications. Based on the Company's progress to date, management is of the opinion that the introduction of the Euro and the phasing out of the national currency units will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See "Item 3. Key Information - Risk Factors."

Year 2000 Issue

     The Company, since the date of the Spin off, had been addressing the Year 2000 issue. This effect was conducted in combination with the Company's project to implement worldwide standard information systems and processes.

     The year 2000 issue, as it related to the Company's own date dependent systems, did not pose significant problems for the Company's business, processes and operations. The Year 2000 project plan was successfully executed and no significant irregularities have occurred in any business transactions with the Company's customers and suppliers due to the Year 2000 issue. The Company's revenue patterns were not affected by unusual customer buying levels. The costs of consultant fees, modifications, upgrades or replacements of software, hardware or capital equipment, which would not have been otherwise incurred, except for Year 2000 compatibility requirements, did not have a material impact on the Company's financial position or results of operations. The total costs of resolving the Year 2000 issue amounted to CHF 23 million, of which CHF 10 million was incurred in 1999 and CHF 13 million was incurred in prior years. The Company does not expect any significant issues for business, processes or operations in the future as a consequence of the Year 2000 issue.

Taxes

     In connection with the Spin-off, the Company and Novartis reached certain agreements with the Swiss authorities concerning income and transaction related taxes and stamp duties. In general, the Spin-off was a tax-free transaction for the Company and its shareholders under Swiss and United States law. If within five years of the Spin-off, any third party acquires more than one-third of the total voting power of the Company, a stamp duty of between CHF 70 million and CHF 140 million would be assessed. In addition, if during the five years following the Spin-off, (i) the Company ceased to conduct a United States trade or business (within the meaning of the United States Internal Revenue Code), (ii) Ciba Specialty Chemicals International Inc. ceased to own at least 80 percent of Ciba Specialty Chemicals Corporation or (iii) significant portions of the United States business were sold, in each case significant retroactive tax charges to the Company could be triggered in amounts that could have a material adverse effect on the Company. The exact amount of any such tax charge is not quantifiable.

     The German tax authorities have completed the tax audit of the Company's operations in Grenzach, Germany for the period from 1989 to 1995, including the 1996 opening tax balance sheet of the Grenzach company as a result of the spin-off from Novartis. The German tax authorities have made a substantial tax adjustment. Based on its interpretation of the Master Spin-off Agreement with Novartis and Swiss commercial law, the Company's management is of the opinion that the total liability owed is the responsibility of Novartis and that the ultimate outcome of this matter will not have a material adverse effect on the financial position or the results of operations of the Company.

New Accounting Standards

     Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Activities, an amendment to FASB Statement No. 133" which replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Under the statement, all derivatives, such as interest rate swap contracts and foreign exchange contracts, are recorded in the balance sheet as either an asset or liability and are measured at their fair market values. Changes in the derivative's fair value have to be recognized in income unless specific hedge accounting criteria are met, in which case the effect is recorded in accumulated other comprehensive income in shareholders' equity. The Management estimates that the impact of the adoption will not have a material effect on the Company's 2001 results of operations and financial position.

Allied Colloids Acquisition: Approach to In-Process Research and
Development Evaluation

     As of the date of the Allied Colloids acquisition in March 1998, Allied Colloids' research and development activities comprised 58 projects meeting the criteria for purchased in-process research and development and were performed in 10 business segments as follows: Pollution Control (11), Oil Services (11), Mining and Mineral Processing (10), Paper (6), Coatings and Specialties (6), Special Products (4), Agriculture (3), Personal Care
(3), Monomers (2) and Textiles (2). Estimated dates of project completion ranged between December 1998 and December 2006. In all, Allied Colloids had over 350 scientists and developers dedicated to its research and development efforts. In 1998, as part of the business reorganization of the Company, the Textiles and Personal Care businesses were transferred to the Consumer Care division and the coatings and specialties businesses were transferred to the Imaging and Coating business unit of the Additives division. The remaining businesses of Allied Colloids, including their related research and development activities, now form part of the Company's Water Treatments business unit within the Additives division.

     Allocation to in-process research and development consistent with management's intentions

     At the time of the Allied Colloids acquisition, the Company's management believed that developmental technology acquired from Allied Colloids was critical to succeeding in the growing water treatment business. This belief was highlighted in the Company's press releases, internal memoranda and board presentations and is supported by the statements made by Allied Colloids during its successful defense of a hostile takeover bid from Hercules, Inc. ("Hercules") immediately prior to the Allied Colloids acquisition. During this period, Allied Colloids stated publicly that Hercules' proposal did not offer a fair compensation for the future potential of Allied Colloid's on-going research and development. Thus, the Company's final tender offer, which was significantly higher than

Hercules' offer, implicitly included compensation for Allied Colloids' on-going research and development program. Further exemplifying the role of technology and innovation in the Allied Colloids acquisition is the fact that for the five years prior its acquisition, new products accounted for over 25 percent of Allied Colloids' sales.

     Purchased in-process research and development was identified and valued through interviews and analysis of product development data provided by Allied Colloids' management and scientists. This data related to the nature of the developmental projects, their respective stage of development, costs incurred, the time and resources needed to complete them, their expected income generating ability, target markets, future uses and associated risks.

     Routine enhancements excluded from in-process research and development value

     In keeping with SFAS No. 2, the acquired in-process research and development was limited to significant new products and new technologies that were under development at the respective purchase dates. Only technologies owned by each company that addressed emerging market needs and requirements were included. No routine research and development projects, minor refinements or normal enhancements were included in the in-process value. For each acquisition, the income approach was the primary technique utilized in valuing purchased research and development. This approach included, but was not limited to, an analysis of (i) the markets for each company's products, (ii) the historical and projected costs related to each company's research and development projects, (iii) the expected cash flows attributable to the in-process research and development projects, (iv) the contribution made by predecessor technology to the in-process projects and
(v) the risks associated with achieving such cash flows. The assumptions underlying the cash flow projections were derived from a variety of sources including independent analyst reports, company records and discussions with management. In addition, the independent appraisals incorporated a number of quantitative checks to the overall reasonableness of the projected cash flows. Primary assumptions such as revenue growth, profitability and costs of capital were compared to indications of similar public companies, as well as indications from industry analysts and reports, to determine the extent to which these assumptions were supportable.

     In-process research and development valued at "fair market value"

     The premise of value utilized in the appraisal of the Allied Colloids' assets was "fair value" (as defined by fair market value), or the price at which an asset would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, and both having reasonable knowledge of all relevant facts as of the date of valuation. Synergies resulting specifically from the merger of the Company and Allied Colloids were excluded from the analysis. In addition, the fair value of in-process research and development was determined separately from all other acquired assets, which included existing technology and goodwill-type assets. Special care was taken to ensure that future value attributed to Allied Colloid's care technologies, including rights to enhance acquired technologies and processes, was considered in the analysis. The role of contribution to future profitability of each company's existing technology was analyzed extensively.

     Forecasts consistent with the Company's deal analysis

     In the determination of value for the acquired research and development of Allied Colloids, the Company developed forecasts for the future economics of the businesses and technologies. These forecasts were consistent with data generated internally for planning and analysis purposes by the Company and provided to other outside third parties as appropriate. The assumptions underlying the appraisals models were derived primarily from the provided forecasts, but consideration was also given to Allied Colloid's and the Company's corporate records, management discussions, opinions of industry experts and analyst research reports, which detailed expected growth trends within the industry.

     Technological feasibility and alternative future use

     Research and development projects were evaluated individually to determine if technological feasibility had been achieved and if there were any alternative future uses. Such evaluation consisted of a specific review of the efforts, including the overall objectives of the project, progress toward the objectives and uniqueness of developments to these objectives. The issue of alternative future use was addressed in discussions with management and with the engineers of Allied Colloids. This process included on-site management interviews and review of technical data.

     The Allied Colloids' technologies under development, once completed, could be economically used only for its specific and intended purposes in the specialty chemicals water treatment market. The formulations and functions of the technologies that were being developed were for specific purposes and, if the Company failed in its efforts, no alternative economic value would have resulted from its efforts. If the projects failed, the economic contribution expected to be made by the research and development would not have materialized.

     The valuation of the research and development was broken down in the following categories (1 GBP = 2.47 CHF): Value

      In-process research and development                (in millions
      (by business unit)                                      of GBP)
      ----------------------------------------------------------------

      Pollution Control........................................   129
      Paper....................................................   109
      Mining and Mineral Processing............................    34
      Coatings and Specialties.................................    13
      Oil Services.............................................     7
      Monomers.................................................    46
      Textile..................................................    36
      Agriculture..............................................    19
      Personal care............................................    11
      Special products.........................................     9
      ----------------------------------------------------------------
      Total (rounded)..........................................   410
      ----------------------------------------------------------------

Forward-Looking Statements

     Forward-looking statements and information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements. For more information, see "Item 3. Key Information - Risk Factors."

Glossary of Financial Terms

     Acquired In-Process Research and Development Costs is the portion of the consideration paid in an acquisition that is allocated to incomplete research and development (R&D) projects. The amount allocated is based on an independent appraisal using standard valuation procedures and techniques. In accordance with U.S. GAAP, in-process R&D costs are expensed immediately.

     Average Invested Capital is the sum of invested capital at year end plus the invested capital as of the beginning of the year divided by two; the result is adjusted for an annualizing adjustment for acquisitions and divestitures that occurred during the reporting period, plus the current year goodwill amortization. The annualizing adjustment amends average invested capital in a way which ensures that invested capital relating to an acquisition/divestment is proportional to the period during which the investment was consolidated. To illustrate, for an acquisition where the operations are consolidated for nine months, invested capital is proportionately adjusted to reflect 75 percent of the amount that would normally be expected for a full year.

     Basic Earnings per Share is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

     Cash Flows from Operating Activities is the net cash provided from the principal revenue-producing activities of the business.

     Cost of Capital is calculated by multiplying the average invested capital by the weighted average cost of capital.

     Diluted Earnings per Share is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.

     Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Financial instruments currently used by the Company are forward exchange currency contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

     EBIT (Earnings Before Interest and Taxes) is calculated as operating income.

     EBIT Margin is EBIT expressed as a percentage of net sales (EBIT divided by net sales).

     EBITDA (Earnings Before Interest, Taxes, Depreciation and
Amortization) is calculated as operating income plus depreciation and amortization.

     EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

     Economic Profit (Loss) is determined by subtracting a capital charge from NOPAT. A capital charge is calculated by multiplying the average invested capital by the weighted average cost of capital ("WACC").

     Free Cash Flow is Cash Flows from Operating Activities adjusted for net cash from for investing activities less dividends paid. The Company uses free cash flows for reinvestment in the business and for repayment of debt.

     Gross Profit is defined as net sales less costs of goods sold.

     Gross Profit Margin is Gross Profit expressed as a percentage of net sales (Gross Profit divided by net sales).

     Intensities are amounts expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivable and accounts payable are calculated correspondingly.

     Invested Capital is the sum of total assets, excluding net current assets of discontinued operations and net long-term assets of discontinued operations, less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) less deferred tax assets.

     Net Assets are defined as Invested Capital. Please refer to the definition of Invested Capital.

     Net Cash Provided by Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

     Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

     Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

     Net Sales Growth percentage is the change in the current period's net sales in Swiss francs over the previous period's net sales in Swiss francs expressed as a percentage.

     Net Sales Growth percentage, in Local Currencies is the change in the current period's net sales in local currencies over the previous period's net sales in local currencies expressed as a percentage.

     NOPAT (Net Operating Profit After Tax) is calculated as EBIT before amortization of goodwill, less a notional tax charge of 25 percent.

     Notional Value (of a derivative financial instrument) is the stated contract amount or the notional principal amount if there is no stated contract amount for the financial instrument.

     Operational Current Assets is the sum of accounts receivable, inventories, pre-paid and other current assets.

     Velocity is calculated by dividing net sales by average invested capital for the period.

     Weighted Average Cost of Capital ("WACC") is the weighted average cost associated with the Company's debt and equity.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

     The members of the Board are as follows:


                                       Year appointed to   Year term   Significant positions outside
                Name             Age         Board          expires    the Company
      -------------------------------------------------------------------------------------------------------
      Armin Meyer,               51           1997           2004      -
      Chairman

      Kurt Feller,               63           1999           2003      Chairman of the board of directors of
      Vice Chairman                                                    Rieter Group and of Geberit AG, member of
                                                                       the board of directors of Daetwyler
                                                                       Holding AG and of Scintilla AG.

      Erwin W. Heri              46           1997           2003      Chief Financial Officer, Credit Suisse
                                                                       Financial Services and member of the
                                                                       board of directors of Hilti.

      Gertrud Hoehler            60           1997           2004      Member of the board of directors of
                                                                       Baloise-Holding and Georg Fischer Ltd.,
                                                                       management consultant, humanities
                                                                       professor and author.

      Jean-Marie Pierre Lehn     61           1997           2002      Professor of Chemistry and Chair of
                                                                       Chemistry of Molecular Interactions at
                                                                       College de France, Nobel prize for
                                                                       Chemistry in 1987.

      Peter Littmann             52           1997           2002      Former Chief Executive, Hugo Boss AG and
                                                                       Wunsche AG, Chairman of the board of
                                                                       directors of Beautynet AG, Member of the
                                                                       board of directors of the Compass Limited
                                                                       (Bata Shoe Company). Professor of
                                                                       Marketing, University Witten/Herdecke.

      Uli Sigg                   54           1999           2003      Chairman of the board of directors of
                                                                       Ringier Group and chairman of the board
                                                                       of A&A Holding

      Hans-Ulrich Mueller        59           1997            N/A      Chairman of the board of directors of
        Secretary (not member                                          Hermann Buehler AG
        of the Board)
      -----------------------------------------------------------------------------------------------------------

Changes in the Board of Directors

     Effective November 16, 2000, Rolf A. Meyer stepped down as Chairman of the Board and CEO. Armin Meyer, who at the time of the announcement was Vice Chairman of the Board and Head of the Building Technologies Segment of the ABB Group, was appointed by the Board of the Company as the new CEO and Chairman of the Company. The constitution of the new Board became effective as of November 17, 2000. Kurt Feller was appointed the new Vice Chairman.

Corporate Governance

     The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the

Executive Committee. The Board also reviews the Company's key plans and objectives, identifies external risks and opportunities, and initiates required activities.

     The Members of the classified Board are elected by the General Meeting of Shareholders for a term of between one and four years; re-election is possible. The Chairman is elected by the Board from its members.

     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board's charter reflects recent developments in Corporate Governance principles and the Board believes that it is in compliance with most international standards, in particular with regard to:

     o Broad supervisory and reviewing powers being held by the Board directly supported by Internal Audit.
     o    A majority of the Directors being independent from the Company.
     o    Having Board Committees with a majority of outside directors.
     o Having an Audit Committee comprised of financially literate outside directors.
     o Providing continuous and comprehensive information to Board members.

     A written charter sets out in detail the powers and responsibilities of the Board and its Committees. The three standing Board Committees in the areas of audit, finance, human resources and compensation provide modern corporate governance guidance and support to the full Board:

     o    Audit Committee: Erwin W. Heri (chairman), Kurt Feller, Uli Sigg

          Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with laws and regulations.

     o    Finance Committee: Armin Meyer (chairman), Kurt Feller, Erwin W.
          Heri

          Mission: Develops principles for financial planning, accounting/reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions, supports the preservation and enhancement of the Company's reputation in the financial markets.

     o    Human Resources and Compensation Committee: Kurt Feller
          (chairman), Gertrud Hoehler, Peter Littmann, Armin Meyer (member of the Human Resources Committee only)

          Mission: Develops objectives and principles of human resource policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resource policy, nominates and assesses Board candidates, supports the preservation and enhancement of the Company's reputation in the HR area. The Compensation Committee assesses the emoluments and terms of employment of the Chairman and Delegate of the Board, the Chairman and the members of the Executive Committee

Topics of the Board in 2000

     In 2000, the Board focused on the following key topics: strategic and financial control; management development; e-strategy and e-business; completion of the divestment of the Performance Polymers business; sale of the 49 percent stock holding of the Hexcel shares; additional divestment and acquisitions in order to further focus the portfolio on high value-added specialty chemicals; R&D strategy and projects; the listing on the New York Stock Exchange; introduction of a worldwide Code of Conduct; updating the Insider Trading Policy and Regulations; risk assessment in the fields of environment, health and safety, taxes, law, insurance and security; and environmental and remediation projects.

Senior Management

     The responsibility for the day-to-day management of the Company is vested in the Executive Committee. There are currently six members of the Executive Committee:


Name                        Age      Function                        Significant positions outside the Company
-----------------------------------------------------------------------------------------------------------------
Armin Meyer                 51     Chief Executive Officer           -

Michael Jacobi              48     Chief Financial Officer           -

Reinhard Neubeck            61     Global President, Additives       Member of the board of directors of Sarna
                                                                     Kunststoff Holding AG, Sarnen

Jean-Luc Schwitzguebel      54     Global President, Colors          -

Martin Riediker             48     Global President, Consumer        -
                                   Care

Franz Gerny                 61     Executive Vice President,         Member of the board of directors of Balcab
                                   International Coordination        AG, Basel, and Chairman of Burkhalter
                                   and Human Resources               Holding AG, Zurich
-----------------------------------------------------------------------------------------------------------------


     Armin Meyer has been Chairman of the Board of Ciba Specialty Chemicals since November 17, 2000 and became Chief Executive Officer as of January 1, 2001. He has been a Member of the Board since 1997 and became Vice-Chairman in 1999. His experience includes 25 years with ABB in Switzerland as Business Segment Head (Power Generation as of 1995, Building Technologies as of 1998) and a Member of its Group Executive Committee since 1995.

     Michael Jacobi joined Ciba-Geigy in 1978 in the finance area. In 1990, he was appointed Company Controller with responsibility for overall financial accounting and reporting. His international management experience includes long-term assignments in finance, accounting and planning in both Brazil and the U.S.A. He has held his present position with the Company since the Spin-off in 1997.

     Reinhard Neubeck became global head of Ciba-Geigy's Additives division in 1996. Prior to this he was responsible for the Polymer Additives business unit. He has broad international experience as a result of management positions in Japan and in Germany. He has held his present position with the Company since the Spin-off in 1997.

     Jean-Luc Schwitzguebel was appointed head of Ciba-Geigy's Textile Dyes division in 1995. Prior to this, he held several positions including Managing Director of Ciba Pigments in Paisley, Scotland and worldwide head of the Classical Pigments business unit, also based in Paisley. At the time of the Spin-off, he became Global President of the former Textile Dyes division. He has held his present position with the Company since the reorganization of the former Textile Dyes and Pigments divisions into the Colors division as of September 1, 1998.

     Martin Riediker began his Ciba-Geigy career in 1982 as a research scientist. In 1994, he was appointed head of Ciba-Geigy's United States Polymers division and a management committee member of Ciba-Geigy Corporation. In 1995, he was named worldwide head of the Ciba-Geigy Chemicals division (now Consumer Care division). He has held his present position with the Company since the Spin-off in 1997.

     Franz Gerny became head of Ciba-Geigy Human Resources in 1987 following assignments in Spain, Brazil and Switzerland in areas such as Planning, Financing and Control, and New Business Development, for Crop Protection. He also served as Personal Assistant to the Chairman of Ciba-Geigy and head of the Executive Secretariat. He has held his present position with the Company since the Spin-off in 1997.

     In addition to the members of the Executive Committee, the following persons currently serve as executive and senior officers of the Company in the following positions:

     Hans-Ulrich Mueller, Head Group Service Law & Environment, Secretary to the Board of Directors, 59, joined Ciba-Geigy in 1990 as Head of Legal Service. Prior to joining Ciba-Geigy, he held positions at Basler & Hoffman in Zurich and Head of Legal Service at Rieter Holding Ltd. in Winterthur and was in private practice. He has held his present position with the Company since the Spin-off in 1997. He is also Chairman of the board of Hermann Buehler AG in Winterthur.

     Rodolfo Ciucci, Head of Corporate Communications, 42, joined Ciba Specialty Chemicals in 1999. Prior to joining the Company, he started his career as a journalist for the Swiss Italian Radio and subsequently held positions as Head of Corporate and Marketing communication at Intercontainer, an international railway subsidiary in Basel, as Head of PR and Information at Patria Insurances in Basel, as Head of the Press and Information Department of Hilti AG in Schaan (Principality of Liechtenstein), and Head of Corporate Communications at Swiss Re (Schweizerische Ruckversicherungsgesellschaft AG), Zurich. He has held his present position with the Company since October 1999.

     Werner Rutsch, Chief Technology Officer, 53, joined Ciba Specialty Chemicals in 1979.

     Felx Meyer, Head of Business Unit Polymer Additives, 48, joined Ciba Specialty Chemicals in 1981.

     Godwin Berner, Head of Business Unit Imaging and Coating Additives, 57, joined Ciba Specialty Chemicals in 1973.

     Patrick Kiernan, Head of Business Unit Process and Lubricant Additivies, 51, joined Ciba Specialty Chemicals in 1978.

     Walter Meyer, Head of Business Unit Water Treatments, 50, joined Ciba Specialty Chemicals in 1984.

     Sigi Winkelbeiner, Head of Businesws Unit Colors for Textiles, 48, joined Ciba Specialty Chemicals in 1971.

     Ian Bryson, Head of Business Unit Colors for Inks, Paints and Plastics, 45, joined Ciba Specialty Chemicals in 1985.

     Alan Dimery, Head of Business Unit Home and Personal Care, 53, joined Ciba Specialty Chemicals in 1969.

     Adrian Knott, Head of Business Unit Textile Chemicals, 42, joined Ciba Specialty Chemicals in 1987.

     Barry Broadbent, Head of Business Unit Paper Chemicals, 58, joined Ciba Specialty Chemicals in 1970.

Compensation

     The aggregate amount of remuneration paid, including bonuses, by the Company during 2000 to the members of the Board and the executive and senior officers of the Company, taken as a group, was approximately CHF 29.4 million, of which approximately CHF 1.6 million was the fair value of compensation paid to the members of the Board. The Company's aggregate accrual during 2000 for pension, retirement or other similar benefits for the members of the Board and the executive and senior officers of the Company was approximately CHF 0.7 million. As of February 12, 2001, the members of the Board and the executive and senior officers of the Company had a total of 707 475 options outstanding under the Company's various stock option and share ownership plans which are described under "Share Ownership". Base salaries are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily in relation to profitability and personal objectives, which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on corporate performance and on individual performance.

Employees

     As of December 31, 2000, 1999 and 1998, the Company employed a total of 20 306, 23 189 (20 117 from continuing operations) and 24 456 (21 148 from continuing operations) people worldwide, respectively. The following table shows the number of employees at the end of December 31, 2000, 1999 and 1998.


                                                                      Western        Eastern
                                                       Europe      Hemisphere      Hemisphere       Total
     ---------------------------------------------------------------------------------------------------------
     2000
     Additives..................................        4 583           2 762             716        8 061
       Additives excluding Water Treatments.....        2 857           1 849             557        5 263
       Water Treatments.........................        1 726             913             159        2 798
     Colors.....................................        4 826           1 038           1 236        7 100
     Consumer Care..............................        1 990             935             949        3 874
     Unallocated................................          491             306             257        1 054
     Corporate..................................          217               -               -          217
     ---------------------------------------------------------------------------------------------------------
     Total Company..............................       12 107           5 041           3 158       20 306
     ---------------------------------------------------------------------------------------------------------
     1999
     Additives..................................        4 470           2 829             708        8 007
       Additives excluding Water Treatments.....        2 670           1 910             550        5 130
       Water Treatments.........................        1 800             919             158        2 877
     Colors.....................................        4 882           1 121           1 247        7 250
     Consumer Care..............................        1,922             953             604        3 479
     Unallocated................................          537             358             284        1 179
     Corporate..................................          202               -               -          202
     ---------------------------------------------------------------------------------------------------------
     Continuing operations (1)..................       12 013           5 261           2 843       20 117
     Discontinued operations (2)................        1 719             828             525        3 072
     ---------------------------------------------------------------------------------------------------------
     Total Company..............................       13 732           6 089           3 368       23 189
     ---------------------------------------------------------------------------------------------------------
     1998
     Additives..................................        4 708           2 933             690        8 331
       Additives excluding Water Treatments.....        2 672           1 956             535        5 163
       Water Treatments.........................        2 036             977             155        3 168
     Colors.....................................        5 578           1 303           1 268        8 149
     Consumer Care..............................        1 683             984             586        3 253
     Unallocated................................          565             354             290        1 209
     Corporate..................................          206               -               -          206
     ---------------------------------------------------------------------------------------------------------
     Continuing operations (1)..................       12 740           5 574           2 834       21 148
     Discontinued operations (2)................        1 892             883             533        3 308
     ---------------------------------------------------------------------------------------------------------
     Total Company..............................       14 632           6 457           3 367       24 456
      ---------------------------------------------------------------------------------------------------------

     (1) The reduction in number of employees between 1998 and 1999 is primarily the result of headcount reductions initiated with the 1998 and 1999 restructuring programs. Refer to Note 10 to Consolidated Financial Statements for further information.

     (2) On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity and to certain Asian joint venture partners. The reduction in number of employees between 1998 and 1999 is primarily the result of headcount reductions initiated with the 1998 and 1999 restructuring programs. Refer to Note 3 to Consolidated Financial Statements for further information.

Labor Relations

     Membership of the Company's employees in trade unions varies from country to country, and the Company has entered into various collective bargaining agreements. It is the Company's practice to renew or replace its various labor arrangements relating to continuing operations as and when they expire and the Company is not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. The Company has not experienced any material work stoppages or strikes in the past three fiscal years. The Company's management is of the opinion that relations with the Company's employees are good.

     The Company requires a number of highly skilled technology, chemical and other specialists. The supply of such employees is highly limited, and competition to hire and retain them is consequently increasingly intense. Competition raises the cost of hiring and retaining these employees and increases employee turnover as competitors seek to lure away employees with particularly rare or sought-after skills. The Company is continually seeking to recruit skilled high-technology, chemical and other specialized workers and management is of the opinion that the Company offers compensation, benefits and opportunities for development and advancement which will attract and retain a sufficient number of such employees.

      Europe

     A significant number of the Company's employees in Europe are represented by trade unions. The Company's labor relations in Europe have been good and the Company has not experienced any material work stoppages in recent years.

     Wages and general working conditions are generally the subject of negotiated collective bargaining agreements. Within the limits established by these agreements, operating companies negotiate directly with unions and other labor organizations representing the Company's employees. Collective bargaining agreements relating to remuneration typically have a term of one year.

     In addition to trade unions, the Company also consults from time to time with various local, national and European work councils. Employees elect the members of work councils. These work councils primarily serve an advisory role. However, under certain circumstances, the Company may be required to consult with one or more of the work councils before proceeding with a course of action. Furthermore, the Company is obligated to apprise the work councils of activities which affect its workforce in Europe.

      Other Regions

     The Company's employees in the Western and Eastern Hemispheres are often represented by trade unions or employed pursuant to collective bargaining agreements. This includes some of the Company's United States sites. In Japan, approximately one half of the employees are represented by labor unions. Labor relations in all of these regions have been good and the Company has not experienced any material work stoppages in recent years.

Share Ownership

     LEAP - In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the Shares at the grant date. The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares will be released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As a result of terminations from the program, a total of 60 418 options (1999: 58 148 options; 1998: 21 533 options) have been returned to the Company. As of February 12, 2001, a total of 60 418 options have been returned to the Company.

     The Company paid a fee of CHF 51 million to a major investment bank to assume the Company's obligations to the participants under the LEAP, including supplying all necessary equivalent shares of the Company's stock to the participants of the LEAP when they are due and administering the plan. Even if the cost of supplying the Shares exceeds the fee paid by the Company of CHF 51 million, the investment bank will supply all necessary Shares and the Company will not be required to issue any additional Shares. Therefore, independent of the prevailing future share price, the total cost of the LEAP program to the Company will be the CHF 51 million fee that was paid. Compensation expense has been recognized as this fee was amortized ratably over the three year vesting period through March 1, 2000.

     CAPS - In 1997, the Company established a Capital Appreciation Performance Share Plan for key executives and non-executive Board members (participants). In accordance with the CAPS, participants are granted rights to receive one share of common stock of the Company for each right granted in the event that the closing share price on any seven days up to August 31, 2001, the date the share option expires, equals or exceeds CHF 264 per share (which is double the price at the initial grant date in August 1997). Under the program a total of 5 participants were granted 8 192 rights in 1998 and 333 participants were granted 342 572 rights in 1997. As a result of terminations from the program, a total of 41 356 rights (26 820 rights in 1999 and 4 119 rights in 1998) have been returned to the Company resulting in a total of 309 408 rights outstanding at December 31, 2000 (323 944 in 1999 and 346 645 in 1998). No compensation expense was recorded either in 2000, 1999 or in 1998, since the target price was not reached. As of February 12, 2001, a total of 41 810 rights have been returned to the Company resulting in a total of 308 954 rights outstanding as of February 12, 2001.

     LTIP - In 1998, the Company established a Long-Term Incentive Plan which grants options and beginning in 2000, may also include grants of restricted shares of common stock of the Company to senior management and other employees. For grants made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants made to participants in the United States, vesting and the right to exercise is over three years. The options expire either 5 years or 10 years after the date of grant. In 2000, 1999 and 1998, no compensation expense was recorded for the options issued under this plan.

     The following table summarizes option activity under the LTIP for the three year period ended December 31, 2000 and from January 1, 2001 through February 12, 2001:


                                                     Weighted average         Options
                                                       exercise price     outstanding
      ----------------------------------------------------------------------------------
      Balance at December 31, 1997..................             0               0
      Options granted...............................           165         351 055
      Options canceled/forfeited....................             0               0
      ----------------------------------------------------------------------------------
      Balance at December 31, 1998..................           165         351 055
      ----------------------------------------------------------------------------------
      Options granted...............................           113         521 088
      Options canceled/forfeited....................           152         (14 235)
      ----------------------------------------------------------------------------------
      Balance at December 31, 1999..................           134         857 908
      ----------------------------------------------------------------------------------
      Options granted...............................           108         461 210
      Options canceled/forfeited....................           118         (19 218)
      ----------------------------------------------------------------------------------
      Balance at December 31, 2000..................           125       1 299 900
      ----------------------------------------------------------------------------------
      Options granted...............................           112         441 872
      Options canceled/forfeited....................           112          (6 660)
      ----------------------------------------------------------------------------------
      Balance at February 12, 2001..................           122       1 735 112
      ----------------------------------------------------------------------------------


     In connection with the LTIP 2000, the Company granted 33 288 restricted shares of common stock, which are restricted for three years from the date of grant, to 378 participants. The market value of the common stock at date of grant was CHF 108 per share. Compensation expense of approximately CHF 3.6 million has been recognized in 2000 related to the grant of these shares.

     In January 2001, the Company granted 91 659 restricted shares of common stock, which are restricted for three years from the date of grant, to 665 participants. These restricted shares were granted as part of the payment of the 2000 incentive bonus, which was recorded as compensation expense in 2000. The market value of the common stock at date of grant was CHF 112 per share.

     The following table summarizes the status of stock options outstanding and exercisable at February 12, 2001:


                                     Stock Options Outstanding              Stock Options Exercisable

                               --------------------------------------- --------------------------------------
                                      Number of     Weighted average          Number of    Weighted average
      Weighted average              outstanding            remaining        outstanding           remaining
      exercise price                    options     contractual life            options    contractual life
                                                          (in years)                             (in years)
      -------------------------------------------------------------------------------------------------------
      108........................       453 135                  6.4              1 451                 9.0
      112........................       441 872                  7.1                  0                   0
      113........................       502 086                  4.9             58 456                 8.2
      165........................       338 019                  3.0             73 664                 6.9
      -------------------------------------------------------------------------------------------------------
                                      1 735 112                                 133 571
      -------------------------------------------------------------------------------------------------------

     Stock appreciation rights - In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165 which equals the market value of the common stock at grant date. These rights entitle the participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a 3 year period and expire after 10 years from date of grant. As of December 31, 2000, 40 695 stock appreciation rights are exercisable with a remaining contractual life of 7 years and 7 801 of the stock appreciation rights have been forfeited. In 2000, 1999 and 1998, no compensation expense was recognized under this plan. As of February 12, 2001, 60 699 of the stock appreciation rights are exercisable and 7 801 of the stock appreciation rights have been forfeited.

     LEXIP - In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase 6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price of the options is the market value of the shares of common stock at the date of the grant, CHF 183. These options vest after four years and expire after seven years from date of grant. As of December 31, 2000, 12 560 of the stock options have been forfeited. In 2000, 1999 and 1998, no compensation expense was recorded under this plan. As of February 12, 2001, 12 560 of stock options have been forfeited.

     ESOP - In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the Shares on the Swiss Exchange for 10 trading days prior to the purchase date of the Shares, pursuant to the Company's "Employee Share Ownership Plan". During 2000, 2 836 employees (1999: 3 515 employees; 1998: 7 404 employees) purchased 50 099 shares (1999: 63 929 shares; 1998: 126 324 shares) for which approximately CHF 5 million (1999: CHF 6 million; 1998: CHF 19 million) was paid to the Company. In 2000, 1999 and 1998, no compensation expense was recorded under this plan. In the period from January 1, 2001 through February 12, 2001, no Shares have been purchased under the plan.

     MAB - In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most Swiss employees (as an enhancement to their pension plan arrangements) the right to purchase 20 shares of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price is adjusted). The rights vest at the grant date and become exerciseable at the date of the employees' retirement or termination. As of December 31, 2000, 307 060 rights (1999: 223 800; 1998
121 000 rights) have been granted and 74 300 (1999: 35 160; 1998: 7 700)
were exercised. Compensation expense is recorded in the year the rights are granted and in 2000 CHF 10 million (CHF 10 million in 1999; CHF 19 million in 1998) of compensation expense was recorded under this plan. In the period from January 1, 2001 through February 12, 2001, 86 240 shares were granted and 900 were exercised.

Change in control and reserve of Shares

     Upon a change in control of the Company (defined as for LEAP 30 percent and for CAPS 20 percent, for LTIP 1998 50 percent, and for LTIP 1999, 2000 and 2001 33.33 percent, such percentage, in each case, as a percentage of total voting power), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     To cover demands for future option plans that may be established in the next five years, the Company plans to purchase up to 5 percent of its common stock (exclusive of the Shares purchased from Novartis AG in the spin-off). At December 31, 2000, the Company had 1.7 million shares (1999:
1.2 million shares; 1998: 0.7 million shares) of treasury stock reserved for issuance under the various stock based compensation plans. See Note 16 to the Consolidated Financial Statements.

Item 7.  Major Shareholder and Related Party Transactions.

Major Shareholders

     According to the Share Registrar of the Company as of February 12, 2001, only one person was known by the Company to be the owner of 2 percent or more of the Company's voting securities: Banque Paribas (Suisse) SA, Geneva, which owned 2.2 percent of the Company's voting securities and was entered into the Share Register with the right to vote for 2 percent of the Company's share capital.

     As of the same date, according to the Share Register, there were 217 registered holders of ordinary shares in the United States. These United States ordinary shareholders collectively held 55 880 ordinary shares, or approximately 0.08 percent of the Company's total issued and outstanding Share as of that date. Also as of February 12, 2001, there were 15 registered holders of American depositary receipts under an ADR program. Each

ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one share of the common stock of the Company. Of these registered ADR holders, 14 have addresses in the United States. These 15 ADR holders collectively held 209 060 ADRs, or approximately 0.15 percent of the issued and outstanding Shares as of such date.

     To its knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.

Related Party Transactions

     The Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest. No director, officer or associate of any director or officer is or was during the last three years indebted to the Company or any of its subsidiaries.

Item 8.  Financial Information.

Consolidated Financial Statements

     See "Item 18. Financial Statements" and pages F-1 through F-37 .

Other Financial Information

     Export Sales

     The Company's products and services are primarily sold outside of its home market, Switzerland. In 2000, approximately 95 percent of the Company's sales of products and services produced in Switzerland were exported to other countries.

     Legal Proceedings

     The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying Consolidated Financial Statements to this Annual Report.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. In connection with its Toms River, New Jersey site in the United States, the Company has been named as a defendant in several actions (see "Item 4. Information on the Company--Environmental Matters" above). Since these cases are at a very early stage, a reasonable estimate of total costs related thereto is not possible. Although the outcome of any legal proceedings cannot be predicted with certainty, the Company believes that there are no such matters pending which could be material in relation to its business, financial position or results of operations.

     Dividends and Dividend Policy

     The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company's financial performance and other relevant factors. The Board has adopted a policy on the proposal of dividends which will provide shareholders with dividend growth in line with the underlying growth in the earnings of the Company. Under Swiss law, dividends are paid out only if approved at the shareholders' meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board. At the shareholders' meeting that was held on April 13, 2000, a dividend of CHF 2.00 per share was approved in respect of the fiscal year 1999.

     Significant Changes

     No significant change has occurred since the date of the annual financial statements included in this Annual Report.

Item 9.  The Offer and Listing.

Principal Trading Market and Price Range

     The Shares are listed and principally traded on the Swiss Exchange and are also quoted on SEAQ International, the London Stock Exchange's automated quotation system for non-U.K. equity securities. The prices for Shares as quoted in the official list of the Swiss Exchange are expressed in Swiss francs. As of August 2, 2000, the ADRs, each representing one-half of one ordinary share of the Company's common stock, have been listed on the New York Stock Exchange.

     The information presented in the table below represents, for the periods indicated, (i) the reported high and low closing sales prices quoted in Swiss francs for the Shares on the Swiss Exchange and (ii) the U.S. dollar equivalent of the price per Share based on the Noon Buying Rate on the last trading day of the periods presented. The Shares began trading on the Swiss Exchange on March 13, 1997, at a price of CHF 116.25 per share.


          Trading Prices on the Swiss Exchange                   Price per Share
      -----------------------------------------------------------------------------------------
                                                      High        Low        High        Low
                                                   ---------- ---------- -----------  ---------
                                                          in CHF                in USD
      Annual highs and lows
      1997.....................................      174.50     110.00      119.96      75.62
      1998.....................................      214.00     102.75      155.20      74.52
      1999.....................................      128.00     103.00       80.05      64.41
      2000.....................................      122.50      94.25       75.61      58.17

      Quarterly highs and lows
      2000
          First Quarter........................      122.50      98.00       73.66      58.93
          Second Quarter.......................      112.75      99.85       69.10      61.19
          Third Quarter........................      108.50      94.75       62.84      54.88
          Fourth Quarter.......................      110.00      94.25       67.89      58.17

      1999
          First Quarter........................      127.00     103.00       85.35      69.22
          Second Quarter.......................      128.00     112.00       82.46      72.15
          Third Quarter........................      126.25     108.50       84.12      72.29
          Fourth Quarter.......................      121.25     110.75       75.89      69.31

      Monthly highs and lows
      2000
          July.................................      104.25      94.75       62.47      56.77
          August...............................      108.50      97.50       62.27      55.95
          September............................      102.50      95.00       59.37      55.02
          October..............................      109.25      94.25       60.77      52.43
          November.............................      109.50     102.50       63.06      59.03
          December.............................      110.00     102.50       67.89      63.26

      2001
          January..............................      115.00     107.25       70.02      65.30
          February (through February 12).......      111.25     108.25       67.19      65.38
      -----------------------------------------------------------------------------------------

The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADR.

      Trading Prices on the New York Stock Exchange           Price per ADR (1)
      --------------------------------------------------------------------------
                                                               High        Low
                                                           ---------- ----------
                                                                   in USD
      Annual highs and lows
      2000 (from August 2, 2000).....................         33.25      26.88

      Quarterly highs and lows
      2000
          Third Quarter (from August 2, 2000)........         31.13      27.50
          Fourth Quarter.............................         33.25      26.88

      Monthly highs and lows
      2000
          August (from August 2, 2000)...............         31.13      29.00
          September..................................         29.50      27.50
          October....................................         30.19      26.88
          November...................................         30.69      29.63
          December...................................         33.25      30.44

      2001
          January....................................         35.44      33.25
          February (through February 12).............         33.81      33.13
      --------------------------------------------------------------------------
      (1)      One ADR represents one half of one share of the Company.

     On February 12, 2001, the last reported sale price of Shares on the Swiss Exchange was CHF 109.00 and on the New York Stock Exchange USD 33.13. According to the Share Registrar of the Company, as of February 12, 2001, there were 217 United States resident shareholders holding 55 880 Shares, representing approximately 0.08 percent of the issued and outstanding Shares as of such date, and there were 14 United States resident holders of American Depositary Receipts holding 208 960 ADRs, representing approximately 0.15 percent of the issued and outstanding Shares as of such date.

     The average daily volumes of the Shares traded on the Swiss Exchange for each of the first, second, third and fourth quarters of the years ended 2000 and 1999 were approximately 250 000, 220 000, 230 000, 230 000, 380
000, 300 000, 260 000, and 240 000, respectively.

     The average daily volumes of the ADRs traded on the New York Stock Exchange for each of the third and fourth quarters of the year ended 2000 were approximately 1 873 and 2 504, respectively.

     The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all which supply such data to its customers, subscribers and other information providers.

Trading Practices and Procedures on the Swiss Exchange

     The Swiss Exchange is a private organization comprised of 102 members. As of December 31, 2000, 252 Swiss companies and 164 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

     The Swiss Exchange is an order-driven exchange system. Transactions on the Swiss Exchange are transmitted electronically via a high-speed computer processing center. Trading is divided into three separate phases: pre-opening, opening and continuous trading. During the pre-opening phase, the system is available for entries into the order book, inquiries and reporting off-exchange transactions, which are subject to additional regulations. During the opening phase, the system fixes the opening price for the particular security. During the continuous trading phase orders are matched. The Swiss Exchange interrupts, for limited periods, trading in a security that is subject to significant price fluctuation during a particular trading period.

     The aggregate market value of domestic equity securities listed on the Swiss Exchange as of December 31, 2000, was CHF 2 117 billion. As of December 31, 2000, the 10 largest companies in terms of market capitalization represented CHF 909 billion or approximately 43 percent, of the Swiss Exchange's aggregate market capitalization. Average monthly trading volume during 2000 was CHF 99.1 billion.

Item 10. Additional Information.

Memorandum and Articles of Incorporation ("Articles")

     Set out below is a summary of certain provisions of the Company's Articles and of the Swiss Code of Obligations relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to the Articles, which are an exhibit to this registration statement, and Swiss law.

     Purpose of the Company

     Section 2 of the Company's Articles establishes that the purpose of the Company is the acquisition, holding and disposition of enterprises which are also active in the area of specialty chemicals. The Company may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad and finance other companies.

     Conflict of interest

     Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the Company and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. The breach of these provisions entails personal liability for the directors and officers towards the Company. Swiss law also provides that payments made to a shareholder or a director or any person(s) associated therewith other than at arm's length must be repaid to the Company if the shareholder, director or associated person(s) has or have acted in bad faith. In addition, the by-laws of the Company provide that the Members of the Board of Directors are required to abstain from voting on matters which relate to their own personal interests or to the interests of legal or natural persons with whom they are associated.

     Directors

     According to Section 25 of the Articles, the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of Shareholders by law or by Articles of Incorporation. The power to borrow falls within the competencies of the Board of Directors which has delegated part of this power to the Finance Committee. Exercise of this power does not require shareholder approval. Neither Swiss law nor the Articles restrict in any way the Company's power to borrow or otherwise raise funds.

     Members of the Board retire upon their sixty-fifth birthday. The retirement is effective on the date of the next Ordinary Shareholders Meeting. Under special circumstances the Board can make exceptions to this rule. Both Swiss law and the Articles require that the Directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.

     Dividends

     Swiss law requires that at least 5 percent of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20 percent of the Company's nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders' meeting usually approves the dividend proposal of the Board. Dividends are usually due and payable three business days after the shareholders' resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 10 each. Therefore, all shareholders are entitled to equal dividends. According to section 30 of the Articles, dividends which have not been claimed for within five years after the due date fall back to the Company and would be allocated to the general reserves.

     The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company's financial performance and other relevant factors. The Board has adopted a policy on the proposal of dividends which will provide shareholders with dividend growth in line with the underlying growth in the earnings of the Company. At the shareholders' meeting that was held on April 13, 2000, a dividend of CHF 2.00 per share was approved in respect of the fiscal year 1999.

     The Shares

     Each Share carries one vote at the shareholders' meetings of the Company. Voting rights may be exercised only after a shareholder has been recorded in the Company's share register (Aktienbuch) as a shareholder with voting rights. The share register is maintained by the Company at its registered office. Registration with voting rights is subject to certain restrictions. The Company's board is staggered and there is cumulative voting for directors. See "-Transfer of Shares" and "-Shareholders' Meeting".

     Liquidation

     According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid in shareholding.

     Redemption provision

     Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if
(i) the Company has sufficient free reserves to pay the purchase price and
(ii) the aggregate nominal value of such shares does not exceed 10 percent of the nominal share capital of the Company. Shares held by the Company and its subsidiaries do not have any voting rights. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares. Long-term share buy-backs by the Company may be subject to certain adverse tax consequences in Switzerland.

     Sinking fund provision

     If liabilities exceed assets, the Board of Directors must notify the competent court at the registered office of the Company thereof.

     Further capital calls by the Company

     Since all of the Company's issued and outstanding Shares have been fully paid in, the Company has no further capital calls.

     Transfer of Shares

     The transfer of Shares (for as long as they are book-entry Shares) is affected by an entry in the books of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to the Company. In the event that the Shares are printed, the transfer is effected by delivery of the endorsed Share certificate. The right to exercise voting rights with regard to the Shares further requires that the name of the purchaser be registered in the share register (Aktienbuch) of the Company. Failing such registration, the purchaser may not vote at shareholders' meetings.

     There are no restrictions on the transfer of Shares. However, no shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company's share capital. A shareholder purchasing more than 2 percent of the Company's share capital will be recorded in the Company's share register for the Shares in excess of 2 percent of the Company's share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess shares to be registered with voting rights. For purposes of the 2 percent rule, natural persons and/or legal entities acting in concert are considered to be one shareholder.

     A purchaser of Shares will be recorded in the Company's share register if the purchaser discloses its name, citizenship and address and gives a declaration that it has acquired the Shares in its own name and for its own account. The Articles provide that shareholders may register their Shares in the name of a nominee approved by the Company, including Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), Citibank, N.A., as operator of Clearstream Banking, societe anonyme ("Clearstream Luxembourg"), and the Depositary, and may exercise their voting rights by giving instructions to such nominee to vote on their behalf. However, the Company has agreed to exempt the Depositary and the custodian and their respective nominees, if any (but no individual Holder or Beneficial Owner of ADSs), from the 2 percent limitation in respect of Deposited Securities held in connection with the ADR facility created by the Deposit Agreement to the extent that (a) the Depositary requires each Holder who provides voting instructions to the

Depositary upon the terms of the Deposit Agreement to certify (the "Voter Certification") that (i) such Holder does not beneficially own, directly or indirectly, more than 2 percent of the share capital of the Company in the form of Shares or ADSs and (ii) neither such Holder nor any of its affiliates has filed, or is under any obligation to file, a Schedule 13D or 13G under the Exchange Act in respect of the Shares or the ADSs (if any such Holder fails to provide such Voter Certification to the Depositary, the Depositary will disregard any voting instructions received from such Holder unless otherwise instructed by the Company), and (b) the Deposited Securities held in the ADR facility do not exceed the 5 percent limitation. See "-Description of the ADSs-Voting of Deposited Securities".

     Mandatory Bid Rule

     Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3 percent of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders. A mandatory takeover bid must be made under certain rules (including rules with respect to price and procedures) set forth in the Swiss Stock Exchange Act.

     Shareholders' Meeting

     Under Swiss law, an annual, ordinary shareholders' meeting must be held within six months after the end of the Company's business year. Shareholders' meetings may be convened by the Board or, if necessary, by the statutory auditors. The Board is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if so requested by holders of Shares holding in aggregate at least 10 percent of the nominal share capital of the Company. Shareholders holding Shares with a nominal value of a least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. A shareholders' meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting.

     There is no provision in the Articles or under Swiss law requiring a quorum for the holding of shareholders' meetings.

     Resolutions generally require the approval of the "majority" of the Shares represented at a shareholders' meeting (i.e. a simple majority of the Shares represented at the shareholders' meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders' meeting with the affirmative vote of at least two-thirds of the Shares represented at such meeting is required for (i) any change to the Company's business purpose, (ii) the creation of shares with privileged voting rights, (iii) the creation of restrictions on the transferability of registered shares, or elimination of the transfer restrictions described above (see "- Transfer of Shares"), (iv) an authorized or conditional increase in the Company's share capital, (v) an increase in the Company's share capital by way of capitalization of reserves (Kapitalerhoehung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges, (vi) the restriction or elimination of preemptive rights of shareholders, (vii) a relocation of the domicile of the Company or (viii) the dissolution of the Company other than by liquidation (for example, by way of a merger). In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

     The shareholders at a shareholders' meeting also have the power to vote on amendments to the Articles, to elect the members of the Board and the statutory auditors, to approve the annual report and the annual Company accounts, to set the annual dividend, to grant the members of the Board and management discharge from liability for matters disclosed to the shareholders' meeting, and to order an independent investigation into the specific matters proposed to the shareholders' meeting (Sonderpruefung).

     At shareholders' meetings, shareholders can be represented by proxy but only by another shareholder, a proxy appointed by the Company, an independent representative nominated by the Company or a depositary institution. Proxy may also be given to the legal representative of the shareholder. Subject to certain exceptions set forth in the Articles, no shareholder (or group of shareholders acting in concert) may represent more than 5 percent of the Company's share capital at any shareholders' meeting. For purposes of this 5 percent limit, natural persons and/or legal entities acting in concert are considered to be one shareholder. The 5 percent limit does not apply to banks exercising proxies granted by their customers, to shareholders' representatives acting under statutory rules or to nominees, provided such nominees comply with the disclosure requirement discussed above (see "-Transfer of Shares"). Votes are taken on a show of hands unless it is resolved at the shareholders' meeting to have a ballot or such ballot is ordered by the Chairman of the meeting.

     Preemptive Rights

     Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval at the shareholders' meeting. Shareholders of the Company have certain preemptive rights to subscribe for new issues of Shares in proportion to the nominal amount of Shares held. A resolution adopted at a shareholders' meeting with a two-thirds majority may, however, limit or suspend preemptive rights in certain limited circumstances.

     At the 1998 shareholders' meeting, the shareholders of the Company authorized the Board to issue from time to time up to two million Shares for the purpose of accommodating options and conversion rights granted to the Company's employees and excluded the subscription rights of the holders of the Shares regarding thereto.

     At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional Shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional Shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At the annual general meeting held on April 13, 2000, the shareholders consented to extend this authorization for another two years.

     In addition to the above, the shareholders also authorized the Board to issue from time to time up to four million additional Shares in connection with the execution of option and conversion rights and to exclude the subscription rights of the holders of Shares regarding thereto.

     Notices

     Notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette. The Board may designate further means of communication for publishing notices to shareholders.

     Duration and Liquidation

     The Articles do not limit the Company's duration.

     The Company may be dissolved at any time by a shareholders' resolution which must be passed by (i) a simple majority of the Shares represented at the meeting if the Company is being dissolved by way of liquidation and
(ii) two-thirds of the Shares represented at the meeting if the Company is being dissolved for other reasons (for example, in a merger where the Company is not the surviving entity).

     Under Swiss law, any surplus arising out of a liquidation (after settlement of all claims of creditors) is distributed to shareholders in proportion to the paid-up nominal value of Shares held.

     Disclosure of Principal Shareholders

     Under the applicable provisions of the Swiss Stock Exchange Act, shareholders (and groups of shareholders acting in concert) who own shares or other securities representing more than 5 percent, 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange are required to notify the company and the Swiss Exchange of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the company is required to inform the public. The same disclosure obligation applies to subsequent reductions in the holding of voting rights below the thresholds described above.

     An additional disclosure obligation exists under Swiss corporate law pursuant to which the Company must disclose the identity of all of its shareholders (or related groups of shareholders) who hold more than 2 percent of its voting rights (i.e. shareholders owning shares in excess of the limit set forth in the Articles; see "- Transfer of Shares"). Disclosure of shareholders owning more than 2 percent but less than 5 percent of the voting rights in the Company must only be made once a year in the notes to the financial statements published in the annual report.

Material Contracts

     Pursuant to Second Amended and Restated Deposit Agreement (including all exhibits thereto, the "Deposit Agreement") dated as of August 2, 2000 among the Company, Citibank, N.A., and the registered holders ("Holders") and beneficial owners ("Beneficial Owners") from time to time of the ADRs of the Company, ADRs evidencing ADSs are issuable by Citibank on behalf of the Company. Each ADS represents the right to receive one-half of one Share deposited under the Deposit Agreement (together with all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the "Deposited Securities"). Shares will be deposited to an account maintained by Citibank, N.A., Zurich Branch, as the custodian and agent of the Depositary in Switzerland (the "Custodian"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as the absolute owners of such ADRs.

     Polymers Transaction Agreement

     On May 31, 2000, the Company sold its Performance Polymers business to Vantico No. 3 S.A., a company established by Morgan Grenfell Private Equity, the private equity arm of Deutsche Bank AG, and certain additional joint venture partners. Total gross proceeds from the sale were CHF 1.6 billion, including the assumption of approximately CHF 160 million in net debt.

     EMTN Program

     In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals PLC, Ciba Spezialitaetenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company, and is updated annually, the last time on June 16, 2000. As of December 31, 2000, CHF 1 035 million was outstanding indebtedness of the Company under the program.

Exchange Controls

     There are no legislative or other legal provisions currently in force in Switzerland or arising under the Articles of Association of the Company (the "Articles") restricting the export or import of capital, including, but not limited to, the availability of cash and cash equivalents for use by the Company's group, or that affect the remittance of dividends, interest or other payments to nonresident holders of securities of the Company. Cash dividends payable in Swiss francs on Shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or the Company's Articles on the right of non-Swiss residents to hold or vote the Shares or ADSs, except that under the Articles, both resident and non-resident holders of Shares and ADSs (acting as individuals or as a group) may not be entered into the Company's share register as a shareholder with voting rights or be permitted to exercise voting rights with respect to more than 2 percent of the share capital of the Company.

Taxation

Swiss Taxation

     Swiss Tax Consequences of Holding Shares or ADSs

     The following is a summary of the material Swiss tax consequences of the ownership of Shares or ADSs, in particular by United States holders (as defined below; see "-United States Taxation"). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of Shares and ADSs. In particular, the summary does not address the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold Shares or ADSs as part of a straddle or hedging or a conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders of 10 percent or more in voting power or value of the Shares and ADSs. With respect to United States holders, this discussion generally applies only to such holders who hold Shares or ADSs as a portfolio investment.

     The description of the Swiss and United States tax laws and practices set forth below is based on the statutes, regulations, rulings, judicial decisions and other authorities as in force and as applied in practice on the date of this Annual Report and is subject to changes to those laws and practices, subsequent to that date, which changes could be made on a retroactive basis.

     It is assumed for purpose of this summary that a United States holder is entitled to the benefits of the Swiss-American Treaty on Double Taxation (the "Treaty"). A United States holder would generally be eligible for the benefits of the Treaty. However, certain exceptions apply, including (a) United States citizens or residents that do not have a substantial presence, permanent home or habitual abode in the United States, and (b) United States corporations that fail to satisfy the "limitations on benefits" provisions of Article 22 of the Treaty because of the nature of their activities in the United States and the nature of their shareholders.

     Swiss Withholding Tax On Dividends and Distributions

     Dividends paid and similar cash or in kind distributions made by the Company to a holder of Shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax (the "Withholding Tax") at a rate of 35 percent. The Withholding Tax must be withheld by the Company from the gross distribution and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his personal tax return.

     An individual or corporation that is a resident of a country other than Switzerland and that owns or is deemed to own Shares or ADSs will be subject to the 35 percent Withholding Tax if no tax treaty applies. However, such an individual or corporation could be eligible for a partial exemption or refund of the Withholding Tax if a tax treaty is in effect between such individual's or corporation's country of residence and Switzerland. Switzerland has concluded such treaties with the United States, Canada, Japan, all European Union member states and certain other countries.

     The Depositary intends to make use of informal procedures under which it will submit a certificate to the Swiss tax authorities in respect of all United States holders who have provided certifications of their entitlement to Treaty benefits. So long as these procedures remain available it generally should be possible for qualifying United States holders to recover on a timely basis Withholding Tax in excess of the 15 percent rate as provided in the Treaty. There can be no assurance that these informal procedures will remain available.

     Alternatively, a United States holder that qualifies for Treaty benefits (a "United States resident") may apply on an individual basis for a refund of the Withholding Tax withheld in excess of the 15 percent Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82, which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form may be filed no earlier than July 1 or January 1 following the dividend date but no later than December 31 of the third year following the calendar year that includes the dividend date. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

     Stamp Duties upon Transfer of Securities (Umsatzabgabe)

     The sale of Shares may be subject to a Swiss securities transfer stamp duty of 0.15 percent calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act.

     A non-resident holder of Swiss shares will not be liable for any Swiss taxes other than the Withholding Tax described above and the Swiss Securities transfer stamp duty if the transfer occurs through or with a Swiss Bank or other Swiss securities dealer. If, however, the Shares can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland during the relevant tax year, the Shares may be subject to Swiss taxes generally.

United States Taxation

     The following is a general summary of certain United States federal income tax consequences of the purchase, ownership, and disposition of Shares and ADSs.

     For purposes of this discussion, a "United States holder" means any individual, citizen or resident of the United States for United States federal income tax purposes, corporations created or organized under the laws of the United States or any state thereof or the District of Columbia, or estates or trusts which are residents in the United States for United States federal income tax purposes, in each case who:

     (i) is not also resident of, or ordinarily resident in Switzerland for Swiss tax purposes;
     (ii) is not engaged in a trade or business in Switzerland through a permanent establishment; and
     (iii) does not own, directly, indirectly or by attribution, 10 percent or more of the Shares (by vote or value).

     This summary is of a general nature only and does not discuss all aspects of United States and Swiss taxation that may be relevant to a particular investor. This summary deals only with Shares and ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, United States holders whose functional currency is not the U.S. dollar and certain United States holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of United States holders who own, directly, or by attribution, one or more of the Company's outstanding classes of voting stock in the event that the Company were to be classified as a "Controlled Foreign Corporation" for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at December 31, 1999. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

     Owners of ADSs are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, of the ownership of ADSs and Shares applicable to their particular tax situations.

     For purposes of tax treaties and United States tax laws, United States holders will be treated as the owners of the Shares represented by ADSs.

     United States Income Tax on Dividends

     The gross amount of any dividends received with respect to the ADSs or Shares (including amounts withheld in respect of the Withholding Tax) generally will be subject to United States federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. For this purpose, a "dividend" will include any distribution paid by the Company with respect to the ADSs or Shares, as the case may be, but only to the extent such distribution is not in excess of the Company's current and accumulated earnings and profits as defined for United States federal income tax purposes. Any distribution that exceeds the Company's earnings and profits will be treated as a nontaxable return of capital to the extent of the United States holder's tax basis in the ADSs or Shares and thereafter as capital gain. Dividends paid in Swiss francs will be includable in the income of United States holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the holder, or in the case of Shares held in ADS form, by the Depositary. If dividends paid in Swiss francs are converted into U.S. dollars on the date of receipt, holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

     Subject to generally applicable limitations under United States tax law, the non-recoverable portion of the Withholding Tax (at the 15 percent rate as provided in the Treaty) will be treated as a foreign income tax that is eligible for credit against a holder's United States federal income tax liability or, at the holder's election, may be deducted in computing taxable income.

     United States residents that receive a Treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the refund (in U.S. dollars) received by the United States resident differs from the

U.S. dollar equivalent of the Treaty refund on the date the dividends were received by the United States resident or (in the case of ADSs) the Depositary.

     United States Capital Gains Tax upon Disposal of ADSs or Shares

     Gains realized by a United States holder on the sale or other disposition of ADSs or Shares generally will be subject to United States federal income taxation as capital gain, and generally will be treated as United States source income. A United States holder will recognize capital gain or loss on the disposition of ADSs or Shares equal to the difference between the amount realized upon the disposition and the United States holder's tax basis in the ADSs or Shares. Such capital gain will be long-term capital gain if the ADSs or Shares were held for more than one year. Deposits and withdrawals of Shares in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

     United States Information Reporting and Backup Withholding Obligations

     Dividends paid on ADSs or Shares to a United States person are generally subject to information reporting and may be subject to backup withholding at the rate of 31 percent unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     Dividends paid on ADSs or Shares to a holder that is not a United States person are generally exempt from information reporting and backup withholding under current law. However, such a holder may be required to provide a certification to ensure such exemption.

Documents on Display

     The following documents referred to herein can be obtained from the Company at its registered office at Klybeckstrasse 141, 4002 Basel, Switzerland.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk due to fluctuating foreign currency exchange rates and interest rates

     As a result of its global operating and financial activities, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. The Company actively manages the resulting exposure through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. In accordance with the written policies of the Company, such instruments are used only as risk management tools and not for speculative or trading purposes. The Company's written policy with respect to the use of risk management tools has not changed since 1997.

     The Company collects global expected cash flows information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company's exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company's primary net foreign currency market exposures include the U.S. dollar, the Euro, the British pound and the Japanese yen. In 2000, the Company's hedging activities have been to a large extent focused on the U.S. dollar, while hedging activities on the Euro (or its legacy currencies) have been limited. The Company's British pound and Japanese yen exposures have been hedged selectively and on a case-by-case basis.

     The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2000, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company's financial instruments of CHF 123 million. Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company's financial instruments of CHF 124 million as of December 31, 2000. More than 80 percent of the changes in fair values refer to foreign currency forwards and swaps designed to hedge intercompany positions. As the impact of offsetting changes in the fair value of such intercompany positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company's actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.

     The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and less so through its investments. The Company utilizes borrowings denominated in Swiss francs and in foreign currencies to fund its working capital and investment needs. The majority of short-term borrowings are in foreign currencies and floating interest rate instruments whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate instruments with the objective of achieving a mix which is appropriate both in terms of risk and cost. To manage this mix effectively, the Company, selectively, enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

     There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2000, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 42 million. The assumption is that all debt would be impacted by this hypothetical one percentage point increase, no matter whether actual interest is based on a fixed or a floating rate agreement.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

                                  PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. [Reserved].

Item 16. [Reserved].

                                  PART III

Item 17. Financial Statements.

     The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements.

     See pages F-1 through F-37

Item 19. Exhibits.

     (a) The following consolidated financial statements, together with the auditors' report of Arthur Andersen AG, are filed as part of this registration statement:

                                                                          Page
                                                                          ----
      Index to Consolidated Financial Statements....................       F-1
      Report of Independent Auditors................................       F-2
      Consolidated Financial Statements:
      Consolidated Statements of Income for the Years ended
        December 31, 2000, 1999 and 1998............................       F-3
      Consolidated Balance Sheets at December 31,
        2000 and 1999...............................................       F-4
      Consolidated Statements of Cash Flows for the Years
        ended December 31, 2000, 1999 and 1998......................       F-5
      Consolidated Statements of Changes in Shareholders' Equity
        for the Years ended December 31, 2000, 1999 and 1998........       F-6
      Business Segment Data.........................................       F-7
      Geographic Data...............................................       F-11
      Notes to the Consolidated Financial Statements................       F-13
--------------------------------------------------------------------------------

     All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     (b)  Documents filed as exhibits to this registration statement:

   **1.1 Articles of Association of Ciba Specialty Chemicals Holding Inc. dated April 13, 2000.

   **1.2  Specimen share certificate of Ciba Specialty Chemicals Holding
          Inc.

    *2.1  Second Amended and Restated Deposit Agreement dated as of August 2, 2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.
------------------

    *2.2  Form of American Depositary Receipt of Ciba Specialty
          Chemicals Holding Inc.

     4.1  EMTN Programme Agreement in respect of a USD 2 billion Euro
          Medium Term Note Programme dated June 16, 2000, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Spezialitaetenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., UBS AG and the additional parties named therein.

     4.2 EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated June 16, 2000, by each of Ciba
          Specialty Chemicals Corporation, Ciba Specialty Chemicals PLC, Ciba Spezialitaetenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS AG.

     4.3 EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated June 16, 2000, by Ciba Specialty Chemicals Holding Inc.

     4.4 EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated June 16, 2000, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Spezialitaetenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The Chase Manhattan Bank and Chase Manhattan Bank Luxembourg S.A.

   **4.5 Subscription Agreement relating to US $687,000,000 1.25 per cent Guaranteed Convertible Bonds due 2003, dated July 23, 1998, by Ciba Specialty Chemicals Investment Ltd.

   **4.6 Trust Deed constituting US $687,000,000 1.25 per cent Guaranteed Convertible Bond due 2003, dated July 24, 1998, among Ciba Specialty Chemicals Investment Ltd., Ciba Specialty Chemicals Holding Inc., and The Law Debenture Trust Corporation p.l.c.

   **4.7 Paying and Conversion Agency Agreement, dated July 24, 1998, among Ciba Specialty Chemicals Investment Ltd., Ciba Specialty Chemicals Holding Inc., The Chase Manhattan Bank and others.

     The total amount of long-term debt securities of the Company or of its subsidiaries authorized under any other instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the Commission, upon its request, a copy of any instruments defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

    **4.8 Master Spin-off Agreement dated December 20, 1996, between Novartis
          AG and Ciba Specialty Chemicals Holding Inc.

    **4.9 Transaction Agreement re: Sale of the Performance Polymers division to Morgan Grenfell Private Equity dated December 14, 1999, by and between Ciba Specialty Chemicals Holding Inc. and Avanti N03.

   **4.10 Strategic Alliance Agreement dated September 29, 1995, between
          Ciba Specialty Chemicals Holding Inc. and Hexcel Corporation.

     8.1 List of Subsidiaries

     ----------------------
     * Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form F-6, filed July 24, 2000. (File No. 082-04541)

     ** Incorporated by reference to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form 20-F (Amendment No. 2), filed August 1, 2000. (File No. 082-04541)

Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ciba Specialty Chemicals Holding Inc. certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Ciba Specialty Chemicals Holding Inc.,


                                     By: /s/ Michael Jacobi
                                         ------------------------------------
                                         Name: Michael Jacobi
                                         Title: Chief Financial Officer

Date:  February 21, 2001

Ciba Specialty Chemicals
Index to Consolidated Financial Statements


                                                                           Page

Report of Independent Auditors............................................  F-2

Consolidated Statements of Income for the Years ended
     December 31, 2000, 1999 and 1998.....................................  F-3

Consolidated Balance Sheets at December 31, 2000 and 1999.................  F-4

Consolidated Statements of Cash Flows for the Years ended
     December 31, 2000, 1999 and 1998.....................................  F-5

Consolidated Statements of Shareholders' Equity for the Years ended
     December 31, 2000, 1999 and 1998.....................................  F-6

Business Segment Data.....................................................  F-7

Geographic Data........................................................... F-11

Notes to Consolidated Financial Statements................................ F-13

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (a Swiss corporation) and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000, appearing on pages F-3 to F-37 of this Annual Report. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ciba Specialty Chemicals Holding Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN AG



Eric G. Ohlund                         Markus Schweizer

Basel, Switzerland, January 19, 2001

CIBA SPECIALTY CHEMICALS
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Swiss francs except share and per share data)

YEAR ENDED DECEMBER 31,                               Notes        2000        1999         1998
------------------------------------------------------------------------------------------------

Net sales                                                         7 902       7 244       6 632
Cost of goods sold                                                5 333       4 956       4 546
------------------------------------------------------------------------------------------------
GROSS PROFIT                                                      2 569       2 288       2 086
Selling, general and administrative                               1 425       1 341       1 103
Research and development                                            293         256         249
Amortization of goodwill                                             86          74          54
Income from earnings of equity affiliates               8          (113)        (15)        (78)
Restructuring and special charges                      10             2           0       1 286
------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                             876         632        (528)
Interest expense                                                   (265)       (295)       (327)
Interest income                                                      56          30          47
Other financial expense, net                                        (14)         (5)        (67)
Minority interest                                                    (7)         (7)          2
------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES                                                        646         355        (873)
Provision for income taxes                             13           228         117          98
------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                            418         238        (971)
------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX  3             0          87         (13)
GAIN ON SALE OF DISCONTINUED OPERATIONS, NET OF TAX     3            34           0           0
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                   452         325        (984)
------------------------------------------------------------------------------------------------

Per share data:                                        18

BASIC EARNINGS (LOSS) PER SHARE
   Continuing operations                                           6.31        3.58      (14.65)
   Discontinued operations                                         0.50        1.31       (0.20)
Net income (loss)                                                  6.81        4.89      (14.85)
------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE
   Continuing operations                                           6.31        3.58      (14.65)
   Discontinued operations                                         0.50        1.31       (0.20)
Net income (loss)                                                  6.81        4.89      (14.85)
------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic                                                        66 311 879  66 454 357  66 293 130
Diluted                                                      66 311 879  66 462 898  66 293 130
------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs except share and per share data)

DECEMBER 31,                                      Notes     2000          1999
------------------------------------------------------------------------------

ASSETS
------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                  1 179           413
Short-term investments                                        68            58
Accounts receivable, net                            4      1 188         1 241
Inventories                                         5      1 695         1 660
Prepaid and other current assets                             667           574
Net current assets of discontinued operations       3          0           326
------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       4 797         4 272
------------------------------------------------------------------------------
Property, plant and equipment, net                  6      3 787         3 914
Goodwill and other intangible assets, net           7      2 240         2 292
Financial investments                               8        344           553
Other assets                                                 937           788
Net long-term assets of discontinued operations     3          0           588
------------------------------------------------------------------------------
TOTAL ASSETS                                              12 105        12 407
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                             568           561
Short-term debt                                    11        371         1 174
Income taxes payable                                          32            55
Accruals and other current liabilities              9      1 431           821
------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  2 402         2 611
------------------------------------------------------------------------------
Long-term debt                                     12      3 859         4 265
Deferred income taxes                              13        317           321
Other liabilities                                  14      1 723         1 514
Minority interest                                             50            58
------------------------------------------------------------------------------
TOTAL LIABILITIES                                          8 351         8 769
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                               15
Common stock(1)                                              721           721
Additional paid-in capital                                 3 955         3 941
Retained earnings                                           (324)         (642)
Accumulated other comprehensive income                      (116)           60
Treasury stock, at cost(2)                                  (482)         (442)
------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                 3 754         3 638
------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                12 105        12 407
------------------------------------------------------------------------------
(1) Par value CHF 10 per share - 82 130 117 shares authorized and 72 130 117 shares issued in 2000 and 1999.
(2)  In 2000: 6 061 434 treasury shares; in 1999: 5 675 119 treasury shares.

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
CONSOLIDATED STATEMENTS OF CASH FLOW
(in millions of Swiss francs except share and per share data)

YEAR ENDED DECEMBER 31,                                            2000    1999   1998
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   452     325   (984)
Deduct net income (loss) from discontinued operations, net of tax    34      87    (13)
---------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                            418     238   (971)

Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
   Depreciation and amortization                                    470     454    418
   Deferred income taxes                                            179      35     33
   Unremitted earnings of equity affiliates                         (88)      4    (66)
   Restructuring and special charges                                  2       0  1 286
   Restructuring payments                                           (35)   (148)  (270)
   Gain on sale / disposal of assets, net                           (15)    (22)  (122)
   Minority interest and other non-cash items, net                   38     (75)    (6)
Changes in operating assets and liabilities:
   Short-term investments                                           (10)     (4)     4
   Accounts receivable, net                                          37      (1)   145
   Inventories                                                      (45)    149    111
   Accounts payable                                                  (8)     45    (20)
   Other operating assets and liabilities                            87     231   (187)
---------------------------------------------------------------------------------------
Net cash provided by continuing operations                        1 030     906    355
Net cash provided by discontinued operations                          1     174    165
---------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         1 031   1 080    520
---------------------------------------------------------------------------------------

Cash flows from investing activities
Capital expenditures                                               (249)   (267)  (396)
Proceeds from sale of assets                                         39      35     15
Sale (acquisition) of businesses, net of cash                     1 566      70 (3 539)
Loans and other long-term assets                                    (81)     67    (54)
Discontinued operations                                              (4)    (36)   (50)
---------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               1 271    (131)(4 024)
---------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt, net                        (844)   (915)     9
Proceeds from long-term debt                                          4     330  3 829
Repayments of long-term debt                                       (499)    (49)  (544)
Dividends paid                                                     (133)   (133)  (133)
Treasury stock transactions                                         (40)      0    (70)
Other                                                                 4       2      6
---------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES              (1 508)   (765) 3 097
---------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS        (28)     23    (31)
---------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                766     207   (438)
---------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                        413     206    644
Cash and cash equivalents, end of year                            1 179     413    206
---------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest                                             (260)   (328)  (306)
Cash paid for income taxes                                          (72)    (95)   (66)
---------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions of Swiss francs except share and per share data)

                                                                          ACCUMULATED   TREASURY TREASURY
                                                    ADDITIONAL                  OTHER     STOCK:   STOCK:
                                             COMMON    PAID-IN RETAINED COMPREHENSIVE UNRESERVED RESERVED
                                       Notes  STOCK    CAPITAL EARNINGS        INCOME     SHARES   SHARES  Total
-----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                   721      3 931      282            (9)      (101)    (271)  4 553
-----------------------------------------------------------------------------------------------------------------
Net (loss)                                                        (984)                                     (984)
Currency translation adjustments                                                (118)                       (118)
Unrealized gain on available-for-sale
   securities, net of tax                                                          5                           5
-----------------------------------------------------------------------------------------------------------------
Comprehensive (loss)                                              (984)         (113)                      (1097)
Cash dividends declared and paid(1)                               (133)                                     (133)
Treasury stock transactions               15                                                (63)      (7)    (70)
Other                                                      (1)       0                                        (1)
-----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                   721      3 930     (835)         (122)      (164)    (278)  3 252
-----------------------------------------------------------------------------------------------------------------
Net income                                                         325                                       325
Currency translation adjustments                                                 180                         180
Unrealized gain on available-for-sale
    securities, net of tax                                                         1                           1
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                               325           181                         506
Cash dividends declared and paid(1)                               (133)                                     (133)
Treasury stock transactions               15                                                118     (118)      0
Other                                                      11        1             1                          13
-----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                   721      3 941     (642)           60        (46)    (396)  3 638
-----------------------------------------------------------------------------------------------------------------
Net income                                                         452                                       452
Currency translation adjustments                                                (177)                       (177)
Unrealized gain on available-for-sale
   securities, net of tax                                                          0                           0
Realization of previously unrealized
   loss on available-for-sale
   securities, net of tax                                                          1                          1
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                               452          (176)                        276
Cash dividends declared and paid(1)                               (133)                                     (133)
Treasury stock transactions               15                                                (26)     (14)    (40)
Other                                                      14       (1)            0                          13
-----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                   721      3 955     (324)         (116)       (72)    (410)  3 754
-----------------------------------------------------------------------------------------------------------------
(1)Cash dividends declared and paid were CHF 2.00 per share in 2000, 1999 and 1998.

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
BUSINESS SEGMENT DATA
(in millions of Swiss francs except share and per share data)

     The segment data includes certain non-U.S. GAAP financial indicators which form part of the Company's value based management reporting system and that are used by management for purposes of analyzing the results of operations and financial condition of the Company and its reportable segments. These financial indicators are derived from U.S. GAAP financial items. Such indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and economic profit.

     Management believes these financial indicators to be an important measure of comparative operating performance for the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

     The Company's reportable segments are divisions that develop, manufacture and market different products and services. They are managed separately because each division has different technology and marketing strategies.

     The accounting policies of the segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, corporate related items, and certain other net expenses not allocated to reportable segments. All intersegment sales between subsidiaries are based on market price.

     Beginning in 2000, compensation expense relating to the interest portion of pension costs for unfunded pension plans has been allocated to the divisions. Previously, this amount was recorded as a corporate expense. In addition, in 2000 accruals and other current liabilities attributable to the divisions have been allocated to the division and are included as a component of net operating assets. Previously, they were recorded as non-operating net assets. While these reclassifications have no impact on net income or net assets of the Company, divisional EBIT, EBITDA and economic profit have been adjusted accordingly. Amounts reported for the previous periods have been reclassified to conform to the 2000 presentation.

     As of December 31, 2000, the Company had three reportable segments:
Additives, Colors and Consumer Care. On May 31, 2000, the Company completed the sale of its Performance Polymers business and therefore, excluded it from the segment data. (See Note 3.)

     In 1999, Additives, under a program to realign the Company's businesses, was enlarged through the addition of the Company's water treatments operations. Water Treatments became one of the business units within the Additives division. This strategic realignment is intended to better utilize resources in order to grow the business and to achieve further synergies. Supplemental financial data for the Additives business excluding Water Treatments, and the Water Treatments business unit has been presented in the business segment data to provide additional transparency of the division's results.

     In the second half of 1998, the Company, as part of a business realignment, created the "Colors" division to strengthen the focus on the Company's core competencies in colors for industrial and consumer applications. This new division was established through the combination of the Company's Inks, Paints and Plastics business unit (principally the Company's former Pigments division) and the Textiles business unit (principally the Company's former Textile Dyes division excluding the dyeing and printing auxiliaries business which was transferred to the Consumer Care division).

     The segment data for 1999 and 1998, as previously reported, has been restated to conform with the effects of the above mentioned divisional realignments. The totals for all captions are equal to the historical figures as previously reported, since the restated data do not retroactively reflect potential impact on sales or costs.

     Additives are ingredients added in small quantities to polymers, fibers, coatings, lubricants, printing inks and photographic films and papers. The division's products prevent aging and corrosion and help improve appearance, durability and performance of finished goods, including automobiles, high-tech products and household appliances. The division's Water Treatments business unit offers products to help clean industrial and municipal effluent and to improve the efficiency of paper, mineral and oil processing.

     The Colors division provides colors to the inks, paints, plastics, textiles and fibers industries. Among its products are dyes and pigments for printing inks, automotive, industrial and decorative paints, plastics, digital printing, and for cotton, polyester, wool and polyamide. The division's products provide rich hues and long-lasting colors for clothing, curtains, carpets, automobiles, children's toys, magazines and other items.

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
BUSINESS SEGMENT DATA
(in millions of Swiss francs except share and per share data)

     Consumer Care division develops, manufactures and markets products for four end-use industries (i) home and fabric care, (ii) personal care, (iii) paper and (iv) textiles. Among its major product offerings into these industries are whiteners for detergents, paper and textiles products; antimicrobials for textile, home and fabric care and personal care products; UV (ultraviolet) absorbers for home and fabric care, personal care and textile products; specialty colors for paper and home and personal care products as well as for textile processing and finishing products for the textile industries.

                                                2000       1999       1998
---------------------------------------------------------------------------
NET SALES
Additives                                      3 740      3 443      2 921
   Additives excluding Water Treatments        2 644      2 426      2 199
   Water Treatments(1)                         1 096      1 017        722
Colors                                         2 620      2 396      2 344
Consumer Care                                  1 542      1 405      1 367
---------------------------------------------------------------------------
TOTAL NET SALES                                7 902      7 244      6 632
---------------------------------------------------------------------------
OPERATING INCOME
Additives                                        561        461        497
   Additives excluding Water Treatments          483        411        412
   Water Treatments(1)                            78         50         85
Colors                                           321        231        207
Consumer Care                                    184        146        149
Corporate and other expenses                    (188)      (206)       (95)
Restructuring and special charges                 (2)         0     (1 286)
---------------------------------------------------------------------------
TOTAL OPERATING INCOME (LOSS)                    876        632       (528)
---------------------------------------------------------------------------

EBITDA(2)
Additives                                        763        647        672
   Additives excluding Water Treatments          627        533        532
   Water Treatments(1)                           136        114        140
Colors                                           452        356        327
Consumer Care                                    239        203        206
Corporate                                       (106)      (120)       (30)
---------------------------------------------------------------------------
TOTAL EBITDA, BEFORE RESTRUCTURING AND
     SPECIAL CHARGES                           1 348      1 086      1 175
---------------------------------------------------------------------------

EBITDA margin(3)
Additives                                       20.4%      18.8%      23.0%
   Additives excluding Water Treatments         23.7%      22.0%      24.2%
   Water Treatments(1)                          12.4%      11.2%      19.4%
Colors                                          17.2%      14.9%      14.0%
Consumer Care                                   15.5%      14.4%      15.1%
Corporate                                          -          -          -
---------------------------------------------------------------------------
TOTAL EBITDA MARGIN, BEFORE RESTRUCTURING
     AND SPECIAL CHARGES                        17.1%      15.0%      17.7%
---------------------------------------------------------------------------
See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
BUSINESS SEGMENT DATA
(in millions of Swiss francs except share and per share data)


                                              2000          1999           1998
-------------------------------------------------------------------------------

ECONOMIC PROFIT(4)
Additives                                      236           162           203
   Additives excluding Water Treatments        239           188           185
   Water Treatments(1)                          (3)          (26)           18
Colors                                          67            (2)          (19)
Consumer Care                                   72            46            46
Corporate                                     (343)         (357)         (270)
-------------------------------------------------------------------------------
TOTAL ECONOMIC PROFIT (LOSS)                    32          (151)          (40)
-------------------------------------------------------------------------------

Depreciation and amortization
Additives                                      202           186           176
   Additives excluding Water Treatments        144           122           121
   Water Treatments(1)                          58            64            55
Colors                                         131           125           120
Consumer Care                                   55            57            57
Non-divisional depreciation and amortization    82            86            65
-------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION            470           454           418
-------------------------------------------------------------------------------

RESEARCH AND DEVELOPMENT EXPENDITURES
Additives                                      159           135           122
   Additives excluding Water Treatments        138           116           111
   Water Treatments(1)                          21            19            11
Colors                                          80            79            89
Consumer Care                                   54            42            38
-------------------------------------------------------------------------------
TOTAL RESEARCH AND DEVELOPMENT EXPENDITURES    293           256           249
-------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Additives                                      127           148           181
   Additives excluding Water Treatments         87            66            79
   Water Treatments(1)                          40            82           102
Colors                                          70            79           162
Consumer Care                                   48            34            31
Non-divisional capital expenditures              4             6            22
-------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                     249           267           396
-------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
BUSINESS SEGMENT DATA
(in millions of Swiss francs except share and per share data)


                                                           2000          1999
-----------------------------------------------------------------------------
NET ASSETS(5)
Net operating assets:
   Additives                                              2 806         2 678
      Additives excluding Water Treatments                1 936         1 790
      Water Treatments                                      870           888
   Colors                                                 2 463         2 537
   Consumer Care                                            962           896
   Shared net assets not allocated to divisions(6)        1 780         2 691
Non-operating net assets                                  1 793         1 023
-----------------------------------------------------------------------------
TOTAL NET ASSETS                                          9 804         9 825
-----------------------------------------------------------------------------

TOTAL ASSETS
   Operating assets:
   Additives                                              3 383         3 235
      Additives excluding Water Treatments                2 320         2 174
      Water Treatments                                    1 063         1 061
   Colors                                                 2 826         2 865
   Consumer Care                                          1 156         1 066
   Shared assets not allocated to divisions(6)            2 535         2 952
Non-operating assets                                      2 205         1 375
Net assets of discontinued operations                         0           914
-----------------------------------------------------------------------------
TOTAL ASSETS                                             12 105        12 407
-----------------------------------------------------------------------------
(1) The 1998 financial data for Water Treatments is presented for the nine-month period since April 1, 1998, the date of the Allied Colloids acquisition.
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(3) EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).
(4) Economic profit is determined by subtracting a capital charge from NOPAT. NOPAT (Net Operating Profit After Tax) is calculated as EBIT (operating income) before restructuring and special charges and amortization of goodwill, less a notional tax charge of 25 percent. A capital charge is calculated by multiplying the average invested capital (net assets) by the weighted average cost of capital ("WACC"). WACC is the weighted average cost associated with the Company's debt and equity. Currently this is approximately 7 percent.
(5) Net Assets (invested capital) is the sum of total assets, excluding net current assets of discontinued operations and net long-term assets of discontinued operations, less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) less deferred tax assets.
(6) Shared net assets and assets not allocated to divisions include the goodwill recognized in connection with the Allied Colloids acquisition.

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
GEOGRAPHIC DATA
(in millions of Swiss francs except share and per share data)

NET SALES TO CUSTOMERS                   2000          1999          1998
-------------------------------------------------------------------------

EUROPE
Germany                                   618           606           597
United Kingdom                            394           385           370
Italy                                     366           358           347
France                                    325           326           325
Rest of European Union                    899           865           818
Switzerland                                84            79            70
Rest of Europe                            227           207           201
-------------------------------------------------------------------------
TOTAL EUROPE                            2 913         2 826         2 728
-------------------------------------------------------------------------

WESTERN HEMISPHERE
United States of America                2 025         1 882         1 776
Canada                                    276           231           179
Central America                           247           206           181
South America                             388           301           308
-------------------------------------------------------------------------
TOTAL WESTERN HEMISPHERE                2 936         2 620         2 444
-------------------------------------------------------------------------

EASTERN HEMISPHERE
Japan                                     528           483           379
Region China                              413           318           238
Rest of Asia                              689           570           464
Australia and New Zealand                 158           161           129
Africa and Middle East                    265           266           250
-------------------------------------------------------------------------
TOTAL EASTERN HEMISPHERE                2 053         1 798         1 460
-------------------------------------------------------------------------
TOTAL NET SALES TO CUSTOMERS            7 902         7 244         6 632
-------------------------------------------------------------------------
Net sales to customers are based on the final destination of the sale.

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
GEOGRAPHIC DATA
(in millions of Swiss francs except share and per share data)


LONG-LIVED ASSETS                                          2000          1999
-----------------------------------------------------------------------------

EUROPE
Germany                                                     409           453
United Kingdom                                              679           738
Italy                                                       166           135
France                                                      135           152
Rest of European Union                                       62            84
Switzerland                                                 671           697
Rest of Europe                                                1             1
-----------------------------------------------------------------------------
TOTAL EUROPE                                              2 123         2 260
-----------------------------------------------------------------------------

WESTERN HEMISPHERE
United States of America                                  1 190         1 185
Canada                                                        8             9
Central America                                             108           104
South America                                                35            35
-----------------------------------------------------------------------------
TOTAL WESTERN HEMISPHERE                                  1 341         1 333
-----------------------------------------------------------------------------

EASTERN HEMISPHERE
Japan                                                        29            33
Region China                                                204           202
Rest of Asia                                                 58            50
Australia and New Zealand                                    22            26
Africa and Middle East                                       10            10
-----------------------------------------------------------------------------
TOTAL EASTERN HEMISPHERE                                    323           321
-----------------------------------------------------------------------------
TOTAL LONG-LIVED ASSETS                                   3 787         3 914
-----------------------------------------------------------------------------
Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

See Notes to Consolidated Financial Statements

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------------
COMPANY OPERATIONS

     Ciba Specialty Chemicals Holding Inc. and its wholly owned and majority-owned subsidiaries (the "Company") is a global leader in the discovery and manufacture of innovative materials that provide color, performance and care for plastics, coatings, fibers, fabrics and other products. The Company's products and services are also used to provide clean water and to treat industrial and municipal effluent.

BASIS OF CONSOLIDATION AND PRESENTATION

     The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50 percent ownership interest) are accounted for under the equity method of accounting. Investments in which the Company has less than a 20 percent ownership interest are accounted for under the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

FOREIGN CURRENCY TRANSLATION

     The Company's financial statements are prepared in Swiss francs (CHF million). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders' equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income.

CASH EQUIVALENTS

     All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS

     Short-term investments consist of securities that are traded in highly liquid markets. Since they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. Gains and losses are recorded in other financial income (expense) in the Consolidated Statements of Income.

FINANCIAL INSTRUMENTS

     The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and manage its interest rate exposures. Various risk exposures arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions are assessed and managed centrally by the Company's treasury function based on the Company's aggregate exposure. Under the Company's written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management, and may choose to partially or fully hedge exposures. The Company's hedging policy does not provide for the hedging of all positions on a permanent basis in cases when it is perceived that the costs outweigh the risks. The Company's risk management policies do not permit the utilization of financial instruments for trading purposes.

     A substantial portion of the Company's cash flows is denominated in foreign currencies. To hedge the balance sheet and revenue exposures associated with diminution in value of foreign currency cash flows, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. In order to lower the overall hedging costs, the Company may issue financial instruments on existing or future positions. Gains and losses

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

related to qualifying accounting hedges of existing assets or liabilities, firm commitments or anticipated transactions are deferred and are recognized in income or adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on instruments that do not qualify as accounting hedges are recognized in other financial income (expense) in the Consolidated Statements of Income.

     For interest rate swaps, the differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements in interest expense in the Consolidated Statements of Income.

ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical evidence of collectibility. This also includes an allowance for country specific transfer risks.

INVENTORIES

     The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (FIFO) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 10 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

     Property, plant and equipment acquired through finance lease arrangements are recorded as assets at their fair value at the date of acquisition and depreciated over the shorter of the useful life of the asset or the lease term. The corresponding obligation is shown as a liability in the Consolidated Balance Sheets.

GOODWILL AND INTANGIBLE ASSETS

     Goodwill and purchased intangible assets are capitalized at acquisition cost and amortized on a straight-line basis over the estimated periods to be benefited. This amortization period is determined individually for each asset and can range from 5 to 40 years. The Company assesses its goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the goodwill or the intangible asset, a loss is recognized for the difference between the fair value and carrying value of the goodwill or the intangible asset.

FINANCIAL INVESTMENTS AND OTHER ASSETS

     Financial investments and other assets comprise primarily investments in and loans to equity affiliates, investments in unconsolidated companies (less than 20 percent ownership) and prepaid pension costs.

     The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value with unrealized gains or losses, net of tax included in accumulated other comprehensive income in the Consolidated Balance Sheets.

REVENUE RECOGNITION

     Revenue is recognized upon shipment of goods to customers.

INCOME TAXES

     Provision for income taxes has been determined using the comprehensive liability method and consists of income taxes paid or payable plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Provision has been made for income taxes on the earnings of foreign operations that are expected to be remitted to the parent company. No accruals are made for unremitted earnings of operations that are intended to be

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES

     The measurement of environmental liabilities is based on evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. Any potential insurance recoveries are not offset against the liability. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

NEW ACCOUNTING STANDARDS

     Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Activities, an amendment to FASB Statement No. 133" which replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Under the statement, all derivatives, such as interest rate swap contracts and foreign exchange contracts, are recorded in the balance sheet as either an asset or liability and are measured at their fair market values. Changes in the derivative's fair value have to be recognized in income unless specific hedge accounting criteria are met, in which case the effect is recorded in accumulated other comprehensive income in shareholders' equity. Management estimates that the impact of the adoption will not have a material effect on the Company's 2001 results of operations and financial position.

RECLASSIFICATIONS

     Certain reclassifications to the 1999 and 1998 financial statements and related footnote amounts have been made to conform with the 2000 presentation.

2.  EXCHANGE RATES OF PRINCIPAL CURRENCIES
-------------------------------------------------------------------------
                             Statement of income         Balance sheet
                                 average rate           year-end rates
                             --------------------       -----------------
                              2000    1999   1998        2000        1999
---------------------------  --------------------       -----------------
   1   U.S. dollar    (USD)   1.69    1.50    1.45       1.67        1.58
   1   British pound  (GBP)   2.56    2.42    2.40       2.46        2.55
   1   Euro(1)        (EUR)   1.56    1.60      -        1.53        1.60
 100   German marks   (DEM)  79.62   81.82   82.37      77.97       81.92
 100   French francs  (FRF)  23.74   24.40   24.57      23.25       24.43
1000   Italian lira   (ITL)   0.80    0.83    0.84       0.79        0.83
 100   Japanese yen   (JPY)   1.57    1.32    1.11       1.48        1.53
-------------------------------------------------------------------------
(1) On January 1, 1999, eleven (2001: twelve) of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the Euro as their new common currency. The Euro trades on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. At January 1, 1999, the Swiss franc exchange rate to the Euro was 1.607.

3.  ACQUISITIONS AND DIVESTITURES
-------------------------------------------------------------------------
DIVESTMENT OF PERFORMANCE POLYMERS BUSINESS

     On December 14, 1999, the Company signed an agreement under which Morgan Grenfell Private Equity (MGPE), the private equity arm of Deutsche Bank AG, agreed to buy the Performance Polymers business. The results of operations of the Performance Polymers business for the period from December 14, 1999 to December 31, 1999 were not material. The agreement was amended on May 20, 2000, and the transaction was completed on May 31, 2000 (the "Closing Date"). Total gross proceeds from the sale of the Performance Polymers business to

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

MGPE and Asian joint venture partners were approximately CHF 1.6 billion, which includes the net debt assumed of approximately CHF 160 million.

     The Performance Polymers division produced epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. Performance Polymers supplied its products to the coatings, aircraft, electrical and electronic industries, among others.

     The results and the financial position of the Performance Polymers business, which represents substantially all of the operations of the Performance Polymers division, have been reported as discontinued operations in the Consolidated Financial Statements and Notes in 2000, 1999 and 1998. The results of Performance Polymers include revenues and expenses that are directly associated with the Performance Polymers business, but do not include an allocation of the Company's interest expense or unallocated corporate general and administrative expenses.

     In 1998, the Company incurred restructuring and special charges of CHF 95 million related to the Performance Polymers division's profit recovery program. Under this program, the Performance Polymers division instituted several actions to restore profitability. The program had three main objectives which were cost reductions, raw material cost savings and net current asset reductions through improved asset management. As part of the cost reduction program, the Performance Polymers division incurred CHF 59 million for separation payments made to approximately 650 employees, whose positions have been eliminated, principally in the administration, sales and marketing functions. The remaining charges relate to other costs incurred for the reorganization of administration functions, the completion of the supply chain creation project commenced in 1996, and systems integration. The 1999 provision related to Performance Polymers restructuring programs of CHF 47 million is included in net current assets of discontinued operations in the accompanying Consolidated Balance Sheets. This program was completed in 2000.

     Summarized financial information of the discontinued Performance Polymers business is presented in the following tables:
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                  2000(1)   1999    1998
-------------------------------------------------------------------------------

NET SALES                                                    774  1 729   1 791
-------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST       57    131     (17)
Provision (benefit) for income taxes                          21     45      (5)
Minority interest                                              1      1      (1)
-------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS OF THE PERFORMANCE
   POLYMERS BUSINESS, NET OF TAX                              37     87     (13)
-------------------------------------------------------------------------------
(Loss) from sale of net assets of Performance Polymers
   business, net of tax(2)                                    (3)
-------------------------------------------------------------------------------
GAIN ON SALE OF DISCONTINUED OPERATIONS, NET OF TAX           34
-------------------------------------------------------------------------------
(1) The 2000 income statement data reflects the Performance Polymers operating results through to the Closing Date.
(2)  The loss from sale includes transaction related taxes of approximately
     CHF 160 million and costs associated with selling the business.
-------------------------------------------------------------------------------

December 31,                                                  2000         1999
-------------------------------------------------------------------------------
NET ASSETS
Accounts receivable, net                                        -           308
Inventories                                                     -           278
Prepaid and other current assets                                -            62
Accounts payable                                                -          (179)
Accruals and other current liabilities                          -          (143)
-------------------------------------------------------------------------------
NET CURRENT ASSETS OF DISCONTINUED OPERATIONS                   -           326
-------------------------------------------------------------------------------
Property, plant and equipment, net                              -           536
Goodwill, other intangibles and other assets, net               -           157
Financial investments                                           -            24
Other liabilities and deferred income taxes                     -          (129)
-------------------------------------------------------------------------------
NET LONG-TERM ASSETS OF DISCONTINUED OPERATIONS                 -           588
-------------------------------------------------------------------------------
NET ASSETS OF DISCONTINUED OPERATIONS                           -           914
-------------------------------------------------------------------------------

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

     The elimination of the net assets of discontinued operations at December 31, 2000, reflects the sale of the Performance Polymers business on May 31, 2000.

PURCHASE OF ALLIED COLLOIDS

     On April 1, 1998, the Company completed the acquisition of all outstanding common shares of Allied Colloids Group plc (hereinafter referred to as "Water Treatments"), a leading company in the water treatment additives field for CHF 3 615 million, including acquisition costs of CHF 110 million. The consideration was financed through the issuance of debt. The acquisition was recorded under the purchase method of accounting and accordingly, Water Treatments' operations are included in the accompanying Consolidated Statements of Income from April 1, 1998. The fair value assigned to the business acquired was CHF 4 509 million and liabilities assumed were CHF 894 million, including CHF 485 million of assumed debt. Goodwill of CHF 2 279 million was recorded, which is being amortized over 33 years. In addition, based on an independent appraisal, the Company allocated CHF 1 012 million of the acquisition cost to acquired in-process research and development projects, which represented the estimated fair market values related to these projects at the date of acquisition. Standard valuation procedures and techniques were utilized in determining the fair market value of each intangible asset. The developmental technologies had no alternative future uses. As these projects have not reached technological feasibility and alternative future uses did not exist, the costs were expensed at the acquisition date and are included in restructuring and special charges in the accompanying Consolidated Statements of Income for the year ended December 31, 1998 (see Note 10).

     The following unaudited pro forma results were prepared under the assumption that the transaction occurred at January 1, 1998. The pro forma information is presented after giving effect to certain adjustments such as additional depreciation expense as a result of the step-up in the basis of fixed assets, additional amortization expense as a result of goodwill, increased interest expense on acquisition debt, and related tax effects. These pro forma financial results are not necessarily indicative of the results of operations that would have been obtained had the Company acquired Water Treatments effective at the beginning of 1998.

Year ended December 31 (unaudited),                                  1998(1)
-------------------------------------------------------------------------------

Sales                                                               6 937
Income from continuing operations                                      21
-------------------------------------------------------------------------------
Income from discontinuing operations                                  (13)
-------------------------------------------------------------------------------
Net income                                                              8
-------------------------------------------------------------------------------
Basic and diluted earnings per share:
  Continuing operations                                              0.32
  Discontinued operations                                           (0.20)
-------------------------------------------------------------------------------
Net income                                                           0.12
-------------------------------------------------------------------------------

(1) The pro forma income from continuing operations and net income excludes the CHF 1 012 million write-off of in-process research and development projects. Income from continuing operations, discontinued operations and net income include net restructuring and special charges of CHF 273 million (CHF 261 million after taxes), CHF 95 million (CHF 68 million after taxes) and CHF 368 million (CHF 329 million after taxes), respectively. Excluding these charges, pro forma income from continuing operations, discontinued operations and net income would have been CHF 282 million, CHF 55 million and CHF 337 million, respectively. Earnings per share would have been CHF 4.26, CHF 0.83 and CHF 5.09, respectively.

OTHER ACQUISITIONS AND DIVESTITURES

     In December 2000, the Company sold 14 525 000 shares of its investment in its equity affiliate Hexcel Corporation representing approximately 81 percent of its 49.3 percent investment for CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. The sale resulted in a pre-tax gain of approximately CHF 71 million or CHF 50 million after tax. (See Notes 8 and 10).

     In November 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). The resulting intangibles, including goodwill are being amortized over 12 years. This acquisition complements and expands the Company's product offerings to the paper industry, one of its strategic industry segments.

     In March 2000, the Company announced the completion of its purchase of Prochimica s.r.l., the Company's key photoinitiator supplier. The Company paid CHF 85 million and accounted for the acquisition under the purchase method of accounting with the resulting goodwill being amortized over 10 years.

     In March 1999, the Company sold its 30 percent interest in Cerdec AG for net cash proceeds of CHF 70 million (DEM 85 million), resulting in a pre-tax gain of CHF 39 million or CHF 37 million after tax.

     Effective January 1, 1998, the Company and Witco Corporation (Witco) exchanged, in a one-for-one transaction, the Additives division's PVC heat stabilizer business for Witco's epoxy systems and adhesives business. The transaction was accounted for as a sale and a purchase. The business acquired was integrated into the Performance Polymers division, which was sold on May 31, 2000, and is included in discontinued operations in the accompanying Consolidated Financial Statements. The resulting goodwill was being amortized over 20 years.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)


The Company's non-cash gain on the assets sold is included in restructuring and special charges in the accompanying Consolidated Statements of Income (see Note 10).

4.  ACCOUNTS RECEIVABLE                                2000          1999
-------------------------------------------------------------------------
Accounts receivable                                   1 306         1 366
Allowance for doubtful accounts                        (118)         (125)
-------------------------------------------------------------------------
TOTAL                                                 1 188         1 241
-------------------------------------------------------------------------

5.  INVENTORIES                                        2000          1999
-------------------------------------------------------------------------
Raw materials                                           214           208
Work in process and finished goods                    1 554         1 530
Allowance for obsolete and slow moving inventory        (73)          (78)
-------------------------------------------------------------------------
TOTAL                                                 1 695         1 660
-------------------------------------------------------------------------

6.   PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------------------------------------------------------
                                                             Machinery
                                                                   and     Construction
                                         Land   Buildings    equipment      in progress    Total    Total
                                         2000        2000         2000             2000     2000     1999
---------------------------------------------------------------------------------------------------------

COST AT JANUARY 1,                        131       1 865        5 522              405    7 923    7 518
Additions                                   0           2           38              209      249      267
Retirements/disposals                      (6)        (33)         (45)              (6)     (90)    (240)
Changes in consolidation scope              5          11           25                1       42      (95)
Currency adjustments                       (2)         (9)         (23)              17      (17)     477
Other                                       0          98          348             (455)      (9)      (4)
---------------------------------------------------------------------------------------------------------
COST AT DECEMBER 31,                      128       1 934        5 865              171    8 098    7 923
---------------------------------------------------------------------------------------------------------

Accumulated depreciation at January 1,               (846)      (3 163)                   (4 009)  (3 665)
Depreciation                                          (56)        (321)                     (377)    (377)
Accumulated depreciation on
   retirements/disposals                               20           33                        53      182
Changes in consolidation scope                          0           (5)                       (5)      37
Currency adjustments                                    5           25                        30     (181)
Other                                                  (1)          (2)                       (3)      (5)
---------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION AT DECEMBER 31,             (878)      (3 433)                   (4 311)  (4 009)
---------------------------------------------------------------------------------------------------------
NET BOOK VALUE AT DECEMBER 31,            128       1 056        2 432              171    3 787    3 914
---------------------------------------------------------------------------------------------------------

     The insurance value of the property, plant and equipment was approximately CHF 10 622 million and CHF 10 643 million at December 31, 2000 and 1999, respectively.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS                  2000          1999
----------------------------------------------------------------------------
Goodwill                                                 2 416         2 401
Other intangibles                                           85            77
Less accumulated amortization                             (261)         (186)
----------------------------------------------------------------------------
TOTAL                                                    2 240         2 292
----------------------------------------------------------------------------

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)


8.  Financial investments and instruments
----------------------------------------------------------------------------
FINANCIAL INVESTMENTS

Financial assets and liabilities with book values approximating fair market value due to their short-term nature include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt. The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which it is not practical to estimate fair value as quoted market prices do not exist are reflected at their book value. Fair value of long-term debt is based on the current rates at which similar loans would be made to borrowers with similar credit ratings.

     The following table presents the book value and the estimated fair value of financial investments and long-term debt at December 31, 2000 and December 31, 1999:


--------------------------------------------------------------------------------------------------
                                                     2000                           1999
---------------------------------------   -------------------------      -------------------------
                                           Book value    Fair value       Book value    Fair value
                                          -------------------------      -------------------------
Financial investments

Investment in Hexcel Corporation(1)                52            52              214           158
Investments in other equity affiliates            278           278              302           302
Investments in unconsolidated companies            14            14               37            37
---------------------------------------   -------------------------      -------------------------
Total financial investments                       344           344              553           497
---------------------------------------   -------------------------      -------------------------
Long-term debt, including current portion       3 861         3 726            4 268         3 975
--------------------------------------------------------------------------------------------------

(1) During periods of 1999, including at December 31, 1999, the Company's investment in Hexcel Corporation exceeded the quoted market value of the investment as a result of the continuing weakness of the aerospace and defense industry in the United States equity market. Management believed this situation to be temporary.

     In December 2000, the Company sold 14 525 000 shares of its investment in Hexcel Corporation ("Hexcel") reducing its ownership interest from approximately
49.3 percent to approximately 9.5 percent (see Notes 3 and 10). As a result, at December 31, 2000, the investment is accounted for as an available-for-sale security. At December 31, 1999, the Company's investment included its share of Hexcel's shareholders' equity.

     The following table presents summarized financial information on a 100 percent basis for the companies accounted for as investments in equity affiliates as of December 31, 2000, 1999 and 1998. The most significant of these are: CIMO Compagnie Industrielle de Monthey SA (50 percent), Daihan Swiss Chemical Corp. (50 percent), TFL Ledertechnik GmbH & Co. KG (50 percent) and Musashino-Geigy Co. Ltd. (50 percent), all of which have maintained the same level of investment in 2000, 1999 and 1998. The equity investment in Hexcel is shown separately due to its size. The figures for the year 2000 exclude total assets and shareholders' equity of Hexcel as a result of the sale of the Company's majority interest in December 2000, which reduced the Company's ownership interest to approximately 9.5 percent. In 1999 and 1998 the Company's equity ownership percentage in Hexcel was 49.3 percent and 49.7 percent, respectively. The 1998 figures include the Company's former 30 percent investment in Cerdec AG which was sold during 1999 (see Note 3). Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

---------------------------------------------------------------------
2000                               Hexcel         Other         Total
---------------------------------------------------------------------
Sales                               1 791           678         2 469
Income before taxes                   141            66           207
Net income                             97            44           141
Total assets                            0           937           937
Shareholders' equity                    0           538           538
---------------------------------------------------------------------

1999                               Hexcel         Other         Total
---------------------------------------------------------------------

Sales                               1 770           687         2 457
Income before taxes                  (25)            45            20
Net income                           (25)            31             6
Total assets                        2 074         1 037         3 111
Shareholders' equity                  434           572         1 006
---------------------------------------------------------------------

1998                               Hexcel         Other         Total
---------------------------------------------------------------------

Sales                               1 508         1 243         2 751
Income before taxes                   148            44           192
Net income                             98            22           120
Total assets                        1 919         1 860         3 779
Shareholders' equity                  413           629         1 042
---------------------------------------------------------------------

     The income from earnings of equity affiliates of CHF 113 million (CHF 15 in 1999 and CHF 78 million in 1998) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 32 million (CHF 6 million in 1999 and CHF 30 million in 1998) is included in the Company's provision for income taxes.

     The investment in Hexcel was recorded using a one quarter time lag. In 2000, the Company recognized CHF 66 million as its share of Hexcel's income (1999: CHF 17 million loss; 1998: CHF 57 million income), included in the line income from earnings of equity affiliates, and a provision for income taxes of CHF 22 million (credit of CHF 1 million in 1999 and a provision of CHF 20 million in 1998) as its share of the related Hexcel income taxes in the line provision for income taxes in the accompanying Consolidated Statements of Income. Included in Hexcel's 2000 income from earnings of equity affiliates is CHF 57 million, representing the Company's share of the gain recognized by Hexcel on the sale of its Bellingham Aircraft business. The associated taxes recognized by Hexcel on this gain, of CHF 18 million, is included in the line provision for income taxes in the accompanying Consolidated Statements of Income.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

FINANCIAL INSTRUMENTS

     All financial instruments are valued based upon quoted market prices or market prices for instruments with similar terms and maturities. The following table presents the book value, the fair values and notional principal amount of derivative instruments at December 31, 2000 and December 31, 1999:

--------------------------------------------------------------------------------
                                                                     Notional
                                             Book          Fair     principal
2000                                        value         value        amount(1)
--------------------------------------------------------------------------------

Financial instruments

Foreign currency forward contracts             33            33         1 033
Foreign currency options contracts              3             3           704
Foreign currency swaps                          6             6         1 511
Interest rate contracts                         7            (7)        1 400
--------------------------------------------------------------------------------

                                                                     Notional
                                             Book          Fair     principal
1999                                        value         value        amount(1)
--------------------------------------------------------------------------------

Financial instruments
Foreign currency forward contracts             (2)           (1)           76
Foreign currency options contracts             (3)           (3)          455
Foreign currency swaps                          5             6         1 145
Interest rate contracts                         1           (24)        1 724
--------------------------------------------------------------------------------
Bracketed amounts are liabilities.
(1) The notional values of derivative instruments at year end provide an indication of the extent of the Company's involvement in such instruments, but do not represent exposure to market risks. The amounts indicated are gross values and include closed transactions that had not matured at the balance sheet date.

     Foreign exchange currency forwards, swaps and options are mainly used to hedge existing assets and liabilities, firm commitments and anticipated transactions denominated in foreign currencies (principally U.S. dollars, Euros, British pounds, Australian dollars and Japanese yen). The Company has entered into currency contracts to cover foreign exchange risks on certain anticipated foreign currency transactions relating to sales and purchase transactions expected to occur within a period of one year. The premiums associated with purchased and written option contracts are generally amortized over the lives of the options and are not material to the Company's results. For purchased options that hedge anticipated transactions which do not qualify for hedge accounting, gains and losses are recorded in net income as they occur on a mark-to-market basis. All written options are marked-to-market monthly and are not material to the Company's results.

     The Company uses interest rate swaps and forward rate agreements as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing. The Company issues debt, using the most efficient capital markets and products, which can result in a currency or interest rate mismatch with the underlying assets. Interest and currency rate differentials accruing under these contracts are recognized over the life of the contracts.

     The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments are financial institutions with a minimum `A' credit rating or its equivalent and with significant experience with such instruments.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

9.  ACCRUALS AND OTHER CURRENT LIABILITIES                2000          1999
----------------------------------------------------------------------------
Payroll and employee benefits                              274           193
Environmental remediation and compliance                    61            56
Restructuring                                              368            44
Pension and postretirement benefits                         27            24
Deferred income taxes                                      109            66
Other                                                      592           438
----------------------------------------------------------------------------
Total                                                    1 431           821
----------------------------------------------------------------------------
     Included in restructuring, in 2000, is CHF 52 million for restructuring programs (see Note 10) and CHF 316 million for accrued separation costs and transaction taxes related to the divestment of the Performance Polymers business (see Note 3).

10. RESTRUCTURING AND SPECIAL CHARGES
----------------------------------------------------------------------------
CURRENT YEAR PROGRAMS

     In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain from the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation, at USD 11.00 per share, which represents approximately 81 percent of the Company's holdings (see Notes 3 and 8). Also included is a charge of CHF 21 million which relates to an impairment loss on certain equity investments. The restructuring projects, totaling CHF 52 million, comprise primarily the restructuring of Water Treatments operations in the United States, mainly relating to the closure of a manufacturing facility, the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at an Additives and Consumer Care manufacturing facility in the United States. Severance cost for approximately 238 full-time equivalents ("FTEs") included in the 2000 restructuring charge resulted from the elimination of positions in the United States and Southern Europe, principally in the administration, sales and marketing functions and in the manufacturing function in the United States. As of December 31, 2000, no terminations have occurred. The terminations and restructuring programs are expected to be substantially completed during 2001.

     The costs and activity associated with the current year restructuring programs are summarized below:

----------------------------------------------------------------------------
                                       Severance         Other
2000                                       costs         costs         Total
----------------------------------------------------------------------------
Restructuring expense                         30            22            52
Amounts utilized                               0             0             0
----------------------------------------------------------------------------
December 31,                                  30            22            52
----------------------------------------------------------------------------

     Management believes that the remaining restructuring provision is adequate to complete all of its programs.

PRIOR YEAR PROGRAMS

     In 1999, the Company implemented a program in its Water Treatments business unit to eliminate approximately 250 FTEs, principally in the production, sales and administration areas. This program was completed in 1999.

     In 1998, the Company recorded net restructuring and special charges of CHF 1 286 million. This charge included CHF 1 012 million for the write-off of acquired in-process research and development associated with the acquisition of Allied Colloids (see Note 3) and a non-cash accounting gain from the exchange of a business of CHF (75) million, the write-down of the Company's investment in its equity affiliate Hexcel of CHF 234 million (see Note 8) and other minor amounts. The impairment loss of CHF 234 million on its investment in Hexcel reflects the write-down of the investment to its fair value at December 31, 1998. Management judged the reduction in fair value of the investment below its then book value to be permanent in nature. This judgment was based on structural changes in the aerospace and defense industry. The remaining restructuring and special charges of CHF 115 million related to restructuring programs for the strategic realignment of the Company's business which included the formation of the Colors division, the integration of Water Treatments, and the completion of the supply chain creation project commenced in 1996.

     Included in these 1998 restructuring programs was severance cost for approximately 450 FTEs which resulted from the elimination of positions in various locations of the Company's worldwide operations principally in the administration, sales and marketing functions.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

     All of the Company's prior year restructuring programs were completed in 2000.

     The costs and activity associated with the prior year restructuring programs are summarized below:

-------------------------------------------------------------------------------
                                          Severance         Other
2000                                          costs         costs         Total
-------------------------------------------------------------------------------

January 1,                                       35             9            44
Restructuring expense                             0             0             0
Amounts utilized(2)                             (35)           (9)          (44)
-------------------------------------------------------------------------------
December 31,                                      0             0             0
-------------------------------------------------------------------------------

                                          Severance         Other
1999                                          costs         costs         Total
-------------------------------------------------------------------------------

January 1,                                      120            68           188
Restructuring expense(1)                          0             0             0
Amounts utilized(2)                             (85)          (59)         (144)
-------------------------------------------------------------------------------
December 31,                                     35             9            44
-------------------------------------------------------------------------------

                                          Severance         Other
1998                                          costs         costs         Total
-------------------------------------------------------------------------------

January 1,                                      173           103           276
Restructuring expense(1)                         62            53           115
Acquisition related                              14            56            70
Amounts utilized(2)                            (129)         (144)         (273)
-------------------------------------------------------------------------------
December 31,                                    120            68           188
-------------------------------------------------------------------------------
(1) Included in 1999 restructuring expense is an addition related to severance cost of CHF 10 million offset by a release of excess reserves from prior year programs of CHF 10 million.
(2)  Includes currency adjustments.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT ASSOCIATED WITH THE ALLIED COLLOIDS ACQUISITION

     Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2 "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

     As the specialty chemicals market continues to become more competitive, Allied Colloids' developmental efforts are critical to the success of the Company. As of the acquisition date, Allied Colloids' success had been founded on innovation in product design and its reputation for high-quality technical service to its customers. As a result, as of the acquisition date, Allied Colloids had undertaken a number of research and development projects, which were expected to facilitate its long-term survival.

     These incomplete research and development projects are time-consuming, risky, and difficult to complete. As of the acquisition date, Allied Colloids had expended considerable resources on the research and development projects and the Company had plans for continued expenditures required to complete the research and development projects. At the valuation date, none of the projects had reached technological feasibility. If the Company were not to complete its in-process research and development efforts, new product introductions would slow and the businesses formerly operated by Allied Colloids could be overtaken by its competitors. If the projects were not to be completed as planned, they would neither satisfy the technical requirements of a changing market nor be cost effective, and if these projects were not to be developed successfully, the Company's future revenue and profitability could be adversely affected. As of the acquisition date, Allied Colloids was conducting development, engineering, and testing activities associated with the completion of approximately 58 in-process projects within 10 of its business segments. As is discussed below, the in-process value was determined by
                                     F-23

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value.

     The major achievements related to these projects at March 31, 1998 included significant planning, designing, and testing activities that are necessary to establish that the products can be produced to meet their design requirements, including features and technical performance. The in-process projects were not expected to reach technological feasibility and a product release until 1999, at which time the Company expected to begin generating economic benefits. Briefly described below are the efforts and assumptions related to the incomplete technology within the 10 business segments.

     Pollution Control - At the time of the acquisition, the projects in the pollution segment were in development and substantial progress had been made related to the research and development of the projects involving bead products, powder polymers and dispersion products. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 5 million in 1998 and GBP 6 million in 1999.

     Paper - The projects in the paper segment were under development and significant progress had been made related to the research and development of the projects including: the removal of contaminants from wastepaper, minimizing salt concentration build up from released water in papermills, improving resistance of final surface-sized sheet, color inkjet printability and toner adhesion, and the removal of ink from paper materials for effective recycling. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 4 million in 1998 and GBP 5 million in 1999.

     Mining and Minerals Processing - The projects in the mining and minerals processing segment were in development and substantial efforts had been expended related to the research and development of the projects involving producing higher molecular weight polymers, refining metallurgical properties, enhancing metallurgical binder properties and pellet quality, and improving the use of flocculants. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 2 million in 1998 and GBP 2 million in 1999.

     Coatings and Specialties - The projects in the coating and specialties segment related to development of dispersing agents, and thickeners and pre-paste wall covering adhesives. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 1 million in 1998 and GBP 1 million in 1999.

     Oil Services - The projects in the oil services segment were in development and substantial achievements had been made related to the research and development of the projects involving oil recovery, and oil and water separation and treatment. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 0.7 million in 1998 and GBP 0.8 million in 1999.

     Monomers - The projects in the monomers segment were under development and significant progress had been made related to the research and development of the projects involving the re-engineering and re-architecting of new production systems. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 2 million in 1998 and GBP 2 million in 1999.

     Textiles - The development projects in the textiles segment related to creating synthetic thickener for chromajet printing, pigment print thickener, and reactive print thickener. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 2 million in 1998 and GBP 2 million in 1999.

     Agriculture - The projects in the agriculture segment were in development and substantial progress had been made related to the research and development of the projects involving fertilizers for home use, microencapsulation/emulsion technologies, and anionic liquid dispersion polymers. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP
0.7 million in 1998 and GBP 0.6 million in 1999.

     Personal Care - The projects in the personal care segment related to development of thickeners and cationic thickeners. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 0.1 million in 1998 and GBP 0.2 million in 1999.

     Special Products - The projects in the special products segment were in development and substantial achievements had been made related to the research and development of the projects involving dispersant/wetting agent packages, magnesium hydroxide slurries, new manufacturing processes including powder production, and liquid dispersion polymers among others. At the acquisition date, costs to complete the research and development efforts of the projects were expected to total approximately GBP 0.5 million in 1998 and GBP 0.5 million in 1999.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

     The in-process value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. Following is a discussion of the assumptions utilized in the valuation analysis.

     The valuation included in-process technology revenues commencing in 1999. The revenue projection was based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors. Future revenue estimates were generated from each of the Allied Colloid business segments. Aggregate revenue for Allied Colloids' products was estimated to be approximately GBP 501 million for the period ending March 31, 1998. Thereafter, revenue was estimated to increase at a compound annual rate of approximately 11 percent through fiscal year 2002, and then steadily decline to approximately 5 percent annual growth. Operating expenses used in the valuation analysis of the acquired in-process technologies included (i) cost of sales, (ii) selling, general and administrative expenses, and (iii) research and development expenses. Operating expenses were estimated based on historical results and discussions with management. Operating expenses, expressed as a percentage of revenue, for the in-process technologies identified in the valuation were estimated to range from 97 percent down to 73 percent throughout the forecast period. The effective income tax rate utilized in the analysis of the technology was 28 percent throughout the valuation period.

     The business enterprise is comprised of various types of assets, each possessing different degrees of investment risk that correlate to the Company's overall weighted average cost of capital. Intangible assets are considered to be the riskiest asset component due to their lack of liquidity and poor versatility for redeployment elsewhere in a business. In evaluating the Allied Colloids transaction, the Company's required rate of return was calculated to be 8 percent. This rate reflected the low cost of debt available in the Swiss market and relatively low market risk premium. The process for quantifying the in-process technology investment risk involved consideration of the uncertainty associated with realizing discernible cash flows over the life of the asset. Developed technology-related assets possess market risks similar to the overall company; while in-process research and development assets exhibit those same market risks along with the uncertainty of completion. Consequently, a higher rate of return is required. The rate used to discount the in-process research and development was 11 percent, or approximately a 37.5 percent premium over the Company's calculated weighted average cost of capital. The in-process research and development premium is consistent with required rates of return for similarly staged technology companies.

     The Company's management is of the opinion that the assumptions used in the Allied Colloid in-process R&D analysis were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will materialize as estimated.

11. SHORT-TERM DEBT                                  2000          1999
-----------------------------------------------------------------------
Multicurrency revolving loan agreement                  0           474
Bank overdrafts                                        71            80
Loans                                                 119           386
Commercial paper                                       12            48
Other                                                 167           183
Current portion of long-term debt                       2             3
-----------------------------------------------------------------------
Total                                                 371         1 174
-----------------------------------------------------------------------

     In January 1998, the Company entered into a multicurrency revolving loan agreement. At December 31, 2000 and 1999, the available commitments under this agreement were CHF 400 million and CHF 600 million, respectively. A commitment fee of 0.10 percent per annum is paid on the average unused facility. The outstanding loans bear interest at the London Interbank Offered Rate ("LIBOR") plus 21.5 basis points. The agreement expires on July 11, 2002. At December 31, 2000, the facility was unused and at December 31, 1999, CHF 474 million (USD 300 million) was outstanding.

     In July 1998, the Company implemented a USD 1 000 million commercial paper program in the United States. At December 31, 2000 and 1999, CHF 1 million (USD 0.6 million) and CHF 45 million (USD 28 million) respectively, was outstanding under this program. The program is secured by a USD 250 million standby credit facility.
                                     F-25

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

     The CHF 300 million multicurrency standby facility with a major Swiss bank, entered into in 1998, expired on June 30, 2000 and was not renewed. This facility bore interest at LIBOR plus 20.0 basis points and a facility fee of
0.08 percent per annum was paid on the total amount.

     The weighted average interest rate for short-term debt (excluding current portion of long-term debt) calculated at December 31, 2000 and 1999, was 6.6 percent and 6.7 percent, respectively. At December 31, 2000 and 1999, unused short-term credit lines totaled approximately CHF 1 229 million and CHF 1 388 million, respectively.

12. LONG-TERM DEBT                                              2000      1999
------------------------------------------------------------------------------
Bonds and Euro Medium-Term Notes                               2 648     3 071
Convertible bonds                                              1 107     1 032
Amounts owed to credit institutions                                8        21
Other long-term debt                                              98       144
------------------------------------------------------------------------------
Total                                                          3 861     4 268
Less: current portion of long-term debt                            2         3
------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                           3 859     4 265
------------------------------------------------------------------------------

BONDS AND EURO MEDIUM-TERM NOTES
------------------------------------------------------------------------------
CHF 1000    3.25% Straight Bonds, principal due 2008           1 011     1 012
CHF  300    3.25% Straight Bonds, principal due 2009             304       304
USD  178    U.S. pollution control and industrial
                 development bonds, principal due
                 between 2008 and 2028 (weighted
                 average interest rate of 4.61%)                 298       282
------------------------------------------------------------------------------
Total Bonds                                                    1 613     1 598
------------------------------------------------------------------------------
GBP  243(1) 6.50% Euro Medium-Term Note, principal due 2013      584       766
USD  175(2) 6.125% Euro Medium-Term Note, principal due 2003     275       457
DEM  223(3) 4.875% Euro Medium-Term Note, principal due 2005     176       250
------------------------------------------------------------------------------
Total Euro Medium-Term Notes                                   1 035     1 473
------------------------------------------------------------------------------
Total Bonds and Euro Medium-Term Notes                         2 648     3 071
------------------------------------------------------------------------------
(1)  1999: GBP 300. (2)1999: USD 300. (3) 1999: DEM 300.

     Under the Euro Medium-Term Note program, the Company may issue up to USD 2 000 million multicurrency unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates.

     In June 1998, the Company issued a USD 300 million Euro Medium-Term Note, with a 6.125 percent U.S. dollar fixed interest rate. In connection with the issuance of this Note, the Company entered into an interest and principal currency swap that effectively established a fixed principal amount of GBP 184 million with a 6.76 percent fixed interest rate over the term of the Note. In December 1998, the Company entered into an interest rate swap on the GBP 184 million debt whereby the Company swapped its 6.76 percent fixed interest rate for a floating rate based on the Swiss franc London Interbank Offered Rate plus 4.38 percent. In 2000, these interest and currency swaps were canceled.

     In July 1998, the Company issued USD 687 million unsecured, unsubordinated convertible bonds, due July 10, 2003, with a 1.25 percent fixed interest rate. The bonds are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share. At December 31, 2000 and 1999, the Company had 3 783 582 shares of treasury stock reserved for the potential conversion.

     The annual maturities of long-term debt outstanding at December 31, 2000 are as follows: 2001 CHF 2 million; 2002 CHF 3 million; 2003 CHF 1 495 million; 2004 CHF 0 million; 2005 CHF 174 million; 2006 and thereafter
CHF 2 199 million.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

13. INCOME TAXES

     The provision for income taxes in 2000, 1999 and 1998 from continuing operations consists of the following:

-------------------------------------------------------------------------
                                         2000          1999          1998
-------------------------------------------------------------------------
Current provision                          49            82            65
Deferred provision                        179            35            33
-------------------------------------------------------------------------
Total provision for income taxes          228           117            98
-------------------------------------------------------------------------

     The Company is incorporated in Switzerland but operates in numerous countries with differing tax laws and rates. The income before income taxes and provision for income taxes are generated primarily outside of Switzerland. Therefore, the weighted average expected tax rate (computed by multiplying the statutory rate applicable to each local subsidiary's income or loss) may vary between periods reflecting the income or losses generated in each country. The main factors causing the effective tax rate to differ from the expected tax rate are:

-----------------------------------------------------------------------------
                                             2000          1999          1998
                                                %             %             %
-----------------------------------------------------------------------------
Expected tax rate                              30            30           (30)
Non-deductible items                           14             7            48
Tax free income                                (1)           (3)          (12)
Income taxed at reduced rates                   0            (2)           (1)
Changes in valuation allowance                (11)           (1)            2
Other                                           3             2             3
-----------------------------------------------------------------------------
Effective tax rate                             35            33            10
-----------------------------------------------------------------------------

     "Non-deductible items" includes the tax effect of amortization of goodwill. In 2000, also included is the tax effect of the impairment loss on certain of the Company's equity investments (see Note 10) and the effect of certain taxable income in one of the Company's subsidiaries that was not recognized for financial accounting purposes. The change in valuation allowance is primarily the result of the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as at the time of their origination, realization was uncertain. In 1998, also included is the tax effect of acquired in-process research and development costs (see Notes 3 and 10) and the impairment loss on the Company's equity investment in Hexcel (see Notes 8 and 10).

     "Tax free income" in 1998 includes primarily the tax effect of the non-cash accounting gain on the exchange of a business (see Note 3).

     In 2000 and 1999, "Other " includes approximately CHF 13 million and CHF 4 million of tax expense or 2 percent and 1 percent, respectively, reflecting the effect of the reduction in the German statutory tax rates on year-end 2000 and 1999 net deferred tax asset balances, respectively, of the Company's German subsidiaries.

     Excluding the impact of these 2000 events, for comparability with the prior years effective tax rate, the effective tax rate in 2000 would have been 34 percent. Excluding the tax effect of the acquired in-process research and development costs, the impairment loss on the Company's investment in Hexcel and the non-cash gain on the exchange of a business, the Company's effective tax rate in 1998 would have been 33 percent.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2000 and 1999, were as follows:

------------------------------------------------------------------------
                                                      2000          1999
------------------------------------------------------------------------

DEFERRED TAX ASSETS:
Pensions and other employee compensation                91           104
Inventory                                               48            56
Restructuring and special charges                       84            24
Environmental reserves                                 259           287
Tax loss carryforwards                                 135           175
Other                                                   33            64
------------------------------------------------------------------------
Gross deferred tax assets                              650           710
Valuation allowance                                   (143)         (217)
------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                507           493
------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
Property, plant and equipment                         (394)         (389)
Other                                                 (160)         (193)
------------------------------------------------------------------------
GROSS DEFERRED TAX LIABILITIES                        (554)         (582)
------------------------------------------------------------------------
Net deferred tax liabilities                           (47)          (89)
------------------------------------------------------------------------

INCLUDED IN:
Prepaid and other current assets                       222           175
Other assets                                           157           123
Accruals and other current liabilities                (109)          (66)
Deferred income taxes                                 (317)         (321)
------------------------------------------------------------------------
Net deferred tax liabilities                           (47)          (89)
------------------------------------------------------------------------

     In management's opinion the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company's operations. Valuation allowances have been established for tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 415 million, of which CHF 76 million will expire in the next five years and CHF 209 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2000, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 250 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings as it is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to Switzerland.

14. Other liabilities                                        2000          1999
-------------------------------------------------------------------------------

Environmental remediation and compliance                      737           733
Pension and postretirement benefits                           577           592
Other                                                         409           189
-------------------------------------------------------------------------------
Total                                                       1 723         1 514
-------------------------------------------------------------------------------

     The environmental remediation and compliance liability of CHF 737 million (CHF 733 million in 1999) has been recorded on an undiscounted basis.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)


15. SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

     On April 20, 1998 the Company's shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 10 per share. While 2 million shares are reserved for employee stock option plans, 4 million are primarily reserved for an issuance under future convertible bonds and similar debt instruments. After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may now be issued until April 13, 2002 without a restriction.

     The Company sold 4 862 shares in 2000 (1 679 shares in 1999 and 366 162 shares in 1998) of treasury stock at market prices. In 1998 the Company also sold 505 000 shares of treasury stock, purchased at the spin-off date at the par value of CHF 10 per share, to the "Stiftung fuer Mitarbeiterbeteiligung der Ciba Spezialitaetenchemie" (the Foundation for Employee Participation of Ciba Specialty Chemicals) for CHF 15 per share. In 2000, the Company purchased 391 177 shares (none in 1999 and 806 915 shares in 1998) of treasury stock at market prices.

     The Company designated a total of 5 485 963 shares in 2000 (5 304 753 shares in 1999 and 4 503 665 shares in 1998) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and for the potential share issuance under its outstanding convertible bonds (see Notes 12 and 16). The remaining 575 471 shares in 2000 (370 366 shares in 1999 and 1 173 133 shares in 1998) of treasury stock have been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive income are as follows:

-------------------------------------------------------------------------------
                                                       2000    1999      1998
-------------------------------------------------------------------------------
Foreign currency translation adjustment                (117)     62      (120)
Unrealized gains on available-for-sale securities,
     net of tax                                           0      (1)       (2)
Other                                                     1      (1)        0
-------------------------------------------------------------------------------
Accumulated other comprehensive income                 (116)     60      (122)
-------------------------------------------------------------------------------

16. Stock based compensation plans
-------------------------------------------------------------------------------

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. A description of the terms of the Company's plans are as follows:

     LEAP - In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the shares at the grant date. The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares will be released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As a result of terminations from the program, a total of 60 418 options (1999: 58 148 options; 1998: 21 533 options) have been returned to the Company.

     The Company paid a fee of CHF 51 million to a major investment bank to assume the Company's obligations to the participants under the LEAP, including supplying all necessary equivalent shares of the Company's stock to the participants of the LEAP when they are due and administering the plan. Even if the cost of supplying the shares exceeds the fee paid by the Company of CHF 51 million, the investment bank will supply all necessary shares and the Company will not be required to issue any additional shares. Therefore, independent of the prevailing future share price, the total cost of the LEAP program to the Company will be the CHF 51 million fee that was paid. Compensation expense has been recognized as this fee was amortized ratably over the three year vesting period through March 1, 2000.

     CAPS - In 1997, the Company established a Capital Appreciation Performance Share Plan for key executives and non-executive Board members (participants). In accordance with the CAPS, participants are granted rights to receive one share of common stock of the Company for each right granted in the event that the closing share price on any seven days up to August 31, 2001, the date the share option expires, equals or exceeds CHF 264 per share

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)


(which is double the price at the initial grant date in August 1997). Under the program a total of 5 participants were granted 8 192 rights in 1998 and 333 participants were granted 342 572 rights in 1997. As a result of terminations from the program, a total of 41 356 rights (26 820 rights in 1999 and 4 119 rights in 1998) have been returned to the Company resulting in a total of 309 408 rights outstanding at December 31, 2000 (323 944 in 1999 and 346 645 in 1998). No compensation expense was recorded either in 2000, 1999 or in 1998, since the target price was not reached.

     LTIP - In 1998, the Company established a Long-Term Incentive Plan which grants options and beginning in 2000, may also include grants of restricted shares of common stock of the Company to senior management and other employees. For grants made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2000, 1999 and 1998, no compensation expense was recorded for the options issued under this plan.

     The following table summarizes option activity under the LTIP during 2000, 1999 and 1998:

-------------------------------------------------------------------------
                                                   Weighted
                                                    average       Options
                                             exercise price   outstanding
-------------------------------------------------------------------------
Balance at December 31, 1997                              -             -
Options granted                                         165       351 055
Options canceled/forfeited                                -             -
-------------------------------------------------------------------------
Balance at December 31, 1998                            165       351 055
-------------------------------------------------------------------------
Options granted                                         113       521 088
Options canceled/forfeited                              152       (14 235)
-------------------------------------------------------------------------
Balance at December 31, 1999                            134       857 908
-------------------------------------------------------------------------
Options granted                                         108       461 210
Options canceled/forfeited                              118       (19 218)
-------------------------------------------------------------------------
Balance at December 31, 2000                            125     1 299 900
-------------------------------------------------------------------------


     In connection with the LTIP 2000, the Company granted 33 288 restricted shares of common stock, which are restricted for three years from the date of grant, to 378 participants. The market value of the common stock at the date of grant was CHF 108 per share. Compensation expense of approximately CHF 3.6 million has been recognized in 2000 related to the grant of these shares.

     The following table summarizes the status of stock options outstanding and exercisable at December 31, 2000:

-------------------------------------------------------------------------------
                       Stock Options Outstanding     Stock Options Exercisable
                      ----------------------------  ---------------------------
                                         Weighted                     Weighted
                                          average                      average
                                        remaining                    remaining
                           Number of  contractual      Number of   contractual
Weighted average         outstanding         life    outstanding          life
exercise price             options     (in years)      options      (in years)
-------------------   ----------------------------  ---------------------------
108                          455 760          6.5            100           9.1
113                          506 121          5.0         58 556           8.3
165                          338 019          3.1         50 479           7.0
-------------------   ----------------------------  ---------------------------
                           1 299 900                     109 135
-------------------------------------------------------------------------------


     Stock appreciation rights - In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165 which equals the market value of the common stock at grant date. These rights entitle the participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. As of December 31, 2000, 40 695 stock appreciation rights are exercisable with a remaining contractual life of seven years and 7 801 of the stock appreciation rights have been forfeited. In 2000, 1999 and 1998, no compensation expense was recognized under this plan.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)



     LEXIP - In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase
6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price of the options is the market value of the shares of common stock at the date of the grant, CHF 183. These options vest after four years and expire after seven years from date of grant. As of December 31, 2000, 12 560 of the stock options have been forfeited. In 2000, 1999 and 1998, no compensation expense was recorded under this plan.

     ESOP - In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for ten trading days prior to the purchase date of the shares, pursuant to the Company's "Employee Share Ownership Plan". During 2000, 2 836 employees (1999: 3 515 employees; 1998: 7 404 employees) purchased 50 099 shares (1999: 63 929 shares; 1998: 126 324 shares) for which approximately CHF 5 million (1999: CHF 6 million; 1998: CHF 19 million) was paid to the Company. In 2000, 1999 and 1998, no compensation expense was recorded under this plan.

     MAB - In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most Swiss employees (as an enhancement to their pension plan arrangements) the right to purchase 20 shares of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price is adjusted). The rights vest at the grant date and become exerciseable at the date of the employees' retirement or termination. As of December 31, 2000, 307 060 rights (1999: 223 800; 1998 121 000 rights) have been granted and 74 300
(1999: 35 160; 1998: 7 700) were exercised. Compensation expense is recorded in the year the rights are granted and in 2000 CHF 10 million (CHF 10 million in 1999; CHF 19 million in 1998) of compensation expense was recorded under this plan.

Change in control and reserve of shares

     Upon a change in control of the Company (defined as for LEAP 30 percent, for CAPS 20 percent, for LTIP 1998 50 percent, and for LTIP 1999 and 2000,
33.33 percent, such percentage, in each case, as a percentage of total voting power), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     To cover demands for future option plans that may be established in the next five years, the Company plans to purchase up to 5 percent of its common stock (exclusive of the shares purchased from Novartis AG in the spin-off). At December 31, 2000, the Company had 1.7 million shares (1999: 1.2 million shares; 1998: 0.7 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

Pro forma disclosure

     The pro forma net income and earnings per share for 2000, 1999 and 1998 have been determined as if the Company had used the fair value method of accounting for its stock option grants and employee share ownership plan in accordance with the provisions of SFAS No. 123. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2000, 1999 and 1998, based on the vesting or service period over which the awards are earned.

--------------------------------------------------------------------------------
Year-ended December 31                         2000          1999          1998
--------------------------------------------------------------------------------

Pro forma net income (loss)
   Continuing operations                        410           224         (985)
   Discontinued operations                       34            87          (13)
--------------------------------------------------------------------------------
Total                                           444           311         (998)
--------------------------------------------------------------------------------
Pro forma (loss) earnings per share - basic
   Continuing operations                       6.19          3.37       (14.85)
   Discontinued operations                     0.50          1.31        (0.20)
--------------------------------------------------------------------------------
Total                                          6.69          4.68       (15.05)
--------------------------------------------------------------------------------
Pro forma (loss) earnings per share - diluted
   Continuing operations                       6.19          3.37       (14.85)
   Discontinued operations                     0.50          1.31        (0.20)
--------------------------------------------------------------------------------
Total                                          6.69          4.68       (15.05)
--------------------------------------------------------------------------------

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)



     The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:

--------------------------------------------------------------------------------
Year-ended December 31,                     2000          1999          1998
--------------------------------------------------------------------------------

Expected option lives in years              7.36          6.82          6.28
Expected volatility in %                   32.36         40.29         33.61
Risk-free interest rate in %                3.94          2.06          2.41
Expected dividend yield in %                1.85          1.71          1.29
Weighted average fair value in CHF         36.14         42.91         52.68
--------------------------------------------------------------------------------


17. Retirement benefits
--------------------------------------------------------------------------------
Pension plans

     Employees receive and the Company funds pensions and retirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined benefit and defined contribution plans.

Defined contribution plans:

     In countries in which employees are covered by defined contribution plans, contributions charged to income from continuing operations were CHF 19 million in 2000, CHF 13 million in 1999 and 12 million in 1998.

Defined benefit plans

     Benefits are generally based on years of service, levels of compensation or stated amounts for each year of service.

     The components of net pension expense for the Company-sponsored defined benefit plans were:

-----------------------------------------------------------------------------------------
                                             Pension benefits     Postretirement benefits
                                           ---------------------  -----------------------
                                            2000    1999   1998      2000  1999  1998
                                           ---------------------  -----------------------
Major plans:

   Service cost                              114     120    102         1     2     4
   Interest cost                             162     161    157         5     4     4
   Expected return on plan assets           (239)   (216)  (205)        0     0     0
   Amortization of prior service cost         (3)      0      9        (1)   (1)   (1)
   Other (gains), losses and amortization    (36)    (35)   (43)       (3)   (4)  (13)
------------------------------------------ ----------------------  ----------------------
Pension expense major plans                   (2)     30     20         2     1    (6)
Other plans                                    3       1      4         0     0     0
------------------------------------------ ----------------------  ----------------------
Total pension expense(1)                       1      31     24         2     1    (6)
------------------------------------------ ----------------------  ----------------------

Continuing operations                          1      26     22         2     0    (5)
Discontinuing operations                       0       5      2         0     1    (1)
------------------------------------------ ----------------------  ----------------------
Total pension expense(1)                       1      31     24         2     1    (6)
------------------------------------------ ----------------------------------------------

(1) In connection with the sale of the Performance Polymers business on May 31, 2000 (see Note 3), the pension benefits and post-retirement benefits, liabilities and related assets for the active employees and certain retirees of the Performance Polymers business were assumed by the purchaser. For 1999 and 1998, the components of pension expense and the components reconciling the changes in the projected benefit obligation, the changes in the fair value of assets, and the funded status have not been restated for amounts related to continuing and discontinued operations as no detailed information was available. An estimate of the prepaid (accrued) pension cost and pension expense allocable to the Performance Polymers business has been included in discontinued operations.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)


     For the Company's major plans, the following table provides a reconciliation of the changes in the projected benefit obligation, the changes in the fair value of assets, and the funded status of the plans as of December 31, 2000 and 1999:

-----------------------------------------------------------------------------------------------------------------------
                                                                       Pension benefits        Postretirement benefits
                                                           -----------------------------  -----------------------------
                                                                     2000          1999             2000          1999
                                                           -----------------------------  -----------------------------

Benefit obligation, beginning of year                               3 588         3 094               73            79
   Service cost                                                       114           120                1             2
   Interest cost                                                      162           161                5             4
   Participant contributions                                           23            25                0             0
   Actuarial (gain) loss                                              (33)          101               (2)           (1)
   Plan amendments                                                     (4)            1               (2)            0
   Change in consolidation scope                                     (339)           35               (8)          (17)
   Benefits paid                                                     (141)          (90)              (5)           (4)
   Foreign currency translation                                       (30)          141                4             9
   Other                                                                0             0                0             1
---------------------------------------------------------  -----------------------------  -----------------------------
Benefit obligation, end of year                                     3 340         3 588               66            73
---------------------------------------------------------  -----------------------------  -----------------------------

Plan assets, beginning of year                                      3 862         3 284                0             0
   Actual return on plan assets                                       463           391                0             0
   Employer contributions                                              59            64                5             4
   Participant contributions                                           23            25                0             0
   Change in consolidation scope                                     (302)           11                0             0
   Benefits paid                                                     (141)          (90)              (5)           (4)
   Foreign currency translation                                       (25)          177                0             0
   Other                                                                0             0                0             0
---------------------------------------------------------  -----------------------------  -----------------------------
Plan assets, end of year                                            3 939         3 862                0             0
---------------------------------------------------------  -----------------------------  -----------------------------
Funded status                                                         599           274              (66)          (73)
Unrecognized net (gain) loss                                         (510)         (332)             (19)          (18)
Unrecognized prior service cost                                        (4)          (16)              (9)          (10)
---------------------------------------------------------  -----------------------------  -----------------------------
Prepaid (accrued) pension cost(1)                                      85           (74)             (94)         (101)
---------------------------------------------------------  -----------------------------  -----------------------------

Continuing operations                                                  85            (1)             (94)          (91)
Discontinuing operations                                                0           (73)               0           (10)
---------------------------------------------------------  -----------------------------  -----------------------------
Prepaid (accrued) pension cost(1)                                      85           (74)             (94)         (101)
-----------------------------------------------------------------------------------------------------------------------
(1)Refer to footnote (1) to the previous table.

     Certain of the Company's pension plans have accumulated benefit obligations that exceed plan assets by CHF 425 million in 2000 and CHF 485 million in 1999, respectively. Those plans have aggregate accumulated benefit obligations of CHF 464 million and CHF 529 million and plan assets of CHF 39 million and CHF 44 million in 2000 and 1999, respectively. These unfunded plans are mainly in Germany, where in line with local practices, the Company has not funded the pension plans of its German subsidiaries. This results in accrued pension costs of approximately CHF 438 million in 2000 and CHF 474 million in 1999.

     The weighted average key actuarial assumptions used to compute the benefit obligations were as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                  Pension benefits          Postretirement benefits
                                                     ------------------------------   ------------------------------
                                                           2000     1999      1998         2000      1999      1998
                                                     ------------------------------   ------------------------------
Discount (interest rate)                                   5.5%     4.9%      5.6%         7.7%      7.4%      6.7%
Rate of increase in compensation levels                    3.2%     2.8%      3.3%         n.a.      n.a.      n.a.
Expected long-term rate of return on plan assets           6.3%     6.4%      6.6%         n.a.      n.a.      n.a.
--------------------------------------------------------------------------------------------------------------------

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)



     The healthcare cost trend rate is assumed to decrease to an ultimate trend rate of 5 percent in 2005. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2000 accumulated postretirement benefit obligation by approximately CHF 6 million and the annual postretirement benefit cost by approximately CHF 1 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2000 accumulated postretirement benefit obligation by approximately CHF 6 million and the annual postretirement benefit cost by approximately CHF 1 million.

     The market value of the Company's shares held by its various pension plans as of December 31, 2000, 1999 and 1998 were approximately CHF 55 million, CHF 47 million and CHF 46 million, respectively.

Number of personnel and personnel expenses

     The Company employed in its continuing operations 20 306 employees at December 31, 2000, 20 117 at December 31, 1999, and 21 148 at December 31, 1998.
The Company's salaries and wages, including social charges in its continuing operations were CHF 2 047 million in 2000, CHF 1 836 million in 1999 and CHF 1 883 million in 1998.

     The Company employed in its discontinued operations 3 072 employees at December 31, 1999, and 3 308 at December 31, 1998. The Company's salaries and wages, including social charges in its discontinued operations were CHF 130 million for the five month period ended May 31, 2000, the date of Polymers divestment and were CHF 284 million in 1999 and CHF 323 million in 1998.

18. Earnings per share
-------------------------------------------------------------------------------

    The following table presents the calculation of basic and diluted earnings per share:

----------------------------------------------------------------------------------
Year-ended December 31                               2000        1999        1998
----------------------------------------------------------------------------------

Income (loss) from continuing operations              418         238        (971)
Income (loss) from discontinuing operations            34          87         (13)
----------------------------------------------------------------------------------
Net income (loss)                                     452         325        (984)
----------------------------------------------------------------------------------

Weighted average shares outstanding:
Basic                                          66 311 879  66 454 357  66 293 130
Add incremental shares from stock option plans          0       8 541           0
Diluted                                        66 311 879  66 462 898  66 293 130
----------------------------------------------------------------------------------
Basic earnings (loss) per share:
   Continuing operations                             6.31        3.58      (14.65)
   Discontinued operations                           0.50        1.31       (0.20)
Net income                                           6.81        4.89      (14.85)

Diluted earnings (loss) per share:

   Continuing operations                             6.31        3.58      (14.65)
   Discontinued operations                           0.50        1.31       (0.20)
Net income                                           6.81        4.89      (14.85)
----------------------------------------------------------------------------------


     Diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in 1998, were converted at the beginning of the year in 2000, 1999 and in 1998, with related interest and common shares adjusted accordingly, and
(ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of those stock options for which the average stock market price exceeded the exercise price, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. These two calculations are not considered in calculating dilutive earnings per share if the effect would be antidilutive, that is the dilutive earnings per share would be higher than the basic earnings per share.

     For the years ended December 31, 2000, 1999 and 1998, the calculation of diluted earnings per share excluded the assumed conversion of the 1.25 percent convertible bonds, issued July 1998, due 2003, as their inclusion would have been antidilutive. In 2000, the calculation of diluted earnings per share excluded 1 297 543 stock options (1999: 417 153; 1998: 443 583) with exercise prices between CHF 108 and CHF 183 as their exercise prices were greater than the average market price of the common shares for the year.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)



19. Related party transactions
-------------------------------------------------------------------------------
Transactions with associated companies

     The Company had receivables of CHF 12 million and CHF 22 million in 2000 and 1999, respectively.

     Investments in affiliates of CHF 330 million and CHF 516 million are included in financial investments in 2000 and 1999, respectively, and are described in Note 8.

     Loans receivable from equity affiliates of CHF 52 million and CHF 57 million are included in other assets in 2000 and 1999, respectively. They consist primarily of CHF 42 million (USD 25 million) and CHF 39 million (USD 25 million) in 2000 and 1999, respectively, due from Hexcel Corporation, bearing interest at variable rates and is due in 2003, and CHF 10 million and CHF 10 million, for 2000 and 1999, respectively, due from CIMO Compagnie Industrielle de Monthey SA, bearing interest at 2 percent in 2000 and 2 percent in 1999.

     The Company had payables and accrued expenses of CHF 46 million and CHF 108 million in 2000 and 1999, respectively, to equity affiliates.

Other

     The fair value of the compensation paid to members of the Board of Directors was CHF 1.6 million in 2000, CHF 1.5 million in 1999 and CHF 1.5 million in 1998. There were no loans between the Company and members of the Board of Directors.


20. Commitments and contingencies
-------------------------------------------------------------------------------
Lease Commitments

     The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2001 CHF 46 million; 2002 CHF 35 million; 2003 CHF 27 million; 2004 CHF 52 million; 2005 CHF 16 million; 2006 and thereafter CHF 5 million. Rental expense amounted to CHF 85 million, CHF 75 million and CHF 65 million in 2000, 1999 and 1998, respectively.

Purchase Commitments

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

Guarantees

     In the normal course of business, the Company has provided guarantees of approximately CHF 40 million. Although it is not practical to estimate their fair value, the Company does not expect to incur losses as a result of these guarantees.

Contingencies

     The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. In connection with its Toms River, New Jersey site in the United States, the Company has been named as a defendant in several actions (see "Environmental matters" below). Since these cases are at a very early stage, a reasonable estimate of total costs related thereto is not possible. Although the outcome of any legal proceedings cannot be predicted with certainty, the Company believes that there are no such matters pending which could be material in relation to its business, financial position or results of operations.

     Pursuant to the spin-off, the Company and Novartis AG ("Novartis") reached certain agreements with the Swiss authorities concerning income and transaction related taxes, and stamp duties. Changes in control of the Company, larger concentrations of third-party voting rights or sale of material parts of the business within the next few years could trigger retroactive tax charges to the Company.

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)



Taxes

     The German tax authorities have completed the tax audit of the Company's operations in Grenzach, Germany, for the period from 1989 to 1995 including the 1996 opening tax balance sheet of the Grenzach company as a result of the spin-off from Novartis. The German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.

Environmental Matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws.

     Prior to the Company's spin-off from Novartis, a Company-wide environmental audit was performed. Based on the results of the audit, management was of the opinion that CHF 738 million in reserves recorded at that time were sufficient to meet all then known and anticipated environmental claims and liabilities relating to the Company's past operations. These provisions were adjusted as further information developed or circumstances changed and amounted to CHF 798 million at December 31, 2000 (CHF 789 million at December 31, 1999). The main difference between 2000 and 1999 relates to changing foreign currency exchange rates, usage of the provisions, increases for new environmental claims, as discussed below, and by reductions in the provisions as a result of favorable settlement of previous environmental claims and updates to the estimated costs to complete outstanding claims and issues. The Company's environmental protection and improvement cash expenditures were approximately CHF 61 million in 2000 (CHF 61 million in 1999), including investments in construction, operations and development.

     In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     In 1998, certain litigation matters related to sites located in the United States were settled with the insurance companies. The Company received the cash of approximately CHF 43 million, net of related legal costs incurred, in 1999 and such amount is included as a reduction in selling, general and administrative expenses in the accompanying 1998 Consolidated Statements of Income. The Company has not reflected any potential insurance recoveries that may be available in the future.

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated.

     Clean-up of the most significant sites has been or is nearly completed, except for two major sites where remediation measures are still in discussion, as described in the following paragraphs.

     At its Toms River, New Jersey remediation site the Company agreed with the United States Environmental Protection Agency in September 2000 on a Remedial Action Plan which now enters into its technical design and implementation phase. It is expected to involve significant expenses over a period of several years.

     The contamination of the groundwater on the Toms River site has triggered, since May 2000, several actions against the Company in the New Jersey Chancery Court seeking medical monitoring as well as payment of damages for alleged injuries by a number of individuals who reside or resided in the vicinity of the Company's Toms River site during the years from 1952 to 1980 and were allegedly exposed to contaminated drinking water. These cases are in a very early stage, and the Company intends to defend itself vigorously. A third group of individuals

CIBA SPECIALTY CHEMICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs except share and per share data)




defending the interests of a number of children who died or suffer from brain cancer allege that the groundwater contamination of the Toms River site may be the cause to these illnesses. This group of individuals entered into a standstill agreement with the Company regarding the statute of limitations.

     In addition, as a result of past operations of the former Ciba-Geigy, the Company is involved in the planning of a remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976. The responsibility for the clean-up lies with several chemical enterprises, including among others the Company, Clariant Ltd., Novartis and Roche Holding Ltd. The responsible companies closely cooperate with the competent authorities to define the necessary measures in view of a final remediation of the site. The Company cannot predict with certainty the total cost of such remediation, or the precise amount of time necessary to accomplish the remediation. It is currently estimated, however, that the remediation effort could require nine to fifteen years to complete.

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to the closing date, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

     In management's opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company's operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

21. Valuation and qualifying accounts and reserves
--------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts:
For the year ended December 31,                                                    2000          1999          1998
--------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                        125           111            90
Additions (deductions) charged (credited) to cost and expenses, net                  24            19             1
Additions (deductions) - other, net(1)                                              (30)           (8)           23
Currency adjustments                                                                 (1)            3            (3)
--------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                              118           125           111
--------------------------------------------------------------------------------------------------------------------

Allowance for obsolete and slow moving inventory:
For the year ended December 31,                                                    2000          1999          1998
--------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                         78            67            68
Additions (deductions) charged (credited) to cost and expenses, net                  17             4            (7)
Additions (deductions) - other, net(1)                                              (22)            0             8
Currency adjustments                                                                  0             7            (2)
--------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                               73            78            67
--------------------------------------------------------------------------------------------------------------------

Deferred income tax valuation allowance:
For the year ended December 31,                                                    2000          1999          1998
--------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                        217           182           172
Additions (deductions) charged (credited) to cost and expenses, net                 (70)           (5)           14
Additions (deductions) - other, net(1)                                               (8)           27            22
Currency adjustments                                                                  4            13           (26)
--------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                              143           217           182
--------------------------------------------------------------------------------------------------------------------

(1) Additions (deductions) - other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments.