Form 20-F
period 2001-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2002-02-06
CIK 1035497

As Filed with the Securities and Exchange Commission on February 6, 2002
_______________________________________________________________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
(Mark One)
               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

      X          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

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



            Title of each class                    Name of each exchange
------------------------------------------          on which registered
                                                   -----------------------
        American Depositary shares,                New York Stock Exchange
Each representing one half of one ordinary share, nominal value CHF 10 per share

Ordinary shares, par value CHF 10 per share*


     *Not for trading but only in connection with the registration of the
        American Depositary Shares pursuant to the requirements of the
                     Securities and Exchange Commission.

                   Securities registered or to be registered
                    pursuant to Section 12(g) of the Act.

                                     None
                               ----------

                               (Title of Class)

             Securities for which there is a reporting obligation
                    pursuant to Section 15(d) of the Act.

                                     None
                               ----------

                               (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report, December 31, 2001.

                         72,130,117 Registered Shares
                       --------------------------------

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
      Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes   X        No
                                    -----        -----
             Indicate by check mark which financial statement item
                    the registrant has elected to follow.

                          Item 17          Item 18  X
                                 -----            -----

_______________________________________________________________________________

                               Table of Contents
                                                                          Page
                                                                          ----


      Introduction............................................................1


      Currency Translation....................................................1


      Cautionary Statement Regarding Forward-Looking Statements...............1


      PART I   ...............................................................2

Item 1.        Identity of Directors, Senior Management and Advisors..........2

Item 2.        Offer Statistics and Expected Timetable........................2

Item 3.        Key Information................................................2

Item 4.        Information on the Company.....................................9

Item 5.        Operating and Financial Review and Prospects..................38

Item 6.        Directors, Senior Management and Employees....................68

Item 7.        Major Shareholders and Related Party Transactions.............76

Item 8.        Financial Information.........................................77

Item 9.        The Offer and Listing.........................................78

Item 10.       Additional Information........................................81

Item 11.       Quantitative and Qualitative Disclosures About Market Risk....88

Item 12.       Description of Securities Other than Equity Securities........88


      PART II  ..............................................................89

Item 13        Defaults, Dividend Arrearages and Delinquencies...............89

Item 14.       Material Modifications to the Rights of Security Holders
               and Use of Proceeds...........................................89

Item 15.       [Reserved]

Item 16.       [Reserved]



      PART III ..............................................................89

Item 17.       Financial Statements..........................................89

Item 18.       Financial Statements..........................................89

Item 19.       Exhibits......................................................89


      Signature..............................................................92

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

     In this Annual Report, "Company" refers to Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries. In certain cases, where indicated or where the context requires it, "Company" refers to Ciba Specialty Chemicals Holding Inc.

     The consolidated financial statements and selected consolidated financial data as of December 31, 2001, 2000, 1999, 1998 and 1997, and for each of the years in the five-year period ended December 31, 2001 (the "Consolidated Financial Statements"), included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Statements in this Annual Report with respect to such financial information are based on U.S. GAAP information.

     All market share data contained in this Annual Report is based on management's estimates.

                             Currency Translation

     Unless otherwise indicated, all amounts herein are expressed in Swiss francs ("CHF") or United States dollars ("U.S. dollars", "dollars", "USD", "US$" or "$"). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001, which was CHF 1.6598 per US$ 1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2001, 2000 and 1999, and for each of the years in the three year period ended December 31, 2001, included in Item 18 of this Annual Report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.

                             Cautionary Statement
                     Regarding Forward-Looking Information

     This document contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company's management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in "Item 4. Information on the Company" and "Item 5. Operating and financial review and prospects" with regard to trends, revenues, costs, net income, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook for 2002 and beyond, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company's reorganization and restructuring and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward looking statements. For more information regarding some of these factors, see "Item 3. Key Information-Risk Factors."

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

     The selected consolidated financial data as of December 31, 2001, 2000, 1999, 1998 and 1997, and for each of the years in the five-year period ended December 31, 2001, have been taken or are derived from the audited consolidated financial statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP.

                                                                 2001       2000       1999       1998       1997
                                                             ------------------------------------------------------
                                                               (in millions of CHF, except percentages, share,
                                                                   per share and number of employees data)
Results of operations
Net sales  ..................................................   7 367      7 902      7 244      6 632      6 196
Operating income (loss)  ....................................     761        876        632      (528)        357
Income (loss) from continuing operations(1)  ................     380        418        238      (971)        222
Income (loss) from discontinued operations, net of                  -         34         87       (13)         60
tax(2)(3)  ..................................................
Cumulative effect of change in accounting principles, net of        2          -          -          -          -
tax(4)  .....................................................
Net income (loss)(5)  .......................................     382        452        325      (984)        282
-------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
  Continuing operations(1)  .................................    5.72       6.31       3.58    (14.65)       3.25
  Discontinued operations(3)  ...............................       -       0.50       1.31     (0.20)       0.88
  Cumulative effects of change in accounting principles  ....    0.04          -          -          -          -
  Net income (loss) per share(5)  ...........................    5.76       6.81       4.89    (14.85)       4.13
-------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
  Continuing operations(1)  .................................    5.72       6.31       3.58    (14.65)       3.25
  Discontinued operations(3)  ...............................       -       0.50       1.31     (0.20)       0.88
  Cumulative effects of change in accounting principles  ....    0.04          -          -          -          -
  Net income (loss) per share(5)  ...........................    5.76       6.81       4.89    (14.85)       4.13
-------------------------------------------------------------------------------------------------------------------
Equity per share(6)  ........................................   59.08      56.82      54.74      48.94      68.58
Dividend per share(7)  ......................................    2.00       2.00       2.00       2.00       2.00
Capital reduction per share(7)  .............................    1.00          -          -          -          -
-------------------------------------------------------------------------------------------------------------------
Weighted average number of Shares outstanding:
  Basic  ....................................................66 419 147 66 311 879 66 454 357 66 293 130 68 158 845
  Diluted  ..................................................66 419 147 66 311 879 66 462 898 66 293 130 68 158 845
-------------------------------------------------------------------------------------------------------------------
Other data - continuing operations
Net sales development percentage  ...........................    (7)%         9%         9%         7%        14%
Restructuring and special charges(8)  .......................       0          2          0      1 286        296
EBITDA(9), before restructuring and special charges  ........   1 230      1 348      1 086      1 175        972
EBITDA margin(10), before restructuring and special charges     16.7%      17.1%      15.0%      17.7%      15.7%
Capital expenditures  .......................................     259        249        267        396        413
Depreciation and amortization  ..............................     469        470        454        418        319
Research and development  ...................................     276        293        256        249        250
Personnel costs  ............................................   1 796      2 047      1 836      1 883      1 650
Number of employees at year end  ............................  19 683     20 306     20 117     21 148     18 137
-------------------------------------------------------------------------------------------------------------------






                                                                 2001       2000       1999       1998       1997
                                                             ------------------------------------------------------
                                                               (in millions of CHF, except percentages, share,
                                                                   per share and number of employees data)
Balance sheet data
Current assets  .............................................   4 827      4 797      4 272      4 284      4 734
Property, plant and equipment, net  .........................   3 565      3 787      3 914      3 853      3 454
Total assets  ...............................................  11 718     12 105     12 407     12 045     10 151
Short-term debt  ............................................     316        371      1 174      1 905      1 814
Long-term debt  .............................................   3 678      3 859      4 265      3 648        294
Common stock  ...............................................     721        721        721        721        721
Shareholders' equity  .......................................   3 908      3 754      3 638      3 252      4 553
-------------------------------------------------------------------------------------------------------------------
Business Segment data(11)
Plastic Additives
  Net sales  ................................................   1 834      1 959      1 784      1 609      1 781
  Operating income  .........................................     271        314        276        273        246
  EBITDA(9)  ................................................     388        423        377        375        352
  EBITDA margin(10)  ........................................   21.1%      21.6%      21.1%      23.3%      19.8%
-------------------------------------------------------------------------------------------------------------------
Coating Effects
  Net sales  ................................................   1 944      2 118      1 955      1 823      1 820
  Operating income  .........................................     304        366        305        298        280
  EBITDA(9)  ................................................     411        475        403        392        373
  EBITDA margin(10)  ........................................   21.1%      22.4%      20.6%      21.5%      20.5%
-------------------------------------------------------------------------------------------------------------------
Water & Paper Treatment(12)
  Net sales  ................................................   1 486      1 558      1 408      1 100        385
  Operating income  .........................................      82        111         68         94         26
  EBITDA(9)  ................................................     157        187        151        168         45
  EBITDA margin(10)  ........................................   10.6%      12.0%      10.7%      15.3%      11.7%
-------------------------------------------------------------------------------------------------------------------
Textile Effects
  Net sales  ................................................   1 673      1 841      1 683      1 678      1 776
  Operating income  .........................................     183        204        117        111        162
  EBITDA(9)  ................................................     248        275        179        172        223
  EBITDA margin(10)  ........................................   14.8%      14.9%      10.6%      10.2%      12.6%
-------------------------------------------------------------------------------------------------------------------
Home & Personal Care  .......................................
  Net sales  ................................................     430        426        414        422        434
  Operating income  .........................................      67         58         62         68         58
  EBITDA(9)  ................................................      95         80         85         91         80
  EBITDA margin(10)  ........................................   22.2%      18.8%      20.5%      21.5%      18.4%
-------------------------------------------------------------------------------------------------------------------
Discontinued operations(13)
Performance Polymers business
  Net sales  ................................................       -        774      1 729      1 791      1 626
  Operating income (loss)  ..................................       -         57        131       (17)         82
  Gain on sale, net of tax  .................................       -         34          -          -          -
  EBITDA(9)  ................................................       -       n.m.        193        140        217
  EBITDA margin(10) .........................................       -       n.m.      11.2%       7.8%      13.3%
-------------------------------------------------------------------------------------------------------------------

(1) Included in income from continuing operations is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 274 million or CHF 19.22 per share in 1998 and CHF 222 million or CHF 3.27 per share in 1997.

(2) The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company's Performance Polymers business which was sold on May 31, 2000. This gain includes income from operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. (See footnote (13) below).

(3) Included in income from discontinued operations is restructuring and special charges, net of tax of CHF 68 million or CHF 1.03 per share in 1998 and CHF 56 million or CHF 0.82 per share in 1997.

(4) On January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(5) Included in net income is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 342 million or CHF
     20.24 per share in 1998 and CHF 278 million or CHF 4.09 per share in 1997.

(6) Equity per share is calculated by dividing the total shareholders' equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.

(7) The Board of Directors proposes a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results and a capital reduction of CHF 1 per Share. If approved, the capital reduction will take the form of a reduction in the nominal value of each Share from CHF 10 per share to CHF 9 per share. Both the dividend and capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002 and expects, subject to various conditions, that the payments from capital reduction will be made on June 28, 2002. The dividend per share and capital reduction for 2001, based on the US$ exchange rate of December 31, 2001, are US$ 1.20, and US$ 0.60, respectively. Based on the US$ exchange rate at the respective payment dates of the 2000, 1999, 1998 and 1997 dividends, the US$ equivalent of the dividend per share were US$ 1.23, US$ 1.25, US$
     1.36 and US$ 1.34, respectively.

(8) Included in the 1998 restructuring and special charges is CHF 1 012 million for the write-off of acquired in-process research and development costs associated with the acquisition of Allied Colloids.

(9) EBITDA is calculated as operating income plus depreciation and amortization.

(10) EBITDA margin is EBITDA expressed as a percentage of net sales.

(11) In the first half of 2001, the Company implemented a new organizational structure which created five Segments focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Amounts reported for the previous periods have been restated to conform to the 2001 presentation.

(12) The 1998 Financial data for the Water & Paper Treatment Segment includes the results of the Water & Paper treatment business acquired from Allied Colloids for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

(13) Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division's business and do not include an allocation of the Company's interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements).

n.m. Data is not meaningful as the Performance Polymers business was sold on May 31, 2000 (see footnote (13) above).


     Exchange Rate Information

     The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

                                       Average(1)   High       Low       Period
                                                                           End
     --------------------------------------------------------------------------
     Year
     1997  ..........................   1.4526     1.5136     1.4051     1.4547
     1998  ..........................   1.4509     1.5255     1.3485     1.3789
     1999  ..........................   1.5151     1.5991     1.4163     1.5991
     2000  ..........................   1.6930     1.8250     1.5526     1.6202
     2001  ..........................   1.6893     1.8185     1.5878     1.6598
     --------------------------------------------------------------------------
     Months
     2001      January  .......................    1.6582     1.6025     1.6425
               February  ......................    1.6920     1.6330     1.6736
               March  .........................    1.7360     1.6465     1.7360
               April  .........................    1.7375     1.6926     1.7345
               May  ...........................    1.7970     1.7255     1.7970
               June  ..........................    1.8046     1.7648     1.7968
               July  ..........................    1.8185     1.7145     1.7285
               August  ........................    1.7165     1.6552     1.6698
               September  .....................    1.7075     1.5878     1.6188
               October  .......................    1.6642     1.6157     1.6347
               November  ......................    1.6680     1.6315     1.6405
               December  ......................    1.6920     1.6307     1.6598

     2002      January  .......................    1.7190     1.6417     1.7190
     --------------------------------------------------------------------------

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

     Risk Factors

     Prospective purchasers of the ADRs of the Company should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the ADRs. Information contained or incorporated by reference in this Annual Report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "opinion", "expects," "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company's beliefs about trends in the global economy, in the specialty chemicals industry and its views about the long-term future of the industry and the Company. See, e.g., "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors `with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

     The Company is subject to various changing competitive, economic, political, legal and social conditions. These conditions are described below:

     As an international business, the Company is exposed to various global economic, political, social and local business risks that may have a material adverse effect on its financial condition and results of operations.

     The Company has a small home market for its products and has for many years operated on a global basis. The Company currently has manufacturing facilities in 25 countries and sales organizations in more than 120 countries. This means the Company is confronted with different complex legal and regulatory requirements in many jurisdictions. These include tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries and different intellectual property regimes. The Company's international operations also expose it to different local business risks and challenges. The Company's overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business.

     The Company's results of operations and financial position also are affected by developments and trends in the world economy. The year 2001 was, for example, characterized by a continuous weakening of the economic environment. The slowdown was first evident in the United States and the impact spread throughout the NAFTA region. European economies, particularly Germany and France, also began to slow down in mid-year, with the slowdown accelerating towards year-end. Performance in South America remained strong and was only mildly affected by the Argentine economic crisis. In the Asia-Pacific region, the Japanese market has not yet recovered from its lows of 1999, remaining sluggish throughout 2001. The China Region remained the global growth engine with real GDP growth remaining at approximately 7 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth. This was particularly accentuated in the United Kingdom. In the United States consumer demand remained relatively stable due to significant incentives and rebates in several market sectors, particularly in the automotive sector. This resulted in a net decrease of inventories at the Company's customers. The economic conditions in the NAFTA, Europe, and parts of Asia-Pacific, particularly Japan may continue to worsen or not fully recover which depending on the extent of the severity of any adverse economic situations in these regions, may have a material adverse effect on the Company's results and financial condition.

     The Company currently has operations in more than 120 countries, and its results of operations may be adversely affected by currency fluctuations.

     The results of the operations and the financial position of the Company's subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company's Consolidated Financial Statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company's operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company's results between financial periods. The Company's results and financial condition are particularly affected by significant changes in the value of the euro, U.S. dollar, Japanese yen, British pound and Swiss franc relative to each other. For more information, see "Item 5. Operating and Financial Review and Prospects--Currency Trends" in this Annual Report.

     Significant competition may force the Company to reduce its product prices which may adversely impact its results of operations.

     The Company faces significant competition in the markets in which it operates. Although competition in specialty chemicals is based upon a number of considerations, such as product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, price competition does exist in certain of the Company's markets due to factors such as industry overcapacity and low-cost local competition. Increased price competition may also occur in certain product areas due to consolidation and globalization among the Company's customers and competitors and as industry segments mature. As a result of the trends toward global expansion and consolidation by competitors, the Company anticipates that it will continue to face new competitive challenges as well as additional risks inherent in international operations in developing regions.

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

     The Company's results are affected by cyclicality in various industries served directly or indirectly by the Company, including the automotive, plastics, textiles and clothing, paper, packaging, paint and coating, electronics and construction industries. Such cyclicality in specialty chemicals is, however, less pronounced than in base chemicals. Industry cyclicality may affect particular business segments of the Company at different times and in different geographical regions. In the past, to some extent there have been offsetting effects because of these timing differences with one business segment being affected by a downturn of the economy while others were not affected or affected to a lesser extent. There is no guarantee that this may continue in the future. The Company's results of operations and financial position have in the past been affected adversely, for example, by slow growth in the textile and paper industries, reduced demand in the automotive industry and by declining demand in a number of industries. The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue, and the Company will continue to experience periods of overcapacity, declining prices and lower profit margins. In addition, external factors beyond the Company's control, such as general economic conditions, competitors' actions, international events and circumstances and governmental regulation in the United States and in other foreign jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in the Company's prices, volumes and margins.

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

     The Company's business is subject to stringent environmental laws and regulations in the various countries in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in its current and historical activities. See "Item 4. Information on the Company--Environmental Matters" in this Annual Report.

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

     The introduction of the euro and the replacement of currencies in which the Company presently conducts business may adversely affect the operations of the Company.

     On January 1, 1999, eleven (2001: twelve) of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the euro as their new common currency. The euro trades on currency exchanges while the legacy currencies remained legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. The Company conducts a portion of its operations in the EU and in countries that have adopted the euro, and therefore the introduction of the euro may still likely have an impact on these operations. For more information, see "Item 5. Operating and Financial Review and Prospects--Supplemental Information--Euro conversion" in this Annual Report.

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

Item 4.  Information on the Company

History and Development

     Ciba Specialty Chemicals Holding Inc.'s registered office is located at Klybeckstrasse 141, CH-4002 Basel, Switzerland, telephone +41 61 636 1111.

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

     On March 7, 1996, the boards of directors of Ciba-Geigy and Sandoz announced the merger of the two companies to form Novartis (the "Merger"). The Merger was approved at the shareholders' meetings of Ciba-Geigy and Sandoz on April 23, 1996 and April 24, 1996, respectively. As part of their vote on the Merger, the shareholders of Ciba-Geigy and Sandoz also approved the spin-off to the stockholders of Novartis of Ciba-Geigy's specialty chemicals divisions Additives, Consumer Care, Performance Polymers, Pigments and Textile Dyes (the "Spin-off") (in 1998, Pigments and Textile Dyes were combined by the Company to form the Colors division). The Merger became effective on December 20, 1996. On March 13, 1997, the former Ciba-Geigy specialty chemical divisions were listed on the Swiss Exchange as an independent new enterprise, Ciba Specialty Chemicals Holding Inc.

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

     In early 2001, the Company implemented a new organizational structure comprising five segments ("Segments") focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of the Segments is to provide the best and most complete service to its customers' industries and strive for market leadership in its respective area. To ensure that innovation efforts are successfully shared across Segments a corporate technology office under the leadership of a Chief Technology Officer was created. All Segments share support functions such as finance and accounting, human resources, communications, legal and supply chain services.

     While each Segment has a lasting role in providing for a well-balanced portfolio for the Company, they are positioned for growth and higher profitability through different approaches: innovation (Plastic Additives and Coating Effects), cost leadership (Textile Effects) and by concentrating on business growth (Water & Paper Treatment and Home & Personal Care).

     To accelerate the speed of decision-making and implementation, the Company's new structure ended the dual business responsibility between divisions and business units and allocated the full responsibility to the Segments. This will speed up decision-making and implementation allowing the Company to become faster and more flexible, gaining a competitive advantage in a fast-changing environment. Support functions are provided through shared structures on a global basis. As part of the reorganization, the Company initiated an integration of its previous three supply chains into a single global supply chain. This initiative is ongoing. Additionally, the Company is moving towards an integrated e-business platform and standardized core processes for finance, human resources, information technology and communications. These integration and standardization actions allows the Segments to devote their full attention to meeting customer needs.

     Acquisition and divestiture activities

     Effective January 1, 1998, the Company and Witco Corporation (Witco) exchanged, in a one-for-one transaction, the then Additives division's PVC heat stabilizer business for Witco's epoxy systems and adhesives business. The transaction was accounted for as a sale and a purchase. The business acquired was integrated into the Performance Polymers division, which was sold on May 31, 2000, and is included in discontinued operations in the Consolidated Financial Statements. The resulting goodwill was being amortized over 20 years. The Company's non-cash gain on the assets sold is included in the 1998 restructuring and special charges in the Consolidated Statements of Income.

     On April 1, 1998, the Company completed the acquisition of Allied Colloids Group PLC, a leading global water treatment company organized and listed in the United Kingdom ("Allied Colloids"), for CHF 3 615 million, including acquisition costs of CHF 110 million. The acquisition of Allied Colloids resulted in the creation, in 1998, of a new Water Treatments division in the Company. As a part of on-going efforts to achieve operational efficiency, management, in April 1999, integrated the Water Treatments business into the then Additives division. In 2001, under the reorganization of the Company into five segments, the Water Treatments business was combined with the Company's paper chemicals business to create a new segment Water & Paper Treatment.

     In March 1999, the Company sold its 30 percent interest in Cerdec AG for net cash proceeds of CHF 70 million (DEM 85 million), resulting in a pre-tax gain of CHF 39 million or CHF 37 million after tax.

     In March 2000, the Company completed the purchase of Prochimica s.r.l., the Company's key photoinitiator supplier of its Coating Effects Segment. The Company paid CHF 85 million.

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

     In November 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). The acquisition complements and expands the Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

     In December 2000, the Company sold approximately 81 percent or 14 525 000 shares of its holding in its equity affiliate Hexcel Corporation ("Hexcel") to an investor group led by Goldman Sachs for CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. This divestment underscores the Company's strategy to exit joint ventures which have little strategic fit with its core business. Hexcel is focused on specialty materials and not on specialty chemicals. As a result, after the sale of the Performance Polymers business, this investment no longer supported or supplemented the growth of the Company's remaining core businesses and therefore, divestment steps were undertaken. In 2000, the Company recognized a pre-tax gain on this divestment of approximately CHF 71 million or CHF 50 million after tax.

     In order to optimize the Plastic Additives Segment's global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd. ("Musashino-Geigy"), increasing its holdings from 50 percent to 60 percent. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

     As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an international chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received of CHF 62 million approximated the carrying value of the investment at the date of sale.

     To expand Coating Effects service business and its high value added products offerings, in June 2001, the Company acquired Efka Additives B.V. ("Efka") for a total purchase price of approximately CHF 65 million. Efka manufactures, markets and distributes additives for the coatings and inks industries.

     Capital expenditures

     Ciba Specialty Chemicals' aggregate capital expenditures for property, plant and equipment were CHF 259 million in 2001, CHF 249 million in 2000 and CHF 267 million in 1999. In 2001 and 2000, capital expenditures were focused primarily on efficiency and safety improvement-related items. The Company has also continued to make some major investments in the Imaging & Inks, Coatings and Plastics business lines of Coating Effects (the quinacridone project in the United States) and the core Water & Paper Treatment business (increasing the production for Cationic Monomers in the United States).

     Business Overview

     Ciba Specialty Chemicals is one of the world's leading developers and producers of specialty chemicals which are high value added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 25 countries and sales organizations in more than 120 countries.

     In 2001, the Company had net sales from continuing operations of CHF 7 367 million, operating income of CHF 761 million and net income of CHF 382 million.

     Net sales, by geographic region of the Company for the past three years were as follows:

                                     2001              2000            1999
                                -------------     ------------    -------------
     amounts in CHF millions    Sales    in %     Sales   in %    Sales    in %

     Europe ................    2 755    37%      2 913   37%     2 826    39%
     Americas(1) ...........    2 654    36%      2 936   37%     2 620    36%
     Asia Pacific(2) .......    1 958    27%      2 053   26%     1 798    25%
     ---------------------------------------------------------------------------
     Total net sales .......    7 367   100%      7 902  100%     7 244   100%
     --------------------------------------------------------------------------
     (1) The Americas are comprised of North, Central and South America.

     (2) Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

     Organization

     In 2001, the Company implemented a new organizational structure which created five Segments focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company's reportable Segments develop, manufacture and market different products, services and solutions. They are managed separately because each Segment has different customer markets and requires different technology and marketing strategies. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of the Segments is to provide the best and most complete service to its customers' industries and strive for market leadership in its respective area. To ensure that innovation efforts are successfully shared across Segments a corporate technology office under the leadership of a Chief Technology Officer was created. All Segments share support functions such as finance and accounting, human resources, communications, legal and supply chain services.

     Segments

     Net sales, by Segment, of the Company for the past three years were as follows:

                                     2001              2000            1999
                                -------------     ------------    -------------
     amounts in CHF millions    Sales    in %     Sales   in %    Sales    in %

     Plastic Additives .....    1 834    25%      1 959   25%     1 784    25%
     Coating Effects .......    1 944    26%      2 118   27%     1 955    27%
     Water & Paper
       Treatment ...........    1 486    20%      1 558   20%     1 408    19%
     Textile Effects .......    1 673    23%      1 841   23%     1 683    23%
     Home & Personal Care ..      430     6%        426    5%       414     6%
     ---------------------------------------------------------------------------
     Total net sales(1) ....    7 367   100%      7 902  100%     7 244   100%
     ---------------------------------------------------------------------------

     (1) On May 31, 2000, the Company completed the sale of its Performance Polymers business and therefore excluded it from the segment data in 2000 and 1999.

     The Segment Plastic Additives is one of the leading global suppliers of additives to the polymers and lubricants industries. The Segment develops manufactures and markets products and provides services to the plastic and lubricant industries. The Segment's products are additives which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve processing appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

     Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries . The Segment develops, manufactures and markets additives, synthetic pigments, pigment and additive concentrates for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     Water & Paper Treatment is one of the leading global suppliers to the paper industry and the municipal and industrial waste-water treatment industries. It offers products and services for paper production starting at the wet-end and progressively moving towards dry end application. The range of products and services offered increase mill productivity as well as determining appearance, handle and performance of the paper by making it water repellent, glossy or white. The Segment also offers products and services used to help clean industrial and municipal effluents and to improve the efficiency of mineral and oil processing.

     Textile Effects is the world's second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics and the second largest manufacturer of reactive dyes and dispersive dyes for polyester. It serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. Products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-use industries. Among its broad product offerings are whiteners for detergents, antimicrobials for a variety of home and personal care products, UV absorbers for sun screens and innovative hair dyes.

     Discontinued Operations: On May 31, 2000, the Company completed the sale of the Performance Polymers business to Vantico, a company established by Morgan Grenfell Private Equity, the then private equity arm of Deutsche Bank AG, and to certain Asian joint venture partners. Total gross proceeds from the sale were CHF 1.6 billion, which includes net debt assumed of approximately CHF 160 million. Net debt consists of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash. The Performance Polymers business that was sold includes substantially all of the Performance Polymers division which produces epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000 (for the year 1999 CHF 1 729 million).

     Group Services

     The Company has established a number of Group Service Units that are responsible for providing cost efficient support services to the Segments. The utilization of these centralized Group Service Units has two primary benefits to the Company (i) they allow the Segments to fully concentrate on serving their markets and customers and (ii) they reduce the overall costs as a consequence of increased economies of scale. The functions of the main Group Service Units of the Company are described in the following paragraphs.

     The Supply Chain Service organization is responsible for distribution of all the finished products and order processing, warehousing and transportation of products. Shared order desks are maintained on a regional/country level that service all Segments with regards to order taking and order processing, shipping and invoicing to the customer. A global network of warehouses and distribution centers, both externally and internally will be introduced and operated by the Supply Chain Service organization to ensure adequate coverage of the Company's distribution requirements. They also are responsible for negotiating and managing the Company's major transport partners, including the negotiation of the service contracts. The objective of the Supply Chain Service organization is to significantly reduce the number of partners in the transportation area with the ultimate goal to co-operate with one global Lead Logistics Provider. Supply Chain Service is currently working on the integration of the Company's three supply chains into a single global supply chain.

     The Global Infrastructure group, working with outsourcing partners, manages the Company's information technology infrastructure including its wide area networks. This Group Services Unit objective is to ensure that the Company's global and regional information technology infrastructure set-up is optimized.

     The Company maintains twelve Business Support Centers that provide finance and accounting services to the regions, instead of using numerous country organizations. The Business Support Centers, using standardized financial systems, provide control, treasury and information management services to the Company for financial and corporate applications. They are responsible for ensuring the accuracy, validity and timeliness of financial reporting.

     Corporate functions such as legal, environmental, communications and human resources are managed through eight Regional Presidents Offices.

     Headquarters is responsible for strategy and corporate governance.

     Equity Affiliates

     The Company, from time to time, acquires and disposes of interests in entities to balance its portfolio of businesses and help achieve strategic objectives. The Company's investments in equity affiliates resulted in total income from earnings of equity affiliates of CHF 8 million in 2001, CHF 113 million in 2000 and CHF 15 million in 1999.

     The Company invests in equity affiliates where its analysis indicates that such investment will support and supplement the growth of its core business. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.

     The Company's most significant investments in equity affiliates as of December 31, 2001 are a 50 percent interest in each of CIMO Compagnie Industrielle de Monthey SA and Daihan Swiss Chemical Corp. CIMO Compagnie Industrielle de Monthey SA is a joint venture with Syngenta that provides infrastructure services and utilities to the partner plants of Monthey Switzerland. Daihan Swiss Chemical Corp. is a joint venture with Daihan Color Ind. Co., Ltd., which has a pigments facility in Ulsan, Korea, and makes classical pigments for inks, paints, plastics and synthetic fibers.

     In order to optimize the Plastic Additives Segment's global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd. ("Musashino-Geigy"), increasing its holdings from 50 percent to 60 percent. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

     As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an internationally active chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received of CHF 62 million approximated the carrying value of the investment at the date of sale.

     The Company's most significant investment in equity affiliates during 2000 was a 49.3 percent interest in Hexcel, a leading producer of advanced structural materials. Hexcel develops, manufactures and markets lightweight, high-performance reinforcement products, composite materials and engineered products for use in the aerospace, space, electronics and industrial markets.

     In December 2000, the Company sold approximately 81 percent or 14 525 000 shares of its holdings in Hexcel to an investor group led by Goldman Sachs at USD 11 per share. Total proceeds were CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. In 2000, the Company recognized a gain on this divestment of approximately CHF 71 million or CHF 50 million after tax or CHF 0.75 per share. This divestment underscores the Company's strategy to exit joint ventures which have little strategic fit with its core business. Hexcel is focused on specialty materials and not on specialty chemicals. As a result, after the sale of the Performance Polymers business, this investment no longer supported or supplemented the growth of the Company's remaining core businesses and therefore, divestment steps were undertaken.

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

     Company Strategy

     Value Beyond Chemistry

     Ciba Specialty Chemicals' objectives are to build upon its leading positions in selected segments of the specialty chemicals industry and is committed to be number one in all of its chosen markets. The Company strives to be the partner of choice for customers seeking innovative effects to enhance the performance of their products. The Company brings the benefits of leading-edge research to the real world to improve the quality of people's lives and deliver value to its customers, shareholders and employees.

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

        Focus on Serving the Customer. The Company's management is of the opinion that producing high quality products and providing high quality technical service with dependable supply are key factors in the Company's ability to compete successfully in the specialty chemicals market. Management is of the opinion that the Company's commitment to customer service has resulted in strong customer relationships and a high degree of customer loyalty. In response to the trend of increasing globalization among the Company's customers, the Company is emphasizing key account management for global customers. The Company has aligned itself more closely with its customer industries by forming five strong business Segments with clear direction, market focus and global business responsibility. Management is of the opinion that customers want a single point of contact for accessing the Company's products and services and they want fully integrated solutions tailored to their needs, their industries. Each Segment has the mission of meeting these needs - serving the customer under one strong brand and one corporate identity - and understanding and anticipating customer needs to help make the Company's customers and their products more competitive and profitable. The Company strives for leading positions in all of its activities.

        Build upon Three Business Models. The Company has shifted its focus from selling specialty chemicals to providing high value-added effects to its customers' products. The Company is pursuing a strategy of managing its extensive portfolio with three separate business models to accommodate its broad and interconnected customer base.

        o `Specialty' products, which comprise approximately two thirds of the Company's portfolio, offer broad growth opportunities, are protected either by patents or proprietary knowledge and bring considerable value to the Company's customers through differentiation.
        o `Semi-specialties' represent about one-third of the Company's portfolio. They provide growth opportunities in attractive niche markets while offering somewhat lower differentiation. Key to managing these products is operational excellence - consistent high quality, low-cost production and supply performance.
        o Comprehensive customer `Services' is an emerging area, whereby the Company leverages and markets its unique competencies, expertise, advice and consulting talents to its customers. This offers strong revenue growth potential, although from a lower base.

        The Company's recent acquisition and divestment activities underscores the commitment to the strategy focusing on high value-added products and technologies in specialty chemicals that generate innovative effects for customers and consumers. This strategy allows the Company to focus its resources on the high potential market segments in its portfolio and on funding further innovation in these and related areas for future profitable growth. The Company will continue its efforts to explore and capture needs and opportunities across the total value chain and to provide total fully integrated solutions to its customers.

        Promote and Accelerate Innovation. The Company's management is of the opinion that it is widely recognized in the markets in which it serves as a leading innovator for technologically advanced products. The Company's research and development activities are conducted on a decentralized basis through each of its Segments in order to respond more effectively and efficiently to market trends and specific customer requirements. To facilitate the sharing and leveraging of core technical competencies and identifying new fields to explore in attractive markets, the Company has introduced a corporate technology office under the leadership of a Chief Technology Officer and a Research and Technology Board, which includes representation from all of the Segments. Historically, the Company has invested approximately 3 to 4 percent of net sales in research and development activities. Management intends to continue to invest in research and development at a similar level in the future. Management also intends to continue to invest in product innovation in order to provide products that offer distinct "value in use". Value in use encompasses not only the price and physical performance of the Company's products but also the beneficial impacts they have on the Company's customers' products and production processes (for instance, by reducing energy consumption and environmental costs). The Company's management is of the opinion that the Company's substantial investments in environmentally compatible product technologies and processes will enable the Company to take advantage of business opportunities created by increasingly stringent regulatory standards.

        Achieve Best in Class Manufacturing. Management is committed to increasing the cost competitiveness of the Company's businesses by improving the efficiency of existing operations and reducing costs. The Company's Manufacturing Council is responsible for worldwide coordination with the Segments of the Company's manufacturing assets, including utilization of production capacities and associated capital expenditure requirements. The Company intends to increase its production capacity through continued productivity improvements, debottlenecking, improved utilization of existing plants and outsourcing when such activities are more economical than constructing new plants. Identification and rationalization of underutilized assets will be a priority, complemented by a new focus on reducing capital intensity and costs, to match or exceed benchmark industry standards. The Company has initiated an integration of its previous three supply chains into a single streamlined global supply chain system that will increase efficiency across the Company. This initiative is ongoing.

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

     Plastic Additives

     Overview

     Plastic Additives maintain or improve the desirable properties, or suppress the adverse properties, of materials and improve the stability of these materials during processing, thereby facilitating or improving the efficiency of industrial processes. In addition, additives can improve quality and provide long-term stability and economical viability for the final product by, for example, protecting the product against aging, corrosion or wear.

     Plastic Additives business has for many years experienced strong growth and profitability resulting from its leadership in the additives markets. The Segment is the leading supplier of stabilizers and stabilizer systems to the plastics industry. In addition, the Segment is a leading supplier of ashless antioxidants and extreme pressure and antiwear agents to the lubricant industry.

     Plastic Additives is managed as an integrated global business and primarily focuses on three market segments: (i) Polymer Products, (ii) Base Polymers, (iii) Process and Lubricant Additives.

     The additives market is affected by shorter-term economic and industrial cycles experienced by its customers, particularly in the plastics and oil industries, which in turn are dependent on the automotive, construction and packaging industries. Increasing environmental and safety regulations governing the industries of the Company's customers have also affected the additives market. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The Company's products are developed for sensitive applications, such as use with food and drinking water. These applications are subject to a higher degree of regulatory control. Other regulatory initiatives being introduced in the area of environmental control (for example, the removal of volatile organic chemicals) have led to the reformulation of some products and greater engineering oversight in production by the Company. Management estimates that the additives market in which the Segment operates was approximately CHF 9 billion in 2001, of which the polymer products and base polymers market represented CHF 7 billion and the lubricant additives market CHF 2 billion.

     Management is of the opinion that many industries served by Plastic Additives will experience significant growth in future periods. In certain areas of these industries demand for additive products is expected to be equal to or in excess of this industry growth. The Segment's extension beyond stabilization into additives for properties modification should contribute to above market growth. Additives for lubricants also have the potential for sales growth in excess of market growth, principally due to replacement of older formulations by more effective and environmentally compatible products. Management is of the opinion that the Company's Segment Plastic Additives is well positioned to participate in these growth areas with its products.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Plastic Additives for the years ended December 31, 2001, 2000 and 1999.

     (amounts in millions of CHF)                  2001        2000        1999
                                                   ----        ----        ----
     Total Segment net sales .................    1 834       1 959       1 784
     Operating income ........................      271         314         276
     Capital expenditures ....................       80          67         54
     Research and development expenditures ...       73          82         64
     Contribution to the consolidated
      Company net sales from continuing
      operations, in percentage ..............      25%         25%         25%
     --------------------------------------------------------------------------

     Strategy

     Leveraging industry leadership

     The Plastic Additives Segment will continue to leverage its leading position in the global polymer additives market through innovation and marketing alliances to provide new effects, integrated customized solutions and one-stop shopping to the plastics industry. Growth is supported by operational excellence in particular, lowest-cost manufacturing. Innovation supports differentiation in the traditional stabilizer business and provides technology platforms for new areas such as surface modifiers and flame retardants. In the lubricant additives market, meeting the ever-increasing trend toward higher engine performance with environmentally friendly products provides substantial growth opportunities. New business opportunities will continue to be developed either through research and development activities or selective acquisitions.

     Products

     Plastic Additives products add value to the polymer and lubricant industries. The Segments product offerings for the polymer industry include:

     o Polymer Protection products such as antioxidants, processing stabilizers, UV absorbers and hindered amine light stabilizers (HALS)
     o Special Effects such as antifogging agents, antistatic agents, slip agents, antimicrobials, clarifying agents, shelf life extension, flame retardants, optical brighteners and additives for degradable plastics.
     o Polymer Recycling such as antioxidants and light stabilizer systems.
     o Specialized product forms and multicomponent product packages which simplify the incorporation process and improve worker hygiene and resin quality.
     o Polymer Design such has polymerization regulators.

     The Segment's leading product lines in the polymer protection category are Ciba(R) IRGANOX(R) antioxidants, Ciba(R) IRGAFOS(R) processing stabilizers, Ciba(R) FIBERSTAB(R) L phenol-free processing stabilizers, Ciba(R) IRGASTAB(R) FS phenol-free processing stabilizers, Ciba(R) CHIMASSORB(R) light stabilizers /UV absorbers, Ciba(R) TINUVIN(R) light stabilizers /UV absorbers.

     In addition to the Segments traditional IRGANOX(R) heat stabilizer range, IRGANOX(R) HP and IRGANOX(R) XP are examples of how additives support the polymer industry with new, innovative products and services. Both the IRGANOX(R) HP and IRGANOX(R) XP ranges combine HP-136, the Company's innovative lactone technology, with established high-performance phosphites. Some examples of applications for these products are IRGANOX(R) HP which ensures excellent stabilization for polyurethane foams and provides excellent protection of polyolefin during processing.

     The IRGAFOS(R) processing stabilizer range ensures efficiency in processing and maintenance of polymer properties across a broad range of processing conditions.

     FIBERSTAB(R) L & IRGASTAB(R) FS phenol-free processing stabilizers systems set a new standard in the processing stabilization of polyolefin fibers with excellent gas-fade resistance. They provide outstanding processing stability to polyolefin fibers while virtually eliminating any gas-fade discoloration that may occur when phenolic systems are used. The systems also provide good long-term thermal stability and enhanced light stability. FIBERSTAB(R) L is particularly suited for PP fiber applications such as carpets and hygienic non-wovens.

     CHIMASSORB(R) 2020 is a new high performance hindered amine light stabiliser with high molecular weight. Optimizing the balance between exceptional UV stabilisation, long-term thermal stabilisation, minimal pigment interaction, and improved melt flow control, CHIMASSORB(R) 2020 exemplifies Ciba's continuing efforts to achieve the best performance in UV light protection possible, complimenting our already comprehensive range of CHIMASSORB(R) light stabilisers.

     Ciba(R) TINUVIN(R) light stabilizers /UV absorbers TINUVIN(R) 123 S is the preferred solution for demanding polyolefin outdoor applications. TINUVIN(R) 1577 is the innovative UV absorber for glazing, thin films and laminates.

     Ciba(R) POLYAD(R) customer-specific blends are multi-component additive packages in easy-to-handle forms.

     The Segment's leading product lines in the special effects additives category are ATMER(TM)- antifogging agents, ATMER(TM)- antistatic agents, ATMER(TM) SA - slip agents, Ciba(R) IRGAGUARD(TM) antimicrobial line, including Ciba(R) IRGAGUARD(R) A - antialgae and Ciba(R) IRGAGUARD B - antibacterial, Ciba(R) IRGAGUARD(R) B - antimicrobials, Ciba(R) IRGASTAT - antistatic agents, Ciba(R) IRGACLEAR(R) - clarifying agents, Ciba(R) SHELFPLUS(TM) - shelf life extension, Ciba(R) FLAMESTAB(TM) NOR - flame retardant, Ciba(R) UVITEX(R) optical brighteners.

     The Segments polymer products are branching out from their core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. With this new focus on surface modification, the Segment is improving materials with special physical effects, thereby improving surface properties and product performance. A step in that direction has been the expansion of an antistatic and antifogging product range, which modifies surfaces to temper the buildup of static charge or water as fog.

     The Segment is identifying opportunities along the polymer product value chain and promoting property enhancements by entering into branding partnerships. For example, OTTO Entsorgungssysteme GmbH, the leading waste container manufacturer in Europe, developed a garbage bin whose plastic contains Ciba(R) IRGAGUARD(TM) B 1000(R), an antimicrobial that helps reduce the proliferation of bacteria and mold, cutting down on odors.

     The trend of plastics replacing other materials, such as glass and wood, is expected to continue. This offers the Segment opportunities with its base polymers and polymer products to further work with customers to develop new applications for the Segments products, for example, in the automotive industry where engineering plastics are replacing traditional materials. In addition, in the area of base polymers the Segment is continuously expanding its services businesses area to provide customers with tailor-made additives blends as part of a marketing approach that emphasizes customer contact and quick response times.

     In 2001, Plastic Additives Segment introduced "Ciba Expert Services" which will enhance the customers' business performance via the delivery of knowledge-based services. This will be accomplished by applying a global services network possessing Plastic Additives' comprehensive expertise and experience in the plastics industry. "Ciba Expert Services" is an innovative business approach drawing on more than 50 years of experience in supporting the Company's global plastics business. This well recognized know-how and experience is now available on the open market.

     For the lubricant industry, the Segment offers:

     o Single components for engine oils and industrial lubricants such as antioxidants, extreme pressure/ antiwear additives, friction modifiers, corrosion inhibitors and metal deactivators.
     o Services such as preblends
     o Additives packages for industrial lubricants.
     o Segments product offerings are used in almost every plastic product or lubricant application.

     Product offerings in the polymer additives field include high performance plastic additives that extend and enhance the performance of polymers. In this area, the Segment offers polymer stabilizers, clarifying agents, optical brighteners, surface modifiers, antimicrobials and preblends.

     In the Process and Lubricant Additives business, the focus is on working with customers to develop additives for lubricants, such as Ciba(R) IRGALUBE(R) F10, that enhance the performance of engine oils while providing environmental benefits.

     Management is of the opinion that products such as additives for plastics recycling, ashless antioxidants for lubricants are becoming more important with increased environmental awareness and regulation.

     Customers and End-User Markets

     In 2001, end-user markets such as the packaging industry accounted for approximately 28 percent, the construction industry for 18 percent, the plastic industry for 15 percent, automotive industry for 8 percent and the lubricants industries for 8 percent of the Segment's sales. A number of other smaller end-user markets account for the remaining 23 percent of the Segment's sales. The top ten customers of the Segment accounted for approximately 30 percent of the Segment's 2001 sales.

     Research and Development

     Plastic Additives spends approximately 4 percent of sales each year on research and development activities (CHF 73 million in 2001). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Certain patents covering some of the Segment's important products such as light stabilizers, antioxidants and processing stabilizers expired in 2001. Management is of the opinion that expiration of these patents will not have a material effect on its result of operations because of the Company's level of customer service associated with these products and processes. In addition, management is of the opinion that Plastic Additives has a strong product pipeline and its goal is to increase substantially the percentage of sales of patent protected products over the medium to long term. Products currently being developed include new classes of light stabilizers, anti-static additives, process stabilizers for plastics, flame retardants and process chemicals for reactive monomers. In addition, in response to increasing environmental and safety regulations, Plastic Additives is developing additives for plastics recycling, a metal-free replacement for zinc dithiophosphates in lubricants and a replacement for stabilizers and corrosion inhibitors containing heavy metals.

     Research and development activities focus on new product development as well as process improvements that aim at lowering costs and increasing productivity, speeding time-to-market of new products and improving responsiveness to customers by increased integration of manufacturing processes with the Segment's distribution network.

     Competition

     Historically, the majority of Plastic Additives competitors have operated only in selected markets and produced narrow product ranges. However, competitors are consolidating and expanding their product ranges and geographical reach. The Segment's main competitors include BASF, Clariant, Cytec and Great Lakes. In addition to these competitors, Plastic Additives has a number of smaller competitors, particularly in Asia, many of whom offer off-patent products at low prices.

     Management is of the opinion that the Segment's competitive strengths are its global leadership position, global presence, consistency in product quality, excellence in innovation, broad product range, ability to provide customer specific solutions and its relationships with multinational customers.

     Coating Effects

     Overview

     Coating Effects develops, manufactures and markets additives, synthetic pigments, pigment and additive concentrates for the coatings, printing, imaging, electronic and plastics and fibers industries. Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries.

     Coating Effects is managed as an integrated global business and primarily focuses five market segments: (i) coatings, (ii) plastics, (iii) electronic materials, (iv) imaging & inks and (v) masterbatches.

     Pigments are insoluble coloring materials used for the coloration of printing inks, paints, plastics and synthetic fibers in products such as automotive paints, transportation coatings, synthetic carpets and upholstery, printed materials and publications, building paints, packaging, cables, flooring, toys, industrial goods and equipment, furniture, consumer goods and electronics.

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

     Management estimates that the market in which Coating Effects competes was approximately CHF 14 billion in 2001.

     Growth in the global pigments market tends to track GDP development. There is a move towards high value pigments and improved additives as customers upgrade their products and the technical performance requirements of the colorants and additives they incorporate in their formulations. Changes in technology in the customer base provide opportunities for new products, for example in the fast changing electronics industry. In recent years, environmental pressure to replace heavy metals such as cadmium and lead has led to an increased demand in organic pigments. The impact of the low volatile organic content (VOC) regulations is that solvent usage is being reduced in the printing ink and coatings industries with alternative technologies, such as UV-curing, powder coatings, high solid paint systems and water-based systems. With the Segment's current portfolio and innovation projects it is well placed to take advantage of these trends. There also is a need for products which make processing easier and more cost effective for customers, in all the traditional served industries. In particular, there is a focus on ease of product handling, for example, low dusting colorants and additives. The Segment's range of products includes liquid forms, granules, dispersions and concentrates. As pigment manufacturers have traditionally had strong market positions in particular colors (for example, the Segment has a strength in high performance, opaque red pigments used in automotive paint), color trends can benefit particular producers while negatively affecting others.

     The high performance and high value pigments market are characterized by capital-intensive production facilities and demanding standards for high and constant quality. The major applications for these pigments are automotive paints, general industrial paints, decorative paints, plastics and packaging and specialty inks, with competition based mainly upon the technical properties of the products. In contrast, the classical pigments market is characterized by relatively mature products with minimal patent protection and strong competition from low cost manufacturers in emerging countries. The major application for these pigments is printing inks. The dispersions market for organic and inorganic pigments is characterized primarily by the provision of customer-specific solutions and delivery service. The major application for dispersions is the plastics industry and the major applications for inorganic pigments are plastics and industrial paint.

     The additives market is affected by shorter-term economic and industrial cycles experienced by its customers, particularly in the coatings industry, which in turn is dependent on the automotive industry. Increasing environmental and safety regulations governing the industries of the Company's customers also have affected the additives market. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The Company's products are developed for sensitive applications, such as use with food and drinking water. These applications are subject to a higher degree of regulatory control.

     Management is of the opinion that many industries served by Coating Effects will experience significant growth in future periods. The Segment's extension into polymer specialties for coatings should contribute to above market growth. In addition, management is of the opinion that the radiation curing industry shows high growth potential.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Coating Effects for the years ended December 31, 2001, 2000 and 1999.

     (amounts in millions of CHF)                  2001        2000        1999
     --------------------------------------------------------------------------
       Total Segment net sales ...............    1 944       2 118       1 955
       Operating income ......................      304         366         305
       Capital expenditures ..................       66          65          78
       Research and development expenditures .       96         102          97
       Contribution to the consolidated
        Company net sales from continuing
        operations, in percentage ............      26%         27%         27%
     --------------------------------------------------------------------------

     Strategy

     Expansion through innovative technology

     The goal for the Coating Effects Segment is to expand the business through growth beyond the traditional core markets and by seizing opportunities from new technology developments. It intends to build upon and extend its leading positions in high-performance pigments, photoinitiators and UV absorbers in its various coatings markets by launching innovative new product ranges to bring improved value to its customers. Research and development is a key driver for entering new markets, particularly in the fast-paced world of electronic materials.

     The Segment plans to (i) increase sales and market share in its high potential market segments, inks, coatings, electronic materials and plastics, by emphasizing product innovation, (ii) fully exploit its high performance pigments product lines in automotive paints, (iii) expand into high value pigments markets such as general industrial paints, decorative paints, plastics and packaging inks, (iv) develop a service business offering color matching and formulation advice and (v) maintain its position as a low cost manufacturer of its core classical pigments through further productivity improvements.

     The Coatings business line is promoting its recent entry into the polymer specialties sector, particularly with its dispersants, rheology agents and specialty binders for water based inks. This new business activity, which is based on technologies acquired from Allied Colloids and Efka, is a key growth platform for coatings.

     In automotive coatings, the Segment continues to focus on developing environmentally friendly technologies, such as the promising
HPT(hydroxy-phenyl-triazine) based UV absorbers for use in solvent-free powder coatings applied on cars. The business is also developing the next generation of photoinitiators for pigmented coatings.

     Products

     The Segment's leading colorant product lines include the high performance pigments, Ciba(R) IRGAZIN(R), Ciba(R) CINQUASIA(R) and Ciba(R) CROMOPHTAL(R), used in coatings, inks, plastics and synthetic fibers, the ULTRAGREEN and SUPERGREEN functional dye products used in the Optical Information Storage business (CD-R) and Ciba(R) IRGALITE(R) classical pigments used primarily in printing inks. The Segment also produces pigment dispersions and masterbatches. The Segment's management is of the opinion that its Diketo-Pyrrolo-Pyrrol (DPP) technology offers distinct advantages to users of its high performance pigments for coatings and plastics. DPP pigments are currently being used in automotive paints and high performance plastics materials. Current environmental pressure on cadmium pigments opens up good growth opportunities for DPP pigments in the plastics industry. The Segment does not believe it has yet fully exploited the benefits of DPP technology in the automotive industry or in other paint, plastics or inks applications.

     The Segment's leading additives products lines include, Ciba(R) TINUVIN(R) light stabilizers for coatings, inks and photographs, Ciba(R) IRGACURE(R) photoinitiators for ultraviolet curing of coatings, paints, inks and electronic materials and the polymer specialty rheology agents and dispersants for coatings. The Segment also produces corrosion inhibitors for metal coatings, stabilizers and process chemicals for photographic and photo-reproduction systems, algaecides for antifouling and dispersion paints. Management is of the opinion that products such as photoinitiators for solvent-free coatings are becoming more important with increased environmental awareness and regulation.

     Customers and End-User Markets

     In 2001, Coating Effects supplied pigments and additives to the paint and coatings industries, the printing ink industry, the plastics industry, the synthetic fibers industries and the electronic materials industry. The top ten customers of the Segment accounted for approximately 31 percent of the Segment's 2001 sales.

     In 2001, the end-user markets such as the automotive industry accounted for approximately 22 percent, the imaging and publication industry for 14 percent, the packaging industry for 18 percent, the electronics industry for 14 percent and the construction industry for 10 percent of the Segment's sales. A number of other smaller end-user markets account for the remaining 22 percent of the Segment's sales.

     Consolidation and globalization have occurred in certain of the customer industries served by the Segment, particularly in the coatings and printing ink industries. The effect of such consolidation and globalization is that pressure is exerted on suppliers towards global pricing.

     Research and Development

     Coating Effects spends approximately 5 percent of sales each year on research projects (CHF 96 million in 2001). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Pigment products currently being developed by the Segment include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments for optical storage and color filters. The Segment is also developing colorants for digital ink jet printing on paper and plastic.

     Certain patents covering some of the Segment's important products such as a hindered amine light stabilizer an algaecide expired in 2001. Management is of the opinion that expiration of these patents will not have a material effect on its result of operations because of the Company's level of customer service associated with these products and processes. Although patent protection for part of the DPP product range will expire in 2002, the Company has newer patents covering more recently launched or yet to be launched products. Additive products currently being developed include high performance photoinitiators for coatings, imaging and information storage, new classes of light stabilizers, UV-absorbers, sterically hindered amines for coatings as well as algaecides for antifouling paints. In addition, in response to increasing environmental and safety regulations, Coating Effects is developing various additives like waterborne, powder or radiation curable systems.

     Competition

     Although the pigments market is highly competitive, particularly in the classical pigment sector, the high capital and know-how requirements have resulted in a relatively limited number of pigment manufacturers in the high performance and high value pigments sectors. The Segment's principal competitors in the pigments field, include BASF, Dainippon Ink and Clariant, and in the photoinitiators and in the photoinitiators and light stabilizers fields, Lamberti, BASF, Clariant and Asian producers. The Segment competes in the high performance pigments, high value pigments, photoinitiators and light stabilizers markets on the basis of innovation and technical competence, relationships with global customers and quality. The Segment competes in the classical pigments market on the basis of its relationships with global customers, quality of service and price. Despite a certain trend toward commoditization in the classical pigments market, management is of the opinion that Coating Effects can continue to compete effectively through innovation and a continued focus on remaining a low cost producer. Price competition is prevalent in the classical pigments segment and has been led by Asian producers seeking to gain market share outside Asia.

     Management is of the opinion that the Segment's competitive strengths are its commitment to technological innovation, quality and process leadership, global presence and competitive cost structure, as well as its relationships with global customers and major retailers.

     Water & Paper Treatment

     Water & Paper Treatment offers products and services for the market segment paper and broad production starting with wet-end and progressively moving towards dry end application. The range of products and services offered increase mill productivity as well determining appearance, handle and performance of the paper by making it water repellent, glossy or white. The Segment also offers products and services in the market segment water treatments that are used to help clean industrial and municipal effluents and to improve the efficiency of mineral and oil processing. Water & Paper Treatment is one of the leading global suppliers to the paper industry and the municipal and industrial waste-water treatment industries and is managed as an integrated global business.

     Management estimates that the Water & Paper Treatment market in which the Segment operates was approximately CHF 16 billion in 2001, of which the paper market represented CHF 7 billion and the water treatment market represented CHF 9 billion.

     The Water & Paper Treatment market has been affected by increasing environmental and safety regulations governing the industries of the Company's customers. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts.

     Management is of the opinion that many industries served by Water & Paper Treatment will experience significant growth in future periods. In certain areas of these industries demand for water treatment and paper chemicals is expected to be equal to or in excess of this industry growth.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Water & Paper Treatment for the years ended December 31, 2001, 2000 and 1999.

     (amounts in millions of CHF)                  2001        2000        1999
     --------------------------------------------------------------------------
     Total Segment net sales .................    1 486       1 558       1 408
     Operating income ........................       82         111          68
     Capital expenditures ....................       52          52          90
     Research and development expenditures ...       34          36          31
     Contribution to the consolidated Company
       net sales from continuing operations,
       in percentage .........................      20%         20%         19%
     --------------------------------------------------------------------------

     Strategy

     Provider of choice in Water & Paper Treatment

     Water & Paper Treatment intends to complete the turnaround and establish a growth platform. To do this, the Segment has to rationalize its total cost base, drive productivity and efficiency in its manufacturing base, and align all processes in terms of business process excellence. The paper group intends to grow from its strong base in whiteners, colors, specialty effects, and retention aids while filling the necessary gaps in its range of functional chemicals to offer a total package solution to customers where necessary. Simultaneously, the water treatment group will focus on driving geographic expansion into Asia and South America.

     As businesses come under increased pressure to recycle and meet stringent environmental regulations, the Segment will look to enhance its strong position in the market of delivering clean water. Management is of the opinion that increasing literacy rates and e-commerce packaging needs will create higher demand in the paperboard and printing paper markets.

     Products

     Leading product lines in the paper market segment include retention and drainage aids, Ciba(R) TINOPAL(R) whiteners for paper and Ciba(R) PERGASOL(R) dyes for paper coloration. In the paper industry, there is an ongoing demand for more efficient production processes and this is where the patented technology of the Company in retention and drainage aids brings value to the customers. At the same time consumers are demanding more innovative paper products and here the Company's range of effect chemicals - whiteners, colors, color formers & barrier effects - allow the Company to be a leading innovator in meeting consumer requirements. The rapid change of technology, the globalization of the customer base and the growing importance of emerging economies are likely to shape the future direction of these markets. Of particular importance are the growing environmental regulations which are expected to contribute to a growth in chemical demand in excess of that of the paper and board industry.

     The Segment develops, produces and sells the following products to the water treatments market segment: Ciba(R) Zetag(R), Ciba(R) Magnafloc(R) and Ciba(R) Magnasol(TM) polyacrylamide polymers, organic coagulants, and poly acrylic acid polymers. The main usage of these products is as flocculants for separation of solid particles from water. The water treatments product range also includes, dispersants to reduce the viscosity and increase the performance of inorganic pigments and fillers in water systems and monomers as building blocks used in water treatment, mineral recovery, adhesives, synthetic fibers and antistatic finishes.

     Management is of the opinion that products such as delivery of clean water are becoming more important with increased environmental awareness and regulation.

     Customers and End-User Markets

     In 2001 Water & Paper Treatment supplied products and services to the paper and municipal and industrial waste-water treatment industries. The top ten customers of the Segment accounted for approximately 18 percent of the Segment's 2001 sales.

     In 2001, end-user markets such as the paper industry accounted for approximately 52 percent, the pollution control industry for 28 percent, the extraction industry for 13 percent and the agricultural industry for 3 percent of the Segment's sales. A number of other smaller end-user markets account for the remaining 4 percent of Segment sales.

     Research and Development

     Water & Paper Treatment spends approximately 2 percent of sales each year on research and development activities (CHF 34 million in 2001). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years.

     Products currently being developed include new whiteners and direct dyes for paper application, novel color formers for use in carbonless and thermal papers and a new retention and drainage systems designed to further improve mill productivity. A new generation of water-soluble flocculants is being developed for the treatment of drinking water and to clarify polluted water.

     Competition

     Historically, the majority of Water & Paper Treatment's competitors have operated only in selected markets and produced narrow product ranges. However, competitors are consolidating and expanding their product ranges and geographical reach. The Segment's main competitors include BASF, Clariant, Crompton & Knowles, Floerger, Nalco, Hercules/BetzDearborn, Buckman, Calgon and Stockhausen. The Water Treatments business line competes primarily with
(i) production focused companies, which focus primarily on low cost production and volume, (ii) service focused companies, which concentrate on offering a broad range of products and high levels of technical products, and (iii) partially integrated companies, which only focus on production and sales. Competition in the whiteners segment has been intense due to overcapacity, which is likely to continue for several years. Significant surplus capacity also exists in the paper dye segment of the specialty colors market.

     Management is of the opinion that the Segment's competitive strengths are its global leadership position, global presence, consistency in product quality, excellence in innovation, broad product range, ability to provide customer specific solutions and its relationships with multinational customers.

     Textile Effects

     Overview

     Textile Effects develops, manufactures and markets organic and inorganic synthetic dyes and other chemicals for natural and synthetic fibers, focusing on cellulose, polyester, wool and polyamide and their blends.

     Based on 2001 sales, management estimates that the Segment Textile Effects is one of the largest textile effects businesses in the world. The Segment is the world's second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, the second largest manufacturer of reactive dyes and disperse dyes for polyester and one of the leading suppliers of textile chemicals to the textile industry. Other major product offerings into these industries are whiteners, antimicrobials, UV (ultraviolet) protection products and specialty colors for textile processing and finishing for the textile industries. The textile chemicals business provides customers with an integrated range of products and services for fabric processing and finishing, including sizing, pretreatment, dyeing and printing auxiliaries, whiteners, comfort and easy care, UV protection, oil and water repellents, flame retardants and coating chemicals.

     Management estimates that the total textile dyes and treatments market was approximately CHF 14 billion in 2001.

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

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Textile Effects for the years ended December 31, 2001, 2000 and 1999.

     (amounts in millions of CHF)                  2001        2000        1999
     --------------------------------------------------------------------------
     Total Segment net sales .................    1 673       1 841       1 683
     Operating income ........................      183         204         117
     Capital expenditures ....................       32          37          24
     Research and development expenditures ...       39          44          41
     Contribution to the consolidated Company
       net sales from continuing operations,
       in percentage .........................      23%         23%         23%
     --------------------------------------------------------------------------

     Strategy

     The provider of Integrated Textile Solutions

     The Textile Effects Segment will focus on growing its high quality line of products and services while at the same time continuing its considerable efforts in managing production at a low cost. It intends to combine its experience in textile dyes, its full range of chemicals for the pretreatment, dyeing, printing and finishing of textiles and its expertise and related services for both natural and synthetic fabrics and garments to offer total customer solutions for all major fibers, everywhere along the whole textile value chain.

     Products

     The Segment's leading dyestuffs product lines include CIBACRON reactive dyes for cellulose, Ciba(R) LANASET(R) and Ciba(R) NEOLAN(R) for wool, Ciba(R) TECTILON(R) acid dyes for carpet and Ciba(R) TERASIL(R) and Ciba(R) TERATOP(R) disperse dyes for polyester. In addition, the Segment manufactures vat and direct dyes for cellulose, and cationic dyes for polyacrylonitril. The Segment's leading textile chemical product lines include Ciba(R) UVITEX(R) whiteners for textiles, CIBATEX(R) UV absorbers for the protection of textiles against ultraviolet radiation; Ciba(R) PYROVATEX(R) flame retardants and Ciba(R) ALCOPRINT(R) print thickeners.

     Ultraviolet (UV) absorbers are supplied to the textile industry. UV absorbers are used to provide protection to the skin against the harmful effects of ultraviolet A (UVA - long wave-length) and ultraviolet B (UVB - short wave-length) radiation, both of which are identified as high-risk causes of skin cancer. UV absorbers are integrated into the base manufacturing of textiles and fibers, to provide protection against ultraviolet radiation, in items such as clothing, tents, outdoor awnings and umbrellas. Immediate growth prospects are particularly strong in regions where concerns for effective broadband (both UVA and UVB) protection from sunlight are high as well as in regions where awareness is growing on the issues of rising skin cancer rates and the consequences of ozone depletion.

     Textile Chemicals include a full range of products provided to the textile industry, which serves three end-user segments: (i) apparel, (ii) home furnishing and (iii) technical textiles. The main factors influencing growth in textile chemicals are fashion trends, and the level of personal disposable incomes. The Segment's core European markets are experiencing a plateau in demand, however, substantial growth continues in Eastern Europe, Asia and Latin America.

     Customers and End-User Markets

     In 2001 Textile Effects supplied the clothing/apparel industry, the home furnishing industry and the industrial textile industry (including automotive textiles). In 2001, the top ten customers of the Segment accounted for approximately 7 percent of the Segment's 2001 sales. The customer base of the textile dyes market is highly fragmented.

     In 2001, the end-user markets of the fibers, carpets, textiles industries accounted approximately for 94 percent with the automotive industry accounting for the remaining 6 percent of the Segment's sales.

     While the clothing/apparel industry is predominant in Asia, the automotive textiles and the carpet industry is focused in North America and Europe.

     Research and Development

     Textile Effects spends approximately 2 percent of sales each year on research projects (CHF 39 million in 2001). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Textile dyes currently being developed by the Segment include reactive dyes with improved ecological and economical performance, a range of economically and technically superior reactive dyes for printing, a range of wetfast reproducible and economical disperse dyes, metal free dyes for wool, replacements for indigo, and sulphur and naphthol dyes. Textile chemicals currently being developed by the Segment include ecologically improved flame retardants for cotton textiles

     Competition

     The markets in which Textile Effects operates are highly competitive. There are worldwide overcapacities in both the textile dyes and the textile processing markets. Until the mid-1980's the Segment's principal competitors were BASF, Bayer, Hoechst, Sumitomo Chemical, Sandoz and ICI. Over the last 18 years, however, a large number of smaller, low-cost textile dyes producers, located primarily in Asia, have entered the market and a number of the traditional manufacturers have consolidated or divested their operations. For example, Bayer and Hoechst combined their textile dye operations to form DyStar in 1995, ICI divested Zeneca in 1993, BASF acquired the textile dyes business of Zeneca in 1996. In 2000, DyStar and BASF merged their dyes businesses retaining the "DyStar" corporate name. Sandoz divested its specialty chemicals operations (including textile dyes) with the formation of Clariant in 1995 and finally Clariant and Hoechst specialty chemicals merged in 1997.

     Management is of the opinion that the Segment's competitive strengths are its commitment to technological innovation, quality and process leadership, global presence and competitive cost structure, as well as its relationships with global customers and major retailers.

     Home & Personal Care

     Overview

     Home & Personal Care is managed as an integrated global business and develops, manufactures and markets products for two end-use industries: (i) home and fabric care and (ii) cosmetic and hygiene. Among its major product offerings into these industries are whiteners for detergents, hygiene effects for home and fabric care and personal care products; UV (ultraviolet) absorbers for fabric and personal care as well as specialty colors for home and personal care products. Based on 2001 sales, management estimates that the Home & Personal Care is the leading global manufacturer of whiteners and the leading provider of hygiene effects, mainly to the personal care market segments.

     Home & Personal Care is dedicated to the production of high value chemical ingredients for manufacturers of non-durable home and personal care consumer goods. Management estimates that the total market for specialty chemicals which are incorporated into home and personal care products was approximately CHF 19 billion in 2001.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Home & Personal Care for the years ended December 31, 2001, 2000 and 1999.

     (amounts in millions of CHF)                  2001        2000        1999
     --------------------------------------------------------------------------
     Total Segment net sales .................      430         426         414
     Operating income ........................       67          58          62
     Capital expenditures ....................       25          23          16
     Research and development expenditures ...       24          21          19
     Contribution to the consolidated Company
       net sales from continuing operations,
       in percentage .........................       6%          5%          6%
     --------------------------------------------------------------------------

     Strategy

     Technology opportunities building a bright future

     The Home & Personal Care Segment aims to gain fast access to new markets with novel products and solutions by building on its technological strengths and customer relationships in the fields of whiteners for laundry detergents and hygiene effects. The Segment seeks to match the kind of success achieved with the rapid market acceptance of its line of UV absorbers in sunscreens and laundry detergents and rinse conditioners by pursuing profitable growth in the personal care market, including moisturizers, hair dyes and conditioners. The Segment's marketing strategies are tailored to the specific needs of its customers who are marketing directly to the end consumer. Complementary opportunities for other segments, for example, those serving the packaging industry, may result.

     Products

     The Segment's leading product lines include Ciba(R)TINOPAL(R) whiteners for detergents; Ciba(R) TINOSORB(R) UV absorbers for the protection of skin against ultraviolet radiation; Ciba(R) IRGASAN(R), Ciba(R) IRGACARE(R) and Ciba(R) TINOSAN hygiene effects for soaps, toothpaste, detergents, and disinfectants; Ciba(R) SALCARE(R) rheology modifiers and conditioning polymers; Ciba(R) TINODERM(TM) carrier systems for personal care applications; and Ciba(R) TINOTEX(TM) laundry additives for comfort enhancement.

     The Segment's main product categories and their characteristics can be broadly summarized as follows:

     Whiteners are supplied to the detergents industry: In detergents, the demand for whiteners has stagnated in the European and United States markets, while the Asian markets continue to show signs of growth. Overall supplier capacity utilization are now running at high levels.

     Hygiene effects are high value-adding ingredients supplied to the cosmetic and hygiene, home and fabric care industries. They are mainly used in soaps, deodorants, toothpastes, dishwashing liquids, detergents and disinfectants for hospitals and medical purposes. The Segment's products IRGASAN(R), IRGACARE(R) and TINOSAN continue to be recognized as the industry standard for efficiency, performance and safety by key customers.

     Ultraviolet (UV) absorbers are supplied to the fabric, cosmetic and hygiene industries. UV absorbers are used to provide protection to the skin against the harmful effects of ultraviolet A (UVA - long wave-length) and ultraviolet B (UVB - short wave-length) radiation, both of which are identified as high-risk causes of skin cancer. UV absorbers are manufactured for use in a variety of products applied directly to the skin, including sunscreens and lotions and are used in detergents. Immediate growth prospects are particularly strong in regions where concerns for effective broadband (both UVA and UVB) protection from sunlight is high.

     Personal care specialties, such as rheology modifiers, ingredient protectants, colors, moisturizers and carrier systems, enhance the quality of end consumer products in the cosmetic and hygiene industries. Rheology modifiers allow customers to produce formulations to the highest standards of quality and consistency without using heat or neutralizing agents. Colorants are used in products ranging from soaps to toothpaste. The Segment also utilizes microscopic nanocolloid technology to deliver active ingredients for more direct application of effects. In addition, the Segment researches various natural substances for use in the field of personal care as active ingredients.

     Customers and End-User Markets

     In 2001 Home & Personal Care supplied the home and fabric care and the cosmetic and hygiene industries. The top ten customers of the Segment accounted for approximately 63 percent of the Segment's 2001 sales. The home and fabric care market is dominated by a small number of large global customers with strong purchasing power and a desire to form strategic alliances with suppliers.

     In 2001, the end-user markets for home and fabric care accounted for the majority of the Segment's sales, with the cosmetic and hygiene industries accounting for the remainder.

     Research and Development

     Home & Personal Care spends approximately 6 percent of sales each year on research and development activities (CHF 24 million in 2001). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment's sales with "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years.

     Products recently developed by the Segment include new UV absorbers for sunscreens, a new photobleach agent for laundry detergents, a new antimicrobial for use in Home & Fabric Care applications and new nanocolloid encapsulated active ingredients for skin care products.

     Competition

     The Home & Personal Care Segment mainly competes with other large global producers of specialty chemicals such as BASF, Clariant, ISP and Sigma-Aldrich.

     The Segment primarily competes on the basis of innovation, product quality and technical performance, reliability of delivery, technical support, price, as well as customer contacts and relationships. The importance of these competitive factors varies among the customer industries served by the Segment.

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

     Manufacturing

     The Company has 64 manufacturing sites in 25 countries in important regions of the world. Currently, 40 of these sites are used primarily for chemical synthesis and the others are used to manufacture formulations that meet customer specific requirements. Europe and North America account for over 85 percent of the fixed asset base of the Company, with over 75 percent of the Company's assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company's major manufacturing facilities have qualified for International Organization for Standardization ("ISO") 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in 4 non-consolidated joint ventures, predominantly in Asia.

     The Company's production costs, excluding raw materials, amounted to approximately 22 percent of sales in 2001 and in 2000.

     In recent years, the Company has achieved significant capacity increases at its facilities, through process and production improvements. For example, through de-bottlenecking, production capacities have been increased for high performance pigments, whiteners and antioxidants and newly developed production processes have increased capacities for hindered amine stabilizers and antimicrobials. Management is of the opinion that capacity utilization is satisfactory and provides adequate growth potential. However, improved asset utilization is a priority for the Company generally and the Company conducts an ongoing monitoring study of capacity utilization on a cross-segmental basis to improve asset utilization.

     The Company owns all of its principal manufacturing facilities and substantially all of the land on which such facilities are located.

     The Company's manufacturing strategy is to be a low cost producer, to increase productivity and to concentrate production on higher value-added products. To this end, after a period of considerable investments in new facilities, all Segments plan to focus capital expenditure on capacity, product and process improvements with a total spending of more than CHF 500 million over the next five years.

     Plastic Additives plans to invest over the next three years approximately, CHF 70 million in the Hindered Amine Stabilizer area, primarily in the NAFTA region.

     Coating Effects has concluded investments of approximately CHF 280 million for new manufacturing facilities in the UK and the USA for granules, DPP and Quinacridone pigments.

     In the past three years, Water & Paper Treatment has invested approximately CHF 80 million in a production site in West Memphis, Arkansas, USA, which allows for backward integration in the field of cationic monomers. Water & Paper Treatment plans to invest approximately CHF 20 million to upgrade its production site at Bradford, United Kingdom.

     Textile Effects invested approximately CHF 14 million from 1998 to 2000 in a consolidated production joint venture in Thailand. Textile Effects is currently implementing a new Key Manufacturing Base Concept in China, with an estimated total investment of approximately CHF 12 million.

     Home & Personal Care is investing in Grenzach (Germany) and Basel (Switzerland) CHF 10 million in a production facility for a new UV absorber for skin protection.

     The Company is strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. For example, Plastic Additives invested approximately CHF 100 million during the last five years in a new facility in Shanghai, China and approximately CHF 15 million in an antioxidants plant in Goa, India.

     The Company is not dependent on any single production site. The five largest production sites of the Company are in Basel (Switzerland), Grenzach (Germany), McIntosh, Alabama (United States), Bradford (United Kingdom) and Monthey (Switzerland).

     Sales, Marketing and Distribution

     The Company sells its products in more than 120 countries through a global sales network. The sales and marketing functions are decentralized within the Company, with each Segment having its own sales and marketing strategy for its products and services. The organization of these functions varies from Segment to Segment.

     Sales in all Segments are generally on a purchase order basis. However, the Company has established longer-term arrangements with certain key customers or where required by customers. Such arrangements generally do not extend beyond one year. Bidding on one to three year supply arrangements has become common in the paper and detergent whiteners markets, with contracts in the paper industry tending to be for longer periods. Such bidding has tended to increase price pressure in these product segments.

     All distribution and order processing, warehousing and transportation are centrally managed by the Supply Chain Service organization on behalf of the Segments.

     Shared order desks on a regional/country level service all Segments with regards to order taking and processing, shipping and invoicing. A global network of warehouses and distribution centers, both externally and internally operated, ensures adequate coverage of the Company's distribution requirements. Contracts with major transport partners are negotiated/managed centrally. The strategy is to significantly reduce the number of partners in this field with the ultimate goal to co-operate with one global Lead Logistics Provider.

     In 2000, the Company was one of the first chemical companies to offer a comprehensive e-business service to all its customers: mybusiness@cibasc. The site is a secure, user-customized one-stop shop which lets customers place and track orders from all Segments, get access to product and safety information, receive technical support and learn about new applications. In addition, the Company participates in Elemica, a specialized business-to-business exchange which allows the Company, in one step, to link its Enterprise Resource Planning system directly to those of major suppliers and customers, allowing the Company to achieve higher efficiency and reduce supply-chain costs.

     The Company is focusing production and process development efforts on better integration of the manufacturing process with the supply chain in order to increase customer responsiveness while at the same time reducing inventories by increasing the volume of products shipped directly from the production facility to the customers.

     Sourcing of Raw Materials

     The Company utilizes a large number of specialty chemicals and base chemicals as its main raw materials in its manufacturing process. Raw material costs represent a significant component of the Company's cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. The Company purchases raw materials and chemical intermediates from a large number of third parties from around the world and strives to optimize the supply chain for each Segment. The Company has limited backward integration and out-sources production where economically practical. The Company has entered into long-term arrangements with respect to certain strategic raw materials. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

     In 2001, due to increases in market prices, the Company experienced a slight increase in its overall prices paid for its raw materials purchased. Some of the more significant raw materials used by the Company include di-tert-butylphenol, methyl acrylate, acrylonitrile, dimethylaminoethanol and allyl chloride.

     The function of product sourcing is decentralized, with each Segment having responsibility for its own global sourcing. The Company's Purchasing Council is responsible for identifying potential synergies and coordinating cross-segmental sourcing.

     Although the Segments purchase certain raw materials from single suppliers, management does not believe that the loss of any supplier would have a material adverse effect on the Company's business or financial condition.

     Intellectual Property

     Where appropriate, the Company covers its new products and processes by patent applications in the relevant regional markets. The Company has over 19,000 granted patents and pending applications world-wide and has trademark protection for over 400 product names. The Company relies on its know-how and technical expertise in many of its manufacturing processes for developing and maintaining its market position. Management is of the opinion that intellectual property rights as sole measure do not create a sustainable competitive advantage in the specialty chemicals industry. The Company's ability to extract the maximum value from its patent protected products and processes is dependent upon the Company's ability to apply its technical expertise in its manufacturing process to meet customer requirements. In general, the Company historically has not licensed or sold its intangibles to third parties. In addition, separate cash flow streams cannot, in general, be identified with intangible assets separately from the cash flows associated with the related productive assets. The value of patent and process protection is, therefore, generally inseparable from the Company's productive assets and processes.

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

     The Company also actively seeks approvals from the United States Food and Drug Administration ("FDA") for certain specialty chemicals that it produces, principally where the Company's management is of the opinion that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food. In addition, the Company has worked with certain of its customers in a joint effort to obtain FDA approval of the antimicrobial triclosan, which was obtained.

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

     Organizational Structure

     Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its ADRs trade on the New York Stock Exchange (see Item 9 - The Offer and Listing).

                                                                          Group
                                                                        Holdings
                                                                           in %         Principle Function of company
                                                                        ---------  ---------------------------------------
                                                                                             Manufac-             Service/
                                                                                   Selling   turing    Research   Finance
                                                                                   -------   --------  --------   -------
EUROPE

Austria

Ciba Spezialitaetenchemie GmbH, Wien .................................     100        o

Belgium

Ciba Specialty Chemicals N.V., Groot-Bijgaarden ......................     100        o

Finland

Ciba Specialty Chemicals Finland OY, Helsinki ........................     100        o

France

Ciba Specialites Chimiques SA, Rueil-Malmaison .......................     100        o         o
Societe Nouvelle de Chimie Industrielle (S.N.C.I.) SA, Saint Jeoire
 en Faucigny .........................................................     100        o         o          o
Societe Pyreneenne de coloration "Sopyco" Sarl, Abidos Mourens .......     100        o         o

Germany

Ciba Spezialitaetenchemie Grenzach GmbH, Grenzach-Wyhlen .............     100                  o          o
Ciba Spezialitaetenchemie Holding Deutschland GmbH, Lampertheim ......     100                                       o
Ciba Spezialitaetenchemie Lampertheim GmbH, Lampertheim ..............     100        o         o          o
Ciba Spezialitaetenchemie Pfersee GmbH, Langweid/Lech ................     100        o         o          o

Greece

Ciba Specialty Chemicals Hellas ABEE, Athens .........................     100        o         o

Hungary

Ciba Specialty Chemicals Magyarorszag, Kft., Budapest ................     100        o

Italy

Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna) .............     100        o         o          o
Magenta Master Fibres, S.p.A., Milano ................................      60        o         o          o

Netherlands

Ciba Specialty Chemicals International Nederland B.V., Maastricht ....     100                                       o
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht ...............     100        o         o          o
EFKA Additives B.V., Heerenveen ......................................     100        o         o

Portugal

Ciba Especialidades Quimicas Lda., Porto .............................     100        o

Spain

Ciba Especialidades Quimicas S.L., Barcelona .........................     100        o         o

Sweden

Ciba Specialty Chemicals Sweden AB, Goteborg .........................     100        o

Switzerland

Ciba Specialites Chimiques Monthey SA, Monthey .......................     100                  o
Ciba Spezialitaetenchemie AG, Basel ..................................     100        o         o          o
Ciba Spezialitaetenchemie Finanz AG, Basel ...........................     100                                       o
Ciba Spezialitaetenchemie International AG, Basel ....................     100                                       o
Ciba Spezialitaetenchemie Kaisten AG, Kaisten ........................     100                  o
Ciba Spezialitaetenchemie Schweizerhalle AG, Muttenz .................     100                  o
Ciba Spezialitaetenchemie Services AG, Basel .........................     100                                       o
CIMO Compagnie Industrielle de Monthey SA, Monthey ...................      50                                       o






                                                                          Group
                                                                        Holdings
                                                                           in %         Principle Function of company
                                                                        ---------  ---------------------------------------
                                                                                             Manufac-             Service/
                                                                                   Selling   turing    Research   Finance
                                                                                   -------   --------  --------   -------
Turkey

Ciba Ozel Kimyevi Urunler Sanayi ve Ticaret Ltd., Istanbul ...........     100        o

United Kingdom

Ciba Specialty Chemicals PLC, Macclesfield ...........................     100        o         o          o
Ciba Specialty Chemicals Investment PLC, Macclesfield ................     100                                       o
Ciba Specialty Chemicals Water Treatments Ltd., Bradford .............     100        o         o          o

AMERICAS

Argentina

Ciba Especialidades Quimicas S.A., Buenos Aires ......................     100        o

Bermuda

Chemical Insurance Company Ltd., Hamilton ............................     100                                       o
Ciba Specialty Chemicals International Finance Ltd., Hamilton ........     100                                       o
Ciba Specialty Chemicals Investment Ltd., Hamilton ...................     100                                       o

Brazil

Ciba Especialidades Quimicas Ltda., Sao Paulo ........................     100        o         o

Canada

Ciba Specialty Chemicals Canada Inc., Mississauga ....................     100        o         o
Ciba Specialty Chemicals Water Treatments Corp., Brampton ............     100        o

Chile

Ciba Especialidades Quimicas Ltd., Santiago de Chile .................     100        o
Ciba Especialidades Quimicas Conosur S.A., Santiago de Chile .........      67        o

Colombia

Ciba Especialidades Quimicas S.A., Bogota ............................     100        o         o

Guatemala

Ciba Especialidades Quimicas, S.A. (ACC), Guatemala ..................     100        o         o

Mexico

Ciba Especialidades Quimicas Mexico S.A. de C.V., Mexico .............     100        o         o

Panama

Ciba Especialidades Quimicas Colon S.A., Colon .......................     100        o

United States of America

Ciba Specialty Chemicals Corporation, Tarrytown, NY ..................     100        o         o          o
Ciba Specialty Chemicals Water Treatments Inc., Suffolk, VA ..........     100        o         o          o

ASIA-PACIFIC

Australia

Ciba Specialty Chemicals Pty. Ltd., Thomastown .......................     100        o         o






                                                                          Group
                                                                        Holdings
                                                                           in %         Principle Function of company
                                                                        ---------  ---------------------------------------
                                                                                             Manufac-             Service/
                                                                                   Selling   turing    Research   Finance
                                                                                   -------   --------  --------   -------
China

Ciba Specialty Chemicals (China) Ltd., Beijing .......................     100                                       o
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong .................     100        o
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai ...................     100        o
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong ........      95        o         o
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou ...............      80        o         o
Qingdao Ciba Dyes Co. Ltd., Qingdao ..................................      94        o         o
Qingdao Ciba Pigments Co. Ltd., Qingdao ..............................      91        o         o
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai ...................      67        o         o
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen .................      85        o         o
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan .....................      49        o         o

India

Ciba India Private Ltd., Mumbai ......................................     100                                       o
Ciba Specialty Chemicals (India) Ltd., Mumbai ........................      51        o         o          o
Diamond Dye-Chem Limited, Mumbai .....................................      51        o         o
Swathi Organics & Specialities Pvt. Ltd., Pondicherry ................      22        o         o

Indonesia

P.T. Ciba Specialty Chemicals Indonesia, Jakarta .....................      80        o         o

Japan

Chemipro Fine Chemical Kaisha Ltd., Kobe .............................      51        o         o
Ciba Specialty Chemicals K.K., Takarazuka/ Tokyo .....................     100        o                    o
Musashino-Geigy Co. Ltd., Tokyo ......................................      60        o         o
Nippon Alkyl Phenol Co. Ltd., Tokyo ..................................      46        o         o

Republic of Korea (South Korea)

Ciba Specialty Chemicals Korea Ltd., Seoul ...........................     100        o
Daihan Swiss Chemical Corp., Seoul ...................................      50        o         o          o
Doobon Fine Chemical Co., Ltd., Chongwon-kun .........................      63        o

Malaysia

Ciba Specialty Chemicals (Malaysia) SDN. BHD., Klang .................      70        o         o

New Zealand

Ciba Specialty Chemicals N.Z. Ltd., Auckland .........................     100        o         o

Singapore

Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore .............     100        o         o

South Africa

Ciba Specialty Chemicals (Pty) Ltd., Spartan .........................     100        o

Taiwan

Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung ....................     100        o         o

Thailand

Ciba Specialty Chemicals (Thailand) Ltd., Bangkok ....................     100        o         o
Ciba Specialty Chemicals Industries Ltd., Bangkok ....................      95        o         o

--------------------------------------------------------------------------------------------------------------------------

(1) The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai are listed on the Mumbai Stock Exchange. The total market value of the 13 280 819 shares of the company as of December 31, 2001 was approximately CHF 33 million (INR 971 million).

      Property, Plant and Equipment; Manufacturing

     The Company owns all of its principal manufacturing facilities and owns substantially all the land on which such facilities are located. In certain cases, infrastructure is either shared with Novartis or with its recent spin-off Syngenta or outsourced to third parties as in some Swiss facilities. The Company also has other properties, including office buildings, research laboratories and warehouses. The principal office buildings are the headquarters in Basel, Switzerland. The principal research and development facilities are located in Basel, Switzerland and Tarrytown, New York, USA.

The following table sets forth the Company's principal manufacturing facilities by geographic region together with the Segment or Segments that maintain principle responsibility for the management and production at the site and the major product lines that each facility is designed to manufacture.

                               Size in
      Location                hectares(1)          Major Product Lines
-------------------------------------------------------------------------------
EUROPE

Basel, Switzerland                 14      Textile Effects (reactive dyes
                                           for cellulose and wool, disperse,
                                           vat and acid dyes)

Monthey, Switzerland (2)           11      Home & Personal Care (whiteners)
                                           Coating Effects (high performance
                                           pigments)

Schweizerhalle, Switzerland         1      Coating Effects (polymer additives,
                                           Imaging and coating additives)
                                           Textile Effects (standardization)

Kaisten, Switzerland               59      Plastic Additives (polymer additives)

Grenzach, Germany                  52      Home & Personal Care (whiteners,
                                           specialty colors, antimicrobials,
                                           new businesses)
                                           Coating Effects (high performance
                                           pigments)
                                           Textile Effects (cationic and
                                           solvent soluble dyes)

Lampertheim, Germany               80      Plastic Additives (polymer additives,
                                           imaging and coating additives and
                                           process and lubricant additives)

Langweid/Lech, Germany             29      Textile Effects (fabric finishing
                                           and dyeing and printing
                                           auxiliaries)

Paisley, United Kingdom            17      Coating Effects (classical pigments)

Clayton, United Kingdom            22      Textile Chemicals (direct, disperse
                                           and acid dyes, specialty colors)

Bradford, United Kingdom           20      Water & Paper Treatment (water
                                           treatment chemicals, imaging and
                                           coating additives and textile
                                           chemicals)

Grimsby, United Kingdom            19      Water & Paper Treatment (water
                                           treatment chemicals)

Huningue, France                   12      Coating Effects (high performance
                                           pigment preparations, imaging and
                                           coating additives)
                                           Plastic Additives (polymer
                                           additives and process and lubricant
                                           additives)

St-Fons, France                     9      Textile Effects (metal-complex and
                                           acid dyes)

St-Jeoire, France                   5      Coating Effects (masterbatches)

Mortara, Italy                     17      Coating Effects (imaging and coating
                                           additives)

Pontecchio Marconi, Italy          12      Plastic Additives (polymer additives
                                           and production of insecticides for
                                           a third party)

Maastricht, Netherlands            11      Coating Effects (dispersions and
                                           inorganic pigments)

Heerenveen, Netherlands             2      Coating Effects (defoamers, slip and
                                           leveling, high molecular weight
                                           dispersants, wetting and dispersing
                                           agents)

AMERICAS

McIntosh, Alabama United          637      Plastic Additives (polymer additives
States of America (USA)                    and imaging and coating additives)
                                           Home & Personal Care (whiteners,
                                           toll manufacturing of pesticides
                                           for Syngenta)

Newport, Delaware USA              15      Coating Effects (high performance
                                           pigments)

St. Gabriel, Louisiana USA         81      Textile Effects (reactive and acid
                                           dyes)

Charlotte, North Carolina USA       6      Textile Effects (dyeing and printing
                                           auxiliaries)

Old Bridge, New Jersey USA(3)      13      Water & Paper Treatment (water
                                           treatment chemicals)

Suffolk, Virginia USA              89      Water & Paper Treatment (water
                                           treatment chemicals)

West Memphis, Arkansas USA         60      Water & Paper Treatment (water
                                           treatment chemicals)

                                Size in
      Location                 hectares(1)         Major Product Lines
-------------------------------------------------------------------------------
Albermarle, North Carolina USA     21      Textile Effects (textile chemicals)

Mississauga, Canada                 2      Plastic Additives (polymer additives)

Estrada do Colegio, Brazil          4      Home & Personal Care (whiteners,
                                           fabric finishing)

Camacari, Brazil                   14      Plastic Additives (polymer additives)

Atotonilquillo, Mexico             43      Textile Effects (disperse and
                                           cationic dyes)
                                           Home & Personal Care (whiteners,
                                           fabric finishing)

Puebla, Mexico                     22      Plastic Additives (polymer additives
                                           and process and lubricant
                                           additives)

ASIA-PACIFIC

Ulsan, South Korea(4)               7      Coating Effects (classical pigments)

Shanghai, China(5)                  6      Plastic Additives (polymer additives)

Qingdao, China(6)                   1      Coating Effects (classical pigments)

Qingdao, China(7)                   1      Textile Effects (wool and disperse
                                           dyes)

Panyu, China(8)                     5      Textile Effects (textile chemicals)

Isohara, Japan(9)                   8      Plastic Additives (polymer additives)

Ai-oi, Japan(10)                    -      Plastic Additives (polymer additives
                                           and imaging and coating additives)

Chiba, Japan(11)                    -      Plastic Additives (polymer additives)

Kaohsiung, Taiwan                   4      Plastic Additives (polymer additives)

Goa, India                         14      Plastic Additives (polymer additives)

Candra Sari, Indonesia              5      Textile Effects (fabric finishing,
                                           standardization)

Mahachai, Thailand                  4      Textile Effects (textile dyes)

Perth, Australia                    2      Water & Paper Treatment (water
                                           treatment chemicals)
--------------------------------------------------------------------------------
(1)  One hectare is equal to 2.471 United States acres.
(2) Most of the infrastructure facilities are shared with Syngenta through a joint venture in which the Company holds a 50 percent interest.
(3) In December 2000, the Company announced a restructuring program that included the closure of this manufacturing site. The closure was begun in 2001 and will be completed in 2002.
(4) Joint venture with Daihan Color Ind., Co., Ltd., in which the Company holds a 50 percent interest.
(5)  Joint venture with Shanghai Gao-Qiao Petrochemical Company and Nippon
     Alkyl Phenol Company, in which the Company holds a 60 percent direct interest and a 6.9 percent indirect interests.
(6) Venture with Qingdao Double Peach, in which the Company holds a 91.4 percent interest.
(7) Venture with Qingdao Double Peach, in which the Company holds a 94 percent interest.
(8)  Venture with Panyu City Shilou Town Economical Development Company
     Limited, in which the Company holds a 95 percent interest.
(9) Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.
(10) Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.
(11) Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.

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

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 748 million at December 31, 2001 and CHF 798 million at December 31, 2000 have been recorded in the accompanying Consolidated Balance Sheets. The main difference between 2001 and 2000 relates to changing foreign currency exchange rates, usage of the provisions, and updates to the estimated costs to complete outstanding claims and issues. The Company's environmental protection and improvement cash expenditures were approximately CHF 43 million in 2001 (CHF 47 million in 2000), including investments in construction, operations and development.

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

     In 1998, certain litigation matters related to sites located in the United States were settled with the insurance companies. The Company received the cash of approximately CHF 43 million, net of related legal costs incurred, in 1999 and such amount was included as a reduction in selling, general and administrative expenses in 1998. The Company has not reflected any potential insurance recoveries that may be available in the future.

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

     At its Toms River, New Jersey remediation site the Company agreed with the United States Environmental Protection Agency to implement the selected remedy, which involves design and construction of a large bio-remediation project over the next eight to ten years. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In connection with the former operation of the Ciba-Geigy plant in Toms River, the Company and two other companies were contacted by attorneys representing the interests of approximately 70 families, each of which has or had a child with cancer. These families claimed that the cancer was caused by exposure to contaminated drinking water and that the contamination was partly caused by the former operations at the plant. All parties engaged themselves in informal dispute resolution proceedings over the past 4 years, which led to a settlement in 2001. The total amount owed by the Company has been sufficiently provided for in its environmental provisions and will not have a material adverse effect on the Company's financial position or results of operations.

     In 2000, several actions were filed against the Company's subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The individual plaintiffs in these suits claim that the manufacturing operations at the Toms River plant from 1952 through its closure in 1996 are linked to and caused their damages. None of these plaintiffs were involved in the settlement described in the preceding paragraph. These cases are in the discovery stage of litigation. The Company does not believe these claims have merit and it is vigorously defending itself.

     The planning for the total clean-up of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the clean-up lies with eight chemical companies, including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

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

Item 5.  Operating and Financial Review and Prospects.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") is based on, and should be read in conjunction with "Item 3 Key Information" and the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and are included elsewhere in this Annual Report. For a definition of certain financial terms used herein, see "-Glossary of Financial Terms" at the end of this Management's Discussion and Analysis. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs
(CHF).

     Introduction

     In certain sections of this Management's Discussion and Analysis, the reported results have been adjusted to exclude restructuring and special charges. In addition, one time gains and non-recurring expenses have been highlighted and commented upon in order to facilitate comparability of ongoing business performance.

     To facilitate a meaningful analysis and interpretation of the Company's results in 2001 compared to 2000 and in 2000 compared to 1999, the Management's Discussion and Analysis for these periods focuses on the discussion and analysis of the results of continuing operations, which excludes the results of the Performance Polymers operations, which have been reported as discontinued operations for the years 1999 and 2000, until May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements).

     Currency Trends

     2001 Compared to 2000

     The average exchange rates for the major currencies used to translate the consolidated statements of income into Swiss francs were significantly different in 2001 as compared to 2000, except for the U.S. dollar (USD). The average rate for the British pound (GBP) the euro (EUR) and the Japanese yen
(JPY) depreciated against the Swiss franc. With respect to the U.S. dollar, the average rate used for translating the statement of income was relatively stable at CHF 1.68 per USD in 2001, as compared to CHF 1.69 per USD in 2000.

     The December 31, 2001 year-end currency exchange rates for the major currencies used in translating the Company's consolidated balance sheet into Swiss francs depreciated against the Swiss franc, as compared to December 31, 2000.

     These currency trends resulted in currency effects on the Swiss franc statement of income and on the Swiss franc balance sheet items.

     Effective January 1, 2001, the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro.

     For further discussion on the effect of different year-end exchange rates and information on the Company's currency risk management, see the sections in "Year in Review - 2001 Compared to 2000" of this Management's Discussion and Analysis - "Treasury management", "Consolidated balance sheets", "Liquidity and capital resources" and "Supplemental Information - Euro conversion", as well as "Item 11. - Quantitative and qualitative disclosures about market risk".

     2000 Compared to 1999

     The average exchange rates for the major currencies used to translate the consolidated statement of income into Swiss francs were significantly different in 2000 as compared to 1999. The appreciation in the average rate for the U.S. dollar, the British pound and the Japanese yen against the Swiss franc was slightly offset, however, by the depreciation of the euro. With respect to the U.S. dollar, the average rate used for translating the statement of income was CHF 1.69 per USD in 2000, as compared CHF 1.50 per USD in 1999.

     With the exception of the U.S. dollar, which appreciated substantially against the Swiss franc, the December 31, 2000 year-end currency exchange rates for the major currencies used in translating the Company's consolidated balance sheet into Swiss francs depreciated against the Swiss franc, as compared to December 31, 1999. The appreciation of the U.S. dollar against Swiss franc was partly offset, however, by the depreciation in the British pound, the Japanese yen and the euro against the Swiss franc.

     These currency trends resulted in currency effects on the Swiss franc statement of income and to a lesser extent, on the Swiss franc balance sheet items.

     For further discussion on the effect of different year-end exchange rates and information on the Company's currency risk management, see the sections in "Year in Review - 2000 Compared to 1999" of this Management's Discussion and Analysis - "Treasury management", "Consolidated balance sheets", "Liquidity and capital resources" and "Supplemental Information - Euro conversion", as well as "Item 11. - Quantitative and qualitative disclosures about market risk".

     Use of Certain Supplementary Financial Indicators

     The following comparative discussion of the results of operations and financial condition of the Company includes, among other items, an analysis of a number of non-U.S. GAAP financial indicators that form part of the Company's value based management reporting system and that are used by management for purposes of analyzing the results of operations and financial condition of the Company. These financial indicators are derived from U.S. GAAP financial items. Such indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), EBITDA margin, free cash flow and velocity. For a definition of these terms and other financial terms, see "Glossary of Financial Terms" at the end of this Management's Discussion and Analysis.

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

     Year in Review - 2001 Compared to 2000
     --------------------------------------

     Results of operations                                2001            2000
     --------------------------------------------------------------------------
     Net sales ......................................    7 367           7 902
     Gross profit ...................................    2 379           2 569
     Operating income ...............................      761             876
     Income from continuing operations ..............      380             418
     Net income .....................................      382             452

     Basic and diluted earnings per share:
       Income from continuing operations per share ..      5.72           6.31
       Net income per share .........................      5.76           6.81

     EBITDA, before restructuring and special
      charges(1) ....................................    1 230           1 348
     Restructuring and special charges, net .........        0               2
     Operating cash flows, before restructuring
       payments(2) ..................................    1 100           1 065
     Free cash flow .................................      779             638
     Net debt .......................................    2 351           2 983
     Shareholders' equity at year end ...............    3 908           3 754

     Dividend per share(3) ..........................     2.00            2.00
     Capital reduction per share(3) .................     1.00               -

     Key performance ratios
     --------------------------------------------------------------------------
     Sales development ..............................      (7)%              9%
     Sales development in local currencies ..........      (3)%              2%

     Expressed as a percentage of sales:
       Gross profit .................................     32.3%           32.5%
       Operating income .............................     10.3%           11.1%
       Income from continuing operations ............      5.2%            5.3%
       Net income ...................................      5.2%            5.7%
       EBITDA, before restructuring and
        special charges .............................     16.7%           17.1%

     Velocity .......................................     0.75            0.80
     --------------------------------------------------------------------------
     (1) Including restructuring expenses and special charges of CHF 2 million in 2000, EBITDA was CHF 1 346 million in 2000.
     (2) From continuing operations. Including restructuring payments of CHF
         46 million in 2001 and CHF 35 million in 2000, operating cash flows from continuing operations were CHF 1 054 million in 2001 and CHF 1 030 million in 2000.
     (3) The Board of Directors proposes a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per Share, based on 2001 results, and a capital reduction of CHF 1 per Share. If approved, the capital reduction will take the form of a reduction in the nominal value of each Share, from CHF 10 per share to CHF 9 per share. Both the dividend and the capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002 and expects, subject to various conditions, that the payment from the capital reduction will be made on June 28, 2002.

     Overview

     The year 2001 was characterized by a continuous weakening of the economic environment. The slowdown was first evident in the United States and the impact spread throughout the NAFTA region. European economies, particularly Germany and France, also began to slow down in mid-year, with the slowdown accelerating towards year-end. Performance in South America remained strong and was only mildly affected by the Argentine economic crisis. In the Asia-Pacific region, the Japanese market has not yet recovered from its lows of 1999, remaining sluggish throughout 2001. The China Region remained the global growth engine with real GDP growth remaining at approximately 7 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth. This was particularly accentuated in the United Kingdom. In the Unites States consumer demand remained relatively stable due to significant incentives and rebates in several market sectors, particularly in the automotive sector. This resulted in a net decrease of inventories at the Company's customers.

     Operational review

     The Company is positioned for future growth with an organization focused on the customer

     During 2001, the Company successfully implemented a new organizational structure comprising five Segments focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of the Segments is to provide the best and most complete service to its customers' industries and strive for market leadership in their respective areas. To ensure that innovation efforts are successfully shared across Segments a corporate technology office under the leadership of a Chief Technology Officer was created. All Segments share support functions such as finance and accounting, human resources, communications, legal and supply chain services. As part of the reorganization, the Company initiated an integration of the original three supply chains into a single global supply chain. This initiative is ongoing.

     Decisive and timely action protects profitability

     Net sales at CHF 7 367 million decreased in local currencies by 3 percent and in Swiss francs decreased by 7 percent compared to the previous year. This decline was largely a consequence of the slowing global economy. The Company took timely and decisive action to protect profitability in this adverse business environment. Despite strong competitive pressures, the Company successfully maintained sales prices at relatively stable levels compared to the prior year. The Company's continued focus on global sourcing of raw materials and its position in the chemicals value chain kept raw material cost increases to a minimum. Rightsizing initiatives that commenced in 2000 and initiatives implemented with the reorganization into five customer-focused Segments in 2001 has resulted in headcount reductions in excess of 600. In response to the economic downturn, worldwide cost-saving programs were introduced. Additionally, in order to tightly control inventory levels and save costs temporary production plant shutdowns were implemented where feasible.

     The 2001 productivity initiatives will continue to be implemented during 2002. Their objective is to continue to improve the Company's overall operational efficiencies. The most significant of these initiatives is streamlining the organization through the establishment of the single supply chain to be used by all Segments. The completion of these initiatives will result in further headcount reductions and a lower cost base.

     While these proactive actions to protect profitability were generally successful, they were unable to fully compensate for unfavorable currency conditions. The weakening of most currencies against the Swiss franc, particularly the euro, the Japanese yen and the British pound, had a significant negative effect on the Company's results.

     The Company's gross profit margin remained relatively stable at 32.3 percent compared to 32.5 percent of sales in the prior year. In absolute terms, gross profit decreased to CHF 2 379 million from CHF 2 569 million in the prior year. Most of this decline is attributable to unfavorable currency conditions. The positive impact of cost saving initiatives resulted in lower operating costs, however, these savings could not fully compensate for the lower gross profit, resulting in operating income of CHF 761 million compared to CHF 876 million in the prior year.

     Income from continuing operations was CHF 380 million or CHF 5.72 per share compared to CHF 418 million or CHF 6.31 per share in the prior year. Net income was CHF 382 million or CHF 5.76 per share compared to CHF 452 million or CHF 6.81 per share in the prior year. The Company's EBITDA and EBITDA margin were CHF 1 230 million and 16.7 percent, respectively, in 2001 compared to CHF 1 348 million and 17.1 percent, respectively, in 2000.

     Free cash flow of more than CHF 750 million enhances the Company's financial position

     Throughout 2001, in view of the negative economic conditions, the Company placed a high priority worldwide on managing its cash flows, even though certain actions taken to improve cash flows had some short-term negative effects on earnings. For example, temporary production plant shutdowns generate cash through the reduction of inventory levels, but negatively affected earnings through increased idle capacity costs. As a result of these actions, cash provided by operating activities again exceeded CHF 1 billion. This positive cash flow was generated by significant reductions in inventories and accounts receivable. These reductions were due to a number of proactive initiatives, such as the temporary plant shutdowns and continued effective management of operational assets, especially inventories.

     Capital expenditures have remained relatively stable at 2000 levels and continues to be focused on efficiency improvement projects, remaining below the level of annual depreciation. The combination of cash flows generated from operations and tight asset management resulted in free cash flow increasing to CHF 779 million in 2001 compared to CHF 638 million in 2000.

     The continuing focus on operational efficiencies, cash flow and portfolio management has resulted in a reduction of the Company's net debt to CHF 2 351 million in 2001, an improvement of CHF 632 million from 2000 levels and from 1999 levels, an improvement of CHF 2 617 million. EBITDA interest cover has improved to 9.18 from 6.47 in 2000.

     The Company continues to optimize its business portfolio through selective acquisitions and divestments to strengthen its focus on its core businesses and to improve profitability

     As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an international chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received approximated the carrying value of the investment at the date of sale.

     In order to optimize the Plastic Additives Segment's global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd. ("Musashino-Geigy"), increasing its holdings from 50 percent to 60 percent. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

     To expand Coating Effects service business and its high value added products offerings, in June 2001, the Company acquired Efka Additives B.V. ("Efka"). Efka manufactures, markets and distributes additives for the coatings and inks industries.

     The Board of Directors of the Company proposes an unchanged dividend per share of CHF 2 and an extraordinary distribution in the form of a capital reduction of CHF 1 per share

     The Board of Directors proposes a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results. Additionally, in consideration of the improved financial structures of the Company, an extraordinary payment to the shareholders' is proposed in the form of a capital reduction of CHF 1 per share. The Company is able to make this additional extraordinary cash distribution to its shareholders and still have sufficient capital available to pursue its strategic objectives. If approved, the capital reduction will take the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. Both the dividend and capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002, and expects, subject to various conditions, that payments from the capital reduction will be made on June 28, 2002.

     Financial review

     Sales decline as a result of a weak economic environment

     Sales in local currencies decreased by 3 percent. In Swiss francs sales decreased by 7 percent to CHF 7 367 million. Sales development in 2001 compared to 2000 resulted from the following factors:

     Consolidated sales development                       2001 compared to 2000
     --------------------------------------------------------------------------
     Volume/product mix ................................           (2)%
     Price .............................................           (1)%
     Currency ..........................................           (4)%
     --------------------------------------------------------------------------
     Total in Swiss francs .............................           (7)%
     --------------------------------------------------------------------------

     The continued weakness of the economic environment, which began in the United States during the fourth quarter of 2000, continued to worsen in the NAFTA region through most of 2001. Starting in May 2001, the European economies, particularly Germany and France, also began to show signs of weakness, becoming more evident in the later part of 2001. Contributing to the Swiss franc sales decline was the strengthening of the Swiss franc compared to other currencies, particularly against the euro, British pound and the Japanese yen, resulting in a reduction in sales in Swiss franc terms by 4 percent when compared to 2000. Despite these difficult economic conditions, sales price erosion and volume reduction were not significant; underlying the overall quality of the Company's product portfolio and customer partnerships.

     Sales in local currencies in most of the major markets in Europe, except Germany, were stable. This reflects the overall impact of the modest sales growth that was achieved during the first half of the year, offset by the effects of the slowdown during the second half of the year. In Swiss francs, sales declined. In the Americas, sales decreased in North and Central America, in both Swiss francs and in local currencies. The sales in South America increased by double digits in local currency, but declined in Swiss francs. In Asia Pacific, for most major markets except in Japan and the China Region, sales increased in local currencies, however, declined in Swiss francs terms. In Japan, sales decreased in both Swiss francs and in local currency. In the China Region, sales increased in both Swiss francs and in local currencies.

     Geographic sales distribution                       2001              2000
     --------------------------------------------------------------------------
     Europe ....................................          37 %              37 %
     Americas(1) ...............................          36 %              37 %
     Asia Pacific(2) ...........................          27 %              26 %
     --------------------------------------------------------------------------

     (1) The Americas are comprised of North, Central and South America.
     (2) Asia-Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

     Profit margins remained relatively stable and benefited from the Company's cost reduction programs

     Gross profit margin remained relatively stable at 32.3 percent of sales compared to 32.5 percent in the prior year. The stable gross profit margin was achieved through maintaining raw material prices at stable levels with the prior year's levels, tight control on other production costs, combined with the relatively stable selling prices. The ability to maintain relatively stable raw material prices was achieved as a result of the continuation of the Company's policy to optimize procurement of raw materials by purchasing supplies globally through its worldwide organization and partnerships and its position in the chemicals value chain. While proactive inventory reduction initiatives led to increased idle capacity charges, these additional costs were offset by production cost reductions. Costs were reduced as a consequence of the rightsizing initiatives that were announced in 2000, which involved permanent plant shutdowns in the United States, ongoing efficiency initiatives, such as debottlenecking and productivity improvements, and selective temporary plant shutdowns worldwide.

     Selling, general and administrative expenses decrease

     Selling, general and administrative expenses expressed as a percentage of sales decreased to 17.1 percent from 17.9 percent in the prior year. In absolute terms, selling, general and administrative expenses decreased by CHF 159 million to CHF 1 258 million, compared to CHF 1 417 million in the prior year, a decrease of 11 percent in Swiss francs and 8 percent in local currencies. This improvement has been achieved as a result of the Company's continuous efforts to streamline its operational structures. Cost savings and headcount reductions have been achieved as a consequence of the rightsizing initiatives that were announced in 2000, and of the reduction in personnel under the Company's "Fit For Growth!" reorganization program, which was announced in early 2001. Also, in response to the deteriorating market conditions, the Company has implemented other targeted cost control programs that are mostly focused on reducing discretionary spending and delaying expenditures where possible. The Company had lower variable compensation expenses in 2001 compared to 2000, as compensation levels are partly linked to achieving performance targets, which were only partly met in 2001. Additionally, the Company had non-recurring income related to providing third party services to Vantico, the company established by the purchaser of the Company's Performance Polymers business. These service contracts have expired and will not be renewed. In 2002, selling, general and administrative expenses will be adversely affected by the reduction in non-recurring income and the necessity to incur expenditures that were delayed in 2001. Offsetting these negative effects will be the positive impacts from the completion of a number of previously announced operational improvement programs.

     Continuing commitment to research and development

     Research and development expenses as a percentage of sales remained stable at 3.8 percent in 2001 compared to 3.7 percent in the prior year. In absolute terms, research and development expenses decreased by CHF 17 million to CHF 276 million in 2001 compared to CHF 293 million in 2000, a decrease of 6 percent in Swiss francs or 5 percent in local currencies.

     The Company has historically invested and plans to continue to invest approximately 3 to 4 percent of sales in research and development activities. The Company's research and development program focuses on generating new business and defending leading market positions by continuous innovation. As part of the reorganization, announced in February 2001, certain research and development activities mostly focused on innovative new ideas and opportunities were transferred to a central group managed directly by the Chief Technology Officer. The Company's research and development strategy is to enter both new and existing markets with innovative formulations and solutions that will satisfy customer needs.

     Some examples of entering new markets with new formulations are "soft pigment" formulations for both textile printing and textile dyeing. These formulations have superior characteristics as they can be used for printing and bath dyeing, they maintain the soft handle of the textile in the finished product and they are environmentally friendly. A further example are new UV absorber systems that are added to laundry detergents, which when applied regularly increase the sun-protection of a fabric up to a factor of 30.

     Innovative product range extensions and customer focused solutions within existing markets include a new compound for optical information storage on recordable Compact Discs (CDs) and Digital Versatile Discs (DVDs) with improved data storage quality, warp free pigments for use in plastics, and new colors for color filters used in color flat-screen displays (LCD-TFT). The Segment Water & Paper Treatment introduced a series of environmentally friendly fluoro-chemicals for the paper market, which prevents, for example, food-packaging papers from being stained by fatty content.

     Also, the Company continues to develop new and improved manufacturing processes, which are cost competitive and meet all environmental, health and safety requirements.

     Amortization of goodwill and other intangibles remains constant

     Amortization of goodwill and other intangibles remained relatively constant at CHF 92 million, a decrease of CHF 2 million from 2000.

     Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company will no longer amortize any goodwill to earnings, but instead will be required to review its recoverability through annual impairment testing. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. As a result of goodwill not being amortized, the Company's operating income in 2002 will be improved by approximately CHF 61 million, the annual goodwill amortization expense in 2001. For further information see "Supplemental Information - Change in accounting policy and new accounting standards" section below of this Management's Discussion and Analysis and Note 1 to Consolidated Financial Statements.

     Income from earnings of equity affiliates decreases due to Hexcel sale

     Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, decreased to CHF 8 million in 2001 from CHF 113 million in 2000. The related income taxes on earnings of equity affiliates are recorded separately in the Company's provision for income taxes.

     The reduction in income from earnings of equity affiliates is primarily due to the sale, in December 2000, of the majority of the Company's investment in Hexcel Corporation ("Hexcel") and to the sale in March 2001, of the Company's 50 percent interest in TFL Ledertechnik GmbH & Co. KG ("TFL").

     The net proceeds received from the sale of the TFL interest approximated the carrying value of the investment at the date of sale. In 2000, the Company realized a gain of CHF 71 million from the sale of its majority stake in Hexcel, which is included in the restructuring and special charges reported in the Consolidated Statements of Income. For further discussion related to this sale refer to the section "Restructuring and special charges, net" of this Management's Discussion and Analysis..

     Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

                                                         2001           2000
     --------------------------------------------------------------------------
     Operating income (EBIT).........................     761            876
     EBITDA, before restructuring and special
      charges .......................................   1 230          1 348

     EBIT margin  ...................................    10.3%          11.1%
     EBITDA margin, before restructuring and special
      charges .......................................    16.7%          17.1%

     2001 compared to 2000
     ---------------------------------------------------------
       Operating income (EBIT) ......................    (13)%
       EBITDA .......................................     (9)%
     --------------------------------------------------------------------------

     Operating income and EBITDA were adversely affected by lower sales levels, unfavorable currency developments, and by increased idle capacity costs that resulted from the proactive actions undertaken by the Company to lower its investment in inventories in view of the weak economic environment. The strengthening of the Swiss franc against most currencies negatively impacted operating income by approximately CHF 100 million.

These adverse effects were offset by tight cost controls, reduced performance based compensation payments and non-recurring service income. The net result is a reduction in the EBITDA margin from 17.1 percent to 16.7 percent.

     Restructuring and special charges, net

     The Company evaluates the performance of its Segments operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the Segments' operating results.

     In 2001, the Company implemented a program ("Fit For Growth!") that aligned the Company's operational activities with its customers' industries. This new structure was designed to bring the Company's businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five new business Segments, a Chief Technology Officer at the Executive Committee level and a new, cross Segment Research and Technology Board, which was formed to leverage the Company's existing technological core competencies and to identify new technology platforms for future growth. The "Fit for Growth!" program also was designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

     During 2001, under the "Fit For Growth!" program, the Company has eliminated 262 full-time equivalents ("FTEs") under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

     In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain on the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation, at USD 11.00 per share, which represents approximately 81 percent of the Company's holdings (see Notes 3 and 8 to the Consolidated Financial Statements). Also included is a charge of CHF 21 million which relates to an impairment loss on certain equity investments. The restructuring projects, totaling CHF 52 million, comprised primarily the restructuring of certain operations of the Water &
Paper Treatment Segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 FTEs in the United States and southern
Europe, principally in the administration, sales and marketing functions and, in addition, the production function in the United States. As of December 31, 2001, 58 FTEs are still to be terminated. The remaining terminations relating to these restructuring programs are expected to be substantially completed during 2002.

     The costs and activity associated with the 2000 restructuring programs during 2001 are summarized below:

                                            Severance      Other
                                              costs        costs         Total
     --------------------------------------------------------------------------
     January 1, 2001 ....................       30           22            52
     Amounts utilized(1) ................      (25)         (15)          (40)
     --------------------------------------------------------------------------
     December 31, 2001 ..................        5            7            12
     ---------------------------------------------------------------------------

     (1) Includes currency adjustments and a release of excess reserves of CHF 8 million.

     Management believes that the remaining restructuring provision is adequate to complete all of its programs.

     Plastic Additives results

     Sales decreased to CHF 1 834 million in 2001 or by 6 percent in Swiss francs and by 3 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

     Sales development                                    2001 compared to 2000
     --------------------------------------------------------------------------
     Volume/product mix ................................           (1)%
     Price .............................................           (2)%
     Currency ..........................................           (3)%
     --------------------------------------------------------------------------
     Total in Swiss francs .............................           (6)%
     --------------------------------------------------------------------------

     Sales growth in lubricant additives compensated for slower sales in base polymers and polymer products resulting in overall stable volumes. Maintaining stable volumes in challenging market conditions was achieved through continuing innovation and close customer partnerships. Continuing competitive pressure and a slower economic environment in major customer industries, particularly in the automotive industry, caused the sales price declines. Unfavorable currency developments between years adversely affected sales performance.

     Geographically, despite a slowing trend towards year-end, sales in Europe in local currencies exceeded prior year. Sales in the Americas were lower, although sales declines stabilized in the United States in the second half. In Asia-Pacific, sales were stable in local currencies.

                                                         2001           2000
     --------------------------------------------------------------------------

     Operating income (EBIT)

     Absolute in CHF ................................     271            314
     As a percentage of sales (EBIT margin) .........    14.8%          16.0%
     EBITDA
     --------------------------------------------------------------------------
     Absolute in CHF ................................     388            423
     As a percentage of sales (EBITDA margin) .......    21.1%          21.6%

     --------------------------------------------------------------------------

     Operating income and EBITDA, in absolute terms, were adversely affected by lower sales. EBITDA margin declined marginally from the prior year. Continued high volumes, stable raw material prices and tight cost controls in production resulted in stable gross profit margin levels. Unfavorable currency developments had an adverse effect on results as proportionately more costs than sales are incurred in Swiss francs. Selling, general and administrative costs, on a comparable basis, were held at similar levels to prior years. Investment in future growth through research and development continues at the level of approximately 4 percent of sales.

     Asset management                                    2001           2000
     --------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF ..............................     420            415
       As a percentage of sales .....................      23%            21%
     Capital expenditure in CHF .....................      80             67
     Net assets (invested capital) in CHF ...........   1 403          1 458
     Velocity .......................................    1.28           1.37
     --------------------------------------------------------------------------

     In 2001 the Segment maintained its good asset management record. Effective inventory management resulted in an improvement in both absolute and intensity terms. Receivables reduced in absolute terms. These reductions were, however, offset by reduced payables. Capital expenditures were invested mostly in efficiency improvement projects in the Segment's major production facilities. The combination of currency effects, lower investment than annual depreciation in fixed assets, and tight current asset management led to a reduction in net assets. These reductions could not offset the decline in net sales, resulting in a decline in velocity to 1.28 from 1.37 in the prior year.

     Coating Effects results

     Sales decreased to CHF 1 944 million in 2001 or by 8 percent in Swiss francs and by 4 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

     Sales development                                    2001 compared to 2000
     --------------------------------------------------------------------------
     Volume/product mix  ...............................           (2)%
     Price  ............................................           (2)%
     Currency  .........................................           (4)%
     --------------------------------------------------------------------------
     Total in Swiss francs  ............................           (8)%
     --------------------------------------------------------------------------

     The weak economic environment, particularly in the United States and in the automotive paint industry, negatively affected sales. Despite this generally negative economic environment, sales into the imaging and inks industry remained stable. The strong growth in sales into the electronics materials industry due to innovative products could not fully compensate for the challenging competitive conditions encountered in the automotive coatings and plastic fiber industries. Unfavorable currency developments between years also adversely affected sales performance.

     Geographically, despite a slowing trend towards year-end, sales in Europe in local currencies were only marginally below prior year. Sales in the Americas, especially in the United States, were lower. In the second half, however, sales levels stabilized, albeit at a lower level. In Asia-Pacific sales grew in local currencies and were stable in Swiss francs.

                                                         2001           2000
     --------------------------------------------------------------------------
     Operating income (EBIT)
     Absolute in CHF ................................     304            366
     As a percentage of sales (EBIT margin) .........    15.6%          17.3%
     EBITDA
     --------------------------------------------------------------------------
     Absolute in CHF ................................     411            475
     As a percentage of sales (EBITDA margin) .......    21.1%          22.4%
     --------------------------------------------------------------------------

     Operating income and EBITDA, in absolute terms, were adversely affected by lower sales and unfavorable currency developments. Proactive actions to reduce inventory levels and increase cash, including the temporary shutdown of certain production plants, negatively affected the gross profit margin. Selling, general and administrative costs were reduced as a consequence of the new Segment structure and targeted cost reduction initiatives implemented in the second half of the year. Investment in future growth through research and development continues at the high level of approximately 5 percent of sales. In addition, during 2001 Efka Additives B.V., a manufacturer of additives for the coatings and inks industries was acquired. The business will expand the service element and the Segments high value added products offering.

     Asset management                                    2001           2000
     --------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF ..............................     658            740
       As a percentage of sales .....................      34%            35%
     Capital expenditure in CHF .....................      66             65
     Net assets (invested capital) in CHF ...........   1 852          1 904
     Velocity .......................................    1.03           1.10
     --------------------------------------------------------------------------

     In 2001, the Segment continued its focus on asset management. Net current operating assets reduced both in absolute and intensity terms. The main reason for this improvement is more effective inventory management. Capital expenditure was invested mainly in efficiency improvement projects. The combination of currency effects, lower investment than annual depreciation in fixed assets, and effective current asset management led to a reduction in net assets. These reductions could not offset the decline in net sales, resulting in a decline in velocity to 1.03 from 1.10 in the prior year.

     Water & Paper Treatment results

     Sales decreased to CHF 1 486 million in 2001 or by 5 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

     Sales development                                    2001 compared to 2000
     --------------------------------------------------------------------------
     Volume/product mix  ...............................           (1)%
     Price  ............................................             0%
     Currency  .........................................           (4)%
     --------------------------------------------------------------------------
     Total in Swiss francs  ............................           (5)%
     --------------------------------------------------------------------------

     Despite the difficult economic environment, sales in paper chemical products increased in local currencies. This positive result was supported by growth in the barrier effects and imaging markets. Sales in water treatments products declined in local currencies partly due to aggressive pricing from competitors. Sales into the extractive industries were adversely impacted by the energy crisis in the United States that led to a reduction in aluminum and steel production. Unfavorable currency developments adversely affected sales performance.

     Geographically, in Europe, sales decreased both in Swiss francs and in local currencies. Performance of the individual countries, however, was mixed. In the Americas, sales remained relatively stable in Swiss francs and increased in local currencies. South America showed a strong sales performance both in Swiss francs and in local currencies. In Asia-Pacific, sales decreased in the major Asian markets, in both Swiss francs and in local currencies.

                                                         2001           2000
     --------------------------------------------------------------------------
     Operating income (EBIT)
     Absolute in CHF ................................      82            111
     As a percentage of sales (EBIT margin) .........     5.5%           7.1%
     EBITDA
     --------------------------------------------------------------------------
     Absolute in CHF ................................     157            187
     As a percentage of sales (EBITDA margin) .......    10.6%          12.0%
     --------------------------------------------------------------------------

     Operating income and EBITDA decreased both in absolute and intensity terms. This decline is partly due to raw material price increases and to under utilization of production capacities. Significant actions have been taken and continue to be taken to both improve operational efficiency and to either improve utilization of production facilities or eliminate the idle capacities. As part of this process, during 2001, the Segment reorganized its business in the United States, including the closure of a production facility. While these actions started to have a noticeable positive impact on gross profit margins during the fourth quarter of 2001, overall margins for the entire year declined slightly. Selling, general and administrative costs decreased marginally in Swiss francs, but increased in local currencies, partly due to one-time rightsizing costs. These ongoing rightsizing initiatives have resulted in a significant reduction in headcount and a lower cost base for the Segment. Research and development costs remained stable at approximately 2 percent of sales.

     Asset management                                    2001           2000
     --------------------------------------------------------------------------
     Net current operating assets:
         Absolute in CHF ............................     357            398
         As a percentage of sales ...................      24%            26%
     Capital expenditure in CHF .....................      52             52
     Net assets (invested capital) in CHF ...........   1 092          1 149
     Velocity .......................................    1.33           1.35
     --------------------------------------------------------------------------

     During 2001, the Segment initiated actions to reduce the current asset level resulting in a reduction of net current operating assets, both in absolute and intensity terms. Inventories and receivables decreased significantly due to tighter asset management. These reductions were partly offset by reduced payables. Capital expenditures remained stable in absolute terms. The effect of lower investment than annual depreciation in fixed assets, currency effects and reduced net current operating assets resulted in a reduction in net assets. As a result of these actions, velocity remained relatively stable at 1.33 compared to 1.35 in the prior year.

     Textile Effects results

     Sales decreased to CHF 1 673 million in 2001 or by 9 percent in Swiss francs and by 6 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

     Sales development                                    2001 compared to 2000
     --------------------------------------------------------------------------
     Volume/product mix ................................           (5)%
     Price .............................................           (1)%
     Currency ..........................................           (3)%
     --------------------------------------------------------------------------
     Total in Swiss francs .............................           (9)%
     --------------------------------------------------------------------------

     The general economic slow down that accelerated in the second quarter of 2001 adversely affected the sales performance. The industries participating in the wool sector recorded a particularly low level of activity for the year. On the positive side, effect chemicals matched last year's performance in local currencies, owing to continued customer demands for functional effects. Despite the challenging business environment, innovative products and close customer partnerships, in areas such as reactive dyeing and effect chemicals, resulted in positive sales developments. The relatively stable price effect was achieved through the Segment's continued focus on profitable sales growth. Unfavorable currency conditions in 2001 adversely impacted the sales development of the Segment.

     Geographically, Europe posted lower sales in both Swiss francs and in local currencies. Performance of the individual countries, however, was mixed. The Americas were particularly weak, both in Swiss francs and in local currencies. All major markets in the region were affected by the downward trend in sales. In Asia-Pacific, sales were stable in local currencies, but declined in Swiss francs.

                                                         2001           2000
     --------------------------------------------------------------------------
     Operating income (EBIT)
     Absolute in CHF ................................     183            204
     As a percentage of sales (EBIT margin) .........    10.9%          11.1%
     EBITDA
     --------------------------------------------------------------------------
     Absolute in CHF ................................     248            275
     As a percentage of sales (EBITDA margin) .......    14.8%          14.9%
     --------------------------------------------------------------------------

     Operating income and EBITDA, in absolute terms, reflect the adverse effects of the decline in sales. EBITDA margin remained stable. Ongoing productivity improvement initiatives, together with the continuing effect of reduced raw material prices, resulted in improved gross profit margin levels. Currency adversely affected the results, as proportionately more costs than sales are incurred in Swiss francs. Selling, general and administrative costs decreased in Swiss francs and decreased even more significantly in local currencies, due principally to reductions in headcount. Research and development costs remained stable at approximately 2 percent of sales.

     Asset management                                    2001           2000
     --------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF ..............................     641            739
       As a percentage of sales .....................      38%            40%
     Capital expenditure in CHF .....................      32             37
     Net assets (invested capital) in CHF ...........   1 270          1 385
     Velocity .......................................    1.26           1.34
     --------------------------------------------------------------------------

     During 2001, the Segment reduced its net current operating assets, both in absolute and intensity terms. The benefits of the initiatives to reduce inventories and receivables that began in mid-year 2001 led to this decrease. Payables remained stable in absolute terms. In 2001 capital expenditures decreased both in absolute and intensity terms. The effects of the tight current asset management, lower investment than annual depreciation in fixed assets, together with currency effects, resulted in a reduction in net assets. These reductions could not offset the decline in net sales, resulting in a decline in velocity to 1.26 from 1.34 in the prior year.

     Home & Personal Care results

     Sales increased to CHF 430 million in 2001 or by 1 percent in Swiss francs and by 6 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

     Sales development                                    2001 compared to 2000
     --------------------------------------------------------------------------
     Volume/product mix  ...............................             6%
     Price  ............................................             0%
     Currency  .........................................           (5)%
     --------------------------------------------------------------------------
     Total in Swiss francs  ............................             1%
     --------------------------------------------------------------------------

     Sales growth in home and fabric care was mainly driven by an upturn in sales in the detergent market, while personal care recorded strong sales of UV absorbers, particularly in European markets, and of products for use in hair dyes. These growth areas more than compensated for the declines in the hygiene effects market, which was most notably seen in the United States, resulting in an overall positive volume development. Selling prices remained stable compared to the previous year while unfavorable currency developments adversely affected sales performance.

     Geographically, sales in Europe increased in both Swiss francs and in local currencies. Performance among individual countries was, however, mixed. In the Americas, sales increased in local currencies but were flat in Swiss francs. This performance resulted from an increase in sales in South America, both in Swiss francs and local currencies, while sales in North America decreased. In Asia-Pacific, sales increased in both Swiss francs and to an even more significant extent in local currencies.

                                                         2001           2000
     --------------------------------------------------------------------------
     Operating income (EBIT)
     Absolute in CHF ................................      67             58
     As a percentage of sales (EBIT margin) .........    15.7%          13.7%
     EBITDA
     --------------------------------------------------------------------------
     Absolute in CHF ................................      95             80
     As a percentage of sales (EBITDA margin) .......    22.2%          18.8%
     --------------------------------------------------------------------------

     Operating income and EBITDA increased both in absolute and intensity terms. Stable volumes and a continuing focus on cost controls led to constant gross profit margin levels. Tight cost controls in discretionary spending and operational improvements resulted in a decrease in selling, general and administrative costs, both in Swiss francs and in local currencies. Investment in research and development increased to approximately 6 percent of sales reflecting the commitment to future growth.

     Asset management                                    2001           2000
     --------------------------------------------------------------------------
     Net current operating assets:
       Absolute in CHF ..............................      98             95
       As a percentage of sales .....................      23%            22%
     Capital expenditure in CHF .....................      25             23
     Net assets (invested capital) in CHF ...........     286            271
     Velocity .......................................    1.54           1.61
     --------------------------------------------------------------------------

     The Segment maintained its good asset management record during 2001. The increase in sales led to higher inventories both in absolute and intensity terms while receivables remained relatively stable. The increase in inventories was partly offset by increased payables. Capital expenditures increased both in absolute and intensity terms. The combination of currency effects and the increase in net current operating assets, partly compensated by the effect of lower investment than annual depreciation in fixed assets, led to an increase in net assets. The increase in net assets led to a decline in velocity to 1.54 from 1.61 in the prior year.

     Treasury management

     The international financial markets in 2001 continued to be volatile. The major trends in the markets, which were the focus of the Company's treasury management, included the weakening of certain currencies against the U.S. dollar, the weakening of the U.S. dollar against the Swiss franc, the weakening of the euro against the Swiss franc, as well as against other European currencies, the weakening of the Japanese yen against the Swiss franc and movements in interest rates.

     In 2001, the Swiss franc strengthened against most of the major currencies. During 2001, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.81 to a low of approximately CHF 1.59. At the end of 2001, the Swiss franc was at a level of CHF 1.63 against the U.S. dollar versus CHF 1.67 at the end of 2000.

     As a consequence of the economic slowdown in the United States and the flat growth development in Europe, global interest rates fell below 2000 levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings in 2001 to 4.8 percent, which is below 2000 levels. The Company's net interest costs decreased by CHF 75 million to CHF 134 million in 2001 compared to CHF 209 million in 2000. This decrease resulted from a reduction in interest rates globally and effective treasury management.

     The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2001, other financial income (expense) including foreign currency exchange gains and losses and net hedging expenses, increased by CHF 45 million, to a net expense of CHF 59 million in 2001 as compared to a net expense of CHF 14 million in 2000. This increase is a consequence of currency exchange losses caused by the devaluation of (i) the Brazilian real against the U.S. dollar of CHF 15 million, (ii) the Turkish lira against the U.S. dollar of CHF 6 million, (iii) the South African rand against the Swiss franc of CHF 5 million, (iv) the Mexican peso against the U.S. dollar of CHF 2 million and (v) the Argentine peso against the U.S. dollar of CHF 2 million. Also included are increases in miscellaneous bank fees of CHF 5 million and premiums paid on currency options of CHF 10 million that were incurred to hedge the Company's exposure in various currencies.

     The Company continued its debt repayment program, which commenced in 1999, utilizing free cash flow to further reduce its short-term debt. Cash flow utilized for this purpose amounted to CHF 48 million in 2001 and

CHF 844 million in 2000. When economically feasible, the Company also selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 110 million in 2001 versus CHF 499 million in 2000. The Company's remaining cash reserves will be utilized in future periods to maintain short-term debt at stable levels and for the repayment of long-term debt when it is economically advantageous to the Company.

     Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", which replaces existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of these statements, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income. For further information, see Note 1 to the Consolidated Financial Statements and "Supplemental Information - Change in accounting policy and new accounting standards" of this Management's Discussion and Analysis.

     Effective tax rate

     The Company reported an effective tax rate of 32 percent in 2001 versus 35 percent in 2000. In 2001, the effective tax rate was impacted by several non-recurring events. The tax rate was negatively impacted by the effect of a tax payment in Italy (the "Imposta Sostitutiva") that permitted the future tax deductibility of Prochimica s.r.l.'s goodwill amortization and a tax adjustment. Both of these negative effects were substantially offset by the benefit received from the effect of certain taxable expenses in one of the Company's subsidiaries that were recognized for income tax purposes but were not recognizable for financial reporting purposes.

     In 2000, the effective tax rate was impacted by several non-recurring events. The tax rate was positively impacted by the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as at the time of their origination, realization was uncertain. Offsetting this positive effect on the effective tax rate were three events that generated additional income tax expense in 2000. First, statutory tax rates were further reduced in Germany from 50 percent to 38 percent. This tax rate reduction required the Company to re-value its net deferred tax asset of its German subsidiaries. This revaluation reduced the net deferred tax asset, resulting in additional tax expense in 2000. Second, additional tax expense was recorded for financial reporting purposes from certain taxable income in one of the Company's subsidiaries that was not recognized for financial reporting purposes. Third, the Company experienced a change in the profitability mix of its subsidiaries to countries with higher fiscal tax rates. Excluding the impact of the non-recurring events discussed above, for comparability with the 2001 effective tax rate, the effective tax rate in 2000 would have been 34 percent.

     Net income and earnings per share

     Net income                                          2001           2000
     --------------------------------------------------------------------------

     Income from continuing operations ..............     380            418
     Discontinued operations (1) ....................       -             34
     Cumulative effects of change in accounting
       principles ...................................       2              -
     --------------------------------------------------------------------------
     Net income  ....................................     382            452
     --------------------------------------------------------------------------

     (1) In 2000, discontinued operations reported is the gain on sale of discontinued operations, net of tax.


     Earnings per share, basic and diluted               2001           2000
     --------------------------------------------------------------------------
     Continuing operations  .........................    5.72           6.31
     Discontinued operations  .......................       -           0.50
     Cumulative effects of change in accounting
      principles  ...................................    0.04              -
     --------------------------------------------------------------------------
     Net income  ....................................    5.76           6.81
     --------------------------------------------------------------------------

     Earnings per share amounts were computed by dividing income from continuing operations, discontinued operations, cumulative effects of change in accounting principles and net income, respectively, by the weighted average number of shares outstanding.

     Consolidated balance sheets

     Strong focus on asset management continues to reduce investment in assets and net debt

     Selected balance sheet data as of December 31,      2001           2000
     --------------------------------------------------------------------------

     Cash and cash equivalents and short-term
       investments ..................................   1 643          1 247
     Total assets ...................................  11 718         12 105
     Total shareholders' equity .....................   3 908          3 754
     --------------------------------------------------------------------------

     The continued emphasis on the management of operational assets led to a reduction in total assets, excluding cash and cash equivalents and short-term investments, of CHF 783 million. This reduction was achieved through continued proactive asset management in the areas of inventories and accounts receivable and through focusing the Company's capital expenditures on efficiency and safety improvement related items. Proposed investments in additional production capacity are carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

     In addition to operational effects, the change in year-end exchange rates, between December 31, 2001 and 2000, used for translating the balance sheet into Swiss francs, had a significant effect. Most major currencies including the U.S. dollar, the British pound, the euro and the Japanese yen depreciated against the Swiss franc.

     The continued focus on cash and asset management resulted in significantly lower net debt in 2001. The table below shows the movement in net debt from December 31, 2000 to December 31, 2001.

     Net debt roll from                Total  Cash & cash  Short-term    Total
      2000 to 2001                      debt  equivalents  investments  Net Debt
     --------------------------------------------------------------------------
     December 31, 2000 ..............  4 230     1 179         68        2 983
     Cash flows increase (decrease),
       net ..........................   (152)      445        (27)        (570)
     Currency effects and other .....    (84)      (22)         0          (62)
     --------------------------------------------------------------------------
     December 31, 2001 ..............  3 994     1 602         41        2 351
     --------------------------------------------------------------------------

     The continued generation of cash flows from operations in excess of 1 billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 632 million in 2001. Net debt amounted to CHF 2 351 million in 2001 compared to CHF 2 983 million in 2000.

     Short-term debt was reduced from CHF 371 million in 2000 to CHF 316 million in 2001. Long-term debt was reduced from CHF 3 859 million in 2000 to CHF 3 678 million in 2001. This reduction in total debt was achieved through the Company's continued debt repayment program, which began in 1999. When economically feasible, the Company selectively retires portions of its long-term debt. In 2001 and 2000, there were no material gains or losses being realized from debt retirements.

     Decrease in sales combined with stable invested capital level leads to a lower velocity

     December 31,                                        2001          2000
     --------------------------------------------------------------------------
     Net assets (invested capital), end of year .....   9 814          9 804
     Velocity .......................................    0.75           0.80
     --------------------------------------------------------------------------

     Velocity is a measurement designed to measure the effectiveness of the Company's asset utilization. The combination of invested capital remaining relatively stable and decreasing sales led to a decline in velocity in 2001 to
0.75 from 0.80 in 2000.

     Liquidity and capital resources

          Liquidity - Free cash flow improves to CHF 779 million from CHF 638 million

     Cash flows from operating activities              2001     2000      1999
     --------------------------------------------------------------------------
     Net cash from continuing operations, before
       restructuring payments .....................   1 100    1 065     1 054
     Cash used for restructuring payments .........     (46)     (35)     (148)
     Net cash provided by discontinued operations .       0        1       174
     --------------------------------------------------------------------------
     Net cash provided by operating activities ....   1 054    1 031     1 080
     --------------------------------------------------------------------------

     The Company's continued focus on cash flow and asset management generated operating cash flows from continuing operations of CHF 1 100 million in 2001 compared to CHF 1 065 million in 2000 and CHF 1 054 million in 1999, before restructuring payments. Successful operating assets management programs resulted in reduced funding requirements for working capital.

      Cash flows from investing activities         2001       2000       1999
      -------------------------------------------------------------------------
      Capital expenditures  ..................... (259)       (249)      (267)
      Sale (acquisition) of businesses, net
        of cash  ................................ (144)      1 566         70
      Proceeds from sale of assets and changes
        in loans and other long-term assets......   69         (42)       102
      Cash flows used in investing activities,
        discontinued operations  ................    0          (4)       (36)
      -------------------------------------------------------------------------
      Net cash (used in) provided by investing
        activities  ............................. (334)      1 271      (131)
      -------------------------------------------------------------------------


     In 2001, the net cash used in acquisition and divestment activities amounted to CHF 144 million. The most significant costs incurred related to cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business. Cash payments made in 2001 for these purposes was approximately CHF 145 million. This differs from the Company's prior year estimate of CHF 270 million, as a result of a delay in certain transaction taxes and separation cost payments beyond the Company's control. The Company's current estimate is that the majority of the remaining costs will be paid during 2002. The net cash effects of the Company's other 2001 business portfolio management activities substantially offset each other. In 2000, the net proceeds received from acquisition and divestment activities were CHF 1 566 million. Included in this amount were the net proceeds from the sale of the Performance Polymers business and the net proceeds from the sale of the majority of the Company's interest in its equity affiliate, Hexcel. These net proceeds from divestment activities were offset by several strategic acquisitions of businesses and technology, including the purchase of Prochimica s.r.l., Coating Effects' key photoinitiators supplier, at a cost of CHF 85 million and the purchase of certain paper chemical product lines and technologies from Cytec Industries for CHF 40 million to expand Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

     The 1999 investment activities focused on the sale of non-strategic assets and investments, the most significant being the sale of the equity investment in Cerdec AG for CHF 70 million.

      Cash flows from financing activities          2001       2000       1999
      -------------------------------------------------------------------------
      Decrease in short-term and long-term
        debt, net  ............................... (152)     (1 339)      (634)
      Dividends paid  ............................ (132)       (133)      (133)
      Treasury stock transactions and other  .....    9         (36)         2
      -------------------------------------------------------------------------
      Cash flows used in financing activities  ... (275)     (1 508)      (765)
      -------------------------------------------------------------------------

     Free cash flow amounted to CHF 779 million in 2001 compared to CHF 638 million in 2000 and CHF 720 million in 1999. This increase is primarily a result of the continued strong focus on cash flow and the positive effects being realized from the completion of the prior years restructuring programs. Free cash flow was used, for debt repayment, where it was economically advantageous to the Company, for restructuring programs and for small strategic acquisitions.

     For information on the 2001 proposed distributions to the Company's shareholders to be made in 2002, see the Operational Review section of this Managements' Discussion and Analysis above.

          Capital resources

     The Company's policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company's treasury group based on the Company's aggregate exposure.

     Under the Company's written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company's risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see Note 8 to the Consolidated Financial Statements and "Item 11. - Quantitative and Qualitative Disclosures About Market Risks".

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

     Outlook for 2002 and beyond

     Macroeconomic conditions during the first quarter of 2002, and probably the second quarter as well, are expected to be recessionary, which would lead to weaker sales and margins in these quarters as compared to the stronger, corresponding quarters of 2001. For the full year of 2002, however, the Company expects both sales and earnings to be above the levels of 2001, assuming an economic recovery later in the year in the United States and, afterwards, in Europe.

     The early measures taken in 2001 to improve productivity will result in a structurally lower cost base and thus provide a sound basis for improvements in profitability once the general economic conditions improve. Lower interest expenses are expected, due to the reduced net debt position of the Company. Overall, the Company is striving to achieve a free cash flow for 2002 in excess of CHF 500 million.

     These forecasts are based on the assumption of an improving global economic situation in the second half of 2002 and reasonably stable exchange rates vis-a-vis the Swiss franc.

     See "Cautionary Statement Regarding Forward-Looking Information".


      Year in Review - 2000 Compared to 1999
      Results of operations                            2000              1999
      -------------------------------------------------------------------------
      Net sales  ..................................   7 902             7 244
      Gross profit  ...............................   2 569             2 288
      Operating income  ...........................     876               632
      Income from continuing operations  ..........     418               238
      Net income  .................................     452               325
      Basic and diluted earnings per share:
          Income from continuing operations per
            share  ................................    6.31              3.58
          Net income per share  ...................    6.81              4.89
      EBITDA, before restructuring and special
        charges(1)  ...............................   1 348             1 086
      Restructuring and special charges  ..........       2                 0
      Operating cash flow(2)  .....................   1 065             1 054
      Free cash flow   ............................     638               720
      Shareholders' equity at year end  ...........   3 754             3 638
      Dividend per share(3)    ....................    2.00              2.00

      Key performance ratios
      -------------------------------------------------------------------------
      Sales development  ..........................       9%                9%
      Sales development in local currencies

      Expressed as a percentage of sales:
          Gross profit  ...........................    32.5%             31.6%
          Operating income  .......................    11.1%              8.7%
          Income from continuing operations  ......     5.3%              3.3%
          Net income  .............................     5.7%              4.5%
          EBITDA, before restructuring and
            special charges  ......................    17.1%             15.0%
      -------------------------------------------------------------------------

     (1) Including restructuring expenses and special charges of CHF 2 million in 2000, EBITDA was CHF 1 346 million.
     (2) From continuing operations. Including restructuring payments of CHF 35 million in 2000 and CHF 148 million in 1999, operating cash flows from continuing operations were CHF 1 030 million and CHF 906 million, respectively.
     (3) The 2000 dividend per share reflects the dividend payment proposal, based on 2000 results, that was approved at the shareholders' meeting on March 23, 2001.

     Overview

     Market conditions in the Company's customer industries in 2000 were characterized, for most of the year, by the continuation of the improved economic environment, which commenced in the second half of 1999. Many European markets, fueled in part by the weakness of the euro against the U.S. dollar, continued to improve throughout 2000. In the United States, a slow-down in market demand was noted near the end of the year 2000. In Asia, the Japanese market had not fully recovered from its lows of 1999, remaining sluggish throughout 2000. In other Asian markets, there was a continuation throughout most of 2000 of the steady growth that began in the second half of 1999. Market demand in Brazil and Mexico remained at high levels during the entire year.

     Operational review

     Profitability grew through innovation, customer focus and continuing operational improvements

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

     Hexcel, the Company's major equity affiliate, realized a one time gain in 2000 on the sale of its Bellingham aircraft business. The Company's share of this gain, recorded in the line "income from earnings of equity affiliates", amounted to CHF 57 million. This one time gain was, however, offset by a number of non-recurring expenses relating primarily to a thorough review of the Company's liabilities including environmental liabilities and an increase in performance based compensation expenses. In addition, in the fourth quarter the Company realized a gain of CHF 71 million from the sale of its majority stake in Hexcel, which is included in the line "restructuring and special charges" in the 2000 Consolidated Statement of Income. A number of restructuring and special charges relating to business reorganization and anticipated impairments of equity affiliate amounted to CHF 73 million. Overall, the one time gains described in this paragraph were offset by non-recurring expenses, resulting in only a small net effect on the Company's income.

     The Company announced several restructuring initiatives in the fourth quarter of 2000. These initiatives were driven by the Company's focus on improving its overall operational efficiencies and by the deteriorating external market conditions, especially in the United States. The initiatives primarily included the closure of a Water & Paper Treatments facility in the United States, the reduction of Plastic Additives and Home & Personal Care headcount at a shared production facility in the United States and the reorganization of the administrative functions of the Company's Southern Europe organization. The closure of the Water & Paper Treatments facility will improve efficiencies of its business as well as in other United States based manufacturing facilities, improving operating margins and market competitiveness. The Plastic Additives, Home & Personal Care and Southern Europe programs are designed to reduce operating costs in response to the reduced infrastructure requirements resulting from the sale of the Performance Polymers business.

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

     The Company continued to optimize its business portfolio through selective acquisitions and divestments to strengthen its focus on core businesses and improve profitability

     The most significant portfolio change was the completion on May 31, 2000 of the sale of the Performance Polymers business to Vantico, a company established by Morgan Grenfell Private Equity, the then private equity arm of Deutsche Bank AG, and to certain Asian joint venture partners. Total gross proceeds from the sale were CHF 1.6 billion, which includes net debt assumed of approximately CHF 160 million. This divestiture underscored the Company's strategy of focusing its portfolio on specialty chemicals rather than specialty materials. The Performance Polymers business that was sold comprised substantially all of the previously reported Performance Polymers division. The Company realized a net gain from discontinued operations of CHF 34 million, after consideration of the Performance Polymers business operating results through May 31, 2000, the results of the divestment transaction taxes and the costs of selling the business.

     In the first half of 2000, the Company concluded the acquisition of Prochimica s.r.l. for a total purchase price of approximately CHF 85 million. This acquisition secures an uninterrupted supply of key photoinitiators and supports the already high EBITDA margins of the Coating Effects Segment.

     In the second half of 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). This acquisition complements and expands the Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

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

     Cash flows higher due to operational improvements and divestment activities

     Continued improvements in net income and effective asset management led to a growth in cash flows provided by continuing operations to CHF 1 065 million in 2000 as compared to CHF 1 054 million in 1999, before restructuring payments of CHF 35 million in 2000 and CHF 148 million in 1999. This reflects high levels of net income and successful asset management. The Company's focus on tight asset management continued to show positive results with both inventories and accounts receivable, expressed as a percentage of sales, below the levels achieved in 1999. During 1999, significant reductions in current assets were realized in comparison with prior years as a result of the completion of asset improvement initiatives commenced during 1998. The combination of the effects from the Company's net business portfolio changes and the continued emphasis on cost effective capital expenditures contributed to increased cash flows from investing activities in 2000, providing cash of CHF 1 271 million, compared to a use of cash in 1999 of CHF (131) million. It should be noted, however, that certain cash payments relating to separation costs arising from the Polymers divestment had not yet been made in 2000 and will become payable in the future.

     As a result of continued operating cash flows in excess of one billion Swiss francs, the positive contributions to cash from divestment activities, the level of free cash flow, including cash provided by discontinued operations, cash from sale (acquisition) of businesses and restructuring payments, improved to CHF 2 169 million compared to CHF 816 million in 1999. Free cash flow was used for debt repayment, when economically advantageous to the Company, restructuring payments and small strategic acquisitions. In 2000, free cash flow (excluding cash provided by discontinued operations, cash from sale (acquisition) of business and cash used for restructuring payments) was CHF 638 million compared to CHF 720 million in 1999.

     Financial review

     Strong volume growth in positive economic environment through most of the year

     Sales increased to CHF 7 902 million in 2000 or by 9 percent in Swiss francs and by 2 percent in local currencies. Sales development compared to 1999 resulted from the following factors:

      Consolidated sales                                2000 compared to 1999
      -------------------------------------------------------------------------
      Volume/product mix  ...................................             5%
      Price  ................................................           (3)%
      Currency  .............................................             7%
      -------------------------------------------------------------------------
      Total in Swiss francs  ................................             9%
      -------------------------------------------------------------------------

     The strong volume growth and the positive economic environment, which began during the second half of 1999, continued through most of 2000. The Company's global market presence, selective price increases and favorable currency effects enabled the Company to benefit from the positive economic environment. Price declines arose from competitive conditions in certain markets. In addition, during 2000, prices were negatively impacted for products delivered into regions such as the United States where, due to the recent appreciation of the U.S. dollar, customers were demanding a share of the suppliers' currency gains. The economic environment began to show signs of weakness late in the fourth quarter of 2000.

     Sales increases were posted in all the major markets in Europe, both in Swiss francs and in local currencies, with the exception of the United Kingdom where sales declined slightly in local currency. In the Americas, sales increased in Swiss francs but remained flat in local currencies. The sales development during the year was characterized by a strong first half, followed by a slowdown in the second half, particularly in the United States. As a consequence of this economic slowdown, noted in the fourth quarter of 2000, sales in the United States declined in local currency. In Asia Pacific, sales increases were posted by most major markets both in Swiss francs and in local currencies, with the exception of Japan where sales declined in local currency. In the China Region and in the Rest of Asia strong sales growth was posted in both Swiss francs and in local currencies.

      Geographic sales distribution                   2000              1999
      -------------------------------------------------------------------------
      Europe  .....................................     37%               39%
      Americas(1)  ................................     37%               36%
      Asia Pacific(2)  ............................     26%               25%
      -------------------------------------------------------------------------
     (1)  Americas is comprised of North, Central and South America.
     (2)  Asia-Pacific is comprised of Asia, Africa, the Middle East,
          Australia and New Zealand.

     Profit margins improve

     Gross profit margin improved to 32.5 percent of sales compared to 31.6 percent in the prior year. This improvement reflects the impact of strong volume growth and product mix changes coupled with improvements in production and process efficiencies, which led to an increase in overall capacity utilization. These positive factors more than compensated for both the reductions in selling prices and the 2 to 3 percent increase in raw material prices. This relatively stable increase in raw material prices, in comparison to overall market conditions, was achievable due to the Company's ability to optimize procurement of raw materials by purchasing supplies globally through its worldwide organization and partnerships. This global reach allows the Company to take advantage of availability of supply as well as favorable foreign currency movements. In addition, the margin benefited from the impact of the U.S. dollar strengthening against the euro in 2000, as the Company has a higher proportion of its production costs than its sales concentrated in Europe.

     Despite ongoing investments in the future and unfavorable foreign currency effects, costs decreased as a percentage of sales

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

     Some examples of entering new markets with new formulations are the development of textile dyes products for use in the manufacture of transparent colored plastics, which have many applications including in colorful translucent computers and notebooks and applying Water & Paper Treatments' nanocolloids technology in Home & Personal Care's detergent chemicals sector, thereby enhancing the products stain removal capability.

     Innovative product range extensions and customer focused solutions within existing markets include improvements in the pre-blend business in Polymer Additives, where in-house or toll-manufactured additives are mixed and formulated to fulfill specific customer needs and pigment granules from the Inks, Paints and Plastics business that have been developed from pigment powder, thereby reducing dosage levels in the customers manufacturing process.

     Also, the Company continues to develop new and improved manufacturing processes which are cost competitive and meet all environment, health and safety requirements.

     Amortization of goodwill and other intangibles

     Amortization of goodwill and other intangibles increased to CHF 94 million in 2000, an increase of CHF 17 million. This increase was primarily related to the additional goodwill and intangible amortization that resulted from the year 2000 business acquisitions.

     Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company will no longer amortize any goodwill to earnings, but instead will be required to review its recoverability through annual impairment testing. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. For further information see the Supplemental Information - Change in accounting policy and new accounting standards section below of this Management's Discussion and Analysis and Note 1 to Consolidated Financial Statements.

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

     In December 2000, the Company sold a majority of its interest in its investment in Hexcel. The Company realized a gain of CHF 71 million from this sale, which is included in the line "restructuring and special charges" on the Consolidated Income Statement. For further discussion related to this sale, refer to the section "Restructuring and special charges, net" of this Management's Discussion and Analysis of Financial Condition.

     Profitable growth and operational improvements led to an increase in operating income and EBITDA

                                                       2000              1999
      -------------------------------------------------------------------------
      Operating income (EBIT) .......................   876               632
      EBITDA, before restructuring and special
        charges  .................................... 1 348             1 086
      EBIT margin  ..................................  11.1%              8.7%
      EBITDA margin, before restructuring and
        special charges  ............................  17.1%             15.0%

      2000 compared to 1999
      -------------------------------------------------------------------------
          Operating income (EBIT) ...................    39%
          EBITDA  ...................................    24%
      -------------------------------------------------------------------------

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

     Restructuring and special charges, net

     The Company evaluates the performance of its Segments operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the Segments' operating results.

     For a discussion of the 2000 restructuring programs and special charges refer to the discussion above in the section "Year in Review - 2001 Compared to 2000 - Financial Review - Restructuring and special charges, net" of this Management's Discussion and Analysis.

     In 1999, the Company implemented a program in its Water & Paper Treatments Segment to eliminate approximately 250 FTEs, principally in the production, sales and administration areas. These programs were completed in 1999 for a total cost of CHF 10 million. The Company also released to income excess restructuring provisions of CHF 10 million that were established in prior years.

     In 2000, the Company completed all of its outstanding restructuring programs that were announced in prior years. For further information see Note 10 to the Consolidated Financial Statements.

     Plastic Additives results

     Sales increased to CHF 1 959 million in 2000 or by 10 percent in Swiss francs and by 3 percent in local currencies.

     Plastic Additives sales were marked by strong volume growth through most of the year. This sales development reflects the positive economic environment during the first nine months of the year, followed by the expected slowdown in the United States economy towards the end of the year. In addition, some price erosion was caused by customers located in strong currency regions, such as the United States, who purchased products manufactured in weaker currency regions, such as the euro region, requesting a share of the suppliers' currency gains.

     The Segment realized sales growth in polymer product, base polymers and particularly in lubricant additives, both in Swiss francs and local currencies. The results were driven by continuing innovation in meeting customer needs and by favorable global market conditions.

     Geographically, in Europe, a strong performance was posted in most major markets. In the Americas, sales were strong in South and Central America, both in Swiss francs and in local currencies. Sales in North America decreased moderately in local currencies, but increased in Swiss francs due to the strengthening of the U.S. dollar. In Asia-Pacific, strong sales performances were posted in most major Asian markets in both Swiss francs and in local currencies.

                                                       2000              1999
      -------------------------------------------------------------------------
      Operating income (EBIT)
      Absolute in CHF  .............................    314               276
      As a percentage of sales (EBIT margin)  ......   16.0%             15.5%
      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  .............................    423               377
      As a percentage of sales (EBITDA margin)  ....   21.6%             21.1%
      -------------------------------------------------------------------------

     Operating income improved to CHF 314 million and EBITDA improved to CHF 423 million. This growth was largely attributable to higher sales and continued improvement in operational efficiency. In addition, raw material price increases were minimized as a result of favorable currency effects in the procurement process. In addition, as relatively more production costs as compared to sales are incurred in Europe, the prevailing euro and Swiss franc weakness relative to the U.S. dollar and the Japanese yen positively impacted the results. EBIT margin rose to 16.0 percent and EBITDA margin rose to 21.6 percent.

     In anticipation of the changing market conditions in the United States, a reorganization of the Segment's McIntosh manufacturing plant was initiated to reduce costs and to meet the expected future manufacturing requirements.

     Coating Effects results

     Sales increased to CHF 2 118 million in 2000 or by 8 percent in Swiss francs and by 2 percent in local currencies.

     Sales in the major business areas of the Segment improved both in Swiss francs and local currencies. In particular, sales continued to be strong in publication inks, decorative paints, powder coatings and coil coatings. The Segment's sales in the overall coatings business line were strong in the first half of the year but were unfavorably affected by a slowdown in the United States automotive industry in the fourth quarter. However, business line electronic materials showed a promising sales growth.

     Geographically, in Europe, a strong performance was posted in most major markets, except Germany where sales were relatively flat. In the Americas, sales were strong in South and Central America, both in Swiss francs and in local currencies. Sales in North America decreased in local currencies, but increased in Swiss francs due to the strengthening of the U.S. dollar. In Asia-Pacific, strong sales performances were posted in most major Asian markets in both Swiss francs and in local currencies, except Japan which posted a decline in local currency.

                                                       2000              1999
      -------------------------------------------------------------------------
      Operating income (EBIT)
      Absolute in CHF  .............................    366               305
      As a percentage of sales (EBIT margin)  ......   17.3%             15.6%
      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  .............................    475               403
      As a percentage of sales (EBITDA margin)  ....   22.4%             20.6%
      -------------------------------------------------------------------------

     Operating income improved to CHF 366 million and EBITDA improved to CHF 475 million. This increase reflects the positive impact of volume growth coupled with increased capacity utilization and ongoing process improvements. These positive effects have more than offset selling price declines. The integration of Prochimica s.r.l., the company's former key photoinitiator supplier, which was purchased in March 2000, has started to positively contribute to the Segment's results. In addition, as relatively more production costs as compared to sales are incurred in Europe, the prevailing euro and Swiss franc weakness relative to the U.S. dollar and the Japanese yen positively impacted the results. EBIT margin rose to 17.3 percent and EBITDA margin rose to 22.4 percent.

     Water & Paper Treatment results

     Sales increased to CHF 1 558 million in 2000 or by 11 percent in Swiss francs and by 4 percent in local currencies.

     Sales growth in business line paper increased strongly in both Swiss francs and in local currencies, reflecting the continued positive impacts of the firm paper markets. This was particularly evident in the paper whitener and paper barrier effects businesses. Sales in business line water treatments faced continuing competitive pressure on prices, especially with respect to the highly regulated municipal pollution control market. Extractive Industries sales increased significantly, as a result of increased drilling activity, fueled by continuing high price levels for oil.

     Geographically, in Europe, sales growth in most major markets was posted in Swiss francs and was stable to slightly higher in local currencies. In the Americas, sales increased in most major markets, in both Swiss francs and in local currencies, except for the United States, which posted a moderate decline in local currency. In Asia-Pacific, sales increased in the major Asian markets, in both Swiss francs and in local currencies.

                                                       2000              1999
      -------------------------------------------------------------------------
      Operating income (EBIT)
      Absolute in CHF  ..............................   111                68
      As a percentage of sales (EBIT margin)  .......   7.1%              4.9%
      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  ..............................   187               151
      As a percentage of sales (EBITDA margin)  .....  12.0%             10.7%
      -------------------------------------------------------------------------

     Operating income of CHF 111 million and EBITDA of CHF 187 million in 2000 reflect an improvement compared to the 1999 results. This is largely due to reorganization programs introduced in the first half-year of 1999 which continue to yield positive results. More actions have been initiated to further improve operational performance. In the fourth quarter the company announced that it would reorganize its Water & Paper Treatments business in the United States. This is in response to more difficult market conditions in that region and the need to reorganize the Water & Paper Treatments business in order to assure continued profitability. The program includes the closure of the Old Bridge manufacturing facility and the streamlining of logistics and manufacturing processes at other facilities. This initiative will improve efficiencies across the business and in other United States based manufacturing facilities, improving operating margins and market competitiveness. EBIT margin rose to 7.1 percent and EBITDA margin rose to
12.0 percent.

     Textile Effects results

     Sales increased to CHF 1 841 million in 2000 or by 9 percent in Swiss francs and by 4 percent in local currencies.

     The colors for textiles business showed strong growth throughout most of the year, continuing the sales recovery that began in the third quarter of 1999. The increase in sales was noted in all major dyeing industries. Sales in the textile chemicals business also posted an increase in both Swiss francs and in local currencies, benefiting from innovative products for the fabric finishing market.

     Geographically, Europe posted relatively flat sales in both Swiss francs and in local currencies, performance between individual countries, however, was mixed. In the Americas, sales were higher in Central and South America in both Swiss francs and in local currencies. In North America, sales were higher in Swiss francs but decreased in local currencies. North American sales were affected by the continued relocation of the United States textile industry to the Asian region and to Central and South America. In Asia-Pacific, sales were strong in the Asian markets, in both Swiss francs and in local currencies, except in Japan, which posted a decline in local currency.

                                                       2000              1999
      -------------------------------------------------------------------------
      Operating income (EBIT)
      Absolute in CHF  .............................    204               117
      As a percentage of sales (EBIT margin)  ......   11.1%              6.9%
      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  .............................    275               179
      As a percentage of sales (EBITDA margin)  ....   14.9%             10.6%
      -------------------------------------------------------------------------

     Operating income of CHF 204 million and EBITDA of CHF 275 million in 2000 reflect a strong improvement compared to the 1999 results. This increase reflects the positive impact of volume growth coupled with increased capacity utilization and ongoing process improvements. These positive effects have more than offset selling price declines. The full benefits of process improvement initiatives became visible in lower production and selling, general and administrative expenses as a percentage of sales and consequently, led to 11.1 percent EBIT margin and a 14.9 percent EBITDA margin.

     Home & Personal Care results

     Sales increased to CHF 426 million in 2000 or by 3 percent in Swiss francs but declined by 5 percent in local currencies.

     The Home & Personal Care business faced difficult market conditions for most of the year, due to the effects of intense price competition among key detergent manufacturers, and pricing pressures from new producers in Asia in the antimicrobials business. Towards the end of 2000 there was, however, an upturn in sales in the detergent market. In addition, sales of recently introduced new products in the personal care market, such as products for use in hair-dyes, grew during 2000.

     Geographically, in Europe sales increased in both Swiss francs and in local currencies. Performance among individual countries, however, was mixed. In the Americas, sales increased in South and Central America in Swiss francs but were relatively flat in local currencies. In North America, sales increased slightly in Swiss francs but were decreased in local currencies. In Asia-Pacific, sales decreased in most major Asian markets in both Swiss francs and in local currencies.

                                                       2000              1999
      -------------------------------------------------------------------------
      Operating income (EBIT)
      Absolute in CHF  .............................     58                62
      As a percentage of sales (EBIT margin)  ......   13.7%             15.0%
      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  .............................     80                85
      As a percentage of sales (EBITDA margin)  ....   18.8%             20.5%
      -------------------------------------------------------------------------

     Due to the challenging sales conditions in the Home & Personal Care markets, coupled with increased expenditures in research and development led to a decrease in operating income to CHF 58 million and in EBITDA to CHF 80 million. This led to a 13.7 percent EBIT margin and a 18.8 percent EBITDA margin.

     Treasury management

     The international financial markets in 2000 continued to be volatile. The major trends in the markets, which were the focus of the Company's treasury management, included the strengthening of the U.S. dollar against the Swiss franc, the weakening of the euro against the Swiss franc and other European currencies, the volatility in the Japanese yen and the movements in interest rates.

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

     The Company, in accordance with its stated risk management policy, continued to monitor its currency exposures and, where appropriate, had entered into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executed foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2000, other financial income (expense) including foreign currency exchange gains and losses and net hedging expenses, increased by CHF 9 million, to a net expense of CHF 14 million in 2000 as compared to a net expense of CHF 5 million in 1999. Through the use of effective treasury management, the Company was able to maintain net other financial income (expense) at a relatively stable level as compared to 1999, despite the volatility in the financial markets during 2000. In addition, the Company continued to realize benefits from the introduction of the euro in Europe, which has enabled the Company to further improve cash management, reduce costs and simplify risk management by reducing the number of currencies requiring attention.

     The Company continued its debt repayment program, which commenced in 1999, utilizing its free cash flow to substantially reduce its short-term debt. Cash flow utilized for this purpose amounted to CHF 844 million in 2000 and CHF 915 million in 1999. When economically feasible, the Company also selectively retired portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 499 million in 2000 versus CHF 49 million in 1999.

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

      Net income and earnings per share

      Net income                                       2000              1999
      -------------------------------------------------------------------------
      Income from continuing operations  ............   418               238
      Discontinued operations (1)  ..................    34                87
      -------------------------------------------------------------------------
      Net income  ...................................   452               325
      -------------------------------------------------------------------------
      (1) In 2000, discontinued operations reported is the gain on sale of discontinued operations, net of tax. In 1999, discontinued operations reported is the income from operations of discontinued operations, net of tax. In 2000, discontinued operations reported is the gain on sale of discontinued operations, net of tax.

     Improving operational business performance, favorable currency conditions and effective treasury management, which reduced overall financing costs, led to an increase in net income.

      Earnings per share, basic and diluted            2000              1999
      -------------------------------------------------------------------------
      Continuing operations  ........................  6.31              3.58
      Discontinued operations  ......................  0.50              1.31
      -------------------------------------------------------------------------
      Net income  ...................................  6.81              4.89
      -------------------------------------------------------------------------

     Earnings per share amounts were computed by dividing income from continuing operations, discontinued operations and net income, respectively, by the weighted average number of Shares outstanding.

     Discontinued operations - Performance Polymers business sold

     Divestment underscores specialty chemical focus

     On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity ("MGPE"), the then private equity arm of Deutsche Bank AG. The total gross proceeds from the sale of the Performance Polymers business to MGPE and Asian joint venture partners were CHF 1.6 billion, which included net debt assumed of approximately CHF 160 million. The assumed net debt consisted of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash.

     In connection with the sale of the Performance Polymers business to MGPE, the Company agreed to provide certain administrative support services and infrastructure related services, such as utility services and railroad access, at shared production facilities to Vantico, the company established by MGPE that operates the Performance Polymers business it acquired. These administrative service contracts have expired and will not be renewed.

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

     The Performance Polymers business is reported as a discontinued operation. This requires the Company to report separately, in the 2000 and 1999 Consolidated Statements of Income, the Performance Polymers business' results of operations. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000 and CHF 1 729 million for the year ended December 31, 1999. The Company recorded, in the Consolidated Statement of Income, a gain on sale of discontinued operations, net of tax of CHF 34 million in 2000. For the year ended December 31, 1999, income from discontinued operations, net of tax amounted to CHF 87 million. The 2000 gain on sale of discontinued operations, net of tax, of CHF 34 million, consists of the Performance Polymers business operating results through May 31, 2000 of CHF 37 million offset by the loss from the sale of the net assets of the business of CHF 3 million, which includes the expenses for transaction taxes and the costs of selling the business. See Note 3 to the Consolidated Financial Statements for further information.

     Supplemental Information

     Inflation

     The movements in the annual rates of inflation in Switzerland and the other major markets in which the Company operates have not been significant in the last three fiscal years.

     Capital resources

     The Company maintains multicurrency loan facilities, commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements. The total amounts outstanding under all the Company's short-term debt facilities was CHF 316 million as of December 31, 2001 (2000:
CHF 371 million).

     The Company's most significant multicurrency revolving loan agreement provides for borrowings in multiple currencies up to CHF 400 million at an interest rate of LIBOR plus 21.5 basis points. This facility expires on July 11, 2002. As of December 31, 2001 and 2000, there were no borrowings outstanding under this facility.

     The Company's other multicurrency facility, which provided for borrowings of CHF 300 million at LIBOR plus 20.0 basis points, expired on June 30, 2000 and was not renewed by the Company. There were no borrowings outstanding under this facility during 2000.

     The Company's principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 billion. At December 31, 2001 no amounts were outstanding and at December 31, 2000, CHF 1 million (USD 0.6 million) were outstanding under these programs.

     As of December 31, 2001, the Company had available unused credit lines under its other bank overdraft and credit facilities of a total of approximately CHF 1 040 million (2000: CHF 1 229 million).

     The Company's long-term debt consists primarily of Euro Medium-Term Notes, convertible bonds, and straight bonds. The total amounts outstanding under all of the Company's long-term debt facilities was CHF 3 678 million as of December 31, 2001 (2000: CHF 3 859 million).

     The Company maintains a Euro Medium-Term Note program under which the Company may issue up to USD 2.0 billion (CHF 3.3 billion) multicurrency, unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates. As of December 31, 2001 the Company had available borrowings under this program of approximately CHF 2 251 million (USD 1 380 million) and as of December 31, 2000, had available approximately CHF 2 305 million (USD 1 380 million).

     The Company, in July 1998, issued USD 687 million (CHF 1 billion) unsecured, unsubordinated convertible bonds due 2003 with a fixed interest rate of 1.25 percent that are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share (the exchange rate to the USD being fixed at 1.505 until the maturity of the bond), the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds.

     The Company also has outstanding at both December 31, 2001 and 2000, CHF 1 300 million, 3.25 percent Straight Bonds, of which CHF 1 000 million is due in 2008 and CHF 300 million is due in 2009.

     Environmental matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 20 to the Consolidated Financial Statements and "Item 4. Information on the Company--Property, Plant and Equipment; Manufacturing--Environmental Matters."

     Euro conversion

     On January 1, 1999, eleven (2001: twelve) of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the euro as their new common currency. The euro traded on currency exchanges while the national currency units remained legal tender in the participating countries for a transition period between January 1, 1999 and December 31, 2001.

     During the transition period, cashless payments were made in the euro and parties elected to pay for goods and services and transact business using either the euro or a national currency unit. Between January 1, 2002 and July 1, 2002, the new euro banknotes and coins are being put into circulation in substitution for banknotes and coins in the old national currency units. By July 1, 2002, at the latest, euro banknotes and coins will be the only banknotes and coins to have legal tender status in participating member states.

     The Company has in place a joint team representing affected functions within the Company. This team has established and implemented actions and performed the necessary systems changes to address the potential impact to the Company from the euro conversion. These issues include, but are not limited to
(i) the technical challenges of adapting information systems to accommodate euro transactions, (ii) the competitive impact of cross-border price transparency, (iii) the impact on currency exchange rate risks, (iv) the impact on existing contracts and (v) tax, legal and accounting implications. Effective January 1, 2001, the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro. Based on the Company's progress to date, management is of the opinion that the introduction of the euro and the phasing out of the national currency units will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See "Item 3. Key Information - Risk Factors."

     Taxes

     In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings have been initiated in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

     Change in accounting policy and new accounting standards

     Derivative financial instruments

     Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133". For further information, see the "Treasury management" section of this Management's Discussion and Analysis and Notes 1 and 8 to Consolidated Financial Statements.

     Business combinations

     In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the "uniting of interest method") is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company's 2001 results of operations and financial position.

     Goodwill and intangible assets

     In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. The amortization of goodwill ceases upon adoption of SFAS No.
142. The standard is required to be adopted as of July 1, 2001, for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard is required to be adopted as of January 1, 2002. In addition, the disclosure requirements related to goodwill and intangible assets have been expanded to include information about changes in the carrying value of goodwill, the value of intangible assets by major type and the estimated intangible asset amortization expense for the next five years.

     The Company is required to and has adopted SFAS No. 142 as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position other than the impacts described in the following paragraphs.

     In connection with past acquisitions, the Company has included, for financial reporting purposes, goodwill and certain identifiable intangibles in the same balance sheet caption. SFAS No. 141 and SFAS No. 142 require the carrying amount of identifiable intangibles to be stated separately from goodwill on the balance sheet. For previously acquired intangible assets that were reported together with goodwill, the Company, starting on January 1, 2002, will report them separately. This is expected to result in goodwill and intangibles of CHF 2 147 million (2000: CHF 2 240 million) being reported separately on the Consolidated Balance Sheets as goodwill of CHF 1 417 million (2000: CHF 1 543 million) and identifiable intangibles of CHF 730 million (2000: CHF 697 million).

     In 2002, as a result of goodwill not being amortized, the Company estimates a reduction in amortization expense of CHF 61 million. As a consequence, the Company expects a reduction in its effective tax rate of approximately 2 percent.

     Accounting for asset retirement obligations

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and currently does not expect the adoption to have a material effect on its results of operations and financial position.

     Accounting for the impairment or disposal of long-lived assets

     In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model to be used for long-lived assets to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company is required to and has adopted this standard as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position.

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

     Commercial Paper are short-term borrowings that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

     Comprehensive Income is the change in equity of the Company during the year from transaction and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year;
(ii) the current year's currency translation adjustment; (iii) the current year's unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of a derivative financial instruments' fair values, net of tax, that qualify and that are designated as cash flow hedges; and (v) the change in the minimum pension liability less the change in the corresponding intangible asset, net of tax.

     Convertible Bonds are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

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

     Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments currently used by the Company are forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

     EBIT (Earnings Before Interest and Taxes) is calculated as operating income.

     EBIT Margin is EBIT expressed as a percentage of net sales (EBIT divided by net sales).

     EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

     EBITDA Interest Cover is calculated as EBITDA divided by net interest expense (interest expense less interest income). EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

     Embedded Derivative Financial Instruments are derivatives that are included within another type of contract ("host contract") that affect some or all of the cash flows or value of other exchanges required by the host contract in a manner similar to a derivative financial instrument.

     Free Cash Flow is Cash Flows from Operating Activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less dividends paid. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs.

     Goodwill is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity's tangible and identifiable intangible net assets.

     Gross Profit is defined as net sales less costs of goods sold.

     Gross Profit Margin is Gross Profit expressed as a percentage of net sales (Gross Profit divided by net sales).

     A Hedge is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

     A Hedged Item is specifically identified as either all or a specific portion of a recognized asset, liability, a forecasted transaction or of an unrecognized firm commitment.

     Identifiable Intangible Assets are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how; trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

     Intensities are amounts expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivable and accounts payable are calculated correspondingly.

     Invested Capital is the sum of total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) less deferred tax assets.

     Minimum Pension Liability is the additional pension liability required to be recognized for a pension plan if the accumulated benefit obligation of the plan exceeds the fair value of the plan's assets (this excess obligation is the "unfunded accumulated benefit obligation") and the pension accrual recorded on the balance sheet is not equal to or greater than the unfunded accumulated benefit obligation.

     Net Assets are defined as Invested Capital. Please refer to the definition of Invested Capital.

     Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

     Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

     Net Sales Development percentage is the change in the current period's net sales in Swiss francs over the previous period's net sales in Swiss francs expressed as a percentage.

     Net Sales Development percentage, in Local Currencies is the change in the current period's net sales in local currencies over the previous period's net sales in local currencies expressed as a percentage.

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

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

The members of the Board are as follows:


                                       Year       Year
                                    appointed     term                      Significant positions
          Name                 Age   to Board    expires                      outside the Company
----------------------------------------------------------------------------------------------------------------------
Armin Meyer,                    52      1997      2004   Member of the Board of Directors, Zurich Financial Services
  Chairman of the Board

Kurt Feller,                    64      1999      2003   Chairman of the Board of Directors, Rieter Group
  Vice Chairman of the Board                             Chairman of the Board of Directors, Geberit AG
                                                         Member of the Board of Directors, Daetwyler Holding AG
                                                         Member of the Board of Directors, Scintilla AG

Erwin W. Heri                   47      1997      2003   Chief Investment Officer, Credit Suisse Financial Services
                                                         Professor of Finance, University of Basel
                                                         Member of the Board of Directors, Hilti
                                                         Member of the Board of Directors, Clariden Bank
                                                         Member of the Board of Directors, DBV Winterthur

Gertrud Hoehler                 61      1997      2004   Professor of Humanities and author
                                                         Member of the Board of Directors, Baloise-Holding
                                                         Member of the Board of Directors, Georg Fischer Ltd.
                                                         Management consultant

Jean-Marie Pierre Lehn(1)       62      1997      2002   Professor of Chemistry and Chair of Chemistry of Molecular
                                                            Interactions, College de France
                                                         Nobel prize for Chemistry in 1987

Peter Littmann(1)               54      1997      2002   Professor of Marketing, University Witten/Herdecke
                                                         Former Chief Executive, Hugo Boss AG
                                                         Former Chief Executive Wunsche AG
                                                         Chairman of the Board of Directors, Beautynet AG
                                                         Member of the Board of Directors, Compass Ltd. (Bata
                                                            Shoe Company)

Uli Sigg                        55      1999      2003   Chairman of the Board of Directors, Ringier Group

Hans-Ulrich Mueller,            60      1997      N/A    Chairman of the board of directors, Hermann Buehler AG.
  Secretary
  (not member of the Board)
----------------------------------------------------------------------------------------------------------------------

(1) At the Company's Annual General Meeting of Shareholders to be held on March 22, 2002, Messieurs Lehn and Littmann will be proposed to be re-elected as members of the Board for an additional term of four years.

     Corporate Governance

     The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the day-to-day management is vested in the Executive Committee. The Board also reviews the Company's key plans and objectives, identifies external opportunities and risks, and initiates the required activities.

     The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years; re-election is possible. The Chairman is elected by the Board.

     The Board continues to commit to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board's charter reflects the most recent developments in Corporate Governance principles and the Board is confident that it is in compliance with international standards, in particular with regard to:

     o Broad supervisory and reviewing powers being held by the Board directly supported by Internal Auditing

     o    A majority of the Directors being independent from the Company

     o Having Board Committees in which the outside Directors hold the majority

     o Having an Audit Committee comprised of financially literate outside Directors

     o    Providing continuous and comprehensive information to Board Members

     A written charter sets out in detail the powers and responsibilities of the Board and its Committees. The three standing Board Committees in the areas of audit, finance, human resources and compensation provide modern Corporate Governance guidance and support to the full Board:

          o    Audit Committee: Erwin W. Heri (Chairman), Kurt Feller, Uli
               Sigg

          Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with laws and regulations governing the preparation and filing of financial statements.

          o    Finance Committee: Armin Meyer (Chairman) Kurt Feller, Erwin W.
               Heri

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

          o Human Resources and Compensation Committee: Kurt Feller (Chairman), Gertrud Hoehler, Peter Littmann, Armin Meyer (Member of the Human Resources Committee only)

          Mission: Develops objectives and principles of human resources policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resources policy, nomination and assessment of candidates to be made by the Board, supports the preservation and enhancement of the company's reputation in the human resource area, assesses the specific compensation received by the Members of the Board and the Committees and presents its findings to the Board. The Compensation Committee assesses the emoluments and terms of employment of the Chairman and Delegate of the Board, the Chairman of the Executive Committee and the Members of the Executive Committee and presents its findings to the Board.

     Topics of the Board in 2001

     In 2001, the Board focused on the following key topics: New organizational structure of the group ("Fit for Growth!"); strategic direction and vision of the group and the new Segments, financial control; management development; monitoring of key strategic projects, cases and risks; technology position of the group; recent developments in Corporate Governance principles (Swiss Code of Best Practice and draft of the SWX's amended listing rules) and performance review for the Board members and the Chairman and exchange views of the Board under the leadership of the Vice Chairman without the Chairman being present.

Senior Management

The responsibility for the day-to-day management of the Company is vested in the Executive Committee.

There are currently nine members of the Executive
Committee:


                                                                         Significant positions
Name                     Age   Function                                  outside the Company
--------------------------------------------------------------------------------------------------------

Armin Meyer               52   Chief Executive Officer                   Member of the Board of Zurich
                                                                           Financial Services, Zurich.
Michael Jacobi            49   Chief Financial Officer                   None
Brendan Cummins           50   Executive Vice President, International   None
                               Coordination and Human Resources
Martin Riediker           49   Chief Technology Officer                  None
Hermann Angerer           54   Head Segment Coating Effects              None
Christoph Biedermann      44   Head Segment Textile Effects              None
Mark Garrett              39   Head Segment Water & Paper Treatment      None
Felix Meyer               48   Head Segment Plastic Additives            None
Tim Schlange              39   Head Segment Home & Personal Care         None
--------------------------------------------------------------------------------------------------------
Mr. Armin Meyer and Mr. Felix Meyer are not related.

     Armin Meyer been Chairman of the Board of Ciba Specialty Chemicals since November 17, 2000 and became Chief Executive Officer as of January 1, 2001. He has been a Member of the Board since 1997 and became Vice-Chairman in 1999. His experience includes 25 years with ABB in Switzerland as Business Segment Head (Power Generation as of 1995, Building Technologies as of 1998) and a Member of its Group Executive Committee since 1995.

     Michael Jacobi joined Ciba-Geigy in 1978 in the finance area. In 1990, he was appointed Company Controller with responsibility for overall financial accounting and reporting. His international management experience includes long-term assignments in finance, accounting and planning in both Brazil and the U.S.A. He has held his present position with the Company since the Spin-off in 1997.

     Brendan Cummins, was appointed head of International Coordination and Human Resources on December 1, 2001. Held a number of leading international positions before serving as Regional President China and as Head of the Business Unit Home and Personal Care. He joined Ciba-Geigy in 1971.

     Martin Riediker, was appointed Chief Technology Officer in 2001. Previously global president of the Consumer Care division as well as head of the USA Polymers division and member of the Executive Committee. Broad experience in research and development and in resins, polymers, detergents and cosmetics chemistry. He joined Ciba-Geigy in 1982.

     Hermann Angerer, was appointed Head of Coating Effects Segment in 2001. Formerly head of Additives division Central Europe region and Additives division Japan. Extensive experience in marketing and sales, development chemistry, radiation curing and lubricant additives. He joined Ciba-Geigy in 1981.

     Christoph Biedermann, was appointed Head of Textile Effects Segment in 2001 (effective April 1). Formerly, President of ABB Industrie AG, Switzerland from 1997 to 2001. Member of the ABB Switzerland Management Committee since 1999. Wide experience in engineering, automation and process optimization.

     Mark Garrett, was appointed Head of Water and Paper Treatment Segment in 2001. Previously global head of Business Unit Textile Chemicals, Business Segment Whiteners and Business Unit Paper. Wide experience in business planning and development. He joined Ciba-Geigy in 1986.

     Felix Meyer, was appointed Head of Plastic Additives Segment in 2001. Previously global head of Polymer Additives Business Unit and member of the Additives division management committee and, prior to that, Strategic Affairs, Additives division. Wide experience in marketing and sales, additives chemistry, purchasing and materials management. He joined Ciba-Geigy in 1981.

     Tim Schlange, was appointed Head of Home and Personal Care Segment in 2001. Previously Head of Strategic Business Development for the Consumer Care division and Transition Manager for the divestment of the Performance Polymers division. Management experience in corporate planning, marketing and sales. He joined Ciba-Geigy in 1992.

Changes in senior management

     During 2001, the following changes occurred in senior management of the
Company:

     Franz Gerny retired effective December 1, 2001. Until his retirement, he held the position of Executive Vice President International Coordination and Human Resources, since the Spin-off in 1997. He became head of Ciba-Geigy Human Resources in 1987, following assignments in Spain, Brazil and Switzerland in areas such as Planning, Financing and Control, and New Business Development, for Crop Protection. He also served as Personal Assistant to the Chairman of Ciba-Geigy and head of the Executive Secretariat.

     Jean-Luc Schwitzguebel left the Company effective February 2001. Until his departure, he held the position as Global President of the former Colors division, a position that he held since September 1, 1998. He was appointed head of Ciba-Geigy's Textile Dyes division in 1995. Prior to this, he held several positions including Managing Director of Ciba Pigments in Paisley, Scotland and worldwide head of the Classical Pigments business unit, also based in Paisley. At the time of the Spin-off, he became Global President of the former Textile Dyes division, which in 1998 was combined with the former Pigments divisions to form the then Colors division.

     Executive and senior officers

     In addition to the members of the Executive Committee, the following persons currently serve as executive and senior officers of the Company in the following positions:

     Hans-Ulrich Muller, Head Group Service Law & Environment, Secretary to the Board of Directors, age 59, joined Ciba-Geigy in 1990 as Head of Legal Service. Prior to joining Ciba-Geigy, he held positions at Basler & Hoffman in Zurich and Head of Legal Service at Rieter Holding Ltd. in Winterthur and was in private practice. He has held his present position with the Company since the Spin-off in 1997. He is also Chairman of the board of Hermann Buhler AG in Winterthur.

     Reinhard Neubeck, Senior Corporate Officer, age 62, became global head of Ciba-Geigy's Additives division in 1996. Prior to this he was responsible for the Polymer Additives business unit. He has broad international experience as a result of management positions in Japan and in Germany. He has held his present position with the Company since February 2001. He joined Ciba-Geigy in 1972. He is also member of the board of Sarna Kunststoff Holding AG, Sarnen.

     Rodolfo Ciucci, Head of Corporate Communications, age 42, joined Ciba Specialty Chemicals in 1999. Prior to joining the Company, he started his career as a journalist for the Swiss Italian Radio and subsequently held positions as Head of Corporate and Marketing communication at Intercontainer, an international railway subsidiary in Basel, as Head of PR and Information at Patria Insurances in Basel, as Head of the Press and Information Department of Hilti AG in Schaan (Principality of Liechtenstein), and Head of Corporate Communications at Swiss Re (Schweizerische Rueckversicherungsgesellschaft AG), Zurich. He has held his present position with the Company since October 1999.

     Willy Rohrbach, Head of Internal Audit, age 63, retired effective December 31, 2001. He held this position since the Spin-off in 1997.

     Michael Loechle, Head of Internal Audit, age 40. He has held a wide range of experience in audit management in the pharmaceutical industry. He has also held project management positions in Latin America and Spain with his previous employer. He has held his present position with the Company since January 2002.

     Franz H. Killer, Head of Global Production & Process Optimization, reporting directly to the CEO, age 49. He also heads the Steering Committee for Technical Operations. He has held various management jobs with his former employer. He holds his present position with the Company since January 2002.

     Compensation

     The aggregate amount of remuneration paid, including bonuses, by the Company during 2001 to the members of the Board and the executive and senior officers of the Company, taken as a group, was approximately CHF 26.6 million, of which approximately CHF 1.8 million was the fair value of compensation paid to the members of the Board. The Company's aggregate accrual during 2001 for pension, retirement or other similar benefits for the members of the Board and the executive and senior officers of the Company was approximately CHF 0.9 million. As of January 31, 2002, the members of the Board and the executive and senior officers of the Company had a total of 309 032 options outstanding under the Company's various stock option and share ownership plans which are described under "Share Ownership". Base salaries are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily in relation to profitability and personal objectives, which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on corporate performance and on individual performance.

     Employees

     The Company employee's worldwide totaled 19 683 in 2001, 20 306 in 2000 and 23 189 (20 117 from continuing operations) in 1999. The following table shows the number of employees at the end of December 31, 2001.



                                                            Europe      Americas   Asia-Pacific        Total
     ---------------------------------------------------------------------------------------------------------
     2001
     Plastic Additives  .........................            1 868         1 484            680        4 032
     Coating Effects  ...........................            3 465           533            523        4 521
     Water & Paper Treatment  ...................            2 237           862            306        3 405
     Textile Effects  ...........................            2 833           854          1 141        4 828
     Home & Personal Care  ......................              642           498            336        1 476
     Unallocated Group Services  ................              566           323            280        1 169
     Headquarters  ..............................              252             -              -          252
     ---------------------------------------------------------------------------------------------------------
     Total Company  .............................           11 863         4 554          3 266       19 683
     ---------------------------------------------------------------------------------------------------------

     In 2001, the Company implemented a new organizational structure, which created five new Segments focused on specific customer markets. See "Item 4. Information on the Company--Business Overview". Information related to the employees of these five new Segments for prior years by individual Segment is not available in the Company's transaction systems. As a result, the following table presents the number of employees at the end of December 31, 2000 and 1999 for the Segments in total, unallocated and corporate.

                                                            Europe      Americas   Asia-Pacific       Total
     ---------------------------------------------------------------------------------------------------------
     2000
     Segments in total  ..........................          11 399         4 735          2 901       19 035
     Unallocated Group Services  .................             491           306            257        1 054
     Headquarters  ...............................             217             -              -          217
     ---------------------------------------------------------------------------------------------------------
     Total Company  ..............................          12 107         5 041          3 158       20 306
     ---------------------------------------------------------------------------------------------------------
     1999
     Segments in total  ..........................          11 274         4 903          2 559       18 736
     Unallocated Group Services  .................             537           358            284        1 179
     Headquarters  ...............................             202             -              -          202
     ---------------------------------------------------------------------------------------------------------
     Continuing operations  ......................          12 013         5 261          2 843       20 117
     Discontinued operations (1)  ................           1 719           828            525        3 072
     ---------------------------------------------------------------------------------------------------------
     Total Company  ..............................          13 732         6 089          3 368       23 189
     ---------------------------------------------------------------------------------------------------------

(1) On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity and to certain Asian joint venture partners. Refer to Note 3 to Consolidated Financial Statements for further information.

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

     Share Ownership

     LEAP - In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the shares at the grant date. The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares will be released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As a result of terminations from the program, a total of 66 682 options (2000: 60 418 options; 1999: 58 148 options) have been returned to the Company. As of January 31, 2002, a total of 66 682 options have been returned to the Company.

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

     CAPS - In 1997, the Company established a Capital Appreciation Performance Share Plan for key executives and non-executive Board members (participants). In accordance with the CAPS, participants were granted rights to receive one share of common stock of the Company for each right granted in the event that the closing share price on any seven days up to August 31, 2001, the date the share option expires, equaled or exceeded CHF 264 per share (which was double the price at the initial grant date in August 1997). Under the program a total of 5 participants were granted 8 192 rights in 1998 and 333 participants were granted 342 572 rights in 1997. As the conditions of the CAPS were not met by August 31, 2001, all share options under this program expired unexercised. No compensation expense was ever recorded under this plan as the target price was never reached.

     LTIP - In 1998, the Company established a Long-Term Incentive Plan which grants options and, beginning in 2000, may also include grants of restricted shares of common stock of the Company to senior management, other employees and non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2001, 2000 and 1999, no compensation expense was recorded for the options issued under this plan.

     The following table summarizes option activity under the LTIP for the three year period ended December 31, 2001 and from January 1, 2002 through January 31, 2002:

                                              Weighted
                                               average               Options
                                        exercise price           outstanding
-------------------------------------------------------------------------------
Balance at December 31, 1998 ..........            165               351 055
Options granted .......................            113               521 088
Options canceled/forfeited ............            152              (14 235)
-------------------------------------------------------------------------------
Balance at December 31, 1999  .........            134               857 908
-------------------------------------------------------------------------------
Options granted  ......................            108               461 210
Options canceled/forfeited  ...........            118              (19 218)
-------------------------------------------------------------------------------
Balance at December 31, 2000  .........            125             1 299 900
-------------------------------------------------------------------------------
Options granted  ......................            112               461 444
Options issued on conversion of stock
  appreciation rights .................            165                60 799
Options canceled/forfeited  ...........            115              (43 694)
-------------------------------------------------------------------------------
Balance at December 31, 2001  .........            123             1 778 449
-------------------------------------------------------------------------------
Options granted  ......................              -                     -
Options canceled/forfeited  ...........            111               (1 113)
-------------------------------------------------------------------------------
Balance at January 31, 2002  ..........            123             1 777 336
-------------------------------------------------------------------------------

     In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165, which equaled the market value of the common stock at grant date. These rights entitle the participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. In March 2001, the remaining 60 799 stock appreciation rights under this plan were, according to the provisions of the plan, converted to stock options with an exercise price of CHF 165. In 2001, 2000 and 1999, no compensation expense was recognized on the stock appreciation rights.

     The following table summarizes the status of stock options outstanding and exercisable at January 31, 2002:


      -----------------------------------------------------------------------------------------------------
                                            Stock Options Outstanding         Stock Options Exercisable
      -----------------------------------------------------------------------------------------------------
                                                                 Weighted                          Weighted
                                                                  average                           average
                              Weighted         Number of        remaining        Number of        remaining
             Exercise          average       outstanding      contractual      outstanding      contractual
          price range   exercise price           options             life          options             life
                                                               (in years)                        (in years)
      ------------------------------------------------------------------------------------------------------

      108 - 115  .....          111.12         1 382 318              4.9          238 528              7.9
      165  ...........          165.00           395 018              2.6          395 018              2.6
      ------------------------------------------------------------------------------------------------------
                                               1 777 336                           633 546
      ------------------------------------------------------------------------------------------------------

      In connection with the LTIP 2000, the Company granted 33 288 restricted shares of common stock, which are restricted for three years from the date of grant, to 376 participants. The market value of the common stock at date of grant was CHF 108 per share. Compensation expense of approximately CHF 3.6 million has been recognized in 2000 related to the grant of these shares.

      In connection with the LTIP 2001, the Company granted 96 729 restricted shares of common stock, which are restricted for three years from the date of grant, to 639 participants. These restricted shares were granted as part of the payment of the 2000 incentive bonus, which was recorded as compensation expense in 2000. The market value of the common stock at date of grant was CHF 112 per share.

     LEXIP - In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase 6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price of the options is the market value of the shares of common stock at the date of the grant, CHF 183. These options vest after four years and expire after seven years from date of grant. As of December 31, 2001, 12 560 of the stock options have been forfeited. In 2001, 2000 and 1999, no compensation expense was recorded under this plan. As of January 31, 2002, 12 560 stock options have been forfeited.

     ESOP - In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares, pursuant to the Company's "Employee Share Ownership Plan". During 2001, 2 279 employees (2000:
2 836 employees; 1999: 3 515 employees) purchased 40 069 shares (2000: 50 099 shares; 1999: 63 929 shares) for which approximately CHF 4 million (2000: CHF 5 million; 1999: CHF 6 million) was paid to the Company. In 2001, 2000 and 1999, no compensation expense was recorded under this plan. In the period from January 1, 2002 through January 31, 2002, no Shares have been purchased under the plan.

     MAB - In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most Swiss employees (as an enhancement to their pension plan arrangements) the right to purchase 20 shares of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price is adjusted). The rights vest at the grant date and become exercisable at the date of the employees' retirement or termination. As of December 31, 2001, 393 300 rights (2000: 307 060 rights; 1999: 223 800 rights) have been granted and 90 560 rights (2000: 74 300 rights; 1999: 35 160 rights) were exercised. Compensation expense is recorded in the year the rights are granted and in 2001 CHF 8 million (CHF 10 million in 2000 and in 1999) of compensation expense was recorded under this plan. In the period from January 1, 2002 through January 31, 2002, 86 040 rights were granted and 1 160 rights were exercised.

     PSP - In 2001, the Company established a Performance Share Plan for selected key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company's share price and the Company's TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 1 250 rights have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded under this plan in 2001. As of January 31, 2002, a total of 1 250 rights have been returned to the Company resulting in a total of 85 450 rights outstanding as of January 31, 2002.

     Change in control and reserve of Shares

     Upon a change in control of the Company (defined as for LEAP 30 percent, for LTIP 2001, 2000 and 1999 33.33 percent, LTIP 1998 50 percent and for PSP 20 percent, such percentage, in each case, as a percentage of total voting power. Additionally, for the PSP in a merger where the Company's shareholders retain less than 50 percent of total voting power or the Company's board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     To cover demands for future option plans that may be established in the next five years, the Company plans to purchase up to 5 percent of its common stock (exclusive of the shares purchased from Novartis AG in the spin-off). At December 31, 2001, the Company had 1.8 million shares (2000: 1.7 million shares; 1999: 1.2 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

     For further information see Note 16 to the Consolidated Financial
Statements.

Item 7.  Major Shareholder and Related Party Transactions.

Major Shareholders

     According to the Share Registrar of the Company and other publicly available information as January 31, 2002, the following persons in the table below were known by the Company to be the owner of 2 percent or more of the Company's Shares. These shareholders may use their voting rights up to 2 percent of the common stock.

                                                        2001             2000
      -------------------------------------------------------------------------
      BNP Paribas (Suisse) SA, Geneva*                     -             2.2%
      Chase Nominees Ltd, London*                       3.1%                -
      Putnam Group, Boston (1)                          5.2%                -
      Euroclear Nominees Ltd., Bruxelles*                  -             2.1%
      Hanover Nominees Ltd., London*                       -             2.2%
      -------------------------------------------------------------------------
      *    Registered as nominees.
      (1) Of which 0.7 percent was entered into the Share Register of the Company with the right to vote.

     As of the January 31, 2002, according to the Share Register, there were 218 registered holders of ordinary shares in the United States. These United States ordinary shareholders collectively held 727 244 ordinary shares, or approximately 1.01 percent of the Company's total issued and outstanding Share as of that date. Also as of January 31, 2002, there were 256 registered holders of American depositary receipts under an ADR program [including Cede & Co., the DTC's nominee). Each ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one share of the common stock of the Company. All these registered ADR holders have addresses in the United States. They collectively held 302 434 ADRs, or approximately 0.21 percent of the issued and outstanding Shares as of such date.

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

Item 8.  Financial Information.

     Consolidated Financial Statements

     See "Item 18. Financial Statements" and pages F-1 through F-34.

     Other Financial Information

     Export Sales

     The Company's products and services are primarily sold outside of its home market, Switzerland. In 2001, approximately 98 percent of the Company's sales of products and services produced in Switzerland were exported to other countries.

     Legal Proceedings

     The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying Consolidated Financial Statements of this Annual Report.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. In connection with its Toms River, New Jersey site in the United States, the Company has been named as a defendant in several actions (see "(see "Item 4. Information on the Company - Environmental Matters" above). Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     As a result of a dispute over certain agreements with third parties, in the context of the Company's divestment of the Performance Polymers Business in 2000, the third parties have initiated arbitration proceedings against the Company. Although the outcome can not be predicted with certainty, management is of the opinion that this matter will not have any material adverse effects on the financial position or results of operations of the Company.

     Dividends and Dividend Policy

     The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company's financial performance and other relevant factors. The Board has adopted a policy on the proposal of dividends which will provide shareholders with dividend growth in line with the underlying growth in the earnings of the Company. Under Swiss law, dividends are paid out only if approved at the shareholders' meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board. At the shareholders' meeting that was held on March 23, 2001 a dividend of CHF 2.00 per share was approved in respect of the fiscal year 2000.

     The Board will proposes a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results. Additionally, in consideration of the improved financial structures of the Company, an extraordinary payment to the shareholders' is proposed in the form of a capital reduction of CHF 1 per share. If approved, the capital reduction will take the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. Both the dividend and capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002, and expects, subject to various conditions, that payments from the capital reduction will be made on June 28, 2002.

     Significant Changes

     No significant change has occurred since the date of the Consolidated Financial Statements included in this Annual Report.

Item 9.  The Offer and Listing.

     Principal Trading Market and Price Range

     The Shares are listed on the Swiss Exchange and principally traded on London based virt-x, a Recognized Investment Exchange supervised by the Financial Services Authority (FSA) in the U.K. and are also quoted on SEAQ International, the London Stock Exchange's automated quotation system for non-U.K. equity securities. The prices for Shares as quoted in the official list of the Swiss Exchange are expressed in Swiss francs. As of August 2, 2000, the ADRs, each representing one-half of one ordinary share of the Company's common stock, have been listed on the New York Stock Exchange.

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



     Trading Prices on the Swiss Exchange                                       Price per Share
     ---------------------------------------------------------------------------------------------------------
                                                                  High          Low         High          Low
                                                           ------------ ------------ ----------- -------------
                                                                    in CHF                    in USD
      Annual highs and lows
      1997  ..............................................      174.50       110.00       119.96        75.62
      1998  ..............................................      214.00       102.75       155.20        74.52
      1999  ..............................................      128.00       103.00        80.05        64.41
      2000  ..............................................      122.50        94.25        75.61        58.17
      2001  ..............................................      115.75        75.00        69.74        45.19

      Quarterly highs and lows

      2001
          First Quarter  .................................      115.75       102.75        66.68        59.19
          Second Quarter  ................................      110.25        98.75        61.36        54.96
          Third Quarter  .................................      108.75        75.00        67.18        46.33
          Fourth Quarter  ................................      112.00        91.35        67.48        55.04

      2000
          First Quarter  .................................      122.50        98.00        73.66        58.93
          Second Quarter  ................................      112.75        99.85        69.10        61.19
          Third Quarter  .................................      108.50        94.75        62.84        54.88
          Fourth Quarter  ................................      110.00        94.25        67.89        58.17

      1999
          First Quarter  .................................      127.00       103.00        85.35        69.22
          Second Quarter  ................................      128.00       112.00        82.46        72.15
          Third Quarter  .................................      126.25       108.50        84.12        72.29
          Fourth Quarter  ................................      121.25       110.75        75.89        69.31

      Monthly highs and lows

      2001
          January  .......................................      115.00       107.25        70.02        65.30
          February  ......................................      112.75       105.75        67.37        63.19
          March  .........................................      115.75       102.75        66.68        59.19
          April  .........................................      106.50        98.75        61.40        56.93
          May  ...........................................      109.25       102.25        60.80        56.90
          June  ..........................................      110.25       102.50        61.36        57.05
          July  ..........................................      107.00       101.50        61.90        58.72
          August  ........................................      108.75       101.25        65.13        60.64
          September  .....................................      107.75        75.00        66.56        46.33
          October  .......................................      106.25        91.35        65.00        55.88
          November  ......................................      112.00       102.00        68.27        62.18
          December  ......................................      106.00       100.50        63.86        60.55

      2002
          January  .......................................      110.50       103.25        64.28        60.06
      --------------------------------------------------------------------------------------------------------

     The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADR.

      Trading Prices on the New York Stock Exchange                         Price per ADR (1)
      ------------------------------------------------------------------------------------------
                                                                                High        Low
                                                                           ---------- ----------
                                                                                  in USD
      Annual highs and lows

      2000 (from August 2, 2000) )  ......................................     33.25      26.88

      Quarterly highs and lows

      2000
          Third Quarter (from August 2, 2000)  ...........................     31.13      27.50
          Fourth Quarter  ................................................     33.25      26.88

      2001
          First Quarter  .................................................     35.44      29.81
          Second Quarter  ................................................     31.50      28.88
          Third Quarter  .................................................     32.31      24.00
          Fourth Quarter  ................................................     34.00      26.69

      Monthly highs and lows

      2000
          August (from August 2, 2000)  ..................................     31.13      29.00
          September  .....................................................     29.50      27.50
          October  .......................................................     30.19      26.88
          November  ......................................................     30.69      29.63
          December  ......................................................     33.25      30.44

      2001
          January  .......................................................     35.44      33.25
          February  ......................................................     33.81      31.69
          March  .........................................................     34.63      29.81
          April  .........................................................     30.75      29.63
          May  ...........................................................     31.50      29.75
          June  ..........................................................     31.00      28.88
          July  ..........................................................     30.63      28.56
          August  ........................................................     32.31      30.56
          September  .....................................................     31.75      24.00
          October  .......................................................     32.25      28.69
          November  ......................................................     34.00      31.81
          December  ......................................................     31.88      31.00

      2002
          January  .......................................................     32.63      31.44

      ------------------------------------------------------------------------------------------

     (1)  One ADR represents one half of one share of the Company.

     On January 31, 2002, the last reported sale price was for Shares on the Swiss Exchange CHF 108.75 and for ADR's on the New York Stock Exchange USD
31.75. According to the Share Registrar of the Company, as of December 31, 2001, there were 222 United States resident shareholders holding 737 814 Shares, representing approximately 1.02 percent of the issued and outstanding Shares as of such date, and there were 257 United States resident holders of American Depositary Receipts holding 302 434 ADRs, representing approximately
0.21 percent of the issued and outstanding Shares as of such date.

     The information presented in the table below represents, for the periods indicated, the approximate average daily volumes of the Shares traded on the Swiss Exchange:

                                                        First        Second         Third       Fourth
                                                      Quarter       Quarter       Quarter      Quarter
      -------------------------------------------------------------------------------------------------

      2001  ....................................      280 000       190 000       330 000      280 000
      2000  ....................................      250 000       220 000       230 000      230 000
      -------------------------------------------------------------------------------------------------

     The information presented in the table below represents, for the periods indicated, the average approximate daily volumes of the ADRs traded on the New
York Stock Exchange First Second Third Fourth Quarter Quarter Quarter Quarter

      -------------------------------------------------------------------------------------------------
      2001  ....................................        1 868         1 251         3 619        2 103
      2000  ....................................         n.a.          n.a.         1 873        2 504
      -------------------------------------------------------------------------------------------------
      n.a. Not applicable as the as the ADRs began trading from August 2, 2000.

     The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all which supply such data to its customers, subscribers and other information providers.

     Trading Practices and Procedures on the Swiss Exchange/virt-x

     The Swiss Exchange is a private organization comprised of 107 members. As of December 31, 2001, 263 Swiss companies and 149 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

     The aggregate market value of domestic equity securities (free float) listed on the Swiss Exchange as of December 31, 2001, was CHF 876 billion. As of December 31, 2001, the 10 largest companies in terms of market capitalization (free float) represented CHF 696 billion or approximately 79 percent, of the Swiss Exchange's aggregate market capitalization. Average monthly trading volume during 2001 was CHF 92.9 billion.

     Virt-x, the new name for Tradepoint, is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide an efficient and cost effective pan-European blue chip market. The SWX contributed the trading flows in Swiss blue chips and the TP Consortium that is backing virt-x, already accounts for over 50 percent of existing cross border equity flows in Europe. Virt-x provides a single open architecture platform positioned to provide efficient, low cost trading and straight through processing of trades through to settlement in European equities. The SWX Swiss Exchange trading platform, which is used by virt-x, is the only current exchange System in Europe able to exploit this need and builds on the work already done by Tradepoint in developing a framework for European equity trading.

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

     Directors

     According to Section 25 of the Articles, the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of Shareholders by law or by Articles of Incorporation. The power to borrow falls within the competencies of the Board of Directors which has delegated part of this power to the Finance Committee. Exercise of this power does not require shareholder approval. Neither Swiss law nor the Articles restrict in any way the Company's power to borrow or otherwise raise funds. Members of the Board retire upon their sixty-eight birthday. The retirement is effective on the date of the next Ordinary Shareholders Meeting. Under special circumstances the Board can make exceptions to this rule. Both Swiss law and the Articles require that the Directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.

     Dividends

     Swiss law requires that at least 5 percent of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20 percent of the Company's nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders' meeting usually approves the dividend proposal of the Board. Dividends are usually due and payable three business days after the shareholders' resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 10 each. Therefore, all shareholders are entitled to equal dividends. According to section 30 of the Articles, dividends which have not been claimed for within five years after the due date fall back to the Company and would be allocated to the general reserves. The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company's financial performance and other relevant factors. The Board has adopted a policy on the proposal of dividends which will provide shareholders with dividend growth in line with the underlying growth in the earnings of the Company. At the shareholders' meeting that was held on March 23, 2001, a dividend of CHF 2.00 per share was approved in respect of the fiscal year 2000.

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

     A purchaser of Shares will be recorded in the Company's share register if the purchaser discloses its name, citizenship and address and gives a declaration that it has acquired the Shares in its own name and for its own account. The Articles provide that shareholders may register their Shares in the name of a nominee approved by the Company, including Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), Citibank, N.A., as operator of Clearstream Banking, societe anonyme ("Clearstream Luxembourg"), and the Depositary, and may exercise their voting rights by giving instructions to such nominee to vote on their behalf. However, the Company has agreed to exempt the Depositary and the custodian and their respective nominees, if any (but no individual Holder or Beneficial Owner of ADSs), from the 2 percent limitation in respect of Deposited Securities held in connection with the ADR facility created by the Deposit Agreement (as defined therein) to the extent that (a) the Depositary requires each Holder who provides voting instructions to the Depositary upon the terms of the Deposit Agreement to certify (the "Voter Certification") that (i) such Holder does not beneficially own, directly or indirectly, more than 2 percent of the share capital of the Company in the form of Shares or ADSs and (ii) neither such Holder nor any of its affiliates has filed, or is under any obligation to file, a Schedule 13D or 13G under the Exchange Act in respect of the Shares or the ADSs (if any such Holder fails to provide such Voter Certification to the Depositary, the Depositary will disregard any voting instructions received from such Holder unless otherwise instructed by the Company), and (b) the Deposited Securities held in the ADR facility do not exceed the 5 percent limitation. See "-Description of the ADSs-Voting of Deposited Securities".

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

     Resolutions generally require the approval of the "majority" of the Shares represented at a shareholders' meeting (i.e. a simple majority of the Shares represented at the shareholders' meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders' meeting with the affirmative vote of at least two-thirds of the Shares represented at such meeting is required for (i) any change to the Company's business purpose, (ii) the creation of shares with privileged voting rights, (iii) the creation of restrictions on the transferability of registered shares, or elimination of the transfer restrictions described above (see "- Transfer of Shares"), (iv) an authorized or conditional increase in the Company's share capital, (v) an increase in the Company's share capital by way of capitalization of reserves (Kapitalerhohung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges, (vi) the restriction or elimination of preemptive rights of shareholders, (vii) a relocation of the domicile of the Company or (viii) the dissolution of the Company other than by liquidation (for example, by way of a merger). In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

     The shareholders at a shareholders' meeting also have the power to vote on amendments to the Articles, to elect the members of the Board and the statutory auditors, to approve the annual report and the annual Company accounts, to set the annual dividend, to grant the members of the Board and management discharge from liability for matters disclosed to the shareholders' meeting, and to order an independent investigation into the specific matters proposed to the shareholders' meeting (Sonderprufung).

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

     At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional Shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional Shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At the Annual General Meeting held on April 13, 2000, the shareholders consented to extend this authorization for another two years. At the Company's Annual General Meeting to be held on March 22, 2002, the Board intends to propose to the shareholders another two year extension.

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

     Disclosure of Principal Shareholders

     Under the applicable provisions of the Swiss Stock Exchange Act, shareholders (and groups of shareholders acting in concert) who own shares or other securities representing more than 5 percent, 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange are required to notify the company and the Swiss Exchange of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the company is required to inform the public. The same disclosure obligation applies to subsequent reductions in the holding of voting rights below the thresholds described above. On October 23, 2001, the Company disclosed that the Putnam Group held together 3 720 789 shares or 5.158% of the Company's share capital.

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

     Material Contracts

     Pursuant to Second Amended and Restated Deposit Agreement (including all exhibits thereto, the "Deposit Agreement") dated as of August 2, 2000 among the Company, Citibank, N.A., and the registered holders ("Holders") and beneficial owners ("Beneficial Owners") from time to time of the ADRs of the Company, ADRs evidencing ADSs are issuable by Citibank on behalf of the Company. Each ADS represents the right to receive one-half of one Share deposited under the Deposit Agreement. Shares will be deposited to an account maintained by Citibank, N.A., Zurich Branch, as the custodian and agent of the Depositary in Switzerland (the "Custodian"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as the absolute owners of such ADRs.

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

     EMTN Program

     In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals PLC, Ciba Spezialitaetenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company, and is updated annually, most recently on March 30, 2001. As of December 31, 2001, CHF 1 009 million was outstanding indebtedness of the Company under the program.

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

     Swiss Withholding Tax On Dividends and Distributions

     Dividends paid and similar cash or in kind distributions made by the Company to a holder of Shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax (the "Withholding Tax") at a rate of 35 percent. The Withholding Tax must be withheld by the Company from the gross distribution and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his tax return.

     An individual or corporation that is a resident of a country other than Switzerland and that owns or is deemed to own Shares or ADSs will be subject to the 35 percent Withholding Tax. The Withholding Tax, however, is a final charge for non-residents unless, such an individual or corporation could be eligible for a partial exemption or refund of the Withholding Tax if a tax treaty is in effect between such individual's or corporation's country of residence and Switzerland. Switzerland has concluded such treaties with the United States, Canada, Japan, all European Union member states and certain other countries.

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

     Alternatively, a United States holder that qualifies for Treaty benefits (a "United States resident") may apply on an individual basis for a refund of the Withholding Tax withheld in excess of the 15 percent Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland (http:\\www.estv.admin.ch). The form used for obtaining a refund is Swiss Tax Form 82, I for individuals, Form 82 C for corporations, Form 82 E for other United States citizens, and Form 829 for Swiss citizens resident in the United States, which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form may be filed no earlier than July 1 or January 1 following the dividend date but no later than December 31 of the third year following the calendar year that includes the dividend date. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

     Stamp Duties upon Transfer of Securities (Umsatzabgabe)

     The sale of Shares may be subject to a Swiss securities transfer stamp duty of 0.15 percent calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act.

     Summary of Swiss Tax Consequences

     A non-resident holder of Swiss shares will not be liable for any Swiss taxes other than the Withholding Tax described above and the Swiss Securities transfer stamp duty if the transfer occurs through or with a Swiss securities dealer. If, however, the Shares can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland, the Shares may be subject to Swiss taxes generally.

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

     This summary is of a general nature only and does not discuss all aspects of United States and Swiss taxation that may be relevant to a particular investor. This summary deals only with Shares and ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, United States holders whose functional currency is not the U.S. dollar and certain United States holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of United States holders who own, directly, or by attribution, one or more of the Company's outstanding classes of voting stock in the event that the Company were to be classified as a "Controlled Foreign Corporation" for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at December 31, 2000. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

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

     United States Information Reporting and Backup Withholding Obligations

     Dividends paid on ADSs or Shares to a United States person are generally subject to information reporting and may be subject to backup withholding at the rate of 31 percent (30.5 percent for payments made after August 6, 2001 and 30 percent for payments made after December 31, 2001) unless the holder
(i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

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

     The Company collects global expected cash flows information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company's exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company's primary net foreign currency market exposures include the U.S. dollar, the euro, the British pound and the Japanese yen. In 2001, the Company's hedging activities have to a large extent focused on the U.S. dollar. However, hedging activities on the other major currencies as well as on selected minor currencies have been increased when compared to previous years.

     The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2001, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company's financial instruments of CHF 103 million. Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company's financial instruments of CHF 123 million as of December 31, 2001. As the impact of offsetting changes in the fair value of the underlying positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company's actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.

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

     There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2001, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 40 million. The assumption is that all debt would be impacted by this hypothetical one percentage point increase, no matter whether actual interest is based on a fixed or a floating rate agreement.

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


Item 18.  Financial Statements.

     See pages F-1 through F-37


Item 19.  Exhibits.

     (a) The following consolidated financial statements, together with the auditors' report of Arthur Andersen AG, are filed as part of this registration statement:

                                                                       Page

     Report of Independent Auditors  .................................  F-2

     Consolidated Statements of Income for the
     Years ended December 31, 2001, 2000 and 1999 ....................  F-3

     Consolidated Balance Sheets at December 31, 2001 and 2000  ......  F-4

     Consolidated Statements of Cash Flows for the Years ended
     December 31, 2001, 2000 and 1999 ................................  F-5

     Consolidated Statements of Shareholders' Equity for the
     Years ended December 31, 2001, 2000 and 1999  ...................  F-6

     Business Segment Data ...........................................  F-7

     Geographic Data  ................................................  F-10

     Notes to Consolidated Financial Statements  .....................  F-12

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

     (b)  Documents filed as exhibits to this registration statement:

     **1.1 Articles of Association of Ciba Specialty Chemicals Holding Inc. dated April 13, 2000.

     **1.2 Specimen share certificate of Ciba Specialty Chemicals Holding Inc.

     * 2.1 Second Amended and Restated Deposit Agreement dated as of August 2, 2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.

     * 2.2 Form of American Depositary Receipt of Ciba Specialty Chemicals Holding Inc.

     4.1EMTN Programme Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 30, 2001, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Spezialitaetenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., UBS AG and the additional parties named therein.

     4.2EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated March 30, 2001, by each of Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals PLC, Ciba Spezialitaetenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS AG.

     4.3EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated March 30, 2001, by Ciba Specialty Chemicals Holding Inc.

     4.4EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 30, 2001, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Spezialitaetenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The Chase Manhattan Bank and Chase Manhattan Bank Luxembourg S.A.

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

     8.1 List of Subsidiaries
---------------------------------------

     * Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form F-6, filed August 2, 2000. (File No. 082-04541 )

     ** Incorporated by reference to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form 20-F (Amendment No. 2), filed August 1, 2000. (File No. 082-04541 )

     Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ciba Specialty Chemicals Holding Inc. certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Ciba Specialty Chemicals Holding Inc.,


                                        By: /s/ Michael Jacobi
                                            ----------------------------------
                                            Name: Michael Jacobi
                                            Title: Chief Financial Officer

      Date:  February 6, 2002

Ciba Specialty Chemicals
Index to Consolidated Financial Statements



                                                                            Page

Report of Independent Auditors.........................................      F-2

Consolidated Statements of Income for the Years
ended December 31, 2001, 2000 and 1999  ...............................      F-3

Consolidated Balance Sheets at December 31, 2001 and 2000  ............      F-4

Consolidated Statements of Cash Flows for the Years
ended December 31, 2001, 2000 and 1999  ...............................      F-5

Consolidated Statements of Shareholders' Equity for the Years
ended December 31, 2001, 2000 and 1999  ...............................      F-6

Business Segment Data  ................................................      F-7

Geographic Data  ......................................................     F-10

Notes to Consolidated Financial Statements  ...........................     F-12

INDEPENDENT AUDITORS' REPORT
To the Shareholders of Ciba Specialty Chemicals Holding Inc.

     We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (a Swiss corporation) and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001, appearing on pages F-3 to F-34 of this Annual Report. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ciba Specialty Chemicals Holding Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN AG


Eric G. Ohlund                                                Patrick Fawer

Basel, Switzerland, January 18, 2002

Ciba Specialty Chemicals
Consolidated Statements of Income
(in millions of Swiss francs except share and per share data)




Year ended December 31,                                  Notes           2001         2000          1999
--------------------------------------------------------------------------------------------------------

Net sales                                                               7 367        7 902         7 244
Cost of goods sold                                                      4 988        5 333         4 956

--------------------------------------------------------------------------------------------------------

Gross profit                                                            2 379        2 569         2 288
Selling, general and administrative                                     1 258        1 417         1 338
Research and development                                                  276          293           256
Amortization of goodwill and other intangibles            1,7              92           94            77
Income from earnings of equity affiliates                   8              (8)        (113)          (15)
Restructuring and special charges                          10               0            2             0

--------------------------------------------------------------------------------------------------------

Operating income                                                          761          876           632
Interest expense                                                         (203)        (265)         (295)
Interest income                                                            69           56            30
Other financial expense, net                                              (59)         (14)           (5)
Minority interest                                                         (10)          (7)           (7)

---------------------------------------------------------------------------------------------------------

Income from continuing operations before income taxes                     558          646           355
Provision for income taxes                                 13             178          228           117

---------------------------------------------------------------------------------------------------------

Income from continuing operations                                         380          418           238

---------------------------------------------------------------------------------------------------------

Income from discontinued operations, net of tax             3               0            0            87
Gain on sale of discontinued operations, net of tax         3               0           34             0
Cumulative effects of change in accounting
principles, net of tax                                      1               2            0             0

---------------------------------------------------------------------------------------------------------

Net income                                                                382          452           325

---------------------------------------------------------------------------------------------------------

Per share data                                             18
Basic and diluted earnings per share
Continuing operations                                                    5.72         6.31          3.58
Discontinued operations                                                     -         0.50          1.31
Cumulative effects of change in accounting principles                    0.04            -             -

---------------------------------------------------------------------------------------------------------

Net income per share                                                     5.76         6.81          4.89

---------------------------------------------------------------------------------------------------------

Weighted average shares outstanding
Basic                                                              66 419 147   66 311 879    66 454 357
Diluted                                                            66 419 147   66 311 879    66 462 898

---------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Consolidated Balance Sheets
(in millions of Swiss francs except share and per share data)




December 31,                                             Notes           2001         2000
------------------------------------------------------------------------------------------

ASSETS
------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                               1 602        1 179
Short-term investments                                                     41           68
Accounts receivable, net                                4               1 066        1 188
Inventories                                             5               1 526        1 695
Prepaid and other current assets                                          592          667

------------------------------------------------------------------------------------------

Total current assets                                                    4 827        4 797

------------------------------------------------------------------------------------------

Property, plant and equipment, net                      6               3 565        3 787
Goodwill and other intangible assets, net              1,7              2 147        2 240
Financial investments                                   8                 193          344
Other assets                                                              986          937

------------------------------------------------------------------------------------------

Total assets                                                           11 718       12 105

------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------
Current liabilities
Accounts payable                                                          490          568
Short-term debt                                        11                 316          371
Income taxes payable                                                       81           32
Accruals and other current liabilities                  9               1 090        1 431

------------------------------------------------------------------------------------------

Total current liabilities                                               1 977        2 402

------------------------------------------------------------------------------------------

Long-term debt                                         12               3 678        3 859
Deferred income taxes                                  13                 379          317
Other liabilities                                      14               1 688        1 723
Minority interest                                                          88           50

------------------------------------------------------------------------------------------

Total liabilities                                                       7 810        8 351

------------------------------------------------------------------------------------------

Shareholders' equity                                   15
Common stock(1)                                                           721          721
Additional paid-in capital                                              3 957        3 955
Retained earnings                                                         (74)        (324)
Accumulated other comprehensive income                                   (240)        (116)
Treasury stock, at cost(2)                                               (456)        (482)

------------------------------------------------------------------------------------------

Total shareholders' equity                                              3 908        3 754

------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                             11 718       12 105

------------------------------------------------------------------------------------------




(1) Par value CHF 10 per share - 82 130 117 shares authorized and 72 130 117 shares issued in 2001 and 2000.

(2) In 2001: 5 987 947 treasury shares; in 2000: 6 061 434 treasury shares.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Consolidated Statements of Cash Flow
(in millions of Swiss francs except share and per share data)




Year ended December 31,                                  2001        2000         1999
--------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                382         452          325
Deduct net income from discontinued operations,
net of tax                                                  0          34           87

--------------------------------------------------------------------------------------

Income from continuing operations                         382         418          238

Adjustments to reconcile income from continuing
operations to net cash provided by operating activities:
   Depreciation and amortization                          469         470          454
   Deferred income taxes                                   87         179           35
   Unremitted earnings of equity affiliates                 0         (88)           4
   Restructuring and special charges                        0           2            0
   Restructuring payments                                 (46)        (35)        (148)
   Gain on sale/disposal of assets, net                    (5)        (15)         (22)
   Minority interest and other non-cash items, net         71          38          (75)
Changes in operating assets and liabilities:
   Short-term investments                                  27         (10)          (4)
   Accounts receivable, net                                53          37           (1)
   Inventories                                            117         (45)          149
   Accounts payable                                       (33)         (8)           45
   Other operating assets and liabilities                 (68)         87           231

---------------------------------------------------------------------------------------

Net cash provided by continuing operations              1 054       1 030           906
Net cash provided by discontinued operations                0           1           174

---------------------------------------------------------------------------------------

Net cash provided by operating activities               1 054       1 031         1 080

---------------------------------------------------------------------------------------

Cash flows from investing activities
Capital expenditures                                     (259)       (249)         (267)
Proceeds from sale of assets                               34          39            35
Sale (acquisition) of businesses, net of cash            (144)      1 566            70
Loans and other long-term assets                           35         (81)           67
Discontinued operations                                     0          (4)          (36)

---------------------------------------------------------------------------------------

Net cash (used in) provided by investing activities      (334)      1 271          (131)

---------------------------------------------------------------------------------------

Cash flows from financing activities
Decrease in short-term debt, net                          (48)       (844)         (915)
Proceeds from long-term debt                                6           4           330
Repayments of long-term debt                             (110)       (499)          (49)
Dividends paid                                           (132)       (133)         (133)
Treasury stock transactions                                 9         (40)            0
Other                                                       0           4             2

---------------------------------------------------------------------------------------

Net cash used in financing activities                    (275)     (1 508)         (765)

---------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash
 equivalents                                              (22)        (28)           23

---------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                 423         766           207

---------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of year            1 179         413           206
Cash and cash equivalents, end of year                  1 602       1 179           413

---------------------------------------------------------------------------------------

Supplemental cash flow information
Cash paid for interest                                   (204)       (260)         (328)
Cash paid for income taxes                                (49)        (72)          (95)

---------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Consolidated Statements of Shareholders' Equity
(in millions of Swiss francs except share and per share data)






                                                                         Accumulated    Treasury     Treasury
                                                   Additional              other        stock:       stock:
                                           Common  paid-in     Retained  comprehensive  unreserved   reserved
                                   Notes   stock   capital     earnings    income       shares       shares       Total
-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998                 721   3 930       (835)       (122)        (164)        (278)        3 252

-----------------------------------------------------------------------------------------------------------------------

Net income                                                      325                                                 325
Currency translation adjustments                                            180                                     180
Unrealized gain on available-for-sale
  securities, net of tax                                                      1                                       1

-----------------------------------------------------------------------------------------------------------------------

Comprehensive ime                                               325         181                                     506
Cash dividends declared and paid(1)                            (133)                                               (133)
Treasury stock transactions         15                                                   118            (118)         0
Other                                                 11          1           1                                      13

-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999                 721   3 941       (642)         60          (46)           (396)     3 638

-----------------------------------------------------------------------------------------------------------------------

Net income                                                      452                                                 452
Currency translation adjustments                                           (177)                                   (177)
Realization of previously
  unrealized loss on
  available-for-sale securities,
  net of tax                                                                  1                                       1

-----------------------------------------------------------------------------------------------------------------------

Comprehensive income                                            452        (176)                                    276
Cash dividends declared and paid(1)                            (133)                                               (133)
Treasury stock transactions         15                                                   (26)            (14)       (40)
Other                                                 14         (1)                                                 13

-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                 721   3 955       (324)       (116)         (72)           (410)     3 754

-----------------------------------------------------------------------------------------------------------------------

Net income                                                      382                                                 382
Currency translation adjustments                                            (83)                                    (83)
Unrealized loss on
  available-for-sale securities,                                            (23)                                    (23)
  net of tax of CHF 14
Minimum pension liability
  adjustment, net of tax of CHF 12  17                                      (19)                                    (19)


-----------------------------------------------------------------------------------------------------------------------

Comprehensive income                                            382        (125)                                    257
Cash dividends declared and paid(1)                            (132)                                               (132)
Treasury stock transactions         15                (4)                                  6              19         21
Other                                                  6                      1            1                          8

-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                 721   3 957        (74)       (240)         (65)           (391)     3 908

-----------------------------------------------------------------------------------------------------------------------


(1) Cash dividends declared and paid were CHF 2.00 per share in 2001, 2000 and 1999.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Business Segment Data
(in millions of Swiss francs except share and per share data)

     The segment data includes certain non-United States Generally Accepted Accounting Principles ("U.S. GAAP") financial indicators which form part of the Company's value based management reporting system and that are used by management for purposes of analyzing the results of operations and the financial condition of the Company and its reportable segments. These financial indicators are derived from U.S. GAAP financial items. Such indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and EBITDA margin.

     Management believes these financial indicators are an important measure of comparative operating performance for the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

     In the first half of 2001, the Company implemented a new organizational structure which created five segments focused on specific customer markets. The five reporting segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Amounts reported for the previous periods have been restated to conform to the 2001 presentation. The Company's reportable segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. On May 31, 2000, the Company completed the sale of its Performance Polymers business and therefore excluded it from the segment data in 2000 (see Note 3).

     The accounting policies of the segments are the same as those described in
Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, corporate related items, and certain other net expenses not allocated to reportable segments. Intersegment sales between subsidiaries are based on market price.

     In 2001, as part of the new organizational structure, certain net costs that were previously reported as corporate related items have been attributed to the segments. Beginning in 2000, compensation expense relating to the interest portion of pension costs for unfunded pension plans has been allocated to the segments. Previously, this amount was recorded as a corporate expense. The operating income and EBITDA of the segments have been adjusted accordingly. Amounts reported for the previous periods have been reclassified to conform to the 2001 presentation.

     The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment's products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

     The segment Coating Effects primarily serves the coatings, printing, imaging, electronic and plastic industries. The end-user industries are, among others, the automotive, industrial and decorative paint industries, the electronic industry, all plastic-processing industries, and the packaging, publication and security printing ink industries. The Segment develops, manufactures and markets products and solutions such as pigments for inks, paints and plastics, optical information storage products for re-writable CDs as well as additives. The additives include, among others, photoinitiators for UV curing of coatings as well as anti-static, anti-corrosion and anti-aging agents for coatings and electronics and imaging applications.

     The segment Water & Paper Treatment serves the paper and municipal and industrial waste-water treatment industries. The Segment offers products and services for paper production starting at the wet-end with anti-foaming and flocculation agents through the whole paper production process to the dry-end with paper finishings that determine appearance, handling and performance of the paper by making it water repellent, glossy or white. The Segment also offers products and services used to help clean industrial and municipal effluents and to improve the efficiency of mineral and oil processing.

     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment's products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     The segment Home & Personal Care develops, manufactures and markets products for home and personal care end-user industries. Among the Segment's broad product offerings are whiteners for detergents, antimicrobials for a variety of home and personal care products, UV absorbers for sun screens and innovative hair dyes.

See Notes to Consolidated Financial Statements

Ciba specialty Chemicals
Business Segment Data
(in millions of Swiss francs except share and per share data)




                                                         2001          2000          1999
-----------------------------------------------------------------------------------------
Net sales
Plastic Additives                                       1 834         1 959         1 784
Coating Effects                                         1 944         2 118         1 955
Water & Paper Treatment                                 1 486         1 558         1 408
Textile Effects                                         1 673         1 841         1 683
Home & Personal Care                                      430           426           414

-----------------------------------------------------------------------------------------

Total net sales                                         7 367         7 902         7 244

-----------------------------------------------------------------------------------------

Operating income
Plastic Additives                                         271           314           276
Coating Effects                                           304           366           305
Water & Paper Treatment                                    82           111            68
Textile Effects                                           183           204           117
Home & Personal Care                                       67            58            62
Corporate and other expe                                 (146)         (175)         (196)
Restructuring and special charges                           0            (2)            0

-----------------------------------------------------------------------------------------

Total operating income                                    761           876           632

-----------------------------------------------------------------------------------------

EBITDA(1)
Plastic Additives                                         388           423           377
Coating Effects                                           411           475           403
Water & Paper Treatment                                   157           187           151
Textile Effects                                           248           275           179
Home & Personal Care                                       95            80            85
Corporate                                                 (69)          (92)         (109)

-----------------------------------------------------------------------------------------

Total EBITDA, before restructuring
and special charges                                     1 230         1 348         1 086

-----------------------------------------------------------------------------------------

EBITDA margin(2)
Plastic Additives                                       21.1%         21.6%         21.2%
Coating Effects                                         21.1%         22.4%         20.6%
Water & Paper Treatment                                 10.6%         12.0%         10.7%
Textile Effects                                         14.8%         14.9%         10.6%
Home & Personal Care                                    22.2%         18.8%         20.5%
Corporate                                                  -             -             -

-----------------------------------------------------------------------------------------

Total EBITDA margin, before restructuring
and special charges                                     16.7%         17.1%         15.0%

-----------------------------------------------------------------------------------------

Depreciation and amortization
Plastic Additives                                         117           109           101
Coating Effects                                           107           109            98
Water & Paper Treatment                                    76            76            83
Textile Effects                                            66            71            62
Home & Personal Care                                       28            22            23
Corporate                                                  75            83            87

-----------------------------------------------------------------------------------------

Total depreciation and amortization                       469           470           454

-----------------------------------------------------------------------------------------

Research and development expenditures
Plastic Additives                                          73            82            64
Coating Effects                                            96           102            97
Water & Paper Treatment                                    34            36            31
Textile Effects                                            39            44            41
Home & Personal Care                                       24            21            19
Corporate                                                  10             8             4

-----------------------------------------------------------------------------------------

Total research and development expenditures               276           293           256

-----------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Business Segment Data
(in millions of Swiss francs except share and per share data)





                                                         2001          2000          1999
-----------------------------------------------------------------------------------------
Capital expenditures
Plastic Additives                                          80            67            54
Coating Effects                                            66            65            78
Water & Paper Treatment                                    52            52            90
Textile Effects                                            32            37            24
Home & Personal Care                                       25            23            16
Corporate                                                   4             5             5

-----------------------------------------------------------------------------------------

Total capital expenditures                                259           249           267

-----------------------------------------------------------------------------------------

                                                                       2001          2000
-----------------------------------------------------------------------------------------
Net assets(3)
Plastic Additives                                                     1 403         1 458
Coating Effects                                                       1 852         1 904
Water & Paper Treatment                                               1 092         1 149
Textile Effects                                                       1 270         1 385
Home & Personal Care                                                    286           271
Shared net assets not allocated to segments(4)                        1 757         1 844
Non-operating net assets(5)                                           2 154         1 793

-----------------------------------------------------------------------------------------

Total net assets                                                      9 814         9 804

-----------------------------------------------------------------------------------------

Total assets
Plastic Additives                                                     1 623         1 758
Coating Effects                                                       2 100         2 195
Water & Paper Treatment                                               1 286         1 398
Textile Effects                                                       1 456         1 614
Home & Personal Care                                                    347           336
Shared assets not allocated to segments(4)                            2 312         2 599
Non-operating assets(5)                                               2 594         2 205

-----------------------------------------------------------------------------------------

Total assets                                                         11 718        12 105

-----------------------------------------------------------------------------------------



(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

(2) EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

(3) Net Assets (invested capital) is the sum of total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

(4) Shared net assets and assets not allocated to segments include the goodwill and intangibles recognized in connection with the Allied Colloids acquisition.

(5) Non-operating net assets and non-operating assets include cash and cash equivalents and short-term investments.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Geographic Data
(in millions of Swiss francs except share and per share data)







Net Sales to Customers                                   2001          2000          1999
-----------------------------------------------------------------------------------------
Europe
Germany                                                   572           618           606
United Kingdom                                            373           394           385
Italy                                                     351           366           358
France                                                    311           325           326
Rest of European Union                                    846           899           865
Switzerland                                                75            84            79
Rest of Europe                                            227           227           207

-----------------------------------------------------------------------------------------

Total Europe                                            2 755         2 913         2 826

-----------------------------------------------------------------------------------------

Americas
United States of America                                1 819         2 025         1 882
Canada                                                    243           276           231
Central America                                           227           247           206
South America                                             365           388           301

-----------------------------------------------------------------------------------------

Total Americas                                          2 654         2 936         2 620

-----------------------------------------------------------------------------------------

Asia-Pacific
Japan                                                     431           528           483
Region China                                              424           413           318
Rest of Asia                                              686           689           570
Australia and New Zealand                                 154           158           161
Africa and Middle East                                    263           265           266

-----------------------------------------------------------------------------------------

Total Asia-Pacific                                      1 958         2 053         1 798

-----------------------------------------------------------------------------------------

Total net sales to customers                            7 367         7 902         7 244

-----------------------------------------------------------------------------------------

Net sales to customers are based on the final destination of the sale.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Geographic Data
(in millions of Swiss francs except share and per share data)



Long-lived Assets                                        2001          2000
---------------------------------------------------------------------------
Europe
Germany                                                   380           409
United Kingdom                                            627           679
Italy                                                     166           166
France                                                    128           135
Rest of European Union                                     81            62
Switzerland                                               629           671
Rest of Europe                                              1             1

---------------------------------------------------------------------------

Total Europe                                            2 012         2 123

---------------------------------------------------------------------------

Americas
United States of America                                1 076         1 190
Canada                                                      7             8
Central America                                           123           108
South America                                              30            35

---------------------------------------------------------------------------

Total Americas                                          1 236         1 341

---------------------------------------------------------------------------

Asia-Pacific
Japan                                                      47            29
Region China                                              195           204
Rest of Asia                                               48            58
Australia and New Zealand                                  18            22
Africa and Middle East                                      9            10

---------------------------------------------------------------------------

Total Asia-Pacific                                        317           323

---------------------------------------------------------------------------

Total long-lived assets                                 3 565         3 787

---------------------------------------------------------------------------

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)

1.  Summary of significant accounting policies
--------------------------------------------------------------------------------

Company operations

     Ciba Specialty Chemicals Holding Inc. and its wholly owned and majority-owned subsidiaries (the "Company") is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, fibers, fabrics and other products. The Company's products and services are also used to provide clean water and to treat industrial and municipal effluent.

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

Short-term investments

     Short-term investments consist of securities that are traded in highly liquid markets. Since they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. Gains and losses are recorded as a component of financial income/expense in the Consolidated Statements of Income.

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

     Property, plant and equipment acquired through finance lease arrangements are recorded as assets at their fair value at the date of acquisition and depreciated over the shorter of the useful life of the asset or the lease term. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


Goodwill and intangible assets

     Goodwill and purchased identifiable intangibles are capitalized at acquisition cost. Goodwill acquired on or before June 30, 2001 and identifiable intangibles are amortized on a straight-line basis over the estimated periods to be benefited, which can range from 5 to 40 years. Goodwill acquired after June 30, 2001, is not amortized. The Company assesses its goodwill acquired on or before June 30, 2001 and its identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the goodwill or the identifiable intangible, a loss is recognized for the difference between the fair value and carrying value of the goodwill or the identifiable intangible. See "Change in accounting policy and new accounting standards - Goodwill and intangible assets" section below.

Financial investments and other assets

     Financial investments and other assets comprise primarily investments in and loans to equity affiliates, investments in unconsolidated companies (less than 20 percent ownership) and prepaid pension costs.

     The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value with unrealized gains or losses, net of tax included in "accumulated other comprehensive income" in the Consolidated Balance Sheets.

Derivative financial instruments

     Effective January 1, 2001, with the adoption of the new accounting standard on derivative financial instruments (refer to "Changes in accounting policy and new accounting standards - Derivative financial instruments" section below), all derivative financial instruments, such as interest rate swap contracts, foreign exchange contracts and certain derivative financial instruments embedded in host contracts, are recorded in the balance sheet as either assets or liabilities and are measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated and qualifies as an accounting hedge of changes in fair value or cash flows.

     For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that have been recorded as an adjustment to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

     For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument's fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement as a component of financial income/expense. If the hedged item was a forecasted transaction that is subsequently not expected to or will not occur, then the derivative financial instrument would no longer qualify as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of financial income/expense.

     Prior to January 1, 2001, gains and losses on derivative financial instruments related to qualifying accounting hedges of existing assets or liabilities, firm commitments or anticipated transactions were deferred and were recognized in income or adjustments of carrying amounts when the hedged transaction occurred. Gains and losses on derivative financial instruments that did not qualify as accounting hedges were recognized currently in other financial income/expense. For interest rate swaps, the differential to be paid or received was accrued as interest rates changed and was recognized over the life of the agreements in interest expense.

Revenue recognition

     Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers and returns and other adjustments are provided for in the same period the related sales are recorded.

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

     Provision has been made for income taxes on the earnings of foreign operations that are expected to be remitted to the parent company. No accruals are made for unremitted earnings of operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

Environmental compliance and expenditures

     The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted or reduced for any potential insurance recoveries. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

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

Change in accounting policy and new accounting standards

Derivative financial instruments

     Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", which replaces existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of these statements, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income.

Business combinations

     In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the "uniting of interest method") is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company's 2001 results of operations and financial position.

Goodwill and intangible assets

     In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. The amortization of goodwill ceases upon adoption of SFAS No. 142. The standard is required to be adopted as of July 1, 2001, for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard is required to be adopted as of January 1, 2002. In addition, the disclosure requirements related to goodwill and intangible assets have been expanded to include information about changes in the carrying value of goodwill, the value of intangible assets by major type and the estimated intangible asset amortization expense for the next five years.

     The Company is required to adopt and has adopted SFAS No. 142 as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position other than the impacts described in the following paragraphs.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     In connection with past acquisitions, the Company has included, for financial reporting purposes, goodwill and certain identifiable intangibles in the same balance sheet caption. SFAS No. 141 and SFAS No. 142 require the carrying amount of identifiable intangibles to be stated separately from goodwill on the balance sheet. For previously acquired intangible assets that were reported together with goodwill, the Company, starting on January 1, 2002, will report them separately. This is expected to result in goodwill and intangibles of CHF 2 147 million (2000: CHF 2 240 million) being reported separately on the Consolidated Balance Sheets as goodwill of CHF 1 417 million (2000: CHF 1 543 million) and identifiable intangibles of CHF 730 million (2000:
CHF 697 million).

     In 2002, as a result of goodwill not being amortized, the Company estimates a reduction in amortization expense of CHF 61 million. As a consequence, the Company expects a reduction in its effective tax rate of approximately 2 percent.

Accounting for asset retirement obligations

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and currently does not expect the adoption to have a material effect on its results of operations and financial position.

Accounting for the impairment or disposal of long-lived assets

     In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model to be used for long-lived assets to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company is required to and has adopted this standard as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position.

Reclassifications

     Certain reclassifications to the 2000 and 1999 financial statements and related footnote amounts have been made to conform with the 2001 presentation.

2.  Exchange rates of principal currencies


--------------------------------------------------------------------------------------------------------------
                                             Statement of income average rate     Balance sheet year-end rates
                                          ------------------------------------  ------------------------------

                                                2001        2000         1999            2001           2000
----------------------------------------  ------------------------------------  ------------------------------

     1 U.S. dollar            (USD)             1.68        1.69         1.50            1.63           1.67
     1 British pound          (GBP)             2.43        2.56         2.42            2.37           2.46
     1 Euro(1) (2)            (EUR)             1.51        1.56         1.60            1.47           1.53
   100 German marks(2)        (DEM)                -       79.62        81.82               -          77.97
   100 French francs(2        (FRF)                -       23.74        24.40               -          23.25
  1000 Italian lira(2         (ITL)                -        0.80         0.83               -           0.79
   100 Japanese yen           (JPY)             1.39        1.57         1.32            1.28           1.48

------------------------------------------------------------------------------------------------------------

(1) On January 1, 1999, eleven (on January 1, 2001, twelve) of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the euro as their new common currency. The euro trades on currency exchanges and the legacy currencies remained legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002.

     At January 1, 1999, the Swiss franc exchange rate to the euro was 1.607.

(2) Effective January 1, 2001 the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


3.  Acquisitions and divestitures
--------------------------------------------------------------------------------

Divestment of Performance Polymers business

     On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity, the then private equity arm of Deutsche Bank AG. The total gross proceeds from the sale of the Performance Polymers division to Morgan Grenfell Private Equity and Asian joint venture partners amounted to approximately CHF 1.6 billion, which includes the net debt assumed of approximately CHF 160 million.

     The Performance Polymers division produced epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. Performance Polymers supplied its products to the coatings, aircraft, electrical and electronic industries, among others.

     The results of the Performance Polymers business, which represents substantially all of the operations of the Performance Polymers division, have been reported as discontinued operations in the Consolidated Financial Statements and Notes in 2000 and 1999. The results of the Performance Polymers include revenues and expenses that are directly associated with the Performance Polymers business, but do not include an allocation of the Company's interest expense or unallocated corporate general and administrative expenses.

     Summarized financial information of the discontinued Performance Polymers business is presented in the following table:

--------------------------------------------------------------------------------
Year ended December 31,                                      2000(1)        1999
--------------------------------------------------------------------------------

Net sales                                                        774       1 729

--------------------------------------------------------------------------------

Income before income taxes and minority interest                  57         131
Provision for income taxes                                        21          45
Minority interest                                                  1           1

--------------------------------------------------------------------------------

Income from operations of the Performance Polymers
business, net of tax                                              37          87
--------------------------------------------------------------------------------
Loss from sale from net assets of Performance
Polymers business, net of tax(2)                                  (3)
--------------------------------------------------------------------------------
Gain on sale of discontinued operations,
net of tax                                                        34

--------------------------------------------------------------------------------

(1) The 2000 income statement data reflects the Performance Polymers operating results through to May 31, 2000.

(2) The loss from sale includes transaction related taxes of approximately CHF 160 million and costs associated with selling the business.

Minor acquisitions and divestitures

     In June 2001, the Company completed the acquisition of Efka Additives B.V., a manufacturer of additives for the coatings and inks industries for a total purchase price of approximately CHF 65 million. The acquisition was accounted for under the purchase method of accounting with the resulting goodwill being amortized over 20 years and intangibles being amortized over an average life of 8 years. The business acquired will expand the service element and the high added value products for the Coating Effects Segment.

     In March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG for net proceeds of CHF 62 million. The net proceeds received approximated the carrying value of the investment at the date of sale.

     In December 2000, the Company sold 14 525 000 shares of its investment in its equity affiliate Hexcel Corporation, representing approximately 81 percent of its 49.3 percent investment for CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. The sale resulted in a pre-tax gain of approximately CHF 71 million or CHF 50 million after tax. (See Notes 8 and 10).

     In November 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). The resulting intangibles, including goodwill, are being amortized over 12 years. This acquisition complements and expands the Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

     In March 2000, the Company completed the purchase of Prochimica s.r.l., the Company's key photoinitiator supplier of its Coating Effects Segment. The Company paid CHF 85 million and accounted for the acquisition under the purchase method of accounting with the resulting goodwill being amortized over 10 years.

     In March 1999, the Company sold its 30 percent interest in Cerdec AG for net cash proceeds of CHF 70 million (DEM 85 million), resulting in a pre-tax gain of CHF 39 million or CHF 37 million after tax.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


4.  Accounts receivable                                       2001          2000
--------------------------------------------------------------------------------

Accounts receivable                                          1 186         1 306
Allowance for doubtful accounts                              (120)         (118)

--------------------------------------------------------------------------------

Total                                                        1 066         1 188

--------------------------------------------------------------------------------


5.  Inventories                                               2001          2000
--------------------------------------------------------------------------------

Raw materials                                                 180           214
Work in process and finished goods                          1 412         1 554
Allowance for obsolete and slow moving inventory              (66)          (73)

--------------------------------------------------------------------------------

Total                                                        1 526         1 695

--------------------------------------------------------------------------------



6.   Property, plant and equipment
--------------------------------------------------------------------------------
                                                       Machinery
                                                             and  Construction
                                    Land   Buildings    equipment  in progress    Total     Total
                                    2001        2001         2001         2001     2001      2000
-------------------------------------------------------------------------------------------------

Cost at January 1,                   128       1 934        5 865          171    8 098     7 923
Additions                              2           5           63          189      259       249
Retirements/disposals                 (2)        (45)         (96)          (3)    (146)      (90)
Changes in consolidation scope         2          23           16            3       44        42
Currency adjustments                  (7)        (25)        (173)          (6)    (211)      (17)
Other                                  0          31          167         (200)      (2)       (9)

-------------------------------------------------------------------------------------------------

Cost at December 31,                 123       1 923        5 842          154    8 042     8 098

-------------------------------------------------------------------------------------------------

Accumulated depreciation at January 1,          (878)      (3 433)               (4 311)   (4 009)
Depreciation                                     (60)        (317)                 (377)     (377)
Accumulated depreciation on
   retirements/disposals                          28           81                   109        53
Changes in consolidation scope                     0            0                     0       (5)
Currency adjustments                              17           94                   111        30
Other                                              0           (9)                   (9)       (3)

-------------------------------------------------------------------------------------------------

Accumulated depreciation at December 31,        (893)      (3 584)               (4 477)   (4 311)

-------------------------------------------------------------------------------------------------

Net book value at December 31,       123       1 030        2 258          154    3 565     3 787

-------------------------------------------------------------------------------------------------


     The insurance value of the property, plant and equipment was approximately CHF 10 804 million at December 31, 2001 and CHF 10 622 million at December 31, 2000.


7.  Goodwill and other intangible assets                      2001          2000
--------------------------------------------------------------------------------

Goodwill and other intangibles                               2 467         2 501
Less accumulated amortization                                (320)         (261)

--------------------------------------------------------------------------------

Total                                                        2 147         2 240

--------------------------------------------------------------------------------

     The line goodwill and other intangibles includes goodwill of approximately CHF 1 486 million (2000: CHF 1 542 million) that was acquired in the Allied Colloids acquisition in 1998 and goodwill of approximately CHF 145 million (2000: CHF 162 million) that was acquired in other acquisitions. The Allied Colloids goodwill is being amortized over its estimated useful life of 33 years.

     The line goodwill and other intangibles includes the intangible assets, developed technology and know-how of approximately CHF 686 million (2000: CHF 712 million) that were acquired in the Allied Colloids acquisition in 1998 and intangible assets of approximately CHF 150 million (2000: CHF 85 million) that were acquired in other acquisitions. The Allied Colloids intangible assets are being amortized over their estimated useful lives of 33 years.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     Amortization expense on goodwill and other intangible assets amounted to CHF 92 million (2000: CHF 94 million; 1999: CHF 77 million).

     For further information refer to the sections in Note 1 "Change in accounting policies and new accounting standards - Business combinations" and "- Goodwill and intangible assets".

8.  Financial investments and instruments
--------------------------------------------------------------------------------
Fair value of financial investments and instruments

      The fair value of financial investments and instruments is the price at which one party would assume the rights and duties of another party. Fair values of financial investments and instruments have been determined with reference to available market information at the balance sheet date and when such information is not readily available using valuation methodologies as described below. Considering the variability of their value-determining factors, the fair values used for financial reporting purposes may not be indicative of the amounts that the Company could realize under current market conditions.

     Financial assets and liabilities with book values approximating fair market value due to their short-term nature include cash and cash equivalents, accounts receivable, accounts payable and short-term debt.

     The fair value of short-term investments is estimated using quoted market prices.

     The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. The book value and fair value of the Company's long-term debt is as follows:



----------------------------------------------------------------------------------------------
                                                     2001                       2000
                                            ------------------------  ------------------------
                                           -------------------------  ------------------------
                                           Book value    Fair value   Book value    Fair value
----------------------------------------------------------------------------------------------

Long-term debt, including current portion       3 680         3 675        3 861         3 726

----------------------------------------------------------------------------------------------


      The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Investments in unconsolidated companies are reported at fair value with the unrealized gains and losses reported in accumulated other comprehensive income. For investments in equity affiliates, it is not practical to estimate fair value.


Financial investments

-------------------------------------------------------------------------------
                                            2001                           2000
-------------------------------------------------------------------------------

Investments in equity affiliates             157                            278
Investments in unconsolidated companies       36                             66

-------------------------------------------------------------------------------
Total financial investments                  193                            344

-------------------------------------------------------------------------------


     At December 31, 2001, the cumulative unrealized gain/(loss), before tax on investments in unconsolidated companies, which is included in "Accumulated other comprehensive income", was a loss of CHF 37 million (2000: CHF 0 million; 1999:
CHF 1 million). These unrealized losses are a result of market weakness in the industry segments in which these companies participate. In management's opinion, this situation is temporary.

     The most significant of the Company's investments in equity affiliates are CIMO Compagnie Industrielle de Monthey SA (50 percent) and Daihan Swiss Chemical Corp. (50 percent), both of which have maintained the same level of investment in 2001, 2000 and 1999. In December 2000, the Company sold the majority of its investment in Hexcel Corporation reducing its ownership interest from 49.3 percent to approximately 9.5 percent (see Note 3 and 10). As a result, as of December 31, 2000 the investment is accounted for as an available-for-sale security reported in investments in unconsolidated companies. In March 2001, the Company sold its 50 percent investment in TFL Ledertechnik GmbH & Co. KG (see
Note 3). Effective January 1, 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd increasing its holdings from 50 percent to 60 percent.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     The following table presents summarized financial information on a 100 percent basis for the companies accounted for as investments in equity affiliates as of December 31, 2001, 2000 and 1999.

-----------------------------------------------------------------------------------
                                                           2000
                                             --------------------------------------
                                      2001       Total       Hexcel (1)      Other
-----------------------------------------------------------------------------------

Sales                                  213       2 469         1 791           678
Income before taxes                     16         207           141            66
Net income                              11         141            97            44
Total assets                           161         937             0           937
Shareholders' equity                   293         538             0           538
-------------------------------------------------------------------------------------

(1) The figures for the year 2000 for Hexcel have been shown separately due to its size. Total assets and shareholders' equity are excluded as a result of the sale of the Company's majority interest in December 2000.

1999                                             Total        Hexcel(1)      Other
-----------------------------------------------------------------------------------

Sales                                            2 457         1 770           687
Income before taxes                                 20          (25)            45
Net income                                           6          (25)            31
Total assets                                     3 111         2 074         1 037
Shareholders' equity                             1 006           434           572
-----------------------------------------------------------------------------------

(1) The figures for Hexcel have been shown separately due to its size. The Company's ownership percentage was 49.73%.

     The income from earnings of equity affiliates of CHF 8 million (CHF 113 million in 2000 and CHF 15 million in 1999) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 3 million (CHF 32 million in 2000 and CHF 6 million in 1999) is included in the Company's provision for income taxes.

     The investment in Hexcel was recorded using a one quarter time lag. In 2000, the Company recognized CHF 66 million as its share of Hexcel's income (1999: CHF 17 million loss), included in the line Income from earnings of equity affiliates, and a provision for income taxes of CHF 22 million (credit of CHF 1 million in 1999) as its share of the related Hexcel income taxes in the line provision for income taxes in the accompanying Consolidated Statements of Income. Included in Hexcel's 2000 income from earnings of equity affiliates is CHF 57 million, representing the Company's share of the gain recognized by Hexcel on the sale of its Bellingham Aircraft business. The associated taxes recognized by Hexcel on this gain, of CHF 18 million, are included in the line provision for income taxes in the accompanying Consolidated Statements of Income.

Derivative financial instruments

     The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company's treasury function based on the Company's aggregate exposure. Under the Company's written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company's risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

     The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments are financial institutions with a minimum `A' credit rating or its equivalent and with significant experience with such instruments.

Foreign currency risk management

     A substantial portion of the Company's cash flows is denominated in foreign currencies. The Company collects global expected cash flows information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds, Australian dollars and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.

Interest rate risk management

     The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt, using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate financial instruments with the objective of achieving a mix which is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

     Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the change in the fair value of the Company's fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company's variable-rate long-term debt are recorded as cash flow hedges.

Information with respect to fair value hedges

     In 2001, the Company recorded a net gain of CHF 6 million for hedging ineffectiveness in "other financial expense, net" in the Consolidated Statements of Income.

Derivative financial instruments previous year

     Foreign exchange currency forwards, swaps and options were mainly used to hedge existing assets and liabilities, firm commitments and anticipated transactions denominated in foreign currencies (principally U.S. dollars, euro, British pounds, Australian dollars and Japanese yen). The Company had entered into currency contracts to cover foreign exchange risks on certain anticipated foreign currency transactions relating to sales and purchase transactions expected to occur within a period of one year. The premiums associated with purchased and written option contracts were generally amortized over the lives of the options and were not material to the Company's results. For purchased options that hedge anticipated transactions which did not qualify for hedge accounting, gains and losses were recorded in net income as they occurred on a mark-to-market basis. All written options were marked to market monthly and were not material to the Company's results.

     The Company used interest rate swaps and forward rate agreements as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing. Interest and currency rate differentials accruing under these contracts were recognized over the life of the contracts. In the event of an early termination of an interest rate related derivative financial instrument designated as an accounting hedge, the gain or loss was deferred and recorded as an adjustment to financial income/expense over the remaining term of the underlying financial instrument.

     All derivative financial instruments were valued based upon quoted market prices or market prices for instruments with similar terms and maturities. The following table presents the book value, the fair values and notional principal amount of derivative financial instruments at December 31, 2000:

-------------------------------------------------------------------------------
                                                                      Notional
                                               Book          Fair    principal
2000                                          value         value      amount(1)
-------------------------------------------------------------------------------
Foreign currency forward contracts               33            33        1 033
Foreign currency options contracts                3             3          704
Foreign currency swaps                            6             6        1 511
Interest rate contracts                           7           (7)        1 400
-------------------------------------------------------------------------------
Bracketed amounts are liabilities.
(1) The notional values of derivative instruments at year end provide an indication of the extent of the Company's involvement in such instruments, but do not represent exposure to market risks. The amounts indicated are gross values and include closed transactions that had not matured at the balance sheet date.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


9.  Accruals and other current liabilities               2001          2000
------------------------------------------------------------------------------

Payroll and employee benefits                             166           274
Environmental remediation and compliance                   31            61
Restructuring                                             180           368
Retirement and postemployment benefits                     33            27
Deferred income taxes                                     115           109
Other                                                     565           592
------------------------------------------------------------------------------
Total                                                   1 090         1 431
------------------------------------------------------------------------------

     In 2001, restructuring includes CHF 12 million (2000: 52 million) for restructuring programs (see Note 10) and CHF 168 million (2000: CHF 316 million) for accrued separation costs and transaction taxes related to the divestment of the Performance Polymers business (see Note 3). The change in the accrued separation costs and transaction taxes for the Performance Polymers business reflects amounts utilized and currency adjustments.


10. Restructuring and special charges
------------------------------------------------------------------------------

Current year program

     In 2001, the Company implemented a program ("Fit For Growth!") that aligned the Company's operational activities with its customers' industries. This new structure was designed to bring the Company's businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five new business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company's existing technological core competencies and to identify new technology platforms for future growth. The "Fit for Growth!" program was also designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

     During 2001, under the "Fit For Growth!" program, the Company has eliminated 262 full-time equivalents ("FTEs") under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

Prior year programs

     In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain on the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation at USD 11.00 per share, which represented approximately 81 percent of the Company's holdings (see Notes 3 and 8). Also included is a charge of CHF 21 million which relates to an impairment loss on certain equity investments. The restructuring projects, totaling CHF 52 million, comprised primarily the restructuring of certain operations of the Water & Paper Treatment Segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United
States. Severance costs incurred in 2000 relate to the elimination of approximately 238 FTEs in the United States and southern Europe, principally in the administration, sales and marketing functions and, in addition, the production function in the United States. As of December 31, 2001, 58 FTEs are still to be terminated. The remaining terminations relating to these restructuring programs are expected to be substantially completed during 2002.

     In 1999, the Company implemented a program in the Water & Paper Treatment Segment to eliminate approximately 250 FTEs, principally in the production, sales and administration areas. This program was completed in 1999 for a total cost of CHF 10 million. The Company also released to income excess restructuring provisions of CHF 10 million that were established in prior years.

     The costs and activity associated with the prior years' restructuring programs are summarized below:

-----------------------------------------------------------------------------

                                                 Severance    Other
2001                                                 costs    costs    Total
-----------------------------------------------------------------------------
January 1,                                              30       22       52
Amounts utilized(1)                                   (25)     (15)     (40)
-----------------------------------------------------------------------------
December 31,                                             5        7       12
-----------------------------------------------------------------------------
(1) Includes currency adjustments and a release of excess reserves of CHF 8 million.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


-----------------------------------------------------------------------------

                                                 Severance    Other
2000                                                 costs    costs    Total
-----------------------------------------------------------------------------
January 1,                                              35        9       44
Restructuring expense                                   30       22       52
Amounts utilized(1)                                    (35)      (9)     (44)
-----------------------------------------------------------------------------
December 31,                                            30       22       52
-----------------------------------------------------------------------------
(1)  Includes currency adjustments.
-----------------------------------------------------------------------------

                                                 Severance    Other
1999                                                 costs    costs    Total
-----------------------------------------------------------------------------
January 1,                                             120       68      188
Restructuring expense(1)                                 0        0        0
Amounts utilized(2)                                    (85)     (59)    (144)
-----------------------------------------------------------------------------
December 31,                                            35        9       44
-----------------------------------------------------------------------------
(1) Includes an addition related to severance cost of CHF 10 million and a release of excess reserves from prior year programs of CHF 10 million.
(2) Includes currency adjustments.

     Management believes that the remaining restructuring provision is adequate to complete all of its programs.


11. Short-term debt                                           2001     2000
----------------------------------------------------------------------------

Bank overdrafts                                                 31       71
Loans                                                          122      119
Commercial paper                                                 4       12
Other                                                          157      167
Current portion of long-term debt                                2        2
----------------------------------------------------------------------------
Total                                                          316      371
----------------------------------------------------------------------------


     The Company's principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2001, no amounts were outstanding and at December 31, 2000 CHF 1 million (USD 0.6 million) were outstanding under these programs. The programs are secured by a USD 50 million standby credit facility.

     The CHF 300 million multicurrency standby facility with a major Swiss bank, entered into in 1998, expired on June 30, 2000 and was not renewed. This facility bore interest at the London Interbank Offered Rate (LIBOR) plus 20.0 basis points and a facility fee of 0.08 percent per annum was paid on the total amount.

     The Company maintains a multicurrency revolving loan facility. At December 31, 2001 and 2000, the available commitments under this facility were CHF 400 million. A commitment fee of 0.10% per annum is paid on the average unused facility. The outstanding loans bear interest at LIBOR plus 21.5 basis points. The facility expires on July 11, 2002. At December 31, 2001 and 2000, the facility was unused.

     The weighted average interest rate for short-term debt (excluding current portion of long-term debt) calculated at December 31, 2001 was 6.3 percent and at December 31, 2000 was 6.6 percent. Unused short-term credit lines totaled approximately CHF 1 040 million at December 31, 2001 and CHF 1 229 million at December 31, 2000.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


12. Long-term debt                                                                           2001          2000
----------------------------------------------------------------------------------------------------------------

Bonds and Euro Medium-Term Notes                                                            2 585         2 648
Convertible bonds                                                                           1 005         1 107
Amounts owed to credit institutions                                                            11             8
Other long-term debt                                                                           79            98
----------------------------------------------------------------------------------------------------------------
Total                                                                                       3 680         3 861
Less: current portion of long-term debt                                                         2             2
----------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                        3 678         3 859
----------------------------------------------------------------------------------------------------------------


Bonds and Euro Medium-Term Notes                                                             2001          2000
----------------------------------------------------------------------------------------------------------------
CHF  1 000  3.25% Straight Bonds, principal due 2008                                          982         1 011
CHF    300  3.25% Straight Bonds, principal due 2009                                          303           304
USD    178  U.S. pollution control and industrial development bonds, principal
              due between 2008 and 2028 (weighted average interest rate of 3.22 %)            291           298

----------------------------------------------------------------------------------------------------------------
Total Bonds                                                                                 1 576         1 613
----------------------------------------------------------------------------------------------------------------
GBP      243     6.50%     Euro Medium-Term Note, principal due 2013                          563           584
USD      175     6.125%    Euro Medium-Term Note, principal due 2003                          277           275
EUR    114(1)    4.875%    Euro Medium-Term Note, principal due 2005                          169           176
----------------------------------------------------------------------------------------------------------------
Total Euro Medium-Term Notes                                                                1 009         1 035
----------------------------------------------------------------------------------------------------------------
Total Bonds and Euro Medium-Term Notes                                                      2 585         2 648
----------------------------------------------------------------------------------------------------------------

(1) The underlying note is denominated in German marks (DEM 223).

     The Company maintains a Euro Medium-Term Note program, under which the Company may issue up to USD 2 000 million multicurrency unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates.

     In June 1998, the Company issued a USD 300 million Euro Medium-Term Note (reduced to USD 175 million in 2000) with a 6.125% U.S. dollar fixed interest rate. In connection with this Note, the Company entered into certain interest and principal currency swaps in 1998, all of which were canceled in 2000.

     In July 1998, the Company issued USD 687 million unsecured, unsubordinated convertible bonds, due 2003, with a 1.25% fixed interest rate. The bonds are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share, the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds. The Company had 3 461 399 shares (2000: 3 783 582 shares) of treasury stock reserved for the potential conversion.

     The annual maturities of long-term debt outstanding at December 31, 2001 are as follows: 2002 CHF 2 million; 2003 CHF 1 374 million; 2004
CHF 2 million; 2005 CHF 167 million; 2006 CHF 2 million; 2007 and thereafter CHF 2 167 million.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


13. Income taxes
------------------------------------------------------------------------------

      The provision for income taxes in 2001, 2000 and 1999 from continuing operations consists of the following:

------------------------------------------------------------------------------
                                                   2001      2000      1999
------------------------------------------------------------------------------

Current provision                                    91        49       82
Deferred provision                                   87       179       35
------------------------------------------------------------------------------
Total provision for income taxes                    178       228      117
------------------------------------------------------------------------------

     The Company is incorporated in Switzerland but operates in numerous countries with differing tax laws and rates. The income before income taxes and provision for income taxes are generated primarily outside of Switzerland. Therefore, the weighted average expected tax rate (computed by multiplying the statutory rate applicable to each local subsidiary's income or loss) may vary between periods reflecting the income or losses generated in each country. The main factors causing the effective tax rate to differ from the expected tax rate are:

------------------------------------------------------------------------------
                                                   2001      2000      1999
                                                      %         %         %
------------------------------------------------------------------------------
Expected tax rate                                    30        30        30
Non-deductible items                                  7        14         7
Tax free income                                     (2)       (1)       (3)
Income taxed at reduced rates                       (3)         0       (2)
Changes in valuation allowance                        1      (11)       (1)
Other                                               (1)         3         2
----------------------------------------------------------------------------
Effective tax rate                                   32        35        33
------------------------------------------------------------------------------

     "Non-deductible items" includes the tax effect of amortization of goodwill and other intangibles. In 2000, also included is the tax effect of the impairment loss on certain of the Company's equity investments (see Note
10) and the effect of certain taxable income in one of the Company's subsidiaries that was not recognized for financial accounting purposes.

     In 2001, the change in valuation allowance is primarily the result of not recognizing the full benefit from loss carryforwards in certain tax jurisdictions as their realization was not certain. In 2000 and 1999 the change in valuation allowance is primarily the result of the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as realization was uncertain at the time of their origination.

     In 2001, "Other" includes approximately 3 percent for the effect of a tax payment in Italy (the "Imposta Sostitutiva") that permitted the future tax deductibility of Prochimica s.r.l.'s goodwill amortization, 3 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in one of the Company's subsidiaries that was not recognized for financial reporting purposes. In prior years, "Other " includes approximately 2 percent in 2000 and 1 percent in 1999, reflecting the effect of the reduction in the German statutory tax rates on the year-end 2000 and 1999 net deferred tax asset balances of the Company's German subsidiaries.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2001 and 2000, were as follows:

------------------------------------------------------------------------------
                                                              2001       2000
------------------------------------------------------------------------------

Deferred tax assets
Pensions and other employee compensation                       104         91
Inventory                                                       44         48
Restructuring and special charges                               22         84
Environmental reserves                                         241        259
Tax loss carryforwards                                         170        135
Other                                                           45         33

------------------------------------------------------------------------------

Gross deferred tax assets                                      626        650
Valuation allowance                                          (146)      (143)

------------------------------------------------------------------------------

Net deferred tax assets                                        480        507

------------------------------------------------------------------------------

Deferred tax liabilities
Property, plant and equipment                                (429)      (394)
Other                                                        (186)      (160)

------------------------------------------------------------------------------

Gross deferred tax liabilities                               (615)      (554)

------------------------------------------------------------------------------

Net deferred tax liabilities                                 (135)       (47)

------------------------------------------------------------------------------

Included in
Prepaid and other current assets                               191        222
Other assets                                                   168        157
Accruals and other current liabilities                       (115)      (109)
Deferred income taxes                                        (379)      (317)

------------------------------------------------------------------------------

Net deferred tax liabilities                                 (135)       (47)

------------------------------------------------------------------------------

     In management's opinion the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company's operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 478 million, of which CHF 88 million will expire in the next five years and CHF 240 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2001, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 300 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings as it is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to Switzerland.


14. Other liabilities                                         2001       2000
------------------------------------------------------------------------------

Environmental remediation and compliance                       717        737
Retirement and postemployment benefits                         625        577
Other                                                          346        409
------------------------------------------------------------------------------
Total                                                        1 688      1 723
------------------------------------------------------------------------------

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


15. Shareholders' equity
------------------------------------------------------------------------------

     On April 20, 1998 the Company's shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 10 per share. While 2 million shares are reserved for employee stock option plans, 4 million are primarily reserved for an issuance under future convertible bonds and similar debt instruments. After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may also be issued until April 13, 2002 without any restriction.

     The Company sold 1 929 453 shares in 2001 (4 862 shares in 2000 and 1 679 shares in 1999) of treasury stock at market prices. In addition, in 2001, the Company purchased 1 855 966 shares of treasury stock (2000: 391 177 shares of treasury stock and none in 1999) at market prices.

     The Company designated a total of 5 278 224 shares in 2001 (5 485 963 shares in 2000 and 5 304 753 shares in 1999) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and for the potential share issuance under its outstanding convertible bonds (see Notes 12 and 16). The remaining 709 723 shares in 2001 (575 471 shares in 2000 and 370 366 shares in 1999) of treasury stock have been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive income are as follows:
------------------------------------------------------------------------------
                                                             2001       2000
------------------------------------------------------------------------------

Currency translation adjustment                              (199)      (117)
Unrealized gains/(losses) on available-for-sale securities    (23)          0
Minimum pension liability                                     (19)          0
Other                                                            1          1
------------------------------------------------------------------------------
Accumulated other comprehensive income                       (240)      (116)
------------------------------------------------------------------------------

     The deferred tax effect on the unrealized gains/(losses) on available-for-sale securities is a benefit of CHF 14 million in 2001 and CHF 0 million in 2000. The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 12 million in 2001. The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.


16. Stock based compensation plans
------------------------------------------------------------------------------

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. A description of the terms of the Company's plans are presented in the following paragraphs.

     LEAP - In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the shares at the grant date. The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares will be released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As a result of terminations from the program, a total of 66 682 options (2000: 60 418 options; 1999: 58 148 options) have been returned to the Company.

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

     CAPS - In 1997, the Company established a Capital Appreciation Performance Share Plan for key executives and non-executive Board members (participants). In accordance with the CAPS, participants were granted rights to receive one share of common stock of the Company for each right granted in the event that the closing share price on any seven days up to August 31, 2001, the date the share option expires, equaled or exceeded CHF 264 per share (which was double the price at the initial grant date in August 1997). Under the program a total of 5 participants were granted 8 192 rights in 1998 and 333 participants were granted 342 572 rights in 1997. As the conditions of the CAPS were not met by August 31, 2001, all share options under this program expired unexercised. No compensation expense was ever recorded under this plan as the target price was never reached.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     LTIP - In 1998, the Company established a Long-Term Incentive Plan which grants options and, beginning in 2000, may also include grants of restricted shares of common stock of the Company to senior management, other employees and non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2001, 2000 and 1999, no compensation expense was recorded for the options issued under this plan.

     The following table summarizes option activity under the LTIP during 2001, 2000 and 1999:
------------------------------------------------------------------------------

                                                                Weighted
                                                                 average          Options
                                                          exercise price      outstanding
------------------------------------------------------------------------------------------
Balance at December 31, 1998                                         165          351 055
Options granted                                                      113          521 088
Options canceled/forfeited                                           152         (14 235)
------------------------------------------------------------------------------------------
Balance at December 31, 1999                                         134          857 908
------------------------------------------------------------------------------------------
Options granted                                                      108          461 210
Options canceled/forfeited                                           118         (19 218)
------------------------------------------------------------------------------------------
Balance at December 31, 2000                                         125        1 299 900
------------------------------------------------------------------------------------------
Options granted                                                      112         461 444
Options issued on conversion of stock appreciation rights            165          60 799
Options canceled/forfeited                                           115         (43 694)
------------------------------------------------------------------------------------------
Balance at December 31, 2001                                         123        1 778 449
------------------------------------------------------------------------------------------

     In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165, which equaled the market value of the common stock at grant date. These rights entitle the participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. In March 2001, the remaining 60 799 stock appreciation rights under this plan were, according to the provisions of the plan, converted to stock options with an exercise price of CHF 165. In 2001, 2000 and 1999, no compensation expense was recognized on the stock appreciation rights.

     The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:
------------------------------------------------------------------------------

                                           Stock Options Outstanding             Stock Options Exercisable
                                       -----------------------------------   -----------------------------------

                                                         Weighted average                      Weighted average
                                               Number of        remaining            Number of        remaining
    Exercise price Weighted average          outstanding contractual life          outstanding contractual life
             range   exercise price              options       (in years)              options       (in years)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
         108 - 115           111.13            1 383 431              5.1              178 034              7.6
               165           165.00              395 018              2.7              395 018              2.7
----------------------------------------------------------------------------------------------------------------
                                               1 778 449                               573 052
------------------------------------------------------------------------------------------------------------------

     In connection with the LTIP 2000, the Company granted 33 288 restricted shares of common stock, which are restricted for three years from the date of grant, to 376 participants. The market value of the common stock at date of grant was CHF 108 per share. Compensation expense of approximately CHF 3.6 million has been recognized in 2000 related to the grant of these shares.

     In connection with the LTIP 2001, the Company granted 96 729 restricted shares of common stock, which are restricted for three years from the date of grant, to 639 participants. These restricted shares were granted as part of the payment of the 2000 incentive bonus, which was recorded as compensation expense in 2000. The market value of the common stock at date of grant was CHF 112 per share.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     LEXIP - In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase
6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price of the options is the market value of the shares of common stock at the date of the grant, CHF 183. These options vest after four years and expire after seven years from date of grant. As of December 31, 2001, 12 560 of the stock options have been forfeited. In 2001, 2000 and 1999, no compensation expense was recorded under this plan.

     ESOP - In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares, pursuant to the Company's "Employee Share Ownership Plan". During 2001, 2 279 employees (2000:
2 836 employees; 1999: 3 515 employees) purchased 40 069 shares (2000: 50 099 shares; 1999: 63 929 shares) for which approximately CHF 4 million (2000: CHF 5 million; 1999: CHF 6 million) was paid to the Company. In 2001, 2000 and 1999, no compensation expense was recorded under this plan.

     MAB - In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most Swiss employees (as an enhancement to their pension plan arrangements) the right to purchase 20 shares of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price is adjusted). The rights vest at the grant date and become exerciseable at the date of the employees' retirement or termination. As of December 31, 2001, 393 300 rights (2000: 307 060 rights; 1999: 223 800 rights) have been granted and 90 560 rights (2000: 74 300 rights; 1999: 35 160 rights) were exercised. Compensation expense is recorded in the year the rights are granted and in 2001 CHF 8 million (CHF 10 million in 2000 and in 1999) of compensation expense was recorded under this plan.

     PSP - In 2001, the Company established a Performance Share Plan for selected key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company's share price and the Company's TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 1 250 rights have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded under this plan in 2001.

Change in control and reserve of shares

     Upon a change in control of the Company (defined as for LEAP 30 percent, for LTIP 2001, 2000 and 1999 33.33 percent, LTIP 1998 50 percent and for PSP 20 percent, such percentage, in each case, as a percentage of total voting power. Additionally, for the PSP in a merger where the Company's shareholders retain less than 50 percent of total voting power or the Company's board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     To cover demands for future option plans that may be established in the next five years, the Company plans to purchase up to 5 percent of its common stock (exclusive of the shares purchased from Novartis AG in the spin-off). At December 31, 2001, the Company had 1.8 million shares (2000: 1.7 million shares; 1999: 1.2 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

Pro forma disclosure

     The pro forma net income and earnings per share for 2001, 2000 and 1999 have been determined as if the Company had used the fair value method of accounting for its stock option grants and employee share ownership plan in accordance with the provisions of SFAS No. 123.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2001, 2000 and 1999, based on the vesting or service period over which the awards are earned.

----------------------------------------------------------------------------------------------------------------
Year-ended December 31,                                                         2001         2000          1999
----------------------------------------------------------------------------------------------------------------
Pro forma income from continuing operations                                     368           410           224
Pro forma income from discontinued operations                                     0            34            87
Cumulative effects of change in accounting principles, net of tax                 2             0             0
----------------------------------------------------------------------------------------------------------------
Pro forma net income                                                            370           444           311
----------------------------------------------------------------------------------------------------------------
Pro forma earnings per share - basic and diluted:
Continuing operations                                                          5.53          6.19          3.37
Discontinued operations                                                           -          0.50          1.31
Cumulative effects of a change in accounting principle                         0.04             -             -
----------------------------------------------------------------------------------------------------------------
Pro forma net income per share                                                 5.57          6.69          4.68
----------------------------------------------------------------------------------------------------------------
     The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:
----------------------------------------------------------------------------------------------------------------
Year-ended December 31,                                                        2001          2000          1999
----------------------------------------------------------------------------------------------------------------
Expected option lives in years                                                 7.04          7.36          6.82
Expected volatility in percentage                                             29.93         32.36         40.29
Risk-free interest rate in percentage                                          3.60          3.94          2.06
Expected dividend yield in percentage                                          1.80          1.85          1.71
Weighted average fair value in CHF                                            33.13         36.14         42.91
----------------------------------------------------------------------------------------------------------------


17. Retirement benefits
------------------------------------------------------------------------------
Pension plans

     Employees receive and the Company funds pensions and retirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined benefit and defined contribution plans.

Defined contribution plans:

     In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 19 million in 2001, CHF 19 million in 2000 and CHF 13 million in 1999.

Defined benefit plans

     Benefits are generally based on years of service, levels of compensation or stated amounts for each year of service.

     The components of net pension and postretirement expense for the Company-sponsored defined benefit plans were:

----------------------------------------------------------------------------------------------------------------
                                                      Pension benefits              Postretirement benefits
                                               -------------------------------- --------------------------------
                                                      2001      2000      1999        2001       2000      1999
                                               -------------------------------- --------------------------------
Major plans:
   Service cost                                         92       114       120           1          1         2
   Interest cost                                       185       162       161           5          5         4
   Expected return on plan assets                    (252)     (239)     (216)           0          0         0
   Amortization of prior service cost                    0       (3)         0         (1)        (1)       (1)
   Other (gains), losses and amortization,            (38)      (36)      (35)           0        (3)       (4)
   net
---------------------------------------------- -------------------------------- --------------------------------
Benefit expense (income) major plans                  (13)       (2)        30           5          2         1
Other plans                                              2         3         1           0          0         0
---------------------------------------------- -------------------------------- --------------------------------
Total benefit expense (income)(1)                     (11)         1        31           5          2         1
---------------------------------------------- -------------------------------- --------------------------------
Continuing operations                                 (11)         1        26           5          2         0
Discontinuing operations                                 0         0         5           0          0         1
---------------------------------------------- -------------------------------- --------------------------------
Total benefit expense (income)(1)                     (11)         1        31           5          2         1
----------------------------------------------------------------------------------------------------------------

(1) In connection with the sale of the Performance Polymers business on May 31, 2000 (see Note 3), the pension benefits and post-retirement benefits, liabilities and related assets for the active employees and certain retirees of the Performance Polymers business were assumed by the purchaser. For 1999, the components of pension expense and the components reconciling the changes in the projected benefit obligation, the changes in the fair value of assets, and the funded status have not been restated for amounts related to continuing and discontinued operations as no detailed information was available. An estimate of the prepaid (accrued) pension cost and pension expense allocable to the Performance Polymers business has been included in discontinued operations.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     For the Company's major plans, the following table provides a reconciliation of the changes in the benefit obligation, the changes in the fair value of assets, and the funded status of the plans as of December 31, 2001 and 2000:

----------------------------------------------------------------------------------------------------------------
                                                                Pension benefits        Postretirement benefits
                                                            ----------------------------------------------------
                                                                2001          2000           2001          2000
                                                            ----------------------------------------------------

Benefit obligation, beginning of year                          3 340         3 588             66            73
   Service cost                                                   92           114              1             1
   Interest cost                                                 185           162              5             5
   Participant contributions                                      20            23              2             0
   Actuarial (gain) loss                                          74          (33)              1           (2)
   Plan amendments                                                 7           (4)              0           (2)
   Change in consolidation scope                                   0         (339)              0           (8)
   Benefits paid                                               (157)         (141)            (7)           (5)
   Foreign currency translation                                 (65)          (30)            (1)             4
   Other                                                          36             0              0             0
----------------------------------------------------- ----------------------------------------------------------
Benefit obligation, end of year                                3 532         3 340             67            66
----------------------------------------------------- ----------------------------------------------------------

Plan assets, beginning of year                                 3 939         3 862              0             0
   Actual return on plan assets                                (505)           463              0             0
   Employer contributions                                         60            59              5             5
   Participant contributions                                      20            23              2             0
   Change in consolidation scope                                   0         (302)              0             0
   Benefits paid                                               (157)         (141)            (7)           (5)
   Foreign currency translation                                 (53)          (25)              0             0
   Other                                                        (12)             0              0             0
----------------------------------------------------- ----------------------------------------------------------
Plan assets, end of year                                       3 292         3 939              0             0
----------------------------------------------------- ----------------------------------------------------------
Funded status                                                  (240)           599           (67)          (66)
Unrecognized net (gain) loss                                     415         (510)           (17)          (19)
Unrecognized prior service cost                                  (9)           (4)            (8)           (9)
----------------------------------------------------- ----------------------------------------------------------
Net amount recognized, major plans(1)                            166            85           (92)          (94)
Other plans                                                      (9)           (9)              0             0
----------------------------------------------------- ----------------------------------------------------------
Total net amount recognized                                      157            76           (92)          (94)
----------------------------------------------------- ----------------------------------------------------------

(1) Refer to footnote (1) to the previous table.

     Certain of the Company's pension plans have accumulated benefit obligations that exceed plan assets by CHF 501 million in 2001 and CHF 425 million in 2000. Those plans have aggregate accumulated benefit obligations of CHF 882 million in 2001 and CHF 464 million in 2000 and plan assets of CHF 381 million in 2001 and CHF 39 million in 2000. These unfunded plans are mainly in Germany, where in line with local practices, the Company has not funded the pension plans of its German subsidiaries. This results in accrued pension costs, which exceed the unfunded accumulated benefit obligation of approximately CHF 435 million in 2001 and CHF 438 million in 2000.

     The Company recognizes a minimum pension liability for pension plans when the accrued pension cost for the plan is less than the unfunded accumulated benefit obligation. This minimum pension liability has no impact on income. In 2001, the Company recorded a minimum pension liability of CHF 53 million, which was offset by recording an intangible asset of CHF 22 million and by reducing equity through accumulated other comprehensive income of CHF 31 million, before tax of CHF 12 million.

     The amounts recognized in the Consolidated Balance Sheets as of December 31, 2001 and 2000, related to retirement benefits consists of the following:

----------------------------------------------------------------------------------------------------------------
                                                                Pension benefits        Postretirement benefits
                                                            ----------------------------------------------------
                                                               2001          2000            2001          2000
                                                            ----------------------------------------------------
Prepaid benefit cost                                            650           565              0             0
Accrued benefit liability                                     (546)          (489)           (92)          (94)
Intangible asset                                                 22             0              0             0
Accumulated other comprehensive income                           31             0              0             0
----------------------------------------------------------------------------------------------------------------
Total net amount recognized                                     157          76              (92)          (94)
----------------------------------------------------------------------------------------------------------------

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


     The weighted average key actuarial assumptions used to compute the benefit obligations were as follows:

----------------------------------------------------------------------------------------------------------------
                                                          Pension benefits          Postretirement benefits
                                                   -------------------------------------------------------------
                                                         2001      2000      1999      2001      2000      1999
                                                   -------------------------------------------------------------

Discount (interest rate)                                 5.3%      5.5%      4.9%      7.2%      7.7%      7.4%
Rate of increase in compensation levels                  2.9%      3.2%      2.8%      n.a.      n.a.      n.a.
Expected long-term rate of return on plan assets         6.5%      6.3%      6.4%      n.a.      n.a.      n.a.
----------------------------------------------------------------------------------------------------------------

     The weighted average healthcare cost trend rate is 9.5 percent for 2002 and is assumed to decrease to an ultimate trend rate of 5.0 percent in 2008. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2001 accumulated postretirement benefit obligation by approximately CHF 3 million and the annual postretirement benefit cost by approximately CHF 0.3 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2001 accumulated postretirement benefit obligation by approximately CHF 2 million and the annual postretirement benefit cost by approximately CHF 0.3 million.

     The market value of the Company's shares held by its various pension plans was approximately CHF 52 million as of December 31, 2001, CHF 55 million as of December 31, 2000, and CHF 47 million as of December 31, 1999.

Number of personnel and personnel expenses

     The Company employed in its continuing operations 19 683 employees at December 31, 2001, 20 306 at December 31, 2000, and 20 117 at December 31, 1999. The Company's salaries and wages, including social charges in its continuing operations were CHF 1 796 million in 2001, CHF 2 047 million in 2000 and CHF 1 836 million in 1999. The Company employed in its discontinued operations 3 072 employees at December 31, 1999. The Company's salaries and wages, including social charges in its discontinued operations were CHF 130 million for the five month period ended May 31, 2000, the date of Polymers divestment, and were CHF 284 million in 1999.


18. Earnings per share
------------------------------------------------------------------------------

     In 2001, 2000 and 1999 there was no difference in basic and diluted earnings per share. In 2001 and 2000, basic and diluted weighted average numbers of shares outstanding were the same and amounted to 66 419 147 in 2001 and 66 311 879 in 2000. In 1999, basic weighted average number of share outstanding were 66 454 357 and diluted weighted average shares outstanding were 66 462 898, reflecting the 8 541 incremental shares for stock option plans. This difference in diluted weighted average number of shares outstanding was not material for the calculation of diluted earnings per share. For purposes of calculating basic and diluted earnings per share in 2001, 2000 and 1999, there was no required adjustment to the reported income from continuing operations, discontinued operations or in net income.

     The calculation of diluted earnings per share considers the effect of the Company's outstanding convertible bonds and stock options as further described in the following paragraphs.

     Diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in 1998, were converted at the beginning of the year in 2001, 2000 and in 1999, with related interest and common shares adjusted accordingly, and (ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of those stock options for which the average stock market price exceeded the exercise price, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. These two calculations are not considered in calculating diluted earnings per share if the effect would be antidilutive, that is the diluted earnings per share would be higher than the basic earnings per share.

     For the years ended December 31, 2001, 2000 and 1999, the calculation of diluted earnings per share excluded the assumed conversion of the 1.25 percent convertible bonds, issued July 1998, due 2003, as their inclusion would have been antidilutive.

     In 2001, the calculation of diluted earnings per share excluded 1 768 952 stock options (2000: 1 297 543 stock options; 1999: 417 153 stock options) with exercise prices between CHF 108 and CHF 183 as their exercise prices were greater than the average market price of the common shares for the year.

Ciba Specialty Chemicals
Notes to Consolidated Financial Statements
(in millions of Swiss francs except share and per share data)


19. Related party transactions
------------------------------------------------------------------------------
Transactions with associated companies

     The Company had receivables with associated companies of CHF 0 million in 2001 and CHF 12 million in 2000. Investments in affiliates of CHF 157 million in 2001 and CHF 278 million in 2000 are included in financial investments and are described in Note 8.

     Loans receivable from equity affiliates of CHF 10 million in 2001 and CHF 52 million in 2000 are included in other assets. Included is a loan to CIMO Compagnie Industrielle de Monthey SA, of CHF 10 million in 2001 and 2000, which bears interest at 3 percent in 2001 (2000: 2 percent). In 2000, a variable interest rate loan from Hexcel Corporation was outstanding and amounted to CHF 42 million (USD 25 million). This loan was repaid in 2001.

     The Company had payables and accrued expenses to equity affiliates of CHF 11 million in 2001 and CHF 46 million in 2000.

Other

     The fair value of the compensation paid to members of the Board of Directors was CHF 1.8 million in 2001, CHF 1.6 million in 2000 and CHF 1.5 million in 1999. There were no loans between the Company and members of the Board of Directors.



20. Commitments and contingencies
------------------------------------------------------------------------------
Lease Commitments

     The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2002 CHF 44 million; 2003 CHF 32 million; 2004 CHF 56 million; 2005 CHF 18 million; 2006 CHF 6 million; 2007 and thereafter CHF 7 million. Rental expense amounted to CHF 74 million in 2001, CHF 85 million in 2000 and CHF 75 million in 1999.

Purchase Commitments

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

Guarantees

     In the normal course of business, the Company has provided guarantees of approximately CHF 36 million. Although it is not practical to estimate their fair value, the Company does not expect to incur losses as a result of these guarantees.

Contingencies

     The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. In connection with its Toms River, New Jersey site in the United States, the Company has been named as a defendant in several actions (see "Environmental matters" below). Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     As a result of a dispute over certain agreements with third parties, in the context of the Company's divestment of the Performance Polymers Business in 2000, the third parties have initiated arbitration proceedings against the Company. Although the outcome cannot be predicted with certainty, management is of the opinion that this matter will not have any material adverse effects on the financial position or results of operations of the Company.

Taxes

     In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings have been initiated in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

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

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 748 million at December 31, 2001 and CHF 798 million at December 31, 2000 have been recorded in the accompanying Consolidated Balance Sheets. The main difference between 2001 and 2000 relates to changing foreign currency exchange rates, usage of the provisions, and updates to the estimated costs to complete outstanding claims and issues. The Company's environmental protection and improvement cash expenditures were approximately CHF 43 million in 2001 (CHF 47 million in 2000), including investments in construction, operations and development.

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

     In 1998, certain litigation matters related to sites located in the United States were settled with the insurance companies. The Company received the cash of approximately CHF 43 million, net of related legal costs incurred, in 1999 and such amount was included as a reduction in selling, general and administrative expenses in 1998. The Company has not reflected any potential insurance recoveries that may be available in the future.

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

     At its Toms River, New Jersey remediation site the Company agreed with the United States Environmental Protection Agency to implement the selected remedy, which involves design and construction of a large bio-remediation project over the next eight to ten years. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In connection with the former operation of the Ciba-Geigy plant in Toms River, the Company and two other companies were contacted by attorneys representing the interests of approximately 70 families, each of which has or had a child with cancer. These families claimed that the cancer was caused by exposure to contaminated drinking water and that the contamination was partly caused by the former operations at the plant. All parties engaged themselves in informal dispute resolution proceedings over the past 4 years, which led to a settlement in 2001. The total amount owed by the Company has been sufficiently provided for in its environmental provisions and will not have a material adverse effect on the Company's financial position or results of operations.

     In 2000, several actions were filed against the Company's subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The individual plaintiffs in these suits claim that the manufacturing operations at the Toms River plant from 1952 through its closure in 1996 are linked to and caused their damages. None of these plaintiffs were involved in the settlement described in the preceding paragraph. These cases are in the discovery stage of litigation. The Company does not believe these claims have merit and it is vigorously defending itself.

     The planning for the total clean-up of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the clean-up lies with eight chemical companies, including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

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


21. Valuation and qualifying accounts and reserves
------------------------------------------------------------------------------

Allowance for doubtful accounts

For the year ended December 31,                                                2001          2000          1999
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                    118           125           111
Additions (deductions) charged (credited) to cost and expenses, net              22            24            19
Other, net(1)                                                                  (20)          (30)           (8)
Currency adjustments                                                              0           (1)             3
----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          120           118           125
----------------------------------------------------------------------------------------------------------------


Allowance for obsolete and slow moving inventory

For the year ended December 31,                                                2001          2000          1999
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                     73            78            67
Additions (deductions) charged (credited) to cost and expenses, net               5            17             4
Other, net(1)                                                                  (13)          (22)             0
Currency adjustments                                                              1             0             7
----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           66            73            78
----------------------------------------------------------------------------------------------------------------


Deferred income tax valuation allowance

For the year ended December 31,                                                2001          2000          1999
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                    143           217           182
Additions (deductions) charged (credited) to cost and expenses, net               3          (70)           (5)
Other, net(1)                                                                     0           (8)            27
Currency adjustments                                                              0             4            13
----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          146           143           217
----------------------------------------------------------------------------------------------------------------

(1) Other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments.