Form 20-F/A
period 2001-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2002-02-08
CIK 1035497

As Filed with the Securities and Exchange Commission on February 8, 2002
_______________________________________________________________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F/A
(Mark One)
               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

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

     Compensation

     The aggregate amount of remuneration paid, including bonuses, by the Company during 2001 to the members of the Board, the executive and senior officers listed above and other members of management of the Company, the number of which - excluding the members of the Board - amounts to 26 persons, was approximately CHF 26.6 million, of which approximately CHF 1.8 million was the fair value of compensation paid to the members of the Board. The Company's aggregate accrual during 2001 for pension, retirement or other similar benefits for the members of the Board and the executive and senior officers of the Company was approximately CHF 0.9 million. As of January 31, 2002, the members of the Board and the executive and senior officers of the Company had a total of 309 032 options outstanding under the Company's various stock option and share ownership plans which are described under "Share Ownership". Base salaries are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily in relation to profitability and personal objectives, which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on corporate performance and on individual performance.

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

      Date:  February 8, 2002

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