Form 20-F
period 2002-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2003-02-04
CIK 1035497

As Filed with the Securities and Exchange Commission on February 4, 2003
________________________________________________________________________________


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 20-F

      (Mark One)


               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                      OR


           X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002

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



      Title of each class                             Name of each exchange
                                                      on which registered
---------------------------------               -------------------------------
   American Depositary shares,                       New York Stock Exchange
Each representing one half of one
ordinary share, nominal value CHF 9 per share



 Ordinary shares, par value CHF 9 per share*


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

                                     None
                                  ----------
                               (Title of Class)

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the
            period covered by the annual report, December 31, 2002.

                         72 130 117 Registered Shares
                      ----------------------------------

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

                         Yes      X          No
                               -------             -------

           Indicate by check mark which financial statement item the
                      registrant has elected to follow.

                       Item 17                 Item 18      X
                                -------                  -------

________________________________________________________________________________

                               Table of Contents
                                                                          Page


      Introduction

      Currency Translation....................................................1

      Cautionary Statement Regarding Forward-Looking Statements...............1


      PART I      ............................................................1

Item 1.           Identity of Directors, Senior Management and Advisors.......2

Item 2.           Offer Statistics and Expected Timetable.....................2

Item 3.           Key Information.............................................2

Item 4.           Information on the Company..................................8

Item 5.           Operating and Financial Review and Prospects...............29

Item 6.           Directors, Senior Management and Employees.................58

Item 7.           Major Shareholders and Related Party Transactions..........69

Item 8.           Financial Information......................................70

Item 9.           The Offer and Listing......................................71

Item 10.          Additional Information.....................................74

Item 11.          Quantitative and Qualitative Disclosures About Market......79
                    Risk

Item 12.          Description of Securities Other than Equity Securities.....79


      PART II     ...........................................................80

Item 13           Defaults, Dividend Arrearages and Delinquencies............80

Item 14.          Material Modifications to the Rights of Security Holders
                    and Use of Proceeds......................................80

Item 15.          Controls and Procedures....................................80

Item 16.          [Reserved].................................................80


      PART III    ...........................................................81

Item 17.          Financial Statements.......................................81

Item 18.          Financial Statements.......................................81

Item 19.          Exhibits...................................................81

                  Signature..................................................83

                                 Introduction

     This Annual Report on Form 20-F relates to the registered shares with a nominal value of 9 Swiss francs per share (the "Shares") of Ciba Specialty Chemicals Holding Inc., the American Depositary Shares ("ADSs"), each representing one half of one Share, and the American Depositary Receipts ("ADR") evidencing the ADSs under the Deposit Agreement among the Company, Citibank, N.A. (the "Depositary"), and the registered holders and beneficial owners from time to time of the ADRs.

     In this Annual Report, "Company" refers to Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries. In certain cases, where indicated or where the context requires it, "Company" refers to Ciba Specialty Chemicals Holding Inc.

     The consolidated financial statements and selected consolidated financial data as of December 31, 2002, 2001, 2000, 1999 and 1998, and for each of the years in the five-year period ended December 31, 2002 (the "Consolidated Financial Statements"), included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Statements in this Annual Report with respect to such financial information are based on U.S. GAAP information.

     All market share data contained in this Annual Report is based on management's estimates.

                             Currency Translation

     Unless otherwise indicated, all amounts herein are expressed in Swiss francs ("CHF") or United States dollars ("U.S. dollars", "dollars", "USD", "US$" or "$"). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002, which was CHF 1.3833 per US$ 1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2002, 2001 and 2000, and for each of the years in the three year period ended December 31, 2002, included in Item 18 of this Annual Report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.

                             Cautionary Statement
                    Regarding Forward-Looking Information

     This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company's management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook 2003, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company's reorganization and restructuring and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements. For more information regarding some of these factors, see "Item 3. Key Information-Risk Factors."

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

     The following comparative table of selected consolidated financial data presents EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and EBITDA margin. These non-U.S. GAAP financial indicators form part of the Company's value based management reporting system and are used by management to analyze the results of operations and financial condition of the Company. The Company derives EBITDA and EBITDA margin from financial measures prepared in accordance with U.S. GAAP. The way in which these financial indicators are derived is described in footnotes (11) and (12) at the end of this Selected Financial Data. Management is of the opinion that these financial indicators are an important measure of comparative operating performance of the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

     The selected consolidated financial data as of December 31, 2002, 2001, 2000, 1999 and 1998, and for each of the years in the five-year period ended December 31, 2002, have been taken or are derived from the audited consolidated financial statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP.

                                                                 2002        2001        2000        1999        1998
                                                           ------------------------------------------------------------
                                                                (in millions of CHF, except percentages, share,
                                                                    per share and number of employees data)
-----------------------------------------------------------------------------------------------------------------------
Results of operations(1)
Net sales  ..................................................   7 085       7 367       7 902       7 244       6 632
Operating income (loss)  ....................................     788         761         876         632       (528)
Income (loss) from continuing operations(2)  ................     406         380         418         238       (971)
Income (loss) from discontinued operations, net of tax(3)(4).       -           -          34          87        (13)
Cumulative effect of change in accounting principles, net
of tax(5)  ..................................................       -           2           -           -           -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)(6)  .......................................     406         382         452         325       (984)
-----------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
Continuing operations(2)  ...................................    5.92        5.72        6.31        3.58     (14.65)
Discontinued operations(4)  .................................       -           -        0.50        1.31      (0.20)
Cumulative effects of change in accounting principles(5)  ...       -        0.04           -           -           -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share(6)  .............................    5.92        5.76        6.81        4.89     (14.85)
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
Continuing operations(2)  ...................................    5.92        5.72        6.31        3.58     (14.65)
Discontinued operations(4)  .................................       -           -        0.50        1.31      (0.20)
Cumulative effects of change in accounting principles(5)  ...       -        0.04           -           -           -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share(6)  .............................    5.92        5.76        6.81        4.89     (14.85)
-----------------------------------------------------------------------------------------------------------------------
Equity per share(7)  ........................................   63.16       59.08       56.82       54.74       48.94
Dividend per share(8)  ......................................       -        2.00        2.00        2.00        2.00
Capital reduction per share(8) ..............................    3.00        1.00           -           -           -
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of Shares outstanding:
Basic  ....................................................68 549 964  66 419 147  66 311 879  66 454 357  66 293 130
Diluted  ..................................................68 575 058  66 419 147  66 311 879  66 462 898  66 293 130
-----------------------------------------------------------------------------------------------------------------------
Other data - continuing operations
Net sales development in CHF percentage  ....................    (4)%        (7)%          9%          9%          7%
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)  ....................................     788         761         876         632       (528)
Depreciation and amortization of other intangible assets  ...     385         408         406         402         380
Amortization of goodwill  ...................................       -          61          64          52          38
Restructuring and special charges(9)  .......................       -           -           2           -       1 286
-----------------------------------------------------------------------------------------------------------------------
EBITDA(10), before restructuring and special charges  .......   1 173       1 230       1 348       1 086       1 175
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin(11), before restructuring and special charges..   16.6%       16.7%       17.1%       15.0%       17.7%
EBIT margin(12)  ............................................   11.1%       10.3%       11.1%        8.7%      (8.0)%
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures  .......................................     250         259         249         267         396
Research and development  ...................................     294         276         293         256         249
Personnel costs  ............................................   1 752       1 796       2 047       1 836       1 883
-----------------------------------------------------------------------------------------------------------------------
Number of employees at year end  ............................  19 007      19 683      20 306      20 117      21 148
-----------------------------------------------------------------------------------------------------------------------



                                                                 2002        2001        2000        1999        1998
                                                           ------------------------------------------------------------
                                                                (in millions of CHF, except percentages, share,
                                                                    per share and number of employees data)
-----------------------------------------------------------------------------------------------------------------------

Results of operations as adjusted, excluding goodwill amortization(1)

Operating income (loss)  ....................................     788         822         940         684       (490)
Income (loss) from continuing operations(2)  ................     406         441         482         290       (933)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)(6)  .......................................     406         443         520         387       (934)
-----------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
Continuing operations(2)  ...................................    5.92        6.64        7.27        4.37     (14.08)
Net income (loss) per share(6)  .............................    5.92        6.68        7.83        5.83     (14.10)
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
Continuing operations(2)  ...................................    5.92        6.64        7.27        4.37     (14.08)
Net income (loss) per share(6)  .............................    5.92        6.68        7.83        5.83     (14.10)
-----------------------------------------------------------------------------------------------------------------------
Balance sheet data
-----------------------------------------------------------------------------------------------------------------------
Current assets  .............................................   5 314       4 827       4 797       4 272       4 284
Property, plant and equipment, net  .........................   3 196       3 565       3 787       3 914       3 853
Total assets  ...............................................  11 792      11 718      12 105      12 407      12 045
Short-term debt  ............................................   1 496         316         371       1 174       1 905
Long-term debt  .............................................   2 344       3 678       3 859       4 265       3 648
Common stock  ...............................................     649         721         721         721         721
Shareholders' equity  .......................................   4 354       3 908       3 754       3 638       3 252
-----------------------------------------------------------------------------------------------------------------------
Business Segment data(13)

Plastic Additives
Net sales  ..................................................   1 813       1 834       1 959       1 784       1 609
-----------------------------------------------------------------------------------------------------------------------
Operating income  ...........................................     245         275         319         279         276
Depreciation and amortization of other intangible assets          101         113         104          98          99
-----------------------------------------------------------------------------------------------------------------------
EBITDA(10)...................................................     346         388         423         377         375
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin(11)  ..........................................   19.1%       21.1%       21.6%       21.1%       23.3%
EBIT margin(12)  ............................................   13.5%       15.0%       16.3%       15.6%       17.2%
-----------------------------------------------------------------------------------------------------------------------

Coating Effects
Net sales  ..................................................   1 920       1 944       2 118       1 955       1 823
-----------------------------------------------------------------------------------------------------------------------
Operating income  ...........................................     341         312         371         307         299
Depreciation and amortization of other intangible assets  ...      99          99         104          96          93
-----------------------------------------------------------------------------------------------------------------------
EBITDA(10)...................................................     440         411         475         403         392
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin(11)  ..........................................   22.9%       21.1%       22.4%       20.6%       21.5%
EBIT margin(12)  ............................................   17.7%       16.1%       17.5%       15.7%       16.4%
-----------------------------------------------------------------------------------------------------------------------
Water & Paper Treatment(14)
Net sales  ..................................................   1 409       1 486       1 558       1 408       1 100
-----------------------------------------------------------------------------------------------------------------------
Operating income  ...........................................      98          65          92          50          81
Depreciation and amortization of other intangible assets ....      88          92          95         101          87
-----------------------------------------------------------------------------------------------------------------------
EBITDA(10)...................................................     186         157         187         151         168
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin(11)  ..........................................   13.2%       10.6%       12.0%       10.7%       15.3%
EBIT margin(12)  ............................................    7.0%        4.4%        5.9%        3.6%        7.4%
-----------------------------------------------------------------------------------------------------------------------
Textile Effects
Net sales  .....................................................1 544       1 673       1 841       1 683       1 678
-----------------------------------------------------------------------------------------------------------------------
Operating income  ................................................142         181         204         116         110
Depreciation and amortization of other intangible assets ......... 66          67          71          63          62
-----------------------------------------------------------------------------------------------------------------------
EBITDA(10)...................................................     208         248         275         179         172
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin(11)  ..........................................   13.5%       14.8%       14.9%       10.6%       10.2%
EBIT margin(12)  ............................................    9.2%       10.8%       11.1%        6.9%        6.6%
-----------------------------------------------------------------------------------------------------------------------
Home & Personal Care  .......................................
Net sales  ..................................................     399         430         426         414         422
Operating income  ...........................................      56          67          58          62          68
Depreciation and amortization of other intangible assets ....      26          28          22          23          23
-----------------------------------------------------------------------------------------------------------------------
EBITDA(10)...................................................      82          95          80          85          91
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin(11)  ..........................................   20.6%       22.2%       18.8%       20.5%       21.5%
EBIT margin(12)  ............................................   14.0%       15.7%       13.5%       15.0%       16.1%
-----------------------------------------------------------------------------------------------------------------------
Discontinued operations(15)
Performance Polymers business
Net sales  ..................................................       -           -         774       1 729       1 791
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)  ....................................       -           -          57         131        (17)
Gain on sale, net of tax  ...................................       -           -          34           -           -
-----------------------------------------------------------------------------------------------------------------------

(1) As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 are shown in the Summary of Selected Financial Data in the "Results of operations as adjusted, excluding goodwill amortization" section (see
     Note 1 to the Consolidated Financial Statements). For the year 2000 and prior years, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations (see footnote (11) below).
(2) Included in income from continuing operations is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000 and CHF 1 274 million or CHF 19.22 per share in 1998.
(3) The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company's Performance Polymers business which was sold on May 31, 2000. This gain includes income from operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. (See footnote (15) below).
(4) Included in income from discontinued operations is restructuring and special charges, net of tax of CHF 68 million or CHF 1.03 per share in 1998.
(5) As of January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. (see Note 1 to the Consolidated Financial Statements).
(6) Included in net income is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 342 million or CHF
     20.24 per share in 1998.
(7) Equity per share is calculated by dividing the total shareholders' equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.
(8) For 2002 the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on March 6, 2003. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 9 per share by CHF 3 per share to CHF 6 per share. The Company expects, subject to various conditions and approval, that the payments of the capital reduction will be made to the shareholders on May 23, 2003. The proposed capital reduction, based on the USD exchange rate of December 31, 2002 is USD 2.17 per share. Based on the US$ exchange rate at the payment date of June 28, 2002, the 2001 capital reduction per share was USD 0.67.
     Based on the US$ exchange rate at the respective payment dates of the 2001, 2000, 1999, and 1998 dividends, the US$ equivalent of the dividend per share was US$ 1.19, US$ 1.23, US$ 1.25 and US$ 1.36, respectively.
(9) Included in the 1998 restructuring and special charges is CHF 1 012 million for the write-off of acquired in-process research and development costs associated with the acquisition of Allied Colloids.
(10) EBITDA is calculated as operating income plus depreciation and amortization of other intangible assets and amortization of goodwill.
(11) EBITDA margin is EBITDA expressed as a percentage of net sales.
(12) EBIT margin is operating income (loss) expressed as a percentage of net sales.
(13) In 2002, the Company implemented SFAS No. 142 "Goodwill and Other Intangible Assets". As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation.
(14) The 1998 Financial data for the Water & Paper Treatment Segment includes the results of the Water & Paper treatment business acquired from Allied Colloids for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.
(15) Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division's business and do not include an allocation of the Company's interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements). Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000, CHF 10 million in 1999 and CHF 12 million in 1998.

         EXCHANGE RATE INFORMATION

     The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

                                                       Average(1)          High             Low       Period End
      -------------------------------------------------------------------------------------------------------------
      Year
      1998  .....................................        1.4509          1.5255          1.3485           1.3789
      1999  .....................................        1.5151          1.5991          1.4163           1.5991
      2000  .....................................        1.6930          1.8250          1.5526           1.6202
      2001  .....................................        1.6893          1.8185          1.5878           1.6598
      2002  .....................................        1.5566          1.7190          1.3833           1.3833
      -------------------------------------------------------------------------------------------------------------
      Months
      2002                   January  ..........................         1.7190          1.6417           1.7190
                             February  .........................         1.7179          1.6835           1.7025
                             March  ............................         1.7060          1.6568           1.6786
                             April  ............................         1.6740          1.6215           1.6216
                             May  ..............................         1.6155          1.5621           1.5693
                             June  .............................         1.5672          1.4885           1.4920
                             July  .............................         1.5062          1.4387           1.4833
                             August  ...........................         1.5188          1.4703           1.5007
                             September  ........................         1.5202          1.4730           1.4758
                             October  ..........................         1.5140          1.4793           1.4805
                             November  .........................         1.4895          1.4434           1.4645
                             December  .........................         1.4845          1.3833           1.3833

      2003                   January  ..........................         1.4015          1.3512           1.3683
-----------------------------------------------------------------------------------------------------------------

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

     RISK FACTORS

     Prospective purchasers and existing holders of the ADSs of the Company should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the ADSs. Information contained or incorporated by reference in this Annual Report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "opinion", "expects," "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company's beliefs about trends in the global economy, in the specialty chemicals industry and its views about the long-term future of the industry and the Company. See "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors `with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

     The Company is subject to various changing competitive, economic, political, legal and social conditions, including the following:

     AS AN INTERNATIONAL BUSINESS, THE COMPANY IS EXPOSED TO VARIOUS GLOBAL ECONOMIC, POLITICAL, SOCIAL AND LOCAL BUSINESS RISKS THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Company has a small home market for its products and has for many years operated on a global basis. The Company currently has manufacturing facilities in 25 countries and sales organizations in more than 120 countries. This means the Company is faced with different complex legal and regulatory requirements in many jurisdictions. These include tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries and different intellectual property regimes. The Company's international operations also expose it to different local business risks and challenges. The Company's overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business.

     The Company's results of operations and financial position also are affected by developments and trends in the world economy. The year 2002 was, for example, characterized by a continuous uncertain economic environment. The expected economic recovery in the United States and the rest of the NAFTA region did not fully occur. European economies, particularly the German, United Kingdom and French economies continued to remain weak. Economic performance in South America softened, compared to 2001, having been affected by the political and economic crises in the region. In the Asia-Pacific region, the Japanese market has not yet recovered from its lows of 1999, remaining sluggish throughout 2002. The China Region continued to grow, with real GDP growth remaining at between 7 to 8 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth. This was particularly accentuated in the United Kingdom. In the United States consumer demand remained relatively stable, due to significant incentives and rebates in several market sectors, particularly in the automotive sector.

     The economic conditions in the NAFTA, Europe, and parts of Asia-Pacific, particularly Japan may continue to worsen or not fully recover, which could have a material adverse effect on the Company's results of operations and financial position. In addition, an adverse development in the political and social stability in the regions where the Company operates, may have a material adverse effect on the Company's results and financial condition.

     THE COMPANY CURRENTLY HAS OPERATIONS IN MORE THAN 120 COUNTRIES, AND ITS RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY CURRENCY FLUCTUATIONS.

     The results of the operations and the financial position of the Company's subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company's Consolidated Financial Statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company's operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company's results between financial periods. The Company's results and financial condition are particularly affected by significant changes in the value of the Swiss franc, euro, U.S. dollar, Japanese yen, and British pound relative to each other. For more information, see "Item 5. Operating and Financial Review and Prospects--Currency Trends" in this Annual Report.

      SIGNIFICANT COMPETITION MAY FORCE THE COMPANY TO REDUCE ITS PRODUCT PRICES WHICH MAY ADVERSELY IMPACT ITS RESULTS OF OPERATIONS.

     The Company faces significant competition in the markets in which it operates. Although competition in specialty chemicals is based upon a number of considerations, such as product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, price competition does exist in certain of the Company's markets due to factors such as industry overcapacity and low-cost local competition. Increased price competition may also occur in certain product areas due to consolidation and globalization among the Company's customers and competitors and as industry segments mature. As a result of the trends toward global expansion and consolidation by competitors, the Company anticipates that it will continue to face new competitive challenges, continued price competition as well as additional risks inherent in international operations in developing regions.

     THE COMPANY'S INABILITY TO REMAIN TECHNOLOGICALLY INNOVATIVE AND TO OFFER IMPROVED PRODUCTS AND APPLICATIONS COST-EFFECTIVELY COULD NEGATIVELY IMPACT ITS OPERATING RESULTS.

     The Company's operating results depend to a significant extent on its ability to be a low-cost producer of its core products and to continue to introduce new products and applications that offer distinct value in use for its customers. In many of the industry sectors to which the Company sells its products, products are subject to a traditional product life cycle. The Company must devote significant resources to the development of new technologically advanced products and applications, and the Company may not be successful in these efforts at all times.

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

     The Company has in the past received and may continue to receive in the future communications asserting that certain of its products or their applications infringe on the proprietary rights of others. In the recent past, the Company has experienced a significant increase in intellectual property conflicts, either initiated by the Company or by third parties. In management's opinion there is no material pending litigation against the Company regarding any intellectual property claim but there could be in the future. Such legal proceedings or claims, with or without merit, and whether initiated by the Company or another party, could subject the Company to costly and time-consuming litigation and divert its research, technical and management personnel from their regular responsibilities. Furthermore, successful legal proceedings or claims against the Company could suspend the development and manufacture of products using the contested invention, or require the Company to pay substantial penalties or royalties.

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

     There have been in the past, and may be in the future, periods of time during which raw material price increases cannot be passed on to customers in whole or in part. Even in periods during which raw material prices decrease the Company may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of its products. Historically, the Company typically has not entered into significant hedging arrangements with respect to prices of raw materials but the Company has entered into long-term supply contracts for some raw materials. Any major dislocation in the supply or price of these raw materials or any material difference between the price the Company pays under its supply contracts and market price may have a material adverse effect on its financial condition and results of operations. Additionally, the Company requires raw materials to be of a satisfactory standard for manufacturing its products. Any deterioration in the quality of the raw materials available to the Company may adversely impact the Company's ability to manufacture its products to an acceptable standard and may have a material adverse effect on the results of its operations. Even if it could obtain acceptable substitute raw materials, the Company could incur increased expenses in securing the raw materials from an alternative source and suffer reduced profit margins and an adverse impact on its business.

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

     THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED BY RIGOROUS HEALTH AND SAFETY REGULATION.

     Certain of the Company's products are subject to rigorous health and safety regulations. There is a risk that key raw materials or one of the Company's products may be recharacterized as or found to have a toxicological or health related impact on the environment or on its customers or employees. Health and safety regulations are continually strengthened and relevant raw materials or products may be banned or the Company may incur increased costs in complying with new requirements.

     LIABILITIES ARISING FROM THE DEVELOPMENT, MANUFACTURING AND USE OF THE COMPANY'S PRODUCTS MAY ADVERSELY IMPACT THE COMPANY'S FINANCIAL CONDITION.

     The Company's operations are subject to various hazards associated with the production of chemicals, including the use, handling, processing, storage and transportation of hazardous materials. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and environmental damage, and may result in the suspension of operations and the imposition of civil and criminal liabilities. The Company has been subject to claims of injury from direct exposure to such materials and from indirect exposure when such materials are incorporated into other companies' products. As a result of past or future operations, there may be additional claims of injury by employees or members of the public due to exposure, or alleged exposure, to such materials. Furthermore, the Company also has exposure to present and future claims with respect to workplace exposure, workers' compensation and other matters arising from events both prior to and after the date of this Annual Report. The Company cannot predict the actual amount of these liabilities or the timing thereof, if any.

     CHANGE OF CONTROL PROVISIONS AND LIMITATIONS ON SHAREHOLDER VOTING RIGHTS MAY RENDER THE COMPANY AN UNATTRACTIVE TARGET FOR ANY TRANSACTION IN WHICH THE COMPANY'S INVESTORS COULD RECEIVE A PREMIUM FOR THEIR SHARES OR ADSS.

     Certain contractual arrangements with Novartis and restrictions on the voting rights of shareholders of the Company may make an acquisition of the Company less likely, and thus may limit any opportunity for the Company's shareholders to receive a premium for their Shares or ADSs. Because the spin-off of the Company from Novartis qualified as a tax exempt transaction under Swiss tax law, the Company may be restricted from disposing of certain assets, and may face adverse Swiss tax consequences if a change of control in the Company occurs. Similarly, the Company may face adverse tax consequences in foreign jurisdictions if certain material parts of the business are divested. Accelerated vesting provisions and the elimination of restriction periods under one or more employee incentive plans instituted by the Company could result in a significant cost to the Company in the event of a change of control not recommended by the Company's board of directors.

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

     The introduction of the euro in twelve of the fifteen member states of the European Union may continue to have an impact on the Company's operations. These potential impacts include, but are not limited to, increased cross-border price transparency and tax and legal implications (such as easier harmonization).

     THE COMPANY'S SHARE PRICE MAY BE HIGHLY VOLATILE AND SUBJECT TO SUDDEN AND SIGNIFICANT DROPS.

     The trading price of the Shares and the ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in the Company's financial performance, regulatory and business conditions in the specialty chemicals industry, general economic trends and other factors, some of which are unrelated to the operating performance of the Company. For more information on the historical price ranges of the Company's shares and the ADSs see "Item 9. The Offer and Listing - Principal Trading Market and Price Range.". From time to time, following periods of volatility in the market price of a company's securities, securities litigation has been instituted against that company. The institution of any such litigation against the Company could result in substantial costs and a diversion of the Company's management's attention and resources, which could materially adversely affect its business, results of operation and financial condition.

     THE COMPANY'S INABILITY TO SUCCESSFULLY MANAGE AND INTEGRATE BUSINESSES ACQUIRED OR ITS ALLIANCES MAY ADVERSELY IMPACT THE COMPANY'S RESULTS OPERATIONS AND FINANCIAL CONDITION.

     The Company has made and expects to continue to make acquisitions and to enter into alliances from time to time. Acquisitions and alliances present significant challenges and risks relating to the integration of the acquired business into the existing business of the Company. There can be no assurances that the Company will manage the integration of acquisitions and alliances successfully.

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

     On March 7, 1996, the boards of directors of Ciba-Geigy and Sandoz announced the merger of the two companies to form Novartis (the "Merger"). The Merger was approved at the shareholders' meetings of Ciba-Geigy and Sandoz on April 23, 1996 and April 24, 1996, respectively. As part of their vote on the Merger, the shareholders of Ciba-Geigy and Sandoz also approved the spin-off to the stockholders of Novartis of Ciba-Geigy's specialty chemicals divisions at that time, Additives, Consumer Care, Performance Polymers, Pigments and Textile Dyes (the "Spin-off") (in 1998, Pigments and Textile Dyes were combined by the Company to form the Colors division). The Merger became effective on December 20, 1996. On March 13, 1997, the former Ciba-Geigy specialty chemical divisions were listed on the Swiss Exchange as an independent new enterprise, Ciba Specialty Chemicals Holding Inc.

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

     In early 2001, the Company implemented a new organizational structure comprising five segments ("Segments") focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of the Segments is to provide the best and most complete service to its customers' industries and strive for market leadership in its respective area. To ensure that innovation efforts are successfully shared across Segments a corporate technology office under the leadership of a Chief Technology Officer was created. All Segments share support functions such as finance and accounting, human resources, communications, legal, information technology (IT) infrastructure and supply chain services.

     While each Segment has a lasting role in providing for a well-balanced portfolio for the Company, they are positioned for growth and higher profitability through different approaches: innovation (Plastic Additives and Coating Effects), cost leadership (Textile Effects) and by concentrating on business growth (Water & Paper Treatment and Home & Personal Care).

     To accelerate the speed of decision-making and implementation, the Company's new structure ended the dual business responsibility between divisions and business units and allocated the full responsibility to the Segments. This speeded up decision-making and implementation allowing the Company to become faster and more flexible, gaining a competitive advantage in a fast-changing environment. Support functions are provided through shared structures on a global basis. As part of the reorganization, the Company initiated an integration of its previous three supply chains into a single global supply chain. This initiative is ongoing and is expected to be completed in 2003. Additionally, the Company is moving towards an integrated e-business platform and standardized core processes for finance, human resources, information technology and communications. These integration and standardization actions allows the Segments to devote their full attention to meeting customer needs.

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

     To expand the flame retardant business of Plastic Additives and its offerings to combine flame retardancy with other effect additives in customized solutions, the Company, in May 2002, purchased Melapur B.V. ("Melapur") from DSM N.V. for approximately CHF 22 million. Melapur markets and distributes halogen-free melamine-based flame retardants. If the Melapur business reaches certain sales milestones over the next three years, additional purchase consideration of up to CHF 5 million (euro 3.5 million) will be paid to DSM N.V.

     Capital expenditures

     Ciba Specialty Chemicals' aggregate capital expenditures for property, plant and equipment were CHF 250 million in 2002, CHF 259 million in 2001 and CHF 249 million in 2000. In 2002 and 2001, capital expenditures were focused primarily on efficiency and safety improvement-related items. The Company has also continued to make some major investments in the imaging & inks, coatings and plastics business lines of Coating Effects (the quinacridone project in the United States, which was finished in 2001) and the core Water & Paper Treatment business (increasing the production for cationic monomers in the United States, which was finished in 2001).

     BUSINESS OVERVIEW

     Ciba Specialty Chemicals is one of the world's leading developers and producers of specialty chemicals which are high value added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 25 countries and sales organizations in more than 120 countries.

     In 2002, the Company had net sales from continuing operations of CHF 7 085 million, operating income of CHF 788 million and net income of CHF 406 million.

     Net sales, by geographic region of the Company for the past three years were as follows:

                                                     2002                  2001                   2000
                                               ---------------        ---------------        --------------
    amounts in CHF millions                     Sales     in %         Sales    in %         Sales     in %
                                                -----     ----         -----    ----         -----     ----

    Europe  ............................        2 721      38%         2 755     37%         2 913      37%
    Americas(1)  .......................        2 459      35%         2 654     36%         2 936      37%
    Asia Pacific(2)  ...................        1 095      27%         1 958     27%         2 053      26%
-----------------------------------------------------------------------------------------------------------
    Total net sales  ...................        7 085     100%         7 367    100%         7 902     100%
-----------------------------------------------------------------------------------------------------------

(1)  The Americas are comprised of the regions North, Central and South America.

(2)  Asia Pacific is comprised of the regions Asia, Africa, the Middle East, Australia and New Zealand.


     ORGANIZATION

     The Company's organizational structure consists of five Segments focused on specific customer markets and various Group Service Units focused on providing cost efficient support services to the Segments. To ensure that innovation efforts are successfully shared across Segments the Company has created a corporate technology office under the leadership of a Chief Technology Officer. All Segments share the support functions provided by the Group Service Units, which include finance and accounting, human resources, communications, information technology (IT) infrastructure, legal and supply chain services.

     SEGMENTS

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

     Net sales, by Segment, of the Company for the past three years were as follows:

                                                   2002                  2001                   2000
                                                ---------------        -------------         --------------
     amounts in CHF millions                    Sales     in %         Sales    in %         Sales     in %
                                                -----     ----         -----    ----         -----     ----
     Plastic Additives  .................       1 813    25.6%         1 834   24.9%         1 959    24.8%
     Coating Effects  ...................       1 920    27.1%         1 944   26.4%         2 118    26.8%
     Water & Paper Treatment  ...........       1 409    19.9%         1 486   20.2%         1 558    19.7%
     Textile Effects  ...................       1 544    21.8%         1 673   22.7%         1 841    23.3%
     Home & Personal Care  ..............         399     5.6%           430    5.8%           426     5.4%
-----------------------------------------------------------------------------------------------------------
     Total net sales(1)  ................       7 085     100%         7 367    100%         7 902     100%
-----------------------------------------------------------------------------------------------------------

     (1) On May 31, 2000, the Company completed the sale of its Performance Polymers business and therefore excluded it from the segment data in 2000.

     Plastic Additives is one of the leading global suppliers of additives to the polymers and lubricants industries. The Segment develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment's products are additives which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve processing, appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

     Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and synthetic fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as "effect chemicals" which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

     Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment's products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color standard development, via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     Home & Personal Care is one of the leading global suppliers to the home and personal care market. The Segment develops, manufactures and markets products for home and personal care end-use industries. Among its broad range of product offerings are whiteners for detergents, antimicrobials for hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and hair dyes.

     GROUP SERVICES

     The Company has established a number of Group Service Units that are responsible for providing cost efficient support services to the Segments. The utilization of these centralized Group Service Units has two primary benefits to the Company, they allow the Segments to fully concentrate on serving their markets and customers and they reduce the overall costs as a consequence of increased economies of scale. The functions of the main Group Service Units of the Company are described in the following paragraphs.

     The Supply Chain Services organization is responsible for distribution of all the finished products and order processing, warehousing and transportation of products. They also are responsible for negotiating and managing the Company's major transport partners, including the negotiation of the service contracts. The Supply Chain Services organization maintains shared order desks on a regional/country level that service all Segments with regards to order taking and order processing, shipping and invoicing to the customer. A global network of warehouses and distribution centers, both externally and internally has been introduced and is being operated by the Supply Chain Services organization to ensure adequate coverage of the Company's distribution requirements.. Supply Chain Services is in the process of completing the integration of the Company's three supply chains into a single global supply chain, which is expected to be completed during 2003. The Supply Chain Services organization is also currently working to significantly reduce the number of partners in the transportation area with the ultimate goal to co-operate with one global Lead Logistics Provider.

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

     EQUITY AFFILIATES

     The Company, from time to time, acquires and disposes of participation in entities to balance its portfolio of businesses and help achieve strategic objectives. The Company's investments in equity affiliates resulted in total income from earnings of equity affiliates of CHF 6 million in 2002; CHF 8 million in 2001 and CHF 113 million in 2000.

     The Company invests in equity affiliates where its analysis indicates that such investment will support and supplement the growth of its core business. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.

     The Company's most significant investments in equity affiliates as of December 31, 2002 are a 50 percent interest in each of CIMO Compagnie Industrielle de Monthey SA and Daihan Swiss Chemical Corp. CIMO Compagnie Industrielle de Monthey SA is a joint venture with Syngenta that provides infrastructure services and utilities to the partner's manufacturing facilities in Monthey Switzerland. Daihan Swiss Chemical Corp. is a joint venture with Daihan Color Ind. Co., Ltd., which has a pigments facility in Ulsan, Korea, and makes classical pigments for inks, paints, plastics and synthetic fibers.

     In order to optimize the Plastic Additives Segment's global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd., increasing its holding from 50 percent to 60 percent. As a result, beginning in 2001, its operations have been consolidated with those of the Company. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

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

      Management is of the opinion that the Company's commitment to customer service has resulted in strong customer relationships and a high degree of customer loyalty. In response to the trend of increasing globalization among the Company's customers, the Company is emphasizing key account management for global customers. The Company has aligned itself more closely with its customer industries by forming five strong business Segments with clear direction, market focus and global business responsibility. Management is of the opinion that customers want a single point of contact for accessing the Company's products and services and they want fully integrated solutions tailored to their needs and their industries. Each Segment has the mission of meeting these needs - serving the customer under one strong brand and one corporate identity - and understanding and anticipating customer needs to help make the Company's customers and their products more competitive and profitable. The Company strives for leading positions in all of its activities.

         Build upon Three Business Models. The Company has shifted its focus from selling specialty chemicals to providing high value-added effects to its customers' products. The Company is pursuing a strategy of managing its extensive portfolio with three separate business models to accommodate its broad and interconnected customer base.

         o 'Specialty' products offer broad growth opportunities, are protected either by patents or proprietary knowledge and bring considerable value to the Company's customers through differentiation.

         o 'Semi-specialties' provide growth opportunities in attractive niche markets while offering somewhat lower differentiation. Key to managing these products is operational excellence - consistent high quality, low-cost production and supply performance.

         o Comprehensive customer `Services' is an emerging area, whereby the Company leverages and markets its unique competencies, expertise, advice and consulting talents to its customers. This offers strong revenue growth potential, although from a lower base.

         The Company's acquisition and divestment activities underscores the commitment to the strategy focusing on high value-added products and technologies in specialty chemicals that generate innovative effects for customers and consumers. This strategy allows the Company to focus its resources on the high potential market segments in its portfolio and on funding further innovation in these and related areas for future profitable growth. The Company will continue its efforts to explore and capture needs and opportunities across the total value chain and to provide total fully integrated solutions to its customers.

         Promote and Accelerate Innovation. The Company's management is of the opinion that it is widely recognized in the markets in which it serves as a leading innovator for technologically advanced products. The Company's research and development activities are conducted on a decentralized basis through each of its Segments in order to respond more effectively and efficiently to market trends and specific customer requirements. To facilitate the sharing and leveraging of core technical competencies and identifying new fields to explore in attractive markets, the Company has a Chief Technology Office under the leadership of a Chief Technology Officer and a Research and Technology Board, which includes representation from all of the Segments. Historically, the Company has invested approximately 3 to 4 percent of net sales in research and development activities. Management intends to continue to invest in research and development at a similar level in the future. Management also intends to continue to invest in product innovation in order to provide products that offer distinct "value in use". Value in use encompasses not only the price and physical performance of the Company's products but also the beneficial impacts they have on the Company's customers' products and production processes (for instance, by reducing energy consumption and environmental costs). The Company's management is of the opinion that the Company's substantial investments in environmentally compatible product technologies and processes will enable the Company to take advantage of business opportunities created by increasingly stringent regulatory standards.

         Achieve Best in Class Manufacturing. Management is committed to increasing the cost competitiveness of the Company's businesses by improving the efficiency of existing operations and reducing costs. The Company's Manufacturing Council is responsible for worldwide coordination with the Segments of the Company's manufacturing assets, including utilization of production capacities and associated capital expenditure requirements. The Company intends to increase its production capacity through continued productivity improvements, debottlenecking, improved utilization of existing plants and outsourcing when such activities are more economical than constructing new plants. Identification and rationalization of underutilized assets will be a priority, complemented by a new focus on reducing capital intensity and costs, to match or exceed benchmark industry standards. The Company is in the process of completing the integration of its previous three supply chains into a single global supply chain system that will increase efficiency across the Company. This initiative is ongoing and the integration is expected to be completed during 2003.

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

     The additives market is affected by shorter-term economic and industrial cycles experienced by its customers, particularly in the plastics and oil industries, which in turn are dependent on the automotive, construction and packaging industries. Increasing environmental and safety regulations governing the industries of the Company's customers have also affected the additives market. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The Company's products are developed for sensitive applications, such as use with food and drinking water. These applications are subject to a higher degree of regulatory control. Other regulatory initiatives being introduced in the area of environmental control (for example, the removal of volatile organic chemicals) have led to the reformulation of some products and greater engineering oversight in production by the Company. Management estimates that the additives market in which the Segment operates was approximately CHF 15 billion in 2002, of which the polymer products and base polymers market represented CHF 8 billion and the lubricant additives market CHF 7 billion.

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

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Plastic Additives for the years ended December 31, 2002, 2001 and 2000.

       (amounts in millions of CHF)                                    2002             2001             2000
                                                                   ------------     -----------      ------------
       Total Segment net sales  ............................          1 813            1 834            1 959
       Operating income  ...................................            245              275              319
       Capital expenditures  ...............................             86               80               67
       Research and development expenditures  ..............             81               73               82
       Contribution to the consolidated Company net sales
        from continuing operations, in percentage  .........          25.6%            24.9%            24.8%
       ----------------------------------------------------------------------------------------------------------

     STRATEGY

     LEVERAGING INDUSTRY LEADERSHIP

     The Plastic Additives Segment will continue to leverage its leading position in the global polymer additives market through innovation and marketing alliances to provide new effects, integrated customized solutions and one-stop shopping to the plastics industry. Growth is supported by operational excellence, in particular, lowest-cost manufacturing. Innovation supports differentiation in the traditional stabilizer business and provides technology platforms for new areas such as surface modifiers and flame retardants. In the lubricant additives market, meeting the ever-increasing trend toward higher engine performance with environmentally friendly products provides substantial growth opportunities. New business opportunities will continue to be developed either through research and development activities or selective acquisitions.

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

     o Products for Polymer Recycling such as antioxidants and light stabilizer systems.

     o Specialized product forms and multicomponent product packages which simplify the incorporation process and improve worker hygiene and resin quality.

     o    Products for Polymer Design such as polymerization regulators.

     The Segment's leading product lines in the polymer protection category are Ciba(R) IRGANOX(R) antioxidants, Ciba(R) IRGAFOS(R) processing stabilizers, Ciba(R) FIBERSTAB(R) L phenol-free processing stabilizers, Ciba(R) IRGASTAB(R) FS phenol-free processing stabilizers, Ciba(R) CHIMASSORB(R) light stabilizers /UV absorbers, Ciba(R) TINUVIN(R) light stabilizers /UV absorbers.

     In addition to the Segment's traditional Ciba(R) IRGANOX(R) heat stabilizer range, Ciba(R) IRGANOX(R) HP and Ciba(R) IRGANOX(R) XP are examples of how additives support the polymer industry with new, innovative products and services. Both the Ciba(R) IRGANOX(R) HP and Ciba(R) IRGANOX(R) XP ranges combine HP-136, the Company's innovative lactone technology, with established high-performance phosphites. Some examples of applications for these products are Ciba(R) IRGANOX(R) HP which ensures excellent stabilization for polyurethane foams and provides excellent protection of polyolefin during processing.

     The Ciba(R) IRGAFOS(R) processing stabilizer range ensures efficiency in processing and maintenance of polymer properties across a broad range of processing conditions.

     Ciba(R) FIBERSTAB(R) L & Ciba(R) IRGASTAB(R) FS phenol-free processing stabilizers systems set a new standard in the processing stabilization of polyolefin fibers with excellent gas-fade resistance. They provide outstanding processing stability to polyolefin fibers while virtually eliminating any gas-fade discoloration that may occur when phenolic systems are used. The systems also provide good long-term thermal stability and enhanced light stability. Ciba(R) FIBERSTAB(R) L is particularly suited for PP fiber applications such as carpets and hygienic non-wovens.

     Ciba(R) CHIMASSORB(R) 2020 is a new high performance hindered amine light stabiliser with high molecular weight. Optimizing the balance between exceptional UV stabilisation, long-term thermal stabilisation, minimal pigment interaction, and improved melt flow control, Ciba(R) CHIMASSORB(R) 2020 exemplifies Ciba's continuing efforts to achieve the best performance in UV light protection possible, complimenting the already comprehensive range of Ciba(R) CHIMASSORB(R) light stabilisers.

     Ciba(R) TINUVIN(R) light stabilizers /UV absorbers constitute a complete range of products for providing light stability to polyolefins, engineering plastics, adhesives and elastomers. Examples of new innovative products include Ciba(R) TINUVIN(R) 123 S as the preferred solution for demanding polyolefin outdoor applications and Ciba(R) TINUVIN(R) 1577 as the innovative UV absorber for glazing, thin films and laminates.

     Ciba(R) POLYAD(R) customer-specific blends are multi-component additive packages in easy-to-handle forms.

     The Segment's leading product lines in the special effects additives category are ATMER(TM)- antifogging agents, Ciba(R) IRGASTAT and ATMER(TM)- antistatic agents, ATMER(TM) SA - slip agents, Ciba(R) IRGAGUARD(TM) antimicrobial line, including Ciba(R) IRGAGUARD(TM) A - antialgae and Ciba(R) IRGAGUARD(TM) B - antibacterial, - antimicrobials, Ciba(R) IRGACLEAR(R) - clarifying agents, Ciba(R) SHELFPLUS(R) - shelf life extension, Ciba(R) FLAMESTAB(R)NOR(TM) - flame retardant, Ciba(R) UVITEX(R) optical brighteners.

     The Segments polymer products are branching out from their core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. With a new focus on surface modification, the Segment is improving materials with special physical effects, thereby improving surface properties and product performance. A step in this direction has been the expansion of an antistatic and antifogging product range, which modifies surfaces to temper the buildup of static charge or water as fog.

     The trend of plastics replacing other materials, such as glass and wood, is expected to continue. This offers the Segment opportunities to further work with customers to develop new applications for the Segments products, for example, in the automotive industry where engineering plastics are replacing traditional materials. In addition, in the area of base polymers the Segment is continuously expanding its services businesses area to provide customers with tailor-made additives blends as part of a market approach that emphasizes customer contact and quick response times.

     In 2001, Plastic Additives Segment introduced "CIBA EXPERT SERVICES(TM)" which enhances the customers' business performance via the delivery of knowledge-based services. This is accomplished by applying a global services network possessing Plastic Additives' comprehensive expertise and experience in the plastics industry. "CIBA EXPERT SERVICES(TM)" is an innovative business approach drawing on more than 50 years of experience in supporting the Company's global plastics business. This well recognized know-how and experience is now available on the open market.

     For the lubricant industry, the Segment offers:

     o Single components for engine oils and industrial lubricants such as antioxidants, extreme pressure/ antiwear additives, friction modifiers, corrosion inhibitors and metal deactivators.
     o    Services such as preblends and
     o    Additives packages for industrial lubricants.


     In the Process and Lubricant Additives business, the focus is on working with customers to develop additives for lubricants, such as Ciba(R) IRGALUBE(R) F10, that enhance the performance of engine oils while providing environmental benefits.

     Management is of the opinion that products such as additives for plastics recycling and ashless antioxidants for lubricants are becoming more important with increased environmental awareness and regulation.

     CUSTOMERS AND END-USER MARKETS

     In 2002, end-user markets such as the packaging industry accounted for approximately 27 percent of the Segment's sales, the construction industry for 17 percent, the plastic industry for 15 percent, automotive industry for 8 percent, the agricultural industry for 6 percent and the lubricants industries for 8 percent. A number of other smaller end-user markets account for the remaining 19 percent of the Segment's sales. The top ten customers of the Segment accounted for approximately 34 percent of the Segment's 2002 sales.

     RESEARCH AND DEVELOPMENT

     Plastic Additives spends approximately 4 percent of sales each year on research and development activities (CHF 81 million in 2002). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years Patents covering some of the Segment's important products such as light stabilizers, antioxidants and processing stabilizers expired in 2001 and 2002. Management is of the opinion that expiration of these patents will not have a material effect on its result of operations because of the Company's level of customer service associated with these products and processes. In addition, management is of the opinion that Plastic Additives has a strong product pipeline and its goal is to increase substantially the percentage of sales of patent protected products over the medium to long term. Products currently being developed include new classes of light stabilizers, anti-static additives, process stabilizers for plastics, flame retardants and process chemicals for reactive monomers.

Research and development activities focus on new product development as well as process improvements that aim at lowering costs and increasing productivity, speeding time-to-market of new products and improving responsiveness to customers by increased integration of manufacturing processes with the Segment's distribution network.

     COMPETITION

     Historically, the majority of Plastic Additives competitors have operated only in selected markets and produced narrow product ranges. However, competitors are consolidating and expanding their product ranges and geographical reach. The Segment's main competitors include BASF, Clariant, Cytec, Great Lakes and Lubrizol. In addition, Plastic Additives has a number of smaller competitors, particularly in Asia, many of whom offer off-patent products at low prices.

     Management is of the opinion that the Segment's competitive strengths are its global leadership position, global presence, consistency in product quality, excellence in innovation, broad product range, ability to provide customer specific solutions and its relationships with multinational customers.

     COATING EFFECTS

     OVERVIEW

     Coating Effects develops, manufactures and markets additives, pigments, pigment and additive concentrates for the coatings, printing, imaging, electronic plastics and synthetic fibers industries. Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries.

     Coating Effects is managed as an integrated global business and serves five industry-focused markets: (i) coatings, (ii) plastics, (iii) electronic materials, (iv) imaging & inks and (v) masterbatches.

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

     Management estimates that the market in which Coating Effects competes was approximately CHF 14 billion in 2002.

     Growth in the global pigments market tends to track Gross Domestic Product (GDP) development. There is a move towards high value pigments and improved additives as customers upgrade their products and the technical performance requirements of the colorants and additives they incorporate in their formulations. Changes in technology in the customer base provide opportunities for new products, for example in the fast changing electronics industry. In recent years, environmental pressure to replace heavy metals such as cadmium and lead has led to an increased demand in organic pigments. The impact of the low volatile organic content (VOC) regulations is that solvent usage is being reduced in the printing ink and coatings industries with alternative technologies, such as UV-curing, powder coatings, high solid paint systems and water-based systems. With the Segment's current portfolio and innovation projects it is well placed to take advantage of these trends. There also is a need for products which make processing easier and more cost effective for customers, in all the traditional served industries. In particular, there is a focus on ease of product handling, for example, low dusting colorants and additives. The Segment's range of products includes liquid forms, granules, dispersions and concentrates. As pigment manufacturers have traditionally had strong market positions in particular colors (for example, the Segment has a strength in high performance, opaque red pigments used in automotive paint), color trends can benefit particular producers while negatively affecting others.

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

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Coating Effects for the years ended December 31, 2002, 2001 and 2000.


       (amounts in millions of CHF)                                    2002             2001             2000
       -------------------------------------------------------------------------------------------------------
       Total Segment net sales  ............................          1 920            1 944            2 118
       Operating income  ...................................            341              312              371
       Capital expenditures  ...............................             74               66               65
       Research and development expenditures  ..............            100               96              102
       Contribution to the consolidated Company net sales
        from continuing operations, in percentage  .........          27.1%            26.4%            26.8%
       -------------------------------------------------------------------------------------------------------

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

     The Segment plans to (i) increase sales and market share in its key market segments, inks, coatings, electronic materials and plastics, by emphasizing product innovation, (ii) fully exploit its high performance pigments product lines in automotive paints, (iii) expand into high value pigments markets such as general industrial paints, decorative paints, plastics and packaging inks, (iv) develop a service business offering color matching and formulation advice and (v) maintain its position as a low cost manufacturer of its core classical pigments through further productivity improvements.

     The Segment is promoting its recent entry into the polymer specialties sector, particularly with its dispersants and rheology agents and specialty binders for water based inks. This new business activity, which is based on technologies acquired from Allied Colloids and EFKA is a key growth platform for the business.

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

     The Segment's leading additives products lines include, Ciba(R) TINUVIN(R) light stabilizers for coatings, inks and photographic applications, Ciba(R) IRGACURE(R) photoinitiators for ultraviolet curing of coatings, paints, inks and electronic materials and the polymer specialty rheology agents and dispersants for coatings. The Segment also produces corrosion inhibitors for metal coatings, stabilizers and process chemicals for photographic and photo-reproduction systems, algaecides for antifouling and dispersion paints. Management is of the opinion that products such as photoinitiators for solvent-free coatings are becoming more important with increased environmental awareness and regulation.

     CUSTOMERS AND END-USER MARKETS

     In 2002, Coating Effects supplied pigments and additives to the paint and coatings industries, the printing ink industry, the plastics industry, the synthetic fibers industries and the electronic materials industry. The top ten customers of the Segment accounted for approximately 31 percent of the Segment's 2002 sales.

     In 2002, the end-user markets such as the automotive industry accounted for approximately 22 percent of the Segment's sales, the imaging and publication industry for 16 percent, the packaging industry for 16 percent, the electronics industry for 13 percent and the construction industry for 11 percent of the Segment's sales. A number of other smaller end-user markets account for the remaining 22 percent.

     Consolidation and globalization have occurred in certain of the customer industries served by the Segment, particularly in the coatings and printing ink industries. The effect of such consolidation and globalization is that pressure is exerted on suppliers towards global pricing.

     RESEARCH AND DEVELOPMENT

     Coating Effects spends approximately 5 percent of sales each year on research projects (CHF 100 million in 2002). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Pigment products currently being developed by the Segment include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments for optical storage and color filters. The Segment is also developing colorants for digital ink jet printing on paper and plastic.

     Additive products currently being developed include high performance photoinitiators for coatings, imaging and information storage, new classes of light stabilizers, UV-absorbers, sterically hindered amines for coatings as well as algaecides for antifouling paints. In addition, in response to increasing environmental and safety regulations, Coating Effects is developing various additives for waterborne, powder or radiation curable systems.

     Certain patents covering some of the Segment's important products such as a hindered amine light stabilizer and an algaecide expired in 2001. In addition one of the photoinitiator patents for ink applications will expire in 2003. Management is of the opinion that expiration of these patents will only have a limited effect on its result of operations because of the Company's level of customer service associated with these products and processes. Although patent protection for part of the DPP product range will expire in 2003, the Company has newer patents covering more recently launched or yet to be launched products.

     COMPETITION

     Although the pigments market is highly competitive, particularly in the classical pigment sector, the high capital and know-how requirements have resulted in a relatively limited number of pigment manufacturers in the high performance and high value pigments sectors. The Segment's principal competitors in the pigments field, include BASF, Dainippon Ink and Clariant, and in the photoinitiators and light stabilizers fields, Lamberti, BASF, Clariant and Asian producers. The Segment competes in the high performance pigments, high value pigments, photoinitiators and light stabilizers markets on the basis of innovation and technical competence, relationships with global customers and quality. The Segment competes in the classical pigments market on the basis of its relationships with global customers, quality of service and price. Despite a certain trend toward commoditization in the classical pigments market, management is of the opinion that Coating Effects can continue to compete effectively through innovation and a continued focus on remaining a low cost producer. Price competition is prevalent in the classical pigments segment and has been led by Asian producers seeking to gain market share outside Asia.

     Management is of the opinion that the Segment's competitive strengths are its commitment to technological innovation, quality and process leadership, global presence and competitive cost structure, as well as its relationships with global customers.

     WATER & PAPER TREATMENT

     Water & Paper Treatment offers products and services for the market segment paper and board production starting with wet-end and progressively moving towards dry end application. The range of products and services offered increase mill productivity as well determining appearance, handle and performance of the paper by making it water repellent, glossy or white. The Segment also offers products and services in the market segment water treatments that are used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Water & Paper Treatment is one of the leading global suppliers to the paper industry and the municipal and industrial waste-water treatment industries and is managed as an integrated global business.

     Management estimates that the Water & Paper Treatment market in which the Segment operates was approximately CHF 18 billion in 2002, of which the paper market represented CHF 12 billion and the water treatment market represented CHF 6 billion.

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

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Water & Paper Treatment for the years ended December 31, 2002, 2001 and 2000.


       (amounts in millions of CHF)                                    2002             2001             2000
      --------------------------------------------------------------------------------------------------------
       Total Segment net sales  ............................          1 409            1 486            1 558
       Operating income  ...................................             98               65               92
       Capital expenditures  ...............................             35               52               52
       Research and development expenditures  ..............             29               34               36
       Contribution to the consolidated Company net sales
        from continuing operations, in percentage  .........          19.9%            20.2%            19.7%
       -------------------------------------------------------------------------------------------------------

     STRATEGY

     PROVIDER OF CHOICE IN WATER & PAPER TREATMENT

     Water & Paper Treatment intends to complete the turnaround and establish a growth platform. To accomplish this, the Segment will continue to rationalize its total cost base, drive productivity and efficiency in its manufacturing base, and align all processes in terms of business process excellence. In the paper market, the Segment intends to grow from its strong base in whiteners, colors, specialty effects, and retention aids, while filling the necessary gaps in its range of functional chemicals to offer a total package solution to customers where necessary. Simultaneously, in the water treatment market, the Segment will focus on driving geographic expansion into Asia and South America.

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

     The Segment develops, produces and sells the following products to the water treatments market segment: Ciba(R) Zetag(TM), Ciba(R) Magnafloc(R) and Ciba(R) Magnasol(TM) polyacrylamide polymers, organic coagulants, and poly acrylic acid polymers. The main usage of these products is as flocculants for separation of solid particles from water. The water treatments product range also includes, dispersants to reduce the viscosity and increase the performance of inorganic pigments and fillers in water systems and monomers as building blocks used in water treatment, mineral recovery, adhesives, synthetic fibers and antistatic finishes.

     Management is of the opinion that products such as delivery of clean water are becoming more important with increased environmental awareness and regulation.

     CUSTOMERS AND END-USER MARKETS

     In 2002 Water & Paper Treatment supplied products and services to the paper and board, municipal and industrial waste-water treatment industries. The top ten customers of the Segment accounted for approximately 19 percent of the Segment's 2002 sales.

     In 2002, end-user markets such as the paper and board industry accounted for approximately 53 percent of the Segment's sales, the waste water specialties industry for 21 percent, the extractives and process technologies industry for 12 percent and the agricultural industry for 3 percent. A number of other smaller end-user markets account for the remaining 11 percent of Segment sales.

     RESEARCH AND DEVELOPMENT

     Water & Paper Treatment spends approximately 2 percent of sales each year on research and development activities (CHF 29 million in 2002). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Products currently being developed include new whiteners and direct dyes for paper application, novel color formers for use in carbonless and thermal papers and a new retention and drainage systems designed to further improve mill productivity. A new generation of water-soluble flocculants is being developed for the treatment of drinking water and to clarify polluted water.

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

     Based on 2002 sales, management estimates that the Segment Textile Effects is one of the largest textile effects businesses in the world. The Segment is the world's second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, the second largest manufacturer of reactive dyes and disperse dyes for polyester, and one of the leading suppliers of textile chemicals to the textile industry. Other major product offerings into these industries are whiteners, antimicrobials, UV (ultraviolet) protection products and auxiliaries for textile processing and finishing for the textile industries. The textile chemicals business provides customers with an integrated range of products and services for fabric processing and finishing, including sizing, pretreatment, dyeing and printing auxiliaries, whiteners, comfort and easy care, UV protection, oil and water repellents, flame retardants and coating chemicals.

     Management estimates that the total textile dyes and treatments market was approximately CHF 13 billion in 2002.

     Demand for textile dyes and chemicals is mainly driven by developments in the textiles markets, such as fashion trends, the level of personal disposable incomes and by environmental regulations. The textile industry is shifting to Asia, and even within Asia production of textiles is moving from higher wage countries (such as Japan, South Korea and Taiwan) to lower wage countries, particularly those with fast growing internal markets (such as China, India and Vietnam).

      The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Textile Effects for the years ended December 31, 2002, 2001 and 2000.


       (amounts in millions of CHF)                                    2002             2001             2000
       ------------------------------------------------------------------------------------------------------
       Total Segment net sales  ............................          1 544            1 673            1 841
       Operating income  ...................................            142              181              204
       Capital expenditures  ...............................             34               32               37
       Research and development expenditures  ..............             36               39               44
       Contribution to the consolidated Company net sales
        from continuing operations, in percentage  .........          21.8%            22.7%            23.3%
       -------------------------------------------------------------------------------------------------------

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

     PRODUCTS

     The Segment's leading dyestuffs product lines include CIBACRON(R) reactive dyes for cellulose, Ciba(R) LANASET(R) and Ciba(R) NEOLAN(R) for wool, Ciba(R) TECTILON(R) acid dyes for carpet and Ciba(R) TERASIL(R) and Ciba(R) TERATOP(R) disperse dyes for polyester. In addition, the Segment manufactures vat and direct dyes for cellulose, and cationic dyes for polyacrylonitril. The Segment's leading textile chemical product lines include Ciba(R) UVITEX(R) whiteners for textiles, CIBATEX(R) UV absorbers for the protection of textiles against ultraviolet radiation; Ciba(R) PYROVATEX(R) flame retardants and Ciba(R) ALCOPRINT(R) print thickeners. In February 2002, a global cooperation agreement between Ciba and DuPont Textiles and Interiors
(DTI) was announced. The agreement enables both companies to share intellectual and technical resources and serve the increasingly sophisticated needs of the consumer for easy care and other effects. It includes Ciba(R)OLEOPHOBOL(R) fabric protector products for protection against stains as well as access to DuPont's TEFLON(R) brand.

     The Segment's core European markets are experiencing a plateau in demand, however, substantial growth opportunities continue in Eastern Europe, Asia and Latin America.

     CUSTOMERS AND END-USER MARKETS

     In 2002 Textile Effects supplied the clothing/apparel industry, the home furnishing industry and the industrial textile industry (including automotive textiles). In 2002, the top ten customers of the Segment accounted for approximately 8 percent of the Segment's 2002 sales. The customer base of the textile dyes market is highly fragmented.

     In 2002, the end-user markets of the fibers, carpets, textiles industries accounted approximately for 94 percent of the Segment's sales with the automotive industry accounting for the remaining 6 percent.

     While the clothing/apparel industry is predominant in Asia, the automotive textiles and the carpet industry is focused in North America and Europe.

     RESEARCH AND DEVELOPMENT

     Textile Effects spends approximately 2 percent of sales each year on research projects (CHF 36 million in 2002). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Textile dyes currently being developed by the Segment include reactive dyes with improved ecological and economical performance, a range of economically and technically superior reactive dyes for printing, a range of wetfast reproducible and economical disperse dyes, metal free dyes for polyamide and wool, replacements for indigo, and sulphur and naphthol dyes. Textile chemicals currently being developed by the Segment include ecologically improved flame retardants, more efficient Ultraviolet (UV) absorbers and optical brighteners, economical Oil and Water repellents, range of improved products for Easy Care and the whole process chemicals range to increase the efficiency and simplify dyeing and printing processes. Also technologies towards new effects, like microencapsulation, application of nanoparticles and use of biotechnological processes are in the R&D focus.

     COMPETITION

     The markets in which Textile Effects operates are highly competitive. There are worldwide overcapacities predominantly in textile dyes markets. Until the mid-1980's the Segment's principal competitors were BASF, Bayer, Hoechst, Sumitomo Chemical, Sandoz and ICI. Over the last 18 years, however, a large number of smaller, low-cost textile dyes producers, located primarily in Asia, have entered the market and a number of the traditional manufacturers have consolidated or divested their operations. For example, Bayer and Hoechst combined their textile dye operations to form DyStar in 1995, ICI divested Zeneca in 1993, and BASF acquired the textile dyes business of Zeneca in 1996. In 2000, DyStar and BASF merged their dyes businesses retaining the "DyStar" corporate name. Sandoz divested its specialty chemicals operations (including textile dyes) with the formation of Clariant in 1995 and finally Clariant and Hoechst specialty chemicals merged in 1997. On the chemicals side Bayer acquired Sybron.

     Management is of the opinion that the Segment's competitive strengths are its commitment to technological innovation, quality and process leadership, global presence and competitive cost structure, as well as its relationships with global customers and major retailers.

     HOME & PERSONAL CARE

     OVERVIEW

     Home & Personal Care is managed as an integrated global business and develops, manufactures and markets products for two end-use industries: (i) home and fabric care and (ii) personal care. Among its major product offerings into these industries are whiteners for detergents, antimicrobials providing hygiene benefits for home and fabric care and personal care products; UV (ultraviolet) absorbers for fabric and personal care as well as specialty colors for home and personal care products. Based on 2002 sales, management estimates that the Home & Personal Care is the leading global manufacturer of whiteners and the leading provider of antimicrobials of hygiene, mainly to the personal care industry.

     Home & Personal Care is dedicated to the production of high value chemical ingredients for manufacturers of non-durable home and personal care consumer goods. Management estimates that the total market for specialty chemicals which are incorporated into home and personal care products was approximately CHF 19 billion in 2002.

     The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Home & Personal Care for the years ended December 31, 2002, 2001 and 2000.


       (amounts in millions of CHF)                                    2002             2001             2000
      --------------------------------------------------------------------------------------------------------
       Total Segment net sales  ............................            399              430              426
       Operating income  ...................................             56               67               58
       Capital expenditures  ...............................             18               25               23
       Research and development expenditures  ..............             30               24               21
       Contribution to the consolidated Company net sales
        from continuing operations, in percentage  .........           5.6%             5.8%             5.4%
      --------------------------------------------------------------------------------------------------------

     STRATEGY

     TECHNOLOGY OPPORTUNITIES BUILDING A BRIGHT FUTURE

     The Home & Personal Care Segment aims to gain fast access to new markets with novel products and solutions by building on its technological strengths and established customer relationships. The Segment seeks to achieve rapid market acceptance of its line of UV absorbers in sunscreens as well as laundry detergents and rinse conditioners. It pursues profitable growth in the personal care market, including moisturizers, hair dyes and conditioners. The Segment's marketing strategies are tailored to the specific needs of its customers who are marketing directly to the end consumer. Complementary opportunities for other segments, for example those serving the packaging industry, result from these marketing strategies.

     PRODUCTS

     The Segment's leading product lines include Ciba(R)TINOPAL(R) whiteners for detergents; Ciba(R) TINOSORB(R) UV absorbers for the protection of skin against ultraviolet radiation; Ciba(R) IRGASAN(R), Ciba(R) IRGACARE(R) and Ciba(R) TINOSAN(R) antimicrobials providing hygiene benefits in soaps, toothpaste, detergents, and disinfectants; Ciba(R) SALCARE(R) rheology modifiers and conditioning polymers; Ciba(R) TINODERM(R) carrier systems for personal care applications; and Ciba(R) TINOTEX(TM) laundry additives for comfort enhancement.

     The Segment's main product categories and their characteristics can be broadly summarized as follows:

     Whiteners are supplied to the detergents industry. In detergents, the demand for whiteners has stagnated in the European, United States and Japanese markets, while the emerging markets of Asia and South America continue to show signs of growth.

     Hygiene effects are high value-adding antimicrobial ingredients supplied to the personal care, home and fabric care industries. Main applications include soaps, deodorants, toothpastes, dishwashing liquids, detergents and disinfectants for hospitals and medical purposes. The Segment's antimicrobial solutions IRGASAN(R), IRGACARE(R) and TINOSAN(R) continue to be recognized as the industry standard for efficiency, performance and safety by key customers.

     Ultraviolet (UV) absorbers are supplied to the fabric, cosmetic and hygiene industries. UV absorbers are used to provide protection to the skin against the harmful effects of ultraviolet A (UVA - long wave-length) and ultraviolet B (UVB - short wave-length) radiation, both of which are identified as high-risk causes of skin cancer. UV absorbers are manufactured for use in a variety of products applied directly to the skin, including sunscreens and lotions and are as well used in detergents. Growth prospects are particularly strong in regions where concern for effective broadband (both UVA and UVB) protection from sunlight is high.

     Personal care specialties, such as rheology modifiers, ingredient protectants, colors, moisturizers and carrier systems, enhance the quality of end consumer products in cosmetic and hygiene applications. Rheology modifiers allow customers to produce formulations to the highest standards of quality and consistency. Colorants are used in a range of products including soaps and toothpaste. The Segment also utilizes microscopic nanocolloid technology for the delivery of active ingredients for more direct application of effects. In addition, the Segment researches various natural substances for use in the field of personal care as active ingredients.

     CUSTOMERS AND END-USER MARKETS

     In 2002 Home & Personal Care supplied the home and fabric care and the personal care industries. The top ten customers of the Segment accounted for approximately 62 percent of the Segment's 2002 sales. The home and fabric care market is dominated by a small number of large global customers with strong purchasing power and a desire to form strategic alliances with suppliers.

     In 2002, the end-user markets for home and fabric care accounted for the majority of the Segment's sales, with the cosmetic and hygiene industries accounting for the remainder.

     RESEARCH AND DEVELOPMENT

     Home & Personal Care spends approximately 8 percent of sales each year on research and development activities (CHF 30 million in 2002). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment's sales with "innovative products". Innovative products are defined as patent protected products or products and applications younger than five years. Products recently developed by the Segment include new UV absorbers for sunscreens, a new photobleach agent for laundry detergents, a new antimicrobial for use in Home & Fabric Care applications and new nanocolloid encapsulated active ingredients for skin care products.

     COMPETITION

     The Home & Personal Care Segment mainly competes with other large global producers of specialty chemicals such as BASF, Clariant, ISP and Sigma-Aldrich.

     The Segment primarily competes on the basis of innovation, product quality and technical performance, reliability of delivery, technical support, as well as customer relationships. The importance of these competitive factors varies among the customer industries served by the Segment.

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

     The Performance Polymers business that was sold includes substantially all of the Performance Polymers division which operated in many industrial applications with performance specialty materials. Management is of the opinion that synergies with the Company's overall strategic portfolio emphasizing high value-added specialty chemicals were limited. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000. For more information, see Note 3 to the Consolidated Financial Statements.

     MANUFACTURING

     The Company has 63 manufacturing sites in 25 countries in important regions of the world. Currently, 39 of these sites are used primarily for chemical synthesis and the others are used to manufacture formulations that meet customer specific requirements. Europe and North America account for over 85 percent of the fixed asset base of the Company, with over 70 percent of the Company's assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company's major manufacturing facilities have qualified for International Organization for Standardization ("ISO") 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in four non-consolidated joint ventures, predominantly in Asia.

     The Company's production costs, excluding raw materials, amounted to approximately 23 percent of sales in 2002, 23 percent in 2001 and 22 percent in 2000.

     In recent years, the Company has achieved significant capacity increases at its facilities, through process and production improvements. For example, through de-bottlenecking, production capacities have been increased for high performance pigments, whiteners and antioxidants and newly developed production processes have increased capacities for hindered amine stabilizers and antimicrobials. Management is of the opinion that capacity utilization is satisfactory and provides adequate growth potential. However, improved asset utilization is a priority for the Company generally and the Company conducts an ongoing monitoring study of capacity utilization on a cross-segmental basis to improve asset utilization. For example the Company closed its production site at Old Bridge, New Jersey, USA, at the end 2001 and moved all production activities to West Memphis, Arkansas, USA.

     The Company's manufacturing strategy is to be a low cost producer, to increase productivity and to concentrate production on higher value-added products. To this end, after a period of considerable investments in new facilities, all Segments plan to focus capital expenditure on capacity, product and process improvements with a total spending of more than CHF 500 million until 2008.

     Plastic Additives is investing in the Hindered Amine Stabilizer area, primarily in the NAFTA region. These projects are expected to be completed in 2004, with a total estimated total cost of approximately CHF 70 million.

     Between 1999 and 2001, Coating Effects invested in new manufacturing facilities in the United Kingdom and the United States for granules, DPP and Quinacridone pigments. The investments totaled approximately CHF 280 million.

     Water & Paper Treatment invested, from 1999 to 2001, approximately CHF 80 million in a production site in West Memphis, Arkansas, United States, which allows for backward integration in the field of cationic monomers. During the period from 2002 to 2004, Water & Paper Treatment's expects to invest more than CHF 40 million to upgrade its production site at Bradford, United Kingdom and West Memphis, Arkansas, United States.

     Textile Effects invested approximately CHF 14 million from 1998 to 2000 in a consolidated production joint venture in Thailand. In addition, Textile Effects has implemented a new Key Manufacturing Base Concept in Panyu, China, which was finished in 2002, at a total cost of approximately CHF 15 million.

     Home & Personal Care invested approximately CHF 10 million in Grenzach, Germany and Basel, Switzerland in a production facility for a new UV absorber for skin protection, which was completed in 2002.

     The Company is strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. For example, Plastic Additives invested from 1997 to 2001 approximately CHF 100 million in a new facility in Shanghai, China and approximately CHF 15 million in an antioxidants plant in Goa, India.

     The Company is not dependent on any single production site. The five largest production sites of the Company are in Basel (Switzerland), Grenzach (Germany), McIntosh (Alabama, United States), Bradford (United Kingdom) and Monthey (Switzerland).

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

     All distribution and order processing, warehousing and transportation are centrally managed by the Supply Chain Services organization on behalf of the Segments.

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

     SOURCING OF RAW MATERIALS

     The Company purchases a large number of raw materials and intermediates from third parties around the world for its manufacturing processes, and strives to optimize the supply chain for each Segment. Raw material costs represent a significant component of the Company's cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. The Company has limited backward integration and has out-sourced production where economically feasible.

     In 2002, the Company experienced a slight overall decrease in its cost for raw materials. This was achieved through strategic actions in purchasing, leverage between Segments and support from key supplier and partners.

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

     INTELLECTUAL PROPERTY

     Where appropriate, the Company covers its new products and processes by patent applications in the relevant regional markets. The Company has over 19 000 granted patents and pending applications world-wide and has trademark protection for around 400 product names. In the recent past, the Company has experienced a significant increase in intellectual property conflicts, either initiated by the Company or by third parties. The Company relies on its know-how and technical expertise in many of its manufacturing processes for developing and maintaining its market position. Management is of the opinion that intellectual property rights as sole measure do not create a sustainable competitive advantage in the specialty chemicals industry. The Company's ability to extract the maximum value from its patent protected products and processes is dependent upon the Company's ability to apply its technical expertise in its manufacturing process to meet customer requirements. In general, the Company historically has not licensed or sold its intangibles to third parties. In addition, separate cash flow streams cannot, in general, be identified with intangible assets separately from the cash flows associated with the related productive assets. The value of patent and process protection is, therefore, generally inseparable from the Company's productive assets and processes.

     In connection with the Spin-off, Novartis assigned to the Company certain patents relating to the specialty chemicals business. Pursuant to the Master Spin-off Agreement, Novartis has also granted the Company a non-exclusive royalty-free worldwide license with respect to (i) certain patents that were originally registered by Ciba-Geigy's central research department and (ii) those patents remaining with Novartis which the Company was using, or had a specific plan to use, at the effective date of the Spin-off. The Master Spin-off Agreement also provides that Novartis and the Company may enter into other arrangements with respect to certain patents pursuant to which royalties would be payable.Although relative exclusivity can be maintained for certain products following patent expiration through know-how and technical expertise, the expiration of a basic patent can result in intense competition, including from lower cost producers, and erosion of profit margins. Prior to and following expiration of the basic patent for a key product, the Company will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used. Management is of the opinion that the loss of patent protection for any particular product or process would not have a material adverse effect on the Company's results of operation or financial condition.

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

     INDUSTRY REGULATORY MATTERS

     Production and marketing of chemical substances are regulated by national and international laws. Although almost every country has its own legal procedure for registration and import of chemical substances, the most significant to the Company's business are the laws and regulations in the European Union, the United States and Japan, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemicals list of the Japanese Ministry of Trade and Industry. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative requirements may exist.

     The Company also actively seeks approvals from the United States Food and Drug Administration ("FDA") for certain specialty chemicals that it produces, principally where the Company's management is of the opinion that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food. The Company has also worked with certain of its customers in a joint effort to obtain FDA approval of the antimicrobial triclosan, which was obtained. On November 21, 2002, the Company announced that a Food Contact Notification became effective for its Ciba(R) IRGAGUARD(TM) B 5000 silver-based inorganic antimicrobial, allowing its use as an antimicrobial agent in all types of food contact polymers. IRGAGUARD B 5000 is now listed on the U.S. FDA website. In addition, this product is registered for use under the U.S. EPA's Federal Insecticide, Fungicide and Rodenticide Act (FIFRA) as a material preservative and antimicrobial agent for use in the manufacture of polymer, plastic and textile products to protect the finished article itself.

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

     ORGANIZATIONAL STRUCTURE

     Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its ADSs trade on the New York Stock Exchange (see Item 9 - The Offer and Listing).

     The following table identifies the Company's significant subsidiaries, their jurisdiction of incorporation or residence, the Company's ownership interest in each subsidiary and the principal function of the subsidiary.

                                                                          Group
                                                                        Holdings
                                                                           in %      Principal Function of company
                                                                        ------------------------------------------------------------

                                                                                                                            Service/
                                                                                   Selling    Manufacturing     Research    Finance

EUROPE

Austria
Ciba Spezialitaetenchemie GmbH, Hard  ................................     100        o

Belgium
Ciba Specialty Chemicals N.V., Groot-Bijgaarden  .....................     100        o

Finland
Ciba Specialty Chemicals Finland OY, Helsinki  .......................     100        o

France
Ciba Specialites Chimiques SA, Saint Fons  ...........................     100        o           o
Ciba Specialty Chemicals Masterbatch SA, Saint Jeoire en Faucigny.....     100        o           o             o


Germany
Ciba Spezialitaetenchemie Grenzach GmbH, Grenzach-Wyhlen  ............     100                    o             o
Ciba Spezialitaetenchemie Holding Deutschland GmbH, Lampertheim  .....     100                                                 o
Ciba Spezialitaetenchemie Lampertheim GmbH, Lampertheim  .............     100        o           o             o
Ciba Spezialitaetenchemie Pfersee GmbH, Langweid/Lech  ...............     100        o           o             o

Greece
Ciba Specialty Chemicals Hellas ABEE, Thessaloniki....................     100        o

Hungary
Ciba Specialty Chemicals Magyarorszag, Kft., Budapest  ...............     100        o

Italy
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna) .............     100        o          o              o
Magenta Master Fibres, S.r.l.., Milano  ..............................      60        o          o              o

Netherlands
Ciba Specialty Chemicals International Nederland B.V., Maastricht  ...     100                                                 o
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht  ..............     100        o          o              o
EFKA Additives B.V., Heerenveen ......................................     100        o          o
Melapur B.V., Heerlen ................................................     100        o

Portugal
Ciba Especialidades Quimicas Lda., Porto  ............................     100        o

Spain
Ciba Especialidades Quimicas S.L., Barcelona  ........................     100        o          o

Sweden
Ciba Specialty Chemicals Sweden AB, Goeteborg  .......................     100        o

Switzerland
Ciba Specialites Chimiques Monthey SA, Monthey  ......................     100                   o
Ciba Spezialitaetenchemie AG,  Basel  ................................     100        o          o             o
Ciba Spezialitaetenchemie Finanz AG, Basel  ..........................     100                                                o
Ciba Spezialitaetenchemie International AG, Basel  ...................     100                                                o
Ciba Spezialitaetenchemie Kaisten AG, Kaisten  .......................     100                   o
Ciba Spezialitaetenchemie Schweizerhalle AG, Muttenz  ................     100                   o
Ciba Spezialitaetenchemie Services AG, Basel  ........................     100                                                o
CIMO Compagnie Industrielle de Monthey SA, Monthey  ..................      50                                                o

Turkey
Ciba Oezel Kimyevi Ueruenler Sanayi ve Ticaret Ltd., Istanbul  .......     100        o

United Kingdom
Ciba Specialty Chemicals PLC, Macclesfield  ..........................     100        o          o             o
Ciba Specialty Chemicals Investment PLC, Macclesfield  ...............     100                                                o
Ciba Specialty Chemicals Water Treatments Ltd., Bradford  ............     100        o          o             o

AMERICAS

Argentina
Ciba Especialidades Quimicas S.A., Buenos Aires  .....................     100        o

Bermuda
Chemical Insurance Company Ltd., Hamilton  ...........................     100                                                o
Ciba Specialty Chemicals Eurofinance Ltd., Hamilton  .................     100                                                o
Ciba Specialty Chemicals International Finance Ltd., Hamilton  .......     100                                                o
Ciba Specialty Chemicals Investment Ltd., Hamilton  ..................     100                                                o

Brazil
Ciba Especialidades Quimicas Ltda., Sao Paulo  .......................     100        o          o

Canada
Ciba Specialty Chemicals Canada Inc., Mississauga  ...................     100        o          o
Ciba Specialty Chemicals Water Treatments Corp., Mississauga  ........     100        o


Chile
Ciba Especialidades Quimicas Ltd., Santiago de Chile  ................     100        o          o
Ciba Especialidades Quimicas Conosur S.A., Santiago de Chile  ........      67        o
..
Colombia
Ciba Especialidades Quimicas S.A., Bogota  ...........................     100        o          o

Guatemala
Ciba Especialidades Quimicas, S.A. (ACC), Guatemala  .................     100        o          o

Mexico
Ciba Especialidades Quimicas Mexico S.A. de C.V., Mexico  ............     100        o          o

Panama
Ciba Especialidades Quimicas Colon S.A., Colon  ......................     100        o

United States of America
Ciba Specialty Chemicals Corporation, Tarrytown, NY  .................     100        o          o             o

ASIA-PACIFIC

Australia
Ciba Specialty Chemicals Pty. Ltd., Thomastown  ......................     100        o          o

China
Ciba Specialty Chemicals (China) Ltd., Beijing  ......................     100                                                o
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong  ................     100        o
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai  ..................     100        o
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong  .......      95        o          o
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou  ..............      80        o          o
Qingdao Ciba Dyes Co. Ltd., Qingdao  .................................      94        o          o
Qingdao Ciba Pigments Co. Ltd., Qingdao  .............................      91        o          o
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai  ..................      67        o          o
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen  ................      85        o          o
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan  ....................      49        o          o

India
Ciba India Private Ltd., Mumbai  .....................................     100                                 o              o
Ciba Specialty Chemicals (India) Ltd., Mumbai(1)  ....................      69        o          o
Diamond Dye-Chem Limited, Mumbai  ....................................      51        o          o

Indonesia
P.T. Ciba Specialty Chemicals Indonesia, Jakarta  ....................      80        o          o

Japan
Chemipro Fine Chemical Kaisha Ltd., Kobe  ............................      51        o          o
Ciba Specialty Chemicals K.K., Osaka..................................     100        o          o
Musashino-Geigy Co. Ltd., Tokyo  .....................................      60        o          o
Nippon Alkyl Phenol Co. Ltd., Tokyo  .................................      46        o          o

Republic of Korea (South Korea)
Ciba Specialty Chemicals Korea Ltd., Seoul  ..........................     100        o
Daihan Swiss Chemical Corp., Seoul  ..................................      50        o          o             o
Doobon Fine Chemical Co., Ltd., Chongwon-kun  ........................      63        o          o

Malaysia
Ciba Specialty Chemicals (Malaysia) SDN. BHD., Klang  ................      70        o          o

New Zealand
Ciba Specialty Chemicals N.Z. Ltd., Auckland  ........................     100        o          o

Singapore
Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore  ............     100        o

South Africa
Ciba Specialty Chemicals (Pty) Ltd., Spartan  ........................     100        o

Taiwan
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung  ...................     100        o          o

Thailand
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok  ...................     100        o          o
Ciba Specialty Chemicals Industries Ltd., Bangkok  ...................      95        o          o
------------------------------------------------------------------------------------------------------------------------------------


(1) The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai are listed on the Mumbai Stock Exchange. The total market value of the 13 280 819 outstanding shares of the company as of December 31, 2002 was approximately CHF 43 million (INR 1 454 million).

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


                                     Size in
        Location                    hectares(1)         Major Product Lines
-----------------------------------------------------------------------------------------------------------------
  EUROPE
  Basel, Switzerland                   14        Textile Effects (reactive dyes for cellulose and wool,
                                                 disperse, vat and acid dyes)

  Bradford, United Kingdom             28        Water & Paper Treatment (water treatment and paper chemicals, inks, soil additives, intermediate monomers, rheology modifiers and textile chemicals)

  Clayton, United Kingdom              22        Textile Effects (direct, disperse and acid dyes)
                                                 Water & Paper Treatment (specialty chemicals for paper coating)

  Grenzach, Germany                    52        Home & Personal Care (whiteners, specialty colors,
                                                 antimicrobials, new businesses, cationic and solvent soluble dyes)
                                                 Coating Effects (high performance pigments)

  Grimsby, United Kingdom              19        Water & Paper Treatment (water treatment chemicals)

  Heerenveen, Netherlands               2        Coating Effects (defoamers, slip and leveling, high molecular weight dispersants, wetting and dispersing agents)

  Huningue, France                     12        Coating Effects (high performance pigment preparations, imaging and coating additives)
                                                 Plastic Additives (polymer additives and process and lubricant additives)

  Kaisten, Switzerland                 59        Plastic Additives (polymer additives)

  Lampertheim, Germany                 80        Plastic Additives (polymer additives, imaging and coating
                                                 additives and process and lubricant additives)

  Langweid/Lech, Germany               29        Textile Effects (fabric finishing and dyeing and printing
                                                 auxiliaries)

  Maastricht, Netherlands              11        Coating Effects (dispersions and inorganic pigments)

  Monthey, Switzerland (2)             11        Home & Personal Care (whiteners)
                                                 Coating Effects (high performance pigments)

  Mortara & Trivolzio, Italy           17        Coating Effects (imaging and coating additives)

  Paisley, United Kingdom              17        Coating Effects (classical pigments)

  Pontecchio Marconi, Italy            12        Plastic Additives (polymer additives and production of
                                                 insecticides for a third party)

  Saint Fons, France                    9        Textile Effects (metal-complex and acid dyes)

  Saint Jeoire, France                  5        Coating Effects (masterbatches)

  Schweizerhalle, Switzerland           1        Coating Effects (polymer additives, imaging and coating additives)
                                                 Textile Effects (standardization)

  AMERICAS

  Albermarle, North Carolina           21        Textile Effects (textile chemicals)
  United States of America
  (USA)(3)

  Atotonilquillo, Mexico               43        Textile Effects (disperse, basic and acid dyes, textile
                                                 chemicals)
                                                 Home & Personal Care (whiteners, photobleach)

  Camacari, Brazil                     14        Plastic Additives (polymer additives)

  Charlotte, North Carolina USA         6        Textile Effects (dyeing and printing auxiliaries)

  Estrada do Colegio, Brazil            4        Home & Personal Care (whiteners, fabric finishing)

  McIntosh, Alabama USA               637        Plastic Additives (polymer additives and imaging and coating additives)
                                                 Home & Personal Care (whiteners)

  Mississauga, Canada(3)                2        Plastic Additives (polymer additives)

  Newport, Delaware USA                15        Coating Effects (high performance pigments)

  Puebla, Mexico                       22        Plastic Additives (polymer additives and process
                                                 and lubricant additives)

  St. Gabriel, Louisiana USA           81        Textile Effects (reactive and acid dyes)

  Suffolk, Virginia USA                89        Water & Paper Treatment (water treatment chemicals)

  West Memphis, Arkansas USA           60        Water & Paper Treatment (water treatment chemicals)



  ASIA-PACIFIC

  Ai-oi, Japan(4)                       -        Plastic Additives (polymer additives and imaging and coating additives)

  Ankleshwar, India                     2        Home & Personal Care (whiteners)

  Candra Sari, Indonesia                5        Textile Effects (textile chemicals)

  Chiba, Japan(5)                       -        Plastic Additives (polymer additives)

  Goa, India                           14        Plastic Additives (polymer additives)

  Isohara, Japan(6)                     8        Plastic Additives (polymer additives)

  Kaohsiung, Taiwan                     4        Plastic Additives (polymer additives)

  Mahachai, Thailand                    4        Textile Effects (reactive dyes for cellulose)

  Panyu, China(7)                       5        Textile Effects (textile chemicals)

  Perth, Australia                      2        Water & Paper Treatment (water treatment chemicals)

  Qingdao, China(8)                     1        Coating Effects (classical pigments)

  Qingdao, China(9)                     1        Textile Effects (wool and disperse dyes)

  Shanghai, China(10)                   6        Plastic Additives (polymer additives)

  Ulsan, South Korea(11)                7        Coating Effects (classical pigments)
----------------------------------------------------------------------------------------------------------------

(1)  One hectare is equal to 2.471 United States acres.
(2)  Most of the infrastructure facilities are shared with Syngenta through a joint venture in which the
     Company holds a 50 percent interest.
(3)  The closures of these manufacturing sites will be completed in 2003.
(4)  Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.
(5)  Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.
(6)  Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical
     Laboratory Co. Ltd.
(7)  Venture with Panyu City Shilou Town Economical Development Company Limited, in which the Company holds a
     95 percent interest.
(8)  Venture with Qingdao Double Peach, in which the Company holds a 91.4 percent interest.
(9)  Venture with Qingdao Double Peach, in which the Company holds a 94 percent interest.
(10) Joint venture with Shanghai Gao-Qiao Petrochemical Company and Nippon Alkyl Phenol Company, in which the
     Company holds a 60 percent direct interest and a 6.9 percent indirect interest.
(11) Joint venture with Daihan Color Ind., Co., Ltd., in which the Company holds a 50 percent interest.

     The Company's management is of the opinion that its principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the Company's needs. Except as disclosed in this Annual Report, the Company does not currently plan to construct, expand or improve facilities significantly.

     ENVIRONMENTAL MATTERS

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management's opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 614 million at December 31, 2002 and CHF 748 million at December 31, 2001 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 134 million in 2002 compared to 2001 relates to usage of the provision of CHF 82 million and to foreign currency exchange rate effects of CHF 52 million. The Company's environmental protection and improvement cash expenditures were approximately CHF 96 million in 2002 (CHF 43 million in 2001), including investments in construction, operations and maintenance and usage of the provision.

     In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to which business unit allegedly used the site before the Spin-off. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States
(i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility, unless the Company retains responsibility for any clean-up at such site.

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

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

     At its Toms River, New Jersey remediation site the Company began implementation of the of a large bio-remediation project which will take eight to ten years to complete. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In 2000, several actions were filed against the Company's subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The Company settled all the medical monitoring and personal injury cases in 2002, the total amount of which was sufficiently provided for in the Company's environmental reserve. The case seeking property damages is still in litigation, but the Company does not believe the outcome of this case will have any material adverse impact on its financial position. Following the settlement of the above mentioned personal injury cases, the Company received three additional personal injury claims against its subsidiary in the United States in connection with the Toms River site. No law suits, however, have yet been filed with respect to these claims. The Company does not believe these additional claims have merit and does not believe that these additional claims will have any material adverse impact on its financial position.

     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

     In the Basel region several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial und household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the 'Interessengemeinschaft Deponiesicherheit Regio Basel', an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2002, no remedial actions have been defined or required in a legally binding form.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") is based on, and should be read in conjunction with "Item 3 Key Information" and the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and are included elsewhere in this Annual Report. For a definition of certain financial terms used herein, see "Glossary of Financial Terms" at the end of this Management's Discussion and Analysis. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs (CHF).

      INTRODUCTION

     The Company follows applicable corporate governance guidelines including the "Swiss Code of Best Practice", the Corporate Governance guideline of the Swiss Exchange (SWX) as well as the "U.S. Sarbanes-Oxley Act" of 2002 and the applicable rules and regulations in effect thereunder.

     In certain sections of this Management's Discussion and Analysis, some of the results have been adjusted to exclude restructuring payments, and also in the "Year in Review 2001 compared to 2000". In addition, one time gains and non-recurring expenses have been highlighted and commented upon in order to facilitate comparability of ongoing business performance.

     To facilitate a meaningful analysis and interpretation of the Company's results in 2001 compared to 2000, the Management's Discussion and Analysis for these periods focuses on the discussion and analysis of the results of continuing operations, which excludes the results of the Performance Polymers operations, which have been reported as discontinued operations until May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements).

     CURRENCY TRENDS

     2002 COMPARED TO 2001

     The average exchange rates for the major currencies used to translate the consolidated statements of income into Swiss francs were significantly different in 2002 as compared to 2001. The average rate for the U.S. dollar (USD), British pound (GBP) the euro (EUR) and the Japanese yen (JPY) depreciated against the Swiss franc. With respect to the USD, the average rate used for translating the statement of income was CHF 1.56 per USD in 2002, as compared to CHF 1.68 per USD in 2001. With respect to the EUR, the average rate used for translating the statement of income was CHF 1.47 per EUR in 2002, as compared to CHF 1.51 per EUR in 2001.

     The December 31, 2002 year-end currency exchange rates for the major currencies used in translating the Company's consolidated balance sheet into Swiss francs depreciated against the Swiss franc, as compared to December 31, 2001.

     These currency trends resulted in currency effects on the Swiss franc statement of income and on the Swiss franc balance sheet items and should be considered in the analysis of the Company's results of operations and financial position.

     For further discussion on the effect of different year-end exchange rates and information on the Company's currency risk management, see the sections in "Year in Review - 2002 Compared to 2001" - "Treasury management", "Consolidated balance sheets" and "Liquidity and capital resources" in this Management's Discussion and Analysis, as well as "Item 11. - Quantitative and Qualitative Disclosures About Market Risk".

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

     These currency trends resulted in currency effects on the Swiss franc statement of income and on the Swiss franc balance sheet items and should be considered in the analysis of the Company's results of operations and financial position.

     Effective January 1, 2001, the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro.

     For further discussion on the effect of different year-end exchange rates and information on the Company's currency risk management, see the sections in "Year in Review - 2001 Compared to 2000" - "Treasury management", "Consolidated balance sheets" and "Liquidity and capital resources" in this Management's Discussion and Analysis.

     CRITICAL ACCOUNTING POLICIES

     The consolidated financial statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company's financial statements and the discussion in this Management's Discussion and Analysis.

     Note 1 to the Consolidated Financial Statements in this Annual Report describes the significant accounting policies and methods used in the preparation of the Company's Consolidated Financial Statements. Following are the Company's critical accounting policies impacted by judgments, assumptions and estimates.

     Impairment of property, plant and equipment, goodwill and other intangible assets

     The Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. The impairment review process requires significant management estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets and other factors to determine the fair value of the respective assets. The key variables which management must estimate in determining these expected future cash flows and fair values include sales volumes, sale prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company's internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate.

     The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

     Environmental compliance and expenditures

     The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

     The assumptions and conditions for determining the level of the environmental liabilities reflects management's best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management's control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

     For further discussion related to environmental matters, see Note 22 to the Consolidated Financial Statements and "Item 4 - Information on the Company
- Environmental Matters".

     Pension and other postretirement benefits

     The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund's assets are invested; (iii) for future compensation levels, on future labor market conditions; and (iv) for health care cost trend rates, on the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company's employees. The weighted average actuarial assumptions used to compute the pension and postretirement benefit obligation for 2002, 2001 and 2000 are disclosed in Note 19 to Consolidated Financial Statements. In accordance with U.S. GAAP, actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs are accumulated and amortized over future periods and therefore generally affect recognized expense and recorded obligations in future accounting periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement obligations and expenses in future accounting periods.

     Income taxes

     Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies.

     These assumptions are updated periodically by management based on the current business conditions affecting the Company and overall economic conditions. These management judgments are therefore subject to change based on, but not limited to, factors such as (i) changes in the profitability of the Company's subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company's estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company's future taxable profits. Failure by the Company to achieve forecasted taxable income and the failure to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income and successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share or delays in product availability and changes in tax legislation.

     In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion adequate provisions for income taxes have been made.

     USE OF CERTAIN SUPPLEMENTARY FINANCIAL INDICATORS

     The following comparative discussion of the results of operations and financial condition of the Company includes certain non-U.S. GAAP financial indicators which form part of the Company's value based management reporting system and are used by management to analyze the results of operations and financial condition of the Company. Such non-U.S. GAAP financial indicators include EBITDA (Earnings Before Interest, Taxes,

Depreciation and Amortization), EBITDA margin, EBITDA interest coverage ratio, free cash flow, operating cash flows before restructuring payments and net debt. These financial indicators are derived from financial measures prepared in accordance with U.S. GAAP. The way these non-U.S. GAAP financial indicators are derived, as well as definitions of other financial terms used in this Management's Discussion and Analysis is shown in the "Glossary of Financial Terms" at the end of this Management's Discussion and Analysis.

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



         Year in Review - 2002 Compared to 2001
         --------------------------------------
                                                                                       2002           2001(1)
      -------------------------------------------------------------------------------------------------------------
      RESULTS OF OPERATIONS
      Net sales  ............................................................         7 085             7 367
      Gross profit  .........................................................         2 356             2 379
      Operating income  .....................................................           788               761
      Income from continuing operations  ....................................           406               380
      Net income  ...........................................................           406               382
      Basic and diluted earnings per share:
      Income from continuing operations per share  ..........................          5.92              5.72
      Net income per share  .................................................          5.92              5.76
      -------------------------------------------------------------------------------------------------------------
      OTHER DATA

      Operating income  .....................................................           788               761
      Depreciation and amortization of other intangible assets ..............           385               408
      Amortization of goodwill ..............................................             -                61
      -------------------------------------------------------------------------------------------------------------
      EBITDA  ...............................................................         1 173             1 230
      -------------------------------------------------------------------------------------------------------------
      Operating cash flows ..................................................         1 038             1 054

      Operating cash flows, before restructuring payments(2)  ...............         1 050             1 100

      Free cash flow(3)    ..................................................           683               779
      -------------------------------------------------------------------------------------------------------------
      Net debt(4) ...........................................................         1 463             2 351

      Shareholders' equity at year-end  .....................................         4 354             3 908
      -------------------------------------------------------------------------------------------------------------
      Dividend per share(5)  ................................................             -              2.00
      Capital reduction per share(5)  .......................................          3.00              1.00
      -------------------------------------------------------------------------------------------------------------
      RESULTS OF OPERATIONS AS ADJUSTED, EXCLUDING GOODWILL AMORTIZATION(1)
      Operating income  .....................................................           788               822
      Income from continuing operations  ....................................           406               441
      Net income  ...........................................................           406               443
      Basic and diluted earnings per share:
      Income from continuing operations per share  ..........................          5.92              6.64
      Net income per share  .................................................          5.92              6.68
      -------------------------------------------------------------------------------------------------------------
      KEY PERFORMANCE RATIOS

      Sales development  ....................................................           (4) %             (7) %
      Sales development in local currencies  ................................             3 %             (3) %
      Expressed as a percentage of sales:
      Gross profit  .........................................................          33.3 %            32.3 %
      Operating income  .....................................................          11.1 %            10.3 %
      Income from continuing operations  ....................................           5.7 %             5.2 %
      Net income  ...........................................................           5.7 %             5.2 %
      EBITDA.................................................................          16.6 %            16.7 %
      -------------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized to earnings. For comparison purposes to the 2002 reported results, the results of operations on an adjusted basis, excluding goodwill amortization, for the year 2001 are shown in the table above in the "Results of operations as adjusted excluding goodwill amortization" section (see Note 1 to Consolidated Financial Statements).

(2) Restructuring payments were CHF 12 million in 2002 and CHF 46 million in 2001.

(3) For the calculation of free cash flow, see the corresponding table in the "Liquidity and Capital resources" section of this Management's Discussion and Analysis.

(4) For the calculation of net debt, see the corresponding table in the "Consolidated balance sheets" section of this Management's Discussion and Analysis.

(5) For 2002, the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to the shareholders resulting from a capital reduction of CHF 3 per share. For further information see the "Operational review" section of this Management's Discussion and Analysis and "Item 8. Financial Information - Dividends and Dividend Policy".

         OVERVIEW

     The weakening of the global economic environment of the year 2001 continued during 2002. Following slight signs of recovery during the spring, the economic climate noticeably declined towards the end of the year. The U.S. economy showed volatile and mixed economic development. In the second quarter of 2002, economic growth was noticeable but was followed by a significant weakening by the end of the year. European economic development was sluggish, with Germany experiencing an above average decline in growth. In Asia, the China Region remained the global growth engine in 2002.

     The volatile sales development indicates a cautious buying pattern of the customers in the Company's market segments. Towards the end of the year, a slight increase in inventories at the Company's customers was noticed.

     OPERATIONAL REVIEW

     Tight cost management compensated for difficult market conditions

     Net sales at CHF 7 085 million increased in local currencies by 3 percent. The Company improved its market position in a difficult environment. Sales in Swiss francs decreased by 4 percent compared to the prior year. Through the Company's continued focus on global sourcing of raw materials and its position in the chemicals value chain, the Company benefited from a decrease in raw material prices mainly during the first half of the year 2002. The decrease in raw material prices slowed down during the second half of the year and by the end of the year, the Company experienced price increases for some raw materials. In 2002, a higher capacity utilization compared to 2001 also contributed to the increase of the gross profit margin. In absolute terms, gross profit decreased to CHF 2 356 million from CHF 2 379 million in the prior year. This decline is attributable to unfavorable currency fluctuations.

     Due to numerous process improvements, normal fluctuation and the completion of restructuring programs that had been previously announced, the number of employees was reduced by 676 full-time equivalents ("FTEs") to 19 007 FTEs in 2002, compared to 19 683 FTEs in 2001. The integration of the original three supply chains into one single supply chain progresses according to plan and will be completed in 2003. The rationalization of the Information Technology (IT) support structure was completed during 2002.

     While these proactive actions to protect profitability were generally successful in reducing the Company's cost base in 2002, compared to the previous year, they were unable to fully compensate for unfavorable currency fluctuations. The weakening of most currencies against the Swiss franc, particularly the U.S. dollar, the British pound, the euro and the Japanese yen, had a significant negative effect on the Company's results.

     Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortized goodwill to earnings. As a result of goodwill not being amortized, the Company's operating income in 2002 was improved by CHF 61 million, as compared to prior year.

     Operating income increased by CHF 27 million to CHF 788 million compared to CHF 761 million in the prior year.

     Income from continuing operations was CHF 406 million or CHF 5.92 per share in 2002 compared to CHF 380 million or CHF 5.72 per share in the prior year. Net income was CHF 406 million or CHF 5.92 per share in 2002 compared to CHF 382 million or CHF 5.76 per share in the prior year. The Company's EBITDA and EBITDA margin were CHF 1 173 million and 16.6 percent, respectively, in 2002 compared to CHF 1 230 million and 16.7 percent, respectively, in 2001.

     Free cash flow of CHF 683 million further enhances the Company's financial position

     The Company's continued focus on the generation of cash further strengthened the financial position of the Company. Improved operational performance plays a crucial role in sustaining high cash flows for the Company. In addition, inventory levels and accounts receivables were reduced to 34.7 percent of net sales in 2002, compared to 35.2 percent in 2001.

     Capital expenditures remained relatively stable at 2001 levels and continue to be focused on efficiency improvement projects, remaining below the level of annual depreciation. The combination of cash flows generated from operations and effective asset management resulted in free cash flow of CHF 683 million in 2002 compared to CHF 779 million in 2001.

     The continuing focus on operational efficiencies, cash flow and portfolio management resulted in a reduction of the Company's net debt to CHF 1 463 million in 2002, an improvement of CHF 888 million from 2001 levels. The Company's treasury share transactions, as well as the capital reduction payment made in 2002, are excluded from the Company's definition of free cash flow. In 2002, the net effect from the sale of the Company's treasury shares and the capital reduction also contributed to reduction of net debt.

     EBITDA interest cover has improved to 10.66 in 2002 from 9.18 in 2001. EBITDA interest cover is calculated as EBITDA (2002: CHF 1 173 million; 2001:
CHF 1 230 million) divided by net interest - interest expense less interest income (2002: CHF 110 million; 2001: CHF 134 million).

     The Company continues to optimize its business portfolio through selective acquisitions to strengthen its focus on its core businesses and to improve profitability

     In order to improve the product range for flame retardants and integrated formulation with effect combinations in the Plastic Additives Segment, the Company purchased "Melapur B.V." ("Melapur") from DSM N.V. in May 2002. Melapur manufactures and distributes halogen-free flame retardants on melamine basis.

     The Board of Directors of the Company proposes also for the year 2002 the same distribution of CHF 3 per share

     For 2001, the Company made a total payment to its shareholders of CHF 3 per share CHF 2 per share as dividend and CHF 1 per share in cash resulting from a share capital reduction. For 2002, the Board of Directors proposes to also make a total payment to shareholders of CHF 3 per share, but exclusively in the form of a capital reduction.

     If approved, the capital reduction will take the form of a reduction in the nominal value of each common share from CHF 9 per share by CHF 3 per share to CHF 6 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on March 6, 2003. If approved, the Company expects that payment of the capital reduction will be made to the shareholders on May 23, 2003, subject to various conditions.

     FINANCIAL REVIEW

     Sales increased by 3 percent in local currencies

     Net sales in local currencies increased by 3 percent. In Swiss francs sales decreased by 4 percent to CHF 7 085 million. Sales development in 2002 compared to 2001 resulted from the following factors:

      CONSOLIDATED SALES DEVELOPMENT                   2002 COMPARED TO 2001
      -------------------------------------------------------------------------
      Volume/product mix(1)  ....................               6%
      Price  ....................................             (3)%
      Currency  .................................             (7)%
      -------------------------------------------------------------------------
      Total in Swiss francs  ....................             (4)%
      -------------------------------------------------------------------------
      (1) Includes acquisition effects of 1 percent.

     Sales for the year started off moderately as a result of the continued weak economic environment. Sales in Europe and in the NAFTA region started to improve during the second quarter and weakened slightly towards the end of the year. As a consequence of volatile market conditions and mixed economic development, sales in 2002 showed a rather high oscillation from month to month compared to 2001. Contributing to the sales decline in Swiss francs was the strengthening of the Swiss franc compared to other currencies, particularly against the U.S. dollar, the British pound, the euro and the Japanese yen, resulting in a reduction in sales in Swiss francs of 4 percent compared to 2001. In these difficult economic conditions, the Company experienced sales price erosion of 3 percent but was able to compensated for this by a volume/product mix increase of 6 percent. This emphasizes the overall quality of the Company's product portfolio and customer partnerships.

     Sales in local currencies increased in some of the major markets in EUROPE, except in the United Kingdom and in France. In Swiss francs, sales declined. In the AMERICAS, sales in local currencies increased in North America and Central America, but decreased in Swiss francs. Sales in South America showed a stronger increase in local currencies than the rest of the Americas, but declined in Swiss francs. In most of the major markets in ASIA-PACIFIC, sales increased in local currencies. The China Region and Australia showed increased sales also in Swiss francs. Whereas in the other major markets of the region, sales in Swiss francs declined. In the China Region, sales increased by double digits in local currencies.

      GEOGRAPHIC SALES DISTRIBUTION                   2002              2001
      -------------------------------------------------------------------------

      Europe  ....................................      38 %            37 %
      Americas(1)  ...............................      35 %            36 %
      Asia Pacific(2)  ...........................      27 %            27 %

      -------------------------------------------------------------------------

(1)  The Americas are comprised of the regions North, Central and South
     America.
(2) Asia Pacific is comprised of the regions Asia, Africa, the Middle East, Australia and New Zealand.


     Profit margins remained relatively stable and benefited from the Company's cost reduction programs

     The gross profit margin improved to 33.3 percent of sales compared to
32.3 percent in the prior year. The increase in gross profit was achieved through price reductions on raw materials and effective control on other production costs, combined with relatively stable selling prices. In the first half of 2002, raw material prices declined due to the continuation of the Company's policy to purchase supplies globally through its worldwide organization and its position in the chemical value chain. In the second half of the year, the decline of raw material prices slowed down and prices started to increase for some raw materials towards the end of the year. Process improvements in production with respective staff reductions combined with the increased plant utilization due to higher production output further improved the gross profit margin.

     Selling, general and administrative expenses decrease

     Selling, general and administrative expenses decreased in absolute terms by CHF 11 million to CHF 1 247 million, compared to CHF 1 258 million in 2001. Selling, general and administrative expenses expressed as a percentage of sales were 17.6 percent compared to 17.1 percent in the prior year. The Company's continuous efforts to streamline its operational structure, the cost initiatives under the Company's reorganization program "Fit For Growth!" as announced in 2001, process improvements and the completion of previously announced restructuring programs, resulted in a reduction of personnel levels and a decrease in selling, general and administrative expenses that offset most of the negative impacts. The Company had higher variable compensation expenses in 2002 compared to 2001, as compensation levels are partly linked to achieving performance targets, which were only partly met in 2002, and to a lesser extent in 2001. The Company also had in 2001 non-recurring income related to providing third party services to Vantico, a company that was established by the purchaser of the Company's Performance Polymers business. These service contracts have expired and will not be renewed.

     In 2003, selling, general and administrative expenses will be adversely affected by higher costs relating to pension funds and insurance. Effective January 1, 2003, the company will adopt the fair value method of accounting for stock option plans as defined in SFAS No. 123 "Accounting for Stock-based Compensation". As a consequence, future employee stock option grants and other stock based compensation plans will be recorded as expenses over the vesting period of the award based on their fair values as of the date the award is granted. However, continuous cost control programs and further process improvements are expected to offset these negative impacts.

     Continuing commitment to research and development

     Research and development expenses as a percentage of sales increased to
4.2 percent in 2002 compared to 3.8 percent in 2001. In absolute terms, research and development expenses increased by CHF 18 million to CHF 294 million in 2002 as compared to CHF 276 million in 2001, an increase of 7 percent in Swiss francs or 9 percent in local currencies.

     The Company has historically invested and plans to continue to invest approximately 3 to 4 percent of sales in research and development activities. The Company's research and development program focuses on generating new business and defending leading market positions by continuous innovation. As part of the reorganization, announced in February 2001, certain research and development activities, mostly focused on innovative new ideas and opportunities, were transferred to a central group managed directly by the Chief Technology Officer. The Company's research and development strategy is to enter both new and existing markets with innovative formulations and solutions that will satisfy customer needs.

     Some examples of new formulations used to enter new markets are "soft pigment" formulations for both textile printing and textile dyeing. These formulations have superior characteristics as they can be used for printing and bath dyeing. They maintain the soft handle of the textile in the finished product and are environmentally friendly. A further example are new UV absorber systems that are added to laundry detergents, which when applied regularly, increase the sun-protection of a fabric up to a factor of 30.

     Innovative product range extensions and customer focused solutions within existing markets include a new compound for optical information storage on recordable Compact Discs (CDs) and Digital Versatile Discs (DVDs) with improved data storage quality, warp free pigments for use in plastics, and new colors for color filters used in color flat-screen displays (LCD-TFT). The Water & Paper Treatment Segment introduced a series of environmentally friendly fluorine chemicals for the paper market, which prevent, for example, food-packaging papers from being stained by fatty content.

     In parallel, the Company continues to develop new and improved manufacturing processes, which are cost competitive and meet all environmental, health and safety requirements.

     Amortization of goodwill ceased to apply with the adoption of SFAS No. 142

     As of January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortizes any goodwill to earnings, but instead is required to review its recoverability through annual impairment testing. Other identifiable intangibles continue to be amortized to earnings over their estimated useful lives. The Company adopted the new accounting rule effective January 1, 2002. Upon adoption of this accounting rule, an initial impairment test of the goodwill as of January 1, 2002 was required. In addition, the Company was required to perform an annual impairment test of goodwill during 2002. The Company tested the recoverability of its goodwill as of January 1, 2002 and as of December 31, 2002, concluding as of each respective date that the book value of goodwill was not impaired. For further information see the "Supplemental Information - Change in accounting policy and new accounting standards" section below and Note 1 to Consolidated Financial Statements. In 2001, the goodwill amortization expense was CHF 61 million.

     Amortization of other intangibles

     The amortization of other intangibles remained relatively constant at CHF 33 million compared to CHF 31 million in 2001. The increase was a result of recent acquisitions during 2002 and acquisitions that occurred at the end of 2001.

     Income from earnings of equity affiliates decreased

     Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, decreased to CHF 6 million in 2002 from CHF 8 million in 2001. The related income taxes on earnings of equity affiliates are recorded separately in the Company's provision for income taxes.

     The reduction in income from earnings of equity affiliates is primarily due to the sale, in March 2001, of the Company's 50 percent interest in TFL Ledertechnik GmbH & Co. KG ("TFL"). The net proceeds received from the sale of the TFL interest approximated the carrying value of the investment at the date of sale.

     Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

                                                          2002          2001
      --------------------------------------------------------------------------

      Operating income (EBIT) ........................     788           761
      EBITDA  ........................................   1 173         1 230
      EBIT margin  ...................................    11.1%         10.3%
      EBITDA margin  .................................    16.6%         16.7%

      2002 compared to 2001
      --------------------------------------------------------------------------
      Operating income (EBIT) ........................       4%
      EBITDA  ........................................     (5)%
      --------------------------------------------------------------------------

     Operating income increased by CHF 27 million in 2002 and the EBIT margin increased by 0.8 percent points to 11.1 percent of sales. Increased sales in local currencies, favorable raw material prices, process improvements and proactive measures for cost control contributed to these improvements. The strengthening of the Swiss franc against most currencies negatively impacted operating income by approximately CHF 165 million. The amortization of goodwill amounted to CHF 61 million in 2001.

     EBITDA declined by CHF 57 million compared to 2001, mainly as a result of the unfavorable currency fluctuation of the Swiss franc against other currencies. In local currencies, EBITDA increased by 10 percent. The EBITDA margin of 16.6 percent in 2002 maintained at the previous year's level.

     Restructuring and special charges, net - prior year programs completed in 2002

     The Company evaluates the performance of its segments' operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the segments' operating results.

     The restructuring accrual at January 1, 2002 relates to the 2000 restructuring projects, announced in the second half of 2000. These restructuring programs were completed during 2002 and are described below.

     The Company implemented a program ("Fit For Growth!") in 2001 that aligned the Company's operational activities with its customers' industries. This new structure was designed to bring the Company's businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five business segments, a Chief Technology Officer at the

     Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company's existing technological core competencies and to identify new technology platforms for future growth. The "Fit for Growth!" program was also designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, which is expected to be completed during 2003, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and business growth.

     During 2002, in connection with the "Fit For Growth!" program initiated in 2001, the Company reduced its headcount by an additional 676 employees. These reductions in the number of employees were achieved through productivity gains realized from the implementation of the new organizational structures introduced in 2001. The reductions were made, for the most part, through attrition and the very limited hiring of new personnel.

     In 2001, under the "Fit For Growth!" program, the Company reduced its headcount by 262 full-time equivalents ("FTEs") under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

     The 2000 year programs comprised primarily the restructuring of certain operations of the Water & Paper Treatment segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs that were incurred in 2000 related to the reduction of approximately 238 FTEs in the United States and Southern Europe, principally in the administration, sales and marketing functions and, in addition, the manufacturing functions in the United States. These restructuring programs were completed during 2002.

     Under all programs reported and through additional initiatives in the last two years, the company reduced its headcount from 20 306 FTEs at end of 2000 by 1 299 employees to 19 007 FTEs at the end of 2002.

      The costs and activity associated with the 2000 restructuring programs during 2002 are summarized below:

                                         Severance        Other
                                             costs        costs           Total
      --------------------------------------------------------------------------
      January 1, 2002 ...................        5            7              12
      Amounts utilized(1)  ..............       (5)          (7)            (12)
      --------------------------------------------------------------------------
      December 31, 2002  ................        0            0               0
      --------------------------------------------------------------------------
         (1)  Includes currency adjustments.

     PLASTIC ADDITIVES RESULTS

     Sales decreased to CHF 1 813 million in 2002 or by 1 percent in Swiss francs and increased by 6 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

      Sales development                               2002 compared to 2001
      --------------------------------------------------------------------------
      Volume/product mix(1)  ................................      10%
      Price  ................................................     (4)%
      Currency  .............................................     (7)%
      --------------------------------------------------------------------------
      Total in Swiss francs  ................................     (1)%
      --------------------------------------------------------------------------

      (1) Includes acquisition effects of less than 1 percent.

     Sales increased in local currencies due to strong volume growth, particularly in lubricant additives, while sales in Swiss francs declined slightly. Base polymers and polymer products sales also increased in local currencies, despite the competitive environment and pricing strategies of competitors. In response to these market conditions, sales price reductions were necessary to maintain the Segment's market position.

     Geographically, sales in EUROPE increased both in local currencies and to a lesser extent in Swiss francs. Sales growth was positive in the majority of the region in local currencies. In the AMERICAS, sales declined in Swiss francs but grew in local currencies, fuelled especially by a favorable second half in the United States. In ASIA PACIFIC, sales levels increased in local currencies, with sales in China being particularly solid. Sales were, however, slightly lower in Swiss francs.


                                                             2002        2001
      -------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  .....................................  245         275
      As a percentage of sales (EBIT margin)  .............. 13.5%       15.0%

      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  .....................................  346         388
      As a percentage of sales (EBITDA margin)  ............ 19.1%       21.1%
      --------------------------------------------------------------------------

     Operating income and EBITDA were adversely affected by lower sales and unfavorable currency fluctuations. Improvements made to the operating cost structure in addition to productivity gains could not fully offset sales price declines. These impacts led to a slight decline in gross profit margin levels. Selling, general and administration costs remained stable at the prior year level, despite a higher level of variable compensation expense in 2002 compared to 2001. This is due to the compensation being partly linked to achieving specified performance targets, which the Segment met in 2002, and to a lesser extent in 2001. The Segment continued its investment in future growth through research and development activities, which were maintained at the level of approximately 5% of sales. In addition, during 2002 the Segment completed the acquisition of Melapur B.V., a provider of environmentally friendly, halogen-free flame retardants, strengthening the Segment's position in this market.

      ASSET MANAGEMENT                                        2002        2001
      --------------------------------------------------------------------------
      Net current operating assets:
         Absolute in CHF  .................................    378         420
         As a percentage of sales  ........................     21%         23%
      Capital expenditure in CHF  .........................     86          80
      Invested capital in CHF  ............................  1 236       1 403
      Total assets in CHF  ................................  1 493       1 623
      --------------------------------------------------------------------------

     The Segment continued to focus on asset management during 2002, resulting in a lower investment in assets compared to the prior year. Despite higher sales volume, inventory levels were further reduced below prior year levels, improving both in absolute and intensity terms. Receivables levels were also lower in both absolute and intensity terms. In addition, payable levels increased above prior year levels. Capital expenditures were mainly focused on efficiency and improvements programs at the production facilities and were below the level of depreciation. The combination of currency effects, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

     COATING EFFECTS RESULTS

     Sales decreased to CHF 1 920 million in 2002 or by 1 percent in Swiss francs but increased by 5 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

         Sales development                             2002 compared to 2001
      --------------------------------------------------------------------------
      Volume/product mix(1)  ................................       8%
      Price  ................................................     (3)%
      Currency  .............................................     (6)%
      --------------------------------------------------------------------------
      Total in Swiss francs  ................................     (1)%
      --------------------------------------------------------------------------

      (1) Includes acquisition effects of 2 percent.

     Sales grew in local currencies due to the strong volume growth, particularly in the coatings, imaging and plastics market sectors, while in Swiss francs sales declined slightly. Continued sales growth of patented products into the automotive industry and the introduction of new and innovative products in the plastic markets, where the Segment is well positioned to meet increasing demand for materials substitutes, also contributed to the sales growth. The global printing ink industry continued to be very challenging in the traditional publication areas, although digital printing products continued to grow strongly. The information storage sector remains a difficult market, whereas growth opportunities have occurred in displays and microelectronics.

     Geographically, sales in EUROPE increased in both Swiss francs and in local currencies. In the AMERICAS, sales levels increased in local currencies, supported by a good second half of 2002 in the United States. ASIA PACIFIC sales increased in local currencies and were marginally lower in Swiss francs.


                                                               2002       2001
      --------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  ....................................     341        312
      As a percentage of sales (EBIT margin)  .............    17.7%      16.1%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  ....................................     440        411
      As a percentage of sales (EBITDA margin)  ...........    22.9%      21.1%
      --------------------------------------------------------------------------

     Operating income and EBITDA increased both in absolute terms and as a percentage of sales, despite being adversely affected by slightly lower sales and unfavorable currency fluctuations. This improvement was primarily due to lower raw material costs, in conjunction with increased capacity utilization and cost savings realized through continued streamlining activities at selected production facilities. These factors contributed to a significant improvement in gross margin levels. Selling, general and administrative costs were slightly higher, primarily due to the higher level of variable compensation expense in 2002 compared to 2001. This is due to the compensation being partly linked to achieving specified performance targets, which the Segment met in 2002, and to a lesser extent in 2001. Investment in research and development continued at the high level of the prior year, being approximately 5% of sales.

      ASSET MANAGEMENT                                    2002        2001
      ------------------------------------------------------------------------
      Net current operating assets:
         Absolute in CHF  ...............................  575         658
         As a percentage of sales  ......................   30%         34%
      Capital expenditure in CHF  .......................   74          66
      Invested capital in CHF  .......................... 1 834      2 001
      Total assets in CHF  .............................. 2 107      2 249
      ------------------------------------------------------------------------

     In 2002, the Segment continued its focus on the management of its assets. Inventory levels were below those of the prior year and improved in both absolute and intensity terms. Receivable levels were also lower in both absolute and intensity terms. Payable levels increased above prior year levels. Capital expenditures were focused primarily on efficiency and productivity programs and were below the level of depreciation. The combination of currency effects, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

     WATER & PAPER TREATMENT RESULTS

     Sales decreased to CHF 1 409 million in 2002 or by 5 percent in Swiss francs but increased by 1 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

      SALES DEVELOPMENT                               2002 COMPARED TO 2001
      ------------------------------------------------------------------------
      Volume/product mix  .................................             4%
      Price  ..............................................           (3)%
      Currency  ...........................................           (6)%
      ------------------------------------------------------------------------
      Total in Swiss francs  ..............................           (5)%
      ------------------------------------------------------------------------

     Water Treatment sales increased slightly in local currencies, but were lower in Swiss francs. The Segment continues to operate in a difficult economic environment, particularly in the United States where overall demand for its products remains weak. Competitive pricing continues to negatively affect the sales performance. Sales into the paper industry were slightly above prior year levels in local currencies, despite strong competition and the pricing strategies of key competitors. This was achieved, in part, as a result of new product introductions.

     Geographically, sales in EUROPE increased in local currencies and declined marginally in Swiss francs. Performance was mixed in the region. In the AMERICAS, sales decreased in both Swiss francs and in local currencies, driven mainly by the NAFTA region. South America again showed a strong performance in local currencies. Sales in ASIA PACIFIC increased both in Swiss francs and in local currencies with sales in China being particularly solid.


                                                             2002       2001
      --------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  ..................................      98         65
      As a percentage of sales (EBIT margin)  ...........     7.0%       4.4%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  ..................................     186        157
      As a percentage of sales (EBITDA margin)  .........    13.2%      10.6%
      --------------------------------------------------------------------------

     Operating income and EBITDA increased both in absolute terms and as a percentage of sales. This was achieved despite the weak sales development through the successful implementation of rightsizing initiatives undertaken to reduce the operating cost base of the Segment by lowering selling, general and administrative costs, idle capacity costs, raw material costs and energy costs. The reduction in selling, general and administrative costs was achieved mainly from lower personnel costs, as a consequence of the completion of the headcount reduction programs, initiated in prior years. Investments in research and development remained stable at approximately 2 percent of sales.

      ASSET MANAGEMENT                                         2002       2001
      --------------------------------------------------------------------------
      Net current operating assets:
         Absolute in CHF  ....................................   335       357
         As a percentage of sales  ...........................    24%       24%
      Capital expenditure in CHF  ............................    35        52
      Invested capital in CHF  ............................... 2 429     2 596
      Total assets in CHF .................................... 2 606     2 790
      --------------------------------------------------------------------------

     The Segment was again successful in effectively managing its assets. Inventory and receivable levels were below the prior year. Capital expenditures were well below the level of the prior year, with investments focused mainly on debottlenecking projects. The combination of currency fluctuations, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

     TEXTILE EFFECTS RESULTS

     Sales decreased to CHF 1 544 million in 2002 or by 8 percent in Swiss francs and by 2 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

      SALES DEVELOPMENT                                2002 COMPARED TO 2001
      -----------------------------------------------------------------------
      Volume/product mix  ................................             2%
      Price  .............................................           (4)%
      Currency  ..........................................           (6)%
      -----------------------------------------------------------------------
      Total in Swiss francs  .............................           (8)%
      -----------------------------------------------------------------------

     The Segment continued to face challenges from weak overall demand in the textile dyes markets. In Europe, there were further textile mill closures. This coupled with the continued low level of activity in the wool sector and intensified competition in the market, contributed to the weak performance. In the textile chemicals markets, however, the Segment was able to increase sales in local currencies compared to the prior year, despite the difficult market conditions. In particular, the Segment posted a strong performance in its offering of effects chemicals, where demand for innovative oil and water repellant products, in conjunction with close customer alliances, continues to result in further market share gains.

     Geographically, in EUROPE, sales were below the prior year in both Swiss francs and in local currencies. Sales declines were experienced across all major European markets. In the AMERICAS, sales declined in Swiss francs and were slightly lower in local currencies. In the United States, a slight recovery was seen in the second half of the year, although sales remained below prior year levels in both Swiss francs and in local currency. In the ASIA PACIFIC region, sales increased in local currencies, particularly in the China Region and India, but declined in Swiss francs.

                                                             2002       2001
      --------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  ..................................     142        181
      As a percentage of sales (EBIT margin)  ...........     9.2%      10.8%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  ..................................     208        248
      As a percentage of sales (EBITDA margin)  .........    13.5%      14.8%
      --------------------------------------------------------------------------

     Operating income and EBITDA, in both absolute terms and as a percentage of sales were adversely affected by lower sales and unfavorable currency fluctuations. The Segment continued its initiatives to improve productivity and to reduce its cost structures during the year. The cost savings achieved out of these initiatives together with the reduction in raw material costs could not fully compensate for the lower sales levels and, as a consequence, gross profit margins were lower when compared to the prior year. Selling, general and administrative costs were lower compared to the prior year due to the lower cost base achieved, in part from further reductions in the number of employees. Investment in research and development remained stable at approximately 2 percent of sales.

      ASSET MANAGEMENT                                      2002         2001
      --------------------------------------------------------------------------
      Net current operating assets:
         Absolute in CHF  ...........................        532          641
         As a percentage of sales  ..................         34%          38%
      Capital expenditure in CHF  ...................         34           32
      Invested capital in CHF  ......................      1 291        1 490
      Total assets in CHF  ..........................      1 495        1 676
      --------------------------------------------------------------------------

     The Segment continued its efforts in the area of reducing its net current operating assets. Successful initiatives to further harmonize inventory management resulted in lower inventory levels in both absolute and intensity terms. Receivable levels in both absolute and intensity terms were well below those of the prior year. In addition, payable levels increased above prior year levels. The combination of effective management of current assets, lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

     HOME & PERSONAL CARE RESULTS

     Sales decreased to CHF 399 million in 2002 or by 7 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

      SALES DEVELOPMENT                                2002 COMPARED TO 2001
     ---------------------------------------------------------------------------
      Volume/product mix  ....................................       2%
      Price  .................................................     (1)%
      Currency  ..............................................     (8)%
     ---------------------------------------------------------------------------
      Total in Swiss francs  .................................     (7)%
     ---------------------------------------------------------------------------

     Sales in Home & Personal Care remained relatively stable in local currency in comparison to a strong performance last year, but declined significantly in Swiss francs. As a significant proportion of the Segment's sales are made in the Americas, the strengthening of the Swiss franc against the U.S. dollar and the other currencies in the region negatively affected the Swiss franc sales performance. In the personal care market, sales increased in local currencies as lower sales in hygiene effects were offset by growth new effects, particularly UV-filters and hair dyes. In the home and fabric care market sector, the negative impact of price competition and lower volumes in selected whitener products was offset by growth in new effects products in the areas of protection, colorants and home care specialties, resulting in a stable sales performance compared to the prior year.

     Geographically, sales in EUROPE increased both in Swiss francs and in local currencies, driven by the acceleration of new product launches. Performance among the countries was mixed. In the AMERICAS, sales increased in local currencies but declined in Swiss francs in all major markets in both North and South America. In ASIA PACIFIC, sales declined both in Swiss francs and in local currencies.


                                                           2002          2001
      --------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  ....................................  56            67
      As a percentage of sales (EBIT margin)  .............14.0%         15.7%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  ....................................  82            95
      As a percentage of sales (EBITDA margin)  ...........20.6%         22.2%
      --------------------------------------------------------------------------

     Operating income and EBITDA both in absolute terms and as a percentage of sales were adversely affected by lower sales and unfavorable currency fluctuations. Continued tight controls on costs, reductions in raw material costs and operational improvements could not fully compensate for the decline in sales, resulting in a decline in EBIT and EBITDA margins. Selling, general and administrative costs remained relatively stable compared to the prior year. In keeping with the Segment's long-term commitment to product innovation, investments in research and development activities increased to approximately 8 percent of sales.

      ASSET MANAGEMENT                                         2002      2001
      --------------------------------------------------------------------------
      Net current operating assets:
         Absolute in CHF  ..................................     93        98
         As a percentage of sales  .........................     23%       23%
      Capital expenditure in CHF  ..........................     18        25
      Invested capital in CHF  .............................    294       340
      Total assets in CHF  .................................    356       401
      --------------------------------------------------------------------------

     The Segment maintained its good asset management record, reducing its asset base. Increases in inventory levels required to meet demand for new products and decreases in payable levels were offset by lower receivable levels, in both absolute and intensity terms. Capital investments were lower than the prior year and were focused primarily on efficiency and productivity programs and were below the level of depreciation. The effects of the reduction in net current assets, lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

     TREASURY MANAGEMENT

     The international financial markets in 2002 remained volatile. The major trends in the markets, which were the focus of the Company's treasury management, included the weakening of the major currencies against the Swiss franc, and during the latter part of the year, the strengthening of the euro against the U.S. dollar, and movements in interest rates.

     During 2002, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.72 to a low of approximately CHF 1.38. The Swiss franc balance sheet year-end rate was at CHF 1.43 against the U.S. dollar in 2002 versus CHF 1.63 at the end of 2001.

     During 2002, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.48 to a low of approximately CHF 1.45. At the end of 2002, the Swiss franc was at a level of CHF 1.46 against the euro versus CHF 1.47 at the end of 2001.

     As a consequence of the anticipated economic recovery not being fully realized in the United States and the relatively flat economic growth in Europe, global interest rates fell below 2001 levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings in 2002 to 4.02 percent, which is below 2001 levels. The Company's net interest costs decreased by CHF 24 million to CHF 110 million in 2002 compared to CHF 134 million in 2001. This decrease resulted primarily from a reduction in interest rates globally and effective treasury management.

     The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2002, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, is CHF 105 million, an increase of CHF 46 million, compared to the net expense of CHF 59 million in 2001. Included in other financial expense in 2002 is a CHF 43 million loss on certain of the Company's short-term investments and financial investments in unconsolidated companies, primarily Hexcel Corporation. The Company was required to record these losses since the decline in market values below the Company's historical cost basis in these financial investments was, in management's opinion, no longer deemed temporary. The remainder of the other financial, expense, net, excluding the loss on investments, remained relatively stable compared to the prior year, despite the effects of the strengthening of the Swiss franc against the U.S. dollar and the other major currencies, and the effects of currency exchange losses caused by the devaluation of the Brazilian Real, the Mexican Peso and the Argentinean Peso.

     Throughout 2002, the Company continued to maintain its long-term debt ratings of 'A' from Standard & Poors and of 'A2' from Moody's. In management's opinion, based on the Company's current financial position, its credit protection ratios are strong for its rating category.

     In accordance with its risk management policy for country risk, the Company increased short-term debt due to local funding needs by CHF 22 million. In 2001 short-term debt was reduced by CHF 48 million. When economically feasible, the Company selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 19 million in 2002 versus CHF 110 million in 2001. The Company's remaining cash reserves will be utilized in future periods to continue to maintain short-term debt at stable levels, to repay the straight bond debt in May 2003 and the convertible bond debt in July 2003, in accordance with their terms, and to repay of long-term debt when it is economically advantageous to the Company. The Company may, if and when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance as partial funding of the long-term debt amounts that are due in 2003.

     As of January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which replaced existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. Upon adoption of SFAS No. 133, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income. For further information, see Note 1 to Consolidated Financial Statements.

     EFFECTIVE TAX RATE

     The Company reported an effective tax rate of 27 percent in 2002, a reduction of 5 percent compared to 32 percent reported in 2001. This reduction in the effective tax rate results, in part, from goodwill not being amortized for financial reporting purposes, in accordance with the Company's adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" (see Note 1 to Consolidated Financial Statements), as a considerable portion of the Company's goodwill is non-deductible for tax purposes. In 2002, the effective tax rate was also impacted by a lower amount of other non-deductible items (see Note 15 to Consolidated Financial Statements).

     In 2001, the effective tax rate was impacted by several non-recurring events. The tax rate was negatively impacted by the effect of a tax payment in Italy (the "Imposta Sostitutiva") that permitted the future tax deductibility of Prochimica s.r.l.'s goodwill amortization and a tax adjustment. Both of these negative effects were substantially offset by the benefit received from the effect of certain taxable expenses in one of the Company's subsidiaries that were recognized for income tax purposes but were not recognizable for financial reporting purposes. Excluding the impact of these 2001 non-recurring events, for comparability with the 2002 effective tax rate, the effective tax rate in 2001 would have been 30 percent.

      NET INCOME AND EARNINGS PER SHARE

      NET INCOME                                                 2002      2001
      --------------------------------------------------------------------------
      Income from continuing operations  ......................   406      380
      Cumulative effects of change in accounting principles ...     -        2
      --------------------------------------------------------------------------
      Net income  .............................................   406      382
      --------------------------------------------------------------------------


      EARNINGS PER SHARE, BASIC AND DILUTED                      2002      2001
      --------------------------------------------------------------------------
      Continuing operations  .................................  5.92      5.72
      Cumulative effects of change in accounting principles...     -      0.04
      --------------------------------------------------------------------------
      Net income  ............................................  5.92      5.76
      --------------------------------------------------------------------------

     Earnings per share amounts were computed by dividing income from continuing operations, cumulative effects of change in accounting principles and net income, respectively, by the weighted average number of shares outstanding.

     CONSOLIDATED BALANCE SHEETS

     Strong focus on asset management continues to reduce net debt

     SELECTED BALANCE SHEET DATA AS OF DECEMBER 31,              2002     2001
     ---------------------------------------------------------------------------
     Cash and cash equivalents and short-term investments...    2 377    1 643
     Total assets  .........................................   11 792   11 718
     Total shareholders' equity  ...........................    4 354    3 908
     ---------------------------------------------------------------------------

     The continued emphasis on the management of operational assets led to a reduction in total assets of CHF 660 million, excluding cash and cash equivalents and short-term investments. This reduction was achieved through continued proactive asset management in the areas of inventories and accounts receivable and through the continued efforts to focus the Company's capital expenditures on efficiency and safety improvement related items. Proposed investments in additional production capacity continue to be carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company also continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

     In addition to operational effects, the change in year-end exchange rates, between December 31, 2001 and 2002, used for translating the balance sheet into Swiss francs, had a significant effect. Most major currencies particularly the U.S. dollar, the British pound, the Japanese yen and to a lesser extent the euro depreciated against the Swiss franc.

     The continued focus on cash and asset management resulted in significantly lower net debt in 2002. The table below shows the movement in net debt from December 31, 2001 to December 31, 2002.

                                                        Total         Cash & cash       Short-term        Total
      Net debt development from 2001 to 2002             debt         equivalents       investments     net debt
      ------------------------------------------------------------------------------------------------------------
      December 31, 2001  .............................. 3 994            1 602              41            2 351
      Cash flows increase (decrease), net  ............     4              833             (25)            (804)
      Currency effects and other  .....................  (158)             (74)              0              (84)
      ------------------------------------------------------------------------------------------------------------
      December 31, 2002  .............................. 3 840            2 361              16            1 463
      ------------------------------------------------------------------------------------------------------------

     The continued generation of cash flows from operations in excess of 1 billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 888 million in 2002. Net debt amounted to CHF 1 463 million in 2002 compared to CHF 2 351 million in 2001.

     Short-term debt, excluding the current portion of long-term debt, and long-term debt, including the current portion, remained relatively stable in 2002 compared to 2001. This was achieved through the Company's ability to finance its working capital needs through cash flows generated from its operating activities.

     LIQUIDITY AND CAPITAL RESOURCES

     Liquidity - Net cash provided by operating activities in excess of CHF 1 billion and free cash flow at CHF 683 million in 2002


      CASH FLOWS FROM OPERATING ACTIVITIES                                        2002       2001        2000
      -------------------------------------------------------------------------------------------------------
      Net cash from continuing operations, before restructuring payments ..      1 050      1 100       1 065
      Cash used for restructuring payments ................................       (12)       (46)        (35)
      Net cash provided by discontinued operations ........................          -          -           1
      -------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities  ..........................      1 038      1 054       1 031
      -------------------------------------------------------------------------------------------------------

     The Company's continued focus on asset management and effective cash management again showed good results in the Company's cash generation during 2002. The Company generated cash flows from its operating activities, before restructuring payments, of CHF 1 050 million in 2002 compared to CHF 1 100 million in 2001 and CHF 1 065 million in 2000.


      CASH FLOWS FROM INVESTING ACTIVITIES                                          2002       2001        2000
      --------------------------------------------------------------------------------------------------------------
      Capital expenditures  ..................................................     (250)      (259)       (249)
      Sale (acquisition) of businesses, net of cash  .........................     (116)      (144)      1 566
      Proceeds from sale of assets and changes in loans and other long-term
      assets  ................................................................       17         69         (42)
      Cash flows used in investing activities, discontinued operations  ......         -          -         (4)
      --------------------------------------------------------------------------------------------------------------
      NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES  ...................     (349)      (334)       1 271
      --------------------------------------------------------------------------------------------------------------

     In 2002, the net cash used in acquisition and divestment activities amounted to CHF 116 million. The most significant costs incurred related to additional cash payments for separation cost attributable to the divestment of the Performance Polymers business, which amounted to approximately CHF 69 million. This is lower than the Company's prior year estimate of cash payments to be made due to delays in the settlement of certain matters between the parties that is out of the direct control of the Company. The remaining CHF 47 million was used primarily for minor strategic business acquisitions, including the acquisition of the flame retardant business of Melapur B.V. from DSM N.V.

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


      CASH FLOWS FROM FINANCING ACTIVITIES                                          2002      2001      2000
      -------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in short-term and long-term debt, net  ................     4      (152)    (1 339)
      Dividends paid  ...........................................................  (134)     (132)      (133)
      Capital reduction paid  ...................................................   (69)        -          -
      Treasury stock transactions and other  ....................................   343         9        (36)
      -------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES  ................   144      (275)    (1 508)
      -------------------------------------------------------------------------------------------------------------

     The Company's short-term and long-term debt increased slightly by CHF 4 million in 2002 compared to a reduction of CHF 152 million in 2001 and CHF 1 339 million in 2000. Short-term debt increased by CHF 22 million in 2002, due to certain subsidiaries local funding needs, compared to a decrease of CHF 48 million in 2001 and CHF 844 million in 2000. When economically feasible, the Company selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 19 million in 2002 versus CHF 110 million in 2001 and CHF 499 million in 2000. The Company's remaining cash reserves will be utilized in future periods to continue to maintain short-term debt at stable levels, for repayment of the straight bond debt in May 2003 and the convertible bond debt in July 2003, in accordance with their terms and for the repayment of long-term debt when it is economically advantageous to the Company. The Company might, when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance for part of the long-term debt amounts that are due in 2003.

     At the Company's Annual General Meeting on March 22, 2002, the shareholders approved the Board of Directors proposal for an unchanged dividend of CHF 2 per share and an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which amounted to CHF 134 million and paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

     As a result of treasury stock transaction, the Company received net proceeds of CHF 344 million in 2002 compared to CHF 9 million in 2001 and a use of cash for net acquisition of treasury shares of CHF (40) million in 2000. For further details, refer to Note 17 to Consolidated Financial Statements.


      FREE CASH FLOWS                                                               2002        2001        2000
      --------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities .............................      1 038       1 054       1 031

      Add:   Restructuring payments .........................................         12          46          35
      Less:  Net cash used in investing activities ..........................      (349)       (334)       1 271
      Add:   (Sale) acquisition of business, net of cash ....................        116         144     (1 566)
      Less:  Dividends ......................................................      (134)       (132)       (133)
      Other  ................................................................          0           1           0
      --------------------------------------------------------------------------------------------------------------
      FREE CASH FLOW  .......................................................        683         779         638
      --------------------------------------------------------------------------------------------------------------


     Free cash flow amounted to CHF 683 million in 2002 compared to CHF 779 million in 2001 and CHF 638 million in 2000. This stable result, despite the difficult economic environment, is primarily a consequence of the Company's continued strong focus on cash flow and the positive effects being realized from the completion of the prior years restructuring programs. Free cash flow was used for debt repayment where it was economically advantageous to the Company, for restructuring programs and for small strategic acquisitions.

     For information on the 2002 proposed distributions to the Company's shareholders to be made in 2003, see the Operational Review section of this Management's Discussion and Analysis above.

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

     Under the Company's written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company's risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see Note 9 to Consolidated Financial Statements and "Item 11. - Quantitative and Qualitative Disclosures About Market Risks".

     In recent years, the Company's sources of liquidity have primarily been provided by operations and funds from capital markets. The management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. The Company's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management, for the next one to two years, intends to maintain the Company's capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures which individually is material to the Company.

     As described above, the Company may, if and when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance as partial funding for the long-term debt amounts that are due in 2003. However, there can be no assurances that the debt capital markets will be available to the Company on appropriate terms.

     For further information on capital resources available to the Company, see Notes 13 and 14 to Consolidated Financial Statements and Supplemental Information - Capital resources - additional information" section of this Management's Discussion and Analysis.

     OUTLOOK 2003

     In the upcoming quarters, Ciba Specialty Chemicals does not expect substantial changes in the current trading conditions. In such a challenging market environment, it is particularly important to continue to reduce the cost base by increasing operational efficiency and by adhering to strict expense controls. The Company will need to compensate for around CHF 60 million in additional expenses, mainly for an increase in pension contributions and higher insurance premiums.

     Despite the anticipated challenging first two quarters of the year, for the full year the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to be above the levels of 2002. With the continuous strong focus on cash generation, the Company is striving to achieve a free cash flow for 2003 in excess of CHF 600 million.

     These forecasts are based on the assumption of an economic recovery later in the year in the United States and, afterwards, in Europe, as well as reasonably stable currency exchange rates vis-a-vis the Swiss franc, and, as usual, the effects of potential acquisitions are not included. In addition, the Company continues to monitor developments in the geopolitical climate globally and is prepared to react accordingly.

     See "Cautionary Statement Regarding Forward-Looking Information".

     SUPPLEMENTAL INFORMATION

     INFLATION

     The movements in the annual rates of inflation in Switzerland and the other major markets in which the Company operates have not been significant in the last three fiscal years.

     CAPITAL RESOURCES - ADDITIONAL INFORMATION

     The Company maintains commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements. The total amounts outstanding under all the Company's short-term debt facilities was CHF 298 million as of December 31, 2002 (2001: CHF 314 million).

     The Company maintained a multicurrency revolving loan facility that provided for borrowings in multiple currencies up to CHF 400 million at an interest rate of London Interbank Offered Rate ("LIBOR") plus 21.5 basis points. There were no borrowings outstanding under this facility during 2002 and 2001. This facility expired on July 11, 2002.

     On January 24, 2003, the Company entered into a new multicurrency revolving loan facility agreement that provides for borrowings in multiple currencies up to CHF 500 million. A commitment fee of 45 percent of the applicable margin per annum, currently at 0.1125 percent, is paid on the average unused facility. The loans bear interest at an interest rate of LIBOR plus 25 basis points, subject to adjustment on a sliding scale, in the range of LIBOR plus 22.5 to 42.5 basis points, depending on the Company's Standard & Poor's and Moody's debt rating. The facility expires on January 23, 2006. As of January 31, 2003, there were no borrowings outstanding under this facility.

     As of December 31, 2002, the Company had available unused credit lines under its other bank overdraft and credit facilities of a total of approximately CHF 753 million (2001: CHF 1 040 million).

     The Company's principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1.0 billion (approximately CHF 1.4 billion). At December 31, 2002 and at December 31, 2001, no amounts were outstanding under these programs.

     The Company's long-term debt consists primarily of Euro Medium-Term Notes, convertible bonds, and straight bonds. The total amounts outstanding under all of the Company's long-term debt facilities, including current portions, was CHF 3 542 million as of December 31, 2002 (2001: CHF 3 680 million).

     The Company maintains a Euro Medium-Term Note ("EMTN") program under which the Company may issue up to USD 2.0 billion (approximately CHF 2.8 billion) multicurrency, unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates. The Company had outstanding borrowings under this EMTN program at December 31, 2002 of approximately CHF 959 million (2001: CHF 1 009 million). As of December 31, 2002 the Company had available borrowings under this EMTN program of approximately CHF 1.9 billion. In May 2003, CHF 247 million (USD 175 million) of the these EMTN borrowings are due for repayment in accordance with its terms. Of the remaining outstanding EMTN borrowings, CHF 168 million (EUR 114 million) is due in 2005 and CHF 544 million (GBP 243 million) is due in 2013.

     The Company's commercial paper and EMTN programs, as described above, are uncommitted and the availability of future funds thereunder depends to a large extent on market conditions.

     The Company, in July 1998, issued USD 687 million (CHF 1.0 billion) unsecured, unsubordinated convertible bonds due 2003 with a fixed interest rate of 1.25 percent that are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share (the exchange rate to the USD being fixed at 1.505 until the maturity of the bond), with the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds, and the remaining outstanding balance will be repaid on July 10, 2003, in accordance with the terms of the bonds.

     The Company also has outstanding at both December 31, 2002 and 2001, CHF 1300 million, 3.25 percent Straight Bonds, of which CHF 1 000 million is due in 2008 and CHF 300 million is due in 2009.

     ENVIRONMENTAL MATTERS

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 22 to Consolidated Financial Statements and "Item 4. Information on the Company--Property, Plant and Equipment; Manufacturing--Environmental Matters."

     LONG-TERM OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. These commitments are not in excess of current market prices and reflect normal business operations. The Company has outstanding at December 31, 2002, various long-term obligations that will become due in 2003 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company's future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2002, the Company's current estimate of their annual maturities.

                                                                  Payments by year, as from December 31, 2002
                                                                 ----------------------------------------------
                                                                      Less
                                                                     than 1     1 to 3     3 to 5    More than
                                                            Total     year      years      years      5 years
     ----------------------------------------------------------------------------------------------------------
     Long-term debt, including current portion(1) ......   3 492     1 208        169          2      2 113
     Long-term obligations, including current portion(2)   1 665       128        153        140      1 244
     Raw material purchase commitments ...................   421       171        250          -          -
     Fixed asset and other purchase commitments              160        61         99          -          -
     Lease commitments  .....................................113        44         46         16          7
     ----------------------------------------------------------------------------------------------------------
     Total     ............................................5 851     1 612        717        158      3 364
     ----------------------------------------------------------------------------------------------------------

     (1) Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 14 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

     (2) Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2002. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included is liabilities related to environmental matters, which are further discussed in Note 22 to Consolidated Financial Statements and "Item 4. Information on the Company--Property, Plant and Equipment; Manufacturing--Environmental Matters."


     In addition to the long-term obligations and commitments disclosed above, the Company in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2002, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 18 million of which CHF 6 million expire in 2003, CHF 10 million expire in 2004 and CHF 2 million expire in 2005.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2002, the Company had issued CHF 34 million of environmental indemnifications that decrease to CHF 22 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in Note 22 to Consolidated Financial Statements and "Item 4. Information on the Company--Property, Plant and Equipment; Manufacturing--Environmental Matters". The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2002, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 13 million (2001: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2001: CHF 1 million).

     The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the Consolidated Financial Statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     For further information on commitments and contingencies, see Note 22 to Consolidated Financial Statements.

     EURO CONVERSION

     The introduction of the euro in the twelve of the fifteen member states of the European Union may continue to have an impact on the Company's operations. These potential impacts include, but are not limited to, increased cross-border price transparency and tax and legal implications (e.g. easier harmonization). Based on the Company's experiences to date, management is of the opinion that the introduction of the euro will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See "Item 3. Key Information - Risk Factors."

     TAX MATTERS

     In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings were initiated by Novartis against the Company in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

     CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS

     During 2002, the Company adopted several new accounting standards that were issued by the Financial Accounting Standards Board ("FASB"). In addition, the Company will be required to adopt certain other new accounting standards during 2003 that have been issued by the FASB as of December 31, 2002, but were not required to be adopted during 2002. For further information regarding the impact on the Company's results of operations and financial position from the adoption of the these new FASB standards in 2002 and the potential impact from the adoption of the new FASB standards in 2003, refer to the discussion below and to the "Financial Review" section of this Management's Discussion and Analysis under the sub-sections "Amortization of Goodwill ceased to apply with the adoption of SFAS No. 142" and "Selling, general and administration expenses decreases".

     Derivative financial instruments

     Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133". For further information, see the "Treasury management" section of this Management's Discussion and Analysis and Notes 1 and 9 to Consolidated Financial Statements.

     Business combinations

     In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations completed after June 30, 2001 be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the "uniting of interest method") is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company's results of operations and financial position in either 2002 or 2001.

     Goodwill and intangible assets

     In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". The Company fully adopted SFAS No. 142 effective January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed the initial impairment test and determined that its reported goodwill was not impaired.

     SFAS No. 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost and requires that goodwill no longer be amortized to earnings. On an annual basis, the Company is required to evaluate the book value of goodwill at the reporting unit level for impairment using a two step impairment test. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. The amortization of goodwill ceased upon adoption of SFAS No. 142. The standard was required to be adopted as of July 1, 2001 for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard was required to be adopted as of January 1, 2002. In addition, the disclosure requirements related to goodwill and intangible assets have been expanded to include information about changes in the carrying value of goodwill, the value of intangible assets by major type and the estimated intangible asset amortization expense for the next five years.

     During 2002, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

     In connection with past acquisitions, the Company in prior years had included, for financial reporting purposes, goodwill and certain identifiable intangible assets in the same balance sheet caption. SFAS No. 141 and SFAS No. 142 required the carrying amount of identifiable intangible assets to be stated separately from goodwill on the balance sheet. The amounts reported for 2001 have been reclassified to conform to the 2002 presentation.

     For a reconciliation of previously reported 2001 and 2000 financial information to the adjusted basis amounts excluding goodwill amortization, which is no longer required under SFAS No. 142, see Note 1 to Consolidated Financial Statements.

     Accounting for asset retirement obligations

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and does not expect the adoption to have a material effect on its results of operations and financial position.

     Accounting for the impairment or disposal of long-lived assets

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model to be used for long-lived assets to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company as required adopted this standard as of January 1, 2002. The adoption did not have an effect on the Company's 2002 results of operations and financial position.

     Rescission of FASB Statements No. 4, 44, and 64, amendments to SFAS No. 13, and technical corrections

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements".

     The rescission of SFAS No. 4 and SFAS No. 64 eliminates the requirement to report material gains and losses from the extinguishment of debt as an extraordinary item in the statement of income that are not unusual or infrequent in nature. The rescission of SFAS No. 44 does not impact the Company. The Company is required to adopt the provisions of these rescissions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

     The amendment to SFAS No. 13 "Accounting for Leases" eliminated an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required to and has adopted these provisions for transactions occurring after May 15, 2002. There was no impact on the Company's results of operations and financial position upon adoption.

     Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is required to adopt these provisions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

     Accounting for costs associated with exit or disposal activities

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Cost Associated with Exit or Disposal Activities" which addresses the accounting for restructuring and similar costs. This standard supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires that a liability associated with an exit activity that does not involve a newly acquired company in a business combination, or a disposal activity covered by SFAS No. 144, be recognized when the liability is incurred instead of recognizing the liability at the date of a company's commitment to an exit plan, as was required under EITF Issue No. 94-3. The statement establishes that the fair value of the liability is the objective for initial measurement of the liability and requires that the liability be updated for any changes in its fair value each reporting period. With respect to one-time employee termination costs, SFAS No. 148 changed the accounting in situations where the employee to be terminated is required to render service between the notification date of their termination and the date the employee will be terminated in order to receive any termination benefits. For these situations when the required post-notification service period extends beyond the minimum retention period required by local law, the fair value liability will be amortized over the service period. The Company is required to adopt this new standard for any exit or disposal activities that are initiated after December 31, 2002. The impact of the adoption of SFAS No. 146 on the Company's future financial position or results of operations will depend upon the timing of and facts underlying any future exit or disposal activities.

     Accounting and disclosure for guarantees

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the adoption to have a material effect on the Company's financial position or results of operations. The disclosure requirements are required to and have been adopted by the Company as of December 31, 2002 (see
Note 22 to Consolidated Financial Statements).

     Stock based compensation

     Effective January 1, 2003, the Company will adopt the fair value method of accounting for stock option plans as defined in SFAS No. 123 "Accounting for Stock-Based Compensation." As a consequence, future employee stock option grants and other stock based compensation plans will be recorded as an expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. The FASB has issued, in December 2002, SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123" that allows companies adopting the fair value method permitted under SFAS No. 123 to choose from three alternative transition methods. The Company has elected to adopt the modified prospective method that recognizes stock based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The ultimate impact on the future years' results of operations and financial position will depend upon the level of stock-based compensation granted in future years. Assuming no additional stock based compensation grants are made in 2003 and no additional forfeitures of outstanding unvested grants, the Company estimates the additional compensation expense associated with its current outstanding awards will be CHF 5 million in 2003, CHF 3 million after tax, and CHF 1 million in 2004, CHF 0.6 million after tax. SFAS No. 148 also amends certain annual disclosure provisions of SFAS No. 123. The Company has adopted these disclosure requirements in 2002, as permitted in accordance with the statement. SFAS No. 148 also requires the disclosure in interim financial statements the pro forma net income and earnings per share determined as if the Company had used the fair value method of accounting for its stock based compensation plans in accordance with the fair value method for all periods for which it has not been applied. Previously this pro forma disclosure was only required for annual financial statements. For the pro forma net income and earnings per share of the Company for 2002, 2001 and 2000 determined as if the Company had used the fair value method of accounting for its stock based compensation plans, see Note 18 to Consolidated Financial Statements.

     In 2002 and prior years, the Company has applied the disclosure-only provisions of SFAS No. 123 in accounting for its stock-based compensation plans that permitted the application of the intrinsic value method, as defined in Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Under APB Opinion No. 25, the Company recognized no compensation expense related to certain stock based compensation plans, as certain stock options have been granted at a price equal to the market price on the day of the grant and the discount offered under its employee share ownership plan was at a discount rate permitted without requiring compensation costs to be recorded.

      YEAR IN REVIEW - 2001 COMPARED TO 2000
      --------------------------------------
                                                                2001      2000
   -----------------------------------------------------------------------------
   RESULTS OF OPERATIONS
   Net sales  ...............................................  7 367     7 902
   Gross profit  ............................................  2 379     2 569
   Operating income  ........................................    761       876
   Income from continuing operations  .......................    380       418
   Net income  ..............................................    382       452

   Basic and diluted earnings per share:
   Income from continuing operations per share  .............   5.72      6.31
   Net income per share  ....................................   5.76      6.81
   -----------------------------------------------------------------------------
   OTHER DATA
   Operating income  ........................................    761       876
   Depreciation and amortization of other intangible assets .    408       406
   Amortization of goodwill..................................     61        64
   -----------------------------------------------------------------------------
   EBITDA....................................................  1 230     1 346
   Restructuring and special charges, net  ..................      0         2
   -----------------------------------------------------------------------------
   EBITDA, before restructuring and special charges .........  1 230     1 348
   -----------------------------------------------------------------------------
   Operating cash flows                                        1 054     1 031
   Operating cash flows, before restructuring payments(2)  ..  1 100     1 065
   Free cash flow(3)  .......................................    779       638
   -----------------------------------------------------------------------------
   Net debt(4)  .............................................  2 351     2 983
   Shareholders' equity at year end  ........................  3 908     3 754

   Dividend per share(5)  ...................................   2.00      2.00
   Capital reduction per share(5)  ..........................   1.00         -
   -----------------------------------------------------------------------------
   RESULTS OF OPERATIONS AS ADJUSTED EXCLUDING GOODWILL
   AMORTIZATION(1)
   Operating income  .......................................     822      940
   Income from continuing operations  ......................     441      482
   Net income                                                    443      520
   Basic and diluted earnings per share:
   Income from continuing operations per share  ............    6.64     7.27
   Net income per share  ...................................    6.68     7.83
   -----------------------------------------------------------------------------
   KEY PERFORMANCE RATIOS
   Sales development  ......................................     (7)%       9%
   Sales development in local currencies  ..................     (3)%       2%
   Expressed as a percentage of sales:
   Gross profit  ...........................................    32.3%    32.5%
   Operating income  .......................................    10.3%    11.1%
   Income from continuing operations  ......................     5.2%     5.3%
   Net income  .............................................     5.2%     5.7%
   EBITDA, before restructuring and special charges  .......    16.7%    17.1%
   -----------------------------------------------------------------------------

   (1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard
        (SFAS) No. 142 "Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized to earnings. For comparison purposes to the 2002 reported results, the results of operations on an adjusted basis, excluding goodwill amortization, for the year 2001 and 2000 are shown in the table above in the "Results of operations as adjusted excluding goodwill amortization" section (see Note 1 to Consolidated Financial Statements).

   (2) Restructuring payments were CHF 46 million in 2001 and CHF 35 million in 2000.

   (3) For the calculation of free cash flow see the corresponding table in section "Year in Review - 2002 Compared to 2001 - Liquidity and Capital resources" above in this Management's Discussion and Analysis.

   (4) For the calculation of net debt in 2001 see the corresponding table in section "Year in Review - 2002 Compared to 2001 - Consolidated balance sheets" in this Management's Discussion and Analysis. Net debt for 2000 is calculated as total debt of CHF 4 230 less cash and cash equivalents of CHF 1 179 million, less short-term investments of CHF 68.

   (5) For 2001, the shareholders approved, at the Annual General Meeting on March 22, 2002, the Board of Directors proposal for an unchanged dividend of CHF 2 per share and an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share by CHF 1 per share to CHF 9 per share. The Company paid the capital reduction on June 28, 2002 and the 2001 dividend was paid on March 27, 2002. The 2000 dividend, based on 2000 results, was paid on March 28, 2001.


     OVERVIEW

     The year 2001 was characterized by a continuous weakening of the economic environment. The slowdown was first evident in the United States and the impact spread throughout the NAFTA region. European economies, particularly Germany and France, also began to slow down in mid-year, with the slowdown accelerating towards year-end. Performance in South America remained strong and was only mildly affected by the Argentine economic crisis. In the Asia-Pacific region, the Japanese market had not yet recovered from its lows of 1999, remaining sluggish throughout 2001. The China Region remained the global growth engine with real GDP growth remaining at approximately 7 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth. This was particularly accentuated in the United Kingdom. In the Unites States consumer demand remained relatively stable due to significant incentives and rebates in several market sectors, particularly in the automotive sector. This resulted in a net decrease of inventories at the Company's customers.

     OPERATIONAL REVIEW

     The Company implemented an organization focused on the customer

     During 2001, the Company successfully implemented a new organizational structure comprising five Segments focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of the Segments is to provide the best and most complete service to its customers' industries and strive for market leadership in their respective areas. To ensure that innovation efforts are successfully shared across Segments a corporate technology office under the leadership of a Chief Technology Officer was created. All Segments share support functions such as finance and accounting, human resources, communications, legal and supply chain services. As part of the reorganization, the Company initiated an integration of the original three supply chains into a single global supply chain. This initiative is ongoing and is expected to be completed during 2003.

     Decisive and timely action protected profitability

     Net sales at CHF 7 367 million decreased in local currencies by 3 percent and in Swiss francs decreased by 7 percent compared to the previous year. This decline was largely a consequence of the slowing global economy. The Company took timely and decisive action to protect profitability in this adverse business environment. Despite strong competitive pressures, the Company successfully maintained sales prices at relatively stable levels compared to the prior year. The Company's continued focus on global sourcing of raw materials and its position in the chemicals value chain kept raw material cost increases to a minimum. Rightsizing initiatives that commenced in 2000 and initiatives implemented with the reorganization into five customer-focused Segments in 2001 resulted in headcount reductions in excess of 600. In response to the economic downturn, worldwide cost-saving programs were introduced. Additionally, in order to tightly control inventory levels and save costs temporary production plant shutdowns were implemented where feasible.

     The 2001 productivity initiatives continued to be implemented during 2002. Their objective is to continue to improve the Company's overall operational efficiencies. The most significant of these initiatives is streamlining the organization through the establishment of the single supply chain to be used by all Segments. The completion of these initiatives in 2003 will result in further headcount reductions and a lower cost base.

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

     Free cash flow of more than CHF 750 million enhanced the Company's financial position

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

     The continuing focus on operational efficiencies, cash flow and portfolio management has resulted in a reduction of the Company's net debt to CHF 2 351 million in 2001, an improvement of CHF 632 million from 2000 levels and from 1999 levels, an improvement of CHF 2 617 million. EBITDA interest cover improved to 9.18 from 6.47 in 2000.

     The Company optimized its business portfolio through selective acquisitions and divestments to strengthen its focus on its core businesses and to improve profitability

     As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an international chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received approximated the carrying value of the investment at the date of sale.

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

     The Board of Directors of the Company proposed an unchanged dividend per share of CHF 2 and an extraordinary distribution in the form of a capital reduction of CHF 1 per share

     The Board of Directors proposed a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results. Additionally, in consideration of the improved financial structures of the Company, an extraordinary payment to the shareholders' was proposed in the form of a capital reduction of CHF 1 per share. The capital reduction proposed was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The 2001 dividend and capital reduction were both approved at the shareholders' meeting on March 22, 2002. The 2001 dividend was paid on March 27, 2002 and the capital reduction was paid on June 28, 2002.

     FINANCIAL REVIEW

     Sales declined as a result of a weak economic environment

     Sales in local currencies decreased by 3 percent. In Swiss francs sales decreased by 7 percent to CHF 7 367 million. Sales development in 2001 compared to 2000 resulted from the following factors:

      CONSOLIDATED SALES DEVELOPMENT                   2001 COMPARED TO 2000
     ---------------------------------------------------------------------------
      Volume/product mix  ....................................     (2)%
      Price  .................................................     (1)%
      Currency  ..............................................     (4)%
     ---------------------------------------------------------------------------
      Total in Swiss francs  .................................     (7)%
     ---------------------------------------------------------------------------

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

     Sales in local currencies in most of the major markets in EUROPE, except Germany, were stable. This reflected the overall impact of the modest sales growth that was achieved during the first half of the year, offset by the effects of the slowdown during the second half of the year. In Swiss francs, sales declined. In the AMERICAS, sales decreased in North and Central America, in both Swiss francs and in local currencies. The sales in South America increased by double digits in local currency, but declined in Swiss francs. In ASIA PACIFIC, for most major markets except in Japan and the China Region, sales increased in local currencies, however, declined in Swiss francs terms. In Japan, sales decreased in both Swiss francs and in local currency. In the China Region, sales increased in both Swiss francs and in local currencies.

      GEOGRAPHIC SALES DISTRIBUTION                           2001        2000
      --------------------------------------------------------------------------
      Europe  ..........................................        37 %        37 %
      Americas(1)  .....................................        36 %        37 %
      Asia Pacific(2)  .................................        27 %        26 %
      --------------------------------------------------------------------------

     (1) The Americas are comprised of the regions North, Central and South America.

     (2) Asia Pacific is comprised of the regions Asia, Africa, the Middle East, Australia and New Zealand.

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

     Selling, general and administrative expenses decreased

     Selling, general and administrative expenses expressed as a percentage of sales decreased to 17.1 percent from 17.9 percent in the prior year. In absolute terms, selling, general and administrative expenses decreased by CHF 159 million to CHF 1 258 million, compared to CHF 1 417 million in the prior year, a decrease of 11 percent in Swiss francs and 8 percent in local currencies. This improvementwas achieved as a result of the Company's continuous efforts to streamline its operational structures. Cost savings and headcount reductionswere achieved as a consequence of the rightsizing initiatives that were announced in 2000, and of the reduction in personnel under the Company's "Fit For Growth!" reorganization program, which was announced in early 2001. Also, in response to the deteriorating market conditions, the Company implemented other targeted cost control programs thatwere mostly focused on reducing discretionary spending and delaying expenditures where possible. The Company had lower variable compensation expenses in 2001 compared to 2000, as compensation levels are partly linked to achieving performance targets, which were only partly met in 2001. Additionally, the Company had non-recurring income related to providing third party services to Vantico, the company established by the purchaser of the Company's Performance Polymers business. These service contracts have expired and will not be renewed.

     Continued commitment to research and development

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

     Also, the Company continued to develop new and improved manufacturing processes, which are cost competitive and meet all environmental, health and safety requirements.

     Amortization of goodwill and other intangibles remained constant

     Amortization of goodwill and other intangibles remained relatively constant at CHF 92 million, a decrease of CHF 2 million from 2000.

     Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortize any goodwill to earnings, but instead is required to review its recoverability through annual impairment testing. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. For further information see "Supplemental Information
- Change in accounting policy and new accounting standards" section below of this Management's Discussion and Analysis and Note 1 to Consolidated Financial Statements.

     Income from earnings of equity affiliates decreased due to Hexcel sale

     Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, decreased to CHF 8 million in 2001 from CHF 113 million in 2000. The related income taxes on earnings of equity affiliates are recorded separately in the Company's provision for income taxes.

     The reduction in income from earnings of equity affiliates was primarily due to the sale, in December 2000, of the majority of the Company's investment in Hexcel Corporation ("Hexcel") and to the sale in March 2001, of the Company's 50 percent interest in TFL Ledertechnik GmbH & Co. KG ("TFL").

     The net proceeds received from the sale of the TFL interest approximated the carrying value of the investment at the date of sale. In 2000, the Company realized a gain of CHF 71 million from the sale of its majority stake in Hexcel, which is included in the restructuring and special charges reported in the Consolidated Statements of Income. For further discussion related to this sale refer to the section "Restructuring and special charges, net" of this Management's Discussion and Analysis.

     Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

                                                                 2001     2000
      --------------------------------------------------------------------------
      Operating income (EBIT) ...............................     761      876
      EBITDA, before restructuring and special charges  .....   1 230    1 348
      EBIT margin  ..........................................    10.3%    11.1%
      EBITDA margin, before restructuring and special charges    16.7%    17.1%

      2001 COMPARED TO 2000
      --------------------------------------------------------------------------
          Operating income (EBIT) ...........................    (13)%
          EBITDA  ...........................................     (9)%
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

     For a discussion of the 2001 restructuring programs and special charges refer to the discussion above in the section "Year in Review - 2002 Compared to 2001 - Financial Review - Restructuring and special charges, net" of this Management's Discussion and Analysis.

     In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain on the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation, at USD 11.00 per share, which represented approximately 81 percent of the Company's holdings (see Notes 3 and 9 to Consolidated Financial Statements). Also included is a charge of CHF 21 million which relates to an impairment loss on certain equity investments. The restructuring projects, totaling CHF 52 million, comprised primarily the restructuring of certain operations of the Water & Paper Treatment Segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 FTEs in the United States and southern Europe, principally in the administration, sales and marketing functions and, in addition, the production function in the United States. As of December 31, 2001, 58 FTEs are still to be terminated.

     In 2002, the Company completed all of its outstanding restructuring programs that were announced in prior years. For further information, see Note 12 to Consolidated Financial Statements.

     PLASTIC ADDITIVES RESULTS

     Sales decreased to CHF 1 834 million in 2001 or by 6 percent in Swiss francs and by 3 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

      SALES DEVELOPMENT                                   2001 COMPARED TO 2000
      --------------------------------------------------------------------------
      Volume/product mix  ...................................        (1)%
      Price  ................................................        (2)%
      Currency  .............................................        (3)%
      --------------------------------------------------------------------------
      Total in Swiss francs  ................................        (6)%
      --------------------------------------------------------------------------

     Sales growth in lubricant additives compensated for slower sales in base polymers and polymer products resulting in overall stable volumes. Maintaining stable volumes in challenging market conditions was achieved through continuing innovation and close customer partnerships. Continued competitive pressure and a slower economic environment in major customer industries, particularly in the automotive industry, caused the sales price declines. Unfavorable currency developments between years adversely affected sales performance.

     Geographically, despite a slowing trend towards year-end, sales in EUROPE in local currencies exceeded prior year. Sales in the AMERICAS were lower, although sales declines stabilized in the United States in the second half. In ASIA-PACIFIC, sales were stable in local currencies.

                                                           2001       2000
      ------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  ..................................   275        319
      As a percentage of sales (EBIT margin)  ...........  15.0%      16.3%

      EBITDA
      ------------------------------------------------------------------------
      Absolute in CHF  ..................................   388        423
      As a percentage of sales (EBITDA margin)  .........  21.1%      21.6%
      ------------------------------------------------------------------------

     Operating income and EBITDA, in absolute terms, were adversely affected by lower sales. EBITDA margin declined marginally from the prior year. Continued high volumes, stable raw material prices and tight cost controls in production resulted in stable gross profit margin levels. Unfavorable currency developments had an adverse effect on results as proportionately more costs than sales are incurred in Swiss francs. Selling, general and administrative costs, on a comparable basis, were held at similar levels to prior years. Investment in future growth through research and development continued at the level of approximately 4 percent of sales.

     COATING EFFECTS RESULTS

     Sales decreased to CHF 1 944 million in 2001 or by 8 percent in Swiss francs and by 4 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

      SALES DEVELOPMENT                                   2001 COMPARED TO 2000
      --------------------------------------------------------------------------
      Volume/product mix  .........................................    (2)%
      Price  ......................................................    (2)%
      Currency  ...................................................    (4)%
      -------------------------------------------------------------------------
      Total in Swiss francs  ......................................    (8)%
      -------------------------------------------------------------------------

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

                                                          2001         2000
      -------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  .............................      312           371
      As a percentage of sales (EBIT margin)  ......     16.1%         17.5%

      EBITDA
      -------------------------------------------------------------------------
      Absolute in CHF  .............................      411           475
      As a percentage of sales (EBITDA margin)  ....     21.1%         22.4%
      -------------------------------------------------------------------------

     Operating income and EBITDA, in absolute terms, were adversely affected by lower sales and unfavorable currency developments. Proactive actions to reduce inventory levels and increase cash, including the temporary shutdown of certain production plants, negatively affected the gross profit margin. Selling, general and administrative costs were reduced as a consequence of the new Segment structure and targeted cost reduction initiatives implemented in the second half of the year. Investment in future growth through research and development continued at the high level of approximately 5 percent of sales. In addition, during 2001 EFKA Additives B.V., a manufacturer of additives for the coatings and inks industries was acquired. The business will expand the service element and the Segments high value added products offering.

     WATER & PAPER TREATMENT RESULTS

     Sales decreased to CHF 1 486 million in 2001 or by 5 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

      SALES DEVELOPMENT                                   2001 COMPARED TO 2000
      --------------------------------------------------------------------------
      Volume/product mix  ...................................       (1)%
      Price  ................................................         0%
      Currency  .............................................       (4)%
      --------------------------------------------------------------------------
      Total in Swiss francs  ................................       (5)%
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

                                                               2001       2000
      --------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  .......................................    65        92
      As a percentage of sales (EBIT margin)  ................   4.4%      5.9%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  .......................................   157       187
      As a percentage of sales (EBITDA margin)  ..............  10.6%     12.0%
      --------------------------------------------------------------------------

     Operating income and EBITDA decreased both in absolute and intensity terms. This decline is partly due to raw material price increases and to under utilization of production capacities. Significant actionswere taken and continue to be taken to both improve operational efficiency and to either improve utilization of production facilities or eliminate the idle capacities. As part of this process, during 2001, the Segment reorganized its business in the United States, including the closure of a production facility. While these actions started to have a noticeable positive impact on gross profit margins during the fourth quarter of 2001, overall margins for the entire year declined slightly. Selling, general and administrative costs decreased marginally in Swiss francs, but increased in local currencies, partly due to one-time rightsizing costs. These ongoing rightsizing initiatives have resulted in a significant reduction in headcount and a lower cost base for the Segment. Research and development costs remained stable at approximately 2 percent of sales.

     TEXTILE EFFECTS RESULTS

     Sales decreased to CHF 1 673 million in 2001 or by 9 percent in Swiss francs and by 6 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

      SALES DEVELOPMENT                             2001 COMPARED TO 2000
      -----------------------------------------------------------------------
      Volume/product mix  ................................  (5)%
      Price  .............................................  (1)%
      Currency  ..........................................  (3)%
      -----------------------------------------------------------------------
      Total in Swiss francs  .............................  (9)%
      -----------------------------------------------------------------------

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

                                                         2001           2000
      --------------------------------------------------------------------------
      Operating income (EBIT)
      Absolute in CHF  .............................      181            204
      As a percentage of sales (EBIT margin)  ......     10.8%          11.1%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  .............................      248            275
      As a percentage of sales (EBITDA margin)  ....     14.8%          14.9%
      --------------------------------------------------------------------------

     Operating income and EBITDA, in absolute terms, reflect the adverse effects of the decline in sales. EBITDA margin remained stable. The impact from the productivity improvement initiatives together with the effect of reduced raw material prices resulted in improved gross profit margin levels. Currency adversely affected the results, as proportionately more costs than sales are incurred in Swiss francs. Selling, general and administrative costs decreased in Swiss francs and decreased even more significantly in local currencies, due principally to reductions in headcount. Research and development costs remained stable at approximately 2 percent of sales.

     HOME & PERSONAL CARE RESULTS

     Sales increased to CHF 430 million in 2001 or by 1 percent in Swiss francs and by 6 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

      SALES DEVELOPMENT                                  2001 COMPARED TO 2000
     ---------------------------------------------------------------------------
      Volume/product mix  ......................................      6%
      Price  ...................................................      0%
      Currency  ................................................    (5)%
     ---------------------------------------------------------------------------
      Total in Swiss francs  ...................................      1%
     ---------------------------------------------------------------------------

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

                                                             2001       2000
      --------------------------------------------------------------------------
      OPERATING INCOME (EBIT)
      Absolute in CHF  .....................................   67         58
      As a percentage of sales (EBIT margin)  .............. 15.7%      13.7%

      EBITDA
      --------------------------------------------------------------------------
      Absolute in CHF  .....................................   95         80
      As a percentage of sales (EBITDA margin)  ............ 22.2%      18.8%
      --------------------------------------------------------------------------

     Operating income and EBITDA increased both in absolute and intensity terms. Stable volumes and a continued focus on cost controls led to constant gross profit margin levels. Tight cost controls in discretionary spending and operational improvements resulted in a decrease in selling, general and administrative costs, both in Swiss francs and in local currencies. Investment in research and development increased to approximately 6 percent of sales reflecting the commitment to future growth.

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

     The Company, in accordance with its stated risk management policy, continued to monitor its currency exposures and, where appropriate, entered into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executed foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2001, other financial income (expense) including foreign currency exchange gains and losses and net hedging expenses, increased by CHF 45 million, to a net expense of CHF 59 million in 2001 as compared to a net expense of CHF 14 million in 2000. This increase was a consequence of currency exchange losses caused by the devaluation of (i) the Brazilian real against the U.S. dollar of CHF 15 million, (ii) the Turkish lira against the U.S. dollar of CHF 6 million, (iii) the South African rand against the Swiss franc of CHF 5 million, (iv) the Mexican peso against the U.S. dollar of CHF 2 million and (v) the Argentine peso against the U.S. dollar of CHF 2 million. Also included were increases in miscellaneous bank fees of CHF 5 million and premiums paid on currency options of CHF 10 million that were incurred to hedge the Company's exposure in various currencies.

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

     Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Upon adoption, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income. For further information, refer to the discussion above in the section "Year in Review - 2002 Compared to 2001 - Treasury Management and "Supplemental Information - Change in accounting policy and new accounting standards" of this Management's Discussion and Analysis as well as Notes 1 and 9 to Consolidated Financial Statements.

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

     NET INCOME AND EARNINGS PER SHARE

     NET INCOME                                                 2001     2000
     ---------------------------------------------------------------------------
     Income from continuing operations  ......................   380      418
     Discontinued operations (1)  ............................     -       34
     Cumulative effects of change in accounting principles  ..     2        -
     ---------------------------------------------------------------------------
     Net income  ............................................    382      452
     ---------------------------------------------------------------------------

     (1) In 2000, discontinued operations reported is the gain on sale of discontinued operations, net of tax.


      EARNINGS PER SHARE, BASIC AND DILUTED                     2001      2000
      --------------------------------------------------------------------------
      Continuing operations  ...............................    5.72      6.31
      Discontinued operations  .............................       -      0.50
      Cumulative effects of change in accounting principles     0.04         -
      --------------------------------------------------------------------------
      Net income  ..........................................    5.76      6.81
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

     Divestment underscored specialty chemical focus

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

     In connection with the sale of the Performance Polymers business to MGPE, the Company agreed to provide certain administrative support services and infrastructure related services, such as utility services and railroad access, at shared production facilities to Vantico, the company established by MGPE that operates the Performance Polymers business it acquired. The administrative service contracts have expired and were not renewed.

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

     The Performance Polymers business is reported as a discontinued operation. This requires the Company to report separately, in the 2000 Consolidated Statements of Income, the Performance Polymers business' results of operations. The Performance Polymers business achieved sales of CHF 774 million for the five-month period ended May 31, 2000. The Company recorded, in the Consolidated Statement of Income, a gain on sale of discontinued operations, net of tax of CHF 34 million in 2000. The 2000 gain on sale of discontinued operations, net of tax, of CHF 34 million, consists of the Performance Polymers business operating results through May 31, 2000 of CHF 37 million offset by the loss from the sale of the net assets of the business of CHF 3 million, which includes the expenses for transaction taxes and the costs of selling the business. For further information, refer to Note 3 to Consolidated Financial Statements.

     FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company's management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook 2003, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company's reorganization and restructuring and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements. For more information regarding some of these factors, see "Item 3. Key Information-Risk Factors."

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

     COMMERCIAL PAPER are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

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

     EBIT MARGIN is operating income (EBIT) expressed as a percentage of net sales (EBIT divided by net sales).

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

     FREE CASH FLOW is Cash Flows from Operating Activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend payment of CHF 2 per share. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs.

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

     INTENSITY is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivable and accounts payable are calculated correspondingly.

     INVESTED CAPITAL is the sum of total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) less deferred tax assets.

     MINIMUM PENSION LIABILITY is the additional pension liability required to be recognized for a pension plan if the accumulated benefit obligation of the plan exceeds the fair value of the plan's assets (this excess obligation is the "unfunded accumulated benefit obligation") and the pension accrual recorded on the balance sheet is not equal to or greater than the unfunded accumulated benefit obligation or a prepaid asset has been recognized for these plans. This additional minimum pension liability has no impact on income as it is offset by recording an intangible asset, if certain conditions are met, and by reducing shareholders' equity.

     NET CURRENT OPERATING ASSETS is the sum of inventories and accounts receivable less accounts payable.

     NET DEBT is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

     NET SALES DEVELOPMENT PERCENTAGE is the change in the current period's net sales in local currencies over the previous period's net sales in Swiss francs expressed as a percentage.

     NET SALES DEVELOPMENT PERCENTAGE, IN LOCAL CURRENCIES is the change in the current period's net sales in local currencies over the previous period's net sales in local currencies expressed as a percentage.

     OPERATING CASH FLOWS BEFORE RESTRUCTURING PAYMENTS is net cash provided by operating activities before restructuring payments.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

CORPORATE GOVERNANCE

     THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee. The Board also reviews the Company's key plans and objectives, identifies external risks and opportunities, and initiates required activities.

     The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years; a re-election is possible. The Company has a staggered board. The Chairman is elected by the Board from its members. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders' Meeting may vote to remove a Board Member.

     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board charter reflects recent developments in corporate governance principles including the Swiss Code of Best Practice and the Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

     o A Lead Director having been appointed by the Board who is entitled to convene on his own and chair meetings of the Board

     o Broad supervisory and reviewing powers being held by the Board directly supported by Internal Audit

     o With the exception of the Chairman, the Members of the Board both being non-executive directors and independent from the Company

     o Having Board Committees with a majority of non-executive, independent directors

     o    Having an Audit Committee exclusively comprised of outside directors

     o Providing continuous and comprehensive information to Board members including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management

     TOPICS OF THE BOARD IN 2002

     In 2002, the Board focused on the following key topics besides the overall supervision of the Company's affairs and the preparation of the annual accounts and the General Meeting of the Shareholders: global production, product stewardship, supply chain, corporate governance including implications of the U.S. Sarbanes-Oxley Act on the Company, performance review of board members, management development, development of the sales and the capital markets, outlook and strategic analysis of the Company's segments.

     DIRECTORS

     The members of the Board of Directors are as follows:


                                                              Year          Year             Significant
                        Date of                             appointed       term           positions outside
   Name                 Birth               Nationality     to Board       expires            the Company
----------------------------------------------------------------------------------------------------------------------------
Armin Meyer            July 25, 1949        Swiss           1997           2004          Member of the Board of
Chairman and CEO                                                                         Directors, Zurich
                                                                                         Financial Services, Zurich

                                                                                         Member of the Board, CEFIC
                                                                                         (European Chemical Industry
                                                                                         Council), Brussels

                                                                                         Member Foundation Board IMD
                                                                                         - International Institute
                                                                                         for Management Development,
                                                                                         Lausanne
----------------------------------------------------------------------------------------------------------------------------
Kurt Feller            August 31, 1937      Swiss             1999         2003(1)       Chairman of the Board of
Vice Chairman                                                                            Directors, Rieter
Lead Director                                                                            Holding Ltd., Winterthur

                                                                                         Chairman of the Board of
                                                                                         Directors, Geberit Ltd., Jona

                                                                                         Member of the Board of
                                                                                         Directors, Scintilla Ltd.,
                                                                                         Solothurn

                                                                                         Member of the Board of
                                                                                         Directors, Buro-Furrer Ltd.,
                                                                                         Zurich
----------------------------------------------------------------------------------------------------------------------------
Erwin W. Heri           March 6, 1954      Swiss             1997         2003(1)        Consultant in Finance and
                                                                                         Asset Management

                                                                                         Member of the Board of
                                                                                         Directors, Hilti Ltd., Schaan

                                                                                         Chairman of the Board of
                                                                                         Trustees, Anlagestiftung
                                                                                         Winterthur, Winterthur

                                                                                         Member of the Board of
                                                                                         Trustees, Publica,
                                                                                         Pensionskasse des
                                                                                         Bundes, Bern
----------------------------------------------------------------------------------------------------------------------------
Gertrud Hoehler        January 10, 1941     German            1997          2004         Management Consultant


                                                                                         Member of the Board of
                                                                                         Directors, Baloise-Holding,
                                                                                         Basel

                                                                                         Member of the Board of
                                                                                         Directors, Georg Fischer
                                                                                         Ltd., Schaffhausen
----------------------------------------------------------------------------------------------------------------------------
Jean-Marie Pierre      September 30, 1939   French            1997          2006         Professor of Chemistry, Nobel
Lehn                                                                                     Prize Winner

                                                                                         Member of the Scientific
                                                                                         Advisory Board of
                                                                                         Aventis, Strasbourg

                                                                                         Member of the Scientific Board
                                                                                         of the Novartis Venture Fund, Basel
----------------------------------------------------------------------------------------------------------------------------
Peter Littmann         Dec. 21, 1947        German            1997          2006         Chairman and Chief Executive
                                                                                         Officer, Brandinsider GmbH,
                                                                                         Hamburg

                                                                                         Member of the Board of
                                                                                         Directors, Compass Ltd.
                                                                                         (Bata Shoe Company), Toronto

                                                                                         Member of the Advisory Board,
                                                                                         Nijenrode University, The
                                                                                         Netherlands

                                                                                         Member of the Harvard
                                                                                         University Art
                                                                                         Museum's Visiting Committee,
                                                                                         Cambridge, Massachusetts
----------------------------------------------------------------------------------------------------------------------------


                                                              Year          Year             Significant
                        Date of                             appointed       term           positions outside
   Name                 Birth               Nationality     to Board       expires            the Company
----------------------------------------------------------------------------------------------------------------------------
Uli Sigg               April 29, 1946       Swiss             1999          2003(1)      Chairman of the Board of
                                                                                         Directors, Ringier Group

                                                                                         Member of the Board, Infront
                                                                                         Holding AG
----------------------------------------------------------------------------------------------------------------------------
Hans-Ulrich Mueller    June 25, 1941        Swiss             1997            -          Member of the Board of SGCI
(Secretary, not member                                                                   (Schweiz. Gesellschaft fuer
of the Board)                                                                            Chemische Industrie), Zurich
----------------------------------------------------------------------------------------------------------------------------

(1) At the Company's Annual General Meeting of Shareholders to be held on March 6, 2003, Messieurs Feller, Heri and Sigg are proposed to be re-elected as Members of the Board for an additional term of four years.


     With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company.

     More biographical details of the Board Members are available at the Company's website, www.cibasc.com/view.asp?id=1726.

     None of the non-executive directors has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years.

     There is no cross-involvement among the boards of directors of the Company and other listed Swiss companies. There are no service contracts between any director and the Company providing for benefits upon termination of employment.

     Four standing Board Committees in the areas of audit, finance, human resources and compensation and nomination provide guidance and support to the full Board:

     o AUDIT COMMITTEE: Erwin W. Heri (chairman), Kurt Feller, Uli Sigg

          Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves auditing services to be performed by the external auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters of employees.

     o FINANCE COMMITTEE: Armin Meyer (chairman), Kurt Feller, Erwin W. Heri

          Mission: Develops principles for financial planning, accounting and reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company's reputation in the financial markets.

     o HUMAN RESOURCES AND COMPENSATION COMMITTEE: Kurt Feller (chairman), Gertrud Hoehler, Peter Littmann, Armin Meyer (member of the Human Resources Committee only)

          Mission: Develops objectives and principles of human resource policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resource policy and supports the preservation and enhancement of the Company's reputation in the Human Resources area. The Compensation Committee assesses the emoluments of the members of the Board and its Committees and prepares a request to the Board concerning the emoluments and the terms of employment of the CEO and the members of the Executive Committee. The Lead Director is the chairman of the Human Resources and Compensation Committee.

     o NOMINATION COMMITTEE: Armin Meyer (chairman), Gertrud Hoehler, Peter Littmann, Kurt Feller

          Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the General Meeting and prepares a selection of candidates in accordance with these criteria. The Nomination Committee nominates the candidates for the appointments made by the Board. The chairman of the Board is the chairman of the Nomination Committee.

     The Company's "Rules governing the Organization" and committee Charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board and its Committees to pass resolutions, at least half of its Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference. The full Board meets at least 6 times per year.

     THE COMPANY'S EXECUTIVE COMMITTEE

                          Date of                                                            Significant positions
   Name                   Birth            Nationality          Function                        outside the Company
---------------------------------------------------------------------------------------------------------------------------------
Armin Meyer             July 25, 1949      Swiss            Chief                        Member of the Board of Directors,
                                                            Executive Officer            Zurich Financial Services, Zurich

                                                                                         Member of the Board of CEFIC
                                                                                         (European Chemical Industry Council),
                                                                                         Brussels

                                                                                         Member of the Foundation Board
                                                                                         IMD-International Institute for
                                                                                         Management Development, Lausanne
---------------------------------------------------------------------------------------------------------------------------------
Michael Jacobi          January 30, 1953   German           Chief                        Member of the Board of
                                                            Financial Officer            Industrie-Holding, Berne

                                                                                         Member of the commission and of
                                                                                         the committee of Swiss GAAP, FER, Zurich
---------------------------------------------------------------------------------------------------------------------------------
Brendan Cummins         May 18, 1951       Irish            Executive                    None
                                                            Vice President
                                                            International
                                                            Coordination and
                                                            Human Resources
---------------------------------------------------------------------------------------------------------------------------------
Martin Riediker         June 28, 1952      Swiss            Chief                        Member of the Board,
                                                            Technology Officer           American Chemistry Council, Arlington
---------------------------------------------------------------------------------------------------------------------------------
Hermann Angerer         Dec. 23, 1947      Swiss            Head                         None
                                                            Segment Coating Effects
---------------------------------------------------------------------------------------------------------------------------------
Christoph Biedermann    March 19, 1957     Swiss            Head                         None
                                                            Segment Textile Effects
---------------------------------------------------------------------------------------------------------------------------------
Mark Garrett            May 11, 1962       Australian       Head                         Member of the Board of TEGEWA
                                                            Segment Water &              Industry Association, Frankfurt am Main
                                                            Paper Treatment
---------------------------------------------------------------------------------------------------------------------------------
Felix Meyer             Feb. 18, 1953      Swiss            Head                         None
                                                            Segment Plastic
                                                            Additives
---------------------------------------------------------------------------------------------------------------------------------
Tim Schlange            January 15, 1963   German           Head                         None
                                                            Segment Home &
                                                            Personal Care
---------------------------------------------------------------------------------------------------------------------------------

        Mr. Armin Meyer and Mr. Felix Meyer are not related.


     ARMIN MEYER became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to profitable growth, innovation, highly qualified people as well as cash generation. He has been a Member of the Board of the Company since its spin-off in 1997.

     Previously Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a member of the Executive Committee of ABB, a global technology Group.

     Armin Meyer started his career in 1976 when he joined the former Brown Boveri Ltd. (BBC) as development engineer. In 1980 he became Head of Research and Development for industrial motors and took over as Head of the international business unit for electrical power generators in 1984. Further steps included the presidency of ABB Drives Ltd. as well as of ABB Power Generation Ltd. In 1995, he became Head of the Power Generation Segment. In 1998, he took over as Head of the Building Technologies Segment.

     Armin Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich. In addition to his responsibilities at ABB, Armin Meyer was also Professor for Electrical Engineering and Drives at ETH, Zurich for twelve years.

     MICHAEL JACOBI joined Ciba-Geigy's finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River Plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, responsible for the Company's overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, responsible for Treasury, Mergers and Acquisitions (M&A), Investor Relations, Control and Information Management. Michael Jacobi serves on the Council of the Foundation for Accounting and Reporting Recommendations and plays a significant role in setting Swiss guidelines for accounting and disclosure. He has a doctorate in Economics from the university of St. Gallen.

     BRENDAN CUMMINS was appointed head of International Coordination and Human Resources on December 1, 2001. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to Philippines as Head of Pharmaceutical Division and later that year was appointed in combination Group Company Head. In 1994, he transferred to the UK as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. He has a degree in accounting and is a Fellow of The Institute of Company Accountants.

     MARTIN RIEDIKER was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba's US Polymers Division in 1994. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997 he was named Global President of the Consumer Care Division and member of the Executive Committee of Ciba Specialty Chemicals. Mr Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

     HERMANN ANGERER was appointed Head of Coating Effects Segment in 2001. He joined Ciba-Geigy Limited in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology Zurich.

     CHRISTOPH BIEDERMANN was appointed Head of Textile Effects Segment in 2001. From 1982 to 1985, Christoph Biedermann worked for ABB as Project Engineer in Switzerland and Commissioning Engineer in South Africa. From 1986 to 1989, he was Associate and Project Manager at McKinsey in Zurich, Switzerland. In 1990 he joined ABB Drives AG as Manager of High Power Semiconductors. In 1991 he was appointed Manager of Electrical Machines. From 1994 to 1997, he was Manager Business Unit Total Optimization of Processes at ABB Business Area Automation & Drives. In 1997, Christoph Biedermann was appointed President of ABB Industrie AG Switzerland. Since 1999, he was also a member of the Management Committee ABB Switzerland, responsible for the Segment Automation. Mr Biedermann holds a Diploma in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich and has an MBA from INSEAD, Fontainebleau, France.

     MARK GARRETT was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Garrett became Global Head of the Business Unit Textile Chemicals where he successfully integrated three textile chemical businesses into one Business Unit that became a worldwide leader in its field. Garrett joined DuPont from Ciba Specialty Chemicals in September 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne, Australia.

     FELIX MEYER was appointed Head of the Plastic Additives Segment in 2001. Felix Meyer joined Ciba-Geigy Limited in 1981 as Marketing Specialist for Polymer Additives and was appointed Head of Marketing for Polyolefin Additives in 1984. In 1987, he became Product Manager for Antioxidants, was promoted in 1990 to Head of Business Product Management and then to Head of Strategic Affairs, Additives Division in 1993. From 1994 to 1996 he was responsible for Purchasing and Materials Management and was a member of the Executive Committee of Ciba Additives GmbH in Lampertheim, Germany. In 1996, he assumed responsibility as Global Head of the Business Unit Polymer Additives and member of the Management Committee Additives Division. Mr Meyer has a Diploma in Chemical Engineering and a Ph.D. in Physical Chemistry from the Swiss Federal Institute of Technology, Lausanne.

     TIM SCHLANGE joined Ciba-Geigy's Corporate Planning staff in 1992. In 1994, Schlange assumed a marketing and sales position with Ciba Vision. In 1996, he began as Head of the Market Center Basic Polyolefins in a global marketing role for the Polymer Additives Business Unit. In 1999, he was appointed Transition Manager for the project management of the divestment of the Performance Polymers Division. In 2000, he headed Strategic Business Development for the Consumer Care Division. Since 2001, he has been Head of the Home & Personal Care Segment. He has a doctorate in Economics from the university of St. Gallen.

     There are no management agreements between the Company or its management bodies and any third parties.

     So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, full, fair, accurate, timely, and understandable disclosure in public reports, the Company relies on its "Rules governing the Organization", its "Code of Conduct", its "Social Policy Statement" and its "Insider Trading Policy" as well principles of Swiss law which require an employee to behave honestly and in an ethical way. In management's opinion, all these rules amount to a "Code of Ethics".

     COMPENSATION

     NON-EXECUTIVE MEMBERS OF THE BOARD

     In 2002, the non-executive members of the Board in aggregate received as remuneration, bonuses and other benefits a total of CHF 691 008. In addition, they were given 3 831 Shares by the Company and held a total of 18 330 Shares as at December 31, 2002 (including those allocated in 2002).

     In addition, these persons have been given the following options by the
Company:


          Year                   Term of
                          allocation (years)      Subscription ratio      Number        Strike price (CHF)
----------------------------------------------------------------------------------------------------------------------------
         1997                    8                   1:1                  23 632           108.70

         1998                    5                   1:1                   3 284           163.70

         1999                    5                   1:1                   4 108           112.09

         2000                    5                   1:1                   2 562           107.09

         2001                    5                   1:1                   6 892           111.09

         2002                    5                   1:1                   9 280           111.09
----------------------------------------------------------------------------------------------------------------------------


     EXECUTIVE MEMBER OF THE BOARD AND MEMBERS OF THE EXECUTIVE COMMITTEE

     In 2002, the executive member of the Board and the members of the group Executive Committee in aggregate received as salaries, bonuses and other benefits inclusive any voluntary company pension contributions a total of CHF 7 795 438. In addition, they were given 28 330 Shares by the Company (of which most are restricted) and held a total of 67 745 Shares as at December 31, 2002 (including those allocated in 2002).



          Year                   Term of
                          allocation (years)      Subscription ratio      Number        Strike price (CHF)
----------------------------------------------------------------------------------------------------------------------------
         1997                         8                   1:1            63 624              108.70
         1998                         5                   1:1            18 613              163.70
         1999                         5                   1:1            28 970              112.09
         2000                         5                   1:1            23 549              107.09
         2001                         5                   1:1            65 672              111.09
         2001               4y and 10.5
Supplementary grant              months                   1:1            19 572              111.09
         2002                         5                   1:1           135 640              111.09
----------------------------------------------------------------------------------------------------------------------------

     HIGHEST TOTAL COMPENSATION

     In 2002, the member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive any voluntary Company pension contributions a total of CHF 2 641 271. In addition, in 2002, this person was allocated 5 965 restricted Shares, 2 232 unrestricted Shares and 31 000 options (terms as indicated above).

     ADDITIONAL FEES AND LOANS

     None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2002 other than disclosed in this report, nor have they been extended any loans.

     FORMER MEMBERS

     Four former executive members of the Company's Board and of the group management have received a total compensation of CHF 2 568 313 in 2002. This amount includes contributions in the form of Shares and options and voluntary Company pension contributions. It also includes the salary paid to former Executive Committee members who became employees of the Company.

     CLOSELY LINKED PERSONS

     The Company has never made any share or cash contribution to any Closely Linked Person, i.e. to a third party which is closely linked to members of the board or to members of the group Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company never paid any fees to such persons nor has it granted them any loans.

     Shareholdings of Closely Linked Persons - if any - are included in the figures reported above.

     Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily in relation to profitability, and personal objectives, established at the beginning of the year.

     THE COMPANY'S SHARES AND SHAREHOLDERS

     The Company's nominal share capital amounts to CHF 649 171 053 and is divided in 72 130 117 shares with a nominal value of CHF 9 each. Until June
28, 2002, the nominal value per share amounted to CHF 10. The Board of Directors proposes to the shareholders of the Company to further reduce the Company's share capital from CHF 649 171 053 by CHF 216 390 351 to
CHF 432 780 702 by reducing the nominal value of each of the Company's Shares from CHF 9 by CHF 3 to CHF 6 and by making a cash payment to the Company's shareholders of CHF 3 per Share. The shareholders will vote on this proposal at the Company's General Meeting of Shareholders on March 6, 2003.

     For the Company's major subsidiaries, see Item 4 "Information on the Company - Organizational Structure".

     The Company only has one class of shares and has no bonus certificates. Each share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Company has an authorized capital of CHF 36 million, conditional capital for acquisitions of CHF 36 million and conditional capital for employee participation plans of CHF 18 million. For additional information please refer to article 4 of the Company's Articles of Association which can be downloaded as a pdf file from http://www.cibasc.com/image. ASP?ID=1704. The German version - which is legally binding - can be downloaded from http://www.cibasc.com/image.ASP?ID=1705. For changes in capital, see Note 17 to the Consolidated Financial Statements.

     For information about the Company's major shareholders see Item 7 "Major Shareholders and Related Party Transactions - Major Shareholders". The Company has no cross holdings nor has it executed any pooling or management agreements.

     No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company's share capital. A shareholder purchasing more than 2 percent of the Company's share capital will be recorded in the Company's share register for the shares in excess of 2 percent of the Company's share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess shares to be registered with voting rights. In 2002, the Board granted no such exception and currently no shareholder has the benefit of any such exception. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder.

     Nominees may be entered with the right to vote for more than 2 percent of the voting stock, if the nominee discloses the names, addresses and number of shares of those persons for which it holds the shares.

     For information about the Company's treasury stock, see Note 17 to the Consolidated Financial Statements and the Consolidated Balance Sheets.

     At the Company's general meeting, no person may vote more than 5 percent of the Company's stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of shares of those persons for which it holds the shares.

     Any shareholder may demand that an item be put on the agenda of the general meeting if he represents shares held with a nominal value of at least CHF 1 million. Such a demand must be made in writing at least 60 days before the Annual General Meeting ("AGM"). In line with good Corporate Governance, the Board proposes to the shareholders to reduce the above threshold amount to CHF 600 000, so as to ensure that 100 000 Shares are sufficient to have an item put on the agenda. The shareholders will vote on this proposal at the Company's General Meeting of Shareholders on March 6, 2003.

     The record date for participation at the AGM is usually fifteen days before the general meeting while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the shares and that these shares are not being voted otherwise.

     There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders' meetings. Resolutions generally require the approval of the "majority" of the shares represented at a shareholders' meeting (i.e. a simple majority of the shares represented at the shareholders' meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders' meeting with the affirmative vote of at least two-thirds of the shares represented at such meeting is required for:


     (i)  any change to the Company's business purpose,

     (ii) the creation of shares with privileged voting rights,

    (iii) the creation of restrictions on the transferability of registered shares, or the elimination of transfer restrictions,

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


     DIVIDENDS AND DIVIDEND POLICY

     The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company's financial performance and other relevant factors. Under Swiss law, dividends may be paid out only if approved at the shareholders' meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board. At the shareholders' meeting that was held on March 22, 2002, a dividend of CHF 2 per Share was approved in respect of the fiscal year 2001. In addition, the shareholders approved a capital reduction of CHF 1 per Share and a cash payment of the same amount to the shareholders. For 2002, the Board proposes to the shareholders to carry forward the entire retained earnings, not to pay a dividend and to make a cash payment of CHF 3 per share from a capital reduction. The shareholders will vote on this proposal at the Company's General Meeting of Shareholders on March 6, 2003.

     EQUITY LINKED DEBT

     The Company has a USD 687 milllion convertible bond outstanding. The bond matures on July 10, 2003. For details see Note 14 to Consolidated Financial Statements.

     SHARE AND OPTION PLANS

     The Company's share and option plans are further described in Note 18 to Consolidated Financial Statements.

     CHANGE OF CONTROL PROVISIONS

     If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares ("mandatory offer obligation"). By shareholders' resolution, this threshold may be raised to 49 percent ("opting up"). A company may also opt out of the mandatory offer obligation. In its articles of association, the Company has no opting out or opting up provision.

     All members of the Company's Executive Committee have an "employee retention agreement" with the Company which enables them to be involved in a transaction with a third party that considers to take over the Company in a way which does not affect their status as employees.

     AUDITORS

     Effective August 6, 2002, Ciba Specialty Chemicals Holding Inc., Basel, replaced its statutory and group auditors Arthur Andersen AG, Zurich, with Ernst & Young Ltd, Zurich, to implement a resolution taken by its shareholders on March 22, 2002. This resolution was taken in anticipation of Arthur Andersen's inability to safeguard the Company's interests.

     Ernst & Young Ltd's lead audit partner, Eric Ohlund, who had formerly been with Arthur Andersen AG, has supervised the Company's audit since 1997.

     The audit fees paid by the Company in 2002 to Ernst & Young and to Arthur Andersen amounted to CHF 3.3 million. In addition, the Company paid CHF 2.3 million to Ernst & Young and to Arthur Andersen for other services in 2002.

     The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the general meeting of the shareholders of the Company are decided upon. The auditors are also present at the meetings of the audit committee where audit mandate and audit planning are discussed. Any other participation is as required.

     The audit committee will introduce processes for the pre-approval of audit and of non-audit services. During a preliminary assessment on a world-wide basis, there has been found to be no material issue. The Company is fully on track with its preparations and will implement appropriate additional processes as soon as the respective regulation has come into effect.


     INFORMATION POLICY

     The Company also reports to the exchanges on which it is listed, the SWX Swiss Exchange and the New York Stock Exchange ("NYSE"). Its reports submitted to the U.S. stock exchange supervision authority, the Securities and Exchange Commission ("SEC"), may also be downloaded from: http://www.sec.gov/cgi-bin/srch-edgar?text=ciba+specialty+chemicals+holding.

     The Company's official means of communication is the Swiss Official Gazette of Commerce.

     Enquiries may also be made to Investor Relations, telephone + 41 61 636 5081 and to Group Communications, telephone +41 61 636 4444.

     The Company's website is www.cibasc.com

     EMPLOYEES

     The Company employee's worldwide totaled 19 007 in 2002, 19 683 in 2001 and 20 306 in 2000. The following table shows the number of employees at the end of December 31, 2002.

                                     EUROPE   AMERICAS   ASIA-PACIFIC    TOTAL
-------------------------------------------------------------------------------
2002

Plastic Additives  .................. 1 569   1 163         530          3 262
Coating Effects  .................... 3 023     396         491          3 910
Water & Paper Treatment  ............ 1 541     697         226          2 464
Textile Effects  .................... 2 120     611         848          3 579
Home & Personal Care  ...............   987     436         299          1 722
Unallocated Group Services  ......... 2 006     969         853          3 828
Headquarters  .......................   242       0           0            242
-------------------------------------------------------------------------------
Total Company  ......................11 488   4 272       3 247         19 007
-------------------------------------------------------------------------------


     In 2002, the Company ceased allocating its Group Service Units' employees to the Segments or to Headquarters for internal management reporting purposes. The December 31, 2001 employee data shown in the table below has been reclassified to conform to the 2002 presentation of the number of employees.

                                     Europe   Americas   Asia-Pacific    Total
-------------------------------------------------------------------------------
  2001

  Plastic Additives  ................ 1 591    1 288       544           3 423
  Coating Effects  .................. 3 096      393       462           3 951
  Water & Paper Treatment  .......... 1 597      718       208           2 523
  Textile Effects  .................. 2 261      629       879           3 769
  Home & Personal Care  ............. 1 003      443       304           1 750
  Unallocated Group Services  ....... 2 074    1 083       869           4 026
  Headquarters  .....................   241        -         -             241
 ------------------------------------------------------------------------------
  Total Company  ....................11 863    4 554     3 266           19 683
 ------------------------------------------------------------------------------


     In 2001, the Company implemented a new organizational structure, which created five Segments focused on specific customer markets and various Group Service Units focused on providing cost efficient support services to the Segments. See "Item 4. Information on the Company--Business Overview". Information related to the employees of these five Segments and the Group Service Units, for prior years by individual Segment and for the Group Service Units is not available in the Company's transaction systems. As a result, the following table presents the number of employees at the end of December 31, 2000 for the Segments in total, including the employees of the Segments that were transferred to the Group Service Units as a result of the reorganization, and the number of employees in the Unallocated and Headquarters categories.

                                     Europe   Americas    Asia-Pacific   Total
-------------------------------------------------------------------------------

 2000
 Segments in total  .................11 399    4 735         2 901       19 035
 Unallocated  .......................   491      306           257        1 054
 Headquarters  ......................   217        -             -          217
-------------------------------------------------------------------------------
 Total Company  .....................12 107    5 041         3 158       20 306
-------------------------------------------------------------------------------


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

     SHARE OWNERSHIP

     As of January 1, 2003, the Company will adopt the fair value method of accounting for stock option plans as defined in SFAS No. 123 "Accounting for Stock-Based Compensation." As a consequence, future employee stock option grants and other stock based compensation plans will be recorded as an expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. For further information, see "Item 5. Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Supplemental Information - Change in accounting policy and new accounting standards" and Notes 1 and 18 to Consolidated Financial Statements.

     In 2002, in connection with the capital reduction of CHF 1 per share (see note 17 to Consolidated Financial Statments), the Company, in accordance with the terms of its stock option plans, reduced the exercise price of its outstanding stock options ("the capital reduction repricing").

No compensation expense was recorded as a result of the capital reduction repricing. For the Leverage Executive Asset Plan, which is described below, the capital reduction repricing was set by the investment bank. All exercise prices disclosed herein have been accordingly adjusted.

     LEAP - In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (a total of 1 153 600 options) with an exercise price of CHF 110 per share, the market value of the shares at the grant date (after the capital reduction repricing, the exercise price was CHF 108.70 per share). The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares were released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As of December 31, 2002, a total of 50 468 share options have been exercised. As a result of terminations from the program, a total of 60 318 options (2001: 58 502; 2000: 55 776 options) have been returned to the Company. As of January 31, 2003, there has been no additional share options exercised or returned to the Company as compared to December 31, 2002.

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

     LTIP - In 1998, the Company established a Long-Term Incentive Plan which grants options and, beginning in 2000, also include grants of restricted shares of common stock of the Company to senior management, other key employees and non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2002, 2001 and 2000, no compensation expense was recorded for the options issued under this plan.

     The following table summarizes option activity under the LTIP for the three year period ended December 31, 2002 and from January 1, 2003 through January 31, 2003:


                                                                        Weighted
                                                                         average          Options
                                                                  exercise price      outstanding
--------------------------------------------------------------------------------------------------
Balance at December 31, 1999  ................................            132.57          857 908
Options granted  .............................................            107.23          461 210
Options canceled/forfeited  ..................................            117.21          (19 218)
--------------------------------------------------------------------------------------------------
Balance at December 31, 2000  ................................            123.81        1 299 900
--------------------------------------------------------------------------------------------------
Options granted  ...........................                              111.07          461 444
Options issued on conversion of stock appreciation rights ....            163.70           60 799
Options canceled/forfeited  ..................................            114.61          (43 694)
--------------------------------------------------------------------------------------------------
Balance at December 31, 2001  ................................            122.09        1 778 449
--------------------------------------------------------------------------------------------------
Options granted  .............................................            111.09          481 401
Options exercised  ...........................................            110.90          (32 098)
Options canceled/forfeited  ..................................            113.41          (32 413)
--------------------------------------------------------------------------------------------------
Balance at December 31, 2002  ................................            119.97        2 195 339
--------------------------------------------------------------------------------------------------
Options granted  .............................................                 0                0
Options canceled/forfeited  ..................................            122.59           (3 021)
Options expired ..............................................            163.70         (264 355)
--------------------------------------------------------------------------------------------------
Balance at January 31, 2003  .................................            113.97        1 927 963
--------------------------------------------------------------------------------------------------

     In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165, which equaled the market value of the common stock at grant date, adjusted to CHF
163.70 after the capital reduction repricing. These rights entitle the participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. In March 2001, the remaining 60 799 stock appreciation rights under this plan were, according to the provisions of the plan, converted to stock options with an exercise price of CHF 163.70. In 2001 and 2000, no compensation expense was recognized on the stock appreciation rights.

     The following table summarizes the status of stock options outstanding and exercisable at January 31, 2003:

--------------------------------------------------------------------------------------------------------
                                   Stock Options Outstanding              Stock Options Exercisable
--------------------------------------------------------------------------------------------------------
                          Weighted                         Weighted                          Weighted
                           average                          average                           average
                          exercise       Number of        remaining        Number of        remaining
         Exercise  price-outstanding/  outstanding      contractual      outstanding      contractual
      price range      exercisable         options             life          options             life
                                                         (in years)                        (in years)
--------------------------------------------------------------------------------------------------------
107.09 - 114.09....  110.44/111.12       1 800 000              4.2          693 247              4.3
163.70  ...........  163.70/163.70         127 963              4.9          127 963              4.9
--------------------------------------------------------------------------------------------------------
                                         1 927 963                           821 210
--------------------------------------------------------------------------------------------------------

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

     In connection with the LTIP 2002, the Company granted 85 128 restricted shares of common stock, which are restricted for three years from the date of grant, to 683 participants. The market value of the common stock at date of grant was CHF 112 per share. Compensation expense of approximately CHF 10 million has been recognized in 2002 in relation to the grant of these shares.

     LEXIP - In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase
6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (a total of 24 028 options) were granted to the participants. The strike price of the options is the market value of the shares of common stock at the date of the grant, CHF 183, adjusted to CHF 181.70 after the capital reduction repricing. These options vest after four years and expire after seven years from date of grant. As of December 31, 2002, 12 560 of the stock options have been forfeited. In 2002, 2001 and 2000, no compensation expense was recorded under this plan. As of January 31, 2003, there has been no share options exercised or additional share options returned to the Company as compared to December 31, 2002.

     ESOP - In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares, pursuant to the Company's "Employee Share Ownership Plan". During 2002, 1 660 employees (2001:
2 279 employees; 2000: 2 836 employees) purchased 29 499 shares (2001: 40 069 shares; 2000: 50 099 shares) for which approximately CHF 3 million (2001: 4 million; 2000: CHF 5 million) was paid to the Company. In 2002, 2001 and 2000, no compensation expense was recorded under this plan. In the period from January 1, 2003 through January 31, 2003, no Shares have been purchased under the plan.

     MAB - In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 20 shares (from 2003, 25 shares) of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees' retirement or termination.

     The following table summarizes option activity under the MAB for the three year period ended December 31, 2002 and from January 1, 2003 through January 31, 2003:

                                                       Exercise       Rights
                                                        price      outstanding
-------------------------------------------------------------------------------
Balance at December 31, 1999  ......................     15          188 640
Rights granted  ....................................     15           83 260
Rights exercised  ..................................     15          (39 140)
-------------------------------------------------------------------------------
Balance at December 31, 2000  ......................     15          232 760
-------------------------------------------------------------------------------
Rights granted  ....................................     15           86 240
Rights exercised  ..................................     15          (16 260)
-------------------------------------------------------------------------------
Balance at December 31, 2001  ......................     15          302 740
-------------------------------------------------------------------------------
Rights granted  ....................................     15           86 040
Rights exercised  ..................................     15          (18 500)
-------------------------------------------------------------------------------
Balance at December 31, 2002  ......................     15          370 280
-------------------------------------------------------------------------------
Rights granted  ....................................     15          105 275
Rights exercised  ..................................     15           (1 350)
-------------------------------------------------------------------------------
Balance at January 31, 2003  .......................     15          474 205
-------------------------------------------------------------------------------

     Compensation expense is recorded in the year the rights are granted and, in 2002, CHF 8 million (2001: CHF 8 million, 2000: CHF 10 million) of compensation expense was recorded under this plan.

     PSP - In 2001, the Company established a Performance Share Plan (PSP) for selected senior and key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company's share price and the Company's TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 1 675 rights (2001: 1 250 rights) have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded under this plan in 2002 and 2001.

     As of January 31, 2003, the there has been no additional grants of rights or additional rights returned to the Company as compared to December 31, 2002.

     CHANGE IN CONTROL AND RESERVE OF SHARES

     Upon a change in control of the Company (defined as for 30 percent LEAP, for 33.33 percent other than 1998, which is 50 percent, for LTIP program and 20 percent for PSP, such percentage, in each case, as a percentage of total voting power. Additionally, for the PSP in a merger where the Company's shareholders retain less than 50 percent of total voting power or the Company's board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     At December 31, 2002, the Company had approximately 2.0 million shares (2001: 1.8 million shares; 2000: 1.7 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

     For further information see Note 18 to Consolidated Financial Statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

     According to the Share Registrar of the Company and other publicly available information as of January 31, 2003 the following persons in the table below were known by the Company to be the owner of 2 percent or more of the Company's Shares. These shareholders may use their voting rights up to 2 percent of the common stock.
                                        January 31,   January 31,   February 12,
                                          2003          2002          2001
-------------------------------------------------------------------------------

Artisan Partners Limited, USA-Wisconsin    5.0%           -             -
BNP Paribas (Suisse) SA, Geneva*             -            -           2.2%
Chase Nominees Ltd, London*                5.3%         3.1%            -
Putnam Group, Boston (1)                   5.2%         5.2%            -
Euroclear Nominees Ltd., Bruxelles*          -            -           2.1%
Hanover Nominees Ltd., London*               -            -           2.2%

-------------------------------------------------------------------------------

* Registered as nominees.
(1) Of which 0.7 percent was entered into the Share Register of the Company with the right to vote.

     As of the January 31, 2003, according to the Share Register, there were 207 registered holders of ordinary shares in the United States. These ordinary shareholders in the United States collectively held 510 079 ordinary shares, or approximately 0.7 percent of the Company's total issued and outstanding Shares as of that date. Also as of January 31, 2003, there were 304 registered holders of American depositary receipts under an ADR program (including Cede & Co., the DTC's nominee). Each ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one share of the common stock of the Company. All these registered ADR holders have addresses in the United States. They collectively held 81 190 ADRs, or approximately 0.1 percent of the issued and outstanding ordinary Shares as of such date.

     To its knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.

     RELATED PARTY TRANSACTIONS

     The Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest. No director, officer or associate of any director or officer is or was during the last three years indebted to the Company or any of its subsidiaries. For further information see Note 18 to the Consolidated Financial Statements.

ITEM 8.  FINANCIAL INFORMATION.

     CONSOLIDATED FINANCIAL STATEMENTS

     See "Item 18. Financial Statements" and pages F-1 through F-34

     OTHER FINANCIAL INFORMATION

     EXPORT SALES

     The Company's products and services are primarily sold outside of its home market, Switzerland. In 2003, approximately 99 percent of the Company's sales of products and services produced in Switzerland were exported to other countries.

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

     As a result of a dispute over certain agreements with third parties, in the context of the Company's divestment of the Performance Polymers Business in 2000, some third parties initiated arbitration proceedings against the Company. This dispute has been settled and will not have any material adverse effect on the financial position or results of operations of the Company.

     In connection with its Toms River, New Jersey site in the United States, the Company was named as a defendant in several actions, most of which most of which were settled by the end of 2002 "(see "Item 4. Information on the Company - Environmental Matters" of this Annual Report).

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

     At the Company's Annual General Meeting held on March 22, 2002, the shareholders approved the Board's proposal to pay a dividend of CHF 2.00 per share, in respect of the fiscal year 2001. The Company paid the dividend on March 27, 2002, which totaled CHF 134 million. At this meeting, the shareholders also approved the Board's proposal to pay an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share by CHF 1 per share to CHF 9 per share. The Company paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

     For 2002 the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on March 6, 2003. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 9 per share by CHF 3 per share to CHF 6 per share. The Company expects, subject to various conditions and approval, that the payment of the capital reduction will be made to the shareholders on May 23, 2003.


     SIGNIFICANT CHANGES

     Except has otherwise disclosed in this Annual Report, no significant change has occurred since the date of the Consolidated Financial Statements included in this Annual Report.

ITEM 9.  THE OFFER AND LISTING.

     PRINCIPAL TRADING MARKET AND PRICE RANGE

     The Shares are listed on the Swiss Exchange and principally traded on London based virt-x, a Recognized Investment Exchange supervised by the Financial Services Authority (FSA) in the U.K. and are also quoted on SEAQ International, the London Stock Exchange's automated quotation system for non-U.K. equity securities. The prices for Shares as quoted in the official list of the Swiss Exchange are expressed in Swiss francs. As of August 2, 2000, the ADSs, each representing one-half of one ordinary share of the Company's common stock, have been listed on the New York Stock Exchange.

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



        Trading Prices on the Swiss Exchange                          Price per Share
--------------------------------------------------------------------------------------------------------

                                                            High          Low         High          Low
                                                     ------------ ------------ ------------ ------------
                                                              in CHF                    in USD

Annual highs and lows
---------------------

1998  ..............................................      214.00       102.75       155.20        74.52
1999  ..............................................      128.00       103.00        80.05        64.41
2000  ..............................................      122.50        94.25        75.61        58.17
2001  ..............................................      115.75        75.00        69.74        45.19
2002  ..............................................      128.00        89.75        92.53        64.88

Quarterly highs and lows
------------------------
2002
    First Quarter  .................................      128.00       103.25        76.25        61.51
    Second Quarter  ................................      128.00       113.53        85.79        76.09
    Third Quarter  .................................      122.00        89.75        82.67        60.81
    Fourth Quarter  ................................      108.75        93.75        78.62        67.77

2001
    First Quarter  .................................      115.75       102.75        66.68        59.19
    Second Quarter  ................................      110.25        98.75        61.36        54.96
    Third Quarter  .................................      108.75        75.00        67.18        46.33
    Fourth Quarter  ................................      112.00        91.35        67.48        55.04

2000
    First Quarter  .................................      122.50        98.00        73.66        58.93
    Second Quarter  ................................      112.75        99.85        69.10        61.19
    Third Quarter  .................................      108.50        94.75        62.84        54.88
    Fourth Quarter  ................................      110.00        94.25        67.89        58.17

Monthly highs and lows
----------------------
2002
    January  .......................................      110.50       103.25        64.28        60.84
    February  ......................................      125.75       108.75        73.86        63.88
    March  .........................................      128.00       121.50        76.25        72.38
    April  .........................................      128.00       122.25        78.93        75.39
    May  ...........................................      127.00       122.00        80.93        77.74
    June  ..........................................      122.95       113.53        82.41        76.09
    July  ..........................................      122.00        89.75        82.25        60.51
    August  ........................................      116.75        91.00        77.80        60.64
    September  .....................................      110.50        93.05        74.87        63.05
    October  .......................................      105.25        93.75        71.09        63.32
    November  ......................................      108.75       100.75        73.18        67.80
    December  ......................................      108.50        94.50        78.44        68.31

2003
    January  .......................................      101.50        81.75        74.18        59.75

--------------------------------------------------------------------------------------------------------

     The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADS.


Trading Prices on the New York Stock Exchange                          Price per ADS(1)
------------------------------------------------------------------------------------------

                                                                          High        Low
                                                                     ---------- ----------
                                                                            in USD

Annual highs and lows
---------------------
2000 (from August 2, 2000)  .....................................        33.25      26.88
2001  ...........................................................        35.44      24.00
2002  ...........................................................        40.60      30.83

Quarterly highs and lows
------------------------
2000
    Third Quarter (from August 2, 2000)  ...........................     31.13      27.50
    Fourth Quarter  ................................................     33.25      26.88

2001
    First Quarter  .................................................     35.44      29.81
    Second Quarter  ................................................     31.50      28.88
    Third Quarter  .................................................     32.31      24.00
    Fourth Quarter  ................................................     34.00      26.69

2002
    First Quarter  .................................................     38.61      31.44
    Second Quarter  ................................................     40.20      37.31
    Third Quarter  .................................................     40.60      30.83
    Fourth Quarter  ................................................     36.75      31.75

Monthly highs and lows
----------------------
2002
    January  .......................................................     32.63      31.44
    February  ......................................................     36.75      31.88
    March  .........................................................     38.61      36.00
    April  .........................................................     38.38      37.31
    May  ...........................................................     40.11      38.10
    June  ..........................................................     40.20      37.90
    July  ..........................................................     40.60      30.83
    August  ........................................................     38.10      31.90
    September  .....................................................     36.34      31.73
    October  .......................................................     35.09      31.75
    November  ......................................................     36.75      35.11
    December  ......................................................     35.79      33.71

2003
    January  .......................................................     36.60      30.15
------------------------------------------------------------------------------------------

(1)  One ADS represents one half of one share of the Company.

     On January 31, 2003, the last reported sale price was for Shares on the Swiss Exchange CHF 86.00 and for ADS's on the New York Stock Exchange USD 31.80 According to the Share Registrar of the Company, as of December 31, 2002, there were 210 United States resident shareholders holding 626 787 Shares, representing approximately 0.87 percent of the issued and outstanding Shares as of such date, and there were 303 registered United States resident holders of American Depositary Receipts holding 81 114 ADRs, representing approximately 0.06 percent of the issued and outstanding Shares as of such date.

     The information presented in the table below represents, for the periods indicated, the approximate average daily volumes of the Shares traded on the Swiss Exchange.

                                First        Second         Third       Fourth
                               Quarter       Quarter       Quarter      Quarter

-------------------------------------------------------------------------------
2002  .......................  440 000       300 000       370 000      275 000

2001  .......................  285 000       190 000       330 000      284 000
--------------------------------------------------------------------------------

     The information presented in the table below represents, for the periods indicated, the average approximate daily volumes of the ADS traded on the New York Stock Exchange.

                                First        Second         Third       Fourth
                               Quarter       Quarter       Quarter      Quarter
-------------------------------------------------------------------------------
2002  ........................   4 130         4 094         5 720        4 386

2001  ........................   1 868         1 251         3 619        2 103
--------------------------------------------------------------------------------

     The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all of which supply such data to their customers, subscribers and other information providers.

     TRADING PRACTICES AND PROCEDURES ON THE SWISS EXCHANGE/VIRT-X

     The Swiss Exchange is a private organization comprised of 98 members. As of December 31, 2002, 258 Swiss companies and 140 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

     The aggregate market value of domestic equity securities (free float) listed on the Swiss Exchange as of December 31, 2002, was CHF 656 billion. As of December 31, 2002, the 10 largest companies in terms of market capitalization (free float) represented CHF 516 billion, or approximately 79 percent of the Swiss Exchange's aggregate market capitalization. Average monthly trading volume during 2002 was CHF 88.6 billion.

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

ITEM 10.  ADDITIONAL INFORMATION.

     MEMORANDUM AND ARTICLES OF INCORPORATION ("ARTICLES")

     Set out below is a summary of certain provisions of the Company's Articles and of the Swiss Code of Obligations relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to the Articles, which are an exhibit to this Annual Report, and Swiss law.

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

     DIVIDENDS

     For information on dividends, see "Item 6 -Directors, Senior Management and Employees" section of this Annual Report.

     THE SHARES

     For information on the Shares, see "Item 6 -Directors, Senior Management and Employees" section of this Annual Report.

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

     MANDATORY BID RULE

     For information on Mandatory bid rule, see "Item 6 -Directors, Senior Management and Employees" section of this Annual Report.

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

     For additional information on shareholders' meeting, see "Item 6 - Directors, Senior Management and Employees" section of this Annual Report.

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

     At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional Shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional Shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At the Annual General Meeting held on April 13, 2000, the shareholders consented to extend this authorization for another two years. At the Company's Annual General Meeting held on March
22, 2002, the Board proposed to the shareholders another two year extension. The shareholders voted in favor of such extension.

     In addition to the above, the shareholders also authorized the Board to issue from time to time up to four million additional Shares in connection with the execution of option and conversion rights and to exclude the subscription rights of the holders of Shares regarding thereto.

     NOTICES

     Notices to shareholders are validly made by publication in the Swiss Official Gazette of Commerce. The Board may designate further means of communication for publishing notices to shareholders.

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

     An additional disclosure obligation exists under Swiss corporate law pursuant to which the Company must disclose the identity of all of its shareholders (or related groups of shareholders) who hold more than 2 percent of its voting rights (i.e. shareholders owning shares in excess of the limit set forth in the Articles; see "- Transfer of Shares"). Disclosure of shareholders owning more than 2 percent but less than 5 percent of the voting rights in the Company must only be made once a year in the notes to the financial statements published in the annual report. See "Item 7. - Major Shareholders and Related Party Transactions" in this Annual Report.

     MATERIAL CONTRACTS

     ADR DEPOSIT AGREEMENT

     Pursuant to Second Amended and Restated Deposit Agreement (including all exhibits thereto, the "Deposit Agreement") dated as of August 2, 2000 among the Company, Citibank, N.A., and the registered holders and beneficial owners from time to time of the ADRs of the Company, ADRs evidencing ADSs are issuable by Citibank on behalf of the Company. Each ADS represents the right to receive one-half of one Share deposited under the Deposit Agreement. Shares will be deposited to an account maintained by Citibank, N.A., Zurich Branch, as the custodian and agent of the Depositary in Switzerland. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as the absolute owners of such ADRs.

     POLYMERS TRANSACTION AGREEMENT

     On May 31, 2000, the Company sold its Performance Polymers business to Vantico No. 3 S.A., a company established by Morgan Grenfell Private Equity, the then private equity arm of Deutsche Bank AG, and certain additional joint venture partners. Total gross proceeds from the sale were CHF 1.6 billion, including the assumption of approximately CHF 160 million in net debt.

     EMTN PROGRAM

     In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitaetenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company, and is updated annually, most recently on March 27, 2002. As of December 31, 2002, approximately CHF 959 million (USD 684 million) was outstanding indebtedness of the Company under the program.

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

     An individual or corporation that is a resident of a country other than Switzerland and that owns or is deemed to own Shares or ADSs will be subject to the 35 percent Withholding Tax. The Withholding Tax, however, is a final charge for non-residents unless such an individual or corporation could be eligible for a partial exemption or refund of the Withholding Tax if a tax treaty is in effect between such individual's or corporation's country of residence and Switzerland. Switzerland has concluded such treaties with the United States, Canada, Japan, all European Union member states and certain other countries.

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

     Alternatively, a United States holder that qualifies for Treaty benefits (a "United States resident") may apply on an individual basis for a refund of the Withholding Tax withheld in excess of the 15 percent Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland (http:\\www.estv.admin.ch). The form used for obtaining a refund is Swiss Tax Form 82I for individuals, Form 82C for corporations, Form 82E for other United States citizens, and Form 829 for Swiss citizens resident in the United States, which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form may be filed no earlier than July 1 or January 1 following the dividend date but no later than December 31 of the third year following the calendar year that includes the dividend date. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

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

     This summary is of a general nature only and does not discuss all aspects of United States and Swiss taxation that may be relevant to a particular investor. This summary deals only with Shares and ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, United States holders whose functional currency is not the U.S. dollar and certain United States holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of United States holders who own, directly, or by attribution, one or more of the Company's outstanding classes of voting stock in the event that the Company were to be classified as a "Controlled Foreign Corporation" for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at December 31, 2002. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

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

     UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING OBLIGATIONS

     Dividends paid on ADSs or Shares to a United States person are generally subject to information reporting and may be subject to backup withholding at the rate of 30 percent for payments made in 2002 and 2003, unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

     The Company collects global cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company's exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company's primary net foreign currency market exposures include the U.S. dollar, the euro, the British pound and the Japanese yen. In 2002, the Company's hedging activities have to a large extent focused on the U.S. dollar. However, hedging activities on the other major currencies as well as on selected minor currencies have also been undertaken.

     The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2002, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company's financial instruments of CHF 70 million. Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company's financial instruments of CHF 97 million as of December 31, 2002. As the impact of offsetting changes in the fair value of the underlying positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company's actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.

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

     There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2002, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 40 million. The assumption is that all debt would be impacted by this hypothetical one percentage point increase, no matter whether actual interest is based on a fixed or a floating rate agreement.



ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

      Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.


ITEM 14.  MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.

     None.


ITEM 15. CONTROLS AND PROCEDURES.

     Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

     As of a date within 90 days of the date of the filing of this Form 20-F Annual Report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     Since the last evaluation by the Company of the Company's internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls.


ITEM 16.  [RESERVED].

                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.

     The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.



ITEM 18.  FINANCIAL STATEMENTS.

     See pages F-1 through F-34



ITEM 19.  EXHIBITS.

     (a) The following consolidated financial statements, together with the auditors' reports of Ernst & Young Ltd and Arthur Andersen AG, are filed as part of this Annual Report:


Index to Consolidated Financial Statements                                  Page
                                                                        --------

Report of Independent Auditors Ernst & Young ..............................  F-2

Independent Auditors' Report - Arthur Andersen AG .........................  F-3

Consolidated Statements of Income for the Years
  ended December 31, 2002, 2001 and 2000 ..................................  F-4

Consolidated Balance Sheets at December 31, 2002 and 2001 .................  F-5

Consolidated Statements of Cash Flows for the Years ended
  December 31, 2002, 2001 and 2000 ........................................  F-6

Consolidated Statements of Shareholders' Equity for the Years
  ended December 31, 2002, 2001 and 2000 ..................................  F-7

Business Segment Data .....................................................  F-8

Geographic Data  .......................................................... F-11

Notes to Consolidated Financial Statements  ............................... F-12



     All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     (b)  Documents filed as exhibits to this Annual Report:

     +1.1 Articles of Association of Ciba Specialty Chemicals Holding Inc.
          dated March 22, 2002.

    **1.2 Specimen share certificate of Ciba Specialty Chemicals Holding Inc.

     *2.1 Second Amended and Restated Deposit Agreement dated as of August 2,
          2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.

     *2.2 Form of American Depositary Receipt of Ciba Specialty Chemicals
          Holding Inc.

     4.1 EMTN Programme Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2002, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitatenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., UBS AG and the additional parties named therein.

     4.2 EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2002, by each of Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitatenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS AG.

     4.3 EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2002, by Ciba Specialty Chemicals Holding Inc.

     4.4 EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2002, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitatenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The Chase Manhattan Bank and Chase Manhattan Bank Luxembourg S.A.

   **4.5 Subscription Agreement relating to US $687 000 000 1.25 per cent Guaranteed Convertible Bonds due 2003, dated July 23, 1998, by Ciba Specialty Chemicals Investment Ltd.

   **4.6 Trust Deed constituting US $687 000 000 1.25 per cent Guaranteed Convertible Bond due 2003, dated July 24, 1998, among Ciba Specialty Chemicals Investment Ltd., Ciba Specialty Chemicals Holding Inc., and The Law Debenture Trust Corporation p.l.c.

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

     8.1  Subsidiaries of the Company

    10.1  Consent of Ernst & Young Ltd.

-------------------

     + Incorporated by reference from the Form 6-K of Ciba Specialty Chemicals Holding Inc., filed August 28, 2002. (File No. 333-56040).

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



                                   Ciba Specialty Chemicals Holding Inc.,



                                   By: /s/ Michael Jacobi
                                      ------------------------------------
                                      Name: Michael Jacobi
                                      Title: Chief Financial Officer

Date:  February 4, 2003

CERTIFICATION

I, Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals Holding Inc., certify that:

     1. I have reviewed this annual report on Form 20-F of Ciba Specialty Chemicals Holding Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                              By: /s/ Armin Meyer
                                  --------------------------
                                  Name: Armin Meyer
                                  Title: Chairman of the Board and
                                         Chief Executive Officer

Date: February 4, 2003

I, Michael Jacobi, Chief Financial Officer of Ciba Specialty Chemicals Holding Inc., certify that:

     1. I have reviewed this annual report on Form 20-F of Ciba Specialty Chemicals Holding Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                                   By: /s/ Michael Jacobi
                                       ------------------------
                                       Name Michael Jacobi
                                       Title: Chief Financial Officer



Date: February 4, 2003

Index to Consolidated Financial Statements
                                                                           Page

Report of Independent Auditors - Ernst & Young Ltd  ......................  F-2

Independent Auditors' Report - Arthur Andersen AG  ......................   F-3

Consolidated Statements of Income for the Years ended
        December 31, 2002, 2001 and 2000.................................   F-4

Consolidated Balance Sheets at December 31, 2002 and 2001 ...............   F-5

Consolidated Statements of Cash Flows for the Years ended
        December 31, 2002, 2001 and 2000.................................   F-6

Consolidated Statements of Shareholders' Equity for the Years ended
        December 31, 2002, 2001 and 2000.................................   F-7

Business Segment Data  ..................................................   F-8

Geographic Data  ........................................................  F-11

Notes to Consolidated Financial Statements  .............................  F-12

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC.


We have audited the accompanying consolidated balance sheet of Ciba Specialty Chemicals Holding Inc. as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, appearing on pages F-4 to F-34 of this Annual Report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Ciba Specialty Chemicals Holding Inc. as of December 31, 2001 and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 18, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciba Specialty Chemicals Holding Inc. at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets. As discussed above, the financial statements of Ciba Specialty Chemicals Holding Inc. as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.


Zurich, January 17, 2003

Ernst & Young Ltd


/s/ Eric Ohlund                 /s/ Martin Mattes

Eric Ohlund                     Martin Mattes
Certified Public Accountant     Swiss Certified Accountant
(in charge of the audit)

INDEPENDENT AUDITORS' REPORT(1)
TO THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC.

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



ARTHUR ANDERSEN AG


/s/ Eric Ohlund                 /s/ Patrick Fawer

Eric G. Ohlund                   Patrick Fawer

Basel, Switzerland, January 18, 2002



(1) The report is a copy of the previously issued report. The predecessor auditor has not reissued the report.

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Swiss francs, except share and per share data)

Year ended December 31,                                         Notes          2002       2001(1)       2000(1)
----------------------------------------------------------------------------------------------------------------
Net sales                                                                     7 085         7 367         7 902
Cost of goods sold                                                            4 729         4 988         5 333
----------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                  2 356         2 379         2 569
Selling, general and administrative                                           1 247         1 258         1 417
Research and development                                                        294           276           293
Amortization of goodwill                                          1               0            61            64
Amortization of other intangible assets                          1,8             33            31            30
Income from earnings of equity affiliates                         9             (6)           (8)         (113)
Restructuring and special charges                                 12              0             0             2
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                788           761           876
Interest expense                                                              (159)         (203)         (265)
Interest income                                                                  49            69            56
Other financial expense, net                                                  (105)          (59)          (14)
----------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND
MINORITY INTEREST                                                               573           568           653
Provision for income taxes                                        15            154           178           228
----------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST                      419           390           425
Minority interest                                                                13            10             7
----------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                               406           380           418
----------------------------------------------------------------------------------------------------------------
Gain on sale of discontinued operations, net of tax               3               0             0            34
Cumulative effects of change in accounting principles, net of     1               0             2             0
tax
----------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      406           382           452
----------------------------------------------------------------------------------------------------------------

PER SHARE DATA                                                    20
BASIC AND DILUTED EARNINGS PER SHARE
Continuing operations                                                          5.92          5.72          6.31
Discontinued operations                                                        0.00          0.00          0.50
Cumulative effects of change in accounting principles                          0.00          0.04          0.00
----------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                                           5.92          5.76          6.81
----------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic                                                                    68 549 964    66 419 147    66 311 879
Diluted                                                                  68 575 058    66 419 147    66 311 879
----------------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". In 2001 and 2000, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 822 million (2000: CHF 940 million), income from continuing operations before income taxes and minority interest CHF 629 million (2000: CHF 717 million), income from continuing operations before minority interest CHF 451 million (2000: CHF 489 million), income from continuing operations CHF 441 million (2000: CHF 482 million), net income CHF 443 million (2000: CHF 520 million) and basic and diluted earnings per share CHF 6.68 (2000: CHF 7.83).

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs, except share and per share data)

December 31,                                                               Notes              2002         2001
----------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                    2 361        1 602
Short-term investments                                                                          16           41
Accounts receivable, net                                                     4               1 014        1 066
Inventories                                                                  5               1 446        1 526
Prepaid and other current assets                                                               477          592
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                         5 314        4 827
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                           6               3 196        3 565
Goodwill                                                                    1,7              1 382        1 417
Other intangible assets, net                                                1,8                694          730
Financial investments                                                        9                 172          193
Other assets                                                                10               1 034          986
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                11 792       11 718
----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                                               549          490
Short-term debt                                                             13               1 496          316
Income taxes payable                                                                           108           81
Accruals and other current liabilities                                      11                 942        1 090
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                    3 095        1 977
----------------------------------------------------------------------------------------------------------------
Long-term debt                                                              14               2 344        3 678
Deferred income taxes                                                       15                 386          379
Other liabilities                                                           16               1 537        1 688
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                            7 362        7 722
----------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                               76           88
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                        17
Common stock(1)                                                                                649          721
Additional paid-in capital                                                                   4 186        3 957
Retained earnings                                                                              198         (74)
Accumulated other comprehensive income                                                       (360)        (240)
Treasury stock, at cost(2)                                                                   (319)        (456)
----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                   4 354        3 908
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  11 792       11 718
----------------------------------------------------------------------------------------------------------------

(1)  Par value CHF 9 per share (December 31, 2001: CHF 10 per share),
     82 130 117 shares authorized and 72 130 117 shares issued in 2002 and 2001.

(2)  December 31, 2002: 3 192 087 treasury shares; December 31, 2001:
     5 987 947 treasury shares.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Swiss francs, except share and per share data)

Year ended December 31,                                                           2002        2001         2000
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME                                                                         406         382          452
Deduct net income from discontinued operations, net of tax                           0           0           34
----------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                  406         382          418

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
   Depreciation and amortization                                                   385         469          470
   Deferred income taxes                                                            50          87          179
   Unremitted earnings of equity affiliates                                          0           0          (88)
   Restructuring and special charges                                                 0           0            2
   Restructuring payments                                                          (12)        (46)         (35)
   Loss (Gain) on sale/disposal of assets, net                                       2          (5)         (15)
   Realized loss on available-for-sale securities                                   38           0            0
   Minority interest and other non-cash items, net                                 144          71           38
Changes in operating assets and liabilities:
   Short-term investments                                                           25          27          (10)
   Accounts receivable, net                                                          4          53           37
   Inventories                                                                     (33)        117          (45)
   Accounts payable                                                                 90         (33)          (8)
   Other operating assets and liabilities                                          (61)        (68)          87
----------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                       1 038       1 054        1 030
Net cash provided by discontinued operations                                         0           0            1
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        1 038       1 054        1 031
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                              (250)       (259)        (249)
Proceeds from sale of assets                                                        22          34           39
Sale (Acquisition) of businesses, net of cash                                     (116)       (144)       1 566
Loans and other long-term assets                                                    (5)         35          (81)
Discontinued operations                                                              0           0           (4)
----------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                               (349)       (334)       1 271
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (Decrease) in short-term debt, net                                         22         (48)        (844)
Proceeds from long-term debt                                                         1           6            4
Repayments of long-term debt                                                       (19)       (110)        (499)
Dividends paid                                                                    (134)       (132)        (133)
Capital reduction paid                                                             (69)          0            0
Treasury stock transactions                                                        344           9          (40)
Other                                                                               (1)          0            4
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                144        (275)      (1 508)
----------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       (74)        (22)         (28)
----------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                          759         423          766
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                     1 602       1 179          413
Cash and cash equivalents, end of year                                           2 361       1 602        1 179
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest                                                            (177)       (204)        (260)
Cash paid for income taxes                                                         (90)        (49)         (72)
----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions of Swiss francs, except share and per share data)

                                                                            ACCUMULATED    TREASURY   TREASURY
                                                    ADDITIONAL            OTHER COMPRE-      STOCK:     STOCK:
                                            COMMON     PAID-IN  RETAINED        HENSIVE  UNRESERVED   RESERVED
                                   Notes     STOCK     CAPITAL  EARNINGS         INCOME      SHARES     SHARES  TOTAL
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                   721       3 941      (642)            60         (46)      (396) 3 638
---------------------------------------------------------------------------------------------------------------------
Net income                                                           452                                          452
Currency translation adjustments                                                   (177)                         (177)
Realization of previously
  unrealized loss on
  available-for-sale securities,                                                      1                             1
  net of tax
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                 452           (176)                          276
Cash dividends declared and paid(1)                                 (133)                                        (133)
Treasury stock transactions          17                                                         (26)       (14)   (40)
Other                                                       14        (1)                                          13
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                   721       3 955      (324)          (116)        (72)      (410) 3 754
---------------------------------------------------------------------------------------------------------------------
Net income                                                           382                                          382
Currency translation adjustments                                                    (83)                          (83)
Unrealized loss on
  available-for-sale securities,                                                    (23)                          (23)
  net of tax of CHF 14
Minimum pension liability
  adjustment, net of tax of CHF 12   19                                             (19)                          (19)
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                 382           (125)                          257
Cash dividends declared and paid(1)                                 (132)                                        (132)
Treasury stock transactions          17                     (4)                                   6         19     21
Other                                                        6                        1           1                 8
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                   721       3 957       (74)          (240)        (65)      (391) 3 908
---------------------------------------------------------------------------------------------------------------------
Net income                                                           406                                          406
Currency translation adjustments                                                    (86)                          (86)
Realization of previously
  unrealized loss on
  available-for-sale securities,
  net of tax of CHF 16                9                                              28                            28
Unrealized loss on
  available-for-sale securities,                                                     (5)                           (5)
  net of tax of CHF 2
Unrealized gain on cash flow
  hedges, net of tax of CHF 0.7                                                       1                             1
Minimum pension liability
  adjustment, net of tax of CHF 37   19                                             (58)                          (58)
Other                                                                                 0                             0
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                 406           (120)                          286
Cash dividends declared and paid(1)                                 (134)                                        (134)
Capital reduction paid(2)                     (72)           3                                                    (69)
Treasury stock transactions          17                    216                                  (13)       150    353
Other                                                       10                                                     10
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                   649       4 186       198           (360)        (78)      (241) 4 354
---------------------------------------------------------------------------------------------------------------------

(1) Cash dividends declared and paid were CHF 2.00 per share in 2002, 2001 and 2000.
(2)  Capital reduction paid was CHF 1.00 per share in 2002.

See Notes to Consolidated Financial Statements

BUSINESS SEGMENT DATA
(in millions of Swiss francs, except share and per share data)

                                                                               2002          2001          2000
----------------------------------------------------------------------------------------------------------------
NET SALES
Plastic Additives                                                             1 813         1 834         1 959
Coating Effects                                                               1 920         1 944         2 118
Water & Paper Treatment                                                       1 409         1 486         1 558
Textile Effects                                                               1 544         1 673         1 841
Home & Personal Care                                                            399           430           426
----------------------------------------------------------------------------------------------------------------
TOTAL NET SALES                                                               7 085         7 367         7 902
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)
Plastic Additives                                                               245           275           319
Coating Effects                                                                 341           312           371
Water & Paper Treatment                                                          98            65            92
Textile Effects                                                                 142           181           204
Home & Personal Care                                                             56            67            58
Corporate and other expenses                                                    (94)          (78)         (102)
Restructuring and special charges                                                 0             0            (2)
----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME BEFORE AMORTIZATION OF GOODWILL                          788           822           940
----------------------------------------------------------------------------------------------------------------
Amortization of goodwill                                                          0           (61)          (64)
----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                                          788           761           876
----------------------------------------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION
Plastic Additives                                                               101           113           104
Coating Effects                                                                  99            99           104
Water & Paper Treatment                                                          88            92            95
Textile Effects                                                                  66            67            71
Home & Personal Care                                                             26            28            22
Corporate                                                                         5             9            10
----------------------------------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION OF OTHER INTANGIBLE ASSETS                  385           408           406
----------------------------------------------------------------------------------------------------------------
Amortization of goodwill                                                          0            61            64
----------------------------------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION                                             385           469           470
----------------------------------------------------------------------------------------------------------------

EBITDA(1)
Plastic Additives                                                               346           388           423
Coating Effects                                                                 440           411           475
Water & Paper Treatment                                                         186           157           187
Textile Effects                                                                 208           248           275
Home & Personal Care                                                             82            95            80
Corporate                                                                       (89)          (69)          (92)
----------------------------------------------------------------------------------------------------------------
TOTAL EBITDA, BEFORE RESTRUCTURING AND SPECIAL CHARGES                        1 173         1 230         1 348
----------------------------------------------------------------------------------------------------------------

EBITDA MARGIN(2)
Plastic Additives                                                              19.1%         21.1%         21.6%
Coating Effects                                                                22.9%         21.1%         22.4%
Water & Paper Treatment                                                        13.2%         10.6%         12.0%
Textile Effects                                                                13.5%         14.8%         14.9%
Home & Personal Care                                                           20.6%         22.2%         18.8%
Corporate                                                                         -             -             -
-------------------------------------------------------------------------------------------------------------------
TOTAL EBITDA MARGIN, BEFORE RESTRUCTURING AND SPECIAL CHARGES                  16.6%         16.7%         17.1%
-------------------------------------------------------------------------------------------------------------------

EBIT MARGIN
Plastic Additives                                                              13.5%         15.0%         16.3%
Coating Effects                                                                17.7%         16.1%         17.5%
Water & Paper Treatment                                                         7.0%          4.4%          5.9%
Textile Effects                                                                 9.2%         10.8%         11.1%
Home & Personal Care                                                           14.0%         15.7%         13.5%
Corporate                                                                         -             -             -
-------------------------------------------------------------------------------------------------------------------
TOTAL EBIT MARGIN                                                              11.1%         10.3%         11.1%
-------------------------------------------------------------------------------------------------------------------

BUSINESS SEGMENT DATA
(in millions of Swiss francs, except share and per share data)


                                                                               2002          2001          2000
----------------------------------------------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT EXPENDITURES
Plastic Additives                                                                81            73            82
Coating Effects                                                                 100            96           102
Water & Paper Treatment                                                          29            34            36
Textile Effects                                                                  36            39            44
Home & Personal Care                                                             30            24            21
Corporate                                                                        18            10             8
----------------------------------------------------------------------------------------------------------------
TOTAL RESEARCH AND DEVELOPMENT EXPENDITURES                                     294           276           293
----------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Plastic Additives                                                                86            80            67
Coating Effects                                                                  74            66            65
Water & Paper Treatment                                                          35            52            52
Textile Effects                                                                  34            32            37
Home & Personal Care                                                             18            25            23
Corporate                                                                         3             4             5
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                                                      250           259           249
----------------------------------------------------------------------------------------------------------------

                                                                                             2002          2001
----------------------------------------------------------------------------------------------------------------
NET ASSETS
Plastic Additives                                                                           1 236         1 403
Coating Effects                                                                             1 834         2 001
Water & Paper Treatment                                                                     2 429         2 596
Textile Effects                                                                             1 291         1 490
Home & Personal Care                                                                          294           340
Shared operating net assets not allocated to segments(3)                                       (8)         (170)
Non-operating net assets(4)                                                                 2 875         2 154
----------------------------------------------------------------------------------------------------------------
INVESTED CAPITAL(5)                                                                         9 951         9 814
----------------------------------------------------------------------------------------------------------------
Other assets and liabilities not included in invested capital                              (5 597)       (5 906)
----------------------------------------------------------------------------------------------------------------
TOTAL NET ASSETS                                                                            4 354         3 908
----------------------------------------------------------------------------------------------------------------

TOTAL ASSETS
Plastic Additives                                                                           1 493         1 623
Coating Effects                                                                             2 107         2 249
Water & Paper Treatment                                                                     2 606         2 790
Textile Effects                                                                             1 495         1 676
Home & Personal Care                                                                          356           401
Shared operating assets not allocated to segments(3)                                          426           385
Non-operating assets(4)                                                                     3 309         2 594
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                               11 792        11 718
----------------------------------------------------------------------------------------------------------------

(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(2) EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).
(3) Shared net operating assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.
(4) Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units' current liabilities.
(5) Invested capital is the sum of total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

See Notes to Consolidated Financial Statements

BUSINESS SEGMENT DATA
(in millions of Swiss francs, except share and per share data)


     The segment data includes certain non-United States Generally Accepted Accounting Principles ("U.S. GAAP") financial indicators which form part of the Company's value based management reporting system and are used by management to analyze the results of operations and the financial condition of the Company. Such non-U.S. GAAP financial indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), EBITDA margin and invested capital. The Company derives EBITDA, EBITDA margin and invested capital from financial measures prepared in accordance with U.S. GAAP. The way these financial indicators are derived is described in the glossary of financial terms at the end of this Financial Review. The way these financial indicators are derived is described in footnote (1) through (5) at the end of the Business Segment Data.

     Management is of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow, total assets, EBIT margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

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

     The accounting policies of the segments are the same as those described in
Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, headquarters costs, corporate related items, and certain other net expenses not allocated to reportable segments. Intersegment sales are eliminated on consolidation and, as a result, reportable net sales of the segments reflect only sales to third parties.

     In 2002, the Company implemented Statement of Financial Accounting Standard
(SFAS) No. 142 "Goodwill and Other Intangible Assets" (see Notes 1 and 7). As a result of adopting this standard, the Company reclassified certain goodwill and intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified the 2001 and 2000 goodwill amortization that was previously allocated to the segments to corporate and reclassified intangible amortization from corporate to the segments corresponding to the intangible asset reclassification. The amounts reported for 2001 and 2000 have been reclassified to conform to the 2002 presentation.

     In 2001, as part of the new organizational structure, certain net costs that were previously reported as corporate related items have been attributed to the segments. Amounts reported for 2000 have been reclassified to conform to the 2001 presentation.

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

     The segment Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as `effect chemicals' which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers

     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment's products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     The segment Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-user industries. Among its broad product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

See Notes to Consolidated Financial Statements

GEOGRAPHIC DATA
(in millions of Swiss francs, except share and per share data)

NET SALES TO CUSTOMERS                                                         2002          2001          2000
----------------------------------------------------------------------------------------------------------------
EUROPE
Germany                                                                         567           572           618
United Kingdom                                                                  334           373           394
Italy                                                                           343           351           366
France                                                                          298           311           325
Rest of European Union                                                          841           846           899
Switzerland                                                                      86            75            84
Rest of Europe                                                                  252           227           227
----------------------------------------------------------------------------------------------------------------
TOTAL EUROPE                                                                  2 721         2 755         2 913
----------------------------------------------------------------------------------------------------------------

AMERICAS
United States of America                                                      1 703         1 819         2 025
Canada                                                                          223           243           276
Central America                                                                 209           227           247
South America                                                                   324           365           388
----------------------------------------------------------------------------------------------------------------
TOTAL AMERICAS                                                                2 459         2 654         2 936
----------------------------------------------------------------------------------------------------------------

ASIA-PACIFIC
Japan                                                                           384           431           528
Region China                                                                    439           424           413
Rest of Asia                                                                    677           686           689
Australia and New Zealand                                                       155           154           158
Africa and Middle East                                                          250           263           265
----------------------------------------------------------------------------------------------------------------
TOTAL ASIA-PACIFIC                                                            1 905         1 958         2 053
----------------------------------------------------------------------------------------------------------------
TOTAL NET SALES TO CUSTOMERS                                                  7 085         7 367         7 902
----------------------------------------------------------------------------------------------------------------

Net sales to customers are based on the final destination of the sale.

LONG-LIVED ASSETS                                                                            2002          2001
----------------------------------------------------------------------------------------------------------------
EUROPE
Germany                                                                                       361           380
United Kingdom                                                                                561           627
Italy                                                                                         165           166
France                                                                                        128           128
Rest of European Union                                                                         82            81
Switzerland                                                                                   614           629
Rest of Europe                                                                                  2             1
----------------------------------------------------------------------------------------------------------------
TOTAL EUROPE                                                                                1 913         2 012
----------------------------------------------------------------------------------------------------------------
AMERICAS
United States of America                                                                      869         1 076
Canada                                                                                          3             7
Central America                                                                               123           123
South America                                                                                  17            30
----------------------------------------------------------------------------------------------------------------
TOTAL AMERICAS                                                                              1 012         1 236
----------------------------------------------------------------------------------------------------------------
ASIA-PACIFIC
Japan                                                                                          42            47
Region China                                                                                  157           195
Rest of Asia                                                                                   46            48
Australia and New Zealand                                                                      18            18
Africa and Middle East                                                                          8             9
----------------------------------------------------------------------------------------------------------------
TOTAL ASIA-PACIFIC                                                                            271           317
----------------------------------------------------------------------------------------------------------------
TOTAL LONG-LIVED ASSETS                                                                     3 196         3 565
----------------------------------------------------------------------------------------------------------------

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------------

COMPANY OPERATIONS

     Ciba Specialty Chemicals Holding Inc. and its wholly owned and majority-owned subsidiaries (the "Company") is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper, home and personal care and other products. The Company's products and services are also used to provide clean water and to treat the water streams in industrial and municipal applications.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

     Change in accounting policy - In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". The Company fully adopted SFAS No. 142 effective January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed the initial impairment test and determined that its reported goodwill was not impaired.

     SFAS No. 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost and requires that goodwill no longer be amortized to earnings. On an annual basis, the Company is required to evaluate the book value of goodwill at the reporting unit level for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


impairment using a two step impairment test. In the first step, the book value of the reporting unit's assets, including goodwill and other intangibles, and liabilities (the "net assets") is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required to be performed. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any.

     In the second step, an allocation is made of the fair value of the assets and liabilities of the reporting unit to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (the "assets and liabilities"). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The fair value assigned to the reporting unit's assets and liabilities is compared to the total fair value of the reporting unit with the excess, if any, considered to be the implied goodwill value of the reporting unit. If the book value of the reporting unit's goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss as a component of operating income in the Consolidated Statement of Income. If the book value of the reporting unit's goodwill is less than the implied goodwill value, goodwill is deemed not to be impaired and no impairment is required to be recorded.

     During 2002, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

     Goodwill that had been acquired on or before June 30, 2001 was amortized on a straight-line basis over the estimated periods to be benefited, which ranged from 5 to 33 years. Goodwill acquired after June 30, 2001, was not amortized. In 2001 and 2000, goodwill was assessed for impairment whenever events or changes in circumstances indicated that the book value might not be recoverable. If the sum of the expected future undiscounted cash flows was less than the book value of the goodwill, a loss would have been recognized for the difference between the fair value and the book value of the goodwill.

     The following is a reconciliation of previously reported financial information to the adjusted basis amounts excluding goodwill amortization, which is no longer required under SFAS No. 142:

                                                        2002                          2001
                                                    -------------------------------------------------------------------
                                                           As          Adjusted          Goodwill                As
                                                     reported             basis      amortization          reported
-----------------------------------------------------------------------------------------------------------------------
Operating income                                          788               822                61               761
Income from continuing operations, before
  taxes and minority interest                             573               629                61               568
Income from continuing operations, before
  minority interest                                       419               451                61               390
Income from continuing operations                         406               441                61               380
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                406               443                61               382
-----------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED EARNINGS PER SHARE
Continuing operations                                    5.92              6.64              0.92              5.72
-----------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                     5.92              6.68              0.92              5.76
-----------------------------------------------------------------------------------------------------------------------

                                                                   2000
                                          --------------------------------------------------------
                                                    Adjusted           Goodwill                As
                                                       basis       amortization          reported
--------------------------------------------------------------------------------------------------
Operating income                                         940                 64               876
Income from continuing operations, before
  taxes and minority interest                            717                 64               653
Income from continuing operations, before
  minority interest                                      489                 64               425
Income from continuing operations                        482                 64               418
Gain on sale of discontinued operations,
  net of tax                                              38                  4                34
--------------------------------------------------------------------------------------------------
NET INCOME                                               520                 68               452
--------------------------------------------------------------------------------------------------
BASIC AND DILUTED EARNINGS PER SHARE
Continuing operations                                   7.27               0.96              6.31
Discontinued operations                                 0.56               0.06              0.50
--------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                    7.83               1.02              6.81
--------------------------------------------------------------------------------------------------

Other intangible assets

     In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalized at acquisition cost. Other intangible assets with a finite life are amortized on a straight-line basis over the estimated periods to be benefited, which is the period that the intangible asset can contribute to the cash flow of the Company as determined at the date of acquisition of the intangible asset. Other intangible assets with indefinite lives are not amortized. Other intangible assets are amortized on a straight-line basis over a period ranging from 5 to 33 years, which are the estimated periods to be benefited.

     The Company assesses other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the book value of the other intangible asset, a loss is recognized for the difference between the fair value and book value of the other intangible asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


FINANCIAL INVESTMENTS

     Financial investments comprise primarily investments in equity affiliates and investments in unconsolidated companies (less than 20 percent ownership).

     The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value with unrealized gains or losses, net of tax included as a component of shareholders' equity in "accumulated other comprehensive income". The company uses the specific identification method to determine the cost base of financial investments related to sales or reclassifications from other comprehensive income to earnings.

DERIVATIVE FINANCIAL INSTRUMENTS

      Change in accounting policy - Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, which replaced existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. This statement, as amended, expands the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of this statement, as amended, the Company, in 2001, recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income.

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

INCOME TAXES

     Provision for income taxes has been determined using the asset and liability approach and consists of income taxes paid or payable plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

NEW ACCOUNTING STANDARDS

Business combinations

     In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the "uniting of interest method") is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company's results of operations and financial position in either 2002 or 2001.

Accounting for asset retirement obligations

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and does not expect the adoption to have a material effect on its results of operations and financial position.

Accounting for the impairment or disposal of long-lived assets

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company as required adopted this standard as of January 1, 2002. The adoption did not have an effect on the Company's 2002 results of operations and financial position.

Rescission of FASB Statements No. 4, 44, and 64, amendment of SFAS No. 13, and technical corrections

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements".

     The rescission of SFAS No. 4 and SFAS No. 64 eliminates the requirement to report material gains and losses from the extinguishment of debt as an extraordinary item in the statement of income that are not unusual or infrequent in nature. The rescission of SFAS No. 44 does not impact the Company. The Company is required to adopt the provisions of these rescissions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

     The amendment to SFAS No. 13 "Accounting for Leases" eliminated an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required to and has adopted these provisions for transactions occurring after May 15, 2002. There was no impact on the Company's results of operations and financial position upon adoption.

     Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is required to adopt these provisions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

Accounting for costs associated with exit or disposal activities

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" which addresses the accounting for restructuring and similar costs. This standard supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires that a liability associated with an exit activity that does not involve a newly acquired company in a business combination, or a disposal activity covered by SFAS No. 144, be recognized when the liability is incurred instead of recognizing the liability at the date of a company's commitment to an exit plan, as was required under EITF Issue No. 94-3. The statement establishes that the fair value of the liability is the objective for initial measurement of the liability and requires that the liability be updated for any changes in its fair value each reporting period. With respect to one-time employee termination costs, SFAS No. 148 changed the accounting in situations where the employee to be terminated is required to render service between the notification date of their termination and the date the employee will be terminated in order to receive any termination benefits. For these situations when the required post-notification service period extends beyond the minimum retention period required by local law, the fair value liability will be amortized over the service period. The Company is required to adopt this new standard for any exit or disposal activities that are initiated after December 31, 2002. The impact of the adoption of SFAS No. 146 on the Company's future financial position or results of operations will depend upon the timing of and facts underlying any future exit or disposal activities.

Accounting and disclosure for guarantees

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No.45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the adoption to have a material effect on the Company's financial position or results of operations. The disclosure requirements are required to and have been adopted by the Company as of December 31, 2002 (see Note 22).

Stock based compensation

     Effective January 1, 2003, the Company will adopt the fair value method of accounting for stock option plans as defined in SFAS No. 123 "Accounting for Stock-Based Compensation." As a consequence, future employee stock option grants and other stock based compensation plans will be recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. The FASB has issued, in December 2002, SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123" that allows companies adopting the fair value method permitted under SFAS No. 123 to choose from three alternative transition methods. The Company has elected to adopt the modified prospective method that recognizes stock based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The ultimate impact on the future years' results of operations and financial position will depend upon the level of stock based compensation granted in future years. Assuming no additional stock based compensation grants are made in 2003 and no additional forfeitures of outstanding unvested grants, the Company estimates the additional compensation expense associated with its current outstanding awards will be CHF 5 million in 2003, CHF 3 million after tax, and CHF 1 million in 2004, CHF 0.6 million after tax. SFAS No. 148 also amends certain annual disclosure provisions of SFAS No. 123. The Company has adopted these disclosure requirements in 2002, as permitted in accordance with the statement. SFAS No. 148 also requires the disclosure in interim financial statements the pro forma net income and earnings per share determined as if the Company had used the fair value method of accounting for its stock based compensation plans in accordance with the fair value method for all periods for which it has not been applied. Previously this pro forma disclosure was only required for annual financial statements. For the pro forma net income and earnings per share of the Company for 2002, 2001 and 2000 determined as if the Company had used the fair value method of accounting for its stock based compensation plans, see Note 18.

     In 2002 and prior years, the Company has applied the disclosure-only provisions of SFAS No. 123 in accounting for its stock based compensation plans that permitted the application of the intrinsic value method, as defined in Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Under APB Opinion No. 25, the Company recognized no compensation expense related to certain stock based compensation plans, as certain stock options have been granted at a price equal to the market price on the day of the grant and the discount offered under its employee share ownership plan was at a discount rate permitted without requiring compensation costs to be recorded.

RECLASSIFICATIONS

     In accordance with the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002, the Company was required to present goodwill as a separate line item on the Consolidated Balance Sheet. Previously the Company had presented goodwill and other intangible assets together on a single line on the Consolidated Balance Sheet. In addition, certain reclassifications were made to separately report amortization of goodwill and amortization of other intangible assets in the Consolidated Statements of Income. The amounts reported for 2001 and 2000 have been reclassified to conform to the 2002 presentation.

     Beginning in 2002, minority interest is no longer reported as a component of "financial expense, net" and is reported separately on the Consolidated Statements of Income. On the Consolidated Balance Sheets, minority interest is no longer classified with liabilities, but rather presented as a separate line after total liabilities and before shareholders' equity. Reclassifications have been made to the 2001 Consolidated Balance Sheet and the 2001 and 2000 Consolidated Statements of Income to conform to the 2002 presentations.

     Certain other reclassifications to the 2001 and 2000 financial statements and related footnote amounts have been made to conform with the 2002 presentation.


2.  EXCHANGE RATES OF PRINCIPAL CURRENCIES

---------------------------------------------------------------------------------------------------------------
                                            STATEMENT OF INCOME AVERAGE RATES     BALANCE SHEET YEAR-END RATES
                                          ------------------------------------  -------------------------------
                                                2002        2001         2000              2002           2001
------------------------------------------------------------------------------  -------------------------------
     1 U.S. dollar            (USD)             1.56        1.68         1.69              1.43           1.63
     1 British pound          (GBP)             2.34        2.43         2.56              2.28           2.37
     1 Euro(1)                (EUR)             1.47        1.51         1.56              1.46           1.47
   100 German marks(1)        (DEM)                -           -        79.62                 -              -
   100 French francs(1)       (FRF)                -           -        23.74                 -              -
  1000 Italian lira(1)        (ITL)                -           -         0.80                 -              -
   100 Japanese yen           (JPY)             1.24        1.39         1.57              1.18           1.28
-------------------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2001 the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

3.  ACQUISITIONS AND DIVESTITURES
------------------------------------------------------------------------------

MINOR ACQUISITIONS AND DIVESTITURES

     In May 2002, the Company purchased Melapur B.V. ("Melapur") from DSM N.V. for a total purchase price of approximately CHF 22 million (euro 15 million). Melapur is a provider of halogen-free melamine-based flame retardants. If the Melapur business reaches certain sales milestones over the next three years, additional purchase consideration of up to CHF 5 million (euro 3.5 million) will be paid to DSM N.V. The resulting other intangible assets are being amortized over a weighted average of 12 years. The results of operations for Melapur have been included in the Company's statement of income from the date of acquisition. The business acquired will expand the range of flame retardants of the Plastic Additives Segment.

     In June 2001, the Company completed the acquisition of EFKA Additives B.V. ("EFKA"), a manufacturer of additives for the coatings and inks industries, for a total purchase price of approximately CHF 65 million. The acquisition was accounted for under the purchase method of accounting with the resulting intangibles being amortized over a weighted average of 11 years. The results of operations for EFKA have been included in the Company's statement of income from the date of acquisition. The business acquired will expand the service element and the high added value products for the Coating Effects Segment.

     In March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG for net proceeds of CHF 62 million. The net proceeds received approximated the carrying value of the investment at the date of sale.

     In December 2000, the Company sold 14 525 000 shares of its investment in its equity affiliate Hexcel Corporation, representing approximately 81 percent of its 49.3 percent investment for CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. The sale resulted in a pre-tax gain of approximately CHF 71 million or CHF 50 million after tax. (See Notes 9 and 12).

     In November 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). The resulting intangibles are being amortized over 12 years. This acquisition complements and expands the Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

     In March 2000, the Company completed the purchase of Prochimica s.r.l., the Company's key photoinitiator supplier of its Coating Effects Segment. The Company paid CHF 85 million and accounted for the acquisition under the purchase method of accounting with the resulting goodwill being amortized over 10 years, up to December 31, 2001, after then goodwill is no longer amortized (see
Note 1).

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

     The results of the Performance Polymers business, which represents substantially all of the operations of the Performance Polymers division, have been reported as discontinued operations in the Consolidated Financial Statements and Notes in 2000. The results of the Performance Polymers include revenues and expenses that are directly associated with the Performance Polymers business, but do not include an allocation of the Company's interest expense or unallocated corporate general and administrative expenses.

     Summarized financial information of the discontinued Performance Polymers business is presented in the following table:

-----------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                                          2000(1)
-----------------------------------------------------------------------------------------
NET SALES                                                                         774
-----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                   57
Provision for income taxes                                                         21
Minority interest                                                                   1
-----------------------------------------------------------------------------------------
INCOME FROM OPERATIONS OF THE PERFORMANCE POLYMERS BUSINESS, NET OF TAX            37
-----------------------------------------------------------------------------------------
Loss on sale of net assets of Performance Polymers business, net of tax(2)         (3)
-----------------------------------------------------------------------------------------
GAIN ON SALE OF DISCONTINUED OPERATIONS, NET OF TAX                                34
-----------------------------------------------------------------------------------------

(1) The 2000 income statement data reflects the Performance Polymers operating results through to May 31, 2000.

(2) The loss on sale includes transaction related taxes of approximately CHF 160 million and costs associated with selling the business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

4.  ACCOUNTS RECEIVABLE                                                                      2002          2001
----------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                         1 110         1 186
Allowance for doubtful accounts                                                               (96)         (120)
----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       1 014         1 066
----------------------------------------------------------------------------------------------------------------

The allowance for doubtful accounts decreased by CHF 24 million in 2002 compared to 2001. This decrease includes a CHF 23 million reclassification to accrued liabilities for provisions that did not relate to accounts receivable (see Note 23).


5.  INVENTORIES                                                                              2002          2001
----------------------------------------------------------------------------------------------------------------
Raw materials                                                                                 180           180
Work in process and finished goods                                                          1 324         1 412
Allowance for obsolete and slow moving inventory                                              (58)          (66)
----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       1 446         1 526
----------------------------------------------------------------------------------------------------------------

6.   PROPERTY, PLANT AND EQUIPMENT
-----------------------------------------------------------------------------------------------------------------
                                                                       MACHINERY
                                                                             AND  CONSTRUCTION
                                                   LAND   BUILDINGS    EQUIPMENT  IN PROGRESS    TOTAL     TOTAL
                                                   2002        2002         2002         2002     2002      2001
-----------------------------------------------------------------------------------------------------------------
Cost at January 1,                                  123       1 923        5 842          154    8 042     8 098
Additions                                             0           1           65          184      250       259
Retirements/disposals                                (1)         (4)         (92)          (4)    (101)     (146)
Changes in consolidation scope                        0           0            1            0        1        44
Currency adjustments                                 (7)       (104)        (348)          (7)    (466)     (211)
Other                                                (1)         28          117         (170)     (26)       (2)
-----------------------------------------------------------------------------------------------------------------
COST AT DECEMBER 31,                                114       1 844        5 585          157    7 700     8 042
-----------------------------------------------------------------------------------------------------------------

Accumulated depreciation at January 1,                         (893)      (3 584)               (4 447)   (4 311)
Depreciation                                                    (55)        (297)                 (352)     (377)
Accumulated depreciation on
   retirements/disposals                                          3           75                    78       109
Changes in consolidation scope                                    0            0                     0         0
Currency adjustments                                             38          196                   234       111
Other                                                             0           13                    13        (9)
-----------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION AT DECEMBER 31,                       (907)      (3 597)               (4 504)    (4 477)
-----------------------------------------------------------------------------------------------------------------
NET BOOK VALUE AT DECEMBER 31,                      114         937        1 988          157    3 196     3 565
-----------------------------------------------------------------------------------------------------------------

The insurance value of the property, plant and equipment was approximately CHF 10 325 million at December 31, 2002 and CHF 10 804 million at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


7.  GOODWILL
--------------------------------------------------------------------------------------------------------------

Changes in the carrying amount of goodwill by Segment from December 31, 2001 to December 31, 2002 were as follows:
                                        DECEMBER 31,                DECEMBER 31,  FOREIGN CURRENCY
                                               2001   RECLASS TO          2001         TRANSLATION       OTHER    DECEMBER 31,
                                        AS REPORTED     SEGMENTS   RECLASSIFIED        ADJUSTMENTS     CHANGES(1)        2002
------------------------------------------------------------------------------------------------------------------------------

Plastic Additives                                20            0             20                 (3)          4             21
Coating Effects                                  70          128            198                 (9)          0            189
Water & Paper Treatment                           7          984            991                (34)         15            972
Textile Effects                                   0          166            166                 (6)          0            160
Home & Personal Care                              1           41             42                 (2)          0             40
Corporate                                     1 319       (1 319)             0                  0           0              0
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         1 417            0          1 417                (54)         19          1 382
------------------------------------------------------------------------------------------------------------------------------

(1) Other changes represents a reclassification from other intangible assets and minor acquisitions.

8.  OTHER INTANGIBLE ASSETS
--------------------------------------------------------------------------------------------------------------

Other intangible assets by major class consist of the following:

                                                              GROSS                                         NET
                                                           CARRYING          ACCUMULATED               CARRYING
DECEMBER 31, 2002                                             VALUE         AMORTIZATION                  VALUE
-----------------------------------------------------------------------------------------------------------------
Developed technology and know-how                               763                 (125)                    638
Patents                                                          37                   (6)                     31
Trademarks and tradenames                                         3                    0                       3
Minimum pension liability - intangible asset                     19                    -                      19
Other                                                             4                  ( 1)                      3
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                           826                 (132)                    694
-----------------------------------------------------------------------------------------------------------------

                                                              GROSS                                         NET
                                                           CARRYING          ACCUMULATED               CARRYING
DECEMBER 31, 2001                                             VALUE         AMORTIZATION                  VALUE
-----------------------------------------------------------------------------------------------------------------
Developed technology and know-how                               774                 (103)                    671
Patents                                                          36                   (3)                     33
Trademarks and tradenames                                         2                    0                       2
Minimum pension liability - intangible asset                     22                    -                      22
Other                                                             2                    0                       2
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                           836                 (106)                    730
-----------------------------------------------------------------------------------------------------------------

For 2002, amortization of other intangible assets amounted to CHF 33 million (2001: CHF 31 million and 2000: CHF 30 million). Based on the other intangible assets values at December 31, 2002, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2003: CHF 33 million, 2004: CHF 32 million, 2005: CHF 32 million, 2006: CHF 32 million, 2007: CHF 31 million, 2008 and thereafter CHF 515 million.


9.  FINANCIAL INVESTMENTS AND INSTRUMENTS
------------------------------------------------------------------------------
FAIR VALUE OF FINANCIAL INVESTMENTS AND INSTRUMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. The book value and fair value of the Company's long-term debt is as follows.

----------------------------------------------------------------------------------------------------------------
                                                                2002                           2001
                                                    -----------------------------  -----------------------------
                                                        BOOK VALUE    FAIR VALUE       BOOK VALUE    FAIR VALUE
----------------------------------------------------------------------------------------------------------------
Long-term debt, including current portion                    3 542         3 601            3 680         3 675
----------------------------------------------------------------------------------------------------------------

     The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Investments in unconsolidated companies are reported at fair value with the unrealized gains and losses reported in accumulated other comprehensive income. For investments in equity affiliates, there are no quoted market prices available.

FINANCIAL INVESTMENTS
----------------------------------------------------------------------------------------------------------------
                                                                                             2002          2001
----------------------------------------------------------------------------------------------------------------
Investments in equity affiliates                                                              147           157
Investments in unconsolidated companies                                                        25            36
----------------------------------------------------------------------------------------------------------------
TOTAL FINANCIAL INVESTMENTS                                                                   172           193
----------------------------------------------------------------------------------------------------------------

     At December 31, 2002, the cumulative unrealized gain/(loss), before tax on investments in unconsolidated companies, which is recorded in accumulated other comprehensive income, was CHF 0 million and at December 31, 2001, was an unrealized loss of CHF 37 million (December, 31, 2000: CHF 0 million). The unrealized losses were the result of market weakness in the industry segments in which these companies participate. In management's opinion, this situation in 2001 was temporary.

     In 2002, the decline in the market values below the Company's cost basis in its financial investments in unconsolidated companies, primarily the Company's investment in Hexcel Corporation, was in management's opinion no longer deemed to be temporary. As a result, a loss was realized in the Consolidated Statement of Income of CHF 38 million (CHF 23 million, net of tax).

     The most significant of the Company's investments in equity affiliates are CIMO Compagnie Industrielle de Monthey SA (50 percent) and Daihan Swiss Chemical Corp. (50 percent), both of which have maintained the same level of investment in 2002, 2001 and 2000. In March 2001, the Company sold its 50 percent investment in TFL Ledertechnik GmbH & Co. KG (see Note 3). Effective January 1, 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd increasing its holdings from 50 percent to 60 percent.

     In December 2000, the Company sold the majority of its investment in Hexcel Corporation reducing its ownership interest from 49.3 percent to approximately
9.5 percent (see Note 3 and 12). As a result, as of December 31, 2000 the investment is accounted for as an available-for-sale security reported in investments in unconsolidated companies.

      The following table presents summarized financial information on a 100 percent basis for the companies accounted for as investments in equity affiliates as of December 31, 2002, 2001 and 2000.

---------------------------------------------------------------------------------------------------------------
                                                                                        2000
                                                                      -----------------------------------------
                                              2002            2001            TOTAL      HEXCEL (1)      OTHER
---------------------------------------------------------------------------------------------------------------
Sales                                          152             213            2 469        1 791           678
Income before taxes                             21              16              207          141            66
Net income                                      16              11              141           97            44
---------------------------------------------------------------------------------------------------------------
Total assets                                   136             161              937            0           937
Shareholders' equity                           280             293              538            0           538
---------------------------------------------------------------------------------------------------------------

(1) The figures for the year 2000 for Hexcel have been shown separately due to its size.

     The income from earnings of equity affiliates of CHF 6 million (CHF 8 million in 2001 and CHF 113 million in 2000) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 2 million (CHF 3 million in 2001 and CHF 32 million in 2000) is included in the Company's provision for income taxes.

     The investment in Hexcel was recorded using a one quarter time lag. In 2000, the Company recognized CHF 66 million as its share of Hexcel's income, included in the line Income from earnings of equity affiliates, and a provision for income taxes of CHF 22 million as its share of the related Hexcel income taxes in the line provision for income taxes in the accompanying Consolidated Statements of Income. Included in Hexcel's 2000 income from earnings of equity affiliates is CHF 57 million, representing the Company's share of the gain recognized by Hexcel on the sale of its Bellingham Aircraft business. The associated taxes recognized by Hexcel on this gain, of CHF 18 million, are included in the line provision for income taxes in the accompanying Consolidated Statements of Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


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

Interest rate risk management

      The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt, using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix which is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

     Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company's fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company's variable-rate long-term debt are recorded as cash flow hedges.

Information with respect to fair value hedges

      In 2002, the Company recorded a net gain of CHF 1 million (2001: a net gain of CHF 6 million) for hedging ineffectiveness in "Other financial expense, net" in the Consolidated Statements of Income.

Information with respect to cash flow hedges

     The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company's forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2002 and in 2001. At December 31, 2002, the Company had open forward contracts with maturity dates ranging from January 2003 to September 2003.

     At December 31, 2002, the fair value of open natural gas forward contracts was an unrealized gain of CHF 1.7 million, before taxes (2001: CHF 0 million) recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2002, both realized gains and losses recorded in cost of goods sold and hedge ineffectiveness were not significant.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


accounting hedge, the gain or loss was deferred and recorded as an adjustment to financial income/expense over the remaining term of the underlying financial instrument.

     All derivative financial instruments were valued based upon quoted market prices or market prices for instruments with similar terms and maturities.

10.   OTHER ASSETS                                                              2002          2001
---------------------------------------------------------------------------------------------------

Prepaid pension costs                                                            699           640
Deferred taxes                                                                   183           168
Loans to third parties and equity affiliates                                      86            80
Other                                                                             66            98
---------------------------------------------------------------------------------------------------
TOTAL                                                                          1 034           986
---------------------------------------------------------------------------------------------------

11. ACCRUALS AND OTHER CURRENT LIABILITIES                                      2002          2001
---------------------------------------------------------------------------------------------------
Payroll and employee benefits                                                    208           166
Environmental remediation and compliance                                          33            31
Restructuring                                                                    141           180
Retirement and postemployment benefits                                            27            33
Deferred income taxes                                                             84           115
Other                                                                            449           565
---------------------------------------------------------------------------------------------------
TOTAL                                                                            942         1 090
---------------------------------------------------------------------------------------------------

     Restructuring includes CHF 141 million (2001: CHF 168 million) for accrued separation costs related to the divestment of the Performance Polymers business (see Note 3). The change in the accrued separation costs and transaction taxes for the Performance Polymers business reflects amounts utilized and currency adjustments. In 2001, restructuring also included CHF 12 million for prior years' restructuring programs (see Note 12).


12. RESTRUCTURING AND SPECIAL CHARGES
------------------------------------------------------------------------------

PRIOR YEAR PROGRAMS

     The restructuring accrual at January 1, 2002 relates to the 2000 restructuring projects, announced in the second half of 2000. These programs comprised primarily the restructuring of certain operations of the Water & Paper Treatment segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 full-time equivalents ("FTEs") in the United States and Southern Europe, principally in the administration, sales and marketing functions and, in addition, the manufacturing functions in the United States. The terminations and costs related to these restructuring programs were completed during 2002.

     In 2001, the Company implemented a program ("Fit For Growth!") that aligned the Company's operational activities with its customers' industries. This new structure was designed to bring the Company's businesses closer to its customers and allows for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company's existing technological core competencies and to identify new technology platforms for future growth. The "Fit for Growth!" program was also designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

     In 2001, under the "Fit For Growth!" program, the Company eliminated 262 full-time equivalents ("FTEs") under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

     In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes restructuring expenses of CHF 52 million related to the 2000 restructuring program discussed above. These restructuring expenses were offset by a CHF 71 million gain on the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation at USD 11.00 per share, which represented approximately 81 percent of the Company's holdings (see Notes 3 and 9). Also included is a special charges expense of CHF 21 million which relates to an impairment loss on certain equity investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     The costs and activity associated with the prior year restructuring programs are summarized below:

----------------------------------------------------------------------------------------------------------------
                                                                          SEVERANCE         OTHER
2002                                                                          COSTS         COSTS         TOTAL
----------------------------------------------------------------------------------------------------------------
January 1,                                                                        5             7            12
Amounts utilized(1)                                                              (5)           (7)          (12)
----------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                      0             0             0
----------------------------------------------------------------------------------------------------------------

(1)  Includes currency adjustments.


----------------------------------------------------------------------------------------------------------------
                                                                          SEVERANCE         OTHER
2001                                                                          COSTS         COSTS         TOTAL
----------------------------------------------------------------------------------------------------------------
January 1,                                                                       30            22            52
Amounts utilized(1)                                                             (25)          (15)          (40)
----------------------------------------------------------------------------------------------------------------
December 31,                                                                      5             7            12
----------------------------------------------------------------------------------------------------------------

(1) Includes currency adjustments and a release of excess reserves of CHF 8 million.


----------------------------------------------------------------------------------------------------------------
                                                                          SEVERANCE         OTHER
2000                                                                          COSTS         COSTS         TOTAL
----------------------------------------------------------------------------------------------------------------
January 1,                                                                       35             9            44
Restructuring expense                                                            30            22            52
Amounts utilized(1)                                                             (35)           (9)          (44)
----------------------------------------------------------------------------------------------------------------
December 31,                                                                     30            22            52
----------------------------------------------------------------------------------------------------------------

(1)  Includes currency adjustments.


13. SHORT-TERM DEBT                                                                          2002          2001
----------------------------------------------------------------------------------------------------------------
Bank overdrafts                                                                                38            31
Loans                                                                                         102           122
Commercial paper                                                                                5             4
Other                                                                                         153           157
Current portion of long-term debt                                                           1 198             2
----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       1 496           316
----------------------------------------------------------------------------------------------------------------

     The Company's principal commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2001 and 2002, no amounts were outstanding. The programs were secured by a USD 50 million standby credit facility through December 31, 2002, when the standby letter of credit expired.

     The Company maintained a multicurrency revolving loan facility. The facility expired on July 11, 2002. At December 31, 2001, the available commitments under this facility were CHF 400 million, all of which were unused. A commitment fee of 0.10% per annum was paid on the average unused facility. The facility bore interest at London Interbank Offered Rate (LIBOR) plus 21.5 basis points.

     The weighted average interest rate for short-term debt (excluding current portion of long-term debt) calculated at December 31, 2002 was 4.9 percent and at December 31, 2001 was 6.3 percent. Unused short-term credit lines totaled approximately CHF 753 million at December 31, 2002 and CHF 1 040 million at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)



14. LONG-TERM DEBT                                                                           2002          2001
----------------------------------------------------------------------------------------------------------------
Bonds and Euro Medium-Term Notes                                                            2 583         2 585
Convertible bonds                                                                             889         1 005
Amounts owed to credit institutions                                                             5            11
Other long-term debt                                                                           65            79
----------------------------------------------------------------------------------------------------------------
Total                                                                                       3 542         3 680
Less: current portion of long-term debt                                                     1 198             2
----------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                                        2 344         3 678
----------------------------------------------------------------------------------------------------------------

BONDS AND EURO MEDIUM-TERM NOTES                                                             2002          2001
----------------------------------------------------------------------------------------------------------------
CHF     1000  3.25% Straight Bonds, principal due 2008                                      1 065           982
CHF      300  3.25% Straight Bonds, principal due 2009                                        303           303
USD      178  U.S. pollution control and industrial development bonds, principal
              due between 2008 and 2028 (weighted average interest rate of 3.03 %)            256           291
----------------------------------------------------------------------------------------------------------------
TOTAL BONDS                                                                                 1 624         1 576
----------------------------------------------------------------------------------------------------------------
USD      175  6.125% Euro Medium-Term Note, principal due 2003                                247           277
EUR    114(1) 4.875% Euro Medium-Term Note, principal due 2005                                168           169
GBP      243  6.50% Euro Medium-Term Note, principal due 2013                                 544           563
----------------------------------------------------------------------------------------------------------------
TOTAL EURO MEDIUM-TERM NOTES                                                                  959         1 009
----------------------------------------------------------------------------------------------------------------
TOTAL BONDS AND EURO MEDIUM-TERM NOTES                                                      2 583         2 585
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

     In July 1998, the Company issued USD 687 million unsecured, unsubordinated convertible bonds, due 2003, with a 1.25% fixed interest rate. The bonds are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share, the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds. The Company had 3 461 399 shares of treasury stock reserved for the potential conversion in 2001, and none in 2002.

     In June 1998, the Company issued a USD 300 million Euro Medium-Term Note (reduced to USD 175 million in 2000) with a 6.125% U.S. dollar fixed interest rate. In connection with this Note, the Company entered into certain interest and principal currency swaps in 1998, all of which were canceled in 2000.

     The annual maturities of long-term debt outstanding at December 31, 2002 are as follows: 2003 CHF 1 208 million; 2004 CHF 1 million; 2005 CHF 168 million; 2006 CHF 1 million; 2007 CHF 1 million; 2008 and thereafter CHF 2 113 million.

15. INCOME TAXES
----------------------------------------------------------------------------------------------------------------

      Income from continuing operations before income taxes and minority interest consists of the following:
----------------------------------------------------------------------------------------------------------------
                                                                               2002          2001          2000
----------------------------------------------------------------------------------------------------------------
Switzerland                                                                     258           319           405
Foreign                                                                         315           249           248
----------------------------------------------------------------------------------------------------------------
TOTAL INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND
MINORITY INTEREST                                                               573           568           653
----------------------------------------------------------------------------------------------------------------

      The provision for income taxes in 2002, 2001 and 2000 from continuing operations consists of the following:
---------------------------------------------------------------------------------------------------------------
                                                                               2002          2001          2000
----------------------------------------------------------------------------------------------------------------
Switzerland                                                                      62            34            33
Foreign                                                                          42            57            16
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT PROVISION                                                         104            91            49
----------------------------------------------------------------------------------------------------------------
Switzerland                                                                       3            35            26
Foreign                                                                          45            49           121
----------------------------------------------------------------------------------------------------------------
DEFERRED PROVISION                                                               48            84           147
----------------------------------------------------------------------------------------------------------------
SHARE OF TAXES FROM EARNINGS OF EQUITY AFFILIATES.                                2             3            32
----------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR INCOME TAXES                                                154           178           228
----------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     The Company is incorporated in Switzerland but operates in numerous countries with differing tax laws and rates. The income before income taxes and provision for income taxes are generated primarily outside of Switzerland. Therefore, the weighted average expected tax rate (computed by multiplying the statutory rate applicable to each local subsidiary's income or loss) may vary between periods reflecting the income or losses generated in each country. The main factors causing the effective tax rate to differ from the expected tax rate are:

----------------------------------------------------------------------------------------------------------------
                                                                               2002          2001          2000
                                                                                  %             %             %
----------------------------------------------------------------------------------------------------------------

Expected tax rate                                                                30            30            30
Non-deductible items                                                              2             7            14
Tax free income                                                                  (2)           (2)           (1)
Income taxed at reduced rates                                                    (3)           (3)            0
Changes in valuation allowance                                                    0             1           (11)
Other                                                                             0            (1)            3
----------------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                                               27            32            35
----------------------------------------------------------------------------------------------------------------

     "Non-deductible items" includes the tax effect of amortization of other intangible assets in 2002 and in 2001 and 2000 additionally the effect of amortization of goodwill. In 2000, also included is the tax effect of the impairment loss on certain of the Company's equity investments (see Note 12) and the effect of certain taxable income in one of the Company's subsidiaries that was not recognized for financial accounting purposes.

     In 2002, "Other" includes approximately 4 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in certain of the Company's subsidiaries that were not recognized for financial reporting purposes.

     In 2001, "Other" includes approximately 3 percent for the effect of a tax payment in Italy (the "Imposta Sostitutiva") that permitted the future tax deductibility of Prochimica s.r.l.'s goodwill amortization, 3 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in one of the Company's subsidiaries that was not recognized for financial reporting purposes. In 2000, "Other " includes approximately 2 percent, reflecting the effect of the reduction in the German statutory tax rates on the year-end 2000 net deferred tax asset balances of the Company's German subsidiaries.

     In 2001, the change in valuation allowance is primarily the result of not recognizing the full benefit from loss carryforwards in certain tax jurisdictions as their realization was not certain. In 2000 the change in valuation allowance is primarily the result of the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as realization was uncertain at the time of their origination.

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2002 and 2001, were as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                            2002         2001
--------------------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS
Pensions and other employee compensation                                                     120          104
Inventory                                                                                     32           44
Restructuring and special charges                                                             26           22
Environmental reserves                                                                       186          241
Tax loss carryforwards                                                                       181          170
Other                                                                                         34           45
--------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                                    579          626
Valuation allowance                                                                         (131)        (146)
--------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                                                      448          480
--------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
Property, plant and equipment                                                               (398)        (429)
Other                                                                                       (193)        (186)
--------------------------------------------------------------------------------------------------------------
GROSS DEFERRED TAX LIABILITIES                                                              (591)        (615)
--------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES                                                                (143)        (135)
--------------------------------------------------------------------------------------------------------------

INCLUDED IN
Prepaid and other current assets                                                             144          191
Other assets                                                                                 183          168
Accruals and other current liabilities                                                       (84)        (115)
Deferred income taxes                                                                       (386)        (379)
--------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES                                                                (143)        (135)
--------------------------------------------------------------------------------------------------------------

     In management's opinion the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company's operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 500 million, of which CHF 71 million will expire in the next five years and CHF 325 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2002, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 340 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings as it is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to Switzerland.

16. OTHER LIABILITIES                                                                        2002          2001
----------------------------------------------------------------------------------------------------------------

Environmental remediation and compliance                                                      581           717
Retirement and postemployment benefits                                                        679           625
Other                                                                                         277           346
----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       1 537         1 688
----------------------------------------------------------------------------------------------------------------

The environmental remediation and compliance accrual, including the current portion, decreased by CHF 134 million as a result of a CHF 82 million usage of the accrual in 2002 (see Note 22) and a CHF 52 million reduction related to currency effects.

17. SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

     On April 20, 1998 the Company's shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 9 per share (2001 and 2000: 10 CHF per share). While 2 million shares are reserved for employee stock option plans, 4 million are primarily reserved for an issuance under future convertible bonds and similar debt instruments. After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may also be issued until March 22, 2004 without any restriction.

     According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. Within this limit, the Company intends to acquire up to 5 percent of its shares to cover future demands under its various stock based compensation plans (see Note 18).

     At the Company's Annual General Meeting held on March 22, 2002, the shareholders voted in favor of the proposal made by the Board of Directors to pay to the Company's shareholders a dividend of CHF 2 per share, based on 2001 results and a capital reduction of CHF 1 per share. The capital reduction payment was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which totaled CHF 134 million (2001: CHF 132 million paid on March 28, 2001, based on 2000 results and 2000 CHF 133 million paid on April 18, 2000, based on 1999 results). The capital reduction was paid on June 28, 2002, which totaled CHF 69 million.

     The Company sold 4 970 437 shares in 2002 (1 929 453 shares in 2001 and 4 862 shares in 2000) of treasury stock at market prices. In addition, in 2002, the Company purchased 2 174 577 shares of treasury stock (2001: 1 855 966 shares of treasury stock and 391 177 in 2000) at market prices. At December 31, 2002, the Company held 3 192 087 of treasury shares (2001: 5 987 947 treasury shares).

     The Company designated a total of 1 978 567 shares in 2002 (5 278 224 shares in 2001 and 5 485 963 shares in 2000) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and in 2001 also for the potential share issuance under its outstanding convertible bonds (see Notes 14 and 18). The remaining 1 213 520 shares in 2002 (709 723 shares in 2001 and 575 471 shares in
2000) of treasury stock have been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive income are as follows:

----------------------------------------------------------------------------------------------------------------
                                                                                             2002         2001
----------------------------------------------------------------------------------------------------------------

Currency translation adjustment                                                              (285)         (199)
Unrealized loss on cash flow hedges, net of tax                                                 1             0
Unrealized gains/(losses) on available-for-sale securities, net of tax                          0           (23)
Minimum pension liability, net of tax                                                         (77)          (19)
Other, net of tax                                                                               1             1
----------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                                                       (360)         (240)
----------------------------------------------------------------------------------------------------------------

     The deferred tax effect on the unrealized gains/(losses) on available-for-sale securities is a benefit of CHF 0 million in 2002 (2001: CHF 14 million) and on cash flow hedges an expense of CHF 0.7 million (2001: CHF 0 million). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 49 million in 2002 (2001: CHF 12 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


18. STOCK BASED COMPENSATION PLANS
-------------------------------------------------------------------------------

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation," and applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Descriptions of the terms of the Company's plans are presented in the following paragraphs.

     In 2002, in connection with the capital reduction of CHF 1 per share (see note 17), the Company, in accordance with the terms of its stock option plans, reduced the exercise price of its outstanding stock options ("the capital reduction repricing"). No compensation expense was recorded as a result of the capital reduction repricing. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing was set by the investment bank. All exercise prices disclosed herein have been accordingly adjusted.

     LEAP - In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the shares at the grant date (after the capital reduction repricing CHF
108.70 per share). The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares were released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As of December 31, 2002 a total of 50 468 share options have been exercised. As a result of terminations from the program, a total of 60 318 options (2001: 58 502 options; 2000: 55 776 options) have been returned to the Company.

     The Company paid a fee of CHF 51 million to a major investment bank to assume the Company's obligations to the participants under the LEAP, including supplying all necessary equivalent shares of the Company's stock to the participants of the LEAP when they are due and for administering the plan. Even if the cost of supplying the shares exceeds the fee paid by the Company of CHF 51 million, the investment bank will supply all necessary shares and the Company will not be required to issue any additional shares. Therefore, independent of the prevailing future share price, the total cost of the LEAP program to the Company will be the CHF 51 million fee that was paid. Compensation expense was recognized as this fee was amortized ratably over the three year vesting period through March 1, 2000.

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

     LTIP - In 1998, the Company established a Long-Term Incentive Plan which grants options and, beginning in 2000, also include grants of restricted shares of common stock of the Company to senior management, other key employees and non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2002, 2001 and 2000, no compensation expense was recorded for the options issued under this plan.

     The following table summarizes option activity under the LTIP during 2002, 2001 and 2000:

----------------------------------------------------------------------------------------------------------------
                                                                                   WEIGHTED
                                                                                    AVERAGE         OPTIONS
                                                                                EXERCISE PRICE    OUTSTANDING
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                                                            132.57          857 908
Options granted                                                                         107.23          461 210
Options canceled/forfeited                                                              117.21          (19 218)
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                                                            123.81        1 299 900
----------------------------------------------------------------------------------------------------------------
Options granted                                                                         111.07          461 444
Options issued on conversion of stock appreciation rights                               163.70           60 799
Options canceled/forfeited                                                              114.61          (43 694)
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                                                            122.09        1 778 449
----------------------------------------------------------------------------------------------------------------
Options granted                                                                         111.09          481 401
Options exercised                                                                       110.90          (32 098)
Options canceled/forfeited                                                              113.41          (32 413)
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                                                            119.97        2 195 339
----------------------------------------------------------------------------------------------------------------


     In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165 which equaled the market value of the common stock at grant date, adjusted to CHF 163.70 after the capital reduction repricing. These rights entitle the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. In March 2001, the remaining 60 799 stock appreciation rights under this plan were, according to the provisions of the plan, converted to stock options with an exercise price of CHF 163.70. In 2001 and 2000, no compensation expense was recognized on the stock appreciation rights.

     The following table summarizes the status of stock options outstanding and exercisable at December 31, 2002:

----------------------------------------------------------------------------------------------------------------
                                           STOCK OPTIONS OUTSTANDING             STOCK OPTIONS EXERCISABLE
                                       -----------------------------------   -----------------------------------


                    WEIGHTED AVERAGE                      WEIGHTED AVERAGE                     WEIGHTED AVERAGE
                      EXERCISE PRICE          NUMBER OF          REMAINING         NUMBER OF          REMAINING
    EXERCISE PRICE    - OUTSTANDING/        OUTSTANDING   CONTRACTUAL LIFE       OUTSTANDING   CONTRACTUAL LIFE
             RANGE       EXERCISABLE            OPTIONS         (IN YEARS)           OPTIONS         (IN YEARS)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   107.09 - 114.09     110.20/111.12          1 802 321              4.3             636 234               4.1
            163.70     163.70/163.70            393 018              1.6             393 018               1.6
----------------------------------------------------------------------------------------------------------------
                                              2 195 339                            1 029 252
----------------------------------------------------------------------------------------------------------------

     In connection with the LTIP 2000, the Company granted 33 288 restricted shares of common stock, which are restricted for three years from the date of grant, to 376 participants. The market value of the common stock at date of grant was CHF 108 per share. Compensation expense of approximately CHF 4 million has been recognized in 2000 related to the grant of these shares.

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

     In connection with the LTIP 2002, the Company granted 85 128 restricted shares of common stock, which are restricted for three years from the date of grant, to 683 participants. The market value of the common stock at date of grant was CHF 112 per share. Compensation expense of approximately CHF 10 million has been recognized in 2002 related to the grant of these shares.

     LEXIP - In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase 6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price equals to the market value of the shares of common stock at the date of the grant of CHF 183, adjusted to CHF 181.70 after the capital reduction repricing. These options vest after four years and expire after seven years from date of grant. As of December 31, 2002, 12 560 of the stock options have been forfeited. In 2002, 2001 and 2000, no compensation expense was recorded under this plan.

     ESOP - In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares, pursuant to the Company's "Employee Share Ownership Plan". During 2002, 1 660 employees (2001: 2 279 employees; 2000: 2 836 employees) purchased 29'499 shares (2001: 40 069 shares; 2000: 50 099 shares) for which approximately CHF 3 million (2001: CHF 4 million; 2000: CHF 5 million) was paid to the Company. In 2002, 2001 and 2000, no compensation expense was recorded under this plan.

     MAB - In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 20 shares (beginning in 2003, 25 shares) of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees' retirement or termination. The following table summarizes rights activity under the MAB during 2002, 2001 and 2000:

----------------------------------------------------------------------------------------------------------------
                                                                                                         RIGHTS
                                                                                  EXERCISE PRICE    OUTSTANDING
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                                                                  15        188 640
Rights granted                                                                                15         83 260
Rights exercised                                                                              15        (39 140)
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                                                                  15        232 760
----------------------------------------------------------------------------------------------------------------
Rights granted                                                                                15         86 240
Rights exercised                                                                              15        (16 260)
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                                                                  15        302 740
----------------------------------------------------------------------------------------------------------------
Rights granted                                                                                15         86 040
Rights exercised                                                                              15        (18 500)
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                                                                  15        370 280
----------------------------------------------------------------------------------------------------------------

     Compensation expense is recorded in the year the rights are granted and, in 2002, CHF 8 million (2001: CHF 8 million; 2000: CHF 10 million) of compensation expense was recorded under this plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     PSP - In 2001, the Company established a Performance Share Plan (PSP) for selected senior and key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage;
(ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except if a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company's share price and the Company's TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 1 675 rights (2001: 1 250 rights) have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded under this plan in 2002 and 2001.

     CHANGE IN CONTROL AND RESERVE OF SHARES

     Upon a change in control of the Company (defined as 30 percent for LEAP, 33.33 percent other than 1998, which is 50 percent, for LTIP program, and 20 percent for PSP, such percentage, in each case, as being a percentage of total voting power. Additionally, for the PSP in a merger where the Company's shareholders retain less than 50 percent of total voting power or the Company's board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     At December 31, 2002, the Company had approximately 2.0 million shares (2001: 1.8 million shares; 2000: 1.7 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.


PRO FORMA DISCLOSURE

      The pro forma net income and earnings per share for 2002, 2001 and 2000 have been determined as if the Company had used the fair value method of accounting for its stock option based compensation plans in accordance with the provisions of SFAS No. 123. No pro forma compensation expense was recorded as a result of the capital reduction repricing. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2002, 2001 and 2000, based on the vesting or service period over which the awards are earned.

----------------------------------------------------------------------------------------------------------------
YEAR-ENDED DECEMBER 31,                                                          2002         2001         2000
----------------------------------------------------------------------------------------------------------------

Net income, as reported                                                           406          382          452
Add: Stock based employee compensation expense included in reported net
income, net of related tax effects                                                 18            8           25
Deduct: Stock based employee compensation expense determined as if the
fair value based method was used for all plans, net of related tax effects        (29)         (20)         (33)
----------------------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME                                                              395          370          444
----------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC AND DILUTED:
Basic and diluted - as reported                                                  5.92         5.76         6.81
Basic and diluted - pro forma                                                    5.76         5.57         6.69
----------------------------------------------------------------------------------------------------------------

     The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:
----------------------------------------------------------------------------------------------------------------
YEAR-ENDED DECEMBER 31,                                                          2002         2001         2000
----------------------------------------------------------------------------------------------------------------

Expected option lives in years                                                   6.07         7.04         7.36
Expected volatility in percentage                                               23.00        29.93        32.36
Risk-free interest rate in percentage                                            3.23         3.60         3.94
Expected dividend yield in percentage                                            1.81         1.80         1.85
Weighted average fair value in CHF                                              24.05        33.13        36.14
----------------------------------------------------------------------------------------------------------------

19. RETIREMENT BENEFITS
----------------------------------------------------------------------------------------------------------------

PENSION PLANS

     Employees receive and the Company funds pensions and retirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined benefit and defined contribution plans.

DEFINED CONTRIBUTION PLANS

     In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 16 million in 2002, CHF 19 million in 2001 and CHF 19 million in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


DEFINED BENEFIT PLANS

     Benefits are generally based on years of service, levels of compensation or stated amounts for each year of service.

     The components of net pension and postretirement expense for the Company-sponsored defined benefit plans were:


                                                          PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                     --------------------------    ----------------------------
                                                      2002      2001      2000         2002     2001      2000
---------------------------------------------------------------------------------------------------------------

MAJOR PLANS:
   Service cost                                         95        92       114            1        1          1
   Interest cost                                       182       185       162            5        5          5
   Expected return on plan assets                     (230)     (252)     (239)           0        0          0
   Amortization of prior service cost                    1         0        (3)          (1)      (1)        (1)
   Other (gains), losses and amortization, net         (26)      (38)      (36)          (2)       0         (3)
----------------------------------------------------------------------------------------------------------------
BENEFIT EXPENSE (INCOME) MAJOR PLANS                    22       (13)       (2)           3        5          2
Other plans                                              1         2         3            0        0          0
----------------------------------------------------------------------------------------------------------------
TOTAL BENEFIT EXPENSE (INCOME)(1)                       23       (11)        1            3        5          2
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

     For the Company's major plans, the following table provides a reconciliation of the changes in the benefit obligation, the changes in the fair value of assets, and the funded status of the plans as of December 31, 2002 and
2001:
----------------------------------------------------------------------------------------------------------------
                                                          PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                     --------------------------    -----------------------------
                                                                2002      2001                  2002       2001
                                                     --------------------------    -----------------------------
BENEFIT OBLIGATION, BEGINNING OF YEAR                          3 532     3 340                    67         66
   Service cost                                                   95        92                     1          1
   Interest cost                                                 182       185                     5          5
   Participant contributions                                      22        20                     2          2
   Actuarial (gain) loss                                        (114)       74                    12          1
   Plan amendments                                                 2         7                     0          0
   Benefits paid                                                (171)     (157)                   (9)        (7)
   Foreign currency translation                                 (102)      (65)                   (9)        (1)
   Other                                                         (3)        36                     1          0
----------------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION, END OF YEAR                                3 443     3 532                    70         67
----------------------------------------------------------------------------------------------------------------

PLAN ASSETS, BEGINNING OF YEAR                                 3 292     3 939                     0          0
   Actual return on plan assets                                 (384)     (505)                    0          0
   Employer contributions                                        104        60                     6          5
   Participant contributions                                      22        20                     2          2
   Benefits paid                                                (171)     (157)                   (9)        (7)
   Foreign currency translation                                  (77)      (53)                     0          0
   Other                                                           3       (12)                    1          0
----------------------------------------------------------------------------------------------------------------
PLAN ASSETS, END OF YEAR                                       2 789     3 292                     0          0
----------------------------------------------------------------------------------------------------------------

Funded status                                                   (654)     (240)                  (70)       (67)
Unrecognized net (gain) loss                                     890       415                    (7)       (17)
Unrecognized prior service cost                                    9        (9)                   (1)        (8)
----------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED, MAJOR PLANS                               245       166                   (78)       (92)
Other plans                                                      (14)       (9)                    0          0
----------------------------------------------------------------------------------------------------------------
TOTAL NET AMOUNT RECOGNIZED                                      231       157                   (78)       (92)
----------------------------------------------------------------------------------------------------------------

     Certain of the Company's pension plans have accumulated benefit obligations that exceed plan assets (the "unfunded accumulated benefit obligation") by CHF 553 million in 2002 (2001: CHF 501 million). The aggregate accumulated benefit obligations of those plans are CHF 871 million in 2002 (2001: CHF 882 million) and the plan assets of those plans are CHF 318 million in 2002 (2001: CHF 381 million). The aggregate benefit obligations of these plans are CHF 958 million in 2002 (2001: CHF 968 million).

     The Company is required to recognize an accrued pension liability at least equal to the unfunded accumulated benefit obligation. For pension plans where the accrued pension cost for the plan is less than the unfunded accumulated benefit obligation or a prepaid pension asset has been recognized for these plans, an additional minimum pension liability is required to be recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     In certain of the Company's plans, mainly in the United States, the unfunded accumulated benefit obligations, which amounted to CHF 126 million (2001: CHF 70 million), exceeded the accrued pension costs resulting in the recognition of an additional minimum pension liability of CHF 136 million (2001:
CHF 53 million). This additional minimum pension liability has no impact on income as it was offset by recording an intangible asset of CHF 19 million (2001: CHF 22 million) and by reducing shareholders' equity by CHF 117 million, before taxes (2001: CHF 31 million, before taxes).

     The majority of the remaining unfunded plans are in Germany where, in line with local practices, the Company has not funded the pension plans of its German subsidiaries. This results in an accrued benefit liability of approximately CHF 445 million in 2002 (2001: CHF 435 million), which exceeds the unfunded accumulated benefit obligation by CHF 33 million (2001: CHF 35 million).

      The amounts recognized in the Consolidated Balance Sheets as of December 31, 2002 and 2001, related to retirement benefits consists of the following:

--------------------------------------------------------------------------------------------------------------
                                                           PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                                   -------------------------      ----------------------------
                                                           2002        2001                2002          2001
                                                   -------------------------      ----------------------------
Prepaid benefit cost(1)                                     700         650                   -             -
Accrued benefit liability(1)                               (605)       (546)                (78)          (92)
Minimum pension liability - intangible asset                 19          22                   -             -
Accumulated other comprehensive income, pre tax             126          31                   -             -
Currency adjustments(2)                                     (9)           -                   -             -
--------------------------------------------------------------------------------------------------------------
TOTAL NET AMOUNT RECOGNIZED                                 231         157                 (78)          (92)
--------------------------------------------------------------------------------------------------------------
(1) Current and long-term portion
(2) Currency effect on the prior year additional minimum pension liability

      The weighted average key actuarial assumptions used to compute the benefit obligations were as follows:

---------------------------------------------------------------------------------------------------------------
                                                                 PENSION BENEFITS       POSTRETIREMENT BENEFITS
                                                   ------------------------------------------------------------
                                                         2002      2001      2000      2002      2001      2000
                                                   ------------------------------------------------------------
Discount (interest rate)                                 5.1%      5.3%      5.5%      6.9%      7.2%      7.7%
Rate of increase in compensation levels                  2.4%      2.9%      3.2%      n.a.      n.a.      n.a.
Expected long-term rate of return on plan assets         6.2%      6.5%      6.3%      n.a.      n.a.      n.a.
---------------------------------------------------------------------------------------------------------------

     The weighted average healthcare cost trend rate is 10.0 percent for 2003 and is assumed to decrease to an ultimate trend rate of 5.0 percent in 2010. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2002 accumulated postretirement benefit obligation by approximately CHF 4 million and the annual postretirement benefit cost by approximately CHF
0.4 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2002 accumulated postretirement benefit obligation by approximately CHF 4 million and the annual postretirement benefit cost by approximately CHF 0.4 million.

     At December 31, 2002, the Company's various pension plans held 86 211 shares (2001: 500 000 shares) with a market value of approximately CHF 8 million (2001: CHF 52 million).

NUMBER OF PERSONNEL AND PERSONNEL EXPENSES

     The Company employed in its continuing operations 19 007 employees at December 31, 2002, 19 683 at December 31, 2001, and 20 306 at December 31, 2000.
The Company's salaries and wages, including social charges in its continuing operations, were CHF 1 752 million in 2002, CHF 1 796 million in 2001 and CHF 2 047 million in 2000. The Company's salaries and wages, including social charges in its discontinued operations were CHF 130 million for the five month period ended May 31, 2000, the date of Polymers divestment.


20. EARNINGS PER SHARE
------------------------------------------------------------------------------
     In 2002, 2001 and 2000 there was no difference in basic and diluted earnings per share. In 2002 the basic weighted average number of shares outstanding were 68 549 964 (2001: 66 419 147 and 2000: 66 311 879) and the
diluted weighted average number of shares outstanding were 68 575 058 (2001:
66 419 147 and 2000: 66 311 879). In 2002, the difference of 25 094 in the weighted average number of shares outstanding (2001 and 2000: no difference) for the purposes of computing the diluted earnings per share was due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 107.09 and CHF 111.09, as their exercise prices were less than the average market price of the Company's shares for 2002. For purposes of calculating the basic and diluted earnings per share in 2002, 2001 and 2000 there was no required adjustment to the reported income from continuing operations, discontinued operations or net income.

     The calculation of diluted earnings per share considers the effect of the Company's outstanding convertible bonds and stock options as further described in the following paragraphs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


     Diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in 1998, were converted at the beginning of the year in 2002, 2001 and 2000, with related interest and common shares adjusted accordingly, and (ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of those stock options for which the average stock market price exceeded the exercise price, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. These two calculations are not considered in calculating diluted earnings per share if the effect would be antidilutive, that is the diluted earnings per share would be higher than the basic earnings per share.

     For the years ended December 31, 2002, 2001 and 2000, the calculation of diluted earnings per share excluded the assumed conversion of the 1.25 percent convertible bonds, issued July 1998, due 2003, as their inclusion would have been antidilutive.

     The calculation of diluted earnings per share in 2002 excluded 878 036 stock options outstanding with exercise prices between CHF 112.09 and CHF 181.70, in 2001 excluded 1 768 952 stock options outstanding with exercise prices between CHF 108 and CHF 183, and in 2000 excluded 1 297 543 stock options outstanding with exercise prices between CHF 108 and CHF 183, as their exercise prices were greater than the average market price of the Company's shares in the respective years.

21. RELATED PARTY TRANSACTIONS
------------------------------------------------------------------------------
TRANSACTIONS WITH ASSOCIATED COMPANIES

     Investments in affiliates of CHF 147 million in 2002 and CHF 157 million in 2001 are included in financial investments and are described in Note 9.

     Loans receivable from equity affiliates of CHF 10 million in 2002 and CHF 10 million in 2001 are included in other assets. Included is a loan to CIMO Compagnie Industrielle de Monthey SA, of CHF 10 million in 2002 and 2001, which bears interest at 2 percent in 2002 (2001: 3 percent). In 2001, the variable interest rate loan from Hexcel Corporation of CHF 42 million (USD 25 million) was repaid.

     The Company had payables and accrued expenses to equity affiliates of CHF 12 million in 2002 and CHF 11 million in 2001.

22. COMMITMENTS AND CONTINGENCIES
------------------------------------------------------------------------------
LEASE COMMITMENTS

     The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2003 CHF 44 million; 2004 CHF 30 million; 2005 CHF 16 million; 2006 CHF 9 million; 2007 CHF 7 million; 2008 and thereafter CHF 7 million. Rental expense amounted to CHF 67 million in 2002, CHF 74 million in 2001 and CHF 85 million in 2000.

PURCHASE COMMITMENTS

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

     The Company has the option to purchase two leased facilities, the first for CHF 29 million (USD 21 million) in 2003 and the second for CHF 97 million (USD 68 million) in 2005. Should the Company choose not to purchase these facilities it will be liable for any shortfall between the market value of the facilities and the settlement value at the respective lease termination date. The Company currently utilizes these facilities in its business operations and as a result does not anticipate any material losses relating to these purchase options.

GUARANTEES

     In the normal course of business, the Company has provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2002, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 18 million of which CHF 6 million expire in 2003, CHF 10 million expire in 2004 and CHF 2 million expire in 2005.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2002, the Company had issued CHF 34 million of environmental indemnifications that decrease to CHF 22 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the `Environmental Matters' section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2002, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 13 million (2001: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2001: CHF 1 million).

CONTINGENCIES

     The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     As a result of a dispute over certain agreements with third parties, in the context of the Company's divestment of the Performance Polymers Business in 2000, some third parties initiated arbitration proceedings against the Company. This dispute has been settled and will not have any material adverse effect on the financial position or results of operations of the Company.

     In connection with its Toms River, New Jersey site in the United States, the Company was named as a defendant in several actions, most of which were settled in 2002 (see "Environmental Matters" below).

TAXES

     In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings were initiated by Novartis against the Company in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.

ENVIRONMENTAL MATTERS

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management's opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 614 million at December 31, 2002 and CHF 748 million at December 31, 2001 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 134 million in 2002 compared to 2001 relates to usage of the provisions of CHF 82 million and to foreign currency exchange rate effects of CHF 52 million. The Company's environmental protection and improvement cash expenditures were approximately CHF 96 million in 2002 (CHF 43 million in 2001), including investments in construction, operations and maintenance and usage of the provision.

     In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to which business unit allegedly used the site before the Spin-off. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States
(i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility, unless the Company retains responsibility for any clean-up at such site.

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

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

     At its Toms River, New Jersey remediation site, the Company began implementation of the of a large bio-remediation project which will take eight to ten years to complete. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In 2000, several actions were filed against the Company's subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The Company settled all the medical monitoring and personal injury cases in 2002, the total amount of which was sufficiently provided for in the Company's environmental reserve. The case seeking property damages is still in litigation, but the Company does not believe the outcome of this case will have any material adverse impact on its financial position. Following the settlement of the above mentioned personal injury cases, the Company received three additional personal injury claims against its subsidiary in the United States in connection with the Toms River site. No lawsuits, however, have yet been filed with respect to these claims. The Company does not believe these additional claims have merit and does not believe that these additional claims will have any material adverse impact on its financial position.

     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)


governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

     In the Basel region several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the 'Interessengemeinschaft Deponiesicherheit Regio Basel', an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2002, no remedial actions have been defined or required in a legally binding form.

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


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

23. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
---------------------------------------------------------------------------------------------------------------

ALLOWANCE FOR DOUBTFUL ACCOUNTS

For the year ended December 31,                                                2002          2001          2000
---------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                    120           118           125
Additions (deductions) charged (credited) to cost and expenses, net              31            22            24
Other, net(1)                                                                   (43)          (20)          (30)
Currency adjustments                                                            (12)            0            (1)
---------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                           96           120           118
---------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR OBSOLETE AND SLOW MOVING INVENTORY

For the year ended December 31,                                                2002          2001          2000
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                     66            73            78
Additions (deductions) charged (credited) to cost and expenses, net               5             5            17
Other, net(1)                                                                    (9)          (13)          (22)
Currency adjustments                                                             (4)            1             0
----------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                           58            66            73
----------------------------------------------------------------------------------------------------------------

DEFERRED INCOME TAX VALUATION ALLOWANCE
----------------------------------------------------------------------------------------------------------------
For the year ended December 31,                                                2002          2001          2000
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                    146           143           217
Additions (deductions) charged (credited) to cost and expenses, net               1             3          ( 70)
Other, net(1)                                                                     0             0          (  8)
Currency adjustments                                                            (16)            0             4

----------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                          131           146           143
----------------------------------------------------------------------------------------------------------------
(1) Other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments and for allowance for doubtful accounts in 2002, also included is a reclassification to accrued liabilities for provisions that did not relate to accounts receivable.