Form 20-F
period 2003-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2004-02-03
CIK 1035497

As Filed with the Securities and Exchange Commission on February 3, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Ciba Specialty Chemicals Holding Inc.
(Exact name of Registrant as specified in its charter)

Switzerland
(Jurisdiction of incorporation or organization)

Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary shares, Each representing one half of one ordinary share, nominal value CHF 6 per share	Name of each exchange on which registered New York Stock Exchange

Ordinary shares, par value CHF 6 per share*

*Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, December 31, 2003.

72 130 117 Registered Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

Introduction

This Annual Report on Form 20-F relates to the registered shares with a nominal value of 6 Swiss francs per share (the “Shares”) of Ciba Specialty Chemicals Holding Inc., the American Depositary Shares (“ADSs”), each representing one half of one Share, and the American Depositary Receipts (“ADR”) evidencing the ADSs under the Deposit Agreement among the Company, Citibank, N.A. (the “Depositary”), and the registered holders and beneficial owners from time to time of the ADRs.

In this Annual Report, “Company” refers to Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries. In certain cases, where indicated or where the context requires it, “Company” refers to Ciba Specialty Chemicals Holding Inc.

The consolidated financial statements and selected consolidated financial data as of December 31, 2003, 2002, 2001, 2000 and 1999, and for each of the years in the five-year period ended December 31, 2003 (the “Consolidated Financial Statements”), included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Statements in this Annual Report with respect to such financial information are based on U.S. GAAP information.

All market share data contained in this Annual Report is based on management’s estimates.

Currency Translation

Unless otherwise indicated, all amounts herein are expressed in Swiss francs (“CHF”) or United States dollars (“U.S. dollars”, “dollars”, “USD”, “US$” or “$”). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003, which was CHF 1.24 per US$ 1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2003, 2002 and 2001, and for each of the years in the three year period ended December 31, 2003, included in Item 18 of this Annual Report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company’s management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlooks, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company’s reorganization and restructuring and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements. For more information regarding some of these factors, see “Item 3. Key Information – Risk Factors.”

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Selected Financial Data

The tables below set forth selected consolidated financial data for the Company for the periods indicated and are qualified by reference to, and should be read in conjunction with, the Company’s Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report, and “Item 5. Operating and Financial Review and Prospects”.

The selected consolidated financial data as of December 31, 2003, 2002, 2001, 2000 and 1999, and for each of the years in the five-year period ended December 31, 2003, have been taken or are derived from the audited consolidated financial statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP.

	2003		2002	2001	2000	1999

Results of operations
Net sales	6 646		7 085	7 367	7 902	7 244
Operating income	571		788	761	876	632
Income from continuing operations, net of tax(1) (4) (5)	360		406	380	418	238
Income from discontinued operations, net of tax(5)	—		—	—	34	87
Cumulative effect of change in accounting principles, net of tax	(16	)(2)	—	2 (3)	—	—
Net income(1) (4)	344		406	382	452	325
Earnings per share, basic and diluted
Continuing operations(1) (4)	5.26		5.92	5.72	6.31	3.58
Discontinued operations(5)	—		—	—	0.50	1.31
Cumulative effect of change in accounting principles	(0.23	)(2)	—	0.04 (3)	—	—
Net income per share, basic and diluted(1) (4)	5.03		5.92	5.76	6.81	4.89
Equity per share	62.64		63.16	59.08	56.82	54.74
Dividend per share(6)	—		—	2.00	2.00	2.00
Capital reduction per share(6)	3.00		3.00	1.00	—	—
Weighted average number of shares outstanding
Basic	68 361 123		68 549 964	66 419 147	66 311 879	66 454 357
Diluted	68 361 123		68 575 058	66 419 147	66 311 879	66 462 898
Other data – continuing operations
Net sales development percentage	(6)%		(4)%	(7)%	9%	9%
Operating income	571		788	761	876	632
Depreciation and amortization of other intangible assets	366		385	408	406	402
Amortization of goodwill	—		—	61	64	52
Restructuring and special charges	—		—	—	2	—
EBITDA(9), before restructuring and special charges	937		1 173	1 230	1 348	1 086
EBITDA margin(9), before restructuring and special charges	14.1%		16.6%	16.7%	17.1%	15.0%
Operating income margin	8.6%		11.1%	10.3%	11.1%	8.7%
Capital expenditures	233		250	259	249	267
Research and development	281		294	276	293	256
Personnel costs	1 713		1 752	1 796	2 047	1 836
Number of employees at year end (unaudited)	18 658		19 007	19 683	20 306	20 117
Balance sheet data
Current assets	4 939		5 314	4 827	4 797	4 272
Property, plant and equipment, net	2 963		3 196	3 565	3 787	3 914
Total assets	11 098		11 792	11 718	12 105	12 407
Short-term debt	259		1 496	316	371	1 174
Long-term debt	3 187		2 344	3 678	3 859	4 265
Common stock	433		649	721	721	721
Shareholders’ equity	4 245		4 354	3 908	3 754	3 638

	2003	2002	2001	2000	1999

Business segment data(7)
Plastic Additives
Net sales	1 722	1 813	1 834	1 959	1 784
Operating income	178	245	275	319	279
Depreciation and amortization of other intangible assets	94	101	113	104	98
EBITDA	272	346	388	423	377
EBITDA margin	15.8%	19.1%	21.1%	21.6%	21.1%
Operating income margin	10.3%	13.5%	15.0%	16.3%	15.6%
Coating Effects
Net sales	1 807	1 920	1 944	2 118	1 955
Operating income	300	341	312	371	307
Depreciation and amortization of other intangible assets	97	99	99	104	96
EBITDA	397	440	411	475	403
EBITDA margin	22.0%	22.9%	21.1%	22.4%	20.6%
Operating income margin	16.6%	17.7%	16.1%	17.5%	15.7%
Water & Paper Treatment
Net sales	1 349	1 409	1 486	1 558	1 408
Operating income	85	98	65	92	50
Depreciation and amortization of other intangible assets	83	88	92	95	101
EBITDA	168	186	157	187	151
EBITDA margin	12.5%	13.2%	10.6%	12.0%	10.7%
Operating income margin	6.3%	7.0%	4.4%	5.9%	3.6%
Textile Effects
Net sales	1 401	1 544	1 673	1 841	1 683
Operating income	69	142	181	204	116
Depreciation and amortization of other intangible assets	60	66	67	71	63
EBITDA	129	208	248	275	179
EBITDA margin	9.2%	13.5%	14.8%	14.9%	10.6%
Operating income margin	4.9%	9.2%	10.8%	11.1%	6.9%
Home & Personal Care
Net sales	367	399	430	426	414
Operating income	32	56	67	58	62
Depreciation and amortization of other intangible assets	26	26	28	22	23
EBITDA	58	82	95	80	85
EBITDA margin	15.7%	20.6%	22.2%	18.8%	20.5%
Operating income margin	8.8%	14.0%	15.7%	13.5%	15.0%
Discontinued operations(8)
Net sales	—	—	—	774	1 729
Operating income	—	—	—	57	131
Gain on sale, net of tax	—	—	—	34	—

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 had SFAS No. 142 been applied retroactively for all periods presented, would have been: Income from continuing operations — in 2001 CHF 441 million, in 2000 CHF 482 million, in 1999 CHF 290 million; Basic and diluted earnings per share for income from continuing operations — in 2001 CHF 6.64, in 2000 CHF 7.27, in 1999 CHF 4.37; Net income — in 2001 CHF 443 million, in 2000 CHF 520 million, in 1999 CHF 387 million; Basic and diluted earnings per share for net income — in 2001 CHF 6.68, in 2000 CHF 7.83, in 1999 CHF 5.83. For the years 2000 and 1999, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations.

(2)	The Company applied FASB Interpretation No. 46 (FIN No. 46) to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust effective July 1, 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(4)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations would have been in 2002 CHF 395 million, in 2001 CHF 368 million, in 2000 CHF 410 million, in 1999 CHF 224 million; pro forma basic and diluted earnings per share for income from continuing operations would have been — in 2002 CHF 5.76, in 2001 CHF 5.53, in 2000 CHF 6.19, in 1999 CHF 3.37; pro forma net income would have been in 2002 CHF 395 million, in 2001 CHF 370 million, in 2000 CHF 444 million and in 1999 CHF 311 million; pro forma basic and diluted earnings per share for net income would have been in 2002 CHF 5.76, in 2001 CHF 5.57, in 2000 CHF 6.69 and in 1999 CHF 4.68. (see note 17 to the Consolidated Financial Statements).

(5)	The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company’s Performance Polymers business which was sold on May 31, 2000. This gain includes income from continuing operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. (See footnote (8) below).

(6)	For 2003 the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on February 26, 2004. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 6 per share by CHF 3 per share to CHF 3 per share. The Company expects, subject to various conditions and approval, that the payment of the capital reduction will be made to the shareholders on May 14, 2004.

The proposed capital reduction, based on the USD exchange rate of December 31, 2003 is USD 2.42 per share. Based on the USD exchange rate at the payment date of May 23, 2003, the 2002 capital reduction per share was USD 2.32 and at the payment date of June 28, 2002, the 2001 capital reduction per share was USD 0.67.

Based on the USD exchange rate at the respective payment dates of the 2001, 2000 and 1999 dividends, the USD equivalent of the dividend per share was USD 1.19, USD 1.23 and USD 1.25, respectively.

(7)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation.

(8)	Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division’s business and do not include an allocation of the Company’s interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000 and CHF 10 million in 1999.

(9)	EBITDA, and EBITDA margin derived there from, are non-U.S. GAAP financial measures. See “Item 5. Operating and Financial Review and Prospects — Use of Certain Supplementary Financial Indicators” for further information regarding the use of these measures.

Exchange Rate Information

The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

Year		Average(1)	High	Low	Period End

1999		1.5151	1.5991	1.4163	1.5991
2000		1.6930	1.8250	1.5526	1.6202
2001		1.6893	1.8185	1.5878	1.6598
2002		1.5566	1.7190	1.3833	1.3833
2003		1.3374	1.4181	1.2380	1.2380
Months
2003	January		1.4015	1.3512	1.3683
	February		1.3745	1.3493	1.3557
	March		1.4000	1.3247	1.3538
	April		1.3995	1.3537	1.3545
	May		1.3480	1.2851	1.3022
	June		1.3519	1.2973	1.3519
	July		1.3818	1.3412	1.3736
	August		1.4181	1.3475	1.4005
	September		1.4133	1.3208	1.3208
	October		1.3382	1.3067	1.3382
	November		1.3737	1.2917	1.2917
	December		1.3003	1.2380	1.2380
2004	January (through January 30)		1.2659	1.2190	1.2593

(1)	Represents the average of the Noon Buying Rates on the last business day of each month during the relevant year.

Capitalization and Indebtedness — not applicable

Reasons for the Offer and use of proceeds — not applicable

Risk Factors

Prospective purchasers and existing holders of the ADSs of the Company should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the ADSs. Information contained or incorporated by reference in this Annual Report contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes”, “opinion”, “expects”, “may”, “will”, “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company’s beliefs about trends in the global economy, in the specialty chemicals industry and its views about the long-term future of the industry and the Company. See “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company.” No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

The Company is subject to various changing competitive, economic, political, legal and social conditions, including the following:

As an international business, the Company is exposed to various global economic, political, social and local business risks that may have a material adverse effect on its financial condition and results of operations.

The Company has a small home market for its products and has for many years operated on a global basis. The Company currently has manufacturing facilities in 25 countries and sales organizations in more than 120 countries. This means the Company is faced with different complex legal and regulatory requirements in many jurisdictions. These include tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries and different intellectual property regimes. The Company’s international operations also expose it to different local business risks and challenges. The Company’s overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business.

The Company’s results of operations and financial position also are affected by developments and trends in the world economy. The year 2003 was, for example, characterized by a continuous uncertain economic environment. The expected economic recovery in the United States and the rest of the NAFTA region did not fully occur. European economies, particularly the German, United Kingdom and French economies continued to remain weak. Economic performance in South America softened, compared to 2002, having been affected by the political and economic crises in the region. In the Asia-Pacific region, the Japanese market has not yet recovered from its lows of 1999, remaining sluggish throughout 2003. The China Region continued to grow, with real GDP growth remaining at between 7 to 8 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth. This was particularly accentuated in the United Kingdom. In the United States consumer demand remained relatively stable, due to significant incentives and rebates in several market sectors, particularly in the automotive sector. The war in Iraq contributed significantly to the uncertainty in the global economic environment in 2003.

The economic conditions in the NAFTA, Europe, and parts of Asia-Pacific, particularly Japan may continue to worsen or not fully recover, which could have a material adverse effect on the Company’s results of operations and financial position. In addition, an adverse development in the political and social stability in the regions where the Company operates, may have a material adverse effect on the Company’s results and financial condition.

The Company currently has operations in more than 120 countries, and its results of operations may be adversely affected by currency fluctuations.

The results of the operations and the financial position of the Company’s subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company’s Consolidated Financial Statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company’s operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company’s results between financial periods. The Company’s results and financial condition are particularly affected by significant changes in the value of the Swiss franc, euro, U.S. dollar, Japanese yen, and British pound relative to each other. For more information, see “Item 5. Operating and Financial Review and Prospects – Currency Trends” in this Annual Report.

Significant competition may force the Company to reduce its product prices which may adversely impact its results of operations.

The Company faces significant competition in the markets in which it operates. Although competition in specialty chemicals is based upon a number of considerations, such as product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, price competition does exist in certain of the Company’s markets due to factors such as industry overcapacity and low-cost local competition. Increased price competition may also occur in certain product areas due to consolidation and globalization among the Company’s customers and competitors and as industry segments mature. As a result of the trends toward global expansion and consolidation by competitors, the Company anticipates that it will continue to face new competitive challenges, continued price competition as well as additional risks inherent in international operations in developing regions.

The Company’s inability to remain technologically innovative and to offer improved products and applications cost-effectively could negatively impact its operating results.

The Company’s operating results depend to a significant extent on its ability to be a low-cost producer of its core products and to continue to introduce new products and applications that offer distinct value in use for its customers. In many of the industry sectors to which the Company sells its products, products are subject to a traditional product life cycle. The Company must devote significant resources to the development of new technologically advanced products and applications, and the Company may not be successful in these efforts at all times.

The cyclicality in the various industries served by the Company may have a material adverse effect on the Company’s business and financial condition.

The Company’s results are affected by cyclicality in various industries served directly or indirectly by the Company, including the automotive, plastics, textiles and clothing, paper, packaging, paint and coating, electronics and construction industries. Such cyclicality in specialty chemicals is, however, less pronounced than in base chemicals. The Company’s results of operations and financial position have in the past been affected adversely, for example, by slow growth in the textile and paper industries, reduced demand in the automotive industry and by declining demand in a number of industries. The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue, and the Company will continue to experience periods of overcapacity, declining prices and lower profit margins. In addition, external factors beyond the Company’s control, such as general economic conditions, competitors’ actions, international events and circumstances and governmental regulation in the United States and in other foreign jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in the Company’s prices, volumes and margins.

The Company depends upon proprietary technologies, and its competitive position may be adversely affected if it fails to protect its intellectual property rights or is subject to claims that it is infringing upon the rights of others.

Proprietary rights are important to the success and competitive position of the Company. If the Company is unable to maintain the relative exclusivity of certain of its products following patent expiration, through manufacturing scale, technical know-how, advanced applications and service expertise, increased competition may result with consequent erosion of profit margins. Actions taken by the Company to protect its proprietary rights may be insufficient to prevent others from developing similar products to those of the Company. In addition, the laws of many foreign countries do not protect the Company’s intellectual property rights to the same extent as the laws of Switzerland, other European countries, the United States and Japan.

The Company has in the past received and may continue to receive in the future communications asserting that certain of its products or their applications infringe on the proprietary rights of others. In the recent past, the Company has experienced a significant increase in intellectual property conflicts, either initiated by the Company or by third parties. In management’s opinion there is no material pending litigation against the Company regarding any intellectual property claim but there could be in the future. Such legal proceedings or claims, with or without merit, and whether initiated by the Company or another party, could subject the Company to costly and time-consuming litigation and divert its research, technical and management personnel from their regular responsibilities. Furthermore, successful legal proceedings or claims against the Company could suspend the development and manufacture of products using the contested invention, or require the Company to pay substantial penalties or royalties.

Any disruption or deterioration in the quality of the raw materials available for the Company’s products may have a material adverse effect on the results of the Company’s operations.

The Company utilizes specialty chemicals and base chemicals as its main raw material in its manufacturing process. Raw material costs represent a significant component of the Company’s cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. As a result of these factors, the Company’s operating margins may decrease if it cannot pass on increased raw material prices to customers, if prices for its products decrease faster than raw material prices or if the price it pays under long-term supply contracts is above the market price.

There have been in the past, and may be in the future, periods of time during which raw material price increases cannot be passed on to customers in whole or in part. Even in periods during which raw material prices decrease the Company may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of its products. Historically, the Company typically has not entered into significant hedging arrangements with respect to prices of raw materials but the Company has entered into long-term supply contracts for some raw materials. Any major dislocation in the supply or price of these raw materials or any material difference between the price the Company pays under its supply contracts and market price may have a material adverse effect on its financial condition and results of operations. Additionally, the Company requires raw materials to be of a satisfactory standard for manufacturing its products. Any deterioration in the quality of the raw materials available to the Company may adversely impact the Company’s ability to manufacture its products to an acceptable standard and may have a material adverse effect on the results of its operations. Even if it could obtain acceptable substitute raw materials, the Company could incur increased expenses in securing the raw materials from an alternative source and suffer reduced profit margins and an adverse impact on its business.

Environmental laws and regulations may expose the Company to liability and result in increased costs.

The Company’s business is subject to stringent environmental laws and regulations in the various countries in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in its current and historical activities. See “Item 4. Information on the Company – Environmental Matters” in this Annual Report.

The EU Chemicals Policy

The EU Chemicals Policy, if adopted by the appropriate EU bodies and Member States in its current draft form (as published 29th October) would require all companies to register with defined data requirements, their substances manufactured or imported in the EU at levels above 1 ton per year. Whilst presently, the Company cannot assess the complete impact of the EU Chemicals Policy, it believes that the proposed regulatory system will be highly resource intensive and therefore costly to industry and regulators alike. At present, the exact timing of the legislative process and the resulting definitive regulations cannot be estimated.

The Company’s business may be adversely affected by rigorous health and safety regulation.

Certain of the Company’s products are subject to rigorous health and safety regulations. There is a risk that key raw materials or one of the Company’s products may be recharacterized as or found to have a toxicological or health related impact on the environment or on its customers or employees. Health and safety regulations are continually strengthened and relevant raw materials or products may be banned or the Company may incur increased costs in complying with new requirements.

Liabilities arising from the development, manufacturing and use of the Company’s products may adversely impact the Company’s financial condition.

The Company’s operations are subject to various hazards associated with the production of chemicals, including the use, handling, processing, storage and transportation of hazardous materials. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and environmental damage, and may result in the suspension of operations and the imposition of civil and criminal liabilities. The Company has been subject to claims of injury from direct exposure to such materials and from indirect exposure when such materials are incorporated into other companies’ products. As a result of past or future operations, there may be additional claims of injury by employees or members of the public due to exposure, or alleged exposure, to such materials. Furthermore, the Company also has exposure to present and future claims with respect to workplace exposure, workers’ compensation and other matters arising from events both prior to and after the date of this Annual Report. The Company cannot predict the actual amount of these liabilities or the timing thereof, if any.

Change of control provisions and limitations on shareholder voting rights may render the Company an unattractive target for any transaction in which the Company’s investors could receive a premium for their Shares or ADSs.

Certain contractual arrangements with Novartis and restrictions on the voting rights of shareholders of the Company may make an acquisition of the Company less likely, and thus may limit any opportunity for the Company’s shareholders to receive a premium for their Shares or ADSs. Similarly, the Company may face adverse tax consequences in foreign jurisdictions if certain material parts of the business are divested. Accelerated vesting provisions and the elimination of restriction periods under one or more employee incentive plans instituted by the Company could result in a significant cost to the Company in the event of a change of control not recommended by the Company’s board of directors.

Additionally, a change in control of the Company or a sale of substantially all the assets of the Company could relieve Novartis of its contractual obligation to indemnify the Company for a portion of specified environmental liabilities arising from prior activities of the predecessor of the Company in the United States.

Pursuant to the Company’s articles of association, no shareholder or group of shareholders of the Company will be recognized in the Company share register as owning the voting rights of more than 2 percent of the Company’s share capital. No shareholder or group of shareholders may represent more than 5 percent, by proxy or otherwise, of the Company’s share capital at a shareholders’ meeting.

Under certain circumstances, the Company may not be permitted to continue to use the name “CIBA”, which could adversely affect its brand name recognition and its results of operations.

Pursuant to an agreement between the Company and Novartis, the Company is permitted to use “Ciba Specialty Chemicals” as part of its registered corporate name, while Novartis may continue to use the name “Ciba” in the Ciba Vision Group and in certain other cases. The Company is entitled to use the “Ciba” trademarks and trade names outside the core business of Novartis (pharma specialties, pharma OTC and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis remains entitled to continue to use trademarks and trade names containing the term “Ciba” as they were being used at the date of the Spin-off. In addition, Novartis is entitled to use trademarks and tradenames containing the term “Ciba” in the areas for its marketing concept for the “Ciba” line of pharmaceutical products and for products and services of the Ciba Vision Group. In addition, the Master Spin-off Agreement entered into by the Company and Novartis includes provisions which specify that upon the occurrence of certain change of control events or acquisitive transactions involving the Company or other members of the Company, or in the event any member of the Company begins to compete materially with Novartis’ business as in existence as of the time of the Spin-off, the Company may be required to cease using “Ciba” as a corporate name or to pay Novartis significant liquidated damages for its continued use. The above restrictions could affect the Company’s ability to conduct its business with its present and future customers. Even if the Company is able to establish brand name recognition under a new name, it may incur significant expenses in doing so, which could adversely affect its future results of operations.

The introduction of the euro and the replacement of currencies in which the Company presently conducts business may adversely affect the operations of the Company.

The introduction of the euro in twelve of the fifteen member states of the European Union may continue to have an impact on the Company’s operations. These potential impacts include, but are not limited to, increased cross-border price transparency and tax and legal implications (such as easier harmonization).

The Company’s share price may be highly volatile and subject to sudden and significant drops.

The trading price of the Shares and the ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in the Company’s financial performance, regulatory and business conditions in the specialty chemicals industry, general economic trends and other factors, some of which are unrelated to the operating performance of the Company. For more information on the historical price ranges of the Company’s shares and the ADSs, see “Item 9. The Offer and Listing — Principal Trading Market and Price Range”. From time to time, following periods of volatility in the market price of a company’s securities, securities litigation has been instituted against that company. The institution of any such litigation against the Company could result in substantial costs and a diversion of the Company’s management’s attention and resources, which could materially adversely affect its business, results of operation and financial condition.

The Company’s inability to successfully manage and integrate businesses acquired or its alliances may adversely impact the Company’s results operations and financial condition.

The Company has made and expects to continue to make acquisitions and to enter into alliances from time to time. Acquisitions and alliances present significant challenges and risks relating to the integration of the acquired business into the existing business of the Company. There can be no assurances that the Company will manage the integration of acquisitions and alliances successfully.

If we cannot successfully manage the integration of these acquisitions or alliances on a timely and efficient basis, we may incur higher than expected costs and may not realize all the benefits of these acquisitions or alliances

Other risks we face with respect to acquisitions or alliances include:

•	greater than expected costs and management time and effort involved in completing and integrating acquisitions or alliances;

•	potential disruption of our ongoing business and difficulty in maintaining or upgrading our standards, controls, information systems and procedures;

•	our inability to successfully integrate the services, products and personnel of any acquisition into our operations;

•	the potential incurrence of a significant amount of debt and contingent liabilities; and

•	realizing little, if any, return on our investment.

Integration or other acquisition or alliance difficulties could have a material adverse impact on our financial condition and results of operations.

Item 4.   Information on the Company

History and Development

Ciba Specialty Chemicals Holding Inc.’s registered office is located at Klybeckstrasse 141, CH-4002 Basel, Switzerland, telephone +41 61 636 1111.

Ciba Specialty Chemicals Holding Inc. was first registered as a corporation in Switzerland on April 24, 1996, and began to conduct the specialty chemicals business of the former Ciba-Geigy Limited (“Ciba-Geigy”) as of January 1, 1997. Until the merger of Ciba-Geigy and Sandoz Limited (“Sandoz”) into Novartis AG (“Novartis”), as described below, the businesses of the Company were part of Ciba-Geigy. Ciba-Geigy was formed in 1970 through the merger of CIBA Aktiengesellschaft (“CIBA”) and J.R. Geigy AG (“Geigy”), two Basel, Switzerland-based chemicals and pharmaceuticals multinationals.

The Company’s roots go back to 1757 when Geigy, the oldest chemical company in Basel began trading in chemicals and dyes. In 1925, Geigy began research into textile chemicals and in the 1930s turned its attention to agrochemicals. A pharmaceuticals division was formed in 1938.

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

In 1996, Ciba-Geigy and Sandoz merged to form Novartis (the “Merger”). As part of the Merger, Ciba-Geigy’s specialty chemicals business was spun off to form Ciba Specialty Chemicals Holding Inc. (the “Spin Off”), which on March 13, 1997, was listed on the Swiss Exchange.

In early 2001, the Company implemented a new organizational structure comprising five reporting segments (“Segments”) focused on specific customer markets. The five Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of each Segment is to provide the best and most complete service to its customers’ industries and strive for market leadership in its respective area.

While each Segment has a lasting role in providing for a well-balanced portfolio for the Company, they are positioned for growth and higher profitability through different approaches: innovation (Plastic Additives and Coating Effects), cost leadership (Textile Effects) and business growth (Water & Paper Treatment and Home & Personal Care).

Recent Acquisition and Divestiture Activities

In order to optimize the Plastic Additives Segment’s global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd. (“Musashino-Geigy”), increasing its holdings from 50 percent to 60 percent. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an international chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received of CHF 62 million approximated the carrying value of the investment at the date of sale.

To expand the Coating Effects Segment’s service business and its high value added products offerings, in June 2001, the Company acquired EFKA Additives B.V. (“EFKA”) for a total purchase price of approximately CHF 65 million. EFKA manufactures, markets and distributes additives for the coatings and inks industries.

To expand the flame retardant business of Plastic Additives and its offerings to combine flame retardancy with other effect additives in customized solutions, the Company, in May 2002, purchased Melapur B.V. (“Melapur”) from DSM N.V. for approximately CHF 22 million. Melapur markets and distributes halogen-free melamine-based flame retardants. If the Melapur business reaches certain sales milestones over the next three years, additional purchase consideration of up to CHF 5 million (euro 3.5 million) will be paid to DSM N.V.

In 2003, the Company acquired additional equity interests in Diamond Dye-Chem Limited for approximately CHF 11 million, increasing its holdings to 69 percent. Also in 2003, the Company purchased additional shares in Shanghai Ciba Gao-Ciao Chemical Co. Ltd., for approximately CHF 12 million, increasing its holdings to 75 percent.

Capital Expenditures

Ciba Specialty Chemicals’ aggregate capital expenditures for property, plant and equipment were CHF 233 million in 2003, CHF 250 million in 2002 and CHF 259 million in 2001. In 2003, 2002 and 2001, capital expenditures have been focused primarily on efficiency and safety improvement-related items. Recent projects include investments in new production facilities for stabilizers and pigments, upgrades to water and paper treatment production facilities, and investment in emerging markets, particularly Asia.

Business Overview

Ciba Specialty Chemicals is one of the world’s leading developers and producers of specialty chemicals, which are high value added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 23 countries and sales in more than 120 countries.

In 2003, the Company had net sales from continuing operations of CHF 6 646 million, operating income of CHF 571 million and net income of CHF 344 million.

Net sales, by geographic region of the Company for the past three years were as follows:

	2003		2002		2001

amounts in CHF millions, except percentages	Sales	in %	Sales	in %	Sales	in %

Europe	2 731	41%	2 721	38%	2 755	37%
Americas(1)	2 066	31%	2 459	35%	2 654	36%
Asia Pacific(2)	1 849	28%	1 905	27%	1 958	27%
Total net sales	6 646	100%	7 085	100%	7 367	100%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Organization

The Company’s organizational structure consists of five Segments focused on specific customer markets and various Group Service Units focused on providing cost efficient support services to the Segments. To ensure that innovation efforts are successfully shared across Segments, the Company has created a corporate technology office under the leadership of a Chief Technology Officer. All Segments share the support functions provided by the Group Service Units, which include finance and accounting, human resources, communications, information technology (IT) infrastructure, legal and supply chain services.

Segments

The Company’s five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. These Segments develop, manufacture and market different products, services and solutions. They are managed separately because each Segment has different customer markets and requires different technology and marketing strategies. Each Segment is responsible for its own marketing, research and development, technology, production and sales. The mission of each Segment is to provide the best and most complete service to its customers’ industries and strive for market leadership in its respective area.

Net sales, by Segment, of the Company for each of the past three years were as follows:

	2003		2002		2001

amounts in CHF millions, except percentages	Sales	in %	Sales	in %	Sales	in %

Plastic Additives	1 722	25.9%	1 813	25.6%	1 834	24.9%
Coating Effects	1 807	27.2%	1 920	27.1%	1 944	26.4%
Water & Paper Treatment	1 349	20.3%	1 409	19.9%	1 486	20.2%
Textile Effects	1 401	21.1%	1 544	21.8%	1 673	22.7%
Home & Personal Care	367	5.5%	399	5.6%	430	5.8%
Total net sales	6 646	100.0%	7 085	100.0%	7 367	100.0%

Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

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

Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as “effect chemicals” which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-use industries. Among its range of product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

Group Services

The Company has established a number of Group Service Units that are responsible for providing cost efficient support services to the Segments. The utilization of these centralized Group Service Units has two primary benefits to the Company: they allow the Segments to fully concentrate on serving their markets and customers and they reduce overall costs as a consequence of increased economies of scale. The functions of the Group Service Units of the Company are described in the following paragraphs.

The Supply Chain Services unit is responsible for distribution of all finished products as well as order processing, warehousing and transportation of products. They are also responsible for managing relationships with the Company’s major transport partners, including negotiation of related service contracts. The Supply Chain Services unit maintains shared order desks on a regional/country level that service all Segments with regards to order taking and order processing, shipping and customer invoicing. The Company, through its Supply Chain Services unit, utilizes a global network of both Company- and third-party-owned warehouses and distribution centers to ensure adequate coverage of the Company’s distribution requirements. Supply Chain Services has completed the integration of the Company’s three supply chains into a single global supply chain and continues working to significantly reduce the number of partners in the transportation area with the ultimate goal to co-operate with one global Lead Logistics Provider.

The Global Infrastructure unit, working with outsourcing partners, has the principal objective of optimizing the Company’s information technology infrastructure including its wide area networks.

The Company in 2003 maintained twelve Business Support Centers that provide finance and accounting services to the regions, instead of using numerous country organizations. The Business Support Centers, using standardized financial systems, provide control, treasury and information management services to the Company for financial and corporate applications. They are responsible for ensuring the accuracy, validity and timeliness of financial reporting. As part of it’s strategy to streamline administrative operations and reduce costs, the Company in 2004 is consolidating the functions of its Central European and Central American Business Support Centers into other existing Business Support Centers, and will therefore maintain ten such centers on an ongoing basis.

Corporate functions such as legal, environmental, communications and human resources are managed through eight Regional Presidents Offices.

Headquarters is responsible for strategy, public reporting, investor relations and corporate governance.

Equity Affiliates

The Company, from time to time, acquires and disposes of participations in entities to help achieve strategic objectives. The Company’s investments in equity affiliates resulted in total income from earnings of equity affiliates of CHF 3 million in 2003, CHF 6 million in 2002 and CHF 8 million in 2001.

The Company invests in equity affiliates to support and supplement the growth of its core business. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.

The Company’s most significant investments in equity affiliates as of December 31, 2003 are a 50 percent interest in each of CIMO Compagnie Industrielle de Monthey SA and Daihan Swiss Chemical Corp. CIMO Compagnie Industrielle de Monthey SA is a joint venture with Syngenta that provides infrastructure services and utilities to the partner’s manufacturing facilities in Monthey Switzerland. Daihan Swiss Chemical Corp. is a joint venture with Daihan Color Ind. Co., Ltd., which has a pigments facility in Ulsan, Korea, and makes classical pigments for inks, paints, plastics and synthetic fibers.

In order to optimize the Plastic Additives Segment’s global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd., increasing its holding from 50 percent to 60 percent. As a result, beginning in 2001, its operations have been consolidated with those of the Company. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an internationally active chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received of CHF 62 million approximated the carrying value of the investment at the date of sale.

Company Strategy

The key components of the Company’s strategy to drive profitable growth and to maximize value for its shareholders are to place the customer first, offer leading edge innovation, aim for best-in-class manufacturing, and attract, develop and retain the very best people. Placing the customer first involves utilizing an industry-focused organization that is closely aligned with customers’ industries. A focus on leading edge innovation enables the Company to make everyday products better and makes breakthrough products possible. The Company offers its customers both significant innovation as well as steady improvements by fostering a creative culture and by sharing and leveraging its core competencies. In aiming for best-in-class manufacturing, the Company seeks lowest-cost manufacturing coupled with focused capital expenditures, while maintaining an overriding policy of ‘safety first’. A single, streamlined global supply system supports both manufacturing and customer supply concerns, and increases efficiency across the Company.

Competition

The Company competes in the global specialty chemicals market. Its major competitors include BASF, Bayer, Buckman, Clariant, Cognis, Croda, Crompton, Cytec, Degussa, Dow, GE Water Technologies, Great Lakes, Hercules, Johnson Polymer, Lubrizol, Nalco, Rhodia, Rohm & Haas, SNF Floerger and Stockhausen.

Plastic Additives

Overview

Plastic Additives’ products maintain and improve the desirable properties, or suppress the adverse properties, of plastic, oil and lubricant materials and improve the stability of these materials during processing, thereby facilitating or improving the efficiency of industrial processes. In addition, additives can improve quality and provide long-term stability and economical viability of final industrial and consumer products by, for example, protecting products against aging, corrosion or wear.

Plastic Additives’ business has for many years experienced strong growth and profitability resulting from its leadership in the additives markets. The Segment is the leading supplier of stabilizers and stabilizer systems to the plastics industry. In addition, the Segment is a leading supplier of ashless antioxidants and extreme pressure and antiwear agents to the lubricant industry.

Plastic Additives is managed as an integrated global business and primarily focuses on three market segments: (i) Polymer Products, (ii) Base Polymers, and (iii) Process and Lubricant Additives

The additives market is affected by shorter-term economic and industrial cycles experienced by its customers, particularly in the plastics and oil industries, which in turn are dependent on the automotive, construction and packaging industries. Increasing environmental and safety regulations governing the industries of the Company’s customers have also affected the additives market. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The Company’s products are developed for sensitive applications, such as use with food and drinking water. These applications are subject to a higher degree of regulatory control. Other regulatory initiatives being introduced in the area of environmental control (for example, the removal of volatile organic chemicals) have led to the reformulation of some products and greater engineering oversight in production by the Company.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Plastic Additives for the years ended December 31, 2003, 2002 and 2001.

(amounts in millions of CHF, except percentages)	2003	2002	2001

Total Segment net sales	1 722	1 813	1 834
Operating income	178	245	275
Capital expenditures	59	86	80
Research and development expenditures	82	81	73
Contribution to the consolidated Company net sales from continuing operations, in percentage	25.9%	25.6%	24.9%

Products

Plastic Additives’ products add value to the polymer and lubricant industries. The Segment’s product offerings for the polymer industry include:

•	Polymer Protection products such as antioxidants, processing stabilizers, UV absorbers and hindered amine light stabilizers (HALS);

•	Special Effects such as antifogging agents, antistatic agents, slip agents, antimicrobials, clarifying agents, shelf life extension, flame retardants, optical brighteners and additives for degradable plastics;

•	Products for Polymer Recycling such as antioxidants and light stabilizer systems;

•	Specialized product forms and multi-component product packages, which simplify the incorporation process and improve worker hygiene and resin quality; and

•	Products for Polymer Design such as polymerization regulators.

The Segment’s leading product lines in the polymer protection category are Ciba® IRGANOX® antioxidants, Ciba® IRGAFOS® processing stabilizers, Ciba® FIBERSTAB® L phenol-free processing stabilizers, Ciba® IRGASTAB® FS phenol-free processing stabilizers, Ciba® CHIMASSORB® light stabilizers/UV absorbers, and Ciba® TINUVIN® light stabilizers/UV absorbers.

In addition to the Segment’s traditional Ciba® IRGANOX® heat stabilizer range, Ciba® IRGANOX® HP and Ciba® IRGANOX® XP are examples of how additives support the polymer industry with new, innovative products and services. Both the Ciba® IRGANOX® HP and Ciba® IRGANOX® XP ranges combine HP-136, the Company’s innovative lactone technology, with established high-performance phosphites. Some examples of applications for these products are Ciba® IRGANOX® HP, which stabilizes polyurethane foams and protects polyolefin during processing.

The Ciba® IRGAFOS® processing stabilizer range ensures efficiency in processing and maintenance of polymer properties across a broad range of processing conditions.

Ciba® FIBERSTAB® L & Ciba® IRGASTAB® FS phenol-free processing stabilizers systems set a new standard in the processing stabilization of polyolefin fibers with excellent gas-fade resistance. They provide outstanding processing stability to polyolefin fibers while virtually eliminating any gas-fade discoloration that may occur when phenolic systems are used. The systems also provide good long-term thermal stability and enhanced light stability. Ciba® FIBERSTAB® L is particularly suited for PP fiber applications such as carpets and hygienic non-wovens.

Ciba® TINUVIN® light stabilizers/UV absorbers constitute a complete range of products for providing light stability to polyolefins, engineering plastics, adhesives and elastomers. Examples of new innovative products include Ciba® TINUVIN ® 123 S as the preferred solution for demanding polyolefin outdoor applications and Ciba® TINUVIN® 1577 as the innovative UV absorber for glazing, thin films and laminates.

Ciba® POLYAD® customer-specific blends are multi-component additive packages in easy-to-handle forms.

The Segment’s leading product lines in the special effects additives category are ATMER™ — antifogging agents, Ciba® IRGASTAT and ATMER™ — antistatic agents, ATMER™ SA — slip agents, Ciba® IRGAGUARDTM antimicrobial line, including Ciba® IRGAGUARDTM A — antialgae and Ciba® IRGAGUARDTM B — antibacterial, and, Ciba® IRGACLEAR® F— antifungal antimicrobials, Ciba® IRGACLEAR® — clarifying agents, Ciba® SHELFPLUS® — shelf life extension, Ciba® FLAMESTAB®NORTM and, Ciba® MELAPUR® — flame retardants, Ciba ®TINUVIN ® FR flame retardant / light stabilizer combinations and Ciba® UVITEX® optical brighteners.

The Segment is adding to its polymer product offerings by branching out from its core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. With a new focus on surface modification, the Segment is improving materials with special physical effects, thereby improving surface properties and product performance. A step in this direction has been the expansion of an antistatic and antifogging product range, which modifies surfaces to temper the buildup of static charge or water as fog.

The novel agricultural growth promoter Ciba®SMARTLIGHT® RL100 utilizes photo-selective properties of the product to improve crop quality and productivity.

Ciba®IRGAZONE 997, launched in 2003 for rubber applications, represents a new technology that offers protection against ozone, fatigue and oxygen, with non-staining properties and extraction resistance.

With Ciba® IRGAMODTM 195,a highly effective multifunctional additive for PET was launched. The product optimizes PET manufacturing and delivers improved product properties.

The trend of plastics replacing other materials, such as glass and wood, is expected to continue. This offers the Segment opportunities to further work with customers to develop new applications for the Segments products, for example, in the automotive industry where engineered plastics are replacing traditional materials. In addition, in the area of base polymers the Segment is continuously expanding its services businesses area to provide customers with tailor-made additives blends as part of a market approach that emphasizes customer contact and quick response times.

To cope with the increased temperature stress in modern engine oils, two new high temperature antioxidant systems, Ciba* IRGANOX* L 93 and Ciba® IRGANOX® L94 were introduced.

In 2001, Plastic Additives introduced “CIBA EXPERT SERVICESTM” which enhances the customers’ business performance via the delivery of knowledge-based services. This is accomplished by applying a global services network possessing Plastic Additives’ comprehensive expertise and experience in the plastics industry. “CIBA EXPERT SERVICESTM” is an innovative business approach drawing on more than 50 years of experience in supporting the Company’s global plastics business. This well recognized know-how and experience is now available on the open market. In 2003, “CIBA EXPERT SERVICESTM” was further expanded and now offers a comprehensive selection of services which include Color, Educational, Environmental, Regulatory, Safety and Testing Services to the chemical and pharmaceutical industry.

For the lubricant industry, the Segment offers:

•	Single components for engine oils and industrial lubricants such as antioxidants, extreme pressure/antiwear additives, friction modifiers, corrosion inhibitors and metal deactivators;

•	Services such as pre-blends; and

•	Additives packages for industrial lubricants.

In the Process and Lubricant Additives business, the focus is on working with customers to develop additives for lubricants, such as Ciba® IRGALUBE® F10, that enhance the performance of engine oils while providing environmental benefits.

Management is of the opinion that products such as additives for plastics recycling and ashless antioxidants for lubricants are becoming more important with increased environmental awareness and regulation.

Customers and End-User Markets

In 2003, end-user markets such as the packaging industry accounted for approximately 28 percent of the Segment’s sales, the construction industry for 20 percent, the durable goods for 10 percent, the automotive industry for 8 percent, the agricultural industry for 7 percent and the lubricants industries for 10 percent. A number of other smaller end-user markets account for the remaining 17 percent of the Segment’s sales. The top ten customers of the Segment accounted for approximately 33 percent of the Segment’s 2003 sales.

Research and Development

Plastic Additives spends approximately 4 percent of sales each year on research and development activities (CHF 82 million in 2003). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Management is of the opinion that Plastic Additives has a growing product pipeline. The goal is to further improve sales with innovative products and to protect product and application innovations by appropriate patents. Products currently being developed include new classes of light stabilizers, anti-static additives, process stabilizers for plastics, flame retardants and process chemicals for reactive monomers.

Research and development activities focus on new product development as well as process improvements that aim at lowering costs and increasing productivity, speeding time-to-market of new products and improving responsiveness to customers by increased integration of manufacturing processes with the Segment’s distribution network.

Coating Effects

Overview

Coating Effects develops, manufactures and markets additives, pigments, pigment and additive concentrates for the coatings, printing, imaging, plastics, synthetic fibers, and information storage industries. Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries.

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

Additives maintain or improve the desirable properties, or suppress the adverse properties, of materials and improve the stability of these materials during processing, thereby facilitating or improving the efficiency of industrial processes. In addition, additives can improve quality and provide long-term stability and economical viability for the final product by, for example, protecting the product against aging, destruction or wear.

Growth in the global pigments market tends to track Gross Domestic Product (GDP) development. There is a move towards high value pigments and improved additives as customers upgrade their products and the technical performance requirements of the colorants and additives they incorporate in their formulations. Changes in technology in the customer base provide opportunities for new products, for example in the fast changing electronics industry. In recent years, environmental pressure to replace heavy metals such as cadmium and lead has led to an increased demand in organic pigments. The impact of the low volatile organic content (VOC) regulations is that solvent usage is being reduced in the printing ink and coatings industries with alternative technologies, such as UV-curing, powder coatings, high solid paint systems and water-based systems. With the Segment’s current portfolio and innovation projects, the Company believes the Segment is well placed to take advantage of these trends. There also is a need for products which make processing easier and more cost effective for customers, in all the traditional served industries. In particular, there is a focus on ease of product handling, for example, low dusting colorants and additives. The Segment’s range of products includes liquid forms, granules, dispersions and concentrates. As pigment manufacturers have traditionally had strong market positions in particular colors (for example, the Segment has a strength in high performance, opaque red pigments used in automotive paint), color trends can benefit particular producers while negatively affecting others.

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

The additives market is affected by shorter-term economic and industrial cycles experienced by its customers, particularly in the coatings industry, which in turn is dependent on the automotive industry. Increasing environmental and safety regulations governing the industries of the Company’s customers also have affected the additives market. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The Company’s products are developed for sensitive applications, such as use with food and drinking water. These applications are subject to a higher degree of regulatory control.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Coating Effects for the years ended December 31, 2003, 2002 and 2001.

(amounts in millions of CHF, except percentages)	2003	2002	2001

Total Segment net sales	1 807	1 920	1 944
Operating income	300	341	312
Capital expenditures	79	74	66
Research and development expenditures	95	100	96
Contribution to the consolidated Company net sales from continuing operations, in percentage	27.2%	27.1%	26.4%

Products

The Segment’s leading colorant product lines include the high performance pigments, Ciba® IRGAZIN®, Ciba® CINQUASIA® and Ciba® CROMOPHTAL®, used in coatings, inks, plastics and synthetic fibers, the IRGAPHOR®, functional dye products used for optical information storage (CD-R and DVDR) and Ciba® IRGALITE® classical pigments used primarily in printing inks. The Segment also produces pigment dispersions and masterbatches. The Segment’s management is of the opinion that its Diketo-Pyrrolo-Pyrrol (DPP) technology offers distinct advantages to users of its high performance pigments for coatings and plastics. DPP pigments are currently being used in automotive paints and high performance plastics materials. Current environmental pressure on cadmium pigments opens up good growth opportunities for DPP pigments in the plastics industry. The Segment does not believe it has yet fully exploited the benefits of DPP technology in the automotive industry or in other paint, plastics or inks applications.

The Segment’s leading additives products lines include, Ciba® TINUVIN® light stabilizers for coatings, inks and photographic applications, Ciba® IRGACURE® photoinitiators and photoinitiators blends for ultraviolet curing of coatings, paints, inks and electronic materials and the environmental friendly polymer specialty rheology agents and dispersants for coatings. The Segment also offers stabilizers and process chemicals for photographic and photo-reproduction systems, algaecides for antifouling and dispersion paints. Management is of the opinion that products such as photoinitiators for solvent-free coatings are becoming more important with increased environmental awareness and regulation.

Customers and End-User Markets

In 2003, Coating Effects supplied pigments and additives to the paint and coatings industries, the printing ink industry, the plastics industry, the synthetic fibers industries and the electronic materials industry. The top ten customers of the Segment accounted for approximately 29 percent of the Segment’s 2003 sales.

In 2003, the end-user markets such as the automotive industry accounted for approximately 22 percent of the Segment’s sales, the imaging and publication industry for 17 percent, the packaging industry for 17 percent, the electronics industry for 14 percent and the construction industry for 12 percent of the Segment’s sales. A number of other smaller end-user markets account for the remaining 18 percent.

Consolidation and globalization have occurred in certain of the customer industries served by the Segment, particularly in the coatings and printing ink industries. The effect of such consolidation and globalization is that pricing pressure is exerted on suppliers.

Research and Development

Coating Effects spends approximately 5 percent of sales each year on research projects (CHF 95 million in 2003). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Pigment products currently being developed by the Segment include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments for optical storage and color filters. The Segment is also developing colorants for digital ink jet printing on paper and plastic.

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

Certain patents covering some of the Segment’s important products such as a hindered amine light stabilizer and an algaecide expired in 2001. In addition one of the photoinitiator patents for ink applications expired in 2003. Management is of the opinion that expiration of these patents will only have a limited effect on its result of operations because of the Company’s level of customer service associated with these products and processes. Although patent protection for part of the DPP product range expired in 2003, the Company has newer patents covering more recently launched or yet to be launched products.

Water & Paper Treatment

Overview

Water & Paper Treatment products and services for the paper and board industry increase the speed, run-ability and quality of the paper making process (retention and drainage aids, fixatives), improve the visual appearance, optical properties and printability of the paper (paper whiteners, paper coloration, coating additives and surface modifiers), impart water, oil and grease resistance (barrier effects and sizing), and provide stable images on carbonless and thermal papers.

The products and services offered in in the area of water treatment improve the separation of solids from liquids, purify water and dewater sludge for disposal. In extractive and process technologies, the Segment’s products improve the efficiency of oil processing. The Segment also serves a number of niche markets including soil additives where products improve plant nutrition and soil fertility, and performance intermediates where high purity specialty monomers are supplied by the Segment for various applications (e.g. rubbers and adhesives). Water & Paper Treatment is one of the leading global suppliers to the paper industry and the municipal and industrial waste-water treatment industries and is managed as an integrated global business.

The Water & Paper Treatment market has been affected by increasing environmental and safety regulations, which govern the industries of the Company’s customers. These regulations have resulted in an increased demand for more innovative products with lower environmental impact.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Water & Paper Treatment for the years ended December 31, 2003, 2002 and 2001.

(amounts in millions of CHF, except percentages)	2003	2002	2001

Total Segment net sales	1 349	1 409	1 486
Operating income	85	98	65
Capital expenditures	42	35	52
Research and development expenditures	27	29	34
Contribution to the consolidated Company net sales from continuing operations, in percentage	20.3%	19.9%	20.2%

Products

In the paper industry, there is an ongoing demand for more efficient production processes and this is where Ciba’s patented technologies such as the Ciba® TELIOFORMTM retention and drainage aid system and Ciba® PERGAFASTTM Color Developer for the Color Former market bring value to customer. At the same time consumers are demanding more innovative paper products and here the Company’s range of effect chemicals — whiteners, colors, color formers & barrier effects — allow the Company to be a leading innovator in meeting consumer requirements. The rapid change of technology, the globalization of the customer base and the growing importance of emerging economies are likely to shape the future direction of these markets. Of particular importance are the growing environmental regulations, which are expected to contribute to a growth in chemical demand in excess to that of the paper and board industry.

The Segment develops, produces and sells the following products to the water treatments market segment: Ciba® ZETAGTM, Ciba® MAGNAFLOC® and Ciba® MAGNASOLTM polyacrylamide polymers, organic coagulants, and poly acrylic acid polymers. The main usage of these products is as flocculants for the separation of solid particles from water. The water treatments product range also includes Ciba® IRGATREATTM specialty formulations for the full range of water purification and conditioning applications, dispersants to reduce the viscosity and to increase the performance of inorganic pigments and fillers in water systems, monomers as building blocks used in water treatment, mineral recovery, adhesives, synthetic fibers and antistatic finishes as well as Ciba® LIBFER® iron chelate to correct deficiencies in crops grown intensively.

Customers and End-User Markets

In 2003, Water & Paper Treatment supplied products and services to the paper and board, municipal and industrial waste water treatment industries. The top ten customers of the Segment accounted for approximately 19 percent of the Segment’s 2003 sales.

In 2003, end-user markets such as the paper and board industry accounted for approximately 52 percent, the waste water specialties industry accounted for 19 percent, the extractives and process technologies industry accounted for 12 percent and the agricultural industry accounted for 3 percent, of the Segment’s sales. A number of other smaller end-user markets accounted for the remaining 14 percent of Segment sales.

Research and Development

Water & Paper Treatment spends approximately 2 percent of sales each year on research and development activities (CHF 27 million in 2003). The Segment’s integrated R&D philosophy is aimed at:

•	developing process/production technology to improve the profitability of the acrylic based technologies;

•	developing targeted new offerings; and

•	expanding/transforming to novel high value added markets by exploiting existing and emerging technologies.

Textile Effects

Overview

Textile Effects develops, manufactures and markets organic and inorganic synthetic dyes and other chemicals for natural and synthetic fibers, focusing on cellulose, polyester, wool and polyamide and their blends.

Based on 2003 sales, management estimates that the Segment Textile Effects is one of the largest textile effects businesses in the world. The Segment is the world’s second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, the second largest manufacturer of reactive dyes and disperse dyes for polyester, and one of the leading suppliers of textile chemicals to the textile industry. Other major product offerings to these industries are whiteners, antimicrobials, UV (ultraviolet) protection products and auxiliaries for textile processing and finishing for the textile industries. The textile chemicals business provides customers with an integrated range of products and services for fabric processing and finishing, including sizing, pretreatment, dyeing and printing auxiliaries, whiteners, comfort and easy care, UV protection, oil and water repellents, flame retardants and coating chemicals.

Demand for textile dyes and chemicals is mainly driven by developments in the textiles markets, such as fashion trends, the level of personal disposable incomes and by environmental regulations. The textile industry continues to shift to Asia, and even within Asia production of textiles is moving from higher wage countries (such as Japan, South Korea and Taiwan) to lower wage countries, particularly those with fast growing internal markets (such as China, India and Vietnam).

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Textile Effects for the years ended December 31, 2003, 2002 and 2001.

(amounts in millions of CHF, except percentages)	2003	2002	2001

Total Segment net sales	1 401	1 544	1 673
Operating income	69	142	181
Capital expenditures	29	34	32
Research and development expenditures	32	36	39
Contribution to the consolidated Company net sales from continuing operations, in percentage	21.1%	21.8%	22.7%

Products

The Segment’s leading dyestuffs product lines include CIBACRON® reactive dyes for cellulose, Ciba® LANASET® and Ciba® NEOLAN® dyes for wool, Ciba® TECTILON® acid dyes for carpet and Ciba® TERASIL® and Ciba® TERATOP® disperse dyes for polyester. In addition, the Segment manufactures vat and direct dyes for cellulose, and cationic dyes for polyacrylonitril. The Segment’s leading textile chemical product lines include Ciba® UVITEX® whiteners for textiles, CIBATEX® UV absorbers for the protection of textiles against ultraviolet radiation; Ciba®YROVATEX® flame retardants and Ciba® ALCOPRINT® print thickeners. In February 2002, a global cooperation agreement between Ciba and Invista was announced. The agreement enables both companies to share intellectual and technical resources and serve the increasingly sophisticated needs of the consumer for easy care and other effects. It includes Ciba® OLEOPHOBOL® fabric protector products for protection against stains as well as access to DuPont’s TEFLON® brand.

The Segment’s core European markets are experiencing a plateau in demand, however, substantial growth opportunities continue in Eastern Europe, Asia and Latin America.

Customers and End-User Markets

Textile Effects supplies the clothing/apparel, home furnishing and industrial textile industries (including automotive textiles). In 2003, the top ten customers of the Segment accounted for approximately 8 percent of the Segment’s sales. The customer base of the textile dyes market is highly fragmented. In 2003, the end-user markets of the fibers, carpets, textiles industries accounted approximately for substantially all of the Segment’s sales with the automotive industry accounting for a small percentage. While the clothing/apparel industry is predominant in Asia, the automotive textiles and the carpet industry is focused primarily in North America and Europe.

Research and Development

Textile Effects spends approximately 2 percent of sales each year on research projects (CHF 32 million in 2003). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Textile dyes currently being developed by the Segment include reactive dyes with improved ecological and economical performance, a range of economically and technically superior reactive dyes for printing, a range of wetfast reproducible and economical disperse dyes, metal free dyes for polyamide and wool, replacements for indigo, and sulphur and naphthol dyes. Textile chemicals currently being developed by the Segment include ecologically improved flame retardants, more efficient ultraviolet (UV) absorbers and optical brighteners, economical oil and water repellents, range of improved products for Easy Care and the whole process chemicals range to increase the efficiency and simplify dyeing and printing processes. The Segment’s R&D focus also includes technologies geared towards new effects, such as microencapsulation, application of nanoparticles and use of biotechnological processes.

Home & Personal Care

Overview

Home & Personal Care is managed as an integrated global business and develops, manufactures and markets products for two end-use industries: (i) home and fabric care and (ii) personal care. Among its major product offerings into these industries are whiteners for detergents, antimicrobials providing hygiene benefits for home and fabric care and personal care products; UV (ultraviolet) absorbers for fabric and personal care as well as specialty colors for home and personal care products. Based on 2003 sales, management estimates that Home & Personal Care is the leading global manufacturer of whiteners and the leading provider of antimicrobials of hygiene, mainly to the personal care industry. Home & Personal Care is dedicated to the production of high value chemical ingredients for manufacturers of non-durable home and personal care consumer goods.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Home & Personal Care for the years ended December 31, 2003, 2002 and 2001.

(amounts in millions of CHF, except percentages)	2003	2002	2001

Total Segment net sales	367	399	430
Operating income	32	56	67
Capital expenditures	18	18	25
Research and development expenditures	31	30	24
Contribution to the consolidated Company net sales from continuing operations, in percentage	5.5%	5.6%	5.8%

Products

The Segment’s leading product lines include Ciba® TINOPAL® whiteners for detergents; Ciba® TINOSORB® UV absorbers for the protection of skin against ultraviolet radiation; Ciba® IRGASAN®, Ciba® IRGACARE® and Ciba® TINOSAN® antimicrobials providing hygiene benefits in soaps, toothpaste, detergents, and disinfectants; Ciba® SALCARE® rheology modifiers and conditioning polymers; Ciba® TINODERM® carrier systems for personal care applications; and Ciba® TINOTEXTM laundry additives for comfort enhancement.

The Segment’s main product categories and their characteristics can be broadly summarized as follows:

Whiteners are supplied to the detergents industry. In detergents, the demand for whiteners has stagnated in the European, United States and Japanese markets, while the emerging markets of Asia and South America continue to show signs of growth.

Hygiene effects are high value-adding antimicrobial ingredients supplied to the personal care, home and fabric care industries. Main applications include soaps, deodorants, toothpastes, dishwashing liquids, detergents and disinfectants for hospitals and medical purposes. The Segment’s antimicrobial solutions IRGASAN®, IRGACARE® and TINOSAN® continue to be recognized as the industry standard for efficiency, performance and safety by key customers.

Ultraviolet (UV) absorbers are supplied to the fabric, cosmetic and hygiene industries. UV absorbers are used to provide protection to the skin against the harmful effects of ultraviolet A (UVA — long wave-length) and ultraviolet B (UVB — short wave-length) radiation, both of which are identified as high-risk causes of skin cancer. UV absorbers are manufactured for use in a variety of products applied directly to the skin, including sunscreens and lotions and are as well used in detergents. Growth prospects are particularly strong in regions where concern for effective broadband (both UVA and UVB) protection from sunlight is high.

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

Customers and End-User Markets

In 2003 Home & Personal Care supplied the home and fabric care and the personal care industries. The top ten customers of the Segment accounted for approximately 62 percent of the Segment’s 2003 sales. The home and fabric care market is dominated by a small number of large global customers with strong purchasing power and a desire to form strategic alliances with innovative suppliers.

In 2003, the end-user markets for home and fabric care accounted for the majority of the Segment’s sales, with the cosmetic and hygiene industries accounting for the remainder.

Research and Development

Home & Personal Care spends approximately 8 percent of sales each year on research and development activities (CHF 31 million in 2003). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment’s sales with “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Products recently developed by the Segment include new UV absorbers for sunscreens, a new photobleach agent for laundry detergents, a new class of oxidation catalysts for use in Home & Fabric Care applications and new nanocolloid encapsulated active ingredients for skin care products.

Manufacturing

The Company has 60 manufacturing sites in 23 countries in important regions of the world. Currently, 39 of these sites are used primarily for chemical synthesis and the others are used to manufacture formulations that meet customer specific requirements. Europe and North America account for over 80 percent of the fixed asset base of the Company, with nearly 70 percent of the Company’s assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company’s major manufacturing facilities have qualified for International Organization for Standardization (“ISO”) 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in three non-consolidated joint ventures, all in Asia.

The Company’s production costs, excluding raw materials, amounted to approximately 23 percent of sales in 2003, 23 percent of sales in 2002 and 23 percent in 2001.

In recent years, the Company has achieved significant capacity increases at its facilities, through process and production improvements. For example, through de-bottlenecking, production capacities have been increased for high performance pigments, whiteners and antioxidants and newly developed production processes have increased capacities for hindered amine stabilizers and antimicrobials. The Company’s manufacturing facilities generally operate within a range of sixty to eighty percent of capacity. Management is of the opinion that capacity utilization provides adequate growth potential. However, improved asset utilization is a priority for the Company generally and the Company conducts an ongoing monitoring study of capacity utilization on a cross-segmental basis to improve asset utilization. For example, the Company closed its formulations sites at Mississauga, Canada and at Barberà de Vallès, Spain and moved the respective production activities to other sites in the NAFTA region and in Europe. The Company’s manufacturing strategy is to be a low cost producer, to increase productivity and to concentrate production on higher value-added products. To this end, after a period of considerable investments in new facilities, all Segments plan to focus capital expenditure on capacity, product and process improvements with a total spending of more than CHF 500 million in the next 5 years. For example Textile Effects will spend CHF 15 million to streamline their dyestuff production facilities at Basel.

Plastic Additives is investing in the Hindered Amine Stabilizer area, primarily in the NAFTA region. These projects are expected to be completed in 2004, with a total estimated total cost of approximately CHF 70 million.

Coating Effects invested between 1999 and 2001 approximately CHF 280 million in new manufacturing facilities in the United Kingdom and the United States for granules, DPP and Quinacridone pigments and is investing CHF 30 million in a new production unit for DPP pigments at Monthey, Switzerland. Coating Effects will invest another CHF 10 million to increase their Benzotriazol capacities at McIntosh, USA and Lampertheim, Germany.

Water & Paper Treatment invested, from 1999 to 2001, approximately CHF 80 million in a production site in West Memphis, Arkansas, United States, which allows for backward integration in the field of cationic monomers. During the period from 2002 to 2004, Water & Paper Treatment’s expects to invest more than CHF 40 million to upgrade its production site at Bradford, United Kingdom and West Memphis, Arkansas, United States.

Textile Effects invested approximately CHF 14 million from 1998 to 2000 in a consolidated production joint venture in Thailand and is investing another CHF 7 million to increase the capacity. In addition, Textile Effects has implemented a new Key Manufacturing Base Concept in Panyu, China, which was finished in 2002, at a total cost of approximately CHF 15 million.

Home & Personal Care invested approximately CHF 10 million in Grenzach, Germany and Basel, Switzerland in a production facility for a new UV absorber for skin protection, which was completed in 2002.

The Company is strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. For example, Coating Effects invested CHF 5 million from 2002 to 2003 to increase the capacity for classical pigments at Qingdao, China and Plastic Additives started in 2003 the production of UV absorbers at their Goa site in India.

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

All distribution and order processing, warehousing and transportation are centrally managed by the Supply Chain Services unit on behalf of the Segments.

Shared order desks on a regional/country level service all Segments with regards to order taking and processing, shipping and invoicing. A global network of warehouses and distribution centers, both externally and internally operated, ensures adequate coverage of the Company’s distribution requirements. Contracts with major transport partners are negotiated/managed centrally. The strategy is to significantly reduce the number of partners in this field with the ultimate goal to co-operate with one global Lead Logistics Provider for all intercontinental transports.

In 2000, the Company was one of the first chemical companies to offer a comprehensive e-business service to all its customers: mybusiness@cibasc. The site is a secure, user-customized one-stop shop which lets customers place and track orders from all Segments, get access to product and safety information, receive technical support and learn about new applications. mybusiness@cibasc is available in over 10 languages and has over 15 000 active users in 140 countries. In addition, the Company participates in Elemica, a specialized business-to-business exchange that allows the Company, in one step, to link its Enterprise Resource Planning system directly to those of major suppliers and customers, allowing the Company to achieve higher efficiency and reduce supply-chain costs.

The Company is focusing production and process development efforts on better integration of the manufacturing process with the supply chain in order to increase customer responsiveness while at the same time reducing inventories by increasing the volume of products shipped directly from the production facility to the customers.

Sourcing of Raw Materials

The Company purchases a large number of raw materials and intermediates from third parties around the world for its manufacturing processes, and strives to optimize the supply chain for each Segment. Raw material costs represent a significant component of the Company’s cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. The Company has limited backward integration and has out-sourced production where economically feasible.

In 2003, the Company experienced a slight overall increase in its cost for raw materials due to significantly higher oil and feedstock prices. The Segments have been able to source more raw materials and intermediates from newly established sources in Asia allowing the Company to stabilize the cost of raw materials. At least for the near future, the Company expects a continuation of this trend and also the opportunity to source more raw materials from new sources. The Company also is adjusting its currency portfolio to mitigate exchange rate fluctuations in 2003.

Although the Segments purchase certain raw materials from single suppliers, management does not believe that the loss of any supplier would have a material adverse effect on the Company’s business or financial condition.

Intellectual Property

Where appropriate, the Company protects its new products and processes by obtaining patents and registering trademarks in selected regional markets. The Company has over 19 000 granted patents and pending applications world-wide and has trademark protection for approximately 400 product names. The Company continues to experience a constant increase in intellectual property conflicts, either initiated by the Company or by third parties. The Company relies on its know-how and technical expertise in many of its manufacturing processes to develop and maintain its market position. Management is of the opinion that intellectual property rights as a sole measure do not create a sustainable competitive advantage in the specialty chemicals industry. The Company’s ability to extract the maximum value from its patent protected products and processes is dependent upon the Company’s ability to apply its technical expertise in its manufacturing processes to meet customer requirements. In general, the Company historically has not licensed or sold its intangibles to third parties. In addition, separate cash flow streams cannot, in general, be identified with intangible assets separately from the cash flows associated with the related productive assets. The value of internally developed patent and process protection is, therefore, generally inseparable from the Company’s productive assets and processes.

In connection with the Spin-off, Novartis assigned to the Company certain patents relating to the specialty chemicals business. Pursuant to the Master Spin-off Agreement, Novartis also granted the Company a non-exclusive royalty-free worldwide license with respect to (i) certain patents that were originally registered by Ciba-Geigy’s central research department and (ii) those patents remaining with Novartis which the Company was using, or had a specific plan to use, at the effective date of the Spin-off. The Master Spin-off Agreement also provides that Novartis and the Company may enter into other arrangements with respect to certain patents pursuant to which royalties would be payable. Although relative exclusivity can be maintained for certain products following patent expiration through know-how and technical expertise, the expiration of a basic patent can result in intense competition, including from lower cost producers, and erosion of profit margins. Prior to and following expiration of the basic patent for a key product, the Company will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used. Management is of the opinion that the loss of patent protection for any particular product or process would not have a material adverse effect on the Company’s results of operation or financial condition.

The Company and Novartis also entered an agreement regarding the use of the name and trademark “Ciba”. Pursuant to such agreement, the Company and its subsidiaries and affiliates may use “Ciba Specialty Chemicals” as part of their registered corporate names, while Novartis may continue to use the name “Ciba” in connection with the Ciba Vision Group and in some other special cases. The Company and its subsidiaries and affiliates are entitled to use the “Ciba” trademarks and trade names outside of the core business of Novartis (defined as pharma specialties, pharma over-the-counter and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis is entitled to continue to use trademarks and trade names containing the term “Ciba” as they are currently used and to use new and existing trademarks and trade names containing the term “Ciba” to market the “Ciba” line of pharmaceutical products and for products and services of the Ciba Vision Group.

Industry Regulatory Matters

Production and marketing of chemical substances are regulated by national and international laws. Although almost every country has its own legal procedure for registration and import of chemical substances, the most significant to the Company’s business are the laws and regulations in the European Union, the United States and Japan, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemicals list of the Japanese Ministry of Trade and Industry. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative requirements may exist.

The Company also actively seeks approvals from the United States Food and Drug Administration (“FDA”) for certain specialty chemicals that it produces, principally where the Company’s management is of the opinion that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food. The Company has also worked with certain of its customers in a joint effort to obtain FDA approval of the antimicrobial triclosan, which was obtained. On November 21, 2002, the Company announced that a Food Contact Notification became effective for its Ciba® IRGAGUARD™ B 5000 silver-based inorganic antimicrobial, allowing its use as an antimicrobial agent in all types of food contact polymers. IRGAGUARD B 5000 is now listed on the U.S. FDA website. In addition, this product is registered for use under the U.S. EPA’s Federal Insecticide, Fungicide and Rodenticide Act (FIFRA) as a material preservative and antimicrobial agent for use in the manufacture of polymer, plastic and textile products to protect the finished article itself.

Agreements with Novartis in Connection with the Spin-off

Novartis and the Company entered into a Master Spin-off Agreement dated December 20, 1996, which governed the separation of the specialty chemicals business from Novartis. In addition, this agreement, together with certain ancillary agreements, established various interim and ongoing relationships between Novartis and the Company.

Pursuant to the Master Spin-off Agreement, Novartis and the Company provide each other with chemical products and intermediates and certain services, such as provision of utilities, waste handling and security at shared production sites. Such products and intermediates are provided at market prices or, in the absence of market prices, at full cost, and such services are provided at the lower of market price or full cost. In addition, pursuant to the Master Spin-off Agreement, the Company and Novartis agreed on the allocation of taxes relating to the transaction and past operations of the businesses. The Company is responsible for taxes relating to the past operations of entities engaged exclusively in the specialty chemicals business and Novartis is responsible for transaction related taxes and taxes relating to the past operations of entities other than those engaged exclusively in the specialty chemicals business.

Pursuant to the Cooperation Agreement Regarding the Use of “Ciba” as Corporate Name and as a Mark, the Company is permitted to use “Ciba Specialty Chemicals” as part of its registered corporate name, while Novartis may continue to use the name “Ciba” in the Ciba Vision Group and in certain other cases. See “Intellectual Property”.

Novartis and the Company have also entered into certain arrangements with respect to the responsibility for environmental liabilities associated with operation of the specialty chemicals business prior to the Spin-off. See “Environmental Matters.”

Insurance

Management is of the opinion that the Company’s insurance arrangements regarding property, liability and marine are adequate and sufficient.

Organizational Structure

Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its ADSs trade on the New York Stock Exchange (see “Item 9 – The Offer and Listing”).

The following table identifies the Company’s significant subsidiaries, their jurisdiction of incorporation or residence, the Company’s ownership interest in each subsidiary and the principal function of the subsidiary.

	Group Holdings in %	Principal Function of Company

		Selling	Manufacturing	Research	Service, Finance

AMERICAS
Argentina
Ciba Especialidades Quimicas S.A., Buenos Aires	100	•
Bermuda
Chemical Insurance Company Ltd., Hamilton	100				•
Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				•
Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				•
Ciba Specialty Chemicals Investment Ltd., Hamilton	100				•
Brazil
Ciba Especialidades Quimicas Ltda., Sao Paulo	100	•	•
Canada
Ciba Specialty Chemicals Canada Inc., Mississauga	100	•
Ciba Specialty Chemicals Water Treatments Corp., Mississauga	100	•
Chile
Ciba Especialidades Quimicas Ltd., Santiago de Chile	100	•	•
Ciba Especialidades Quimicas Conosur S.A., Santiago de Chile	100	•
Colombia
Ciba Especialidades Quimicas S.A., Bogota	100	•	•
Guatemala
Ciba Especialidades Quimicas, S.A. (ACC), Guatemala	100	•	•
Mexico
Ciba Especialidades Quimicas Mexico S.A. de C.V., Mexico	100	•	•
Panama
Ciba Especialidades Quimicas Colon S.A., Colon	100	•
USA
Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	•	•	•

ASIA-PACIFIC
Australia
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•
Bahrain
Ciba Specialty Chemicals Middle East WLL	100	•
China
Ciba Specialty Chemicals (China) Ltd., Beijing	100				•
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	•	•
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	•	•
Qingdao Ciba Dyes Co. Ltd., Qingdao	94	•	•
Qingdao Ciba Pigments Co. Ltd., Qingdao	91	•	•
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	75	•	•
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	•	•
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•
India
Ciba India Private Ltd., Mumbai	100			•	•
Ciba Specialty Chemicals (India) Ltd., Mumbai(1)	69	•	•
Diamond Dye-Chem Limited, Mumbai(2)	69	•	•

	Group Holdings in %	Principal Function of Company

		Selling	Manufacturing	Research	Service, Finance

ASIA-PACIFIC (continued)
Indonesia
P.T. Ciba Specialty Chemicals Indonesia, Jakarta	80	•	•
Japan
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•
Ciba Specialty Chemicals K.K., Osaka	100	•		•
Musashino-Geigy Co. Ltd., Tokyo	60	•	•
Nippon Alkyl Phenol Co. Ltd., Tokyo	46	•	•
Republic of Korea (South Korea)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	•
Daihan Swiss Chemical Corp., Seoul	50	•	•	•
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•	•
Malaysia
Ciba Specialty Chemicals (Malaysia) SDN. BHD., Klang	70	•	•
New Zealand
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•
Singapore
Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore	100	•
South Africa
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•
Taiwan
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•
Thailand
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•
Ciba Specialty Chemicals Industries Ltd., Bangkok	95	•	•

EUROPE
Austria
Ciba Spezialitaetenchemie GmbH, Hard	100	•
Belgium
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•
Finland
Ciba Specialty Chemicals Finland OY, Helsinki	100	•
France
Ciba Specialites Chimiques SA, Saint Fons	100	•	•
Ciba Specialty Chemicals Masterbatch SA, Saint Jeoire en Faucigny	100	•	•	•
Germany
Ciba Spezialitaetenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•
Ciba Spezialitaetenchemie Holding Deutschland GmbH, Lampertheim	100				•
Ciba Spezialitaetenchemie Lampertheim GmbH, Lampertheim	100	•	•	•
Ciba Spezialitaetenchemie Pfersee GmbH, Langweid/Lech	100	•	•	•
Greece
Ciba Specialty Chemicals Hellas ABEE, Thessaloniki	100	•
Hungary
Ciba Specialty Chemicals Magyarorszag, Kft., Budapest	100	•
Italy
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•
L.A.C. S.p.A., Vanzaghello, Milano	100	•	•
Magenta Master Fibres, S.r.l., Milano	60	•	•	•
Luxembourg
Ciba Specialty Chemicals Finance Luxembourg S.A.	100				•

	Group Holdings in %	Principal Function of Company

		Selling	Manufacturing	Research	Service, Finance

EUROPE (continued)
Netherlands
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				•
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•
EFKA Additives B.V., Heerenveen	100	•	•	•
Ciba Specialty Chemicals Melapur B.V., Heerlen	100			•
Portugal
Ciba Especialidades Quimicas Lda., Porto	100	•
Spain
Ciba Especialidades Quimicas S.L., Barcelona	100	•
Sweden
Ciba Specialty Chemicals Sweden AB, Göteborg	100	•
Switzerland
Ciba Specialites Chimiques Monthey SA, Monthey	100		•
Ciba Spezialitaetenchemie AG, Basel	100	•	•	•
Ciba Spezialitaetenchemie Finanz AG, Basel	100				•
Ciba Spezialitaetenchemie International AG, Basel	100				•
Ciba Spezialitaetenchemie Kaisten AG, Kaisten	100		•
Ciba Spezialitaetenchemie Schweizerhalle AG, Muttenz	100		•
Ciba Spezialitaetenchemie Services AG, Basel	100				•
CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•
Turkey
Ciba Oezel Kimyevi Uerueaenler Sanayi ve Ticaret Ltd., Istanbul	100	•
United Kingdom
Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•
Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•
Ciba Specialty Chemicals Water Treatments Ltd., Bradford	100	•	•	•

(1)	The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai, (“CSCIL”) are listed on the Mumbai Stock Exchange (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2003 was approximately CHF 60 million (INR 2198 million). Ciba Specialty Chemicals Holding Inc. (“CSCH”) made a voluntary offer to the public shareholders of the CSCIL to acquire up to 6 507 594 CSCIL shares, representing the balance of 49% share capital of CSCIL at a price of INR 110 per share. The offer commenced on June 05, 2002 and closed on July 04, 2002. As a result of this offer and the subsequent acquisition of shares of CSCIL, CSCH along with its group company hold 9 200 887 Equity Shares as at December 31, 2003, representing 69.28% of the paid-up share capital of CSCIL.

(2)	Diamond Dye-Chem Limited is a wholly owned subsidiary of Ciba Specialty Chemicals (India) Ltd.

To enhance the readability of this report and because of being less relevant, the share or quota capitals of Ciba group companies are not indicated herein — with the exception of Ciba Specialty Chemicals (India) Ltd., two publicly listed companies.

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

The following table sets forth the Company’s principal manufacturing facilities by geographic region together with the Segment or Segments that maintain principal responsibility for the management and production at the site and the major product lines that each facility is designed to manufacture.

Location	Size in hectares(1)	Major Product Lines

EUROPE
Basel, Switzerland	14	Textile Effects (reactive dyes for cellulose and wool, disperse, vat and acid dyes)
Bradford, United Kingdom	28	Water & Paper Treatment (water treatment and paper chemicals, inks, soil additives, intermediate monomers, rheology modifiers and textile chemicals)
Clayton, United Kingdom	22	Textile Effects (direct, disperse and acid dyes)
		Water & Paper Treatment (specialty chemicals for paper coating)
Grenzach, Germany	52	Home & Personal Care (whiteners, specialty colors, antimicrobials, new businesses, cationic and solvent soluble dyes)
		Coating Effects (high performance pigments)
Grimsby, United Kingdom	19	Water & Paper Treatment (water treatment chemicals)
Heerenveen, Netherlands	2	Coating Effects (defoamers, slip and leveling, high molecular weight dispersants, wetting and dispersing agents)
Huningue, France	12	Coating Effects (high performance pigment preparations, imaging and coating additives)
		Plastic Additives (polymer additives and process and lubricant additives)
Kaisten, Switzerland	59	Plastic Additives (polymer additives)
Lampertheim, Germany	80	Plastic Additives (polymer additives, imaging and coating additives and process and lubricant additives)
Langweid/Lech, Germany	29	Textile Effects (fabric finishing and dyeing and printing auxiliaries)
Maastricht, Netherlands	11	Coating Effects (dispersions and inorganic pigments)
Monthey, Switzerland(2)	11	Home & Personal Care (whiteners)
		Coating Effects (high performance pigments)
Mortara & Trivolzio, Italy	17	Coating Effects (imaging and coating additives)
Paisley, United Kingdom	17	Coating Effects (classical pigments)
Pontecchio Marconi, Italy	12	Plastic Additives (polymer additives and production of insecticides for a third party)
Saint Fons, France	9	Textile Effects (metal-complex and acid dyes)
Saint Jeoire, France	5	Coating Effects (masterbatches)
Schweizerhalle, Switzerland	1	Coating Effects (polymer additives, Imaging and coating additives)
		Textile Effects (standardization)
AMERICAS
Atotonilquillo, Mexico	43	Textile Effects (disperse, basic and acid dyes, textile chemicals)
		Home & Personal Care (whiteners, photobleach)
Camaçari, Brazil	14	Plastic Additives (polymer additives)
Charlotte, North Carolina USA	6	Textile Effects (dyeing and printing auxiliaries)
Estrada do Colegio, Brazil	4	Home & Personal Care (whiteners, fabric finishing)
McIntosh, Alabama, USA	637	Plastic Additives (polymer additives and imaging and coating additives)
		Home & Personal Care (whiteners)
Newport, Delaware USA	15	Coating Effects (high performance pigments)
Puebla, Mexico	22	Plastic Additives (polymer additives and process and lubricant additives)
St. Gabriel, Louisiana USA	81	Textile Effects (reactive and acid dyes)
Suffolk, Virginia USA	89	Water & Paper Treatment (water treatment chemicals)
West Memphis, Arkansas USA	60	Water & Paper Treatment (water treatment chemicals)

Location	Size in hectares(1)	Major Product Lines

ASIA-PACIFIC
Ai-oi, Japan(3)	—	Plastic Additives (polymer additives and imaging and coating additives)
Ankleshwar, India	2	Home & Personal Care (whiteners)
Candra Sari, Indonesia	5	Textile Effects (textile chemicals)
Chiba, Japan(4)	—	Plastic Additives (polymer additives)
Goa, India	14	Plastic Additives (polymer additives)
Isohara, Japan(5)	8	Plastic Additives (polymer additives)
Kaohsiung, Taiwan	4	Plastic Additives (polymer additives)
Mahachai, Thailand	4	Textile Effects (reactive dyes for cellulose)
Panyu, China(6)	5	Textile Effects (textile chemicals)
Perth, Australia	2	Water & Paper Treatment (water treatment chemicals)
Qingdao, China(7)	1	Coating Effects (classical pigments)
Qingdao, China(8)	1	Textile Effects (wool and disperse dyes)
Shanghai, China(9)	6	Plastic Additives (polymer additives)
Ulsan, South Korea(10)	7	Coating Effects (classical pigments)

(1)	One hectare is equal to 2.471 United States acres.

(2)	Most of the infrastructure facilities are shared with Syngenta and Huntsman through a joint venture in which the Company holds a 50 percent interest.

(3)	Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.

(4)	Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.

(5)	Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.

(6)	Venture with Panyu City Shilou Town Economical Development Company Limited, in which the Company holds a 95 percent interest.

(7)	Venture with Qingdao Double Peach, in which the Company holds a 91.4 percent interest.

(8)	Venture with Qingdao Double Peach, in which the Company holds a 94 percent interest.

(9)	Joint venture with Shanghai Gao-Qiao Petrochemical Company, in which the Company holds a 75 percent interest.

(10)	Joint venture with Daihan Color Ind., Co., Ltd., in which the Company holds a 50 percent interest.

The Company’s management is of the opinion that its principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the Company’s needs. Except as disclosed in this Annual Report, the Company does not currently plan to construct, expand or improve facilities significantly.

Environmental Matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 557 million at December 31, 2003 and CHF 614 million at December 31, 2002 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 57 million in 2003 compared to 2002 relates to usage of the provisions of CHF 22 million and mainly to foreign currency exchange rate effects of CHF 35 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 31 million in 2003 (CHF 96 million in 2002), including investments in construction, operations and maintenance and usage of the provision.

In the agreement on the Company’s spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

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

At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project which will take eight to ten years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In October 2003, the Company’s subsidiary in the United States received a letter from the New Jersey Department of Environmental Protection (“NJDEP”) seeking to begin discussions on natural resource damage liability issues (“NRDs”) at the Toms River Site for alleged injury to groundwater. The subsidiary is engaged in on-going settlement discussions with the State to see if it can reach a mutually beneficial settlement to avoid litigation. If a mutual agreement cannot be reached and NJDEP decides to initiate litigation, the Company believes that it has significant defenses to these potential NRD claims.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The planning and remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2003, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

See “Item 3. Key Information—Risk Factors—Environmental laws and regulations may expose the Company to liability and result in increased costs”.

Item 5.   Operating and Financial Review and Prospects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The discussion in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (Management’s Discussion and Analysis) is based on, and should be read in conjunction with Item 3. “Key Information” and the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and are included elsewhere in this Annual Report. For a definition of certain financial terms used herein, see Glossary of Financial Terms at the end of this Management’s Discussion and Analysis. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs (CHF).

Year in review — 2003 compared to 2002

Results of operations	2003	2002

Net sales	6 646	7 085
Gross profit	2 067	2 356
Operating income	571	788
Income from continuing operations	360	406
Cumulative effect of change in accounting principles	(16)	0
Net income	344	406
Earnings per share, basic and diluted:
Continuing operations	5.26	5.92
Cumulative effect of change in accounting principles	(0.23)	0.00
Net income per share	5.03	5.92
Other data
Operating income	571	788
Depreciation and amortization	366	385
EBITDA(1)	937	1 173
Net cash provided by operating activities	1 033	1 038
Free cash flow(1)	728	683
Net debt(1)	1 049	1 463
Shareholders’ equity at year-end	4 245	4 354
Dividend per share(2)	0.00	0.00
Capital reduction per share(2)	3.00	3.00
Key performance ratios
Net sales development	(6)%	(4)%
Net sales development in local currencies	0%	3%
Expressed as a percentage of sales:
Gross profit	31.1%	33.3%
Operating income	8.6%	11.1%
Income from continuing operations	5.4%	5.7%
Net income	5.2%	5.7%
EBITDA	14.1%	16.6%

(1)	EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	For 2003, the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to the shareholders resulting from a capital reduction of CHF 3 per share, which is reflected in the table above. The per share amounts presented above for 2002 reflect that no dividend was paid in 2003, based on 2002 results, as well as the capital reduction approved by the Company’s shareholders in 2003, based on 2002 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6. Directors, Senior Management and Employees — Dividends and Dividend Policy.

Executive summary

The global economic environment continued to present the Company with significant challenges during 2003. Strongly competitive conditions in mature markets such as textile dyes and inks were contrasted by excellent growth in electronic materials and personal care specialties, where the Company was able to benefit from its strong portfolio of effects products. A similar contrast was evident on a geographical basis. The difficult economic environment heavily impacted traditional sales territories. In particular, the delayed effect of the second half recovery in the U.S. did not provide the Company with a respective upturn in 2003. The European markets performed slightly better and although sluggish in certain areas were generally stable. Asia, on the other hand, again confirmed its potential as the platform for growth, driven especially by another excellent year in China.

Certain terminology used throughout this Management’s Discussion and Analysis is described in the Glossary of Financial Terms, which can be found at the end of Item 5. “Operating and Financial Review and Prospects”.

Operational review — Sales stable in local currencies despite adverse environment, profitability declines

Net sales at CHF 6 646 million were stable in local currencies. Sales in Swiss francs were again adversely impacted by unfavorable currency developments. Consequently, sales decreased by 6 percent in Swiss francs. Stable sales in local currencies were achieved in spite of a fiercely competitive sales environment, with Asian competitors benefiting from the weak U.S. dollar. The Company was able to defend volumes through effective marketing strategies and continued focus on higher margin specialty applications, and at the same time exploit new and emerging market areas with stronger demand levels.

In response to difficult competitive conditions, the Company continued to prioritize cash flow generation by further reducing receivable levels, and in the fourth quarter, selectively scaling back certain production operations. This was highly effective in reducing inventory levels with significant positive cash flow being generated as a result. However, this had an adverse impact on profit levels due to higher unabsorbed capacity costs arising from the lower volumes produced during this period.

Profitability was heavily impacted by adverse currency developments during the year. With the exception of the euro, the Swiss franc appreciated against most major trading currencies, notably the U.S. dollar, and to a lesser extent the British pound and the Japanese yen. Further, price concessions of 3 percent were necessary to maintain competitive position. Raw material costs were relatively stable in 2003.

The Company continued to focus on efficiency and productivity improvements, ensuring that operating expenses were stable in local currencies supported by further headcount reductions in low-growth regions. The manufacturing infrastructure was successfully realigned in key areas ensuring that the Company remains well positioned to balance future growth potential with production capabilities. In connection with its “Managing for Growth” initiative in 2003, the Company further expanded its presence in China, where an additional 80 positions have been filled in order to support growing activities in the region.

Gross profit in absolute terms declined from CHF 2 356 million in 2002 to CHF 2 067 million in 2003.

Operating income decreased by CHF 217 million to CHF 571 million compared to CHF 788 million in 2002. Operating income margin was also lower in 2003 at 8.6 percent compared to 11.1 percent in 2002.

Income from continuing operations was CHF 360 million or CHF 5.26 per share in 2003, compared to CHF 406 million or CHF 5.92 per share in the prior year. Net income was CHF 344 million or CHF 5.03 per share in 2003 compared to CHF 406 million or CHF 5.92 per share in the prior year.

The Company’s EBITDA and EBITDA margin, respectively, were CHF 937 million and 14.1 percent in 2003 compared to CHF 1 173 million and 16.6 percent in 2002.

Cash flow review — Strong operating cash flow enables further strengthening of balance sheet

The Company continued its trend of generating net cash from operating activities in excess of CHF 1 billion and increased free cash flow by 7 percent over prior year to CHF 728 million by offsetting the impact of lower operating performance described above with a successful program in the fourth quarter to substantially reduce its net current operating assets. Every segment succeeded in reducing its working capital requirements. Overall inventories and receivables were reduced significantly resulting in the ratio of net current operating assets to sales decreasing significantly to 24.7 percent. The ratio of inventories to sales dropped from 20.4 percent in 2002 to 18.5 percent in 2003 and the ratio of receivables to sales dropped from 14.3 percent in 2002 to 14.1 percent in 2003.

Net cash flows used in financing activities totaled CHF 742 million in 2003 as the result of the Company using its cash flows from operations to further strengthen its balance sheet by reducing debt, to pay a high CHF 3 per share distribution to shareholders and to purchase treasury shares under the share buy-back program initiated in 2003. Net debt as of year-end 2003 was lowered by CHF 414 million, or 28 percent, from year-end 2002. During 2003, the Company repaid CHF 1 084 million of long-term debt at its scheduled maturity, which was partially offset by CHF 715 million proceeds from the issuance of EUR 500 million fixed rate unsecured notes maturing 2018.

Throughout 2003, the Company maintained strong liquidity and at year-end 2003 had a sizeable cash position of CHF 2.4 billion, maintaining its flexibility for future acquisitions.

Due to the Company’s strong financial position, the Board of Directors will propose at the Annual General Meeting of shareholders on February 26, 2004, a CHF 3 per share cash payout through a further reduction of the nominal value of Ciba Specialty Chemicals’ shares, matching the capital reduction that occurred in 2003, which amounted to CHF 206 million.

In connection with a share buy-back program initiated in 2003, the Company purchased 1.3 million treasury shares for CHF 117 million. The Board of Directors will propose at the Annual General Meeting of shareholders on February 26, 2004 that these shares be cancelled; this proposal is subject to shareholder approval.

Significant other events

During 2003, the Company settled a tax-related dispute with Novartis that resulted in an additional CHF 39 million of net income from the release of previously established provisions related to the dispute. In addition, the Company capitalized on the recovery in 2003 of the market value of its investment in Hexcel Corporation by selling its remaining Hexcel Corporation shares, which resulted in a CHF 16 million pre-tax gain on sale. The positive income impact of the above two items were partially offset by the recording of an after-tax charge of CHF 16 million for the cumulative effect of the change in accounting that resulted from the adoption in 2003 of a new accounting standard. Each of the above three items are more fully described elsewhere in this Management’s Discussion and Analysis or in the Company’s Consolidated Financial Statements and Notes thereto.

Critical accounting policies

The Consolidated Financial Statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company’s financial statements and the discussion in this Management’s Discussion and Analysis.

Note 1 to the Consolidated Financial Statements in this Annual Report describes the significant accounting policies and methods used in the preparation of the Company’s Consolidated Financial Statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

Impairment testing of property, plant and equipment, goodwill and other intangible assets

As discussed in Note 1, Summary of Significant Accounting Policies, in the Company’s Consolidated Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.

The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets as well as other factors to determine the fair value of the respective assets. The key variables that management must estimate in determining these expected future cash flows and fair values include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables.

The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

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

The assumptions and conditions for determining the level of the environmental liabilities reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

For further discussion related to environmental matters, see Note 21 to the Consolidated Financial Statements and Item 4 — Information on the Company — Environmental Matters.

Pension and other postretirement benefits

Many of the amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rates of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the markets and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund’s assets are invested; (iii) for future compensation levels, changes in labor market conditions; and (iv) for health care cost trend rates, the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company’s employees.

The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2003 and 2002, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in Note 18 to the Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

Income taxes

Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between the book and tax bases of assets and liabilities, as well as the effects of net operating losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carryforwards, levels of expected future taxable income and available tax planning strategies.

The assumptions involved in making these judgments are updated periodically by management based on current business conditions that affect the Company and overall economic conditions. These management judgments are therefore subject to change based on factors that include, but are not limited to (i) changes in the profitability of the Company’s subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company’s estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company’s future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability or changes in tax legislation.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions have been made for any additional taxes that may result from any tax audits of historical periods that are currently ongoing or that may occur.

Financial review

Sales stable in local currencies, down in Swiss francs

Net sales in local currencies were similar to those of prior year. In Swiss francs, sales decreased by 6 percent to CHF 6 646 million. Sales development in 2003 compared to 2002 resulted from the following factors:

Consolidated sales development	2003 compared to 2002

Volume/product mix	3%
Price	(3)%
Currency	(6)%
Total in Swiss francs	(6)%

In local currencies, sales levels at the start of the year recovered from the low levels of late 2002, reflective of more upbeat customer expectations at that time as to the level of economic recovery. However, as economic development continued to be sluggish, this optimism receded and the Company’s sales levels likewise began to recede during the second quarter, ending the year at similar levels to 2002 in local currencies. In Europe, sales levels during the first half of the year were slightly higher than the prior year period in local currencies, but deteriorated in the latter part of the year, ending the year slightly below prior year levels in local currencies. The NAFTA region showed signs of improvement during the first half of the year, with recovery well underway in the U.S. by the end of the year. However, the positive effect of the upturn was not yet fully reflected throughout all industry sectors, including those served by the Company. Asia continues to be the global growth engine, with excellent performances in most of the region, notably China.

Contributing to the sales decline in Swiss francs was the strengthening of the Swiss franc compared to most major trading currencies, particularly against the U.S. dollar, and to a lesser extent the British pound and Japanese yen, partially offset by the appreciation of the euro. This resulted in a reduction in sales in Swiss francs of 6 percent compared to 2002. The Company continued to experience a difficult competitive environment resulting in price erosion of 3 percent. The negative impact of lower prices, however, was offset by volume/product mix gains of 3 percent.

Sales in Swiss francs increased in most of the major markets in Europe, with the exception of the U. K. and Italy. The performance in Swiss francs was partially attributable to the stronger euro. In local currencies, sales declined in varying degrees across most major markets. In the Americas, sales in the U.S. decreased both in local currency and in Swiss francs. Sales in South America grew in local currencies but declined in Swiss francs. In Asia Pacific, sales increased in local currencies fuelled by the strong result in China. Japan also achieved positive growth in local currency. However, sales in the region overall were lower in Swiss francs.

Geographic sales distribution	2003	2002

Europe	41%	38%
Americas(1)	31%	35%
Asia-Pacific(2)	28%	27%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Profit margins deteriorate in adverse sales climate

Gross profit margin in 2003 decreased to 31.1 percent of sales from 33.3 percent in the prior year. Margins were adversely impacted by currency exchange rate developments. Sales volume gains of 3 percent were completely offset by price erosion as the Company faced stiff competition particularly in mature markets. Production expenses were lower in Swiss francs and were stable in local currencies. Higher levels of unabsorbed costs occurred in 2003 that were mainly due to temporary production shutdowns in the fourth quarter, improving cash flow due to lower purchasing activities, but adversely impacting profitability. Raw material costs increased in the early part of the year and peaked in the second quarter; by the end of the year raw material prices decreased and overall were similar to prior year levels.

Selling, general and administrative expenses stable

Selling, general and administrative expenses in Swiss francs decreased by CHF 62 million, from CHF 1 247 million in 2002 to CHF 1 185 million in 2003. In local currencies, these costs remained stable. Selling, general and administrative expenses expressed as a percentage of sales were 17.8 percent in 2003 compared to 17.6 percent in the prior year. Higher costs for pensions and insurance were incurred in 2003. The Company continues to pursue cost containment strategies in the current business climate, ensuring that tight cost controls are in place for day-to-day operational expenditures. Further headcount reductions were made in order to align the Company’s cost structure with its business needs.

Investment in research and development sustained

Research and development expenses as a percentage of sales remained at 4.2 percent in 2003 as for 2002. In absolute terms, research and development expenses decreased slightly by CHF 13 million to CHF 281 million in 2003 from CHF 294 million in 2002. This was mainly due to currency effects.

The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company in 2002 created a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

	2003	2002

Operating income	571	788
EBITDA	937	1 173
Operating income margin	8.6%	11.1%
EBITDA margin	14.1%	16.6%
2003 compared to 2002
Operating income	(28)%
EBITDA	(20)%

Operating income fell by CHF 217 million in 2003, and operating income margin deteriorated to 8.6 percent of sales in 2003 from 11.1 percent in the prior year. Contributing to this result was the combined effect of adverse currency development, sales price reductions that were partially offset by volume increases, and a stable cost base achieved through tight expense control during the year. The strengthening of the Swiss franc against the U.S. dollar, and to a lesser extent, against most other major currencies negatively impacted operating income by approximately CHF 111 million in 2003.

EBITDA decreased to CHF 937 million in 2003 compared to CHF 1 173 million in the prior year, of which approximately CHF 134 million was due to unfavorable currency developments. EBITDA margin decreased to 14.1 percent of sales in 2003 from 16.6 percent in 2002.

Segments results

Plastic Additives results

Sales decreased to CHF 1 722 million in 2003 or by 5 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	4%
Price	(3)%
Currency	(6)%
Total in Swiss francs	(5)%

Sales increased slightly in local currencies driven by a solid performance in Polymer products, despite ongoing competitive price pressures as a result of the weak U.S. dollar. Base polymers sales decreased marginally in local currencies with the major market areas generally sluggish. Sales in process and lubricant additives increased slightly in local currencies despite customer inventory reductions affecting sales in the fourth quarter. Sales decreased, however, in Swiss francs. The Segment continues to experience strong price pressures, and price concessions were necessary to maintain the Segment’s competitive position. The Segment was successful, however, in slowing this trend during the second half of 2003.

Geographically, sales in Europe increased in both Swiss francs and in local currencies. Growth was generally positive across the region, driven by a solid performance in Germany in particular. In the Americas, sales levels were below those of prior year both in Swiss francs and in local currencies. In the United States, sales levels did not recover from a slow start, remaining sluggish throughout the year resulting in lower sales levels in local currency. Sales in South America increased in local currencies. In Asia Pacific, sales increased in local currencies but decreased in Swiss francs. The major territories posted strong sales development in local currencies, buoyed by an excellent result in China and continued recovery in Japan where sales levels were also higher in Swiss francs.

Operating income	2003	2002

Absolute in CHF	178	245
As a percentage of sales (Operating income margin)	10.3%	13.5%
EBITDA
Absolute in CHF	272	346
As a percentage of sales (EBITDA margin)	15.8%	19.1%

Operating income and EBITDA decreased primarily due to lower sales and a strongly adverse currency impact. Operating expenses remained at prior year levels in local currencies and were lower in Swiss francs, although idle capacity costs increased due to both start-ups of additional capacity and temporary plant shutdowns for inventory reduction purposes. These higher idle capacity costs coupled with raw material price increases and adverse sales price development resulted in lower gross profit levels. Selling, general and administration expenses were lower both in Swiss francs and in local currencies. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	327	378
As a percentage of sales	19%	21%
Capital expenditures in CHF	59	86
Invested capital in CHF	1 127	1 236
Total assets in CHF	1 378	1 493

The Segment was successful in reducing its asset base in 2003. Despite higher sales volumes, inventory levels decreased in both absolute and intensity terms. Receivable levels were also lower in absolute terms but increased slightly in intensity. Payable levels decreased slightly from prior year levels. Capital expenditures were mainly focused on efficiency and improvements programs at production facilities and were well below the level of depreciation. The combined effects of the reduction in net current assets, lower capital investment than depreciation expense and currency effects led to both total assets and invested capital being slightly lower than prior year levels.

Coating Effects results

Sales decreased to CHF 1 807 million in 2003 or by 6 percent in Swiss francs and were stable in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	4%
Price	(4)%
Currency	(6)%
Total in Swiss francs	(6)%

Sales performance across the Segment was mixed. Positive sales growth in local currencies was achieved in the electronic materials market driven by demand for flat-panel monitors and televisions in the displays sector, in addition to strong growth in the optical information storage market for CD-R products. Sales in the coatings business were higher in local currencies fuelled by solid results in both the transportation and the industrial and decorative coating markets. The Segment continues to leverage its wide range of targeted product applications into the plastics market and delivered positive growth in local currencies despite intense competition. Demand remained weak in the traditional printing inks market, although digital printing products continued to grow strongly in 2003.

Geographically, in Europe sales decreased both in local currencies and in Swiss francs. Sales declines were evident across most major countries with the exception of Germany, where sales were stable in local currency and increased in Swiss francs. In the Americas, sales levels decreased slightly in local currencies and more so in Swiss francs. Sales levels in the U.S. were mainly stagnant and ended the year below prior period levels in local currency. Asia Pacific sales grew in local currencies and decreased slightly in Swiss francs. The positive result in local currencies was fuelled by strong performances in both China and Japan. This was augmented by positive growth levels in local currencies throughout the remainder of the region.

Operating income	2003	2002

Absolute in CHF	300	341
As a percentage of sales (Operating income margin)	16.6%	17.7%
EBITDA
Absolute in CHF	397	440
As a percentage of sales (EBITDA margin)	22.0%	22.9%

Operating income and EBITDA decreased both in absolute terms and as a percentage of sales, mainly due to lower sales and unfavorable currency development. Production expenses were lower in Swiss francs despite increases in utility costs. Lower raw material and production expenses could not fully offset the effects of sales price declines and adverse currency developments, resulting in gross profit deterioration in both absolute and intensity terms. Selling, general and administrative costs were lower in Swiss francs and were stable in local currencies. Investment in research and development continued at the previous high level of approximately 5 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	520	575
As a percentage of sales	29%	30%
Capital expenditures in CHF	79	74
Invested capital in CHF	1 773	1 834
Total assets in CHF	2 020	2 107

The Segment maintained its focus on effective management of its operating assets. Inventory levels were below those of the prior year and improved in both absolute and intensity terms. Receivable levels were also lower in both absolute and intensity terms. Payable levels decreased from prior year levels. Capital expenditures were focused primarily on efficiency and productivity programs and were below the level of depreciation. The combination of currency effects, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Water & Paper Treatment results

Sales decreased to CHF 1 349 million in 2003 or by 4 percent in Swiss francs, but increased by 2 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	4%
Price	(2)%
Currency	(6)%
Total in Swiss francs	(4)%

Water Treatment sales increased in local currencies, but were lower in Swiss francs. Solid performances in local currencies were achieved across the Segment’s main market sectors, although the impact of competitive pricing pressure continues to negatively affect sales performance. Sales levels in the paper business overall were below prior year levels in local currencies and in Swiss francs, although good results were achieved in the paper coloration and water management sectors.

Geographically, sales in Europe increased in both Swiss francs and in local currencies. Positive sales development was evident across much of the region with France and the U.K. leading the way, delivering solid growth levels in local currencies. Germany posted a slight increase in Swiss francs helped by the stronger euro. Sales declined in the Americas both in local currencies and in Swiss francs. Sales in the U.S. remained below prior year levels throughout the year both in local currency and in Swiss francs. South America posted sales growth in local currencies, but sales were lower in Swiss francs. Asia Pacific again demonstrated excellent growth levels in local currencies overall, particularly in China and Japan, augmented by robust performances in Africa/Middle East, where sales increased both in local currencies and in Swiss francs.

Operating income	2003	2002

Absolute in CHF	85	98
As a percentage of sales (Operating income margin)	6.3%	7.0%
EBITDA
Absolute in CHF	168	186
As a percentage of sales (EBITDA margin)	12.5%	13.2%

Operating income and EBITDA decreased both in absolute terms and as a percentage of sales. These decreases were due to sales price reductions and higher raw materials costs that could only be partially offset by lower production costs in Swiss francs, although these increased slightly in local currencies. Positive sales volume gains only partially offset the above negative effects. Selling, general and administrative costs were lower in Swiss francs and slightly lower in local currencies. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	290	335
As a percentage of sales	22%	24%
Capital expenditures in CHF	42	35
Invested capital in CHF	2 271	2 429
Total assets in CHF	2 460	2 606

The Segment managed to reduce its asset base below prior year levels. Inventories decreased both in absolute and intensity terms. Receivable also decreased in absolute terms, but increased slightly in intensity terms. Capital expenditures were higher due partially to certain expenditures deferred from prior year. Investments continued to be focused mainly on small-scale debottlenecking and productivity improvement projects. The combination of currency fluctuations, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Textile Effects results

Sales decreased to CHF 1 401 million in 2003 or by 9 percent in Swiss francs and by 3 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	0%
Price	(3)%
Currency	(6)%
Total in Swiss francs	(9)%

The Segment continued to experience a weak textile dyes market subject to fierce competitive activity from both traditional and non- traditional suppliers. Sales levels were well below prior year both in local currencies and in Swiss francs. Competition in the wool business remains intense. A more encouraging outlook is noted in cellulose exhaust dyes, where demand is growing for the Segment’s newer ranges that offer superior quality and performance to classical commodity products. In the pad and printing dyes sector, gains in the ink jet and printing businesses were offset by lower sales in reactive dyes where market conditions remain sluggish. In the textile chemicals markets, sales levels were higher in local currencies, but were lower in Swiss francs. Continuing the trend of prior year, the Segment again posted a strong result in effects chemicals, where demand for its innovative oil and water repellant products remains strong.

Geographically, sales in Europe were below prior year levels in both Swiss francs and in local currencies. Sales declines were evident across the main European markets, with the exception of Turkey, where sales developed positively both in Swiss francs and in local currency. In the Americas, sales declined in Swiss francs and in local currencies. In the U.S., sales were well below prior year levels in both Swiss francs and in local currency. In the Asia Pacific region, sales increased slightly in local currencies, particularly in the China and South Asia regions, but declined overall in Swiss francs.

Operating income	2003	2002

Absolute in CHF	69	142
As a percentage of sales (Operating income margin)	4.9%	9.2%
EBITDA
Absolute in CHF	129	208
As a percentage of sales (EBITDA margin)	9.2%	13.5%

Operating income and EBITDA decreased in both absolute terms and as a percentage of sales, reflective of the overall weak sales performance. The Segment successfully realigned certain key components of its productive infrastructure, with the result that operating expenses were below prior year levels in both Swiss francs and, to a lesser extent, local currencies. Selling, general and administrative costs were lower in Swiss francs compared to the prior year, due to the lower cost base achieved primarily from further headcount reductions. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	439	532
As a percentage of sales	31%	34%
Capital expenditures in CHF	29	34
Invested capital in CHF	1 115	1 291
Total assets in CHF	1 304	1 495

The Segment was successful in reducing its net current operating assets. Inventory levels were significantly lower than prior year levels both in absolute and intensity terms. Receivable levels were also lower in absolute and intensity terms, benefiting from effective credit management. Payable levels decreased from prior year levels partially due to lower purchasing activity in the fourth quarter. Capital expenditures were well below both prior year levels and depreciation expense for the period. The combination of effective management of current assets and lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

Home & Personal Care results

Sales decreased to CHF 367 million in 2003 or by 8 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	1%
Price	0%
Currency	(9)%
Total in Swiss francs	(8)%

Sales in Home & Personal Care increased slightly in local currencies, but were again adversely impacted by the strong Swiss franc, particularly in the first half of the year as a significant proportion of the Segment’s sales are denominated in U.S. dollars. Sales in personal care increased in local currencies and were stable in Swiss francs. Lower sales in hygiene effects were offset by excellent growth in new effects products, especially UV-filters. In the home and fabric care market sector, sales were lower both in local currencies and in Swiss francs.

Geographically, sales in Europe increased both in Swiss francs and in local currencies, driven especially by strong growth in Germany and France. In the Americas, sales decreased slightly in local currencies and were much lower in Swiss francs, as a result of the difficult U.S. market. Central America posted a sales increase in local currencies but sales were lower in Swiss francs. In Asia Pacific, sales increased slightly in local currencies, but declined in Swiss francs.

Operating income	2003	2002

Absolute in CHF	32	56
As a percentage of sales (Operating income margin)	8.8%	14.0%
EBITDA
Absolute in CHF	58	82
As a percentage of sales (EBITDA margin)	15.7%	20.6%

Operating income and EBITDA, both in absolute terms and as a percentage of sales, were adversely affected by lower sales and unfavorable currency fluctuations. Further decreases in production costs, partially offset by higher idle capacity costs, could not offset the strongly adverse currency impact thereby resulting in lower operating income and EBITDA margins. Selling, general and administrative costs were lower in Swiss francs and increased slightly in local currencies compared to prior year. Investments in research and development activities continued at the high level of approximately 8 percent of sales, indicative of the Segment’s focus on innovation.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	91	93
As a percentage of sales	25%	23%
Capital expenditures in CHF	18	18
Invested capital in CHF	281	294
Total assets in CHF	337	356

The Segment again achieved a reduction in its asset base. Both inventories and receivables decreased slightly in absolute terms but increased in intensity terms. Payable levels decreased slightly. Capital investments were similar to prior year levels, continue to focus primarily on efficiency and productivity programs and were below the level of depreciation expense. The effects of the reduction in net current assets, lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

Consolidated balance sheets

Selected balance sheet data as of December 31,	2003	2002

Cash and cash equivalents and short-term investments	2 397	2 377
Total assets	11 098	11 792
Total shareholders’ equity	4 245	4 354

The continued emphasis on the management of operational assets led to a reduction in total assets of CHF 714 million, excluding cash and cash equivalents and short-term investments. Approximately 60 percent of this reduction was achieved through continued proactive asset management in areas such as inventories and accounts receivable, and through the continued efforts to focus the Company’s capital expenditures on efficiency and safety improvement related items. Proposed investments in additional production capacity continue to be carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company also continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

The remaining asset reduction resulted from the change between December 31, 2002 and 2003 in year-end currency exchange rates, which are used to translate the Company’s various non-Swiss franc denominated balance sheet items located around the world into Swiss francs. In particular, the U.S. dollar depreciated by 13 percent, and the euro appreciated by 7 percent, from year to year against the Swiss franc.

Liquidity and capital resources

In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. The management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

Treasury management

The international financial markets in 2003 remained volatile. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in interest rates as well as the continued weakening of the U.S. dollar against the Swiss franc, and during the latter part of the year, the strengthening of the euro against the U.S. dollar.

As a consequence of the slow economic recovery and political instability experienced in 2003, global interest rates fell below 2002 levels reaching a trough at approximately mid-year 2003, before rising slightly from mid-year levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings from 4.02 percent in 2002 to 3.84 percent in 2003. As a consequence of this interest cost reduction as well as lower overall debt levels, the Company’s net interest cost, which is interest expense less interest income, decreased by CHF 2 million to CHF 108 million in 2003 compared to CHF 110 million in 2002.

During 2003, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.42 to a low of approximately CHF 1.24. The Swiss franc balance sheet year-end rate was at CHF 1.25 against the U.S. dollar in 2003 versus CHF 1.43 at the end of 2002. During 2003, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.57 to a low of approximately CHF 1.46. At the end of 2003, the Swiss franc was at a level of CHF 1.56 against the euro versus CHF 1.46 at the end of 2002.

The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions, when considered cost effective, to protect the cash flows of its operating companies against unfavorable foreign currency movements.

In 2003, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 24 million, a decrease of CHF 81 million, compared to CHF 105 million in 2002. Of this decrease, CHF 59 million resulted from the Company’s investment in Hexcel Corporation (“Hexcel”). In 2002, the Company recorded a CHF 38 million expense for the unrealized loss on this investment that was deemed to be other than temporary. In 2003, however, the market value of Hexcel improved significantly and the Company sold its remaining shares in Hexcel, realizing a CHF 16 million gain.

Capital resources

The Company’s policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury group based on the Company’s aggregate exposure.

Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see Note 9 to Consolidated Financial Statements and Item 11 — Quantitative and Qualitative Disclosures About Market Risks.

Throughout 2003, the Company continued to maintain its long-term debt ratings of ‘A’ from Standard & Poor’s and of ‘A2’ from Moody’s. In Management’s opinion, based on the Company’s current financial position, its credit protection ratios are strong for its rating category. Consequently, management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required.

The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management, for the next one to two years, intends to maintain the Company’s capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.

For further information on capital resources available to the Company, see Notes 12 and 13 to Consolidated Financial Statements.

Net debt

The table below shows the components of net debt at December 31, 2003 and 2002:

Net debt	2003	2002

Short-term debt	259	1 496
Long-term debt	3 187	2 344
Total debt	3 446	3 840
Less: cash and cash equivalents	(2 386)	(2 361)
Less: short-term investments	(11)	(16)
Net debt	1 049	1 463

The Company maintains short-term debt facilities, including commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements, which are described in Note 12 to the Consolidated Financial Statements.

The Company’s long-term debt in 2003 and 2002 consisted primarily of Euro Medium-Term Notes (EMTN Program), convertible bonds, and straight bonds, which are described in Note 13 to the Consolidated Financial Statements. The current portion of long-term debt totaled CHF 1 million at December 31, 2003 and CHF 1 198 million at December 31, 2002.

The continued generation of cash flows from operations in excess of 1 billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 414 million in 2003. Short-term debt, excluding the current portion of long-term debt, was reduced by CHF 40 million in 2003. This was achieved through the Company’s ability to finance its working capital needs through cash flows generated from its operating activities.

Long-term debt, including current portion, decreased by a net CHF 354 million as the result of repayments of existing debt that matured during 2003, partially offset by the issuance of new debt during 2003 (see Note 13 to Consolidated Financial Statements).

The Company’s commercial paper and EMTN programs are uncommitted and the availability of future funds there under depends to a large extent on market conditions. The Company may, if and when it is economically advantageous, issue new debt. As of December 31, 2003, the Company had available borrowings under the EMTN Program of approximately CHF 1.8 billion; however it currently has no plans to utilize this program in the future.

Cash flows

The net increase in cash and cash equivalents of CHF 25 million from December 31, 2002 to December 31, 2003 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

Cash flows from operating activities	2003	2002	2001

Net income	344	406	382
Depreciation and amortization	366	385	469
Net change in operating assets and liabilities	302	8	96
Other, net	21	239	107
Net cash provided by operating activities	1 033	1 038	1 054

During 2003, the Company’s focus on operating asset management enabled it to continue to generate cash from operating activities in excess of CHF 1 billion despite having lower net income and depreciation and amortization during 2003 than in 2002. This was accomplished by offsetting the impact of lower operating performance with a successful program in the fourth quarter of 2003 to substantially reduce net current operating assets.

Cash flows from investing activities	2003	2002	2001

Capital expenditures	(233)	(250)	(259)
Sale (acquisition) of businesses, net of cash	(71)	(116)	(144)
Proceeds from sale of assets and changes in loans and other long-term assets	65	17	69
Net cash provided by (used in) investing activities	(239)	(349)	(334)

Net cash used in acquisition and divestment activities in 2003 consisted primarily of a CHF 71 million payment for separation costs attributable to the past divestment of the Performance Polymers business. Also included is an aggregate CHF 23 million for the acquisition of additional interests in two equity affiliates in Asia, where the Company is experiencing significant sales growth. These cash outflows were partially offset by proceeds of CHF 21 million from the sale of the Company’s remaining Hexcel shares.

In 2002, the net cash used in acquisition and divestment activities amounted to CHF 116 million. The most significant costs incurred related to additional cash payments for separation cost attributable to the divestment of the Performance Polymers business, which amounted to approximately CHF 69 million. This was lower than the Company’s prior year estimate of cash payments to be made due to delays in the settlement of certain matters between the parties that were out of the direct control of the Company. The remaining CHF 47 million was used primarily for minor strategic business acquisitions, including the acquisition of the flame retardant business of Melapur B.V. from DSM N.V.

Cash flows from financing activities	2003	2002	2001

Increase (decrease) in short-term and long-term debt, net	(394)	4	(152)
Dividends paid	0	(134)	(132)
Capital reduction paid	(206)	(69)	0
Treasury stock transactions and other	(142)	343	9
Net cash flows provided by (used in) financing activities	(742)	144	(275)

For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and Notes 12 and 13 to Consolidated Financial Statements.

At the Company’s Annual General Meeting on March 6, 2003, the shareholders approved the Board of Directors’ proposal for a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 9 per share to CHF 6 per share. The Company paid the capital reduction on May 23, 2003, which totaled CHF 206 million.

At the Company’s Annual General Meeting on March 22, 2002, the shareholders approved the Board of Directors proposal for an unchanged dividend of CHF 2 per share and an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which amounted to CHF 134 million and paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

In connection with its share buy-back program initiated in 2003, the Company purchased 1.3 million treasury shares for CHF 117 million. The Board of Directors will propose at the Annual General Meeting of shareholders on February 26, 2004 that these shares be cancelled; this proposal is subject to shareholder approval. For further details, refer to Note 16 to Consolidated Financial Statements.

Free cash flow	2003	2002	2001

Net cash from continuing operations	1 033	1 038	1 054
Add: restructuring payments	0	12	46
Less: net cash used in investing activities	(239)	(349)	(334)
Add: sale (acquisition) of business, net of cash	71	116	144
Less: dividends(1)	(137)	(134)	(132)
Other	0	0	1
Free cash flow	728	683	779

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount (see the Operational Review section of this Management’s Discussion and Analysis above).

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

Free cash flow generation in 2003 remained strong, growing by CHF 45 million over the amount generated in 2002. The Company was able to accomplish this despite the difficult economic environment during 2003 primarily as a result of being able to maintain the consistent level of net cash from operations discussed above combined with having spent in 2003 less on investment-related activities, excluding acquisitions, than in each of the two prior years. Free cash flow generated in 2003 was used for debt repayment and for small strategic acquisitions.

Long-term obligations, commitments and contingencies

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2003, various long-term obligations that will become due in 2004 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2003, the Company’s current estimate of their annual maturities.

Payments by year, as from December 31, 2003

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Long-term debt, including current portion(1)	3 134	1	265	1 212	1 656
Long-term obligations, including current portion(2)	1 487	70	148	151	1 118
Raw material purchase commitments	253	122	88	43	—
Fixed assets and other purchase commitments	176	97	63	4	12
Lease commitments	86	39	33	10	4
Total	5 136	329	597	1 420	2 790

(1)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 13 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(2)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2003. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in Note 21 to Consolidated Financial Statements.

In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2003, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million, of which CHF 15 million expire in 2004, CHF 1 million expire in 2005 and CHF 1 million expire thereafter (see Note 21 to Consolidated Financial Statements).

Effective income tax rate

The Company reported an effective income tax rate of 17 percent in 2003, a reduction of 10 percent compared to 27 percent reported in 2002. Substantially all of this reduction in the effective tax rate is due to the occurrence in 2003 of a non-recurring event. In their past tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities had made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management was of the opinion that the total liability owed resulting from this adjustment was the responsibility of Novartis. This opinion was disputed by Novartis and, in 2001, it initiated arbitration proceedings against the Company in relation to this matter. This dispute was settled in 2003, resulting in the release by the Company of CHF 39 million of previously established tax reserves. This event reduced the Company’s effective income tax rate by 9 percent; 10 percent when combined with another reserve release. Consequently, for comparability with 2002, the Company’s effective income tax rate in 2003 without these events would have been 27 percent instead of the 17 percent effective tax rate reported (see Note 14 to Consolidated Financial Statements).

Year in Review — 2002 Compared to 2001

Results of operations	2002	2001(1)

Net sales	7 085	7 367
Gross profit	2 356	2 379
Operating income	788	761
Income from continuing operations	406	380
Net income	406	382
Basic and diluted earnings per share:
Income from continuing operations per share	5.92	5.72
Net income per share	5.92	5.76
Other data
Operating income	788	761
Depreciation and amortization of other intangible assets	385	408
Amortization of goodwill	—	61
EBITDA	1 173	1 230
Operating cash flows	1 038	1 054
Operating cash flows, before restructuring payments(2)	1 050	1 100
Free cash flow(3)	683	779
Net debt(4)	1 463	2 351
Shareholders’ equity at year-end	4 354	3 908
Dividend per share(5)	—	2.00
Capital reduction per share(5)	3.00	1.00
Results of operations as adjusted, excluding goodwill amortization(1)
Operating income	788	822
Income from continuing operations	406	441
Net income	406	443
Basic and diluted earnings per share:
Income from continuing operations per share	5.92	6.64
Net income per share	5.92	6.68
Key performance ratios
Sales development	(4)%	(7)%
Sales development in local currencies	3%	(3)%
Expressed as a percentage of sales:
Gross profit	33.3%	32.3%
Operating income	11.1%	10.3%
Income from continuing operations	5.7%	5.2%
Net income	5.7%	5.2%
EBITDA	16.6%	16.7%

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized to earnings. For comparison purposes to the 2002 reported results, the results of operations on an adjusted basis, excluding goodwill amortization, for the year 2001 are shown in the table above in the Results of operations as adjusted excluding goodwill amortization section (see Note 1 to Consolidated Financial Statements).

(2)	Restructuring payments were CHF 12 million in 2002 and CHF 46 million in 2001.

(3)	For the calculation of free cash flow, see the corresponding table in the Liquidity and Capital resources section of this Management’s Discussion and Analysis.

(4)	For the calculation of net debt, see the corresponding table in the Consolidated balance sheets section of this Management’s Discussion and Analysis.

(5)	For 2002, the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to the shareholders resulting from a capital reduction of CHF 3 per share. For further information see the Operational review section of this Management’s Discussion and Analysis and Item 8. Financial Information — Dividends and Dividend Policy.

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

The volatile sales development indicates a cautious buying pattern of the customers in the Company’s market segments. Towards the end of the year, a slight increase in inventories at the Company’s customers was noticed.

Operational review

Tight cost management compensated for difficult market conditions

Net sales at CHF 7 085 million increased in local currencies by 3 percent. The Company improved its market position in a difficult environment. Sales in Swiss francs decreased by 4 percent compared to the prior year. Through the Company’s continued focus on global sourcing of raw materials and its position in the chemicals value chain, the Company benefited from a decrease in raw material prices mainly during the first half of the year 2002. The decrease in raw material prices slowed down during the second half of the year and by the end of the year, the Company experienced price increases for some raw materials. In 2002, a higher capacity utilization compared to 2001 also contributed to the increase of the gross profit margin. In absolute terms, gross profit decreased to CHF 2 356 million from CHF 2 379 million in the prior year. This decline is attributable to unfavorable currency fluctuations.

Due to numerous process improvements, normal fluctuation and the completion of restructuring programs that had been previously announced, the number of employees was reduced by 676 full-time equivalents (FTEs) to 19 007 FTEs in 2002, compared to 19 683 FTEs in 2001. The integration of the original three supply chains into one single supply chain progresses according to plan and will be completed in 2003. The rationalization of the Information Technology (IT) support structure was completed during 2002.

While these proactive actions to protect profitability were generally successful in reducing the Company’s cost base in 2002, compared to the previous year, they were unable to fully compensate for unfavorable currency fluctuations. The weakening of most currencies against the Swiss franc, particularly the U.S. dollar, the British pound, the euro and the Japanese yen, had a significant negative effect on the Company’s results.

Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortized goodwill to earnings. As a result of goodwill not being amortized, the Company’s operating income in 2002 was improved by CHF 61 million, as compared to prior year.

Operating income increased by CHF 27 million to CHF 788 million compared to CHF 761 million in the prior year.

Income from continuing operations was CHF 406 million or CHF 5.92 per share in 2002 compared to CHF 380 million or CHF 5.72 per share in the prior year. Net income was CHF 406 million or CHF 5.92 per share in 2002 compared to CHF 382 million or CHF 5.76 per share in the prior year. The Company’s EBITDA and EBITDA margin were CHF 1 173 million and 16.6 percent, respectively, in 2002 compared to CHF 1 230 million and 16.7 percent, respectively, in 2001.

Free cash flow of CHF 683 million further enhances the Company’s financial position

The Company’s continued focus on the generation of cash further strengthened the financial position of the Company. Improved operational performance plays a crucial role in sustaining high cash flows for the Company. In addition, inventory levels and accounts receivable were reduced to 34.7 percent of net sales in 2002, compared to 35.2 percent in 2001.

Capital expenditures remained relatively stable at 2001 levels and continue to be focused on efficiency improvement projects, remaining below the level of annual depreciation. The combination of cash flows generated from operations and effective asset management resulted in free cash flow of CHF 683 million in 2002 compared to CHF 779 million in 2001.

The continuing focus on operational efficiencies, cash flow and portfolio management resulted in a reduction of the Company’s net debt to CHF 1 463 million in 2002, an improvement of CHF 888 million from 2001 levels. The Company’s treasury share transactions, as well as the capital reduction payment made in 2002, are excluded from the Company’s definition of free cash flow. In 2002, the net effect from the sale of the Company’s treasury shares and the capital reduction also contributed to reduction of net debt.

EBITDA interest cover has improved to 10.66 in 2002 from 9.18 in 2001. EBITDA interest cover is calculated as EBITDA (2002: CHF 1 173 million; 2001: CHF 1 230 million) divided by net interest — interest expense less interest income (2002: CHF 110 million; 2001: CHF 134 million).

The Company continues to optimize its business portfolio through selective acquisitions to strengthen its focus on its core businesses and to improve profitability

In order to improve the product range for flame retardants and integrated formulation with effect combinations in the Plastic Additives Segment, the Company purchased Melapur B.V. (Melapur) from DSM N.V. in May 2002. Melapur manufactures and distributes halogen-free flame retardants on melamine basis.

Financial review

Sales increased by 3 percent in local currencies

Net sales in local currencies increased by 3 percent. In Swiss francs sales decreased by 4 percent to CHF 7 085 million. Sales development in 2002 compared to 2001 resulted from the following factors:

Consolidated sales development	2002 compared to 2001

Volume/product mix(1)	6%
Price	(3)%
Currency	(7)%
Total in Swiss francs	(4)%

(1)	Includes acquisition effects of 1 percent.

Sales for the year started off moderately as a result of the continued weak economic environment. Sales in Europe and in the NAFTA region started to improve during the second quarter and weakened slightly towards the end of the year. As a consequence of volatile market conditions and mixed economic development, sales in 2002 showed a rather high oscillation from month to month compared to 2001. Contributing to the sales decline in Swiss francs was the strengthening of the Swiss franc compared to other currencies, particularly against the U.S. dollar, the British pound, the euro and the Japanese yen, resulting in a reduction in sales in Swiss francs of 4 percent compared to 2001. In these difficult economic conditions, the Company experienced sales price erosion of 3 percent but was able to compensated for this by a volume/product mix increase of 6 percent. This emphasizes the overall quality of the Company’s product portfolio and customer partnerships.

Sales in local currencies increased in some of the major markets in Europe, except in the United Kingdom and in France. In Swiss francs, sales declined. In the Americas, sales in local currencies increased in North America and Central America, but decreased in Swiss francs. Sales in South America showed a stronger increase in local currencies than the rest of the Americas, but declined in Swiss francs. In most of the major markets in Asia Pacific, sales increased in local currencies. The China Region and Australia showed increased sales also in Swiss francs. Whereas in the other major markets of the region, sales in Swiss francs declined. In the China Region, sales increased by double digits in local currencies.

Geographic sales distribution	2002	2001

Europe	38%	37%
Americas(1)	35%	36%
Asia Pacific(2)	27%	27%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Profit margins remained relatively stable and benefited from the Company’s cost reduction programs

The gross profit margin improved to 33.3 percent of sales compared to 32.3 percent in the prior year. The increase in gross profit was achieved through price reductions on raw materials and effective control on other production costs, combined with relatively stable selling prices. In the first half of 2002, raw material prices declined due to the continuation of the Company’s policy to purchase supplies globally through its worldwide organization and its position in the chemical value chain. In the second half of the year, the decline of raw material prices slowed down and prices started to increase for some raw materials towards the end of the year. Process improvements in production with respective staff reductions combined with the increased plant utilization due to higher production output further improved the gross profit margin.

Selling, general and administrative expenses decrease

Selling, general and administrative expenses decreased in absolute terms by CHF 11 million to CHF 1 247 million, compared to CHF 1 258 million in 2001. Selling, general and administrative expenses expressed as a percentage of sales were 17.6 percent compared to 17.1 percent in the prior year. The Company’s continuous efforts to streamline its operational structure, the cost initiatives under the Company’s reorganization program “Fit For Growth!” as announced in 2001, process improvements and the completion of previously announced restructuring programs, resulted in a reduction of personnel levels and a decrease in selling, general and administrative expenses that offset most of the negative impacts. The Company had higher variable compensation expenses in 2002 compared to 2001, as compensation levels are partly linked to achieving performance targets, which were only partly met in 2002, and to a lesser extent in 2001. The Company also had in 2001 non-recurring income related to providing third party services to Vantico, a company that was established by the purchaser of the Company’s Performance Polymers business. These service contracts have expired and will not be renewed.

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

The Company has historically invested and plans to continue to invest approximately 3 to 4 percent of sales in research and development activities. The Company’s research and development program focuses on generating new business and defending leading market positions by continuous innovation. As part of the reorganization, announced in February 2001, certain research and development activities, mostly focused on innovative new ideas and opportunities, were transferred to a central group managed directly by the Chief Technology Officer. The Company’s research and development strategy is to enter both new and existing markets with innovative formulations and solutions that will satisfy customer needs.

Some examples of new formulations used to enter new markets are soft pigment formulations for both textile printing and textile dyeing. These formulations have superior characteristics as they can be used for printing and bath dyeing. They maintain the soft handle of the textile in the finished product and are environmentally friendly. A further example are new UV absorber systems that are added to laundry detergents, which when applied regularly, increase the sun-protection of a fabric up to a factor of 30.

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

Amortization of goodwill ceased to apply with the adoption of SFAS No. 142

As of January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortizes any goodwill to earnings, but instead is required to review its recoverability through annual impairment testing. Other identifiable intangibles continue to be amortized to earnings over their estimated useful lives. The Company adopted the new accounting rule effective January 1, 2002. Upon adoption of this accounting rule, an initial impairment test of the goodwill as of January 1, 2002 was required. In addition, the Company was required to perform an annual impairment test of goodwill during 2002. The Company tested the recoverability of its goodwill as of January 1, 2002 and as of December 31, 2002, concluding as of each respective date that the book value of goodwill was not impaired. For further information see the Supplemental Information — Change in accounting policy and new accounting standards section below and Note 1 to Consolidated Financial Statements. In 2001, the goodwill amortization expense was CHF 61 million.

Amortization of other intangibles

The amortization of other intangibles remained relatively constant at CHF 33 million compared to CHF 31 million in 2001. The increase was a result of recent acquisitions during 2002 and acquisitions that occurred at the end of 2001.

Income from earnings of equity affiliates decreased

Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, decreased to CHF 6 million in 2002 from CHF 8 million in 2001. The related income taxes on earnings of equity affiliates are recorded separately in the Company’s provision for income taxes.

The reduction in income from earnings of equity affiliates is primarily due to the sale, in March 2001, of the Company’s 50 percent interest in TFL Ledertechnik GmbH & Co. KG (TFL). The net proceeds received from the sale of the TFL interest approximated the carrying value of the investment at the date of sale.

Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

	2002	2001

Operating income (EBIT)	788	761
EBITDA, before restructuring and special charges	1 173	1 230
EBIT margin	11.1%	10.3%
EBITDA margin, before restructuring and special charges	16.6%	16.7%
2002 compared to 2001
Operating income (EBIT)	4%
EBITDA	(5)%

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

EBITDA declined by CHF 57 million compared to 2001, mainly as a result of the unfavorable currency fluctuation of the Swiss franc against other currencies. In local currencies, EBITDA increased by 10 percent. The EBITDA margin of 16.6 percent in 2002 maintained at the previous year’s level.

Restructuring and special charges, net — prior year programs completed in 2002.

The Company evaluates the performance of its segments’ operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the segments’ operating results.

The restructuring accrual at January 1, 2002 relates to the 2000 restructuring projects, announced in the second half of 2000. These restructuring programs were completed during 2002 and are described below.

The Company implemented a program (“Fit For Growth!”) in 2001 that aligned the Company’s operational activities with its customers’ industries. This new structure was designed to bring the Company’s businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company’s existing technological core competencies and to identify new technology platforms for future growth. The “Fit For Growth!” program was also designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, which is expected to be completed during 2003, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and business growth.

During 2002, in connection with the “Fit For Growth!” program initiated in 2001, the Company reduced its headcount by an additional 676 employees. These reductions in the number of employees were achieved through productivity gains realized from the implementation of the new organizational structures introduced in 2001. The reductions were made, for the most part, through attrition and the very limited hiring of new personnel.

In 2001, under the “Fit For Growth!” program, the Company reduced its headcount by 262 full-time equivalents (FTEs) under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

The 2000 year programs comprised primarily the restructuring of certain operations of the Water & Paper Treatment segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company’s administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs that were incurred in 2000 related to the reduction of approximately 238 FTEs in the United States and Southern Europe, principally in the administration, sales and marketing functions and, in addition, the manufacturing functions in the United States. These restructuring programs were completed during 2002.

Under all programs reported and through additional initiatives in the last two years, the company reduced its headcount from 20 306 FTEs at end of 2000 by 1 299 employees to 19 007 FTEs at the end of 2002.

The costs and activity associated with the 2000 restructuring programs during 2002 are summarized below:

	Severance costs	Other costs	Total

January 1, 2002	5	7	12
Amounts utilized(1)	(5)	(7)	(12)
December 31, 2002	0	0	0

(1)	Includes currency adjustments.

Segments results

Plastic Additives results

Sales decreased to CHF 1 813 million in 2002 or by 1 percent in Swiss francs and increased by 6 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix(1)	10%
Price	(4)%
Currency	(7)%
Total in Swiss francs	(1)%

(1)	Includes acquisition effects of less than 1 percent.

Sales increased in local currencies due to strong volume growth, particularly in lubricant additives, while sales in Swiss francs declined slightly. Base polymers and polymer products sales also increased in local currencies, despite the competitive environment and pricing strategies of competitors. In response to these market conditions, sales price reductions were necessary to maintain the Segment’s market position.

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

Operating income (EBIT)	2002	2001

Absolute in CHF	245	275
As a percentage of sales (EBIT margin)	13.5%	15.0%
EBITDA
Absolute in CHF	346	388
As a percentage of sales (EBITDA margin)	19.1%	21.1%

Operating income and EBITDA were adversely affected by lower sales and unfavorable currency fluctuations. Improvements made to the operating cost structure in addition to productivity gains could not fully offset sales price declines. These impacts led to a slight decline in gross profit margin levels. Selling, general and administration costs remained stable at the prior year level, despite a higher level of variable compensation expense in 2002 compared to 2001. This is due to the compensation being partly linked to achieving specified performance targets, which the Segment met in 2002, and to a lesser extent in 2001. The Segment continued its investment in future growth through research and development activities, which were maintained at the level of approximately 5 percent of sales. In addition, during 2002 the Segment completed the acquisition of Melapur B.V., a provider of environmentally friendly, halogen-free flame retardants, strengthening the Segment’s position in this market.

Coating Effects results

Sales decreased to CHF 1 920 million in 2002 or by 1 percent in Swiss francs but increased by 5 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix(1)	8%
Price	(3)%
Currency	(6)%
Total in Swiss francs	(1)%

(1)	Includes acquisition effects of 2 percent.

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

Operating income (EBIT)	2002	2001

Absolute in CHF	341	312
As a percentage of sales (EBIT margin)	17.7%	16.1%
EBITDA
Absolute in CHF	440	411
As a percentage of sales (EBITDA margin)	22.9%	21.1%

Operating income and EBITDA increased both in absolute terms and as a percentage of sales, despite being adversely affected by slightly lower sales and unfavorable currency fluctuations. This improvement was primarily due to lower raw material costs, in conjunction with increased capacity utilization and cost savings realized through continued streamlining activities at selected production facilities. These factors contributed to a significant improvement in gross margin levels. Selling, general and administrative costs were slightly higher, primarily due to the higher level of variable compensation expense in 2002 compared to 2001. This is due to the compensation being partly linked to achieving specified performance targets, which the Segment met in 2002, and to a lesser extent in 2001. Investment in research and development continued at the high level of the prior year, being approximately 5 percent of sales.

Water & Paper Treatment results

Sales decreased to CHF 1 409 million in 2002 or by 5 percent in Swiss francs but increased by 1 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix	4%
Price	(3)%
Currency	(6)%
Total in Swiss francs	(5)%

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

Operating income (EBIT)	2002	2001

Absolute in CHF	98	65
As a percentage of sales (EBIT margin)	7.0%	4.4%
EBITDA
Absolute in CHF	186	157
As a percentage of sales (EBITDA margin)	13.2%	10.6%

Operating income and EBITDA increased both in absolute terms and as a percentage of sales. This was achieved despite the weak sales development through the successful implementation of right sizing initiatives undertaken to reduce the operating cost base of the Segment by lowering selling, general and administrative costs, idle capacity costs, raw material costs and energy costs. The reduction in selling, general and administrative costs was achieved mainly from lower personnel costs, as a consequence of the completion of the headcount reduction programs, initiated in prior years. Investments in research and development remained stable at approximately 2 percent of sales.

Textile Effects results

Sales decreased to CHF 1 544 million in 2002 or by 8 percent in Swiss francs and by 2 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix	2%
Price	(4)%
Currency	(6)%
Total in Swiss francs	(8)%

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

Operating income (EBIT)	2002	2001

Absolute in CHF	142	181
As a percentage of sales (EBIT margin)	9.2%	10.8%
EBITDA
Absolute in CHF	208	248
As a percentage of sales (EBITDA margin)	13.5%	14.8%

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

Home & Personal Care results

Sales decreased to CHF 399 million in 2002 or by 7 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix	2%
Price	(1)%
Currency	(8)%
Total in Swiss francs	(7)%

Sales in Home & Personal Care remained relatively stable in local currency in comparison to a strong performance last year, but declined significantly in Swiss francs. As a significant proportion of the Segment’s sales are made in the Americas, the strengthening of the Swiss franc against the U.S. dollar and the other currencies in the region negatively affected the Swiss franc sales performance. In the personal care market, sales increased in local currencies as lower sales in hygiene effects were offset by growth new effects, particularly UV-filters and hair dyes. In the home and fabric care market sector, the negative impact of price competition and lower volumes in selected whitener products was offset by growth in new effects products in the areas of protection, colorants and home care specialties, resulting in a stable sales performance compared to the prior year.

Geographically, sales in Europe increased both in Swiss francs and in local currencies, driven by the acceleration of new product launches. Performance among the countries was mixed. In the Americas, sales increased in local currencies but declined in Swiss francs in all major markets in both North and South America. In Asia Pacific, sales declined both in Swiss francs and in local currencies.

Operating income (EBIT)	2002	2001

Absolute in CHF	56	67
As a percentage of sales (EBIT margin)	14.0%	15.7%
EBITDA
Absolute in CHF	82	95
As a percentage of sales (EBITDA margin)	20.6%	22.2%

Operating income and EBITDA both in absolute terms and as a percentage of sales were adversely affected by lower sales and unfavorable currency fluctuations. Continued tight controls on costs, reductions in raw material costs and operational improvements could not fully compensate for the decline in sales, resulting in a decline in EBIT and EBITDA margins. Selling, general and administrative costs remained relatively stable compared to the prior year. In keeping with the Segment’s long-term commitment to product innovation, investments in research and development activities increased to approximately 8 percent of sales.

Treasury Management

The international financial markets in 2002 remained volatile. The major trends in the markets, which were the focus of the Company’s treasury management, included the weakening of the major currencies against the Swiss franc, and during the latter part of the year, the strengthening of the euro against the U.S. dollar, and movements in interest rates.

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

As a consequence of the anticipated economic recovery not being fully realized in the United States and the relatively flat economic growth in Europe, global interest rates fell below 2001 levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings in 2002 to 4.02 percent, which is below 2001 levels. The Company’s net interest costs decreased by CHF 24 million to CHF 110 million in 2002 compared to CHF 134 million in 2001. This decrease resulted primarily from a reduction in interest rates globally and effective treasury management.

The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2002, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, is CHF 105 million, an increase of CHF 46 million, compared to the net expense of CHF 59 million in 2001. Included in other financial expense in 2002 is a CHF 43 million loss on certain of the Company’s short-term investments and financial investments in unconsolidated companies, primarily Hexcel Corporation. The Company was required to record these losses since the decline in market values below the Company’s historical cost basis in these financial investments was, in Management’s opinion, no longer deemed temporary. The remainder of the other financial, expense, net, excluding the loss on investments, remained relatively stable compared to the prior year, despite the effects of the strengthening of the Swiss franc against the U.S. dollar and the other major currencies, and the effects of currency exchange losses caused by the devaluation of the Brazilian Real, the Mexican Peso and the Argentinean Peso.

Throughout 2002, the Company continued to maintain its long-term debt ratings of ‘A’ from Standard & Poors and of ‘A2’ from Moody’s. In Management’s opinion, based on the Company’s current financial position, its credit protection ratios are strong for its rating category.

In accordance with its risk management policy for country risk, the Company increased short-term debt due to local funding needs by CHF 22 million. In 2001 short-term debt was reduced by CHF 48 million. When economically feasible, the Company selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 19 million in 2002 versus CHF 110 million in 2001. The Company’s remaining cash reserves will be utilized in future periods to continue to maintain short-term debt at stable levels, to repay the straight bond debt in May 2003 and the convertible bond debt in July 2003, in accordance with their terms, and to repay of long-term debt when it is economically advantageous to the Company. The Company may, if and when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance as partial funding of the long-term debt amounts that are due in 2003.

As of January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which replaced existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. Upon adoption of SFAS No. 133, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income. For further information, see Note 1 to Consolidated Financial Statements.

Effective tax rate

The Company reported an effective tax rate of 27 percent in 2002, a reduction of 5 percent compared to 32 percent reported in 2001. This reduction in the effective tax rate results, in part, from goodwill not being amortized for financial reporting purposes, in accordance with the Company’s adoption of SFAS No. 142 Goodwill and Other Intangible Assets (see Note 1 to Consolidated Financial Statements), as a considerable portion of the Company’s goodwill is non-deductible for tax purposes. In 2002, the effective tax rate was also impacted by a lower amount of other non-deductible items (see Note 14 to Consolidated Financial Statements).

In 2001, the effective tax rate was impacted by several non-recurring events. The tax rate was negatively impacted by the effect of a tax payment in Italy (the Imposta Sostitutiva) that permitted the future tax deductibility of Prochimica s.r.l.’s goodwill amortization and a tax adjustment. Both of these negative effects were substantially offset by the benefit received from the effect of certain taxable expenses in one of the Company’s subsidiaries that were recognized for income tax purposes but were not recognizable for financial reporting purposes. Excluding the impact of these 2001 non-recurring events, for comparability with the 2002 effective tax rate, the effective tax rate in 2001 would have been 30 percent.

Net income and earnings per share

Net income	2002	2001

Income from continuing operations	406	380
Cumulative effects of change in accounting principles	—	2
Net income	406	382

Earnings per share, basic and diluted	2002	2001

Continuing operations	5.92	5.72
Cumulative effects of change in accounting principles	—	0.04
Net income	5.92	5.76

Earnings per share amounts were computed by dividing income from continuing operations, cumulative effects of change in accounting principles and net income, respectively, by the weighted average number of shares outstanding.

Change in accounting policy and new accounting standards

During 2003, the Company adopted several new accounting standards that were issued by the Financial Accounting Standards Board (FASB). In addition, the Company will be required to adopt certain other new accounting standards during 2004 that have been issued by the FASB as of December 31, 2003, but were not required to be adopted during 2003. For further information regarding the impact on the Company’s results of operations and financial position from the adoption of the these new FASB standards in 2003 and the potential impact from the adoption of the new FASB standards in 2004, see Note 1 to the Consolidated Financial Statements.

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 21 to Consolidated Financial Statements and Item 4. — Information on the Company — Property, Plant and Equipment; Manufacturing — Environmental Matters.

Use of certain supplementary financial indicators

The key financial indicators used by the Company’s management to monitor overall performance and liquidity, including the performance of reportable segments, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include EBITDA, free cash flow and net debt. The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.

The Company uses EBITDA margin (EBITDA divided by net sales) and free cash flow as two of the three components of its annual incentive compensation program. The third component of the program is net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, EBITDA margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (EBITDA margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt as an indicator of the strength of its capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.

As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flows from operating, investing and financing activities, total assets, total debt, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

EBITDA

As described in the Business Segment Data section of the Consolidated Financial Statements, the Company evaluates the performance of its reportable segments based on operating income as well as EBITDA. EBITDA, and EBITDA margin derived therefrom, provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs.

More importantly, the Company operates in a multinational environment and competes with companies in different countries. In some of these countries, very significant differences in accounting exist with regard to depreciation and amortization, including amortization of goodwill and other intangible assets. The most notable differences occur between companies reporting using U.S. GAAP and those reporting using International Financial Reporting Standards (IFRS). In addition, some companies with which the Company competes calculate and report their depreciation expense based on tax considerations. As a result, it is very difficult to meaningfully compare operating income data of such competitors in other countries with that of the Company. In order to adequately evaluate the Company’s performance in the markets as well as to compare and benchmark performance with that of the Company’s competitors, EBITDA was determined to be a key performance measure because it eliminates the above-described major differences.

The material limitation associated with using EBITDA as a performance measure as compared to net income is that EBITDA provides a measure of the Company’s current performance without consideration of the amount of capital that has been historically invested in order to produce the Company’s results. Management believes it compensates for this limitation by including free cash flow as another of its key financial indicators, as discussed above.

The reconciliation of EBITDA to net income is included in the Business Segment Data section of the Consolidated Financial Statements.

Free cash flow

Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or the excess of distributions to shareholders over CHF 2 per share and, as such, is limited to being used for this consideration only.

The reconciliation of free cash flow to net cash provided by operating activities is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

Net debt

The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

Invested capital

The reconciliation of invested capital to total shareholders’ equity is included in the Business Segment Data section of the Consolidated Financial Statements.

Currency exchange rates

Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in Note 2 to the Consolidated Financial Statements.

Glossary of financial terms

Basic Earnings per Share is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

Cash Flows from Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

Cash Flow Hedges are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

Commercial Paper are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

Comprehensive Income is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instrument’s fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the corresponding intangible asset, net of tax.

Convertible Bonds are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

Defined Benefit Pension Plan is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

Defined Contribution Pension Plan is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments used by the Company include forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

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

EBITDA is calculated as operating income plus depreciation and amortization, and is reconciled to net income in the Business Segment Data section of the Consolidated Financial Statements.

EBITDA Margin is EBITDA expressed as a percentage of net sales.

Equity per Share is calculated by dividing total shareholders’ equity by the number of outstanding common shares (total common shares issued less treasury shares) at the balance sheet date.

Fair Value Hedges are hedges of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such asset or liability, (the hedged item) that is attributable to a particular risk.

Free Cash Flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share.

Goodwill is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity’s tangible and identifiable intangible net assets.

Gross Profit Margin is gross profit expressed as a percentage of net sales.

A Hedge is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

A Hedged Item is specifically identified as either all or a specific portion of a recognized asset, a liability, a forecasted transaction or of an unrecognized firm commitment.

Hedge Effectiveness is the portion of the derivative financial instrument’s change in fair value that offsets the change in the fair value or cash flows of the hedged item.

Hedge Ineffectiveness is the amount by which the derivative financial instrument’s change in fair value does not equal the change in fair value or cash flows of the hedged item.

Intensity is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

Invested Capital is calculated as total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable, accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

Net Cash Provided by Operating Activities has the same meaning as Cash Flows from Operating Activities.

Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

Net Sales Development percentage is the change in the current period’s net sales in Swiss francs over the previous period’s sales in Swiss francs expressed as a percentage.

Net Sales Development percentage, in local currencies is the change in the current period’s net sales in local currencies over the previous period’s net sales in local currencies expressed as a percentage.

Operating Income Margin is operating income expressed as a percentage of net sales.

Other Intangible Assets are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how, trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

Item 6. Directors, Senior Management and Employees

Corporate Governance

Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of SWX Swiss Exchange

The Board of Directors and its Committees

The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee [DCG 3.6]. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities, and initiates required activities.

The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years; a re-election is possible [DCG 3.4.1]. The Company has a staggered Board [DCG 3.4.1]. For an overview of the individual election terms, see the table on the next page [DCG 3.4.2]. The Chairman of the Board is elected by the Board from its Members. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

•	A Lead Director, having been appointed by the Board, who is entitled to convene on his own and chair meetings of the Board; in addition, the Lead Director chairs the Human Resources and Compensation Committee; based on interviews with other Board Members, he prepares a review of the Chairman of the Board. He also directs meeting modules without the Chairman being present

•	Broad supervisory and reviewing powers being held by the Board that are directly supported by Internal Audit

•	With the exception of the Chairman of the Board, the Board Members being both non-executive directors and independent from the Company

•	Having Board Committees with a majority of non-executive, independent directors

•	Having an Audit Committee exclusively comprised of non-executive and independent directors

•	The Board performing an annual assessment of itself

•	The provision of continuous and comprehensive information to Board Members including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management [DCG 3.7].

Topics of the Board in 2003

In 2003, the Board focused on the following key topics besides the overall supervision of the Company’s affairs, the preparation of the annual accounts and the General Meeting of the Shareholders: Group business strategy, research & development strategy, IT strategy, mergers and acquisitions, supply chain and “Managing for Growth” projects, analysis of products and strategy of the Company’s segments, management development and corporate governance.

Board Committees [DCG 3.5]

Four standing Board Committees in the areas of audit, finance, human resources and compensation and nomination provide guidance and support to the full Board:

Audit Committee

Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints, the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com/view.asp?id=5923). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F.

Finance Committee

Mission: Develops principles for financial planning, accounting and reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets.

Human Resources and Compensation Committee

Mission: Develops objectives and principles of human resource policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resource policy and supports the preservation and enhancement of the Company’s reputation in the human resources area. The Human Resources and Compensation Committee assesses the emoluments of the Members of the Board and its Committees and prepares a request to the Board concerning the emoluments and the terms of employment of the CEO and the Members of the Executive Committee [DCG 5.1]. The Lead Director is the chairman of the Human Resources and Compensation Committee.

Nomination Committee

Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the Annual General Meeting (“AGM”) of Shareholders and prepares a selection of candidates in accordance with these criteria. The Nomination Committee nominates the candidates for the appointments made by the Board. The Chairman of the Board is the chairman of the Nomination Committee.

Members of the Board [DCG 3, 3.1, 3.2, 3.4.2]
The Members of the Board are as follows:

			Year	Year	Significant positions and political
	Date of		appointed	term	mandates outside the Company
Name	Birth	Nationality	to Board	expires	[DCG 3.2.a/b/c]

Armin Meyer Chairman and Chief Executive Officer	July 25, 1949	Swiss	1997	2004	(1)	Member of the Board of Directors, Zurich Financial Services, Zurich Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member Foundation Board IMD — International Institute for Management Development, Lausanne
Kurt Feller Vice Chairman, Lead Director	August 31, 1937	Swiss	1999	2007	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur
Chairman of the Board of Directors, Geberit Ltd., Jona
Member of the Board of Directors, Scintilla Ltd., Solothurn
					Member of the Board of Directors, Büro-Fürrer Ltd., Zurich
Erwin W. Heri	March 6, 1954	Swiss	1997	2007	Professor of Finance
Member of the Board of Directors, Hilti Ltd., Schaan
Chairman of the Board of Trustees, Anlagestiftung Winterthur, Winterthur
Member of the Board of Trustees, Publica, Pensionskasse des Bundes, Bern
Chairman of the Board of Directors, OZ Holding AG, Pfäffikon
Chairman of the Board of Directors, OZ Bankers AG, Pfäffikon
					Member of the Board of Directors, Losinger AG, Berne
Gertrud Höhler	January 10, 1941	German	1997	2004 (1)	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen
Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2006	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Advisory Board of Aventis, Strasbourg Member of the Scientific Board of the Novartis Venture Fund, Basel
Peter Littmann	December 21, 1947	German	1997	2006	Chairman and Chief Executive Officer, Brandinsider GmbH, Hamburg
Member of the Board of Directors, Compass Ltd.
(Bata Shoe Company), Toronto
Member of the Advisory Board, Nijenrode University, The Netherlands
					Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts
Uli Sigg	April 29, 1946	Swiss	1999	2007	Vice-Chairman of the Board of Directors, Ringier Group
Member of the Advisory Board of China Development Bank, Beijing
Member of the Board, Infront Holding Ltd., Zug
Member of the Board of Medica Holding AG, Rotkreuz
					Member of the Supervisory Board of the University of Lucerne, Lucerne
Hans-Ulrich Müller (2) Secretary (not Member of the Board)	June 25, 1941	Swiss	1997	—	Member of the Board of SGCI für Chemische (Schweiz. Gesellschaft Industrie), Zurich

(1)	At the Company’s Annual General Meeting of Shareholders to be held on February 26, 2004, Ms. Gertrud Höhler and Mr. Armin Meyer are proposed to be re-elected as Board Members for an additional term of four years.

(2)	The Board has appointed Thomas Koch, born November 21,1954, German, as its new Secretary effective March 1, 2004.

With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non executive directors and independent from the Company [DCG 3.1.b]. The term “independent” used herein satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the NYSE Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1.c].

More biographical details of the Board Members are available at the Company’s website (http://www.cibasc.com/bod-cv) [DCG 3.1.a].

There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss companies [DCG 3.3]. There are no service contracts between any Member of the Board and the Company providing for benefits upon termination of employment.

Board Committee Memberships

Human
Resources and
	Audit	Finance	Compensation	Nomination
Name	Committee	Committee	Committee	Committee

Armin Meyer		C	M (1)	C
Kurt Feller	M	M	C	M
Erwin W. Heri	C	M
Gertrud Höhler			M	M
Jean-Marie Pierre Lehn
Peter Littmann			M	M
Uli Sigg	M

C =	Chairman

M =	Member

(1)	Armin Meyer is not present at the meetings when the Committee discusses and prepares its proposal with regard to Armin Meyer’s compensation as CEO of the Company.

All Board Committees meet four to six times per year, usually immediately before the full Board meets. The duration of such meetings generally is between two and four hours.

The Company’s “Rules Governing the Organization” and Committee charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board or any of its Committees to pass resolutions, at least half of its Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference. The full Board meets at least 6 times per year.

The Executive Committee [DCG 4, 4.1]

	Date of			Significant positions and political
Name	birth	Nationality	Function	mandates outside the Company [DCG 4.2]

Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD — International Institute for Management Development, Lausanne
Michael Jacobi	January 30, 1953	German	Chief Financial Officer	Chairman of the Board of Industrie-Holding, Berne Member of the Board of Phonak Holding, Stäfa Member of the commission and of the committee of Swiss GAAP, FER, Zurich
Brendan Cummins	May 18, 1951	Irish	Executive Vice President International Coordination and Human Resources	None
Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer	Member of the Board, American Chemistry Council, Arlington Member of the Board, CIII Centers for Health Research, North Carolina
Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None
Christoph Biedermann	March 19, 1957	Swiss	Head Segment Textile Effects	None
Mark Garrett	May 11, 1962	Australian	Head Segment Water & Paper Treatment	Member of the Board of TEGEWA Industry Association, Frankfurt am Main
Felix Meyer	February 18, 1953	Swiss	Head Segment Plastic Additives	None
Tim Schlange	January 15, 1963	German	Head Segment Home & Personal Care	None

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

Previously, Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a member of the Executive Committee of ABB, a global technology Group.

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

Michael Jacobi joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals,

responsible for Treasury, Mergers and Acquisitions, Investor Relations, Control and Information Management. Michael Jacobi serves on the Council of the Foundation for Accounting and Reporting Recommendations and plays a significant role in setting Swiss guidelines for accounting and disclosure. He has a Doctorate in Economics from the University of St. Gallen.

Brendan Cummins was appointed head of International Coordination and Human Resources on December 1, 2001. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to Philippines as Head of Pharmaceutical Division and later that year was appointed in combination Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. He has a degree in accounting and is a Fellow of The Institute of Company Accountants.

Martin Riediker was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Mr. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997 he was named Global President of the Consumer Care Division and became a member of the Executive Committee of Ciba Specialty Chemicals. Mr. Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

Hermann Angerer was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy Limited in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr. Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology Zurich.

Christoph Biedermann was appointed Head of the Textile Effects Segment in 2001. From 1982 to 1985, Christoph Biedermann worked for ABB as Project Engineer in Switzerland and Commissioning Engineer in South Africa. From 1986 to 1989, he was Associate and Project Manager at McKinsey in Zurich, Switzerland. In 1990 he joined ABB Drives AG as Manager of High Power Semiconductors. In 1991 he was appointed Manager of Electrical Machines. From 1994 to 1997, he was Manager Business Unit Total Optimization of Processes at ABB Business Area Automation & Drives. In 1997, Christoph Biedermann was appointed President of ABB Industrie AG Switzerland. Since 1999, he has also been a member of the Management Committee ABB Switzerland, responsible for the Segment Automation. Mr. Biedermann holds a Diploma in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich and has an MBA from INSEAD, Fontainebleau, France.

Mark Garrett was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. He rejoined Ciba in 2001. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne, Australia.

Felix Meyer was appointed Head of the Plastic Additives Segment in 2001. Felix Meyer joined Ciba-Geigy Limited in 1981 as Marketing Specialist for Polymer Additives and was appointed Head of Marketing for Polyolefin Additives in 1984. In 1987, he became Product Manager for Antioxidants, was promoted in 1990 to Head of Business Product Management and then to Head of Strategic Affairs, Additives Division in 1993. From 1994 to 1996 he was responsible for Purchasing and Materials Management and was a member of the Executive Committee of Ciba Additives GmbH in Lampertheim, Germany. In 1996, he assumed responsibility as Global Head of the Polymer Additives business unit and member of the Management Committee Additives Division. Mr. Meyer has a Diploma in Chemical Engineering and a Ph.D. in Physical Chemistry from the Swiss Federal Institute of Technology, Lausanne.

Tim Schlange joined Ciba-Geigy’s Corporate Planning staff in 1992. In 1994, Mr. Schlange assumed a marketing and sales position with Ciba Vision. In 1996, he began as Head of the Market Center Basic Polyolefins in a global marketing role for the Polymer Additives business unit. In 1999, he was appointed Transition Manager for the project management of the divestment of the Performance Polymers Division. In 2000, he headed Strategic Business Development for the Consumer Care Division. Since 2001, he has been Head of the Home & Personal Care Segment. He has a Doctorate in Economics from the University of St. Gallen.

There are no management agreements between the Company or its management bodies and any third parties [DCG 4.3] or other agreements pertaining to which any person referred to above was elected a Member of the Company’s Executive Committee.

Business behavior

So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely, and understandable disclosure in public reports, the Company relies on its “Code of Conduct” which can be downloaded (http://www.cibasc.com/ view.asp?id=59). In 2003, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct to the CEO, the CFO, or the Group Controller.

Compensation

Non-executive Members of the Board [DCG 5.2.2.b]

In 2003, the non-executive Members of the Board in aggregate received as remuneration, bonuses and other benefits a total of CHF 703 236 [DCG 5.2.1]. In addition, they were granted 7 376 Shares by the Company [DCG 5.4.b] and held a total of 18 243 Shares as at December 31, 2003 (including those allocated in 2003) [DCG 5.5.b].

In addition, these persons were granted the following options by the Company [DCG 5.6.b]:

	Term of allocation	Subscription		Strike price
Year of allocation	(years)	ratio	Number	(CHF)

1997	8	1:1	23 632	107.16
1998	5	1:1	3 284	163.70
1999	5	1:1	4 108	110.60
2000	5	1:1	2 562	105.40
2001	5	1:1	6 892	109.20
2002	5	1:1	9 280	109.00

In 2003, the Company did not grant any options to non-executive Members of the Board.

Executive Member of the Board and Members of the Executive Committee [DCG 5.2.2.a]

In 2003, the executive Member of the Board and the Members of the Company’s Executive Committee in aggregate received as salaries, bonuses and other benefits inclusive of any voluntary Company pension contributions a total of CHF 8 517 857 [DCG 5.2.1]. In addition, they were granted 63 925 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 122 013 Shares as at December 31, 2003 (including those allocated in 2003) [DCG 5.5.a].

In addition, these persons were granted the following options by the Company [DCG 5.6.a]:

	Term of allocation	Subscription		Strike price
Year of allocation	(years)	ratio	Number	(CHF)

1997	8	1:1	63 624	107.16
1998	5	1:1	18 613	163.70
1999	5	1:1	28 970	110.60
2000	5	1:1	23 549	105.40
2001	5	1:1	65 672	109.20
2001 supplementary grant	4 years and 10.5 months	1:1	19 572	109.20
2002	5	1:1	135 640	109.00

In 2003, the Company did not grant any options to the executive Member of the Board nor to the Members of the Company’s Executive Committee.

Highest total compensation [DCG 5.9]

In 2003, the Member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive of any voluntary Company pension contributions a total of CHF 2 521 060. In addition, in 2003, this person was allocated 14 098 restricted Shares and 2 931 unrestricted Shares, but no options.

Additional fees and loans

None of the above mentioned persons has received any fees nor any compensation for services rendered to the Company during 2003 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].

Former Members [DCG 5.3]

In 2003, three former Members of the Executive Committee have received total compensation of CHF 667 536 [DCG 5.3.2.a]. This amount includes contributions in the form of Shares and voluntary Company pension contributions. It also includes the salary paid to former Executive Committee Members who became employees of the Company. In 2003, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b]. In the reporting period, no Member of the Board nor any Member of the Executive Committee left the Company [DCG 5.2.3].

Closely Linked Persons

The Company has not made any share [DCG 5.4], option [DCG 5.6] nor any cash contribution [DCG 5.2] to any Closely Linked Person, i.e. to a third party which is closely linked to Members of the Board or to Members of the Company’s Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company has not paid any fees [DCG 5.7] to such persons nor has it granted them any loans [DCG 5.8].

Shareholdings of Closely Linked Persons, if any, are included in the figures reported above [DCG 5.5].

Principles of allocation

Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily and over proportionally in relation to free cash flow, and EBITDA, growth and personal objectives, established at the beginning of the year. The allocation of the compensatory elements is discussed in the Human Resources and Compensation Committee that makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.

Labor Relations

Membership of the Company’s employees in trade unions varies from country to country, and the Company has entered into various collective bargaining agreements. It is the Company’s practice to renew or replace its various labor arrangements relating to continuing operations as and when they expire and the Company is not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. The Company has not experienced any material work stoppages or strikes in the past three fiscal years. The Company’s management is of the opinion that relations with the Company’s employees are good.

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

Europe

A significant number of the Company’s employees in Europe are represented by trade unions. The Company’s labor relations in Europe have been good and the Company has not experienced any material work stoppages in recent years.

Wages and general working conditions are generally the subject of negotiated collective bargaining agreements. Within the limits established by these agreements, operating companies negotiate directly with unions and other labor organizations representing the Company’s employees. Collective bargaining agreements relating to remuneration typically have a term of one year.

In addition to trade unions, the Company also consults from time to time with various local, national and European work councils. Employees elect the members of work councils. These work councils primarily serve an advisory role. However, under certain circumstances, the Company may be required to consult with one or more of the work councils before proceeding with a course of action. Furthermore, the Company is obligated to apprise the European work councils of activities which affect its workforce in Europe.

Other Regions

The Company’s employees in the Western and Eastern Hemispheres are often represented by trade unions or employed pursuant to other collective bargaining agreements. This includes some of the Company’s United States sites. In Japan, approximately one half of the employees are represented by labor unions. Labor relations in all of these regions have been good and the Company has not experienced any material work stoppages in recent years.

Employees

The Company employee’s worldwide totaled 18 658 in 2003, 19 007 in 2002 and 19 683 in 2001. The following table shows the number of employees at the end of December 31, 2003 and 2002.

2003	Europe	Americas	Asia-Pacific	Total

Plastic Additives	1 589	1 106	581	3 276
Coating Effects	3 000	407	511	3 918
Water & Paper Treatment	1 501	670	235	2 406
Textile Effects	2 007	550	899	3 456
Home & Personal Care	947	422	297	1 666
Unallocated Group Services	1 980	923	778	3 681
Headquarters	255	0	0	255
Total Company	11 279	4 078	3 301	18 658

2002	Europe	Americas	Asia-Pacific	Total

Plastic Additives	1 569	1 163	530	3 262
Coating Effects	3 023	396	491	3 910
Water & Paper Treatment	1 541	697	226	2 464
Textile Effects	2 120	611	848	3 579
Home & Personal Care	987	436	299	1 722
Unallocated Group Services	2 006	969	853	3 828
Headquarters	242	0	0	242
Total Company	11 488	4 272	3 247	19 007

In 2002, the Company ceased allocating its Group Service Units’ employees to the Segments or to Headquarters for internal management reporting purposes. The December 31, 2001 employee data shown in the table below has been reclassified to conform to the 2002 presentation of the number of employees.

2001	Europe	Americas	Asia-Pacific	Total

Plastic Additives	1 591	1 288	544	3 423
Coating Effects	3 096	393	462	3 951
Water & Paper Treatment	1 597	718	208	2 523
Textile Effects	2 261	629	879	3 769
Home & Personal Care	1 003	443	304	1 750
Unallocated Group Services	2 074	1 083	869	4 026
Headquarters	241	—	—	241
Total Company	11 863	4 554	3 266	19 683

The Company’s organizational structure, Shares, Share capital and shareholders

Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange (see Item 9 — The Offer and Listing). As at December 31, 2003, the Company’s market capitalization amounted to CHF 6 485 226 871 (67 766 216 shares at a price of CHF 95.70 each).

Security	Stock exchange	Ticker symbol	Security number	ISIN code

Share with CHF 6 nominal value	SWX/virt-x	CIBN	581 972	CH 000 581972 4
Share with CHF 6 nominal value (buy-back over second trading line)	SWX/virt-x	CIBNE	1 661 377	CH 001 661377 7
ADS	NYSE	CSB	CUSIP: 17162 W206	N/A

The Company’s nominal Share capital amounts to CHF 432 780 702 and is divided in 72 130 117 Shares with a nominal value of CHF 6 each. On June 28, 2002, the nominal value per Share had been reduced from CHF 10 to CHF 9. On May 23, 2003, the nominal value per Share was again reduced, this time to CHF 6 per Share, giving effect to a resolution of the Company’s shareholders taken on March 6, 2003 [DCG 2.1/2.3].

The Board of Directors proposes to the shareholders of the Company to further reduce the Company’s Share capital from CHF 6 per Share to CHF 3 per Share and by making a corresponding cash payment to the Company’s shareholders of CHF 3 per Share. The shareholders will vote on this proposal at the Company’s General Meeting of Shareholders on February 26, 2004. In addition, the Board will propose to the Company’s shareholders to reduce the Company’s share capital by the cancellation of 1 303 500 Shares it acquired over the second trading line in connection with its share buy-back program.

The Company only has one class of Shares and has no bonus certificates [DCG 2.4/2.5]. Each Share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Shares do not have any preferential rights attached to them. The Company had and has the following ordinary, authorized and conditional capital [DCG 2.2/2.3]:

	Nominal
	value of	Ordinary					Conditional capital for
Date of Articles of Association	Shares	Share capital	Authorized capital		Conditional capital		employee participation

Article in Articles of Association	4 para. 1		4 para. 3		4 para. 4		4 para. 5

			number of	nominal	number of	nominal	number of	nominal
			Shares	value	Shares	value	Shares	value
	(CHF)	(CHF)	(million)	(CHF million)	(million)	(CHF million)	(million)	(CHF million)

April 20, 1998	10	721 301 170	4	40	4	40	2	20
March 22, 2002	9	649 171 053	4	36	4	36	2	18
March 6, 2003	6	432 780 702	4	24	4	24	2	12
Proposal by the Board to AGM 2004	3	212 479 851 (1)	4	12	4	12	2	6

(1)	Reflects both the proposed cancellation of 1 303 500 Shares and the reduction of the nominal value of each Share by CHF 3.

In case the shareholders approve the above mentioned Share capital reduction at the Company’s 2004 AGM through a repayment of CHF 3 per Share, the nominal value for ordinary, authorized and conditional capital would be reduced accordingly. For additional information please refer to article 4 of the Company’s Articles of Association, which can be downloaded (http://www.cibasc.com/image.ASP?ID=1704). The German version, which is legally binding, can be downloaded (http://www.cibasc. com/image.ASP?ID=1705). For changes in capital, see also Note 17 to the Consolidated Financial Statements [DCG 2.3].

For information about the Company’s major shareholders see Item7 — Major Shareholder and Related Party Transactions in Annual Report. Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/cgi/issuers/shabSearch?dates=all&from=19980101&to=99991231&byDate=Ordered+by+date&issuer=Ciba+Spezialit%E4&holder=*&lang=en). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].

Group structure [DCG 1.1]

For the Company’s major subsidiaries, including listed companies and group structure, see Item 4 — Information on the Company[DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see Description of Segment in Business Segment Data [DCG 1.1.1].

Voting cap and registration restrictions, nominees [DCG 2.6]

No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share capital. A shareholder purchasing more than 2 percent of the Company’s share capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2003, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].

Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].

For information about the Company’s treasury stock, see Note 16 to the Consolidated Financial Statements and the Consolidated Balance Sheets.

At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 6.1.1]. In 2003, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval by two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].

Annual General Meeting and extraordinary shareholders’ meetings

Any shareholder may demand that an item be put on the agenda of the AGM if he holds Shares representing a nominal value of at least CHF 600 000. If, at the Company’s AGM to be held on February 26, 2004, the shareholders approve the motion of the Board to reduce the nominal value of each Share from CHF 6 to CHF 3, the amount required to have an item put on the agenda will be proposed to be reduced accordingly from CHF 600 000 to CHF 300 000.

A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. In its third quarter report, the Company published the deadline date (December 29, 2003) for the AGM to be held on February 26, 2004. The record date for participation at the AGM is usually fifteen days before the AGM while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provision with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].

There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders’ meetings. Resolutions generally require the approval of the “majority” of the shares represented at a shareholders’ meeting (i.e. a simple majority of the shares represented at the shareholders’ meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders’ meeting with the affirmative vote of at least two-thirds of the shares represented at such meeting is required for [DCG 6.2]:

(i)	any change to the Company’s business purpose,

(ii)	the creation of Shares with privileged voting rights,

(iii)	the creation of restrictions on the transferability of registered Shares, or the elimination of transfer restrictions [DCG 2.6.4],

(iv)	an authorized or conditional increase in the Company’s Share Capital,

(v)	an increase in the Company’s Share Capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges,

(vi)	the restriction or elimination of preemptive rights of shareholders,

(vii)	a relocation of the domicile of the Company, or

(viii)	the dissolution of the Company other than by liquidation (for example, by way of a merger).

In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

Dividends and dividend policy

The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board.

Since its inception in 1997, the Company has paid the following amounts:

	Dividend payment	Capital reduction
AGM year	(CHF)	payment (CHF)

1998	2	0
1999	2	0
2000	2	0
2001	2	0
2002	2	1
2003	0	3
2004(1)	0	3

(1)	For 2003, the Board proposes to the shareholders to carry forward the entire retained earnings, not to pay a dividend and to make a cash payment of CHF 3 per Share from a capital reduction. The shareholders will vote on this proposal at the Company’s AGM of shareholders on February 26, 2004.

Equity linked instruments [DCG 2.7]

With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding since it repaid the USD 687 million convertible bond on July 10, 2003.

Share and option plans [DCG 2.7]

The Company’s share and option plans are further described in Note 17 to Consolidated Financial Statements.

Change of control provisions

If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its articles of association, the Company has no opting out or opting up provision [DCG 7.1].

All Members of the Company’s Executive Committee have an “employee retention agreement” with the Company which enables them to be involved in a transaction with a third party that considers to take over the Company in a way which does not affect their status as employees [DCG 7.2].

Auditors [DCG 8]

Effective August 6, 2002, Ciba Specialty Chemicals Holding Inc., Basel, replaced its statutory and group auditors, Arthur Andersen AG, Zurich, with Ernst & Young Ltd, Zurich, to implement a resolution taken by its shareholders on March 22, 2002. This resolution was taken in anticipation of Arthur Andersen’s inability to safeguard the Company’s interests [DCG 8.1.1]. According to Swiss law, the auditors are elected by the Company’s shareholders. A respective proposal is made by the Board that bases its proposal upon a recommendation made to it by the Audit Committee. At the Company’s AGM to be held on February 26, 2004, the shareholders will vote on this proposal.

Ernst & Young Ltd’s lead audit partner, Eric Ohlund, who had formerly been with Arthur Andersen AG, has supervised the Company’s audit since 1997 [DCG 8.1.2].

Fees paid by the Company in 2003 and 2002 to the Company’s auditors were as follows [DCG 8.3]:

	2003		2002(1)

	thousand	in % of	thousand	in % of
	CHF	total fees	CHF	total fees

Audit fees	3 927	76	3 490	60
Audit-related fees	237	5	1 088	19
Tax fees	827	16	951	16
All other fees	165	3	315	5
Total fees	5 156	100	5 845	100

(1)	For comparability reasons, 2002 figures include payments made to Arthur Andersen prior to its being replaced during the year 2002.

Audit related work included services in connection with the Company’s EMTN program and the audit of closing balance sheets. Tax services comprised: tax filings, transfer pricing studies, tax advice, including with regard to VAT. Other services included advice related to the Company’s share repurchase program and intended transactions. The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of rule 2-01 of regulation S-X.

The Audit Committee has introduced a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com/investors). In 2003, the Audit Committee received no request for approval of a specific service and granted no specific pre-approval. The Audit Committee is fully briefed on each service received from the Company’s auditors.

The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required. In such meetings, the Board and the Audit Committee also assess and discuss the findings of the auditors and evaluate the quality of their services [DCG 8.4].

Information policy [DCG 9]

The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by email. The Investor Relations homepage (http://www.cibasc.com/investors) contains comprehensive information on the Company, including Corporate Governance, its Code of Conduct and Social Policy.

As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN (CIBNE for the share buy-back) and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports submitted or filed by the Company with the U.S. stock exchange supervision authority, the Securities and Exchange Commission (“SEC”), can be downloaded (http://www.sec.gov/cgi-bin/srch-edgar?text=ciba+specialty+chemicals+holding).

The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s annual general meeting is sent to the shareholders by mail as well and is also published in several newspapers in Switzerland.

For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page
(http://www.cibasc.com/view.asp?id=192).

Enquiries by telephone may also be made to: Investor Relations +41 61 636 5081

Group Communications +41 61 636 4444

Share Ownership

Effective January 1, 2003, the Company adopted the fair value method of accounting as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

In connection with the capital reduction of CHF 3 per share in 2003 (CHF 1 per share in 2002) (see note 16), the Company, in accordance with the terms of its stock option plans, reduced the exercise price of its outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of the capital reduction repricings. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing was set by the investment bank. All exercise prices disclosed herein have been accordingly adjusted.

LEAP — In connection with the one-time Leveraged Executive Asset Plan (LEAP) established in 1997 for the Company’s then key executives and non-executive Board members (participants), the 288 400 restricted shares of common stock of the Company that were purchased by the participants in 1997 were released to the participants in March 2002. As of December 31, 2003, a total of 1 042 782 share options having an expiration date of March 15, 2005 and that were granted in connection with the LEAP and permit the holder thereof to purchase shares of the Company’s common stock at a price per share of CHF 110 (CHF 107.16 after the capital reduction repricing), remain outstanding. Because the Company, upon establishment of the LEAP in 1997, paid a fee to a major investment bank to assume all of the Company’s obligations to the participants in the LEAP, the Company has no obligation to issue shares of its common stock nor any other obligation to the participants in connection with the LEAP.

As of January 31, 2004, no additional share options have been exercised or returned to the Company, as compared to December 31, 2003.

LTIP — The Company has a Long-Term Incentive Plan (LTIP), which grants options and restricted shares of common stock of the Company to senior management and other key employees and, in 2002 and 2001, to non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise occur over three years. The options expire either five years or ten years after the date of grant. In 2002 and 2001, no compensation expense was recorded for the options issued under this plan as the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In connection with the Company’s adoption in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 5 million was recorded comprising of both current year awards and the unvested portion of prior year awards.

The following table summarizes option activity under the LTIP for the three year period ended December 31, 2003, and from January 1, 2004, through January 30, 2004:

	Weighted average	Options
	exercise price	outstanding

Balance at December 31, 2000	121.40	1 299 900
Options granted	108.63	461 444
Options issued on conversion of stock appreciation rights	160.00	60 799
Options canceled/forfeited	112.38	(43 694)
Balance at December 31, 2001	119.63	1 778 449
Options granted	108.80	481 401
Options exercised	108.99	(32 098)
Options canceled/forfeited	111.07	(32 413)
Balance at December 31, 2002	117.53	2 195 339
Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)
Balance at December 31, 2003	109.34	2 080 622
Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	128.88	(3 549)
Options expired	0	0
Balance at January 30, 2004	109.30	2 077 073

The following table summarizes the status of stock options outstanding and exercisable at January 30, 2004:

		Stock options outstanding		Stock options exercisable

	Weighted average		Weighted average		Weighted average
	exercise price	Number of	remaining	Number of	remaining
	— outstanding/	outstanding	contractual life	outstanding	contractual life
Exercise price range	exercisable	options	(in years)	options	(in years)

82.60 — 111.88	106.03/107.99	1 951 243	3.7	1 349 347	2.9
160.00	160.00/160.00	125 830	3.9	125 830	3.9
		2 077 073		1 475 177

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

In connection with the LTIP 2003, the Company granted 186 503 restricted Shares of common stock, which are restricted for three years from the date of grant, to 720 participants. The market value of the common stock at date of grant was CHF 85.30 per Share. Compensation expense of approximately CHF 16 million has been recognized in 2003 related to the grant of these Shares.

ESOP — The Company has an Employee Stock Ownership Plan (ESOP) that enables substantially all employees to purchase annually up to 20 Shares of common stock at a price equal to 85 percent of the average market price, defined as the average closing price of the Shares on the Swiss Exchange for 10 trading days prior to the purchase date of the Shares. During 2003, 1 768 employees (2002: 1 660 employees; 2001: 2 279 employees) purchased 32 221 Shares (2002: 29 499 Shares; 2001: 40 069 Shares) for which approximately CHF 2 million (2002: CHF 3 million; 2001: CHF 4 million) was paid to the Company. In 2002 and 2001, no compensation expense was recorded under this plan. In 2003, CHF 0.4 million compensation expense was recorded in connection with the adoption of SFAS No. 123.

In the period from January 1, 2004 through January 30, 2004, no Shares have been purchased under the plan.

MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 20 Shares (beginning in 2003, 25 shares) of common stock at CHF 15 per Share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2003, 2002 and 2001:

		Rights
	Exercise price	outstanding

Balance at December 31, 2000	15	232 760
Rights granted	15	86 240
Rights exercised	15	(16 260)
Balance at December 31, 2001	15	302 740
Rights granted	15	86 040
Rights exercised	15	(18 500)
Balance at December 31, 2002	15	370 280
Rights granted	15	105 275
Rights exercised	15	(20 005)
Balance at December 31, 2003	15	455 550
Rights granted	15	104 200
Rights exercised	15	(2 900)
Balance at January 30, 2004	15	556 850

Compensation expense is recorded in the year the rights are granted and, in 2003, CHF 9 million (2002: CHF 8 million; 2001: CHF 8 million) of compensation expense was recorded under this plan.

PSP — In 2001, the Company established a Performance Share Plan (PSP) for selected senior and key management and non-executive Board Members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the Share price of the Company is equal to or higher than the market value of Shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the Share price from the close of the first trading day at the beginning of the measurement period to the Share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The Share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one Share up to a maximum of four Shares of Company common stock, depending on the Company’s Share price and the Company’s TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 2 627 rights (2002: 1 675 rights, 2001: 1 250 rights) have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded related to the fulfillment of the terms of the plan. In 2003 however, in accordance with the adoption of No. SFAS 123, as amended, the Company recorded CHF 1 million compensation expense for the fair value of the rights that vested during 2003.

As of January 30, 2004, no additional rights have been granted by, or returned to, the Company as compared to December 30, 2003.

Change in control and reserve of shares

Upon a change in control of the Company (defined as 30 percent for LEAP, 33.33 percent other than 1998, which is 50 percent, for LTIP program, and 20 percent for PSP, such percentage, in each case, as being a percentage of total voting power. Additionally, for the PSP in a merger where the Company’s shareholders retain less than 50 percent of total voting power or the Company’s Board does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

At December 31, 2003, the Company had approximately 2.2 million Shares (2002: 2.0 million Shares; 2001: 1.8 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

For further information see Item 18 — Financial Statements and pages F-1 through F-36.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

According to the Share Registrar of the Company and other publicly available information as of January 30, 2004, the following persons in the table below were known by the Company to be the owner of 2 percent or more of the Company’s Shares. These shareholders may use their voting rights up to 2 percent of the common stock.

	January 30, 2004	January 31, 2003	January 31, 2002

Artisan Partners Limited, USA-Wisconsin	—	5.0%	—
BNP Paribas (Suisse) SA, Geneva*	—	—	—
Chase Nominees Ltd, London*	5.6%	5.3%	3.1%
Mellon Bank N.A., Everett*	2.6%
Putnam Group, Boston(1)	—	5.2%	5.2%
Euroclear Nominees Ltd., Bruxelles*	—	—	—
Hanover Nominees Ltd., London*	—	—	—

(*)	Registered as nominees.

(1)	Of which 0.7 percent was entered into the Share Register of the Company with the right to vote.

As of January 30, 2004, according to the Share Register, there were 193 registered holders of ordinary shares in the United States. These ordinary shareholders in the United States collectively held 1 326 221 ordinary shares, or approximately 1.8 percent of the Company’s total issued and outstanding Shares as of that date. Also as of January 30, 2004, there were 266 registered holders of American depositary receipts under an ADR program (including Cede & Co., the DTC’s nominee). Each ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one share of the common stock of the Company. All these registered ADR holders have addresses in the United States. They collectively held 1 034 988 ADRs, or approximately 0.7 percent of the issued and outstanding ordinary Shares as of such date.

To its knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.

Related Party Transactions

The Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest. No director, officer or associate of any director or officer is or was during the last three years indebted to the Company or any of its subsidiaries. For further information see Item 18 — Financial Statements and pages F-1 through F-36.

Item 8. Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-36

Other Financial Information

Export Sales

The Company’s products and services are primarily sold outside of its home market, Switzerland. In 2003, approximately 99 percent of the Company’s sales of products and services produced in Switzerland were exported to other countries.

Legal, Administrative and Arbitration Proceedings

The Company operates in countries where political, economic, social, and regulatory developments could have a significant impact on its operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying Consolidated Financial Statements of this Annual Report.

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. Although the outcome of any such proceedings cannot be predicted, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

As a result of a dispute over certain agreements with third parties, in the context of the Company’s divestment of the Performance Polymers Business in 2000, some third parties initiated arbitration proceedings against the Company. This dispute has been settled and will not have any material adverse effect on the financial position or results of operations of the Company. In connection with its Toms River, New Jersey site in the United States, the Company was named as a defendant in several actions, most of which were settled by the end of 2002 (see “Item 4. Information on the Company — Environmental Matters” of this Annual Report).

Dividends and Dividend Policy

The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. The Board has adopted a policy on the proposal of dividends which is to provide shareholders with dividend growth in line with the underlying growth in the earnings of the Company. Under Swiss law, dividends are paid out only if approved at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board.

At the Company’s Annual General Meeting held on March 22, 2002, the shareholders approved the Board’s proposal to pay a dividend of CHF 2.00 per share, in respect of the fiscal year 2001. The Company paid the dividend on March 27, 2002, which totaled CHF 134 million. At this meeting, the shareholders also approved the Board’s proposal to pay an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share by CHF 1 per share to CHF 9 per share. The Company paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

For 2002 the Board of Directors proposed to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposed a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction found shareholder approval at the Annual General Meeting on March 6, 2003. The capital reduction was effected by a reduction in the nominal value of each share from CHF 9 per share by CHF 3 per share to CHF 6 per share. The Company has made the payment of the capital reduction on May 23, 2003.

For 2003 the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to its shareholders resulting from a capital reduction of CHF 3 per Share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on February 26, 2003. If approved the capital reduction will take the form of a reduction in the nominal value of each Share from CHF 6 per Share by CHF 3 per Share to CHF 3 per Share. The Company expects, subject to various conditions and approval, that the payment of the capital reduction will be made to the shareholders on May 14, 2004.

For additional information on dividends, see “Item 6 — Directors, Senior Management and Employees” section of this Annual Report.

Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since the date of the Consolidated Financial Statements included in this Annual Report.

Item 9. The Offer and Listing

Principal Trading Market and Price Range

The Shares are listed on the Swiss Exchange and principally traded on London based virt-x, a Recognized Investment Exchange supervised by the Financial Services Authority (FSA) in the U.K. and are also quoted on International Retail Service, the London Stock Exchange’s automated quotation system for non-U.K. equity securities. The prices for Shares as quoted in the official list of the Swiss Exchange are expressed in Swiss francs. As of August 2, 2000, the ADRs, each representing one-half of one ordinary share of the Company’s common stock, have been listed on the New York Stock Exchange.

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

Trading Prices on the Swiss Exchange

	Price per Share

	High	Low	High	Low

	in CHF		in USD
Annual highs and lows
1999	128.00	103.00	80.05	64.41
2000	122.50	94.25	75.61	58.17
2001	115.75	75.00	69.74	45.19
2002	128.00	89.75	92.53	64.88
2003	101.50	74.75	81.99	60.38
Quarterly highs and lows
2001
First Quarter	115.75	102.75	66.68	59.19
Second Quarter	110.25	98.75	61.36	54.96
Third Quarter	108.75	75.00	67.18	46.33
Fourth Quarter	112.00	91.35	67.48	55.04
2002
First Quarter	128.00	103.25	76.25	61.51
Second Quarter	128.00	113.53	85.79	76.09
Third Quarter	122.00	89.75	82.67	60.81
Fourth Quarter	108.75	93.75	78.62	67.77
2003
First Quarter	101.50	74.75	74.18	55.21
Second Quarter	94.00	79.85	70.17	60.66
Third Quarter	98.65	80.25	74.69	58.42
Fourth Quarter	98.20	84.50	79.32	65.42
Monthly highs and lows
2003
January	101.50	81.75	74.18	59.75
February	89.05	84.00	65.69	61.96
March	92.85	74.75	68.58	55.21
April	94.00	85.65	69.40	63.23
May	91.38	79.85	70.17	61.32
June	91.10	82.00	67.39	60.66
July	93.25	80.25	67.89	58.42
August	98.30	89.55	70.19	63.94
September	98.65	88.55	74.69	67.04
October	94.00	88.10	70.24	65.83
November	92.00	84.50	71.22	65.42
December	98.20	90.65	79.32	73.22
2004
January (through January 30)	100.50	95.25	79.81	75.64

The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADR.

Trading Prices on the New York Stock Exchange

	Price per ADR(1)

	High	Low

	in USD
Annual highs and lows
2000 (from August 2, 2000)	33.25	26.88
2001	35.44	24.00
2002	40.60	30.83
2003	38.75	28.25
Quarterly highs and lows
2001
First Quarter	35.44	29.81
Second Quarter	31.50	28.88
Third Quarter	32.31	24.00
Fourth Quarter	34.00	26.69
2002
First Quarter	38.61	31.44
Second Quarter	40.20	37.31
Third Quarter	40.60	30.83
Fourth Quarter	36.75	31.75
2003
First Quarter	36.60	28.25
Second Quarter	35.31	30.29
Third Quarter	35.57	30.05
Fourth Quarter	38.75	31.50
Monthly highs and lows
2003
January	36.60	30.15
February	32.60	30.90
March	33.25	28.25
April	34.41	31.76
May	35.31	30.90
June	34.35	30.29
July	33.82	30.05
August	34.90	32.80
September	35.57	33.43
October	35.22	33.20
November	35.24	31.50
December	38.75	35.66
2004
January	40.61	37.86

(1)	One ADR represents one half of one share of the Company.

On January 30, 2004, the last reported sale price was for Shares on the Swiss Exchange CHF 95.30 and for ADRs on the New York Stock Exchange USD 38.30. According to the Share Registrar of the Company, as of December 31, 2003, there were 198 United States resident shareholders holding 1 283 538 Shares, representing approximately 1.8 percent of the issued and outstanding Shares as of such date, and there were 313 registered United States resident holders of American Depositary Receipts holding 1 028 988 ADRs, representing approximately 0.7 percent of the issued and outstanding Shares as of such date.

The information presented in the table below represents, for the periods indicated, the approximate average daily volumes of the Shares traded on the Swiss Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2003	419 000	316 000	343 000	496 000
2002	440 000	300 000	370 000	275 000

The information presented in the table below represents, for the periods indicated, the average approximate daily volumes of the ADRs traded on the New York Stock Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2003	5 150	3 140	2 930	3 680
2002	4 130	4 094	5 720	4 386

The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all of which supply such data to their customers, subscribers and other information providers.

Trading Practices and Procedures on the Swiss Exchange/virt-x

The Swiss Exchange is a private organization comprised of 94 members. As of December 31, 2003, 289 Swiss companies and 130 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

The aggregate market value of domestic equity securities (free float) listed on the Swiss Exchange as of December 31, 2003, was CHF 746 billion. As of December 31, 2003, the 10 largest companies in terms of market capitalization (free float) represented CHF 593 billion, or approximately 80 percent of the Swiss Exchange’s aggregate market capitalization. Average monthly trading volume during 2003 was CHF 76.1 billion.

With the creation of virt-x in London in 2001, the SWX Group swiftly put in place a securities exchange approved by the UK authorities and based on existing SWX technology. The value-added chain already established in Switzerland was thus extended to cross border trading. The virt-x market is based on an integrated trading, clearing and settlement model, which not only simplifies the process of trading pan-European blue chips but also significantly reduces the costs associated with trading cross border at every stage of the process. The volume of trades in Swiss blue chips has been expanded since virt-x was opened, and the exchange has continued to hold its own in the intensely competitive international market for trading in highly capitalized equity securities. Its market share in Swiss blue chip trading has increased significantly, from 74% in 2001 to 81% at the end of 2002. Participants rate the technology provided by the SWX Swiss Exchange as efficient, reliable and cost-effective.

Item 10. Additional Information

Memorandum and Articles of Incorporation (“Articles”)

Set out below is a summary of certain provisions of the Company’s Articles and of the Swiss Code of Obligations relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to the Articles, which are an exhibit to this Annual Report, and Swiss law.

Purpose of the Company

Section 2 of the Company’s Articles establishes that the purpose of the Company is the acquisition, holding and disposition of enterprises which are also active in the area of specialty chemicals. The Company may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad and finance other companies.

Conflict of interest

Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the Company and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. The breach of these provisions may result in personal liability for the directors and officers towards the Company or its shareholders. Swiss law also provides that payments made to a shareholder or a director or any person(s) associated therewith other than at arm’s length must be repaid to the Company if the shareholder, director or associated person(s) has or have acted in bad faith. In addition, the by-laws of the Company provide that the Members of the Board of Directors are required to abstain from voting on matters which relate to their own personal interests or to the interests of legal or natural persons with whom they are associated.

Directors

According to Section 25 of the Articles, the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of Shareholders, by law or by the Articles. The power to borrow falls within the competencies of the Board of Directors which has delegated part of this power to the Finance Committee. Exercise of this power does not require shareholder approval. Neither Swiss law nor the Articles restrict in any way the Company’s power to borrow or otherwise raise funds.

Members of the Board retire upon their 68th birthday. The retirement is effective on the date of the next Ordinary Shareholders Meeting. Under special circumstances the Board can make exceptions to this rule. Both Swiss law and the Articles require that the Directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.

Shares and Transfer of Shares

For information on the Shares, see also “Item 6 — Directors, Senior Management and Employees” section of this Annual Report.

The transfer of Shares (for as long as they are book-entry Shares) is effected by an entry in the books of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to the Company. In the event that the Shares are printed, the transfer is effected by delivery of the endorsed Share certificate. The right to exercise voting rights with regard to the Shares further requires that the name of the purchaser be registered in the share register (Aktienbuch) of the Company. Failing such registration, the purchaser may not vote at shareholders’ meetings.

There are no restrictions on the transfer of Shares. However, no shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s share capital. A shareholder purchasing more than 2 percent of the Company’s share capital will be recorded in the Company’s share register for the Shares in excess of 2 percent of the Company’s share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess shares to be registered with voting rights. For purposes of the 2 percent rule, natural persons and/or legal entities acting in concert are considered to be one shareholder.

A purchaser of Shares will be recorded in the Company’s share register if the purchaser discloses its name, citizenship and address and gives a declaration that it has acquired the Shares in its own name and for its own account. The Articles provide that shareholders may register their Shares in the name of a nominee approved by the Company, including Euroclear Bank S.A./NV as operator of the Euroclear System (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), and the Depositary, and may exercise their voting rights by giving instructions to such nominee to vote on their behalf. However, the Company has agreed to exempt the Depositary and the custodian and their respective nominees, if any (but no individual Holder or Beneficial Owner of ADSs), from the 2 percent limitation in respect of Deposited Securities held in connection with the ADR facility created by the Deposit Agreement (as defined therein)to the extent that (a) the Depositary requires each Holder who provides voting instructions to the Depositary upon the terms of the Deposit Agreement to certify (the “Voter Certification”) that (i) such Holder does not beneficially own, directly or indirectly, more than 2 percent of the share capital of the Company in the form of Shares or ADSs and (ii) neither such Holder nor any of its affiliates has filed, or is under any obligation to file, a Schedule 13D or 13G under the Exchange Act in respect of the Shares or the ADSs (if any such Holder fails to provide such Voter Certification to the Depositary, the Depositary will disregard any voting instructions received from such Holder unless otherwise instructed by the Company), and (b) the Deposited Securities held in the ADR facility do not exceed the 5 percent limitation.

Annual General Meetings

For information on annual general meetings, see also “Item 6 — Directors, Senior Management and Employees” section of this Annual Report.

Under Swiss law, an annual, ordinary shareholders’ meeting must be held within six months after the end of the Company’s business year. Shareholders’ meetings may be convened by the Board or, if necessary, by the statutory auditors. The Board is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by holders of Shares holding in aggregate at least 10 percent of the nominal Share capitals of the Company.

The shareholders at a shareholders’ meeting also have the power to vote on amendments to the Articles, to elect the members of the Board and the statutory auditors, to approve the annual report and the annual Company accounts, to set the annual dividend, to grant the Members of the Board and management discharge from liability for matters disclosed to the shareholders’ meeting, and to order an independent investigation into the specific matters proposed to the shareholders’ meeting (Sonderprüfung).

At shareholders’ meetings, shareholders can be represented by proxy but only by another shareholder, a proxy appointed by the Company, an independent representative nominated by the Company or a depositary institution. Proxy may also be given to the legal representative of the shareholder. Subject to certain exceptions set forth in the Articles, no shareholder (or group of shareholders acting in concert) may represent more than 5 percent of the Company’s share capital at any shareholders’ meeting. For purposes of this 5 percent limit, natural persons and/or legal entities acting in concert are considered to be one shareholder. The 5 percent limit does not apply to banks exercising proxies granted by their customers, to shareholders’ representatives acting under statutory rules or to nominees, provided such nominees comply with the disclosure requirement discussed above (see “— Shares and Transfer of Shares”). Votes are taken on a show of hands unless it is resolved at the shareholders’ meeting to have a ballot or such ballot is ordered by the Chairman of the meeting.

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

Further capital calls by the Company

Since all of the Company’s issued and outstanding Shares have been fully paid in, the Company has no further capital calls.

Mandatory bid rule

For information on the mandatory bid rule, see “Item 6 — Directors, Senior Management and Employees” section of this Annual Report.

Preemptive rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval at the shareholders’ meeting. Shareholders of the Company have certain preemptive rights to subscribe for new issues of Shares in proportion to the nominal amount of Shares held. A resolution adopted at a shareholders’ meeting with a two-thirds majority may, however, limit or suspend preemptive rights in certain limited circumstances.

At the 1998 shareholders’ meeting, the shareholders of the Company authorized the Board to issue from time to time up to two million Shares for the purpose of accommodating options and conversion rights granted to the Company’s employees and excluded the subscription rights of the holders of the Shares regarding thereto.

At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional Shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional Shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At the Annual General Meeting held on April 13, 2000 and again on March 22, 2002, the shareholders consented to extend this authorization for another two years. The Board proposes to the shareholders another two year extension at the next Annual General Meeting which takes place on February 26, 2004.

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

Duration and Liquidation

The Articles do not limit the Company’s duration.

The Company may be dissolved at any time by a shareholders’ resolution which must be passed by (i) a simple majority of the Shares represented at the meeting if the Company is being dissolved by way of liquidation and (ii) two-thirds of the Shares represented at the meeting if the Company is being dissolved for other reasons (for example, in a merger where the Company is not the surviving entity).

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

An additional disclosure obligation exists under Swiss corporate law pursuant to which the Company must disclose the identity of all of its shareholders (or related groups of shareholders) who hold more than 2 percent of its voting rights (i.e. shareholders owning shares in excess of the limit set forth in the Articles; see “— Shares and Transfer of Shares”). Disclosure of shareholders owning more than 2 percent but less than 5 percent of the voting rights in the Company must only be made once a year in the notes to the financial statements published in the annual report. See “Item 7. — Major Shareholders and Related Party Transactions” in this Annual Report.

Material Contracts

ADR Deposit Agreement

Pursuant to Second Amended and Restated Deposit Agreement (including all exhibits thereto, the “Deposit Agreement”) dated as of August 2, 2000 among the Company, Citibank, N.A., and the registered holders and beneficial owners from time to time of the ADRs of the Company, ADRs evidencing ADSs are issuable by Citibank on behalf of the Company. Each ADS represents the right to receive one-half of one Share deposited under the Deposit Agreement. Shares are deposited to an account maintained by Citibank, N.A., Zürich Branch, as the custodian and agent of the Depositary in Switzerland. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Company as the absolute owners of such ADRs.

EMTN Program

In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company, and is updated annually, most recently on March 27, 2003. As of December 31, 2003, approximately CHF 707 million (USD 566 million) of indebtedness was outstanding under the program. The Company currently has no plans to utilize this program in the future.

Exchange Controls

There are no legislative or other legal provisions currently in force in Switzerland or arising under the Articles restricting the export or import of capital, including, but not limited to, the availability of cash and cash equivalents for use by the Company’s group, or that affect the remittance of dividends, interest or other payments to nonresident holders of securities of the Company. Cash dividends payable in Swiss francs on Shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or the Company’s Articles on the right of non-Swiss residents to hold or vote the Shares or ADSs, as described above under “Memorandum and Articles of Incorporation (“Articles”).

Taxation

Swiss Taxation

Swiss Tax Consequences of Holding Shares or ADSs

The following is a summary of the material Swiss tax consequences of the ownership of Shares or ADSs, in particular by United States holders (as defined below; see “— United States Taxation”). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of Shares and ADSs. In particular, the summary does not address the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold Shares or ADSs as part of a straddle or hedging or a conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders of 10 percent or more in voting power or value of the Shares and ADSs. With respect to United States holders, this discussion generally applies only to such holders who hold Shares or ADSs as a portfolio investment.

The description of the Swiss and United States tax laws and practices set forth below is based on the statutes, regulations, rulings, judicial decisions and other authorities as in force and as applied in practice on the date of this Annual Report and is subject to changes to those laws and practices, subsequent to that date, which changes could be made on a retroactive basis.

It is assumed for purpose of this summary that a United States holder is entitled to the benefits of the Swiss-American Treaty on Double Taxation (the “Treaty”). A United States holder would generally be eligible for the benefits of the Treaty. However, certain exceptions apply, including (a) United States citizens or residents that do not have a substantial presence, permanent home or habitual abode in the United States, and (b) United States corporations that fail to satisfy the “limitations on benefits” provisions of Article 22 of the Treaty because of the nature of their activities in the United States and the nature of their shareholders.

Swiss Withholding Tax on Dividends and Distributions

Dividends paid and similar cash or in kind distributions made by the Company to a holder of Shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax (the “Withholding Tax”) at a rate of 35 percent. The Withholding Tax must be withheld by the Company from the gross distribution and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his tax return.

An individual or corporation that is a resident of a country other than Switzerland and that owns or is deemed to own Shares or ADSs will be subject to the 35 percent Withholding Tax. The Withholding Tax, however, is a final charge for non-residents unless, such an individual or corporation could be eligible for a partial exemption or refund of the Withholding Tax if a tax treaty is in effect between such individual’s or corporation’s country of residence and Switzerland. Switzerland has concluded such treaties with the United States, Canada, Japan, all European Union member states and certain other countries.

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

Alternatively, a United States holder that qualifies for Treaty benefits (a “United States resident”) may apply on an individual basis for a refund of the Withholding Tax withheld in excess of the 15 percent Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland (http://www.estv.admin.ch). The form used for obtaining a refund is Swiss Tax Form 82I for individuals, Form 82C for corporations, Form 82 E for other United States citizens, and Form 829 for Swiss citizens resident in the United States, which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form may be filed no earlier than July 1 or January 1 following the dividend date but no later than December 31 of the third year following the calendar year that includes the dividend date. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

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

For purposes of this discussion, a “United States holder” means any individual, citizen or resident of the United States for United States federal income tax purposes, corporations created or organized under the laws of the United States or any state thereof or the District of Columbia, or estates or trusts which are residents in the United States for United States federal income tax purposes, in each case who:

•	is not also resident of, or ordinarily resident in Switzerland for Swiss tax purposes;

•	is not engaged in a trade or business in Switzerland through a permanent establishment; and

•	does not own, directly, indirectly or by attribution, 10 percent or more of the Shares (by vote or value).

This summary is of a general nature only and does not discuss all aspects of United States and Swiss taxation that may be relevant to a particular investor. This summary deals only with Shares and ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, United States holders whose functional currency is not the U.S. dollar and certain United States holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of United States holders who own, directly, or by attribution, one or more of the Company’s outstanding classes of voting stock in the event that the Company were to be classified as a “Controlled Foreign Corporation” for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at December 31, 2003. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

Owners of ADSs are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, of the ownership of ADSs and Shares applicable to their particular tax situations.

For purposes of tax treaties and United States tax laws, United States holders will be treated as the owners of the Shares represented by ADSs.

United States Income Tax on Dividends

The gross amount of any dividends received with respect to the ADSs or Shares (including amounts withheld in respect of the Withholding Tax) generally will be subject to United States federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. For this purpose, a “dividend” will include any distribution paid by the Company with respect to the ADSs or Shares, as the case may be, but only to the extent such distribution is not in excess of the Company’s current and accumulated earnings and profits as defined for United States federal income tax purposes. Any distribution that exceeds the Company’s earnings and profits will be treated as a nontaxable return of capital to the extent of the United States holder’s tax basis in the ADSs or Shares and thereafter as capital gain. Dividends paid in Swiss francs will be includable in the income of United States holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the holder, or in the case of Shares held in ADS form, by the Depositary. If dividends paid in Swiss francs are converted into U.S. dollars on the date of receipt, holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to generally applicable limitations under United States tax law, the non-recoverable portion of the Withholding Tax (at the 15 percent rate as provided in the Treaty) will be treated as a foreign income tax that is eligible for credit against a holder’s United States federal income tax liability or, at the holder’s election, may be deducted in computing taxable income.

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

United States Capital Gains Tax upon Disposal of ADSs or Shares

Gains realized by a United States holder on the sale or other disposition of ADSs or Shares generally will be subject to United States federal income taxation as capital gain, and generally will be treated as United States source income. A United States holder will recognize capital gain or loss on the disposition of ADSs or Shares equal to the difference between the amount realized upon the disposition and the United States holder’s tax basis in the ADSs or Shares. Such capital gain will be long-term capital gain if the ADSs or Shares were held for more than one year. Deposits and withdrawals of Shares in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

United States Information Reporting and Backup Withholding Obligations

Dividends paid on ADSs or Shares to a United States person are generally subject to information reporting and may be subject to backup withholding at the rate of 30 percent for payments made in 2003 and 2004, unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk due to fluctuating foreign currency exchange rates and interest rates

As a result of its global operating and financial activities, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. The Company actively manages the resulting exposure through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. In accordance with the written policies of the Company, such instruments are used only as risk management tools and not for speculative or trading purposes. The Company’s written policy with respect to the use of risk management tools has not changed since 1997.

The Company collects global cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company’s exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company’s primary net foreign currency market exposures include the U.S. dollar, the euro, the British pound and the Japanese yen. In 2003, the Company’s hedging activities have to a large extent focused on the U.S. dollar. However, hedging activities on the other major currencies as well as on selected minor currencies have also been undertaken.

The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2003, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company’s financial instruments of CHF 81 million. Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company’s financial instruments of CHF 93 million as of December 31, 2003. As the impact of offsetting changes in the fair value of the underlying positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company’s actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.

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

There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2003, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 14 million. The assumption is that the floating rate debt would be impacted by this hypothetical one percentage point increase but not fixed rate agreements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Based on management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2003, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Since the last evaluation by the Company of the Company’s internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls.

Item 16A. Audit Committee Financial Expert

For information related to the Audit Committee Financial Expert see “Item 6, Directors, Senior Management and Employees”

Item 16B. Code of Ethics

For information related the Company’s Code of Ethics see “Item 6, Directors, Senior Management and Employees”

Item 16C. Principal Accountant Fees and Services

For information related to the Audit Committee Financial Expert see “Item 6, Directors, Senior Management and Employees”. For information with regard to pre-approval procedures and fees paid to the auditor, please see “Auditors” in Item 6.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17. Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

See pages F-1 through F-36

Item 19. Exhibits

(a) The following consolidated financial statements, together with the auditors’ reports of Ernst & Young Ltd and Arthur Andersen AG, are filed as part of this Annual Report:

All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

(b) Documents filed as exhibits to this registration statement:

+1.1	Articles of Association of Ciba Specialty Chemicals Holding Inc. dated March 22, 2002.
**1.2	Specimen share certificate of Ciba Specialty Chemicals Holding Inc.
* 2.1	Second Amended and Restated Deposit Agreement dated as of August 2, 2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.
* 2.2	Form of American Depositary Receipt of Ciba Specialty Chemicals Holding Inc.
4.1	EMTN Programme Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited and the additional parties named therein.
4.2	EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by each of Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., in favor of the account holders of Clearstream Banking, société anonyme and the additional beneficiaries named therein.
4.3	EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by Ciba Specialty Chemicals Holding Inc.
4.4	EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The JP Morgan Chase Bank and J.P. Morgan Bank Luxembourg S.A. The total amount of long-term debt securities of the Company or of its subsidiaries authorized under any other instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the Commission, upon its request, a copy of any instruments defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
**4.8	Master Spin-off Agreement dated December 20, 1996, between Novartis AG and Ciba Specialty Chemicals Holding Inc.
**4.9	Transaction Agreement re: Sale of the Performance Polymers division to Morgan Grenfell Private Equity dated December 14, 1999, by and between Ciba Specialty Chemicals Holding Inc. and Avanti N03.
8.1	List of Certain Subsidiaries.
10.1	Consent of Ernst & Young Ltd.
12.1	Certification Pursuant to Rule 13a-14(A)/15d-14(A)
12.2	Certification Pursuant to Rule 13a-14(A)/15d-14(A)
13.1	Certification Pursuant to 18 U.S.C. Section 1350

+	Incorporated by reference from the Form 6-K of Ciba Specialty Chemicals Holding Inc., filed May 23, 2003. (File No. 333-56040)

*	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form F-6, filed August 2, 2000. (File No. 082-04541)

**	Incorporated by reference to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form 20-F

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

Name: Michael Jacobi
Title: Chief Financial Officer

Date: February 3, 2004

Index to consolidated financial statements

Report of independent auditors — Ernst & Young Ltd.	F-2
Independent auditors’ report — Arthur Andersen AG	F-3
Consolidated statements of income for the years ended December 31, 2003, 2002 and 2001	F-4
Consolidated balance sheets at December 31, 2003 and 2002	F-5
Consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated statements of shareholders’ equity for the years ended December 31, 2003, 2002 and 2001	F-7
Business segment data	F-8
Geographic data	F-11
Notes to consolidated financial statements	F-12

Report of independent auditors

To the Board of Directors and Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended, appearing on pages F-4 to F-36 of this Annual Report. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Ciba Specialty Chemicals Holding Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 18, 2002 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciba Specialty Chemicals Holding Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company adopted Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities” and changed its method of accounting for stock-based employee compensation respectively.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets. As discussed above, the financial statements of Ciba Specialty Chemicals Holding Inc. as of December 31, 2001, and for the year ended December 31, 2001, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” “which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Zurich, Switzerland, January 16, 2004

Ernst & Young Ltd

/s/ Eric Ohlund	/s/ Martin Mattes

Eric Ohlund	Martin Mattes

Independent auditors’ report(1)

To the Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (a Swiss corporation) and subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001, appearing on pages F-3 to F-34 of this Annual Report. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ciba Specialty Chemicals Holding Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN AG

/s/ Eric G. Ohlund	/s/ Patrick Fawer

Eric G. Ohlund	Patrick Fawer

Basel, Switzerland, January 18, 2002

(1)	The report is a copy of the previously issued report. The predecessor auditor has not reissued the report.

Consolidated statements of income
(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2003	2002	2001(i)

Net sales		6 646	7 085	7 367
Cost of goods sold		4 579	4 729	4 988
Gross profit		2 067	2 356	2 379
Selling, general and administrative		1 185	1 247	1 258
Research and development		281	294	276
Amortization of goodwill(i)	1	0	0	61
Amortization of other intangible assets	8	33	33	31
Income from earnings of equity affiliates	9	(3)	(6)	(8)
Operating income		571	788	761
Interest expense		(142)	(159)	(203)
Interest income		34	49	69
Other financial expense, net		(24)	(105)	(59)
Income from continuing operations before income taxes and minority interest		439	573	568
Provision for income taxes	14	74	154	178
Income from continuing operations before minority interest		365	419	390
Minority interest		5	13	10
Income from continuing operations(ii)		360	406	380
Cumulative effect of change in accounting principles, net of tax	1	(16)	0	2
Net income(ii)		344	406	382
Earnings per share, basic and diluted	19
Continuing operations(ii)		5.26	5.92	5.72
Cumulative effect of change in accounting principles		(0.23)	0.00	0.04
Net income per share(ii)		5.03	5.92	5.76
Weighted average shares outstanding
Basic		68 361 123	68 549 964	66 419 147
Diluted		68 361 123	68 575 058	66 419 147

(i)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. In 2001, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 822 million, income from continuing operations before income taxes and minority interest CHF 629 million, income from continuing operations before minority interest CHF 451 million, income from continuing operations CHF 441 million, net income CHF 443 million and basic and diluted earnings per share CHF 6.68.

(ii)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations in 2002 would have been CHF 395 million (2001: CHF 368 million); pro forma basic and diluted earnings per share for income from continuing operations in 2002 would have been CHF 5.76 (2001: CHF 5.53); pro forma net income in 2002 would have been CHF 395 million (2001: CHF 370 million); and pro forma basic and diluted earnings per share for net income in 2002 would have been CHF 5.76 (2001: CHF 5.57). See Note 17.

See notes to consolidated financial statements

Consolidated balance sheets
(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2003	2002

Assets
Current assets
Cash and cash equivalents		2 386	2 361
Short-term investments		11	16
Accounts receivable, net	4	940	1 014
Inventories	5	1 231	1 446
Prepaid and other current assets		371	477
Total current assets		4 939	5 314
Property, plant and equipment, net	6	2 963	3 196
Goodwill	1,7	1 358	1 382
Other intangible assets, net	8	647	694
Financial investments	9	147	172
Other assets	10	1 044	1 034
Total assets		11 098	11 792
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		528	549
Short-term debt	12	259	1 496
Income taxes payable		152	108
Accruals and other current liabilities	11	841	942
Total current liabilities		1 780	3 095
Long-term debt	13	3 187	2 344
Deferred income taxes	14	407	386
Other liabilities	15	1 417	1 537
Total liabilities		6 791	7 362
Minority interest		62	76
Shareholders’ equity	16
Common stock(i)		433	649
Additional paid-in capital		4 210	4 186
Retained earnings		541	198
Accumulated other comprehensive income (loss)		(493)	(360)
Treasury stock, at cost(ii)		(446)	(319)
Total shareholders’ equity		4 245	4 354
Total liabilities and shareholders’ equity		11 098	11 792

(i)	Par value CHF 6 per share (December 31, 2002: CHF 9 per share), 82 130 117 shares authorized and 72 130 117 shares issued in 2003 and 2002.

(ii)	December 31, 2003: 4 363 901 treasury shares; December 31, 2002: 3 192 087 treasury shares.

See notes to consolidated financial statements

Consolidated statements of cash flows
(in millions of Swiss francs)

Year ended December 31,	2003	2002	2001

Cash flows from operating activities
Net income	344	406	382
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	366	385	469
Deferred income taxes	24	50	87
Restructuring payments	0	(12)	(46)
Loss (gain) on sale/disposal of assets, net	(7)	2	(5)
Realized (gain) loss on available-for-sale securities	(12)	38	0
Minority interest and other non-cash items, net	16	161	71
Changes in operating assets and liabilities:
Short-term investments	5	25	27
Accounts receivable, net	56	4	53
Inventories	173	(11)	117
Accounts payable	(9)	90	(33)
Other operating assets and liabilities	77	(100)	(68)
Net cash provided by operating activities	1 033	1 038	1 054
Cash flows from investing activities
Capital expenditures	(233)	(250)	(259)
Proceeds from sale of assets	67	22	34
Sale (acquisition) of businesses, net of cash(i)	(71)	(116)	(144)
Loans and other long-term assets	(2)	(5)	35
Net cash used in investing activities	(239)	(349)	(334)
Cash flows from financing activities
Increase (decrease) in short-term debt, net	(25)	22	(48)
Proceeds from long-term debt	715	1	6
Repayments of long-term debt	(1 084)	(19)	(110)
Dividends paid	0	(134)	(132)
Capital reduction paid	(206)	(69)	0
Treasury stock transactions	(142)	344	9
Other	0	(1)	0
Net cash provided by (used in) financing activities	(742)	144	(275)
Effect of exchange rate changes on cash and cash equivalents	(27)	(74)	(22)
Net increase in cash and cash equivalents	25	759	423
Cash and cash equivalents, beginning of year	2 361	1 602	1 179
Cash and cash equivalents, end of year	2 386	2 361	1 602
Supplemental cash flow information
Cash paid for interest	(103)	(177)	(204)
Cash paid for income taxes	(60)	(90)	(49)

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for minor strategic acquisitions and cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business.

See notes to consolidated financial statements

Consolidated statements of shareholders’ equity
(in millions of Swiss francs, except share and per share data)

					Accumulated	Treasury	Treasury
			Additional		other	stock:	stock:
		Common	paid-in	Retained	comprehensive	unreserved	reserved
	Notes	stock	capital	earnings	income (loss)	shares	shares	Total

Balance at December 31, 2000		721	3 955	(324)	(116)	(72)	(410)	3 754
Net income				382				382
Currency translation adjustments					(83)			(83)
Unrealized loss on available-for-sale securities, net of tax of CHF 14					(23)			(23)
Minimum pension liability adjustment, net of tax of CHF 12	18				(19)			(19)
Comprehensive income(loss)				382	(125)			257
Cash dividends declared and paid(i)				(132)				(132)
Treasury stock transactions	16		(4)			6	19	21
Other			6		1	1		8
Balance at December 31, 2001		721	3 957	(74)	(240)	(65)	(391)	3 908
Net income				406				406
Currency translation adjustments					(86)			(86)
Realization of previously unrealized loss on available-for-sale securities, net of tax of CHF 16	9				28			28
Unrealized loss on available-for-sale securities, net of tax of CHF 2					(5)			(5)
Unrealized gain on cash flow hedges, net of tax of CHF 1					1			1
Minimum pension liability adjustment, net of tax of CHF 37	18				(58)			(58)
Comprehensive income(loss)				406	(120)			286
Cash dividends declared and paid(i)				(134)				(134)
Capital reduction paid(ii)		(72)	3					(69)
Treasury stock transactions	16		216			(13)	150	353
Other			10					10
Balance at December 31, 2002		649	4 186	198	(360)	(78)	(241)	4 354
Net income				344				344
Currency translation adjustments					(131)			(131)
Realization of previously unrealized gain on available-for-sale securities, net of tax of CHF 4	9				(4)			(4)
Unrealized gain on available-for-sale securities, net of tax of CHF 4					5			5
Minimum pension liability adjustment, net of tax of CHF 1	18				(2)			(2)
Other					(1)			(1)
Comprehensive income (loss)				344	(133)			211
Capital reduction paid(ii)		(216)	10					(206)
Treasury stock transactions	16		3			11	(138)	(124)
Other			11	(1)				10
Balance at December 31, 2003		433	4 210	541	(493)	(67)	(379)	4 245

(i)	Cash dividends declared and paid in 2002 and 2001 were CHF 2.00 per share.

(ii)	Capital reduction paid was in 2003 CHF 3.00 per share (2002: CHF 1.00 per share).

See notes to consolidated financial statements

Business segment data
(in millions of Swiss francs, except percentages)

			Water &		Home &
	Plastic	Coating	Paper	Textile	Personal
	Additives	Effects	Treatment	Effects	Care	Corporate	Consolidated

2003
Net sales	1 722	1 807	1 349	1 401	367	—	6 646
EBITDA(i)	272	397	168	129	58	(87)	937
Depreciation & amortization	94	97	83	60	26	6	366
Operating income(i)	178	300	85	69	32	(93)	571
Interest expense						(142)	(142)
Interest income						34	34
Other financial expense, net						(24)	(24)
Provision for income taxes						74	74
Minority interest						5	5
Cumulative effect of change in accounting principles, net of tax						(16)	(16)
Net income							344
EBITDA margin(ii)	15.8%	22.0%	12.5%	9.2%	15.7%	—	14.1%
Operating income margin	10.3%	16.6%	6.3%	4.9%	8.8%	—	8.6%
Research and development expenditures	82	95	27	32	31	14	281
Capital expenditures	59	79	42	29	18	6	233

2002
Net sales	1 813	1 920	1 409	1 544	399	—	7 085
EBITDA(i)	346	440	186	208	82	(89)	1 173
Depreciation & amortization	101	99	88	66	26	5	385
Operating income(i)	245	341	98	142	56	(94)	788
Interest expense						(159)	(159)
Interest income						49	49
Other financial expense, net						(105)	(105)
Provision for income taxes						154	154
Minority interest						13	13
Net income							406
EBITDA margin(ii)	19.1%	22.9%	13.2%	13.5%	20.6%	—	16.6%
Operating income margin	13.5%	17.7%	7.0%	9.2%	14.0%	—	11.1%
Research and development expenditures	81	100	29	36	30	18	294
Capital expenditures	86	74	35	34	18	3	250

			Water &		Home &
	Plastic	Coating	Paper	Textile	Personal		Amortization of
	Additives	Effects	Treatment	Effects	Care	Corporate	Goodwill	Consolidated

2001
Net sales	1 834	1 944	1 486	1 673	430	—		7 367
EBITDA(i)	388	411	157	248	95	(69)		1 230
Depreciation & amortization	113	99	92	67	28	9	61	469
Operating income(i)	275	312	65	181	67	(78)	(61)	761
Interest expense						(203)		(203)
Interest income						69		69
Other financial expense, net						(59)		(59)
Provision for income taxes						178		178
Minority interest						10		10
Cumulative effect of change in accounting principles, net of tax						2		2
Net income								382
EBITDA margin(ii)	21.1%	21.1%	10.6%	14.8%	22.2%	—		16.7%
Operating income margin	15.0%	16.1%	4.4%	10.8%	15.7%	—		10.3%
Research and development expenditures	73	96	34	39	24	10		276
Capital expenditures	80	66	52	32	25	4		259

See notes to consolidated financial statements

Business segment data
(in millions of Swiss francs, except percentages)

Net assets	2003	2002

Plastic Additives	1 127	1 236
Coating Effects	1 773	1 834
Water & Paper Treatment	2 271	2 429
Textile Effects	1 115	1 291
Home & Personal Care	281	294
Shared operating net assets not allocated to segments(iii)	(79)	(8)
Non-operating net assets(iv)	2 852	2 874
Invested capital(v)	9 340	9 950
Items not included in invested capital	(5 095)	(5 596)
Total shareholders’ equity (total net assets)	4 245	4 354

Components of items not included in invested capital
Net deferred tax liabilities	(170)	(143)
Short-term debt	(259)	(1 496)
Long-term debt	(3 187)	(2 344)
Other liabilities	(1 417)	(1 537)
Minority interest	(62)	(76)
Total items not included in invested capital	(5 095)	(5 596)

Total assets
Plastic Additives	1 378	1 493
Coating Effects	2 020	2 107
Water & Paper Treatment	2 460	2 606
Textile Effects	1 304	1 495
Home & Personal Care	337	356
Shared operating assets not allocated to segments(iii)	290	426
Non-operating assets(iv)	3 309	3 309
Total assets	11 098	11 792

(i)	The Company uses EBITDA and operating income as its measures of profit/loss for segment reporting purposes.

(ii)	EBITDA margin is EBITDA expressed as a percentage of net sales.

(iii)	Shared net operating assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(iv)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

(v)	Invested capital is the sum of total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

See notes to consolidated financial statements

Business segment data
(in millions of Swiss francs, except share and per share data)

The Company is organized into five reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

The Company evaluates the performance of its reportable segments based on operating income as well as EBITDA, which for the Company’s Segments is calculated as operating income plus depreciation and amortization. Operating income includes all operating items relating to the segments and excludes items that principally apply to the Company as a whole. EBITDA and EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. In addition, as the Company operates in a multinational environment and competes with companies in different countries, the use of EBITDA as a performance measure provides improved comparability of the reportable segments’ results with those of their competitors, many of which report their results using International Financial Reporting Standards (IFRS) and therefore employ significantly different methods of depreciation and amortization, including amortization of goodwill and other intangible assets. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.

EBITDA, EBITDA margin and invested capital are non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicators. As with any supplementary financial indicator these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives EBITDA, EBITDA margin and invested capital from financial measures prepared in accordance with U.S. GAAP.

In 2002, the Company implemented Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets” (see Notes 1 and 7). As a result of adopting this standard, the Company reclassified certain goodwill and intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified the 2001 goodwill amortization that was previously allocated to the segments to corporate and reclassified intangible amortization from corporate to the segments corresponding to the intangible asset reclassification. The amounts reported for 2001 have been reclassified to conform to the 2003 and 2002 presentation.

Description of Segments

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

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

The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as ‘effect chemicals’ which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

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

See notes to consolidated financial statements

Geographic data
(in millions of Swiss francs)

Net Sales to Customers	2003	2002	2001

Europe
Germany	584	567	572
United Kingdom	293	334	373
Italy	340	343	351
France	304	298	311
Rest of European Union	846	841	846
Switzerland	99	86	75
Rest of Europe	265	252	227
Total Europe	2 731	2 721	2 755
Americas
United States of America	1 415	1 703	1 819
Canada	199	223	243
Central America	167	209	227
South America	285	324	365
Total Americas	2 066	2 459	2 654
Asia-Pacific
Japan	381	384	431
Region China	440	439	424
Rest of Asia	627	677	686
Australia and New Zealand	159	155	154
Africa and Middle East	242	250	263
Total Asia-Pacific	1 849	1 905	1 958
Total net sales to customers	6 646	7 085	7 367

Net sales to customers are based on the final destination of the sale.

Long-Lived Assets	2003	2002

Europe
Germany	378	361
United Kingdom	519	561
Italy	176	165
France	134	128
Rest of European Union	87	82
Switzerland	588	614
Rest of Europe	2	2
Total Europe	1 884	1 913
Americas
United States of America	743	869
Canada	3	3
Central America	94	123
South America	18	17
Total Americas	858	1 012
Asia-Pacific
Japan	23	42
Region China	132	157
Rest of Asia	40	46
Australia and New Zealand	19	18
Africa and Middle East	7	8
Total Asia-Pacific	221	271
Total long-lived assets	2 963	3 196

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

See notes to consolidated financial statements

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

1.	Summary of significant accounting policies

Company operations

Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper, home and personal care and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.

Basis of consolidation and presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The assets, liabilities and results of operations of entities in which the Company has a controlling financial interest have been consolidated. Investments in which the Company exercises significant influence (generally 20-50 percent ownership interest), but does not control, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

Foreign currency translation

The Company’s financial statements are prepared in millions of Swiss francs (CHF million). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income. For foreign currency transactions, changes in exchange rates that arise between transaction, reporting and settlement dates result in both realized and unrealized exchange gains and losses. These amounts are included in net income for the period.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Short-term investments

Short-term investments consist of securities that are traded in highly liquid markets. Because they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. Gains and losses are recorded as a component of financial income/expense in the Consolidated Statements of Income.

Accounts receivable

Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. This also includes an allowance for country specific transfer risks.

Inventories

The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (FIFO) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 10 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

Property, plant and equipment acquired through finance lease arrangements are recorded as assets at the lesser of the present value of the minimum future lease payments or their fair value at the date of acquisition and depreciated over the useful life of the asset or, if the lease does not provide for the transfer of ownership of the assets to the Company, the lease term if it is shorter than the useful life of the asset. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Goodwill and other intangible assets

Goodwill

Change in accounting policy — In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. The Company adopted SFAS No. 142 effective January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed the initial impairment test and determined that its reported goodwill was not impaired.

SFAS No. 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost, no longer be amortized to earnings, and be annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (the “net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.

In the second step, the current fair value of the reporting unit is allocated to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (the “assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired as of the impairment testing date in a business combination and the fair value of the reporting unit was the price that would have been paid to acquire the reporting unit. The excess, if any, of the total current fair value of the reporting unit over the sum of the individual fair values assigned to its assets and liabilities is considered to be the current implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is an impairment loss, which is recorded as a component of operating income in the Consolidated Statements of Income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is not impaired.

During 2003 and 2002, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

In 2001, goodwill acquired on or before June 30, 2001 was amortized on a straight-line basis over the estimated periods to be benefited, which ranged from 5 to 33 years. Goodwill acquired after June 30, 2001 was not amortized. In 2001, prior to the adoption of SFAS No. 142, goodwill was assessed for impairment whenever events or changes in circumstances indicated that the book value might not be recoverable. If the sum of the expected future undiscounted cash flows was less than the book value of the goodwill, a loss would have been recognized for the difference between the fair value and the book value of the goodwill.

The following is a reconciliation of previously reported financial information to the adjusted basis amounts excluding goodwill amortization, which is no longer required under SFAS No. 142:

			2001

			Adjusted	Goodwill	As
	2003	2002	basis	amortization	reported

Operating income	571	788	822	61	761
Income from continuing operations, before taxes and minority interest	439	573	629	61	568
Income from continuing operations, before minority interest	365	419	451	61	390
Income from continuing operations	359	406	441	61	380
Net income	344	406	443	61	382
Basic and diluted earnings per share
Continuing operations	5.26	5.92	6.64	0.92	5.72
Net income per share	5.03	5.92	6.68	0.92	5.76

Other intangible assets

In accordance with SFAS No. 142, purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 33 years). Other intangible assets with indefinite lives are not amortized.

The Company assesses other intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Other intangible assets with indefinite lives are reviewed at least annually for impairment, or on an interim basis if certain circumstances are present. For all other intangible assets that are tested for impairment, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Financial investments

Financial investments comprise primarily investments in equity affiliates that are not controlled by the Company and investments in unconsolidated companies (less than 20 percent ownership and not otherwise controlled by the Company).

The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value unless no quoted market price exists for such investments, in which case they are accounted for under the cost method. For investments accounted for at fair value, unrealized gains and losses thereon, net of tax, are included as a component of shareholders’ equity in “accumulated other comprehensive income (loss)”. The Company uses the specific identification method to determine the cost base of financial investments related to sales or reclassifications from other comprehensive income to earnings. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the Consolidated Statement of Income.

Derivative financial instruments

Change in accounting policy — Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, which replaced existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. This statement, as amended, expands the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of this statement, as amended, the Company, in 2001, recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income.

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair values of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as adjustments to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that had been recorded as adjustments to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument’s fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of financial income/expense. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of financial income/expense.

Revenue recognition

Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers, product returns and other adjustments are provided for in the same period the related sales are recorded.

Income taxes

The provision for income taxes has been determined using the asset and liability approach and consists of income taxes currently paid or payable to taxing authorities in the jurisdictions in which the Company operates plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a future tax benefit will not be realized.

Provision has also been made for taxes that would be levied upon the remittance to the parent company of currently unremitted earnings of foreign operations. However, no such provision is made for unremitted earnings of foreign operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

Environmental compliance and expenditures

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

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

New accounting standards

Stock based compensation

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock option plans as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended. As a consequence, employee stock option grants and other stock based compensation plans are recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. In December 2002 the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to FASB Statement No. 123” that allows companies adopting the fair value method under SFAS No. 123 to choose from three alternative transition methods. The Company elected to adopt the modified prospective method that recognizes stock-based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years.

In 2002 and prior years, the Company applied the disclosure-only provisions of SFAS No. 123 in accounting for its stock-based compensation plans that permitted the application of the intrinsic value method, as defined in Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Under APB Opinion No. 25, the Company recognized no compensation expense related to certain stock based compensation plans, as certain stock options have been granted at a price equal to the market price on the day of the grant and the discount offered under its employee share ownership plan was at a discount rate permitted without requiring compensation costs to be recorded.

Pro forma disclosure

The pro forma net income and earnings per share for 2003, 2002 and 2001 have been determined as if the Company had used the fair value method of accounting for its stock option based compensation plans for all years presented. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2003, 2002 and 2001, based on the vesting or service period over which the awards are earned.

Year ended December 31,	2003	2002	2001

Net income, as reported	344	406	382
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	22	12	8
Deduct: Stock-based employee compensation expense determined as if the fair value based method was used for all plans, net of related tax effects	(22)	(23)	(20)
Pro forma net income	344	395	370
Earnings per share — basic and diluted:
As reported	5.03	5.92	5.76
Pro forma	5.03	5.76	5.57

Consolidation of Variable Interest Entities

In 2003, the FASB issued Interpretation No. 46, as revised (“FIN No. 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 introduces a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN No. 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN No. 46 applies to those entities that are considered to be special purpose entities under previously existing U.S. GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIEs effective July 1, 2003. For all remaining entities that are subject to FIN No. 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

The Company participates in a leasing arrangement with a trust that is a VIE where the Company is the primary beneficiary. The trust was previously appropriately not consolidated consistent with then existing requirements. The leasing arrangement was entered into in 1995 by Ciba-Geigy, a predecessor of the Company and has been accounted for as an operating lease. The trust was created to issue debt and interest-bearing equity to fund the acquisition of land and construction of a facility

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

thereon that it leased to the Company. The Company has not modified the leasing arrangement since its inception and currently utilizes the facility in its business operations. The lease provides the Company the option to purchase the facility in 2005 for a termination value of CHF 91 million (USD 68 million), which the trust would use to repay its debt. Should the Company choose not to purchase the facility, it will be liable for any shortfall between the market value of the facility and the termination value. Conversely, any excess market value of the facility above the termination value would be retained by the Company.

The Company applied the provisions of FIN No. 46 to the trust effective July 1, 2003 resulting in the consolidation of the trust in the Company’s consolidated financial statements and the recording of a charge to net income of CHF 16 million (CHF 26 million pre-tax less CHF 10 million income taxes) for the cumulative effect of the change in accounting principle. The Company’s consolidated balance sheet as of December 31, 2003 includes fixed assets, net of accumulated depreciation, totaling CHF 60 million that are pledged as collateral on the obligations of the trust.

The Company is not involved with any other entities in which it has ownership or other financial interests and that it currently does not consolidate, that are considered to be VIEs under FIN No. 46. Therefore, except as described above, the adoption of FIN No. 46 is not expected to have a material effect on the Company’s results of operations or financial position.

Disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued SFAS No. 132 (revised 2003),“Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company elected to fully adopt the revised standard in 2003 (see Note 18).

Other

Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not expect the adoption of any of these amendments to have a material effect on the results of its operations and financial position.

Reclassifications

Beginning in 2002, minority interest is no longer reported as a component of “financial expense, net” and is reported separately on the Consolidated Statements of Income. On the Consolidated Balance Sheets, minority interest is no longer classified with liabilities, but rather presented as a separate line after total liabilities and before shareholders’ equity. Reclassifications have been made to the 2001 Consolidated Statement of Income to conform to the 2003 and 2002 presentations.

Certain other minor reclassifications to the 2002 financial statements and related footnotes amounts have been made to conform to the 2003 presentation.

2.	Exchange rates of principal currencies

			Statement of income average rates			Balance sheet year-end rates

			2003	2002	2001	2003	2002

1	U.S. dollar	(USD)	1.35	1.56	1.68	1.25	1.43
1	British pound	(GBP)	2.20	2.34	2.43	2.21	2.28
1	Euro	(EUR)	1.52	1.47	1.51	1.56	1.46
100	Japanese yen	(JPY)	1.16	1.24	1.39	1.17	1.18

3.	Acquisitions and divestitures

Minor acquisitions and divestitures

In May 2002, the Company purchased Melapur B.V. (“Melapur”) from DSM N.V. for CHF 22 million (EUR 15 million). Melapur is a provider of halogen-free melamine-based flame retardants. The business acquired expands the range of flame retardants of the Plastic Additives Segment. The purchase terms provide that if the Melapur business achieves certain sales growth percentages during any of the three calendar years after 2001, additional purchase consideration of up to CHF 5.4 million (EUR 3.5 million) would be paid to the sellers. The 2002 sales growth percentage was not achieved, therefore no additional purchase consideration was payable for 2002. The 2003 sales growth percentage was achieved, therefore CHF 1.9 million (EUR 1.2 million) additional purchase consideration is payable for 2003 and has been accrued. The maximum additional purchase consideration that would be payable should the business achieve the target sales growth percentage for 2004 is CHF 1.9 million (EUR 1.2 million). The other intangible assets acquired are being amortized over a weighted average useful life of 12 years. The results of operations for Melapur have been included in the Company’s statement of income from the date of acquisition.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

In June 2001, the Company completed the acquisition of EFKA Additives B.V. (“EFKA”), a manufacturer of additives for the coatings and inks industries, for a total purchase price of approximately CHF 65 million. The acquisition was accounted for under the purchase method of accounting with the resulting intangibles being amortized over a weighted average of 11 years. The results of operations for EFKA have been included in the Company’s statement of income from the date of acquisition. The business acquired will expand the service element and the high added value products for the Coating Effects Segment.

In March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG for net proceeds of CHF 62 million. The net proceeds received approximated the carrying value of the investment at the date of sale.

4.	Accounts receivable

	2003	2002

Accounts receivable	1 025	1 110
Allowance for doubtful accounts	(85)	(96)
Total	940	1 014

5.	Inventories

	2003	2002

Raw materials	159	180
Work in process and finished goods	1 072	1 266
Total	1 231	1 446

Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 50 million as of December 31, 2003 and CHF 58 million as of December 31, 2002.

6.	Property, plant and equipment

Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2003 and 2002 were as follows:

			Machinery
			and	Construction
	Land	Buildings	equipment	in progress	Total	Total
	2003	2003	2003	2003	2003	2002

Cost at January 1,	114	1 844	5 585	157	7 700	8 042
Additions	0	3	38	192	233	250
Retirements/disposals	(22)	(28)	(101)	(6)	(157)	(101)
Changes in consolidation scope(i)	10	70	10	0	90	1
Currency adjustments	(2)	(52)	(158)	(1)	(213)	(466)
Other	(1)	18	73	(190)	(100)	(26)
Cost at December 31,	99	1 855	5 447	152	7 553	7 700
Accumulated depreciation at January 1,		(907)	(3 597)		(4 504)	(4 477)
Depreciation		(53)	(280)		(333)	(352)
Accumulated depreciation on retirements/disposals		15	83		98	78
Changes in consolidation scope(i)		(13)	(8)		(21)	0
Currency adjustments		14	77		91	234
Other		5	74		79	13
Accumulated depreciation at December 31,		(939)	(3 651)		(4 590)	(4 504)
Net book value at December 31,	99	916	1 796	152	2963	3196

(i)	Effective July 1, 2003, with the adoption of FIN No. 46, the Company began consolidating an entity from which it has leased a facility. See Note 1.

The insurance value of the property, plant and equipment was approximately CHF 10 485 million at December 31, 2003 and CHF 10 325 million at December 31, 2002.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

7.	Goodwill

Changes in the carrying amount of goodwill by Segment from December 31, 2002 to December 31, 2003 were as follows:

		Foreign Currency
		Translation	Other	Dec. 31,
	Dec. 31, 2002	Adjustments	Changes(i)	2003

Plastic Additives	21	(2)	4	23
Coating Effects	189	0	0	189
Water & Paper Treatment	972	(29)	5	948
Textile Effects	160	(5)	1	156
Home & Personal Care	40	(1)	3	42
Total	1 382	(37)	13	1 358

(i)	Other changes represents additional goodwill recorded for minor acquisitions

Goodwill as of December 31, 2001 was reclassified to Segments in connection with the adoption of SFAS No. 142 effective January 1, 2002 as follows:

		December 31, 2001
	As reported	Reclass to Segments	Reclassified

Plastic Additives	20	0	20
Coating Effects	70	128	198
Water & Paper Treatment	7	984	991
Textile Effects	0	166	166
Home & Personal Care	1	41	42
Corporate	1 319	(1 319)	0
Total	1 417	0	1 417

Changes in the carrying amount of goodwill by Segment from December 31, 2001 to December 31, 2002 were as follows:

	December 31,	Foreign Currency
	2001	Translation	Other	Dec. 31,
	Reclassified	Adjustments	Changes(ii)	2002

Plastic Additives	20	(3)	4	21
Coating Effects	198	(9)	0	189
Water & Paper Treatment	991	(34)	15	972
Textile Effects	166	(6)	0	160
Home & Personal Care	42	(2)	0	40
Total	1 417	(54)	19	1 382

(ii)	Other changes represents a reclassification from other intangible assets and additional goodwill recorded resulting from minor acquisitions.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

8.	Other intangible assets

Other intangible assets by major class consist of the following:

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2003	value	amortization	value

Developed technology and know-how	752	(150)	602
Patents	35	(9)	26
Trademarks and tradenames	4	0	4
Minimum pension liability — intangible asset	10	—	10
Other	8	(3)	5
Total	809	(162)	647

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2002	value	amortization	value

Developed technology and know-how	763	(125)	638
Patents	37	(6)	31
Trademarks and tradenames	3	0	3
Minimum pension liability — intangible asset	19	—	19
Other	4	(1)	3
Total	826	(132)	694

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, 2003 amortization amounted to CHF 33 million (2002: CHF 33 million and 2001: CHF 31 million). Based on the other intangible assets values at December 31, 2003, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2004: CHF 34 million, 2005: CHF 33 million, 2006: CHF 33 million, 2007: CHF 32 million, 2008: CHF 32 million, 2009 and thereafter CHF 473 million.

9.	Financial investments and instruments

Fair value of financial investments and instruments

The fair value of financial investments and instruments is the price at which one party would assume the rights and duties of another party. Fair values of financial investments and instruments have been determined with reference to available market information at the balance sheet date and, when such information is not readily available, using valuation methodologies as described below. Considering the variability of their value-determining factors, the fair values used for financial reporting purposes might differ from the amounts that the Company would realize if assets were sold under current market conditions.

Financial assets and liabilities with book values approximating fair market value due to their short-term nature include cash and cash equivalents, accounts receivable, accounts payable and short-term debt.

The fair value of short-term investments is estimated using quoted market prices.

The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with similar terms, credit ratings and remaining maturities. The book value and fair value of the Company’s long-term debt is as follows.

	2003		2002

	Book	Fair	Book	Fair
	value	value	value	value

Long-term debt, including current portion	3 188	3 202	3 542	3 601

The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Investments in unconsolidated companies are reported at fair value with the unrealized gains and losses reported in accumulated other comprehensive income. For investments accounted for using the equity method,

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

the Company originally records these at cost and subsequently adjusts the carrying amount to reflect its share of earnings less any dividends received. Quoted market prices are not available for investments in equity affiliates.

Financial investments

	2003	2002

Investments in equity affiliates	137	147
Investments in unconsolidated companies	10	25
Total financial investments	147	172

At December 31, 2003, the cumulative unrealized loss before tax on investments in unconsolidated companies, which is recorded in accumulated other comprehensive income, was CHF 1 million (December 31, 2002: no gain or loss and December, 31, 2001: CHF 37 million loss). These unrealized losses were the result of market weakness in the industry segments in which these companies participate. In 2002, the decline in the market values below the Company’s cost basis in its financial investments in unconsolidated companies, primarily the Company’s investment in Hexcel Corporation, was in management’s opinion no longer deemed to be temporary. As a result, a loss was realized in the Consolidated Statement of Income for 2002 of CHF 38 million (CHF 23 million, net of tax). In 2003, the Company sold its investment in Hexcel Corporation for net proceeds of CHF 21 million and realized a gain on the sale of CHF 16 million, which is included in the Consolidated Statement of Income for 2003.

The most significant of the Company’s investments in equity affiliates are Compagnie Industrielle de Monthey SA (50 percent) and Daihan Swiss Chemical Corp. (50 percent), both of which have maintained the same level of investment in 2003, 2002 and 2001. In March 2001, the Company sold its 50 percent investment in TFL Ledertechnik GmbH & Co. KG (see Note 3). Effective January 1, 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd increasing its holdings from 50 percent to 60 percent.

The following table presents as of December 31, 2003, 2002 and 2001, summarized financial information on a 100 percent basis for investments in companies accounted for as investments in equity affiliates.

	2003	2002	2001

Sales	127	152	213
Income before taxes	4	21	16
Net income	2	16	11
Total assets	110	136	161
Shareholders’ equity	259	280	293

The income from earnings of equity affiliates of CHF 3 million (CHF 6 million in 2002 and CHF 8 million in 2001) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 1 million (CHF 2 million in 2002 and CHF 3 million in 2001) is included in the Company’s provision for income taxes.

Derivative financial instruments

The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury function based on the Company’s aggregate exposure. Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments generally are financial institutions with a minimum ‘A’ credit rating or its equivalent and with significant experience with such instruments.

Foreign currency risk management

A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S.

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

Interest rate risk management

The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix that is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company’s fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company’s variable-rate long-term debt are recorded as cash flow hedges.

Information with respect to fair value hedges

In 2003, there was no hedge ineffectiveness for the Company’s fair value hedges. Gains resulting from hedge ineffectiveness of fair value hedges of CHF 1 million for 2002 and CHF 6 million for 2001 were recorded in ‘other financial expenses, net’, in the consolidated statements of income.

Information with respect to cash flow hedges

The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2003, 2002 and 2001. At December 31, 2003, the Company had open forward contracts with maturity dates ranging from January 2004 to March 2004.

At December 31, 2003, the fair value of open natural gas forward contracts was an unrealized gain of CHF 1.2 million, before taxes (2002: CHF 1.7 million; 2001: CHF 0 million) recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2003, both realized gains and losses recorded in cost of goods sold and hedge ineffectiveness were not significant.

10.	Other assets

	2003	2002

Prepaid pension costs	739	699
Deferred taxes	173	183
Loans to third parties and equity affiliates	73	86
Other	59	66
Total	1 044	1 034

11.	Accruals and other current liabilities

	2003	2002

Payroll and employee benefits	201	208
Taxes other than income taxes	63	50
Interest	87	53
Rebates	52	52
Environmental remediation and compliance	28	33
Retirement and post employment benefits	30	27
Deferred income taxes	68	84
Other	312	435
Total	841	942

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

12.	Short-term debt

	2003	2002

Bank overdrafts	23	38
Loans	81	102
Commercial paper	1	5
Other(i)	153	153
Current portion of long-term debt	1	1 198
Total	259	1 496

(i)	Other includes employee and retiree deposits totaling CHF 146 million at December 31, 2003 and CHF 147 million at December 31, 2002.

The Company’s principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2003 and 2002, no amounts were outstanding under these programs in the United States.

On January 24, 2003, the Company entered into a multicurrency revolving loan facility agreement that provides for borrowings in USD up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 45 percent of the applicable margin per annum, currently at 0.1125 percent, is paid on the unused portion of the facility. The loans bear interest at an interest rate of LIBOR plus 25 basis points, subject to adjustment on a sliding scale, in the range of LIBOR plus 22.5 to 42.5 basis points, depending on the Company’s debt rating. The facility expires on January 23, 2006. As of December 31, 2003, there were no borrowings outstanding under this facility.

The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2003 was 3.7 percent and at December 31, 2002 was 4.9 percent. Unused short-term credit lines totaled CHF 601 million at December 31, 2003 and CHF 753 million at December 31, 2002.

13.	Long-term debt

	2003	2002

Bonds and Euro Medium-Term Notes	3 071	2 583
Convertible bonds	0	889
Amounts owed to credit institutions	100	5
Other long-term debt	17	65
Total	3 188	3 542
Less: current portion of long-term debt	1	1 198
Total long-term debt	3 187	2 344

Bonds and Euro Medium-Term Notes		2003	2002

CHF 1 000	3.25% Straight Bonds, principal due 2008	1 060	1 065
EUR 500	4.875% Unsecured Notes, principal due 2018	777	0
CHF 300	3.25% Straight Bonds, principal due 2009	303	303
USD 178	U.S. pollution control and industrial development bonds, principal due
	between 2008 and 2028 (weighted average interest rate of 2.76%)	224	256
Total Bonds		2 364	1 624
USD 175	6.125% Euro Medium-Term Note, principal due 2003	0	247
EUR 114(i)	4.875% Euro Medium-Term Note, principal due 2005	178	168
GBP 243	6.50% Euro Medium-Term Note, principal due 2013	529	544
Total Euro Medium-Term Notes		707	959
Total Bonds and Euro Medium-Term Notes		3 071	2 583

(i)	The underlying note was denominated in German Marks (DEM 223 million).

The Company maintains a Euro Medium-Term Note program, under which the Company may issue up to USD 2 000 million multicurrency unsecured, unsubordinated notes with a minimum maturity of one month at fixed, floating or indexed interest rates.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

In May 2003, the Company repaid USD 175 million, 6.125 percent Euro Medium-Term Notes at their scheduled maturity date. In July 2003, the Company repaid all convertible bonds at their scheduled maturity date. None of the bonds had been converted into the Company’s common stock.

In June 2003, the Company issued EUR 500 million of unsecured notes (the “Notes”). The Notes mature June 2018, bear interest at a fixed rate of 4.875 percent, and had an issue price of 99.922 percent. The net proceeds from the issuance of these notes totaled CHF 738 million.

The annual maturities of long-term debt outstanding at December 31, 2003 are as follows: 2004 CHF 1 million; 2005 CHF 264 million; 2006 CHF 1 million; 2007 CHF 2 million; 2008 CHF 1 210 million; 2009 and thereafter CHF 1 656 million.

14.	Income taxes

Income from continuing operations before income taxes and minority interest consists of the following:

	2003	2002	2001

Domestic	222	258	319
Foreign	217	315	249
Total income from continuing operations before income taxes and minority interest	439	573	568

The provision for income taxes in 2003, 2002 and 2001 from continuing operations consists of the following:

	2003	2002	2001

Domestic	47	62	34
Foreign	48	42	57
Total current provision	95	104	91
Domestic	(3)	3	35
Foreign	(19)	45	49
Total deferred provision	(22)	48	84
Share of taxes from earnings of equity affiliates	1	2	3
Total provision for income taxes	74	154	178

The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income before income taxes and provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The main factors causing the effective tax rate to differ from the expected tax rate are:

	2003	2002	2001

	%	%	%
Expected tax rate	30	30	30
Non-deductible items	5	2	7
Tax free income	(1)	(2)	(2)
Income taxed at reduced rates	(8)	(3)	(3)
Changes in valuation allowance	1	0	1
Other	(10)	0	(1)
Effective tax rate	17	27	32

“Non-deductible items” include the tax effect of amortization of other intangible assets in 2003 and 2002, and in 2001 additionally the effect of amortization of goodwill.

“Income taxed at reduced rates” includes the tax effect of certain financing-related subsidiaries of the Company that operate in countries having low tax rates.

“Changes in valuation allowance” are primarily the result of not recognizing the full benefit from loss carryforwards in certain tax jurisdictions as their realization was not certain.

In 2003, “Other” includes: (10) percent for the release of previously established reserves, mostly the reserve released due to the settlement of a dispute between Novartis and the Company (see Note 21); (4) percent for the effect of tax deductions in

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

certain of the Company’s subsidiaries that were not recognized for financial reporting purposes; (2) percent for other adjustments; offset by 6 percent for taxes not based on profit such as franchise taxes and tax risk accruals.

In 2002, “Other” includes approximately 4 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes.

In 2001, “Other” includes approximately 3 percent for the effect of a tax payment in Italy (the “Imposta Sostitutiva”) that permitted the future tax deductibility of Prochimica s.r.l.’s goodwill amortization, 3 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in one of the Company’s subsidiaries that was not recognized for financial reporting purposes.

The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2003 and 2002, were as follows:

Deferred tax assets	2003	2002

Pensions and other employee compensation	120	120
Inventory	21	32
Restructuring and special charges	10	26
Environmental reserves	164	186
Tax loss carryforwards	152	181
Other	74	34
Gross deferred tax assets	541	579
Valuation allowance	(121)	(131)
Net deferred tax assets	420	448
Deferred tax liabilities
Property, plant and equipment	(391)	(398)
Other	(199)	(193)
Gross deferred tax liabilities	(590)	(591)
Net deferred tax liabilities	(170)	(143)
Included in
Prepaid and other current assets	132	144
Other assets	173	183
Accruals and other current liabilities	(68)	(84)
Deferred income taxes	(407)	(386)
Net deferred tax liabilities	(170)	(143)

In management’s opinion, the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 425 million, of which CHF 41 million will expire in the next five years and CHF 285 million will expire between five and twenty years. The remaining carryforwards do not expire.

At December 31, 2003, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 300 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

15.	Other liabilities

	2003	2002

Environmental remediation and compliance	529	581
Retirement and postemployment benefits	693	679
Other	195	277
Total	1 417	1 537

The environmental remediation and compliance accrual, including the current portion, decreased by CHF 57 million (2002: CHF 134 million) as a result of a CHF 22 million (2002: CHF 82 million) usage of the accrual in 2003 (see Note 21) and a CHF 35 million (2002: CHF 52 million) reduction related mainly to currency effects.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

16.	Shareholders’ equity

On April 20, 1998, the Company’s shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 6 per share (2002: 9 CHF per share; 2001: 10 CHF per share). After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may also be issued until March 22, 2004 without any restriction.

At the Company’s Annual General Meeting on March 6, 2003, the shareholders voted in favor of a proposal made by the Board of Directors not to pay a dividend in 2003 (2002: CHF 134 million paid on March 27, 2002). The shareholders approved an extraordinary payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 9 per share to CHF 6 per share. The capital reduction payment was made on May 23, 2003, totaling CHF 206 million (2002: CHF 69 million paid on June 28, 2002).

According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. The Company sold 1 202 797 shares in 2003 (4 970 437 shares in 2002 and 1 929 453 shares in 2001) of previously acquired treasury stock at market prices. In addition, in 2003, the Company purchased 2 374 611 shares of treasury stock (2002: 2 174 577 shares of treasury stock and 1 855 966 in 2001) at market prices. At December 31, 2003, the Company held 4 363 901 of treasury shares (2002: 3 192 087 treasury shares).

The Company designated a total of 3 496 234 shares in 2003 (1 978 567 shares in 2002 and 5 278 224 shares in 2001) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans, and also in 2003, for possible future cancellation under the Company’s share buyback program. The remaining 867 667 shares in 2003 (1 213 520 shares in 2002 and 709 723 shares in 2001) of treasury stock have been designated as unreserved shares.

The after-tax components of accumulated other comprehensive income (loss) are as follows:

	2003	2002

Currency translation adjustment	(416)	(285)
Unrealized gain on cash flow hedges, net of tax	1	1
Unrealized gains on available-for-sale securities, net of tax	1	0
Minimum pension liability, net of tax	(79)	(77)
Other, net of tax	0	1
Accumulated other comprehensive income (loss)	(493)	(360)

There was no deferred tax effect on the unrealized gains/(losses) on available-for-sale securities in either 2003 or in 2002. There was no deferred tax effect on cash flow hedges in 2003, (in 2002 a tax expense of CHF 1 million). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 50 million in 2003 (2002: CHF 49 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

17.	Stock based compensation plans

Effective January 1, 2003, the Company adopted the fair value method of accounting as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

In connection with the capital reduction of CHF 3 per share in 2003 (CHF 1 per share in 2002) (see note 16), the Company, in accordance with the terms of its stock option plans, reduced the exercise price of its outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of the capital reduction repricings. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing was set by the investment bank. All exercise prices disclosed herein have been accordingly adjusted.

LEAP — In connection with the one-time Leveraged Executive Asset Plan (LEAP) established in 1997 for the Company’s then key executives and non-executive Board members (participants), the 288 400 restricted shares of common stock of the Company that were purchased by the participants in 1997 were released to the participants in March 2002. As of December 31, 2003, a total of 1 042 782 share options having an expiration date of March 15, 2005 and that were granted in connection with the LEAP and permit the holder thereof to purchase shares of the Company’s common stock at a price per share of CHF 110 (CHF 107.16 after the capital reduction repricing), remain outstanding. Because the Company, upon establishment of the LEAP in 1997, paid a fee to a major investment bank to assume all of the Company’s obligations to the participants in the LEAP, the Company has no obligation to issue shares of its common stock nor any other obligation to the participants in connection with the LEAP.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

LTIP — The Company has a Long-Term Incentive Plan (LTIP), which grants options and restricted shares of common stock of the Company to senior management and other key employees and, in 2002 and 2001, to non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise occur over three years. The options expire either five years or ten years after the date of grant. In 2002 and 2001, no compensation expense was recorded for the options issued under this plan as the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In connection with the Company’s adoption in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 5 million was recorded comprising of both current year awards and the unvested portion of prior year awards.

The following table summarizes option activity under the LTIP during 2003, 2002 and 2001:

	Weighted average	Options
	exercise price	outstanding

Balance at December 31, 2000	121.40	1 299 900
Options granted	108.63	461 444
Options issued on conversion of stock appreciation rights	160.00	60 799
Options canceled/forfeited	112.38	(43 694)
Balance at December 31, 2001	119.63	1 778 449
Options granted	108.80	481 401
Options exercised	108.99	(32 098)
Options canceled/forfeited	111.07	(32 413)
Balance at December 31, 2002	117.53	2 195 339
Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)
Balance at December 31, 2003	109.34	2 080 622

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2003:

		Stock Options Outstanding		Stock Options Exercisable

	Weighted average		Weighted average		Weighted average
	exercise price	Number of	remaining	Number of	remaining
Exercise price	outstanding/	outstanding	contractual life	outstanding	contractual life
range	exercisable	options	(in years)	options	(in years)

82.60 — 111.88	106.04/107.79	1 953 359	3.7	1 033 193	3.2
160.00	160.00/160.00	127 263	4.0	127 263	4.0
		2 080 622		1 160 456

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

In connection with the LTIP 2003, the Company granted 186 503 restricted shares of common stock, which are restricted for three years from the date of grant, to 720 participants. The market value of the common stock at date of grant was CHF 85.30 per share. Compensation expense of approximately CHF 16 million has been recognized in 2003 related to the grant of these shares.

ESOP — The Company has an Employee Stock Ownership Plan (ESOP) that enables substantially all employees to purchase annually up to 20 shares of common stock at a price equal to 85 percent of the average market price, defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares. During 2003, 1 768 employees (2002: 1 660 employees; 2001: 2 279 employees) purchased 32 221 shares (2002: 29 499 shares; 2001:

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

40 069 shares) for which approximately CHF 2 million (2002: CHF 3 million; 2001: CHF 4 million) was paid to the Company. In 2002 and 2001, no compensation expense was recorded under this plan. In 2003, CHF 0.4 million compensation expense was recorded in connection with the adoption of SFAS No. 123.

MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 20 shares (beginning in 2003, 25 shares) of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2003, 2002 and 2001:

		Rights
	Exercise price	outstanding

Balance at December 31, 2000	15	232 760
Rights granted	15	86 240
Rights exercised	15	(16 260)
Balance at December 31, 2001	15	302 740
Rights granted	15	86 040
Rights exercised	15	(18 500)
Balance at December 31, 2002	15	370 280
Rights granted	15	105 275
Rights exercised	15	(20 005)
Balance at December 31, 2003	15	455 550

Compensation expense is recorded in the year the rights are granted and, in 2003, CHF 9 million (2002: CHF 8 million; 2001: CHF 8 million) of compensation expense was recorded under this plan.

PSP — In 2001,the Company established a Performance Share Plan (PSP) for selected senior and key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company’s share price and the Company’s TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 2 627 rights (2002: 1 675 rights, 2001: 1 250 rights) have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded related to the fulfillment of the terms of the plan. In 2003 however, in accordance with the adoption of No. SFAS 123, as amended, the Company recorded CHF 1 million compensation expense for the fair value of the rights that vested during 2003.

Change in control and reserve of shares

Upon a change in control of the Company (defined as 30 percent for LEAP, 33.33 percent other than 1998, which is 50 percent, for LTIP program, and 20 percent for PSP, such percentage, in each case, as being a percentage of total voting power. Additionally, for the PSP in a merger where the Company’s shareholders retain less than 50 percent of total voting power or the Company’s board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

At December 31, 2003, the Company had approximately 2.2 million shares (2002: 2.0 million shares; 2001: 1.8 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:

Year-ended December 31,	2003	2002	2001

Expected option lives in years	10.00	6.07	7.04
Expected volatility in percentage	25.00	23.00	29.93
Risk-free interest rate in percentage	2.28	3.23	3.60
Expected dividend yield in percentage	2.79	1.81	1.80
Weighted average fair value in CHF	19.60	24.05	33.13

18.	Retirement benefits

The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined contribution and defined benefit pension plans.

Defined contribution pension plans.

In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 14 million in 2003, CHF 16 million in 2002 and CHF 19 million in 2001.

Defined benefit pension plans

Benefits to participants in the Company’s defined benefit pension plans are generally based on employees’ years of service, levels of compensation or stated amounts for each year of service.

The majority of the defined benefit pension plans are funded, whereby contributions made by the Company and plan participants are invested, and the resulting assets necessary to fund future benefit obligations are held by independent trustees for the benefit of plan participants. Accordingly, the assets acquired and maintained by these plans are not included in the Company’s consolidated balance sheets. These plans are referred to as funded plans in this note.

In certain countries in which the Company operates, principally Germany, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in pension liability. Benefit payments made each period to retirees are charged against this liability. These plans are referred to as unfunded plans in this note.

Each year, the projected benefit obligation (PBO), which is the present value of projected future benefits payable to current plan participants allowing for estimated future employee compensation increases, is calculated for each plan. The measurement date for the Company’s pension plans that make up the majority of plan assets and benefit obligations is December 31st for each year presented.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

The following table provides a reconciliation from beginning of year to end of year of the changes in PBO and the changes in the fair value of plan assets, as well as the PBO funded status of the plans. The PBO funded status consists of the excess (deficit) of the fair value of plan assets over (under) PBO.

	2003			2002

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	plans	All plans

Change in benefit obligation (PBO)
PBO, beginning of year	2 984	473	3 457	3 092	440	3 532
Service cost	76	8	84	87	8	95
Interest cost	143	28	171	154	28	182
Participant contributions	22	0	22	22	0	22
Actuarial (gain) loss	62	11	73	(146)	32	(114)
Plan amendments	(1)	0	(1)	7	(4)	3
Benefits paid	(149)	(25)	(174)	(145)	(26)	(171)
Foreign currency translation	(76)	29	(47)	(100)	(2)	(102)
Other	49	1	50	13	(3)	10
PBO, end of year	3 110	525	3 635	2 984	473	3 457
Change in plan assets
Fair value of plan assets, beginning of year	2 789	0	2 789	3 292	0	3 292
Actual return on plan assets	240	—	240	(384)	—	(384)
Employer contributions	46	25	71	77	27	104
Participant contributions	22	0	22	22	0	22
Benefits paid	(149)	(25)	(174)	(145)	(26)	(171)
Foreign currency translation	(58)	0	(58)	(77)	0	(77)
Other	46	0	46	4	(1)	3
Fair value of plan assets, end of year	2 936	0	2 936	2 789	0	2 789
PBO funded status	(174)	(525)	(699)	(195)	(473)	(668)

For both years presented, substantially all of the Company’s funded pension plans had PBO in excess of plan assets.

Accumulated benefit obligation (ABO) status of defined benefit pension plans

Accumulated benefit obligation (ABO) is less than PBO because ABO excludes assumptions as to future increases in employee compensation when calculating the present value of the future benefit obligation.

ABO status of funded pension plans

The table below shows the ABO status at December 31, 2003 and 2002 of the Company’s funded pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO (under-funded):

	2003			2002

	Fully	Under	Total	Fully	Under	Total
Funded plans	funded	funded	funded plans	funded	funded	funded plans

Accumulated benefit obligation (ABO)	2 392	428	2 820	2 057	448	2 505
Fair value of plan assets	2 628	308	2 936	2 472	317	2 789
ABO status — fully (under) funded	236	(120)	116	415	(131)	284

Minimum pension liability

For funded plans with ABO in excess of the fair value of plan assets, SFAS No. 87 requires that the Company record on its consolidated balance sheets a minimum pension liability amount such that the Company’s net pension liability is at least equal to the amount of the under-funded ABO. Net pension liability is the excess of pension liabilities over prepaid pension assets, on the Company’s balance sheet.

When recording a minimum pension liability, SFAS No. 87 requires the Company to record a corresponding intangible asset equal to the amount of any unrecognized prior service cost, with the remainder, if any, charged to other comprehensive income in shareholder’s equity. Therefore, the recording of this additional minimum pension liability has no impact on the Company’s income from operations.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

The following table shows the components of the additional minimum pension liability as of December 31, 2003 and 2002 for those plans where such a liability was required to be recorded, mainly in the United States; together with a reconciliation to the ABO status of all of the Company’s under-funded pensions plans:

	2003	2002

Unrecognized prior service cost recorded as intangible asset	10	19
Recorded as other comprehensive income	129	126
Currency adjustments	(22)	(9)
Additional minimum pension liability	(117)	(136)
Prepaid pension asset already recorded	7	14
ABO status, plans where additional minimum liability required	(110)	(122)
Other under-funded plans, no additional minimum liability required	(10)	(9)
ABO status — All under-funded plans	(120)	(131)

ABO status of unfunded pension plans

For the Company’s unfunded plans, the accrued pension liability exceeds the amount of existing unfunded ABO, therefore no additional minimum pension liability is required. The table below shows the ABO and related liabilities recorded at December 31, 2003 and 2002 for the Company’s unfunded defined benefit pension plans:

Unfunded plans	2003	2002

Accumulated benefit obligation	490	423
Accrued pension liability	500	463
Liability recognized in excess of ABO	10	40

Defined benefit pension related assets and liabilities

For each of its defined benefit pension plans, the Company records a pension-related asset (liability) initially based upon the excess (deficit) of the fair value of plan assets over (under) PBO. However, as required under SFAS No. 87, differences that result from using expected rather than actual rates of return on plan assets, as well as differences that result from the evolution assumed to occur from period to period in the calculation of PBO versus actual evolution, represent gains (losses) that are not given immediate recognition in the Company’s consolidated statements of income or consolidated balance sheets. Instead, this accumulated unrecognized gain (loss) amount is amortized if it meets certain criteria; that is, where the unrecognized net gain or loss exceeds 10 percent of the greater of the fair value of plan assets or PBO, the excess is required to be amortized to future income over the average remaining service life of active employee participants.

In addition, where the Company amends pension plans resulting in changes to future benefits based on participants prior service, any change in PBO resulting there from is not required to be immediately charged to income from continuing operations. Rather, such increases in pension obligations are amortized over the average remaining service life of active employees.

Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2003 and 2002:

	2003			2002

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	plans	All plans

Prepaid benefit cost(1)	740	—	740	700	—	700
Accrued benefit liability(1)	(132)	(500)	(632)	(142)	(463)	(605)
Minimum pension liability - intangible asset	10	—	10	19	—	19
Accumulated other comprehensive income, pre tax	129	—	129	126	—	126
Currency adjustments(2)	(22)	—	(22)	(9)	—	(9)
Net pension asset (liability) on consolidated balance sheets	725	(500)	225	694	(463)	231
Unrecognized net gain (loss)	(882)	(27)	(909)	(877)	(13)	(890)
Unrecognized prior service cost	(17)	2	(15)	(12)	3	(9)
PBO funded status	(174)	(525)	(699)	(195)	(473)	(668)

(1)	Current and long-term portion

(2)	Currency effect on the prior year additional minimum pension liability

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Net defined benefit plan pension expense

The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2003, 2002 and 2001 were:

	Funded plans			Unfunded plans			All plans

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Service cost	76	88	84	8	7	8	84	95	92
Interest cost	143	155	157	28	27	28	171	182	185
Expected return on plan assets	(211)	(230)	(252)	0	0	0	(211)	(230)	(252)
Amortization of prior service cost	2	1	0	0	0	0	2	1	0
Other (gains), losses and amortization, net	(8)	(26)	(38)	1	1	2	(7)	(25)	(36)
Total net pension expense (income)	2	(12)	(49)	37	35	38	39	23	(11)

Key assumptions

The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2003	2002

Discount (interest) rate	4.9%	5.1%
Rate of increase in compensation levels	2.3%	2.4%

The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2003	2002	2001

Discount (interest rate)	5.1%	5.3%	5.5%
Rate of increase in compensation levels	2.4%	2.9%	3.2%
Expected long-term rate of return on plan assets	6.2%	6.5%	6.3%

The determination of the overall expected long-term rate of return on plan assets for the Company’s funded plans is based on the following parameters: long-term expected inflation rates, long-term inflation-adjusted interest rates, and long-term risk premium of equity investments above risk free rates of return. In addition, long-term historical rates of return adjusted, where appropriate, to reflect more recent developments, are used.

Funded defined benefit pension plan assets

The Company’s investment policies and strategies for plan assets held by its funded defined benefit pension plans are directed toward the overriding target of achieving, on a long-term basis, the necessary return on plan assets to meet benefit obligations as they become payable. Factors included in the Company’s investment strategy for plan assets include achievement of consistent year-over-year results, effective risk management based on the level of each plan’s funding status, and effective plan cash flow management. Further, the Company’s plan investment policies generally exclude direct investments in the Company’s equity or debt securities.

For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2003 and 2002, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2003, are as follows:

	Actual plan asset allocation
	percentages at
	December 31		Target plan asset
			allocation percentages at
	2003	2002	December 31, 2003

Asset Category
Equity securities	34%	46%	35% -- 45%
Debt securities	42%	36%	40% -- 50%
Real estate	10%	10%	5% -- 15%
Other	14%	8%	0% -- 10%
Total	100%	100%

At December 31, 2003, the Company’s pension plans did not own any Company common stock. Plan assets at December 31, 2002 included 86 211 shares of Company common stock with a market value of approximately CHF 8 million representing 0.3 percent of total plan assets.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

Undiscounted expected benefit payments	Funded plans	Unfunded plans	All plans

2004	146	26	172
2005	149	26	175
2006	155	26	181
2007	161	27	188
2008	169	27	196
Aggregate for 2009 through 2013	825	152	977

The amount expected to be contributed by the Company to it’s various pension plans during 2004 is CHF 128 million.

Other postretirement benefits

These plans principally provide for postretirement healthcare benefits for eligible employees in the United States, and are not funded by the Company. The following table shows the components of the amounts charged to income from operations in 2003, 2002 and 2001 related to other postretirement benefits:

	2003	2002	2001

Service cost	1	1	1
Interest cost	4	5	5
Expected return on plan assets	0	0	0
Amortization of prior service cost	0	(1)	(1)
Other (gains), losses and amortization, net	0	(2)	0
Benefit expense (income) major plans	5	3	5

The measurement date for the Company’s other postretirement benefit plans that make up the majority of benefit obligations is December 31st for both years presented. The following table provides a reconciliation of the changes in the benefit obligation, the funded status of the plans and the amounts recognized on the consolidated balance sheets as of December 31, 2003 and 2002:

	2003	2002

Benefit obligation, beginning of year	70	67
Service cost	1	1
Interest cost	4	5
Participant contributions	3	2
Actuarial (gain) loss	4	12
Benefits paid	(8)	(9)
Foreign currency translation	(8)	(9)
Other	0	1
Benefit obligation, end of year	66	70
Unrecognized net gain (loss)	(2)	7
Unrecognized prior service cost	5	1
Total net liability recognized on consolidated balance sheets	69	78

The weighted average discount rate used in the key actuarial assumptions to compute the other postretirement benefit obligation was 6.4 percent in 2003 (2002: 6.9 percent).

The weighted average healthcare cost trend rate is 9 percent for 2003 and is assumed to decrease to an ultimate trend rate of 5.0 percent in 2010. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2003 accumulated postretirement benefit obligation by approximately CHF 4 million and the annual postretirement benefit cost by CHF 0.3 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2003 accumulated postretirement benefit obligation by approximately CHF 3 million and the annual postretirement benefit cost by approximately CHF 0.2 million.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

The Company expects its contributions to other postretirement plans in 2004 to be approximately CHF 5 million. The following table shows the undiscounted amounts expected to be paid from the Company’s other postretirement plans for each of the next five successive fiscal years and for the aggregate five years thereafter:

Undiscounted expected benefit payments

2004	8
2005	8
2006	8
2007	8
2008	8
Aggregate for 2009 through 2013	39

19.	Earnings per share

In 2003, 2002 and 2001, there was no difference between basic and diluted earnings per share for income from continuing operations. In 2003 the basic weighted average number of shares outstanding were 68 361 123 (2002: 68 549 964 and 2001: 66 419 147) and the diluted weighted average number of shares outstanding were 68 361 123 (2002: 68 575 058 and 2001: 66 419 147).

The calculation of diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in July 1998 and repaid in July 2003, were converted at the beginning of the year in 2003, 2002 and 2001, with related interest and common shares adjusted accordingly, and (ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of the granted employee stock options, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. Either of these two items are not considered in calculating diluted earnings per share if their effect would be antidilutive, that is, diluted earnings per share would be higher than basic earnings per share.

In 2002, the difference of 25 094 in the weighted average number of shares outstanding was due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 107.09 and CHF 111.09, as their exercise prices were less than the average market price of the Company’s shares for 2002. In 2003 and 2001, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidilutive. For purposes of calculating basic and diluted earnings per share in 2003, 2002 and 2001 there was no required adjustment to the reported income from continuing operations or net income.

For the years ended December 31, 2003, 2002 and 2001, the calculation of diluted earnings per share excluded the assumed conversion of these bonds as their inclusion would have been antidilutive. The calculation of diluted earnings per share in 2003 excluded 2 092 090 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, in 2002 excluded 878 036 stock options outstanding with exercise prices between CHF 112.09 and CHF 181.70, and in 2001 excluded 1 768 952 stock options outstanding with exercise prices between CHF 108 and CHF 183, as their inclusion would have been antidilutive.

20.	Related party transactions

Transactions with associated companies

Investments in affiliates of CHF 137 million in 2003 and CHF 147 million in 2002 are included in financial investments and are described in Note 9.

Loans receivable from equity affiliates of CHF 10 million in 2003 and CHF 10 million in 2002 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 10 million in 2003 and 2002, which bears interest at 1 percent in 2003 (2002: 2 percent).

The Company had payables and accrued expenses to equity affiliates of CHF 9 million in 2003 and CHF 12 million in 2002.

21.	Commitments and contingencies

Lease commitments

The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2004 CHF 39 million; 2005 CHF 23 million; 2006 CHF 10 million; 2007 CHF 6 million; 2008 CHF 4 million; 2009 and thereafter CHF 4 million. Rental expense amounted to CHF 64 million in 2003, CHF 67 million in 2002 and CHF 74 million in 2001.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Purchase commitments

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

In addition to the leasing arrangement described in Note 1 that was consolidated in connection with the adoption of FIN No. 46, the Company has the option to purchase another leased facility for CHF 26 million (USD 21 million). The Company utilizes this facility in its business operations. Under the terms of the lease, the Company will be liable for the shortfall between the market value of the facility and the settlement value at the lease termination date, which has been extended to 2004 from its original 2003 date. During 2003, the Company recorded a charge of CHF 6 million to income from operations for the estimated amount of this shortfall.

Guarantees

In the normal course of business, the Company has provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2003, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 15 million expire in 2004, CHF 1 million expire in 2005 and CHF 1 million expire in 2009 and thereafter.

In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2003 the Company had issued CHF 34 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the ‘Environmental Matters’ section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2003, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (2002: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2002: CHF 1 million).

Contingencies

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

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

As a result of a dispute over an agreement with a third party, in the context of the Company’s divestment of the Performance Polymers Business in 2000, Vantico International SA (now owned by the Huntsman Group) has initiated arbitration proceedings against the Company. Although the outcome cannot be predicted with certainty, management is of the opinion that this matter will not have any material adverse effect on the financial position or results of operations of the Company.

In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a claim from the New Jersey Department of Environmental Protection for alleged natural resource damages (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).

Taxes

In their past tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities had made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management was of the opinion that the total liability owed resulting from this adjustment was the responsibility of Novartis. This opinion was disputed by Novartis and, in 2001, it initiated arbitration proceedings against the Company in relation to this matter. This dispute was settled in 2003, resulting in the release by the Company of CHF 39 million of previously established tax reserves.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 557 million at December 31, 2003 and CHF 614 million at December 31, 2002 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 57 million in 2003 compared to 2002 relates to usage of the provisions of CHF 22 million and mainly to foreign currency exchange rate effects of CHF 35 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 31 million in 2003 (CHF 96 million in 2002), including investments in construction, operations and maintenance and usage of the provision.

In the agreement on the Company’s spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

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

At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project which will take eight to ten years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In October 2003, the Company’s subsidiary in the United States received a letter from the New Jersey Department of Environmental Protection (“NJDEP”) seeking to begin discussions on natural resource damage liability issues (“NRDs”) at the Toms River Site for alleged injury to groundwater. The subsidiary is engaged in on-going settlement discussions with the State to see if it can reach a mutually beneficial settlement to avoid litigation. If a mutual agreement cannot be reached and NJDEP decides to initiate litigation, the Company believes that it has significant defenses to these potential NRD claims.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The planning and remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2003, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Litigation matters

Two class action lawsuits have been filed against Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. In both cases, plaintiffs claim, on behalf of a class of all workers in coal preparation plants, that these workers are entitled to medical monitoring for exposure to residual acrylamide from the use of polyacrylamide products supplied by the defendants.

Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. Finally, the Company has sufficient insurance coverage for these claims to prevent them from having a material adverse effect on its financial position or results of operations.

22.	Valuation and qualifying accounts and reserves

Allowance for doubtful accounts

For the year ended December 31,	2003	2002	2001

Balance at beginning of year	96	120	118
Additions (deductions) charged (credited) to cost and expenses, net	9	31	22
Other, net(1)	(18)	(43)	(20)
Currency adjustments	(2)	(12)	0
Balance at end of year	85	96	120

Allowance for obsolete and slow moving inventory

For the year ended December 31,	2003	2002	2001

Balance at beginning of year	58	66	73
Additions (deductions) charged (credited) to cost and expenses, net	(2)	5	5
Other, net(1)	(4)	(9)	(13)
Currency adjustments	(2)	(4)	1
Balance at end of year	50	58	66

Deferred income tax valuation allowance

For the year ended December 31,	2003	2002	2001

Balance at beginning of year	131	146	143
Additions (deductions) charged (credited) to cost and expenses, net	3	1	3
Currency adjustments	(13)	(16)	0
Balance at end of year	121	131	146

(1)	Other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments and for allowance for doubtful accounts in 2002, Other, net also included a reclassification to accrued liabilities for provisions that did not relate to accounts receivable.

23.	Restructuring and special charges

Prior year programs

In 2001, the Company implemented a program (“Fit For Growth!”) that aligned the Company’s operational activities with its customers’ industries. This new structure was designed to bring the Company’s businesses closer to its customers and allows for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company’s existing technological core competencies and to identify new technology platforms for future growth. The “Fit for Growth!” program was also designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

In 2001, under the “Fit For Growth!” program, the Company eliminated 262 full-time equivalents (“FTEs”) under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.