Form 20-F
period 2004-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2005-02-01
CIK 1035497

As Filed with the Securities and Exchange Commission on February 1, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Ciba Specialty Chemicals Holding Inc.

(Exact name of Registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
American Depositary shares, Each representing one half of one ordinary share, nominal value CHF 3 per share	New York Stock Exchange

Ordinary shares, par value CHF 3 per share*

*Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, December 31, 2004.

70 826 617 Registered Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                      No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                      Item 18 ☑

Introduction

Currency Translation

Cautionary Statement Regarding Forward-Looking Statements

PART I
Item 1. Identity of Directors, Senior Management and Advisors (N/A)
Item 2. Offer Statistics and Expected Timetable (N/A)
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities (N/A)

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees (N/A)
Item 16E Purchases of Equity Securities by the Company

PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

Signature
Exhibit 4.1
Exhibit 4.2
Exhibit 4.3
Exhibit 4.4
EX-8.1
EX-10.1
EX-12.1
EX-12.2
EX-13.1

Introduction
This Annual Report on Form 20-F relates to the registered shares with a nominal value of 3 Swiss francs per share (the “Shares”) of Ciba Specialty Chemicals Holding Inc., the American Depositary Shares (“ADSs”), each representing one half of one Share, and the American Depositary Receipts (“ADR”) evidencing the ADSs under the Deposit Agreement among the Company, Citibank, N.A. (the “Depositary”), and the registered holders and beneficial owners from time to time of the ADRs.

In this Annual Report, “Company” refers to Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries. In certain cases, where indicated or where the context requires it, “Company” refers to Ciba Specialty Chemicals Holding Inc.

The consolidated financial statements and selected consolidated financial data as of December 31, 2004, 2003, 2002, 2001 and 2000, and for each of the years in the five-year period ended December 31, 2004 (the “Consolidated Financial Statements”), included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Statements in this Annual Report with respect to such financial information are based on U.S. GAAP information.

All market share data contained in this Annual Report is based on management’s estimates.

Currency Translation
Unless otherwise indicated, all amounts herein are expressed in Swiss francs (“CHF”) or United States dollars (“U.S. dollars”, “dollars”, “USD”, “US$” or “$”). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004, which was CHF 1.1412 per US$ 1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2004, 2003 and 2002, and for each of the years in the three year period ended December 31, 2004, included in Item 18 of this Annual Report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.

Cautionary Statement Regarding Forward-Looking Information
This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of such statements and information with respect to plans, objectives and market position of the Company are based on the opinions and beliefs of the Company’s management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company’s reorganization and restructuring and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. For more information regarding some of these factors, see “Item 3. Key Information – Risk Factors.” All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements.

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

The selected consolidated financial data as of December 31, 2004, 2003, 2002, 2001 and 2000, and for each of the years in the five-year period ended December 31, 2004, have been taken or are derived from the audited consolidated financial statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP.

	2004	2003	2002	2001	2000
Result of operations
Net sales	7 027	6 646	7 085	7 367	7 902
Operating income	519	571	788	761	876
Income from continuing operations, net of tax(1) (4) (5)	283	360	406	380	418
Income from discontinued operations, net of tax(5)	28	0	0	0	34
Cumulative effect of change in accounting principles, net of tax	0	(16)	0	2	0
Net income(1) (4)	311	344	406	382	452
Earnings per share, basic and diluted	0	0	0	0	0
Continuing operations(1)(4)	4.28	5.26	5.92	5.72	6.31
Discontinued operations(5)	0.43	0.00	0.00	0.00	0.50
Cumulative effect of change in accounting principles	0.00	(0.23)	0.00	0.04	0.00
Net income per share(1) (4)	4.71	5.03	5.92	5.76	6.81
Equity per share	62.76	62.64	63.16	59.08	56.82
Dividend per share(6)	1.00	0.00	0.00	2.00	2.00
Capital reduction per share(6)	2.00	3.00	3.00	1.00	0.00
Weighted average number of shares outstanding
Basic	66 059 479	68 361 123	68 549 964	66 419 147	66 311 879
Diluted	66 059 479	68 361 123	68 575 058	66 419 147	66 311 879

Other data - continuing operations
Net sales development percentage	6%	(6)%	(4)%	(7)%	9%
Depreciation and amortization of other intangibles	394	366	385	408	406
Amortization of goodwill	0	0	0	61	64
Restructuring and special charges	91	0	0	0	2
EBITDA	913	937	1 173	1 230	1 346
Operating income margin	7.4%	8.6%	11.1%	10.3%	11.1%
EBITDA margin	13.0%	14.1%	16.6%	16.7%	17.0%
Capital expenditures	294	233	250	259	249
Research and development	288	281	294	276	293
Personnel costs	1 762	1 713	1 752	1 796	2 047
Number of employees at year end	19 338	18 658	19 007	19 683	20 306

Balance sheet data
Current assets	4 382	4 939	5 314	4 827	4 797
Property, plant and equipment, net	3 015	2 963	3 196	3 565	3 787
Total assets	11 006	11 098	11 792	11 718	12 105
Short-term debt	559	259	1 496	316	371
Long-term debt	2 917	3 187	2 344	3 678	3 859
Common stock	212	433	649	721	721
Shareholders’ equity	4 151	4 245	4 354	3 908	3 754

Business segment data(7)	2004	2003	2002	2001	2000
Plastic Additives
Net sales	1 895	1 822	1 903	1 913	2 023
Operating income	224	165	226	256	285
Depreciation and amortization of other intangible assets	95	100	106	119	108
EBITDA	319	265	332	375	393
Operating income margin	11.9%	9.1%	11.9%	13.4%	14.1%
EBITDA margin	16.8%	14.6%	17.5%	19.6%	19.4%

Coating Effects
Net sales	1 818	1 807	1 920	1 944	2 118
Operating income	291	300	341	312	371
Depreciation and amortization of other intangible assets	103	97	99	99	104
EBITDA	394	397	440	411	475
Operating income margin	16.0%	16.6%	17.7%	16.1%	17.5%
EBITDA margin	21.7%	22.0%	22.9%	21.1%	22.4%

Water & Paper Treatment
Net sales	2 014	1 616	1 718	1 837	1 920
Operating income	126	130	173	151	184
Depreciation and amortization of other intangible assets	131	103	109	114	113
EBITDA	257	233	282	265	297
Operating income margin	6.3%	8.1%	10.1%	8.2%	9.6%
EBITDA margin	12.7%	14.4%	16.4%	14.5%	15.5%

Textile Effects
Net sales	1 300	1 401	1 544	1 673	1 841
Operating income	61	69	142	181	204
Depreciation and amortization of other intangible assets	56	60	66	67	71
EBITDA	117	129	208	248	275
Operating income margin	4.7%	4.9%	9.2%	10.8%	11.1%
EBITDA margin	9.0%	9.2%	13.5%	14.8%	14.9%

Discontinued operations(8)
Net sales					774
Operating income					57
Gain on sale, net of tax					34

Restructuring and special charges are corporate items and are therefore not reflected in the Company’s segments. Accordingly, segment operating income and EBITDA, and related margins thereof, are not impacted by restructuring and special charges.

Trading prices on the Swiss Exchange
(Price per share in CHF)
Annual highs	96.14	101.50	128.00	115.75	122.50
Annual lows	76.70	74.75	89.75	75.00	94.25
Period End	86.50	92.37	89.79	95.81	101.35

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 had SFAS No. 142 been applied retroactively for all periods presented, would have been: income from continuing operations, net of tax - in 2001 CHF 441 million, in 2000 CHF 482 million; basic and diluted earnings per share for income from continuing operations - in 2001 CHF 6.64, in 2000 CHF 7.27; net income - in 2001 CHF 443 million, in 2000 CHF 520 million; basic and diluted earnings per share for net income - in 2001 CHF 6.68, in 2000 CHF 7.83. For the year 2000, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations.

(2)	The Company applied FASB Interpretation No. 46 to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(4)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations, net of tax would have been - in 2002 CHF 395 million, in 2001 CHF 368 million, in 2000 CHF 410 million; pro forma basic and diluted earnings per share for income from continuing operations would have been - in 2002 CHF 5.76, in 2001 CHF 5.53, in 2000 CHF 6.19; pro forma net income would have been - in 2002 CHF 395 million, in 2001 CHF 370 million and in 2000 CHF 444 million; pro forma basic and diluted earnings per share for net income would have been - in 2002 CHF 5.76, in 2001 CHF 5.57 and in 2000 CHF 6.69.

(5)	The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company’s Performance Polymers business, which was sold on May 31, 2000. This gain includes income from continuing operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. See footnote (8) below. The 2004 income from discontinued operations of CHF 28 million resulted from the release of previously established reserves following the settlement in 2004 of a dispute and related arbitration proceedings that had been initiated by Vantico, the purchaser of the Performance Polymers business.

(6)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2005 totaling CHF 3 per share, based on 2004 results, consisting of a dividend of CHF 1 per share and a capital reduction of CHF 2 per share, which is reflected in the 2004 column in the table above. The dividend and capital reduction are subject to shareholder approval at the Annual General Meeting to be held on March 3, 2005. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 3 per share by CHF 2 per share to CHF 1 per share. The Company expects, subject to various conditions and approval that the payments of the capital reduction will be made to the shareholders on May 18, 2005.

The proposed dividend per share and capital reduction per share, based on the USD exchange rate of December 31, 2004 is USD 0.88 and USD 1.76, respectively. Based on the USD exchange rate at the payment date of May 14, 2004, the 2003 capital reduction per share was USD 2.30, at the payment date of May 23, 2003, the 2002 capital reduction per share was USD 2.32 and at the payment date of June 28, 2002, the 2001 capital reduction per share was USD 0.67.

Based on the USD exchange rate at the respective payment dates of the 2001 and 2000 dividends, the USD equivalent of the dividend per share was USD 1.19 and USD 1.23, respectively.

(7)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation. In addition, in 2004 the Company reorganized from five into four reporting segments and restated all current and prior period segment information to reflect the new structure.

(8)	Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division’s business and do not include an allocation of the Company’s interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000.

Exchange Rate Information
The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

Year		Average(1)	High	Low	Period End
2000		1.6930	1.8250	1.5526	1.6202
2001		1.6893	1.8185	1.5878	1.6598
2002		1.5566	1.7190	1.3833	1.3833
2003		1.3374	1.4181	1.2380	1.2380
2004		1.2426	1.3202	1.1338	1.1412
Months
2004	January		1.2659	1.2190	1.2593
	February		1.2680	1.2269	1.2680
	March		1.3038	1.2560	1.2677
	April		1.3202	1.2627	1.2984
	May		1.3076	1.2460	1.2533
	June		1.2678	1.2371	1.2520
	July		1.2796	1.2243	1.2796
	August		1.2830	1.2405	1.2641
	September		1.2729	1.2471	1.2471
	October		1.2663	1.1962	1.1988
	November		1.2075	1.1389	1.1421
	December		1.1613	1.1338	1.1412
2005	January (through January 28)		1.1960	1.1466	1.1876

(1)	Represents the average of the Noon Buying Rates on the last business day of each month during the relevant year.

Capitalization and Indebtedness (N/A)

Reasons for the Offer and use of proceeds (N/A)

Risk Factors
Prospective purchasers and existing holders of the ADSs of the Company should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the ADSs. Information contained or incorporated by reference in this Annual Report contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes”, “opinion”, “expects”, “may”, “will”, “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company’s beliefs about trends in the global economy, in the specialty chemicals industry and its views about the long-term future of the industry and the Company. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We cannot assure you that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

The Company is subject to various changing competitive, economic, political, legal and social conditions, including the following:

As an international business, the Company is exposed to various global economic, political, social and local business risks that may have a material adverse effect on its financial condition and results of operations.

The Company has a small home market for its products and has for many years operated on a global basis. The Company currently has manufacturing facilities in 28 countries and sells its product in more in more than 120 countries. This means the Company is faced with different complex legal and regulatory requirements in many jurisdictions. These include tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries and different intellectual property regimes. The Company’s international operations also expose it to many different local business risks and challenges. The Company’s overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business.

The Company’s results of operations and financial position also are affected by developments and trends in the world economy. The year 2004 was, for example, characterized by a general improvement in the economic environment. The recovery in the United States that began late 2003 was more evident in 2004, with real GDP growth of 4 percent in 2004, although this was held back slightly by rising energy and oil prices. The major European economies tended to stagnate in varying degrees through 2004, with real GDP growth at below 2 percent as the impact of the strong euro hampered exports. The recovering economies in Germany and France were contrasted by negative growth in the United Kingdom. In the Asia-Pacific region, economic expansion continued in Japan, growing at 4 percent in GDP terms in 2004. The China Region continued to grow strongly, with real GDP growth remaining between 9 to 10 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth.

The economic conditions in NAFTA, Europe and parts of Asia-Pacific may worsen or not continue to recover, which could have a material adverse effect on the Company’s results of operations and financial position.

In addition, an adverse development in the political and social stability in the regions where the Company operates, may have a material adverse effect on the Company’s results and financial condition.

The Company currently has operations in more than 120 countries, and its results of operations may be adversely affected by currency fluctuations.

The results of the operations and the financial position of the Company’s subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company’s Consolidated Financial Statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company’s operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company’s results between financial periods. The Company’s results and financial condition are particularly affected by significant changes in the value of the Swiss franc, euro, U.S. dollar, Japanese yen, and British pound relative to each other. For more information, see “Item 5. Operating and Financial Review and Prospects - Currency Trends” in this Annual Report.

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

The Company’s results are affected by cyclicality in various industries served directly or indirectly by the Company, including the automotive, plastics, textiles and clothing, paper, packaging, paint and coating, electronics and construction industries. The Company’s results of operations and financial position have in the past been affected adversely, for example, by slow growth in the textile and paper industries, reduced demand in the automotive industry and by declining demand in a number of industries. The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue, and the Company will continue to experience periods of overcapacity, declining prices and lower profit margins. In addition, external factors beyond the Company’s control, such as general economic conditions, competitors’ actions, international events and circum stances and governmental regulation in the United States and in other jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in the Company’s prices, volumes and margins.

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

The Company has in the past received and may continue to receive communications asserting that certain of its products or their applications infringe on the proprietary rights of others. The Company has continued to experience a significant increase in intellectual property conflicts, either initiated by the Company or by third parties. In management’s opinion there is no material pending litigation against the Company regarding any intellectual property claim but there could be in the future. Such legal proceedings or claims, with or without merit, and whether initiated by the Company or another party, could subject the Company to costly and time-consuming litigation and divert its research, technical and management personnel from their regular responsibilities. Furthermore, successful legal proceedings or claims against the Company could suspend the development and manufacture of products using the contested invention, or require the Company to pay substantial penalties or royalties.

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

The Company’s business is subject to stringent environmental laws and regulations in the various countries in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in its current and historical activities. See “Item 4. Information on the Company - Environmental Matters” in this Annual Report.

The EU Chemicals Policy may result in significant additional costs for the Company.

The EU Chemicals Policy, if adopted by the appropriate EU bodies and Member States in its current draft form (as published on October 29, 2003) would require all companies to register with defined data requirements, their substances manufactured or imported in the EU at levels above 1 ton per year. Whilst presently, the Company cannot assess the complete impact of the EU Chemicals Policy, it believes that the proposed regulatory system will be highly resource intensive and therefore costly to industry and regulators alike. At present, the exact timing of the legislative process and the resulting definitive regulations cannot be estimated.

The Company’s business may be adversely affected by rigorous health and safety regulation.

Certain of the Company’s products are subject to rigorous health and safety regulations. There is a risk that key raw materials or one of the Company’s products may be recharacterized as or found to have a toxicological or health related impact on the environment or on third parties, its customers or employees. Health and safety regulations are continually strengthened and relevant raw materials or products may be banned or the Company may incur increased costs in complying with new requirements.

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

Certain contractual arrangements with Novartis and restrictions on the voting rights of shareholders of the Company may make an acquisition of the Company less likely, and thus may limit any opportunity for the Company’s shareholders to receive a premium for their Shares or ADSs. Similarly, the Company may face adverse tax consequences if certain material parts of the business are divested. Accelerated vesting provisions and the elimination of restriction periods under one or more employee incentive plans instituted by the Company could result in a significant cost to the Company in the event of a change of control not recommended by the Company’s board of directors.

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

The introduction of the euro in twelve of the twenty-five member states of the European Union may continue to have an impact on the Company’s operations. These potential impacts include, but are not limited to, increased cross-border price transparency and tax and legal implications (such as easier harmonization).

The Company’s share price may be highly volatile and subject to sudden and significant drops.

The trading price of the Shares and the ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in the Company’s financial performance, regulatory and business conditions in the specialty chemicals and the chemicals industry, general economic trends and other factors, some of which are unrelated to the operating performance of the Company. For more information on the historical price ranges of the Company’s shares and the ADSs see “Item 9. The Offer and Listing Principal Trading Market and Price Range.” From time to time, following periods of volatility in the market price of a company’s securities, securities litigation has been instituted against that company. The institution of any such litigation against the Company could result in substantial costs and a diversion of the Company’s management’s attention and resources, which could materially adversely affect its business, results of operation and financial condition.

The Company’s inability to successfully manage and integrate businesses acquired or its alliances may adversely impact the Company’s results of operation and financial condition.

The Company has made and expects to continue to make acquisitions and to enter into alliances from time to time. Acquisitions and alliances present significant challenges and risks relating to the integration of the acquired business into the existing business of the Company. There can be no assurances that the Company will manage the integration of acquisitions and alliances successfully.

Other risks we face with respect to acquisitions or alliances include:

•	greater than expected costs and management time and effort involved in completing and integrating acquisitions or alliances;

•	potential disruption of our ongoing business and difficulty in maintaining or upgrading our standards, controls, information systems and procedures;

•	our inability to successfully integrate the services, products and personnel of any acquisition into its operations;

•	the potential incurrence of a significant amount of debt and contingent liabilities; and

•	realizing little, if any, return on the Company’s investment.

Integration or other acquisition or alliance difficulties could have a material adverse impact on the Company’s financial condition and results of operations.

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

Recent acquisition and divestiture activities
To expand its flame retardant business and its offerings to combine flame retardancy with other effect additives in customized solutions, the Company, in 2002, purchased Melapur BV (“Melapur”) from DSM NV for approximately CHF 24 million, including additional purchase consideration paid or payable after 2002 based on sales growth achieved in 2003 and 2004. Melapur markets and distributes halogen-free melamine-based flame retardants.

In 2003, the Company acquired additional equity interests in Diamond Dye-Chem Limited for approximately CHF 11 million, increasing its holdings to 69 percent. Also in 2003, the Company purchased additional shares in Shanghai Ciba Gao-Ciao Chemical Co. Ltd., for approximately CHF 12 million, increasing its holdings to 75 percent.

In 2004, in order to establish a stronger world-wide presence in the paper chemicals business, the Company completed three acquisitions: in June 2004 the Company acquired Raisio Chemicals from the Raisio Group, headquartered in Raisio, Finland, for approximately CHF 662 million; in July 2004 the Company acquired LPM Technologies Inc., a Canadian paper chemicals company, for approximately CHF 11 million; and in August 2004, Ciba Specialty Chemicals acquired AB CDM, a Swedish based supplier of chemicals, from Imerys SA for approximately CHF 22 million. The AB CDM acquisition also provides the Company with a direct presence in the Swedish water treatments market.

In order to enhance its Expert Services program, which provides a wide range of specialty chemicals services to customers, the Company in March 2004 acquired Pira International, based in the United Kingdom, for approximately CHF 5 million.

In December 2004, in order to expand access to Asian markets outside of Japan and build market share in pigments, the Company increased its interest in the Daihan Swiss Chemical Corporation from 50% to 100%, for approximately CHF 31 million. Daihan Swiss Chemical Corporation is a Korean manufacturer, marketer and distributor of pigments and preparations for the Korean coatings, plastics and inks markets.

Capital expenditures
Ciba Specialty Chemicals’ aggregate capital expenditures for property, plant and equipment were CHF 294 million in 2004, CHF 233 million in 2003 and CHF 250 million in 2002. In 2004, 2003 and 2002, capital expenditures have been focused primarily on efficiency and safety improvement-related items. Recent projects include investments in new production facilities for stabilizers and pigments, upgrades to water and paper treatment production facilities, and investment in emerging markets, particularly Asia.

Business Overview
Ciba Specialty Chemicals is one of the world’s leading developers and producers of specialty chemicals, which are high value-added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 28 countries and sales in more than 120 countries.

In 2004, the Company had net sales from continuing operations of CHF 7 027 million, operating income of CHF 519 million and net income of CHF 311 million.

Net sales, by geographic region of the Company for the past three years were as follows:

	2004		2003		2002
Amounts in CHF millions, except percentages	Sales	in %	Sales	in %	Sales	in %
Europe	3 050	44%	2 731	41%	2 721	38%
Americas (i)	2 046	29%	2 066	31%	2 459	35%
Asia Pacific (ii)	1 931	27%	1 849	28%	1 905	27%
Total net sales	7 027	100%	6 646	100%	7 085	100%

(i)	The Americas are comprised of North, Central and South America.

(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Organization
The Company is organized into four reporting segments (“Segments”) focused on specific customer markets. The four Segments are Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects. Each Segment is responsible for marketing, research and development, technology, production and sales. The mission of each Segment is to provide the best and most complete service to its customers’ industries and strive for market leadership in its respective area.

While each Segment has a lasting role in providing for a well-balanced portfolio for the Company, they are positioned for growth and higher profitability through different approaches: innovation (Plastic Additives and Coating Effects), cost leadership (Textile Effects) and business growth (Water & Paper Treatment).

From 2001 until 2004, the Company had been organized into five Segments. However, in August 2004, the former Home and Personal Care Segment, which had not achieved a critical mass, was integrated into the Plastic Additives and Water and Paper Treatment Segments.

The Company’s organizational structure also includes Group Service Units focused on providing cost efficient support services to the Segments. To ensure that innovation efforts are successfully shared across Segments, the Company has a corporate technology office under the leadership of a Chief Technology Officer. In 2004, a Chief Strategy Officer was appointed to oversee strategic development and portfolio management for the Company. All Segments share the support functions provided by the Group Service Units, which include finance and accounting, human resources, communications, information technology (“IT”) infrastructure, legal and supply chain services.

Segments
Net sales, by Segment, of the Company for the each of the past three years were as follows:

	2004		2003		2002
Amounts in CHF millions, except percentages	Sales	in %	Sales	in %	Sales	in %
Plastic Additives	1 895	26.9%	1 822	27.4%	1 903	26.9%
Coating Effects	1 818	25.9%	1 807	27.2%	1 920	27.1%
Water & Paper Treatment	2 014	28.7%	1 616	24.3%	1 718	24.2%
Textile Effects	1 300	18.5%	1 401	21.1%	1 544	21.8%
Total net sales	7 027	100.0%	6 646	100.0%	7 085	100.0%

Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The Segment’s service business provides customers with product application solutions.

Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as “effect chemicals” which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment’s research and development operations are designed to bring new and unique products and services to the global paper industry. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore the Segment provides whiteners for detergents and hygiene effects for a variety of personal care products.

Textile Effects serves customers throughout the textile value chain, offering full, integrated solutions for textile processing and value adding effects. The Segment’s products include dyes and chemicals for preparation, dyeing, printing, whitening and finishing of all major textiles, as well as sizing agents for fabric weaving. The Segment also provides comprehensive services to help customers achieve their color, comfort and performance requirements.

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

The Supply Chain Services unit is responsible for the supply chain process from finished product stage onwards, which includes order processing, warehousing and transportation of products. The Supply Chain Services unit maintains shared order desks on a regional/country level that service all Segments with regards to order taking, order processing, shipping and customer invoicing. Different customer service solutions are actively explored and implemented with the goal of increasing the ease with which customers are able to do business with the Company and minimizing product distribution costs. The Company, through its Supply Chain Services unit, utilizes a global network of both Company- and third-party-owned warehouses and distribution centers to ensure adequate coverage of the Company’s distribution requirements. The global and regional distribution networks are actively and systemically reviewed to ensure an optimized relationship between warehousing costs, distribution costs and customer service levels.

The Company maintains Business Support Centers that provide finance and accounting services to geographic regions, instead of using numerous country organizations. The Business Support Centers, using standardized financial systems, provide control, treasury and information management services to the Company for financial and corporate applications. They are responsible for ensuring the accuracy, validity and timeliness of financial reporting. As part of it’s strategy to streamline administrative operations and reduce costs, the Company in 2004 consolidated the functions of its Central European and Central American Business Support Centers into other existing Business Support Centers, thereby reducing the number of centers from 12 to 10. In addition, in connection with the acquisition of Raisio Chemicals in June 2004, the Company created a new Business Support Center in Finland to support business operations in the Nordic region. As a result of these actions, the Company will operate in 2005 with 11 Business Support Centers.

Beginning in 2005, the Company is consolidating responsibility for all information technology and data processing and management functions under a newly appointed Chief Information Officer. Included in these functions is the Global Infrastructure unit, which working with outsourcing partners, has the principal objective of optimizing the Company’s information technology infrastructure including its wide area networks.

Corporate functions such as legal, environmental, communications and human resources are managed through eight Regional Presidents Offices.

Headquarters is responsible for strategy and corporate governance.

Equity Affiliates
The Company, from time to time, acquires and disposes of participations in entities to help achieve strategic objectives. The Company’s investments in equity affiliates resulted in total income from earnings of equity affiliates of CHF 1 million in 2004, CHF 3 million in 2003 and CHF 6 million in 2002.

The Company invests in equity affiliates to support and supplement the growth of its core business. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.

The Company’s most significant investment in equity affiliates as of December 31, 2004 is a 50 percent interest in CIMO Compagnie Industrielle de Monthey SA, which is a joint venture with Syngenta that provides infrastructure services and utilities to the partner’s manufacturing facilities in Monthey, Switzerland.

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

Competition
The Company competes in the global specialty chemicals market. Its major competitors include BASF, Bayer, Buckman, Clariant, Cognis, Croda, Crompton, Cytec, Degussa, Dow, DuPont, GE Water Technologies, Great Lakes, Hercules, Johnson Polymer, Kemira, Lubrizol, Nalco, Rhodia, Rohm and Haas, SNF Floerger, Songwon and Stockhausen.

Plastic Additives
Overview
Plastic Additives’ products provide, maintain and improve the desirable properties, or suppress the adverse properties, of plastics, rubber, adhesives, lubricant materials and home and personal care products. Additives increase the stability of a variety of materials during processing and use, thereby facilitating or improving the efficiency of industrial processes or enhancing their value for home and personal use. Additives can improve quality and provide long-term stability and economical viability of final industrial and consumer products by, for example, protecting products against aging, light degradation, corrosion or wear. Specialty colors for home and personal care products deliver unique properties.

Plastic Additives’ business has for many years experienced strong growth and profitability resulting from its leadership in the additives markets. The Segment is the leading supplier of stabilizers and stabilizer systems to the plastics, rubber and adhesive industries, and is a leading supplier of ashless antioxidants and extreme pressure and antiwear agents to the lubricant industry. In addition, the Segment delivers high value chemical ingredients for manufacturers of non-durable home and personal care consumer goods.

Plastic Additives is managed as an integrated global business and primarily focuses on four Business Lines: (i) Polymer Products, (ii) Base Polymers, (iii) Process and Lubricant Additives and (iv) Home & Personal Care. Plastic Additives also includes the small Business Unit Ciba® Expert Services.

The additives market is mainly related to the plastics industry, which has generally been experiencing long-term growth. However, this growth is affected by shorter-term economic and industrial cycles, particularly in the oil, automotive, construction and packaging industries. Increasing environmental and safety regulations governing the industries of the Company’s customers have also affected the additives market. These regulations have resulted in an increased demand for more innovative products with lower environmental impacts. The company’s products are developed for sensitive applications, such as use in contact with food and drinking water or for home and fabric care and personal care. These applications are subject to a higher degree of regulatory control. Other regulatory initiatives being introduced in the area of environmental control (for example, the removal of volatile organic chemicals) have led to the reformulation of some products and greater engineering oversight in production by the Company.

The Segment’s Expert Services business unit provides knowledge-based services under the Company’s Ciba® Expert Services brand to customers seeking professional consulting, testing and information support. Its global network of experts - providing environmental, regulatory, safety, testing and educational services - helps customers in highly regulated industries get products to market faster, increase productivity and improve product quality. In 2004, the Expert Services business unit was strengthened with the acquisition of Pira International Ltd, a leading consultancy and testing business with major conference and publications activities serving the packaging, paper, printing and publishing industries and their value chains.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Plastic Additives for the years ended December 31, 2004, 2003 and 2002.

Amounts in CHF millions, except percentages	2004	2003	2002
Total Segment net sales	1 895	1 822	1 903
Operating income	224	165	226
Capital expenditures	76	64	94
Research and development expenditures	97	107	107
Contribution to the consolidated Company net sales from continuing operations, in %	26.9%	27.4%	26.9%

Products
Plastic Additives products add value to the polymer, rubber, adhesive, lubricant, and home and personal care industries. The Segment’s product offerings include:

•	Polymer protection products such as antioxidants, non-staining antiozonants, processing stabilizers, UV absorbers and hindered amine light stabilizers (“HALS”):

•	Special effects such as antifogging agents, antistatic agents, slip agents, antimicrobials, clarifying agents, shelf life extension, flame retardants, optical brighteners and additives for degradable plastics:

•	Products for polymer recycling such as PET chain extenders, antioxidants and light stabilizer systems:

•	Specialized product forms and multi-component product packages, which simplify the incorporation process and improve worker hygiene and resin quality:

•	Products for polymer design such as polymerization regulators:

•	Products for lubricants such as antioxidants, metal deactivators, and antiwear additives:

•	Light absorbers for fabric and personal care, rheology modifiers, actives for skin protection, carrier systems, conditioners, specialty colors for home and personal care products, laundry additives for comfort enhancement, and stain removers.

The Segment’s leading product lines in the polymer protection category are Ciba® IRGANOX® antioxidants, Ciba® IRGAFOS® processing stabilizers, Ciba® CHIMASSORB® light stabilizers/UV absorbers, Ciba® TINUVIN® light stabilizers/UV absorbers, Ciba® IRGAMOD® additives for polyesters, Ciba® FIBERSTAB® L phenol-free processing stabilizers, Ciba® IRGASTAB® FS phenol-free processing stabilizers and Ciba® IRGAZONE™ non-staining antiozonants.

The Ciba® IRGAFOS® processing stabilizer range ensures efficiency in processing and maintenance of polymer properties across a broad range of processing conditions. Ciba® POLYAD® customer-specific blends are multi-component additive packages in easy-to-handle forms.

Ciba® TINUVIN® light stabilizers/UV absorbers constitute a complete range providing light stability to polyolefins, engineering plastics, adhesives and rubbers. Examples of new innovative products include Ciba® TINUVIN® 1577 as an innovative UV absorber for glazing, thin films and laminates, Ciba® TINUVIN® XT 833 for improved light stability and weather resistance and Ciba® TINUVIN® FR 2011/2021 providing flame retardancy and light stability.

In addition to the Segment’s traditional Ciba® IRGANOX® range, Ciba® IRGANOX® HP, Ciba® IRGANOX® XP, Ciba® IRGASTAB® PUR, Ciba® IRGASTAB® PVC and Ciba® IRGASTAB® STYL are examples of how additives support the polymer industry with new, innovative products and services. Both the Ciba® IRGANOX® HP and Ciba® IRGANOX® XP ranges combine HP-136, the Company’s innovative lactone technology, with established high-performance phosphites for the stabilization and protection of polyolefins, polyurethane foams and adhesives during processing. Ciba® IRGASTAB® PUR, Ciba® IRGASTAB® PVC and Ciba® IRGASTAB® STYL are new liquid, environmentally friendly solutions for the polyurethane, vinyl and styrenics markets, respectively.

The Ciba® IRGAMOD® range comprises multifunctional PET additives reducing acetaldehyde and oligomers, avoiding discoloration and acting as chain extenders by modifying the properties of PET via reactive extrusion. Recent product launches are Ciba® IRGATEC® CR 76 and Ciba® IRGAMOD® RA 20.

Ciba® FIBERSTAB® L and Ciba® IRGASTAB® FS phenol-free processing stabilizers systems set with excellent gas-fade resistance a new standard in the processing stabilization of polyolefin fibers. They also provide good long-term thermal stability and enhanced light stability. Ciba® FIBERSTAB® L is particularly suited for PP fiber applications such as carpets and hygienic non-wovens and Ciba® IRGASTAB® PVC 11 EM is an environmentally friendly antioxidant for PVC.

Ciba® IRGAZONE™ 997 non-staining antiozonant provides rubber products with very good protection against ozone, heat, flex and fatigue. Opposite to classical rubber antiozonants, it is non-staining, is not leaching from rubber vulcanizates and has various food contact approvals.

The Segment is adding to its polymer product offerings by branching out from its core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. With a focus on surface modification, the Segment is improving materials with special physical effects, thereby improving surface properties and product performance. A step in this direction has been the expansion of an antistatic and antifogging product range, which modifies surfaces to temper the buildup of static charge or water as fog. The Segment’s leading product lines in this special effects additives category are ATMER™ antifogging agents, Ciba® IRGASTAT® and ATMER™ antistatic agents, ATMER™ SA - slip and antisticking agents, Ciba® IRGAGUARD® antimicrobial line, including Ciba® IRGAGUARD® A – antialgae and Ciba® IRGAGUARD® B - antibacterial, and Ciba® IRGACLEAR® F– antifungi, Ciba® IRGACLEAR® - clarifying agents, Ciba® SHELFPLUS® - shelf life extension, Ciba® FLAMESTAB® NORTM and Ciba® MELAPUR® - flame retardants, Ciba® TINUVIN® FR flame retardant/light stabilizer combinations and Ciba® UVITEX® optical brighteners. Ciba® SHELFPLUS® UV 4100 blocks a broad spectrum of UV radiation protecting package contents in food, home and pharmaceutical applications. The novel agricultural growth promoter Ciba® SMARTLIGHTTM RL100 utilizes photo-selective properties of the product to improve crop quality and productivity. Ciba® IRGASURF TM HL 560 delivers durable hydrophilicity for polyolefin fibers and nonwovens. Ciba® IRGAZONETM 997, launched in 2003 for rubber applications, represents a technology that offers protection against ozone, fatigue and oxygen, with non-staining properties and extraction resistance. Ciba® IRGAMOD® 195 is an effective catalyst and stabilizer for rosin esters and is an extraction resistant antioxidant for rubber applications, especially ones based on NBR and ECO.

The trend of plastics replacing other materials, such as glass and wood, is expected to continue. This offers the Segment opportunities to further work with customers to develop new applications for the Segment’s products in, for example, the automotive industry where engineered plastics are replacing traditional materials. In addition, in the area of base polymers the Segment is continuously expanding its services business areas to provide customers with tailor-made additives blends as part of a market approach that emphasizes customer contact and quick response times.

To cope with the increased temperature stress in modern engine oils, two new high temperature antioxidant systems, Ciba® IRGANOX® L 93 and Ciba® IRGANOX® L94 were introduced.

For the lubricant industry, the Segment offers single components for engine oils and industrial lubricants such as antioxidants, extreme pressure/antiwear additives, friction modifiers, corrosion inhibitors and metal deactivators, and additives packages for industrial lubricants.

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

The home & personal care products market is served by five business platforms:

UV Protection & Actives for the personal care industry:

Ciba® TINOSORB® UV absorbers are used to provide protection against the harmful effects of UVA (long wave-length) and UVB (short wave-length) radiation in a variety of products applied directly to the skin, including sunscreens, lotions, and day creams. Growth prospects are particularly strong in regions where concern for effective protection from sunlight is high. Ciba® TINODERM® Actives Delivery Systems facilitate the transport of actives through the skin barrier to the site of interaction. TINOCARE® GL, a Scleroglucan polysaccharide, retains skin moisture in a natural way and improves the sensory characteristic of personal care formulations.

Polymer Systems for the personal care and home and fabric care industries:

Rheology modifiers, conditioners, and gel thickeners allow customers to produce formulations to the highest standards of quality and consistency. Ciba® RHEOVIS® and Ciba® GLASCOL® are for the home care industry and Ciba® SALCARE® and Ciba® TINOVIS® are for the personal care industry.

Colorants & Stabilizers for the personal care and home and fabric care industries:

Ciba® TINOGARD® provides product stabilization against oxidation and UV induced degradation. Ciba® VIBRACOLOR® products are hair dyes. Ciba® PURICOLOR® and Ciba® VIBRACOLOR® pigments and anionic, water-soluble dyes are used in personal care as well as home and fabric care products.

Fabric Appearance for the laundry care industry:

Ciba® TINOFIX® dye fixatives maintain the color integrity of fabrics. Ciba® TINOTEX® Comfort & Easy Care ingredients bring easy care properties to laundered fabrics. Ciba® TINOLUX® is a unique photocatalytic system that uses sun rays to safely and effectively bleach stains. Ciba® TINOSORB® UV absorbers are applied to clothing via the laundry washing process to clothing to convert cotton fabrics into effective UV shields.

Stain Removal for the laundry care industry:

Ciba® TINOCAT™ oxidation catalysts enable efficient stain removal at lower wash temperatures and with shorter wash cycles and as well provide an anti-graying effect on white fabrics.

The Expert Services business unit delivers services for regulatory, environment, safety, materials testing, and conducts training, and offers strategic and technical consulting.

Customers and End-User Markets
In 2004, end-user markets such as the packaging industry accounted for approximately 26 percent of the Segment’s sales, the construction industry for 19 percent, the durable goods industry for 9 percent, the automotive industry for 7 percent, the agricultural industry for 6 percent and the lubricants industry for 10 percent. The top ten customers of the Segment accounted for approximately 31 percent of the Segment’s 2004 sales.

Research and Development
Plastic Additives spends approximately 5 percent of sales each year on research and development activities (CHF 97 million in 2004). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment’s sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Management is of the opinion that Plastic Additives has a growing product pipeline. The goal is to further improve sales with new and innovative products, and to protect product and application innovations by appropriate patents. Products currently being developed include new classes of light stabilizers, anti-static additives, process stabilizers for plastics, non-staining antiozonants for rubbers, flame retardants, process chemicals for reactive monomers, new UV absorbers for sunscreens, a new photobleach agent for laundry detergents, a new class of oxidation catalysts for use in home and fabric care applications and new nanocolloid encapsulated active ingredients for skin care products.

Research and development activities focus on new product development as well as process improvements that aim to lower costs and increase productivity, speeding time-to-market of new products and improving responsiveness to customers by increased integration of manufacturing processes with the Segment’s distribution network.

Coating Effects
Overview
Coating Effects develops, manufactures and markets additives, pigments, pigment and additive concentrates for the coatings, printing, imaging, plastics, synthetic fibers, electronics and information storage industries. Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries.

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

Growth in the global pigments market tends to track Gross Domestic Product (“GDP”) development. There is a move towards high value pigments and improved additives as customers upgrade their products and the technical performance requirements of the colorants and additives they incorporate in their formulations. Changes in technology in the customer base provide opportunities for new products, for example in the fast changing electronics industry. In recent years, environmental pressure to replace heavy metals such as cadmium and lead has led to an increased demand in organic pigments. The impact of the low volatile organic content (“VOC”) regulations is that solvent usage is being reduced in the printing ink and coatings industries with alternative technologies, such as UV-curing, powder coatings, high solid paint systems and water-based systems. With the Segment’s current portfolio and innovation projects, the Company believes the Segment is well placed to take advantage of these trends. There also is a need for products that make processing easier and more cost effective for customers in all traditionally served industries. In particular, there is a focus on ease of product handling, for example, low dusting colorants and additives. The Segment’s range of products includes liquid forms, granules, dispersions and concentrates. As pigment manufacturers have traditionally had strong market positions in particular colors (for example, the Segment has a strength in high performance, opaque red pigments used in automotive paint), color trends can benefit particular producers while negatively affecting others.

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

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Coating Effects for the years ended December 31, 2004, 2003 and 2002.

Amounts in CHF millions, except percentages	2004	2003	2002
Total Segment net sales	1 818	1 807	1 920
Operating income	291	300	341
Capital expenditures	82	79	74
Research and development expenditures	101	95	100
Contribution to the consolidated Company net sales from continuing operations, in %	25.9%	27.2%	27.1%

Products
The Segment’s leading colorant product lines include the high performance pigments, Ciba® IRGAZIN®, Ciba® CINQUASIA® and Ciba® CROMOPHTAL®, used in coatings, inks, plastics and synthetic fibers, the IRGAPHOR®, functional dye products used for optical information storage (CD-R and DVDR) and Ciba® IRGALITE® classical pigments used primarily in printing inks. The Segment also produces pigment dispersions and masterbatches. The Segment’s management is of the opinion that its Diketo-Pyrrolo-Pyrrol (“DPP”) technology offers distinct advantages to users of its high performance pigments for coatings and plastics. DPP pigments are currently being used in automotive paints and high performance plastics materials. Current environmental pressure on cadmium pigments opens up good growth opportunities for DPP pigments in the plastics industry. The Segment does not believe it has yet fully exploited the benefits of DPP technology in the automotive industry or in other paint, plastics or inks applications.

The Segment’s leading additives products lines include, Ciba® TINUVIN® light stabilizers for coatings, inks and photographic applications, Ciba® IRGACURE® photoinitiators and photoinitiators blends for ultraviolet curing of coatings, paints, inks and electronic materials and the environmental friendly polymer specialty rheology agents and dispersants for coatings. The Segment also offers, stabilizers and process chemicals for photographic and photo-reproduction systems, algaecides for antifouling and dispersion paints. Management is of the opinion that products such as photoinitiators for solvent-free coatings are becoming more important with increased environmental awareness and regulation.

Customers and End-User Markets
In 2004, Coating Effects supplied pigments and additives to the paint and coatings industries, the printing ink industry, the plastics industry, the synthetic fibers industries and the electronic materials industry. The top ten customers of the Segment accounted for approximately 27 percent of the Segment’s 2004 sales.

In 2004, the end-user markets such as the automotive industry accounted for approximately 24 percent of the Segment’s sales, the imaging and publication industry for 12 percent, the packaging industry for 19 percent, the electronics industry for 9 percent and the construction industry for 19 percent of the Segment’s sales.

Consolidation and globalization have occurred in certain of the customer industries served by the Segment, particularly in the coatings and printing ink industries. The effect of such consolidation and globalization is that pricing pressure is exerted on suppliers.

Research and Development
Coating Effects spends approximately 5 percent of sales each year on research projects (CHF 101 million in 2004). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Pigment products currently being developed by the Segment include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments for optical storage and color filters. The Segment is also developing colorants for digital ink jet printing on paper and plastic.

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

One of the photoinitiator patents for ink applications expired in 2003. Management is of the opinion that expiration of this patent will only have a limited effect on its result of operations because of the Company’s level of customer service associated with the related products and processes. Although patent protection for part of the DPP product range expired in 2003, the Company has newer patents covering more recently launched or yet to be launched products.

Water & Paper Treatment
Water & Paper Treatment is one of the leading global suppliers to the paper industry, the municipal and industrial water treatment industries and the detergents and hygiene industries, and is managed as an integrated global business. The markets in which the Segment is present have been affected by increasing environmental and safety regulations that govern the industries of the Company’s customers. These regulations have resulted in an increased demand for more innovative products with lower environmental impact.

Water & Paper Treatment products and services for the paper and board industry increase the speed, run-ability and quality of the paper making process (retention and drainage aids, deposit control aids). Furthermore, they improve the visual appearance, optical properties and printability of the paper (paper whiteners, paper coloration, starch and latex binders, coating additives and surface modifiers), impart water, oil and grease resistance (barrier effects and sizing), and provide stable images on carbonless and thermal papers. The Segment’s newly acquired Technical Centers in Finland further enhance our position as a total solution provider to the paper industry.

The products and services offered in the area of water treatment improve the separation of solids from liquids, purify water, dewater sludge for disposal and enhance dredging applications. In extractive and process technologies, the Segment’s products improve the efficiency of all extraction and mineral processing. The Segment also serves a number of niche markets including soil additives where products improve plant nutrition and soil fertility, and performance intermediates where high purity specialty monomers are supplied by the Segment for various applications (e.g. rubbers and adhesives). The Segment’s activities in industrial water management aim to bring a service oriented approach by providing customers with complete solutions that meet all their industrial water treatment needs. Strong, local support is available through a network of partners, each providing expertise and industry leading Ciba® IRGATREATTM product technology, equipment and services.

In the area of detergents and hygiene, the Segment’s products and services are used in the home and fabric care industries as well as the personal care market. Whiteners, used in detergents, enhance the whiteness and brightness of textiles while antimicrobial solutions are used in personal care products and promote good health, prevent infections and contribute to the personal well being.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Water & Paper Treatment for the years ended December 31, 2004, 2003 and 2002.

Amounts in CHF millions, except percentages	2004	2003	2002
Total Segment net sales	2 014	1 616	1 718
Operating income	126	130	173
Capital expenditures	81	55	45
Research and development expenditures	42	33	33
Contribution to the consolidated Company net sales from continuing operations, in %	28.7%	24.3%	24.2%

Products
In the paper industry, there is an ongoing demand for more efficient production processes and this is where Ciba’ patented technologies such as the Ciba® TELIOFORM® retention and drainage aid system and Ciba® PERGAFASTTM Color Developer for the Color Former market bring value to customer. At the same time, consumers are demanding more innovative paper products and here the Company’s range of effect chemicals – whiteners, colors, color formers, barrier effects and coating and surface solutions - allow the Company to be a leading innovator in meeting consumer requirements. The rapid change of technology, the globalization of the customer base and the growing importance of emerging economies are likely to shape the future direction of these markets. Of particular importance are the growing environmental regulations, which are expected to contribute to a growth in chemical demand in excess to that of the paper and board industry.

The Segment develops, produces and sells the following products to the water treatments market segment: Ciba® ZETAG®, Ciba® MAGNAFLOC® and Ciba® MAGNASOL® polyacrylamide polymers, organic coagulants, and poly acrylic acid polymers. The main usage of these products is as flocculants for the separation of solid particles from water. The recently launched Ciba® KRYSALIS® products for the dredging industry enhance solid liquid separation and the separation of contaminants from the dredging sediment. Ciba® RHEOMAXTM tailings management products for the mining industry allow minimalization of water consumption and maximization of water recovery, thereby reducing disposal areas and hence generating cost savings in waste disposal. The water treatments product range also includes Ciba® IRGATREATTM specialty formulations for the full range of water purification and conditioning applications, dispersants to reduce the viscosity and to increase the performance of inorganic pigments and fillers in water systems, monomers as building blocks used in water treatment, adhesives, synthetic fibers and antistatic finishes as well as Ciba® LIBFER® iron chelate to correct deficiencies in crops grown intensively.

The leading product lines in detergents and hygiene include Ciba® TINOPAL® whiteners for detergents and Ciba® IRGASAN®, Ciba® IRGACARE® and Ciba® TINOSAN® antimicrobials providing hygiene effects for personal care products. Whiteners are supplied to the detergents industry. In detergents, the demand for whiteners has stagnated in the European, United States and Japanese markets, while the emerging markets of Asia and South America continue to show signs of growth. Hygiene effects are high value-adding antimicrobial ingredients supplied to the personal care and home and fabric care industries. Main applications include soaps, deodorants, toothpastes, dishwashing liquids, detergents and disinfectants for hospitals and medical purposes. The Segment’s antimicrobial solutions continue to be recognized as the industry standard for efficiency, performance and safety by key customers.

Customers and End-User Markets

In 2004 Water & Paper Treatment supplied products and services to the paper and board, municipal and industrial water treatment as well as detergents and hygiene industries. The top ten customers of the Segment accounted for approximately 23 percent of the Segment’s 2004 sales.

In 2004, end-user markets such as the paper and board industry accounted for approximately 54 percent, the detergents and hygiene industries accounted for 12 percent, the water and wastewater services industry accounted for 15 percent, the extractives and process technologies industry accounted for 8 percent and the agricultural industry accounted for 2 percent.

Research and Development
Water & Paper Treatment spends approximately 2 percent of sales each year on research and development activities (CHF 42 million in 2004). The Segment’s integrated research and development philosophy is aimed at driving process/production technology improvements, development of novel targeted offerings to the industry and expansion to novel markets using existing and emerging technologies.

Textile Effects
Overview
Textile Effects develops, manufactures and markets organic and inorganic synthetic dyes and other chemicals for natural and synthetic fibers, focusing on cellulose, polyester, wool and polyamide and their blends.

Based on 2004 sales, management estimates that the Segment Textile Effects is one of the largest textile effects businesses in the world. The Segment is the world’s second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, the second largest manufacturer of reactive dyes and one of the leading suppliers of textile chemicals to the textile industry. Other major product offerings to these industries are whiteners, disperse dyes for polyester, antimicrobials, ultraviolet (“UV”) protection products and auxiliaries for textile processing and finishing for the textile industries. The textile chemicals business provides customers with an integrated range of products and services for fabric processing and finishing, including sizing, pretreatment, dyeing and printing auxiliaries, whiteners, comfort and easy care, UV protection, oil and water repellents, flame retardants and coating chemicals.

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

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Textile Effects for the years ended December 31, 2004, 2003 and 2002.

Amounts in CHF millions, except percentages	2004	2003	2002
Total Segment net sales	1 300	1 401	1 544
Operating income	61	69	142
Capital expenditures	35	29	34
Research and development expenditures	29	32	36
Contribution to the consolidated Company net sales from continuing operations, in %	18.5%	21.1%	21.8%

Products
The Segment’s leading dyestuffs product lines include CIBACRON® reactive dyes for cellulose, Ciba® LANASET® and Ciba® NEOLAN® dyes for wool, Ciba® TECTILON® acid dyes for carpet and Ciba® TERASIL® and Ciba® TERATOP® disperse dyes for polyester. In addition, the Segment manufactures vat and direct dyes for cellulose, and cationic dyes for polyacrylonitril. The Segment’s leading textile chemical product lines include Ciba® UVITEX® whiteners for textiles, CIBATEX® UV absorbers for the protection of textiles against ultraviolet radiation; Ciba® PYROVATEX® flame retardants and Ciba® ALCOPRINT® print thickeners. In February 2002, a global cooperation agreement between Ciba and Invista was announced. The agreement enables both companies to share intellectual and technical resources and serve the increasingly sophisticated needs of the consumer for easy care and other effects. It includes Ciba® OLEOPHOBOL® fabric protector products for protection against stains as well as access to DuPont’s TEFLON® brand.

The Segment’s core European markets are experiencing a plateau in demand, however, substantial growth opportunities continue in Eastern Europe, Asia and Latin America.

Customers and End-User Markets
Textile Effects supplies the clothing/apparel, home furnishing and industrial textile industries (including automotive textiles). In 2004, the top ten customers of the Segment accounted for approximately 9 percent of the Segment’s sales. The customer base of the textile dyes and chemicals market is highly fragmented. In 2004, the end-user markets of the textile, fiber and carpet industries accounted for most of the Segment’s sales with the automotive industry accounting for a small percentage. While the clothing/apparel industry is predominant in Asia, the automotive textiles and the carpet industry is focused primarily in North America and Europe.

Research and Development
Textile Effects spends approximately 2 percent of sales each year on research projects (CHF 29 million in 2004). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Textile dyes currently being developed by the Segment include reactive dyes with improved technical and economical performance, a range of disperse dyes with new state-of-the-art wetfast performance, metal free dyes for polyamide with unmatched wetfast and lightfast performance, alternatives to sulphur and naphthol dyes. Textile chemicals currently being developed by the Segment include ecologically improved flame retardants, more efficient UV absorbers and optical brighteners, economical oil and water repellents, range of improved products for easy care and the whole process chemicals range to increase the efficiency and simplify dyeing and printing processes. The Segment’s research and development focus also includes technologies geared towards new effects, such as microencapsulation, application of nanoparticles and use of biotechnological processes.

Manufacturing
The Company has 85 manufacturing sites in 28 countries in important regions of the world. Currently, 55 of these sites are used primarily for chemical synthesis and the others are used for physical operations and to manufacture formulations that meet customer specific requirements. Europe and North America account for over 80 percent of the fixed asset base of the Company, with approximately 70 percent of the Company’s assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company’s major manufacturing facilities have qualified for International Organization for Standardization (“ISO”) 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in four non-consolidated joint ventures, all in Asia.

The Company’s production costs, excluding raw materials, amounted to approximately 22 percent of sales in 2004, 23 percent of sales in 2003 and 23 percent in 2002.

In recent years, the Company has achieved significant capacity increases at its facilities, through process and production improvements. For example, through de-bottlenecking, production capacities have been increased for high performance pigments, whiteners and antioxidants and newly developed production processes have increased capacities for hindered amine stabilizers and antimicrobials. The Company’s manufacturing facilities generally operate within a range of sixty to eighty percent of capacity. Management is of the opinion that capacity utilization provides adequate growth potential. However, improved asset utilization is a priority for the Company generally and the Company conducts an ongoing monitoring study of capacity utilization on a cross-segmental basis to improve asset utilization. In 2004, the Company announced a program entitled “Shape”, which will result in the closure of certain sites and the movement of production activities to other sites in China and in Europe.

The Company’s manufacturing strategy is to be a low cost producer, to increase productivity and to concentrate production on higher value-added products. To this end all Segments plan to dedicate considerable capital expenditure on capacity, product and process improvements spending yearly more than CHF 100 million in the next 5 years. For example, Textile Effects is spending CHF 15 million to streamline their dyestuff production facilities at Basel and Water & Paper Treatment CHF 15 million to streamline its stilbenics production facilities at Grenzach, Germany and McIntosh, USA.

Plastic Additives has invested in the Hindered Amine Stabilizer area, primarily in the NAFTA region. These projects were completed in 2004 at a total estimated total cost of approximately CHF 70 million. Plastic Additives plans to invest CHF 6 million in a new flame retardent production unit at Lampertheim, Germany and another CHF 7 million in a new GMP approved plant for a UV absorber for skin protection at Kaohsiung, Taiwan.

Coating Effects is investing CHF 30 million in a new production unit for DPP pigments at Monthey, Switzerland and plans to invest another CHF 15 million in a new DPP plant in China. Coating Effects is also investing CHF 10 million to increase its Benzotriazol capacities at McIntosh, USA and Lampertheim, Germany and CHF 30 million for the expansion of its ink production facility at Maastricht, Netherlands.

During the period from 2002 to 2004, Water & Paper Treatment has invested more than CHF 40 million to upgrade its production sites at Bradford United Kingdom and West Memphis Arkansas, United States. Water & Paper Treatment plans to invest CHF 10 million in a new acrylamide plant at Kwinana, Australia.

Textile Effects is investing CHF 7 million to increase the capacity for textile dyes at Mahachai, Thailand. In addition, Textile Effects has implemented a new Key Manufacturing Base Concept in Panyu, China, which was finished in 2002, at a total cost of approximately CHF 15 million. In 2003 another CHF 3 million have been spent at Panyu for a new solid softener plant.

The Company is further strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. For example, Coating Effects invested CHF 5 million from 2002 to 2003 to increase the capacity for classical pigments at Qingdao, China. Plastic Additives started in 2003 the production of UV absorbers at their Goa site in India and is investing CHF 10 million for the expansion of its antioxidants production facility at Shanghai, China.

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

In 2000, the Company was one of the first chemical companies to offer a comprehensive e-business service to all its customers: mybusiness@cibasc. The site is a secure, user-customized one-stop shop that lets customers place and track orders from all Segments. In addition, various complementary services are offered to customers such as on-line access to material safety data sheets, certificates of analysis and technical data sheets. Both current and potential customers also have the ability to locate the Company’s products based on their industry/sub-industry/application and desired effect using a comprehensive product finder application covering all Segments’ products. mybusiness@cibasc is available in 12 languages and has over 15,000 active users in 140 countries. In addition, the Company participates in Elemica, a specialized business-to-business exchange that allows the Company, in one step, to link its Enterprise Resource Planning system directly to those of major suppliers and customers, allowing the Company to achieve higher efficiency and reduce supply-chain costs.

The Company is focusing production and process development efforts on better integration of the manufacturing process with the supply chain in order to increase customer responsiveness while at the same time reducing inventories by increasing the volume of products shipped directly from the production facility to the customers.

Sourcing of Raw Materials
The Company purchases a large number of raw materials and intermediates from third parties around the world for its manufacturing processes, and strives to optimize the supply chain for each Segment. Raw material costs represent a significant component of the Company’s cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. The Company has limited backward integration and has out-sourced production where economically feasible and desirable.

Throughout the first half of 2004, the Company was generally able to maintain raw material costs at the same level as 2003, but the second half of the year saw significant cost increases driven by the continued high price of crude oil and its derivatives and also by increasing demand, especially in Asia. The Company expects this trend to continue in the near future. To offset some of these cost increases, the Segments continue to source more raw materials and intermediates from newly established suppliers in Asia. The Company adjusts its currency portfolio to mitigate exchange rate fluctuations.

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

The Company and Novartis also entered an “Agreement Regarding Use of Ciba as a Corporate Name”. Pursuant to such agreement, the Company and its subsidiaries and affiliates may use “Ciba Specialty Chemicals” as part of their registered corporate names, while Novartis may continue to use the name “Ciba” in connection with the Ciba Vision Group and in some other special cases. The Company and its subsidiaries and affiliates are entitled to use the “Ciba” trademarks and trade names outside of the core business of Novartis (defined as pharma specialties, pharma over-the-counter and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis is entitled to continue to use trademarks and trade names containing the term “Ciba” as they were used at the of the agreement and to use new and existing trademarks and trade names containing the term “Ciba” to market the “Ciba” line of pharmaceutical products and for products and services of the Ciba Vision Group.

Regulatory Affairs
National and international laws regulate production, marketing and use of chemical substances. Although almost every country has its own legal procedure for control of chemical substances, the most significant to the Company’s business are the laws and regulations in the European Union, the United States and Japan. Some facets of the regulations in these regions are continuously being revised but probably none more so than the control for production and import within the European Union where a complete overhaul of the requirements is being undertaken. The Company has been actively involved in the development of the regulations and does not expect significant concerns from the final changes. Within the U.S., the Environmental Protection Agency (“EPA”), have revised the High Production Volume program and this has been evaluated by the Company. EPA and other U.S. agencies have also become increasingly active in the area of global chemical control and are taking the lead on many issues of global concern within the OECD. The Company actively supports these initiatives for more globally harmonized requirements and the effort being applied to minimize resource and cost for both industry and government.

The Company continues to actively seek approvals for their products within certain specially controlled applications. Within the U.S., the Food and Drug Administration (“FDA”), oversee the approval of specialty chemicals that will come in contact with food. For many years, the Company has been a leader in this area and is diligent in maintaining its expertise. The EPA’s Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”) controls the use of such applications as material preservation and microbial control for the manufacture of polymeric, plastics and textile products together with the protection of the finished article itself. The Company, through its expertise, regularly gains approval for its products in the area and is also supporting other companies in achieving approval for these exacting requirements.

Agreements with Novartis in Connection with the Spin-off

Novartis and the Company entered into a Master Spin-off Agreement (“MSA”) dated December 20, 1996, which governed the separation of the specialty chemicals business from Novartis. In addition, this agreement, together with certain ancillary agreements, established various interim and ongoing relationships between Novartis and the Company.

Pursuant to the MSA, Novartis and the Company provide each other with chemical products and intermediates and certain services, such as provision of utilities, waste handling and security at shared production sites. Such products and intermediates are provided at market prices or, in the absence of market prices, at full cost, and such services are provided at the lower of market price or full cost. In addition, pursuant to the MSA, the Company and Novartis agreed on the allocation of taxes relating to the transaction and past operations of the businesses. The Company is responsible for taxes relating to the past operations of entities engaged exclusively in the specialty chemicals business and Novartis is responsible for transaction related taxes and taxes relating to the past operations of entities other than those engaged exclusively in the specialty chemicals business.

Pursuant to the “Agreement Regarding Use of Ciba as Corporate Name”, the Company is permitted to use “Ciba Specialty Chemicals” as part of its registered corporate name, while Novartis may continue to use the name “Ciba” in the Ciba Vision Group and in certain other cases. See “Intellectual Property”.

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

Organizational Structure

Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its ADSs trade on the New York Stock Exchange (see Item 9 – The Offer and Listing).

The following table identifies the Company’s significant subsidiaries, their jurisdiction of incorporation or residence, the Company’s ownership interest in each subsidiary and the principal function of the subsidiary.

	Group Holdings in %	Principal Function of Company
		Selling	Manufacturing	Research	Service, Finance
AMERICAS
Argentina
Ciba Especialidades Químicas S.A., Buenos Aires	100	•
Bermuda
Chemical Insurance Company Ltd., Hamilton	100				•
Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				•
Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				•
Ciba Specialty Chemicals Investment Ltd., Hamilton	100				•
Brazil
Ciba Especialidades Químicas Ltda., São Paulo	100	•	•
Latexia Brazil Ltda., São Paulo	100	•	•
Canada
Ciba Specialty Chemicals Canada Inc., Mississauga	100	•
Chile
Ciba Especialidades Químicas Ltda., Santiago de Chile	100	•	•
Colombia
Ciba Especialidades Químicas S.A., Bogotà	100	•	•
Raisio Química Andina S.A., Medellin	96	•	•
Guatemala
Ciba Especialidades Químicas, S.A. (ACC), Guatemala	100	•	•
Mexico
Ciba Especialidades Químicas Mexico S.A. de C.V., Mexico	100	•	•
Panama
Ciba Especialidades Químicas Colon S.A., Colon	100	•
United States of America
Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	•	•	•

ASIA PACIFIC
Australia
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•
Bahrain
Ciba Specialty Chemicals Middle East W.L.L., Manama (Al Seef District)	100	•
China
Ciba Specialty Chemicals (China) Ltd., Shanghai	100	•			•
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	•	•
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	•	•
Qingdao Ciba Dyes Co. Ltd., Qingdao	94	•	•
Qingdao Ciba Pigments Co. Ltd., Qingdao	91	•	•
Raisio Chemicals (Shanghai) Co. Ltd., Shanghai	100	•
Raisio Tianma Chemicals (Suzhou) Co. Ltd., Suzhou, Jiangsu	100	•	•
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	75	•	•
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	•	•
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•
India
Ciba India Private Ltd., Mumbai	100			•	•
Ciba Specialty Chemicals (India) Ltd., Mumbai (1)	69	•	•
Diamond Dye-Chem Ltd., Mumbai (2)	69	•	•
Indonesia
P.T. Ciba Specialty Chemicals Indonesia, Jakarta	80	•	•
PT Intercipta Kimia Pratama, Jakarta	60	•	•
PT Latexia Indonesia, Jakarta	100	•	•
Japan
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•
Ciba Specialty Chemicals K.K., Osaka	100	•		•
Musashino-Geigy Company Ltd., Kitaibaraki (Ibaraki)	60	•	•
Nippon Alkyl Phenol Co. Ltd., Tokyo	46	•	•
Republic of Korea (South Korea)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	•
Daihan Swiss Chemical Corporation, Seoul	100	•	•	•
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•	•
Raisio Chemicals Korea Inc., Chonan	51	•	•
Malaysia
Ciba Specialty Chemicals (Malaysia) SDN BHD, Klang	70	•	•
New Zealand
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•
Singapore
Ciba Specialty Chemicals (Singapore) Pte. Ltd., Singapore	100	•
South Africa
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•
Taiwan
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•
Thailand
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•

	Group Holdings in %	Principal Function of Company
		Selling	Manufacturing	Research	Service, Finance
EUROPE
Austria
Ciba Spezialitätenchemie GmbH, Hard	100	•
Latexia Österreich GmbH, Pischelsdorf/Zwentendorf	100	•	•
Belgium
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•
Latexia S.A., Veurne	100				•
Raisio Belgium N.V., Veurne	100	•	•
Finland
Ciba Specialty Chemicals Finland OY, Helsinki	100	•
Ciba Specialty Chemicals Oy, Raisio	100	•	•	•	•
Finnamyl Oy, Raisio	100	•	•
Latexia SB Oy, Raisio	100	•	•
Latexia Suomi Oy, Raisio	100	•	•	•
Oy Kationi Ab, Raisio	100	•	•
France
Ciba Spécialités Chimiques SA, Saint Fons	100	•	•
Ciba Specialty Chemicals Masterbatch SA, Saint Jeoire en Faucigny	100	•	•	•
Germany
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•
Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				•
Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	•	•	•
Ciba Spezialitätenchemie Pfersee GmbH, Langweid/Lech	100	•	•	•
Greece
Ciba Specialty Chemicals Hellas ABEE, Thessaloniki	100	•
Hungary
Ciba Specialty Chemicals Magyarorszag Kft., Budapest	100	•
Italy
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•
Magenta Master Fibers S.r.l., Milano	60	•	•	•
Luxembourg
Ciba Specialty Chemicals Finance Luxembourg S.A., Luxembourg	100				•
Netherlands
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				•
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•
EFKA Additives B.V., Heerenveen	100	•	•	•
Portugal
Ciba Especialidades Químicas Lda., Porto	100	•
Raisio Portugal-Produtos Químicos, Lda., Nogueira Maia	51	•
Spain
Ciba Especialidades Químicas S.L., Barcelona	100	•
Latexia Iberia, S.L., Madrid	100	•	•
Raisio Echeveste, S.A., Tolosa	51	•	•
Sweden
Ciba Specialty Chemicals Sweden AB, Göteborg	100	•
AB CDM, Västra Frölunda	100	•
Raisio Svenska AB, Gothenburg	100	•
Switzerland
Ciba Specialty Chemicals Holding Inc., Basel (3)					•
Ciba Spécialités Chimiques Monthey SA, Monthey	100		•
Ciba Spezialitätenchemie AG, Basel	100	•	•	•
Ciba Spezialitätenchemie Finanz AG, Basel	100				•
Ciba Spezialitätenchemie International AG, Basel	100				•
Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		•
Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		•
Ciba Spezialitätenchemie Services AG, Basel	100				•
CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•
Turkey
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	•
United Kingdom
Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•
Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•
Ciba Specialty Chemicals Water Treatments Ltd., Bradford	100	•	•	•
Pira International Limited, Leatherhead	100	•		•
Raisio Chemicals UK Limited, Blackburn	100	•	•

To enhance the readability of this report and because of being less relevant, the share or quota capitals of Ciba group companies are not indicated herein, with the exception of Ciba Specialty Chemicals Holding Inc. and of Ciba Specialty Chemicals (India) Ltd., two publicly listed companies.

(1)	The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai, (“CSCIL”) are listed on the Mumbai Stock Exchange (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2004 was approximately CHF 107 million (INR 4 060 million). As of December 31, 2004 the Company held 9 200 887 Equity Shares, representing 69.28 percent of the paid-up share capital of CSCIL.

(2)	Diamond Dye-Chem Limited is a wholly owned subsidiary of CSCIL.

(3)	Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its Shares are listed on the Swiss Exchange and, since August 2, 2000, the Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one Share of the Company’s common stock.

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

	Size in
Location	hectares (1)	Major Product Lines
EUROPE

Basel, Switzerland	14	Textile Effects (reactive dyes for cellulose and wool, disperse, vat and acid dyes)

Bradford, United Kingdom	28	Water & Paper Treatment (water treatment and paper chemicals, inks, soil additives, intermediate monomers, rheology modifiers and textile chemicals)

Clayton, United Kingdom	22	Textile Effects (direct, disperse and acid dyes) Water & Paper Treatment (specialty chemicals for paper coating)

Grenzach, Germany	52	Water & Paper Treatment (whiteners, specialty colors, antimicrobials, new businesses, cationic and solvent soluble dyes) Coating Effects (high performance pigments)

Grimsby, United Kingdom	19	Water & Paper Treatment (water treatment chemicals)

Guturrybay, Spain	2	Water & Paper Treatment (latex production)

Heerenveen, Netherlands	2	Coating Effects (defoamers, slip and leveling, high molecular weight dispersants, wetting and dispersing agents)

Huningue, France	12	Coating Effects (high performance pigment preparations, imaging and coating additives)

		Plastic Additives (polymer additives and process and lubricant additives)

Kaipiainen, Finland	-	Water & Paper Treatment (latex production)

Kaisten, Switzerland	59	Plastic Additives (polymer additives)

Kokemaeki, Finland	10	Water & Paper Treatment (starch production)

Lampertheim, Germany	80	Plastic Additives (polymer additives, imaging and coating additives and process and lubricant additives)

Langweid/Lech, Germany	29	Textile Effects (fabric finishing and dyeing and printing auxiliaries)

Lapua, Finland	23	Water & Paper Treatment (starch production)

Maastricht, Netherlands	11	Coating Effects (dispersions and inorganic pigments)

Mietoinen, Finland	8	Water & Paper Treatment (starch production)

Monthey, Switzerland (2)	11	Water & Paper Treatment (whiteners) Coating Effects (high performance pigments)

Mortara & Trivolzio, Italy	17	Coating Effects (imaging and coating additives)

Paisley, United Kingdom	17	Coating Effects (classical pigments)

Pischelsdorf, Austria	-	Water & Paper Treatment (latex production)

Pontecchio Marconi, Italy	12	Plastic Additives (polymer additives and production of insecticides for a third party)

Raisio, Finland	1	Water & Paper Treatment (sizing agents and additives for the paper industry)

Ribecourt, France	-	Water & Paper Treatment (latex production)

Saint Fons, France	9	Textile Effects (metal-complex and acid dyes)

Saint Jeoire, France	5	Coating Effects (masterbatches)

Schweizerhalle, Switzerland	1	Coating Effects (polymer additives, Imaging and coating additives) Textile Effects (standardization)

Toulouse, France	1	Water & Paper Treatment (sizing agents and additives for the paper industry)

Veurne, Belgium	1	Water & Paper Treatment (starch production)

	Size in
Location	hectares (1)	Major Product Lines
AMERICAS

Atotonilquillo, Mexico	43	Textile Effects (disperse, basic and acid dyes, textile chemicals) Water & Paper Treatment (whiteners, photobleach)

Berwick, USA	10	Water & Paper Treatment (sizing agents and additives for the paper industry)

Camaçari, Brazil	14	Plastic Additives (polymer additives)

Charlotte, North Carolina USA	6	Textile Effects (dyeing and printing auxiliaries)

Estrada do Colégio, Brazil	4	Water & Paper Treatment (whiteners, fabric finishing)

McIntosh, Alabama, USA	637	Plastic Additives (polymer additives and imaging and coating additives) Water & Paper Treatment (whiteners)

Medellin, Colombia	4	Water & Paper Treatment (sizing agents and additives for the paper industry)

Newport, Delaware USA	15	Coating Effects (high performance pigments)

Paulinia, Brazil	-	Water & Paper Treatment (latex production)

Puebla, Mexico	22	Plastic Additives (polymer additives and process and lubricant additives)

St. Gabriel, Louisiana USA	81	Textile Effects (reactive and acid dyes)

Suffolk, Virginia USA	89	Water & Paper Treatment (water treatment chemicals)

West Memphis, Arkansas USA	60	Water & Paper Treatment (water treatment chemicals)

ASIA-PACIFIC

Ai-oi, Japan (3)	-	Plastic Additives (polymer additives and imaging and coating additives)

Ankleshwar, India	2	Water & Paper Treatment (whiteners)

Candra Sari, Indonesia	5	Textile Effects (textile chemicals)

Chiba, Japan (4)	-	Plastic Additives (polymer additives)

Goa, India	14	Plastic Additives (polymer additives)

Isohara, Japan (5)	8	Plastic Additives (polymer additives)

Kaohsiung, Taiwan	4	Plastic Additives (polymer additives)

Mahachai, Thailand	4	Textile Effects (reactive dyes for cellulose)

Merak, Indonesia	6	Water & Paper Treatment (latex production)

Panyu, China (6)	5	Textile Effects (textile chemicals)

Perth, Australia	2	Water & Paper Treatment (water treatment chemicals)

Qingdao, China (7)	1	Coating Effects (classical pigments)

Qingdao, China (8)	1	Textile Effects (wool and disperse dyes)

Serang, Indonesia	-	Water & Paper Treatment (sizing agents and additives for the paper industry)

Shanghai, China (9)	6	Plastic Additives (polymer additives)

Ulsan, South Korea	7	Coating Effects (classical pigments)

Zhenjiang, China	10	Water & Paper Treatment (latex production)

(1)	One hectare is equal to 2.471 United States acres.

(2)	Most of the infrastructure facilities are shared with Syngenta and Huntsman through a joint venture in which the Company holds a 50 percent interest.

(3)	Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.

(4)	Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.

(5)	Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.

(6)	Venture with Panyu City Shilou Town Economical Development Company Limited, in which the Company holds a 95 percent interest.

(7)	Venture with Qingdao Double Peach, in which the Company holds a 91.4 percent interest.

(8)	Venture with Qingdao Double Peach, in which the Company holds a 94 percent interest.

(9)	Joint venture with Shanghai Gao-Qiao Petrochemical Company, in which the Company holds a 75 percent interest.

The Company’s management is of the opinion that its principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the Company’s needs. Except as disclosed in this Annual Report, the Company does not currently plan to construct, expand or improve facilities significantly.

Environmental Matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 509 million as of December 31, 2004 and CHF 557 million as of December 31, 2003 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 48 million in 2004 compared to 2003 relates to usage of the provisions of CHF 43 million and a CHF 18 million reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals. The Company’s environmental protection and improvement cash expenditures were approximately CHF 54 million in 2004 (CHF 31 million in 2003), including investments in construction, operations and maintenance and usage of the provision.

     Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States based, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

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

     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is expected to take up to eight years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

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

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2004, no remedial actions have been defined or required in a legally binding form.

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

See Item 3. Key Information—Risk Factors—Environmental laws and regulations may expose the Company to liability and result in increased costs.

Item 5. Operating and Financial Review and Prospects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The discussion in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (Management’s Discussion and Analysis) is based on, and should be read in conjunction with Item 3 — Key Information and the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and are included in Item 18 – Financial Statements. For a definition of certain financial terms used herein, see Glossary of Financial Terms at the end of this Management’s Discussion and Analysis. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs (CHF).

Year in review – 2004 compared to 2003

Results of operations	2004	2003
Net sales	7 027	6 646
Gross profit	2 171	2 067
Operating income	519	571
Income from continuing operations	283	360
Income from discontinued operations, net of tax	28	0
Cumulative effect of change in accounting principles	0	(16)
Net income	311	344
Earnings per share, basic and diluted
Continuing operations	4.28	5.26
Discontinued operations	0.43	0.00
Cumulative effect of change in accounting principles	0.00	(0.23)
Net income per share	4.71	5.03
Other data
Depreciation and amortization of other intangible assets	394	366
Restructuring and special charges	91	0
EBITDA (1)	913	937
Net cash provided by operating activities	631	1 033
Free cash flow (1)	270	728
Net debt (1)	1 840	1 049
Shareholders’ equity at year end	4 151	4 245
Dividend per share (2)	1.00	0.00
Capital reduction per share (2)	2.00	3.00
Key performance ratios
Net sales development	6%	(6)%
Net sales development in local currencies	8%	0%
Expressed as a percentage of sales:
Gross profit	30.9%	31.1%
Operating income	7.4%	8.6%
Income from continuing operations	4.0%	5.4%
Net income	4.4%	5.2%
EBITDA	13.0%	14.1%

(1)	EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2005 totaling CHF 3 per share, based on 2004 results, consisting of a dividend of CHF 1 per share and a capital reduction of CHF 2 per share, which is reflected in the table above. The per share amounts presented above for 2003 reflect that no dividend was paid in 2004, based on 2003 results, as well as the capital reduction approved by the Company’s shareholders in 2004, based on 2003 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6. Directors, Senior Management and Employees - Dividends and Dividend Policy.

Executive summary

Highlights

Ciba Specialty Chemicals (the “Company”) experienced in 2004 generally favorable market conditions, particularly in certain areas of the world, and unfavorable currency effects from the continued weakening of the U.S. dollar against the Swiss franc and the euro. Organic growth during 2004 resulted in net sales, excluding those of businesses acquired during the year, matching 2003 levels in Swiss francs despite negative currency effects and increasing by 2 percent in local currencies.

During 2004, the Company completed the acquisition of Raisio Chemicals Oy in addition to a number of other minor acquisitions. Comments relating to acquisition effects throughout this Management’s Discussion and Analysis refer to these acquisitions in totality, other than where specifically indicated. Acquisitions contributed 6 percent to sales growth in 2004, mainly from Raisio Chemicals. Including acquisitions, net sales in 2004 of CHF 7 027 million increased over 2003 levels by 8 percent in local currencies and by 6 percent in Swiss francs.

The Company implemented in 2004 Project Shape, a restructuring program to assure that synergies resulting from the integration of Raisio Chemicals are achieved and to address the continuing shift in the textiles market to Asia. Project Shape will take until 2007 to complete and is expected to result in after tax charges totaling CHF 125 million, the reduction of approximately 950 positions worldwide and annualized after tax earnings improvement of approximately CHF 90 million, once fully implemented.

Operational review

The global economy regained momentum to varying degrees during 2004, therefore providing the Company with opportunities for further growth in certain markets. Geographically, solid sales growth was achieved in Asia, particularly in China and Japan. In the Americas, sales benefited from stronger demand, particularly for specialty applications in market sectors such as polymers, industrial and decorative coatings and transportation. Sales in European markets were mixed, with Continental European sales flat to slightly improved and U.K. sales declining from prior year levels. Additional sales from acquired companies, mainly Raisio Chemicals, contributed strongly to sales growth in 2004. The acquisition of Raisio Chemicals enables the Segment Water and Paper Treatment to expand its already broad product range into its existing core markets and strengthen its presence in the Nordic regions and in Asia.

Gross profit increased in absolute terms in 2004 to CHF 2 171 million from CHF 2 067 million last year, benefiting from higher sales volumes and productivity improvements resulting from higher capacity utilization. Despite higher volumes, underlying production costs, excluding acquisition effects, were stable. Gross profit margin for 2004 was 31 percent, the same as prior year. Selling, general and administrative expenses, while higher than 2003 levels due to acquisition effects, decreased as a percentage of net sales due to continued cost control efforts.

Under Project Shape, the Company will close its Clayton manufacturing facility in the U.K. in a phased shutdown until 2007 and transfer production capacity mostly to Asia. The program also involves the closure of several smaller production and administrative facilities, primarily from the former Raisio Chemicals, and various other rightsizing initiatives across the Company’s global production base. This will enable the Company to optimize regional productive capacities within growing markets, particularly in textile effects, and to further balance the currency impact between the location of sales and cost generation.

Operating income decreased to CHF 519 million from CHF 571 million in 2003. Operating income margin was also lower in 2004 at 7.4 percent of sales compared to 8.6 percent in 2003. These decreases were primarily attributable to the CHF 80 million of restructuring expenses incurred in 2004 in connection with Project Shape, in addition to the expensing of acquired in-process research and development costs of CHF 11 million resulting from the Raisio Chemicals acquisition.

Cash flow and balance sheet review

Cash flows from operating activities in 2004 were, as expected, substantially lower than 2003, which had benefited by CHF 229 million from reductions in inventories and receivables. During 2004, approximately CHF 46 million of cash outflows were attributable directly to specific events at Raisio Chemicals, consisting of the build up of current assets for two new plants in China, higher receivables following the cessation of factoring and seasonal cash flow patterns in the starch business. In addition, the Company had higher payments for taxes, interest and contributions to certain of its pension plans. These factors, together with a combined CHF 107 million of higher capital expenditures and lower proceeds from sales of assets, resulted in lower free cash flow of CHF 270 million compared to CHF 728 million in 2003.

Net cash flows from investing activities was an outflow of CHF 1 051 million in 2004, an increase in outflow of CHF 812 million from CHF 239 million last year. The increase primarily consisted of the cash paid for the acquisition of Raisio Chemicals. Capital expenditures increased by CHF 61 million to CHF 294 million in 2004 from CHF 233 million last year. Such expenditures remain focused primarily on productivity improvement projects and maintenance of existing capacity.

Net cash flows used in financing activities were CHF 304 million in 2004 primarily consisting of a further capital reduction payment to shareholders totaling CHF 197 million and treasury stock purchases, net of sales, of CHF 162 million.

Net debt increased by CHF 791 million to CHF 1 840 million in 2004, due primarily to the reduction in cash used for the Raisio Chemicals acquisition, the capital reduction payment to shareholders and treasury stock purchases. Of the Company’s CHF 3.5 billion of total debt, more than 80 percent has long-term maturity dates. In addition, the Company continues to maintain a strong cash balance in excess of CHF 1.6 billion.

The Board of Directors will propose at the Annual General Meeting of shareholders on March 3, 2005 that the 1.8 million shares that were purchased in 2004 in connection with the share buy-back program initiated in 2003, be cancelled; this proposal is subject to shareholder approval. In 2003 under this program, the Company purchased 1.3 million treasury shares. The shareholders approved the cancellation of these shares in 2004; consequently, the shares were cancelled.

Significant other events

As a result of a dispute, Vantico International SA (now owned by the Huntsman Group) had initiated arbitration proceedings against the Company. The dispute and related arbitration proceedings were settled during 2004 resulting in the release of previously established reserves totaling CHF 28 million, net of tax. During 2004, the Company released CHF 15 million of previously established reserves following the settlement of certain outstanding tax matters.

To streamline the Group structure, the Company in 2004 integrated the Home & Personal Care Segment into two other existing segments. In recent years, the Company has evaluated numerous potential acquisitions in the home and personal care market, however none met the Company’s strict criteria for strategic fit and return on investment. This left the segment with a lack of critical mass and the Company therefore decided to save the cost of the segment support structure. The segment information presented herein reflects the new segment structure and all current and prior period segment information has been restated accordingly.

To further streamline processes, the Company plans over the next few years to harmonize business processes and implement a company-wide, unified system structure with new software. The project is expected to take up to 4 years.

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

Note 1 to the Consolidated Financial Statements in Item 18 – Financial Statements describes the significant accounting policies and methods used in the preparation of the Company’s Consolidated Financial Statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

Impairment testing of property, plant and equipment, goodwill and other intangible assets

As discussed in Note 1, Summary of Significant Accounting Policies, in the Company’s Consolidated Financial Statements in Item 18 – Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.

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

For further discussion related to environmental matters, see Note 21 to Consolidated Financial Statements in Item 18 – Financial Statements and Item 4 – Information on the Company – Environmental Matters.

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

The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2004 and 2003, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in Note 18 to the Consolidated Financial Statements in Item 18 – Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

Income taxes

Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between the book and tax bases of assets and liabilities, as well as the effects of tax losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carryforwards, levels of expected future taxable income and available tax planning strategies.

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

Financial review

Total sales higher, comparable sales also higher in local currencies and stable in Swiss francs

Sales increased by 6 percent overall to CHF 7 027 million including acquisition effects. Comparable sales excluding acquisition effects increased by 2 percent in local currencies and were stable in Swiss francs. Sales development in 2004 compared to 2003 resulted from the following factors :

Consolidated sales development	2004 compared to 2003
Volume/product mix	5%
Price	(3)%
Currency	(2)%
Total in Swiss francs excluding acquisitions	0%
Acquisitions	6%
Total in Swiss francs	6%

Market conditions mostly improved in 2004 across the majority of the Company’s core businesses, as an overall more favorable economic environment led to a pick-up in industry activity and underlying demand levels. Consequently, higher sales volumes resulted in most segments reporting higher sales in local currencies. The ongoing impact of a strongly competitive sales environment particularly in the first half of the year resulted in further downward pressure on selling prices. However, the Company was successful in abating this trend in the second semester. These factors, in addition to adverse currency development and a slightly weakening sales trend in the last quarter resulted in stable sales in Swiss francs, excluding acquisition effects.

In Europe, the major economies failed to gain momentum in 2004, particularly in the second half of the year, which was characterized by generally weak business months towards the year-end. Conditions were more favorable across the NAFTA regions, where good sales development in the U.S. was generally in keeping with an improved economic environment. Consequently sales increased in local currency. Further economic growth in Asia enabled another good performance in the region.

Sales levels were adversely impacted by the continued appreciation of the Swiss franc against the U.S. dollar in particular. This was partially offset by the strengthening of the euro and the British pound against the Swiss franc. Volume gains compensated for further price erosion resulting from the strongly competitive sales environment. As a result, comparable sales were 2 percent higher in local currencies and were stable in Swiss francs. Sales including acquisition effects were 6 percent higher than prior year in Swiss francs.

Sales in local currencies excluding acquisition effects were lower in Europe. However the appreciation of the euro resulted in slightly higher sales in Swiss francs. Most major sales territories experienced slow market conditions to varying degrees, although both Germany and France posted slight increases in local currencies. Sales including acquisition effects were higher in all major territories, with the exception of the U.K., where sales declined after a difficult year across the major businesses. In the Americas, sales in the U.S. increased in local currency but were lower in Swiss francs, both excluding and including acquisition effects. Sales in South America were well ahead in local currencies and to a lesser extent in Swiss francs. In Asia Pacific, sales again increased in local currencies and to a lesser extent also in Swiss francs. Region China again achieved double-digit growth in local currencies, and Japan also reported strong sales increases in both local currency and in Swiss francs.

Geographic sales distribution	2004	2003
Europe	44%	41%
Americas(1)	29%	31%
Asia Pacific(2)	27%	28%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Gross profit benefits from sales growth and acquisition effects

In absolute terms gross profit levels increased by 5 percent to CHF 2 171 million but decreased to 30.9 percent of sales compared to 31.1 percent in prior year. The increase in absolute terms resulted from sales volume gains and positive acquisition effects that offset both selling price reductions and adverse currency impact. Higher sales volumes in turn generated productivity improvements leading to lower levels of unabsorbed fixed costs that combined with further savings in base production costs to positively affect margins. Raw material costs were relatively stable overall but showed an increasing trend towards year-end. Gross margins however decreased slightly as a percentage of sales, mainly due to the effect of relatively higher variable to total cost ratio of Raisio Chemicals that was partially offset in operating income.

Selling, general and administrative costs increase; lower in sales terms

Selling, general and administrative expenses in Swiss francs increased by CHF 42 million to CHF 1 227 million in 2004, an increase of 3 percent from CHF 1 185 million last year. This was mainly due to acquisition effects. However as a percentage of sales selling, general and administrative expenses decreased to 17.4 percent of sales in 2004 from 17.8 percent in 2003, partially due to the relatively lower fixed to total cost structure of Raisio Chemicals. Underlying costs on a comparable basis were stable.

Investment in research and development sustained

Research and development expenses as a percentage of sales were 4.1 percent in 2004, a slight decrease from 4.2 percent last year. In absolute terms, research and development expenses increased slightly by CHF 7 million to CHF 288 million in 2004 from CHF 281 million in 2003.

The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

Operating income and EBITDA lower due to acquisition and restructuring effects

	2004	2003
Operating income	519	571
EBITDA	913	937
Operating income margin	7.4%	8.6%
EBITDA margin	13.0%	14.1%
2004 compared to 2003
Operating income	(9)%	(28)%
EBITDA	(3)%	(20)%

Operating income decreased by 9 percent to CHF 519 million in 2004 from CHF 571 million in 2003. Expressed as a percentage of sales, operating income fell to 7.4 percent in 2004 from 8.6 percent in the prior year. Despite higher sales volumes and positive acquisition effects that helped offset price erosion and adverse currency development, operating income decreased due to restructuring charges totaling CHF 80 million incurred in connection with Project Shape and special charges totaling CHF 11 million consisting of the expensing of the fair value of acquired in-process research and development activities in connection with the acquisition of Raisio Chemicals. Without these items, in 2004 operating income would have been CHF 610 million, or 8.7 percent of sales. See Note 23 to Consolidated Financial Statements in Item 18 – Financial Statements.

As a result of the decline in operating income as described above, EBITDA in 2004 decreased to CHF 913 million, a decrease of CHF 24 million from CHF 937 million in the prior year. Currency adjusted EBITDA increased by CHF 29 million from 2003. EBITDA margin decreased to 13.0 percent of sales in 2004 from 14.1 percent in 2003.

Segments results

Plastic Additives results

Sales increased to CHF 1 895 million in 2004 or by 4 percent in Swiss francs and by 7 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

Sales development	2004 compared to 2003
Volume/product mix	9%
Price	(2)%
Currency	(3)%
Total in Swiss francs	4%

Sales development across the Segment was generally positive both in local currencies and to a lesser extent in Swiss francs. In base polymers an upturn in the final quarter of the year helped to offset an intentional reduction in low-margin businesses.

Strong sales growth was achieved in polymer products, with all core markets performing well. Process and lubricant additives sales were well above prior year levels, with good market conditions evident across all major territories. Home and personal care sales were significantly higher, with new product launches in colors and stabilization applications and further gains in UV absorbers as the main growth drivers. The effect on sales of ongoing downward pressure on selling prices was fully offset by increased sales volume.

Geographically, sales in Europe increased in Swiss francs and to a lesser extent in local currencies. Sales performance was mixed, with a good result in Germany contrasting more sluggish conditions elsewhere across the region. In the Americas, sales levels increased in both Swiss francs and in local currencies. Sales levels rebounded in the U.S. benefiting from the gradual economic recovery there, and were much higher in local currency and to a lesser extent in Swiss francs. Sales in South America were higher in both local currencies and Swiss francs. Further sales growth was also achieved in Asia Pacific, with China and Japan again achieving excellent results in both local currencies and in Swiss francs. Sales development in local currencies was generally positive across the remainder of the region, and to a lesser extent also in Swiss francs.

Operating income and EBITDA	2004	2003
Operating Income:
Absolute in CHF	224	165
As a percentage of sales (operating income margin)	11.9%	9.1%
EBITDA:
Absolute in CHF	319	265
As a percentage of sales (EBITDA margin)	16.8%	14.6%

Operating income and EBITDA increased both in absolute terms and as a percentage of sales. Despite an increase in raw material costs in the latter part of the year, gross margins improved due to the combined effects of positive sales volume mix development and also productivity gains that resulted from higher plant utilization levels. Selling, general and administration expenses were higher, both in local currencies and to a lesser extent in Swiss francs. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

Asset management	2004	2003
Net current operating assets:
Absolute in CHF	393	362
As a percentage of sales	21%	20%
Capital expenditures in CHF	76	64
Invested capital in CHF	1 322	1 247
Total assets in CHF	1 604	1 514

Net operating assets increased from 2003 levels. This was due to higher levels of receivables and inventories, both in absolute terms and as a percentage of sales. Payable levels were higher than prior year levels. Capital expenditures were mainly focused on debottlenecking and productivity improvement programs, and were well below the level of depreciation. Both invested capital and total assets increased slightly over prior year.

Coating Effects results

Sales in Swiss francs increased to CHF 1 818 million in 2004 or by 1 percent and increased by 3 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

Sales development	2004 compared to 2003
Volume/product mix	6%
Price	(3)%
Currency	(2)%
Total in Swiss francs	1%

Strong volume gains across most of the Segment’s key businesses contributed to overall sales growth in both Swiss francs and in local currencies. In the coatings business, sales increased in both Swiss francs and in local currencies, benefiting from strong demand for new product applications in the industrial and decorative coating markets, coupled with higher sales in the transportation market despite downward pressure on automobile sales. The Segment again managed to increase sales into the highly competitive plastics market and also posted higher sales in electronic materials due to further gains in the fast-growing displays sector, although demand slowed in the latter part of the year. Sales of Optical Information Storage products deteriorated throughout the year due principally to overcapacity in the CD-R market. The imaging and inks business continued to experience tougher conditions particularly in the publications market, although this was partially offset by a positive mix effect resulting from sales of higher margin pigments in packaging.

Geographically, in Europe sales levels were stable in Swiss francs and were slightly lower in local currencies. Of the major sales regions, France and Italy delivered positive sales growth both in local currencies and in Swiss francs, as did Germany to a lesser extent. This was contrasted by a difficult year in the U.K. where sales decreased markedly both in Swiss francs and in local currency. In the Americas in general and in the USA in particular, sales levels increased in local currencies but were lower in Swiss francs. Sales in Central and South America increased both in local currencies and in Swiss francs. Asia Pacific sales grew in local currencies and to a lesser extent in Swiss francs, enabled by an excellent result in Japan. Sales in Region China were stable in local currencies, but decreased in Swiss francs. Of the remaining sales territories in the region, growth was generally positive in local currencies and to a lesser extent in Swiss francs.

Operating income and EBITDA	2004	2003
Operating Income:
Absolute in CHF	291	300
As a percentage of sales (operating income margin)	16.0%	16.6%
EBITDA:
Absolute in CHF	394	397
As a percentage of sales (EBITDA margin)	21.7%	22.0%

Operating income and EBITDA decreased both in absolute terms and as a percentage of sales. Margins deteriorated due to sales price erosion, higher production costs that resulted mainly from higher personnel costs, and adverse currency development. These were partially offset by positive volume mix gains and lower residual capacity costs resulting from increased capacity utilization. Selling, general and administrative costs increased due to higher personnel costs. Investment in research and development was approximately 6 percent of sales.

Asset management	2004	2003
Net current operating assets:
Absolute in CHF	501	520
As a percentage of sales	28%	29%
Capital expenditures in CHF	82	79
Invested capital in CHF	1 853	1 773
Total assets in CHF	2 100	2 020

Net operating assets decreased from prior year levels. Both receivables and inventory levels were lower, in absolute terms as well as in percentage of sales. Payable levels were higher than in prior year. Capital expenditures increased slightly; these remain focused primarily on enhancement of existing capacity and were below the level of depreciation. Both invested capital and total assets increased slightly.

Water & Paper Treatment results

Sales increased to CHF 2 014 million in 2004 or by 25 percent in Swiss francs and by 27 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

Sales development	2004 compared to 2003
Volume/product mix	6%
Price	(4)%
Currency	(2)%
Total in Swiss francs before acquisitions	0%
Acquisitions	25%
Total in Swiss francs	25%

The acquisition effect of Raisio Chemicals is included from June 1, 2004; all comments regarding sales that follow are on a comparable basis with 2003 thereby excluding acquisition effects other than where specifically indicated.

Sales in water treatments exceeded prior year levels both in Swiss francs and in local currencies, driven by good performances across most major markets despite further competitive downward pressure on selling prices in the sector. Business line paper reported sales growth in local currencies with most markets outperforming the prior year, although sales remained stable in Swiss francs. Sales in detergents and hygiene suffered from the adverse competitive impact of the weak U.S. dollar, especially in whiteners, resulting in sales decreases both in local currencies and in Swiss francs.

Geographically, sales in Europe increased in Swiss francs and were stable in local currencies. Germany achieved sales growth in both Swiss francs and local currency, benefiting from slightly improved economic conditions. Performance was more muted across the remainder of the region amid tighter markets. In the Americas, sales increases in local currencies were achieved in all regions to varying degrees. Sales in the U.S. were slightly higher than prior year in local currency, but were much lower in Swiss francs. Canada posted growth in both local currency and in Swiss francs, while Central America delivered sales growth in local currencies but sales were stable in Swiss francs. Sales increased in Asia Pacific, particularly in Region China where sales were once again well ahead in both Swiss francs and in local currency, augmented by another good performance in Africa and Middle East where sales increased in both local currency and in Swiss francs.

Including acquisition effects, sales development was positive across all regions in both local currencies and to a lesser extent in Swiss francs.

Operating income and EBITDA	2004	2003
Operating Income:
Absolute in CHF	126	130
As a percentage of sales (operating income margin)	6.3%	8.1%
EBITDA:
Absolute in CHF	257	233
As a percentage of sales (EBITDA margin)	12.7%	14.4%

Operating income decreased both in absolute terms and as a percentage of sales. EBITDA increased in absolute terms but decreased as a percentage of sales. Gross profit was higher in absolute terms, benefiting from higher capacity utilization levels in addition to favorable acquisition and volume mix gains that compensated for sales price reductions and higher costs for raw materials. Gross margins overall however decreased as a percentage of sales due to relatively higher variable to total cost ratio of Raisio Chemicals’ sales. Selling, general and administrative costs were much higher in both Swiss francs and in local currencies, chiefly due to acquisition effects, leading to a further reduction in net margins. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2004	2003
Net current operating assets:
Absolute in CHF	458	346
As a percentage of sales	23%	21%
Capital expenditures in CHF	81	55
Invested capital in CHF	3 184	2 432
Total assets in CHF	3 528	2 661

The Segment’s operating assets were higher than prior year levels both in absolute and intensity terms. Both inventories and receivables increased in both absolute and intensity terms. The increase in intensities was mostly due to acquisition effects that did not include a full year’s sales. Payables were higher than in prior year. Capital expenditures increased from prior year but were well below depreciation expense and were again targeted primarily on productivity improvement projects. These factors led to an overall increase in both invested capital and total assets.

Textile Effects results

Sales decreased to CHF 1 300 million in 2004 or by 7 percent in Swiss francs and by 5 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

Sales development	2004 compared to 2003
Volume/product mix	(2)%
Price	(3)%
Currency	(2)%
Total in Swiss francs	(7)%

The textiles market remained difficult in 2004 and continues to present the Segment with many challenges. Textile dyes sales were lower both in local currencies and in Swiss francs, characterized by heavy competitive pressures and slow core markets. Sales in textile chemicals were stable in local currencies, where most key markets held up reasonably well, notably sizing and pretreatments.

Geographically, sales in Europe decreased from prior year levels both in Swiss francs and in local currencies. All major sales territories suffered sales declines in local currencies, particularly in the second half of the year, with the exception of Turkey where sales increased both in local currencies and in Swiss francs. In the Americas, sales declined in Swiss francs and in local currencies across all regions. In the Asia Pacific region, sales remained stable in local currencies but were lower in Swiss francs. A strong result in both China and in India in local currencies and to a lesser extent in Swiss francs helped to offset sales declines across the remainder of the region.

Operating income and EBITDA	2004	2003
Operating Income:
Absolute in CHF	61	69
As a percentage of sales (operating income margin)	4.7%	4.9%
EBITDA:
Absolute in CHF	117	129
As a percentage of sales (EBITDA margin)	9.0%	9.2%

Operating income and EBITDA decreased in both absolute terms and as a percentage of sales, mainly due to the difficult sales environment. The Segment again managed to partially mitigate this effect through further cost reductions in the production area combined with lower raw material costs. Selling, general and administrative costs were also lower in Swiss francs and in local currencies compared to the prior year. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2004	2003
Net current operating assets:
Absolute in CHF	393	439
As a percentage of sales	30%	31%
Capital expenditures in CHF	35	29
Invested capital in CHF	1 162	1 115
Total assets in CHF	1 365	1 304

The Segment managed to reduce net operating assets below prior year levels. Both receivables and inventory levels decreased in absolute terms and were stable in intensity terms compared to prior year. Payable levels were higher than last year. Capital expenditures increased slightly from last year, but remain well below depreciation expense for the period. Both invested capital and total assets increased slightly.

Consolidated balance sheets

Selected balance sheet data as of December 31,	2004	2003
Cash and cash equivalents and short-term investments	1 636	2 397
Total assets	11 006	11 098
Total shareholders’ equity	4 151	4 245

Cash and cash equivalents and short-term investments decreased by CHF 761 million from 2003 to 2004 primarily due to cash used for acquisitions. Totals assets were slightly lower than prior year levels. The Company continues to target further reductions in its operating assets base but the same levels of reductions as in 2003 could not be achieved, which was partially due to higher sales and resulting production activities. Proposed investments in additional production capacity continue to be carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company also continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

The remaining asset reduction resulted from the change between December 31, 2003 and 2004 in year-end currency exchange rates, which are used to translate the Company’s various non-Swiss franc denominated balance sheet items located around the world into Swiss francs. During 2004, the U.S. dollar depreciated by a further 8 percent and the Chinese renminbi by 8 percent from prior year against the Swiss franc.

Liquidity and capital resources

In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. Management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

Treasury management

The international financial markets remained volatile in 2004. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in interest rates as well as the continued weakening of the U.S. dollar against the Swiss franc, and the further strengthening of the euro against the U.S. dollar.

As a consequence of the improving economic recovery especially in the U.S. and receding political instability in 2004, global interest rates started to rise during 2004. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to keep the average cost of its total borrowings almost constant at 4.03 percent in 2004 compared to 3.84 percent in 2003. The Company’s net interest cost, which is interest expense less interest income, was stable at CHF 108 million in 2004 as for 2003.

During 2004, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.32 to a low of approximately CHF 1.13. The Swiss franc balance sheet year-end rate was at CHF 1.15 against the U.S. dollar in 2004 versus CHF 1.25 at the end of 2003. During 2004, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.59 to a low of approximately CHF 1.50. At the end of 2004, the Swiss franc was at a level of CHF 1.54 against the euro versus CHF 1.56 at the end of 2003.

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

In 2004, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 39 million, an increase of CHF 15 million from CHF 24 million in 2003. The increase in 2004 is mainly due to the fact that in 2003, the Company sold its remaining shares in Hexcel Corporation realizing a CHF 16 million gain. Otherwise, other financial expenses, net were relatively stable between the two periods.

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

For further information see Note 9 to Consolidated Financial Statements and Item 11 - Quantitative and Qualitative Disclosures About Market Risks.

Throughout 2004, the Company continued to maintain its long-term debt ratings of ‘A’ from Standard & Poor’s and of ‘A2’ from Moody’s. In management’s opinion, based on the Company’s current financial position, its credit protection ratios are strong for its rating category. Consequently, management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required.

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

For further information on capital resources available to the Company, see Notes 12 and 13 to Consolidated Financial Statements in Item 18 – Financial Statements.

Net debt

The table below shows the components of net debt at December 31, 2004 and 2003:

Net debt	2004	2003
Short-term debt	559	259
Long-term debt	2 917	3 187
Total debt	3 476	3 446
Less: cash and cash equivalents	(1 614)	(2 386)
Less: short-term investments	(22)	(11)
Net debt	1 840	1 049

The Company maintains short-term debt facilities, including commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements, which are described in Note 12 to the Consolidated Financial Statements in Item 18 – Financial Statements.

The Company’s long-term debt in 2004 and 2003 consisted primarily of Euro Medium-Term Notes (EMTN Program) and straight bonds, which are described in Note 13 to the Consolidated Financial Statements in Item 18 – Financial Statements. The current portion of long-term debt totaled CHF 258 million at December 31, 2004 and CHF 1 million at December 31, 2003.

Net debt levels increased by CHF 791 million in 2004 due to a number of factors, being mainly the cash used to fund the acquisition of Raisio Chemicals, totaling CHF 662 million. Also, the Company made a capital reduction payment of CHF 197 million in 2004. The Company also used a total of CHF 162 million to purchase treasury stock. These uses of cash were partially offset by cash flows from operating activities totaling CHF 631 million.

Long-term debt levels, including current portion, were similar to prior year levels. See Note 13 to Consolidated Financial Statements in Item 18 – Financial Statements.

The Company’s commercial paper program is uncommitted and the availability of future funds thereunder depends to a large extent on market conditions. The Company may, if and when it is economically advantageous, issue new debt.

Cash flows

The net decrease in cash and cash equivalents of CHF 772 million from December 31, 2003 to December 31, 2004 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

Cash flows from operating activities	2004	2003
Net income	311	344
Deduct net income form discontinued operatons, net of tax	(28)	0
Depreciation and amortization	394	366
Net change in operating assets and liabilities	(226)	302
Other, net	180	21
Net cash provided by operating activities	631	1 033

Cash flows provided by operating activities of CHF 631 million did not reach the same high levels of recent years, which was partially due to higher working capital requirements necessary to fund higher sales volumes. Also in 2004, the Company had higher cash payments for interest, taxes and pensions that together resulted in an adverse development of CHF 144 million compared to the prior year. Together, these factors contributed to the decline in operating cash flows.

The Company continues to prioritize cash flow generation and is satisfied that operating cash flow levels are sufficient to satisfy both short-term and mid-term funding requirements.

Cash flows from investing activities	2004	2003
Capital expenditures	(294)	(233)
Sale (acquisition) of businesses, net of cash	(810)	(71)
Proceeds from sale of assets and changes in loans and other long- term assets	53	65
Cash flows used in investing activities, discontinued operations	0	0
Net cash used in investing activities	(1 051)	(239)

Net cash used in acquisition and divestment activities in 2004 consisted primarily of the cash used for the acquisition of Raisio Chemicals, of CHF 662 million. In addition, the Company completed a number of other minor acquisitions during 2004 for an aggregate consideration of CHF 91 million. Also included in cash flows from investing activities in 2004 was the receipt of a long-term note receivable of CHF 42 million in connection with the sale in 2000 of the Company’s investment in Hexcel Corporation.

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

Cash flows from financing activities	2004	2003
Increase (decrease) in short-term and long-term debt, net	55	(394)
Dividends paid	0	0
Capital reduction paid	(197)	(206)
Treasury stock transactions and other	(162)	(142)
Net cash flows (used in) provided by financing activities	(304)	(742)

For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and Notes 12 and 13 to Consolidated Financial Statements in Item 18 – Financial Statements.

At the Company’s Annual General Meeting on February 26, 2004, the shareholders approved the Board of Directors’ proposal for a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 6 per share to CHF 3 per share. The Company paid the capital reduction on May 14, 2004, which totaled CHF 197 million.

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

In connection with its share buy-back program initiated in 2004, the Company purchased 1.8 million treasury shares in 2004 for CHF 157 million. The Board of Directors will propose at the Annual General Meeting of shareholders on March 3, 2005 that these shares be cancelled; this proposal is subject to shareholder approval. In 2003 in connection with the share buy-back program, the Company purchased 1.3 million treasury shares for CHF 117 million. The shareholders approved the cancellation of these shares at the Company’s Annual General Meeting on February 26, 2004; consequently, the shares were cancelled on May 7, 2004. For further details, refer to Note 16 to Consolidated Financial Statements in Item 18 – Financial Statements.

Free cash flow	2004	2003
Net cash from continuing operations	631	1 033
Add: restructuring payments	11	0
Less: net cash used in investing activities	(1 051)	(239)
Add: (sale) acquisition of businesses, net of cash	810	71
Less: dividends(1)	(131)	(137)
Free cash flow	270	728

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount (see the Operational Review section of this Management’s Discussion and Analysis above).

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

Free cash flow was lower by CHF 458 million in 2004 compared to prior year. This was mainly due to lower cash from operating activities in 2004, as the Company’s investment in working capital increased due to sales growth.

Long-term obligations, commitments and contingencies

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2004, various long-term obligations that will become due in 2005 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2004, the Company’s current estimate of their annual maturities.

Payments by year, as from December 31, 2004

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt, including current(i)	3 129	258	8	1 311	1 552
Long-term obligations, including current portion(ii)	1 366	87	158	159	962
Raw material purchase commitments	402	226	176	—	—
Fixed assets and other purchase commitments	375	156	161	48	10
Lease commitments	128	41	41	21	25
Total	5 400	768	544	1 539	2 549

(i)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 13 to Consolidated Financial Statements in Item 18 – Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(ii)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2004. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in Note 21 to Consolidated Financial Statements in Item 18 – Financial Statements.

In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2004, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 12 million expire in 2005 and CHF 5 million thereafter.

Effective income tax rate

The Company reported an effective income tax rate of 23 percent in 2004, an increase of 6 percent compared to 17 percent reported in 2003. The 2004 rate is reduced by 4 percent due to a non-recurring release of previously established tax reserves following the settlement during 2004 of certain outstanding tax matters. The 2003 effective income tax rate of 17 percent had been reduced by 10 percent from different non-recurring releases of previously established tax reserves, consisting principally of 9 percent resulting from the settlement in 2003 of a dispute with Novartis. Excluding the effects of these different non-recurring events, the Company’s 2004 and 2003 effective income tax rates would have each been 27 percent. See Note 14 to Consolidated Financial Statements in Item 18 — Financial Statements.

Year in review – 2003 compared to 2002

Results of operations	2003	2002
Net sales	6 646	7 085
Gross profit	2 067	2 356
Operating income	571	788
Income from continuing operations	360	406
Income from discontinued operations, net of tax	0	0
Cumulative effect of change in accounting principles	(16)	0
Net income	344	406
Earnings per share, basic and diluted
Continuing operations	5.26	5.92
Discontinued operations	0.00	0.00
Cumulative effect of change in accounting principles	(0.23)	0.00
Net income per share	5.03	5.92
Other data
Depreciation and amortization of other intangible assets	366	385
EBITDA (1)	937	1 173
Net cash provided by operating activities	1 033	1 038
Free cash flow (1)	728	683
Net debt (1)	1 049	1 463
Shareholders’ equity at year end	4 245	4 354
Dividend per share (2)	0.00	0.00
Capital reduction per share (2)	3.00	3.00
Key performance ratios
Net sales development	(6)%	(4)%
Net sales development in local currencies	0%	3%
Expressed as a percentage of sales:
Gross profit	31.1%	33.3%
Operating income	8.6%	11.1%
Income from continuing operations	5.4%	5.7%
Net income	5.2%	5.7%
EBITDA	14.1%	16.6%

(1)	EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	The per share amounts presented above reflect that no dividends were paid in 2004, based on 2003 results, nor in 2003, based on 2002 results, as well as the capital reductions approved by the Company’s shareholders in 2004, based on 2003 results, and in 2003, based on 2002 results.

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

Operational review - Sales stable in local currencies despite adverse environment, profitability declines

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

Cash flow review – Strong operating cash flow enables further strengthening of balance sheet

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

Geographic sales distribution	2003	2002
Europe	41%	38%
Americas(1)	31%	35%
Asia Pacific(2)	28%	27%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

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

The Company has historically invested approximately 4 percent of sales in research and development activities.

Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

	2003	2002
Operating income	571	788
EBITDA	937	1 173
Operating income margin	8.6%	11.1%
EBITDA margin	14.1%	16.6%
2003 compared to 2002
Operating income	(28)%	4%
EBITDA	(20)%	(5)%

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

Segments results

During 2004, the Company integrated the Home & Personal Care Segment into two other existing segments. Accordingly, the following 2003 compared to 2002 segment information has been restated to reflect the new segment structure.

Plastic Additives results

Sales decreased to CHF 1 822 million in 2003 or by 4 percent in Swiss francs and increased by 2 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002
Volume/product mix	4%
Price	(2)%
Currency	(6)%
Total in Swiss francs	(4)%

Sales increased slightly in local currencies driven by a solid performance in Polymer products, despite ongoing competitive price pressures as a result of the weak U.S. dollar. Base polymers sales decreased marginally in local currencies with the major market areas generally sluggish. Sales in process and lubricant additives increased slightly in local currencies despite customer inventory reductions affecting sales in the fourth quarter. Sales decreased, however, in Swiss francs. Sales in home and personal care were boosted by strong sales of UV absorbers. The Segment continues to experience strong price pressures, and price concessions were necessary to maintain the Segment’s competitive position. The Segment was successful, however, in slowing this trend during the second half of 2003.

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

Operating income and EBITDA	2003	2002
Operating Income:
Absolute in CHF	165	226
As a percentage of sales (operating income margin)	9.1%	11.9%
EBITDA:
Absolute in CHF	265	332
As a percentage of sales (EBITDA margin)	14.6%	17.5%

Operating income and EBITDA decreased primarily due to lower sales and a strongly adverse currency impact. Operating expenses remained at prior year levels in local currencies and were lower in Swiss francs, although idle capacity costs increased due to both start-ups of additional capacity and temporary plant shutdowns for inventory reduction purposes. These higher idle capacity costs coupled with raw material price increases and adverse sales price development resulted in lower gross profit levels. Selling, general and administration expenses were lower both in Swiss francs and in local currencies. The Segment maintained its investment level in research and development activities at approximately 6 percent of sales.

Asset management	2003	2002
Net current operating assets:
Absolute in CHF	362	409
As a percentage of sales	20%	22%
Capital expenditures in CHF	64	94
Invested capital in CHF	1 247	1 352
Total assets in CHF	1 514	1 626

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

Operating income and EBITDA	2003	2002
Operating Income:
Absolute in CHF	300	341
As a percentage of sales (operating income margin)	16.6%	17.7%
EBITDA:
Absolute in CHF	397	440
As a percentage of sales (EBITDA margin)	22.0%	22.9%

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

Water & Paper Treatment results

Sales decreased to CHF 1 616 million in 2003 or by 6 percent in Swiss francs, but increased by 1 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002
Volume/product mix	3%
Price	(2)%
Currency	(7)%
Total in Swiss francs	(6)%

Water Treatment sales increased in local currencies, but were lower in Swiss francs. Solid performances in local currencies were achieved across the Segment’s main market sectors, although the impact of competitive pricing pressure continues to negatively affect sales performance. Sales levels in the paper business overall were below prior year levels in local currencies and in Swiss francs, although good results were achieved in the paper coloration and water management sectors. Sales levels in detergents and hygiene were below prior year in both Swiss francs and in local currency.

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

Operating income and EBITDA	2003	2002
Operating Income:
Absolute in CHF	130	173
As a percentage of sales (operating income margin)	8.1%	10.1%
EBITDA:
Absolute in CHF	233	282
As a percentage of sales (EBITDA margin)	14.4%	16.4%

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

Asset management	2003	2002
Net current operating assets:
Absolute in CHF	346	397
As a percentage of sales	21%	23%
Capital expenditures in CHF	55	45
Invested capital in CHF	2 432	2 607
Total assets in CHF	2 661	2 829

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

The Segment continued to experience a weak textile dyes market subject to fierce competitive activity from both traditional and non-traditional suppliers. Sales levels were well below prior year both in local currencies and in Swiss francs. In the pad and printing dyes sector, gains in the ink jet and printing businesses were offset by lower sales in reactive dyes where market conditions remain sluggish. In the textile chemicals markets, sales levels were higher in local currencies, but were lower in Swiss francs. Continuing the trend of prior year, the Segment again posted a strong result in effects chemicals, where demand for its innovative oil and water repellant products remains strong.

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

Operating income and EBITDA	2003	2002
Operating Income:
Absolute in CHF	69	142
As a percentage of sales (operating income margin)	4.9%	9.2%
EBITDA:
Absolute in CHF	129	208
As a percentage of sales (EBITDA margin)	9.2%	13.5%

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

In 2003, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 24 million, a decrease of CHF 81 million, compared CHF 105 million in 2002. Of this decrease, CHF 59 million resulted from the Company’s investment in Hexcel Corporation (“Hexcel”). In 2002, the Company recorded a CHF 38 million expense for the unrealized loss on this investment that was deemed to be other than temporary. In 2003, however, the market value of Hexcel improved significantly and the Company sold its remaining shares in Hexcel, realizing a CHF 16 million gain.

Cash flows

Cash flows from operating activities	2003	2002
Net income	344	406
Depreciation and amortization	366	385
Net change in operating assets and liabilities	302	8
Other, net	21	239
Net cash provided by operating activities	1 033	1 038

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

Cash flows from investing activities	2003	2002
Capital expenditures	(233)	(250)
Sale (acquisition) of businesses, net of cash	(71)	(116)
Proceeds from sale of assets and changes in loans and other long-term assets	65	17
Net cash used in investing activities	(239)	(349)

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

Cash flows from financing activities	2003	2002
Increase (decrease) in short-term and long-term debt, net	(394)	4
Dividends paid	0	(134)
Capital reduction paid	(206)	(69)
Treasury stock transactions and other	(142)	343
Net cash flows provided by (used in) financing activities	(742)	144

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

In connection with its share buy-back program initiated in 2003, the Company purchased 1.3 million treasury shares for CHF 117 million.

Free cash flow	2003	2002
Net cash from continuing operations	1 033	1 038
Add: restructuring payments	0	12
Less: net cash used in investing activities	(239)	(349)
Add: (sale) acquisition of businesses, net of cash	71	116
Less: dividends(1)	(137)	(134)
Free cash flow	728	683

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount.

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

Effective income tax rate

The Company reported an effective income tax rate of 17 percent in 2003, a reduction of 10 percent compared to 27 percent reported in 2002. Substantially all of this reduction in the effective tax rate is due to the occurrence in 2003 of a non-recurring event. In their past tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities had made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management was of the opinion that the total liability owed resulting from this adjustment was the responsibility of Novartis. This opinion was disputed by Novartis and, in 2001, it initiated arbitration proceedings against the Company in relation to this matter. This dispute was settled in 2003, resulting in the release by the Company of CHF 39 million of previously established tax reserves. This event reduced the Company’s effective income tax rate by 9 percent; 10 percent when combined with another reserve release. Consequently, for comparability with 2002, the Company’s effective income tax rate in 2003 without these events would have been 27 percent instead of the 17 percent effective tax rate reported.

Change in accounting policy and new accounting standards

There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2004 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2004 that were not required to be adopted during 2004, but will require adoption in 2005 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future. See Note 1 to Consolidated Financial Statements in Item 18 – Financial Statements.

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 21 to Consolidated Financial Statements in Item 18 – Financial Statements and Item 4. — Information on the Company — Property, Plant and Equipment; Manufacturing — Environmental Matters.

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

More importantly, the Company operates in a multinational environment and competes with companies in different countries. In some of these countries, very significant differences in accounting exist with regard to depreciation as some companies with which the Company competes calculate and report their depreciation expense based on tax considerations. As a result, it is very difficult to meaningfully compare operating income data of such competitors in other countries with that of the Company. In order to adequately evaluate the Company’s performance in the markets as well as to compare and benchmark performance with that of the Company’s competitors, EBITDA was determined to be a key performance measure because it eliminates the above-described major differences.

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

Currency exchange rates

Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in Note 2 to Consolidated Financial Statements.

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

Operating Income Margin is operating income expressed as a percentage of net sales

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

Item 6. Directors, Senior Management and Employees

Corporate Governance

Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of SWX Swiss Exchange. An overview of major differences between the Swiss and the U.S. corporate governance practices can be found at: http://www.cibasc.com/investors

The Board of Directors and its Committees
The Board of Directors of Ciba Specialty Chemicals (“Board”) defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee [DCG 3.6]. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities and initiates required activities.

The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years to allow for a staggered board [DCG 3.4.1]; a re-election is possible [DCG 3.4.1]. For an overview of the individual election terms, see the table on the next page [DCG 3.4.2]. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

-	a Lead Director (to complement the Chairman of the Board) entitled to convene on his own and chair meetings of the Board; in addition the Lead Director chairs the Compensation Committee; based on interviews with other Board members, he prepares a review of the Chairman. He may act as a liaison between the Board and the Chairman in delicate matters

-	broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

-	independence of Board Members who are all non-executives of the Company, with the exception of the Chairman

-	independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving on the Human Resources and Nomination and the Finance Committees

-	having Audit Committee Members who are all non-executives with significant expertise particularly in the area of finance

-	having Compensation Committee Members who are non-executives with broad practical experience in the area of employee and executive compensation

-	an annual self-assessment of the Board

-	receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management [DCG 3.7].

Topics of the Board in 2004
Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting of the Shareholders, the Board put particular emphasis for the financial year 2004 on the following topics: group business strategy, M&A, IT and ERP strategy, and an assessment of Internal Audit.

Board Committees [DCG 3.5]
Four standing Board Committees in the areas of audit, finance, compensation and human resources/nomination provide guidance and support to the full Board:

Audit Committee
Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints, the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com/ - About Us – Corporate Governance). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F.

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

Compensation Committee
Mission: Develops, recommends and reviews the group compensation principles in accordance with the overall Company objectives. Proposes compensation of the Members of the Board and of the Executive Committee to the full Board for approval [DCG 5.1]. The Lead Director is the chairman of the Compensation Committee.

Human Resources and Nomination Committee
Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the AGM and prepares a selection of candidates in accordance with these criteria. In addition, the Human Resources and Nomination Committee recommends and reviews the objectives and principles of the human resource policy and its implementation. The Chairman of the Board is the chairman of the Human Resources and Nomination Committee.

Members of the Board [DCG 3, 3.1, 3.2, 3.4.2]
The Members of the Board are as follows:

			Year
	Date of		appointed	Year term	Significant positions and political mandates
Name	Birth	Nationality	to Board	expires	outside the Company [DCG 3.2.a/b/c]
Armin Meyer Chairman and CEO	July 25, 1949	Swiss	1997	2008	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member Foundation Board IMD – International Institute for Management Development, Lausanne
Kurt Feller Vice Chairman, Lead Director	August 31, 1937	Swiss	1999	2007	Chairman of the Board of Directors,
Rieter Holding Ltd., Winterthur
Chairman of the Board of Directors,
Geberit Ltd., Jona
Member of the Board of Directors,
Scintilla Ltd., Solothurn
					Member of the Board of Directors, Büro-Fürrer Ltd., Zurich
Erwin W. Heri	March 6, 1954	Swiss	1997	2007	Chairman of the Board of Directors, OZ Bankers AG, Pfäffikon
Member of the Board of Directors, Losinger AG, Berne
Member of the Board of Directors, Hilti AG, Schaan/FL
					Chairman of the Investment Committee of State Pension (Publica), Berne
Gertrud Höhler	January 10, 1941	German	1997	2008	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen
Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2006	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Board of the Novartis Venture Fund, Basel
Peter Littmann	December 21, 1947	German	1997	2006	Chairman and Chief Executive Officer,
Brandinsider GmbH, Hamburg
Member of the Board of Directors, Compass Ltd.
(Bata Shoe Company), Toronto
Member of the Advisory Board, Nijenrode University, The Netherlands
					Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts
Uli Sigg	April 29, 1946	Swiss	1999	2007	Vice-Chairman of the Board of Directors, Ringier Group
Thomas Koch Secretary (not member of the Board)	November 21, 1954	German	2004	—

The Chairman of the Board and CEO [DCG 3.5.1]
The Chairman of the Board is elected by the Board from its Members. As such, Armin Meyer is responsible for the invitation to and the agenda of the Board meetings. He is responsible for the implementation of the Group strategy as defined by the Board, for optimizing shareholder value and for safeguarding the interests of other stakeholders. He represents the overall interests of the Company, ensures close cooperation between the Board and the Executive Committee and supervises the implementation of the resolutions adopted by the Board.

The Company has opted to combine the functions of Chairman and CEO. In the Board’s view the advantages of having fast decision making processes as well as the timely, complete and accurate information flow between the Board and the management of the Company, complemented by a strong Lead Director outweigh the potential risk the combination of the functions may have.

The CEO is appointed by the Board. In this function, Armin Meyer is responsible for the operational management and the overall financial results of the Group. He chairs the meetings of the Executive Committee and ensures the information flow inside and outside the Company.

The Vice-Chairman and Lead Director [DCG 3.5.1]
As Vice-Chairman, Kurt Feller represents the Chairman in the latter’s absence. As Lead Director, Kurt Feller’s primary function is to provide for effective checks and balances in the governance of the Company. He may convene and chair meetings without the Chairman being present. In addition he is, together with the Compensation Committee, responsible for the performance review of the Chairman and CEO and may act as a liaison between the Board and the Chairman in delicate matters.

Additional Information
With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company [DCG 3.1.b]. The term “independent” used herein satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the NYSE Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1.c].

More biographical details of the Board Members are available at the Company’s website (http://www.cibasc.com/bod-cv) [DCG 3.1.a].

There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss companies [DCG 3.3]. Other than as disclosed under “Change of Control Provisions” hereunder, there is no service contract between any Member of the Board and the Company providing for benefits upon termination of employment.

Board Committee Memberships [DCG 3.5.2]

			Human Resources and	Compensation
Name	Audit Committee	Finance Committee	Nomination Committee	Committee
A. Meyer		Δ	Δ
K. Feller	●	●	●	Δ
E.W. Heri	Δ	●
G. Höhler			●	●
J.-M. P. Lehn
P. Littmann			●	●
U. Sigg	●

Δ = Chairman

● = Member

All Board Committees meet four to six times per year, usually immediately before the full Board meets. The duration of such meetings generally is between two and four hours. The full Board meets at least 5 times per year. Normally, the duration of these meetings ranges between four and eight hours. In addition, in 2004, the Board held a two consecutive days retreat [DCG 3.5.3].

The Company’s “Rules Governing the Organization“ and Committee charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board or any of its Committees to pass resolutions, at least half of their Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference.

The Executive Committee [DCG 4, 4.1, 4.2]

	Date of			Significant positions and political mandates
Name	Birth	Nationality	Function	outside the Company [DCG 4.2.a/b/c]
Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD – International Institute for Management Development, Lausanne
Michael Jacobi	January 30, 1953	German	Chief Financial Officer	Chairman of the Board of Industrie-Holding, Berne Member of the Board of Phonak Holding AG, Stäfa
Christoph Biedermann	March 19, 1957	Swiss	Executive Vice President International Coordination and Human Resources	Member of the Board of SGCI (Schweiz. Gesellschaft für Chemische Industrie), Zurich
Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer	Member of the Board, American Chemistry Council, Arlington Member of the Board, CIIT Centers for Health Research
Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None
Eric Marohn	June 3, 1959	American	Head Segment Textile Effects	None

	Date of			Significant positions and political mandates
Name	Birth	Nationality	Function	outside the Company [DCG 4.2.a/b/c]
Mark Garrett	May 11, 1962	Australian	Head Segment Water & Paper Treatment	Member of the Board of TEGEWA Industry Association, Frankfurt am Main
Brendan Cummins	May 18, 1951	Irish	Head Segment Plastic Additives	None

Armin Meyer became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to profitable growth, innovation and highly qualified people as well as cash generation. He has been a Member of the Board of the Company since its spin-off in 1997.

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

Michael Jacobi joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel, Switzerland in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, and is responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, and is responsible for Treasury, Mergers and Acquisitions, Investor Relations and Control. Michael Jacobi served on the Council of the Foundation for Accounting and Reporting Recommendations and played a significant role in setting Swiss guidelines for accounting and disclosure. He has a Doctorate in Economics from the University of St. Gallen.

Christoph Biedermann was appointed Head of International Coordination and Human Resources effective as of April 1, 2004. In 2001, Christoph Biedermann joined Ciba Specialty Chemicals as Member of the Executive Committee. He was global Head, Textile Effects Segment from 2001 to 2004. From 1982 to 1985, Christoph Biedermann worked for ABB as Project Engineer in Switzerland and Commissioning Engineer in South Africa. From 1986 to 1989, he was Associate and Project Manager at McKinsey in Zurich, Switzerland. In 1990, he joined ABB Drives AG as Manager of High Power Semiconductors. In 1991, he was appointed Manager of Electrical Machines. From 1994 to 1997, he was Manager Business Unit Total Optimization of Processes at ABB Business Area Automation & Drives. In 1997, Christoph Biedermann was appointed President of ABB Industrie AG Switzerland. From 1999 until he joined Ciba Specialty Chemicals, he was also a member of the Management Committee ABB Switzerland, responsible for the Segment Automation. Mr. Biedermann holds a Diploma in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich and has an MBA from INSEAD, Fontainebleau, France.

Martin Riediker was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Mr. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997, he was named Global President of the Consumer Care Division and became a member of the Executive Committee of Ciba Specialty Chemicals. Mr. Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

Hermann Angerer was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy Limited in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head of the Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr. Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

Eric Marohn was appointed Head of the Textile Effects Segment effective as of April 1, 2004. He joined Ciba-Geigy in 1988 in the United States. He held a number of positions in the U.S. and in Basel, Switzerland, as Manager of Production Cost Accounting, Manager of Planning and Reporting and as Controller. In 1997, he took on the role of Global Marketing Head of the Business Segment Whiteners in the Consumer Care Division at Ciba Specialty Chemicals’ headquarters in Basel. In 2000, he returned to the U.S. where he was responsible for the Business Unit Textile Chemicals for North and Central America. Starting in 2001, he was Regional Head for the Business Line Paper and the Segment Representative for Water & Paper Treatment in NAFTA. From 2003 until becoming Head of the Textile Effects Segment, he headed Marketing and Sales for the Textile Effects Segment in North and South America. Eric Marohn has a B.S.B.A. degree from Appalachian State University and holds an MBA from the University of North Carolina at Greensboro.

Mark Garrett was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. He rejoined Ciba in 2001. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, Australia and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne.

Brendan Cummins was appointed Head of the Plastic Additives Segment effective as of April 1, 2004. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to the Philippines as Head of Pharmaceutical Division and later that year was appointed, in combination, Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. In December 2001, he joined Ciba Specialty Chemicals as a Member of the Executive Committee. From 2001 to 2004, he was Executive Vice-President, International Coordination and Human Resources. He has a degree in accounting and is a Fellow of The Association of International Accountants.

There are no management agreements or other agreements between the Company or its management bodies and any third parties [DCG 4.3] providing for any persons referred to above to be elected a Member of the Company’s Executive Committee.

Changes since December 31, 2003
Felix Meyer, Head of the Plastic Additives Segment, resigned from the Company at the end of March, 2004. With effect from April 1, 2004, Brendan Cummins took over Felix Meyer’s position and was succeeded by Christoph Biedermann as Head of International Coordination and Human Resources. At the same date, Eric Marohn took over as Head of the Textile Effects Segment. Tim Schlange was Head of the Home & Personal Care Segment until the end of August, 2004, when the integration of the Segment’s businesses in two other of the Company’s segments began. Tim Schlange then became Ciba’s Chief Strategy Officer.

Business behavior
So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely and understandable disclosure in public reports, the Company relies on its “Code of Conduct”, which can be downloaded (http://www.cibasc.com/code-of-conduct-revised-2003_en.pdf). In 2004, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct to the CEO, the CFO, or the Group Controller.

Compensation
Principles of allocation [DCG 5.1]
Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses are based on corporate financial performance, i.e. on free cash flow, EBITDA and sales growth measured against relevant targets which are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal performances contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board of Directors, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.

Deviation from accrual principle [DCG 5]
The official commentary to the Directive on Information Relating to Corporate Governance requires the disclosure of management compensation according to the accrual principle. Adherence to this principle would entail that payments received and payments made are not to be accounted for at the time of their receipt or transfer, but rather allocated to the specific periods to which they are attributable in economic terms. As the Company reports its financial results in early February and holds its AGM in early March, there is not enough time for all the performance reviews to be conducted with the Company’s top executives. These reviews are a pre-condition for the determination of the incentive payments. The Company therefore reports amounts effectively paid in the reporting period, irrespective of the period to which they are economically attributable.

Non-executive Members of the Board [DCG 5.2.2.b]
In 2004, the non-executive Members of the Board in the aggregate received as gross remuneration, bonuses and other benefits a total of CHF 702,549 [DCG 5.2.1]. In addition, they were granted 6,740 Shares by the Company [DCG 5.4.b] and held a total of 23,292 Shares as at December 31, 2004 (including those allocated in 2004) [DCG 5.5.b].

In addition, these persons were granted the following options by the Company [DCG 5.6.b]:

				Strike price
Year	Term of allocation (years)	Subscription ratio	Number	(CHF)
1997	8	1:1	23632	107.16
1998	5	1:1	3284	163.70
1999	5	1:1	4108	110.60
2000	5	1:1	2562	105.40
2001	5	1:1	6892	109.20
2002	5	1:1	9280	109.00

The Company did not grant any options to non-executive Members of the Board in 2003 or in 2004.

Executive Member of the Board and Members of the Executive Committee [DCG 5.2.2.a]
In 2004, the executive Member of the Board and the Members of the Company’s Executive Committee in the aggregate received as gross salaries, bonuses and other benefits, inclusive of any voluntary Company pension contributions, a total of CHF 8,199,355 [DCG 5.2.1]. In addition, they were granted 56,593 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 133,859 Shares as at December 31, 2004 (including those allocated in 2004) [DCG 5.5.a].

In addition, these persons were granted the following options by the Company [DCG 5.6.a]:

				Strike price
Year	Term of allocation (years)	Subscription ratio	Number	(CHF)
1997	8	1:1	63624	107.16
1998	5	1:1	18613	163.70
1999	5	1:1	28970	110.60
2000	5	1:1	23549	105.40
2001	5	1:1	65672	109.20
2001 Supplementary grant	4y and 10.5 months	1:1	19572	109.20
2002	5	1:1	135640	109.00

The Company did not grant any options to the executive Member of the Board nor to the Members of the Company’s Executive Committee in 2003 or in 2004.

Highest total compensation [DCG 5.9]
In 2004, the Member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive of any voluntary Company pension contributions a total of gross CHF 2,407,477. In addition, in 2004, this person was allocated 13,641 restricted Shares and 2,623 unrestricted Shares.

Additional fees and loans
None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2004 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].

Former Members [DCG 5.3]
In 2004, one former Member of the Executive Committee has received total compensation of gross CHF 292,063 [DCG 5.3.2.a]. This amount includes voluntary Company pension contributions. In 2004, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b]. In the reporting period, Felix Meyer, Member of the Executive Committee, left the Company. In the same period, no Member of the Board left the Company [DCG 5.2.3].

Closely Linked Persons
The Company has not made any share [DCG 5.4], option [DCG 5.6] or any cash contribution [DCG 5.2] to any Closely Linked Person, i.e. to a third party that is closely linked to Members of the Board or to Members of the Company’s Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company has not paid any fees [DCG 5.7] to such persons nor has it granted them any loans [DCG 5.8].

Shareholdings of Closely Linked Persons, if any, are included in the figures reported above [DCG 5.5].

Labor relations
Membership of the Company’s employees in trade unions varies from country to country and the Company has entered into various collective bargaining agreements. It is the Company’s practice to renew or replace its various labor arrangements relating to continuing operations as and when they expire and the Company is not aware of any material arrangements whose expiry is pending and which are not expected to be satisfactorily renewed or replaced in a timely manner. The Company has not experienced any material work stoppages or strikes in the past three fiscal years. The Company’s management is of the opinion that relations with the Company’s employees are good.

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

In addition to trade unions, the Company also consults from time to time with various local, national and European work councils. Employees elect the members of work councils. These work councils primarily serve an advisory role. However, under certain circumstances, the Company may be required to consult with one or more of the work councils before proceeding with a course of action. Furthermore, the Company is obligated to apprise the European work councils of activities that affect its workforce in Europe.

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

Employees
The Company employees worldwide totaled 19 337 in 2004, 18 658 in 2003 and 19 007 in 2002. The following table shows the number of employees at the end of December 31, 2004, 2003 and 2002.

2004	Europe	Americas	Asia-Pacific	Total
Plastic Additives	1 927	1 127	655	3 709
Coatings Effects	2 956	409	543	3 908
Water & Paper Treatment	2 569	995	626	4 190
Textile Effects	2 007	586	935	3 528
Non-Segment	2 274	930	798	4 002
Total Company	11 733	4 047	3 557	19 337

2003	Europe	Americas	Asia-Pacific	Total
Plastic Additives	1 821	1 179	639	3 639
Coatings Effects	3 000	407	511	3 918
Water & Paper Treatment	2 136	1 019	474	3 629
Textile Effects	2 087	550	899	3 536
Non-Segment	2 235	923	778	3 936
Total Company	11 279	4 078	3 301	18 658

2002	Europe	Americas	Asia-Pacific	Total
Plastic Additives	1 806	1 236	583	3 625
Coatings Effects	3 023	396	491	3 910
Water & Paper Treatment	2 209	1 060	472	3 741
Textile Effects	2 202	611	848	3 661
Non-Segment	2 248	969	853	4 070
Total Company	11 488	4 272	3 247	19 007

Organizational and capital structure
Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange See Item 9 — The Offer and Listing. As at December 31, 2004, the Company’s market capitalization amounted to CHF 5 721 139 843 (66 140 345 shares at a price of CHF 86.50 each).

Security	Stock exchange	Ticker symbol	Security number	ISIN code

Share with CHF 3 nominal value	SWX/virt-x	CIBN	581 972	CH 000 581972 4

ADS	NYSE	CSB	CUSIP: 17162 W206	N/A

The Company’s nominal Share capital amounts to CHF 212 459 871 and is divided in 70 826 617 Shares with a nominal value of CHF 3 each. On June 28, 2002, the nominal value per Share had been reduced from CHF 10 to CHF 9. On May 23, 2003, the nominal value per Share was again reduced, this time to CHF 6 per Share, giving effect to a resolution of the Company’s shareholders taken on March 6, 2003. On May 7, 2004, the nominal value per Share was reduced for a third time, to CHF 3 per Share, giving effect to a resolution of the Company’s shareholders taken on February 26, 2004 [DCG 2.1/2.3].

The Board of Directors proposes to the shareholders of the Company to further reduce the Company’s Share capital from CHF 3 per Share to CHF 1 per Share and by making a corresponding cash payment to the Company’s shareholders of CHF 2 per Share. The shareholders will vote on this proposal at the Company’s AGM on March 3, 2005. In addition, the Board will propose to the Company’s shareholders to reduce the Company’s share capital by the cancellation of 1 762 000 Shares it acquired over the second trading line in connection with its share buy-back program.

The Company only has one class of Shares and has no bonus certificates [DCG 2.4/2.5]. Each Share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Shares do not have any preferential rights attached to them. The Company had and has the following ordinary, authorized and conditional capitals [DCG 2.2/2.3]:

	Nominal	Ordinary
Date of Articles of	value of	share						Conditional capital for
Association	Shares	capital		Authorized capital		Conditional capital		employee participation
Article in Articles
of Association	4 para. 1			4 para. 3		4 para. 4		4 para. 5
				number	nominal	number of	nominal	number of	nominal
				of Shares	value	Shares	value	Shares	value
				(million)	(CHF)	(million)	(CHF)	(million)	(CHF)
	(CHF)	(CHF)			(million)		(million)		(million)
April 20, 1998	10	721 301 170		4	40	4	40	2	20
March 22, 2002	9	649 171 053		4	36	4	36	2	18
March 6, 2003	6	432 780 702		4	24	4	24	2	12
February 26, 2004	3	212 479 851		4	12	4	12	2	6
Proposal to AGM 2005	1	69 064 617	(i)	4	4	4	4	2	2

(i)	Reflects both the proposed cancellation of 1 762 000 Shares and the reduction of the nominal value of each Share to CHF 1.

Should the shareholders approve the above mentioned Share capital reduction at the Company’s 2005 AGM through a repayment of CHF 2 per Share, the nominal value for ordinary, authorized and conditional capital would be reduced accordingly. For additional information please refer to article 4 of the Company’s Articles of Association (“Articles”), which can be downloaded (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance.htm). The German version, which is legally binding, can be downloaded from the same internet address.

For information about the Company’s major shareholders see Item 7 — Major Shareholder and Related Party Transactions in the Annual Report. Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/admission/being_public/disclosure_en.html). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].

Group structure [DCG 1.1]
For the Company’s major subsidiaries, including listed companies and group structure, see Item 4 - Information on the Company [DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see Description of Segments in Business Segment Data [DCG 1.1.1].

Voting cap and registration restrictions, nominees [DCG 2.6]

No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share capital. A shareholder purchasing more than 2 percent of the Company’s share capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2004, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].

Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].

For information about the Company’s treasury stock, see Note 16 to the Consolidated Financial Statements and the Consolidated Balance Sheets.

At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 6.1.1]. In 2004, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval of two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].

Annual General Meeting and extraordinary shareholders’ meetings

Any shareholder may demand that an item be put on the agenda of the AGM if she or he holds Shares representing a nominal value of at least CHF 300 000. If, at the Company’s AGM to be held on March 3, 2005, the shareholders approve the motion of the Board to reduce the nominal value of each Share from CHF 3 to CHF 1, the amount required to have an item put on the agenda will be proposed to be reduced accordingly from CHF 300 000 to CHF 100 000.

A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. For the AGM to be held on March 3, 2005, the Company published the deadline date (January 3, 2005) on its web-site on December 10, 2004. The record date for participation at the AGM is usually fifteen days before the AGM while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provisions with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].

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

Since its inception in 1997, the Company has paid or proposed to pay the following amounts per Share:

	dividend payment	capital reduction payment
AGM Year	(CHF)	(CHF)
1998	2	0
1999	2	0
2000	2	0
2001	2	0

	dividend payment	capital reduction payment
AGM Year	(CHF)	(CHF)
2002	2	1
2003	0	3
2004	0	3
2005(i)	1	2

(i)	For the financial year 2004, the Board proposes to the shareholders to pay a dividend of CHF 1 per Share and to make an additional cash payment of CHF 2 per Share from a capital reduction. The shareholders will vote on these proposals at the Company’s AGM of shareholders on March 3, 2005. If the shareholders approve these proposals, the dividend payment is expected to be made on March 8, 2005, while the payment stemming from the capital reduction is expected to be made on May 18, 2005.

Equity linked instruments [DCG 2.7]

With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding.

Additional Information

Change of control provisions [DCG 7.1]

If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its Articles, the Company has no opting out or opting up provisions [DCG 7.1].

According to employee retention agreements with the Company, all members of the Executive Committee plus three senior managers are entitled to payments for severance resulting from a change of control. For ten executives, such payments would on average amount to less than twice that of a total annual compensation. One member of the Executive Committee has a contractual provision according to which he would be entitled to receive somewhat less than two and a half times that of his total annual compensation. [DCG 7.2].

Auditors [DCG 8]

The Company’s auditors are Ernst & Young Ltd, Zurich. They have been elected by the shareholders at the 2004 AGM until the AGM 2005 [DCG 8.1.1]. The Board, which bases its proposal upon a recommendation made to it by the Audit Committee, will propose that Ernst & Young Ltd be re-elected for another year. At the Company’s AGM to be held on March 3, 2005, the shareholders will vote on this proposal.

Ernst & Young Ltd’s lead audit partner, Cherrie Chiomento, has supervised the Company’s audit since 2004 [DCG 8.1.2].

Fees paid by the Company in 2004 and 2003 to its auditors were as follows [DCG 8.2/8.3]:

	2004		2003
	thousand	in % of	thousand	in % of
	CHF	total fees	CHF	total fees
Audit fees	5 704	93	3 927	76
Audit-related fees	2	0	237	5
Tax fees	381	6	827	16
All other fees	44	1	165	3
Total fees	6 131	100	5 156	100

Audit related work includes services in connection with the Company’s pension plans. Tax services include tax filings, transfer pricing studies and tax advice, including with regard to VAT. Other services included assistance with translation and credit agency matters. The Audit Committee has introduced a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com/investors). The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of rule 2-01 of regulation S-X.

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

As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports furnished or filed by the Company with the U.S. stock exchange supervision authority, the Securities and Exchange Commission (“SEC”), can be downloaded (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001035497&owner=include).

The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s AGM is also sent to the registered shareholders by mail. In addition, the Company publishes the AGM meeting notice in several newspapers in Switzerland. The site http://www.cibasc.com/agm contains all AGM relevant information, including the AGM minutes.

For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page (http://www.cibasc.com/view.asp?id=192).

Enquiries by telephone may also be made to: Investor Relations +41 61 636 5081 and to Group Communications +41 61 636 4444.

Share Ownership

The Company applies the fair value method of accounting as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

In connection with the capital reduction of CHF 3 per share in 2003 (CHF 1 per share in 2002) (see note 16), the Company reduced the exercise price of its then outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of those capital reduction repricings. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing in 2003 was set by the investment bank. All exercise prices disclosed herein have been adjusted to reflect the capital reduction repricings. In connection with the capital reduction of CHF 3 per share in 2004, the exercise price of outstanding stock options was not changed.

LEAP — As of December 31, 2004, a total of 1 042 782 share options that were granted in connection with one-time Leveraged Executive Asset Plan (LEAP) were outstanding. The options were granted in 1997 to the Company’s then key executives and non-executive Board members (participants), have an expiration date of March 15, 2005, and permit the holder thereof to purchase shares of the Company’s common stock at a price per share of CHF 107.16. Because the Company, upon establishment of the LEAP in 1997, paid a fee to a major investment bank to assume all of the Company’s obligations to the participants in the LEAP, the Company has no obligation to issue shares of its common stock nor any other obligation to the participants in connection with the LEAP.

As of January 28, 2005, no additional share options have been exercised or returned to the Company, as compared to December 31, 2004.

LTIP — The Company has a Long-Term Incentive Plan (LTIP), which grants options and restricted shares of common stock of the Company to senior management, other key employees and, in 2002, to non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise occur over three years. The options expire either five years or ten years after the date of grant. In 2002, no compensation expense was recorded for the options issued under this plan as the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. As a result of the adoption by the Company in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 3 million in 2004 (CHF 5 million in 2003) was recorded comprising of both current year awards and the unvested portion of prior year awards.

The following table summarizes option activity under the LTIP for the three year period ended December 31, 2004 and from January 1, 2005 through January 28, 2005:

	Weighted average	Stock options
	exercise price	outstanding

Balance at December 31, 2001	119.63	1 778 449
Options granted	108.80	481 401
Options exercised	108.99	(32 098)
Options canceled/forfeited	111.07	(32 413)

Balance at December 31, 2002	117.53	2 195 339

Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)

Balance at December 31, 2003	109.34	2 080 622

Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)

Balance at December 31, 2004	108.32	1 771 757

Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	0	0
Options expired	111.40	(3 792)

Balance at January 28, 2005	108.31	1 767 965

The following table summarizes the status of stock options outstanding and exercisable at January 28, 2005:

		Stock options outstanding		Stock options exercisable
	Weighted average		Weighted average		Weighted average
	exercise price	Number of	remaining	Number of	remaining
Exercise price	- outstanding/	outstanding	contractual life	outstanding	contractual life
range	exercisable	options	(in years)	options	(in years)

82.60-111.40	104.76/106.09	1 654 233	3.6	1 062 287	3.2
160.00	160.00/160.00	113 732	2.9	113 732	2.9

		1 767 965		1 176 019

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

In connection with the LTIP 2004, the Company granted 154 996 restricted shares of common stock, which are restricted for three years from the date of grant, to 705 participants. The market value of the common stock at date of grant was CHF 95.30 per share. Compensation expense of approximately CHF 15 million has been recognized in 2004 related to the grant of these shares.

ESOP — The Company has an Employee Stock Ownership Plan (ESOP) that enables substantially all employees to purchase annually up to 20 shares of common stock at a price equal to 85 percent of the average market price, defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares. These shares are restricted from resale for a period of three years from the date of purchase. During 2004, 1 590 employees (2003: 1 768 employees; 2002: 1 660 employees) purchased 28 715 shares (2003: 32 221 shares; 2002: 29 499 shares) for which approximately CHF 2 million (2003: CHF 2 million; 2002: CHF 3 million) was paid to the Company. In 2002, no compensation expense was recorded under this plan. In 2004, CHF 0.4 million (2003: CHF 0.4 million) compensation expense was recorded in connection with the application of SFAS No. 123.

In the period from January 1, 2005 through January 28, 2005, no shares have been purchased under the plan.

MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 25 shares (prior to 2003, 20 shares) of common stock at CHF 15 per share (as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB for the three year period ended December 31, 2004 and from January 1, 2005 through January 28, 2005:

	Exercise price	Rights outstanding

Balance at December 31, 2001	15	302 740
Rights granted	15	86 040
Rights exercised	15	(18 500)

Balance at December 31, 2002	15	370 280

Rights granted	15	105 275
Rights exercised	15	(20 005)

Balance at December 31, 2003	15	455 550

Rights granted	15	104 200
Rights exercised	15	(22 955)

Balance at December 31, 2004	15	536 795

Rights granted	15	102 475
Rights exercised	15	(2 750)

Balance at January 28, 2005	15	636 520

Compensation expense is recorded in the year the rights are granted and, in 2004, CHF 9 million (2003: CHF 9 million; 2002: CHF 8 million) of compensation expense was recorded under this plan.

PSP — The Company’s Performance Share Plan (PSP) expired in 2004. The PSP in 2001 had granted selected senior and key management and non-executive Board members the right to receive up to an aggregate 346 800 shares of common stock of the Company if certain future conditions were met. As these conditions were not met, no shares were issued under the PSP. In 2003, in accordance with the adoption of SFAS No. 123, as amended, the Company recorded CHF 1 million compensation expense for the fair value of the rights that vested during 2003.

Change in control and reserve of shares

Upon a change in control of the Company (defined as 30 percent for LEAP and 33.33 percent for LTIP, each such amount being a percentage of total voting rights), the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

At December 31, 2004, the Company had approximately 2.0 million shares (2003: 2.2 million shares; 2002: 2.0 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

For further information see Item 18 — Financial Statements and pages F-1 through F-47

Item 7. Major Shareholders and Related Party Transactions.
Major Shareholders

According to the Share Registrar of the Company and other publicly available information (Database on Disclosure of Shareholdings maintained by SWX Swiss Exchange). As of January 28, 2005 the following persons in the table below were known by the Company to be the owner of 2 percent or more of the Company’s Shares. These shareholders may use their voting rights up to 2 percent of the common stock.

	January	January 30,	January 31,
	28, 2005	2004	2003
Artisan Partners Limited, USA-Wisconsin	—	—	5.0%
Chase Nominees Ltd, London*	4.8%	5.6%	5.3%
Mellon Bank N.A., Everett*	—	2.6%	—
Putnam Group, Boston	2.0%	—	5.2%

(*)	Registered as nominees.

As of January 28, 2005, according to the Share Register, there were 182 registered holders of ordinary shares in the United States. These ordinary shareholders in the United States collectively held 1 357 492 ordinary shares, or approximately 1.92 percent of the Company’s total issued and outstanding Shares as of that date. Also as of January 28, 2005, there were 269 registered holders of American depositary receipts under an ADR program (including Cede & Co., the DTC’s nominee). Each ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one share of the common stock of the Company. All these registered ADR holders have addresses in the United States. They collectively held 923 122 ADRs, or approximately 0.65 percent of the issued and outstanding ordinary Shares as of such date.

To its knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.

Related Party Transactions

The Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest. No director, officer or associate of any director or officer is or was during the last three years indebted to the Company or any of its subsidiaries. For further information see Item 18 — Financial Statements and pages F-1 through F-47.

The Company has a number of joint ventures with, and other equity investments in other companies. It has relationships with many of these entities in the ordinary course of business whereby it buys and sells a wide variety of products and services.

Item 8. Financial Information.
Consolidated Financial Statements

See Item 18 — Financial Statements and pages F-1 through F-47

Other Financial Information
Export Sales

The Company’s products and services are primarily sold outside of its home market, Switzerland. In 2004, approximately 98 percent of the Company’s sales of products and services produced in Switzerland were exported to other countries.

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

In connection with its Toms River, New Jersey site in the United States, the Company was named as a defendant in several actions, most of which were settled by the end of 2002. See Item 4 — Information on the Company — Environmental Matters.

Dividends and Dividend Policy

The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other factors. The Board has adopted a policy on the proposal of dividends, which is to provide shareholders with dividend growth in line with the underlying growth in the earnings of the Company. Under Swiss law, dividends are paid out only if approved at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board.

For 2001, the shareholders approved the Board’s proposal to pay a dividend of CHF 2 per share at the Company’s Annual General Meeting held on March 22, 2002. The Company paid the dividend on March 27, 2002, which totaled CHF 134 million. At this meeting, the shareholders also approved the Board’s proposal to pay an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share by CHF 1 per share to CHF 9 per share. The Company paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

For 2002 the Board of Directors proposed to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposed a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction found shareholder approval at the Annual General Meeting on March 6, 2003. The capital reduction was effected by a reduction in the nominal value of each share from CHF 9 per share by CHF 3 per share to CHF 6 per share. The Company made the payment of the capital reduction on May 23, 2003.

For 2003 the Board of Directors proposed to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposed a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction found shareholder approval at the Annual General Meeting on February 26, 2003. The capital reduction was effected by a reduction in the nominal value of each share from CHF 6 per share by CHF 3 per share to CHF 3 per share. The Company made the payment of the capital reduction on May 14, 2004.

For 2004 the Board of Directors proposes to pay a dividend of CHF 1 per share and to make an additional cash payment to its shareholders resulting from a capital reduction of CHF 2 per Share. Both dividend payment and capital reduction are subject to shareholder approval at the Annual General Meeting to be held on March 3, 2004. If approved, the capital reduction will take the form of a reduction in the nominal value of each share from CHF 3 per Share by CHF 2 per Share to CHF 1 per share. The Company expects, subject to various conditions and approval, that the payment of the capital reduction will be made to the shareholders on May 18, 2005. Dividend payment is expected to be made on March 8, 2005.

For additional information on dividends, see Item 6 — Directors, Senior Management and Employees.

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

Trading Prices on the Swiss Exchange	Price per Share
	High	Low	High	Low
Annual highs and lows	in CHF		in USD

2000	122.50	94.25	75.61	58.17

2001	115.75	75.00	69.74	45.19

2002	128.00	89.75	92.53	64.88

2003	101.50	74.75	81.99	60.38

2004	96.14	76.70	81.81	59.77

Quarterly highs and lows

2003

First Quarter	101.50	74.75	74.18	55.21

Second Quarter	94.00	79.85	70.17	60.66

Third Quarter	98.65	80.25	74.69	58.42

Fourth Quarter	98.20	84.50	79.32	65.42

2004

First Quarter	96.14	82.24	75.84	64.87

Second Quarter	90.70	82.05	72.44	65.54

Third Quarter	89.70	76.70	71.93	61.50

Fourth Quarter	86.50	78.00	75.80	68.35

Monthly highs and lows

2004

July	89.50	85.55	69.94	66.86

August	89.65	76.90	70.92	60.83

September	79.75	76.70	63.95	61.50

October	82.95	78.00	69.19	65.07

November	83.95	82.25	73.50	72.02

December	86.50	82.60	75.80	72.38

2005

January (through January 28)	86.55	83.40	72.88	70.23

The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADR.

Trading Prices on the New York Stock Exchange	Price per ADR(1)
	High	Low
	in USD
Annual highs and lows

2000 (from August 2, 2000)	33.25	26.88

2001	35.44	24.00

2002	40.60	30.83

2003	38.75	28.25

2004	40.61	30.10

Quarterly highs and lows

2003

First Quarter	36.60	28.25

Second Quarter	35.31	30.29

Third Quarter	35.57	30.05

Fourth Quarter	38.75	31.50

2004

First Quarter	40.61	33.80

Second Quarter	36.35	31.92

Third Quarter	36.58	30.10

Fourth Quarter	38.23	31.25

Monthly highs and lows

2004

July	36.58	34.19

August	35.20	30.10

September	31.41	30.45

October	34.54	31.25

November	36.39	34.21

December	38.23	35.88

2005

January (through January 28)	37.73	35.45

(1)	One ADR represents one half of one share of the Company.

On January 28, 2005, the last reported sale price was for Shares on the Swiss Exchange CHF 85.05 and for ADRs on the New York Stock Exchange USD 35.86. According to the Share Registrar of the Company, as of December 31, 2004, there were 180 United States resident shareholders holding 1 315 011 Shares, representing approximately 1.86 percent of the issued and outstanding Shares as of such date, and there were 269 registered United States resident holders of American Depositary Receipts holding 923 122 ADRs, representing approximately 0.65 percent of the issued and outstanding Shares as of such date.

The information presented in the table below represents, for the periods indicated, the approximate average daily volumes of the Shares traded on the Swiss Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004	380 762	342 204	287 579	289 824
2003	419 000	316 000	343 000	496 000

The information presented in the table below represents, for the periods indicated, the average approximate daily volumes of the ADRs traded on the New York Stock Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004	4 287	2 511	5 353	3 073
2003	5 150	3 140	2 930	3 680

The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all of which supply such data to their customers, subscribers and other information providers.

Trading Practices and Procedures on the Swiss Exchange/virt-x

The Swiss Exchange is a private organization, which is supervised by the Swiss Federal Banking Commission. Securities traded on the Swiss Exchange include shares (374), investment funds (20), exchange traded funds (26), bonds (1 268) and derivatives (4 527). In 2004, the exchange turnover achieved in a total of 14.7 million transactions amounted to CHF 766.5 billion.

The Company is included in the SMI®, the Swiss Market Index, an index that as at December 31, 2004, comprised shares of the 27 largest most liquid stocks in the Swiss equity market. At the same date, the market capitalization of the SMI® issuers amounted to CHF 697 billion.

With the creation of virt-x in London in 2001, the SWX Group put in place a securities exchange approved by the UK authorities and based on existing SWX technology. The value-added chain already established in Switzerland was thus extended to cross border trading. The virt-x market is based on an integrated trading, clearing and settlement model, which not only simplifies the process of trading pan- European blue chips but also significantly reduces the costs associated with trading cross border at every stage of the process. The volume of trades in Swiss blue chips has been expanded since virt-x was opened.

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

Conflict of Interest

Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the Company and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. The breach of these provisions may result in personal liability for the directors and officers towards the Company or its shareholders. Swiss law also provides that payments made to a shareholder or a director or any person(s) associated therewith other than at arm’s length must be repaid to the Company if the shareholder, director or associated person(s) has or have acted in bad faith. In addition, the by-laws of the Company provide that the Members of the Board of Directors are required to abstain from voting on matters that relate to their own personal interests or to the interests of legal or natural persons with whom they are associated.

Directors

According to Section 25 of the Articles, the Board of Directors can pass resolutions with respect to all matters that are not reserved to the authority of the General Meeting of Shareholders, by law or by the Articles. The power to borrow falls within the competencies of the Board of Directors, which has delegated part of this power to the Finance Committee. Exercise of this power does not require shareholder approval. Neither Swiss law nor the Articles restrict in any way the Company’s power to borrow or otherwise raise funds.

Members of the Board retire upon their 70th birthday. The retirement is effective on the date of the next Ordinary Shareholders Meeting. Under special circumstances the Board can make exceptions to this rule. Both Swiss law and the Articles require that the Directors be shareholders of the Company. Ownership of one Share is sufficient to satisfy this condition.

Shares and Transfer of Shares

For information on the Shares, see also Item 6 — Directors, Senior Management and Employees.

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

A purchaser of shares will be recorded in the Company’s share register if the purchaser discloses its name, citizenship and address and gives a declaration that it has acquired the shares in its own name and for its own account. The Articles provide that shareholders may register their shares in the name of a nominee approved by the Company, including Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), and the Depositary, and may exercise their voting rights by giving instructions to such nominee to vote on their behalf. However, the Company has agreed to exempt the Depositary and the custodian and their respective nominees, if any (but no individual Holder or Beneficial Owner of ADSs), from the 2 percent limitation in respect of Deposited Securities held in connection with the ADR facility created by the Deposit Agreement (as defined therein) to the extent that (a) the Depositary requires each Holder who provides voting instructions to the Depositary upon the terms of the Deposit Agreement to certify (the “Voter Certification”) that (i) such Holder does not beneficially own, directly or indirectly, more than 2 percent of the share capital of the Company in the form of Shares or ADSs and (ii) neither such Holder nor any of its affiliates has filed, or is under any obligation to file, a Schedule 13D or 13G under the Exchange Act in respect of the Shares or the ADSs (if any such Holder fails to provide such Voter Certification to the Depositary, the Depositary will disregard any voting instructions received from such Holder unless otherwise instructed by the Company), and (b) the Deposited Securities held in the ADR facility do not exceed the 5 percent limitation.

Annual General Meetings

For information on annual general meetings, see also Item 6 — Directors, Senior Management and Employees.

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

At shareholders’ meetings, shareholders can be represented by proxy but only by another shareholder, a proxy appointed by the Company, an independent representative nominated by the Company or a depositary institution. Proxy may also be given to the legal representative of the shareholder. Subject to certain exceptions set forth in the Articles, no shareholder (or group of shareholders acting in concert) may represent more than 5 percent of the Company’s Share capital at any shareholders’ meeting. For purposes of this 5 percent limit, natural persons and/or legal entities acting in concert are considered to be one shareholder. The 5 percent limit does not apply to banks exercising proxies granted by their customers, to shareholders’ representatives acting under statutory rules or to nominees, provided such nominees comply with the disclosure requirement discussed above. See Shares and Transfer of Shares. Votes are taken on a show of hands unless it is resolved at the shareholders’ meeting to have a ballot or such ballot is ordered by the Chairman of the meeting.

Liquidation

According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid in shareholding.

Redemption Provision

Swiss law limits the number of Shares that the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10 percent of the nominal Share capital of the Company. Shares held by the Company and its subsidiaries do not have any voting rights. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares. Share buy-backs by the Company may be subject to certain adverse tax consequences in Switzerland.

Sinking Fund Provision

If liabilities exceed assets, the Board of Directors must notify the competent court at the registered office of the Company thereof.

Further Capital Calls by the Company

Since all of the Company’s issued and outstanding shares have been fully paid in, the Company has no further capital calls.

Mandatory Bid Rule

For information on the mandatory bid rule, see Item 6 — Directors, Senior Management and Employees.

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

At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At each Annual General Meeting held on April 13, 2000, March 22, 2002, and February 26, 2004, the shareholders consented to extend this authorization for another two years.

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

An additional disclosure obligation exists under Swiss corporate law pursuant to which the Company must disclose the identity of all of its shareholders (or related groups of shareholders) who hold more than 2 percent of its voting rights (i.e. shareholders owning shares in excess of the limit set forth in the Articles. See Shares and Transfer of Shares. Disclosure of shareholders owning more than 2 percent but less than 5 percent of the voting rights in the Company must only be made once a year in the notes to the financial statements published in the annual report. See Item 7 — Major Shareholders and Related Party Transactions.

Material Contracts
 ADR Deposit Agreement

Pursuant to the Second Amended and Restated Deposit Agreement (including all exhibits thereto, the “Deposit Agreement”) dated as of August 2, 2000 among the Company, Citibank, N.A., and the registered holders and beneficial owners from time to time of the ADRs of the Company, ADRs evidencing ADSs are issuable by Citibank on behalf of the Company. Each ADS represents the right to receive one-half of one share deposited under the Deposit Agreement. Shares are deposited to an account maintained by Citibank, N.A., Zürich Branch, as the custodian and agent of the Depositary in Switzerland. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Company as the absolute owners of such ADRs.

EMTN Program

In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company. As of December 31, 2004, approximately CHF 705 million (USD 613 million) of indebtedness was outstanding under the program. The Company currently has no plans to utilize this program in the future.

Exchange Controls

There are no legislative or other legal provisions currently in force in Switzerland or arising under the Articles restricting the export or import of capital, including, but not limited to, the availability of cash and cash equivalents for use by the Company’s group, or that affect the remittance of dividends, interest or other payments to nonresident holders of securities of the Company. Cash dividends payable in Swiss francs on Shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or the Company’s Articles on the right of non-Swiss residents to hold or vote the Shares or ADSs, as described above under Memorandum and Articles of Incorporation (“Articles”).

Taxation

Swiss Taxation
 Swiss Tax Consequences of Holding Shares or ADSs

The following is a summary of the material Swiss tax consequences of the ownership of Shares or ADSs, in particular by United States holders (as defined below; see United States Taxation). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of shares and ADSs. In particular, the summary does not address the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold shares or ADSs as part of a straddle or hedging or a conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders of 10 percent or more in voting power or value of the Shares and ADSs. With respect to United States holders, this discussion generally applies only to such holders who hold Shares or ADSs as a Portfolio investment.

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

Swiss Withholding Tax on Dividends and Distributions

Dividends paid and similar cash or in kind distributions made by the Company to a holder of Shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax (the “withholding tax”) at a rate of 35 percent. The withholding tax must be withheld by the Company from the gross distribution and be paid to the Swiss Federal Tax Administration. The withholding tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his tax return. However, the Company might be entitled to settle its withholding tax obligations by simply notifying the Swiss Federal Tax administration if the distribution is paid to a Swiss resident company holding at least 20 percent of the Company’s equity. An individual or corporation that is a resident of a country other than Switzerland and that owns or is deemed to own Shares or ADSs will be subject to the 35 percent withholding tax. The withholding tax, however, is a final charge for non-residents unless, such an individual or corporation could be eligible for an exemption or refund of the withholding tax if a tax treaty is in effect between such individual’s or corporation’s country of residence and Switzerland. Switzerland has concluded such treaties with the United States, Canada, Japan, all European Union member states and certain other countries.

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

This summary is of a general nature only and does not discuss all aspects of United States and Swiss taxation that may be relevant to a particular investor. This summary deals only with Shares and ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, United States holders whose functional currency is not the U.S. dollar and certain United States holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of United States holders who own, directly, or by attribution, one or more of the Company’s outstanding classes of voting stock in the event that the Company were to be classified as a “Controlled Foreign Corporation” for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at December 31, 2004. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

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

United States Information Reporting and Backup Withholding Obligations

Dividends paid on ADSs or Shares to a United States person are generally subject to information reporting and may be subject to backup withholding at the rate of 28 percent for payments made after 2002, unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Dividends paid on ADSs or Shares to a holder that is not a United States person are generally exempt from information reporting and backup withholding under current law. However, such a holder may be required to provide a certification to ensure such exemption.

Documents on Display

The documents referred to herein can be obtained from the Company at its registered office at Klybeckstrasse 141, 4002 Basel, Switzerland.

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

The Company collects global cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company’s exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company’s primary net foreign currency market exposures include the U.S. dollar, the euro, the British pound and the Japanese yen. In 2004, the Company’s hedging activities have to a large extent focused on the U.S. dollar. However, hedging activities on the other major currencies as well as on selected minor currencies have also been undertaken.

The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2004, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company’s financial instruments of CHF 60 million. Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company’s financial instruments of CHF 81 million as of December 31, 2004. As the impact of offsetting changes in the fair value of the underlying positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company’s actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.

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

There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2004, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 3 million. The assumption is that the floating rate debt would be impacted by this hypothetical one percentage point increase but not fixed rate agreements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Based on management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2004, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Since the last evaluation by the Company of the Company’s internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls.

Item 16A. Audit Committee Financial Expert

For information related to the Audit Committee Financial Expert see Item 6 — Directors, Senior Management and Employees.

Item 16B. Code of Ethics

For information related to the Company’s Code of Ethics see Item 6 — Directors, Senior Management and Employees.

Item 16C. Principal Accountant Fees and Services

For information related to the Audit Committee Financial Expert see Item 6 — Directors, Senior Management and Employees. For information with regard to pre-approval procedures and fees paid to the Company's auditors, see Item 6 — Directors, Senior Management and Employees — Auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Company

	Number of shares purchased
	Purchases outside	Purchases under		Percentage of the
	share buy-back	share buy-back		monthly trading	Monthly trading	Average price paid
Period	program	program	Total purchases	volume	volume	(CHF)

January	25 000	0	25 000	0.35	7 149 141	96.54

February	169 439	1 068 000	1 237 439	9.90	12 502 878	94.37

March	298 265	694 000	992 265	9.56	10 382 276	88.72

April	95 325	0	95 325	0.90	10 646 944	86.70

May	294 158	0	294 158	3.15	9 335 232	88.14

June	64 343	0	64 343	0.66	9 798 848	86.28

July	0	0	0	0.00	5 529 864	0.00

August	381 536	0	381 536	2.98	12 795 714	79.44

September	440 527	0	440 527	5.53	7 972 302	77.67

October	0	0	0	0.00	13 780 748	0.00

November	49 648	0	49 648	0.60	8 211 086	80.84

December	9 221	0	9 221	0.11	8 393 362	81.70

Average	152 289	146 833	299 122		9 708 200	88.11

Total	1 827 462	1 762 000	3 589 462	3.08	116 498 395

The Company’s Share buy-back program over the second trading line began on August 27, 2003 and ended on August 26, 2004. Until the end of 2003, the Company had repurchased 1 303 500 shares. Its Annual General Meeting approved the cancellation of these Shares. From January 1, 2004 until the end of the Share buy-back program, the Company purchased another 1 762 000 Shares, which are proposed to be cancelled. The shareholders will vote on this proposal at the Company’s Annual General Meeting on March 3, 2005.

Under Swiss law (art. 659 para. 1 Swiss Code of Obligations), a company is allowed to purchase and to hold a maximum of 10 percent of its own shares, subject to certain exceptions. Before May 7, 2004, these 10 percent corresponded to a maximum of 7 213 011 Shares the Company could have acquired; as a consequence of the cancellation of 1 303 500, the maximum number of Shares the Company would have been allowed to acquire after the said amounted to 7 082 662.

Shares purchased but not cancelled are held as treasury stock and may be sold back to the market.

PART III

Item 17. Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

See pages F-1 through F-47

Item 19. Exhibits

(a) The following consolidated financial statements, together with the auditors’ reports of Ernst & Young Ltd, are filed as part of this Annual Report:

All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

(b)	Documents filed as exhibits to this registration statement:

+1.1	Articles of Association of Ciba Specialty Chemicals Holding Inc. dated February 26, 2004.

**1.2	Specimen share certificate of Ciba Specialty Chemicals Holding Inc.

*2.1	Second Amended and Restated Deposit Agreement dated as of August 2, 2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.

*2.2	Form of American Depositary Receipt of Ciba Specialty Chemicals Holding Inc.

4.1	EMTN Programme Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited and the additional parties named therein.

4.2	EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by each of Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., in favor of the account holders of Clearstream Banking, société anonyme and the additional beneficiaries named therein.

4.3	EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by Ciba Specialty Chemicals Holding Inc.

4.4	EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The JP Morgan Chase Bank and J.P. Morgan Bank Luxembourg S.A. The total amount of long-term debt securities of the Company or of its subsidiaries authorized under any other instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the Commission, upon its request, a copy of any instruments defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

**4.8	Master Spin-off Agreement dated December 20, 1996, between Novartis AG and Ciba Specialty Chemicals Holding Inc.

**4.9	Transaction Agreement re: Sale of the Performance Polymers division to Morgan Grenfell Private Equity dated December 14, 1999, by and between Ciba Specialty Chemicals Holding Inc. and Avanti N03.

8.1	List of Certain Subsidiaries.

10.1	Consent of Ernst & Young Ltd.

12.1	Certification Pursuant to Rule 13a-14(A)/15d-14(A)

12.2	Certification Pursuant to Rule 13a-14(A)/15d-14(A)

13.1	Certification Pursuant to 18 U.S.C. Section 1350

+	Incorporated by reference from the Form 6-K of Ciba Specialty Chemicals Holding Inc., filed May 14, 2004. (File No. 333-56040)

*	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form F-6, filed August 2, 2000. (File No. 082-04541)

**	Incorporated by reference to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form 20-F

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

Name: Michael Jacobi

Title: Chief Financial Officer

Date: February 1, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, appearing on pages F-3 to F- 47 of this Annual Report. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciba Specialty Chemicals Holding Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company adopted Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities”. The Company also changed its method of accounting for stock-based employee compensation in 2003.

Ernst & Young Ltd

/s/ Cherrie Chiomento	/s/ Martin Mattes

Cherrie Chiomento	Martin Mattes

Zürich, Switzerland, January 21, 2005

Consolidated Statements of Income

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2004	2003	2002
Net sales		7 027	6 646	7 085
Cost of goods sold		(4 856)	(4 579)	(4 729)
Gross profit		2 171	2 067	2 356
Selling, general and administrative		(1 227)	(1 185)	(1 247)
Research and development		(288)	(281)	(294)
Amortization of other intangible assets	8	(47)	(33)	(33)
Income from earnings of equity affiliates	9	1	3	6
Restructuring and special charges	23	(91)	0	0
Operating income		519	571	788
Interest expense		(141)	(142)	(159)
Interest income		33	34	49
Other financial expense, net		(39)	(24)	(105)
Income from continuing operations before income taxes
and minority interest		372	439	573
Provision for income taxes	14	(85)	(74)	(154)
Minority interest		(4)	(5)	(13)
Income from continuing operations (i)		283	360	406
Income from discontinued operations, net of tax	21	28	0	0
Income before cumulative effect of change in accounting principles		311	360	406
Cumulative effect of change in accounting principles, net of tax	1	0	(16)	0
Net income (i)		311	344	406
Earnings per share, basic and diluted	19
Continuing operations (i)		4.28	5.26	5.92
Discontinued operations		0.43	0.00	0.00
Cumulative effect of change in accounting principles		0.00	(0.23)	0.00
Net income per share (i)		4.71	5.03	5.92

Weighted average shares outstanding
Basic		66 059 479	68 361 123	68 549 964
Diluted		66 059 479	68 361 123	68 575 058

(i)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, the pro forma income from continuing operations would have been in 2002 CHF 395 million; pro forma basic and diluted earnings per share for income from continuing operations would have been in 2002 CHF 5.76; pro forma net income would have been in 2002 CHF 395 million; pro forma basic and diluted earnings per share for net income would have been in 2002 CHF 5.76. See note 17.

See notes to consolidated financial statements

Consolidated Balance Sheets

(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2004	2003
Assets
Current assets
Cash and cash equivalents		1 614	2 386
Short-term investments		22	11
Accounts receivable, net	4	1 064	940
Inventories	5	1 292	1 231
Prepaid and other current assets		390	371
Total current assets		4 382	4 939
Property, plant and equipment, net	6	3 015	2 963
Goodwill	7	1 561	1 358
Other intangible assets, net	8	823	647
Financial investments	9	180	147
Other assets	10	1 045	1 044
Total assets		11 006	11 098

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		634	528
Short-term debt	12	559	259
Income taxes payable		116	152
Accruals and other current liabilities	11	831	841
Total current liabilities		2 140	1 780
Long-term debt	13	2 917	3 187
Deferred income taxes	14	424	407
Other liabilities	15	1 306	1 417
Total liabilities		6 787	6 791
Minority interest		68	62
Shareholders’ equity	16
Common stock (i)		212	433
Additional paid-in capital		4 127	4 210
Retained earnings		853	541
Accumulated other comprehensive loss		(567)	(493)
Treasury stock, at cost (ii)		(474)	(446)
Total shareholders’ equity		4 151	4 245
Total liabilities and shareholders’ equity		11 006	11 098

(i)	Par value CHF 3 per share (December 31, 2003: CHF 6 per share), 80 826 617 shares authorized and 70 826 617 shares issued as of December 31, 2004 (82 130 117 shares authorized and 72 130 117 shares issued as of December 31, 2003).

(ii)	December 31, 2004: 4 686 272 treasury shares; December 31, 2003: 4 363 901 treasury shares.

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Swiss francs)

Year ended December 31,	2004	2003	2002
Cash flows from operating activities
Net income	311	344	406
Deduct income from discontinued operations, net of tax	(28)	0	0
Income from continuing operations	283	344	406
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	394	366	385
Deferred income taxes	18	24	50
Restructuring and special charges	91	0	0
Restructuring payments	(11)	0	(12)
Loss (gain) on sale/disposal of assets, net	(2)	(7)	2
Realized (gain) loss on available-for-sale securities	0	(12)	38
Minority interest and other non-cash items, net	84	16	161
Changes in operating assets and liabilities:
Short-term investments	(8)	5	25
Accounts receivable, net	(60)	56	4
Inventories	(45)	173	(11)
Accounts payable	34	(9)	90
Other operating assets and liabilities	(147)	77	(100)
Net cash provided by operating activities	631	1 033	1 038

Cash flows from investing activities
Capital expenditures	(294)	(233)	(250)
Proceeds from sale of assets	21	67	22
Sale (acquisition) of businesses, net of cash (i)	(810)	(71)	(116)
Loans and other long-term assets	32	(2)	(5)
Net cash used in investing activities	(1 051)	(239)	(349)

Cash flows from financing activities
Increase (decrease) in short-term debt, net	51	(25)	22
Proceeds from long-term debt	31	715	1
Repayments of long-term debt	(27)	(1 084)	(19)
Dividends paid	0	0	(134)
Capital reduction paid	(197)	(206)	(69)
Treasury stock transactions	(162)	(142)	344
Other	0	0	(1)
Net cash provided by (used in) financing activities	(304)	(742)	144

Effect of exchange rate changes on cash and cash equivalents	(48)	(27)	(74)
Net (decrease) increase in cash and cash equivalents	(772)	25	759
Cash and cash equivalents, beginning of year	2 386	2 361	1 602
Cash and cash equivalents, end of year	1 614	2 386	2 361

Supplemental cash flow information
Cash paid for interest	(144)	(103)	(177)
Cash paid for income taxes	(108)	(60)	(90)

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for acquisitions and cash payments attributable to the divestment in 2000 of the Performance Polymers business. See note 21.

See notes to consolidated financial statements

Consolidated Statements of Shareholders’ Equity

(in millions of Swiss francs, except share and per share data)

					Accumulated	Treasury	Treasury
			Additional		other compre-	stocks:	stocks:
		Common	paid-in	Retained	hensive	Unreserved	Reserved
	Notes	stock	capital	earnings	loss	shares	shares	Total
Balance at December 31, 2001		721	3 957	(74)	(240)	(65)	(391)	3 908
Net income				406				406
Currency translation adjustments					(86)			(86)
Realization of previously unrealized loss on available-for-sale securities, net of tax of CHF 16	9				28			28
Unrealized loss on available-for-sale securities, net of tax of CHF 2					(5)			(5)
Unrealized gain on cash flow hedges, net of tax of CHF 1					1			1
Minimum pension liability adjustment, net of tax of CHF 37	18				(58)			(58)
Comprehensive income (loss)				406	(120)			286
Cash dividends declared and paid (i)				(134)				(134)
Capital reduction paid (ii)		(72)	3					(69)
Treasury stock transactions	16		216			(13)	150	353
Other			10					10
Balance at December 31, 2002		649	4 186	198	(360)	(78)	(241)	4 354
Net income				344				344
Currency translation adjustments					(131)			(131)
Realization of previously unrealized gain on available-for-sale securities, net of tax of CHF 4	9				(4)			(4)
Unrealized gain on available-for-sale securities, net of tax of CHF 4					5			5
Minimum pension liability adjustment, net of tax of CHF 1	18				(2)			(2)
Other					(1)			(1)
Comprehensive income (loss)				344	(133)			211
Capital reduction paid (ii)		(216)	10					(206)
Treasury stock transactions	16		3			11	(138)	(124)
Other			11	(1)				10
Balance at December 31, 2003		433	4 210	541	(493)	(67)	(379)	4 245
Net income				311				311
Currency translation adjustments					(73)			(73)
Other (iii)					(1)			(1)
Comprehensive income (loss)				311	(74)			237
Capital reduction paid (ii)		(213)	16					(197)
Share cancellation	16	(8)	(110)				118	0
Treasury stock transactions	16		2			(3)	(143)	(144)
Other			9	1				10
Balance at December 31, 2004		212	4 127	853	(567)	(70)	(404)	4 151

(i)	Cash dividend declared and paid in 2002 was CHF 2.00 per share.

(ii)	Capital reduction paid in 2004 and 2003 was CHF 3.00 per share (2002: CHF 1.00 per share).

(iii)	In 2004, other includes CHF 1 million for the movement in minimum pension liability, net of tax. See note 16.

See notes to consolidated financial statements

Business Segment Data

(in millions of Swiss francs except percentages)

	Plastic	Coating	Water & Paper	Textile		Total
	Additives	Effects	Treatment	Effects	Corporate	Consolidated
2004
Net sales	1 895	1 818	2 014	1 300	—	7 027
EBITDA	319	394	257	117	(174)	913
Depreciation & amortization	(95)	(103)	(131)	(56)	(9)	(394)
Operating income	224	291	126	61	(183)	519
Interest expense					(141)	(141)
Interest income					33	33
Other financial expense, net					(39)	(39)
Provision for income taxes					(85)	(85)
Minority interest					(4)	(4)
Income from discontinued operations, net of tax					28	28
Net income						311
EBITDA margin	16.8%	21.7%	12.7%	9.0%	—	13.0%
Operating income margin	11.9%	16.0%	6.3%	4.7%	—	7.4%
Research and development expenditures	97	101	42	29	19	288
Capital expenditures	76	82	81	35	20	294

2003
Net sales	1 822	1 807	1 616	1 401	—	6 646
EBITDA	265	397	233	129	(87)	937
Depreciation & amortization	(100)	(97)	(103)	(60)	(6)	(366)
Operating income	165	300	130	69	(93)	571
Interest expense					(142)	(142)
Interest income					34	34
Other financial expense, net					(24)	(24)
Provision for income taxes					(74)	(74)
Minority interest					(5)	(5)
Cumulative effect of change in accounting principles, net of tax					(16)	(16)
Net income						344
EBITDA margin	14.6%	22.0%	14.4%	9.2%	—	14.1%
Operating income margin	9.1%	16.6%	8.1%	4.9%	—	8.6%
Research and development expenditures	107	95	33	32	14	281
Capital expenditures	64	79	55	29	6	233

2002
Net sales	1 903	1 920	1 718	1 544	—	7 085
EBITDA	332	440	282	208	(89)	1 173
Depreciation & amortization	(106)	(99)	(109)	(66)	(5)	(385)
Operating income	226	341	173	142	(94)	788
Interest expense					(159)	(159)
Interest income					49	49
Other financial expense, net					(105)	(105)
Provision for income taxes					(154)	(154)
Minority interest					(13)	(13)
Net income						406
EBITDA margin	17.5%	22.9%	16.4%	13.5%	—	16.6%
Operating income margin	11.9%	17.7%	10.1%	9.2%	—	11.1%
Research and development expenditures	107	100	33	36	18	294
Capital expenditures	94	74	45	34	3	250

Business Segment Data

(in millions of Swiss francs)

Net assets	2004	2003
Plastic Additives	1 322	1 247
Coating Effects	1 853	1 773
Water & Paper Treatment	3 184	2 432
Textile Effects	1 162	1 115
Shared operating net assets not allocated to segments (i)	37	(79)
Non-operating net assets (ii)	1 636	2 852
Invested capital (iii)	9 194	9 340
Items not included in invested capital	(5 043)	(5 095)
Total shareholders’ equity (total net assets)	4 151	4 245

Components of items not included in invested capital	2004	2003
Net deferred tax liabilities	(193)	(170)
Short-term debt	(559)	(259)
Long-term debt	(2 917)	(3 187)
Other liabilities	(1 306)	(1 417)
Minority interest	(68)	(62)
Total items not included in invested capital	(5 043)	(5 095)

Total assets	2004	2003
Plastic Additives	1 604	1 514
Coating Effects	2 100	2 020
Water & Paper Treatment	3 528	2 661
Textile Effects	1 365	1 304
Shared operating assets not allocated to segments (i)	357	290
Non-operating assets (ii)	2 052	3 309
Total assets	11 006	11 098

(i)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(ii)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

(iii)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

See notes to consolidated financial statements

Business Segment Data

(in millions of Swiss francs)

     During 2004, the Company reorganized from five into four reporting segments and restated all current and prior period segment information to reflect the new segment structure. The Company’s four segments are: Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

     The Company evaluates the performance of its reportable segments based on operating income as well as Earnings Before Interest, Taxes, Depreciation, Amortization and Minority Interest (EBITDA). Segment operating income includes all operating items relating to the segments and excludes restructuring and special charges and other items that principally apply to the Company as a whole. Segment EBITDA and EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. In addition, as the Company operates in a multinational environment and competes with companies in different countries, the use of EBITDA as a performance measure provides improved comparability of the reportable segments’ results with those of their competitors, some of which employ significantly different methods of depreciation. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.

     EBITDA, EBITDA margin derived therefrom and invested capital are non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicators. As with any supplementary financial indicator these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives EBITDA, EBITDA margin and invested capital from financial measures prepared in accordance with U.S. GAAP.

Description of Segments

     The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic, rubber, adhesives lubricant, home and personal care industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins, elastomers and engineering plastics as well as adhesives, high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.

     The segment Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     The segment Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as ‘effect chemicals’ which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore the Segment provides whiteners for detergents and hygiene effects for a variety of personal care products.

     The segment Textile Effects serves customers throughout the textile value chain, offering full, integrated solutions for textile processing and value adding effects. The Segment’s products include dyes and chemicals for preparation, dyeing, printing, whitening and finishing of all major textiles, as well as sizing agents for fabric weaving. The Segment also provides comprehensive services to help customers achieve their color, comfort and performance requirements.

See notes to consolidated financial statements

Geographic Data

(in millions of Swiss francs)

Net sales to customers	2004	2003	2002
Europe
Germany	635	584	567
United Kingdom	297	293	334
Italy	355	340	343
France	353	304	298
Rest of European Union (i)	1 140	933	933
Switzerland	80	99	86
Rest of Europe (i)	190	178	160
Total Europe	3 050	2 731	2 721

Americas
United States of America	1 366	1 415	1 703
Canada	212	199	223
Central America	154	167	209
South America	314	285	324
Total Americas	2 046	2 066	2 459

Asia Pacific
Japan	406	381	384
Region China	482	440	439
Rest of Asia	641	627	677
Australia and New Zealand	158	159	155
Africa and Middle East	244	242	250
Total Asia Pacific	1 931	1 849	1 905
Total net sales to customers	7 027	6 646	7 085

     Net sales to customers are based on the final destination of the sale.

Long-lived assets	2004	2003
Europe
Germany	366	378
United Kingdom	453	519
Italy	171	176
France	161	134
Rest of European Union (i)	232	88
Switzerland	593	588
Rest of Europe (i)	1	1
Total Europe	1 977	1 884

Americas
United States of America	663	743
Canada	3	3
Central America	86	94
South America	24	18
Total Americas	776	858

Asia Pacific
Japan	20	23
Region China	165	132
Rest of Asia	52	40
Australia and New Zealand	18	19
Africa and Middle East	7	7
Total Asia Pacific	262	221
Total long-lived assets	3 015	2 963

     Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

(i)	Rest of European Union includes all other European Union member countries as of December 31, 2004, that are not specifically listed. Amounts for 2003 and 2002 have been adjusted to include the same member countries.

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

1. Summary of significant accounting policies

Company operations

     Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.

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

Short-term investments

     Short-term investments consist of securities that are traded in highly liquid markets. Because they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. The fair value of short-term investments is estimated using quoted market prices. Gains and losses thereon are recorded as a component of other financial expense, net in the Consolidated Statements of Income.

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

Property, plant and equipment

     Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 5 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

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

Goodwill and other intangible assets

Goodwill

     Goodwill acquired in business combinations is capitalized at acquisition cost and annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (the “net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.

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

     During 2004, 2003 and 2002, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

Other intangible assets

     Purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 37 years). Other intangible assets with indefinite lives are not amortized.

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

Financial investments

     Financial investments comprise primarily investments in equity affiliates that are not controlled by the Company, but in which the Company maintains a significant equity ownership or other interest, and investments in unconsolidated companies (less than 20 percent ownership and not otherwise controlled by the Company).

     Investments in equity affiliates are accounted for using the equity method under which the Company originally records these at cost and subsequently adjusts the carrying amount to reflect its share of earnings less any dividends received.

     Investments in unconsolidated companies are designated as available-for-sale securities and, where quoted market prices are available, are recorded at fair value. Unrealized gains and losses on these securities, net of tax, are included as a component of shareholders’ equity in “accumulated other comprehensive income (loss)”. Where quoted market prices do not exist and where it is not cost beneficial to estimate fair value, such investments are accounted for at cost. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the Consolidated Statements of Income.

Derivative financial instruments

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

     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of other financial expense, net.

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

Environmental compliance and expenditures

     The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

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

Restructuring

     Costs associated with exit or disposal activities that do not involve discontinued operations are included in Restructuring and special charges in the Company’s Consolidated Statements of Income. Liabilities for costs associated with exit or disposal activities are initially recognized and measured at fair value in the period in which the liability is incurred. Liabilities for one-time termination benefits provided to employees that are involuntarily terminated are recognized and measured at their fair value at the communication date unless the employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period, liabilities for the termination benefits are measured initially at the communication date based on the fair value of the liabilities as of the termination date and recognized ratably over the future service period.

     Liabilities for costs to terminate contracts before the end of their term are recognized and measured at their fair value when the contracts are terminated. Liabilities for costs that continue to be incurred under contracts for their remaining term without economic benefit to the Company are recognized and measured at their fair value when the Company ceases using the rights conveyed by the contracts. Liabilities for other costs associated with exit or disposal activities are recognized and measured at their fair value in the periods in which the liabilities are incurred.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

New accounting standards

Stock based compensation

     Effective January 1, 2003, the Company adopted the fair value method of accounting for stock option plans as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended. As a consequence, employee stock option grants and other stock based compensation plans are recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. In December 2002 the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123” that allows companies adopting the fair value method under SFAS No. 123 to choose from three alternative transition methods. The Company elected to adopt the modified prospective method that recognizes stock-based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years.

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

Pro forma disclosure

     Pro forma net income and earnings per share determined as if the Company had used the fair value method of accounting for its stock option based compensation plans for 2002 are as follows. These pro forma amounts reflect the portion of the estimated fair value of awards granted in 2002 based on the vesting or service period over which the awards are earned.

Year ended December 31,	2002

Net income, as reported	406
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	12
Deduct: Stock-based employee compensation expense determined as if the fair value based method was used for all plans, net of related tax effects	(23)

Pro forma net income	395

Earnings per share – basic and diluted:
Basic and diluted – as reported	5.92
Basic and diluted – pro forma	5.76

Consolidation of Variable Interest Entities

     In 2003, the FASB issued Interpretation No. 46, as revised (“FIN No. 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 introduced a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN No. 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN No. 46 became fully applicable for financial statement reporting periods ending after March 15, 2004.

     The Company participates in a leasing arrangement with a trust that is a VIE where the Company is the primary beneficiary. Prior to the implementation of FIN No. 46, the trust was appropriately not consolidated consistent with then existing requirements. The leasing arrangement was entered into in 1995 by Ciba-Geigy, a predecessor of the Company and had been accounted for as an operating lease. The trust was created to issue debt and interest-bearing equity to fund the acquisition of land and construction of a facility thereon that it leased to the Company. The Company has not modified the leasing arrangement since its inception and currently utilizes the facility in its business operations. The lease provides the Company the option to purchase the facility in 2005 for a termination value of CHF 91 million (USD 68 million), which the trust would use to repay its debt. Should the Company choose not to purchase the facility, it will be liable for any shortfall between the market value of the facility and the termination value. Conversely, any excess market value of the facility above the termination value would be retained by the Company.

     The Company applied the provisions of FIN 46 to the trust effective July 1, 2003 resulting in the consolidation of the trust in the Company’s consolidated financial statements and the recording of a charge to 2003 net income of CHF 16 million (CHF 26 million pre-tax less CHF 10 million income taxes) for the cumulative effect of the change in accounting principle. The Company’s consolidated balance sheet as of December 31,

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

2004 includes fixed assets, net of accumulated depreciation, totaling CHF 53 million that are pledged as collateral on the obligations of the trust.

     The Company is not involved with any other significant entities in which it has ownership or other financial interests and that it currently does not consolidate, that are considered to be VIEs under FIN No. 46. Therefore, except as described above, the adoption of FIN No. 46 has not had a material effect on the Company’s results of operations or financial position.

Disclosures about pensions and other postretirement benefits

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company fully adopted the revised standard in 2003 (see Note 18).

Other

     There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2004 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2004 that were not required to be adopted during 2004, but will require adoption in 2005 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future.

Reclassifications

     Certain other minor reclassifications to the 2003 and 2002 financial statements and related footnotes amounts have been made to conform to the 2004 presentation.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

2. Exchange rates of principal currencies

			Statement of income			Balance sheet
			average rates			year-end rates
			2004	2003	2002	2004	2003
1	U.S. dollar	(USD)	1.24	1.35	1.56	1.15	1.25
1	British pound	(GBP)	2.27	2.20	2.34	2.21	2.21
1	Euro	(EUR)	1.54	1.52	1.47	1.54	1.56
100	Japanese yen	(JPY)	1.15	1.16	1.24	1.11	1.17

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

3. Acquisitions

     Effective May 31, 2004, the Company completed the acquisition of Raisio Chemicals Oy, from Raisio Group Oy, for a gross purchase price of approximately CHF 755 million comprising primarily of cash paid of CHF 662 million (EUR 436 million) and debt assumed of CHF 62 million.

     Raisio Chemicals, headquartered in Raisio, Finland supplies functional paper chemicals to the global paper and board industry. The acquisition strengthens the Segment Water and Paper Treatment’s position as a top-tier supplier in the global paper industry and provides further ‘one-stop-shop’ solutions for the Segment’s customer base, while also establishing a solid presence for the Company in Nordic and Russian markets.

     The acquisition has been accounted for under the purchase method. The other intangible assets acquired, being principally customer relationships, patents and developed technologies, are being amortized over a weighted average useful life of 22 years.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

4. Accounts receivable

	2004	2003
Accounts receivable	1 145	1 025
Allowance for doubtful accounts	(81)	(85)
Total	1 064	940

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

5. Inventories

	2004	2003
Raw materials	196	159
Work in process and finished goods	1 096	1 072
Total	1 292	1 231

     Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 46 million as of December 31, 2004 and CHF 50 million as of December 31, 2003.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

6. Property, plant and equipment

     Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2004 and 2003 were as follows:

	2004					2003
			Machinery
			and	Construction
	Land	Buildings	equipment	in progress	Total	Total
Cost at January 1,	99	1 855	5 447	152	7 553	7 700
Additions	0	5	43	246	294	233
Retirements/disposals	(1)	(45)	(86)	(2)	(134)	(157)
Changes in consolidation scope(i)	6	94	160	4	264	90
Currency adjustments	(3)	(50)	(149)	(5)	(207)	(213)
Other	11	22	75	(200)	(92)	(100)
Cost at December 31,	112	1 881	5 490	195	7 678	7 553
Accumulated depreciation at January 1,		(939)	(3 651)		(4 590)	(4 504)
Depreciation		(59)	(288)		(347)	(333)
Accumulated depreciation on retirements/disposals		17	75		92	98
Changes in consolidation scope		0	0		0	(21)
Currency adjustments		21	100		121	91
Other		14	47		61	79
Accumulated depreciation at December 31,		(946)	(3 717)		(4 663)	(4 590)
Net book value at December 31,	112	935	1 773	195	3 015	2 963

(i)	In 2004, changes in consolidation scope result primarily from the acquisition of Raisio Chemicals. In 2003, with the adoption of FIN No. 46, the Company began consolidating an entity from which it has leased a facility.

     The insurance value of the property, plant and equipment was approximately CHF 10 452 million at December 31, 2004 and CHF 10 485 million at December 31, 2003.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

7. Goodwill

     Changes in the carrying amount of goodwill by Segment from December 31, 2003 to December 31, 2004 were as follows:

			Foreign
			currency
	December 31,		translation	December 31,
	2003	Acquisitions	adjustments	2004
Plastic Additives	62	2	(2)	62
Coating Effects	189		0	189
Water & Paper Treatment	951	206	(3)	1 154
Textile Effects	156		0	156
Total	1 358	208	(5)	1 561

     Acquisitions in 2004 result mainly from the Raisio Chemicals acquisition in Segment Water & Paper Treatment.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

8. Other intangible assets

     Other intangible assets by major class consist of the following:

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2004	amount	amortization	value
Developed technology and know-how	782	(179)	603
Patents	84	(15)	69
Trademarks and tradenames	11	(1)	10
Minimum pension liability — intangible asset	8	0	8
Other	145	(12)	133
Total	1 030	(207)	823

			Net
	Gross carrying	Accumulated	carrying
December 31, 2003	amount	amortization	value
Developed technology and know-how	752	(150)	602
Patents	35	(9)	26
Trademarks and tradenames	4	0	4
Minimum pension liability — intangible asset	10	0	10
Other	8	(3)	5
Total	809	(162)	647

     The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, 2004 amortization amounted to CHF 47 million (2003: CHF 33 million and 2002: CHF 33 million). Based on the other intangible assets values at December 31, 2004, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2005: CHF 55 million, 2006: CHF 53 million, 2007: CHF 51 million, 2008: CHF 49 million, 2009: CHF 47 million, 2010 and thereafter CHF 560 million.

     Included in 2004 are other intangible assets recognized in connection with the acquisition of Raisio Chemicals, totaling CHF 233 million. These consist mainly of customer relationships of CHF 138 million (included in Other), patents of CHF 47 million and developed technology of CHF 30 million. These assets are being amortized over a weighted average useful life of 22 years.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

9. Financial investments and instruments

Fair value of financial investments and instruments

     The Company determines that, due to their short-term nature, financial assets and liabilities such as cash and cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.

     The book value and fair value of the Company’s long-term debt is as follows:

	2004		2003
	Book	Fair	Book	Fair
	value	value	value	value
Long-term debt, including current portion	3 175	2 677	3 188	3 202

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

Financial investments

	2004	2003
Investments in equity affiliates	147	137
Investments in unconsolidated companies	33	10
Total financial investments	180	147

     Investments in equity affiliates in 2004 include an amount of CHF 14 million resulting from the acquisition of Raisio Chemicals and its related equity affiliates.

     At December 31, 2004, the cumulative unrealized loss before tax on investments in unconsolidated companies, which is recorded in accumulated other comprehensive income, was CHF 1 million (December 31, 2003: CHF 1 million loss and December 31, 2002: no gain or loss). In 2002, the decline in the market values below the Company’s cost basis in its financial investments in unconsolidated companies, primarily the Company’s investment in Hexcel Corporation, was in management’s opinion no longer deemed to be temporary. As a result, a loss was realized in the Consolidated Statement of Income for 2002 of CHF 38 million (CHF 23 million, net of tax). In 2003, the Company sold its investment in Hexcel Corporation for net proceeds of CHF 21 million and realized a gain on the sale of CHF 16 million, which is included in the Consolidated Statement of Income for 2003.

     The most significant of investments in equity affiliates are Compagnie Industrielle de Monthey SA (investment interest maintained at 50 percent for 2004, 2003 and 2002), and Daihan Swiss Chemical Corp (investment interest maintained at 50 percent for all of 2002 and 2003, and until December 27, 2004). On December 27, 2004, Daihan Swiss Chemical Corp (Daihan Swiss) acquired the 50 percent of its shares that were not held by the Company and immediately cancelled such shares, which resulted in the Company obtaining ownership of 100 percent of Daihan Swiss. Daihan Swiss obtained the financing for this share repurchase with funds borrowed from the Company. The results of Daihan Swiss will be consolidated within the Company’s financial statements effective January 1, 2005.

     The following table presents as of December 31, 2004, 2003 and 2002, summarized financial information on a 100 percent basis for investments in companies accounted for using the equity method.

	2004	2003	2002
Sales	149	127	152
Income before taxes	1	4	21
Net income	(1)	2	16
Total assets	178	110	136
Shareholders’ equity	273	259	280

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

     The income from earnings of equity affiliates of CHF 1 million (CHF 3 million in 2003 and CHF 6 million in 2002) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 1 million (CHF 1 million in 2003 and CHF 2 million in 2002) is included in the Company’s provision for income taxes.

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

Foreign currency risk management

     A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

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

Information with respect to fair value hedges

     There was no hedge ineffectiveness for the Company’s fair value hedges in both 2004 and in 2003. Gains resulting from hedge ineffectiveness of fair value hedges of CHF 1 million for 2002 were recorded in ‘other financial expenses, net’, in the consolidated statements of income.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Information with respect to cash flow hedges

     The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2004, 2003 and 2002. At December 31, 2004, the Company had open forward contracts with maturity dates ranging from January 2005 to March 2005. At December 31, 2004, the fair value of open natural gas forward contracts was an unrealized gain of CHF 0.7 million, before taxes (2003: CHF 1.2 million; 2002: CHF 1.7 million) recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2004 and 2003, realized gains and losses recorded in cost of goods sold and hedge ineffectiveness were not significant.

Information with respect to other derivative financial instruments

     At December 31, 2004, the fair value of other derivative instruments not designated as accounting hedges was CHF 15 million (2003: CHF 41 million), consisting of CHF 19 million included in Prepaid and other current assets (2003: CHF 46 million) and CHF 4 million included in Accruals and other current liabilities (2003: CHF 5 million).

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

10. Other assets

	2004	2003
Prepaid pension costs	797	739
Deferred taxes	177	173
Loans to third parties and equity affiliates	19	73
Other	52	59
Total	1 045	1 044

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

11. Accruals and other current liabilities

	2004	2003
Payroll and employee benefits	178	201
Taxes other than income taxes	77	63
Interest	85	87
Rebates	44	52
Environmental remediation and compliance	32	28
Retirement and postemployment benefits	35	30
Deferred income taxes	70	68
Other	310	312
Total	831	841

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

12. Short-term debt

	2004	2003
Bank overdrafts	8	23
Loans	139	81
Other (i)	154	154
Current portion of long-term debt	258	1
Total	559	259

(i) Other includes employee and retiree deposits totaling CHF 141 million at December 31, 2004 and CHF 146 million at December 31, 2003.

     The Company maintains certain commercial paper programs. The principle programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2004 and 2003, no amounts were outstanding under these programs in the United States.

     The Company maintains a multicurrency revolving loan facility expiring 2006 that provides for borrowings in USD up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 45 percent of the applicable margin per annum, currently at 0.1125 percent, is paid on the unused portion of the facility. The loans bear interest at a rate of LIBOR plus 25 basis points, subject to adjustment on a sliding scale, in the range of LIBOR plus 22.5 to 42.5 basis points, depending on the Company’s debt rating. As of December 31, 2004 and 2003, there were no borrowings outstanding under this facility.

     The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2004 was 3.7 percent and at December 31, 2003 was 3.7 percent. Unused short-term credit lines totaled CHF 655 million at December 31, 2004 and CHF 601 million at December 31, 2003.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

13. Long-term debt

	2004	2003
Bonds and Euro Medium-Term Notes	3 036	3 071
Amounts owed to credit institutions	95	100
Other long-term debt	44	17
Total	3 175	3 188
Less: current portion of long-term debt	(258)	(1)
Total long-term debt	2 917	3 187

Bonds and Euro Medium-Term Notes				2004	2003

CHF	1000		3.25% Straight Bonds, principal due 2008	1 052	1 060
EUR	500		4.875% Unsecured Notes, principal due 2018	771	777
CHF	300		3.25% Straight Bonds, principal due 2009	302	303
USD	178		U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 2.88%)	206	224

Total bonds				2 331	2 364

EUR	114	(i)	4.875% Euro Medium-Term Note, principal due 2005	176	178
GBP	243		6.50% Euro Medium-Term Note, principal due 2013	529	529

Total Euro Medium-Term Notes				705	707

Total bonds and Euro Medium-Term Notes				3 036	3 071

(i)	The underlying note was denominated in German Marks (DEM 223).

     The annual maturities of long-term debt outstanding at December 31, 2004 are as follows: 2005 CHF 258 million; 2006 CHF 4 million; 2007 CHF 4 million; 2008 CHF 1 007 million; 2009 CHF 304 million; 2010 and thereafter CHF 1 552 million.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

14. Income taxes

     Income from continuing operations before income taxes and minority interest consists of the following:

	2004	2003	2002
Domestic	194	222	258
Foreign	178	217	315
Total income from continuing operations before income taxes and minority interest	372	439	573

     The provision for income taxes in 2004, 2003 and 2002 from continuing operations consists of the following:

	2004	2003	2002
Domestic	24	47	62
Foreign	42	48	42
Total current provision	66	95	104
Domestic	1	(3)	3
Foreign	17	(19)	45
Total deferred provision	18	(22)	48
Share of taxes from earnings of equity affiliates	1	1	2
Total provision for income taxes	85	74	154

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

In percent	2004	2003	2002
Expected tax rate	30	30	30
Non-deductible items	6	5	2
Tax free income	(2)	(1)	(2)
Income taxed at reduced rates	(4)	(8)	(3)
Changes in valuation allowance	(1)	1	0
Other	(6)	(10)	0
Effective tax rate	23	17	27

     “Non-deductible items” include the tax effect of amortization of other intangible assets in 2004, 2003 and 2002.

     “Income taxed at reduced rates” includes the tax effect of certain subsidiaries of the Company that operate in countries having lower tax rates.

     “Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future.

     In 2004, “Other” includes (4) percent for the release of previously established reserves following the settlement of certain outstanding tax matters. In addition, 2004 “Other” also includes the following usual items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 5 percent for taxes not based on profit such as franchise taxes and tax risk accruals and (3) percent for a variety of other adjustments, none of which is individually significant.

     In 2003, “Other” includes (10) percent for the release of previously established reserves, mostly the reserve released due to the settlement of a dispute between Novartis and the Company. In addition, 2003 “Other” also includes the following usual items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 6 percent for taxes not based on profit

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

such as franchise taxes and tax risk accruals and (2) percent for a variety of other adjustments, none of which is individually significant.

     In 2002, “Other” includes approximately 4 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes.

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2004 and 2003, were as follows:

Deferred tax assets	2004	2003
Pensions and other employee compensation	107	120
Inventory	34	21
Restructuring and special charges	10	10
Environmental reserves	148	164
Tax loss carryforwards	130	152
Other	155	74
Gross deferred tax assets	584	541
Valuation allowance	(110)	(121)
Net deferred tax assets	474	420
Deferred tax liabilities
Property, plant and equipment	(361)	(391)
Other	(306)	(199)
Gross deferred tax liabilities	(667)	(590)
Net deferred tax liabilities	(193)	(170)
Included in
Prepaid and other current assets	124	132
Other assets	177	173
Accruals and other current liabilities	(70)	(68)
Deferred income taxes	(424)	(407)
Net deferred tax liabilities	(193)	(170)

     In management’s opinion, the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 366 million, of which CHF 16 million will expire in the next five years and CHF 270 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2004, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 450 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

15. Other liabilities

	2004	2003
Environmental remediation and compliance	477	529
Retirement and postemployment benefits	665	693
Other	164	195
Total	1 306	1 417

     The environmental remediation and compliance accrual, including the current portion, decreased in 2004 by a net CHF 48 million (2003: CHF 57 million) as a result of a CHF 43 million (2003: CHF 22 million) usage of the accrual (see note 21) and a CHF 18 million (2003: CHF 35 million) reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

16. Shareholders’ equity

     The Company’s shareholders have approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of an additional 10 million registered shares with a par value of CHF 3 per share (2003: CHF 6 per share; 2002: CHF 9 per share). Of these 10 million shares, 6 million may be issued only through the exercise of option or conversion rights and the remaining 4 million may be issued until February 2006, but would be subject to certain transfer restrictions.

     At the Company’s Annual General Meeting on February 26, 2004, the shareholders voted in favor of a proposal made by the Board of Directors not to pay a dividend in 2004 (2003: no dividend payment; 2002: CHF 134 million paid on March 27, 2002). The shareholders approved an extraordinary payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 6 per share to CHF 3 per share. The capital reduction payment was made on May 14, 2004, totaling CHF 197 million (2003: CHF 206 million paid on May 23, 2003; 2002: CHF 69 million paid on June 28, 2002).

     The shareholders also approved the cancellation of 1 303 500 shares of treasury stock purchased in 2003 under the Company’s share buyback program. These treasury shares were cancelled on May 7, 2004.

     According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. The Company sold 1 963 591 shares in 2004 (1 202 797 shares in 2003 and 4 970 437 shares in 2002) of previously acquired treasury stock at market prices. In addition, in 2004, the Company purchased 3 589 462 shares of treasury stock (2003: 2 374 611 shares of treasury stock and 2 174 577 in 2002) at market prices. At December 31, 2004, the Company held 4 686 272 treasury shares (2003: 4 363 901 treasury shares).

     The Company designated a total of 3 751 972 shares in 2004 (3 496 234 shares in 2003) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and also for possible future cancellation under the Company’s share repurchase program. The remaining 934 300 shares in 2004 (867 667 shares in 2003) of treasury stock have been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive loss are as follows:

	2004	2003
Currency translation adjustment	(489)	(416)
Minimum pension liability, net of tax	(78)	(79)
Other, net of tax	0	2
Accumulated other comprehensive loss	(567)	(493)

     There was no deferred tax effect on the unrealized gains/(losses) on available-for-sale securities in either 2004 or in 2003. There was no deferred tax effect on cash flow hedges in either 2004 or in 2003 (in 2002: a tax expense of CHF 1 million). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 49 million in 2004 (2003: CHF 50 million; 2002: CHF 49 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

17. Stock based compensation plans

     The Company applies the fair value method of accounting as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

     In connection with the capital reduction of CHF 3 per share in 2003 (CHF 1 per share in 2002) (see note 16), the Company reduced the exercise price of its then outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of those capital reduction repricings. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing in 2003 was set by the investment bank . All exercise prices disclosed herein have been adjusted to reflect the capital reduction repricings. In connection with the capital reduction of CHF 3 per share in 2004, the exercise price of outstanding stock options was not changed.

     LEAP – As of December 31, 2004, a total of 1 042 782 share options that were granted in connection with one-time Leveraged Executive Asset Plan (LEAP) were outstanding. The options were granted in 1997 to the Company’s then key executives and non-executive Board members (participants), have an expiration date of March 15, 2005, and permit the holder thereof to purchase shares of the Company’s common stock at a price per share of CHF 107.16. Because the Company, upon establishment of the LEAP in 1997, paid a fee to a major investment bank to assume all of the Company’s obligations to the participants in the LEAP, the Company has no obligation to issue shares of its common stock nor any other obligation to the participants in connection with the LEAP.

     LTIP –The Company has a Long-Term Incentive Plan (LTIP), which grants options and restricted shares of common stock of the Company to senior management, other key employees and, in 2002, to non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise occur over three years. The options expire either five years or ten years after the date of grant. In 2002, no compensation expense was recorded for the options issued under this plan as the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. As a result of the adoption by the Company in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 3 million in 2004 (CHF 5 million in 2003) was recorded comprising of both current year awards and the unvested portion of prior year awards.

     The following table summarizes option activity under the LTIP during 2004, 2003 and 2002:

	Weighted average	Stock options
	exercise price	outstanding

Balance at December 31, 2001	119.63	1 778 449
Options granted	108.80	481 401
Options exercised	108.99	(32 098)
Options canceled/forfeited	111.07	(32 413)

Balance at December 31, 2002	117.53	2 195 339

Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)

Balance at December 31, 2003	109.34	2 080 622

Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)

Balance at December 31, 2004	108.32	1 771 757

     The following table summarizes the status of stock options outstanding and exercisable at December 31, 2004:

		Stock options outstanding		Stock options exercisable
	Weighted average		Weighted average		Weighted average
	exercise price	Number of	remaining	Number of	remaining
	- outstanding/	outstanding	contractual life	outstanding	contractual life
Exercise price range	exercisable	options	(in years)	options	(in years)

82.60 – 111.88	104.77/106.11	1 658 025	3.6	1 066 079	3.2
160.00	160.00/160.00	113 732	3.0	113 732	3.0

		1 771 757		1 179 811

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

     In connection with the LTIP 2004, the Company granted 154 996 restricted shares of common stock, which are restricted for three years from the date of grant, to 705 participants. The market value of the common stock at date of grant was CHF 95.30 per share. Compensation expense of approximately CHF 15 million has been recognized in 2004 related to the grant of these shares.

     ESOP — The Company has an Employee Stock Ownership Plan (ESOP) that enables substantially all employees to purchase annually up to 20 shares of common stock at a price equal to 85 percent of the average market price, defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares. These shares are restricted from resale for a period of three years from the date of purchase. During 2004, 1 590 employees (2003: 1 768 employees; 2002: 1 660 employees) purchased 28 715 shares (2003: 32 221 shares; 2002: 29 499 shares) for which approximately CHF 2 million (2003: CHF 2 million; 2002: CHF 3 million) was paid to the Company. In 2002, no compensation expense was recorded under this plan.

     MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 25 shares (prior to 2003, 20 shares) of common stock at CHF 15 per share (as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2004, 2003 and 2002:

	Exercise	Rights
	price	outstanding

Balance at December 31, 2001	15	302 740
Rights granted	15	86 040
Rights exercised	15	(18 500)

Balance at December 31, 2002	15	370 280

Rights granted	15	105 275
Rights exercised	15	(20 005)

Balance at December 31, 2003	15	455 550

Rights granted	15	104 200
Rights exercised	15	(22 955)

Balance at December 31, 2004	15	536 795

     Compensation expense is recorded in the year the rights are granted and, in 2004, CHF 9 million (2003: CHF 9 million; 2002: CHF 8 million) of compensation expense was recorded under this plan.

     PSP — The Company’s Performance Share Plan (PSP) expired in 2004. The PSP in 2001 had granted selected senior and key management and non-executive Board members the right to receive up to an aggregate 346 800 shares of common stock of the Company if certain future conditions were met. As these conditions were not met, no shares were issued under the PSP. In 2003, in accordance with the adoption of SFAS No. 123, as amended, the Company recorded CHF 1 million compensation expense for the fair value of the rights that vested during 2003.

Change in control and reserve of shares

     Upon a change in control of the Company (defined as 30 percent for LEAP and 33.33 percent for LTIP, each such amount being a percentage of total voting rights), the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     At December 31, 2004, the Company had approximately 2.0 million shares (2003: 2.2 million shares; 2002: 2.0 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

     The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options are as follows:

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	2004	2003	2002

Expected option lives in years	10.00	10.00	6.07
Expected volatility in percentage	25.00	25.00	23.00
Risk-free interest rate in percentage	2.62	2.28	3.23
Expected dividend yield in percentage	2.87	2.79	1.81
Weighted average fair value in CHF	21.85	19.60	24.05

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

Defined contribution pension plans

     In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 11 million in 2004, CHF 14 million in 2003 and CHF 16 million in 2002.

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

	2004			2003

	Funded	Unfunded	All	Funded	Unfunded	All
	plans	plans	plans	plans	plans	plans

Change in benefit obligation (PBO)
PBO, beginning of year	3 110	525	3 635	2 984	473	3 457
Service cost	79	9	88	76	8	84
Interest cost	149	27	176	143	28	171
Participant contributions	24	—	24	22	—	22
Actuarial (gain) loss	191	(8)	183	62	11	73
Plan amendments	(6)	—	(6)	(1)	—	(1)
Benefits paid	(133)	(26)	(159)	(149)	(25)	(174)
Foreign currency translation	(41)	(4)	(45)	(76)	29	(47)
Other	46	(1)	45	49	1	50

PBO, end of year	3 419	522	3 941	3 110	525	3 635

Change in plan assets Fair value of plan assets, beginning of year	2 936	—	2 936	2 789	—	2 789
Actual return on plan assets	219	—	219	240	—	240
Employer contributions	99	26	125	46	25	71
Participant contributions	24	—	24	22	—	22
Benefits paid	(133)	(26)	(159)	(149)	(25)	(174)
Foreign currency translation	(30)	—	(30)	(58)	—	(58)
Other	(6)	—	(6)	46	—	46

Fair value of plan assets, end of year	3 109	—	3 109	2 936	—	2 936

PBO funded status	(310)	(522)	(832)	(174)	(525)	(699)

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

   ABO status of funded pension plans

     The table below shows the ABO status at December 31, 2004 and 2003 of the Company’s funded pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO (under-funded):

	2004			2003

	Fully-	Under-	Total funded	Fully-	Under-	Total funded
Funded plans	funded	funded	plans	funded	funded	plans

Accumulated benefit obligation (ABO)	2 580	458	3 038	2 392	428	2 820
Fair value of plan assets	2 743	366	3 109	2 628	308	2 936

ABO status — fully (under) funded	163	(92)	71	236	(120)	116

Minimum pension liability

     For funded plans with ABO in excess of the fair value of plan assets, SFAS No. 87 requires that the Company record on its consolidated balance sheets a minimum pension liability amount such that the Company’s net pension liability is at least equal to the amount of the under-funded ABO. Net pension liability is the excess of pension liabilities over prepaid pension assets on the Company’s balance sheet.

     When recording a minimum pension liability, SFAS No. 87 requires the Company to record a corresponding intangible asset equal to the amount of any unrecognized prior service cost, with the remainder, if any, charged to other comprehensive income in shareholders’ equity. The recording of this additional minimum pension liability has no impact on the Company’s income from operations.

     The following table shows the components of the additional minimum pension liability as of December 31, 2004 and 2003 for those plans where such a liability was required to be recorded, mainly in the United States; together with a reconciliation to the ABO status of all of the Company’s under-funded pensions plans:

	2004	2003

Unrecognized prior service cost recorded as intangible asset	8	10
Recorded as other comprehensive income	127	129
Currency adjustments	(30)	(22)

Additional minimum pension liability	(105)	(117)
Prepaid pension asset already recorded	19	7

ABO status, plans where additional minimum liability required	(86)	(110)
Other under-funded plans, no additional minimum liability required	(6)	(10)

ABO status — All under-funded plans	(92)	(120)

ABO status of unfunded pension plans

     For the Company’s unfunded plans, the accrued pension liability exceeds the amount of existing unfunded ABO, therefore no additional minimum pension liability is required. The table below shows the ABO and related liabilities recorded at December 31, 2004 and 2003 for the Company’s unfunded defined benefit pension plans:

	2004	2003

Unfunded plans
Accumulated benefit obligation	489	490
Accrued pension liability	505	500

Liability recognized in excess of ABO	16	10

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

     Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2004 and 2003:

	2004			2003

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	Plans	All plans

Prepaid benefit cost(1)	799	—	799	740	—	740
Accrued benefit liability(1)	(108)	(505)	(613)	(132)	(500)	(632)
Minimum pension liability — intangible asset	8	—	8	10	—	10
Accumulated other comprehensive income, pre tax	127	—	127	129	—	129
Currency adjustments(2)	(30)	—	(30)	(22)	—	(22)

Net pension asset (liability) on consolidated balance sheets	796	(505)	291	725	(500)	225
Unrecognized net gain (loss)	(1 097)	(19)	(1 116)	(882)	(27)	(909)
Unrecognized prior service cost	(9)	2	(7)	(17)	2	(15)

PBO funded status	(310)	(522)	(832)	(174)	(525)	(699)

(1) Current and long-term portion
(2) Currency effect on the prior year additional minimum pension liability

Net defined benefit plan pension expense

     The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2004, 2003 and 2002 were:

	Funded plans			Unfunded plans			All plans

	2004	2003	2002	2004	2003	2002	2004	2003	2002

Service cost	79	76	88	9	8	7	88	84	95
Interest cost	149	143	155	27	28	27	176	171	182
Expected return on plan assets	(208)	(211)	(230)	—	—	—	(208)	(211)	(230)
Amortization of prior service cost	2	2	1	—	—	—	2	2	1
Other (gains), losses and amortization, net	2	(8)	(26)	—	1	1	2	(7)	(25)

Total net pension expense (income)	24	2	(12)	36	37	35	60	39	23

Key assumptions

     The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2004	2003

Discount (interest) rate	4.6%	4.9%
Rate of increase in compensation levels	2.3%	2.3%

     The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2004	2003	2002

Discount (interest) rate	4.9%	5.1%	5.3%
Rate of increase in compensation levels	2.3%	2.4%	2.9%
Expected long-term rate of return on plan assets	6.2%	6.2%	6.5%

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

Funded defined benefit pension plan assets

     The investment policies and strategies for plan assets held by funded defined benefit pension plans are directed toward the overriding target of achieving, on a long-term basis, the necessary return on plan assets to meet benefit obligations as they become payable. Factors included in the investment strategy for plan assets include achievement of consistent year-over-year results, effective risk management based on the level of each plan’s funding status, and effective plan cash flow management. Further, the investment policies generally exclude direct investments in the Company’s equity or debt securities.

     For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2004 and 2003, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2004, are as follows:

	Actual plan asset		Target plan asset
	allocation percentages at		allocation percentages at
	December 31		December 31,
	2004	2003	2004

Asset category
Equity securities	36%	34%	35% - 45%
Debt securities	48%	42%	40% - 50%
Real estate	12%	10%	5% - 15%
Other	4%	14%	0% - 10%

Total	100%	100%

     At December 31, 2004 and 2003, the Company’s pension plans did not own any Company common stock.

     The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

	Funded	Unfunded
Undiscounted expected benefit payments	plans	plans	All plans

2005	103	26	129
2006	109	27	136
2007	116	27	143
2008	126	28	154
2009	133	29	162
Aggregate for 2010 through 2014	805	158	963

     The amount expected to be contributed by the Company to it’s defined benefit pension plans during 2005 is CHF 129 million.

Other postretirement benefits

     The Company’s net liability for other postretirement benefits at December 31, 2004 was CHF 63 million (December 31, 2003: CHF 69 million) resulting principally from the postretirement healthcare plan in the United States. The Company’s other postretirement plans are not funded by the Company, did not require significant amounts to be recognized in the consolidated statements of income for 2004, 2003 or 2002, and are not expected to require significant future annual benefit payments.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

19. Earnings per share

     In 2004, 2003 and 2002, there was no difference between basic and diluted earnings per share for income from continuing operations. In 2004 the basic weighted average number of shares outstanding were 66 059 479 (2003: 68 361 123 and 2002: 68 549 964) and the diluted weighted average number of shares outstanding were 66 059 479 (2003: 68 361 123 and 2002: 68 575 058).

     In 2002, the difference of 25 094 in the weighted average number of shares outstanding was due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 107.09 and CHF 111.09, as their exercise prices were less than the average market price of the Company’s shares for 2002. In 2004 and 2003, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidilutive, that is, diluted earnings per share would be higher than basic earnings per share. For purposes of calculating basic and diluted earnings per share in 2004, 2003 and 2002 there was no required adjustment to the reported income from continuing operations or net income.

     The calculation of diluted earnings per share in 2004 excluded 1 783 225 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, in 2003 excluded 2 092 090 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, and in 2002 excluded 878 036 stock options outstanding with exercise prices between CHF 112.09 and CHF 181.70, as their inclusion would have been antidilutive. For the years ended December 31, 2003 and 2002, the calculation of diluted earnings per share excluded the convertible bonds issued in July 1998 and repaid in July 2003, as their inclusion would have been antidilutive.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

20. Related party transactions

Transactions with associated companies

     Investments in affiliates of CHF 147 million in 2004 and CHF 137 million in 2003 are included in financial investments and are described in Note 9.

     Loans receivable from equity affiliates of CHF 11 million in 2004 and CHF 10 million in 2003 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 10 million in 2004 and 2003, which bears interest at 3 percent in 2004 (2003: 1 percent).

     The Company had payables and accrued expenses to equity affiliates of CHF 12 million in 2004 and CHF 9 million in 2003, and short-term debt to equity affiliates of CHF 2 million in 2004 and CHF 1 million in 2003.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

21. Commitments and contingencies

Lease commitments

     The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2005 CHF 41 million; 2006 CHF 25 million; 2007 CHF 16 million; 2008 CHF 12 million; 2009 CHF 9 million; 2010 and thereafter CHF 25 million. Rental expense amounted to CHF 57 million in 2004, CHF 64 million in 2003 and CHF 67 million in 2002.

Purchase commitments

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

Guarantees

     In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2004, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 12 million expire in 2005 and CHF 5 million thereafter.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. As of December 31, 2004 the Company had issued CHF 31 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the “Environmental Matters” section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2004, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (2003: CHF 12 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2003: CHF 1 million).

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

     In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by the Huntsman Group) initiated arbitration proceedings against the Company as a result of a dispute over an agreement with a third party and a pension-related lawsuit. A court ruling has been issued in favor of the Company’s pension fund, which has been appealed to a superior court. This appeal is pending. The dispute and related arbitration proceedings regarding the agreement with the third party were settled during 2004 resulting in the release of previously established reserves totaling CHF 28 million, net of income taxes of CHF 9 million. Although the outcome of the pension-related litigation cannot be predicted with certainty, management is of the opinion that it will not have any material adverse effect on the financial position or results of operations of the Company.

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

Environmental matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 509 million as of December 31, 2004 and CHF 557 million as of December 31, 2003 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 48 million in 2004 compared to 2003 relates to usage of the provisions of CHF 43 million and a CHF 18 million reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals. The Company’s environmental protection and improvement cash expenditures were approximately CHF 54 million in 2004 (CHF 31 million in 2003), including investments in construction, operations and maintenance and usage of the provision.

     Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States based, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

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

     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is expected to take up to eight years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

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

     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2004, no remedial actions have been defined or required in a legally binding form.

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

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

22. Valuation and qualifying accounts and reserves

Allowance for doubtful accounts
For the year ended December 31,	2004	2003	2002
Balance at beginning of year	85	96	120
Additions charged to cost and expenses	24	22	50
Deductions credited to cost and expenses	(15)	(13)	(19)
Other, net (i)	(10)	(18)	(43)
Currency adjustments	(3)	(2)	(12)
Balance at end of year	81	85	96

Allowance for obsolete and slow moving inventory
For the year ended December 31,	2004	2003	2002
Balance at beginning of year	50	58	66
Additions charged to cost and expenses	17	20	23
Deductions credited to cost and expenses	(16)	(22)	(18)
Other, net (i)	(3)	(4)	(9)
Currency adjustments	(2)	(2)	(4)
Balance at end of year	46	50	58

Deferred income tax valuation allowance
For the year ended December 31,	2004	2003	2002
Balance at beginning of year	121	131	146
Additions charged to cost and expenses	11	22	10
Deductions credited to cost and expenses	(20)	(19)	(9)
Other, net (i)	3	0	0
Currency adjustments	(5)	(13)	(16)
Balance at end of year	110	121	131

(i)	Other, net is primarily additions applicable to acquisitions, amounts written-off and miscellaneous other adjustments, and for allowance for doubtful accounts in 2002, Other, net also included a reclassification to accrued liabilities for provisions that did not relate to accounts receivable.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

23. Restructuring and special charges

     In 2004, the Company implemented the “Shape” program, which is primarily designed to adapt and optimize production and the support organization of the Segment Water & Paper Treatment following the acquisition of Raisio Chemicals and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The program involves the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the United States. It is expected that this will result in the reduction of approximately 950 positions. The planned program completion date is 2007.

     The cost of the program is expected to total approximately CHF 174 million before taxes comprised of employee severance costs of CHF 93 million, asset impairment charges of CHF 55 million and other costs of CHF 26 million. During 2004, costs related to the program totaling CHF 80 million have been recognized in operating income in the consolidated statements of income comprised of employee severance costs of CHF 17 million, asset impairment charges of CHF 50 million and other costs of CHF 13 million. The fair values used to determine the asset impairment charges were established by calculating present values of the estimated future cash flows attributable to the affected assets.

     Restructuring and special charges for 2004 also includes CHF 11 million resulting from expensing the fair value of Raisio Chemicals’ in-process research and development activities that were acquired.