Form 20-F/A
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2006-01-31
CIK 1035497

As Filed with the Securities and Exchange Commission on January 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
American Depositary shares, Each representing one half of one ordinary share, nominal value CHF 1 per share	New York Stock Exchange

Ordinary shares, par value CHF 1 per share*

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

69 064 617 Registered Shares

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

Item 17 ☐                      Item 18 ☑

Explanatory Note

Explanatory Note

This Form 20-F/A amends Ciba Specialty Chemicals Holding Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed on February 1, 2005. This amendment includes revisions to the consolidated financial statements and certain of the notes thereto of Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries included in Item 18 — Financial Statements. These revisions, which are described in Note 1 to the Consolidated Financial Statements, have been made (1) to correct certain previously reported deferred income tax and pension related amounts, (2) to correct the fair value of long-term debt figure for 2004 that is disclosed in Note 9 to Consolidated Financial Statements, and (3) to reflect certain subsequent events as described in Note 24 — Subsequent Events (unaudited) to Consolidated Financial Statements. Related revisions have also been made to financial figures included in Item 3 — Key Information — Selected Financial Data, Item 4 — Information on the Company and Item 5 — Operating and Financial Review and Prospects.

Introduction
This Annual Report on Form 20-F relates to the registered shares with a nominal value of 1 Swiss franc per share (the “Shares”) of Ciba Specialty Chemicals Holding Inc., the American Depositary Shares (“ADSs”), each representing one half of one Share, and the American Depositary Receipts (“ADR”) evidencing the ADSs under the Deposit Agreement among the Company, Citibank, N.A. (the “Depositary”), and the registered holders and beneficial owners from time to time of the ADRs.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The tables below set forth selected consolidated financial data for the Company for the periods indicated and, for the years 2004, 2003 and 2002, are qualified by reference to, and should be read in conjunction with, the Company’s Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report, and Item 5 — Operating and Financial Review and Prospects.
The selected consolidated financial data as of December 31, 2004, 2003, 2002, 2001 and 2000, and for each of the years in the five-year period ended December 31, 2004, have been taken or are derived from the audited consolidated financial statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP.

	2004	2003	2002		2001	2000
	As restated (9)	As restated (9)	As restated (9)		As restated (9)	As restated (9)
Result of operations
Net sales	7 027	6 646	7 085		7 367	7 902
Operating income	521	563	769		753	873
Income from continuing operations, net of tax(1) (4) (5)	278	345	419		375	415
Income from discontinued operations, net of tax(5)	28	0	0		0	34
Cumulative effect of change in accounting principles, net of tax	0	(16)	0		2	0
Net income(1) (4)	306	329	419		377	449
Earnings per share, basic and diluted
Continuing operations(1)(4)	4.21	5.05	6.12	(10)	5.64	6.26
Discontinued operations(5)	0.43	0.00	0.00		0.00	0.50
Cumulative effect of change in accounting principles	0.00	(0.23)	0.00		0.04	0.00
Net income per share(1) (4)	4.64	4.82	6.12	(10)	5.68	6.76
Equity per share	62.78	62.76	63.55		59.36	56.96
Dividend per share(6)	1.00	0.00	0.00		2.00	2.00
Capital reduction per share(6)	2.00	3.00	3.00		1.00	0.00
Weighted average number of shares outstanding
Basic	66 059 479	68 361 123	68 549 964		66 419 147	66 311 879
Diluted	66 059 479	68 361 123	72 036 457		66 419 147	66 311 879

Other data - continuing operations
Net sales development percentage	6%	(6)%	(4)%		(7)%	9%
Depreciation and amortization of other intangibles	394	366	385		408	406
Amortization of goodwill	0	0	0		61	64
Restructuring and special charges	91	0	0		0	2
Adjusted EBITDA(11)	915	929	1 154		1 222	1 343
Operating income margin	7.4%	8.5%	10.9%		10.2%	11.0%
Adjusted EBITDA margin	13.0%	14.0%	16.3%		16.6%	17.0%
Capital expenditures	294	233	250		259	249
Research and development	288	281	294		276	293
Personnel costs	1 761	1 722	1 771		1 804	2 047
Number of employees at year end	19 338	18 658	19 007		19 683	20 306

Balance sheet data
Current assets	4 381	4 936	5 306		4 819	4 788
Property, plant and equipment, net	3 015	2 963	3 196		3 565	3 787
Total assets	10 996	11 095	11 811		11 732	12 127
Short-term debt	559	259	1 496		316	371
Long-term debt	2 917	3 187	2 344		3 678	3 859
Common stock	212	433	649		721	721
Shareholders’ equity	4 152	4 253	4 381		3 926	3 777

Business segment data(7)	2004	2003	2002	2001	2000
	As restated (9)	As restated (9)	As restated (9)	As restated (9)	As restated (9)
Plastic Additives
Net sales	1 895	1 822	1 903	1 913	2 023
Operating income	224	165	225	256	285
Depreciation and amortization of other intangible assets	95	100	107	119	108
Adjusted EBITDA	319	265	332	375	393
Operating income margin	11.9%	9.1%	11.8%	13.4%	14.1%
Adjusted EBITDA margin	16.8%	14.6%	17.5%	19.6%	19.4%

Coating Effects
Net sales	1 818	1 807	1 920	1 944	2 118
Operating income	291	298	335	310	370
Depreciation and amortization of other intangible assets	103	97	99	99	104
Adjusted EBITDA	394	395	434	409	474
Operating income margin	16.0%	16.5%	17.4%	15.9%	17.5%
Adjusted EBITDA margin	21.7%	21.8%	22.6%	21.0%	22.4%

Water & Paper Treatment
Net sales	2 014	1 616	1 718	1 837	1 920
Operating income	128	125	163	147	182
Depreciation and amortization of other intangible assets	131	103	108	114	113
Adjusted EBITDA	259	228	271	261	295
Operating income margin	6.3%	7.8%	9.5%	8.0%	9.5%
Adjusted EBITDA margin	12.8%	14.1%	15.8%	14.2%	15.4%

Textile Effects
Net sales	1 300	1 401	1 544	1 673	1 841
Operating income	61	68	140	180	204
Depreciation and amortization of other intangible assets	56	60	66	68	71
Adjusted EBITDA	117	128	206	248	275
Operating income margin	4.7%	4.9%	9.1%	10.8%	11.1%
Adjusted EBITDA margin	9.0%	9.2%	13.4%	14.8%	14.9%

Discontinued operations(8)
Net sales					774
Operating income					57
Gain on sale, net of tax					34

Restructuring and special charges are corporate items and are therefore not reflected in the Company’s segments. Accordingly, segment operating income and adjusted EBITDA, and related margins thereof, are not impacted by restructuring and special charges.

Trading prices on the Swiss Exchange
(Price per share in CHF)
Annual highs	96.14	101.50	128.00	115.75	122.50
Annual lows	76.70	74.75	89.75	75.00	94.25
Period End	86.50	92.37	89.79	95.81	101.35

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 had SFAS No. 142 been applied retroactively for all periods presented, would have been: income from continuing operations, net of tax - in 2001 CHF 436 million, in 2000 CHF 479 million; basic and diluted earnings per share for income from continuing operations - in 2001 CHF 6.56, in 2000 CHF 7.22; net income - in 2001 CHF 438 million, in 2000 CHF 513 million; basic and diluted earnings per share for net income - in 2001 CHF 6.60, in 2000 CHF 7.73. For the year 2000, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations.

(2)	The Company applied FASB Interpretation No. 46 to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(4)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations, net of tax would have been – in 2002 CHF 408 million, in 2001 CHF 363 million, in 2000 CHF 407 million; pro forma basic earnings per share for income from continuing operations would have been – in 2002 CHF 5.96, in 2001 CHF 5.46, in 2000 CHF 6.14; pro forma diluted earnings per share for income from continuing operations would have been – in 2002 CHF 5.95, in 2001 CHF 5.46, in 2000 CHF 6.14; pro forma net income would have been – in 2002 CHF 408 million, in 2001 CHF 365 million and in 2000 CHF 441 million; pro forma basic per share for net income would have been – in 2002 CHF 5.96, in 2001 CHF 5.49 and in 2000 CHF 6.14; pro forma diluted earnings per share for net income would have been – in 2002 CHF 5.95, in 2001 CHF 5.49 and in 2000 CHF 6.14.

(5)	The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company’s Performance Polymers business, which was sold on May 31, 2000. This gain includes income from continuing operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. See footnote (8) below. The 2004 income from discontinued operations of CHF 28 million resulted from the release of previously established reserves following the settlement in 2004 of a dispute and related arbitration proceedings that had been initiated by Vantico, the purchaser of the Performance Polymers business.

(6)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2005 totaling CHF 3 per share, based on 2004 results, consisting of a dividend of CHF 1 per share and a capital reduction of CHF 2 per share, which is reflected in the 2004 column in the table above. The dividend and capital reduction are subject to shareholder approval at the Annual General Meeting to be held on March 3, 2005. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 3 per share by CHF 2 per share to CHF 1 per share. The Company expects, subject to various conditions and approval that the payments of the capital reduction will be made to the shareholders on May 18, 2005.

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

See Note 24 (unaudited) to Consolidated Financial Statements in Item 18 — Financial Statements.

(7)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation. In addition, in 2004 the Company reorganized from five into four reporting segments and restated all current and prior period segment information to reflect the new structure.

(8)	Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division’s business and do not include an allocation of the Company’s interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000.

(9)	As is described in note 1 to the consolidated financial statements included in Item 18 — Financial Statements, certain amounts presented for 2004, 2003 and 2002 have been restated to correct certain previously reported deferred income tax and pension related amounts. The effect of these corrections on the Company’s results of operations is as follows: 2004 — increase income tax expense by CHF 7 million, decrease net income by CHF 5 million and decrease basic and diluted net income per share by CHF 0.07; 2003 — increase income tax expense by CHF 7 million, decrease net income by CHF 15 million and decrease basic and diluted net income per share by CHF 0.21; 2002 — decrease income tax expense by CHF 32 million, increase net income by CHF 13 million and increase basic and diluted net income per share by CHF 0.20 and CHF 0.19, respectively. In addition, certain amounts presented for 2001 and 2000 have been restated to correct certain previously reported deferred income tax and pension related amounts. The effect of these corrections on the Company’s results of operations for these years is as follows; 2001 — decrease income tax expense by CHF 3 million, decrease net income by CHF 5 million and decrease basic and diluted net income per share by CHF 0.08; 2000 — increase the opening balance of shareholder’s equity by CHF 22 million, decrease income tax expense by CHF 0 million, decrease net income by CHF 3 million and decrease basic and diluted net income per share by CHF 0.05.

(10)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 6.11 for both income from continuing operations and net income.

(11)	Adjusted EBITDA and adjusted EBITDA margin derived therefrom are non-U.S. GAAP financial measures. For further discussion of the use of this measure, see the Financial Review and Use of Certain Supplementary Indicators sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations Item 5 — Operating and Financial Review and Prospects.

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

In 2004, the Company had net sales from continuing operations of CHF 7 027 million, operating income of CHF 521 million and net income of CHF 306 million.

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

Amounts in CHF millions, except percentages	2004	2003	2002
			As restated (a)
Total Segment net sales	1 895	1 822	1 903
Operating income	224	165	225
Capital expenditures	76	64	94
Research and development expenditures	97	107	107
Contribution to the consolidated Company net sales from continuing operations, in %	26.9%	27.4%	26.9%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Amounts in CHF millions, except percentages	2004	2003	2002
		As restated (a)	As restated (a)
Total Segment net sales	1 818	1 807	1 920
Operating income	291	298	335
Capital expenditures	82	79	74
Research and development expenditures	101	95	100
Contribution to the consolidated Company net sales from continuing operations, in %	25.9%	27.2%	27.1%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Amounts in CHF millions, except percentages	2004	2003	2002
	As restated (a)	As restated (a)	As restated (a)
Total Segment net sales	2 014	1 616	1 718
Operating income	128	125	163
Capital expenditures	81	55	45
Research and development expenditures	42	33	33
Contribution to the consolidated Company net sales from continuing operations, in %	28.7%	24.3%	24.2%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Amounts in CHF millions, except percentages	2004	2003	2002
		As restated (a)	As restated (a)
Total Segment net sales	1 300	1 401	1 544
Operating income	61	68	140
Capital expenditures	35	29	34
Research and development expenditures	29	32	36
Contribution to the consolidated Company net sales from continuing operations, in %	18.5%	21.1%	21.8%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Year in review – 2004 compared to 2003

Results of operations	2004	2003
	As restated (a)	As restated (a)
Net sales	7 027	6 646
Gross profit	2 171	2 067
Operating income	521	563
Income from continuing operations	278	345
Income from discontinued operations, net of tax	28	0
Cumulative effect of change in accounting principles	0	(16)
Net income	306	329
Earnings per share, basic and diluted
Continuing operations	4.21	5.05
Discontinued operations	0.43	0.00
Cumulative effect of change in accounting principles	0.00	(0.23)
Net income per share	4.64	4.82
Other data
Depreciation and amortization of other intangible assets	394	366
Restructuring and special charges	91	0
Adjusted EBITDA (1)	915	929
Net cash provided by operating activities	631	1 033
Net cash used in investing activities	(1 051)	(239)
Net cash provided by (used in) financing activities	(304)	(742)
Free cash flow (1)	259	728
Net debt (1)	1 840	1 049
Shareholders’ equity at year end	4 152	4 253
Dividend per share (2)	1.00	0.00
Capital reduction per share (2)	2.00	3.00
Key performance ratios
Net sales development	6%	(6)%
Net sales development in local currencies	8%	0%
Expressed as a percentage of sales:
Gross profit	30.9%	31.1%
Operating income	7.4%	8.5%
Income from continuing operations	4.0%	5.2%
Net income	4.4%	5.0%
Adjusted EBITDA	13.0%	14.0%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(1)	Adjusted EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2005 totaling CHF 3 per share, based on 2004 results, consisting of a dividend of CHF 1 per share and a capital reduction of CHF 2 per share, which is reflected in the table above. The per share amounts presented above for 2003 reflect that no dividend was paid in 2004, based on 2003 results, as well as the capital reduction approved by the Company’s shareholders in 2004, based on 2003 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6. Directors, Senior Management and Employees - Dividends and Dividend Policy.

See Note 24 (unaudited) to Consolidated Financial Statements in Item 18 — Financial Statements.

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

Operating income decreased to CHF 521 million from CHF 563 million in 2003. Operating income margin was also lower in 2004 at 7.4 percent of sales compared to 8.5 percent in 2003. These decreases were primarily attributable to the CHF 80 million of restructuring expenses incurred in 2004 in connection with Project Shape, in addition to the expensing of acquired in-process research and development costs of CHF 11 million resulting from the Raisio Chemicals acquisition.

Cash flow and balance sheet review

Cash flows from operating activities in 2004 were, as expected, substantially lower than 2003, which had benefited by CHF 229 million from reductions in inventories and receivables. During 2004, approximately CHF 46 million of cash outflows were attributable directly to specific events at Raisio Chemicals, consisting of the build up of current assets for two new plants in China, higher receivables following the cessation of factoring and seasonal cash flow patterns in the starch business. In addition, the Company had higher payments for taxes, interest and contributions to certain of its pension plans. These factors, together with a combined CHF 107 million of higher capital expenditures and lower proceeds from sales of assets, resulted in lower free cash flow of CHF 259 million compared to CHF 728 million in 2003.

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

Selling, general and administrative costs increase; lower in sales terms

Selling, general and administrative expenses in Swiss francs increased by CHF 32 million to CHF 1 225 million in 2004, an increase of 3 percent from CHF 1 193 million last year. This was mainly due to acquisition effects. However as a percentage of sales selling, general and administrative expenses decreased to 17.4 percent of sales in 2004 from 18.0 percent in 2003, partially due to the relatively lower fixed to total cost structure of Raisio Chemicals. Underlying costs on a comparable basis were stable.

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

Operating income and adjusted EBITDA lower due to acquisition and restructuring effects

	2004	2003
	As restated (a)	As restated (a)
Operating income	521	563
Adjusted EBITDA	915	929
Operating income margin	7.4%	8.5%
Adjusted EBITDA margin	13.0%	14.0%
2004 compared to 2003
Operating income	(7)%	(27)%
Adjusted EBITDA	(2)%	(20)%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income decreased by 7 percent to CHF 521 million in 2004 from CHF 563 million in 2003. Expressed as a percentage of sales, operating income fell to 7.4 percent in 2004 from 8.5 percent in the prior year. Despite higher sales volumes and positive acquisition effects that helped offset price erosion and adverse currency development, operating income decreased due to restructuring charges totaling CHF 80 million incurred in connection with Project Shape and special charges totaling CHF 11 million consisting of the expensing of the fair value of acquired in-process research and development activities in connection with the acquisition of Raisio Chemicals. Without these items, in 2004 operating income would have been CHF 612 million, or 8.7 percent of sales. See Note 23 to Consolidated Financial Statements in Item 18 – Financial Statements.

As a result of the decline in operating income as described above, adjusted EBITDA in 2004 decreased to CHF 915 million, a decrease of CHF 14 million from CHF 929 million in the prior year. Currency adjusted EBITDA increased by CHF 29 million from 2003. Adjusted EBITDA margin decreased to 13.0 percent of sales in 2004 from 14.1 percent in 2003.

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

Operating income and adjusted EBITDA	2004	2003
Operating Income:
Absolute in CHF	224	165
As a percentage of sales (operating income margin)	11.9%	9.1%
Adjusted EBITDA:
Absolute in CHF	319	265
As a percentage of sales (adjusted EBITDA margin)	16.8%	14.6%

Operating income and adjusted EBITDA increased both in absolute terms and as a percentage of sales. Despite an increase in raw material costs in the latter part of the year, gross margins improved due to the combined effects of positive sales volume mix development and also productivity gains that resulted from higher plant utilization levels. Selling, general and administration expenses were higher, both in local currencies and to a lesser extent in Swiss francs. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

Asset management	2004	2003
	As restated (a)
Net current operating assets:
Absolute in CHF	393	362
As a percentage of sales	21%	20%
Capital expenditures in CHF	76	64
Invested capital in CHF	1 321	1 247
Total assets in CHF	1 603	1 514

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Operating income and adjusted EBITDA	2004	2003
		As restated (a)
Operating Income:
Absolute in CHF	291	298
As a percentage of sales (operating income margin)	16.0%	16.5%
Adjusted EBITDA:
Absolute in CHF	394	395
As a percentage of sales (adjusted EBITDA margin)	21.7%	21.8%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income and adjusted EBITDA decreased both in absolute terms and as a percentage of sales. Margins deteriorated due to sales price erosion, higher production costs that resulted mainly from higher personnel costs, and adverse currency development. These were partially offset by positive volume mix gains and lower residual capacity costs resulting from increased capacity utilization. Selling, general and administrative costs increased due to higher personnel costs. Investment in research and development was approximately 6 percent of sales.

Asset management	2004	2003
	As restated (a)	As restated (a)
Net current operating assets:
Absolute in CHF	501	520
As a percentage of sales	28%	29%
Capital expenditures in CHF	82	79
Invested capital in CHF	1 843	1 762
Total assets in CHF	2 090	2 009

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Including acquisition effects, sales development was positive across all regions in both local currencies and to a lesser extent in Swiss francs.

Operating income and adjusted EBITDA	2004	2003
	As restated (a)	As restated (a)
Operating Income:
Absolute in CHF	128	125
As a percentage of sales (operating income margin)	6.3%	7.8%
Adjusted EBITDA:
Absolute in CHF	259	228
As a percentage of sales (adjusted EBITDA margin)	12.8%	14.1%

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income decreased both in absolute terms and as a percentage of sales. Adjusted EBITDA increased in absolute terms but decreased as a percentage of sales. Gross profit was higher in absolute terms, benefiting from higher capacity utilization levels in addition to favorable acquisition and volume mix gains that compensated for sales price reductions and higher costs for raw materials. Gross margins overall however decreased as a percentage of sales due to relatively higher variable to total cost ratio of Raisio Chemicals’ sales. Selling, general and administrative costs were much higher in both Swiss francs and in local currencies, chiefly due to acquisition effects, leading to a further reduction in net margins. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2004	2003
	As restated (a)	As restated (a)
Net current operating assets:
Absolute in CHF	458	346
As a percentage of sales	23%	21%
Capital expenditures in CHF	81	55
Invested capital in CHF	3 164	2 411
Total assets in CHF	3 508	2 640

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Operating income and adjusted EBITDA	2004	2003

		As restated (a)
Operating Income:
Absolute in CHF	61	68
As a percentage of sales (operating income margin)	4.7%	4.9%
Adjusted EBITDA:
Absolute in CHF	117	128
As a percentage of sales (adjusted EBITDA margin)	9.0%	9.2%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income and adjusted EBITDA decreased in both absolute terms and as a percentage of sales, mainly due to the difficult sales environment. The Segment again managed to partially mitigate this effect through further cost reductions in the production area combined with lower raw material costs. Selling, general and administrative costs were also lower in Swiss francs and in local currencies compared to the prior year. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2004	2003

	As restated (a)	As restated (a)
Net current operating assets:
Absolute in CHF	393	439
As a percentage of sales	30%	31%
Capital expenditures in CHF	35	29
Invested capital in CHF	1 158	1 111
Total assets in CHF	1 361	1 300

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Subsequent event -Impairment in 2005 of certain long-lived assets of Segment Textile Effects

In 2005, certain of the Segment’s long-lived assets were tested for impairment of their carrying values. As a result, an impairment charge of CHF 583 million was recorded in December 2005. See Note 24 (unaudited) to Consolidated Financial Statements in Item 18 - Financial Statements.

Consolidated balance sheets

Selected balance sheet data as of December 31,	2004	2003

	As restated (a)	As restated (a)
Cash and cash equivalents and short-term investments	1 636	2 397
Total assets	10 996	11 095
Total shareholders’ equity	4 152	4 253

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Cash flows from operating activities	2004	2003

	As restated (a)	As restated (a)
Net income	306	329
Deduct net income form discontinued operatons, net of tax	(28)	0
Depreciation and amortization	394	366
Net change in operating assets and liabilities	(226)	302
Other, net	185	36
Net cash provided by operating activities	631	1 033

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Free cash flow	2004	2003
Net cash from continuing operations	631	1 033
Less: net cash used in investing activities	(1 051)	(239)
Add: (sale) acquisition of businesses, net of cash	810	71
Less: dividends(1)	(131)	(137)
Free cash flow	259	728

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount (see the Operational Review section of this Management’s Discussion and Analysis above).

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

Free cash flow was lower by CHF 469 million in 2004 compared to prior year. This was mainly due to lower cash from operating activities in 2004, as the Company’s investment in working capital increased due to sales growth.

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

Year in review – 2003 compared to 2002

Results of operations	2003	2002

	As restated (a)	As restated (a)
Net sales	6 646	7 085
Gross profit	2 067	2 356
Operating income	563	769
Income from continuing operations	345	419
Income from discontinued operations, net of tax	0	0
Cumulative effect of change in accounting principles	(16)	0
Net income	329	419
Earnings per share, basic and diluted
Continuing operations	5.05	6.12 (3)
Discontinued operations	0.00	0.00
Cumulative effect of change in accounting principles	(0.23)	0.00
Net income per share	4.82	6.12 (3)
Other data
Depreciation and amortization of other intangible assets	366	385
Adjusted EBITDA (1)	929	1 154
Net cash provided by operating activities	1 033	1 038
Net cash used in investing activities	(239)	(349)
Net cash provided by (used in) financing activities	(742)	144
Free cash flow (1)	728	671
Net debt (1)	1 049	1 463
Shareholders’ equity at year end	4 253	4 381
Dividend per share (2)	0.00	0.00
Capital reduction per share (2)	3.00	3.00
Key performance ratios
Net sales development	(6)%	(4)%
Net sales development in local currencies	0%	3%
Expressed as a percentage of sales:
Gross profit	31.1%	33.3%
Operating income	8.5%	10.9%
Income from continuing operations	5.2%	5.9%
Net income	5.0%	5.9%
Adjusted EBITDA	14.0%	16.3%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(1)	Adjusted EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	The per share amounts presented above reflect that no dividends were paid in 2004, based on 2003 results, nor in 2003, based on 2002 results, as well as the capital reductions approved by the Company’s shareholders in 2004, based on 2003 results, and in 2003, based on 2002 results.

(3)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 6.11 for both income from continuing operations and net income.

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

Operating income decreased by CHF 206 million to CHF 563 million compared to CHF 769 million in 2002. Operating income margin was also lower in 2003 at 8.5 percent compared to 10.9 percent in 2002.

Income from continuing operations was CHF 345 million or CHF 5.05 per share in 2003, compared to CHF 419 million or CHF 6.11 per share in the prior year. Net income was CHF 329 million or CHF 4.82 per share in 2003 compared to CHF 419 million or CHF 6.11 per share in the prior year.

The Company’s adjusted EBITDA and adjusted EBITDA margin, respectively, were CHF 929 million and 14.0 percent in 2003 compared to CHF 1 154 million and 16.3 percent in 2002.

Cash flow review – Strong operating cash flow enables further strengthening of balance sheet

The Company continued its trend of generating net cash from operating activities in excess of CHF 1 billion and increased free cash flow by 8 percent over prior year to CHF 728 million by offsetting the impact of lower operating performance described above with a successful program in the fourth quarter to substantially reduce its net current operating assets. Every segment succeeded in reducing its working capital requirements. Overall inventories and receivables were reduced significantly resulting in the ratio of net current operating assets to sales decreasing significantly to 24.7 percent. The ratio of inventories to sales dropped from 20.4 percent in 2002 to 18.5 percent in 2003 and the ratio of receivables to sales dropped from 14.3 percent in 2002 to 14.1 percent in 2003.

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

Selling, general and administrative expenses stable

Selling, general and administrative expenses in Swiss francs decreased by CHF 73 million, from CHF 1 266 million in 2002 to CHF 1 193 million in 2003. In local currencies, these costs remained stable. Selling, general and administrative expenses expressed as a percentage of sales were 18.0 percent in 2003 compared to 17.9 percent in the prior year. Higher costs for pensions and insurance were incurred in 2003. Further headcount reductions were made in order to align the Company’s cost structure with its business needs.

Investment in research and development sustained

Research and development expenses as a percentage of sales remained at 4.2 percent in 2003 as for 2002. In absolute terms, research and development expenses decreased slightly by CHF 13 million to CHF 281 million in 2003 from CHF 294 million in 2002. This was mainly due to currency effects.

The Company has historically invested approximately 4 percent of sales in research and development activities.

Operating income and adjusted EBITDA adversely affected by lower sales levels and unfavorable currency developments

	2003	2002

	As restated (a)	As restated (a)
Operating income	563	769
Adjusted EBITDA	929	1 154
Operating income margin	8.5%	10.9%
Adjusted EBITDA margin	14.0%	16.3%
2003 compared to 2002
Operating income	(27)%	2%
Adjusted EBITDA	(20)%	(6)%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income fell by CHF 206 million in 2003, and operating income margin deteriorated to 8.5 percent of sales in 2003 from 10.9 percent in the prior year. Contributing to this result was the combined effect of adverse currency development, sales price reductions that were partially offset by volume increases, and a stable cost base achieved through tight expense control during the year. The strengthening of the Swiss franc against the U.S. dollar, and to a lesser extent, against most other major currencies negatively impacted operating income by approximately CHF 111 million in 2003.

Adjusted EBITDA decreased to CHF 929 million in 2003 compared to CHF 1 154 million in the prior year, of which approximately CHF 134 million was due to unfavorable currency developments. Adjusted EBITDA margin decreased to 14.0 percent of sales in 2003 from 16.3 percent in 2002.

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

Operating income and adjusted EBITDA	2003	2002

		As restated (a)
Operating Income:
Absolute in CHF	165	225
As a percentage of sales (operating income margin)	9.1%	11.8%
Adjusted EBITDA:
Absolute in CHF	265	332
As a percentage of sales (adjusted EBITDA margin)	14.6%	17.5%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income and adjusted EBITDA decreased primarily due to lower sales and a strongly adverse currency impact. Operating expenses remained at prior year levels in local currencies and were lower in Swiss francs, although idle capacity costs increased due to both start-ups of additional capacity and temporary plant shutdowns for inventory reduction purposes. These higher idle capacity costs coupled with raw material price increases and adverse sales price development resulted in lower gross profit levels. Selling, general and administration expenses were lower both in Swiss francs and in local currencies. The Segment maintained its investment level in research and development activities at approximately 6 percent of sales.

Asset management	2003	2002

		As restated (a)
Net current operating assets:
Absolute in CHF	362	409
As a percentage of sales	20%	22%
Capital expenditures in CHF	64	94
Invested capital in CHF	1 247	1 352
Total assets in CHF	1 514	1 625

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Operating income and adjusted EBITDA	2003	2002

	As restated (a)	As restated (a)
Operating Income:
Absolute in CHF	298	335
As a percentage of sales (operating income margin)	16.5%	17.4%
Adjusted EBITDA:
Absolute in CHF	395	434
As a percentage of sales (adjusted EBITDA margin)	21.8%	22.6%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income and adjusted EBITDA decreased both in absolute terms and as a percentage of sales, mainly due to lower sales and unfavorable currency development. Production expenses were lower in Swiss francs despite increases in utility costs. Lower raw material and production expenses could not fully offset the effects of sales price declines and adverse currency developments, resulting in gross profit deterioration in both absolute and intensity terms. Selling, general and administrative costs were lower in Swiss francs and were stable in local currencies. Investment in research and development continued at the previous high level of approximately 5 percent of sales.

Asset management	2003	2002

	As restated (a)	As restated (a)
Net current operating assets:
Absolute in CHF	520	575
As a percentage of sales	29%	30%
Capital expenditures in CHF	79	74
Invested capital in CHF	1 762	1 826
Total assets in CHF	2 009	2 098

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Operating income and adjusted EBITDA	2003	2002

	As restated (a)	As restated (a)
Operating Income:
Absolute in CHF	125	163
As a percentage of sales (operating income margin)	7.8%	9.5%
Adjusted EBITDA:
Absolute in CHF	228	271
As a percentage of sales (adjusted EBITDA margin)	14.1%	15.8%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income and adjusted EBITDA decreased both in absolute terms and as a percentage of sales. These decreases were due to sales price reductions and higher raw materials costs that could only be partially offset by lower production costs in Swiss francs, although these increased slightly in local currencies. Positive sales volume gains only partially offset the above negative effects. Selling, general and administrative costs were lower in Swiss francs and slightly lower in local currencies. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2003	2002

	As restated (a)	As restated (a)
Net current operating assets:
Absolute in CHF	346	397
As a percentage of sales	21%	23%
Capital expenditures in CHF	55	45
Invested capital in CHF	2 411	2 590
Total assets in CHF	2 640	2 813

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Operating income and adjusted EBITDA	2003	2002

	As restated (a)	As restated (a)
Operating Income:
Absolute in CHF	68	140
As a percentage of sales (operating income margin)	4.9%	9.1%
Adjusted EBITDA:
Absolute in CHF	128	206
As a percentage of sales (adjusted EBITDA margin)	9.2%	13.4%

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Operating income and adjusted EBITDA decreased in both absolute terms and as a percentage of sales, reflective of the overall weak sales performance. The Segment successfully realigned certain key components of its productive infrastructure, with the result that operating expenses were below prior year levels in both Swiss francs and, to a lesser extent, local currencies. Selling, general and administrative costs were lower in Swiss francs compared to the prior year, due to the lower cost base achieved primarily from further headcount reductions. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2003	2002

	As restated (a)	As restated (a)
Net current operating assets:
Absolute in CHF	439	532
As a percentage of sales	31%	34%
Capital expenditures in CHF	29	34
Invested capital in CHF	1 111	1 287
Total assets in CHF	1 300	1 492

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Cash flows

Cash flows from operating activities	2003	2002

	As restated (a)	As restated (a)
Net income	329	419
Depreciation and amortization	366	385
Net change in operating assets and liabilities	302	8
Other, net	36	226
Net cash provided by operating activities	1 033	1 038

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

In connection with its share buy-back program initiated in 2003, the Company purchased 1.3 million treasury shares for CHF 117 million.

Free cash flow	2003	2002
Net cash from continuing operations	1 033	1 038
Less: net cash used in investing activities	(239)	(349)
Add: (sale) acquisition of businesses, net of cash	71	116
Less: dividends(1)	(137)	(134)
Free cash flow	728	671

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount.

Free cash flow generation in 2003 remained strong, growing by CHF 57 million over the amount generated in 2002. The Company was able to accomplish this despite the difficult economic environment during 2003 primarily as a result of being able to maintain the consistent level of net cash from operations discussed above combined with having spent in 2003 less on investment-related activities, excluding acquisitions, than in each of the two prior years. Free cash flow generated in 2003 was used for debt repayment and for small strategic acquisitions.

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

Use of certain supplementary financial indicators

The key financial indicators used by the Company’s management to monitor overall performance and liquidity, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include adjusted EBITDA, free cash flow and net debt. The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.

The Company uses adjusted EBITDA margin (adjusted EBITDA divided by net sales) and free cash flow as two of the three components of its annual incentive compensation program. The third component of the program is net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, adjusted EBITDA margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (adjusted EBITDA margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt as an indicator of the strength of its capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.

As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flows from operating, investing and financing activities, total assets, total debt, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

Adjusted EBITDA

Adjusted EBITDA, and adjusted EBITDA margin derived therefrom, provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs.

More importantly, the Company operates in a multinational environment and competes with companies in different countries. In some of these countries, very significant differences in accounting have existed with regard to depreciation as some companies with which the Company competes have calculated and reported their depreciation expense based on tax considerations. As a result, it historically has been very difficult to meaningfully compare operating income data of such competitors in other countries with that of the Company. In order to adequately evaluate the Company’s performance in the markets as well as to compare and benchmark performance with that of the Company’s competitors, adjusted EBITDA was determined to be a key performance measure because it eliminates the above-described major differences. For these reasons, management believes adjusted EBITDA also provides useful information to investors.

The material limitations associated with using adjusted EBITDA as a performance measure as compared to net income are that adjusted EBITDA:

does not include interest expense which, because the Company has borrowed money in order to finance its operations, is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. Management believes it compensates for this limitation by including net income, which includes interest expense, as another of its key financial indicators, does not include depreciation and amortization expense which, because the Company uses capital assets is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Management believes it compensates for this limitation by including net income, which includes depreciation and amortization expense, as another of its key financial indicators, does not include taxes, the payment of which is a necessary element of the Company’s operations. Therefore, any measure that excludes tax expense has material limitations. Management believes it compensates for this limitation by including net income, which includes tax expense, as another of its key financial indicators, and provides a measure of the Company’s current performance without consideration of the amount of capital that has been historically invested in order to produce the Company’s results. Management believes it compensates for this limitation by including free cash flow as another of its key financial indicators, as discussed above.

The reconciliation of adjusted EBITDA to net income is included in the Business Segment Data section of the Consolidated Financial Statements.

Free cash flow

Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or distributions to shareholders in excess of CHF 2 per share and, as such, is limited to being used for this consideration only. Free cash flow should not be used to measure the residual cash flow that may be available for discretionary expenditures because of mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

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

Adjusted EBITDA is calculated as operating income plus depreciation and amortization, and is reconciled to net income in the Business Segment Data section of the Consolidated Financial Statements.

Adjusted EBITDA Margin is adjusted EBITDA expressed as a percentage of net sales.

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

Compensation
Principles of allocation [DCG 5.1]
Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses are based on corporate financial performance, i.e. on free cash flow, adjusted EBITDA and sales growth measured against relevant targets which are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal performances contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board of Directors, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures
Based on management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2004, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in the reports that it files or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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

Date: January 30, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

/s/ ERNST & YOUNG LTD

Zurich, Switzerland
January 30, 2005,
except for the Restatement section of Note 1
the date of which is January 30, 2006

Consolidated Statements of Income

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2004	2003	2002

		As restated(a)	As restated(a)	As restated(a)
Net sales		7 027	6 646	7 085
Cost of goods sold		(4 856)	(4 579)	(4 729)
Gross profit		2 171	2 067	2 356
Selling, general and administrative		(1 225)	(1 193)	(1 266)
Research and development		(288)	(281)	(294)
Amortization of other intangible assets	8	(47)	(33)	(33)
Income from earnings of equity affiliates	9	1	3	6
Restructuring and special charges	23	(91)	0	0
Operating income		521	563	769
Interest expense		(141)	(142)	(159)
Interest income		33	34	49
Other financial expense, net		(39)	(24)	(105)
Income from continuing operations before income taxes
and minority interest		374	431	554
Provision for income taxes	14	(92)	(81)	(122)
Minority interest		(4)	(5)	(13)
Income from continuing operations (i)		278	345	419
Income from discontinued operations, net of tax	21	28	0	0
Income before cumulative effect of change in accounting principles		306	345	419
Cumulative effect of change in accounting principles, net of tax	1	0	(16)	0
Net income (i)		306	329	419
Earnings per share, basic and diluted	19
Continuing operations (i)		4.21	5.05	6.12 (ii)
Discontinued operations		0.43	0.00	0.00
Cumulative effect of change in accounting principles		0.00	(0.23)	0.00
Net income per share (i)		4.64	4.82	6.12 (ii)

Weighted average shares outstanding
Basic		66 059 479	68 361 123	68 549 964
Diluted		66 059 479	68 361 123	72 036 457

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(i)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations, net of tax would have been — in 2002 CHF 408 million; pro forma basic earnings per share for income from continuing operations would have been - in 2002 CHF 5.96; pro forma diluted earnings per share for income from continuing operations would have been — in 2002 CHF 5.95; pro forma net income would have been — in 2002 CHF 408 million; pro forma basic per share for net income would have been — in 2002 CHF 5.96; pro forma diluted earnings per share for net income would have been — in 2002 CHF 5.95. See note 17.

(ii)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 6.11 for both income from continuing operations and net income.

See notes to consolidated financial statements

Consolidated Balance Sheets

(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2004	2003

		As restated(a)	As restated(a)
Assets
Current assets
Cash and cash equivalents		1 614	2 386
Short-term investments		22	11
Accounts receivable, net	4	1 064	940
Inventories	5	1 292	1 231
Prepaid and other current assets		389	368
Total current assets		4 381	4 936
Property, plant and equipment, net	6	3 015	2 963
Goodwill	7	1 561	1 358
Other intangible assets, net	8	823	647
Financial investments	9	180	147
Other assets	10	1 036	1 044
Total assets		10 996	11 095

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		634	528
Short-term debt	12	559	259
Income taxes payable		116	152
Accruals and other current liabilities	11	831	841
Total current liabilities		2 140	1 780
Long-term debt	13	2 917	3 187
Deferred income taxes	14	413	396
Other liabilities	15	1 306	1 417
Total liabilities		6 776	6 780
Minority interest		68	62
Shareholders’ equity	16
Common stock (i)		212	433
Additional paid-in capital		4 146	4 229
Retained earnings		843	536
Accumulated other comprehensive loss		(575)	(499)
Treasury stock, at cost (ii)		(474)	(446)
Total shareholders’ equity		4 152	4 253
Total liabilities and shareholders’ equity		10 996	11 095

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(i)	Par value CHF 3 per share (December 31, 2003: CHF 6 per share), 80 826 617 shares authorized and 70 826 617 shares issued as of December 31, 2004 (82 130 117 shares authorized and 72 130 117 shares issued as of December 31, 2003).

(ii)	December 31, 2004: 4 686 272 treasury shares; December 31, 2003: 4 363 901 treasury shares.

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Swiss francs)

Year ended December 31,	2004	2003	2002

	As restated(a)	As restated(a)	As restated(a)
Cash flows from operating activities
Net income	306	329	419
Deduct income from discontinued operations, net of tax	(28)	0	0
Income from continuing operations	278	329	419
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	394	366	385
Deferred income taxes	24	30	18
Restructuring and special charges	91	0	0
Restructuring payments	(11)	0	(12)
Loss (gain) on sale/disposal of assets, net	(2)	(7)	2
Realized (gain) loss on available-for-sale securities	0	(12)	38
Minority interest and other non-cash items, net	83	25	180
Changes in operating assets and liabilities:
Short-term investments	(8)	5	25
Accounts receivable, net	(60)	56	4
Inventories	(45)	173	(11)
Accounts payable	34	(9)	90
Other operating assets and liabilities	(147)	77	(100)
Net cash provided by operating activities	631	1 033	1 038

Cash flows from investing activities
Capital expenditures	(294)	(233)	(250)
Proceeds from sale of assets	21	67	22
Sale (acquisition) of businesses, net of cash (i)	(810)	(71)	(116)
Loans and other long-term assets	32	(2)	(5)
Net cash used in investing activities	(1 051)	(239)	(349)

Cash flows from financing activities
Increase (decrease) in short-term debt, net	51	(25)	22
Proceeds from long-term debt	31	715	1
Repayments of long-term debt	(27)	(1 084)	(19)
Dividends paid	0	0	(134)
Capital reduction paid	(197)	(206)	(69)
Treasury stock transactions	(162)	(142)	344
Other	0	0	(1)
Net cash provided by (used in) financing activities	(304)	(742)	144

Effect of exchange rate changes on cash and cash equivalents	(48)	(27)	(74)
Net (decrease) increase in cash and cash equivalents	(772)	25	759
Cash and cash equivalents, beginning of year	2 386	2 361	1 602
Cash and cash equivalents, end of year	1 614	2 386	2 361

Supplemental cash flow information
Cash paid for interest	(144)	(103)	(177)
Cash paid for income taxes	(108)	(60)	(90)

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for acquisitions and cash payments attributable to the divestment in 2000 of the Performance Polymers business. See note 21.

See notes to consolidated financial statements

Consolidated Statements of Shareholders’ Equity

(in millions of Swiss francs, except share and per share data)

					Accumulated	Treasury	Treasury
			Additional		other compre-	stocks:	stocks:
		Common	paid-in	Retained	hensive	Unreserved	Reserved
	Notes	stock	capital	earnings	loss	shares	shares	Total

			As restated(a)	As restated(a)	As restated(a)			As restated(a)
Balance at December 31, 2001 as previously reported		721	3 957	(74)	(240)	(65)	(391)	3 908
Correction of errors in previously reported amounts			20	(5)	3			18
Balance at December 31, 2001			3 977	(79)	(237)	(65)	(391)	3 926
Net income				419				419
Currency translation adjustments					(91)			(91)
Realization of previously unrealized loss on available-for-sale securities, net of tax of CHF 16	9				28			28
Unrealized loss on available-for-sale securities, net of tax of CHF 2					(5)			(5)
Unrealized gain on cash flow hedges, net of tax of CHF 1					1			1
Minimum pension liability adjustment, net of tax of CHF 37	18				(58)			(58)
Comprehensive income (loss)				419	(125)			294
Cash dividends declared and paid (i)				(134)				(134)
Capital reduction paid (ii)		(72)	3					(69)
Treasury stock transactions	16		216			(13)	150	353
Other			9	2				11
Balance at December 31, 2002		649	4 205	208	(362)	(78)	(241)	4 381
Net income				329				329
Currency translation adjustments					(135)			(135)
Realization of previously unrealized gain on available-for-sale securities, net of tax of CHF 4	9				(4)			(4)
Unrealized gain on available-for-sale securities, net of tax of CHF 4					5			5
Minimum pension liability adjustment, net of tax of CHF 1	18				(2)			(2)
Other					(1)			(1)
Comprehensive income (loss)				329	(137)			192
Capital reduction paid (ii)		(216)	10					(206)
Treasury stock transactions	16		3			11	(138)	(124)
Other			11	(1)				10
Balance at December 31, 2003		433	4 229	536	(499)	(67)	(379)	4 253
Net income				306				306
Currency translation adjustments					(76)			(76)
Other (iii)					0			0
Comprehensive income (loss)				306	(76)			230
Capital reduction paid (ii)		(213)	16					(197)
Share cancellation	16	(8)	(110)				118	0
Treasury stock transactions	16		2			(3)	(143)	(144)
Other			9	1				10
Balance at December 31, 2004		212	4 146	843	(575)	(70)	(404)	4 152

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(i)	Cash dividend declared and paid in 2002 was CHF 2.00 per share.

(ii)	Capital reduction paid in 2004 and 2003 was CHF 3.00 per share (2002: CHF 1.00 per share).

(iii)	In 2004, other includes CHF 1 million for the movement in minimum pension liability, net of tax. See note 16.

See notes to consolidated financial statements

Business Segment Data

(in millions of Swiss francs except percentages)

	Plastic	Coating	Water & Paper	Textile		Total
	Additives	Effects	Treatment	Effects	Corporate	Consolidated
	As restated (a)	As restated (a)	As restated (a)	As restated (a)	As restated (a)	As restated (a)
2004
Net sales	1 895	1 818	2 014	1 300	—	7 027
Adjusted EBITDA	319	394	259	117	(174)	915
Depreciation & amortization	(95)	(103)	(131)	(56)	(9)	(394)
Operating income	224	291	128	61	(183)	521
Interest expense					(141)	(141)
Interest income					33	33
Other financial expense, net					(39)	(39)
Provision for income taxes					(92)	(92)
Minority interest					(4)	(4)
Income from discontinued operations, net of tax					28	28
Net income						306
Adjusted EBITDA margin	16.8%	21.7%	12.8%	9.0%	—	13.0%
Operating income margin	11.9%	16.0%	6.3%	4.7%	—	7.4%
Research and development expenditures	97	101	42	29	19	288
Capital expenditures	76	82	81	35	20	294

2003
Net sales	1 822	1 807	1 616	1 401	—	6 646
Adjusted EBITDA	265	395	228	128	(87)	929
Depreciation & amortization	(100)	(97)	(103)	(60)	(6)	(366)
Operating income	165	298	125	68	(93)	563
Interest expense					(142)	(142)
Interest income					34	34
Other financial expense, net					(24)	(24)
Provision for income taxes					(81)	(81)
Minority interest					(5)	(5)
Cumulative effect of change in accounting principles, net of tax					(16)	(16)
Net income						329
Adjusted EBITDA margin	14.6%	21.8%	14.1%	9.2%	—	14.0%
Operating income margin	9.1%	16.5%	7.8%	4.9%	—	8.5%
Research and development expenditures	107	95	33	32	14	281
Capital expenditures	64	79	55	29	6	233

2002
Net sales	1 903	1 920	1 718	1 544	—	7 085
Adjusted EBITDA	332	434	271	206	(89)	1 154
Depreciation & amortization	(107)	(99)	(108)	(66)	(5)	(385)
Operating income	225	335	163	140	(94)	769
Interest expense					(159)	(159)
Interest income					49	49
Other financial expense, net					(105)	(105)
Provision for income taxes					(122)	(122)
Minority interest					(13)	(13)
Net income						419
Adjusted EBITDA margin	17.5%	22.6%	15.8%	13.4%	—	16.3%
Operating income margin	11.8%	17.4%	9.5%	9.1%	—	10.9%
Research and development expenditures	107	100	33	36	18	294
Capital expenditures	94	74	45	34	3	250

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Business Segment Data

(in millions of Swiss francs)

Net assets	2004	2003
	As restated (a)	As restated (a)
Plastic Additives	1 321	1 247
Coating Effects	1 843	1 762
Water & Paper Treatment	3 164	2 411
Textile Effects	1 158	1 111
Shared operating net assets not allocated to segments (i)	37	(80)
Non-operating net assets (ii)	1 636	2 852
Invested capital (iii)	9 159	9 303
Items not included in invested capital	(5 007)	(5 050)
Total shareholders’ equity (total net assets)	4 152	4 253

Components of items not included in invested capital	2004	2003
	As restated(a)	As restated(a)
Net deferred tax liabilities	(157)	(125)
Short-term debt	(559)	(259)
Long-term debt	(2 917)	(3 187)
Other liabilities	(1 306)	(1 417)
Minority interest	(68)	(62)
Total items not included in invested capital	(5 007)	(5 050)

Total assets	2004	2003
	As restated(a)	As restated(a)
Plastic Additives	1 603	1 514
Coating Effects	2 090	2 009
Water & Paper Treatment	3 508	2 640
Textile Effects	1 361	1 300
Shared operating assets not allocated to segments (i)	357	290
Non-operating assets (ii)	2 077	3 342
Total assets	10 996	11 095

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

(i)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(ii)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

(iii)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

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

     The Company evaluates the performance of its reportable segments based on operating income as well as Earnings Before Interest, Taxes, Depreciation, Amortization and Minority Interest (adjusted EBITDA). Segment operating income includes all operating items relating to the segments and excludes restructuring and special charges and other items that principally apply to the Company as a whole. Segment adjusted EBITDA and adjusted EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. In addition, as the Company operates in a multinational environment and competes with companies in different countries, the use of adjusted EBITDA as a performance measure provides improved comparability of the reportable segments’ results with those of their competitors, some of which employ significantly different methods of depreciation. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.

     Invested capital is a non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicator. As with any supplementary financial indicator this supplementary financial indicator should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives invested capital from financial measures prepared in accordance with U.S. GAAP.

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

Year ended December 31,	2002

(as restated)
Net income, as reported	419
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	12
Deduct: Stock-based employee compensation expense determined as if the fair value based method was used for all plans, net of related tax effects	(23)

Pro forma net income	408

Earnings per share — basic and diluted:
Basic — as reported	6.12
Diluted — as reported	6.11
Basic — pro forma	5.96
Diluted — pro forma	5.95

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

Restatements
     The Company’s financial statements and certain notes thereto have been restated to correct certain previously reported deferred income tax and pension related amounts. The need for these corrections was discovered by the Company in 2005 in connection with the preparations for compliance in 2006 with Section 404 of the U.S. Sarbanes Oxley Act and the review of pension plans. The method that has historically been used to calculate deferred income taxes in the U.S. was found to be incorrect. In addition, the method used to account for the effect on pension-related costs of severances of personnel that occurred over the past eight years in the U.K. was found to be incorrect. The effect of the pension-related corrections on the Company’s results of operations are as follows: 2004 — increase operating income by CHF 1 million, 2003 — decrease operating income by CHF 8 million and 2002 — decrease opening retained earnings by CHF 8 million and decrease operating income by CHF 19 million. The effect of both corrections on certain of the Company’s other results of operations is as follows: 2004 — increase income tax expense by CHF 7 million, decrease net income by CHF 5 million and decrease basic and diluted net income per share by CHF 0.07; 2003 — increase income tax expense by CHF 7 million, decrease net income by CHF 15 million and decrease basic and diluted net income per share by CHF 0.21; and 2002 — decrease opening retained earnings by CHF 5 million, decrease income tax expense by CHF 32 million, increase net income by CHF 13 million and increase basic and diluted net income per share by CHF 0.20 and CHF 0.19, respectively. All amounts related to the above corrections have been revised in the related financial statements, business segment data and footnotes.
     The fair value of long-term debt figure for 2004 disclosed in Note 9 has been increased by CHF 579 million to CHF 3 256 million as the previously reported figure inadvertently omitted the fair value of a portion of the Company’s debt.
     The footnotes to consolidated financial statements have been revised to add Note 24 — Subsequent Events (unaudited), which describes certain events that have occurred since the February 1, 2005 previous issuance date of the Company’s 2004 consolidated financial statements and notes.
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

8. Other intangible assets (as restated (a))

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
	As restated (a)
Developed technology and know-how	752	(150)	602
Patents	35	(9)	26
Trademarks and tradenames	4	0	4
Minimum pension liability — intangible asset	10	0	10
Other	8	(3)	5
Total	809	(162)	647

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

9. Financial investments and instruments (as restated (a))

Fair value of financial investments and instruments

     The Company determines that, due to their short-term nature, financial assets and liabilities such as cash and cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.

     The book value and fair value of the Company’s long-term debt is as follows:

	2004		2003
	Book	Fair	Book	Fair
	value	value	value	value
As restated (a)
Long-term debt, including current portion	3 175	3 256	3 188	3 202

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

10. Other assets (as restated (a))

	2004	2003
	As restated (a)	As restated (a)
Prepaid pension costs	764	702
Deferred taxes	203	209
Loans to third parties and equity affiliates	19	73
Other	50	60
Total	1 036	1 044

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

14. Income taxes (as restated (a))

     Income from continuing operations before income taxes and minority interest consists of the following:

	2004	2003	2002
	As restated (a)	As restated (a)	As restated (a)
Domestic	194	222	258
Foreign	180	209	296
Total income from continuing operations before income taxes and minority interest	374	431	554

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

     The provision for income taxes in 2004, 2003 and 2002 from continuing operations consists of the following:

	2004	2003	2002
	As restated (a)	As restated (a)	As restated (a)
Domestic	24	47	63
Foreign	42	48	41
Total current provision	66	95	104
Domestic	1	(3)	2
Foreign	24	(12)	14
Total deferred provision	25	(15)	16
Share of taxes from earnings of equity affiliates	1	1	2
Total provision for income taxes	92	81	122

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

In percent	2004	2003	2002
	As restated (a)	As restated (a)	As restated (a)
Expected tax rate	30	30	30
Non-deductible items	6	5	3
Tax free income	(2)	(1)	(2)
Income taxed at reduced rates	(4)	(8)	(3)
Changes in valuation allowance	0)	1	0
Other	(6)	(8)	(6)
Effective tax rate	24	19	22

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

     In 2003, “Other” includes (10) percent for the release of previously established reserves, mostly the reserve released due to the settlement of a dispute between Novartis and the Company. In addition, 2003 “Other” also includes the following usual items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 6 percent for taxes not based on profit

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

such as franchise taxes and tax risk accruals, 2 percent for taxes related to the sale of financial investment and (2) percent for a variety of other adjustments, none of which is individually significant.

     In 2002, “Other” includes approximately (2) percent for tax adjustments and (4) percent reflecting the effect of certain taxable expenses in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes.

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2004 and 2003, were as follows:

	2004	2003
Deferred tax assets	As restated (a)	As restated (a)
Pensions and other employee compensation	105	117
Inventory	29	15
Restructuring and special charges	10	10
Environmental reserves	135	158
Tax loss carryforwards	133	151
Other	176	89
Gross deferred tax assets	588	540
Valuation allowance	(110)	(121)
Net deferred tax assets	478	419
Deferred tax liabilities
Property, plant and equipment	(311)	(340)
Other	(324)	(204)
Gross deferred tax liabilities	(635)	(544)
Net deferred tax liabilities	(157)	(125)
Included in
Prepaid and other current assets	123	130
Other assets	203	209
Accruals and other current liabilities	(70)	(68)
Deferred income taxes	(413)	(396)
Net deferred tax liabilities	(157)	(125)

(a) See note 1 to consolidated financial statements in Item 18 — Financial Statements

     In management’s opinion, the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 375 million, of which CHF 16 million will expire in the next five years and CHF 270 million will expire between five and twenty years. The remaining carryforwards do not expire.

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

16. Shareholders’ equity (as restated (a))

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

     The after-tax components of accumulated other comprehensive loss are as follows:

	2004	2003
	As restated (a)	As restated (a)
Currency translation adjustment	(497)	(421)
Minimum pension liability, net of tax	(78)	(79)
Other, net of tax	0	1
Accumulated other comprehensive loss	(575)	(499)

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

18. Retirement benefits (as restated (a))

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

	2004			2003

	Funded	Unfunded	All	Funded	Unfunded	All
	plans	plans	plans	plans	plans	plans

	As restated (a)		As restated (a)	As restated (a)		As restated (a)

Change in benefit obligation (PBO)
PBO, beginning of year	3 110	525	3 635	2 984	473	3 457
Service cost	79	9	88	76	8	84
Interest cost	149	27	176	143	28	171
Participant contributions	24	—	24	22	—	22
Actuarial (gain) loss	190	(8)	182	52	11	63
Plan amendments	(6)	—	(6)	(1)	—	(1)
Benefits paid	(133)	(26)	(159)	(149)	(25)	(174)
Foreign currency translation	(41)	(4)	(45)	(76)	29	(47)
Other	47	(1)	46	59	1	60

PBO, end of year	3 419	522	3 941	3 110	525	3 635

Change in plan assets Fair value of plan assets, beginning of year	2 936	—	2 936	2 789	—	2 789
Actual return on plan assets	221	—	221	240	—	240
Employer contributions	97	26	123	46	25	71
Participant contributions	24	—	24	22	—	22
Benefits paid	(133)	(26)	(159)	(149)	(25)	(174)
Foreign currency translation	(30)	—	(30)	(58)	—	(58)
Other	(6)	—	(6)	46	—	46

Fair value of plan assets, end of year	3 109	—	3 109	2 936	—	2 936

PBO funded status	(310)	(522)	(832)	(174)	(525)	(699)

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

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

     Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2004 and 2003:

	2004			2003

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	Plans	All plans

	As restated (a)		As restated (a)	As restated (a)		As restated (a)

Prepaid benefit cost(1)	764	—	764	704	—	704
Accrued benefit liability(1)	(108)	(505)	(613)	(132)	(500)	(632)
Minimum pension liability — intangible asset	8	—	8	10	—	10
Accumulated other comprehensive income, pre tax	127	—	127	129	—	129
Currency adjustments(2)	(30)	—	(30)	(22)	—	(22)

Net pension asset (liability) on consolidated balance sheets	761	(505)	256	689	(500)	189
Unrecognized net gain (loss)	(1 068)	(19)	(1 087)	(853)	(27)	(880)
Unrecognized prior service cost	(3)	2	(1)	(10)	2	(8)

PBO funded status	(310)	(522)	(832)	(174)	(525)	(699)

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements
(1) Current and long-term portion
(2) Currency effect on the prior year additional minimum pension liability

Net defined benefit plan pension expense

     The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2004, 2003 and 2002 were:

	Funded plans			Unfunded plans			All plans

	2004	2003	2002	2004	2003	2002	2004	2003	2002

	As restated (a)	As restated (a)	As restated (a)				As restated (a)	As restated (a)	As restated (a)

Service cost	79	76	88	9	8	7	88	84	95
Interest cost	149	143	155	27	28	27	176	171	182
Expected return on plan assets	(208)	(211)	(230)	—	—	—	(208)	(211)	(230)
Amortization of prior service cost	2	2	1	—	—	—	2	2	1
Other (gains), losses and amortization, net	1	(0)	(7)	—	1	1	1	(1)	(6)

Total net pension expense	23	10	7	36	37	35	59	47	42

(a)	See note 1 to consolidated financial statements in Item 18 — Financial Statements

Key assumptions

     The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2004	2003

Discount (interest) rate	4.6%	4.9%
Rate of increase in compensation levels	2.3%	2.3%

     The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2004	2003	2002

Discount (interest) rate	4.9%	5.1%	5.3%
Rate of increase in compensation levels	2.3%	2.4%	2.9%
Expected long-term rate of return on plan assets	6.2%	6.2%	6.5%

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

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

19. Earnings per share (as restated (a))

     In 2004 and 2003 there was no difference between basic and diluted earnings per share for income from continuing operations. In 2002 the difference between basic and diluted earnings per share for income from continuing operations was CHF 0.01. In 2004 the basic weighted average number of shares outstanding were 66 059 479 (2003: 68 361 123 and 2002: 68 549 964) and the diluted weighted average number of shares outstanding were 66 059 479 (2003: 68 361 123 and 2002: 72 036 457).
     In 2002, the difference of 3 486 493 in the weighted average number of shares outstanding was due to the inclusion of 3 461 399 shares from the dilutive effect of the convertible bonds, issued in July 1998 and repaid in July 2003, and due to the inclusion of 25 094 shares from the dilutive effect of previously granted stock options with exercise prices between CHF 107.09 and CHF 111.09, as their exercise prices were less than the average market price of the Company’s shares for 2002. In 2004 and 2003, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidilutive, that is, diluted earnings per share would be higher than basic earnings per share. For purposes of calculating basic and diluted earnings per share in 2004 and 2003 there was no required adjustment to the reported income from continuing operations or net income. For purposes of calculating basic and diluted earnings per share in 2002, income from continuing operations was increased by CHF 21 million to account for the effect of the interest expense that would not have been incurred if the bonds were converted.
     The calculation of diluted earnings per share in 2004 excluded 1 783 225 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, in 2003 excluded 2 092 090 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, and in 2002 excluded 878 036 stock options outstanding with exercise prices between CHF 112.09 and CHF 181.70, as their inclusion would have been antidilutive. For the year ended December 31, 2003 the calculation of diluted earnings per share excluded the convertible bonds, as their inclusion would have been antidilutive.
(a)  See Note 1 to Consolidated Financial Statements in Item 18 — Financial Statements

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

24. Subsequent events (unaudited)

     Upon full implementation, the “Shape” program described above in note 23 was expected to restore Segment Textile Effects to acceptable profitability levels. However, during 2005 the shift of the textile market and customers to Asia was greatly accelerated by the ending of WTO quotas. While cost reductions in connection with the "Shape" program and other sales price and cost control measures resulted in the Segment's 2005 profitability improving slightly over 2004, it remained at very low levels. It then became evident that significant profitability improvement would not be able to be achieved without additional cost reduction. These developments triggered the testing of certain of the Segment's long-lived assets for impairment of their carrying values. As a result, an impairment charge of CHF 583 million was recorded in December 2005. The impairment amounts to CHF 377 million of property, plant and equipment, CHF 161 million of goodwill and CHF 45 million of other intangible assets.

     In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by Huntsman Corporation) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.

     At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved a payment in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The capital reduction payment was made on May 18, 2005, totaling CHF 130 million.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-82698 and 333-56040 pertaining to employee benefit plans of Ciba Specialty Chemicals Holding Inc.) of our report dated January 30, 2006 with respect to the amended consolidated financial statements of Ciba Specialty Chemicals Holding Inc. included in the Annual Report (Form 20-F/A) for the year ended December 31, 2004.
/s/ ERNST & YOUNG LTD

Zurich, Switzerland
January 30, 2005,
except for the Restatement section of Note 1
the date of which is January 30, 2006

Section 302 Certification
CERTIFICATIONS
I, Armin Meyer, certify that:
1.	I have reviewed this annual report on this Amendment No. 1 to the annual report on Form 20-F of Ciba Specialty Chemicals Holding Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date: January 30, 2006

/s/ Armin Meyer
Armin Meyer
Chairman of the Board and Chief Executive Officer

Section 302 Certification
CERTIFICATIONS
I, Michael Jacobi, certify that:
1.	I have reviewed this annual report on this Amendment No. 1 to the annual report on Form 20-F of Ciba Specialty Chemicals Holding Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date: January 30, 2006

/s/ Michael Jacobi
Michael Jacobi
Chief Financial Officer

Certification Pursuant to
18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
     In connection with the Annual Report on this Amendment No. 1 to the annual report on Form 20-F of Ciba Specialty Chemicals Holding Inc., a corporation organized under the laws of Switzerland (the “Company”) for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:
     1.) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2.) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: January 30, 2006

/s/ Armin Meyer
Armin Meyer
Chairman of the Board and Chief Executive Officer

Date: January 30, 2006

/s/ Michael Jacobi
Michael Jacobi
Chief Financial Officer