Form 20-F
period 2005-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2006-02-01
CIK 1035497

As Filed with the Securities and Exchange Commission on February 1, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Ciba Specialty Chemicals Holding Inc.
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

(Title of Class)
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐         No ☑
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, December 31, 2005.
69 064 617 Registered Shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐         No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑         No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑         Accelerated filer ☐         Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☑         Item 18 ☐
     If this is the annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐         No ☑

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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
      The consolidated financial statements and selected consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001, and for each of the years in the five-year period ended December 31, 2005 (the “Consolidated Financial Statements”), included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Statements in this Annual Report with respect to such financial information are based on U.S. GAAP information.
      The consolidated financial information as of December 31, 2005, 2004, 2003, 2002 and 2001, and for each of the years in the five-year period ended December 31, 2005, included in this Annual Report has been taken or derived from the audited consolidated financial statements of the Company for the relevant periods. The Company’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Statements in this Annual Report with respect to such financial information, except where otherwise indicated, are based on U.S. GAAP information.
      All market share data contained in this Annual Report is based on management’s estimates.
Currency Translation
      Unless otherwise indicated, all amounts herein are expressed in Swiss francs (“CHF”) or United States dollars (“U.S. dollars”, “dollars”, “USD”, “US$” or ‘$”). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005, which was CHF 1.3148 per US$1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2005, 2004 and 2003, and for each of the years in the three year period ended December 31, 2005, included in Item 18 of this Annual Report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.
Cautionary Statement Regarding Forward-Looking Information
      This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of such statements and information with respect to plans, objectives and market position of the Company are based on the opinions and beliefs of the Company’s management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to

1.1

differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company’s reorganization and restructuring, strategic decisions and impairment charges affecting the Textile Effects Segment, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. For more information regarding some of these factors, see Item 3 — Key Information — Risk Factors. All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements.

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
      The selected consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001, and for each of the years in the five-year period ended December 31, 2005, have been taken or are derived from the audited consolidated financial statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP and are presented in millions of Swiss francs, except share and per share data.

	2005	2004	2003		2002		2001

Results of operations
Net sales	7 419	7 027	6 646		7 085		7 367
Operating income (loss)	(124)	521	563		769		753
Income (loss) from continuing operations, net of tax(1)(4)	(286)	278	345		419		375
Income from discontinued operations, net of tax(5)	30	28	0		0		0
Cumulative effect of change in accounting principles, net of tax	0	0	(16	)(2)	0		2	(3)
Net income (loss)(1)(4)	(256)	306	329		419		377
Earnings (loss) per share, basic and diluted
Continuing operations(1)(4)	(4.38)	4.21	5.05		6.12	(7)	5.64
Discontinued operations(5)	0.46	0.43	0.00		0.00		0.00
Cumulative effect of change in accounting principles	0.00	0.00	(0.23	) (2)	0.00		0.04	(3)
Net income (loss) per share(1)(4)	(3.92)	4.64	4.82		6.12	(7)	5.68
Equity per share	58.73	62.78	62.76		63.55		59.36
Dividend per share(6)	3.00	1.00	0.00		0.00		2.00
Capital reduction per share(6)	0.00	2.00	3.00		3.00		1.00
Weighted average number of shares outstanding
Basic	65 288 741	66 059 479	68 361 123		68 549 964		66 419 147
Diluted	65 288 741	66 059 479	68 361 123		72 036 457		66 419 147

	2005	2004	2003	2002	2001

Other data — continuing operations
Net sales development percentage	6%	6%	(6)%	(4)%	(7)%
Depreciation and amortization of other intangibles	421	394	366	385	408
Amortization of goodwill	0	0	0	0	61
Restructuring, impairment and other charges	703	91	0	0	0
Adjusted EBITDA(10)	297	915	929	1 154	1 222
Operating income margin	(1.7)%	7.4%	8.5%	10.9%	10.2%
Adjusted EBITDA margin	4.0%	13.0%	14.0%	16.3%	16.6%
Capital expenditures	275	294	233	250	259
Research and development	301	288	281	294	276
Personnel costs	1 835	1 761	1 722	1 771	1 804
Number of employees at year end	19 105	19 338	18 658	19 007	19 683
Balance sheet data
Current assets	4 267	4 381	4 936	5 306	4 819
Property, plant and equipment, net	2 724	3 015	2 963	3 196	3 565
Total assets	10 612	10 996	11 095	11 811	11 732
Short-term debt	277	559	259	1 496	316
Long-term debt	2 942	2 917	3 187	2 344	3 678
Common stock	69	212	433	649	721
Shareholders’ equity	3 903	4 152	4 253	4 381	3 926
Business segment data(8)
Plastic Additives
Net sales	1 938	1 895	1 822	1 903	1 913
Operating income	260	224	165	225	256
Adjusted EBITDA	355	319	265	332	375
Operating income margin	13.4%	11.9%	9.1%	11.8%	13.4%
Adjusted EBITDA margin	18.3%	16.8%	14.6%	17.5%	19.6%
Coating Effects
Net sales	1 804	1 818	1 807	1 920	1 944
Operating income	233	291	298	335	310
Adjusted EBITDA	340	394	395	434	409
Operating income margin	12.9%	16.0%	16.5%	17.4%	15.9%
Adjusted EBITDA margin	18.9%	21.7%	21.8%	22.6%	21.0%
Water & Paper Treatment
Net sales	2 394	2 014	1 616	1 718	1 837
Operating income	128	128	125	163	147
Adjusted EBITDA	288	259	228	271	261
Operating income margin	5.4%	6.3%	7.8%	9.5%	8.0%
Adjusted EBITDA margin	12.0%	12.8%	14.1%	15.8%	14.2%

	2005	2004	2003	2002	2001

Textile Effects
Net sales	1 283	1 300	1 401	1 544	1 673
Impairment(9)	(583)	0	0	0	0
Operating income (loss)	(520)	61	68	140	180
Adjusted EBITDA	(468)	117	128	206	248
Operating income margin	(40.5)%	4.7%	4.9%	9.1%	10.8%
Adjusted EBITDA margin	(36.5)%	9.0%	9.2%	13.4%	14.8%

Trading prices on the Swiss Exchange	2005	2004	2003	2002	2001

	(Price per share in CHF)
Annual highs	85.00	96.14	101.50	128.00	115.75
Annual lows	72.51	76.70	74.75	89.75	75.00
Period End	85.00	86.50	92.37	89.79	95.81

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, had SFAS No. 142 been applied retroactively for 2001 would have been: income from continuing operations, net of tax — CHF 436 million; basic and diluted earnings per share for income from continuing operations — CHF 6.56 net income — CHF 438 million; basic and diluted earnings per share for net income — CHF 6.60.

(2)	The Company applied FASB Interpretation No. 46(R) to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended.

(4)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations, net of tax would have been — in 2002 CHF 408 million, in 2001 CHF 363 million; pro forma basic earnings per share for income from continuing operations would have been — in 2002 CHF 5.96, in 2001 CHF 5.45; pro forma diluted earnings per share for income from continuing operations would have been — in 2002 CHF 5.95, in 2001 CHF 5.45; pro forma net income would have been — in 2002 CHF 408 million, in 2001 CHF 365 million; pro forma basic earnings per share for net income would have been — in 2002 CHF 5.96, in 2001 CHF 5.49; pro forma diluted earnings per share for net income would have been — in 2002 CHF 5.95, in 2001 CHF 5.49.

(5)	Income from discontinued operations for 2005 and 2004 resulted from the release of previously established reserves following the settlements of disputes that had been initiated by Vantico (now owned by Huntsman Corporation), the purchaser of the Performance Polymers business. The Performance Polymers business had been sold to Vantico in 2000.

(6)	The Board of Directors proposes a cash dividend payment to the Company’s shareholders in 2006 of CHF 3 per share, based on 2005 results, which is reflected in the 2005 column in the table above. The dividend is subject to shareholder approval at the Annual General Meeting to be held on March 2, 2006.

The proposed dividend per share, based on the USD exchange rate of December 31, 2005 is USD 2.28. Based on the USD exchange rate at the payment date of May 18, 2005, the 2004 capital reduction per share was USD 1.64. Based on the USD exchange rate at the payment date of March 8, 2005, the 2004 dividend per share was USD 0.86.

Based on the USD exchange rate at the payment date of May 23, 2004, the 2003 capital reduction per share was USD 2.30.

Based on the USD exchange rate at the respective payment date of the 2001 dividend, the USD equivalent of the dividend per share was USD 1.19.

(7)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 6.11 for both income from continuing operations and net income.

(8)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation. In addition, in 2004 the Company reorganized from five into four reporting segments and restated all segment information to reflect the new structure.

(9)	The CHF 583 million impairment charge that is included in restructuring, impairment and other charges in 2005 consists of the impairment of the carrying values of certain long-lived assets of the Company’s Textile Effects Segment. This impairment charge is considered a segment activity and is therefore charged to the Textile Effects Segment. All other restructuring, impairment and other charges relate primarily to Project Shape, which applies principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

(10)	Adjusted EBITDA is a non-U.S. GAAP financial measure. See Use of Certain Supplementary Financial Indicators in Item 5 – Management’s Discussion and Analysis for further discussion of the use of this measure.

Exchange rate information
      The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

Year	Average(1)	High	Low	Period End

2001	1.6893	1.8185	1.5878	1.6598
2002	1.5566	1.7190	1.3833	1.3833
2003	1.3374	1.4181	1.2380	1.2380
2004	1.2426	1.3202	1.1338	1.1412
2005	1.2507	1.3255	1.1466	1.3148
Months
2005 January	1.1769	1.1960	1.1466	1.1877
February	1.1918	1.2222	1.1585	1.1585
March	1.1756	1.2060	1.1501	1.1952
April	1.1954	1.2135	1.1788	1.1898
May	1.2172	1.2447	1.1927	1.2447
June	1.2665	1.2827	1.2456	1.2827
July	1.2945	1.3041	1.2754	1.2870
August	1.2629	1.2780	1.2487	1.2546
September	1.2671	1.2967	1.2287	1.2890
October	1.2880	1.3022	1.2731	1.2900
November	1.3110	1.3255	1.2780	1.3148
December	1.3053	1.3210	1.2788	1.3148
2006 January (through January 27)	1.2768	1.2938	1.2595	1.2798

(1)	Represents the average of the Noon Buying Rates on the last business day of each month during the relevant year.

6.1

Capitalization and Indebtedness (N/ A)
Reasons for the Offer and use of proceeds (N/ A)
Risk factors
      Prospective purchasers and existing holders of the ADSs of the Company should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the ADSs. Information contained or incorporated by reference in this Annual Report contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes”, “opinion”, “expects”, “may”, “will”, “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company’s beliefs about trends in the global economy, in the specialty chemicals industry and its views about the long-term future of the industry and the Company. See Item 4 — Information on the Company and Item 5 — Operating and Financial Review and Prospects. We cannot assure you that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.
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
      The Company’s results of operations and financial position also are affected by developments and trends in the world economy. The year 2005 was characterized by economic growth, high industrial output and renewed consumer confidence, however performance varied significantly at a regional level. The U.S. economy stabilised at 2004 growth levels during the first three quarters of 2005, however the slow down in the fourth quarter lowered real GDP growth for the year to just over 3 percent. This reflected a slow down in both federal and consumer spending, especially evident in the automotive sector. The major European economies continued with low levels of growth through 2005, with real GDP growth at below 2 percent. In Asia-Pacific, the China Region continued to grow strongly, with real GDP growth remaining close to 10 percent although economic expansion slowed down in Japan, growing at 3 percent in GDP terms in 2005.
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
      The results of the operations and the financial position of the Company’s subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company’s Consolidated Financial Statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company’s operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company’s results between financial periods. The Company’s results and financial condition are particularly affected by significant changes in the value of the Swiss franc, euro, U.S. dollar, Japanese yen, and British pound relative to each other. For more information, see Item 5 — Operating and Financial Review and Prospects — Currency Trends in this Annual Report.

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
      The Company’s business is subject to stringent environmental laws and regulations in the various countries in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in its current and historical activities. See Item 4 — Information on the Company — Environmental Matters in this Annual Report.

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
      The trading price of the Shares and the ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in the Company’s financial performance, regulatory and business conditions in the specialty chemicals and the chemicals industry, general economic trends and other factors, some of which are unrelated to the operating performance of the Company. For more information on the historical price ranges of the Company’s shares and the ADSs see Item 9 — The Offer and Listing Principal Trading Market and Price Range. From time to time, following periods of volatility in the market price of a company’s securities, securities litigation has been instituted against that company. The institution of any such litigation against the Company could result in substantial costs and a diversion of the Company’s management’s attention and resources, which could materially adversely affect its business, results of operation and financial condition.

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

The Company is undergoing a strategic review of the Textile Effects Segment and may record additional impairment charges for that Segment.
      The evaluation of strategic options to reposition the Textile Effects Segment is well underway, with both internal and external solutions further advanced. An impairment charge totalling CHF 583 million was recorded for 2005. The review of the carrying value of the Segment determined that the Segment’s overall fair value is lower than its carrying value. Therefore, were the Segment to be disposed of in the near future, further charges would occur.

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
      In 2005, the Company continued the integration of the Raisio Chemicals business by acquiring the remaining portions of a number joint ventures acquired at the acquisition of Raisio Chemicals the previous year. In addition, in March the Company acquired for CHF 45 million, the Metasheen line of high reflectance aluminum pigments from Wolstenholmes, in order to expand the products offered in the effect pigments business within coating effects. There were also a number of minor acquisitions during the year.

Capital expenditures
      Ciba Specialty Chemicals’ aggregate capital expenditures for property, plant and equipment were CHF 275 million in 2005, CHF 294 million in 2004 and CHF 233 million in 2003. In 2005, 2004 and 2003, capital expenditures have been focused primarily on efficiency and safety improvement-related items. Recent projects include investments in new production facilities for stabilizers and pigments, upgrades to water and paper treatment production facilities, and investment in emerging markets, particularly Asia.
Business Overview
      Ciba Specialty Chemicals is one of the world’s leading developers and producers of specialty chemicals, which are high value-added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 28 countries and sales in more than 120 countries.
      In 2005, the Company had net sales from continuing operations of CHF 7 419 million, an operating loss of CHF 124 million and a net loss of CHF 256 million.
      Net sales, by geographic region of the Company for the past three years were as follows:

	2005		2004		2003

Amounts in CHF millions, except percentages	Sales	In %	Sales	In %	Sales	In %

Europe	3 197	43%	3 050	44%	2 731	41%
Americas(i)	2 087	28%	2 046	29%	2 066	31%
Asia Pacific(ii)	2 135	29%	1 931	27%	1 849	28%

Total net sales	7 419	100%	7 027	100%	6 646	100%

(i)	The Americas are comprised of North, Central and South America.

(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.
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
      In 2005, the Company adapted the structure of its Executive Committee to reflect the changing needs of its markets and created the Chairman’s Committee, focusing on strategic development, and the Operations

Committee, focusing on the operational management of the Company. As part of this new structure, a Chief Operating Officer was appointed, responsible for the operational management of the Company.
Segments
      Net sales, by Segment, of the Company for the each of the past three years were as follows:

	2005		2004		2003

Amounts in CHF millions, except percentages	Sales	In %	Sales	In %	Sales	In %

Plastic Additives	1 938	26.1%	1 895	26.9%	1 822	27.4%
Coating Effects	1 804	24.3%	1 818	25.9%	1 807	27.2%
Water & Paper Treatment	2 394	32.3%	2 014	28.7%	1 616	24.3%
Textile Effects	1 283	17.3%	1 300	18.5%	1 401	21.1%

Total net sales	7 419	100.0%	7 027	100.0%	6 646	100.0%

      Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.
      Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, information storage, construction, photographic and digital printing industries.
      Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry. Its ’effect chemicals’ provide solutions to increase paper mill productivity and improve appearance, handling and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.
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
      The Company maintains Business Support Centers that provide finance and accounting services to geographic regions, instead of using numerous country organizations. The Business Support Centers, using standardized financial systems, provide control, treasury and information management services to the Company for financial and corporate applications. They are responsible for ensuring the accuracy, validity and timeliness of financial reporting. As part of it’s strategy to streamline administrative operations and reduce costs, the Company in 2005 consolidated the functions of its Northeast Asia and South Pacific Business Support Centers into other existing Business Support Centers, thereby reducing the number of centers from 11 to 9.
      In 2005, the Company consolidated responsibility for all information technology and data processing and management functions under a newly appointed Chief Information Officer. Included in these functions is the Global Infrastructure unit, which working with outsourcing partners, has the principal objective of optimizing the Company’s information technology infrastructure including its wide area networks.
      Corporate functions such as legal, environmental, communications and human resources are managed through 7 Regional Presidents Offices.
      Headquarters is responsible for strategy and corporate governance.
Equity Affiliates
      The Company, from time to time, acquires and disposes of participations in entities to help achieve strategic objectives. The Company’s investments in equity affiliates resulted in total income from earnings of equity affiliates of CHF 2 million in 2005, CHF 1 million in 2004 and CHF 3 million in 2003.
      The Company invests in equity affiliates to support and supplement the growth of its core business. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.
      The Company’s most significant investment in equity affiliates as of December 31, 2005 is a 50 percent interest in CIMO Compagnie Industrielle de Monthey SA, which is a joint venture with Syngenta that provides infrastructure services and utilities to the partner’s manufacturing facilities in Monthey, Switzerland.
Company Strategy
      The key components of the Company’s strategy to drive profitable growth and to maximize value for its shareholders are to place the customer first, offer leading edge innovation, aim for best-in-class manufacturing, and attract, develop and retain the very best people. Placing the customer first involves utilizing an industry-focused organization that is closely aligned with customers’ industries. A focus on leading edge innovation enables the Company to make everyday products better and makes breakthrough products possible. The Company offers its customers both significant innovation as well as steady improvements by fostering a creative culture and by sharing and leveraging its core competencies. In aiming for best-in-class manufacturing, the Company seeks lowest-cost manufacturing coupled with focused capital expenditures, while maintaining an overriding policy of ’safety first’. A single, streamlined global supply system supports both manufacturing and customer supply concerns, and increases efficiency across the Company.

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
      The Segment’s Expert Services Business Unit provides knowledge-based services to customers seeking professional consulting, testing and information support. The Expert Services Business Unit acquired in 2004, Pira International Ltd, a leading consultancy and testing business and, in 2005, the U.S. conferencing company Intertech.
      The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Plastic Additives for the years ended December 31, 2005, 2004 and 2003.

Amounts in CHF millions, except percentages	2005	2004	2003

Total Segment net sales	1 938	1 895	1 822
Operating income	260	224	165
Capital expenditures	72	76	64
Research and development expenditures	97	97	107
Contribution to the consolidated Company net sales from continuing operations, in percent	26.1%	26.9%	27.4%

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
      The Segment’s leading product lines in the polymer protection category are Ciba® IRGANOX® antioxidants, Ciba® IRGAFOS® processing stabilizers, Ciba® CHIMASSORB® light stabilizers/ UV absorbers, Ciba® TINUVIN® light stabilizers/ UV absorbers, Ciba® IRGAMOD® additives for polyesters, Ciba® FIBERSTAB® L phenol-free processing stabilizers, Ciba® IRGASTAB® FS phenol-free processing stabilizers and Ciba® IRGAZONEtm non-staining antiozonants.
      The Ciba® IRGAFOS® processing stabilizer range ensures efficiency in processing and maintenance of polymer properties across a broad range of processing conditions. Ciba® POLYAD® customer-specific blends are multi-component additive packages in easy-to-handle forms.
      Ciba® TINUVIN® light stabilizers/ UV absorbers constitute a complete range providing light stability to polyolefins, engineering plastics, adhesives and rubbers. Examples of new innovative products include Ciba® TINUVIN® 1577 as an innovative UV absorber for glazing, thin films and laminates, Ciba® TINUVIN® XT 833 for improved light stability and weather resistance and Ciba® TINUVIN® FR 2011/2021 providing flame retardancy and light stability.
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

      Ciba® IRGAZONEtm 997 non-staining antiozonant provides rubber products with very good protection against ozone, heat, flex and fatigue. Opposite to classical rubber antiozonants, it is non-staining, is not leaching from rubber vulcanizates and has various food contact approvals.
      The Segment is adding to its polymer product offerings by branching out from its core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. With a focus on surface modification, the Segment is improving materials with special physical effects, thereby improving surface properties and product performance. A step in this direction has been the expansion of an antistatic and antifogging product range, which modifies surfaces to temper the buildup of static charge or water as fog. The Segment’s leading product lines in this special effects additives category are ATMERtm antifogging agents, Ciba® IRGASTAT® and ATMERtm antistatic agents, ATMERtm SA — slip and antisticking agents, Ciba® IRGAGUARD® antimicrobial line, including Ciba® IRGAGUARD® A — antialgae and Ciba® IRGAGUARD® B — antibacterial, and Ciba® IRGACLEAR® F — antifungi, Ciba® IRGACLEAR® — clarifying agents, Ciba® SHELFPLUS® — shelf life extension, Ciba® FLAMESTAB® NORTM and Ciba® MELAPUR® — flame retardants, Ciba® TINUVIN® FR flame retardant/light stabilizer combinations and Ciba® UVITEX® optical brighteners. Ciba® SHELFPLUS® UV 4100 blocks a broad spectrum of UV radiation protecting package contents in food, home and pharmaceutical applications. The novel agricultural growth promoter Ciba® SMARTLIGHTTM RL100 utilizes photo-selective properties of the product to improve crop quality and productivity. Ciba® IRGASURF TM HL 560 delivers durable hydrophilicity for polyolefin fibers and nonwovens. Ciba® IRGAZONETM 997, launched in 2003 for rubber applications, represents a technology that offers protection against ozone, fatigue and oxygen, with non-staining properties and extraction resistance. Ciba® IRGAMOD® 195 is an effective catalyst and stabilizer for rosin esters and is an extraction resistant antioxidant for rubber applications, especially ones based on NBR and ECO.
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
      To cope with the increased temperature stress in modern engine oils, two new high temperature antioxidant systems, Ciba® IRGANOX® L 93 and Ciba® IRGANOX® L 94 were introduced.
      For the lubricant industry, the Segment offers single components for engine oils and industrial lubricants such as antioxidants, extreme pressure/antiwear additives, friction modifiers, corrosion inhibitors and metal deactivators, and additives packages for industrial lubricants.
      In the Process and Lubricant Additives business, the focus is on working with customers to develop additives for lubricants, such as Ciba® IRGALUBE® F 10, that enhance the performance of engine oils while providing environmental benefits. Management is of the opinion that products such as additives for plastics recycling and ashless antioxidants for lubricants are becoming more important with increased environmental awareness and regulation.
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

Stain Removal for the laundry care industry:
      Ciba® TINOCATtm oxidation catalysts enable efficient stain removal at lower wash temperatures and with shorter wash cycles and as well provide an anti-graying effect on white fabrics.
      The Expert Services Business Unit delivers services in the regulatory, environmental, safety, and testing areas. It also provides extensive information services and offers strategic and technical consulting.

Customers and End-User Markets
      In 2005, end-user markets such as the packaging industry accounted for approximately 26 percent of the Segment’s sales, the construction industry for 18 percent, the durable goods industry for 9 percent, the automotive industry for 8 percent, the agricultural industry for 7 percent and the lubricants industry for 11 percent. The top ten customers of the Segment accounted for approximately 28 percent of the Segment’s 2005 sales.

Research and Development
      Plastic Additives spends approximately 5 percent of sales each year on research and development activities (CHF 97 million in 2005). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment’s sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Management is of the opinion that Plastic Additives has a growing product pipeline. The goal is to further improve sales with new and innovative products, and to protect product and application innovations by appropriate patents. Products currently being developed include new classes of light stabilizers, anti-static additives, process stabilizers for plastics, non-staining antiozonants for rubbers, flame retardants, process chemicals for reactive monomers, new UV absorbers for sunscreens, a new photobleach agent for laundry detergents, a new class of oxidation catalysts for use in home and fabric care applications and new nanocolloid encapsulated active ingredients for skin care products.
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
      Pigments, including Effect Pigments, are insoluble coloring materials used for the coloration of printing inks, paints, plastics and synthetic fibers in products such as automotive paints, transportation coatings, synthetic carpets and upholstery, printed materials and publications, building paints, packaging, cables, flooring, toys, industrial goods and equipment, furniture, consumer goods and electronics.
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
      The high performance and high value pigments market are characterized by capital-intensive production facilities and demanding standards for high and constant quality. The major applications for these pigments are automotive paints, general industrial paints, decorative paints, electronics, plastics and packaging and specialty inks, with competition based mainly upon the technical properties of the products. In contrast, the classical pigments market is characterized by relatively mature products with minimal patent protection and strong competition from low cost manufacturers in emerging countries. The major application for these pigments is printing inks. The dispersions market for organic and inorganic pigments is characterized primarily by the provision of customer-specific solutions and delivery service. The major application for dispersions is the plastics industry and the major applications for inorganic pigments are plastics and industrial paint.
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

      The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Coating Effects for the years ended December 31, 2005, 2004 and 2003.

Amounts in CHF millions, except percentages	2005	2004	2003

Total Segment net sales	1 804	1 818	1 807
Operating income	233	291	298
Capital expenditures	82	82	79
Research and development expenditures	104	101	95
Contribution to the consolidated Company net sales from continuing operations, in percent	24.3%	25.9%	27.2%

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
      With the Effect Pigment product ranges of Ciba® METASHEEN® (vacuum-metalized aluminum pigments) and Ciba® XYMARAtm (Mica/metal oxides), the Segment augmented its range of Pigments. These Effect Pigments offer a wide choice of shiny, sparkling, pearlescent and mirror-like effects for the coatings, plastics, imaging and inks industries.
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

Customers and End-User Markets
      In 2005, Coating Effects supplied pigments and additives to the paint and coatings industries, the printing ink industry, the plastics industry, the synthetic fibers industries and the electronic materials industry. The top ten customers of the Segment accounted for approximately 28 percent of the Segment’s 2005 sales.
      In 2005, the end-user markets such as the automotive industry accounted for approximately 24 percent of the Segment’s sales, the imaging and publication industry for 13 percent, the packaging industry for 20 percent, the electronics industry for 8 percent and the construction industry for 18 percent of the Segment’s sales.
      Consolidation and globalization have occurred in certain of the customer industries served by the Segment, particularly in the coatings and printing ink industries. The effect of such consolidation and globalization is that pricing pressure is exerted on suppliers.

Research and Development
      Coating Effects spends approximately 6 percent of sales each year on research projects (CHF 107 million in 2005). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Pigment products currently being developed by the Segment include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments and dyes for optical storage and color filters. The Segment is also developing colorants for digital ink jet printing on paper and plastic.
      Additive products currently being developed include high performance curing catalysts for coatings, imaging and information storage, new classes of light stabilizers, UV-absorbers, sterically hindered amines for coatings as well as algaecides for antifouling paints. In addition, in response to increasing environmental and safety regulations, Coating Effects is developing various additives for waterborne, powder or radiation curable systems.

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
      The products and services offered in the area of water treatment improve the separation of solids from liquids, purify water, dewater sludge for disposal, and enhance dredging applications. In extractive and process technologies, the Segment’s products improve the efficiency of all extraction and mineral processing. The Segment also serves a number of niche markets including soil additives where products improve plant nutrition and soil fertility, and performance intermediates where high purity specialty monomers are supplied by the Segment for various applications (e.g. rubbers and adhesives). The Segment’s activities in industrial water management aim to bring a service oriented approach by providing customers, initially in Europe, with complete solutions that meet all their industrial water treatment needs. Strong, local support is available through a network of partners, each providing expertise and industry leading Ciba® IRGATREATtm product technology, equipment and services.
      In the area of detergents and hygiene, the Segment’s products and services are used in the home and fabric care industries as well as the personal care market. Whiteners, used in detergents, enhance the whiteness and brightness of textiles while antimicrobial solutions are used in personal care products, promoting good hygiene by inhibiting microbial growth and contributing to personal well being.

      The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Water & Paper Treatment for the years ended December 31, 2005, 2004 and 2003.

Amounts in CHF millions, except percentages	2005	2004	2003

Total Segment net sales	2 394	2 014	1 616
Operating income	128	128	125
Capital expenditures	89	81	55
Research and development expenditures	48	42	33
Contribution to the consolidated Company net sales from continuing operations, in percent	32.3%	28.7%	24.3%

Products
      In the paper industry, there is an ongoing demand for more efficient production processes and this is where Ciba patented technologies such as the Ciba® TELIOFORM® retention and drainage aid system and Ciba® PERGAFASTtm Color Developer for the Color Former market bring value to customer. At the same time, consumers are demanding more innovative paper products and here the Company’s Grade Solutions approach to the paper and board industry provide advantages. With Grade Solutions, Ciba pulls together its complete product and service offering to the market in alignment with the major grades produced: Fine Paper, Mechanical Paper, and Packaging. For each grade, the Segment offers a full range of chemicals as part of its solution offer — Wet-End Solutions, Size Press Solutions, Water Management Solutions, and Coating Solutions. The Segment’s complete range and proximity to the customer allows the Company to be a leading innovator in meeting consumer requirements. The rapid change of technology, the globalization of the customer base and the growing importance of emerging economies are likely to shape the future direction of these markets. Of particular importance are the growing environmental regulations, which are expected to contribute to a growth in chemical demand in excess to that of the paper and board industry.
      The Segment develops, produces and sells the following products to the water treatment market segment: Ciba® ZETAG®, Ciba® MAGNAFLOC® and Ciba® MAGNASOL® polyacrylamide polymers, organic coagulants, and poly acrylic acid polymers. The main usage of these products is as flocculants for the separation of solid particles from water. The recently launched Ciba® KRYSALIS® products for the dredging industry enhance solid liquid separation and the separation of contaminants from the dredging sediment. Ciba® RHEOMAXtm tailings management products for the mining industry allow minimization of water consumption and maximization of water recovery, thereby reducing disposal areas and hence generating cost savings in waste disposal. The water treatments product range also includes Ciba® IRGATREATtm specialty formulations for the full range of water purification and conditioning applications, dispersants to reduce the viscosity and to increase the performance of inorganic pigments and fillers in water systems, monomers as building blocks used in water treatment, adhesives, synthetic fibers and antistatic finishes, as well as a range of chelates including Ciba® LIBFER® iron chelate, which correct soil deficiencies for intensively grown crops.
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

Customers and End-User Markets
      In 2005 Water & Paper Treatment supplied products and services to the paper and board, municipal and industrial water treatment as well as detergents and hygiene industries. The top ten customers of the Segment accounted for approximately 25 percent of the Segment’s 2005 sales.
      In 2005, end-user markets such as the paper and board industry accounted for approximately 58 percent, the detergents and hygiene industries accounted for 10 percent, the water and wastewater services industry accounted for 20 percent, the extractives and process technologies industry accounted for 7 percent, the performance intermediates accounted for 3 percent and the agricultural industry accounted for 2 percent.

Research and Development
      Water & Paper Treatment spends approximately 2 percent of sales each year on research and development activities (CHF 48 million in 2005). The Segment’s integrated research and development philosophy is aimed at driving process/production technology improvements, development of novel targeted offerings to the industry and expansion to novel markets using existing and emerging technologies.
Textile Effects

Overview
      Textile Effects develops, manufactures and markets a variety of organic and inorganic synthetic dyes as well as processing and finishing chemicals for natural and synthetic fibers, focusing on cellulose, polyester, wool and polyamide and their blends.
      Based on 2005 sales, management estimates that the Segment Textile Effects is one of the largest textile effects businesses in the world. The Segment is the world’s second largest manufacturer of textile dyes, the largest manufacturer of dyes for wool, polyamide carpets and automotive fabrics, and the second largest manufacturer of reactive dyes. As one of the leading suppliers of textile chemicals to the textile industry it provides customers with an integrated range of products and services for fabric processing and finishing, including sizing, pretreatment, dyeing and printing auxiliaries, whiteners, comfort and easy care, UV protection, oil and water repellents, flame retardants and coating chemicals.
      Demand for textile dyes and chemicals is mainly driven by consumer trends in the textile end markets such as GDP, shade and effect trends related to fashion as well as the level of personal disposable incomes. The textile industry is shifting rapidly to the lower wage countries in Asia, particularly those with fast growing internal markets (such as China, India, Pakistan, and Vietnam).
      The traditional North American and European markets are experiencing a reduction in demand for traditional apparel and home textiles, however the technical segments show good growth.
      The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Textile Effects for the years ended December 31, 2005, 2004 and 2003.

Amounts in CHF millions, except percentages	2005	2004	2003

Total Segment net sales	1 283	1 300	1 401
Operating income (loss)	(520)	61	68
Capital expenditures	27	35	29
Research and development expenditures	29	29	32
Contribution to the consolidated Company net sales from continuing operations, in percent	17.3%	18.5%	21.1%

Products
      The Segment’s leading dyestuffs product lines include CIBACRON® reactive dyes for cellulose, Ciba® LANASET® and Ciba® LANASOL® dyes for wool, Ciba® TECTILON® acid dyes for carpet and Ciba® ERIOFAST® reactive dyes for Polyamide and Ciba® TERASIL® and Ciba® TERATOP® disperse dyes for polyester. In addition, the Segment manufactures vat and direct dyes for celluloic fibers, and cationic dyes for polyacrylonitrile fibers.
      The Segment’s leading textile chemical product lines include Ciba® UVITEX® whiteners for textiles, CIBATEX® UV absorbers for the protection of textiles against ultraviolet radiation, Ciba® PYROVATEX® flame retardants, Ciba® ALCOPRINT® print thickeners, Ciba® OLEOPHOBOL® fabric protector products for protection against stains, Ciba® ULTRATEX® softeners and Ciba® ALBEGAL® Dyeing auxillaries.

Customers and End-User Markets
      Textile Effects supplies the clothing/apparel, home furnishing and industrial textile industries (including automotive textiles). In 2005, the top ten customers of the Segment accounted for approximately 9 percent of the Segment’s sales. The customer base of the textile dyes and chemicals market is highly fragmented. In 2005, the end-user markets of the textile, fiber and carpet industries accounted for most of the Segment’s sales with the automotive industry accounting for a small percentage. While the clothing/apparel industry is predominant in Asia, the automotive textiles and the carpet industry is focused primarily in North America and Europe.

Research and Development
      Textile Effects spends approximately 2 percent of sales each year on research projects (CHF 29 million in 2005). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products and products and applications younger than five years. Textile dyes currently being developed by the Segment include reactive dyes with improved technical and economical performance, a range of disperse dyes with new state-of-the-art wetfast performance, metal free dyes for polyamide with unmatched wetfast and lightfast performance, alternatives to sulphur and naphthol dyes. Textile chemicals currently being developed by the Segment include ecologically improved flame retardants, more efficient UV absorbers and optical brighteners, economical oil and water repellents, range of improved products for easy care and the whole process chemicals range to increase the efficiency and simplify dyeing and printing processes. The Segment’s research and development focus also includes technologies geared towards new effects, such as microencapsulation, application of nanoparticles and use of biotechnological processes.
Manufacturing
      The Company has 87 manufacturing sites in 28 countries in important regions of the world. Currently, 56 of these sites are used primarily for chemical synthesis and the others are used for physical operations and to manufacture formulations that meet customer specific requirements. Europe and North America account for over 80 percent of the fixed asset base of the Company, with approximately 65 percent of the Company’s assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company’s major manufacturing facilities have qualified for International Organization for Standardization (“ISO”) 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in five non-consolidated joint ventures, all in Asia.
      The Company’s production costs, excluding raw materials, amounted to approximately 22 percent of sales in 2005, 22 percent of sales in 2004 and 23 percent of sales in 2003.
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
      Plastic Additives has invested in the Hindered Amine Stabilizer area, primarily in the NAFTA region. These projects were completed in 2004 at a total estimated cost of approximately CHF 70 million. Plastic Additives is investing CHF 8 million in a new GMP approved plant for a UV absorber for skin protection at Kaohsiung, Taiwan and approximately CHF 20 million for special Formgiving machines at Kaisten, Switzerland and in McIntosh, USA. It also plans to invest CHF 6 million in a new flame retardant production unit at Lampertheim, Germany.
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
      During the period from 2002 to 2004, Water & Paper Treatment has invested more than CHF 40 million to upgrade its production sites at Bradford United Kingdom and West Memphis Arkansas, United States. Water & Paper Treatment plans to invest CHF 10 million in a new acrylamide plant at Kwinana, Australia and another CHF 15 million to expand its Latex plant at Zhenjiang, China.
      Textile Effects has invested CHF 9 million to increase the capacity for textile dyes at Mahachai, Thailand. In addition, Textile Effects has expanded its Key Manufacturing Base in Panyu, China, for CHF 4 million and plans to invest another CHF 5 million for a new Liquid Disperse Polymers unit at the same site.
      The Company is further strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. For example, Coating Effects plans to invest approximately CHF 20 million for new capacities for light stabilizers and photoinitiators at Goa, India. Plastic Additives has invested CHF 10 million for the expansion of its antioxidants production facility at Shanghai, China and is planning to invest CHF 125 million for a new integrated antioxidants plant in Singapore.
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
      The increased price of crude oil and its derivatives in combination with strong demand in major downstream industries led to a significant recent increase in raw material cost. This was already noticed during the 2nd semester of 2004, and it continued well into 2005; somewhat leveling off during the 2nd semester. The Company expects the overall high price level and the high volatility to continue for the foreseeable future. To offset some of these cost increases, the Segments continue to source more raw materials and intermediates from newly-established suppliers in Asia. The Company adjusts its currency portfolio to mitigate exchange rate fluctuations.
      Although the Segments purchase certain raw materials from single suppliers, management does not believe that the loss of any supplier would have a material adverse effect on the Company’s business or financial condition.
Intellectual Property
      Where appropriate, the Company protects its new products and processes by obtaining patents and registering trademarks in selected regional markets. The Company has over 17 000 granted patents and pending applications world-wide and has trademark protection for approximately 400 product names. The Company continues to experience a constant increase in intellectual property conflicts, either initiated by the Company or by third parties. The Company relies on its know-how and technical expertise in many of its manufacturing processes to develop and maintain its market position. Management is of the opinion that intellectual property rights as a sole measure do not create a sustainable competitive advantage in the specialty chemicals industry. The Company’s ability to extract the maximum value from its patent protected products and processes is dependent upon the Company’s ability to apply its technical expertise in its manufacturing processes to meet customer requirements. In general, the Company historically has not licensed or sold its intangibles to third parties. In addition, separate cash flow streams cannot, in general, be identified with intangible assets separately from the cash flows associated with the related productive assets. The value of internally developed patent and process protection is, therefore, generally inseparable from the Company’s productive assets and processes.
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
Organizational Structure
      Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its ADSs trade on the New York Stock Exchange (see Item 9 — The Offer and Listing).

      The following table identifies the Company’s significant subsidiaries, their jurisdiction of incorporation or residence, the Company’s ownership interest in each subsidiary and the principal function of the subsidiary.

		Principal Function of Company

	Group Holding %	Selling	Manufacturing	Research	Services, Finance

AMERICAS
Argentina
Ciba Especialidades Químicas S.A., Buenos Aires	100	•
Bermuda
Chemical Insurance Company Ltd., Hamilton	100				•
Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				•
Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				•
Brazil
Ciba Especialidades Químicas Ltda., São Paulo	100	•	•
Latexia Brazil Ltda., São Paulo	100	•	•
Canada
Ciba Specialty Chemicals Canada Inc., Mississauga	100	•
Chile
Ciba Especialidades Químicas Ltd., Santiago de Chile	100	•	•
Colombia
Ciba Especialidades Químicas S.A., Bogotá	100	•	•
Guatemala
Ciba Especialidades Químicas, S.A. (ACC), Guatemala	100	•	•
Mexico
Ciba Especialidades Químicas Mexico S.A. de C.V., Mexico	100	•	•
Panama
Ciba Especialidades Químicas Colon S.A., Colon	100	•
United States of America
Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	•	•	•
ASIA PACIFIC
Australia
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•
Bahrain
Ciba Specialty Chemicals Middle East W.L.L., Manama (Al Seef District)	100	•

		Principal Function of Company

	Group Holding %	Selling	Manufacturing	Research	Services, Finance

China
Ciba Specialty Chemicals (China) Ltd., Shanghai	100	•		•	•
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•
Ciba Specialty Chemicals (Suzhou) Co., Ltd., Suzhou, Jiangsu	100	•	•
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	•	•
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	•	•
Qingdao Ciba Dyes Co. Ltd., Qingdao	94	•	•
Qingdao Ciba Pigments Co. Ltd., Qingdao	91	•	•
Shanghai Ciba Gao-Qiao Chemicals Co. Ltd., Shanghai	75	•	•
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	•	•
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•
India
Ciba India Private Ltd., Mumbai	100			•	•
Ciba Specialty Chemicals (India) Ltd., Mumbai(1)	69	•	•
Diamond Dye-Chem Ltd., Mumbai(2)	69	•	•
Indonesia
PT Ciba Specialty Chemicals Indonesia, Jakarta	83	•	•
PT Intercipta Kimia Pratama, Jakarta	60	•	•
PT Latexia Indonesia, Jakarta	100	•	•
Japan
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•
Ciba Specialty Chemicals K.K., Osaka	100	•		•
Musashino-Geigy Company Ltd., Kitaibaraki	60	•	•
Nippon Alkyl Phenol Co. Ltd., Tokyo	46	•	•
Republic of Korea (South Korea)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	•
Daihan Swiss Chemical Corporation, Seoul	100	•	•	•
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•	•

		Principal Function of Company

	Group Holding %	Selling	Manufacturing	Research	Services, Finance

Malaysia
Ciba Specialty Chemicals (Malaysia) Sdn Bhd, Klang	70	•	•
New Zealand
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•
Singapore
Ciba Specialty Chemicals (Singapore) Pte. Ltd., Singapore	100	•
Ciba Specialty Chemicals Industries (Singapore) Pte. Ltd., Jurong Island	100	•	•
South Africa
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•
Taiwan
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•
Thailand
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•
EUROPE
Austria
Ciba Spezialitätenchemie Österreich GmbH, Pischelsdorf/ Zwentendorf	100	•	•
Belgium
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•
Denmark
A/S Alfred Gad, Lynge	100	•
Finland
Ciba Specialty Chemicals Oy, Raisio	100	•	•	•	•
Finnamyl Oy, Raisio	100	•	•
France
Ciba Spécialités Chimiques SA, Saint Fons	100	•	•	•
Ciba Specialty Chemicals Masterbatch SA, Saint Jeoire en Faucigny	100	•	•	•
Germany
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•
Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				•
Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	•	•	•
Ciba Spezialitätenchemie Pfersee GmbH, Langweid/ Lech	100	•	•	•

		Principal Function of Company

	Group Holding %	Selling	Manufacturing	Research	Services, Finance

Hungary
Ciba Specialty Chemicals Central Eastern Ltd., Budapest	100	•
Italy
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•
Magenta Master Fibers S.r.l., Milano	60	•	•
Luxembourg
Ciba Specialty Chemicals Finance Luxembourg S.A., Luxembourg	100				•
Netherlands
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				•
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•
Ciba Specialty Chemicals Heerenveen B.V., Heerenveen(3)	100	•	•	•
Portugal
Ciba Especialidades Químicas Lda., Porto	100	•
Raisio Portugal-Produtos Químicos, Lda., Nogueira Maia	51	•
Spain
Ciba Especialidades Químicas S.L., Barcelona	100	•
Raisio Echeveste, S.A., Tolosa	100	•	•
Sweden
Ciba Specialty Chemicals Sweden AB, Göteborg	100	•
AB CDM, Västra Frölunda	100	•
Switzerland
Ciba Specialty Chemicals Holding Inc., Basel(4)					•
Ciba Spécialités Chimiques Monthey SA, Monthey	100		•
Ciba Spezialitätenchemie AG, Basel	100	•	•	•
Ciba Spezialitätenchemie Finanz AG, Basel	100				•
Ciba Spezialitätenchemie International AG, Basel	100				•
Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		•
Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		•
Ciba Spezialitätenchemie Services AG, Basel	100				•
CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•

		Principal Function of Company

	Group Holding %	Selling	Manufacturing	Research	Services, Finance

Turkey
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	•
United Kingdom
Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•
Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•
Pira International Limited, Leatherhead	100	•		•

(1)	The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai, (“CSCIL”) are listed on the Mumbai Stock Exchange (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2005 was approximately CHF 225 million (INR 7 741 million). As of December 31, 2005 the Company held 9 200 887 Equity Shares, representing 69.28 percent of the paid-up share capital of CSCIL.

(2)	Diamond Dye-Chem Limited is a wholly owned subsidiary of CSCIL.

(3)	This company name became effective as of January 1, 2006. Until December 31, 2005 the company’s name had been “EFKA Additives B.V.”.

(4)	Ciba Specialty Chemicals Holdings Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its Shares are listed on the Swiss Exchange and, since August 2, 2000, the Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one Share of the Company’s common stock.
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

	Size in
Location	hectares(1)	Major Product Lines

EUROPE
Basel, Switzerland	14	Textile Effects (reactive dyes for cellulose and wool, disperse, vat and acid dyes)
Bradford, United Kingdom	28	Water & Paper Treatment (water treatment and paper chemicals, inks, soil additives, intermediate monomers, rheology modifiers and textile chemicals)

	Size in
Location	hectares(1)	Major Product Lines

Clayton, United Kingdom	22	Water & Paper Treatment (specialty chemicals for paper coating)
Grenzach, Germany	52	Water & Paper Treatment (whiteners, specialty colors, antimicrobials, new businesses, cationic and solvent soluble dyes) Coating Effects (high performance pigments)

35.1

	Size in
Location	hectares(1)	Major Product Lines

Grimsby, United Kingdom	19	Water & Paper Treatment (water treatment chemicals)
Guturrybay, Spain	2	Water & Paper Treatment (latex production)
Heerenveen, Netherlands	2	Coating Effects (defoamers, slip and leveling, high molecular weight dispersants, wetting and dispersing agents)
Huningue, France	12	Coating Effects (high performance pigment preparations, imaging and coating additives) Plastic Additives (polymer additives and process and lubricant additives)
Kaipiainen, Finland	—	Water & Paper Treatment (latex production)
Kaisten, Switzerland	59	Plastic Additives (polymer additives)
Kokemaeki, Finland	10	Water & Paper Treatment (starch production)
Lampertheim, Germany	80	Plastic Additives (polymer additives, imaging and coating additives and process and lubricant additives)
Langweid/ Lech, Germany	29	Textile Effects (fabric finishing and dyeing and printing auxiliaries)
Lapua, Finland	23	Water & Paper Treatment (starch production)
Maastricht, Netherlands	11	Coating Effects (dispersions and inorganic pigments)
Mietoinen, Finland	8	Water & Paper Treatment (starch production)
Monthey, Switzerland(2)	11	Water & Paper Treatment (whiteners) Coating Effects (high performance pigments)
Mortara & Trivolzio, Italy	17	Coating Effects (imaging and coating additives)
Paisley, United Kingdom	17	Coating Effects (classical pigments)
Pischelsdorf, Austria	—	Water & Paper Treatment (latex production)
Pontecchio Marconi, Italy	12	Plastic Additives (polymer additives and production of insecticides for a third party)
Raisio, Finland	1	Water & Paper Treatment (sizing agents and additives for the paper industry)
Ribecourt, France	—	Water & Paper Treatment (latex production)
Saint Fons, France	9	Textile Effects (metal-complex and acid dyes)
Saint Jeoire, France	5	Coating Effects (masterbatches)
Schweizerhalle, Switzerland	1	Coating Effects (polymer additives, Imaging and coating additives) Textile Effects (standardization)
Toulouse, France	1	Water & Paper Treatment (sizing agents and additives for the paper industry)
Veurne, Belgium	1	Water & Paper Treatment (starch production)

AMERICAS
Atotonilquillo, Mexico	43	Textile Effects (disperse, basic and acid dyes, textile chemicals) Water & Paper Treatment (whiteners, photobleach)
Berwick, USA	10	Water & Paper Treatment (sizing agents and additives for the paper industry)
Camaçari, Brazil	14	Plastic Additives (polymer additives)
Charlotte, North Carolina USA	6	Textile Effects (dyeing and printing auxiliaries)

	Size in
Location	hectares(1)	Major Product Lines

Estrada do Colégio, Brazil	4	Water & Paper Treatment (whiteners, fabric finishing)
McIntosh, Alabama, USA	637	Plastic Additives (polymer additives and imaging and coating additives) Water & Paper Treatment (whiteners)
Medellin, Colombia	4	Water & Paper Treatment (sizing agents and additives for the paper industry)
Newport, Delaware USA	15	Coating Effects (high performance pigments)
Paulinia, Brazil	—	Water & Paper Treatment (latex production)
Puebla, Mexico	22	Plastic Additives (polymer additives and process and lubricant additives)
St. Gabriel, Louisiana USA	81	Textile Effects (reactive and acid dyes)
Suffolk, Virginia USA	89	Water & Paper Treatment (water treatment chemicals)
West Memphis, Arkansas USA	60	Water & Paper Treatment (water treatment chemicals)
ASIA-PACIFIC
Ai-oi, Japan(3)	—	Plastic Additives (polymer additives and imaging and coating additives)
Ankleshwar, India	2	Water & Paper Treatment (whiteners)
Candra Sari, Indonesia	5	Textile Effects (textile chemicals)
Chiba, Japan(4)	—	Plastic Additives (polymer additives)
Goa, India	14	Plastic Additives (polymer additives)
Isohara, Japan(5)	8	Plastic Additives (polymer additives)
Kaohsiung, Taiwan	4	Plastic Additives (polymer additives)
Mahachai, Thailand	4	Textile Effects (reactive dyes for cellulose)
Merak, Indonesia	6	Water & Paper Treatment (latex production)
Panyu, China(6)	5	Textile Effects (textile chemicals)
Perth, Australia	2	Water & Paper Treatment (water treatment chemicals)
Qingdao, China(7)	1	Coating Effects (classical pigments)
Qingdao, China(8)	1	Textile Effects (wool and disperse dyes)
Serang, Indonesia	—	Water & Paper Treatment (sizing agents and additives for the paper industry)
Shanghai, China(9)	6	Plastic Additives (polymer additives)
Ulsan, South Korea	7	Coating Effects (classical pigments)
Zhenjiang, China	10	Water & Paper Treatment (latex production)

(1)	One hectare is equal to 2.471 United States acres.

(2)	Most of the infrastructure facilities are shared with Syngenta and Huntsman through a joint venture in which the Company holds a 50 percent interest.

(3)	Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.

(4)	Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.

(5)	Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.

(6)	Venture with Panyu City Shilou Town Economical Development Company Limited, in which the Company holds a 95 percent interest.

(7)	Venture with Qingdao Double Peach, in which the Company holds a 91.4 percent interest.

(8)	Venture with Qingdao Double Peach, in which the Company holds a 94 percent interest.

(9)	Joint venture with Shanghai Gao-Qiao Petrochemical Company, in which the Company holds a 75 percent interest.
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
      For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 506 million as of December 31, 2005 and CHF 509 million as of December 31, 2004 have been recorded in the accompanying Consolidated Balance Sheets. The Company anticipates that these provisions will be spent generally over the next 30 years or longer. The decrease in the provision of CHF 3 million in 2005 compared to 2004 relates to usage of provisions of CHF 28 million and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 43 million in 2005 (CHF 54 million in 2004), including investments in construction, operations and maintenance and usage of the provision.
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
      At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another five years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.
      In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The removal of the Cell 1 landfill is not probable, however certain additional remediation is reasonably possible. The magnitude of the loss contingency relating to possible additional remediation of the Cell 1 landfill cannot be reasonably estimated at this time.
      The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is expected to conclude in the near future. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remaining planning and remediation effort could require up to ten years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.
      In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the ’Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2005, no remedial actions have been defined or required in a legally binding form.
      In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying consolidated balance sheets.
      See Item 3. Key Information — Risk Factors — Environmental laws and regulations may expose the Company to liability and result in increased costs.

Item 5.	Operating and Financial Review and Prospects.
Management’s Discussion and Analysis of Financial Condition and Results of Operations.
      The discussion in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (Management’s Discussion and Analysis) is based on, and should be read in conjunction with Item 3 — Key Information and the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and are included in Item 18 — Financial Statements. For a definition of certain financial terms used herein, see Glossary of Financial Terms at the end of this Management’s Discussion and Analysis. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs (CHF).

Year in review — 2005 compared to 2004

Results of operations	2005	2004

Net sales	7 419	7 027
Gross profit	2 117	2 171
Operating income (loss)	(124)	521
Income (loss) from continuing operations	(286)	278
Income from discontinued operations, net of tax	30	28
Net income (loss)	(256)	306
Earnings (loss) per share, basic and diluted
Continuing operations	(4.38)	4.21
Discontinued operations	0.46	0.43
Net income (loss) per share	(3.92)	4.64
Other data
Depreciation and amortization of other intangible assets	421	394
Restructuring, impairment and other charges	(703)	(91)
Adjusted EBITDA(1)	297	915
Net cash provided by operating activities	410	631
Net cash used in investing activities	(292)	(1 051)
Net cash used in financing activities	(526)	(304)
Free cash flow(1)	168	390
Net debt(1)	1 946	1 840
Shareholders’ equity at year-end	3 903	4 152
Dividend per share(2)	3.00	1.00
Capital reduction per share(2)	0.00	2.00
Key performance ratios
Net sales development	6%	6%
Net sales development in local currencies	4%	8%
Expressed as a percentage of sales
Gross profit	28.5%	30.9%
Operating income (loss)	(1.7)%	7.4%
Income (loss) from continuing operations	(3.9)%	4.0%
Net income (loss)	(3.4)%	4.4%
Adjusted EBITDA(1)	4.0%	13.0%

(1)	Adjusted EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2006 totaling CHF 3 per share, based on 2005 results, which is reflected in the table above. The per share amounts presented above for 2004 reflect the dividend that was paid in 2005, based on 2004 results, as well as the capital reduction approved by the Company’s shareholders in 2005, based on 2004 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6. Directors, Senior Management and Employees — Dividends and Dividend Policy.

Summary
      Ciba Specialty Chemicals (the “Company”), despite very challenging business conditions, was able to increase sales prices in 2005 by 2 percent after several years of price declines. As a result, the Company was able to partially mitigate the effect of raw material price increases, which were mainly oil-price driven.
      Sales grew by 4 percent in local currencies and 6 percent in Swiss francs. The increase was principally due to the inclusion of a full year of sales from Raisio Chemicals, which the Company acquired in mid-2004. Excluding these sales, the Company was able to increase sales by 2 percent in Swiss francs and maintain them at 2004 levels in local currencies. Favorable currency effects contributed to higher sales as the U.S. dollar, in particular, strengthened against the Swiss franc in the second half of the year.
      In 2004, the Company implemented Project Shape to assure the achievement of synergies from the integration of Raisio Chemicals and to address the continuing shift in the textiles market to Asia. The project is progressing on track with cost benefits being achieved. In line with the project’s objectives, the Company continues to focus on innovation, improving profitability and optimizing operations.
      Project Shape has already contributed to the slightly improved results of the Company’s Textile Effects Segment during the year. However, the acceleration of the market shift to Asia has made it apparent that the Segment would still not be able to achieve its targeted profit levels without further cost saving measures. This triggered a review of the carrying values of certain of the segment’s assets, which resulted in an impairment charge of CHF 583 million. The evaluation of strategic options to reposition the Textile Effects business is well underway, with both internal and external solutions further advanced.

Operational review
      The global economy in 2005 was characterized by economic growth, high industrial output and renewed consumer confidence, however performance varied significantly at a regional level. The Asian economies continued to deliver strong growth, driven by China, and this was reflected in the Company’s performance in the region. Company performance in the Americas was better in the second half of the year due to increasing demand in the plastics industry and the first signs of recovery in production rates in the automotive industry. Results in the Americas also benefited from the relative strengthening of the U.S. dollar. The European markets were quite mixed with the U.K. and Germany especially weak, but good growth in Eastern Europe. Demand was good for electronics, housing/construction and plastics, however the economic environment for automotive and paper was mixed. The textile and imaging and inks industries had another challenging year, although there were some signs of stabilization of textile margins following the implementation of new trade agreements between China and the U.S. and China and the European Union.
      Gross profit decreased in absolute terms in 2005 to CHF 2 117 million from CHF 2 171 million last year. Gross profit margin for 2005 was 28.5 percent, compared to 30.9 percent for 2004. Increased sales prices were unable to fully counter the effects of higher raw material and energy costs. Also contributing to the decline in gross profit was the inclusion of a full year of operations of Raisio Chemicals, which the Company acquired in mid 2004 and has a different cost structure. Selling, general and administrative expenses were 4 percent lower than 2004 levels and also decreased as a percentage of sales from 17.4 percent in 2004 to 15.9 percent in 2005. Improvements in the Company’s cost structure resulting from Project Shape and income from property disposals offset higher pension expenses.
      In 2004, the Company announced Project Shape, which is primarily designed to adapt and optimize the production and support organizations of Segment Water & Paper Treatment following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The Segment Water & Paper Treatment portion of the project is well on track and the Company is realizing benefits according to expectations. During 2005, Project Shape cost saving measures and sales price initiatives resulted in slightly improved Segment Textile Effects profitability compared to 2004, however it became evident that significant improvement would not be able to be achieved without additional cost saving measures. For further discussion, see Textile Effects Impairment below.

      Project Shape continues to focus on the phased closure of the Clayton manufacturing facility towards 2007, the closure of smaller production and administrative facilities and rightsizing initiatives across the Company’s global production base, mainly in Water & Paper Treatment. During the year the project was expanded and some of the timings accelerated. The project is progressing as planned. Overall benefits achieved in 2005 from Project Shape are estimated by management to be more than CHF 60 million. Operating income in 2005 includes CHF 116 million of charges in relation to Project Shape. Project Shape charges in 2004 were CHF 80 million. In addition, in 2004 there were charges of CHF 11 million for expensing of acquired in-process research and development costs from the Raisio Chemicals acquisition.
      Operating income decreased to a loss of CHF 124 million from income of CHF 521 million in 2004 and operating income margin declined to minus 1.7 percent of sales in 2005 compared to 7.4 percent of sales in 2004 primarily due to the Textile Effects Segment impairment charge. Operating income in 2005 excluding these impairment and restructuring charges would have been CHF 579 million and in 2004 would have been CHF 612 million.

Cash flow and balance sheet review
      Cash flows from operating activities in 2005, were CHF 221 million lower than 2004, at CHF 410 million. This resulted primarily from the lower operating results and also from higher restructuring payments.
      Net cash flows from investing activities was an outflow of CHF 292 million in 2005, a decrease in outflow of CHF 759 million from CHF 1 051 million last year. The decrease primarily consisted of the cash paid in 2004 for the acquisition of Raisio Chemicals. Capital expenditures decreased by CHF 19 million to CHF 275 million in 2005 from CHF 294 million last year. Such expenditures remain focused primarily on productivity improvement projects and maintenance of existing capacity.
      Net cash flows used in financing activities were CHF 526 million in 2005 primarily consisting of a further capital reduction payment to shareholders totaling CHF 130 million and the repayment of long term debt totalling CHF 275 million.
      Net debt increased by CHF 106 million to CHF 1 946 million in 2005. Although total debt decreased due to scheduled repayments, net debt increased to due to the lower levels of cash inflow from operating activities.

Significant other events
      In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by Huntsman Corporation) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.
      The Company continues to progress on its project to harmonize business processes and implement a company-wide, unified system structure with new software. This project is expected to be completed in three years.
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
      Note 1 to the consolidated financial statements in Item 18 — Financial Statements describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

Impairment testing of property, plant and equipment, goodwill and other intangible assets
      As discussed in Note 1, Summary of Significant Accounting Policies, in the Company’s consolidated financial statements in Item 18 — Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.
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
      For further discussion related to environmental matters, see Note 21 to consolidated financial statements in Item 18 — Financial Statements and Item 4 — Information on the Company — Environmental Matters.

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
      The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2005 and 2004, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in Note 18 to the consolidated financial statements in Item 18 — Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

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
Financial review

Total sales higher, comparable sales also higher in Swiss francs and stable in local currencies
      Sales increased by 6 percent overall to CHF 7 419 million. This includes 4 percent due to the inclusion of a full year of Raisio Chemicals activities in 2005 compared to seven months in 2004. This is incorporated within volume/product mix. Excluding acquisition effect, sales grew by 2 percent in Swiss francs and were flat in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Consolidated sales development	2005 compared to 2004

Volume/product mix/acquisition	2%
Price	2%
Currency	2%
Total in Swiss francs	6%

      Sales price increases were implemented in most areas, primarily in the first half of the year to counter rising raw material costs. Volume developments were mixed, reflecting mostly differentiated demand growth patterns in end-user industries and a competitive industry environment. Sales growth was achieved in process and lubricant additives and water treatments but this was offset by a continued decline in textile dyes and sales into the optical information storage market.
      In Europe sales increased, however this was predominantly due to the inclusion of a full year of Raisio Chemicals sales, compared to seven months for 2004. The underlying sales development remained mixed, with the U.K. and Germany in particular down from prior year. However, the region did improve towards the end of the year. In the Americas, the North American markets were similarly down, with demand particularly weak in the automotive sector and the textile industry. The aftermath of the hurricanes in the U.S. resulted in some supply problems and increased prices, but many of the lost sales were regained later in the year. Asia Pacific continued to grow strongly, especially in mainland China and India undoubtedly aided by the end of the WTO export quotas, which seemed to further accelerate the movement of sales from Europe and the Americas to Asia.
      Sales levels were positively impacted by the movements of certain major currencies against the Swiss franc, particularly the U.S. dollar in the fourth quarter of 2005. There were no large movements in the relationships between the Swiss franc and the euro or the British pound, although both currencies were slightly stronger in the second semester compared to the first. Coupled with increased sales prices, the currency movements resulted in comparable sales (after accounting for the additional Raisio Chemicals sales) being 2 percent higher in Swiss francs and stable in local currencies.
      Sales movements in Europe were similar in Swiss francs and local currencies. In the Americas, increases of sales in Swiss francs were currency driven with sales in local currencies in almost all locations being slightly lower. Sales growth in Asia Pacific was strong both in Swiss francs and in local currencies. Asia Pacific now accounts for 29 percent of the Company’s total sales, having moved ahead of the Americas.

Geographic sales distribution	2005	2004

Europe	43%	44%
Americas(i)	28%	29%
Asia Pacific(ii)	29%	27%

(i)	The Americas are comprised of North, Central and South America.

(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Gross profit reductions due to higher raw materials and utility costs
      In absolute terms gross profit levels decreased by 3 percent to CHF 2 117 million and decreased to 28.5 percent of sales compared to 30.9 percent in prior year. Raw material prices started to increase at the end of 2004 and continued to rise rapidly during the first half of 2005. In addition, energy costs rose significantly during the year, primarily due to significantly higher costs of oil and natural gas. The decrease in gross margin in absolute and percentage terms has resulted mainly from sales price increases not fully covering these cost increases and higher pension costs. The inclusion of a full year of Raisio Chemicals activities had a dilutive effect on margins due to the different cost structure and volume declines have caused lower levels of plant utilization and consequently higher levels of unabsorbed fixed costs.

Selling, general and administrative costs decrease
      Selling, general and administrative expenses in Swiss francs decreased by 4 percent to CHF 1 178 million in 2005 from CHF 1 224 million last year. As a percentage of sales, selling, general and administrative expenses decreased to 15.9 percent of sales in 2005 from 17.4 percent in 2004. Cost structure improvements resulting from Project Shape and other initiatives mitigated the effects of increased costs due to the inclusion of a full year of Raisio Chemicals activities and increased pension costs. Selling, general and administrative also includes CHF 68 million income resulting from the sale of certain assets.

Investment in research and development sustained
      Research and development expenses as a percentage of sales were 4.1 percent in 2005, in line with 2004. In absolute terms, research and development expenses increased by CHF 13 million to CHF 301 million in 2005 from CHF 288 million in 2004.
      The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

Textile Effects impairment
      Project Shape, upon full implementation, was expected to restore Segment Textile Effects to acceptable profitability levels. However, the shift of the textile market and customers to Asia was further accelerated in 2005 by the ending of WTO quotas. It became evident that significant profitability improvement for the Segment would not be able to be achieved without additional cost saving measures. This triggered a requirement to test the carrying value of certain of the Segment’s long-lived assets for impairment. The test determined that the carrying values of these assets are impaired. Consequently, an impairment charge totaling CHF 583 million was recorded. The impaired assets consist of property, plant and equipment, goodwill and other intangible assets. The basis and calculation methodology used for the impairment charge recorded in 2005 is described in note 23 to the consolidated financial statements in Item 18 — Financial Statements. The test also determined that the Segment’s overall fair value is lower than its carrying value. Therefore, were the Segment to be disposed of in the near future, further charges would occur.

Operating income and adjusted EBITDA lower due to impairment of Textile Effects Segment

	2005	2004

Operating income (loss)	(124)	521
Adjusted EBITDA	297	915
Operating income margin	(1.7)%	7.4%
Adjusted EBITDA margin	4.0%	13.0%
2005 compared to 2004
Operating income	(124)%	9%
Adjusted EBITDA	(67)%	8%
      Operating income decreased by 124 percent to a loss of CHF 124 million in 2005 from income of CHF 521 million in 2004. The major change to operating income and adjusted EBITDA was the impairment of the Textile Effects Segment of CHF 583 million. There were also additional charges incurred in relation to Project Shape of CHF 116 million and other charges of CHF 4 million. 2004 included Project Shape charges of CHF 80 million plus CHF 11 million for expensing in-process research and development activities connected with the acquisition of Raisio Chemicals. See Note 23 to Consolidated Financial Statements in Item 18 — Financial Statements.
      Without these items, in 2005 operating income would have been CHF 579 million, or 7.8 percent of sales compared to 2004 operating income of CHF 612 million, or 8.7 percent of sales. Adjusted EBITDA in 2005 would have been CHF 1 000 million, or 13.5 percent of sales, compared to 2004 adjusted EBITDA of CHF 1 006 million, or 14.3 percent of sales.

Plastic Additives results
      Sales increased to CHF 1 938 million in 2005 or by 2 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Sales development	2005 compared to 2004

Volume/product mix	(4)%
Price	5%
Currency	1%

Total in Swiss francs	2%

      Sales across the Segment were above 2004 in both local currencies and Swiss francs. Base polymers, home and personal care and process and lubricant additives exceeded prior year whereas only in polymer products were sales below previous year.
      In response to the ongoing upward trend in raw material prices, significant sales price increases were implemented during the year. In addition, the Segment discontinued sales of low margin products resulting in some volume declines. Despite this decline, operating margins improved. After a challenging first semester, base polymers sales growth recovered strongly from June onwards across all of its core markets. For polymer products the strong sales growth achieved in 2004 faltered in early 2005 due to further contraction of the plastic converting industry in which customers are struggling with polymer price increases. Despite the competitive market, prices remained stable and some recovery was experienced in the second half of the year. Sales growth was achieved in process and lubricant additives, with most regions performing well. Following the trend of raw material prices, sales prices have been significantly increased. Home and personal care sales were significantly higher. Growth was mainly driven by higher sales of UV absorbers.
      Geographically, sales in the Americas were slightly below 2004 in local currency. Due to positive currency effects, Swiss franc sales were above last year. In Europe sales were below last year both in Swiss francs and local currencies mainly as a result of the generally weak economy. Asia Pacific continued to deliver strong sales growth, especially in China and Japan.

Operating income and adjusted EBITDA	2005	2004

Operating income	260	224
Adjusted EBITDA	355	319
Expressed as a percentage of sales:
Operating income	13.4%	11.9%
Adjusted EBITDA	18.3%	16.8%
      Operating income and adjusted EBITDA increased both in absolute terms and as a percentage of sales. The increases in raw material costs were compensated with increases in selling prices during the year. The higher level of demand allowed the Segment to discontinue sales of low margin products, thereby accepting lower volumes of low margin products. Gross margins were slightly higher than 2004. The lower volumes resulted in lower plant utilization levels. Production costs increased slightly as higher utilities prices could only partly be offset by productivity improvements. Selling, general and administration expenses were lower, both in local currencies and in Swiss francs. This is mainly the result of cost savings resulting from the integration of a portion of the Home and Personal Care Segment, which occurred in the latter part of 2004, into the Plastic Additives Segment. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

Asset management	2005	2004

Net current operating assets:
Absolute in CHF	453	393
As a percentage of sales	23%	21%
Capital expenditures in CHF	72	76
Invested capital in CHF	1 441	1 321
Total assets in CHF	1 692	1 603
      Net operating assets increased from 2004 levels. This was due to higher inventory values and lower levels of payables, both in absolute terms and as a percentage of sales. Inventory values increased due to the impact of higher raw material prices and both inventory and receivables increased due to the higher U.S. dollar exchange rate. Capital expenditures decreased by CHF 4 million and continued to remain below the level of depreciation, focusing principally on de-bottlenecking and productivity improvement programs. Both invested capital and total assets increased over prior year.
      The Company announced in 2005 the decision to invest approximately CHF 125 million in a new production plant for antioxidants for plastics in Singapore. The new plant will ensure continuous supply to growing markets in Asia Pacific and the Middle East. Start-up of the new plant is expected to occur in early 2008.
Coating Effects results
      Sales in Swiss francs decreased to CHF 1 804 million in 2005 or by 1 percent and decreased by 2 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Sales development	2005 compared to 2004

Volume/product mix	(1)%
Price	(1)%
Currency	1%

Total in Swiss francs	(1)%

      The Segment’s key businesses experienced a challenging year, particularly in the first semester. However, most businesses improved significantly during the second half of the year. In 2005, electronic materials was negatively impacted by the further decline in the optical information storage business, which ultimately impacted the Segment’s overall sales and profitability. The Segment was able to mitigate this decline in business volume with a combination of organic growth in other business lines and small acquisitions, although the competitive environment remained tough with increasing pressure from Asia.
      The coatings business experienced increased demand for some industrial and decorative coatings products. The business also experienced decreased demand from the transportation sector, which nevertheless showed signs of recovery in the second half of the year. Electronic materials experienced strong growth in sales to the displays and microelectronics market, but not enough to compensate for the aforementioned decline in sales to the optical information storage market. The imaging and inks sector has seen some competitor consolidation as a result of higher levels of commoditized products and strong competition from Asia. In this sector, packaging and specialty products continues to grow, but the publications and, to a lesser extent, digital and photo markets remain under significant pressure. Despite the sluggish business environment and hostile market conditions affecting the thermoplastic sector, masterbatch maintained 2004 sales levels. The plastics market remains highly competitive and although sales to the agriculture sector increased strongly, sales to plastics and fibers declined.
      Geographically, in Europe sales levels were slightly below 2004 in both Swiss francs and local currencies. Germany and Italy maintained prior year levels, however the U.K. once again had a difficult year with significant sales decreases in both Swiss francs and local currency. In the Americas sales also decreased in both local currencies and Swiss francs, with sales stronger in South and Central America than in North America. Although the U.S. has suffered some supply problems and increasing prices following hurricane Katrina, the markets appeared to be improving later in the year. In Asia Pacific sales were basically equal to prior year, with little currency effect overall. 2005 was another good sales year for Japan and Korea. Region China, however, did not meet expectations but started to pick up in the latter part of the year with the development of the transportation market. The other countries in the region performed very well.

Operating income and adjusted EBITDA	2005	2004

Operating income	233	291
Adjusted EBITDA	340	394
Expressed as a percentage of sales:
Operating income	12.9%	16.0%
Adjusted EBITDA	18.9%	21.7%
      Operating income and adjusted EBITDA decreased both in absolute terms and as a percentage of sales. Margins deteriorated due to sales price erosion, the end of the life cycle for a high margin product and increased raw material costs, higher utilities and pension costs. Investment in research and development was approximately 6 percent of sales.

Asset management	2005	2004

Net current operating assets:
Absolute in CHF	579	501
As a percentage of sales	32%	28%
Capital expenditures in CHF	82	82
Invested capital in CHF	2 028	1 843
Total assets in CHF	2 275	2 090
      Net operating assets increased from prior year levels. Both receivables and inventory levels were higher in absolute terms as well as in percentage of sales. Inventory values increased due to the impact of higher raw material prices and both inventory and receivables increased due to the higher U.S. dollar exchange rate. Payable levels were lower than in prior year. Capital expenditures remained level with prior year and below the level of depreciation. Due to the current available capacity, expenditures were focused on maintenance and process improvements rather than on adding capacity. Both invested capital and total assets increased as a consequence of some minor acquisitions.
Water & Paper Treatment results
      Sales increased to CHF 2 394 million in 2005 or by 19 percent in Swiss francs and by 17 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Sales development	2005 compared to 2004

Volume/product mix/acquisition	12%
Price	5%
Currency	2%

Total in Swiss francs	19%

      Sales of products that were previously marketed by Raisio Chemicals, which the Company acquired effective May 31, 2004, account for 15 of the 19 percent increase in sales. In order to provide more meaningful comparability, all comments regarding sales that follow exclude this acquisition effect other than where specifically indicated.

      Segment sales performed well during the year in both Swiss francs and in local currencies. Water treatment sales growth was driven by substantial price increases, reduced by some consequent volume declines later in the year. The Segment’s key market centers performed well except for the intermediates and agriculture sector. Paper sales suffered in the second quarter due to the lockout in the paper industry in Finland, but lost sales were able to be partially recovered in the second half of 2005. Despite the tough operating environment for paper makers, sales exceeded prior year levels. Market stagnation and competition contributed to difficult market conditions for detergents and hygiene, however sales were maintained at prior year levels as the result of a stronger second half driven by the strengthening U.S. dollar. A fire occurred at the Segment’s Grenzach, Germany production site, however supplies to customers in the paper industry were not disrupted as the Segment was able to source these products from other Company production sites.
      Geographically, sales in Europe, had a better second half, but over the whole year sales were flat in both Swiss francs and local currencies. Performance in the Americas was better, especially in the second half as the economies are now stabilizing and growing. Markets remain competitive with price increases not always being matched by competitors. The strengthening U.S. dollar has benefited the Segment, as some of the major sales and raw materials contracts are denominated in U.S. dollars. Central America delivered sales growth in both local currencies and in Swiss francs. Asia Pacific continues to be a growth area, particularly Region China for paper.
      Including acquisition effects, sales development was positive across all regions in both local currencies and Swiss francs.

Operating income and adjusted EBITDA	2005	2004

Operating income	128	128
Adjusted EBITDA	288	259
Expressed as a percentage of sales:
Operating income	5.4%	6.3%
Adjusted EBITDA	12.0%	12.8%
      Operating income decreased as a percentage of sales. Adjusted EBITDA increased in absolute terms but decreased as a percentage of sales. Margins decreased mainly due to the dilutive effect of Raisio Chemicals (different cost structure) and higher raw material and energy costs not being fully recovered through sales price increases. Plant utilization decreased at the main sites due to volume losses triggered by the Segment’s price increases and raw material shortages earlier in the year, as well as the impact of the Finnish lockout. Selling, general and administrative costs were higher in both Swiss francs and in local currencies due primarily to the acquisition effect of Raisio Chemicals added costs and some minor acquisitions during 2005. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2005	2004

Net current operating assets:
Absolute in CHF	539	458
As a percentage of sales	23%	23%
Capital expenditures in CHF	89	81
Invested capital in CHF	3 283	3 164
Total assets in CHF	3 644	3 508
      The Segment’s operating assets were higher than prior year levels both in absolute and intensity terms. Both inventories and receivables increased in absolute terms driven primarily by currency developments as well as increased raw material and selling prices. Receivables in intensity to sales improved due to continued credit management efforts. Capital expenditures increased from prior year but were below depreciation expense and were again targeted primarily on productivity improvement projects. These factors and further minor acquisitions led to an overall increase in both invested capital and total assets.

Textile Effects results
      For comparability with prior year, the following discussion of the Segment’s results excludes the effect of the impairment charge discussed earlier.
      Sales decreased to CHF 1 283 million in 2005 or by 1 percent in Swiss francs and by 2 percent in local currencies. Sales development in 2005 compared to prior year resulted from the following factors:

Sales development	2005 compared to 2004

Volume/product mix	(1)%
Price	(1)%
Currency	1%

Total in Swiss francs	(1)%

      Sales remained almost flat in an extremely challenging market. Textile chemicals sales developed positively, however not enough to offset the decline in textile dyes. The earlier months of the year were particularly difficult with price erosion and many competitors not increasing their prices. However in the second half prices became more stable and sales pricing policies started to have a positive impact.
      Geographically, sales in Europe decreased from prior year levels both in Swiss francs and in local currencies. The region improved towards the end of the year, with higher demand but also because of agreements on the levels of Chinese imports. In the Americas, sales declined in Swiss francs and in local currencies across North America. However, Brazil delivered good sales growth in local currencies. In the Asia Pacific region, strong sales development, undoubtedly aided by the end of WTO quotas supports the decision to structurally realign the business to Asia. The main growth areas were China, Hong Kong and India, with other areas improving or at least remaining stable.

Operating income and adjusted EBITDA	2005	2004

Impairment	(583)	0
Operating income	(520)	61
Adjusted EBITDA	(468)	117
Expressed as a percentage of sales:
Operating income	(40.5)%	4.7%
Adjusted EBITDA	(36.5)%	9.0%
      Excluding the effect of the aforementioned impairment, operating income and adjusted EBITDA remained comparable with 2004 on absolute terms and as a percentage of sales, despite the difficult environment. The impact of the shift to lower margin business in Asia has been mitigated by personnel expense savings achieved through the Shape program. Selling, general and administrative costs declined as higher pension costs were more than offset by cost savings from Project Shape and other gains. As demand picked up during the second half of the year, the Segment also realized better capacity utilization. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2005	2004

Net current operating assets:
Absolute in CHF	411	393
As a percentage of sales	32%	30%
Capital expenditures in CHF	27	35
Invested capital in CHF	561	1 158
Total assets in CHF	785	1 361
      Net current operating assets increased due to higher levels of receivables, although inventories were below prior year levels despite the impact on inventory values of higher raw material prices and the higher

U.S. dollar exchange rate. The latter also contributed to the higher receivables values. Payable levels were the same as last year. Capital expenditures decreased from last year, and remain well below depreciation expense for the period. Both invested capital and total assets decreased significantly due to the impairment.
Consolidated balance sheets

Selected balance sheet data as of December 31,	2005	2004

Cash and cash equivalents and short-term investments	1 273	1 636
Total assets	10 612	10 996
Total shareholders’ equity	3 903	4 152
      Cash and cash equivalents and short-term investments decreased by CHF 363 million from 2004 to 2005 primarily due to the repayment of debt. Totals assets were lower by CHF 384 million compared to prior year mainly as a consequence of the impairment of assets of the Segment Textile Effects. The Company further continued in 2005 its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.
      The decrease of CHF 249 million in shareholders’ equity in 2005 was principally due to the reported net loss in 2005 and the payment of the capital reduction and dividend to the Company’s shareholders, partially offset by changes between December 31, 2004 and 2005 in year-end currency exchange rates, which are used to translate the Company’s various non-Swiss franc denominated balance sheet items located around the world into Swiss francs. During 2005, the U.S. dollar appreciated by 14 percent, the Chinese renminbi by 16 percent and the British pound by 3 percent from prior year against the Swiss franc.
Liquidity and capital resources
      In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. Management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

Treasury management
      The international financial markets remained volatile in 2005. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in global interest rates as well as a strengthening of the U.S. dollar against the Swiss franc and the euro, whereas the exchange rate of the Swiss franc to the euro remained relatively stable.
      As a consequence of the strong economic growth particularly in Asia and the U.S., global interest rates continued to rise during 2005. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to keep the average cost of its total borrowings almost constant at 4.05 percent in 2005 compared to 4.03 percent in 2004. The Company’s net interest cost, which is interest expense less interest income, increased slightly to CHF 114 million as compared to CHF 108 million in 2004.
      During 2005, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.33 to a low of approximately CHF 1.15. The Swiss franc balance sheet year-end rate was at CHF 1.31 against the U.S. dollar in 2005 versus CHF 1.15 at the end of 2004. During 2005, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.56 to a low of approximately CHF 1.53. At the end of 2005, the Swiss franc was at a level of CHF 1.56 against the euro versus CHF 1.54 at the end of 2004.
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

      In 2005, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 23 million, a decrease of CHF 16 million from CHF 39 million in 2004. The decrease in 2005 is mainly due to reduced losses from adverse foreign currency exchange rates, partially offset by gains from hedging activities. Otherwise, other financial expenses, net were relatively stable between the two periods.

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
      For further information see note 9 to consolidated financial statements and Item 11 — Quantitative and Qualitative Disclosures About Market Risks.
      Throughout 2005, the Company continued to maintain its long-term debt rating of ‘A’ from Standard & Poor’s. However, in August 2005 Standard & Poor’s changed the outlook for the rating from “stable” to “negative”. In May 2005 Moody’s changed the Company’s rating from ‘A2’ to ‘A3’ and in December 2005 changed the outlook for the rating from “stable” to “negative”. Management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required.
      The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The Company announced in 2005 the decision to invest approximately CHF 125 million in a new production plant for antioxidants for plastics in Singapore. Start-up of the new plant is expected to occur in early 2008. Subject to developments affecting the Company, which cannot be predicted or controlled, management for the next one to two years intends to maintain the Company’s capital expenditure levels, including the new production plant in Singapore, generally in the range of the past three years. Other than described above, the Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.
      For further information on capital resources available to the Company, see notes 12 and 13 to consolidated financial statements in Item 18 — Financial Statements.

Net debt
      The table below shows the components of net debt at December 31, 2005 and 2004:

December 31,	2005	2004

Short-term debt	277	559
Long-term debt	2 942	2 917

Total debt	3 219	3 476
Less: cash and cash equivalents	(1 259)	(1 614)
Less: short-term investments	(14)	(22)

Net debt	1 946	1 840

      The Company maintains short-term debt facilities, including commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements, which are described in note 12 to the consolidated financial statements in Item 18 — Financial Statements.
      The Company’s long-term debt in 2005 and 2004 consisted primarily of Euro Medium-Term Notes (EMTN Program) and straight bonds, which are described in note 13 to the consolidated financial statements in Item 18 — Financial Statements. The current portion of long-term debt totaled CHF 4 million at December 31, 2005 and CHF 258 million at December 31, 2004.
      Total debt decreased by a net CHF 257 million principally as the result of the decrease in the short-term portion of long-term debt that resulted from the repayment of CHF 275 million of debt. Net debt, however, increased by CHF 106 million in 2005 due in part to the strengthening of the USD at year-end. Long-term debt, net of current portion, was similar to prior year levels. See note 13 to consolidated financial statements in Item 18 — Financial Statements.
      The Company’s commercial paper program is uncommitted and the availability of future funds thereunder depends to a large extent on market conditions. The Company may, if and when it is economically advantageous, issue new debt.

Cash flows
      The net decrease in cash and cash equivalents of CHF 355 million from year end 2004 to year end 2005 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

Cash flows from operating activities	2005	2004

Net income (loss)	(256)	306
Deduct net income from discontinued operations, net of tax	(30)	(28)
Depreciation and amortization	421	394
Net change in operating assets and liabilities	(134)	(226)
Other, net	409	185

Net cash provided by operating activities	410	631

      Cash flows provided by operating activities of CHF 410 million were CHF 221 million lower than 2004 primarily due to the Company’s lower overall operating result and higher restructuring payments, which increased by CHF 71 million from CHF 11 million in 2004 to CHF 82 million in 2005.
      The Company continues to prioritize cash flow generation and is satisfied that operating cash flow levels are sufficient to satisfy both short-term and mid-term funding requirements.

Cash flows from investing activities	2005	2004

Capital expenditures	(275)	(294)
Sale (acquisition) of businesses, net of cash	(50)	(810)
Proceeds from sale of assets and changes in loans and other long-term assets	33	53

Net cash used in investing activities	(292)	(1 051)

      Cash flows used in investing activities decreased by CHF 759 million in 2005 to CHF (292) million from CHF (1 051) million in 2004 due primarily to decreased cash outflows for acquisitions of businesses, which in 2004 included CHF 662 million for the acquisition of Raisio Chemicals. The remaining decrease is attributable to higher cash proceeds from sales of fixed assets, which in 2005 increased to CHF 95 million from CHF 21 million in 2004.

Cash flows from financing activities	2005	2004

Increase (decrease) in short-term and long-term debt, net	(341)	55
Dividends paid	(66)	0
Capital reduction paid	(130)	(197)
Treasury stock transactions and other	11	(162)

Net cash used in financing activities	(526)	(304)

      For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and notes 12 and 13 to consolidated financial statements in Item 18 — Financial Statements.
      At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved the Board of Directors’ proposal for a dividend payment of CHF 1 per share, based on 2004 results, and a payment to the shareholders in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The dividend payment, which totaled CHF 66 million, was made on March 8, 2005, and the capital reduction payment was made on May 18, 2005, totaling CHF 130 million.
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
      In connection with its share buy-back program initiated in 2004, the Company purchased 1.8 million treasury shares in 2004 for CHF 162 million. The shareholders approved the cancellation of these shares at the Company’s Annual General Meeting on March 03, 2005; consequently, the shares were cancelled on May 18, 2005. For further details, refer to Note 16 to Consolidated Financial Statements in Item 18 — Financial Statements.

Free cash flow	2005	2004

Net cash provided by operating activities	410	631
Less: net cash used in investing activities	(292)	(1 051)
Add: (sale) acquisition of businesses, net of cash	50	810

Free cash flow(i)	168	390

(i)	In financial statements published prior to 2005, the Company deducted a pro-forma CHF 2 per share dividend from the calculation of free cash flow. The 2004 free cash flow figure presented above and in the year in review — 2005 compared to 2004 table in this Item 5 — Operating and Financial Review and Prospects has been adjusted to correspond with the 2005 calculation.
      The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.
      Free cash flow was lower by CHF 222 million in 2005 compared to prior year. This was mainly due to lower cash from operating activities in 2005, which resulted from the Company’s lower overall operating result.

Long-term obligations, commitments and contingencies
      The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2005, various long-term obligations that will become due in 2006 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2005, the Company’s current estimate of their annual maturities.
Payments by year, as from December 31, 2005

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

Long-term debt, including current(i)	2 916	4	1 021	310	1 581
Long-term obligations, including current portion(ii)	1 474	87	173	170	1 044
Raw material purchase commitments	618	245	311	48	14
Fixed assets and other purchase commitments	478	293	164	7	14
Lease commitments	134	36	46	25	27

Total	5 620	665	1 715	560	2 680

(i)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the consolidated balance sheets and in note 13 to consolidated financial statements in Item 18 — Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(ii)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2005. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in note 21 to consolidated financial statements in Item 18 — Financial Statements.
      In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2005, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 3 million of which CHF 1 million expire in 2006 and CHF 2 million in 2007 or thereafter.
Effective income tax rate
      The Company reported a significantly lower effective income tax rate in 2005 than in 2004. The primary unique events impacting the 2005 rate are the impairment of Segment Textile Effects, additional tax loss carryforwards in certain of the Company’s subsidiaries and higher tax deductions in certain of the Company’s subsidiaries that are not recognized for financial reporting purposes. The specific tax-related impacts resulting from these events are described in note 14 to consolidated financial statements in Item 18 — Financial Statements.

Year in review — 2004 compared to 2003

Results of operations	2004	2003

Net sales	7 027	6 646
Gross profit	2 171	2 067
Operating income	521	563
Income from continuing operations	278	345
Income from discontinued operations, net of tax	28	0
Cumulative effect of change in accounting principles	0	(16)
Net income	306	329
Earnings per share, basic and diluted
Continuing operations	4.21	5.05
Discontinued operations	0.43	0.00
Cumulative effect of change in accounting principles	0.00	(0.23)
Net income per share	4.64	4.82
Other data
Depreciation and amortization of other intangible assets	394	366
Restructuring and special charges	91	0
Adjusted EBITDA	915	929
Net cash provided by operating activities	631	1 033
Free cash flow	259	728
Net debt	1 840	1 049
Shareholders’ equity at year end	4 152	4 253
Dividend per share(1)	1.00	0.00
Capital reduction per share(1)	2.00	3.00
Key performance ratios
Net sales development	6%	(6)%
Net sales development in local currencies	8%	0%
Expressed as a percentage of sales:
Gross profit	30.9%	31.1%
Operating income	7.4%	8.5%
Income from continuing operations	4.0%	5.2%
Net income	4.4%	5.0%
Adjusted EBITDA	13.0%	14.0%

(1)	The per share amounts presented above for 2004 reflect the CHF 1 per share dividend and CHF 2 per share capital reduction payments made in 2005, based on 2004 results. The per share amounts presented above for 2003 reflect that no dividend was paid in 2004, based on 2003 results, as well as the CHF 3 per share capital reduction payment made in 2004, based on 2003 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6. Directors, Senior Management and Employees — Dividends and Dividend Policy.
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
Financial review

Total sales higher, comparable sales also higher in local currencies and stable in Swiss francs
      Sales increased by 6 percent overall to CHF 7 027 million including acquisition effects. Comparable sales excluding acquisition effects increased by 2 percent in local currencies and were stable in Swiss francs. Sales development in 2004 compared to 2003 resulted from the following factors:

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
      Operating income decreased by 7 percent to CHF 521 million in 2004 from CHF 563 million in 2003. Expressed as a percentage of sales, operating income fell to 7.4 percent in 2004 from 8.5 percent in the prior year. Despite higher sales volumes and positive acquisition effects that helped offset price erosion and adverse currency development, operating income decreased due to restructuring charges totaling CHF 80 million incurred in connection with Project Shape and special charges totaling CHF 11 million consisting of the expensing of the fair value of acquired in-process research and development activities in connection with the acquisition of Raisio Chemicals. Without these items, in 2004 operating income would have been CHF 612 million, or 8.7 percent of sales. See Note 23 to Consolidated Financial Statements in Item 18 — Financial Statements.
      As a result of the decline in operating income as described above, adjusted EBITDA in 2004 decreased to CHF 915 million, a decrease of CHF 14 million from CHF 929 million in the prior year. Currency adjusted adjusted EBITDA increased by CHF 29 million from 2003. Adjusted EBITDA margin decreased to 13.0 percent of sales in 2004 from 14.1 percent in 2003.
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

Cash flows from operating activities	2004	2003

Net income	306	329
Deduct net income from discontinued operatons, net of tax	(28)	0
Depreciation and amortization	394	366
Net change in operating assets and liabilities	(226)	302
Other, net	185	36

Net cash provided by operating activities	631	1 033

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

Cash flows from financing activities	2004	2003

Increase (decrease) in short-term and long-term debt, net	55	(394)
Dividends paid	0	0
Capital reduction paid	(197)	(206)
Treasury stock transactions and other	(162)	(142)

Net cash used in financing activities	(304)	(742)

      For information regarding short-term and long-term debt, see Notes 12 and 13 to consolidated financial statements in Item 18 — Financial Statements.

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
      In connection with its share buy-back program initiated in 2004, the Company purchased 1.8 million treasury shares in 2004 for CHF 162 million. In 2003 in connection with the share buy-back program, the Company purchased 1.3 million treasury shares for CHF 118 million. The shareholders approved the cancellation of these shares at the Company’s Annual General Meeting on February 26, 2004; consequently, the shares were cancelled on May 7, 2004. For further details, refer to Note 16 to consolidated financial statements in Item 18 — Financial Statements.

Free cash flow	2004	2003

Net cash provided by operating activities	631	1 033
Less: net cash used in investing activities	(1 051)	(239)
Add: (sale) acquisition of businesses, net of cash	810	71
Less: dividends(1)	(131)	(137)

Free cash flow	259	728

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount (see the Operational Review section of this Management’s Discussion and Analysis above).
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
Effective income tax rate
      The Company reported an effective income tax rate of 24 percent in 2004, an increase of 5 percent compared to 19 percent reported in 2003. The 2004 rate is reduced by 4 percent due to a non-recurring release of previously established tax reserves following the settlement during 2004 of certain outstanding tax matters. The 2003 effective income tax rate of 19 percent had been reduced by 10 percent from different non-recurring releases of previously established tax reserves, consisting principally of 9 percent resulting from the settlement in 2003 of a dispute with Novartis. See Note 14 to consolidated financial statements in Item 18 — Financial Statements.
Change in accounting policy and new accounting standards
      There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2005 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2005 that were not required to be adopted during 2005, but will require adoption in 2006 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future. See note 1 to consolidated financial statements in Item 18 — Financial Statements.
Environmental matters
      Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see note 21 to consolidated financial statements in Item 18 — Financial Statements and Item 4. — Information on the Company — Property, Plant and Equipment; Manufacturing Environmental Matters.
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
      The material limitations associated with using adjusted EBITDA as a performance measure as compared to net income are that adjusted EBITDA:

•	does not include interest expense which, because the Company has borrowed money in order to finance its operations, is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. Management believes it compensates for this limitation by including net income, which includes interest expense, as another of its key financial indicators,

•	does not include depreciation and amortization expense which, because the Company uses capital assets is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Management believes it compensates for this limitation by including net income, which includes depreciation and amortization expense, as another of its key financial indicators,

•	does not include taxes, the payment of which is a necessary element of the Company’s operations. Therefore, any measure that excludes tax expense has material limitations. Management believes it compensates for this limitation by including net income, which includes tax expense, as another of its key financial indicators, and

•	provides a measure of the Company’s current performance without consideration of the amount of capital that has been historically invested in order to produce the Company’s results. Management believes it compensates for this limitation by including free cash flow as another of its key financial indicators, as discussed above.
      The reconciliation of adjusted EBITDA to net income is below.

Year ended December 31,	2005	2004

Adjusted EBITDA	297	915
Depreciation and amortization	(421)	(394)

Operating income (loss)	(124)	521
Financial income and expense, net	(137)	(147)
Provision for income taxes	(18)	(92)
Minority interest	(7)	(4)
Income from discontinued operations, net of tax	30	28

Net income (loss)	(256)	306

      In financial statements published prior to June 30, 2005, the Company referred to adjusted EBITDA as EBITDA.
      As a result of the continued harmonization of different global financial reporting practices with U.S. GAAP, the Company will in 2006 discontinue using adjusted EBITDA as one of its key performance measures and instead will focus on operating income.

Free cash flow
      Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or distributions to shareholders and, as such, is limited to being used for this consideration only. Free cash flow should not be used to measure the residual cash flow that may be available for discretionary expenditures because of mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

      The reconciliation of free cash flow to net cash provided by operating activities is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

Net debt
      The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

Invested capital
      The reconciliation of invested capital to total shareholders’ equity is included in the Business Segment Data section of the consolidated financial statements in Item 18 — Financial Statements.

Currency exchange rates
      Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in note 2 to consolidated financial statements in Item 18 — Financial Statements.

Glossary of financial terms
      Adjusted EBITDA is calculated as operating income plus depreciation and amortization, and is reconciled to net income in the Financial Review section of Management’s Discussion and Analysis.
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
      Comprehensive Income is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instruments’ fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the corresponding intangible asset, net of tax.
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
      Defined Contribution Pension Plan is a pension plan that provides employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.
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
      Free Cash Flow is cash flows from operating activities from continuing operations less net cash from investing activities before sale (acquisition) of businesses, net of cash.
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
      Operating Income Margin is operating income expressed as a percentage of net sales
      Other Intangible Assets are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how; trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, and operating permits; and customer relationships, lists, and contracts.

Item 6.	Directors, Senior Management and Employees
Corporate Governance
      Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of the SWX Swiss Exchange. An overview of major differences between the Swiss and the U.S. corporate governance practices can be found at: http://www.cibasc.com/investors
The Board of Directors and its Committees
      The Board of Directors of Ciba Specialty Chemicals (“Board”) defines the strategic direction and supervises the overall affairs of the Company. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities and initiates required activities. The Executive Committee consists of the Chairman’s Committee under the leadership of the CEO and the Operations Committee, chaired by the Chief Operating Officer (“COO”). The Chairman’s Committee is responsible for the implementation of the strategies and the Operations Committee for the day-to-day management of the Company [DCG 3.6].

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
      The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

•	a Lead Director (to counterbalance the combined mandates of Chairman and CEO) who chairs meetings of the Board which only the non-executive members of the Board are attending. He also leads the non-executive members of the Board in all matters that require a separate discussion and decision making process. In addition, the Lead Director chairs the Compensation Committee. Based on interviews with other Board members, he prepares a review of the performance of the Chairman and CEO. He may act as a liaison between the Board and the Chairman and CEO in delicate matters

•	broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

•	independence of Board Members who are all non-executives of the Company, with the exception of the Chairman

•	independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving on the Human Resources and Nomination and the Finance Committees

•	having Audit Committee Members who are all non-executives with significant expertise particularly in the area of finance

•	having Compensation Committee Members who are all non-executives with broad practical experience in the area of employee and executive compensation

•	an annual self-assessment of the Board

•	receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management [DCG 3.7].
Topics of the Board in 2005
      Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting (“AGM”) of the Shareholders, the Board put particular emphasis for the financial year 2005 on the following topics: group business strategy, M&A, repositioning of segments, investments in Asia, developments in China, improvements in the chemical technologies, legislation in the area of registration and authorization of chemicals (REACH), structure of the Executive Committee.
Board Committees [DCG 3.5]
      Four standing Board Committees in the areas of audit, finance, compensation and human resources/nomination provide guidance and support to the full Board:

Audit Committee
      Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints, the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com/ — About Us — Corporate Governance). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”).

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

Members of the Board [DCG 3, 3.1, 3.2, 3.4.2]

			Year			Significant positions and political
			appointed	Year term		mandates outside the Company
Name	Date of birth	Nationality	to board	expires		[DCG 3.2.a/b/c]

Armin Meyer Chairman and CEO	July 25, 1949	Swiss	1997	2008		Member of the Board of Directors, Zurich Financial Services, Zurich Member of the Board, CEFIC (European Chemical Industry Council), Brussels Member of the Foundation Board IMD — International Institute for Management Development, Lausanne
Kurt Feller Vice-Chairman, Lead Director	August 31, 1937	Swiss	1999	2007		Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur Vice- Chairman of the Board of Directors, Geberit Ltd., Jona Member of the Board of Directors, Scintilla Ltd., Solothurn
Erwin W. Heri	March 6, 1954	Swiss	1997	2007		Chairman of the Board of Directors, OZ Bankers AG, Pfäffikon Chairman of the Board of Directors, OZ Holding AG, Pfäffikon Member of the Board of Directors, Losinger AG, Berne Member of the Board of Directors, Hilti AG, Schaan/ Liechtenstein, Trustee, Hilti Family Trust, Schaan, Liechtenstein, Chairman of the Investment Committee of State Pension (Publica), Berne
Gertrud Höhler	January 10, 1941	German	1997	2008		Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen
Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2006	(i)	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Board of the Novartis Venture Fund, Basel
Peter Littmann	December 21, 1947	German	1997	2006	(i)	Member of the Advisory Board, Nijenrode University, The Netherlands Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts
Uli Sigg	April 29, 1946	Swiss	1999	2007		Vice-Chairman of the Board of Directors, Ringier Group Member of the Advisory Board of China Development Bank, Beijing
Thomas Koch Secretary (not member of the Board)	November 21, 1954	German	2004	—		None
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
      The CEO is appointed by the Board. In this function, Armin Meyer is responsible for the strategic management and the overall financial results of the Group. He chairs the meetings of the Chairman’s Committee and ensures the information flow inside and outside the Company. For more details, see “The Executive Committee” below.
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
Additional Information
      With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company [DCG 3.1.b]. The term “independent” satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the New York Stock Exchange (“NYSE”) Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1.c].
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

      The Board Committees generally meet six times per year, usually immediately before the full Board meets. The duration of such meetings generally is between two and four hours. The full Board usually meets eight times per year. Normally, the duration of these meetings ranges between four and eight hours [DCG 3.5.3].
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
The Executive Committee [DCG 4, 4.1, 4.2]
      Effective October 1, 2005, the Board of Directors decided to adapt the structure of the Executive Committee to the changing needs of the Company to strengthen its strategic and operational leadership. A new position of Chief Operating Officer, responsible for the operational management of the businesses was introduced. Brendan Cummins, then Head of the Plastic Additives segment was appointed to this position. The Company is now led by the Executive Committee with two dedicated teams — the Chairman’s Committee, focusing on strategic development, consisting of the Chairman and CEO, the COO, the Chief Financial Officer (“CFO”) and the Chief Technology Officer (“CTO”) and the Operations Committee, focusing on the operational management of the business, consisting of the COO, the CFO and the Segment Heads.

Significant positions and political mandates outside the
Name	Date of birth	Nationality	Function	company [DCG 4.2.a/b/c]

Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer (CEO)	Member of the Board of Directors, Zurich Financial Services, Zurich Member of the Board of CEFIC (European Chemical Industry Council), Brussels Member of the Foundation Board IMD — International Institute for Management Development, Lausanne
Brendan Cummins	May 18, 1951	Irish	Chief Operating Officer (COO)	None
Michael Jacobi	January 30, 1953	German	Chief Financial Officer (CFO)	Member of the Board of Phonak Holding AG, Stäfa
Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer (CTO)	Member of the Board, American Chemistry Council, Arlington Member of the Board, CIIT Centers for Health Research Member of the Advisory Board, Xintec inc, Research Triangle Park, North Carolina
Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None
Eric Marohn	June 3, 1959	American	Head Segment Textile Effects	None
Mark Garrett	May 11, 1962	Australian and Swiss	Head Segment Water & Paper Treatment	Member of the Board of TEGEWA Industry Association, Frankfurt am Main
Giordano Righini	December 3, 1949	Italian	Head Segment Plastic Additives	None
      Armin Meyer became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to innovation and highly qualified people. He has been a Member of the Board of the Company since its spin-off in 1997.
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
      Brendan Cummins became Chief Operating Officer on October 1, 2005. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to the Philippines as Head of Pharmaceutical Division and later was appointed, in combination, Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. In December 2001, he joined Ciba Specialty Chemicals as a Member of the Executive Committee. From 2001 to 2004, he was Executive Vice- President, International Coordination and Human Resources. He was Head of the Plastic Additives Segment from April 2004 until October 2005. He has a degree in accounting and is a Fellow of The Association of International Accountants.
      Michael Jacobi joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel, Switzerland in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, and was responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, and is responsible for Treasury, Mergers and Acquisitions, Investor Relations and Control. He has a Doctorate in Economics from the University of St. Gallen.
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
      Hermann Angerer was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head of the Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr. Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

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
      Mark Garrett was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/ Typar. He rejoined Ciba in 2001. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, Australia and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne.
      Giordano Righini was appointed Head of the Plastic Additives Segment in 2005. Giordano Righini joined Chimosa Chimica Organica in Bologna, Italy in 1968, initially in the Research and Development Department, and later in the Production Department, as Group Leader. In 1979, Chimosa was taken over by Ciba-Geigy and became part of the Additives Division. In 1988, he was the Head of Production for the Pontecchio Marconi facility and in addition, responsible for Process Development and Technical Services. In 1991, Giordano Righini became Site Manager and in 1992, he became Head of the Additives Division for Italy. In 1997, after the establishment of Ciba Specialty Chemicals, he was promoted to Regional President of Southern Europe, as well as Managing Director of the Italian subsidiary. In 2004, he became global Head of the Business Line Coatings in Ciba Specialty Chemicals’ headquarters in Basel, Switzerland. Giordano Righini holds a diploma in Chemistry from the Forli Technical College, Italy and an honorary degree in chemistry for achievements in the industry from the University of Bologna, Italy.
      There are no management agreements or other agreements between the Company or its management bodies and any third parties [DCG 4.3] providing for any persons referred to above to be elected a Member of the Company’s Executive Committee.
Changes since December 31, 2004
      Brendan Cummins, then Head of Plastic Additives, became Chief Operating Officer effective October 1, 2005 and was succeeded in his former role by Giordano Righini, previously Head of the Business Line Coatings and Regional President of Southern Europe. On October 1, 2005, Christoph Biedermann, Head of International Coordination and Human Resources, left the Company. In the same period, no Member of the Board left the Company [DCG 5.2.3].
Business behavior
      So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely and understandable disclosure in public reports, the Company relies on its “Code of Conduct” which applies to all Ciba employees world-wide and on its “Financial Code of Ethics” which applies to about 300 individuals playing a major role in the financial reporting process. Both documents can be downloaded (http://www.cibasc.com/ index/ cmp-index/ cmp-about/ cmp-abo-corporategovernance/ cmp -abo-cog-codes.htm). In 2005, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct or its Financial Code of Ethics to the CEO, the CFO, or the Group Controller.
Compensation

Principles of allocation [DCG 5.1]
      Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses are based on corporate financial performance, i.e. on free cash flow, adjusted EBITDA and sales growth measured against relevant targets that are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal performances contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board of Directors, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.

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

Non-executive Members of the Board [DCG 5.2.2.b]
      In 2005, the non-executive Members of the Board in the aggregate received as gross remuneration, bonuses and other benefits a total of CHF 702 538[DCG 5.2.1]. In addition, they were granted 7 779 Shares by the Company [DCG 5.4.b] and held a total of 28 518 Shares as at December 31, 2005 (including those allocated in 2005) [DCG 5.5.b].
      In addition, these persons were granted the following options by the Company [DCG 5.6.b]:

	Term	Subscription		Strike price
Year of Allocation	(years)	ratio	Number	(CHF)

2001	5	1:1	6 892	109.20
2002	5	1:1	9 280	109.00
      As from 2003, the Company ceased to grant any options to non-executive Members of the Board.

Executive Member of the Board and Members of the Executive Committee [DCG 5.2.2.a]
      In 2005, the executive Member of the Board and the Members of the Company’s Executive Committee in the aggregate received as gross salaries, bonuses and other benefits, inclusive of any voluntary Company pension contributions, a total of CHF 7 392 412 [DCG 5.2.1]. In addition, they were granted 63 776 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 148 063 Shares as at December 31, 2005 (including those allocated in 2005) [DCG 5.5.a].

      In addition, these persons were granted the following options by the Company [DCG 5.6.a]:

	Term	Subscription		Strike price
Year of Allocation	(years)	ratio	Number	(CHF)

2001	5	1:1	65 672	109.20
2001 Supplementary grant	4 years and 10.5 months	1:1	19 572	109.20
2002	5	1:1	135 640	109.00
      As from 2003, the Company ceased to grant any options to the executive Member of the Board and to the Members of the Company’s Executive Committee.

Highest total compensation [DCG 5.9]
      In 2005, the Member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive of any voluntary Company pension contributions a total of gross CHF 2 378 414. In addition, in 2005, this person was allocated 16 539 restricted Shares and 3 027 unrestricted Shares. This compensation includes the bonus for 2004 paid in 2005.

Additional fees and loans
      None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2005 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].

Former Members [DCG 5.3]
      In 2005, one former Member of the Executive Committee who had left the Company in 2004 has received total compensation of gross CHF 384 300 [DCG 5.3.2.a]. This amount includes voluntary Company pension contributions. In 2005, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b].

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
      The Company requires a number of highly skilled technology, chemical and other specialists. The supply of such employees is highly limited, and competition to hire and retain them is consequently increasingly intense. Competition raises the cost of hiring and retaining these employees and increases employee turnover as competitors seek to lure away employees with particularly rare or sought-after skills. The Company is continually seeking to recruit skilled high-technology, chemical and other specialized workers and manage-

ment is of the opinion that the Company offers compensation, benefits and opportunities for development and advancement which will attract and retain a sufficient number of such employees.

Europe
      A significant number of the Company’s employees in Europe are represented by employee representative groups or trade unions. The Company’s labor relations in Europe have been good and the Company has not experienced any material work stoppages in recent years , other than as a result of the lock-out by the Finnish paper industry which had an impact on the business in 2005.
      Wages and general working conditions are generally the subject of negotiated collective bargaining agreements. Within the limits established by these agreements, operating companies negotiate directly with unions and other labor organizations representing the Company’s employees. Collective bargaining agreements relating to remuneration typically have a term of one year.
      In addition to local and national trade unions and employee representation groups , the Company also meets at least once per year with its European representatives at the Ciba Euroforum. The Euroforum meeting is a platform of information and dialogue whilst negotiation rights are at a country level.

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
Employees
      The Company employees worldwide totaled 19 105 in 2005, 19 337 in 2004 and 18 658 in 2003. The following table shows the number of employees at the end of December 31, 2005, 2004 and 2003.

2005	Europe	Americas	Asia-Pacific	Total

Plastic Additives	1 901	1 181	601	3 683
Coatings Effects	2 821	402	827	4 050
Water & Paper Treatment	2 512	897	719	4 128
Textile Effects	1 746	547	1 052	3 345
Non-Segment	2 194	874	831	3 899

Total Company	11 174	3 901	4 030	19 105

2004	Europe	Americas	Asia-Pacific	Total

Plastic Additives	1 927	1 127	655	3 709
Coatings Effects	2 956	409	543	3 908
Water & Paper Treatment	2 569	995	626	4 190
Textile Effects	2 007	586	935	3 528
Non-Segment	2 274	930	798	4 002

Total Company	11 733	4 047	3 557	19 337

2003	Europe	Americas	Asia-Pacific	Total

Plastic Additives	1 821	1 179	639	3 639
Coatings Effects	3 000	407	511	3 918
Water & Paper Treatment	2 136	1 019	474	3 629
Textile Effects	2 087	550	899	3 536
Non-Segment	2 235	923	778	3 936

Total Company	11 279	4 078	3 301	18 658

Organizational and capital structure
      Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange. For further information see Item 9 — The Offer and Listing. As at December 30, 2005, the Company’s market capitalization amounted to CHF 5 648 879 170 (66 457 402 Shares at a price of CHF 85.00 each).

Security	Stock exchange	Ticker symbol	Security number	ISIN code

Share with CHF 1 nominal value	SWX/virt-x	CIBN	581 972	CH 000 581972 4
ADS	NYSE	CSB	CUSIP: 17162 W206	N/A
      The Company’s nominal Share capital amounts to CHF 69 064 617 and is divided in 69 064 617 Shares with a nominal value of CHF 1 each. On May 23, 2003, the nominal value per Share was reduced from CHF 9 to CHF 6, giving effect to a resolution of the Company’s shareholders taken on March 6, 2003. On May 7, 2004, the nominal value per Share was further reduced to CHF 3, giving effect to a resolution of the Company’s shareholders taken on February 26, 2004. On May 17, 2005, the nominal value per Share was further reduced to CHF 1, giving effect to a resolution of the Company’s shareholders taken on March 3, 2005 [DCG 2.1/2.3].
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

	Nominal
	value of	Ordinary Share					Conditional capital for
	Shares	capital	Authorized capital		Conditional capital		employee participation

	4 Para. 1		4 Para. 3		4 Para. 4		4 Para. 5
Date of Articles of
Association				Nominal		Nominal		Nominal
			Number	value	Number of	value	Number of	value
Article in Articles			of Shares	(CHF)	Shares	(CHF)	Shares	(CHF)
of Association	(CHF)	(CHF)	(million)	(million)	(million)	(million)	(million)	(million)

April 20, 1998	10	721 301 170	4	40	4	40	2	20
March 22, 2002	9	649 171 053	4	36	4	36	2	18
March 6, 2003	6	432 780 702	4	24	4	24	2	12
February 26, 2004	3	212 479 851	4	12	4	12	2	6
March 3, 2005	1	69 064 617	4	4	4	4	2	2
      For additional information please refer to article 4 of the Company’s Articles of Association (“Articles”), which can be downloaded (http://www.cibasc.com/ index/ cmp-index/ cmp-about/ cmp-abo-corporategovernance.htm ). The German version, which is legally binding, can be downloaded from the same internet address.
      For information about the Company’s major shareholders see Item 7 — Major Shareholders and Related Party Transactions [DCG 1.2]. Updated information can be retrieved from the SWX Swiss Exchange

(http://www.swx.com/ admission/ being — public/ disclosure — en.html). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].
Group structure [DCG 1.1]
      For the Company’s major subsidiaries, including listed companies and group structure, see 20-F — Item 4 — Information on the Company [DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see Description of Segments in Business Segment Data [DCG 1.1.1].
Voting cap and registration restrictions, nominees [DCG 2.6]
      No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share capital. A shareholder purchasing more than 2 percent of the Company’s Share capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2005, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].
      Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].
      For information about the Company’s treasury stock, see Form 20-F — Note 16 to the Consolidated Financial Statements and the Consolidated Balance Sheets.
      At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which they hold the Shares [DCG 6.1.1]. In 2005, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval of two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].
Annual General Meeting and extraordinary shareholders’ meetings
      Any shareholder may demand that an item be put on the agenda of the AGM if she or he holds Shares representing a nominal value of at least CHF 100 000. This equals 0.145 percent of the Company’s total Shares. A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. For the AGM to be held on March 2, 2006, the Company published the deadline date (January 1, 2006) on its website on December 15, 2005. The record date for participation at the AGM is usually fifteen days before the AGM while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provisions with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].
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
      Since its inception in 1997, the Company has paid or proposed to pay the following amounts per Share:

	Dividend payment	Capital reduction payment
AGM Year	(CHF)	(CHF)

1998	2	0
1999	2	0
2000	2	0
2001	2	0
2002	2	1
2003	0	3
2004	0	3
2005	1	2
2006(i)	3	0

(i)	For the financial year 2005, the Board proposes to the shareholders to pay a dividend of CHF 3 per Share. The shareholders will vote on this proposal at the Company’s AGM of shareholders on March 2, 2006. If the shareholders approve this proposal, the dividend payment is expected to be made on March 8, 2006.
Convertible bonds and warrants/ options [DCG 2.7]
      With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding.

Additional information

Change of control provisions [DCG 7]
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
      According to employee retention agreements with the Company, all members of the Executive Committee plus three senior managers are entitled to payments for severance resulting from a change of control. For ten executives, such payments would on average amount to less than twice that of a total annual compensation. One member of the Executive Committee has a contractual provision according to which he would be entitled to receive somewhat less than two and a half times that of his total annual compensation [DCG 7.2].

Auditors [DCG 8]
      The Company’s auditors are Ernst & Young Ltd, Zurich. They have been elected by the shareholders at the 2005 AGM until the AGM 2006 [DCG 8.1.1]. The Board, which bases its proposal upon a recommendation made to it by the Audit Committee, will propose that Ernst & Young Ltd be re-elected for another year. At the Company’s AGM to be held on March 2, 2006, the shareholders will vote on this proposal.
      Ernst & Young Ltd’s lead audit partner, Cherrie Chiomento, has supervised the Company’s audit since 2004 [DCG 8.1.2].
      Fees paid by the Company in 2005 and 2004 to its auditors were as follows [DCG 8.2/8.3]:

	2005		2004

	Thousand	In % of	Thousand	In % of
	CHF	total fees	CHF	total fees

Audit fees	6 210	59	5 704	93
Audit-related fees	3 836	36	2	0
Tax fees	514	5	381	6
All other fees	28	0	44	1

Total fees	10 588	100	6 131	100

      Audit-related work includes Sarbanes-Oxley Act 404 implementation services, audit-related services in connection with the possible disposition of the Segment Textile Effects, and services in connection with the Company’s pension plans. Tax services include tax filings, transfer pricing studies and tax advice, including with regard to VAT. Other services include assistance with translation and capital reduction matters. The Audit Committee maintains a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com/investors). The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.
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

Information policy [DCG 9]
      The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by email. The Investor Relations homepage (http://www.cibasc.com/ investors) contains comprehensive information on the Company, including Corporate Governance, the Code of Conduct, the Financial Code of Ethics and Social Policy. Interested parties may also subscribe to a news release email service (http://www.cibasc.com/ index/med-index/ med-subscription.htm).
      As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports furnished or filed by the Company with the U.S. stock exchange supervision authority, the SEC, can be downloaded (http://www.sec.gov/ cgi-bin/browse-edgar?action=getcompany&CIK=0001035497&owner= include).
      The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s AGM is also sent to the registered shareholders by mail. In addition, the Company publishes the AGM meeting notice in several newspapers in Switzerland. The site http://www.cibasc.com/ agm contains all AGM relevant information, including the AGM minutes.
      For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page (http://www.cibasc.com/ investors).
      Enquiries by telephone may also be made to: Investor Relations +41 61 636 5081 and to Group Communications +41 61 636 4444.

Share ownership
      The Company applies the fair value method of accounting as defined in SFAS No. 123(R) “Share-Based Payment” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.
      In connection with the capital reduction of CHF 3 per share in 2003 (see note 16), the Company reduced the exercise price of its then outstanding stock options and reflected this reduction in the exercise prices disclosed herein. No compensation expense was recorded as a result of this capital reduction repricing. In connection with the capital reduction of CHF 2 per share in 2005 and CHF 3 per share in 2004, the exercise price of outstanding stock options was not changed.
      LTIP — The Company has a Long-Term Incentive Plan (LTIP), which grants restricted shares of common stock of the Company to senior management and other key employees. Shares granted are restricted from being sold by the grantee for three years from the date of grant.
      In connection with the LTIP 2005, the Company granted 197 455 restricted shares of common stock with a market value of CHF 78.60 per share to 697 participants and recognized compensation expense of approximately CHF 16 million in 2005 related to these grants. In connection with the LTIP 2004, the Company granted 154 996 restricted shares of common stock with a market value at date of grant of CHF 95.30 per share to 705 participants and recognized compensation expense of approximately CHF 15 million in 2004 related to these grants. In connection with the LTIP 2003, the Company granted 186 503 restricted shares of common stock with a market value at date of grant of CHF 85.30 per share to 720 participants and recognized compensation expense of approximately CHF 16 million in 2003 related to these grants.
      The LTIP until 2005 also provided for the granting of options to participants to purchase shares of common stock. Accordingly, in 2005 no options were granted. In 2004 and 2003, option grants were made with vesting and the right to exercise occurring over three years and expiration dates of ten years from date of grant. Options granted in years prior to 2003 expire either five years or ten years after the date of grant. As a result of the adoption by the Company in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 2 million in 2005 (CHF 3 million in 2004 and CHF 5 million in 2003) was recorded comprising the unvested portion of prior year awards.
      The following table summarizes option activity under the LTIP for the three year period ended December 31, 2005 and from January 1, 2006 through January 27, 2006:

	Weighted
	average	Stock
	exercise	options
	price	outstanding

Balance at December 31, 2002	117.53	2 195 339
Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)

Balance at December 31, 2003	109.34	2 080 622

Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)

Balance at December 31, 2004	108.32	1 771 757

Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	108.60	(23 647)
Options expired	104.48	(243 860)

Balance at December 31, 2005	108.77	1 504 250

Options exercised	0	0
Options canceled/forfeited	0	0
Options expired	109.20	271,557

Balance at January 27, 2006	108.68	1 232 693

      The following table summarizes the status of stock options outstanding and exercisable at January 27, 2006:

		Stock options outstanding		Stock options exercisable

	Weighted		Weighted
	average		average		Weighted average
	exercise price-	Number of	remaining	Number of	remaining
	outstanding/	outstanding	contractual life	outstanding	contractual life
Exercise price range	exercisable	options	(in years)	options	(in years)

82.60 — 111.40	103.66/105.11	1 122 793	3.9	1 022 068	3.5
160.00	160.00/160.00	109 900	1.9	109 900	1.9

		1 232 693		1 131 968

      MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 30 shares (prior to 2006, 25 shares) of common stock at CHF 10 per share (prior to 2006, CHF 15) as long as the share price is not greater than CHF 150, at which level the Employee Investment Plan price may be adjusted. The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB for the three year period ended December 31, 2005 and from January 1, 2006 through January 27, 2006:

	Weighted
	average
	exercise	Rights
	price	outstanding

Balance at December 31, 2002	15.00	370 280
Rights granted	15.00	105 275
Rights exercised	15.00	(20 005)

Balance at December 31, 2003	15.00	455 550

Rights granted	15.00	104 200
Rights exercised	15.00	(22 955)

Balance at December 31, 2004	15.00	536 795

Rights granted	15.00	102 475
Rights exercised	15.00	(57 055)

Balance at December 31, 2005	15.00	582 215

Rights granted	10.00	114 750
Rights exercised	14.25	(6 955)

Balance at January 27, 2006	14.18	690 010

      Compensation expense is recorded in the year the rights are granted and, in 2005, CHF 7 million (2004: CHF 9 million; 2003: CHF 9 million) of compensation expense was recorded under this plan.

Change in control and reserve of shares
      Upon a change in control of the Company as defined, the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.
      At December 31, 2005, the Company had approximately 1.4 million shares (2004: 2.0 million shares; 2003: 2.2 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.
      For further information see Item 18 — Financial Statements and pages F-1 through F-43

Item 7.	Major Shareholders and Related Party Transactions.
Major Shareholders
      According to the Share Registrar of the Company and other publicly available information (Database on Disclosure of Shareholdings maintained by SWX Swiss Exchange). As of January 27, 2006 the following persons in the table below were known by the Company to be the owner of 2 percent or more of the Company’s Shares. These shareholders may use their voting rights up to 2 percent of the common stock.

	January 27,	January 28,	January 30,
	2006	2005	2004

Chase Nominees Ltd, London*	4.8%	4.8%	5.6%
Mellon Bank N.A., Everett*	3.76%	—	2.6%
Putnam Group, Boston	—	2.0%	—
Nortrust Nominees, London*	2.18%	—	—

(*) Registered as nominees.
      As of January 27, 2006, according to the Share Register, there were 135 registered holders of ordinary shares in the United States. These ordinary shareholders in the United States collectively held 4 135 234 ordinary shares, or approximately 5.99 percent of the Company’s total issued and outstanding Shares as of that date. Also as of January 27, 2006, there were 242 registered holders of American depositary receipts under an ADR program (including Cede & Co., the DTC’s nominee). Each ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one share of the common stock of the Company. All these registered ADR holders have addresses in the United States. They collectively held 3 666 106 ADRs, or approximately 2.65 percent of the issued and outstanding ordinary Shares as of such date.
      To its knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.
Related party transactions
      The Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest. No director, officer or associate of any director or officer is or was during the last three years indebted to the Company or any of its subsidiaries. For further information see Item 18 — Financial Statements and pages F-1 through F-43.
      The Company has a number of joint ventures with, and other equity investments in other companies. It has relationships with many of these entities in the ordinary course of business whereby it buys and sells a wide variety of products and services.

Item 8.	Financial Information.
Consolidated financial statements
      See Item 18 — Financial Statements and pages F-1 through F-43
Other financial information

Export sales
      The Company’s products and services are primarily sold outside of its home market, Switzerland. In 2005, approximately 99 percent of the Company’s sales of products and services produced in Switzerland were exported to other countries.

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
      For 2004 the Board of Directors proposed to pay a dividend of CHF 1 per share and to make an additional cash payment to its shareholders resulting from a capital reduction of CHF 2 per Share. Both the dividend payment and capital reduction were approved by the Company’s shareholders at the Annual General Meeting on March 3, 2005. The capital reduction was effected by a reduction in the nominal value of each share from CHF 3 per Share by CHF 2 per Share to CHF 1 per Share. The Company made the payment of the capital reduction on May 18, 2005. Dividend payment occurred on March 8, 2005.
      For 2005, the Board of Directors proposes to pay a dividend of CHF 3 per Share. The dividend payment is subject to shareholders’ approval at the Annual General Meeting on March 2, 2006. If approved, the dividend payment will be made to the shareholders on March 8, 2006.
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

	Price per Share

Trading prices on the Swiss Exchange	High	Low	High	Low

	In CHF		In USD

Annual highs and lows
2001	115.75	75.00	69.74	45.19
2002	128.00	89.75	92.53	64.88
2003	101.50	74.75	81.99	60.38
2004	96.14	76.70	81.81	59.77
2005	85.00	72.51	64.65	55.15
Quarterly highs and lows
2004
First Quarter	96.14	82.24	75.84	64.87
Second Quarter	90.70	82.05	72.44	65.54
Third Quarter	89.70	76.70	71.93	61.50
Fourth Quarter	86.50	78.00	75.80	68.35
2005
First Quarter	84.24	75.38	70.48	63.07
Second Quarter	79.23	72.51	61.77	56.53
Third Quarter	80.50	74.00	62.45	57.41
Fourth Quarter	85.00	72.75	64.65	55.33
Monthly highs and lows
2005
July	77.50	74.00	60.22	57.50
August	80.50	76.10	64.16	60.66
September	78.60	74.65	60.98	57.91
October	77.40	72.75	60.00	56.40
November	77.50	74.05	58.94	56.32
December	85.00	77.90	64.65	59.25
2006
January (through January 27)	84.95	81.20	66.38	63.45
      The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADR.

	Price per ADR(1)

Trading prices on the New York Stock Exchange	High	Low

	In USD
Annual highs and lows
2001	35.44	24.00
2002	40.60	30.83
2003	38.75	28.25
2004	40.61	30.10
2005	37.73	32.20
Quarterly highs and lows
2004
First Quarter	40.61	33.80
Second Quarter	36.35	31.92
Third Quarter	36.58	30.10
Fourth Quarter	38.23	31.25
2005
First Quarter	37.73	32.20
Second Quarter	33.94	29.05
Third Quarter	32.00	28.50
Fourth Quarter	32.30	28.08
Monthly highs and lows
2005
July	30.20	28.50
August	32.00	29.97
September	31.74	28.86
October	29.79	28.32
November	29.57	28.08
December	32.30	29.69
2006
January (through January 27)	33.18	31.72

(1)	One ADR represents one half of one share of the Company.
      On January 27, 2006, the last reported sale price was for Shares on the Swiss Exchange CHF 84.30 and for ADRs on the New York Stock Exchange USD 32.80. According to ShareComm Service AG, as of December 31, 2005, there were 140 United States resident shareholders holding 4 142 314 Shares, representing approximately 6.0 percent of the issued and outstanding Shares as of such date, and there were 242 registered United States resident holders of American Depositary Receipts holding 3 787 326 ADRs, representing approximately 2.74 percent of the issued and outstanding Shares as of such date.
      The information presented in the table below represents, for the periods indicated, the approximate average daily volumes of the Shares traded on the Swiss Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2005	425 936	402 477	365 419	405 860
2004	380 762	342 204	287 579	289 824

      The information presented in the table below represents, for the periods indicated, the average approximate daily volumes of the ADRs traded on the New York Stock Exchange:

	First quarter	Second quarter	Third quarter	Fourth quarter

2005	17 756	13 988	15 778	17 990
2004	4 287	2 511	5 353	3 073
      The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all of which supply such data to their customers, subscribers and other information providers.
Trading practices and procedures on the Swiss Exchange/virt-x
      The Swiss Exchange is a private organization, which is supervised by the Swiss Federal Banking Commission. Securities traded on the Swiss Exchange include shares , investment funds, exchange traded funds, bonds and derivatives. In 2005, the exchange turnover achieved in a total of 17.95 million transactions amounted to CHF 1 449 billion.
      The Company is included in the SMI®, the Swiss Market Index, an index that as at December 31, 2005, comprised shares of the 27 largest most liquid stocks in the Swiss equity market. At the same date, the market capitalization of the SMI® issuers amounted to CHF 916 billion.
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
      A purchaser of shares will be recorded in the Company’s share register if the purchaser discloses its name, citizenship and address and gives a declaration that it has acquired the shares in its own name and for its own account. The Articles provide that shareholders may register their shares in the name of a nominee approved by the Company, including Euroclear Bank S.A./ N.V. as operator of the Euroclear System (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), and the Depositary, and may exercise their voting rights by giving instructions to such nominee to vote on their behalf. However, the Company has agreed to exempt the Depositary and the custodian and their respective nominees, if any (but no individual Holder or Beneficial Owner of ADSs), from the 2 percent limitation in respect of Deposited Securities held in connection with the ADR facility created by the Deposit Agreement (as defined therein) to the extent that (a) the Depositary requires each Holder who provides voting instructions to the Depositary upon the terms of the Deposit Agreement to certify (the “Voter Certification”) that (i) such Holder does not beneficially own, directly or indirectly, more than 2 percent of the share capital of the Company in the form of Shares or ADSs and (ii) neither such Holder nor any of its affiliates has filed, or is under any obligation to file, a Schedule 13D or 13G under the Exchange Act in respect of the Shares or the ADSs (if any such Holder fails to provide such Voter Certification to the Depositary, the Depositary will disregard any voting instructions received from such Holder unless otherwise instructed by the Company), and (b) the Deposited Securities held in the ADR facility do not exceed the 5 percent limitation.

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
      At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At each Annual General Meeting held on April 13, 2000, March 22, 2002, and February 26, 2004, the shareholders consented to extend this authorization for another two years. The Board of Directors proposes to the Company’s shareholders at the Company’s Annual General Meeting to be held on March 2, 2006 to renew this authorization for another two years.
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

EMTN Program
      In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company. As of December 31, 2005, approximately CHF 547 million (USD 417 million) of indebtedness was outstanding under the program. The Company currently has no plans to utilize this program in the future.

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
Market risk due to fluctuating foreign currency exchange rates and interest rates
      As a result of its global operating and financial activities, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. The Company actively manages the resulting exposure through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. In accordance with the written policies of the Company, such instruments are used only as risk management tools and not for speculative or trading purposes. The Company’s written policy with respect to the use of risk management tools has been updated in 2005.
      The Company collects global cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company’s exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company’s primary net foreign currency market exposures include the U.S. dollar, the euro, the British pound and the Japanese yen. In 2005, the Company’s hedging activities have to a large extent focused on the U.S. dollar. However, hedging activities on the other major currencies as well as on selected minor currencies have also been undertaken.

      The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2005, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company’s financial instruments of CHF 66 million. Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company’s financial instruments of CHF 81 million as of December 31, 2005. As the impact of offsetting changes in the fair value of the underlying positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company’s actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.
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
      There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2005, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 8 million. The assumption is that the floating rate debt would be impacted by this hypothetical one percentage point increase but not fixed rate agreements.

Item 12.	Description of Securities Other than Equity Securities
      Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      Based on management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2005, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
      For information with regard to pre-approval procedures and fees paid to the Company’s auditors, see Item 6 — Directors, Senior Management and Employees — Auditors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable

Item 16E.	Purchases of Equity Securities by the Company

				d) Maximum
				number (or
			(c) Total number of	approximate dollar
			Shares purchased as	value) of Shares
			part of publicly	that may yet be
	(a) Total number	(b) Average price paid	announced plans or	purchased under the
	of Shares purchased	per Share	programs	plans or programs

Period
January	0	N/A	0	0
February	252,927	80.55	0	0
March	257,171	78.88	0	0
April	145,280	76.47	0	0
May	579,327	74.82	0	0
June	0	N/A	0	0
July	19,920	75.08	0	0
August	111,583	77.78	0	0
September	102,838	75.54	0	0
October	0	N/A	0	0
November	2,580	72.56	0	0
December	0	N/A	0	0
Total	1,471,626	76.95	0	0
      The Company’s Share buy-back program over the second trading line began on August 27, 2003 and ended on August 26, 2004. Until the end of 2003, the Company had repurchased 1 303 500 shares. Its Annual General Meeting approved the cancellation of these Shares. From January 1, 2004 until the end of the Share buy-back program, the Company purchased another 1 762 000 Shares, which were proposed to be cancelled. The shareholders approved this proposal at the Company’s Annual General Meeting on March 3, 2005. In 2005, the Company did not repurchase any Shares under a Share buy-back program.

      Under Swiss law (art. 659 para. 1 Swiss Code of Obligations), a company is allowed to purchase and to hold a maximum of 10 percent of its own shares, subject to certain exceptions. As the total number of issued and outstanding Shares amounts 69 064 617, the Company would be allowed to hold a maximum of 6 906 461 own Shares.
      Shares purchased but not cancelled are held as treasury stock and may be sold back to the market.
PART III

Item 17.	Financial Statements
      The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.	Financial Statements
      See pages F-1 through F-43

Item 19.	Exhibits
      (a) The following consolidated financial statements, together with the auditors’ reports of Ernst & Young Ltd, are filed as part of this Annual Report:
      All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.
      (b) Documents filed as exhibits to this registration statement:

+1	.1	Articles of Association of Ciba Specialty Chemicals Holding Inc. dated March 3, 2005

**1	.2	Specimen share certificate of Ciba Specialty Chemicals Holding Inc.

*2	.1	Second Amended and Restated Deposit Agreement dated as of August 2, 2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.

*2	.2	Form of American Depositary Receipt of Ciba Specialty Chemicals Holding Inc.
***4	.1	EMTN Programme Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited and the additional parties named therein.

***4	.2	EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by each of Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., in favor of the account holders of Clearstream Banking, société anonyme and the additional beneficiaries named therein.

***4	.3	EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by Ciba Specialty Chemicals Holding Inc.
***4	.4	EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The JP Morgan Chase Bank and J.P. Morgan Bank Luxembourg S.A. The total amount of long-term debt securities of the Company or of its subsidiaries authorized under any other instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the Commission, upon its request, a copy of any instruments defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
**4	.8	Master Spin-off Agreement dated December 20, 1996, between Novartis AG and Ciba Specialty Chemicals Holding Inc.
**4	.9	Transaction Agreement re: Sale of the Performance Polymers division to Morgan Grenfell Private Equity dated December 14, 1999, by and between Ciba Specialty Chemicals Holding Inc. and Avanti N03.
8.1		List of Certain Subsidiaries.
12.1		Certification Pursuant to Rule 13a-14(A)/15d-14(A)
12.2		Certification Pursuant to Rule 13a-14(A)/15d-14(A)
13.1		Certification Pursuant to 18 U.S.C. Section 1350
23.1		Consent of Ernst & Young Ltd.

+	Incorporated by reference from the Form 6-K of Ciba Specialty Chemicals Holding Inc., furnished May 17, 2005. (File No. 333-56040)

*	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form F-6, filed August 2, 2000. (File No. 082-04541)

**	Incorporated by reference to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form 20-F

***	Incorporated by reference to the Annual Report of Ciba Specialty Chemicals Holding Inc. on Form 20-F filed on February 1, 2005.

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
Date: January 31, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Ciba Specialty Chemicals Holding Inc.
      We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciba Specialty Chemicals Holding Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 17 to the consolidated financial statements, the Company changed its accounting principles to adopt, as of January 1, 2003, the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”. As discussed in Note 17 to the consolidated financial statements, the Company changed its accounting principles to adopt, as of July 1, 2005, the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.
      As discussed in Note 1 to the consolidated financial statements, in 2003 the Company adopted Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities”.
/s/ ERNST & YOUNG LTD
Zurich, Switzerland
January 31, 2006

Consolidated Statements of Income
(In millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2005	2004	2003

Net sales		7 419	7 027	6 646
Cost of goods sold		(5 302)	(4 856)	(4 579)

Gross profit		2 117	2 171	2 067
Selling, general and administrative		(1 178)	(1 224)	(1 190)
Research and development		(301)	(288)	(281)
Amortization of other intangible assets	8	(59)	(47)	(33)
Restructuring, impairment and other charges	23	(703)	(91)	0

Operating income (loss)		(124)	521	563
Interest expense		(135)	(141)	(142)
Interest income		21	33	34
Other financial expense, net		(23)	(39)	(24)

Income (loss) from continuing operations before income taxes and minority interest		(261)	374	431
Provision for income taxes	14	(18)	(92)	(81)
Minority interest		(7)	(4)	(5)

Income (loss) from continuing operations		(286)	278	345
Income from discontinued operations, net of tax	21	30	28	0
Cumulative effect of change in accounting principles, net of tax		0	0	(16)

Net income (loss)		(256)	306	329

Earnings (loss) per share, basic and diluted	19
Continuing operations		(4.38)	4.21	5.05
Discontinued operations		0.46	0.43	0.00
Cumulative effect of change in accounting principles		0.00	0.00	(0.23)

Net income (loss) per share		(3.92)	4.64	4.82

Weighted average shares outstanding
Basic and diluted		65 288 741	66 059 479	68 361 123

See notes to consolidated financial statements

Consolidated Balance Sheets
(In millions of Swiss francs, except share and per share data)

December 31,	Notes	2005	2004

ASSETS
Current assets
Cash and cash equivalents		1 259	1 614
Accounts receivable, net	4	1 149	1 064
Inventories	5	1 439	1 292
Prepaid and other current assets		420	411

Total current assets		4 267	4 381
Property, plant and equipment, net	6	2 724	3 015
Goodwill	7	1 495	1 561
Other intangible assets, net	8	831	823
Financial investments	9	132	180
Other assets	10	1 163	1 036

Total assets		10 612	10 996

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		608	634
Short-term debt	12	277	559
Income taxes payable		106	116
Accruals and other current liabilities	11	900	831

Total current liabilities		1 891	2 140
Long-term debt	13	2 942	2 917
Deferred income taxes	14	404	413
Other liabilities	15	1 392	1 306

Total liabilities		6 629	6 776
Minority interest		80	68
Shareholders’ equity	16
Common stock(i)		69	212
Additional paid-in capital		3 993	4 146
Retained earnings		520	843
Accumulated other comprehensive loss		(409)	(575)
Treasury stock, at cost(ii)		(270)	(474)

Total shareholders’ equity		3 903	4 152

Total liabilities and shareholders’ equity		10 612	10 996

(i)	Par value CHF 1 per share (December 31, 2004: CHF 3 per share), 79 064 617 shares authorized and 69 064 617 shares issued as of December 31, 2005 (80 826 617 shares authorized and 70 826 617 shares issued as of December 31, 2004).

(ii)	December 31, 2005: 2 607 215 treasury shares; December 31, 2004: 4 686 272 treasury shares.
See notes to consolidated financial statements

Consolidated Statements of Cash Flows
(In millions of Swiss francs)

Year ended December 31,	2005	2004	2003

Cash flows from operating activities
Net income (loss)	(256)	306	329
Deduct income from discontinued operations, net of tax	(30)	(28)	0

Income (loss) from continuing operations	(286)	278	329
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	421	394	366
Deferred income taxes	(64)	24	30
Restructuring, impairment and other charges	703	91	0
Restructuring payments	(82)	(11)	0
Gain on sale/disposal of assets, net	(68)	(2)	(7)
Realized gain on available-for-sale securities	(2)	0	(12)
Minority interest and other non-cash items, net	(78)	83	25
Changes in operating assets and liabilities:
Accounts receivable, net	14	(60)	56
Inventories	(17)	(45)	173
Accounts payable	(59)	34	(9)
Other operating assets and liabilities	(72)	(155)	82

Net cash provided by operating activities	410	631	1 033

Cash flows from investing activities
Capital expenditures	(275)	(294)	(233)
Proceeds from sale of assets	95	21	67
Sale (acquisition) of businesses, net of cash(i)	(50)	(810)	(71)
Loans and other long-term assets	(62)	32	(2)

Net cash used in investing activities	(292)	(1 051)	(239)

Cash flows from financing activities
Increase (decrease) in short-term debt, net	(71)	51	(25)
Proceeds from long-term debt	5	31	715
Repayments of long-term debt	(275)	(27)	(1 084)
Dividends paid	(66)	0	0
Capital reduction paid	(130)	(197)	(206)
Treasury stock transactions	11	(162)	(142)

Net cash used in financing activities	(526)	(304)	(742)

Effect of exchange rate changes on cash and cash equivalents	53	(48)	(27)

Net (decrease) increase in cash and cash equivalents	(355)	(772)	25
Cash and cash equivalents, beginning of year	1 614	2 386	2 361

Cash and cash equivalents, end of year	1 259	1 614	2 386

Supplemental cash flow information
Cash paid for interest	(139)	(144)	(103)
Cash paid for income taxes	(92)	(108)	(60)

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for acquisitions and cash payments attributable to the divestment in 2000 of the Performance Polymers business. See note 21.
See notes to consolidated financial statements

Consolidated Statements of Shareholders’ Equity

					Accumulated	Treasury stock
			Additional		other
(In millions of Swiss francs, except share and		Common	paid-in	Retained	comprehensive	Unreserved	Reserved
per share data)	Notes	stock	capital	earnings	loss	shares	shares	Total

Balance at December 31, 2002		649	4 205	208	(362)	(78)	(241)	4 381
Net income				329				329
Currency translation adjustments					(135)			(135)
Realization of previously unrealized gain on available-for-sale securities, net of tax of CHF 4	9				(4)			(4)
Unrealized gain on available-for-sale securities, net of tax of CHF 4					5			5
Minimum pension liability adjustment, net of tax of CHF 1					(2)			(2)
Other					(1)			(1)

Comprehensive income (loss)				329	(137)			192
Capital reduction paid(i)		(216)	10					(206)
Treasury stock transactions	16		3			11	(138)	(124)
Other			11	(1)				10

Balance at December 31, 2003		433	4 229	536	(499)	(67)	(379)	4 253
Net income				306				306
Currency translation adjustments					(76)			(76)

Comprehensive income (loss)				306	(76)			230
Capital reduction paid(i)		(213)	16					(197)
Share cancellation	16	(8)	(110)				118	0
Treasury stock transactions	16		2			(3)	(143)	(144)
Other			9	1				10

Balance at December 31, 2004		212	4 146	843	(575)	(70)	(404)	4 152
Net loss				(256)				(256)
Currency translation adjustments					189			189
Minimum pension liability adjustment, net of tax of CHF 16					(25)			(25)
Other					2			2

Comprehensive income (loss)				(256)	166			(90)
Capital reduction paid(i)		(138)	8					(130)
Cash dividends declared and paid(ii)				(66)				(66)
Share cancellation	16	(5)	(157)				162	0
Treasury stock transactions	16		(13)			(105)	147	29
Other			9	(1)				8

Balance at December 31, 2005		69	3 993	520	(409)	(175)	(95)	3 903

(i)	Capital reduction paid in 2005 was CHF 2.00 per share (2004 and 2003: 3.00 per share).

(ii)	Cash dividend declared and paid in 2005 was CHF 1.00 per share.
See notes to consolidated financial statements

Business Segment Data

Year ended December 31,	2005	2004	2003

	(In millions of Swiss francs)
Net sales
Plastic Additives	1 938	1 895	1 822
Coating Effects	1 804	1 818	1 807
Water & Paper Treatment	2 394	2 014	1 616
Textile Effects	1 283	1 300	1 401

Total net sales	7 419	7 027	6 646

Operating income (loss)
Plastic Additives	260	224	165
Coating Effects	233	291	298
Water & Paper Treatment	128	128	125
Textile Effects(ii)	(520)	61	68
Corporate and other expenses(ii)	(225)	(183)	(93)

Total operating income (loss)	(124)	521	563

Restructuring, impairment and other charges(ii)
Plastic Additives	0	0	0
Coating Effects	0	0	0
Water & Paper Treatment	0	0	0
Textile Effects	583	0	0
Corporate	120	91	0

Total restructuring, impairment and other charges	703	91	0

Adjusted EBITDA(i)
Plastic Additives	355	319	265
Coating Effects	340	394	395
Water & Paper Treatment	288	259	228
Textile Effects(ii)	(468)	117	128
Corporate(ii)	(218)	(174)	(87)

Total adjusted EBITDA	297	915	929

Depreciation and amortization
Plastic Additives	95	95	100
Coating Effects	107	103	97
Water & Paper Treatment	160	131	103
Textile Effects	52	56	60
Corporate	7	9	6

Total depreciation and amortization	421	394	366

See notes to consolidated financial statements

Business Segment Data — (continued)
(In millions of Swiss francs except percentages)

Year ended December 31,	2005	2004	2003

Operating income margin
Plastic Additives	13.4%	11.9%	9.1%
Coating Effects	12.9%	16.0%	16.5%
Water & Paper Treatment	5.4%	6.3%	7.8%
Textile Effects	(40.5)%	4.7%	4.9%

Operating income margin	(1.7)%	7.4%	8.5%

Adjusted EBITDA margin
Plastic Additives	18.3%	16.8%	14.6%
Coating Effects	18.9%	21.7%	21.8%
Water & Paper Treatment	12.0%	12.8%	14.1%
Textile Effects	(36.5)%	9.0%	9.2%

Adjusted EBITDA margin	4.0%	13.0%	14.0%

Research and development
Plastic Additives	97	97	107
Coating Effects	104	101	95
Water & Paper Treatment	48	42	33
Textile Effects	29	29	32
Corporate	23	19	14

Total research and development	301	288	281

Capital expenditures
Plastic Additives	72	76	64
Coating Effects	82	82	79
Water & Paper Treatment	89	81	55
Textile Effects	27	35	29
Corporate	5	20	6

Total capital expenditures	275	294	233

See notes to consolidated financial statements

Business Segment Data — (continued)

Balance at December 31,	2005	2004

(In millions of Swiss
francs, except
percentages)
Net assets
Plastic Additives	1 441	1 321
Coating Effects	2 028	1 843
Water & Paper Treatment	3 283	3 164
Textile Effects	561	1 158
Shared operating net assets not allocated to segments (iii)	91	37
Non-operating net assets(iv)	1 253	1 636

Invested capital(v)	8 657	9 159
Items not included in invested capital	(4 754)	(5 007)

Total shareholders’ equity (total net assets)	3 903	4 152

	2005	2004

Components of items not included in invested capital
Net deferred tax liabilities	(63)	(157)
Short-term debt	(277)	(559)
Long-term debt	(2 942)	(2 917)
Other liabilities	(1 392)	(1 306)
Minority interest	(80)	(68)

Total items not included in invested capital	(4 754)	(5 007)

Year ended December 31,	2005	2004

Total assets
Plastic Additives	1 692	1 603
Coating Effects	2 275	2 090
Water & Paper Treatment	3 644	3 508
Textile Effects	785	1 361
Shared operating assets not allocated to segments(iii)	440	357
Non-operating assets(iv)	1 776	2 077

Total assets	10 612	10 996

(i)	Adjusted EBITDA is calculated as operating income plus depreciation and amortization. In financial statements published prior to June 30, 2005, the company referred to adjusted EBITDA as EBITDA.

(ii)	The CHF 583 million impairment charge relating to the impairment of the carrying value of the Company’s Textile Effects Segment described in note 23 is considered a segment activity and is therefore charged to the Textile Effects Segment. All other restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

(iii)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.
See notes to consolidated financial statements

Business Segment Data — (continued)

(iv)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

(v)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.
      The Company is organized into four reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.
      The Company evaluates the performance of its reportable segments based on operating income as well as Earnings Before Interest, Taxes, Depreciation, Amortization and Minority Interest (adjusted EBITDA). Segment operating income includes all operating items relating to the segments and excludes restructuring and other charges that principally apply to the Company as a whole. Segment adjusted EBITDA and adjusted EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.
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
Description of Segments
      The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.
      The segment Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, information storage, construction, photographic and digital printing industries.
      The segment Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry. Its “effect chemicals’ provide solutions to increase paper mill productivity and improve appearance, handling and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as
See notes to consolidated financial statements

Business Segment Data — (continued)
well as soil additives and specialty monomers. Furthermore the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.
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
See notes to consolidated financial statements

Geographic Data

Net sales to customers	2005	2004	2003

	(In millions of Swiss
	francs)
Europe
Germany	615	635	584
United Kingdom	286	297	293
Italy	333	355	340
France	393	353	304
Rest of European Union(i)	1 290	1 140	933
Switzerland	77	80	99
Rest of Europe	203	190	178

Total Europe	3 197	3 050	2 731

Americas
United States of America	1 360	1 366	1 415
Canada	219	212	199
Central America	165	154	167
South America	343	314	285

Total Americas	2 087	2 046	2 066

Asia Pacific
Japan	431	406	381
Region China	545	482	440
Rest of Asia	752	641	627
Australia and New Zealand	162	158	159
Africa and Middle East	245	244	242

Total Asia Pacific	2 135	1 931	1 849

Total net sales to customers	7 419	7 027	6 646

Net sales to customers are based on the final destination of the sale.
See notes to consolidated financial statements

Geographic Data — (continued)

	Year ended
	December 31,

Long-lived assets	2005	2004

	(In millions of
	Swiss francs)
Europe
Germany	287	366
United Kingdom	415	453
Italy	170	171
France	121	161
Rest of European Union(i)	223	232
Switzerland	435	593
Rest of Europe	0	1

Total Europe	1 651	1 977

Americas
United States of America	669	663
Canada	5	3
Central America	81	86
South America	27	24

Total Americas	782	776

Asia Pacific
Japan	21	20
Region China	154	165
Rest of Asia	91	52
Australia and New Zealand	17	18
Africa and Middle East	8	7

Total Asia Pacific	291	262

Total long-lived assets	2 724	3 015

(i)	Rest of European Union includes all other European Union member countries as of December 31, 2005, that are not specifically listed. Amounts for 2004 and 2003 have been adjusted to include the same member countries.

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

Notes to Consolidated Financial Statements — (continued)

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
      During 2005, 2004 and 2003, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired except that in 2005 it was determined that the carrying amount of goodwill for the Textile Effects Segment is fully impaired. See notes 7 and 23.

Other intangible assets
      Purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 36 years). Other intangible assets with indefinite lives are not amortized.

Notes to Consolidated Financial Statements — (continued)
      The Company assesses other intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For such assets that are tested for impairment, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.
      Other intangible assets with indefinite lives are reviewed annually for impairment, or on an interim basis if indications of possible impairment are present. For such assets , if the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that difference. Intangible assets with indefinite lives are reviewed annually to determine whether their useful lives remain indefinite. If such an asset is then determined to have a finite life, the asset is tested for impairment. The carrying amount of the intangible asset after recognition of an impairment charge, if any, is then amortized over the asset’s remaining useful life and further accounted for in the same manner as other intangible assets with finite lives.

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
      Investments in unconsolidated companies are designated as available-for-sale securities and, where quoted market prices are available, are recorded at fair value. Unrealized gains and losses on these securities, net of tax, are included as a component of shareholders’ equity in accumulated other comprehensive income (loss). Where quoted market prices do not exist and where it is not cost beneficial to estimate fair value, such investments are accounted for at cost. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the consolidated statements of income.

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

Notes to Consolidated Financial Statements — (continued)
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

Restructuring
      Costs associated with exit or disposal activities that do not involve discontinued operations are included in Restructuring, impairment and other charges in the Company’s consolidated statements of income. Liabilities for costs associated with exit or disposal activities are initially recognized and measured at fair value in the period in which the liability is incurred. Liabilities for one-time termination benefits provided to employees that are involuntarily terminated are recognized and measured at their fair value at the communication date unless the employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period, liabilities for the termination benefits are measured initially at the communication date based on the fair value of the liabilities as of the termination date and recognized ratably over the future service period.

Notes to Consolidated Financial Statements — (continued)
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

New accounting standards

Consolidation of Variable Interest Entities
      In 2003, the FASB issued Interpretation No. 46, as revised (“FIN No. 46(R)”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN No. 46(R) introduced a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN No. 46(R) generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN No. 46(R) became fully applicable for financial statement reporting periods ending after March 15, 2004.
      The Company participated in a leasing arrangement with a trust that was a VIE where the Company was the primary beneficiary. Prior to the implementation of FIN No. 46(R), the trust had appropriately not been consolidated consistent with then existing requirements. The leasing arrangement was entered into in 1995 by Ciba-Geigy, a predecessor of the Company and had been accounted for as an operating lease. The trust was created to issue debt and interest-bearing equity to fund the acquisition of land and construction of a facility thereon that it leased to the Company. The Company had not modified the leasing arrangement since its inception and was utilizing the facility in its business operations. The lease provided the Company the option to purchase the facility in 2005 for a termination value of CHF 91 million (USD 68 million), which the trust would use to repay its debt.
      The Company applied the provisions of FIN No. 46(R) to the trust effective July 1, 2003 resulting in the consolidation of the trust in the Company’s consolidated financial statements and the recording of a charge to 2003 net income of CHF 16 million (CHF 26 million pre-tax less CHF 10 million income taxes) for the cumulative effect of the change in accounting principle.
      The Company is not involved with any other significant entities in which it has ownership or other financial interests and that it currently does not consolidate, that are considered to be VIEs under FIN No. 46(R). Therefore, except as described above, the adoption of FIN No. 46(R) has not had a material effect on the Company’s results of operations or financial position.

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
Notes to Consolidated Financial Statements — (continued)

Notes to Consolidated Financial Statements — (continued)

Other
      There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2005 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2005 that were not required to be adopted during 2005, but will require adoption in 2006 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future.

Reclassifications
      Certain reclassifications to the 2004 financial statements and related footnote amounts have been made to conform to the 2005 presentation.

2.	Exchange rates of principal currencies

							Balance Sheet
				Statement of Income			Year-End
				Average Rates			Rates

				2005	2004	2003	2005	2004

1	U.S. dollar	(USD	)	1.24	1.24	1.35	1.31	1.15
1	British pound	(GBP	)	2.26	2.27	2.20	2.28	2.21
1	Euro	(EUR	)	1.55	1.54	1.52	1.56	1.54
100	Japanese yen	(JPY	)	1.13	1.15	1.16	1.12	1.11

3.	Acquisitions
      There were no significant acquisitions during 2005.
      Effective May 31, 2004, the Company completed the acquisition of Raisio Chemicals Oy, from Raisio Group Oy, for a gross purchase price of approximately CHF 755 million comprising primarily of cash paid of CHF 662 million (EUR 436 million) and debt assumed of CHF 62 million.
      See note 6.

4.	Accounts receivable

	2005	2004

Accounts receivable	1 224	1 145
Allowance for doubtful accounts	(75)	(81)
Total	1 149	1 064

5.	Inventories

	2005	2004

Raw materials	216	196
Work in process and finished goods	1 223	1 096
Total	1 439	1 292
      Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 45 million as of December 31, 2005 and CHF 46 million as of December 31, 2004.

Notes to Consolidated Financial Statements — (continued)

6.	Property, plant and equipment
      Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2005 and 2004 were as follows:

	2005					2004

			Machinery and	Construction
	Land	Buildings	equipment	in progress	Total	Total

Cost at January 1,	112	1 881	5 490	195	7 678	7 553
Additions	1	4	42	228	275	294
Retirements/disposals	(4)	(25)	(89)	(5)	(123)	(134)
Changes in consolidation scope(i)	6	22	25	1	54	264
Currency adjustments	6	93	280	10	389	(207)
Other(ii)	0	(215)	(941)	(253)	(1 409)	(92)
Cost at December 31,	121	1 760	4 807	176	6 864	7 678
Accumulated depreciation at January 1,	—	(946)	(3 717)	—	(4 663)	(4 590)
Depreciation	—	(64)	(298)	—	(362)	(347)
Accumulated depreciation on retirements/disposals	—	13	79	—	92	92
Currency adjustments	—	(36)	(181)	—	(217)	121
Other(ii)	—	155	855	—	1 010	61
Accumulated depreciation at December 31,	—	(878)	(3 262)	—	(4 140)	(4 663)
Net book value at December 31,	121	882	1 545	176	2 724	3 015

(i)	In 2005, changes in consolidation scope result from several minor acquisitions. In 2004, changes in consolidation scope result primarily from the acquisition of Raisio Chemicals.

(ii)	In 2005, amounts in other for buildings and machinery and equipment consist primarily of the impairment of the Textile Effects Segment. See note 23. Amounts in other for construction in progress reflect the capitalization to buildings and/or machinery and equipment of construction projects that were completed during the year.
      The insurance value of the property, plant and equipment was approximately CHF 11 258 million at December 31, 2005 and CHF 10 452 million at December 31, 2004.

Notes to Consolidated Financial Statements — (continued)

7.	Goodwill
      Changes in the carrying amount of goodwill by Segment from December 31, 2004 to December 31, 2005 were as follows:

				Foreign currency
	December 31,			translation	December 31,
	2004	Acquisitions	Impairment(i)	adjustments	2005

Plastic Additives	62	2	0	3	67
Coating Effects	189	32	0	2	223
Water & Paper Treatment	1 154	14	0	37	1 205
Textile Effects	156	0	(161)	5	0
Total	1 561	48	(161)	47	1 495

(i)	Relates to the impairment of the Textile Effects Segment. See note 23.

8.	Other intangible assets
      Other intangible assets by major class consist of the following:

	Gross carrying	Accumulated	Net carrying
December 31, 2005	value	amortization	value

Developed technology and know-how	776	(191)	585
Patents	87	(25)	62
Trademarks and tradenames	25	(2)	23
Minimum pension liability — intangible asset	6	—	6
Other	185	(30)	155
Total	1 079	(248)	831

December 31, 2004

Developed technology and know-how	782	(179)	603
Patents	84	(15)	69
Trademarks and tradenames	11	(1)	10
Minimum pension liability — intangible asset	8	—	8
Other	145	(12)	133
Total	1 030	(207)	823
      The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, 2005 amortization amounted to CHF 59 million (2004: CHF 47 million and 2003: CHF 33 million). Based on the other intangible assets values at December 31, 2005, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2006: CHF 60 million; 2007: CHF 61 million; 2008: CHF 59 million; 2009: CHF 57 million; 2010: CHF 49 million; 2011 and thereafter CHF 539 million.

9.	Financial investments and instruments

Fair value of financial investments and instruments
      The Company determines that, due to their short-term nature, financial assets and liabilities such as cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.

Notes to Consolidated Financial Statements — (continued)
      The book value and fair value of the Company’s long-term debt is as follows:

	2005		2004

	Book	Fair	Book	Fair
	value	value	value	value

Long-term debt, including current portion	2 946	3 027	3 175	3 256
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

Financial investments

	2005	2004

Investments in equity affiliates	117	147
Investments in unconsolidated companies	15	33
Total financial investments	132	180
      The most significant investments in equity affiliates are Compagnie Industrielle de Monthey SA (investment interest maintained at 50 percent for 2005, 2004 and 2003) and, until December 2004, Daihan Swiss Chemical Corp (investment interest maintained at 50 percent for 2003 and until December 2004). In December 2004, Daihan Swiss Chemical Corp (Daihan Swiss) acquired the 50 percent of its shares that were not held by the Company and immediately cancelled such shares, which resulted in the Company obtaining ownership of 100 percent of Daihan Swiss. Daihan Swiss obtained the financing for this share repurchase with funds borrowed from the Company. The results of Daihan Swiss were consolidated within the Company’s financial statements effective January 1, 2005.
      The following table presents as of December 31, 2005, 2004 and 2003, summarized financial information on a 100 percent basis for investments in companies accounted for using the equity method.

	2005	2004	2003

Sales	89	149	127
Income before taxes	4	1	4
Net income (loss)	3	(1)	2
Total assets	90	178	110
Shareholders’ equity	219	273	259

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

Notes to Consolidated Financial Statements — (continued)
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

Interest rate risk management
      The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Some short-term borrowings are in foreign currencies and mostly floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix that is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.
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

Information with respect to fair value hedges
      In 2005 the Company had no fair value hedges. In 2004 and 2003 there was no hedge ineffectiveness for the Company’s fair value hedges.

Information with respect to cash flow hedges
      The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2005, 2004 and 2003. During these periods, the fair value of open natural gas forward contracts as well as realized gains and losses on such contracts was not significant.

Notes to Consolidated Financial Statements — (continued)

Information with respect to other derivative financial instruments
      At December 31, 2005, the fair value of other derivative instruments not designated as accounting hedges was a net liability of CHF 11 million (2004: net asset of CHF 15 million), consisting of CHF 22 million included in prepaid and other current assets (2004: CHF 19 million) and CHF 33 million included in accruals and other current liabilities (2004: CHF 4 million).

10.	Other assets

	2005	2004

Prepaid pension costs	822	762
Deferred taxes	278	203
Loans to third parties and equity affiliates	19	19
Other	44	52

Total	1 163	1 036

11.	Accruals and other current liabilities

	2005	2004

Payroll and employee benefits	159	178
Taxes other than income taxes	75	77
Interest	82	85
Rebates	45	44
Restructuring provisions	56	31
Environmental remediation and compliance	35	32
Retirement and postemployment benefits	33	35
Deferred income taxes	76	70
Other	339	279

Total	900	831

12.	Short-term debt

	2005	2004

Bank overdrafts	14	8
Loans	80	139
Other(i)	179	154
Current portion of long-term debt	4	258

Total	277	559

(i)	Other includes employee and retiree deposits totaling CHF 137 million at December 31, 2005 and CHF 141 million at December 31, 2004.
      The Company maintains certain commercial paper programs. The principle programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2005 and 2004, no amounts were outstanding under these programs in the United States.
      During 2005 the Company canceled the existing Syndicated Loan Facility maturing January 2006 and entered into a new multicurrency revolving loan facility expiring 2010 that provides for borrowings in U.S. dollars up to CHF 200 million equivalent as back-up support for the Company’s commercial paper

Notes to Consolidated Financial Statements — (continued)
program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 30 percent of the applicable margin per annum, at 0.057 percent, is paid on the unused portion of the facility. The loans bear interest at a rate of LIBOR plus 19 basis points. As of December 31, 2005 and 2004, there were no borrowings outstanding under these facilities.
      The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2005 was 3.3 percent and at December 31, 2004 was 3.7 percent. Unused short-term credit lines totaled CHF 1 005 million at December 31, 2005 and CHF 655 million at December 31, 2004.

13.	Long-term debt

	2005	2004

Bonds and Euro Medium-Term Notes	2 881	3 036
Amounts owed to credit institutions	19	95
Other long-term debt	46	44

Total	2 946	3 175
Less: current portion of long-term debt	(4)	(258)

Total long-term debt	2 942	2 917

Bonds and Euro Medium-Term Notes	2005	2004

CHF 1 000 3.25% Straight Bonds, principal due 2008	1 035	1 052
EUR 500 4.875% Unsecured Notes, principal due 2018	778	771
CHF 300 3.25% Straight Bonds, principal due 2009	302	302
USD 178 U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 3.60%)	219	206

Total Bonds	2 334	2 331

EUR 114(i) 4.875% Euro Medium-Term Note, principal due 2005	0	176
GBP 243 6.50% Euro Medium-Term Note, principal due 2013	547	529

Total Euro Medium-Term Notes	547	705

Total Bonds and Euro Medium-Term Notes	2 881	3 036

(i)	The underlying note was denominated in German Marks (DEM 223 million).
      In June 2005, the Company repaid EUR 114 million, 4.875 percent Euro Medium-Term Notes at their scheduled maturity date.
      The annual maturities of long-term debt outstanding at December 31, 2005 are as follows: 2006 CHF 4 million; 2007 CHF 4 million; 2008 CHF 1 017 million; 2009 CHF 305 million; 2010 CHF 5 million; 2011 and thereafter CHF 1 581 million.

Notes to Consolidated Financial Statements — (continued)

14.	Income taxes
      Income from continuing operations before income taxes and minority interest consists of the following:

	2005	2004	2003

Domestic	35	194	222
Foreign	(296)	180	209

Total income from continuing operations before income taxes and minority interest	(261)	374	431

      The provision for income taxes in 2005, 2004 and 2003 from continuing operations consists of the following:

	2005	2004	2003

Domestic	(5)	24	47
Foreign	86	42	48

Total current provision	81	66	95

Domestic	(5)	1	(3)
Foreign	(58)	24	(12)

Total deferred provision	(63)	25	(15)

Share of taxes from earnings of equity affiliates	0	1	1

Total provision for income taxes	18	92	81

      The Company’s current income taxes for 2005 were reduced by approximately CHF 18 million resulting from the utilization in certain countries of prior years’ tax loss carryforwards to reduce current year taxes payable.
      The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income before income taxes and provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The expected tax rate for 2005 is a negative percent due to pre-tax losses normally being expected to result in a tax benefit rather than a tax expense. The main factors causing the effective tax rate to differ from the expected tax rate are:

In percent	2005(i)	2004	2003

Expected tax rate	(30)	30	30
Non-deductible items	34	6	5
Tax free income	(5)	(2)	(1)
Income taxed at reduced rates	(7)	(4)	(8)
Changes in valuation allowance	88	0	1
Other	(73)	(6)	(8)

Effective tax rate	7	24	19

(i)	The expected tax rate for 2005 is a negative percent due to pre-tax losses normally being expected to result in a tax benefit rather than a tax expense.
      “Non-deductible items” include the tax effect of amortization of other intangible assets in 2005, 2004 and 2003. The increase in 2005 is attributable to the non-deductible impairment of goodwill and other intangible assets in connection with the impairment of Segment Textile Effects. See note 23.

Notes to Consolidated Financial Statements — (continued)
      “Income taxed at reduced rates” includes the tax effect of certain subsidiaries of the Company that operate in countries having lower tax rates.
      “Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future. The increase in 2005 is attributable primarily to additional valuation allowances on certain tax loss carryforwards and on additional deferred tax assets created as a result of the Segment Textile Effects impairment. See note 23.
      In 2005, “Other” includes (74) percent for deferred tax credits resulting from additional tax loss carryforwards in certain of the Company’s subsidiaries, 27 percent for the remaining effects on expected taxes of the impairment of Segment Textile Effects, (17) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes and (9) percent for a variety of other adjustments, none of which is individually significant.
      In 2004, “Other” includes (4) percent for the release of previously established reserves following the settlement of certain outstanding tax matters. In addition, 2004 “Other” also includes the following items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 5 percent for taxes not based on profit such as franchise taxes and tax risk accruals and (3) percent for a variety of other adjustments, none of which is individually significant.
      In 2003, “Other” includes (10) percent for the release of previously established reserves, mostly the reserve released due to the settlement of a dispute between Novartis and the Company. In addition, 2003 “Other” also includes the following items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 6 percent for taxes not based on profit such as franchise taxes and tax risk accruals, 2 per cent for taxes related to the sale of financial investments and (2) percent for a variety of other adjustments, none of which is individually significant.

Notes to Consolidated Financial Statements — (continued)
      The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2005 and 2004, were as follows:

Deferred tax assets	2005	2004

Pensions and other employee compensation	132	105
Inventory	27	29
Restructuring, impairment and other charges	8	10
Environmental reserves	135	135
Tax loss carryforwards	330	133
Other	83	176

Gross deferred tax assets	715	588
Valuation allowances	(339)	(110)

Net deferred tax assets	376	478

Deferred tax liabilities
Property, plant and equipment	(184)	(311)
Other	(255)	(324)

Gross deferred tax liabilities	(439)	(635)

Net deferred tax liabilities	(63)	(157)
Included in
Prepaid and other current assets	139	123
Other assets	278	203
Accruals and other current liabilities	(76)	(70)
Deferred income taxes	(404)	(413)

Net deferred tax liabilities	(63)	(157)

      In management’s opinion, the majority of deferred tax assets other than certain tax loss carryforwards will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.
      For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 1 101 million, of which CHF 36 million will expire in the next five years and CHF 989 million will expire between five and twenty years. The remaining carryforwards do not expire.
      At December 31, 2005, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 410 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

15.	Other liabilities

	2005	2004

Environmental remediation and compliance	471	477
Retirement and postemployment benefits	747	665
Other	174	164

Total	1 392	1 306

Notes to Consolidated Financial Statements — (continued)
      The environmental remediation and compliance accrual, including the current portion, decreased in 2005 by a net CHF 3 million as a result of a CHF 28 million usage of the accrual (see note 21) and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million. In 2004 the accrual decreased by a net CHF 48 million as a result of a CHF 43 million usage of the accrual and a CHF 18 million reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals.

16.	Shareholders’ equity
      The Company’s shareholders have approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of an additional 10 million registered shares with a par value of CHF 1 per share (2004: 3 CHF per share; 2003: 6 CHF per share). Of these 10 million shares, 6 million may be issued only through the exercise of option or conversion rights and the remaining 4 million may be issued until February 2006, but would be subject to certain transfer restrictions.
      At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved a dividend payment of CHF 1 per share, based on 2004 results (2004 and 2003: no dividend payment), and a payment in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The dividend payment, which totaled CHF 66 million, was made on March 8, 2005, and the capital reduction payment was made on May 18, 2005, totaling CHF 130 million (2004: CHF 197 million paid on May 14, 2004; 2003: CHF 206 million paid on May 23, 2003).
      The Annual General Meeting also approved the cancellation of 1 762 000 shares of treasury stock that were purchased in 2004 (2004: 1 303 500 shares cancelled that were purchased in 2003) under the Company’s share buyback program. These treasury shares were cancelled on May 18, 2005.
      According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. In 2005, 2004 and 2003, the Company effected the following treasury stock transactions:

	2005	2004	2003

Treasury stock at January 1,	4 686 272	4 363 901	3 192 087
Purchased at market prices	1 471 626	3 589 462	2 374 611
Sold at market prices	(1 788 683)	(1 963 591)	(1 202 797)
Cancelled	(1 762 000)	(1 303 500)	—

Treasury stock at December 31,	2 607 215	4 686 272	4 363 901

      The Company designated a total of 1 369 972 shares in 2005 (3 751 972 shares in 2004) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and, for 2004, also for cancellation under the Company’s share repurchase program. The remaining 1 237 243 shares in 2005 (934 300 shares in 2004) of treasury stock have been designated as unreserved shares.
      The after-tax components of accumulated other comprehensive loss are as follows:

	2005	2004

Currency translation adjustment	(308)	(497)
Minimum pension liability, net of tax	(103)	(78)
Other, net of tax	2	0

Accumulated other comprehensive loss	(409)	(575)

Notes to Consolidated Financial Statements — (continued)
      The deferred tax effect on the unrealized gains/(losses) on available-for-sale securities is an expense of CHF 2 million in 2005 (2004: no deferred tax effect). The deferred tax effect on cash flow hedges is a deferred tax benefit of CHF 1 million in 2005 (2004: no deferred tax effect). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 65 million in 2005 (2004: CHF 49 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

17.	Stock based compensation plans
      The adoption by the Company effective July 1, 2005 of SFAS No. 123(R) “Share-Based Payment” under the modified prospective transition method did not have a material impact because the Company had elected to adopt the fair value method of accounting for its stock-based compensation plans in 2003 in accordance with SFAS 123 “Accounting for Stock-Based Compensation”. Descriptions of the terms of the Company’s stock-based plans are presented in the following paragraphs.
      In connection with the capital reduction of CHF 3 per share in 2003 (see note 16), the Company reduced the exercise price of its then outstanding stock options and reflected this reduction in the exercise prices disclosed herein. No compensation expense was recorded as a result of this capital reduction repricing. In connection with the capital reduction of CHF 2 per share in 2005 and CHF 3 per share in 2004, the exercise price of outstanding stock options was not changed.
      LTIP — The Company has a Long-Term Incentive Plan (LTIP), which grants restricted shares of common stock of the Company to senior management and other key employees. Shares granted are restricted from being sold by the grantee for three years from the date of grant.
      In connection with the LTIP 2005, the Company granted 197 455 restricted shares of common stock with a market value of CHF 78.60 per share to 697 participants and recognized compensation expense of approximately CHF 16 million in 2005 related to these grants. In connection with the LTIP 2004, the Company granted 154 996 restricted shares of common stock with a market value at date of grant of CHF 95.30 per share to 705 participants and recognized compensation expense of approximately CHF 15 million in 2004 related to these grants. In connection with the LTIP 2003, the Company granted 186 503 restricted shares of common stock with a market value at date of grant of CHF 85.30 per share to 720 participants and recognized compensation expense of approximately CHF 16 million in 2003 related to these grants.
      The LTIP until 2005 also provided for the granting of options to participants to purchase shares of common stock. Accordingly, in 2005 no options were granted. In 2004 and 2003, option grants were made with vesting and the right to exercise occurring over three years and expiration dates of ten years from date of grant. Options granted in years prior to 2003 expire either five years or ten years after the date of grant. As a result of the adoption by the Company in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 2 million in 2005 (CHF 3 million in 2004 and CHF 5 million in 2003) was recorded comprising the unvested portion of prior year awards.

Notes to Consolidated Financial Statements — (continued)
      The following table summarizes option activity under the LTIP during 2005, 2004 and 2003:

	Weighted average	Stock options
	exercise price	outstanding

Balance at December 31, 2002	117.53	2 195 339
Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)

Balance at December 31, 2003	109.34	2 080 622

Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)

Balance at December 31, 2004	108.32	1 771 757

Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	108.60	(23 647)
Options expired	104.48	(243 860)

Balance at December 31, 2005	108.77	1 504 250

      The following table summarizes the status of stock options outstanding and exercisable at December 31, 2005:

		Stock options outstanding		Stock options exercisable

	Weighted average		Weighted average		Weighted average
	exercise price-	Number of	remaining	Number of	remaining
	outstanding/	outstanding	contractual life	outstanding	contractual life
Exercise price range	exercisable	options	(in years)	options	(in years)

82.60-111.40	104.73/105.97	1 394 350	3.2	1 293 625	2.9
160.00	160.00/160.00	109 900	2.0	109 900	2.0

		1 504 250		1 403 525

Notes to Consolidated Financial Statements — (continued)
      MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 25 shares of common stock at CHF 15 per share (as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2005, 2004 and 2003:

	Exercise	Rights
	Price	Outstanding

Balance at December 31, 2002	15	370 280
Rights granted	15	105 275
Rights exercised	15	(20 005)

Balance at December 31, 2003	15	455 550

Rights granted	15	104 200
Rights exercised	15	(22 955)

Balance at December 31, 2004	15	536 795

Rights granted	15	102 475
Rights exercised	15	(57 055)

Balance at December 31, 2005	15	582 215

      Compensation expense is recorded in the year the rights are granted and, in 2005, CHF 7 million (2004: CHF 9 million; 2003: CHF 9 million) of compensation expense was recorded under this plan.

Change in control and reserve of shares
      Upon a change in control of the Company as defined, the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.
      At December 31, 2005, the Company had approximately 1.4 million shares (2004: 2.0 million shares; 2003: 2.2 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

18.	Retirement benefits
      The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined contribution and defined benefit pension plans.

Defined contribution pension plans
      In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 15 million in 2005, CHF 11 million in 2004 and CHF 14 million in 2003.

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

Notes to Consolidated Financial Statements — (continued)
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

	2005			2004

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	plans	All plans

Change in benefit obligation (PBO)
PBO, beginning of year	3 419	522	3 941	3 110	525	3 635
Service cost	86	9	95	79	9	88
Interest cost	152	28	180	149	27	176
Participant contributions	24	0	24	24	0	24
Actuarial (gain) loss(i)	510	69	579	190	(8)	182
Plan amendments	(103)	0	(103)	(6)	0	(6)
Benefits paid	(183)	(26)	(209)	(133)	(26)	(159)
Foreign currency translation	92	6	98	(41)	(4)	(45)
Other	26	3	29	47	(1)	46

PBO, end of year	4 023	611	4 634	3 419	522	3 941

Change in plan assets
Fair value of plan assets, beginning of year	3 109	0	3 109	2 936	0	2 936
Actual return on plan assets	335	0	335	221	0	221
Employer contributions	114	26	140	97	26	123
Participant contributions	24	0	24	24	0	24
Benefits paid	(183)	(26)	(209)	(133)	(26)	(159)
Foreign currency translation	76	0	76	(30)	0	(30)
Other(i)	185	0	185	(6)	0	(6)

Fair value of plan assets, end of year	3 660	0	3 660	3 109	0	3 109

PBO funded status	(363)	(611)	(974)	(310)	(522)	(832)

(i)	Includes the addition to plan assets and PBO resulting from the merger of one of the Company’s defined contribution plans into an existing defined benefit plan.

Notes to Consolidated Financial Statements — (continued)
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

ABO status of funded pension plans
      The table below shows the ABO status at December 31, 2005 and 2004 of the Company’s funded pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO (under-funded):

	2005			2004

			Total			Total
	Fully-	Under-	funded	Fully-	Under-	funded
Funded plans	funded	funded	plans	funded	funded	plans

Accumulated benefit obligation (ABO)	3 061	362	3 423	2 580	458	3 038
Fair value of plan assets	3 397	263	3 660	2 743	366	3 109

ABO status — fully (under) funded	336	(99)	237	163	(92)	71

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
      The following table shows the components of the additional minimum pension liability as of December 31, 2005 and 2004 for those plans where such a liability was required to be recorded, mainly in the United States; together with a reconciliation to the ABO status of all of the Company’s under-funded pensions plans:

	2005	2004

Unrecognized prior service cost recorded as intangible asset	4	8
Recorded as other comprehensive income	119	127
Currency adjustments	(18)	(30)

Additional minimum pension liability	(105)	(105)
Prepaid pension asset already recorded	12	19

ABO status, plans where additional minimum liability required	(93)	(86)
Other under-funded plans, no additional minimum liability required	(6)	(6)

ABO status — All under-funded plans	(99)	(92)

Notes to Consolidated Financial Statements — (continued)

ABO status of unfunded pension plans
      For the Company’s unfunded plans, the accrued pension liability exceeds the amount of existing unfunded ABO, therefore no additional minimum pension liability is required. The table below shows the ABO and related liabilities recorded at December 31, 2005 and 2004 for the Company’s unfunded defined benefit pension plans:

	2005	2004

Unfunded plans
Accumulated benefit obligation	566	489
Accrued pension liability	574	505

Liability recognized in excess of ABO	8	16

Defined benefit pension related assets and liabilities
      For each of its defined benefit pension plans, the Company records a pension-related asset (liability) based upon the excess (deficit) of the fair value of plan assets over (under) PBO. However, excluded from the net pension asset (liability) are unrecognized gains and losses that arise as a result of using long-term expected rates of return on plan assets rather than actual returns as a component of net pension expense. Instead, such gains and losses are amortized over the average remaining service life of active employees only where they exceed 10 percent of the greater of the fair value of beginning plan assets or PBO. Additionally, where pension plan amendments result in changes to employees’ future benefits and therefore PBO, the resulting unrecognized prior service costs are amortized as a component of future net pension expense over the average remaining service life of active employees.
      Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2005 and 2004:

	2005			2004

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	plans	All plans

Prepaid benefit cost(i)	824	0	824	764	0	764
Accrued benefit liability(i)	(112)	(574)	(686)	(108)	(505)	(613)
Minimum pension liability — intangible asset	4	2	6	8	0	8
Accumulated other comprehensive income, pre tax	119	49	168	127	0	127
Currency adjustments(ii)	(18)	0	(18)	(30)	0	(30)

Net pension asset (liability) on consolidated balance sheets	817	(523)	294	761	(505)	256
Unrecognized net gain (loss)	(1 272)	(90)	(1 362)	(1 068)	(19)	(1 087)
Unrecognized prior service cost	92	2	94	(3)	2	(1)

PBO funded status	(363)	(611)	(974)	(310)	(522)	(832)

(i)	Current and long-term portion

(ii)	Currency effect on the prior year additional minimum pension liability

Notes to Consolidated Financial Statements — (continued)

Net defined benefit plan pension expense
      The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2005, 2004 and 2003 were:

	Funded plans			Unfunded plans			All plans

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Service cost	86	79	76	9	9	8	95	88	84
Interest cost	152	149	143	28	27	28	180	176	171
Expected return on plan assets	(195)	(208)	(211)	0	0	0	(195)	(208)	(211)
Amortization of prior service cost	1	2	2	0	0	0	1	2	2
Other (gains), losses and amortization, net	35	1	0	0	0	1	35	1	1

Total net pension expense	79	23	10	37	36	37	116	59	47

Key assumptions
      The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2005	2004

Discount (interest) rate	4.0%	4.6%
Rate of increase in compensation levels	2.4%	2.3%
      The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2005	2004	2003

Discount (interest) rate	4.6%	4.9%	5.1%
Rate of increase in compensation levels	2.3%	2.3%	2.4%
Expected long-term rate of return on plan assets	5.8%	6.2%	6.2%
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

Notes to Consolidated Financial Statements — (continued)
      For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2005 and 2004, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2005, are as follows:

	Actual plan
	asset		Target plan
	allocation		asset
	percentages at		allocation
	December 31,		percentages at
			December 31,
	2005	2004	2005

Asset category
Equity securities	38%	36%	35% - 45%
Debt securities	41%	48%	40% - 50%
Real estate	17%	12%	10% - 20%
Other	4%	4%	0% - 10%

Total	100%	100%

      At December 31, 2005 and 2004, the Company’s pension plans did not own any Company common stock.
      The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

	Funded	Unfunded
Undiscounted Expected Benefit Payments	plans	plans	All plans

2006	133	27	160
2007	132	28	160
2008	142	29	171
2009	147	29	176
2010	158	30	188
Aggregate for 2011 through 2015	1 047	165	1 212
      The amount expected to be contributed by the Company to its defined benefit pension plans during 2006 is CHF 160 million.

Other postretirement benefits
      The Company’s net liability for other postretirement benefits at December 31, 2005 was CHF 68 million (December 31, 2004: CHF 63 million) resulting principally from the postretirement healthcare plan in the United States. The Company’s other postretirement plans are not funded by the Company, did not require significant amounts to be recognized in the consolidated statements of income for 2005, 2004 or 2003, and are not expected to require significant future annual benefit payments.

19.	Earnings per share
      In 2005, 2004 and 2003, there was no difference between basic and diluted earnings per share for income from continuing operations. In 2005 the basic and diluted weighted average number of shares outstanding were 65 288 741 (2004: 66 059 479 and 2003: 68 361 123).
      In 2005, 2004 and 2003, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidilutive, that is, diluted earnings per share would be higher than basic earnings per share. For purposes of calculating basic and diluted earnings per share in 2005, 2004 and 2003 there was no required adjustment to the reported income from continuing operations or net income.

Notes to Consolidated Financial Statements — (continued)
      The calculation of diluted earnings per share in 2005 excluded 1 504 250 stock options outstanding with exercise prices between CHF 82.60 and CHF 160.00, in 2004 excluded 1 783 225 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, and in 2003 excluded 2 092 090 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, as their inclusion would have been antidilutive. For the year ended December 31, 2003, the calculation of diluted earnings per share excluded the convertible bonds issued in July 1998 and repaid in July 2003, as their inclusion would have been antidilutive.

20.	Related party transactions

Transactions with associated companies
      Investments in equity affiliates of CHF 117 million in 2005 and CHF 147 million in 2004 are included in financial investments and are described in note 9.
      Loans receivable from equity affiliates of CHF 10 million in 2005 and CHF 11 million in 2004 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 10 million in 2005 and 2004, which bears interest at 3 percent in 2005 (2004: 3 percent).
      The Company had payables and accrued expenses to equity affiliates of CHF 10 million in 2005 and CHF 12 million in 2004, and short-term debt to equity affiliates of CHF 1 million in 2005 and CHF 2 million in 2004.

21.	Commitments and contingencies

Lease commitments
      The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2006 CHF 36 million; 2007 CHF 26 million; 2008 CHF 20 million; 2009 CHF 14 million; 2010 CHF 11 million; 2011 and thereafter CHF 27 million. Rental expense amounted to CHF 48 million in 2005, CHF 57 million in 2004 and CHF 64 million in 2003.

Purchase commitments
      The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

Guarantees
      In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2005, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 3 million of which CHF 1 million expire in 2006 and CHF 2 million expire in 2007 or thereafter.
      In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2005 the Company had issued CHF 30 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the “Environmental Matters” section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of

Notes to Consolidated Financial Statements — (continued)
December 31, 2005, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (December 31, 2004: CHF 12 million).

Contingencies
      The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.
      In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position, cash flows or results of operations.
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
      For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 506 million as of December 31, 2005 and CHF 509 million as of December 31, 2004 have been recorded in the accompanying consolidated balance sheets. The Company anticipates that these provisions will be spent generally over the next 30 years or longer. The decrease in the provision of CHF 3 million in 2005 compared to 2004 relates to usage of provisions of CHF 28 million and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 43 million in 2005 (CHF 54 million in 2004), including investments in construction, operations and maintenance and usage of the provision.
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

Notes to Consolidated Financial Statements — (continued)
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
      At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another five years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.
      In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The removal of the Cell 1 landfill is not probable, however certain additional remediation is reasonably possible. The magnitude of the loss contingency relating to possible additional remediation of the Cell 1 landfill cannot be reasonably estimated at this time.
      The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is expected to conclude in the near future. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remaining planning and remediation effort could require up to ten years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.
      In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2005, no remedial actions have been defined or required in a legally binding form.
      In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying consolidated balance sheets.

Notes to Consolidated Financial Statements — (continued)

Litigation Matters
      Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal preparation plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. The Supreme Court of West Virginia recently issued a decision ordering that all future proceedings in the two cases be coordinated and remanded both cases to the same judge. The judge was given discretion on how best to coordinate those proceedings. Both cases are currently in discovery.
      Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. The Company has established adequate reserves for legal expenses related to these claims, and is confident that these reserves are sufficient to prevent the claims from having any material adverse effect on its financial position or the results of its operations.

22.	Valuation and qualifying accounts and reserves

Allowance for doubtful accounts

For the year ended December 31,	2005	2004	2003

Balance at beginning of year	81	85	96
Additions charged to cost and expenses	33	24	22
Deductions credited to cost and expenses	(28)	(15)	(13)
Use of allowance and other, net(i)	(16)	(10)	(18)
Currency adjustments	5	(3)	(2)

Balance at end of year	75	81	85

Allowance for obsolete and slow moving inventory

For the year ended December 31,	2005	2004	2003

Balance at beginning of year	46	50	58
Additions charged to cost and expenses	19	17	20
Deductions credited to cost and expenses	(18)	(16)	(22)
Use of allowance and other, net(i)	(5)	(3)	(4)
Currency adjustments	3	(2)	(2)

Balance at end of year	45	46	50

Notes to Consolidated Financial Statements — (continued)

Deferred income tax valuation allowance

For the year ended December 31,	2005	2004	2003

Balance at beginning of year	110	121	131
Additions charged to cost and expenses	296	11	22
Deductions credited to cost and expenses	(75)	(20)	(19)
Other, net	0	3	0
Currency adjustments	8	(5)	(13)

Balance at end of year	339	110	121

(i)	Use of allowance and other, net is primarily amounts written-off, additions applicable to acquisitions and miscellaneous other adjustments.
23.     Restructuring, impairment and other charges
      Restructuring, impairment and other charges consists principally of the following:

Project Shape
      In 2004, the Company implemented Project Shape, which is primarily designed to adapt and optimize the production and support organizations of Segment Water & Paper Treatment following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The project involves the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the U.S.
      During 2005, the Company expanded the scope of Project Shape and also accelerated the timing of certain elements of the project resulting in expected costs increasing by CHF 87 million from CHF 174 million to CHF 261 million before taxes. Of these amounts, employee severance costs increased by CHF 54 million from CHF 93 million to CHF 147 million due to the number of reductions of positions having increased by 320 to approximately 1 270. In addition, Project Shape asset impairment charges increased by CHF 18 million from CHF 55 million to CHF 73 million and other costs increased by CHF 15 million from CHF 26 million to CHF 41 million. The CHF 73 million expected asset impairment charges, linked to Project Shape, are net of anticipated gains on assets to be disposed of in connection with the project. The planned project completion date is 2007.

	Employee	Other
	severance	costs	Total

Project Shape restructuring provisions
Balance at December 31, 2003	0	0	0
Charged to operating income	17	13	30
Payments/settlements	(2)	(7)	(9)

Balance at December 31, 2004	15	6	21
Charged to operating income	73	24	97
Payments/settlements	(41)	(29)	(70)

Balance at December 31, 2005	47	1	48

Notes to Consolidated Financial Statements — (continued)

	Employee	Other
	severance	costs	Impairment	Total

Restructuring charged to operating income
Incurred during 2004	17	13	50	80
Incurred during 2005	73	24	19	116

Total incurred at December 31, 2005	90	37	69	196

F-42.1

Notes to Consolidated Financial Statements — (continued)

Impairment of Textile Effects Segment
      Upon full implementation, Project Shape was expected to restore the Segment to acceptable profitability levels. However, the shift of the textile market and customers to Asia was greatly accelerated in 2005 by the ending of WTO quotas.
      In 2005, cost reductions in connection with Project Shape and other sales price and cost control measures resulted in the Segment’s profitability improving slightly over prior year. However, it remained at very low levels and it became evident that significant profitability improvement would not be able to be achieved without additional cost reduction. These developments triggered the testing of certain of the Segment’s long-lived assets for impairment of their carrying values. For purposes of this testing, the asset group to which the long-lived assets were attributed consisted of the entire Segment.
      The Segment fair value was estimated using an expected discounted cash flow technique that incorporated various probability-weighted scenarios including estimates as to future market growth, revenue development and profitability levels for the Textile Effects business. The resulting overall Segment fair value is below its carrying value. As a result, an impairment charge of CHF 583 million has been included in restructuring, impairment and other charges in the consolidated statements of income. The impairment amounts to CHF 377 million of property, plant and equipment, CHF 161 million of goodwill and CHF 45 million of other intangible assets.

Other
      Also included in restructuring, impairment and other charges are, in 2004, CHF 11 million resulting from expensing the fair value of Raisio Chemicals’ in-process research and development activities that were acquired and, in 2005, CHF 4 million of other charges.