Form 20-F/A
period 2005-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2006-02-02
CIK 1035497

As Filed with the Securities and Exchange Commission on February 2, 2006

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
69 064 617 Registered Shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☑         No ☐
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑         No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

Explanatory Note
      This Form 20-F/A amends Ciba Specialty Chemicals Holding Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, which was filed on February 1, 2006. This amendment revises the originally filed Form 20-F solely to correct certain clerical errors consisting of (1) two boxes on the Cover, which were not checked correctly and (2) the third paragraph in the Introduction, which was inadvertently not deleted.
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
Cautionary Statement Regarding Forward-Looking Information
      This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of such statements and information with respect to plans, objectives and market position of the Company are based on the opinions and beliefs of the Company’s management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain

1

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
Date: February 2, 2006

108

Exhibit 12.1
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
Date: February 2, 2006

/s/ Armin Meyer

Armin Meyer
Chairman of the Board and
Chief Executive Officer

Exhibit 12.2
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
Date: February 2, 2006

/s/ Michael Jacobi

Michael Jacobi
Chief Financial Officer