Form 20-F
period 2006-12-31
CIBA SPECIALTY CHEMICALS HOLDING INC /FI/
filed 2007-02-15
CIK 1035497

As Filed with the Securities and Exchange Commission on February 15, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

(Title of Class)

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, December 31, 2006.

69 064 617 Registered Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is the annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

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

The consolidated financial information as of December 31, 2006, 2005, 2004, 2003 and 2002, and for each of the years in the five-year period ended December 31, 2006, included in this Annual Report has been taken or derived from the audited Consolidated Financial Statements of the Company for the relevant periods. The Company’s Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Statements in this Annual Report with respect to such financial information, except where otherwise indicated, are based on U.S. GAAP information.

All market share data contained in this Annual Report is based on management’s estimates.

CURRENCY TRANSLATION

Unless otherwise indicated, all amounts herein are expressed in Swiss francs (“CHF”) or United States dollars (“U.S. dollars”, “dollars”, “USD”, “US$” or “$”). Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from Swiss francs at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2006, which was CHF 1.2195 per US$1.00. This rate should be used solely for convenience and should not be construed as a representation that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. This rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements of the Company as of December 31, 2006, 2005 and 2004, and for each of the years in the three year period ended December 31, 2006, included in Item 18 of this Annual Report, which are expressed in Swiss francs. Accordingly, U.S. dollar amounts appearing herein may differ from the actual U.S. dollar amounts that were translated into Swiss francs in the preparation of such financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of such statements and information with respect to plans, objectives and market position of the Company are based on the opinions and beliefs of the Company’s management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in Item 4 — Information on the Company and Item 5 — Operating and Financial Review and Prospects with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company’s reorganization and restructuring, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. For more information regarding some of these factors, see Item 3 — Key Information — Risk Factors. All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements.

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

The selected consolidated financial data as of December 31, 2006, 2005, 2004, 2003 and 2002, and for each of the years in the five-year period ended December 31, 2006, have been taken or are derived from the audited Consolidated Financial Statements of the Company for the relevant periods. The selected financial data have been prepared in accordance with U.S. GAAP and are presented in millions of Swiss francs, except share and per share data.

	2006	2005	2004	2003	2002
Result of operations
Net sales	6 352	6 035	5 630	5 155	5 447
Restructuring, impairment and other charges (5)	(69)	(120)	(91)	0	0
Operating income	462	389	455	494	625
Income from continuing operations (2)	259	200	236	301	318
Income (loss) from discontinued operations, net of tax	53	(456)	70	44	101
Loss on sale of discontinued operations, net of tax	(353)	0	0	0	0
Cumulative effect of change in accounting principles, net of tax (1)	0	0	0	(16)	0
Net income (loss) (2)	(41)	(256)	306	329	419
Earnings (loss) per share, basic and diluted
Continuing operations (2)	3.91	3.06	3.57	4.41	4.65	(4)
Discontinued operations	(4.54)	(6.98)	1.07	0.64	1.47
Cumulative effect of change in accounting principles (1)	0.00	0.00	0.00	(0.23)	0.00
Net income (loss) per share (2)	(0.63)	(3.92)	4.64	4.82	6.12	(4)
Equity per share	47.61	58.73	62.78	62.76	63.55
Dividend per share (3)	3.00	3.00	1.00	0.00	0.00
Capital reduction per share (3)	0.00	0.00	2.00	3.00	3.00
Weighted average number of shares outstanding
Basic	66.2	65.3	66.1	68.4	68.5
Diluted	66.2	65.3	66.1	68.4	68.6

	2006	2005	2004	2003	2002

Other data - continuing operations
Net sales development percentage	5%	7%	9%	(5)%	(3)%
Depreciation and amortization of other intangibles	359	372	344	313	316
Operating income margin	7.3%	6.4%	8.1%	9.6%	11.5%
Capital expenditures	236	246	245	205	246
Research and development	270	272	259	249	257
Personnel costs	1 757	1 835	1 761	1 722	1 771
Number of employees at year end (6)	14 130	19 105	19 338	18 658	19 007

Balance sheet data
Current assets	3 554	4 267	4 381	4 936	5 306
Property, plant and equipment, net	2 576	2 693	2 627	2 557	2 747
Total assets	9 081	10 612	10 996	11 095	11 811
Short-term debt	173	266	547	245	1 481
Long-term debt	2 709	2 941	2 916	3 187	2 344
Common stock	69	69	212	433	649
Shareholders’ equity	3 214	3 903	4 152	4 253	4 381

	2006	2005	2004	2003	2002

Business segment data
Plastic Additives
Net sales	2 090	1 938	1 895	1 822	1 903
Operating income	312	260	224	165	225
Operating income margin	14.9%	13.4%	11.9%	9.1%	11.8%

Coating Effects
Net sales	1 801	1 703	1 721	1 717	1 826
Operating income	244	226	286	297	331
Operating income margin	13.6%	13.2%	16.6%	17.3%	18.1%

Water & Paper Treatment
Net sales	2 461	2 394	2 014	1 616	1 718
Operating income	81	128	128	125	163
Operating income margin	3.3%	5.4%	6.3%	7.8%	9.5%

Discontinued operations
Net sales	747	1 384	1 397	1 491	1 638
Operating income	43	(513)	66	68	143
Loss on sale, net of tax	(353)	0	0	0	0
Restructuring, impairment and other charges	14	583	0	0	0

Trading prices on the Swiss Exchange (Price per share in CHF)	2006	2005	2004	2003	2002
Annual highs	84.95	85.00	96.14	101.50	128.00
Annual lows	63.30	72.51	76.70	74.75	89.75
Period End	81.05	85.00	86.50	92.37	89.79

(1)	The Company applied FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.
(2)	Effective January 1, 2003, the Company adopted SFAS No. 123 “Accounting for Stock — Based Compensation”, as amended. Had the Company applied the fair value method for 2002, pro forma income from continuing operations would have been CHF 307 million and pro forma net income would have been CHF 408 million, pro forma basic earnings per share for income from continuing operations would have been CHF 4.49 and for net income would have been CHF 5.96, and pro forma diluted earnings per share for income from continuing operations would have been CHF 4.48 and for net income would have been CHF 5.95.
(3)	The Board of Directors proposes a cash dividend payment to the Company’s shareholders in 2007 of CHF 3.00 per share, based on 2006 results, which is reflected in the 2006 column in the table above. The dividend is subject to shareholder approval at the Annual General Meeting to be held on March 8, 2007. The proposed dividend per share, based on the USD exchange rate of December 31, 2006 is USD 2.48. Based on the USD exchange rate at the payment date of March 8, 2006, the 2005 dividend per share was USD 2.30. Based on the USD exchange rate at the payment date of May 18, 2005, the 2004 capital reduction per share was USD 1.64. Based on the USD exchange rate at the payment date of March 8, 2005, the 2004 dividend per share was USD 0.86. Based on the USD exchange rate at the payment date of May 23, 2004, the 2003 capital reduction per share was USD 2.30. Based on the USD exchange rate at the payment date of May 23, 2003, the 2002 capital reduction per share was USD 2.32.
(4)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 4.64 for income from continuing operations and CHF 6.11 for net income.
(5)	Restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.
(6)	The number of employees figures for 2005 and prior years include both continuing as well as discontinued operations.

Exchange Rate Information

The table below sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rate for Swiss francs expressed in Swiss francs per U.S. dollar.

Year		Average (i)	High	Low	Period End
2002		1.5566	1.7190	1.3833	1.3833
2003		1.3374	1.4181	1.2380	1.2380
2004		1.2426	1.3202	1.1338	1.1412
2005		1.2507	1.3255	1.1466	1.3148
2006		1.2532	1.3201	1.1911	1.2195
Months
2006	January	1.2773	1.2938	1.2595	1.2784
	February	1.2909	1.3201	1.2841	1.3111
	March	1.2961	1.3201	1.2893	1.3025
	April	1.2929	1.3044	1.2411	1.2411
	May	1.2773	1.2386	1.2020	1.2159
	June	1.2694	1.2490	1.2027	1.2247
	July	1.2650	1.2534	1.2223	1.2311
	August	1.2605	1.2403	1.2209	1.2336
	September	1.2589	1.2580	1.2308	1.2504
	October	1.2590	1.2752	1.2424	1.2424
	November	1.2569	1.2566	1.1966	1.1966
	December	1.2532	1.2253	1.1911	1.2195
2007	January	1.2431	1.2534	1.2125	1.2470
	February (through February 9)	1.2436	1.2484	1.2398	1.2484

(i)	The annual rates represent the average of the Noon Buying Rates on the last business day of each month during the relevant year.

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

The Company has a small home market for its products and has for many years operated on a global basis. The Company currently has 63 manufacturing facilities in 20 countries and sells its products in more than 120 countries. This means the Company is faced with different complex legal and regulatory requirements in many jurisdictions. These include tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries and different intellectual property regimes. The Company’s international operations also expose it to many different local business risks and challenges. The Company’s overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business. The economic conditions in NAFTA, Europe and parts of Asia-Pacific may worsen or not continue to recover, which could have a material adverse effect on the Company’s results of operations and financial position. In addition, an adverse development in the political and social stability in the regions where the Company operates, may have a material adverse effect on the Company’s results and financial condition.

THE COMPANY CURRENTLY HAS OPERATIONS IN NUMEROUS COUNTRIES, AND ITS RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY CURRENCY FLUCTUATIONS.

The results of the operations and the financial position of the Company’s subsidiaries outside of Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at the applicable exchange rates for inclusion in the Company’s Consolidated Financial Statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Company generates a significant percentage of its revenues and a substantially lower percentage of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have had in the past, and may have in the future, a material effect on the Company’s operating margins as well as its competitive position compared with local producers in affected markets. Currency fluctuations also may significantly affect the comparability of the Company’s results between financial periods. The Company’s results and financial condition are particularly affected by significant changes in the value of the Swiss franc, euro, U.S. dollar, Japanese yen, Chinese yuan, and British pound relative to each other. During 2006, none of the Company’s subsidiaries operated in economic environments that were considered to be highly inflationary. For more information, see Item 5 — Operating and Financial Review and Prospects — Currency Exchange Rates in this Annual Report.

SIGNIFICANT COMPETITION MAY FORCE THE COMPANY TO REDUCE ITS PRODUCT PRICES WHICH MAY ADVERSELY IMPACT ITS RESULTS OF OPERATIONS.

The Company faces significant competition in the markets in which it operates. Although competition in specialty chemicals is based upon a number of considerations, such as product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, price competition does exist in the Company’s markets due to factors such as industry overcapacity and low-cost competition. Increased price competition may also occur in certain product areas due to consolidation and globalization among the Company’s customers and competitors and as industry segments mature. As a result of the trends toward global expansion and consolidation by competitors, the Company anticipates that it will continue to face new competitive challenges, continued price competition as well as additional risks inherent in international operations in developing regions.

IF THE COMPANY CANNOT REMAIN TECHNOLOGICALLY INNOVATIVE AND OFFER IMPROVED PRODUCTS AND APPLICATIONS COST-EFFECTIVELY, ITS OPERATING RESULTS COULD BE NEGATIVELY IMPACTED.

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

THE CYCLICALITY IN THE VARIOUS INDUSTRIES SERVED BY THE COMPANY MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY’S BUSINESS AND FINANCIAL CONDITION.

The Company’s results are affected by cyclicality in various industries served directly or indirectly by the Company, including the automotive, plastics, paper, packaging, paint and coating, electronics and construction industries. The Company’s results of operations and financial position have in the past been affected adversely, for example, by slow growth in the paper industry, reduced demand in the automotive industry and by declining demand in a number of industries. The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue, and the Company will continue to experience periods of overcapacity, declining prices and lower profit margins. In addition, external factors beyond the Company’s control, such as general economic conditions, competitors’ actions, international events and circumstances and governmental regulation in the United States and in other jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in the Company’s prices, volumes and margins.

THE COMPANY DEPENDS UPON PROPRIETARY TECHNOLOGIES AND ITS COMPETITIVE POSITION MAY BE ADVERSELY AFFECTED IF IT FAILS TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS OR IS SUBJECT TO CLAIMS THAT IT IS INFRINGING UPON THE RIGHTS OF OTHERS.

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

The Company utilizes specialty chemicals and base chemicals as its main raw materials in its manufacturing process. Raw material costs represent a significant component of the Company’s cost of goods sold. The prices and availability of these raw materials vary with market conditions and can be highly volatile. As a result of these factors, the Company’s operating margins may decrease if it cannot pass on increased raw material prices to customers, if prices for its products decrease faster than raw material prices or if the price it pays under long-term supply contracts is above the market price.

There have been in the past, and may be in the future, periods of time during which raw material price increases cannot be passed on to customers in whole or in part. Even in periods during which raw material prices decrease the Company may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of its products. Historically, the Company has not typically entered into significant hedging arrangements with respect to prices of raw materials but the Company has entered into long-term supply contracts for some raw materials. Any major dislocation in the supply or price of these raw materials or any material difference between the price the Company pays under its supply contracts and market price may have a material adverse effect on its financial condition and results of operations. Additionally, the Company requires raw materials to be of a satisfactory standard for manufacturing its products. Any deterioration in the quality of the raw materials available to the Company may adversely impact the Company’s ability to manufacture its products to an acceptable standard and may have a material adverse effect on the results of its operations. Even if it could obtain acceptable substitute raw materials, the Company could incur increased expenses in securing the raw materials from an alternative source and suffer reduced profit margins and an adverse impact on its business.

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

THE EU CHEMICALS POLICY ENTERS INTO EFFECT ON JUNE 1, 2007 AND MAY RESULT IN SIGNIFICANT ADDITIONAL COSTS FOR THE COMPANY.

After intense negotiation the European Parliament voted on December 13, 2006 on the final adoption of the so called REACH regulation (Registration, Evaluation, Authorization and Restriction of Chemicals). REACH will enter into force on June 1, 2007. REACH seeks to improve the protection of human health and the environment through the better and earlier identification of the properties of chemical substances. REACH gives greater responsibility to industry to manage the risk from chemicals and to provide safety information on the substances. The Company, as a manufacturer and importer of chemical substances will be required to gather information on the properties of their substances and to register the information for all substances above 1 ton per year in a central database. The first phase, pre-registration, will apply from June 1, 2008 to November 30, 2008. Following pre-registration, registration deadlines will apply from November 2010, June 2013 and June 2018, respectively, depending on the volume band or level of concern of the substance. The Company has started to assess the impact of the regulation on its business with regard to additional testing and registration cost, need for additional resources and impact on products. A REACH Implementation Team has been established to ensure future compliance and cost-effective implementation within the Company to ensure sustainability of its chemical business. Currently, the Company cannot assess the complete impact of the REACH regulation. However, the Company believes that the new regulatory system will be highly resource intensive and therefore costly to industry and regulators alike.

THE COMPANY’S BUSINESS MAY BE ADVERSELY AFFECTED BY RIGOROUS HEALTH AND SAFETY REGULATION.

Certain of the Company’s products are subject to rigorous health and safety regulations. There is a risk that key raw materials or one of the Company’s products may be recharacterized as or found to have a toxicological or health related impact on the environment or on third parties or the Company’s customers or employees. Health and safety regulations are continually strengthened and relevant raw materials or products may be banned or the Company may incur increased costs in complying with new requirements.

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

Pursuant to an agreement between the Company and Novartis, the Company is permitted to use “Ciba Specialty Chemicals” as part of its registered corporate name, while Novartis may continue to use the name “Ciba” in the Ciba Vision Group and in certain other cases. The Company is entitled to use the “Ciba” trademarks and trade names outside the core business of Novartis (pharma specialties, pharma OTC and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis remains entitled to continue to use trademarks and trade names containing the term “Ciba” as they were being used at the date of the Spin-off. In addition, Novartis is entitled to use trademarks and trade names containing the term “Ciba” in the areas for its marketing concept for the “Ciba” line of pharmaceutical products and for products and services of the Ciba Vision Group. In addition, the Master Spin-off Agreement entered into by the Company and Novartis includes provisions which specify that upon the occurrence of certain change of control events or acquisitive transactions involving the Company or other members of the Company, or in the event any member of the Company begins to compete materially with Novartis’ business as in existence as of the time of the Spin-off, the Company may be required to cease using “Ciba” as a corporate name or to pay Novartis significant liquidated damages for its continued use. The above restrictions could affect the Company’s ability to conduct its business with its present and future customers. Even if the Company is able to establish brand name recognition under a new name, it may incur significant expenses in doing so, which could adversely affect its future results of operations.

THE INTRODUCTION OF THE EURO AND THE REPLACEMENT OF CURRENCIES IN WHICH THE COMPANY PRESENTLY CONDUCTS BUSINESS MAY ADVERSELY AFFECT THE OPERATIONS OF THE COMPANY.

The introduction of the euro in thirteen of the twenty-seven member states of the European Union may continue to have an impact on the Company’s operations. These potential impacts include, but are not limited to, increased cross-border price transparency and tax and legal implications (such as easier harmonization).

THE COMPANY’S SHARE PRICE MAY BE HIGHLY VOLATILE AND SUBJECT TO SUDDEN AND SIGNIFICANT DROPS.

The trading price of the Shares and the ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in the Company’s financial performance, regulatory and business conditions in the specialty chemicals and the chemicals industry, general economic trends and other factors, some of which are unrelated to the operating performance of the Company. For more information on the historical price ranges of the Company’s shares and the ADSs see Item 9 — The Offer and Listing — Principal Trading Market and Price Range. From time to time, following periods of volatility in the market price of a company’s securities, securities litigation has been instituted against that company. The institution of any such litigation against the Company could result in substantial costs and a diversion of the Company’s management’s attention and resources, which could materially adversely affect its business, results of operation and financial condition.

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

The Company’s roots go back to 1757 when Geigy, the oldest chemical company in Basel, began trading in chemicals and dyes. In 1925, Geigy began research into textile chemicals and in the 1930s turned its attention to agrochemicals. A pharmaceuticals division was formed in 1938.

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

In 2005, the Company continued the integration of the Raisio Chemicals business by acquiring the remaining portions of a number of joint ventures acquired at the acquisition of Raisio Chemicals the previous year. In addition, in March the Company acquired for CHF 45 million, the Metasheen line of high reflectance aluminum pigments from Wolstenholmes, in order to expand the products offered in the effect pigments business within coating effects. There were also a number of minor acquisitions during the year.

In 2006, the Company sold its Textile Effects business to Huntsman Corporation and its Masterbatch business in separate transactions. See Note 4 to Consolidated Financial Statements in Item 18 — Financial Statements. Acquisitions made during 2006 were not significant.

CAPITAL EXPENDITURES

Ciba Specialty Chemicals’ aggregate capital expenditures for property, plant and equipment were CHF 236 million in 2006, CHF 246 million in 2005 and CHF 245 million in 2004. Capital expenditures in 2006 include construction of a new antioxidant manufacturing plant in Singapore, which is scheduled to begin operations in early 2008. The remainder of 2006, 2005 and 2004 capital expenditures have been focused primarily on productivity improvements and maintenance of existing capacity.

BUSINESS OVERVIEW

Ciba Specialty Chemicals is one of the world’s leading developers and producers of specialty chemicals, which are high value-added chemical products used as key components and in a wide variety of consumer and industrial products. The Company operates on a global basis with manufacturing facilities in 20 countries and sales in more than 120 countries.

In 2006, the Company had net sales from continuing operations of CHF 6 352 million, operating income of CHF 462 million, income from continuing operations of CHF 259 million, a loss from discontinued operations of CHF 300 million and a net loss of CHF 41 million.

Net sales, by geographic region of the Company for the past three years were as follows:

	2006		2005		2004
Amounts in CHF millions, except percentages	Sales	in %	Sales	in %	Sales	in %
Europe	2 829	44%	2 708	44%	2 524	45%
Americas (i)	1 832	29%	1 781	30%	1 728	31%
Asia Pacific (ii)	1 691	27%	1 546	26%	1 378	24%
Total net sales	6 352	100%	6 035	100%	5 630	100%

(i)	The Americas are comprised of North, Central and South America.
(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

ORGANIZATION

The Company is organized into three reporting segments (“Segments”) focused on specific customer markets. The three Segments are Plastic Additives, Coating Effects and Water & Paper Treatment. Each Segment is responsible for marketing, research and development, technology, production and sales and distribution. The mission of each Segment is to provide the best and most complete service to its customers’ industries and strive for market leadership in its respective area.

While each Segment has a lasting role in providing for a well-balanced portfolio for the Company, they are positioned for growth and higher profitability through different approaches: innovation and production investment (Plastic Additives and Coating Effects) and cost leadership (Water & Paper Treatment).

From 2001 until 2004, the Company had been organized into five Segments. However, in August 2004, the former Home and Personal Care Segment, which had not achieved a critical mass, was integrated into the Plastic Additives and Water and Paper Treatment Segments. The Segment Textile Effects was sold in 2006.

The Company’s organizational structure also includes Group Service Units focused on providing cost efficient support services to the Segments. To ensure that innovation efforts are successfully shared across Segments, the Company has a corporate technology office under the leadership of a Chief Technology Officer. In 2004, a Chief Strategy Officer was appointed to oversee strategic development and portfolio management for the Company. All Segments share the support functions provided by the Group Service Units, which include finance and accounting, human resources, communications, information technology (“IT”) infrastructure and legal services.

In 2005, the Company adapted the structure of its Executive Committee to reflect the changing needs of its markets and created the Chairman’s Committee, focusing on strategic development, and the Operations Committee, focusing on the operational management of the Company. As part of this new structure, a Chief Operating Officer was appointed in 2005, responsible for the operational management of the Company.

SEGMENTS

Net sales, by Segment, of the Company for the each of the past three years were as follows:

	2006		2005		2004
Amounts in CHF millions, except percentages	Sales	in %	Sales	in %	Sales	in %
Plastic Additives	2 090	33.0%	1 938	32.1%	1 895	33.6%
Coating Effects	1 801	28.3%	1 703	28.2%	1 721	30.6%
Water & Paper Treatment	2 461	38.7%	2 394	39.7%	2 014	35.8%
Total net sales	6 352	100.0%	6 035	100.0%	5 630	100.0%

Plastic Additives develops, manufactures and markets products and provides services to the plastic, lubricant and home and personal care industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and other substrates that prevent aging and corrosion and help improve appearance, durability and performance of finished plastic goods, high-performance motor oils, industrial lubricants and home and personal care products. The Segment’s service business provides customers with product application solutions.

Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photo initiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, information storage, construction, photographic and digital printing industries.

The Segment Water & Paper Treatment serves the paper & board, water treatment and detergents & hygiene industries. The Segment provides tailored grade solutions to increase paper mill productivity and improve quality, functionality and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore, the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.

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

The Company maintains Business Support Centers that provide finance and accounting services to geographic regions, instead of using numerous country organizations. The Business Support Centers, using standardized financial systems, provide control, treasury and information management services to the Company for financial and corporate applications. They are responsible for ensuring the accuracy, validity and timeliness of financial reporting. As part of its continuing strategy to streamline administrative operations and reduce costs, the Company in 2007 is consolidating the functions of three of the Business Support Centers in Europe into one and is also consolidating its India Business Support Center into another Asia-based Business Support Center. As a result, the number of Business Support Centers will be reduced to six.

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

During 2006, the Company transferred the responsibility for supply chain activities from a central supply chain services unit to each of its three segments. The development of the supply chain organization and activities within the segments is coordinated by a cross-segment supply chain management team. Segment supply chain organizations are responsible for the supply chain process from finished product stage onwards, which includes order processing, warehousing and transportation of products.

EQUITY AFFILIATES

The Company, from time to time, acquires and disposes of participations in entities to help achieve strategic objectives. Investments are made in equity affiliates to support and supplement the growth of its core businesses. Some of these investments are made in countries where legislation requires or custom dictates local investor control or participation. The Company holds an active interest in its equity affiliates.

The Company’s most significant investment in equity affiliates as of December 31, 2006 is a 50 percent interest in CIMO Compagnie Industrielle de Monthey SA, which is a joint venture with Syngenta that provides infrastructure services and utilities to the partner’s manufacturing facilities in Monthey, Switzerland. Combined income from earnings of this and other equity affiliates is not significant.

COMPANY STRATEGY

The key components of the Company’s strategy to drive profitable growth and to maximize value for its shareholders are to place the customer first, offer leading edge innovation, aim for best-in-class manufacturing, and attract, develop and retain the very best people.

Placing the customer first involves utilizing a lean industry-focused organization that is closely aligned with customers’ industries. The strong market positions held by each of the Company’s segments enable them to provide the best and most complete service to their specific customer industries.

A focus on leading edge innovation enables the Company to make everyday products better and makes breakthrough products possible. The Company offers its customers both significant innovation as well as steady improvements by fostering a creative culture and by sharing and leveraging its core competencies. Investments in innovation are primarily directed at the high potential growth markets in Plastic Additives and Coating Effects.

In aiming for best-in-class manufacturing, the Company seeks lowest-cost manufacturing coupled with focused capital expenditures, while maintaining an overriding policy of ‘safety first’. Investment in production is occurring primarily in Plastic Additives and Coating Effects because of the growth potential in their markets. Cost leadership is being emphasized in Water & Paper Treatment. A streamlined global supply system supports both manufacturing and customer supply concerns, and increases efficiency across the Company.

COMPETITION

The Company competes in the global specialty chemicals market. Its major competitors include Albemarle, Altana, BASF, Buckman, Chemtura, Clariant, Cognis, Croda, Cytec, Degussa, Dow, DuPont, GE Water Technologies, Hercules, Kemira, Lubrizol, Nalco, Rhodia, Rohm and Haas, SNF Floerger and Songwon.

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

Plastic Additives’ business has for many years experienced strong growth and profitability resulting from its market leadership. The Segment is the leading supplier of stabilizers and stabilizer systems to the plastics, rubber and adhesive industries, and is a leading supplier of ashless antioxidants and extreme pressure and antiwear agents to the lubricant industry. In addition, the Segment delivers high value chemical ingredients for manufacturers of non-durable home and personal care consumer goods.

Plastic Additives is managed as an integrated global business and primarily focuses on four Business Lines: (i) Polymer Products, (ii) Base Polymers, (iii) Process and Lubricant Additives and (iv) Home & Personal Care. Plastic Additives also includes the Business Unit Ciba ® Expert Services.

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

The Segment’s Expert Services Business Unit provides knowledge-based services to customers seeking professional consulting, testing and information support. The Expert Services Business Unit acquired in 2004, Pira International Ltd, a leading consultancy and testing business and, in 2005, the U.S. conferencing company Intertech. In 2006, Expert Services expanded further with the acquisition of Cantox Health Sciences International, a leading regulatory and scientific consulting firm in Food & Nutrition; Pharmaceutical & Healthcare; Chemicals; Agriculture, Biotech & Consumer Products.

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Plastic Additives for the years ended December 31, 2006, 2005 and 2004.

Amounts in CHF millions, except percentages	2006	2005	2004
Total Segment net sales	2 090	1 938	1 895
Operating income	312	260	224
Capital expenditures	98	72	76
Research and development expenditures	97	97	97
Contribution to the consolidated Company net sales from continuing operations, in %	33.0%	32.1%	33.6%

PRODUCTS

Plastic Additives products add value to the polymer, rubber, adhesive, lubricant, and home and personal care industries. The Segment’s product offerings include:

•	Polymer protection products such as antioxidants, non-staining antiozonants, processing stabilizers, UV absorbers and hindered amine light stabilizers (“HALS”)
•

Special effects such as antifogging agents, antistatic agents, slip agents, antimicrobials, clarifying agents, shelf life extension, flame retardants, optical brighteners and additives for degradability of plastics

•	Products for polymer recycling such as PET chain extenders, antioxidants and light stabilizer systems
•	Specialized product forms and multi-component product packages, which simplify the incorporation process and improve worker hygiene and resin quality
•	Products for polymer design such as polymerization regulators
•	Products for lubricants such as antioxidants, metal deactivators, and antiwear additives
•

Light absorbers for fabric and personal care, rheology modifiers, actives for skin protection, carrier systems, conditioners, specialty colors for home and personal care products, laundry additives for comfort enhancement, and stain removers.

The Segment’s leading product lines in the polymer protection category are Ciba® IRGANOX® antioxidants, Ciba® IRGAFOS® processing stabilizers, Ciba® CHIMASSORB® light stabilizers/ UV absorbers, Ciba® TINUVIN® light stabilizers/ UV absorbers, Ciba® IRGAMOD® additives for polyesters, Ciba® FIBERSTAB® L phenol-free processing stabilizers, and Ciba® IRGASTAB® FS phenol-free processing stabilizers.

The Ciba® IRGAFOS® processing stabilizer range ensures efficiency in processing and maintenance of polymer properties across a broad range of processing conditions. Ciba® POLYAD® customer-specific blends are multi-component additive packages in easy-to -handle forms.

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

In addition to the Segment’s traditional Ciba® IRGANOX® range, Ciba® IRGASTAB® PUR, Ciba® IRGASTAB® PVC and Ciba® IRGASTAB® STYL are examples of how additives support the polymer industry with new, innovative products and services. Ciba® IRGASTAB® PUR, Ciba® IRGASTAB® PVC and Ciba® IRGASTAB® STYL are new liquid, environmentally friendly solutions for the polyurethane, vinyl and styrenics markets, respectively.

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

The Segment is adding to its polymer product offerings by branching out from its core polymer protection and stabilization business to take advantage of new market opportunities in the area of property enhancement. The Segment’s leading product lines in special effects additives category are ATMERtm antifogging agents, Ciba® IRGASTAT® and ATMERtm antistatic agents, ATMERtm SA — slip and antisticking agents, Ciba® IRGAGUARD® antimicrobial line, including Ciba® IRGAGUARD® A — antialgae and Ciba® IRGAGUARD® B — antibacterial, and Ciba® IRGACLEAR® F — antifungi, Ciba® IRGACLEAR® — clarifying agents, Ciba® SHELFPLUS® — shelf life extension, Ciba® FLAMESTAB® NORTM and Ciba® MELAPUR® — flame retardants, Ciba® TINUVIN® FR flame retardant/light stabilizer combinations and Ciba® TINOPAL® optical brighteners. The rheology modifier Ciba® IRGATEC® CR 76 and clarifyier Ciba® IRGACLEAR®XT 386 were launched recently. Ciba® SHELFPLUS® UV 4100 blocks a broad spectrum of UV radiation protecting package contents in food, home and pharmaceutical applications. The novel agricultural growth promoter Ciba® SMARTLIGHTTM RL100 utilizes photo-selective properties of the product to improve crop quality and productivity. Ciba® IRGASURF® SR 100 is a new plastic additive that enhances scratch-resistance of automotive polypropylene/thermoplastic olefin (PP/TPO) applications such as instrument panels, door panels, and exterior features like bumpers and sude trim. Ciba® IRGASURF TM HL 560 delivers durable hydrophilicity for polyolefin fibers and nonwovens. Ciba® IRGAMOD® 195 is an effective catalyst and stabilizer for rosin esters and is an extraction resistant antioxidant for rubber applications, especially ones based on NBR and ECO.

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

Process & Lubricant Additives Business Line supplies additives including antioxidants, metal deactivators, corrosion inhibitors, extreme pressure/anti-wear additives and industrial additive packages. Our products create effects to extend the lifetime or improve the performance of lubricants and fuels. Ciba continues to introduce new and innovative additive solutions. Examples include

•	Ciba® IRGALUBE® 632 an extreme pressure antiwear additive for engine oil applications
•	Ciba® IRGANOX® L 620 an ashless antioxidant for engine oil applications
•	Ciba® IRGALUBE® 5010 a package for antiwear hydraulic oil applications.

The emergence of alternative fuels and the implementation of various environmental initiatives, and government directives to include up to 20% biodiesel blends with petroleum, has generated new needs in the biofuel industry. The business has launched innovative products such as Ciba® IRGASTAB® BD 100 that provides stabilization against air and metal oxidation.

As geographical changes to market demand continues at a fast pace; Process & Lubricant Additives continues to capture opportunities in the emerging Asian market by investing in production of antioxidants and by increasing Technical Service and Marketing & Sales capabilities.

The home & personal care products market is served by five business platforms:

1. UV Protection & Actives for the personal care industry:

Ciba® TINOSORB® UV absorbers are used to provide protection against the harmful effects of UVA/UVB radiation in a variety of products applied directly to the skin, including sunscreens, lotions, and day creams. Growth prospects are particularly strong in regions where concern for effective protection from sunlight is high. In Europe, the Business Line Home & Personal Care became a leading company for UV skin protection. Ciba® TINODERM® Actives Delivery Systems facilitate the transport of actives through the skin barrier to the site of interaction, and TINOCARE® GL retains skin moisture in a natural way and improves the sensory characteristic of personal care formulations.

2. Polymer Systems for the personal care and home and fabric care industries:

Rheology modifiers, conditioners, functional silicones, color encapsulates, gel thickeners, and flocculants allow customers to produce formulations to the highest standards of quality and consistency. Ciba® RHEOVIS®, MAGNAFLO®, and Ciba® GLASCOL® are for the home care industry, and Ciba® SALCARE®, Ciba® TINOVIS®, Ciba® TINOCARE®, and Ciba® ENCAPSULENCE® are for the personal care industry.

3. Colorants & Stabilizers for the personal care and home and fabric care industries:

Ciba® TINOGARD® and CIBAFAST® provides product stabilization against oxidation and UV induced degradation. Ciba® VIBRACOLOR® products are hair dyes. Ciba® PURICOLOR®, Ciba® VIBRACOLOR®, and Ciba® IRAGON® pigments and anionic, water-soluble dyes are used in personal care as well as home and fabric care products.

4. Fabric Appearance for the laundry care industry:

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

5. Stain Removal for the laundry care industry:

Ciba® TINOCAT™ oxidation catalysts enable efficient stain removal at lower wash temperatures and with shorter wash cycles and as well provide an anti-graying effect on white fabrics.

The Expert Services Business Unit delivers services in the regulatory, environmental, safety, and testing areas. It also provides extensive information services and offers strategic and technical consulting.

CUSTOMERS AND END-USER MARKETS

In 2006, end-user markets such as the packaging industry accounted for approximately 25 percent of the Segment’s sales, the construction industry for 18 percent, the durable goods industry for 9 percent, the automotive industry for 8 percent, the agricultural industry for 7 percent and the lubricants industry for 11 percent. The top ten customers of the Segment accounted for approximately 27 percent of the Segment’s 2006 sales.

RESEARCH AND DEVELOPMENT

Plastic Additives spends approximately 5 percent of sales each year on research and development activities (CHF 97 million in 2006). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment’s sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Management is of the opinion that Plastic Additives has a growing product pipeline. The goal is to further improve sales with new and innovative products, and to protect product and application innovations by appropriate patents. Products currently being developed include new classes of light stabilizers, anti-static additives, process stabilizers for plastics, non-staining antiozonants for rubbers, flame retardants, process chemicals for reactive monomers, new UV absorbers for sunscreens, water resistant film formers for suncare, liquid dispersion polymers for hair and skin care, shading dyes for laundry detergents and a new class of oxidation catalysts for use in fabric care applications.

Research and development activities focus on new product development as well as process improvements that aim to lower costs and increase productivity, speeding time-to -market of new products and improving responsiveness to customers by increased integration of manufacturing processes with the Segment’s distribution network.

COATING EFFECTS

OVERVIEW

Coating Effects develops, manufactures and markets additives, pigments, functional dyes, pigment and additive concentrates for the coatings, printing, imaging, plastics, synthetic fibers, electronics and information storage industries. Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photo initiators and light stabilizers to the coatings, graphic arts and electronic industries.

Coating Effects is managed as an integrated global business and serves four industry-focused markets: (i) coatings, (ii) plastics, (iii) electronic materials and (iv) imaging & inks.

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

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Coating Effects for the years ended December 31, 2006, 2005 and 2004.

Amounts in CHF millions, except percentages	2006	2005	2004
Total Segment net sales	1 801	1 703	1 721
Operating income	244	226	286
Capital expenditures	49	78	77
Research and development expenditures	105	104	101
Contribution to the consolidated Company net sales from continuing operations, in %	28.3%	28.2%	30.6%

PRODUCTS

The Segment’s leading colorant product lines include the high performance pigments, Ciba® IRGAZIN®, Ciba® CINQUASIA® and Ciba® CROMOPHTAL®, used in coatings, inks, plastics and synthetic fibers, the IRGAPHOR®, functional dye products used for optical information storage (CD-R and DVDR) and Ciba® IRGALITE® classical pigments used primarily in printing inks. The Segment also produces pigment dispersions. The Segment’s management is of the opinion that its Diketo-Pyrrolo-Pyrrol (“DPP”) technology offers distinct advantages to users of its high performance pigments for coatings and plastics. DPP pigments are currently being used in automotive paints and high performance plastics materials. Current environmental pressure on cadmium pigments opens up good growth opportunities for DPP pigments in the plastics industry. The Segment does not believe it has yet fully exploited the benefits of DPP technology in the automotive industry or in other paint, plastics or inks applications.

With the Effect Pigment product ranges of Ciba® METASHEEN® (vacuum-metalized aluminum pigments) and Ciba® XYMARA™ (Mica/metal oxides), the Segment augmented its range of Pigments. These Effect Pigments offer a wide choice of shiny, sparkling, pearlescent and mirror-like effects for the coatings, plastics, imaging and inks industries.

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

CUSTOMERS AND END-USER MARKETS

In 2006, Coating Effects supplied pigments and additives to the paint and coatings industries, the printing ink industry, the plastics industry, the synthetic fibers industries and the electronic materials industry. The top ten customers of the Segment accounted for approximately 26 percent of the Segment’s 2006 sales.

In 2006, the end-user markets such as the automotive industry accounted for approximately 23 percent of the Segment’s sales, the imaging and publication industry for 16 percent, the packaging industry for 20 percent, the electronics industry for 8 percent and the construction industry for 16 percent of the Segment’s sales.

Consolidation and globalization have occurred in certain of the customer industries served by the Segment, particularly in the coatings and printing ink industries. The effect of such consolidation and globalization is that pricing pressure is exerted on suppliers.

RESEARCH AND DEVELOPMENT

Coating Effects spends approximately 6 percent of sales each year on research projects (CHF 105 million in 2006). The primary objective of these research and development activities is to achieve and maintain a high level of the Segment sales of “innovative products”. Innovative products are defined as patent protected products or products and applications younger than five years. Pigment products currently being developed by the Segment include high value pigments with a new standard of performance to price ratio (a novel range of polymer soluble dyes), novel granule forms of pigments, solvent-free dispersions, pigments and dyes for optical storage and color filters. The Segment is also developing effect pigments and colorants for digital ink jet printing on paper and plastic.

Additive products currently being developed include high performance curing catalysts for coatings, inks, displays and microelectronic applications, new classes of light stabilizers, UV-absorbers, sterically hindered amines for coatings as well as algaecides for antifouling paints. In addition, in response to increasing environmental and safety regulations, Coating Effects is developing various additives for waterborne, powder or radiation curable systems.

WATER & PAPER TREATMENT

OVERVIEW

Water & Paper Treatment is one of the leading global suppliers to the paper industry, the municipal and industrial water treatment industries and the detergents and hygiene industries, and is managed as an integrated global business. Most markets in which the Segment is present are affected by increasing environmental and safety regulations that govern the industries of the Company’s customers. These regulations have resulted in an increased demand for more innovative products with lower environmental impact.

Water & Paper Treatment products and services for the paper and board industry increase the speed, runnability and quality of the paper making process (retention and drainage aids, deposit control aids). Furthermore, they improve the visual appearance, optical properties and printability of the paper (paper whiteners, paper coloration, starch and latex binders, coating additives and surface modifiers), impart water, vapor, oil and grease resistance (barrier effects and sizing), and provide stable images on carbonless and thermal papers. Research and Technical Service Centers in China, Finland, France, Switzerland, and the United States further enhance our position as a total solution provider to the paper industry.

The products and services offered in the area of water treatment improve the separation of solids from liquids, purify water, dewater sludge for disposal, and enhance dredging applications. In extractive and process technologies, the Segment’s products improve the efficiency of oil extraction and mineral processing. The Segment also serves a number of niche markets including agriculture where products improve plant nutrition and soil fertility, and performance intermediates where high purity specialty monomers are supplied by the Segment for various applications (e.g. rubbers and adhesives). The Segment’s activities in industrial water management provide complete solutions to industrial customers that meet all their water treatment needs.

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

The table below sets forth certain historical combined financial information and the percentage contribution to the consolidated Company net sales from continuing operations for Water & Paper Treatment for the years ended December 31, 2006, 2005 and 2004.

Amounts in CHF millions, except percentages	2006	2005	2004
Total Segment net sales	2 461	2 394	2 014
Operating income	81	128	128
Capital expenditures	79	89	81
Research and development expenditures	45	48	42
Contribution to the consolidated Company net sales from continuing operations, in %	38.7%	39.7%	35.8%

PRODUCTS

In the paper and board industry, the ongoing demand for more efficient production processes is met with patented technologies from Ciba Specialty Chemicals such as the Ciba® TELIOFORM® retention and drainage aid system and Ciba® PERGAFAST™ color developer for the color former market which bring value to customers. At the same time, consumers are demanding more innovative paper products and here the Company’s Grade Solutions approach to the paper and board industry provides advantages. With Grade Solutions, Ciba Specialty Chemicals pulls together its complete product and service offering to the market in alignment with the major grades produced: Fine Paper, Mechanical Paper, and Packaging. For each grade, the Segment offers a full range of chemicals as part of its solution offer — Wet-End Solutions, Size Press Solutions, Water Management Solutions, and Coating Solutions. The Segment’s complete range and proximity to the customer allows the Company to be a leading innovator in meeting consumer requirements. The rapid change of technology, the globalization of the customer base and the growing importance of emerging economies are likely to shape the future direction of these markets. Of particular importance are the growing environmental regulations, which are expected to contribute to a growth in chemical demand in excess to that of the paper and board industry.

The Segment develops, produces and sells products to the water treatment market segment: Ciba® ZETAG®, Ciba® MAGNAFLOC® and Ciba® MAGNASOL® polyacrylamide polymers, organic coagulants, and poly acrylic acid polymers. The main usage of these products is as flocculants for the separation of solid particles from water. Ciba® KRYSALIS® products for the dredging industry enhance solid liquid separation and the separation of contaminants from the dredging sediment. Ciba® RHEOMAX™ tailings management products for the mining industry allow minimization of water consumption and maximization of water recovery, thereby reducing disposal areas and hence generating cost savings in waste disposal. The water treatments product range also includes Ciba® IRGATREAT™ specialty formulations for the full range of water purification and conditioning applications, dispersants to reduce the viscosity and to increase the performance of inorganic pigments and fillers in water systems, monomers as building blocks used in water treatment, adhesives, synthetic fibers and antistatic finishes, as well as a range of chelates including Ciba® LIBFER® iron chelate, which prevents nutrient deficiencies for intensively grown crops.

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

CUSTOMERS AND END-USER MARKETS

In 2006 Water & Paper Treatment supplied products and services to the paper and board, municipal and industrial water treatment as well as detergents and hygiene industries. The top ten customers of the Segment accounted for approximately 27 percent of the Segment’s 2006 sales.

In 2006, end-user markets such as the paper and board industry accounted for approximately 58 percent, the detergents and hygiene industries accounted for 10 percent, the water and wastewater services industry accounted for 20 percent, the extractives and process technologies industry accounted for 8 percent, the performance intermediates accounted for 2 percent and the agricultural industry accounted for 2 percent.

RESEARCH AND DEVELOPMENT

Water & Paper Treatment spends approximately 2 percent of sales each year on research and development activities (CHF 45 million in 2006). The Segment’s integrated research and development philosophy is aimed at driving process/production technology improvements, development of novel targeted offerings to the industry and expansion to novel markets using existing and emerging technologies.

MANUFACTURING

The Company has 63 manufacturing sites in 20 countries in important regions of the world. Currently, 49 of these sites are used primarily for chemical synthesis and the others are used for physical operations and to manufacture formulations that meet customer specific requirements. Europe and North America account for over 80 percent of the fixed asset base of the Company, with approximately 65 percent of the Company’s assets located in Switzerland, the United States, Germany and the United Kingdom. All of the Company’s major manufacturing facilities have qualified for International Organization for Standardization (“ISO”) 9001 or ISO 9002 certification. The Company has also entered into several manufacturing arrangements and participates with shares of up to 50 percent in four non-consolidated joint ventures, all in Asia.

The Company’s production costs, excluding raw materials, amounted to approximately 22 percent of sales in 2006, 2005 and 2004.

In recent years, the Company has achieved significant capacity increases at its facilities, through process and production improvements. For example, through de-bottlenecking, production capacities have been increased for high performance pigments, whiteners and antioxidants and newly developed production processes have increased capacities for hindered amine stabilizers and antimicrobials. The Company’s manufacturing facilities generally operate within a range of sixty-five to ninety percent of capacity. Improved asset utilization is a priority for the Company generally and the Company conducts an ongoing monitoring study of capacity utilization on a cross-segmental basis to improve asset utilization. In 2006, the Company announced a program entitled Operational Agenda aiming amongst others at reducing the overall production costs in the existing sites and also at streamlining its geographical footprint. The latter will result in the closure of several sites in all regions and in the set-up of new sites at strategically important locations, especially in Asia.

The Company’s manufacturing strategy is Operational Excellence to reduce costs, to increase productivity and to concentrate production on higher value-added products. To this end all Segments plan to dedicate considerable capital expenditure on capacity, product and process improvements. In addition, the Company plans to spend approximately CHF 50 million per year in 2007 and 2008 for Lean Manufacturing projects within the Operational Agenda.

Plastic Additives has invested CHF 8 million in a new GMP approved plant for a UV absorber for skin protection at Kaohsiung, Taiwan and is planning to invest another CHF 35 million to increase its production capacities for such UV absorbers in Europe and Asia. It is also spending CHF 10 million for Formgiving for antioxidants at McIntosh, USA and CHF 6 million in a new flame retardant production unit at Lampertheim, Germany.

Coating Effects has completed investments of approximately CHF 70 million in a new DPP plant at Monthey, Switzerland, in an ink production facility at Maastricht, Netherlands and in capacity increases of its Benzotriazol plants at McIntosh, USA and Lampertheim, Germany.

Water & Paper Treatment is investing CHF 15 million to expand its Latex plant at Zhenjiang, China and CHF 20 million at Ankleshwar, India for a new Colorformer plant relocated from Manchester, United Kingdom.

The Company is further strengthening its position in emerging markets, particularly Asia, by expanding its facilities in these areas. Plastic Additives is investing CHF 125 million for a new integrated antioxidants plant in Singapore. Coating Effects will invest approximately CHF 35 million for a new production site for DPP pigments, photoinitiators and other high performance products at Qingdao, China. Water & Paper Treatment is planning to invest approximately CHF 30 million for a new multipurpose production plant for acrylics in China.

The Company is not dependent on any single production site. The four largest production sites of the Company are at Grenzach (Germany), McIntosh (Alabama, United States), Bradford (United Kingdom) and Monthey (Switzerland).

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

All distribution and order processing, warehousing and transportation are managed within each of the Company’s Segments utilizing in certain locations shared order desks with regard to order taking and processing, shipping and invoicing. A global network of warehouses and distribution centers, both externally and internally operated, ensures adequate coverage of the Company’s distribution requirements. Contracts with major transport partners are negotiated/managed centrally. The strategy is to significantly reduce the number of partners in this field with the ultimate goal to co-operate with one global lead logistics provider for all intercontinental transports.

The Company offers a comprehensive e-business service to all its customers: mybusiness@cibasc. The site is a secure, user-customized one-stop shop that lets customers place and track orders from all Segments. In addition, various complementary services are offered to customers such as on-line access to material safety data sheets, certificates of analysis and technical data sheets. Both current and potential customers also have the ability to locate the Company’s products based on their industry/sub-industry/application and desired effect using a comprehensive product finder application covering all Segments’ products. mybusiness@cibasc is available in 12 languages. In 2006 over 29 thousand registered trading partners in more than 150 countries logged on to mybusiness@cibasc. These trading partners include existing customers, prospects and former Textile Effects trading partners.

In addition, the Company participates in Elemica, a specialized business-to-business exchange that allows the Company, in one step, to link its enterprise resource planning system directly to those of major suppliers and customers. The Company has approximately 60 sell side and 40 buy side Elemica connections, which allow the Company to achieve higher efficiency and reduce supply-chain costs.

The Company is focusing production and process development efforts on better integration of the manufacturing process with the supply chain in order to increase customer responsiveness while at the same time reducing inventories by increasing the volume of products shipped directly from the production facility to the customers. On the marketing and sales side the Company focuses on improved sales processes and sales planning, customer segmentation and value extraction.

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

The continued high prices of crude oil and its derivatives relative to prices earlier in the decade, in combination with strong demand in major downstream industries, continue to result in high raw material cost levels. The Company expects the overall high price and volatility to continue for the foreseeable future despite the recent drop in crude oil prices. To offset some of these cost increases, the Segments continue to source more raw materials and intermediates from newly-established suppliers in Asia. The Company adjusts its currency portfolio to mitigate exchange rate fluctuations.

Although the Segments purchase certain raw materials from single suppliers, management does not believe that the loss of any supplier would have a material adverse effect on the Company’s business or financial condition.

INTELLECTUAL PROPERTY

Where appropriate, the Company protects its new products and processes by obtaining patents and registering trademarks in selected regional markets. The Company has over 14 500 granted patents and pending applications world-wide and has trademark protection for approximately 250 product names. The Company continues to experience a constant increase in intellectual property conflicts, either initiated by the Company or by third parties. The Company relies on its know-how and technical expertise in many of its manufacturing processes to develop and maintain its market position. Management is of the opinion that intellectual property rights as a sole measure do not create a sustainable competitive advantage in the specialty chemicals industry. The Company’s ability to extract the maximum value from its patent-protected products and processes is dependent upon the Company’s ability to apply its technical expertise in its manufacturing processes to meet customer requirements. In general, the Company has not historically licensed or sold its intangibles to third parties. In addition, separate cash flow streams cannot, in general, be identified with intangible assets separately from the cash flows associated with the related productive assets. The value of internally developed patent and process protection is, therefore, generally inseparable from the Company’s productive assets and processes.

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

The Company and Novartis also entered an “Agreement Regarding Use of Ciba as a Corporate Name”. Pursuant to such agreement, the Company and its subsidiaries and affiliates may use “Ciba Specialty Chemicals” as part of their registered corporate names, while Novartis may continue to use the name “Ciba” in connection with the Ciba Vision Group and in some other special cases. The Company and its subsidiaries and affiliates are entitled to use the “Ciba” trademarks and trade names outside of the core business of Novartis (defined as pharma specialties, pharma over-the -counter and generics, eyecare, crop protection, seeds, animal health and nutrition). Novartis is entitled to continue to use trademarks and trade names containing the term “Ciba” as they were used at the time of the agreement and to use new and existing trademarks and trade names containing the term “Ciba” to market the “Ciba” line of pharmaceutical products and for products and services of the Ciba Vision Group.

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

AMERICAS	GROUP HOLDING%	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
ARGENTINA Ciba Especialidades Quimicas S.A., Buenos Aires	100	•
BERMUDA Chemical Insurance Company Ltd., Hamilton	100				•
Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				•
Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				•
BRAZIL Ciba Especialidades Quimicas Ltda., São Paulo	100	•	•
CANADA Ciba Specialty Chemicals Canada Inc., Mississauga	100	•	•
CHILE Ciba Especialidades Quimicas Ltd., Santiago de Chile	100	•
COLOMBIA Ciba Especialidades Quimicas S.A., Bogotá	100	•
MEXICO Ciba Especialidades Quimicas Mexico S.A. de C.V., Mexico	100	•	•
PANAMA Ciba Especialidades Quimicas Colon S.A., Colon	100	•
UNITED STATES OF AMERICA Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	•	•	•

ASIA PACIFIC	GROUP HOLDING%	SELLING	MANUFACTURING	RESEARCH		SERVICES, FINANCE
AUSTRALIA Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•
BAHRAIN Ciba Specialty Chemicals Middle East W.L.L., Manama (Al Seef District)	100	•
CHINA Ciba Specialty Chemicals (China) Ltd., Shanghai	100	•		•		•
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•
Ciba Specialty Chemicals (Suzhou) Co., Ltd., Suzhou	100		•
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80		•
Qingdao Ciba Pigments Co. Ltd., Qingdao	91		•
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	75	•	•
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•
INDIA Ciba India Private Ltd., Mumbai	100				•	•
Ciba Specialty Chemicals (India) Ltd., Mumbai(i)	69	•	•
Diamond Dye-Chem Ltd., Mumbai(ii)	69	•	•
INDONESIA PT Ciba Specialty Chemicals Indonesia, Jakarta	100	•
PT Intercipta Kimia Pratama, Jakarta	60	•	•
PT Latexia Indonesia, Jakarta	100	•	•
JAPAN Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•
Ciba Specialty Chemicals K.K., Osaka	100	•		•
Musashino-Geigy Company Ltd., Kitaibaraki	75	•	•
Nippon Alkyl Phenol Co. Ltd., Tokyo	47	•	•
REPUBLIC OF KOREA (SOUTH KOREA) Ciba Specialty Chemicals Korea Ltd., Seoul	100	•	•
Daihan Swiss Chemical Corporation, Seoul	100	•	•	•
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•	•

ASIA PACIFIC	GROUP HOLDING%	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
MALAYSIA Ciba Specialty Chemicals (Malaysia) Sdn Bhd, Klang	100	•	•
NEW ZEALAND Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•
SINGAPORE Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore	100	•
Ciba Specialty Chemicals Industries (Singapore) Pte Ltd., Jurong Island	100	•	•
SOUTH AFRICA Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•
TAIWAN Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•
THAILAND Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•

EUROPE
AUSTRIA Ciba Spezialitätenchemie Österreich GmbH, Pischelsdorf / Zwentendorf	100	•	•
BELGIUM Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•
DENMARK A/S Alfred Gad, Lynge	100	•
FINLAND Ciba Specialty Chemicals Oy, Raisio	100	•	•	•	•
Finnamyl Oy, Raisio	100	•	•
FRANCE Ciba Spécialités Chimiques SA, Saint Fons	100	•	•	•
GERMANY Ciba Spezialitatenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•
Ciba Spezialitatenchemie Holding Deutschland GmbH, Lampertheim	100				•
Ciba Spezialitatenchemie Lampertheim GmbH, Lampertheim	100	•	•	•
HUNGARY Ciba Specialty Chemicals Central Eastern Europe Ltd., Budapest	100	•

EUROPE	GROUP HOLDING%	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
ITALY Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•
Magenta Master Fibers S.r.l., Milano	60	•	•
LUXEMBOURG Ciba Specialty Chemicals Finance Luxembourg S.A., Luxembourg	100				•
NETHERLANDS Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				•
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•
Ciba Specialty Chemicals Heerenveen B.V., Heerenveen	100	•	•	•
SPAIN Ciba Especialidades Quimicas S.L., Barcelona	100	•	•
SWEDEN Ciba Specialty Chemicals Sweden AB, Göteborg	100	•
AB CDM, Västra Frölunda	100	•
SWITZERLAND Ciba Specialty Chemicals Holding Inc., Basel(iii)					•
Ciba Spécialités Chimiques Monthey SA, Monthey	100		•
Ciba Spezialitätenchemie AG, Basel	100	•	•	•
Ciba Spezialitätenchemie Finanz AG, Basel	100				•
Ciba Spezialitätenchemie International AG, Basel	100				•
Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		•
Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		•
Ciba Spezialitätenchemie Services AG, Basel	100				•
CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•
TURKEY Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	•
UNITED KINGDOM Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•
Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•
Pira International Limited, Leatherhead	100	•		•

(i)	The shares of Ciba Specialty Chemicals (India) Limited, Mumbai, (“CSCIL”) are listed on the Bombay Stock Exchange Limited (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2006, was approximately CHF 98.96 million (INR 3636.95 million). As of December 31, 2006, the Company held 9 200 887 Equity Shares, representing 69.28 percent of the paid-up share capital of CSCIL.
(ii)	Diamond Dye-Chem Limited is a wholly owned subsidiary of CSCIL.
(iii)	Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its Shares are listed on the Swiss Exchange and, since August 2, 2000, the Company’s American Depository Shares (ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one Share of the Company’s common stock.

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

Location	Size in hectares (i)	Major Product Lines
EUROPE
Bradford, United Kingdom	28	Water & Paper Treatment (water treatment and paper chemicals, inks, soil additives, intermediate monomers, rheology modifiers and textile chemicals)
Grenzach, Germany	52	Water & Paper Treatment (whiteners, specialty colors, antimicrobials, new businesses, cationic and solvent soluble dyes) Coating Effects (high performance pigments)
Grimsby, United Kingdom	19	Water & Paper Treatment (water treatment chemicals)
Guturribay, Spain	2	Water & Paper Treatment (latex production)
Heerenveen, Netherlands	2	Coating Effects (defoamers, slip and leveling, high molecular weight dispersants, wetting and dispersing agents)
Huningue, France	12	Coating Effects (high performance pigment preparations, imaging and coating additives)
		Plastic Additives (polymer additives and process and lubricant additives)
Kaipiainen, Finland	—	Water & Paper Treatment (latex production)
Kaisten, Switzerland	59	Plastic Additives (polymer additives)
Kokemaeki, Finland	10	Water & Paper Treatment (starch production)
Lampertheim, Germany	80	Plastic Additives (polymer additives, imaging and coating additives and process and lubricant additives)
Lapua, Finland	23	Water & Paper Treatment (starch production)
Maastricht, Netherlands	11	Coating Effects (dispersions and inorganic pigments)
Mietoinen, Finland	8	Water & Paper Treatment (starch production)

Location	Size in hectares (i)	Major Product Lines
Monthey, Switzerland (ii)	11	Water & Paper Treatment (whiteners) Coating Effects (high performance pigments)
Mortara & Trivolzio, Italy	17	Coating Effects (imaging and coating additives)
Paisley, United Kingdom	17	Coating Effects (classical pigments)
Pischelsdorf, Austria	—	Water & Paper Treatment (latex production)
Pontecchio Marconi, Italy	12	Plastic Additives (polymer additives and production of insecticides for a third party)
Raisio, Finland	1	Water & Paper Treatment (sizing agents and additives for the paper industry)
Ribécourt, France	—	Water & Paper Treatment (latex production)
Schweizerhalle, Switzerland	1	Coating Effects (polymer additives, Imaging and coating additives)
Toulouse, France	1	Water & Paper Treatment (sizing agents and additives for the paper industry)

AMERICAS
Berwick, USA	10	Water & Paper Treatment (sizing agents and additives for the paper industry)
Camaçari, Brazil	14	Plastic Additives (polymer additives)
Estrada do Colégio, Brazil	4	Water & Paper Treatment (whiteners, fabric finishing)
McIntosh, Alabama, USA	637	Plastic Additives (polymer additives and imaging and coating additives) Water & Paper Treatment (whiteners)
Newport, Delaware USA	15	Coating Effects (high performance pigments)
Paulinia, Brazil	—	Water & Paper Treatment (latex production)
Puebla, Mexico	22	Plastic Additives (polymer additives and process and lubricant additives)
Suffolk, Virginia USA	89	Water & Paper Treatment (water treatment chemicals)
West Memphis, Arkansas USA	60	Water & Paper Treatment (water treatment chemicals)
ASIA-PACIFIC
Ai-oi, Japan (iii)	—	Plastic Additives (polymer additives and imaging and coating additives)
Ankleshwar, India	2	Water & Paper Treatment (whiteners)
Chiba, Japan (iv)	—	Plastic Additives (polymer additives)
Goa, India	14	Plastic Additives (polymer additives)
Isohara, Japan (v)	8	Plastic Additives (polymer additives)
Kaohsiung, Taiwan	4	Plastic Additives (polymer additives)

Location	Size in hectares (i)	Major Product Lines
Merak, Indonesia	6	Water & Paper Treatment (latex production)
Perth, Australia	2	Water & Paper Treatment (water treatment chemicals)
Qingdao, China (vi)	1	Coating Effects (classical pigments)
Serang, Indonesia	—	Water & Paper Treatment (sizing agents and additives for the paper industry)
Shanghai, China (vii)	6	Plastic Additives (polymer additives)
Ulsan, South Korea	7	Coating Effects (classical pigments)
Zhenjiang, China	10	Water & Paper Treatment (latex production)

(i)	One hectare is equal to 2.471 United States acres.
(ii)	Most of the infrastructure facilities are shared with Syngenta and Huntsman through a joint venture in which the Company holds a 50 percent interest.
(iii)	Joint venture with Chemipro Kasai Kaisha, Ltd., in which the Company holds a 51 percent interest.
(iv)	Joint venture with Mitsui Petrochemical and Musashino-Geigy, in which the Company holds a 40 percent interest.
(v)	Effective January 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd., increasing its holdings from 50 percent to 60 percent in this joint venture with Musashino Chemical Laboratory Co. Ltd.
(vi)	Venture with Qingdao Double Peach, in which the Company holds a 91.4 percent interest.
(vii)	Joint venture with Shanghai Gao-Qiao Petrochemical Company, in which the Company holds a 75 percent interest.

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

For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 460 million as of December 31, 2006 and CHF 506 million as of December 31, 2005 have been recorded in the accompanying Consolidated Balance Sheets. The Company anticipates that these provisions will be spent generally over the next 30 years or longer. The Company’s environmental protection and improvement cash expenditures were approximately CHF 35 million in 2006 (CHF 43 million in 2005), including investments in construction, operations and maintenance and usage of the provision.

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

The contractual terms of the sale of the Textile Effects business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Textile Effects business prior to June 30, 2006. With respect to any such environmental liabilities, the Company’s obligation to indemnify is unlimited in amount and to a period of fifteen years following June 30, 2006, except for off-site releases, liabilities resulting from non-compliance, and certain risk management assessments and upgrades to buildings at one specific site, which are unlimited in time. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Textile Effects business.

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

At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another four years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The U.S. Environmental Protection Agency has stated its opinion that the landfill does not need to be removed. It is therefore the opinion of the Company’s management that the possibility is remote that the Company would be compelled to remove the landfill or to incur additional material costs related to this demand.

The Company’s subsidiary in the United States has received an informal demand from the New Jersey Department of Environmental Protection for compensation due to damages to natural resources at the Toms River site. The Company is engaged in discussions with the local authorities for the resolution of this claim. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected cost of settlement of this claim.

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

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste in smaller volumes than exist for other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the “Interessengemeinschaft Deponiesicherheit Regio Basel”, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2006, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying Consolidated Balance Sheets. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing provisions and will therefore have a material adverse impact on the Company’s Consolidated Financial Statements.

See Item 3 — Key Information — Risk Factors — Environmental laws and regulations may expose the Company to liability and result in increased costs.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

YEAR IN REVIEW — 2006 COMPARED TO 2005

	2006	2005
Results of operations
Net sales	6 352	6 035
Gross profit	1 849	1 736
Operating income	462	389
Income from continuing operations	259	200
Income (loss) from discontinued operations, net of tax	53	(456)
Loss on sale of discontinued operations	(353)	0
Net loss	(41)	(256)
Earnings (loss) per share, basic and diluted
Continuing operations	3.91	3.06
Discontinued operations	(4.54)	(6.98)
Net loss per share	(0.63)	(3.92)

Other data
Depreciation and amortization of other intangible assets	359	372
Restructuring, impairment and other charges	(69)	(120)
Restructuring payments	(83)	(82)
Net cash provided by operating activities	422	407
Net cash used in investing activities	(159)	(292)
Net cash used in financing activities	(491)	(526)
Free cash flow including restructuring payments	127	94
Net debt	1 854	1 942
Shareholders’ equity at year-end	3 214	3 903
Dividend per share (i)	3.00	3.00
Key performance ratios
Net sales development	5%	7%
Net sales development in local currencies	4%	6%

Expressed as a percentage of sales
Gross profit	29.1%	28.8%
Operating income	7.3%	6.4%
Income from continuing operations	4.1%	3.3%
Net loss	(0.7)%	(4.2)%

(i)	The Board of Directors proposes a cash dividend payment to the Company’s shareholders in 2007 totaling CHF 3 per share, based on 2006 results, which is reflected in the table above. The per share amounts presented above for 2005 reflect the CHF 3 per share dividend that was paid in 2006, based on 2005 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6 — Directors, Senior Management and Employees — Dividends and Dividend Policy.

EXECUTIVE SUMMARY

Ciba Specialty Chemicals (the “Company”) showed healthy progress in 2006 with increased sales, margins and cash flow. The restructuring project “Shape”, which is being completed ahead of schedule, is producing expected benefits. Major strategic steps were taken including the successful completion of the divestments of the Textile Effects business, where costs to exit the business were at the low end of the range originally expected, and the Masterbatch business. The year 2006 was one of transformation for the Company with the introduction of a redefined strategy focusing on the Company’s three remaining core businesses and the launch of the Operational Agenda.

The divestments of the Textile Effects and Masterbatch businesses have been recorded as discontinued operations. Accordingly, the loss on disposal as well as the results of operations of these businesses for 2006 and prior years are reported in discontinued operations in the Company’s Consolidated Financial Statements in Item 18 – Financial Statements. All information presented below, unless specifically noted, is that of the Company’s continuing operations.

Sales grew by 5 percent in Swiss francs and 4 percent in local currencies due to stronger sales volumes. Gross profit increased by 6 percent as higher sales volumes and improved operating efficiency more than offset the effects of an overall slight decline in sales prices and moderate increases in certain raw material costs. Gross profit margin improved slightly. Operating income improved significantly by 19 percent over prior year primarily as a result of the higher gross profit and lower restructuring, impairment and other costs. Operating income margin improved to 7.3 percent. Favorable currency effects contributed to higher sales as the U.S. dollar, in particular, was strong against the Swiss franc in the first half of the year while weakening during the latter half.

In 2006, the Company initiated the Operational Agenda to fully align the Company’s structure and processes to the needs of the remaining business following the divestment of the Textile Effects business.

OPERATIONAL REVIEW

The global economy generally remained strong in 2006 with continued high industrial output and consumer confidence in many regions and markets. Certain geographic regions and market sectors, however, experienced different trends. The Company benefited from improved market conditions in Europe. The Asian economies remained at high growth levels, which continued to be driven by China and India. This once again was reflected in the Company’s performance in the region. Company performance in the Americas was not as strong due mainly to declining demand for paper and the continuing weak North American automotive and construction sectors. However, results in the Americas also benefited from the relative strengthening of the U.S. dollar.

Gross profit increased in absolute terms in 2006 to CHF 1 849 million from CHF 1 736 million last year. Gross profit margin for 2006 was 29.1 percent and improved slightly over the 28.8 percent prior year margin. Higher sales volumes and improved operating efficiency more than offset the effects of an overall slight decline in sales prices and increases in certain raw material costs. Selling, general and administrative expenses increased over prior year levels both in absolute terms and as a percentage of sales. Selling, general and administrative expenses in 2005 had benefited from the effect of sales of certain assets.

Operating income increased significantly by 19 percent to CHF 462 million in 2006 from CHF 389 million in 2005. The major contributors to this increase were increased sales volume, improved capacity utilization and lower restructuring costs. Operating income margin also increased significantly to 7.3 percent of sales in 2006 compared with 6.4 percent of sales in 2005 primarily due to lower restructuring costs.

CASH FLOW AND BALANCE SHEET REVIEW

Cash flows from continuing operating activities in 2006 increased significantly by CHF 164 million to CHF 470 million from CHF 306 million in 2005 reflecting the improved operating results. While restructuring expenses were lower in 2006, restructuring payments were at the same level as 2005.

Net cash used in 2006 for continuing investing activities was CHF 151 million, a decrease of CHF 111 million from CHF 262 million last year. The decrease primarily consisted of the cash proceeds from the sale of the Textile Effects business partially offset by investment in new Company-wide system structure with new software. Capital expenditures decreased by CHF 10 million to CHF 236 million in 2006 from CHF 246 million in 2005. Such expenditures include the Plastic Additives Segment’s new antioxidant plant currently under construction in Singapore as well as other productivity improvement projects and maintenance of existing capacity.

Net cash flows used in financing activities were CHF 491 million in 2006 primarily consisting of dividends to shareholders of CHF 199 million and the repayment of long- and short-term debt of CHF 733 million partially offset by additional long-term debt of CHF 394 million.

Net debt decreased by CHF 88 million to CHF 1 854 million in 2006. The total debt decrease of CHF 325 million described above was partially offset by decreased cash and cash equivalents.

SIGNIFICANT OTHER EVENTS

In 2006 the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“SFAS No. 158”) issued in September 2006 by the U.S. Financial Accounting Standards Board (“FASB”). These recognition provisions required the Company to record the funded status of its various defined benefit pension and other post-retirement plans in the Consolidated Balance Sheet as of December 31, 2006. As a result of adopting SFAS No. 158, the Company reduced other long-term assets by CHF 704 million, increased other long-term liabilities by CHF 127 million and, through “accumulated other comprehensive loss”, reduced shareholder’s equity by CHF 623 million, net of deferred income taxes of CHF 208 million. The adoption of SFAS No. 158 had no impact on the Company’s results of operations or cash flows. See Note 19 to Consolidated Financial Statements in Item 18 – Financial Statements.

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

The impairment review process requires the Company to determine the fair value of the asset group that is being evaluated for impairment. In instances where no readily available market value exists for an asset group, the Company calculates the estimated fair value by discounting to their present value the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets. This calculation requires the Company to make significant estimates and judgments regarding these future cash flows, as well as other factors. In making its estimates, the Company considers known financial, operational and other information and uses assumptions that are consistent with the Company’s internal planning. Material assumptions used include (1) the annual growth rates for sales, (2) the profit margin earned on sales and (3) the rate used to discount estimated future cash flows to their present value.

Significant uncertainty exists regarding these assumptions because of the risk that future events may occur over which the Company has little or no control or which cannot be foreseen that would have a significant impact on the assumptions. Such future events include the degree to which new competitors enter the markets in which the Company operates; the degree to which new or changing technology impacts demand for the Company’s products; changes in global or regional general economic factors that impact the markets for the Company’s products or the availability or cost of materials or services used by the Company to manufacture its products; and movements of markets for the Company’s products among different geographic areas. Different estimates would result if management used different assumptions and actual results would differ from the Company’s estimates if different conditions occur in future accounting periods.

With regard to goodwill, a one percent change in any of the above three material assumptions would not result in an impairment, and therefore would not have a material impact on the Company’s liquidity, capital resources or results of operations, except with regard to the Company’s Water & Paper Treatment Segment. For the year ended December 31, 2006, the fair value of this segment was estimated by the Company to be fifteen percent above the segment’s carrying value. A one percent decrease in the annual growth rate for the segment’s sales or a one percent increase in the discount rate applied would result in a fair value that is approximately equal to the segment’s carrying value and therefore might result in an impairment. Historically the segment has not achieved the sales or profit margin levels that were forecasted. In recognition of this the Company in 2006 refined its forecast methods to be more consistent with historical results and profit expectations. As a result, the Company believes that it is much less likely than before that a 1 percent change in one or more of the material assumptions used to calculate the fair value of the Water & Paper Treatment Segment could occur. However, because of the risks described above that may occur over which the Company has little or no control or which cannot be foreseen as well as the inherent risk of using forecasts to predict future events, the possibility exists that a 1 percent change in one or more of the material assumptions could occur.

With regard to property, plant and equipment, the Company during 2006 evaluated assets with carrying values totaling approximately CHF 150 million for impairment and determined that the carrying values were not impaired. Further, the Company determined that a 1 percent change in any of the material assumptions used in performing the impairment test would not result in any impairment. Based on the historical accuracy of forecast information versus actual with regard to the asset group tested for impairment, the Company considers the possibility to be remote that a 1percent change in one or more of the material assumptions used to calculate the fair value of the asset group could occur.

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, technology that is expected to be approved for remediation of contaminated sites, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

The assumptions and conditions for determining the level of the environmental liabilities reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods. Since the Company’s formation in 1997, actual spending at sites that have had or are having environmental remediation activities has been substantially in line with forecasted spending used to estimate the recorded amounts of environmental liabilities.

For further discussion related to environmental matters, see Note 22 to Consolidated Financial Statements in Item 18 — Financial Statements and Item 4 — Information on the Company — Environmental Matters.

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

The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2006 and 2005, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in Note 19 to the Consolidated Financial Statements in Item 18 — Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

Actuarial assumptions are used to determine the projected benefit obligation (PBO) and the related pension expense resulting from the Company’s various defined benefit pension plans. The PBO directly impacts the level of net pension asset or liability recorded (an increase in the PBO would increase a liability or decrease an asset position for the same amount). A change in these assumptions could significantly impact the amount of the pension expense recorded in the Consolidated Statements of Income and the net pension asset or liability recorded in the Consolidated Balance Sheets. Below is a discussion as to the sensitivity of the defined benefit pension plan balances recorded in the Consolidated Statements of Income and the Consolidated Balance Sheets on three of the key assumptions used by the Company’s actuaries.

The discount rate affects both pension expense and PBO recognized. For the year ended December 31, 2006, a 1 percent increase in the weighted average discount rate used would have increased pension expense by CHF 37 million while a 1 percent reduction in the rate would have reduced pension expense by CHF 42 million. As of December 31, 2006, a 1 percent increase in the weighted average discount rate used would have reduced PBO by CHF 581 million while a 1 percent reduction in the rate would have increased PBO by CHF 738 million.

The rate of increase in future compensation levels affects both pension expense and PBO balances. For the year ended December 31, 2006, a 1 percent increase in the weighted average compensation rate would have increased pension expense by CHF 15 million while a 1 percent decrease in the rate would have reduced pension expense by CHF 14 million. As of December 31, 2006, a 1 percent increase in the weighted average compensation rate would have increased PBO by CHF 76 million while a 1 percent decrease in the rate would have reduced PBO by CHF 40 million.

The expected rate of return on plan assets affects pension expense, but has no effect on PBO. For the year ended December 31, 2006, a 1 percent increase in the weighted average rate of return would have reduced pension expense by CHF 34 million while a 1 percent decrease in the rate would have increased pension expense by CHF 34 million.

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

FINANCIAL REVIEW

SALES VOLUMES SHOW STRONG GROWTH WHILE FAVORABLE CURRENCY EFFECTS OFFSET SLIGHT PRICE DECLINES

Sales increased to CHF 6 352 million or by 5 percent in Swiss francs and by 4 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

Consolidated sales development	2006 compared to 2005
Volume/product mix/acquisition	5%
Price	(1)%
Currency	1%
Total in Swiss francs	5%

Each of the Company’s segments as well as all business lines within each segment delivered sales volume/product mix growth during 2006 reflecting improved overall market demand and the results of more focused sales and marketing efforts. Volume growth was particularly strong in certain parts of Coating Effects including electronic materials and imaging and inks and in certain parts of Plastic Additives including home and personal care and polymer products. Continued competitive pressure resulted in an overall slight price decrease with larger price decreases occurring in several areas of Coating Effects.

Sales grew during 2006 in all geographic regions, with stronger growth rates occurring in the first semester and slower growth occurring in the second half of the year. Sales increased throughout Europe with the exception of the U.K. where sales were below prior year levels. Sales grew in the Americas led by strong sales growth in Central and South America. However, declining demand for paper and the continuing weak North American automotive and construction sectors resulted in flat U.S. sales and only slightly higher sales in Canada. Asia Pacific continued to deliver strong sales performance led in particular by Region China and by India.

Sales levels were positively impacted by the movements of certain major currencies against the Swiss franc. In particular, the U.S. dollar strengthened in the first semester of 2006 compared with the weaker U.S. dollar in the first semester of 2005. Later in 2006 the U.S. dollar weakened against the Swiss franc, which negatively impacted sales levels. Both the euro and the British pound strengthened slightly in relation to the Swiss franc during 2006. The overall net positive currency effects in 2006 resulted in sales in Swiss francs being 1 percent higher than sales in local currencies.

In all three major geographic areas, sales in local currencies were slightly lower than Swiss franc sales. Strong sales growth during 2006 in Asia increased this region’s share to 27 percent of the Company’s total sales.

Geographic sales distribution	2006	2005
Europe	44%	44%
Americas (i)	29%	30%
Asia Pacific (ii)	27%	26%

(i)	The Americas are comprised of North, Central and South America.
(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Over the next three years, the Company expects its strategy and the Operational Agenda will result in sales in local currencies increasing on average, by 3 to 4 percent per year.

GROSS PROFIT INCREASES BOTH IN ABSOLUTE AND PERCENTAGE TERMS

Gross profit increased by 6 percent to CHF 1 849 million or 29.1 percent of sales led by strong sales volume growth and favorable currency effects. Although selective sales price increases could be implemented to accompany continuing raw material cost increases, competitive pressure in several of the Company’s markets also forced selective price concessions. Overall, sales prices declined slightly. Raw material costs, which had increased significantly in 2005, experienced moderate increases in certain areas. In addition, utility costs increased over prior year, particularly during the first half of the year, due to higher costs of oil and natural gas. As a result, gross margin in percentage terms increased only slightly as the higher sales volumes and positive currency effects were for the most part offset by the higher costs of raw materials and utility costs.

As part of the Operational Agenda, the Company has launched a program to improve production efficiency. In this program, the physical flow of production is reviewed with the goal of reducing costs, increasing utilization of assets and improving production yield. Management expects that sizable benefits will be realized in future years from this program.

SELLING, GENERAL AND ADMINISTRATIVE COSTS INCREASE

Selling, general and administrative expenses in 2006 were CHF 988 million or 15.6 percent of sales, increasing by 10 percent over the prior year level. Of this percentage increase, 7 percent was due to 2005 having benefited from the effect of sales of certain assets. The remaining increase is mainly due to currency translation effects.

As part of the Operational Agenda, the Company has launched several initiatives geared towards streamlining the geographic footprint of the Company’s operations, which is expected to reduce future selling, general and administrative costs. The Company also is undertaking a project to redesign its business processes and core IT systems with the goal of eliminating duplication and enhancing data transparency.

INVESTMENT IN RESEARCH AND DEVELOPMENT REMAINS AT PRIOR YEAR LEVELS

Research and development expenses of CHF 270 million were essentially at prior year levels. As a percentage of sales, research and development expenses declined slightly to 4.3 percent in 2006.

As part of the Operational Agenda, the Company is launching an innovation initiative that will bundle research and development competencies across all businesses more effectively, focus on the development of new technology platforms for attractive end-markets and leverage innovation with targeted external partnering. Consistent with prior years, the Company plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

OPERATING INCOME INCREASE FROM HIGHER SALES VOLUMES AND EFFECTIVE COST MANAGEMENT

	2006	2005
Operating income	462	389
Operating income margin	7.3%	6.4%
2006 compared to 2005	19%

Operating income increased significantly by 19 percent to CHF 462 million in 2006 from CHF 389 million in 2005. The major contributors to this increase were increased sales volume, improved capacity utilization and lower restructuring costs. Project Shape, which is nearly complete, incurred restructuring, impairment and other costs in 2006 of CHF 52 million compared with CHF 116 million in 2005. See Note 24 to Consolidated Financial Statements in Item 18 — Financial Statements. Benefits in 2006 resulting from Project Shape and other initiatives were CHF 95 million consisting primarily of reduced personnel costs from headcount reductions.

Over the next three years, the Company expects its strategy and the Operational Agenda will result in operating income margins increasing by 1 percent of sales per year in 2007 and 2008, with an accelerated improvement thereafter. These improvements are expected to come primarily from increased sales combined with lower costs resulting from approximately 2 500 fewer positions being required by 2009.

SEGMENTS RESULTS

Plastic Additives results

Sales increased to CHF 2 090 million in 2006 or by 8 percent in Swiss francs and by 7 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

Sales development	2006 compared to 2005
Volume/product mix/acquisition	7%
Price	0%
Currency	1%
Total in Swiss francs	8%

Sales across all of the Segment’s business lines were above 2005 in both local currencies and Swiss francs. The Segment was able to maintain its sales prices at a constant level. Strong demand caused overall sales volume to increase despite certain sales volume losses due to price competition. In addition, acquisitions contributed one percent to volume growth.

Base polymer’s sales increased over prior year due to particularly strong volumes during the first semester of 2006 and some price increases throughout the year for the business line’s core products. Despite some price erosion, polymer products experienced strong overall sales growth throughout much of the year due to increased sales volumes particularly to the downstream converting industry partially offset by weaker sales to resin producers. Process and lubricant additives experienced strong sales growth in 2006 with reduced sales to global additive companies being more than compensated by strong sales to all other customers. Home and personal care sales experienced double-digit growth over prior year led by very strong growth in sales of UV absorbers reflecting the higher UV protection standards in Europe.

Geographically, sales in the Americas were slightly above prior year in Swiss francs and unchanged in local currency. In Europe positive sales growth occurred in both Swiss francs and local currencies. Asia Pacific continued its strong sales growth trend especially in Region China, Singapore and Korea.

Operating income	2006	2005
Operating income	312	260
Expressed as a percentage of sales:	14.9%	13.4%

Operating income increased both in absolute terms and as a percentage of sales. The strong sales increase combined with improved efficiency from higher capacity utilization levels more than compensated for increased raw material and energy costs. Selling, general and administration expenses were higher, both in local currencies and in Swiss francs. The Segment’s investment in research and development activities increased slightly over prior year level and decreased slightly in percent of sales.

Asset management	2006	2005
Net current operating assets:
Absolute in CHF	443	451
As a percentage of sales	21%	23%
Capital expenditures in CHF	98	72
Invested capital in CHF	1 298	1 442
Total assets in CHF	1 613	1 696

Net operating assets decreased from prior year levels. Higher inventory values were more than offset by higher payables and lower receivables. Inventory values increased due to higher production volumes and higher raw material prices. Capital expenditures increased by CHF 26 million reaching the same level as depreciation. The increase is due to the construction of the new antioxidant manufacturing plant in Singapore. Both invested capital and total assets decreased over prior year, due to the previously mentioned adoption of SFAS No. 158.

Coating Effects results

Sales in Swiss francs increased to CHF 1 801 million in 2006 or by 6 percent and increased by 5 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

Sales development	2006 compared to 2005
Volume/product mix	8%
Price	(3)%
Currency	1%
Total in Swiss francs	6%

Sales in all of the Segment’s business lines exceeded prior year levels in both Swiss francs and local currencies. Strong volume gains across all business lines offset the effect of price erosion from continuing competitive pressure. As a result, the Segment experienced overall sales growth.

Sales growth in the plastics business occurred primarily due to increased sales to customers in the consumer goods and fibers industries. The coatings business experienced sales growth due to increased sales in industrial and decorating markets and, to a lesser extent, the transportation market. Electronic materials experienced strong sales growth in all but one of its markets, with microelectronics being the greatest contributor in absolute terms and displays being the greatest percentage contributor. In the imaging and inks business, strong sales growth achieved in the digital and photo and publication/commercial products markets was partially offset by lower sales compared with prior year in the packaging and specialty products market.

Geographically, in Europe sales levels were above prior year levels, both in Swiss francs and local currencies. Sales in both Swiss francs and local currencies increased in all European countries except the U.K., with the most significant percentage increases occurring in Italy and France. In the Americas sales remained at prior year levels in Swiss francs and decreased slightly in local currencies. While Central and South America showed positive sales growth, the U.S. and Canada were below prior year levels reflecting the low demand in the North American automobile industry. Sales in Asia Pacific were above prior year levels in both Swiss francs and local currencies. Sales grew significantly in Region China after declining in prior year and also grew in Japan and the rest of Asia, although at less significant rates than prior year.

Operating income	2006	2005
Operating income	244	226
Expressed as a percentage of sales:	13.6%	13.2%

Operating income increased in absolute terms and, to a lesser extent, as a percentage of sales. Higher sales volumes and the resulting improved capacity utilization levels more than offset sales price declines and higher utility costs, which allowed margins to remain relatively stable. Selling, general and administration expenses were higher than prior year, both in Swiss francs and local currencies. Investment in research and development remained at 6 percent of sales.

Asset management	2006	2005
Net current operating assets:
Absolute in CHF	539	548
As a percentage of sales	30%	32%
Capital expenditures in CHF	49	78
Invested capital in CHF	1 644	1 962
Total assets in CHF	1 900	2 198

Net operating assets decreased from prior year levels due to higher payables and slightly lower receivables, partially offset by increased inventory. Inventory values and payables increased due to higher volumes as well as higher prices for raw materials. Capital expenditures were significantly below prior year and continue to be below the level of depreciation. Both invested capital and total assets decreased as a consequence of the previously mentioned adoption of SFAS No. 158.

Water & Paper Treatment results

Sales increased to CHF 2 461 million in 2006 or by 3 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

Sales development	2006 compared to 2005
Volume/product mix	1%
Price	0%
Currency	2%
Total in Swiss francs	3%

Sales across all of the Segment’s business lines except for paper were above prior year levels in both Swiss francs and local currencies. Sales for business line paper increased slightly in Swiss francs and decreased slightly in local currencies. Continuing paper manufacturing facility closures in Europe and the shift from newsprint to on-line news in North America impacted the business line’s sales growth. As the result of increased sales prices and slightly higher volumes in certain industries, water treatment reported sales growth. Sales in detergents and hygiene increased as lower sales prices were more than offset by higher sales volumes, particularly to detergent manufacturers.

Geographically, sales in Europe remained relatively flat throughout 2006. The positive sales growth in water treatment and detergents and hygiene was offset by the reduced sales in paper as a result of overcapacity. In the Americas sales were slightly higher in Swiss francs and slightly lower in local currencies. Sales in Central and South America increased modestly in Swiss francs and to a lesser extent in North America. Sales in local currencies increased in Central America, were flat in the U.S. and South America, and decreased in Canada. Asia Pacific continued to grow with sales in both Swiss francs and local currencies increasing in all areas except Japan, which had slightly higher sales in local currency but lower sales in Swiss francs. Region China experienced strong sales growth in both Swiss francs and local currencies.

Operating income	2006	2005
Operating income	81	128
Expressed as a percentage of sales	3.3%	5.4%

Operating income decreased both in absolute terms and as a percentage of sales. Margins decreased mainly due to higher raw material costs, which were not able to be fully recovered through sales price increases or cost reductions. Although production costs decreased in local currencies, unfavorable currency effects resulted in slightly higher production costs than prior year in Swiss francs. Gross margin decreased from prior year. The after-effects of the fire in 2005 at the Grenzach, Germany plant continued to negatively impact margins due to temporarily lower capacity utilization. Repairs were completed in 2006 and the plant resumed operations. Selling, general and administrative costs were higher in both Swiss francs and in local currencies. Investments in research and development decreased slightly both in amount and as a percentage of sales, but remain at approximately 2 percent of sales.

Asset management	2006	2005
Net current operating assets:
Absolute in CHF	590	536
As a percentage of sales	24%	22%
Capital expenditures in CHF	79	89
Invested capital in CHF	3 207	3 282
Total assets in CHF	3 585	3 644

The Segment’s net operating assets were higher than prior year levels. Increases in inventories and receivables were only slightly offset by an increase in payables. The increases in inventory values and payables were mainly driven by increased raw material prices. Capital expenditures decreased from prior year and continue to be below depreciation expense. The overall decrease in total assets and invested capital was due to the previously mentioned adoption of SFAS No. 158.

CONSOLIDATED BALANCE SHEETS

Selected balance sheet data as of December 31,	2006	2005
Cash and cash equivalents and short-term investments	1 028	1 265
Total assets	9 081	10 612
Total shareholders’ equity	3 214	3 903

Total assets presented above include both continuing and discontinued operations.

Cash and cash equivalents and short-term investments decreased by CHF 237 million from 2005 to 2006 primarily due to the repayment of debt being only partially offset by the issuance of new debt. Total assets of continuing operations decreased by CHF 771 million compared with prior year mainly as a consequence of the previously mentioned adoption of SFAS No. 158.

Prior to adoption of SFAS No. 158, the Company had consistently applied those existing U.S. GAAP standards related to pension accounting. As a result, approximately CHF 700 million of pension-related assets were recorded for the differences between using long-term expected pension plan results instead of actual pension plan results in determining pension costs. This difference was principally related to expected rates of return on pension plan assets being higher than actual rates of return. As of December 31, 2006, the Company’s funded pension plans had a net funded status liability of CHF 125 million. SFAS No. 158 requires the Company to adjust the balance sheet as of December 31, 2006 to reflect this net liability. In recording this adjustment, the above-mentioned pension-related assets were reduced with an offsetting increase in accumulated other comprehensive loss in shareholders’ equity.

The remaining decrease in total assets resulted from the divestment in 2006 of discontinued operations. The Company further continued in 2006 its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

The decrease of CHF 689 million in shareholders’ equity in 2006 was principally due to the CHF 623 million pension funded status adjustment that resulted from the previously described adoption of SFAS No. 158.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. Management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

TREASURY MANAGEMENT

The international financial markets remained volatile in 2006. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in global interest rates as well as an initial strengthening and subsequent weakening of the U.S. dollar against the Swiss franc and the Euro, and the strengthening of the euro and British pound against the Swiss franc.

As a consequence of the strong economic growth in Asia and the U.S. and somewhat lower but still significant growth in Europe, global short-term interest rates continued to rise during 2006. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to reduce the average cost of its total borrowings to 3.91 percent in 2006 compared with 4.05 percent in 2005. The Company’s net interest cost, which is interest expense less interest income, was reduced to CHF 99 million as compared with CHF 114 million in 2005.

During 2006, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.32 to a low of approximately CHF 1.19. The Swiss franc balance sheet year-end rate was at CHF 1.21 against the U.S. dollar in 2006 versus CHF 1.31 at the end of 2005. During 2006, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.60 to a low of approximately CHF 1.54. At the end of 2006, the Swiss franc was at a level of CHF 1.60 against the euro versus CHF 1.56 at the end of 2005.

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

In 2006, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 62 million, an increase of

CHF 39 million from CHF 23 million in 2005. The increase in 2006 is mainly due to increased losses from adverse foreign currency exchange rates during the second quarter of the year that were only partially hedged. Otherwise, other financial expenses, net was relatively stable between the two periods.

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

During 2006, the Company entered into a cross currency swap with a third-party financial institution that is designated as a cash flow hedge to effectively fix in Swiss francs the future cash flows for both interest and principal payments on the underlying EUR 100 million of debt. For further information see Note 10 to Consolidated Financial Statements in Item 18 – Financial Statements.

In May 2006 both Moody’s and Standard & Poor’s lowered the Company’s rating. Moody’s changed the rating from A3, negative outlook to Baa2, stable outlook. Standard & Poor’s changed the rating from A-, negative outlook to BBB stable outlook. Despite these ratings decreases, management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required because the current ratings are still investment grade and capital markets regularly provide liquidity to borrowers with similar or even lower ratings. Further, the Company was able to successfully refinance a portion of its debt in 2006 after these ratings decreases occurred.

The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The Company is investing approximately CHF 125 million in a new production plant for antioxidants for plastics in Singapore. Construction is underway and start-up of the new plant is expected to occur in early 2008. Subject to developments affecting the Company, which cannot be predicted or controlled, management for the next one to two years intends to maintain the Company’s capital expenditure levels, including the new production plant in Singapore, generally in the range of the past three years. Other than as described above, the Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.

For further information on capital resources available to the Company, see Notes 13 and 14 to Consolidated Financial Statements in Item 18 – Financial Statements.

NET DEBT

The table below shows the components of net debt at December 31, 2006 and 2005:

Net Debt	2006	2005
Short-term debt	173	266
Long-term debt	2 709	2 941
Total debt	2 882	3 207
Cash and cash equivalents	(1 027)	(1 251)
Short-term investments	(1)	(14)
Net debt	1 854	1 942

The Company maintains short-term debt facilities, including bank overdraft and credit line facilities to finance its working capital requirements, which are described in Note 13 to the Consolidated Financial Statements.

The Company’s long-term debt in 2006 and 2005 consisted primarily of Euro Medium-Term Notes (EMTN Program), straight bonds and unsecured notes, which are described in Note 14 to the Consolidated Financial Statements. The current portion of long-term debt totalled CHF 4 million at December 31, 2006 and CHF 4 million at December 31, 2005.

None of the Company’s debt arrangements contain any covenants that would cause the debt to become payable prior to its scheduled maturity in the event the Company were to fail to maintain a particular credit rating or financial ratio, or to achieve any particular level of financial results.

Total debt decreased by a net CHF 325 million principally as the result of the early repayment of CHF 600 million of debt being only partially offset by the issuance of a new CHF 225 million bond. Net debt decreased by CHF 88 million in 2006. Long-term debt was slightly below prior year levels. See Note 14 to Consolidated Financial Statements.

On February 2, 2007, the Company announced that it signed a contract to sell its buildings at one of its sites and lease them back from the buyer under long-term leases. Net proceeds from the transaction, which is expected to close in mid-2007, are expected to total approximately CHF 100 million. The Company intends to use these proceeds to reduce debt.

The Company may, if and when it is economically advantageous, issue new debt.

CASH FLOWS

The net decrease in cash and cash equivalents of CHF 224 million from year end 2005 to year end 2006 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

Cash flows from operating activities	2006	2005
Net income	(41)	(256)
Loss form discontinued operations, net of tax	300	456
Depreciation and amortization	359	372
Net change in operating assets and liabilities	(207)	(132)
Other, net	59	(134)
Net cash provided by (used in) discontinued operations	(48)	101
Net cash provided by operating activities	422	407

Cash flows provided by operating activities of CHF 422 million were CHF 15 million higher than 2005 primarily due to the Company’s improved overall operating results and lower cash payments for taxes partially offset by changes in operating assets and liabilities, particularly inventory. Inventory increased temporarily at year-end 2006 as a result of anticipated additional demand in 2007 in Plastic Additives and Water & Paper Treatment, as well as additional stocking requirements related to Operational Agenda restructuring activities.

Based on current planned activities, which are subject to change, the expected amounts of future cash expenditures relating to the Operational Agenda described in Note 24 to the Consolidated Financial Statements in Item 18 — Financial Statements range from CHF 35 million to CHF 50 million for 2007, CHF 90 million to CHF 100 million for 2008 and CHF 75 million to CHF 80 million for 2009. Expected future benefits from these restructuring activities range from CHF 90 million to CHF 130 million for 2007, CHF 235 million to CHF 270 million for 2008 and CHF 400 million to CHF 500 million for 2009 and thereafter. These benefits are expected to come primarily from increased sales combined with lower costs resulting from approximately 2 500 fewer positions being required by 2009. The Company also expects to receive an aggregate approximate CHF 100 million cash benefit during the next few years from decreased tax payments resulting from the utilization during these years of tax loss carryforwards to reduce taxes that would otherwise become payable. Substantial uncertainties exist regarding the timing of the expenditures and benefits included above. See Cautionary Statement Regarding Forward-Looking Information on page 3.

The Company continues to prioritize cash flow generation and is satisfied that operating cash flow levels are sufficient to satisfy both short-term and mid-term funding requirements.

Cash flows from investing activities	2006	2005
Capital expenditures	(236)	(246)
Sale (acquisition) of businesses, net of cash	192	(50)
Proceeds from sale of assets and changes in loans and other long-term assets	(107)	34
Cash flows used in investing activities, discontinued operations	(8)	(30)
Net cash used in investing activities	(159)	(292)

Cash flows used in investing activities decreased by CHF 133 million in 2006 to CHF (159) million from CHF (292) million in 2005. This decrease is primarily attributable to the sale of the Textile Effects Segment partially offset by the investment in a new Company wide system structure and software as well as minor acquisitions.

Cash flows from financing activities	2006	2005
Decrease in short-term and long-term debt, net	(339)	(341)
Dividends paid	(199)	(66)
Capital reduction paid	0	(130)
Treasury stock transactions and other	47	11
Net cash flows used in financing activities	(491)	(526)

In 2006, cash flows used in financing activities were CHF 35 million lower than in prior year. The CHF 3 per share dividend paid in 2006 was equal to the combined CHF 1 per share dividend and CHF 2 per share capital reduction paid in 2005. For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and Notes 13 and 14 to Consolidated Financial Statements.

At the Company’s Annual General Meeting on March 2, 2006, the shareholders approved the Board of Directors’ proposal for a dividend payment of CHF 3 per share, based on 2005 results. The dividend payment, which totalled CHF 199 million, was made on March 8, 2006.

Free cash flow including restructuring payments	2006	2005
Net cash provided by operating activities	470	306
Net cash used in continuing investing activities	(151)	(262)
(Sale) acquisition of businesses, net of cash	(192)	50
Free cash flow including restructuring payments	127	94

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

Free cash flow including restructuring payments was higher by CHF 33 million in 2006 compared to prior year mainly due to higher cash from operating activities partially offset by decreased proceeds from sale of assets and increased investments in other long-term assets.

LONG-TERM OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2006, various long-term obligations that will become due in 2007 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2006, the Company’s current estimate of their annual maturities.

PAYMENTS BY YEAR, AS FROM DECEMBER 31, 2006	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt, including current (i)	2 706	4	722	10	1 970
Expected interest payments on long-term debt (ii)	630	122	213	198	97
Long-term obligations, including current portion (iii)	1 495	117	192	180	1 006
Raw material purchase commitments	895	371	441	83	0
Lease commitments	117	33	42	23	19
Expected pension and other postretirement contributions (iv)	108	108
Other commitments	361	173	108	68	12
Total	6 312	928	1 718	562	3 104

(i)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 14 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.
(ii)	Expected interest payments on long-term debt include a fixed interest portion (CHF 591 million of the total CHF 630 million presented above) and a variable interest portion (remaining balance). The variable interest portion was estimated by applying the current interest rate attributable to these loan facilities to future periods.
(iii)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2006. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in Note 22 to Consolidated Financial Statements.
(iv)	Expected pension and other postretirement contributions for 2007 relate to the estimated employer contributions to employee defined benefit pension plans of CHF 104 million and other postretirement benefit plans of CHF 4 million. The balance excludes CHF 7 million of defined benefit pension plan contributions in one subsidiary that are included in the “Other commitments” line above because the subsidiary is statutorily obligated to make this payment in 2007 as well as other such payments in future years.

In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2006, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 1 million which will expire in 2008 or thereafter.

On February 2, 2007, the Company announced that it signed a contract to sell its buildings at one of its sites and lease them back from the buyer under long-term leases. The long-term leases will have terms ranging from 10 to 15 years and providing for annual lease payments totaling CHF 8 million for ten years decreasing to CHF 5 million in year fifteen.

EFFECTIVE INCOME TAX RATE

Below provides a reconciliation from the expected tax rate to the effective income tax rate in 2006 (also see Note 15 to Consolidated Financial Statements in Item 18 — Financial Statements).

In percent	2006
Expected tax rate	30
Non-deductible items	12
Tax free income	(11)
Income taxed at reduced rates	(5)
Changes in valuation allowance	18
Other	(31)
Effective tax rate	13

“Non-deductible items” include the tax effect of amortization of other intangible assets and other expenses that are not deductible for tax purposes.

“Tax free income” includes the tax effect of non-taxable income events including tax holidays and non-taxable gains in certain countries in which the Company operates.

“Income taxed at reduced rates” primarily includes the tax effect of certain subsidiaries of the Company that operate in countries having no taxes on income and the effect of deductible amortization of goodwill that exists on a subsidiary’s tax books, but does not exist for U.S. GAAP purposes and therefore is permanent in nature.

“Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future.

The net “Changes in valuation allowance” increase in 2006 consisted of 27 percent for additional valuation allowances on tax loss carryforwards that arose during 2006 in certain subsidiaries, (4) percent for deferred tax assets that reversed in 2006 and had previously existing valuation allowances and (5) percent for a variety of other adjustments, none of which are individually significant.

With regard to tax loss carryforwards that arose during 2006, a significant portion of these are expected to expire before sufficient future taxable profits are generated for them to be utilized. Valuation allowances were created against those additional deferred tax assets when it was judged to be more likely than not that a future tax benefit would not result from the utilization or expiration of these tax loss carryforwards.

Operating in numerous countries, the Company generates taxable profits or losses and has deferred tax assets and liabilities in subsidiaries in a many different tax jurisdictions. For deferred tax assets related to subsidiaries for which no valuation allowance has been provided, the Company believes that it is more likely than not that it will realize a future tax benefit upon the reversal in the future of the timing difference or future utilization of the tax loss carryforward that resulted in the creation of the deferred tax asset. In determining whether it is more likely than not that the tax benefit will be realized, the Company considers the current and future prospects for taxable profits in each of its subsidiaries with deferred tax assets.

In 2006, “Other” includes (13) percent for the release of previously existing tax risk provisions including (6) percent from the determination that a previously existing reserve relating to certain intercompany agreements is no longer required and (5) percent from a settlement with tax authorities in a subsidiary. In addition, 2006 “Other” includes 4 percent in one subsidiary and (6) percent in another subsidiary relating to tax settlements reached in 2006 for which reserves had not been previously established, 6 percent for the effect of alternative taxes in certain countries that partially substitute for income taxes, (16) percent for the effect of actual tax rates in certain countries being different than the expected tax rate and (6) percent for a variety of other adjustments, none of which is individually significant.

YEAR IN REVIEW — 2005 COMPARED TO 2004

	2005	2004
Results of operations
Net sales	6 035	5 630
Gross profit	1 736	1 774
Operating income	389	455
Income from continuing operations	200	236
Income (loss) from discontinued operations, net of tax	(456)	70
Net income (loss)	(256)	306
Earnings per share, basic and diluted:
Continuing operations	3.06	3.57
Discontinued operations	(6.98)	1.07
Net income (loss) per share	(3.92)	4.64

Other data
Depreciation and amortization of other intangible assets	372	344
Restructuring, impairment and other charges	(120)	(91)
Net cash provided by operating activities	407	638
Net cash used in investing activities	(292)	(1 051)
Net cash used in financing activities	(526)	(304)
Free cash flow including restructuring payments	94	332
Net debt	1 942	1 832
Shareholders’ equity at year-end	3 903	4 152
Dividends per share (i)	3.00	1.00
Capital reductions per share (i)	0.00	2.00

Key performance ratios
Net sales development	7%	9%
Net sales development in local currencies	6%	12%

Expressed as a percentage of sales
Gross profit	28.8%	31.5%
Operating income	6.4%	8.1%
Income from continuing operations	3.3%	4.2%
Net income (loss)	(4.2)%	5.4%

(i)	The per share amounts presented above for 2005 reflect the CHF 3 per share dividend payment made in 2006, based on 2005 results. The per share amounts presented above for 2004 reflect the CHF 1 per share dividend and CHF 2 per share capital reduction payments made in 2005, based on 2004 results. For further information see the Operational Review section of this Management’s Discussion and Analysis and Item 6 — Directors, Senior Management and Employees — Dividends and Dividend Policy.

SUMMARY

HIGHLIGHTS

Ciba Specialty Chemicals (the “Company”), despite very challenging business conditions, was able to increase sales prices in 2005 by 3 percent after several years of price declines. As a result, the Company was able to partially mitigate the effect of raw material price increases, which were mainly oil-price driven.

Sales grew by 6 percent in local currencies and 7 percent in Swiss francs. The increase was principally due to the inclusion of a full year of sales from Raisio Chemicals, which the Company acquired in mid-2004. Excluding these sales, the Company was able to increase sales by 2 percent in Swiss francs and by 1 percent in local currencies. Favorable currency effects contributed to higher sales as the U.S. dollar, in particular, strengthened against the Swiss franc in the second half of the year.

In 2004, the Company implemented Project Shape to assure the achievement of synergies from the integration of Raisio Chemicals and to address the continuing shift in the textiles market to Asia prior to the decision having been made in 2006 to divest the Textile Effects business. Project Shape progressed on track during 2005 with cost benefits being achieved. In addition to divesting the Textile Effects business, the Company also in 2006 divested the Masterbatch business. Both of these divestments have been recorded as discontinued operations. Accordingly, the results of operations of these businesses for 2005 and prior years are reported in discontinued operations in the Company’s Consolidated Financial Statements. All information presented below, unless specifically noted, is that of the Company’s continuing operations.

OPERATIONAL REVIEW

The global economy in 2005 was characterized by economic growth, high industrial output and renewed consumer confidence, however performance varied significantly at a regional level. The Asian economies continued to deliver strong growth, driven by China, and this was reflected in the Company’s performance in the region. Company performance in the Americas was better in the second half of the year due to increasing demand in the plastics industry and the first signs of recovery in production rates in the automotive industry. Results in the Americas also benefited from the relative strengthening of the U.S. dollar. The European markets were quite mixed with the U.K. and Germany especially weak, but good growth in Eastern Europe. Demand was good for electronics, housing/construction and plastics, however the economic environment for automotive and paper was mixed. The imaging and inks industry had another challenging year.

Gross profit decreased in absolute terms in 2005 to CHF 1 736 million from CHF 1 774 million last year. Gross profit margin for 2005 was 28.8 percent, compared with 31.5 percent for 2004. Increased sales prices were unable to fully counter the effects of higher raw material and energy costs. Also contributing to the decline in gross profit was the inclusion of a full year of operations of Raisio Chemicals, which the Company acquired in mid 2004 and has a different cost structure. Selling, general and administrative expenses were 3 percent lower than 2004 levels and also decreased as a percentage of sales from 16.4 percent in 2004 to 14.9 percent in 2005. Improvements in the Company’s cost structure resulting from Project Shape and income from property disposals offset higher pension expenses.

Project Shape continued to focus on the phased closure of the Clayton manufacturing facility towards 2007, the closure of smaller production and administrative facilities and rightsizing initiatives across the Company’s global production base, mainly in Water & Paper Treatment. During the year, the project was expanded and some of the timings accelerated. Overall benefits achieved in 2005 from Project Shape are estimated by management to be more than CHF 35 million. Operating income in 2005 includes CHF 116 million of charges in relation to Project Shape. Project Shape charges in 2004 were CHF 80 million. In addition, in 2004 there were charges of CHF 11 million for expensing of acquired in-process research and development costs from the Raisio Chemicals acquisition.

Operating income decreased to CHF 389 million from CHF 455 million in 2004 and operating income margin declined to 6.4 percent of sales in 2005 compared to 8.1 percent of sales in 2004 primarily due to the effects of higher raw material and energy costs.

CASH FLOW AND BALANCE SHEET REVIEW

Cash flows from operating activities in 2005, were CHF 231 million lower than 2004, at CHF 407 million. This resulted primarily from the lower operating results and also from higher restructuring payments.

Net cash used in 2005 for investing activities was CHF 292 million, a decrease of CHF 759 million from CHF 1 051 million in 2004. The decrease primarily consisted of the cash paid in 2004 for the acquisition of Raisio Chemicals. Capital expenditures increased by CHF 1 million to CHF 246 million in 2005 from CHF 245 million in 2004. Such expenditures remain focused primarily on productivity improvement projects and maintenance of existing capacity.

Net cash flows used in financing activities were CHF 526 million in 2005 primarily consisting of a further capital reduction payment to shareholders totaling CHF 130 million and the repayment of long term debt totaling CHF 275 million.

Net debt increased by CHF 110 million to CHF 1 942 million in 2005. Although total debt decreased due to scheduled repayments, net debt increased to due to the lower levels of cash inflow from operating activities.

SIGNIFICANT OTHER EVENTS

Included in loss from discontinued operations, net of tax, for 2005 is an impairment charge related to the Textile Effects Segment. Upon full implementation, Project Shape was expected to restore this Segment to acceptable profitability levels. However, the shift of the textile market and customers to Asia was greatly accelerated in 2005 by the ending of WTO quotas.

In 2005, cost reductions in connection with Project Shape and other sales price and cost control measures resulted in the Textile Effects Segment’s profitability improving slightly over prior year. However, it remained at very low levels and it became evident that significant profitability improvement would not be able to be achieved without additional cost reduction. These developments triggered the testing of certain of the Segment’s long-lived assets for impairment of their carrying values. For purposes of this testing, the asset group to which the long-lived assets were attributed consisted of the entire Segment.

The Segment fair value was estimated using an expected discounted cash flow technique that incorporated various probability-weighted scenarios including estimates as to future market growth, revenue development and profitability levels for the Textile Effects business. The resulting overall Segment fair value was below its carrying value. As a result, an impairment charge of CHF 583 million before income taxes has been included in loss from discontinued operations, net of tax in the consolidated statements of income. The impairment amounts to CHF 377 million of property, plant and equipment, CHF 161 million of goodwill and CHF 45 million of other intangible assets.

In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by Huntsman Corporation) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.

The Company made progress during 2005 on its project to harmonize business processes and implement a company-wide, unified system structure with new software.

FINANCIAL REVIEW

TOTAL SALES HIGHER, COMPARABLE SALES ALSO HIGHER IN SWISS FRANCS AND LOCAL CURRENCIES

Sales increased by 7 percent overall to CHF 6 035 million. This includes 5 percent due to the inclusion of a full year of Raisio Chemicals activities in 2005 compared to seven months in 2004. This is incorporated within volume/product mix. Excluding acquisition effect, sales grew by 2 percent in Swiss francs and 1 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Consolidated sales development	2005 compared to 2004
Volume / product mix / acquisition	3%
Price	3%
Currency	1%
Total in Swiss francs	7%

Sales price increases were implemented in most areas, primarily in the first half of the year to counter rising raw material costs. Volume developments were mixed, reflecting mostly differentiated demand growth patterns in end-user industries and a competitive industry environment. Sales growth was achieved in process and lubricant additives and water treatments but this was offset by a continued decline in sales into the optical information storage market.

In Europe, sales increased, however this was predominantly due to the inclusion of a full year of Raisio Chemicals sales, compared to seven months for 2004. The underlying sales development remained mixed, with the U.K. and Germany in particular down from prior year. However, the region did improve towards the end of the year. In the Americas, the North American markets were similarly down, with demand particularly weak in the automotive sector. The aftermath of the hurricanes in the U.S. resulted in some supply problems and increased prices, but many of the lost sales were regained later in the year. Asia Pacific continued to grow strongly, especially in mainland China and India.

Sales levels were positively impacted by the movements of certain major currencies against the Swiss franc, particularly the U.S. dollar in the fourth quarter of 2005. There were no large movements in the relationships between the Swiss franc and the euro or the British pound, although both currencies were slightly stronger in the second semester compared to the first. Coupled with increased sales prices, the currency movements resulted in comparable sales (after accounting for the additional Raisio Chemicals sales) being 2 percent higher in Swiss francs and 1 percent in local currencies.

Sales movements in Europe were similar in Swiss francs and local currencies. In the Americas, increases of sales in Swiss francs were currency driven with sales in local currencies in almost all locations being slightly lower. Sales growth in Asia Pacific was strong both in Swiss francs and in local currencies. Asia Pacific accounted for 26 percent of the Company’s total sales in 2005.

Geographic sales distribution	2005	2004
Europe	44%	45%
Americas (i)	30%	31%
Asia Pacific (ii)	26%	24%

(i)	The Americas are comprised of North, Central and South America.
(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

GROSS PROFIT REDUCTIONS DUE TO HIGHER RAW MATERIALS AND UTILITY COSTS

In absolute terms, gross profit levels decreased by 2 percent to CHF 1 736 million and decreased to 28.8 percent of sales compared to 31.5 percent in prior year. Raw material prices started to increase at the end of 2004 and continued to rise rapidly during the first half of 2005. In addition, energy costs rose significantly during the year, primarily due to significantly higher costs of oil and natural gas. The decrease in gross margin in absolute and percentage terms has resulted mainly from sales price increases not fully covering these cost increases and higher pension costs. The inclusion of a full year of Raisio Chemicals activities had a dilutive effect on margins due to the different cost structure and volume declines have caused lower levels of plant utilization and consequently higher levels of unabsorbed fixed costs.

SELLING, GENERAL AND ADMINISTRATIVE COSTS DECREASE

Selling, general and administrative expenses in Swiss francs decreased by 3 percent to CHF 898 million in 2005 from CHF 924 million last year. As a percentage of sales, selling, general and administrative expenses decreased to 14.9 percent of sales in 2005 from 16.4 percent in 2004. Cost structure improvements resulting from Project Shape and other initiatives mitigated the effects of increased costs due to the inclusion of a full year of Raisio Chemicals activities and increased pension costs. Selling, general and administrative also includes CHF 68 million income resulting from the sale of certain assets.

INVESTMENT IN RESEARCH AND DEVELOPMENT SUSTAINED

Research and development expenses as a percentage of sales were 4.5 percent in 2005, in line with 2004. In absolute terms, research and development expenses increased by CHF 13 million to CHF 272 million in 2005 from CHF 259 million in 2004.

The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

OPERATING INCOME LOWER

	2005	2004
Operating income	389	455
Operating income margin	6.4%	8.1%
2005 compared to 2004	(15)%

Operating income decreased by 15 percent to CHF 389 million in 2005 from CHF 455 million in 2004. The primary reasons for the decreased operating income were the aforementioned lower gross profit and additional charges incurred in relation to Project Shape of CHF 116 million and other charges of CHF 4 million. 2004 included Project Shape charges of CHF 80 million plus CHF 11 million for expensing in-process research and development activities connected with the acquisition of Raisio Chemicals. See Note 24 to Consolidated Financial Statements in Item 18 — Financial Statements.

SEGMENTS RESULTS

Plastic Additives results

Sales increased to CHF 1 938 million in 2005 or by 2 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Sales development	2005 compared to 2004
Volume / product mix	(4)%
Price	5%
Currency	1%
Total in Swiss francs	2%

Sales across the Segment were above 2004 in both local currencies and Swiss francs. Base polymers, home and personal care and process and lubricant additives exceeded prior year whereas only in polymer products were sales below previous year.

In response to the ongoing upward trend in raw material prices, significant sales price increases were implemented during the year. In addition, the Segment discontinued sales of low margin products resulting in some volume declines. Despite this decline, operating margins improved. After a challenging first semester, base polymers sales growth recovered strongly from June onwards across all of its core markets. For polymer products, the strong sales growth achieved in 2004 faltered in early 2005 due to further contraction of the plastic converting industry in which customers are struggling with polymer price increases. Despite the competitive market, prices remained stable and some recovery was experienced in the second half of the year. Sales growth was achieved in process and lubricant additives, with most regions performing well. Following the trend of raw material prices, sales prices have been significantly increased. Home and personal care sales were significantly higher. Growth was mainly driven by higher sales of UV absorbers.

Geographically, sales in the Americas were slightly below 2004 in local currency. Due to positive currency effects, Swiss franc sales were above last year. In Europe, sales were below last year both in Swiss francs and local currencies mainly as a result of the generally weak economy. Asia Pacific continued to deliver strong sales growth, especially in China and Japan.

Operating income	2005	2004
Operating income	260	224
As a percentage of sales	13.4%	11.9%

Operating income increased both in absolute terms and as a percentage of sales. The increases in raw material costs were compensated with increases in selling prices during the year. The higher level of demand allowed the Segment to discontinue sales of low margin products, thereby accepting lower volumes of low margin products. Gross margins were slightly higher than 2004. The lower volumes resulted in lower plant utilization levels. Production costs increased slightly as higher utilities prices could only partly be offset by productivity improvements. Selling, general and administration expenses were lower, both in local currencies and in Swiss francs. This is mainly the result of cost savings resulting from the integration of a portion of the Home and Personal Care Segment, which occurred in the latter part of 2004, into the Plastic Additives Segment. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

Asset management	2005	2004
Net current operating assets:
Absolute in CHF	451	392
As a percentage of sales	23%	21%
Capital expenditures in CHF	72	76
Invested capital in CHF	1 442	1 313
Total assets in CHF	1 696	1 597

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

Coating Effects results

Sales in Swiss francs decreased to CHF 1 703 million in 2005 or by 1 percent and decreased by 2 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Sales development	2005 compared to 2004
Volume / product mix	0%
Price	(2)%
Currency	1%
Total in Swiss francs	(1)%

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

Geographically, in Europe, sales levels were slightly below 2004 in both Swiss francs and local currencies. Germany and Italy maintained prior year levels, however the U.K. once again had a difficult year with significant sales decreases in both Swiss francs and local currency. In the Americas, sales also decreased in both local currencies and Swiss francs, with sales stronger in South and Central America than in North America. Although the U.S. has suffered some supply problems and increasing prices following hurricane Katrina, the markets appeared to be improving later in the year. In Asia Pacific, sales were basically equal to prior year, with little currency effect overall. 2005 was another good sales year for Japan and Korea. Region China, however, did not meet expectations but started to pick up in the latter part of the year with the development of the transportation market. The other countries in the region performed very well.

Operating income	2005	2004
Operating income	226	286
As a percentage of sales	13.2%	16.6%

Operating income decreased both in absolute terms and as a percentage of sales. Margins deteriorated due to sales price erosion, the end of the life cycle for a high margin product and increased raw material costs, higher utilities and pension costs. Investment in research and development was approximately 6 percent of sales.

Asset management	2005	2004
Net current operating assets:
Absolute in CHF	548	472
As a percentage of sales	32%	27%
Capital expenditures in CHF	78	77
Invested capital in CHF	1 962	1 784
Total assets in CHF	2 198	2 015

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

Water & Paper Treatment results

Sales increased to CHF 2 394 million in 2005 or by 19 percent in Swiss francs and by 17 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

Sales development	2005 compared to 2004
Volume / product mix / acquisition	12%
Price	5%
Currency	2%
Total in Swiss francs	19%

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

Geographically, sales in Europe had a better second half, but over the whole year sales were flat in both Swiss francs and local currencies. Performance in the Americas was better, especially in the second half as the economies are now stabilizing and growing. Markets remain competitive with price increases not always being matched by competitors. The strengthening U.S. dollar has benefited the Segment, as some of the major sales and raw materials contracts are denominated in U.S. dollars. Central America delivered sales growth in both local currencies and in Swiss francs. Asia Pacific continues to be a growth area, particularly Region China for paper.

Including acquisition effects, sales development was positive across all regions in both local currencies and Swiss francs.

Operating income	2005	2004
Operating income	128	128
As a percentage of sales	5.4%	6.3%

Operating income decreased as a percentage of sales. Margins decreased mainly due to the dilutive effect of Raisio Chemicals (different cost structure) and higher raw material and energy costs not being fully recovered through sales price increases. Plant utilization decreased at the main sites due to volume losses triggered by the Segment’s price increases and raw material shortages earlier in the year, as well as the impact of the Finnish lockout. Selling, general and administrative costs were higher in both Swiss francs and in local currencies due primarily to the acquisition effect of Raisio Chemicals added costs and some minor acquisitions during 2005. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2005	2004
Net current operating assets:
Absolute in CHF	536	454
As a percentage of sales	22%	23%
Capital expenditures in CHF	89	81
Invested capital in CHF	3 282	3 192
Total assets in CHF	3 644	3 537

The Segment’s operating assets were higher than prior year levels. Both inventories and receivables increased driven primarily by currency developments as well as increased raw material and selling prices. Receivables in intensity to sales improved due to continued credit management efforts. Capital expenditures increased from prior year but were below depreciation expense and were again targeted primarily on productivity improvement projects. These factors and further minor acquisitions led to an overall increase in both invested capital and total assets.

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

In 2005, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 23 million, a decrease of CHF 17 million from CHF 40 million in 2004. The decrease in 2005 is mainly due to reduced losses from adverse foreign currency exchange rates, partially offset by gains from hedging activities. Otherwise, other financial expenses, net were relatively stable between the two periods.

CASH FLOWS

The net decrease in cash and cash equivalents of CHF 358 million from year end 2004 to year end 2005 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

Cash flows from operating activities	2005	2004
Net income (loss)	(256)	306
Net (income) loss from discontinued operations, net of tax	456	(70)
Depreciation and amortization	372	344
Net change in operating assets and liabilities	(132)	(228)
Other, net	(134)	172
Net cash provided by discontinued operations	101	114
Net cash provided by operating activities	407	638

Cash flows provided by operating activities of CHF 407 million were CHF 231 million lower than 2004 primarily due to the Company’s lower overall operating result and higher restructuring payments, which increased by CHF 71 million from CHF 11 million in 2004 to CHF 82 million in 2005.

Cash flows from investing activities	2005	2004
Capital expenditures	(246)	(245)
Acquisition of business, net of cash	(50)	(810)
Proceeds from sale of assets and changes in loans and other long-term assets	34	53
Cash flows used in investing activities, discontinued operations	(30)	(49)
Net cash used in investing activities	(292)	(1 051)

Cash flows used in investing activities decreased by CHF 759 million in 2005 to CHF (292) million from CHF (1 051) million in 2004 due primarily to decreased cash outflows for acquisitions of businesses, which in 2004 included CHF 662 million for the acquisition of Raisio Chemicals. The remaining decrease is attributable to higher cash proceeds from sales of fixed assets, which in 2005 increased to CHF 94 million from CHF 20 million in 2004.

Cash flows from financing activities	2005	2004
Increase (decrease) in short-term and long-term debt, net	(341)	55
Dividends paid	(66)	0
Capital reduction paid	(130)	(197)
Treasury stock transactions and other	11	(162)
Net cash used in financing activities	(526)	(304)

For information regarding short-term and long-term debt, see Notes 13 and 14 to Consolidated Financial Statements in Item 18 — Financial Statements.

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

In connection with its share buy-back program initiated in 2004, the Company purchased 1.8 million treasury shares in 2004 for CHF 162 million. The shareholders approved the cancellation of these shares at the Company’s Annual General Meeting on March 3, 2005; consequently, the shares were cancelled on May 18, 2005. For further details, refer to Note 17 to Consolidated Financial Statements in Item 18 — Financial Statements.

Free cash flow including restructuring payments	2005	2004
Net cash provided by continuing operations	306	524
Net cash used in continuing investing activities	(262)	(1 002)
Acquisition of businesses, net of cash	50	810
Free cash flow including restructuring payments	94	332

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

Free cash flow including restructuring payments was lower by CHF 238 million in 2005 compared to prior year. This was mainly due to lower cash from operating activities in 2005, which resulted from the Company’s lower overall operating result.

EFFECTIVE INCOME TAX RATE

Below provides a reconciliation from the expected tax rate to the effective income tax rate in 2005 and 2004 (also see Note 15 to Consolidated Financial Statements in Item 18 — Financial Statements).

In percent	2005	2004
Expected tax rate	30	30
Non-deductible items	10	6
Tax free income	(6)	(2)
Income taxed at reduced rates	(7)	(4)
Changes in valuation allowance	66	0
Other	(74)	(6)
Effective tax rate	19	24

“Non-deductible items” include the tax effect of amortization of other intangible assets and other expenses that are not deductible for tax purposes.

“Tax free income” includes the tax effect of non-taxable income events including tax holidays and non-taxable gains in certain countries in which the Company operates.

“Income taxed at reduced rates” primarily includes the tax effect of certain subsidiaries of the Company that operate in countries having no taxes on income and the effect of deductible amortization of goodwill that exists on a subsidiary’s tax books, but does not exist for U.S. GAAP purposes and therefore is permanent in nature.

“Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future.

The net “Changes in valuation allowance” increase in 2005 is attributable primarily to additional valuation allowances on (a) the additional tax loss carryforwards described in 2005 “Other” below and (b) certain additional deferred tax assets created as a result of the Segment Textile Effects impairment. The latter exist because no tax benefit is likely to be realized in the future upon the reversal of those newly created deferred tax assets in subsidiaries with existing tax loss carryforwards and related existing valuation allowances. This is because any future tax deductions in these subsidiaries that cause the reversal of the deferred tax assets will likely merely create additional tax loss carryforwards that are likely to expire prior to their being realized. Decreases in valuation allowances during 2005 were not material.

Certain of the Company’s subsidiaries had previously existing tax loss carryforwards as of the beginning of 2005. During 2005, additional tax losses occurred in certain of the Company’s subsidiaries, including a significant additional tax loss due to the write-down for tax purposes of an intercompany investment in a subsidiary. In prior years, this investment was considered permanent in nature, therefore deferred taxes were not provided on the different carrying values of the investment for financial reporting versus tax purposes.

The Company recorded deferred tax assets for these additional tax loss carryforwards. A significant portion of these additional tax loss carryforwards are expected to expire before sufficient future taxable profits are generated for them to be utilized. Valuation allowances were created against those additional deferred tax assets when it was judged to be more likely than not that a future tax benefit would not result from the utilization or expiration of these tax loss carryforwards.

Operating in numerous countries, the Company generates taxable profits or losses and has deferred tax assets and liabilities in subsidiaries in a many different tax jurisdictions. For deferred tax assets related to subsidiaries for which no valuation allowance has been provided, the Company believes that it is more likely than not that it will realize a future tax benefit upon the reversal in the future of the timing difference or future utilization of the tax loss carryforward that resulted in the creation of the deferred tax asset. In determining whether it is more likely than not that the tax benefit will be realized, the Company considers the current and future prospects for taxable profits in each of its subsidiaries with deferred tax assets.

In 2005, “Other” includes:

•

(56) percent for the deferred tax credit resulting from an additional tax loss carryforward in a subsidiary. In particular, business declined in one of the Company’s locations resulting in one of the Company’s subsidiaries having to impair the tax basis of its investment in this location. This in turn resulted in a tax loss carryforward that is permanent in nature.

•	(18) percent for the effect of actual tax rates in certain countries being different than the expected tax rate.
•	13 percent for the effect of alternative taxes in certain countries that partially substitute for income taxes.
•

(18) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes. As is described above, one of the Company’s subsidiaries impaired the tax basis of one of its subsidiaries. The Company subsidiary’s investment in this subsidiary is considered to be permanent in nature and meets the criteria for such. As such, the portion of the tax basis impairment that reduced the subsidiary’s taxable income from a positive amount to zero, and thereby resulted in a current tax benefit, had the effect of reducing the Company’s effective tax rate by 18 percent.

•	5 percent for a variety of other adjustments, none of which is individually significant.

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

CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS

Pensions and other postretirement benefits

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“SFAS No. 158”), which requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company adopted the recognition and disclosure provisions of SFAS No. 158 on December 31, 2006. The fair value of plan assets and benefit obligations at year-end will be implemented as of December 31, 2008 for all plans. See Note 19 to Consolidated Financial Statements in Item 18 - Financial Statements for further discussion regarding the changes and related balance sheet impact that resulted from the adoption of SFAS No. 158.

Income taxes

In July 2006, the FASB published FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

At times, tax laws are subject to varied interpretation, and whether tax positions taken in tax returns will ultimately be sustained may be uncertain. FIN 48 provides for a standardized way to account for tax positions taken where the tax law is not specifically clear and no prior precedent is set. Under FIN 48, tax positions are recognized if it is more likely than not that these positions will be upheld. The amount of the position to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company is required to adopt FIN 48 effective January 1, 2007. Management estimates that the adoption will not have a material effect on the Company’s 2007 results of operations, financial position or cash flows. In 2006 and prior years, the Company recorded provisions related to uncertain tax positions for amounts that are estimated to be probable of becoming payable.

ENVIRONMENTAL MATTERS

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 22 to Consolidated Financial Statements in Item 18 — Financial Statements and Item 4 — Information on the Company — Property, Plant and Equipment; Manufacturing Environmental Matters.

USE OF CERTAIN SUPPLEMENTARY FINANCIAL INDICATORS

The key financial indicators used by the Company’s management to monitor overall performance and liquidity, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include free cash flow including restructuring payments, net debt and invested capital . The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.

The Company uses free cash flow including restructuring payments as one of the components of its annual incentive compensation program. The other components of the program are operating income margin (operating income divided by net sales) and net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, operating income margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (operating income margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt and invested capital as indicators of the strength of its balance sheet and capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.

As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, net income, cash flows from operating, investing and financing activities, total assets, total debt and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

FREE CASH FLOW INCLUDING RESTRUCTURING PAYMENTS

Free cash flow including restructuring payments as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or distributions to shareholders and, as such, is limited to being used for this consideration only. Free cash flow including restructuring payments should not be used to measure the residual cash flow that may be available for discretionary expenditures because of mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

The reconciliation of free cash flow including restructuring payments to net cash provided by continuing operations is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

NET DEBT

The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

INVESTED CAPITAL

The reconciliation of invested capital to total shareholders’ equity is included in Note 2 to Consolidated Financial Statements in Item 18 — Financial Statements.

CURRENCY EXCHANGE RATES

Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in Note 3 to Consolidated Financial Statements in Item 18 — Financial Statements.

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

COMPREHENSIVE INCOME

is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instruments’ fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the pension funded status during the current year which is not recognized in the Statement of Income, net of tax.

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

DILUTED EARNINGS PER SHARE

is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Anti-dilutive effects are not considered.

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

FREE CASH FLOW INCLUDING RESTRUCTURING PAYMENTS

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

OTHER INTANGIBLE ASSETS

are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how; trade secrets, including processes and formulations; certain agreements such as licensing, royalty, non-compete, supply contracts, and operating permits; and customer relationships, lists, and contracts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of the SWX Swiss Exchange. An overview of major differences between the Swiss and the U.S. corporate governance practices can be found at: http://www.cibasc.com/investors

DIRECTORS AND SENIOR MANAGEMENT

Members Of The Board [DCG 3, 3.1, 3.2, 3.4.2]

Name	Date of Birth	Nationality	Year appointed to Board	Year term expires	Significant positions and political mandates outside the Company [DCG 3.2.a/b/c]
Armin Meyer Chairman and CEO	July 25, 1949	Swiss	1997	2008	Member of the Board of Directors, Zurich Financial Services, Zurich
					Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member of the Foundation Board IMD — International Institute for Management Development, Lausanne
Kurt Feller Vice- Chairman, Lead Director	August 31, 1937	Swiss	1999	2007(i)	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur
					Vice- Chairman of the Board of Directors, Geberit Ltd., Jona
Erwin W. Heri	March 6, 1954	Swiss	1997	2007(ii)	Chairman of the Board of Directors, Valartis Bank AG, Freienbach
					Chairman of the Board of Directors, Valartis Group AG, Baar
					Member of the Board of Directors, Losinger AG, Berne
					Member of the Board of Directors, Hilti AG, Schaan Trustee, Hilti Family Trust, Schaan
					Chairman of the Investment Committee of State Pension (Publica), Berne
Gertrud Höhler	January 10, 1941	German	1997	2008	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen
Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2009	Professor of Chemistry, Nobel Prize Winner
					Member of the Scientific Board of the Novartis Venture Fund, Basel
					Member of the Haut conseil de la sciénce et de la technologie, Paris
Peter Littmann	December 21, 1947	German	1997	2010	Chairman and Chief Executive Officer, Brandinsider GmbH, Hamburg
					Member of the Board, Ruckstuhl AG, Langenthal
					Member of the Board, Charles Vögele Holding AG, Pfäffikon/SZ
					Member of the Board, Inyx, Inc., New York, NY
					Chairman of the Advosory Board, Haus Rabenhorst KG, Unkel
					Member of the International Advisory Board, Nyenrode Business Universiteit, Breukelen
					Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts
Uli Sigg	April 29, 1946	Swiss	1999	2007(ii)	Vice-Chairman of the Board of Directors, Ringier AG, Zurich Member of the Advisory Board of China Development Bank, Beijing
Beat Hess	July 6, 1949	Swiss	2006	2010	Group Legal Director, Royal Dutch Shell plc, Den Haag
Thomas Koch Secretary (not Member of the Board)	November 21, 1954	German	2004	—	None

(i)	Kurt Feller will retire from the Board of Directors at the AGM in March 2007.
(ii)	Erwin W. Heri and Uli Sigg will be proposed for re-election for a period of four years at the Company’s Annual General Meeting to be held on March 8, 2007.

The Board of Directors

The Board of Directors is the most senior body of Ciba Specialty Chemicals (“Board”). The Board defines the strategic direction and supervises the overall affairs of the Company. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities and initiates required activities.

The Board has the ultimate responsibility for the principles of financing, investment policy, human resources, environmental and social policy and appointments and dismissals at top management level. The Board particularly decides on changes in the business portfolio and investments of fundamental importance as well as the structure of accounting, financial controlling and financial planning.

The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect the applicable principles in corporate governance including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

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

The Board recognizes the importance of being fully informed on material matters involving the Group and ensures that it has sufficient information to make appropriate decisions through several means as for example:

•

receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management and information on all business events of fundamental significance not included in the regular reports [DCG 3.7]

•	regular attendance of Executive Committee Members and top management in meetings of the Board and its Committees
•

regular meetings of the Board and its Committees with external consultants in the area of finance, law and auditing. The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required.

Functioning of the Board

The Company’s “Rules Governing the Organization” and Committee charters set out in detail the powers and responsibilities of the Board. In order for the Board to pass resolutions, at least half of its members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference. The Board shall meet at the invitation of the Chairman every time the need arises. By stating the reasons each Member of the Board may demand that the Chairman convene a meeting or includes an item on the agenda. The full Board usually meets eight times per year. Normally, the duration of these meetings ranges between four and eight hours [DCG 3.5.3]. In 2006 the Board held twelve meetings. The non-executive Members of the Board meet at least once per year in separate sessions under the leadership of the lead director and Vice Chairman.

Topics of the Board in 2006

Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting (“AGM”) of the Shareholders, the Board put particular emphasis for the financial year 2006 on the following topics: group business strategy, divestiture of the Textile Effects Segment, mergers and acquisitions, positioning of segments and setting of their targets, investments in Asia, developments in China, introduction of the new Enterprise Resource Planning System (SAP), Code of Conduct including “zero tolerance” policy, and risk analysis.

The Chairman of the Board and CEO [DCG 3.5.1]

The Chairman of the Board is elected by the Board from its Members. As such, the Chairman of the Board is responsible for the invitation to and the agenda of the Board meetings, ensures that the Board defines the strategic direction of the Group within its competences, and is responsible for the implementation of the Group strategy as defined by the Board, for optimizing shareholder value and for safeguarding the interests of other stakeholders. The Chairman of the Board represents the overall interests of the Company, ensures close cooperation between the Board and the Executive Committee and supervises the implementation of the resolutions adopted by the Board.

The Company has opted, for the time being, to combine the functions of Chairman and CEO. In the Board’s view the advantages of having fast decision making processes as well as the timely, complete and accurate information flow between the Board and the management of the Company, complemented by a strong Lead Director outweigh the potential risk the combination of the functions may have.

The CEO is appointed by the Board. In this function, the CEO is responsible for the strategic management. The CEO chairs the meetings of the Chairman’s Committee and ensures the information flow inside and outside the Company. For more details, see The Executive Committee below.

On February 13, 2007, the Company announced that, effective January 1, 2008, the functions of Chairman and CEO will no longer combined. Armin Meyer’s function will change to that of Chairman of the Board and Brendan Cummins will become Chief Executive Officer (CEO).

The Vice-Chairman and Lead Director [DCG 3.5.1]

As Vice-Chairman, the Lead Director represents the Chairman in the latter’s absence. The Lead Director’s primary function is to provide for effective checks and balances in the governance of the Company. The Lead Director may convene and chair meetings without the Chairman being present, and is, together with the Compensation Committee, responsible for the performance review of the Chairman and CEO and may act as a liaison between the Board and the Chairman in delicate matters.

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

There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss or foreign companies [DCG 3.3]. Other than as disclosed under Change of Control Provisions hereunder, there is no service contract between any Member of the Board and the Company providing for benefits upon termination of employment.

The Executive Committee [DCG 4, 4.1, 4.2]

The Executive Committee consists of the Chairman’s Committee under the chair and leadership of the CEO and the Operations Committee, under the chair and leadership of the Chief Operating Officer (“COO”). The Chairman’s Committee is responsible for the development and preparation of the Group business strategy, Group policies and financial risk management to the attention of and approval by the Board and its Committees. Together with the Operations Committee the Chairman’s Committee is responsible to implement the strategy of the Group. The Chairman’s Committee is composed of the Chairman of the Board and CEO, the COO, the Chief Financial Officer (‘CFO’) and the Chief Technology Officer (‘CTO’) with regular attendance of the Head of Law and Environment.

The Operations Committee is focusing on the operational management of the business [DCG 3.6]. It is composed of the COO, the CFO and the Segment Heads with regular attendance of the Head of Law and Environment.

Name	Date of Birth	Nationality	Function	Significant positions and political mandates outside the Company [DCG 4.2.a/b/c]
Armin Meyer	July 25, 1949	Swiss	Chairman of the Board and Chief Executive Officer (CEO) (i)	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD — International Institute for Management Development, Lausanne
Brendan Cummins	May 18, 1951	Irish	Chief Operating Officer (COO) (i)	None
Michael Jacobi	January 30, 1953	German	Chief Financial Officer (CFO) (ii)	Member of the Board of Phonak Holding AG, Stäfa
Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer (CTO)	Member of the Board, SGCI Schweizerische Gesellschaft für Chemische Industrie, Zurich
Member of the Commission for Science and Research, economiesuisse, Zurich
Member of the Advisory Board, Pangaea Ventures Ltd., Vancouver and Hillsborough, NJ
Member of the Advisory Board, Xintec Inc, Research Triangle Park, NC
Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None
Mark Garrett	May 11, 1962	Australian and Swiss	Head Segment Water & Paper Treatment (iii)	Member of the Board of TEGEWA Industry Association, Frankfurt am Main
Giordano Righini	December 3, 1949	Italian	Head Segment Plastic Additives	None
(i)	Effective January 1, 2008, Armin Meyer’s function will change to that of Chairman of the Board and Brendan Cummins will become Chief Executive Officer (CEO).
(ii)	Jürg Fedier, currently CFO Dow Chemicals Europe, will take over from Michael Jacobi, as CFO, effective mid-March 2007
(iii)	James McCummiskey, former head of the Water Treatment business, took over from Mark Garrett as head of the Water & Paper Treatment segment on February 1, 2007

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

BRENDAN CUMMINS became Chief Operating Officer on October 1, 2005. He joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance in Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and Administration North Asia with project responsibility for China. Following Management Training at Harvard in 1990, he moved to the Philippines as Head of Pharmaceutical Division and later was appointed, in combination, Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Chief Executive Officer. In December 2001, he rejoined Ciba Specialty Chemicals as a Member of the Executive Committee and Executive Vice-President International Coordination and Human Resources. From early 2004 until September 2005, he was Head of the Plastic Additives Segment. He is a qualified accountant and is a Fellow of The Association of International Accountants.

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

MARTIN RIEDIKER was appointed Chief Technology Officer in 2001. He joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Martin Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997, he was named Global President of the Consumer Care Division and became a Member of the Executive Committee of Ciba Specialty Chemicals. Martin Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

HERMANN ANGERER was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head of the Additives Division, responsible for the markets in Japan and

South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Hermann Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

MARK GARRETT was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. He rejoined Ciba in 2001. He holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, Australia and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne.

GIORDANO RIGHINI was appointed Head of the Plastic Additives Segment in 2005. He joined Chimosa Chimica Organica in Bologna, Italy in 1968, initially in the Research and Development Department, and later in the Production Department, as Group Leader. In 1979, Chimosa was taken over by Ciba-Geigy and became part of the Additives Division. In 1988, he was the Head of Production for the Pontecchio Marconi facility and in addition, responsible for Process Development and Technical Services. In 1991, Giordano Righini became Site Manager and in 1992, he became Head of the Additives Division for Italy. In 1997, after the establishment of Ciba Specialty Chemicals, he was promoted to Regional President of Southern Europe, as well as Managing Director of the Italian subsidiary. In 2004, he became global Head of the Business Line Coatings in Ciba Specialty Chemicals’ headquarters in Basel, Switzerland. Giordano Righini holds a diploma in Chemistry from the Forli Technical College, Italy and an honorary degree in chemistry for achievements in the industry from the University of Bologna, Italy.

There are no management agreements or other agreements between the Company or its management bodies and any third parties [DCG 4.3] providing for any persons referred to above to be elected a Member of the Company’s Executive Committee.

CHANGES SINCE DECEMBER 31, 2005

With the divestment of the Segment Textile Effects to Huntsman, Eric Marohn, head of this Segment, left the Company June 30, 2006. Eric Marohn rejoined the Company on January 1, 2007 as Regional President NAFTA. On November 22, 2006, the Company announced that Michael Jacobi will leave the Company on March 31, 2007, and that Jürg Fedier, currently Head of Finance at Dow Chemical Europe, will succeed in the position of CFO and Member of the Company’s Executive Committee. On January 9, 2007, the Company announced that Mark Garrett is leaving the Company on February 1, 2007, and that James McCummiskey, currently Head of Business Line Water Treatment, will succeed in the position of Head of Segment Water & Paper Treatment and Member of the Company’s Executive Committee. On February 13, 2007, the Company announced that, effective January 1, 2008, the functions of Chairman and CEO will no longer combined. Armin Meyer’s function will change to that of Chairman of the Board and Brendan Cummins will become Chief Executive Officer (CEO).

On March 2, 2006, the Company announced that the Annual General Meeting elected Beat Hess, Group Legal Director for Royal Dutch Shell plc., as a new non-executive Member of the Board. During the same period, no Member of the Board left the Company [DCG 5.2.3].

COMPENSATION

Principles of Allocation [DCG 5.1]

Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses for Members of the Company’s Executive Committee are based on corporate financial performance, i.e. on free cash flow, operating income and sales growth measured against relevant targets that are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal performances contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board of Directors, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see Note 18 to Consolidated Financial Statements.

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

Non-Executive Members of the Board [DCG 5.2.2.B]

In 2006, the non-executive Members of the Board in the aggregate received as gross compensation a total of CHF 827 483 [DCG 5.2.1]. In addition, they were granted 7 864 Shares by the Company [DCG 5.4.b] and held a total of 33 409 Shares as at December 31, 2006 (including those allocated in 2006) [DCG 5.5.b].

In addition, these persons continue to hold the following options that were granted earlier by the Company [DCG 5.6.b]:

Year of allocation	Term (years)	Subscription ratio	Number	Strike price (CHF)
2002	5	1:1	9 280	109.00

As from 2003, the Company ceased to grant any options to non-executive Members of the Board.

Executive Member of the Board and Members of the Executive Committee [DCG 5.2.2.A]

In 2006, the executive Member of the Board and the Members of the Company’s Executive Committee in the aggregate received as gross compensation a total of CHF 7 103 509 [DCG 5.2.1]. In addition, they were granted 61 935 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 158 837 Shares as at December 31, 2006 (including those allocated in 2006) [DCG 5.5.a].

In addition, these persons continue to hold the following options that were granted earlier by the Company [DCG 5.6.a]:

Year of allocation	Term (years)	Subscription ratio	Number	Strike price (CHF)
2002	5	1:1	135 640	109.00

As from 2003, the Company ceased to grant any options to the executive Member of the Board and to the Members of the Company’s Executive Committee.

Highest Total Compensation [DCG 5.9]

In 2006, the Member of the Board with the highest total compensation received as gross compensation a total of CHF 2 133 329. In addition, in 2006, this person was allocated 15 912 restricted Shares and 3 060 unrestricted Shares.

Additional Fees and Loans

None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2006 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].

Former Members [DCG 5.3]

In 2006, two former Members of the Executive Committee who had left the Company in 2004 and 2005, respectively, have received total compensation of gross CHF 653 470 [DCG 5.3.2.a]. In addition, in 2006, these persons were allocated 2 652 restricted and 1 428 unrestricted shares. In 2006, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b].

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

BOARD PRACTICES

Term of Office

The Members of the Board are individually elected by the General Meeting of Shareholders for a term of between one and four years to allow for a staggered Board [DCG 3.4.1]; a re-election is possible [DCG 3.4.1]. For an overview of the individual election terms, see the table in the preceding Directors and Senior Management section [DCG 3.4.2]. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

Board Committees [DCG 3.5]

Four standing Board Committees in the areas of audit, finance, compensation and human resources/nomination provide guidance and support to the full Board.

Audit Committee

Composition: The Audit Committee is composed of 3 non-executive Members of the Board. At least once a year, the Committee meets without other representatives of the Company with the Internal Audit Department and the audit partner in charge of the external audit.

Mission: The Audit Committee evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee nominates for the attention of the Board the Head of Internal Audit and proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints (“whistleblowing”), the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-contactthechairman.htm). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”).

Finance Committee

Composition: The Finance Committee is composed of two non-executive Members of the Board and the Chairman of the Board who chairs the Finance Committee.

Mission: The Finance Committee develops, for the attention of the Board, principles for financial planning, finance policy, accounting and reporting, disclosure and control, and reviews concepts of financial objectives to optimize shareholder value. The Finance Committee is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets. The Finance Committee prepares the decisions of the Board concerning proposal on dividend payments and changes in the stock exchange listings.

Compensation Committee

Composition: The Compensation Committee is composed of three non-executive Members of the Board. The Lead director chairs the Compensation Committee.

Mission: The Compensation Committee develops, recommends and reviews, for the attention of the Board, the group compensation principles in accordance with the overall Company objectives and proposes compensation of the Members of the Board and of the Executive Committee to the full Board for approval [DCG 5.1].

Human Resources and Nomination Committee

Composition: The Human Resources and Nomination Committee is composed of three non-executive Members of the Board and the Chairman of the Board who chairs the Human Resources and Nomination Committee.

Mission: The Human Resources and Nomination Committee develops, for the attention of the Board, the objectives and principles of the human resource policy and its implementation. The Human Resources and Nomination Committee defines the principles for the selection of candidates for election or re-election to the Board by the Annual General Meeting and prepares a selection of candidates in accordance with these criteria and develops strategies on management and cooperation, management development and education and enhancement of the Group’s reputation in the human resources area.

Board Committee Memberships [DCG 3.5.2]

Name	Audit Committee	Finance Committee	Human Resources and Nomination Committee	Compensation Committee
A. Meyer		•	•
K. Feller	o	o	o	•
E.W. Heri	•	o
G. Höhler			o	o
J.-M. P. Lehn
P. Littmann			o	o
U. Sigg	o
B. Hess				o

•	= Chairman
o	= Member

Functioning of the Board Committees

The Board Committees meet between two and six times per year. The duration of such meetings generally is between two and four hours. [DCG 3.5.3].

The Company’s “Rules Governing the Organization” and Committee charters set out the powers and responsibilities of the Board Committees. In order for the Board Committees to pass resolutions, at least half of their Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference.

Business Behavior

So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely and understandable disclosure in public reports, the Company relies on its Code of Conduct which applies to all Ciba employees world-wide and on its Financial Code of Ethics which applies to about 300 individuals playing a major role in the financial reporting process. Both documents can be downloaded (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-codes.htm). In 2006, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct or its Financial Code of Ethics to the CEO, the CFO, or the Group Controller.

EMPLOYEES

The Company employees worldwide totaled 14 130 in 2006, 19 105 in 2005 and 19 338 in 2004. The following table shows the number of employees at the end of December 31, 2006, 2005 and 2004.

2006	Europe	Americas	Asia-Pacific	Total
Plastic Additives	1 875	1 193	614	3 682
Coatings Effects	2 488	378	607	3 473
Water & Paper Treatment	2 287	791	840	3 918
Non-Segment	1 790	720	547	3 057
Total Company	8 440	3 082	2 608	14 130

2005	Europe	Americas	Asia- Pacific	Total
Plastic Additives	1 901	1 181	601	3 683
Coatings Effects	2 821	402	827	4 050
Water & Paper Treatment	2 512	897	719	4 128
Non-Segment (i)	3 940	1 421	1 883	7 244
Total Company	11 174	3 901	4 030	19 105

2004	Europe	Americas	Asia- Pacific	Total
Plastic Additives	1 927	1 127	655	3 709
Coatings Effects	2 956	409	543	3 908
Water & Paper Treatment	2 569	995	626	4 190
Non-Segment (i)	4 282	1 516	1 733	7 531
Total Company	11 734	4 047	3 557	19 338

(i)	Included in Non-Segment for 2005 and 2004 are the employees of the Textile Effects business that was sold to Huntsman in 2006.

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

The Company requires a number of highly skilled technology, chemical, and other specialists. The supply of such employees is highly limited, and competition to hire and retain them is consequently increasingly intense. Competition raises the cost of hiring and retaining these employees and increases employee turnover as competitors seek to lure away employees with particularly rare or sought-after skills. The Company is continually seeking to recruit skilled high-technology, chemical and other specialized workers and management is of the opinion that the Company offers compensation, benefits and opportunities for development and advancement which will attract and retain a sufficient number of such employees.

Europe

A significant number of the Company’s employees in Europe are represented by employee representative groups or trade unions. The Company’s labor relations in Europe have been good and the Company has not experienced any material work stoppages in recent years, other than as a result of the lock-out by the Finnish paper industry which had an impact on the business in 2005.

Wages and general working conditions are generally the subject of negotiated collective bargaining agreements. Within the limits established by these agreements, operating companies negotiate directly with unions and other labor organizations representing the Company’s employees. Collective bargaining agreements relating to remuneration typically have a term of one year.

In addition to local and national trade unions and employee representation groups, the Company also meets at least once per year with its European representatives at the Ciba Euroforum. The Euroforum meeting is a platform of information and dialogue whilst negotiation rights are at a country level.

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

ORGANIZATIONAL AND CAPITAL STRUCTURE

Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange. For further information see Item 9 — The Offer and Listing. As at December 31, 2006, the Company’s market capitalization amounted to CHF 5 470 926 305 (67 500 633 shares at a price of CHF 81.05 each).

Security	Stock exchange	Ticker symbol	Security number	ISIN code
Share with CHF 1 nominal value	SWX/virt-x	CIBN	581 972	CH 000 581972 4
ADS	NYSE	CSB	CUSIP: 17162 W206	N/A

The Company’s nominal Share Capital amounts to CHF 69 064 617 and is divided in 69 064 617 Shares with a nominal value of CHF 1 each. On May 17, 2005, the nominal value per Share was reduced from CHF 3 to CHF 1, giving effect to a resolution of the Company’s shareholders taken on March 3, 2005 [DCG 2.1/2.3].

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

Date of Articles of Association	Nominal value of Shares	Ordinary Share capital	Authorized capital		Conditional capital		Conditional capital for employee participation
Article in Articles of Association	4 para. 1		4 para. 3		4 para. 4		4 para. 5
	(CHF)	(CHF)	Number of Shares (million)	Nominal value (CHF) (million)	Number of Shares (million)	Nominal value (CHF) (million)	Number of Shares (million)	Nominal value (CHF) (million)
April 20, 1998	10	721 301 170	4	40	4	40	2	20
March 22, 2002	9	649 171 053	4	36	4	36	2	18
March 6, 2003	6	432 780 702	4	24	4	24	2	12
February 26, 2004	3	212 479 851	4	12	4	12	2	6
March 3, 2005	1	69 064 617	4	4	4	4	2	2
March 2, 2006	1	69 064 617	4	4	4	4	2	2

For additional information please refer to article 4 of the Company’s Articles of Association (“Articles”), which can be downloaded (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance /cmp-abo-cog-articlesofassociation.htm). The German version, which is legally binding in Switzerland, can be downloaded from the same internet address.

For information about the Company’s major shareholders see Item 7 — Major Shareholders and Related Party Transactions [DCG 1.2]. Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/admission/being_public/disclosure/major_shareholders_en.html). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].

Group Structure [DCG 1.1]

For the Company’s major subsidiaries, including listed companies and group structure, see Item 4 — Information on the Company [DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see Description of Segments in Business Segment Data [DCG 1.1.1].

Voting Cap and Registration Restrictions, Nominees [DCG 2.6]

No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share Capital. A shareholder purchasing more than 2 percent of the Company’s Share Capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share Capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2006, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].

Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].

For information about the Company’s treasury stock, see Note 17 to the Consolidated Financial Statements.

At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which they hold the Shares [DCG 6.1.1]. In 2006, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval of two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].

Annual General Meeting and Extraordinary Shareholders’ Meetings

Any shareholder may demand that an item be put on the agenda of the AGM if she or he holds Shares representing a nominal value of at least CHF 100 000. This equals 0.145 percent of the Company’s total Shares. A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. For the AGM to be held on March 8, 2007, the Company published the deadline date (January 8, 2007) on its website on December 13, 2006. The record date for participation at the AGM is March 6, 2007, while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provisions with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].

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

Since its inception in 1997, the Company has paid or proposed to pay the following amounts per Share:

AGM Year	Dividend payment (CHF)	Capital reduction payment (CHF)
1998	2	0
1999	2	0
2000	2	0
2001	2	0
2002	2	1
2003	0	3
2004	0	3
2005	1	2
2006	3	0
2007 (i)	3	0

(i)	For the financial year 2006, the Board proposes to the shareholders to pay a dividend of CHF 3 per Share. The shareholders will vote on this proposal at the Company’s AGM of shareholders on March 8, 2007. If the shareholders approve this proposal, the dividend payment is expected to be made on March 13, 2007.

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

In 2006, according to employee retention agreements with the Company, all Members of the Executive Committee plus three senior managers were entitled to payments for severance resulting from a change of control. For nine executives, such payments would on average have amounted to less than twice that of a total annual compensation. One Member of the Executive Committee had a contractual provision according to which he would be entitled to receive somewhat less than two and a half times that of his total annual compensation [DCG 7.2]. Effective February 1, 2007, the Company and all of the respective individuals agreed without any compensation to cancel these agreements.

AUDITORS [DCG 8]

The Company’s auditors are Ernst & Young AG, Zurich. They have been elected by the shareholders at the 2006 AGM until the AGM 2007 [DCG 8.1.1]. The Board, which bases its proposal upon a recommendation made to it by the Audit Committee, will propose that Ernst & Young AG be re-elected for another year. At the Company’s AGM to be held on March 8, 2007, the shareholders will vote on this proposal.

Ernst & Young AG’s lead audit partner, Cherrie Chiomento, has supervised the Company’s audit since 2004 [DCG 8.1.2].

Fees paid by the Company in 2006 and 2005 to its auditors were as follows [DCG 8.2/8.3]:

	2006		2005
	thousand CHF	in % of total fees	thousand CHF	in % of total fees
Audit fees	8 243	65%	6 210	59%
Audit-related fees	4 352	34%	3 836	36%
Tax fees	178	1%	514	5%
All other fees	9	0%	28	0%
Total fees	12 782	100%	10 588	100%

Audit-related work includes Sarbanes-Oxley Act 404 implementation services, audit-related services in connection with the divestment of the Textile Effects business, services in connection with the implementation of the new Company-wide information technology system and services in connection with the Company’s pension plans. Tax services include assistance with tax filings and transfer pricing studies. Other services include assistance with translation. The Audit Committee maintains a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded

(http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-codes.htm). The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required. In such meetings, the Board and the Audit Committee also assess and discuss the findings of the auditors and evaluate the quality of their services [DCG 8.4]. The audit fees will be determined according to a yearly benchmark made with comparable companies.

Information Policy [DCG 9]

The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by email. The Investor Relations homepage (http://www.cibasc.com/index/inv-index.htm) contains comprehensive information for Investors. The Company — About Us page contains comprehensive information on the Company, including links to Corporate Governance, Organization, Social Responsibility and Corporate Publications (http://www.cibasc.com/index/cmp-index/cmp-about.htm). Interested parties may also subscribe to a news release email service (http://www.cibasc.com/index/med-index/med-subscription.htm).

As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports furnished or filed by the Company with the U.S. stock exchange supervision authority, the SEC, can be downloaded (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001035497&owner=include&count=40).

The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s AGM is also sent to the registered shareholders by mail. In addition, the Company publishes the AGM meeting notice in several newspapers in Switzerland. The Company homepage contains also all AGM relevant information including the AGM minutes (http://www.cibasc.com/index/inv-index/inv-info/inv-inf-agm.htm).

For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page (http://www.cibasc.com/index/inv-index.htm).

Enquiries by telephone may also be made to: Investor Relations +41 61 636 5081 and to Group Communications +41 61 636 4444.

SHARE OWNERSHIP

The Company applies the fair value method of accounting as defined in SFAS No. 123(R) “Share-Based Payment” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

In connection with the capital reduction of CHF 2 per share paid in 2005 and CHF 3 per share paid in 2004, the exercise price of outstanding stock options was not changed.

LTIP — The Company has a Long-Term Incentive Plan (“LTIP”), which grants both restricted and unrestricted shares of common stock of the Company to senior management and other key employees. Restricted shares are restricted from being sold by the grantee for three years from the date of grant.

In connection with the LTIP 2006, the Company granted 212 491 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 81.70 per share to 697 participants and recognized compensation expense of approximately CHF 17 million in 2006 related to these grants. In connection with the LTIP 2005, the Company granted 215 154 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 78.60 per share to 697 participants and recognized compensation expense of approximately CHF 17 million in 2005 related to these grants. In connection with the LTIP 2004, the Company granted 173 790 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 95.30 per share to 705 participants and recognized compensation expense of approximately CHF 17 million in 2004 related to these grants.

The LTIP until 2005 also provided for the granting of options to participants to purchase shares of common stock. Accordingly, in 2006 and 2005 no options were granted. Options granted in 2004 were made with vesting and the right to exercise occurring over three years and expiration dates of ten years from date of grant. Options granted in years prior to 2004 expire either five years or ten years after the date of grant. Compensation expense of approximately CHF 1 million in 2006 (CHF 2 million in 2005 and CHF 3 million in 2004) was recorded comprising the unvested portion of prior year awards.

The following table summarizes option activity under the LTIP for the period ended December 31, 2006, 2005 and 2004 and from January 1, 2007 through February 13, 2007:

	Weighted average exercise price (CHF)	Stock options outstanding
Balance at December 31, 2003	109.34	2 080 622
Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)
Balance at December 31, 2004	108.32	1 771 757
Options granted	0.00	0
Options exercised	0.00	0
Options canceled/forfeited	108.60	(23 647)
Options expired	104.48	(243 860)
Balance at December 31, 2005	108.77	1 504 250
Options exercised	0.00	0
Options canceled/forfeited	116.98	(50 086)
Options expired	108.69	(271 557)
Balance at December 31, 2006	108.44	1 182 607
Options exercised	82.60	3 780
Options canceled/forfeited	105.72	13 452
Options expired	109.00	378 191
Balance at February 13, 2007	108.18	787 184

The following table summarizes the status of stock options outstanding and exercisable at February 13, 2007:

		Stock options outstanding		Stock options exercisable
Exercise price range (CHF)	Weighted average exercise price - outstanding/ exercisable (CHF)	Number of outstanding options	Weighted average remaining contractual life (in years)	Number of outstanding options	Weighted average remaining contractual life (in years)
82.60 - 111.40	100.88/100.88	689 984	4.4	689 984	4.4
160.00	160.00/160.00	97 200	1.0	97 200	1.0
		787 184		787 184

MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 35 shares (prior to 2007, 30 shares and prior to 2006, 25 shares) of common stock at CHF 10 per share (prior to 2006, CHF 15) as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted. The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB for the period ended December 31, 2006, 2005 and 2004 and from January 1, 2007 through February 13, 2007:

	Weighted average exercise price (CHF)	Rights outstanding
Balance at December 31, 2003	15.00	455 550
Rights granted	15.00	104 200
Rights exercised	15.00	(22 955)
Balance at December 31, 2004	15.00	536 795
Rights granted	15.00	102 475
Rights exercised	15.00	(57 055)
Balance at December 31, 2005	15.00	582 215
Rights granted	10.00	114 750
Rights exercised	14.23	(251 885)
Balance at December 31, 2006	14.15	445 080
Rights granted	10.00	91 875
Rights exercised	13.59	3 850
Balance at February 13, 2007	13.44	533 105

Compensation expense is recorded in the year the rights are granted and, in 2006, CHF 5 million (2005: CHF 7 million; 2004: CHF 9 million) of compensation expense was recorded under this plan.

CHANGE IN CONTROL AND RESERVE OF SHARES

Upon a change in control of the Company as defined, the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

At December 31, 2006, the Company did not have any shares of treasury stock reserved for issuance under the various stock based compensation plans (2005: 1.4 million shares reserved; 2004: 2.0 million shares reserved).

For further information see Item 18 — Financial Statements and pages F-1 through F-43

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

According to the Share Registrar of the Company and other publicly available information (Database on Disclosure of Shareholdings maintained by SWX Swiss Exchange). As of February 9, 2007 the following persons in the table below were known by the Company to be the owner of 2 percent or more of the Company’s Shares. These shareholders may use their voting rights up to 2 percent of the common stock.

	February 9, 2007	January 27, 2006	January 28, 2005
Franklin Resources, Inc., Fort Lauderdale, through its subsidiaries Templeton Investment Counsel, LLC, Franklin Advisers, Inc., Franklin Templeton Investments Corp. and Templeton Global Advisors Limited*	12.5%	—	—
Chase Nominees Ltd, London*	2.1%	4.8%	4.8%
Mellon Bank N.A., Everett*	4.6%	3.8%	—
Putnam Group, Boston	—	—	2.0%
Nortrust Nominees, London*	—	2.2%	—

(*)	Registered as nominees.

As of February 9, 2007, according to the Share Register, there were 127 registered holders of ordinary shares in the United States. These ordinary shareholders in the United States collectively held 4 930 515 ordinary shares, or approximately 7.14 percent of the Company’s total issued and outstanding Shares as of that date. Also as of February 9, 2007, there were 181 registered holders of American depositary receipts under an ADR program (including Cede & Co., the DTC’s nominee). Each ADR issued under the program represents one American Depositary Share, which in turn, represents one-half of one Share of the common stock of the Company. All these registered ADR holders have addresses in the United States. They collectively held 5 026 146 ADRs, or approximately 3.64 percent of the issued and outstanding ordinary Shares as of such date.

To its knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

The Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest. Except as stated below, no director, officer or associate of any director or officer is or was during the last three years indebted to the Company or any of its subsidiaries. As of December 31, 2006, one officer has an interest free loan outstanding of approximately CHF 470 000. For further information see Item 18 — Financial Statements and pages F-1 through F-48.

The Company has a number of joint ventures with, and other equity investments in other companies. It has relationships with many of these entities in the ordinary course of business whereby it buys and sells a wide variety of products and services.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 — Financial Statements and pages F-1 through F-48

OTHER FINANCIAL INFORMATION

EXPORT SALES

The Company’s products and services are primarily sold outside of its home market, Switzerland. In 2006, approximately 98 percent of the Company’s sales of products and services produced in Switzerland were exported to other countries.

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

In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a demand from local authorities to remove a landfill at the site. In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia. See Item 4 — Information on the Company — Environmental Matters.

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

For 2006, the Board of Directors proposes to pay a dividend of CHF 3 per Share. The dividend payment is subject to shareholders’ approval at the Annual General Meeting on March 8, 2007. If approved, the dividend payment will be made to the shareholders on March 13, 2007.

For additional and historical information on dividends, see Item 6 — Directors, Senior Management and Employees.

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

	Price per Share
	High	Low	High	Low
Trading Prices on the Swiss Exchange	in CHF		in USD
Annual highs and lows
2002	128.00	89.75	92.53	64.88
2003	101.50	74.75	81.99	60.33
2004	96.14	76.70	81.81	59.77
2005	85.00	72.51	64.65	55.15
2006	84.95	63.30	69.66	51.91
Quarterly highs and lows
2005
First Quarter	84.24	75.38	70.48	63.07
Second Quarter	79.23	72.51	61.77	56.53
Third Quarter	80.50	74.00	62.45	57.41
Fourth Quarter	85.00	72.75	64.65	55.33
2006
First Quarter	84.95	77.95	65.22	59.85
Second Quarter	80.60	66.20	65.81	54.05
Third Quarter	75.50	63.30	60.38	50.62
Fourth Quarter	81.75	74.80	67.04	61.34
Monthly highs and lows
2006
July	69.20	66.45	56.21	53.98
August	72.50	63.30	58.77	51.31
September	75.50	68.25	60.38	54.58
October	77.50	74.80	62.38	60.21
November	79.25	76.95	66.23	64.31
December	81.75	77.70	67.04	63.71
2007
January	85.40	80.15	68.48	64.27
February (through February 9)	84.00	83.20	67.29	66.65

The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in USD on the New York Stock Exchange. The Shares began trading on the New York Stock Exchange on August 2, 2000 at a price of USD 29.50 per ADR.

	Price per ADR (i)
	High	Low
Trading Prices on the New York Stock Exchange	in USD
Annual highs and lows
2002	40.60	30.83
2003	38.75	28.25
2004	40.61	30.10
2005	37.73	32.20
2006	33.69	25.56
Quarterly highs and lows
2005
First Quarter	37.73	32.20
Second Quarter	33.94	29.05
Third Quarter	32.00	28.50
Fourth Quarter	32.30	28.08
2006
First Quarter	33.18	29.70
Second Quarter	31.81	26.67
Third Quarter	30.43	25.56
Fourth Quarter	33.69	29.55
Monthly highs and lows
2006
July	28.20	26.57
August	29.55	25.56
September	30.43	27.34
October	30.99	29.55
November	32.76	30.61
December	33.69	32.52
2007
January	31.62	30.62
February (through February 9)	32.09	31.35

(i)	One ADR represents one half of one share of the Company.

On February 9, 2007, the last reported sale price was for Shares on the Swiss Exchange CHF 83.95 and for ADRs on the New York Stock Exchange USD 31.68. According to ShareComm Service AG, as of December 31, 2006, there were 123 United States resident shareholders holding 4 937 571 Shares, representing approximately 7.15 percent of the issued and outstanding Shares as of such date, and there were 181 registered United States resident holders of American Depositary Receipts holding 4 838 346 ADRs, representing approximately 3.50 percent of the issued and outstanding Shares as of such date.

The information presented in the table below represents, for the periods indicated, the approximate average daily volumes of the Shares traded on the Swiss Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006	547 073	551 894	541 034	470 276
2005	425 936	402 477	365 419	405 860

The information presented in the table below represents, for the periods indicated, the average approximate daily volumes of the ADRs traded on the New York Stock Exchange:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006	11 695	12 248	13 484	13 440
2005	17 756	13 988	15 778	17 990

The above information was supplied by the Swiss Exchange via the Swiss Market Feed, Citibank N.A., and Reuters, all of which supply such data to their customers, subscribers and other information providers.

TRADING PRACTICES AND PROCEDURES ON THE SWISS EXCHANGE/VIRT-X

The Swiss Exchange is a private organization, which is supervised by the Swiss Federal Banking Commission. Securities traded on the Swiss Exchange include shares, investment funds, exchange traded funds, bonds and derivatives. In 2006, the exchange turnover achieved in a total of 24.48 million transactions amounted to CHF 1 978 billion.

The Company is included in the SMI®, the Swiss Market Index, an index that as at December 31, 2006, comprised shares of the 26 largest most liquid stocks in the Swiss equity market. At the same date, the market capitalization of the SMI® issuers amounted to CHF 1 065 billion.

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

SHARES AND TRANSFER OF SHARES

For information on the Shares, see also Item 6 — Directors, Senior Management and Employees.

The transfer of shares (for as long as they are book-entry shares) is effected by an entry in the books of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to the Company. In the event that the shares are printed, the transfer is effected by delivery of the endorsed share certificate. The right to exercise voting rights with regard to the shares further requires that the name of the purchaser be registered in the share register (“Aktienbuch”) of the Company. Failing such registration, the purchaser may not vote at shareholders’ meetings.

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

The shareholders at a shareholders’ meeting also have the power to vote on amendments to the Articles, to elect the members of the Board and the statutory auditors, to approve the annual report and the annual Company accounts, to set the annual dividend, to grant the Members of the Board and management discharge from liability for matters disclosed to the shareholders’ meeting, and to order an independent investigation into the specific matters proposed to the shareholders’ meeting (“Sonderprüfung”).

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

SINKING FUND PROVISION

If liabilities exceed assets, the Board of Directors must notify the competent court at the registered office of the Company thereof

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

At the same meeting, the shareholders of the Company also authorized the Board to issue from time to time up to four million additional shares at its discretion and to allot preferential subscription rights relating thereto to third parties in the event that the additional shares are used by shareholders to takeover a business, in whole or in part, or to participate in or finance such takeover. According to article 651 of the Swiss Code of Obligations, this authorization was only valid for two years. At each Annual General Meeting held on April 13, 2000, March 22, 2002, and February 26, 2004, and March 2, 2006 the shareholders consented to extend this authorization for another two years.

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

EMTN PROGRAM

In 1997, the Company set up a Euro Medium Term Notes program under which certain specified subsidiaries of the Company may issue bonds up to an aggregate amount of USD 2 billion. The program documentation, among Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, the Company and the Dealers named thereon, includes an offering circular, a program agreement, a deed of covenant and a guarantee by the Company. As of December 31, 2006, approximately CHF 573 million (USD 470 million) of indebtedness was outstanding under the program. The Company currently has no plans to utilize this program in the future.

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

Stamp Duties upon Transfer of Securities (“Umsatzabgabe”)

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

MARKET RISK DUE TO FLUCTUATING FOREIGN CURRENCY EXCHANGE RATES AND INTEREST RATES

As a result of its global operating and financial activities, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. The Company actively manages the resulting exposure through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. In accordance with the written policies of the Company, such instruments are used only as risk management tools and not for speculative or trading purposes. The Company’s written policy with respect to the use of risk management tools was updated in 2005.

The Company collects global cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. Foreign currency forwards and swaps as well as options may be used to reduce the Company’s exposure that results from the market risk arising from the fluctuation of foreign currency exchange rates. To reduce the cost of such activities, the Company may sell covered options. Potential losses, if any, on these sold options would be substantially offset by gains on the underlying transactions that are hedged. The Company’s primary net foreign currency market exposures include the U.S. dollar, the euro, the British pound and the Japanese yen. In 2006 and 2005, the Company’s hedging activities have to a large extent focused on the U.S. dollar. However, hedging activities on the other major currencies as well as on selected minor currencies have also been undertaken.

The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2006, a 10 percent appreciation in foreign currency exchange rates against the Swiss franc, with all other variables held constant, would have resulted in a decrease in the fair value of the Company’s financial instruments of CHF 26 million (CHF 66 million as of December 31, 2005). Conversely, a 10 percent depreciation in these currencies would have resulted in an increase in the fair value of the Company’s financial instruments of CHF 47 million as of December 31, 2006 (CHF 81 million as of December 31, 2005). The sensitivity decline at December 31, 2006 in comparison to December 31, 2005 is attributable to a reduced level of U.S. dollar hedges resulting from the reduction of U.S. dollar intercompany debt in 2006. As the impact of offsetting changes in the fair value of the underlying positions is not included in the sensitivity model, these results are not indicative of an increase or decrease in the Company’s actual exposure to foreign currency exchange risk. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be compensated by the corresponding decreases or increases of the underlying transaction being hedged. The fair value of foreign currency forwards and swaps is calculated by separating the two components and applying the forward rate and the balance sheet rate as well as a discount factor. The discount factor is composed of the respective yield curves as well as the number of days until maturity. The fair value of options is calculated by applying the Black-Scholes model.

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

There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. Based on the short-term and long-term debt balance outstanding at December 31, 2006, a hypothetical one percentage point increase in interest rates for a one-year period would have reduced net income by CHF 5 million (CHF 8 million in 2005). The assumption is that the floating rate debt would be impacted by this hypothetical one percentage point increase but not fixed rate agreements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Based on management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2006, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

(b) Report of Ciba Specialty Chemicals Holding Inc.’s Management on Internal Control over Financial Reporting:

The Board of Directors and management of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the “Company”) are together responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2006, internal control over financial reporting for Ciba Specialty Chemicals Holding Inc. and its subsidiaries is effective.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young AG, Zurich, Switzerland, an independent registered public accounting firm as stated in their report, which is included in Item 18 – Financial Statements on page F-3.

(c) See report of Ernst & Young AG, an independent registered public accounting firm, included in Item 18 – Financial Statements on page F-3.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	(a) Total number of Shares purchased	(b) Average price paid per Share (CHF)	(c) Total number of Shares purchased as part of publicly announced plans or programs	d) Maximum number (or approximate dollar value) of Shares that may yet be purchased under the plans or programs
Period
January	0	N/A	0	0
February	137 126	80.64	0	0
March	223 880	82.67	0	0
April	186 030	77.84	0	0
May	263 364	75.00	0	0
June	96 130	68.74	0	0
July	14 535	65.91	0	0
August	149 239	65.47	0	0
September	122 265	69.67	0	0
October	0	N/A	0	0
November	303 773	78.30	0	0
December	0	N/A	0	0
Total	1 496 342	75.81	0	0

Under Swiss law (art. 659 para. 1 Swiss Code of Obligations), a company is allowed to purchase and to hold a maximum of 10 percent of its own shares, subject to certain exceptions. As the total number of issued and outstanding Shares amounts 69 064 617, the Company would be allowed to hold a maximum of 6 906 461 own Shares.

Shares purchased but not cancelled are held as treasury stock and may be sold back to the market. All shares were purchased in open market transactions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-48

ITEM 19.	EXHIBITS

(a)	The following consolidated financial statements, together with the auditors’ reports of Ernst & Young AG, are filed as part of this Annual Report:

All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

(b)	Documents filed as exhibits to this registration statement:

1.1	Articles of Association of Ciba Specialty Chemicals Holding Inc. dated March 2, 2006

**1.2	Specimen share certificate of Ciba Specialty Chemicals Holding Inc.

*2.1	Second Amended and Restated Deposit Agreement dated as of August 2, 2000, between Ciba Specialty Chemicals Holding Inc., Citibank, N.A., and the additional parties named therein.

*2.2	Form of American Depositary Receipt of Ciba Specialty Chemicals Holding Inc.

***4.1	EMTN Programme Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., Credit Suisse First Boston (Europe) Limited and the additional parties named therein.

***4.2	EMTN Deed of Covenant in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by each of Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Specialty Chemicals PLC, Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., in favor of the account holders of Clearstream Banking, société anonyme and the additional beneficiaries named therein.

***4.3	EMTN Deed of Guarantee in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, by Ciba Specialty Chemicals Holding Inc.

***4.4	EMTN Agency Agreement in respect of a USD 2 billion Euro Medium Term Note Programme dated March 27, 2003, among Ciba Specialty Chemicals PLC, Ciba Specialty Chemicals Corporation, Ciba Specialty Chemicals Eurofinance Ltd., Ciba Spezialitätenchemie Holding Deutschland GmbH, Ciba Specialty Chemicals Holding Inc., The JP Morgan Chase Bank and J.P. Morgan Bank Luxembourg S.A. The total amount of long-term debt securities of the Company or of its subsidiaries authorized under any other instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the Commission, upon its request, a copy of any instruments defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

**4.8	Master Spin-off Agreement dated December 20, 1996, between Novartis AG and Ciba Specialty Chemicals Holding Inc.

**4.9	Transaction Agreement re: Sale of the Performance Polymers division to Morgan Grenfell Private Equity dated December 14, 1999, by and between Ciba Specialty Chemicals Holding Inc. and Avanti N03.

8.1	List of Certain Subsidiaries.

12.1	Certification Pursuant to Rule 13a-14(A)/15d-14(A)

12.2	Certification Pursuant to Rule 13a-14(A)/15d-14(A)

13.1	Certification Pursuant to 18 U.S.C. Section 1350

23.1	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form F-6, filed August 2, 2000. (File No. 082-04541)
**	Incorporated by reference to the Registration Statement of Ciba Specialty Chemicals Holding Inc. on Form 20-F
***	Incorporated by reference to the Annual Report of Ciba Specialty Chemicals Holding Inc. on Form 20-F filed on February 1, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ciba Specialty Chemicals Holding Inc. certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.,

By:	/s/ MICHAEL JACOBI
Name: Title:	Michael Jacobi Chief Financial Officer

Date: February 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited the accompanying consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciba Specialty Chemicals Holding Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, as of December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ciba Specialty Chemicals Holding Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG
Zurich, Switzerland
February 12, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ciba Specialty Chemicals Holding Inc.

We have audited management’s assessment, included in the Report of Management on Internal Control Over Financial Reporting, that Ciba Specialty Chemicals Holding Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ciba Specialty Chemicals Holding Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Ciba Specialty Chemicals Holding Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Ciba Specialty Chemicals Holding Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ciba Specialty Chemicals Holding Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 of Ciba Specialty Chemicals Holding Inc. and our report dated February 12, 2007 expressed an unqualified opinion thereon and included an explanatory paragraph for the adoption of new accounting standards.

/s/ Ernst & Young AG

Zurich, Switzerland

February 12, 2007

Consolidated Statements of Income

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2006	2005	2004
Net sales		6 352	6 035	5 630
Cost of goods sold		(4 503)	(4 299)	(3 856)
Gross profit		1 849	1 736	1 774
Selling, general and administrative		(988)	(898)	(924)
Research and development		(270)	(272)	(259)
Amortization of other intangible assets	9	(60)	(57)	(45)
Restructuring, impairment and other charges	24	(69)	(120)	(91)
Operating income		462	389	455
Interest expense		(122)	(135)	(141)
Interest income		23	21	33
Other financial expense, net		(62)	(23)	(40)
Income from continuing operations before income taxes and minority interest		301	252	307
Provision for income taxes	15	(39)	(48)	(73)
Minority interest		(3)	(4)	2
Income from continuing operations		259	200	236
Income (loss) from discontinued operations, net of tax (i)	4	53	(456)	70
Loss on sale of discontinued operations, net of tax (i)	4	(353)	0	0
Net income (loss)		(41)	(256)	306

Earnings (loss) per share, basic and diluted	20
Continuing operations		3.91	3.06	3.57
Discontinued operations		(4.54)	(6.98)	1.07
Net income (loss) per share		(0.63)	(3.92)	4.64

Weighted average shares outstanding, basic and diluted (in millions)		66.2	65.3	66.1

(i)	Includes for income (loss) from discontinued operations, net of tax: CHF 12 million tax benefit for 2006, CHF 30 million tax benefit for 2005 and CHF 18 million tax expense for 2004, and for loss on sale of discontinued operations, net of tax: CHF 88 million tax benefit for 2006.

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2006	2005
Assets
Current assets
Cash and cash equivalents		1 027	1 251
Accounts receivable, net	5	892	875
Inventories	6	1 241	1 135
Prepaid and other current assets		375	373
Current assets of discontinued operations	4	19	633
Total current assets		3 554	4 267
Property, plant and equipment, net	7	2 576	2 693
Goodwill	8	1 559	1 492
Developed technology and know-how intangible assets, net	9	683	585
Other intangible assets, net	9	227	246
Financial investments	10	121	132
Other assets	11	361	1 051
Long-term assets of discontinued operations	4	0	146
Total assets		9 081	10 612

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		560	480
Short-term debt	13	173	266
Income taxes payable		38	106
Accruals and other current liabilities	12	729	787
Current liabilities of discontinued operations	4	66	252
Total current liabilities		1 566	1 891
Long-term debt	14	2 709	2 941
Deferred income taxes	15	138	381
Other liabilities	16	1 378	1 309
Long-term liabilities of discontinued operations	4	1	107
Total liabilities		5 792	6 629
Minority interest		75	80
Commitments and contingencies	22
Shareholders’ equity	17
Common stock (i)		69	69
Additional paid-in capital		3 929	3 993
Retained earnings		280	520
Accumulated other comprehensive loss		(928)	(409)
Treasury stock, at cost (ii)		(136)	(270)
Total shareholders’ equity		3 214	3 903
Total liabilities and shareholders’ equity		9 081	10 612

(i)	Par value CHF 1 per share, 79.1 million shares authorized and 69.1 million shares issued as of December 31, 2006 and 2005.
(ii)	December 31, 2006: 1.6 million treasury shares; December 31, 2005: 2.6 million treasury shares.

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in millions of Swiss francs)

Year ended December 31,	2006	2005	2004
Cash flows from operating activities
Net income (loss)	(41)	(256)	306
Loss from discontinued operations, net of tax	300	456	(70)
Income from continuing operations	259	200	236
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations
Depreciation and amortization	359	372	344
Deferred income taxes	34	(34)	6
Restructuring, impairment and other charges	69	120	91
Restructuring payments	(83)	(82)	(11)
Gain on sale/disposal of assets, net	(7)	(69)	(3)
Minority interest and other non-cash items, net	46	(69)	89
Changes in operating assets and liabilities:
Accounts receivable, net	(10)	20	(66)
Inventories	(110)	(27)	(36)
Accounts payable	61	(52)	27
Other operating assets and liabilities	(148)	(73)	(153)
Net cash provided by continuing operations	470	306	524
Net cash provided by (used in) discontinued operations	(48)	101	114
Net cash provided by operating activities	422	407	638

Cash flows from investing activities
Capital expenditures	(236)	(246)	(245)
Proceeds from sale of assets	18	94	20
Sale (acquisition) of businesses, net of cash (i)	192	(50)	(810)
Loans and other long-term assets	(125)	(60)	33
Discontinued operations	(8)	(30)	(49)
Net cash used in investing activities	(159)	(292)	(1,051)

Cash flows from financing activities
Decrease in short-term debt, net	(98)	(71)	51
Proceeds from long-term debt	394	5	31
Repayments of long-term debt	(635)	(275)	(27)
Dividends paid	(199)	(66)	0
Capital reduction paid	0	(130)	(197)
Treasury stock transactions	47	11	(162)
Net cash used in financing activities	(491)	(526)	(304)

Effect of exchange rate changes on cash and cash equivalents	4	53	(48)
Net decrease in cash and cash equivalents	(224)	(358)	(765)
Cash and cash equivalents, beginning of year	1 251	1 609	2 374
Cash and cash equivalents, end of year	1 027	1 251	1 609

Supplemental cash flow information
Cash paid for interest	(135)	(139)	(144)
Cash paid for income taxes	(52)	(92)	(108)

(i)	2006 includes disbursements for acquisitions of businesses, net of cash acquired, of CHF 31 million.

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity

(in millions of Swiss francs)

		Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock		Total
						Unreserved shares	Reserved shares
Balance at December 31, 2003		433	4 229	536	(499)	(67)	(379)	4 253
Net income				306				306
Currency translation adjustments					(76)			(76)
Comprehensive income (loss)				306	(76)			230
Capital reduction paid (i)		(213)	16					(197)
Share cancellation	17	(8)	(110)				118	0
Treasury stock transactions	17		2			(3)	(143)	(144)
Other			9	1				10
Balance at December 31, 2004		212	4 146	843	(575)	(70)	(404)	4 152
Net loss				(256)				(256)
Currency translation adjustments					189			189
Minimum pension liability adjustment, net of tax of CHF 16					(25)			(25)
Other					2			2
Comprehensive income (loss)				(256)	166			(90)
Capital reduction paid (i)		(138)	8					(130)
Cash dividends declared and paid (ii)				(66)				(66)
Share cancellation	17	(5)	(157)				162	0
Treasury stock transactions	17		(13)			(105)	147	29
Other			9	(1)				8
Balance at December 31, 2005		69	3 993	520	(409)	(175)	(95)	3 903
Net loss				(41)				(41)
Currency translation adjustments					86			86
Pension funded status adjustment, net of tax of CHF 0					19			19
Other					(1)			(1)
Comprehensive income (loss)				(41)	104			63
Cash dividends declared and paid (ii)				(199)				(199)
Treasury stock transactions	17		(71)			39	95	63
Adjustment to initially apply SFAS No.158, net of tax of CHF 208	19				(623)			(623)
Other			7					7
Balance at December 31, 2006		69	3 929	280	(928)	(136)	0	3 214

(i)	Capital reduction paid in 2005 was CHF 2.00 per share (2004: 3.00 per share).
(ii)	Cash dividend declared and paid in 2006 was CHF 3.00 per share (2005: CHF 1.00 per share).

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

1. Summary of significant accounting policies

COMPANY OPERATIONS

Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, paper and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.

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

DISCONTINUED OPERATIONS

The operating results of components of the Company that are disposed of or have been classified as held for sale and meet the criteria described in the following sentence are removed from continuing operations for all periods presented and reported as discontinued operations. The criteria for reporting discontinued operations are that the component has operations and cash flows that can be clearly distinguished from the rest of the Company, the operating results of that component’s operations and cash flows have been or will be eliminated from the Company’s ongoing operations, and the Company does not have significant continuing involvement in the component’s operations after the disposal transaction.

In 2006, the Company disposed of its Textile Effects and Masterbatch businesses, both of which met the criteria for recording as discontinued operations. Accordingly, the operating results of these businesses have been removed from continuing operations for all periods presented and reported as discontinued operations. See Note 4 for further discussion regarding discontinued operations.

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

FOREIGN CURRENCY TRANSLATION

The Company’s financial statements are prepared in millions of Swiss francs (“CHF million”). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

translation in income. For foreign currency transactions, changes in exchange rates that arise between transactions, reporting and settlement dates result in both realized and unrealized exchange gains and losses. These amounts are included in net income (loss) for the period.

CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

ACCOUNTS RECEIVABLE, NET

Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. This also includes an allowance for country specific transfer risks. Accounts receivable are written off when they are determined to be uncollectible.

INVENTORIES

The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (“FIFO”) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings and 5 to 20 years for machinery and equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill acquired in business combinations is capitalized at acquisition cost and annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (“net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.

In the second step, the current fair value of the reporting unit is allocated to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (“assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired as of the impairment testing date in a business combination and the

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

fair value of the reporting unit was the price that would have been paid to acquire the reporting unit. The excess, if any, of the total current fair value of the reporting unit over the sum of the individual fair values assigned to its assets and liabilities is considered to be the current implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is an impairment loss, which is recorded as a component of operating income in the Consolidated Statements of Income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is not impaired.

During 2006, 2005 and 2004, the Company completed the annual impairment test of goodwill and determined that the goodwill reported in continuing operations is not impaired. See Note 4 for discussion of goodwill impairment reported in discontinued operations.

Other intangible assets

Purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 35 years). Other intangible assets with indefinite lives are not amortized.

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

Other intangible assets with indefinite lives are reviewed annually for impairment, or on an interim basis if indications of possible impairment are present. For such assets, if the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that difference. Intangible assets with indefinite lives are reviewed annually to determine whether their useful lives remain indefinite. If such an asset is then determined to have a finite life, the asset is tested for impairment. The carrying amount of the intangible asset after recognition of an impairment charge, if any, is then amortized over the asset’s remaining useful life and further accounted for in the same manner as other intangible assets with finite lives.

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

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology and technology that is expected to be approved to remediate the site, presently enacted laws and regulations and prior

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

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

NEW ACCOUNTING STANDARDS

Pensions and other postretirement benefits

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“SFAS No. 158”), which requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company fully adopted the “disclosure and recognition” provisions of SFAS No. 158 on December 31, 2006. The “measurement” provisions of SFAS No. 158 are not applicable until the year ending December 31, 2008. See Note 19 for further discussion regarding the changes and related balance sheet impact that resulted from the adoption of SFAS No. 158.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Income taxes

In July 2006, the FASB published FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

At times, tax laws are subject to varied interpretation, and whether tax positions taken in tax returns will ultimately be sustained may be uncertain. FIN 48 provides for a standardized way to account for tax positions taken where the tax law is not specifically clear and no prior precedent is set. Under FIN 48, tax positions are recognized if it is more likely than not that these positions will be upheld. The amount of the position to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company is required to adopt FIN 48 effective January 1, 2007. Management estimates that the adoption will not have a material effect on the Company’s 2007 results of operations, financial position or cash flows. In 2006 and prior years, the Company recorded provisions related to uncertain tax positions for amounts that are estimated to be probable of becoming payable.

Other

There were no other new accounting standards issued by the FASB or other authoritative standard setters that became effective during 2006 and that had a material effect on the Company’s financial statements.

RECLASSIFICATIONS

Certain reclassifications to the 2005 financial statements and related footnote amounts have been made to conform to the 2006 presentation.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

2. Business segment and geographic data

Year ended December 31,	2006	2005	2004
Net sales
Plastic Additives	2 090	1 938	1 895
Coating Effects	1 801	1 703	1 721
Water & Paper Treatment	2 461	2 394	2 014
Total net sales	6 352	6 035	5 630

Operating income
Plastic Additives	312	260	224
Coating Effects	244	226	286
Water & Paper Treatment	81	128	128
Corporate	(175)	(225)	(183)
Total operating income	462	389	455

Operating income margin
Plastic Additives	14.9%	13.4%	11.9%
Coating Effects	13.6%	13.2%	16.6%
Water & Paper Treatment	3.3%	5.4%	6.3%
Corporate	—	—	—
Operating income margin	7.3%	6.4%	8.1%

Depreciation and amortization
Plastic Additives	98	95	95
Coating Effects	105	104	100
Water & Paper Treatment	150	160	129
Corporate	6	13	20
Total depreciation and amortization	359	372	344

Research and development
Plastic Additives	97	97	97
Coating Effects	105	104	101
Water & Paper Treatment	45	48	42
Corporate	23	23	19
Total research and development	270	272	259

Capital expenditures
Plastic Additives	98	72	76
Coating Effects	49	78	77
Water & Paper Treatment	79	89	81
Corporate	10	7	11
Total capital expenditures	236	246	245

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

December 31,	2006	2005
Net assets
Plastic Additives	1 298	1 442
Coating Effects	1 644	1 962
Water & Paper Treatment	3 207	3 282
Shared operating net assets not allocated to segments (i)	160	80
Non-operating net assets (ii)	1 154	1 391
Discontinued operations	(63)	502
Invested capital (iii)	7 400	8 659
Items not included in invested capital	(4 186)	(4 756)
Total shareholders’ equity (total net assets)	3 214	3 903

Components of items not included in invested capital
Net deferred tax liabilities	133	(79)
Short-term debt	(173)	(266)
Long-term debt	(2 709)	(2 941)
Other liabilities	(1 378)	(1 309)
Minority interest	(75)	(80)
Discontinued operations	16	(81)
Total items not included in invested capital	(4 186)	(4 756)

Total assets
Plastic Additives	1 613	1 696
Coating Effects	1 900	2 198
Water & Paper Treatment	3 585	3 644
Shared operating assets not allocated to segments (i)	438	436
Non-operating assets (ii)	1 526	1 859
Discontinued operations	19	779
Total assets	9 081	10 612

(i)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.
(ii)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.
(iii)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The Company is organized into three reporting segments: Plastic Additives, Coating Effects and Water & Paper Treatment. The Company’s reporting segments each develop, manufacture and market different products, services and solutions. Each reporting segment is managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

The Company evaluates the performance of its reportable segments based on operating income. Segment operating income includes all operating items relating to the segments and excludes certain restructuring and other charges that principally apply to the Company as a whole.

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

DESCRIPTION OF SEGMENTS

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic, lubricant and home and personal care industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and other substrates that prevent aging and corrosion and help improve appearance, durability and performance of finished plastic goods, high-performance motor oils, industrial lubricants and home and personal care products. The Segment’s service business provides customers with product application solutions.

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

The segment Water & Paper Treatment serves the paper & board, water treatment and detergents & hygiene industries. The Segment provides tailored grade solutions to increase paper mill productivity and improve quality, functionality and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore, the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Geographic Data

Net sales to customers	2006	2005	2004
Europe
Germany	554	542	552
United Kingdom	256	257	265
Italy	276	243	252
France	343	319	278
Rest of European Union (i)	1 183	1 152	1 000
Switzerland	74	64	67
Rest of Europe	143	131	110
Total Europe	2 829	2 708	2 524

Americas
United States of America	1 211	1 206	1 192
Canada	217	213	205
Central America	120	108	96
South America	284	254	235
Total Americas	1 832	1 781	1 728

Asia Pacific
Japan	404	401	374
Region China	407	355	306
Rest of Asia	560	494	408
Australia and New Zealand	134	128	122
Africa and Middle East	186	168	168
Total Asia Pacific	1 691	1 546	1 378
Total net sales to customers	6 352	6 035	5 630

Net sales to customers are based on the final destination of the sale.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Long-lived assets	2006	2005
Europe
Germany	286	287
United Kingdom	407	415
Italy	176	170
France	99	104
Rest of European Union (i)	214	224
Switzerland	412	435
Rest of Europe	0	0
Total Europe	1 594	1 635

Americas
United States of America	576	669
Canada	5	5
Central America	65	81
South America	26	27
Total Americas	672	782

Asia Pacific
Japan	20	21
Region China	146	154
Rest of Asia	135	90
Australia and New Zealand	9	10
Africa and Middle East	0	1
Total Asia Pacific	310	276
Total long-lived assets	2 576	2 693

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

(i)	Rest of European Union includes all other European Union member countries that are not specifically listed.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

3. Exchange rates of principal currencies

			Statement of income average rates			Balance sheet End of period rates
December 31,			2006	2005	2004	2006	2005
1	U.S. dollar	(USD)	1.25	1.24	1.24	1.21	1.31
1	British pound	(GBP)	2.31	2.26	2.27	2.38	2.28
1	Euro	(EUR)	1.57	1.55	1.54	1.60	1.56
100	Japanese yen	(JPY)	1.08	1.13	1.15	1.03	1.12

4. Acquisitions and discontinued operations

Acquisitions

There were no significant acquisitions during 2006 or 2005.

Effective May 31, 2004, the Company completed the acquisition of Raisio Chemicals Oy, from Raisio Group Oy, for a gross purchase price of approximately CHF 755 million comprising primarily of cash paid of CHF 662 million (EUR 436 million) and debt assumed of CHF 62 million.

Raisio Chemicals, headquartered in Raisio, Finland supplies functional paper chemicals to the global paper and board industry. The acquisition strengthened the Segment Water and Paper Treatment’s position as a top-tier supplier in the global paper industry and provided further ‘one-stop-shop’ solutions for the Segment’s customer base, while also having established a solid presence for the Company in Nordic and Russian markets.

The acquisition has been accounted for under the purchase method. The other intangible assets acquired, being principally customer relationships, patents and developed technologies, are being amortized over a weighted average useful life of 22 years.

Discontinued Operations

Income (loss) from discontinued operations, net of tax, and loss on sale of discontinued operations, net of tax, include the following:

Divestment of Textile Effects business

On February 18, 2006, the Company signed an agreement under which Huntsman Corporation agreed to buy the Textile Effects business. The transaction was completed on June 30, 2006, subject to customary post-closing working capital and other adjustments. The financial position and results of operations of the Textile Effects business transferred to Huntsman, which represents substantially all of the Textile Effects Segment, have been reported as discontinued operations in the Consolidated Financial Statements.

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

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

During 2006, the Company incurred CHF 14 million of restructuring charges related to the Textile Effects business in order to meet the divestment requirements agreed with the purchaser. The costs incurred were CHF 3 million for severance costs in connection with the reduction of approximately 57 positions and CHF 11 million for impairment costs. A provision of CHF 1 million for costs expected to be incurred by the Company in 2007 to finalize the Textile Effects business restructuring is included in current liabilities of discontinued operations. The Company does not expect that it will incur any additional restructuring expenses related to the Textile Effects business.

Summarized financial information of the discontinued Textile Effects business is presented in the following table:

	2006	2005	2004
Net sales	665	1 283	1 300
Income (loss) before income taxes and minority interest	39	(520)	61
Benefit (provision) for income taxes	(10)	32	(16)
Minority interest	1	(3)	(6)
Income (loss) from discontinued operations of Textile Effects business, net of tax	30	(491)	39

Included in the loss before income taxes and minority interest of the discontinued Textile Effects business for the year ended December 31, 2005 is an impairment charge of CHF 583 million consisting of CHF 377 million of property, plant and equipment, CHF 161 million of goodwill and CHF 45 million of other intangible assets. The acceleration in 2005 of the shift of the textile market and customers to Asia because of the ending of World Trade Organization quotas triggered the testing of certain of the Textile Effects Segment’s long-lived assets for impairment of their carrying values. For purposes of this testing, the asset group to which the long-lived assets were attributed consisted of the entire Textile Effects Segment.

The Segment fair value was estimated using an expected discounted cash flow technique that incorporated various probability-weighted scenarios including estimates as to future market growth, revenue development and profitability levels for the Textile Effects business. The resulting overall Segment fair value was below its carrying value resulting in the impairment charge.

Other

During 2006, the Company disposed of its Masterbatch business in separate transactions. Each transaction qualified for treatment as discontinued operations. As a result, financial position and results of operations of the Masterbatch business transferred have been reported as discontinued operations in the Consolidated Financial Statements. Summarized financial information of the discontinued Masterbatch business is not presented because it is not significant to the Consolidated Financial Statements.

In connection with the Company’s divestment of the Performance Polymers business in 2000, reserves had been established for certain tax risks related to the divested business. As a result of the settlement of certain tax audits and the passage of time, it has become more likely than not that certain of these reserves will not be needed. As a result, the Company released CHF 21 million of such reserves. The Company also incurred in 2006, CHF 2 million of other costs attributable to the earlier divested Performance Polymers business.

Vantico (now owned by Huntsman Corporation), the purchaser of the Performance Polymers business, had initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in 2005 resulting in the release at that time of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

5. Accounts receivable, net

	2006	2005
Accounts receivable	922	910
Allowance for doubtful accounts	(30)	(35)
Total	892	875

6. Inventories

	2006	2005
Raw materials	159	163
Work in process and finished goods	1 082	972
Total	1 241	1 135

Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 36 million as of December 31, 2006 and CHF 32 million as of December 31, 2005.

7. Property, plant and equipment

Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2006 and 2005 were as follows:

	2006					2005
	Land	Buildings	Machinery and equipment	Construction in progress	Total	Total
Cost at January 1,	117	1 667	4 827	181	6 792	6 423
Additions	0	3	24	209	236	246
Retirements/disposals	(1)	(6)	(56)	(2)	(65)	(113)
Changes in consolidation scope (i)	1	1	1	0	3	54
Currency adjustments	(1)	(27)	(71)	(1)	(100)	345
Other (ii)	(1)	20	155	(206)	(32)	(163)
Cost at December 31,	115	1 658	4 880	181	6 834	6 792
Accumulated depreciation at January 1,		(823)	(3 276)		(4 099)	(3 796)
Depreciation		(52)	(247)		(299)	(315)
Accumulated depreciation on retirements/disposals		4	51		55	83
Currency adjustments		12	53		65	(191)
Other (ii)		0	20		20	120
Accumulated depreciation at December 31,		(859)	(3 399)		(4 258)	(4 099)
Net book value at December 31,	115	799	1 481	181	2 576	2 693

(i)	In 2006 and 2005, changes in consolidation scope result from several minor acquisitions.
(ii)	In 2006, the net increases in other for buildings and machinery and equipment consist of capitalization of construction projects that were completed during the year, the aggregate amount of which is reflected in other for construction in progress, partially offset by restructuring-related impairments (See Note 24).

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The insurance value of the property, plant and equipment was approximately CHF 9 429 million at December 31, 2006 and CHF 9 950 million at December 31, 2005.

8. Goodwill

Changes in the carrying amount of goodwill by Segment from December 31, 2005 to December 31, 2006 were as follows:

	December 31, 2005	Acquisitions	Foreign currency translation and other adjustments	December 31, 2006
Plastic Additives	67	14	(4)	77
Coating Effects	218	3	9	230
Water & Paper Treatment	1 207	4	41	1 252
Total	1 492	21	46	1 559

9. Other intangible assets

Other intangible assets by major class consist of the following:

December 31, 2006	Gross carrying value	Accumulated amortization	Net carrying value
Patents	88	(34)	54
Trademarks and tradenames	25	(4)	21
Other	202	(50)	152
Total	315	(88)	227

December 31, 2005
Patents	87	(25)	62
Trademarks and tradenames	25	(2)	23
Minimum pension liability - intangible asset (i)	6		6
Other	184	(29)	155
Total	302	(56)	246

(i)	See Note 19 for discussion regarding the adoption of SFAS No. 158.

During 2006, the Company acquired CHF 117 million of other intangible assets, substantially all of which is developed technology and know-how related to the implementation of a single platform of information technology systems featuring new software designed to eliminate duplication and enhance data transparency. This is being amortized over a twelve year period.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Amortization in 2006 of other intangible assets including developed technology and know-how intangible assets amounted to CHF 60 million (2005: CHF 57 million and 2004: CHF 45 million). For amortizing other intangible assets including developed technology and know-how intangible assets, based on the values at December 31, 2006, estimated future annual amortization expense is expected to be as follows: 2007: CHF 73 million; 2008: CHF 71 million; 2009: CHF 68 million; 2010: CHF 60 million; 2011: CHF 58 million; 2012 and thereafter CHF 572 million.

10. Financial investments and instruments

FAIR VALUE OF FINANCIAL INVESTMENTS AND INSTRUMENTS

The Company determines that, due to their short-term nature, financial assets and liabilities such as cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.

The book value and fair value of the Company’s long-term debt is as follows:

	2006		2005
	Book value	Fair value	Book value	Fair value
Long-term debt, including current portion	2 713	2 705	2 945	3 026

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

FINANCIAL INVESTMENTS

	2006	2005
Investments in equity affiliates	110	117
Investments in unconsolidated companies	11	15
Total financial investments	121	132

The most significant investment in equity affiliates is Compagnie Industrielle de Monthey SA (investment interest maintained at 50 percent for 2006, 2005 and 2004). The following table presents as of December 31, 2006, 2005 and 2004, summarized financial information on a 100 percent basis for investments in companies accounted for using the equity method.

	2006	2005	2004
Sales	87	89	149
Income before taxes	(11)	4	1
Net income (loss)	(11)	3	(1)
Total assets	96	90	178
Shareholders’ equity	206	219	273

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

Information with respect to fair value hedges

In 2006 and 2005 the Company had no fair value hedges. In 2004 there was no hedge ineffectiveness for the Company’s fair value hedges.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Information with respect to cash flow hedges

During 2006, the Company entered into a cross currency swap with a third-party financial institution that is designated as a cash flow hedge to effectively fix in Swiss francs the future cash flows for both interest and principal payments on the underlying EUR 100 million of debt. Both the underlying debt and the swap mature in 2012. In 2006 there was no hedge ineffectiveness for this cash flow hedge.

The Company has historically entered into natural gas forward contracts that were designated as cash flow hedges to minimize its exposure to increases in natural gas prices in certain locations. As of December 31, 2006, no such contracts exist that are designated as cash flow hedges. During 2006, the Company realized CHF 5 million of losses on contracts that had been designated as cash flow hedges. During 2005 and 2004, realized gains and losses were not significant.

Information with respect to other derivative financial instruments

At December 31, 2006, the fair value of other derivative instruments not designated as accounting hedges was a net asset of CHF 8 million (2005: net liability of CHF 11 million), consisting of CHF 11 million included in prepaid and other current assets (2005: CHF 22 million) and CHF 3 million included in accruals and other current liabilities (2005: CHF 33 million).

11. Other assets

	2006	2005
Prepaid pension costs (i)	63	750
Deferred taxes	219	249
Loans to third parties and equity affiliates	11	16
Other	68	36
Total	361	1 051

(i)	See Note 19 for discussion regarding the adoption of SFAS No. 158.

12. Accruals and other current liabilities

	2006	2005
Payroll and employee benefits	155	121
Taxes other than income taxes	43	61
Interest	70	82
Rebates	38	39
Restructuring provisions	31	56
Environmental remediation and compliance	49	35
Retirement and postemployment benefits	35	28
Deferred income taxes	63	60
Other	245	305
Total	729	787

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

13. Short-term debt

	2006	2005
Bank overdrafts	18	14
Loans	46	69
Other (i)	105	179
Current portion of long-term debt	4	4
Total	173	266

(i)	Other includes employee and retiree deposits totaling CHF 103 million at December 31, 2006 and CHF 137 million at December 31, 2005.

During 2006, the Company cancelled the existing commercial paper program in the United States which had provided for short-term borrowings up to USD 1 000 million. At December 31, 2005, no amounts were outstanding under these programs in the United States.

During 2005, the Company canceled the existing syndicated loan facility maturing January 2006 and entered into a new multicurrency revolving loan facility expiring 2011 that provides for borrowings in U.S. dollars up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 30 percent of the applicable margin per annum, at 0.057 percent, is paid on the unused portion of the facility. The loans bear interest at a rate of LIBOR plus 19 basis points. As of December 31, 2006 and 2005, there were no borrowings outstanding under these facilities.

The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2006 was 3.0 percent and at December 31, 2005 was 3.2 percent. Unused short-term credit lines totaled CHF 519 million at December 31, 2006.

14. Long-term debt

	2006	2005
Bonds and Euro Medium-Term Notes	2 485	2 881
Amounts owed to credit institutions	186	19
Other long-term debt	42	45
Total	2 713	2 945
Current portion of long-term debt	(4)	(4)
Total long-term debt	2 709	2 941

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Bonds and Euro Medium-Term Notes			2006	2005
CHF	400	3.25% Straight Bonds, principal due 2008	408	1 035
EUR	500	4.875% Unsecured Notes, principal due 2018	806	778
CHF	300	3.25% Straight Bonds, principal due 2009	301	302
CHF	225	3.25% Straight Bonds, principal due 2012	224	0
USD	142	U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 4.16%)	173	219
Total Bonds			1 912	2 334
GBP	243	6.50% Euro Medium-Term Note, principal due 2013	573	547
Total Bonds and Euro Medium-Term Notes			2 485	2 881

In October 2006, the Company repaid CHF 600 million of the 3.25 percent Straight Bonds prior to their scheduled maturity date.

The annual maturities of long-term debt outstanding at December 31, 2006 are as follows: 2007 CHF 4 million; 2008 CHF 417 million; 2009 CHF 305 million; 2010 CHF 5 million; 2011 CHF 5 million; 2012 and thereafter CHF 1 970 million.

15. Income taxes

Combined income from continuing and discontinued operations before income taxes and minority interest consists of the following:

	2006	2005	2004
Domestic	(59)	35	194
Foreign	(35)	(296)	180
Total income (loss) from continuing operations and discontinued operations before income taxes and minority interest	(94)	(261)	374

The combined provision for income taxes in 2006, 2005 and 2004 from continuing and discontinued operations consists of the following:

	2006	2005	2004
Domestic	(5)	(5)	24
Foreign	(29)	86	42
Total current provision	(34)	81	66
Domestic	(48)	(5)	1
Foreign	21	(58)	24
Total deferred provision	(27)	(63)	25
Share of taxes from earnings of equity affiliates	0	0	1
Total provision for income taxes	(61)	18	92

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Income tax expense (benefit) is included in the Company’s financial statements as follows:

	2006	2005	2004
Continuing operations:
Current portion	3	81	67
Deferred portion	36	(33)	6
Total continuing operations	39	48	73
Discontinued operations	(100)	(30)	18
Total income tax expense (benefit)	(61)	18	91

The Company’s current income taxes for 2006 were reduced by approximately CHF 3 million resulting from the utilization in certain countries of prior years’ tax loss carryforwards to reduce current year taxes payable.

The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income from continuing operations before income taxes and related provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The main factors causing the effective tax rate from continuing operations to differ from the expected tax rate are:

In percent	2006	2005	2004
Expected tax rate	30	30	30
Non-deductible items	12	10	6
Tax free income	(11)	(6)	(2)
Income taxed at reduced rates	(5)	(7)	(4)
Changes in valuation allowance	18	66	0
Other	(31)	(74)	(6)
Effective tax rate	13	19	24

“Non-deductible items” include the tax effect of amortization of other intangible assets and other expenses that are not deductible for tax purposes.

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

The net “Changes in valuation allowance” increase in 2006 consisted of 27 percent for additional valuation allowances on tax loss carryforwards that arose during 2006 in certain subsidiaries, (4) percent for deferred tax assets that reversed in 2006 and had previously existing valuation allowances, and (5) percent for changes in judgment during 2006 regarding the amount of valuation allowance necessary for deferred tax assets that existed in prior years.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The net “Changes in valuation allowance” increase in 2005 is attributable primarily to additional valuation allowances on the additional tax loss carryforwards described in 2005 “Other” below. Decreases in valuation allowances during 2005 were not material.

In 2006, “Other” includes (13) percent for the release of previously existing tax risk provisions upon the determination that they are no longer necessary. The decisions to release these provisions were based on events that occurred in 2006 such as settlements of tax audits or the expiration of the statute of limitation for previously open tax years with risks for which provisions had been recorded. In addition, 2006 “Other” includes 6 percent for the effect of alternative taxes in certain countries that partially substitute for income taxes, (16) percent for the effect of actual tax rates in certain countries being different than the expected tax rate and (8) percent for other adjustments.

In 2005, “Other” includes (56) percent for an additional tax loss carryforward resulting from the write down for tax purposes of an investment in a subsidiary, which was considered permanent, (18) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 13 percent for the effect of alternative taxes in certain countries that partially substitute for income taxes, (18) percent for the effect of actual tax rates in certain countries being different than the expected tax rate and 5 percent for a variety of other adjustments, none of which is individually significant.

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

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2006 and 2005, were as follows:

Deferred tax assets	2006	2005	2004
Pensions and other employee compensation	145	114	90
Inventory	27	23	21
Restructuring, impairment and other charges	2	7	10
Environmental reserves	120	135	135
Tax loss carryforwards	373	330	133
Other	76	85	179
Gross deferred tax assets	743	694	568
Valuation allowances	(342)	(282)	(109)
Net deferred tax assets	401	412	459
Deferred tax liabilities
Property, plant and equipment	(209)	(248)	(276)
Other	(59)	(243)	(312)
Gross deferred tax liabilities	(268)	(491)	(588)
Net deferred tax assets (liabilities)	133	(79)	(129)
Included in
Prepaid and other current assets	115	113	90
Other assets	219	249	179
Accruals and other current liabilities	(63)	(60)	(46)
Deferred income taxes	(138)	(381)	(352)
Net deferred tax assets (liabilities)	133	(79)	(129)

In management’s opinion, the majority of deferred tax assets other than certain tax loss carryforwards will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 1 250 million, of which CHF 90 million will expire in the next five years and CHF 1 097 million will expire between five and twenty years. The remaining carryforwards do not expire.

At December 31, 2006, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 200 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

16. Other liabilities

	2006	2005
Environmental remediation and compliance	411	471
Retirement and postemployment benefits (i)	791	672
Other	176	166
Total	1 378	1 309

(i)	See Note 19 for discussion regarding the adoption of SFAS No. 158.

The environmental remediation and compliance accrual, including the current portion, decreased in 2006 by CHF 46 million as a result of CHF 25 million usage of the accrual (see Note 22), a decrease of CHF 7 million in provisions, and a decrease related to currency effects of CHF 14 million. The environmental remediation and compliance accrual, including the current portion, decreased in 2005 by a net CHF 3 million as a result of a CHF 28 million usage of the accrual and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million.

17. Shareholders’ equity

The Company’s shareholders have approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of an additional 10 million registered shares with a par value of CHF 1 per share (2005: CHF 1 per share; 2004: CHF 3 per share). Of these 10 million shares, 6 million may be issued only through the exercise of option or conversion rights and the remaining 4 million may be issued until March 2008, but would be subject to certain transfer restrictions. Unless specifically permitted by the Company’s Board of Directors, no shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s common stock.

At the Company’s Annual General Meeting on March 2, 2006, the shareholders approved a dividend payment to the shareholders of CHF 3 per share, based on 2005 results (2005: CHF 1 per share dividend payment and CHF 2 per share capital reduction payment; 2004: no dividend payment and CHF 3 per share capital reduction payment). The dividend payment, which totaled CHF 199 million, was made on March 8, 2006 (2005: CHF 66 million dividend paid on March 8, 2005 and CHF 130 million capital reduction paid on May 18, 2005; 2004: CHF 197 million capital reduction paid on May 14, 2004).

According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. In 2006, 2005 and 2004, the Company effected the following treasury stock transactions:

(in millions of shares)	2006	2005	2004
Treasury stock at January 1,	2.6	4.7	4.4
Purchased at market prices	1.5	1.5	3.6
Sold at market prices	(2.5)	(1.8)	(2.0)
Cancelled	0.0	(1.8)	(1.3)
Treasury stock at December 31,	1.6	2.6	4.7

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

None of the Company’s treasury shares were reserved as of December 31, 2006. As of December 31, 2005, the Company had designated a total of 1.4 million shares of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans. The remaining 1.2 million shares of treasury stock as of December 31, 2005 had been designated as unreserved shares.

The after-tax components of accumulated other comprehensive loss are as follows:

	2006	2005
Currency translation adjustment	(222)	(308)
Pension funded status adjustment (i)	(707)	(103)
Other, net of tax	1	2
Accumulated other comprehensive loss	(928)	(409)

(i)	See Note 19 for discussion regarding the adoption of SFAS No. 158.

There was no deferred tax effect on the unrealized gains/(losses) on available-for-sale securities in 2006 (2005: CHF 2 million deferred tax expense). There was no deferred tax effect on cash flow hedges in 2006 (2005: CHF 1 million deferred tax benefit). The deferred tax effect on the pension adjustment is a deferred tax benefit of CHF 273 million in 2006 (2005: CHF 65 million deferred tax benefit). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

18. Stock-based compensation plans

Descriptions of the terms of the Company’s stock-based plans are presented in the following paragraphs.

LTIP — The Company has a Long-Term Incentive Plan (“LTIP”), which grants both restricted and unrestricted shares of common stock of the Company to senior management and other key employees. Restricted shares are restricted from being sold by the grantee for three years from the date of grant.

In connection with the LTIP 2006, the Company granted 212 491 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 81.70 per share to 697 participants and recognized compensation expense of approximately CHF 17 million in 2006 related to these grants. In connection with the LTIP 2005, the Company granted 215 154 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 78.60 per share to 697 participants and recognized compensation expense of approximately CHF 17 million in 2005 related to these grants. In connection with the LTIP 2004, the Company granted 173 790 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 95.30 per share to 705 participants and recognized compensation expense of approximately CHF 17 million in 2004 related to these grants.

The LTIP until 2005 also provided for the granting of options to participants to purchase shares of common stock. Accordingly, in 2006 and 2005 no options were granted. Options granted in 2004 were made with vesting and the right to exercise occurring over three years and expiration dates of ten years from date of grant. Options granted in years prior to 2004 expire either five years or ten years after the date of grant. Compensation expense of approximately CHF 1 million in 2006 (CHF 2 million in 2005 and CHF 3 million in 2004) was recorded comprising the unvested portion of prior year awards.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The following table summarizes option activity under the LTIP during 2006, 2005 and 2004:

	Weighted average exercise price	Stock options outstanding
Balance at December 31, 2003	109.34	2 080 622
Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)
Balance at December 31, 2004	108.32	1 771 757
Options granted	0.00	0
Options exercised	0.00	0
Options canceled/forfeited	108.60	(23 647)
Options expired	104.48	(243 860)
Balance at December 31, 2005	108.77	1 504 250
Options granted	0.00	0
Options exercised	0.00	0
Options canceled/forfeited	116.98	(50 086)
Options expired	108.69	(271 557)
Balance at December 31, 2006	108.44	1 182 607

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2006:

		Stock options outstanding		Stock options exercisable
Exercise price range	Weighted average exercise price - outstanding/ exercisable	Number of outstanding options	Weighted average remaining contractual life (in years)	Number of outstanding options	Weighted average remaining contractual life (in years)
82.60 – 111.40	103.64/103.83	1 084 107	2.5	1 059 974	2.4
160.00	160.00/160.00	98 500	1.0	98 500	1.0
		1 182 607		1 158 474

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

MAB — The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 30 shares (prior to 2006, 25 shares) of common stock at CHF 10 per share (prior to 2006, CHF 15) as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted. The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2006, 2005 and 2004:

	Weighted average exercise price	Rights outstanding
Balance at December 31, 2003	15.00	455 550
Rights granted	15.00	104 200
Rights exercised	15.00	(22 955)
Balance at December 31, 2004	15.00	536 795
Rights granted	15.00	102 475
Rights exercised	15.00	(57 055)
Balance at December 31, 2005	15.00	582 215
Rights granted	10.00	114 750
Rights exercised	14.23	(251 885)
Balance at December 31, 2006	14.15	445 080

Compensation expense is recorded in the year the rights are granted and, in 2006, CHF 5 million (2005: CHF 7 million; 2004: CHF 9 million) of compensation expense was recorded under this plan.

CHANGE IN CONTROL AND RESERVE OF SHARES

Upon a change in control of the Company as defined, the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

At December 31, 2006, the Company did not have any shares of treasury stock reserved for issuance under the various stock based compensation plans (2005: 1.4 million shares reserved; 2004: 2.0 million shares reserved).

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

19. Retirement benefits

The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has defined contribution and contributory and non-contributory defined benefit pension plans.

DEFINED CONTRIBUTION PENSION PLANS

In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 12 million in 2006, CHF 15 million in 2005 and CHF 11 million in 2004.

DEFINED BENEFIT PENSION PLANS

Benefits to participants in the Company’s defined benefit pension plans are generally based on employees’ years of service and levels of compensation or stated amounts for each year of service.

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

Each year, the projected benefit obligation (“PBO”), which is the present value of projected future benefits payable to current plan participants allowing for estimated future employee compensation increases, is calculated for each plan. The measurement date for the Company’s pension plans that make up the majority of plan assets and benefit obligations is December 31st for each year presented.

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

	2006			2005
	Funded plans	Unfunded plans	All plans	Funded plans	Unfunded plans	All plans
Change in benefit obligation (PBO)
PBO, beginning of year	4 023	611	4 634	3 419	522	3 941
Service cost	82	11	93	86	9	95
Interest cost	154	26	180	152	28	180
Participant contributions	29	0	29	24	0	24
Actuarial (gain) loss (i)	174	(14)	160	510	69	579
Plan amendments	(90)	0	(90)	(103)	0	(103)
Benefits paid	(194)	(29)	(223)	(183)	(26)	(209)
Foreign currency translation	18	15	33	92	6	98
Divestitures	(362)	(65)	(427)	0	0	0
Other	(16)	1	(15)	26	3	29
PBO, end of year	3 818	556	4 374	4 023	611	4 634
Change in plan assets
Fair value of plan assets, beginning of year	3 660	0	3 660	3 109	0	3 109
Actual return on plan assets	390	0	390	335	0	335
Employer contributions	116	29	145	114	26	140
Participant contributions	29	0	29	24	0	24
Benefits paid	(194)	(29)	(223)	(183)	(26)	(209)
Foreign currency translation	26	0	26	76	0	76
Divestitures	(304)	0	(304)	0	0	0
Other (i)	(30)	0	(30)	185	0	185
Fair value of plan assets, end of year	3 693	0	3 693	3 660	0	3 660
PBO funded status	(125)	(556)	(681)	(363)	(611)	(974)

(i)	Includes for 2005 the addition to plan assets and PBO resulting from the merger of one of the Company’s defined contribution plans into an existing defined benefit plan.

For both years presented, substantially all of the Company’s funded pension plans had PBO in excess of plan assets.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

ACCUMULATED BENEFIT OBLIGATION (ABO) STATUS OF DEFINED BENEFIT PENSION PLANS

Accumulated benefit obligation (“ABO”) is less than PBO because ABO excludes assumptions as to future increases in employee compensation when calculating the present value of the future benefit obligation. The table below shows the ABO status at December 31, 2006 and 2005 of the Company’s pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO or that are unfunded (under-funded):

	2006
	Fully- funded	Under- funded	Total funded plans	Un- funded	Total all plans
Accumulated benefit obligation (ABO)	3 183	339	3 522	522	4 044
Fair value of plan assets	3 424	269	3 693		3 693
ABO status – fully (under) funded	241	(70)	171	(522)	(351)

	2005
	Fully- funded	Under- funded	Total funded plans	Un- funded	Total all plans
Accumulated benefit obligation (ABO)	3 061	362	3 423	566	3 989
Fair value of plan assets	3 397	263	3 660		3 660
ABO status – fully (under) funded	336	(99)	237	(566)	(329)

ADOPTION OF SFAS NO. 158

With the adoption of SFAS No.158, effective December 31, 2006, unrecognized gains and losses are no longer excluded from the pension-related asset (liability) on the balance sheet. Instead, these unrecognized gains and losses, net of income tax, are recorded as assets or liabilities and as a component of accumulated other comprehensive loss in shareholders’ equity. SFAS No. 158 does not permit unrecognized losses prior to December 31, 2006 to be recorded.

As a result of the adoption of SFAS No. 158, the Company recorded the following increases (decreases) as of December 31, 2006 to pension-related assets, liabilities and shareholders’ equity:

Minimum pension liability – intangible asset	(5)
Prepaid pension costs included in other assets	(699)
Deferred taxes included in other assets	27
Retirement benefits included in other liabilities	127
Deferred income taxes	(181)
Accumulated other comprehensive loss	(623)

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The following table shows the components of the Company’s net pension asset (liability), including the balance sheet line items in which they are recorded, as of December 31, 2006:

	Funded plans	Unfunded plans	All plans
Pension asset included in other assets	63	0	63
Retirement benefits included in accruals and other current liabilities	(2)	(27)	(29)
Retirement benefits included in other liabilities	(186)	(529)	(715)
PBO funded status	(125)	(556)	(681)

PRIOR TO THE ADOPTION OF SFAS NO. 158

Prior to the adoption of SFAS No. 158, the Company recorded a pension-related asset (liability) for each of its defined benefit pension plans equal to the excess (deficit) of the fair value of plan assets over (under) PBO. However, excluded from such net pension asset (liability) were unrecognized gains and losses that arose as a result of using long-term expected rates of return on plan assets rather than actual returns as a component of net pension expense. Instead, such gains and losses were amortized over the average remaining service life of active employees only where they exceed 10 percent of the greater of the fair value of beginning plan assets or PBO. Additionally, where pension plan amendments resulted in changes to employees’ future benefits and therefore PBO, the resulting unrecognized prior service costs were amortized as a component of future net pension expense over the average remaining service life of active employees.

The following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO, as of December 31, 2005:

	Funded plans	Unfunded plans	All plans
Prepaid benefit cost (i)	824	0	824
Accrued benefit liability (i)	(112)	(574)	(686)
Minimum pension liability - intangible asset	4	2	6
Accumulated other comprehensive loss, pre tax	119	49	168
Currency adjustments (ii)	(18)	0	(18)
Net pension asset (liability) on Consolidated Balance Sheets	817	(523)	294
Unrecognized net gain (loss)	(1 272)	(90)	(1 362)
Unrecognized prior service cost	92	2	94
PBO funded status	(363)	(611)	(974)

(i)	Current and long-term portion
(ii)	Currency effect on the prior year additional minimum pension liability

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

NET DEFINED BENEFIT PLAN PENSION EXPENSE

The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2006, 2005 and 2004 were:

	Funded plans			Unfunded plans			All plans
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	82	86	79	11	9	9	93	95	88
Interest cost	154	152	149	26	28	27	180	180	176
Expected return on plan assets	(196)	(195)	(208)	0	0	0	(196)	(195)	(208)
Amortization of unrecognized transition obligation/asset	(14)	(15)	(15)	0	0	0	(14)	(15)	(15)
Amortization of prior service cost	(6)	1	2	0	0	0	(6)	1	2
Amortization of other unrecognized gains/losses	84	49	17	3	0	0	87	49	17
Other (gains)/losses recognized	3	1	(1)	(2)	0	0	1	1	(1)
Total net pension expense	107	79	23	38	37	36	145	116	59

PENSION-RELATED COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table shows the changes to the pension-related components of accumulated other comprehensive loss for each of the years ended December 31, 2006, 2005 and 2004:

	2006
	Unrecognized net transition (asset) obligation	Unrecognized prior service cost	Unrecognized actuarial (gains) losses	Total
Balance - beginning of year, pre tax	5	6	157	168
Arising during year	0	0	(12)	(12)
Recognized as component of net periodic benefit cost during year	(3)	6	(10)	(7)
Adjustment to initially apply FASB Statement No. 158	(74)	0	905	831
Balance - end of year, pre tax	(72)	12	1 040	980
Tax benefit	21	(3)	(291)	(273)
Balance - end of year, net of tax	(51)	9	749	707

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

	2005
	Unrecognized net transition (asset) obligation	Unrecognized prior service cost	Unrecognized actuarial (gains) losses	Total
Balance - beginning of year, pre tax	5	8	114	127
Arising during year	0	0	50	50
Recognized as component of net periodic benefit cost during year	0	(1)	(7)	(8)
Balance - end of year, pre tax	5	6	157	168
Tax benefit	(1)	(2)	(62)	(65)
Balance - end of year, net of tax	4	4	95	103

	2004
	Unrecognized net transition (asset) obligation	Unrecognized prior service cost	Unrecognized actuarial (gains) losses	Total
Balance - beginning of year, pre tax	5	10	114	129
Arising during year	0	0	3	3
Recognized as component of net periodic benefit cost during year	0	(2)	(3)	(5)
Balance - end of year, pre tax	5	8	114	127
Tax benefit	(1)	(3)	(45)	(49)
Balance - end of year, net of tax	4	5	69	78

Amortization of the above unrecognized pension-related items that is expected to be recognized as components of net periodic benefit cost in 2007 are as follows: net transition asset, CHF (15) million; prior service cost, CHF (18) million; actuarial losses, CHF 77 million.

KEY ASSUMPTIONS

The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2006	2005
Discount (interest) rate	4.3%	4.0%
Rate of increase in compensation levels	2.6%	2.4%

The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2006	2005	2004
Discount (interest) rate	4.0%	4.6%	4.9%
Rate of increase in compensation levels	2.4%	2.3%	2.3%
Expected long-term rate of return on plan assets	5.6%	5.8%	6.2%

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

For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2006 and 2005, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2006, are as follows:

	Actual plan asset allocation percentages at December 31		Target plan asset allocation percentages at December 31, 2006
	2006	2005
Asset category
Equity securities	44%	38%	35% - 45%
Debt securities	38%	41%	35% - 45%
Real estate	14%	17%	10% - 20%
Other	4%	4%	0% - 10%
Total	100%	100%

At December 31, 2006 and 2005, the Company’s pension plans did not own any Company common stock.

The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

Undiscounted expected benefit payments	Funded plans	Unfunded plans	All plans
2007	154	27	181
2008	159	27	186
2009	160	28	188
2010	166	28	194
2011	175	29	204
Aggregate for 2012 through 2016	940	157	1 097

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The amount expected to be contributed by the Company to its defined benefit pension plans during 2007 is CHF 111 million.

OTHER POSTRETIREMENT BENEFITS

The Company’s net liability for other postretirement benefits at December 31, 2006 was CHF 59 million (December 31, 2005: CHF 68 million) resulting principally from the postretirement healthcare plan in the United States. The Company’s other postretirement plans are not funded by the Company, do not have significant unrecognized losses, did not require significant amounts to be recognized in the Consolidated Statements of Income for 2006 or 2005, and are not expected to require significant future annual benefit payments.

20. Earnings per share

In 2006, 2005 and 2004, there was no difference between basic and diluted earnings per share for income from continuing operations. For purposes of calculating diluted earnings per share, there were no required adjustments to the reported income from continuing operations or net income amounts for any of those years.

The calculation of diluted earnings per share in 2006 excluded 1 182 607 stock options outstanding with exercise prices between CHF 82.60 and CHF 160.00, in 2005 excluded 1 504 250 stock options outstanding with exercise prices between CHF 82.60 and CHF 160.00, and in 2004 excluded 1 783 225 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, as their inclusion would have been antidilutive.

21. Related party transactions

TRANSACTIONS WITH ASSOCIATED COMPANIES

Investments in equity affiliates of CHF 110 million in 2006 and CHF 117 million in 2005 are included in financial investments and are described in Note 10.

Loans receivable from equity affiliates of CHF 2 million in 2006 and CHF 10 million in 2005 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 2 million in 2006 (CHF 10 million in 2005), which bears interest at 3.5 percent (2005: 3 percent).

The Company had payables and accrued expenses to equity affiliates of CHF 11 million in 2006 and CHF 10 million in 2005, and short-term debt to equity affiliates of CHF 1 million in 2006 and CHF 1 million in 2005.

22. Commitments and contingencies

LEASE COMMITMENTS

The Company leases certain facilities under fixed-term operating and capital leases. The future minimum lease commitments required under these leases are: 2007 CHF 33 million; 2008 CHF 25 million; 2009 CHF 17 million; 2010 CHF 13 million; 2011 CHF 10 million; 2012 and thereafter CHF 19 million. Rental expense amounted to CHF 49 million in 2006, CHF 46 million in 2005 and CHF 56 million in 2004.

PURCHASE COMMITMENTS

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations. Future minimum raw

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

material purchase commitments are: 2007 CHF 371 million; 2008 CHF 288 million; 2009 CHF 154 million; 2010 CHF 51 million; 2011 and thereafter CHF 32 million. Future minimum other purchase commitments, including commitments to purchase fixed assets are: 2007 CHF 173 million; 2008 CHF 67 million; 2009 CHF 41 million; 2010 CHF 26 million; 2011 and thereafter CHF 54 million.

GUARANTEES

In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2006, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 1 million which will expire in 2008 or thereafter.

In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2006, the Company had issued CHF 29 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers and Textile Effects businesses, which were sold in May 2000 and June 2006, respectively. These environmental indemnifications are further discussed in the Environmental Matters section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2006, the Company has recorded liabilities related to the environmental indemnifications totaling CHF 25 million (December 31, 2005: CHF 12 million). It is the opinion of the Company’s management that the possibility is remote that these indemnifications will have a material adverse impact on the Company’s Consolidated Financial Statements.

CONTINGENCIES

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a demand from local authorities to remove a landfill at the site (see Environmental Matters below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see Litigation Matters below).

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

For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 460 million as of December 31, 2006 and CHF 506 million as of

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

December 31, 2005 have been recorded in the accompanying Consolidated Balance Sheets. The Company anticipates that these provisions will be spent generally over the next 30 years or longer. The Company’s environmental protection and improvement cash expenditures were approximately CHF 35 million in 2006 (CHF 43 million in 2005), including investments in construction, operations and maintenance and usage of the provision.

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

The contractual terms of the sale of the Textile Effects business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Textile Effects business prior to June 30, 2006. With respect to any such environmental liabilities, the Company’s obligation to indemnify is unlimited in amount and to a period of fifteen years following June 30, 2006, except for off-site releases, liabilities resulting from non-compliance, and certain risk management assessments and upgrades to buildings at one specific site, which are unlimited in time. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Textile Effects business.

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

At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another four years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The U.S. Environmental Protection Agency has stated its opinion that the landfill does not need to be removed. It is therefore the opinion of the Company’s management that the possibility is remote that the Company would be compelled to remove the landfill or to incur additional material costs related to this demand.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The Company’s subsidiary in the United States has received an informal demand from the New Jersey Department of Environmental Protection for compensation due to damages to natural resources at the Toms River site. The Company is engaged in discussions with the local authorities for the resolution of this claim. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected cost of settlement of this claim.

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

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste in smaller volumes than exist for other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the “Interessengemeinschaft Deponiesicherheit Regio Basel”, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2006, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying Consolidated Balance Sheets. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing provisions and will therefore have a material adverse impact on the Company’s Consolidated Financial Statements.

LITIGATION MATTERS

Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal preparation plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. Both cases are currently in discovery. The judge recently narrowed the class of the cases to two states in the U.S. and set a December 2007 date for the first phase of the trial. The judge also decided to allow a class of workers at wastewater treatment plants to join the lawsuit. The Company’s subsidiary and the co-defendants intend to appeal this decision as well as the decision to allow a class of workers from a state outside of West Virginia.

Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. The Company has established adequate reserves for legal expenses related to these claims, and is confident that these reserves are sufficient to prevent the claims from having any material adverse effect on its financial position or the

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

results of its operations. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing reserves and will therefore have a material adverse impact on the Company’s Consolidated Financial Statements.

OTHER MATTERS

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any of these matters cannot be predicted with certainty, it is the opinion of the Company’s management that the possibility is remote that any such matter will have a material adverse impact on the Company’s business, financial position, cash flows or results of operations.

23. Valuation and qualifying accounts and reserves

Allowance for doubtful accounts

For the year ended December 31,	2006	2005	2004
Balance at beginning of year	35	44	44
Additions charged to cost and expenses	17	16	12
Deductions credited to cost and expenses	(17)	(18)	(11)
Use of allowance and other, net (i)	(5)	(9)	1
Currency adjustments	0	2	(2)
Balance at end of year	30	35	44

Allowance for obsolete and slow moving inventory

For the year ended December 31,	2006	2005	2004
Balance at beginning of year	32	34	35
Additions charged to cost and expenses	20	13	12
Deductions credited to cost and expenses	(14)	(13)	(11)
Use of allowance and other, net (i)	(2)	(3)	(2)
Currency adjustments	0	1	0
Balance at end of year	36	32	34

(i)	Use of allowance and other, net is primarily amounts written-off, additions applicable to acquisitions and miscellaneous other adjustments.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Deferred income tax valuation allowance

For the year ended December 31,	2006	2005	2004
Balance at beginning of year	282	109	120
Additions charged to cost and expenses	114	239	11
Deductions credited to cost and expenses	(27)	(75)	(20)
Other, net	(13)	0	3
Currency adjustments	(14)	9	(5)
Balance at end of year	342	282	109

24. Restructuring, impairment and other charges

Restructuring, impairment and other charges consists principally of the following:

OPERATIONAL AGENDA

In 2006, following the divestment of Textile Effects Business, the Operational Agenda was launched to fully align the Company’s structure and processes to the needs of the remaining business. The specific elements of the Operational Agenda focus on streamlining the Company’s organizational and geographic footprint, implementing a Company-wide system structure with new software, improving capacity utilization and reducing production and maintenance costs, strengthening market and customer focus and improving the effectiveness of the Company’s research and development capabilities.

The cost of the program is expected to range from CHF 250 million to CHF 300 million before taxes comprised of employee severance costs ranging from CHF 180 million to CHF 200 million due to the reduction of approximately 2 500 positions, asset impairment charges ranging from CHF 50 million to CHF 70 million and other costs ranging from CHF 20 million to CHF 30 million. The total range of costs expected by segment are: Plastic Additives CHF 50 million to CHF 60 million, Coating Effects CHF 70 million to CHF 90 million and Water & Paper Treatment CHF 60 million to CHF 80 million. The remainder of the costs are expected to be incurred in corporate. The planned project completion date is 2009.

The following summarizes the Operational Agenda activity incurred since inception, all of which is corporate:

	Employee severance	Other costs	Total
Operational Agenda restructuring provisions
Charged to operating income	8	8	16
Payments/settlements	(7)	(8)	(15)
Balance at December 31, 2006	1	—	1

PROJECT SHAPE

Project Shape, which was implemented in 2004 to integrate Raisio Chemicals into Segment Water & Paper Treatment and to realign the Textile Effects Business, is nearly complete. The project involved the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the U.S.

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The following summarizes Project Shape activity incurred:

	Employee severance	Other costs		Total
Project Shape restructuring provisions
Balance at December 31, 2003	—	—		—
Charged to operating income	17	13		30
Payments/settlements	(2)	(7)		(9)
Balance at December 31, 2004	15	6		21
Charged to operating income	73	24		97
Payments/settlements	(41)	(29)		(70)
Balance at December 31, 2005	47	1		48
Charged to operating income	34	25		59
Payments/settlements	(59)	(22)		(81)
Balance at December 31, 2006	22	4		26

	Employee severance	Other costs	Impairment	Total
Restructuring charged to operating income
Incurred during 2004	17	13	50	80
Incurred during 2005	73	24	19	116
Incurred during 2006	34	8	10	52
Total incurred at December 31, 2006	124	45	79	248

Total costs for Project Shape are expected to be CHF 261 million before taxes consisting of employee severance costs of CHF 146 million due to the reduction of approximately 1 270 positions, asset impairment charges of CHF 79 million and other costs of CHF 36 million. The CHF 79 million asset impairment charges, linked to Project Shape, are net of actual or anticipated gains on assets disposed of in connection with the project. These gains have been and will be credited to other costs in Project Shape.

OTHER

Also included in restructuring, impairment and other charges are, in 2006, CHF 1 million (2005: CHF 4 million in 2005 of other charges and in 2004, CHF 11 million resulting from expensing the fair value of Raisio Chemicals’ in-process research and development activities that were acquired.

25. Subsequent event

On February 2, 2007, the Company announced that it signed a contract to sell its buildings at one of its sites and lease them back from the buyer under long-term leases. Net proceeds from the transaction, which is expected to close in mid-2007, are expected to total approximately CHF 100 million. The long-term leases will have terms ranging from 10 to 15 years and providing for annual lease payments totalling CHF 8 million for ten years decreasing to CHF 5 million in year fifteen.